Form 10-K405, Exhibit 13
period 2001-12-31
PARTNERRE LTD
filed 2002-03-29
CIK 911421

39
                                                                    Exhibit 13.1

PartnerRe Ltd.
Selected Consolidated Financial Data

(Expressed in millions of U.S. dollars, except share and per share data)

The following Selected Consolidated Financial Data is presented in accordance with generally accepted accounting principles. This data should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements.

For the year
     ended
December 31,
     1997        1998        1999        2000        2001      Operating Data
----------------------------------------------------------------------------------------------------------------------
$   472.5   $   735.8   $ 1,433.0   $ 1,439.5   $ 1,878.3      Gross premiums written
----------------------------------------------------------------------------------------------------------------------
    427.8       687.0     1,326.4     1,380.3     1,825.1      Net premiums written
----------------------------------------------------------------------------------------------------------------------
    476.2       685.6     1,338.0     1,314.3     1,633.5      Net premiums earned
----------------------------------------------------------------------------------------------------------------------
    121.0       169.4       307.6       273.6       239.6      Net investment income
----------------------------------------------------------------------------------------------------------------------
     18.0        23.7       (15.9)      (62.7)       20.2      Net realized investment gains (losses)
----------------------------------------------------------------------------------------------------------------------
      0.5         0.9         0.7         0.4         1.7      Other income
----------------------------------------------------------------------------------------------------------------------
    615.7       879.6     1,630.4     1,525.6     1,895.0      Total revenues
----------------------------------------------------------------------------------------------------------------------
    207.3       396.9     1,130.1       975.7     1,631.8      Losses and loss expenses including life policy benefits
----------------------------------------------------------------------------------------------------------------------
    327.0       602.5     1,579.4     1,427.0     2,149.6      Total expenses
----------------------------------------------------------------------------------------------------------------------
                                                               Income (loss) before distributions related to Trust
                                                               Preferred and Mandatorily Redeemable Preferred
    288.7       277.1        51.0        98.6      (254.6)     Securities and taxes
----------------------------------------------------------------------------------------------------------------------
                                                               Distributions related to Trust Preferred and
       --          --          --          --         3.0      Mandatorily Redeemable Preferred Securities
----------------------------------------------------------------------------------------------------------------------
     17.6        10.8       (43.8)      (43.7)      (69.3)     Income tax expense (benefit)
----------------------------------------------------------------------------------------------------------------------
                                                               Net income (loss) before cumulative effect of adopting
    271.1       266.3        94.8       142.3      (188.3)     new accounting standard, net of tax
----------------------------------------------------------------------------------------------------------------------
                                                               Cumulative effect of adopting new accounting standard,
       --          --          --          --        27.8      net of tax
----------------------------------------------------------------------------------------------------------------------
    271.1       266.3        94.8       142.3      (160.5)     Net income (loss)
----------------------------------------------------------------------------------------------------------------------
     4.48        4.05        1.73        3.79       (4.44)     Diluted operating earnings (loss) per common share
----------------------------------------------------------------------------------------------------------------------
     4.69        4.34        1.40        2.41       (3.60)     Diluted net income (loss) per common share
----------------------------------------------------------------------------------------------------------------------

                                                               Non-life Ratios
----------------------------------------------------------------------------------------------------------------------
     39.0%       56.9%       77.1%       70.2%      100.4%     Loss ratio
----------------------------------------------------------------------------------------------------------------------
     24.4%       28.6%       32.7%       32.3%       29.8%     Expense ratio
----------------------------------------------------------------------------------------------------------------------
     63.4%       85.5%      109.8%      102.5%      130.2%     Combined ratio
----------------------------------------------------------------------------------------------------------------------

$    0.72   $    0.86   $    1.00   $    1.04   $    1.10      Dividends per Common Share
----------------------------------------------------------------------------------------------------------------------


   As at
December 31,
     1997        1998        1999        2000        2001      Balance Sheet Data
----------------------------------------------------------------------------------------------------------------------
$ 2,820.2   $ 5,432.2   $ 5,494.8   $ 3,882.1   $ 4,410.7      Total investments, cash and cash equivalents
----------------------------------------------------------------------------------------------------------------------
  3,591.8     7,554.0     7,560.0     6,177.4     7,165.4      Total assets
----------------------------------------------------------------------------------------------------------------------
                                                               Unpaid losses and loss expenses and policy benefits
  1,221.3     4,618.2     4,747.0     3,059.1     3,698.9      for life contracts
----------------------------------------------------------------------------------------------------------------------
       --       220.0       220.0       220.0       220.0      Long-term debt
----------------------------------------------------------------------------------------------------------------------
                                                               Trust Preferred and Mandatorily Redeemable Preferred
       --          --          --          --       400.0      Securities
----------------------------------------------------------------------------------------------------------------------
  1,978.3     2,113.4     1,840.7     2,086.0     1,748.1      Total shareholders' equity
----------------------------------------------------------------------------------------------------------------------
                                                               Diluted book value per common and common equivalent
    29.57       33.53       31.82       35.54       29.05      share
----------------------------------------------------------------------------------------------------------------------
                                                               Weighted average number of common and common
     55.8        56.8        53.2        50.7        50.1      equivalent shares outstanding
----------------------------------------------------------------------------------------------------------------------
     53.8        52.8        49.3        50.1        50.2      Number of common shares outstanding
----------------------------------------------------------------------------------------------------------------------

In 1997 and 1998, the Company acquired PartnerRe SA and Winterthur Re, respectively. (See Note 2 to the Consolidated Financial Statements.)

40
PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




The following is a discussion and analysis of PartnerRe Ltd.'s (the "Company") financial condition at December 31, 2001 and 2000, and results of operations for the years ended December 31, 2001, 2000 and 1999. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

General

The Company provides multi-line reinsurance to insurance companies on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd.("Partner Reinsurance Company"), PartnerRe SA (formerly known as SAFR or SAFR PartnerRe), and Partner Reinsurance Company of the U.S. ("PartnerRe U.S."). Risks reinsured include, but are not limited to, property, catastrophe, agriculture, automobile, casualty, marine, aviation and space, credit and surety, technical and miscellaneous lines and life/annuity and health.

Because of the inherent volatility of some of the business the Company underwrites, such as catastrophe reinsurance, the operating results and financial condition of the Company can be adversely affected by catastrophes and other large losses that may give rise to claims under reinsurance coverages provided by the Company. The Company endeavors to manage this exposure by (i) attempting to limit its exposure on a per risk basis and its aggregate exposure on catastrophe reinsurance in any particular geographic zone, (ii) selective underwriting practices, (iii) diversification by geographic area and by lines and classes of business, and (iv) to a certain extent, by purchasing retrocessional reinsurance.

Business Environment

Reinsurance is a highly competitive and cyclical industry. The industry is influenced by several factors including variations in interest rates and financial markets, changes in legal, regulatory and judicial environments, inflation and general economic conditions. Throughout the late 1990's, the industry's operating profitability declined due to the deterioration of pricing, terms and conditions and increasing loss costs. Offsetting these trends were high investment returns, which led to continued growth in capital--a prime determinant of capacity and competition.

The cumulative impact of large European storm losses in December 1999, continued increases in loss costs, negative cash flow, declining market returns and adverse development of reserves ultimately led to tightening of terms and conditions, and improved pricing during the January 2001 renewals. Reinsurance prices generally increased during the year, fueled by continued loss cost inflation, declining equity markets, lower investment income and reduced capacity, as certain competitors left the market.

The cyclical trends were significantly accelerated by the large loss events of 2001. The terrorist attacks of September 11 and Enron bankruptcy represent the largest catastrophe loss and largest surety loss in the history of the industry. In addition a number of companies posted large increases to reserves for prior years. Several companies exited the industry, while others were financially weakened. The reduction in capacity caused by the large losses, reserve increases and exiting capital accelerated the

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




improvement in pricing, terms and conditions. The January 1, 2002, renewals were the strongest in over five years.

While the cumulative impact of the foregoing factors have led to increased pricing and improved terms and conditions, there is no certainty as to how long these conditions will last. Since September 11 it is estimated that over $25 billion in capital has been raised by industry participants, helping to offset the estimated $35 billion to $50 billion in September 11 losses. Although management has seen improved pricing and terms and conditions since January 2001 and an acceleration in this trend following September 11, there are also no guarantees of improved industry profitability as the industry remains subject to further catastrophes and other large losses. Management continues to pursue those opportunities that it perceives will generate acceptable returns. Management believes that through dedication to client service and its disciplined approach to underwriting, the Company provides a stable and reliable source of underwriting capacity to its clients.

Sale of PartnerRe Life Insurance Company of the U.S.

On August 4, 2000, the Company concluded the sale (the "Transaction") of PartnerRe Life Insurance Company of the U.S. and its subsidiaries Republic-Vanguard Life Insurance Company, Investors Insurance Corporation and Investors Marketing Group, Inc. (collectively, "PartnerRe Life U.S."), to SCOR Group. The total consideration for the Transaction was $155 million, including the repayment by SCOR Group of a $10 million surplus note held by the Company.

Results of Operations

The Company concluded the sale of PartnerRe Life U.S. during the third quarter of 2000, effective July 1, 2000. Accordingly, the results for 2000 included six months of operating earnings and realized investment losses of PartnerRe Life U.S. while the results for 2001 included no such operations, and 1999 included a full year. However, the investment income earned on the proceeds of the sale has offset much of the operating earnings of the business sold, and, therefore, operating earnings for the periods are comparable.

As discussed more fully in Note 3 to the Financial Statements, Significant Accounting Policies, the Company, on January 1, 2001, adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). In accordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in the first quarter of 2001. The impact of this one-time item has been excluded from the following discussion.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




While there were many events that impacted the Company throughout the year, two of these were by far the most significant: the terrorist attacks on September 11, and the collapse of Enron.

The Company, along with the entire insurance and reinsurance industry, was hit hard by the September 11 terrorist attacks on the United States. The Company reported a pre-tax loss of $400 million, or $7.41 per share after-tax, from these events, and as a result the Company reported the first loss year in its history.

The Company's exposure to the collapse of Enron resulted in a pre-tax charge of $47.3 million, or $0.60 per share. In addition to these events, the Company was impacted by a number of smaller, yet significant events, including tropical storms Allison and Nori, a chemical plant explosion in Toulouse, France, an oil refinery fire and other large surety losses. In the aggregate, these events contributed to large loss levels in excess of $50 million above the Company's customary large loss levels during the year.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




Results of operations for the years ended December 31, 2001, 2000 and 1999, were as follows ($ millions, except per share data):

                                                 2001         2000        1999
------------------------------------------------------------------------------
Operating (loss) earnings available to
common shareholders                          $ (222.4)    $  192.1     $  92.0
------------------------------------------------------------------------------
Net realized investment gains (losses) net
of tax                                           14.1        (69.8)      (17.2)
------------------------------------------------------------------------------
Net (loss) income available to common
shareholders before cummulative effect of
adopting new accounting standard             $ (208.3)    $  122.3     $  74.8
------------------------------------------------------------------------------
Diluted operating (loss) earnings per
common share                                 $  (4.44)    $   3.79     $  1.73
------------------------------------------------------------------------------
Net realized investment gains (losses) per
common share                                     0.28        (1.38)      (0.33)
------------------------------------------------------------------------------
Diluted net (loss) income per common share
before cumulative effect of adopting new
accounting standard                          $  (4.16)    $   2.41     $  1.40
------------------------------------------------------------------------------

The Company reported an operating loss, defined as net income or loss, excluding after-tax realized gains or losses, and the cumulative effect of adopting a new accounting standard, to its common shareholders of $ 222.4 million, or $4.44 per diluted share, for 2001, compared to operating earnings available to common shareholders of $192.1 million, or $3.79per share, in the preceding year. Excluding the events of September 11, the Company would have reported operating earnings available to common shareholders of $3.10. A significant portion of the losses for the year occurred in taxable jurisdictions and resulted in the recognition of significant tax benefits for the year.

Operating earnings available to common shareholders for 2000 increased 108.8% compared to 1999, and net income available to common shareholders increased by 63.5%. The increase in both operating earnings and net income is primarily attributable to the lack of large catastrophe losses in 2000, as compared to 1999. In 1999 the Company incurred losses related to large catastrophe events of approximately $164 million, net of tax, including the Australian hailstorm, tornadoes and Hurricane Floyd in the U.S., earthquakes in Turkey and Taiwan, Typhoon Bart in Japan and the European storms Lothar and Martin. Although 2000 was free of any new major catastrophe losses, a high frequency of non-catastrophe losses in the $1 million to $5 million range and the generally poorer performance of the non-catastrophe lines of business affected the Company's operating earnings and net income. Most of the losses for 2000 were incurred in taxable jurisdictions and resulted in the recognition of significant tax benefits for the year.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




Net income for 2000 was further impacted by an increase in realized investment losses over 1999 arising from derivative financial instruments and from the timing of the disposition of available for sale securities, both of which are part of the ongoing management of the investment portfolio within the investment guidelines and objectives set out by management.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




The operating return on beginning common shareholders' equity for 2001 was (12.1%), compared to 12.1% in 2000 and 4.9% in 1999. The variances in the return on equity are for the reasons discussed above.

Reinsurance Operations--Underwriting Results

Non-life underwriting business comprises the majority of the Company's underwriting results. Additional information regarding segment results, including the life business, are shown separately in Note 18 to the Consolidated Financial Statements included in this report. The following analysis includes life business unless otherwise noted.

Gross and net premiums written and earned for the years ended December 31, 2001, 2000 and 1999, were as follows ($ millions):

                                                 2001         2000          1999
--------------------------------------------------------------------------------
Gross premiums written                      $ 1,878.3    $ 1,439.5    $  1,433.0
--------------------------------------------------------------------------------
Net premiums written                          1,825.1      1,380.3       1,326.4
--------------------------------------------------------------------------------
Net premiums earned                         $ 1,633.5    $ 1,314.3     $ 1,338.0
--------------------------------------------------------------------------------

After adjusting for the sale of PartnerRe Life U.S., which was effective July 1, 2000, gross and net premiums written increased by 39% and 41% in 2001, respectively. While the increase in gross written premiums was influenced by the increase in both pricing and demand for certain products following the events of September 11, the Company was already showing signs of growth prior to the event. Through the third quarter of 2001, gross written premiums were up 27% over the comparable period in 2000. The increase in written premiums both pre and post September 11 was the result of improved pricing in many of the lines of business in which the Company does business as well as the Company's ability to capitalize on market opportunities. Because of continuing competitive market conditions in the reinsurance industry, the Company pursued premium growth where market conditions met the Company's selective standards and profitability objectives. Premiums written are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which generally is one to two years.

The difference between gross and net premiums written was attributable to the cost of retrocession protection. The Company selectively purchases retrocession protection as part of its overall risk management process. The Company purchased retrocession protection on a group basis during the 2001 and 2000 period, rather than having each of the Company's subsidiaries purchase coverage independently. With the Company's implementation of a centralized policy for purchasing retrocession protection, the Company retained more of its premiums and still obtained comparable protection.

The increase in gross premiums written from 1999 to 2000 was primarily related to the Company's growth strategy in the U.S. and modestly improving

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




conditions in certain other markets, somewhat offset by the effect of the relative value between the U.S. dollar and other currencies in which the Company writes premiums.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




The distribution of net premiums written by line of business for the years ended December 31, 2001, 2000 and 1999, was as follows:

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Catastrophe                                        12 %         11 %        12 %
--------------------------------------------------------------------------------
Property                                           24           23          21
--------------------------------------------------------------------------------
Casualty                                           14           13          10
--------------------------------------------------------------------------------
Automobile                                         15           17          17
--------------------------------------------------------------------------------
Aviation / Space                                    8            4           3
--------------------------------------------------------------------------------
Marine                                              2            2           2
--------------------------------------------------------------------------------
Agriculture                                         7            7           6
--------------------------------------------------------------------------------
Credit / Surety                                     7            8           8
--------------------------------------------------------------------------------
Life                                                7           13          17
--------------------------------------------------------------------------------
Other                                               4            2           4
--------------------------------------------------------------------------------

The mix of business written by the Company did not change significantly during the year, with the exception of an increase in the proportion of business written in the aviation and space line. The Company's ability to quickly respond to market needs following September 11 allowed the Company to grow this line of business, much of which renews in the fourth quarter of the year. This increase represents not only an increase in the number and size of the accounts written but also substantial increases in pricing; often, increases over 100% of expiring rates.

The percentage of business generated by the life line of business decreased in both 2001 and 2000 primarily as a result of the sale of PartnerRe Life U.S.

The Company produces its business both through brokers and through direct relationships with insurance company clients. The practice of writing business through brokers is more prominent in the U.S. market while our Global (non-U.S.) operations write the majority of their business through direct relationships.

The distribution of gross written premiums by production source for the years ended December 31, 2001, 2000 and 1999, was as follows:

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Broker                                             60 %         55 %        51 %
--------------------------------------------------------------------------------
Direct                                             40 %         45 %        49 %
--------------------------------------------------------------------------------

The relative increase in the use of brokers in 2001 is reflective of the increase in our North American non-life business that is principally sourced from our U.S. operations.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




The distribution of gross premiums written by type of business for the years ended December 31, 2001, 2000 and 1999, was as follows:

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Treaty proportional                                58 %         70 %        73 %
--------------------------------------------------------------------------------
Treaty non-proportional                            31           23          21
--------------------------------------------------------------------------------
Facultative                                        11            7           6
--------------------------------------------------------------------------------

The relative increase in business written on both a treaty non-proportional and a facultative basis is typical of a hardening reinsurance market. Generally, reinsurers have more influence over pricing, as well as terms and conditions, in non-proportional and facultative arrangements.

The geographic distribution of gross premiums written for the years ended December 31, 2001, 2000 and 1999, was as follows:

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Europe                                             40 %         37 %        44 %
--------------------------------------------------------------------------------
North America                                      42           48          44
--------------------------------------------------------------------------------
Asia, Australia, New Zealand                       12           11           9
--------------------------------------------------------------------------------
Latin America and the Caribbean                     5            3           2
--------------------------------------------------------------------------------
Africa                                              1            1           1
--------------------------------------------------------------------------------

The relative decline in the percentage of business written in North America and offsetting increase in Europe is directly related to the sale of PartnerRe Life U.S. Additionally, after September 11, the Company was able to capitalize on more opportunities in the non-North American markets given the typical renewal dates of business in those markets, particularly in the aviation line.

Losses and loss expenses incurred (and the corresponding ratios as a percentage of net premiums earned) for the years ended December 31, 2001, 2000 and 1999, were as follows ($ millions):

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Losses and loss expenses (non-life only)    $ 1,507.1      $ 801.8    $  856.8
--------------------------------------------------------------------------------
Loss ratio (non-life only)                      100.4  %      70.2  %     77.1 %
--------------------------------------------------------------------------------
Life policy benefits                        $   124.7      $ 173.9    $  273.3
--------------------------------------------------------------------------------

As previously discussed, the two largest events impacting non-life losses in 2001 were the terrorist attacks of September 11 and the collapse of Enron. Losses from these events were $400.0 and $47.3 million, respectively. Excluding these events the loss ratio for 2001 would have been 70.4%. In

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




addition to these events, the Company was impacted by a number of smaller, yet significant, events including tropical storms Allison and Nori, a chemical plant explosion inToulouse, France, an oil refinery fire and other large surety losses. In the aggregate, these events contributed to large loss levels in excess of $50 million above the Company's customary large loss levels during the year.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




The year 2000 was free of any new major catastrophe losses while 1999 included the effects of catastrophe losses related to the Australian hailstorm, tornadoes and Hurricane Floyd in the U.S., earthquakes in Turkey and Taiwan, Typhoon Bart in Japan and the European storms Lothar and Martin.

Underwriting expenses include acquisition costs (primarily brokerage, commissions, excise taxes and other costs directly related to underwriting reinsurance contracts) and other operating expenses. Underwriting expenses (and the corresponding expense ratios for the non-life business) for the years ended December 31, 2001, 2000 and 1999, were as follows ($ millions):

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Acquisition costs                            $  368.1     $  319.4     $ 318.6
--------------------------------------------------------------------------------
Other operating expenses                        117.6        103.2        93.1
--------------------------------------------------------------------------------
Total underwriting expenses                  $  485.7     $  422.6     $ 411.7
--------------------------------------------------------------------------------
Acquisition expense ratio                        22.7 %       24.3 %      25.8 %
--------------------------------------------------------------------------------
Other operating expense ratio                     7.1          8.0         6.9
--------------------------------------------------------------------------------
Expense ratio (non-life only)                    29.8 %       32.3 %      32.7 %
--------------------------------------------------------------------------------

Acquisition costs increased by 15.2% on a dollar basis during 2001. However, on a ratio basis non-life acquisition costs were down from 24.3% of earned premiums to 22.7%. This reduction is primarily a result of the shift in business from treaty proportional to treaty non-proportional and facultative arrangements, which generally carry a lower acquisition cost. The increase in other operating expenses of 14.0% is driven by an increased investment in the infrastructure of the Company in an effort to fully support the growth plan of the Company. In addition, during 2001 the Company began rolling out its new information systems. As these systems are put in place, the Company amortizes their costs over their estimated useful lives.

The acquisition costs and non-life acquisition expense ratio in 2000 have fluctuated modestly compared to 1999, primarily as a result of reductions in sliding-scale profit commissions and a modest shift in the business mix from treaty proportional business to treaty non-proportional business. Other operating expenses increased modestly in 2000 from 1999, primarily as a result of expenses incurred for information systems as the Company was preparing to implement new global information systems over the next several years, and as a result of expenses related to the relocation of the Swiss operation to Zurich in April of 2000.

Net foreign exchange gains amounted to $7.1 million, $10.3 million and $0.9 million for the 2001, 2000 and 1999, periods, respectively. Foreign exchange gains are a function of the relative value between the U.S. dollar and other currencies in which the Company does business. The Company hedges the five primary currencies in which it conducts business. The year 2001 was impacted by the movement in the relative value of the non-hedged currencies in which the Company transacts business. The majority of these currencies

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




decreased in value during the year resulting in a gain for the period. To the extent the Company employs derivatives designated as "fair value hedges" or as "no hedge designation," the Company records foreign exchange gains and losses on the underlying hedged assets or liabilities and the related derivative instruments in net realized investment gains (losses).

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations




Investment Results

Net investment income and net realized investment gains (losses) for the years ended December 31, 2001, 2000 and 1999, were as follows ($ millions):

                                                 2001         2000        1999
--------------------------------------------------------------------------------
Net investment income                        $  239.6     $  273.6     $ 307.6
--------------------------------------------------------------------------------
Net realized investment gains (losses)           20.2        (62.7)      (15.9)
--------------------------------------------------------------------------------

The decline in net investment income in 2001 is attributed to the sale of PartnerRe Life U.S. Excluding the investment income from this operation, investment income in 2001 is up 7.4% compared to 2000. This increase is primarily attributable to strong cash flows from operations in 2001, mitigated by the effects of lower interest rates earned on both new and reinvested money.

Net investment income for 2000 decreased by 11.1% compared to 1999 primarily due to the lower asset base resulting from the sale of PartnerRe Life U.S. during the third quarter of 2000, the negative cash flows from operating activities and the effect of the weaker international currencies against the U.S. dollar. This was partially mitigated by the reinvestment of investment income during the year at higher available rates due to generally increasing market interest rates.

Net realized investment gains and losses on sales of investments are a function of the timing of disposition of available for sale fixed maturities and equity securities, changes in the market value of trading securities and the net ineffectiveness of the Company's hedging activities discussed above.

Financial Condition and Liquidity and Capital Resources

Shareholders' Equity and Capital Management

Shareholders' equity at December 31, 2001, was $1,748.1 million, a 16.2% decline compared to $2,086.0 million at December 31, 2000. The major factors influencing the level of shareholders' equity in 2001 were:

-- net loss of $160.5 million;
-- dividend payments of $75.2 million;
-- the $12.3 million negative effect of the currency translation adjustment resulting from the strengthening of the U.S. dollar against the Euro; and -- an $83.5 million decrease in the market value of investments, net of deferred taxes, recorded in equity.

Following the events of September 11, the Company raised $400.0 million in new capital. $200.0 million was raised in the form of Trust Preferred Securities which have a 30-year maturity with an option to extend to 49 years. These securities were issued out of a subsidiary of the Company's U.S. operations. The remaining $200.0 million was in the form of Premium Equity Participating Security Units ("PEPS Units"), which are comprised of a purchase contract to buy common shares of the Company in December 2004 and

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations





one of the Company's Series B Preferred Shares. The table below sets forth the capital structure of the Company at December 31, 2001 and 2000.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

                                                    As at                     As at
                                              December 31,              December 31,
                                                     2001                      2000
----------------------------------------------------------------------------------------
Capital Structure:
Debt                                  $  220,000       10%     $  220,000        10%
Trust Preferred Securities               200,000        8               -         -
Series B Cumulative Redeemable
Preferred Shares                         200,000        8               -         -
8% Series A Cumulative
Preferred Shares                         242,163       10         242,163        10
Common Shareholders' Equity            1,505,946       64       1,843,843        80
----------------------------------------------------------------------------------------
Total Capital                         $2,368,109      100%     $2,306,006       100%
----------------------------------------------------------------------------------------

Assets

At December 31, 2001, total assets were $7,165.4 million compared to $6,177.4 million at December 31, 2000. The increase in total assets is primarily due to the $400.0 million in new capital along with positive cash flow for the year.

Total invested assets, including cash and cash equivalents, were $4,410.7 million as at December 31, 2001, compared to $3,882.1 million at December 31, 2000. The major factors influencing the increase in cash and invested assets in 2001 were:

- new capital raised of $386.9 million, net of issuance costs;
- cash inflows from operations of $363.8 million;
- decrease in unsettled security trades of $58.3;
- dividend payments totaling $75.2 million;
- the negative mark to market influence on the value of the investment portfolio of $15.2 million; and
- the negative influence of the stronger U.S. dollar relative to the Euro as it relates to conversion of PartnerRe SA's invested assets and cash balances into U.S. dollars.

At December 31, 2001 and 2000, fixed maturities, short-term investments and cash and cash equivalents had an average expected duration of 3.7 years. As of December 31, 2001, approximately 82% of the fixed maturities were rated A- or better by Standard & Poor's (or estimated equivalent), compared to 88% as of December 31, 2000.

The Company's investment strategy is unchanged from previous years, although the continuing evolution of the Company into a global multi-line reinsurer has affected the construction and composition of the investment portfolio. The Company's investment philosophy distinguishes between those assets that are matched against existing liabilities ("liability funds") and those that represent the investment of shareholders' equity ("capital funds"). Liability funds are invested in investment grade fixed income securities and are generally matched in currency and duration to the estimated liabilities in a way that generally seeks to immunize liabilities against changes in the general level of interest rates or the relative valuation of currencies. Capital funds are available for investment in a broadly diversified portfolio, which includes investments in investment grade bonds, common

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

stock, preferred stock, convertible and high yield bonds and other asset classes that offer potentially higher returns.

At December 31, 2001, fixed maturities, short-term investments and cash and cash equivalents had an average yield to maturity at market of 5.1%, compared to 6.2%, as at December 31, 2000. The decrease in average yield to maturity in 2001 was primarily due to the decline in interest rates during 2001. The prime rate fell from 9.50% to 4.75%, while 12 month LIBOR declined from 6.000% to 2.445%.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Liabilities

The Company has recorded non-life reserves for unpaid losses and loss expenses of $3,005.6 million and $2,386.0 million at December 31, 2001 and 2000, respectively. Policy benefits for life contracts were $693.3 million and $673.1 million at December 31, 2001 and 2000, respectively. The increase in the value of unpaid losses and loss expenses reflects the growth in earned premium and the loss reserves established for the Company's losses from the September 11 terrorist attacks. As of December 31, 2001, less than $25.0 million of this loss had been paid by the Company.

As discussed further in Note 5 to the Consolidated Financial Statements, the Company's reserves for unpaid losses and loss expenses include an estimate for its net ultimate liability for asbestos and environmental claims. Ultimate values for such claims cannot be estimated using traditional reserving techniques. There are significant uncertainties in estimating the amount of the Company's potential losses for these claims and these uncertainties are not likely to be resolved in the near future. The Company actively evaluates potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its estimates.

Liquidity

Cash flow from operations for 2001 increased to $363.8 million from a negative $45.3 million in 2000. This increase in cash flow is primarily attributable to the significant growth in business during the year. The Company paid out only $25 million of its $400 million in estimated September 11 losses.

As a holding company, the Company relies primarily on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the "reinsurance subsidiaries") for its cash flow. Although the payment of dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French law and certain insurance statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business, there are presently no significant restrictions on the payment of dividends by the reinsurance subsidiaries. (See Note 12 to the Consolidated Financial Statements.)

The Company has cash outflows in the form of operating expenses, dividends to both common and preferred shareholders and distributions on preferred securities. Holding company operating expenses were $3.1 million in 2001. During 2001 the Company paid $55.2 million in dividends to its common shareholders in the form of quarterly dividends of $0.26 a share in the first quarter and $0.28 per share for the remaining three quarters of 2001. Additionally, the Company paid the holders of its Series A Preferred Stock $20.0 million in dividends during the year. The Company also paid $3.0 million in the fourth quarter of 2001 on the Trust Preferred and PEPS Units issued during that period.

The operating entities of the Company depend upon cash flow from the collection of premiums and investment income. Cash outflows are in the form of claims payments, operating expenses and dividend payments to the holding Company. In addition, the U.S. operation is responsible for payments under the Trust Preferred Stock issued in the fourth quarter of 2001. Historically the operating subsidiaries of the Company have generated sufficient cash flow to

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and Results of Operations



meet all of their obligations. Because of the inherent volatility of the business written by the Company, cash flows from operating activities may vary significantly between periods.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Currency

The Company's functional currency is the U.S. dollar. The Company has exposure to foreign currency risk due to its ownership of PartnerRe SA, whose functional currency is the Euro (formerly the French franc), and due to PartnerRe SA, and Partner Reinsurance Company (including the Swiss branch) underwriting reinsurance exposures and collecting premiums in currencies other than the U.S. dollar and holding certain net assets in such currencies. As a result of the PartnerRe SA, acquisition in 1997, the Company's most significant foreign currency exposure is to the Euro. The Euro decreased in value by 5.6% in 2001 (from .943 to .890 U.S. dollar per Euro), thereby increasing the aggregate currency translation loss of $45.7 million as at December 31, 2000, to $58.0 million at December 31, 2001.

Effects of Inflation

The effects of inflation are considered implicitly in pricing and estimating reserves for unpaid losses and loss adjustment expenses. The actual effects of inflation on the results of operations of the Company cannot be accurately known until claims are ultimately settled.

New Accounting Pronouncements

The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS No. 138, on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative-effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in earnings of the first quarter to recognize the net gains and losses associated with its fair value currency hedging activities that were previously recorded in "accumulated other comprehensive income." The transition provision did not affect the book value of the Company.

Additionally, in response to the accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to a "trading" portfolio at January 1, 2001. Such reclassifications were made to reduce the administrative burden associated with separately valuing the conversion features (embedded derivatives under SFAS 133). This reclassification resulted in a $4.6 million net loss, after tax, or $0.09 per diluted share, being recognized in earnings of the first quarter. Prior to this reclassification, this net unrealized loss was included as a component of "accumulated other comprehensive income" and, accordingly, the reclassification did not affect the book value of the Company. Under the provisions of SFAS 133, such a reclassification does not impact the Company's ability to classify other debt securities as available for sale.

On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The statements will change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that statement, which, for the Company, will be January 1, 2002. The Company will be required to complete a transitional goodwill impairment test six months from the date of adoption and impairment valuations annually or more frequently if certain indicators are encountered. In connection with the transitional adjustment, the Company will (i) identify its reporting units, (ii) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units and (iii) determine the fair value of each

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

reporting unit. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Company's Statement of Operations.

The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements. The Company estimates that the adoption of SFAS 142 will result in the elimination of an annual amortization expense related to goodwill in the amount of $22.4 million, after tax. The Company is currently assessing but has not yet determined the impact of related impairment, if any, on its financial position and results of operations.

Critical Accounting Policies

The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following presents those accounting policies that management believes are the most critical to its operations and those policies that require significant judgment on the part of management.

Losses and Loss Expenses, Including Life Policy Benefits

Because a significant amount of time can lapse between the assumption of risk, the occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the Company's liability for unpaid losses and loss expenses is based largely upon estimates. Management must use considerable judgment in the process of developing these estimates. The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company's own actuarial estimates of reserves for which ceding company reports have not been received, and also include the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be actuarially determined based upon industry experience and management's judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

The liabilities for policy benefits for ordinary life and accident and health policies have been established based upon information reported by ceding companies, supplemented by the Company's actuarial estimates of mortality, morbidity, persistency and investment income, with appropriate provision for adverse deviation. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company's operating results in future periods.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Premiums

Management must also make judgments about the ultimate premiums written by the Company. Due to the lag in reporting premium data by the Company's clients, it is necessary for the Company to make estimates to supplement the data received based upon the information received during submissions, historical client data and projections. Reported premiums written are based upon reports received from ceding companies, supplemented by the Company's own estimates of premiums written for which ceding company reports have not been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which are generally one to two years. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force. Annuity and universal life insurance premiums received are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

Acquisition Costs

Acquisition costs, primarily brokerage, commissions and excise taxes, which vary directly with, and are primarily related to, the acquisition of new and renewal reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. Anticipated losses and loss expenses, other costs and investment income related to these premiums are considered in determining the recoverability of deferred acquisition costs. Acquisition costs related to individual life and annuity business are deferred and amortized over the premium paying periods in proportion to anticipated premium income, allowing for lapses, terminations and anticipated investment income. Acquisition costs related to universal life and single premium annuity contracts are deferred and amortized over the lives of the policies as a percentage of the estimated gross profits expected to be realized on the policies.

Income Taxes

The Company obtains benefits from its status as a Bermuda based company in that the income earned by its Bermuda based entities is not subject to taxation. Certain subsidiaries of the Company operate in jurisdictions where they are subject to taxation. Current income taxes are charged or credited to operations, or "accumulated other comprehensive income" in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns. The Company has a deferred tax asset arising primarily from net operating loss carryforwards that it can use to offset future taxable income. In establishing the appropriate value of this asset, management must make judgements about the Company's ability to utilize the net operating loss carryforwards in the applicable jurisdiction.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations


Translation of Foreign Currencies

The functional currency of the Company is the U.S. dollar. The national currencies of the Company's subsidiaries are generally their functional currencies, except for the Bermuda subsidiaries whose functional currency is the U.S. dollar. In translating the Consolidated Financial Statements of those subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates and revenues and expenses are converted using the average exchange rates for the period. Related translation adjustments and exchange gains and losses on forward exchange contracts, which were used to hedge these investments prior to the Company's adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) on January 1, 2001, are reported as a separate component of "accumulated other comprehensive income."

In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the weighted average rates of exchange for the year. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting exchange gains or losses are included in the results of operations. Prior to the Company's adoption of SFAS 133 on January 1, 2001, exchange gains and losses related to the translation of investments available for sale were included in net unrealized gains and losses on investments, a component of "accumulated other comprehensive income." Following the adoption of SFAS 133, the Company records unrealized foreign exchange gains and losses that are covered with designated hedges in the Consolidated Statement of Operations. (See Note 3(k).)

Hedge Accounting

SFAS 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the Balance Sheet and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the Consolidated Financial Statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value or cash flows of the asset or liability hedged. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in accumulated other comprehensive income and will be recognized in the Statement of Operations when the hedged item affects earnings. A derivative that is not designated or does not qualify as an effective hedge will be marked to fair value through earnings.

To the extent the Company has positions in non-U.S. dollar currencies, the Company may use derivatives to manage its risk arising from these currency exposures.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

Overview

Management believes the Company is principally exposed to four types of market risk: interest rate risk, foreign currency risk, credit risk and equity price risk. How these risks relate to the Company, and the process used to manage them, is discussed below.

The Company's investment philosophy distinguishes between assets that are matched against the estimated reinsurance liabilities ("liability funds") and those assets that represent shareholder capital ("capital funds"). Liability funds are invested in a way that match them to the corresponding liabilities in both duration and currency composition. This procedure seeks to immunize the liability funds against two powerful market forces--changes in interest rates and currency exchange rates. As the focus of this disclosure is to identify risk exposures that impact the market value of assets alone, it is important for the reader to recognize that the risks discussed herein are significantly mitigated to the extent that the Company's investment strategy allows market forces to influence the economic valuation of both assets and liabilities in the same way. At December 31, 2001, liability funds represented 55% (or $2.4 billion) of the Company's total investment assets.

At December 31, 2001, capital funds represented 45% (or $1.9 billion) of the Company's total investment assets. These assets represent shareholder capital and they are invested in a diversified portfolio that has the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk, higher return profile: primarily longer duration fixed-income securities, common stock, convertible and high yield bonds and real estate, in addition to high quality investment grade securities. The Company's investment philosophy is to reduce foreign currency risk on capital funds by investing primarily in U.S. dollar investments. In considering the market risk of capital funds, it is important to recognize the benefits of portfolio diversification. Although these asset classes in isolation may introduce more risk into the portfolio, market forces have a tendency to influence each class in different ways and at different times. Consequently, the aggregate risk introduced by a portfolio of these assets should be less than might be estimated by summing the individual risks.

The Company's investment strategy allows the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge market risk or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, is prohibited without the express approval of the Board of Directors. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions. Counterparties rated "AA" or higher are used unless significant economic benefit is to be derived by accepting the additional credit risk of an "A" rated counterparty. See Note 3(k) to the Consolidated Financial Statements for additional disclosure concerning derivatives.

The following comments address those areas where the Company believes it has exposure to material market risk in its operations.

Interest Rate Risk

The Company's fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The Company manages interest rate risk on liability funds by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to that on the related liabilities. This process involves

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

matching the duration of the portfolio to the estimated duration of the liabilities. For loss reserves and policy benefits related to non-life and traditional life business, the estimated duration of the Company's liabilities is based on projected claims payout patterns. For policy benefits related to life annuity business, the Company estimates duration based on its commitment to annuitants. The Company believes that this matching process mitigates the overall interest rate risk on an economic basis.

The maturity distribution of the Company's available for sale fixed-income and short-term investments at December 31, 2001, was as follows (in $ millions):

                                             Amortized Cost   Market Value
---------------------------------------------------------------------------
One year or less                                 $    130.9     $    132.7
More than one year through five years               1,437.8        1,461.1
More than five years through ten years                842.7          844.0
More than ten years                                   324.9          325.7
---------------------------------------------------------------------------
Subtotal                                            2,736.3        2,763.5
Mortgage / asset-backed securities                    686.0          696.8
---------------------------------------------------------------------------
Total                                            $  3,422.3     $  3,460.3
---------------------------------------------------------------------------




Interest rate movements also affect the economic values of the Company's outstanding fixed-rate debt obligations and preferred stock in the same way as they affect the Company's fixed-income investments, and this can result in a liability with economic value different from the value reported in the financial statements. At the present time, the Company believes the economic fair values of its outstanding fixed-rate debt and preferred stock obligations is approximately the same as that which is reported in the Consolidated Balance Sheet as at December 31, 2001.

A certain proportion of the fixed income portfolio is designated as capital funds. The Company manages the exposure to interest rate volatility by choosing a duration profile which it believes will optimize the risk-reward relationship.

The Company holds approximately $696.8 million (or 15.8%) of its total invested assets in mortgage-related securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. In such an environment, holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date and refinance at lower interest cost. This can cause a diminution of future investment income (relative to an equivalent fixed-income security without prepayment risk).

The Company estimates that a 100 basis point increase in interest rates (across all currencies) would result in a $150 million decline in the market value of its fixed income portfolio (including mortgage-related securities). This does not take into account the corresponding reduction in the economic value of its reinsurance liabilities, which, as noted above, would substantially offset the negative effect on invested assets.

As noted above, the Company strives to match the currency exposure in its fixed-income portfolios to its multi-currency liabilities. The Company believes this matching process creates a diversification benefit. Consequently, the exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the currency mix of the Company's fixed income portfolio at the time of rate changes. (See "Foreign Currency Risk.")

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations


Foreign Currency Risk

Through its multi-national reinsurance operations, the Company conducts business in a variety of foreign (non-U.S.) currencies, the principal exposures being in the Euro, the British pound, the Swiss franc, the Canadian dollar and the Japanese yen. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. As the Company's functional currency is the U.S. dollar, exchange rate fluctuations may materially impact the Company's consolidated results of operations and financial position. However, the Company employs two strategies to manage its exposure to foreign currency exchange risk.

The first strategy involves hedging, related to the Company's "liability funds," where assets are matched against liabilities, both by currency and duration. However, the Company does not maintain invested assets in currencies where its liability exposures are immaterial or in countries where it is unable or impractical to maintain investments. In such cases, the Company is not hedged and is exposed to currency risk. However, the Company does not believe that its unhedged positions in these currencies and the corresponding currency risk are material. For the main (non-U.S. dollar) currencies in which the Company transacts business, identified above, the Company employs a hedging strategy utilizing derivative financial instruments, as appropriate, to ensure its liability funds are matched by currency. See Note 3(k) to the Consolidated Financial Statements for additional information about the Company's currency hedging activities.

The second strategy employed is to maintain capital funds primarily in U.S. dollar investments. To the extent that the Company has net asset positions invested in non-U.S. dollar currencies, forward currency contracts may be used to hedge these non-U.S. dollar currency exposures.

An additional factor mitigating the Company's foreign currency risk is the ongoing nature of its reinsurance operations. Cash receipts in foreign currencies from premiums can be used to pay claims and expenses incurred in the same currency.

As of December 31, 2001, 69% of the Company's total investments were in U.S. dollar denominated instruments and 31% were non-U.S. dollar investments identified as liability funds (matched to corresponding liabilities or hedged to the U.S dollar as discussed above).

Credit Risk

The Company has exposure to credit risk primarily as a holder of fixed income securities. The Company controls this exposure by emphasizing investment grade credit quality in the fixed income securities it purchases. At December 31, 2001, approximately 58% of the Company's fixed-income portfolio was rated "AAA" (or equivalent rating), and 66% was rated "AA" or better. At December 31, 2001, 8% of the Company's fixed income portfolio was rated below investment grade. The Company believes this high quality concentration reduces its exposure to credit risk on these fixed-income investments to an acceptable level. To a lesser extent, the Company also has credit risk exposure as a party to foreign currency forward contracts. To mitigate this risk, the Company ensures that counterparties to these contracts are high credit quality international banks.

Equity Price Risk

The Company invests a small portion of its capital funds in marketable equity securities ($412.4 million). These assets are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. The Company reviews this class of assets on a regular basis to ensure that diversification strategies to manage this risk continue to be in place. The Company believes that effects of diversification and the relatively small size of the existing investment in equities mitigates its exposure to equity price risk.

PartnerRe Ltd.
Management's Discussion and Analysis of Financial Condition and
Results of Operations

Forward-looking Statements

Certain statements contained in this document are based upon the Company's assumptions and expectations concerning future events and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any such forward-looking statements. These uncertainties and other factors include, but are not limited to: the occurrence of catastrophic or other loss events with a frequency or severity exceeding our expectations; a decrease in the level of demand for reinsurance and/or an increase in the supply of reinsurance capacity; increased competitive pressures, including the consolidation and increased globalization of reinsurance providers; actual losses and loss expenses exceeding our loss reserves, which are necessarily based on actuarial and statistical projections of ultimate losses; changes in the cost, availability and performance of retrocessional reinsurance, including the ability to collect reinsurance recoverables; concentration risk in dealing with a limited number of brokers; developments in and risks associated with global financial markets that could affect our investment portfolio; changing rates of inflation and other economic conditions; losses due to foreign currency exchange rate fluctuations; or changes in the legal or regulatory environments in which we operate, including the passage of federal or state legislation subjecting Partner Reinsurance Company Ltd. or PartnerRe SA to supervision or regulation, including additional tax regulation, in the U.S. or other jurisdictions in which we operate. The foregoing review of important factors should not be construed as exhaustive. The words "believe," "anticipate," "estimate," "project," "plan," "expect," "intend," "hope," "will likely result" or "will continue," or words of similar impact, generally involve forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PartnerRe Ltd.
Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except share data)



December 31,    December 31,
       2000            2001    Assets
--------------------------------------------------------------------------------
                               Investments and cash:
--------------------------------------------------------------------------------
$ 3,053,790     $ 3,420,759    Fixed maturities, available for sale, at fair
                               value (amortized cost: 2001, $3,382,768; 2000,
                               $3,047,090)
--------------------------------------------------------------------------------
     24,853          39,564    Short-term investments, available for sale, at
                               fair value (amortized cost: 2001, $39,547; 2000,
                               $24,972)
--------------------------------------------------------------------------------
    354,801         400,825    Equities, available for sale, at fair value
                               (cost: 2001, $408,879; 2000, $327,965)
--------------------------------------------------------------------------------
          -          77,452    Trading securities, at fair value (cost: 2001,
                               $79,973; 2000, $nil)
--------------------------------------------------------------------------------
    434,033         451,614    Cash and cash equivalents, at fair value, which
                               approximates amortized cost
--------------------------------------------------------------------------------
     14,594          20,500    Other invested assets
--------------------------------------------------------------------------------
  3,882,071       4,410,714    Total investments and cash
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     54,876          74,536    Accrued investment income
--------------------------------------------------------------------------------
    440,550         654,900    Reinsurance balances receivable
--------------------------------------------------------------------------------
    249,569         245,279    Reinsurance recoverable on paid and unpaid losses
--------------------------------------------------------------------------------
    653,260         641,203    Funds held by reinsured companies
--------------------------------------------------------------------------------
    245,981         274,152    Deferred acquisition costs
--------------------------------------------------------------------------------
    105,136         241,845    Deposit assets
--------------------------------------------------------------------------------
     29,589          95,336    Current and deferred taxes recoverable
--------------------------------------------------------------------------------
    455,554         429,519    Goodwill
--------------------------------------------------------------------------------
     60,793          97,942    Other
--------------------------------------------------------------------------------
$  6,177,379    $ 7,165,426    Total Assets
--------------------------------------------------------------------------------
                               Liabilities
--------------------------------------------------------------------------------
$ 2,386,032     $ 3,005,628    Unpaid losses and loss expenses
--------------------------------------------------------------------------------
    673,096         693,250    Policy benefits for life and annuity contracts
--------------------------------------------------------------------------------
    424,487         597,529    Unearned premiums
--------------------------------------------------------------------------------
     26,924          31,371    Funds held under reinsurance treaties
--------------------------------------------------------------------------------
     79,492         239,208    Deposit liabilities
--------------------------------------------------------------------------------
    220,000         220,000    Long-term debt
--------------------------------------------------------------------------------
    201,881         143,535    Payable for securities purchased
--------------------------------------------------------------------------------
     79,461          86,796    Accounts payable, accrued expenses and other
--------------------------------------------------------------------------------
  4,091,373       5,017,317    Total Liabilities
--------------------------------------------------------------------------------

          -         400,000    Trust Preferred and Mandatorily Redeemable
                               Preferred Securities
--------------------------------------------------------------------------------
                               Shareholders' Equity
--------------------------------------------------------------------------------
     50,113          50,164    Common shares (issued and outstanding: 2001,
                               50,164,211; 2000, 50,113,311)
--------------------------------------------------------------------------------
     10,000          10,000    Preferred shares (issued and outstanding: 2001,
                               10,000,000; 2000, 10,000,000)
--------------------------------------------------------------------------------
    892,310         885,678    Additional paid-in capital
--------------------------------------------------------------------------------
       (534)           (397)   Deferred compensation
--------------------------------------------------------------------------------
                               Accumulated other comprehensive income (loss):
--------------------------------------------------------------------------------
    107,511          24,023    Net unrealized gains on investments, net of tax
--------------------------------------------------------------------------------
    (45,710)        (58,043)   Currency translation adjustment
--------------------------------------------------------------------------------
  1,072,316         836,684    Retained earnings
--------------------------------------------------------------------------------
  2,086,006       1,748,109    Total Shareholders' Equity
--------------------------------------------------------------------------------
$ 6,177,379     $ 7,165,426    Total Liabilities, Trust Preferred and
                               Mandatorily Redeemable Preferred Securities and
                               Shareholders' Equity
--------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of U.S. dollars, except per share data)

    For the year        For the year    For the year
           ended               ended           ended
      December31,         December31,     December31,
            1999                2000            2001     Revenues
-------------------------------------------------------------------------------------------------------------------------------
$      1,432,966      $    1,439,515   $   1,878,256     Gross premiums written
-------------------------------------------------------------------------------------------------------------------------------
$      1,326,410      $    1,380,252   $   1,825,096     Net premiums written
-------------------------------------------------------------------------------------------------------------------------------
          11,599             (65,880)       (191,588)    Decrease (increase) in unearned premiums
-------------------------------------------------------------------------------------------------------------------------------
       1,338,009           1,314,372       1,633,508     Net premiums earned
-------------------------------------------------------------------------------------------------------------------------------
         307,638             273,588         239,608     Net investment income
-------------------------------------------------------------------------------------------------------------------------------
         (15,880)            (62,740)         20,192     Net realized investment (losses) gains
-------------------------------------------------------------------------------------------------------------------------------
             691                 382           1,688     Other income
-------------------------------------------------------------------------------------------------------------------------------
       1,630,458           1,525,602       1,894,996     Total Revenues
-------------------------------------------------------------------------------------------------------------------------------
                                                         Expenses
-------------------------------------------------------------------------------------------------------------------------------
       1,130,102             975,699       1,631,830     Losses and loss expenses including life policy benefits
-------------------------------------------------------------------------------------------------------------------------------
         318,579             319,434         368,147     Acquisition costs
-------------------------------------------------------------------------------------------------------------------------------
          93,094             103,185         117,590     Other operating expenses
-------------------------------------------------------------------------------------------------------------------------------
          12,903              13,029          13,044     Interest expense
-------------------------------------------------------------------------------------------------------------------------------
          25,715              26,034          26,035     Amortization of goodwill
-------------------------------------------------------------------------------------------------------------------------------
            (906)            (10,348)         (7,054)    Net foreign exchange gains
-------------------------------------------------------------------------------------------------------------------------------
       1,579,487           1,427,033       2,149,592     Total Expenses
-------------------------------------------------------------------------------------------------------------------------------
                                                         Income (loss) before distributions related to Trust Preferred and
          50,971              98,569        (254,596)    Mandatorily Redeemable Preferred Securities and taxes
-------------------------------------------------------------------------------------------------------------------------------
              --                  --           3,002     Distributions related to Trust Preferred and Mandatorily Redeemable
                                                         Preferred Securities
-------------------------------------------------------------------------------------------------------------------------------
         (43,784)            (43,738)        (69,304)    Income tax benefit
-------------------------------------------------------------------------------------------------------------------------------
                                                         Net Income (Loss) Before Cumulative Effect of
          94,755             142,307        (188,294)    Adopting New Accounting Standard, Net of Tax
-------------------------------------------------------------------------------------------------------------------------------
              --                  --          27,812     Cumulative effect of adopting new accounting standard, net of tax
-------------------------------------------------------------------------------------------------------------------------------
          94,755             142,307        (160,482)    Net Income (Loss)
-------------------------------------------------------------------------------------------------------------------------------
          20,000              20,000          20,000     Preferred dividends
-------------------------------------------------------------------------------------------------------------------------------
$         74,755     $       122,307   $    (180,482)    Net Income (Loss) Available to Common Shareholders
-------------------------------------------------------------------------------------------------------------------------------
                                                         Comprehensive (Loss) Income, Net of Tax
-------------------------------------------------------------------------------------------------------------------------------
$         94,755     $       142,307   $    (160,482)    Net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
         (83,849)            183,636         (83,488)    Change in net unrealized gains or losses on investments
-------------------------------------------------------------------------------------------------------------------------------
         (34,883)            (22,446)        (12,333)    Change in currency translation adjustment
-------------------------------------------------------------------------------------------------------------------------------
$        (23,977)    $       303,497   $    (256,303)    Comprehensive (Loss) Income
-------------------------------------------------------------------------------------------------------------------------------
                                                         Per Share Data
-------------------------------------------------------------------------------------------------------------------------------
                                                         Earnings per common share:
-------------------------------------------------------------------------------------------------------------------------------
$           1.44     $          2.48   $       (3.60)    Basic net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
$           1.40     $          2.41   $       (3.60)    Diluted net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
        53,231.1            50,677.5        50,136.8     Weighted average number of common and common equivalent shares
-------------------------------------------------------------------------------------------------------------------------------
                                                         outstanding
-------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

PartnerRe Ltd.
Consolidated Statements of Shareholders' Equity

(Expressed in thousands of U.S. dollars)

For the year      For the year    For the year
       ended             ended           ended
 December 31,      December 31,    December 31,
        1999              2000            2001   Common Shares
--------------------------------------------------------------------------------
$     52,801      $       49,265  $     50,113   Balance at beginning of year
--------------------------------------------------------------------------------
      (4,704)               (136)          (52)  Repurchase of common shares
--------------------------------------------------------------------------------
       1,168                 984           103   Issue of common shares
--------------------------------------------------------------------------------
      49,265              50,113        50,164   Balance at end of year
--------------------------------------------------------------------------------

                                                 Preferred Shares
--------------------------------------------------------------------------------
      10,000              10,000        10,000   Balance at beginning and end
                                                 of year
--------------------------------------------------------------------------------

                                                 Additional Paid-in Capital
--------------------------------------------------------------------------------
   1,053,138             879,603       892,310   Balance at beginning of year
--------------------------------------------------------------------------------
    (172,593)             (4,177)       (1,706)  Repurchase of common shares
                                                 and warrants
--------------------------------------------------------------------------------
        (942)             16,884         3,688   Issue of common shares
--------------------------------------------------------------------------------
          --                  --        (8,614)  Issue of purchase contract for
                                                 common shares
--------------------------------------------------------------------------------
     879,603             892,310       885,678   Balance at end of year
--------------------------------------------------------------------------------

                                                 Deferred Compensation
--------------------------------------------------------------------------------
        (433)                 --          (534)  Balance at beginning of year
--------------------------------------------------------------------------------
          --                (545)           --   Issue of restricted common
                                                 shares
--------------------------------------------------------------------------------
         433                  11           137   Amortization of deferred
                                                 compensation
--------------------------------------------------------------------------------
          --                (534)         (397)  Balance at end of year
--------------------------------------------------------------------------------

                                                 Accumulated Other Comprehensive
                                                 (Loss) Income
--------------------------------------------------------------------------------
      19,343             (99,389)       61,801   Balance at beginning of year
--------------------------------------------------------------------------------
     (83,849)            183,636       (83,488)  Unrealized (losses) gains on
                                                 investments, net of
                                                 reclassification adjustments
--------------------------------------------------------------------------------
     (34,883)            (22,446)      (12,333)  Currency translation adjustment
--------------------------------------------------------------------------------
     (99,389)             61,801       (34,020)  Balance at end of year
--------------------------------------------------------------------------------

                                                 Retained Earnings
--------------------------------------------------------------------------------
     978,585           1,001,232     1,072,316   Balance at beginning of year
--------------------------------------------------------------------------------
      94,755             142,307      (160,482)  Net income (loss)
--------------------------------------------------------------------------------
     (52,108)            (51,223)      (55,150)  Dividends on common shares
--------------------------------------------------------------------------------
     (20,000)            (20,000)      (20,000)  Dividends on preferred shares
--------------------------------------------------------------------------------
   1,001,232           1,072,316       836,684   Balance at end of year
--------------------------------------------------------------------------------
$  1,840,711      $    2,086,006  $  1,748,109   Total Shareholders' Equity
--------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

PartnerRe Ltd.
Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

For the year  For the year      For the year
       ended         ended             ended
December 31,  December 31,      December 31,
        1999          2000              2001    Cash Flows from Operating Activities
-------------------------------------------------------------------------------------------------------------------
$     94,755  $    142,307      $   (160,482)   Net income (loss)
-------------------------------------------------------------------------------------------------------------------
                                                Adjustments to reconcile net income (loss) to cash
                                                provided by (used in) operating activities:
-------------------------------------------------------------------------------------------------------------------
      10,419       (18,294)          (16,387)   Accrual of discount on investments, net of amortization of premium
-------------------------------------------------------------------------------------------------------------------
      25,715        26,034            26,035    Amortization of goodwill
-------------------------------------------------------------------------------------------------------------------
          --            --           (27,812)   Effect of adopting new accounting standard
-------------------------------------------------------------------------------------------------------------------
      15,880        62,740           (20,192)   Net realized investment losses (gains)
-------------------------------------------------------------------------------------------------------------------
                                                Changes in:
-------------------------------------------------------------------------------------------------------------------
     (16,355)       52,200           191,589    Unearned premiums
-------------------------------------------------------------------------------------------------------------------
      65,319       (65,076)         (213,634)   Reinsurance balances receivable
-------------------------------------------------------------------------------------------------------------------
     274,671      (197,677)          727,044    Unpaid losses and loss expenses including life policy benefits
-------------------------------------------------------------------------------------------------------------------
     (38,601)      (35,528)          (74,872)   Net taxes recoverable
-------------------------------------------------------------------------------------------------------------------
      (2,363)       (4,989)          (66,876)   Other changes in assets and liabilities
-------------------------------------------------------------------------------------------------------------------
        (871)       (6,977)             (652)   Other items, net
-------------------------------------------------------------------------------------------------------------------
     428,569       (45,260)          363,761    Net cash provided by (used in) operating activities
-------------------------------------------------------------------------------------------------------------------
                                                Cash Flows from Investing Activities
-------------------------------------------------------------------------------------------------------------------
   5,997,415     5,614,130         2,885,725    Sales of fixed maturities
-------------------------------------------------------------------------------------------------------------------
     200,389       203,298           138,589    Redemptions of fixed maturities
-------------------------------------------------------------------------------------------------------------------
  (6,763,370)   (5,598,978)       (3,545,763)   Purchases of fixed maturities
-------------------------------------------------------------------------------------------------------------------
     (24,337)        9,943           (22,694)   Net (purchases) sales of short-term investments
-------------------------------------------------------------------------------------------------------------------
     (48,398)     (167,105)         (104,480)   Net purchases of equities
-------------------------------------------------------------------------------------------------------------------
          --       145,000                --    Proceeds from disposition of subsidiary
-------------------------------------------------------------------------------------------------------------------
          --       (57,348)               --    Cash sold with subsidiary
-------------------------------------------------------------------------------------------------------------------
      14,422       (44,944)           (6,137)   Other
-------------------------------------------------------------------------------------------------------------------
    (623,879)      103,996          (654,760)   Net cash (used in) provided by investing activities
-------------------------------------------------------------------------------------------------------------------
                                                Cash Flows from Financing Activities
-------------------------------------------------------------------------------------------------------------------
     (72,108)      (71,223)          (75,150)   Cash dividends paid to shareholders
-------------------------------------------------------------------------------------------------------------------
    (176,898)       (4,313)           (1,758)   Repurchase of common shares and warrants
-------------------------------------------------------------------------------------------------------------------
         399            --                --    Accounts payable related to repurchase of common shares and warrants
-------------------------------------------------------------------------------------------------------------------
         156        17,323             3,345    Issue of common shares
-------------------------------------------------------------------------------------------------------------------
          --            --           193,543    Issue of Trust Preferred Securities
-------------------------------------------------------------------------------------------------------------------
          --            --           193,313    Issue of Mandatorily Redeemable Preferred Securities
-------------------------------------------------------------------------------------------------------------------
    (248,451)      (58,213)          313,293    Net cash (used in) provided by financing activities
-------------------------------------------------------------------------------------------------------------------
         145        (4,673)           (4,713)   Effect of exchange rate changes on cash
-------------------------------------------------------------------------------------------------------------------
    (443,616)       (4,150)           17,581    (Decrease) increase in cash and cash equivalents
-------------------------------------------------------------------------------------------------------------------
     881,799       438,183           434,033    Cash and cash equivalents--beginning of year
-------------------------------------------------------------------------------------------------------------------
$    438,183  $    434,033      $    451,614    Cash and cash equivalents--end of year
-------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

PartnerRe Ltd.
Notes to Consolidated Financial Statements





1. Organization

PartnerRe Ltd. (the "Company") provides multi-line reinsurance to insurance companies on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd. ("Partner Reinsurance Company"), PartnerRe SA (formerly known as SAFR or SAFR PartnerRe) and Partner Reinsurance Company of the U.S. ("PartnerRe U.S."). Risks reinsured include, but are not limited to, property, catastrophe, agriculture, automobile, casualty, marine, aviation and space, credit and surety, technical and miscellaneous lines and life/annuity and health.

The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering. On July 10, 1997, the Company completed the acquisition of PartnerRe SA, and on December 23, 1998, the Company completed the acquisition of Winterthur Re.

2. Acquisitions and Disposition

Winterthur Re Acquisition

On December 23, 1998, the Company completed the acquisition (the "Acquisition") of the active reinsurance operations ("Winterthur Re") of the Winterthur Insurance Group ("Winterthur"). The purchase included Winterthur Reinsurance Corporation of America in New York and Winterthur Re Life Insurance Company in Dallas (collectively the "U.S. Operations") and the reinsurance operations of Winterthur in Switzerland (the "Swiss Operations").

On October 3, 1998, Partner Reinsurance Company entered into an Asset Purchase Agreement with Winterthur Swiss Insurance Company and certain affiliates (collectively "Winterthur Swiss"), to purchase the Swiss Operations. On the same date, Partner Reinsurance Company entered into a Reinsurance Agreement with Winterthur Swiss to transfer certain life and non-life reinsurance portfolios of Winterthur Swiss, including current business and reserves of approximately $1.5 billion, to Partner Reinsurance Company.

On October 23, 1998, PartnerRe U.S. Corporation, a wholly owned subsidiary of the Company, entered into a Share Purchase Agreement with two U.S. subsidiaries of Winterthur to acquire the U.S. Operations.

Although the Company entered into both agreements in October 1998, the Acquisition was not completed until all regulatory approvals were obtained on December 23, 1998. The Swiss Operations and U.S. Operations have functioned as part of Partner Reinsurance Company (through a branch in Switzerland) and PartnerRe U.S., respectively, since January 1, 1999.

The aggregate purchase price for the Swiss Operations and U.S. Operations was approximately $771 million. The Company financed the purchase with $551 million from sources internal to the Company and $220 million of external bank debt. The Company accounted for the Acquisition as a purchase.

     PartnerRe Ltd.
     Notes to Consolidated Financial Statements

     2. Acquisitions and Disposition (Continuation)



     PartnerRe SA Acquisition and Preferred Share Offering

     On July 10, 1997, the Company completed the acquisition of PartnerRe SA, a French reinsurance company, from Swiss Reinsurance Company ("Swiss Re"). The total purchase price was financed as follows: (i) 6,453,007 newly issued common shares of the Company, which have been recorded at $152.9million in the consolidated statement of shareholders' equity, were transferred to Swiss Re (4,353,007 of which Swiss Re received by exercise of its existing Class A Warrants of the Company through delivery of shares of PartnerRe SA); and (ii) $773.9 million of cash consideration which included (a) $192.2 million in net proceeds from a public offering (the "Offering") of 8.0 million of 8% Series A Cumulative Preferred Shares (the "Preferred Shares"), (b) $50.0 million in net proceeds from the sale to Swiss Re of 2.0 million Preferred

     Shares, directly and not as part of the Offering and (c) the balance from sources internal to the Company. The Company accounted for the PartnerRe SA acquisition as a purchase.

     PartnerRe Life U.S. Disposition

     On August 4, 2000, the Company concluded the sale (the "Transaction") of its indirect wholly-owned subsidiary PartnerRe Life Insurance Company of the U.S. and its subsidiaries Republic-Vanguard Life Insurance Company, Investors Insurance Corporation and Investors Marketing Group, Inc. (collectively "PartnerRe Life U.S."), to SCOR Group. The Company purchased PartnerRe Life U.S. in December 1998 as part of the Winterthur Re acquisition. The total consideration for the Transaction was $155 million, including the repayment by SCOR Group of a $10 million surplus note held by the Company.

     3. Significant Accounting Policies

     The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior year amounts to conform with the current year's presentation. Because effective control of PartnerRe Life U.S. was transferred on July 1, 2000, the second half of 2000 does not include operating results from PartnerRe Life U.S., and the Consolidated Balance Sheet as at December 31, 2000, does not include PartnerRe Life U.S.

(a)  Premiums
     Premiums written are based upon reports received from ceding companies, supplemented by the Company's own estimates of premiums written for which ceding company reports have not been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance

     PartnerRe Ltd.
     Notes to Consolidated Financial Statements

     3. Significant Accounting Policies (Continuation)



     contracts, which are generally one to two years. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force. Annuity and universal life insurance premiums received are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

(b)  Losses and Loss Expenses, Including Life Policy Benefits
     The liability for unpaid losses and loss expenses for property and casualty business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company's own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be actuarially determined based upon industry experience and management's judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

     The liabilities for policy benefits for ordinary life and accident and health policies have been established based upon information reported by ceding companies supplemented by the Company's best actuarial estimates of mortality, morbidity, persistency and investment income, with appropriate provision for adverse deviation. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Interest rate assumptions used to estimate liabilities for policy benefits for life and annuity contracts ranged from 2.0% to 6.5%. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company's operating results in future periods.

(c)  Deferred Acquisition Costs
     Acquisition costs, primarily brokerage fees, commissions and excise taxes, which vary directly with, and are primarily related to, the acquisition of new and renewal reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. Anticipated losses and loss expenses, other costs and investment income related to these premiums are considered in determining the recoverability of deferred acquisition costs. Acquisition costs related to individual life and annuity business are deferred and amortized over the premium paying periods in proportion to anticipated

     PartnerRe Ltd.
     Notes to Consolidated Financial Statements

     3. Significant Accounting Policies (Continuation)


     premium income, allowing for lapses, terminations and anticipated investment income. Acquisition costs related to universal life and single premium annuity contracts are deferred and amortized over the lives of the policies as a percentage of the estimated gross profits expected to be realized on the policies.

(d)  Funds Held by Reinsured Companies
     Funds held by reinsured companies represent premiums retained by ceding companies for a period in accordance with contractual terms. The Company generally earns investment income on these balances during the period funds are held.

(e)  Deposit Assets and Liabilities
     In the normal course of its operations, the Company enters into certain contracts that do not meet the risk transfer provisions of SFAS No. 113 entitled "Accounting and Reporting for Reinsurance of Short Duration and Long Duration Contracts." These contracts are accounted for using the deposit accounting method. For those contracts, the Company originally records deposit liabilities for an amount equivalent to the assets received. Actuarial studies are used to estimate the final liabilities under these contracts and the appropriate accretion rates to increase the original liabilities over the term of the contracts. The accretion charge of the period is recorded in the Statement of Operations.

     Under certain contracts that do not meet the risk transfer provisions, cedents retain the assets on a funds held basis. In those cases, the Company records those assets as deposit assets and records the related income in the Statement of Operations.

(f)  Investments
     Fixed maturities, short-term and equity investments that are classified as "available for sale" are carried at fair value, based on quoted market prices, with the difference between cost or amortized cost and fair value, net of the effect of taxes, included as a separate component of

     "accumulated other comprehensive income." Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase. Investment purchases and sales are recorded on the trade date.

     Fixed maturities, short-term and equity investments that contain convertible features are classified as "trading securities" and carried at fair value, based on quoted market prices, with the change in fair value included in the Statement of Operations.

     The Company utilizes financial futures contracts for the purpose of managing certain investment portfolio exposures and duration. Futures contracts are not recognized as assets or liabilities in the accompanying Consolidated Financial Statements as they settle daily. Changes in the market value of futures contracts produce daily cash flows,

     PartnerRe Ltd.
     Notes to Consolidated Financial Statements

     3. Significant Accounting Policies (Continuation)



     which are included in net realized gains or losses on investments in the Statement of Operations. Collateral held by brokers equal to a percentage of the total value of open futures contracts is included in fixed maturities.

     Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturities and short-term investments. Realized gains and losses on the disposition of investments, which are determined based upon specific identification of the cost of investments sold, and provisions for other than temporary impairments in the value of investments retained, are reflected in the Statement of Operations.

(g)  Cash and Cash Equivalents
     Cash equivalents are carried at fair value and include debt securities that, at purchase, have a maturity of three months or less.

(h)  Goodwill
     Goodwill represents the excess of the purchase price over the fair value of the net assets received related to the acquisitions of PartnerRe SA and Winterthur Re. The Company amortizes goodwill on a straight-line basis over a period of 20 years. Accumulated amortization as of December 31, 2001 and 2000, was $92.0 million and $66.0 million, respectively.

(i)  Income Taxes
     Certain subsidiaries of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to operations, or "accumulated other comprehensive income" in certain cases, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes payable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns.

(j)  Translation of Foreign Currencies
     The functional currency of the Company is the U.S. dollar. The national currencies of the Company's subsidiaries are generally their functional currencies, except for the Bermuda subsidiaries whose functional currency is the U.S. dollar. In translating the Consolidated Financial Statements of those subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average exchange rates for the period. Related translation adjustments and exchange gains and losses on forward exchange contracts, which may be used to hedge these investments, are reported as a separate component of "accumulated other comprehensive income."

     In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the weighted average rates of exchange for the year. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting exchange

         PartnerRe Ltd.
         Notes to Consolidated Financial Statements

    3.   Significant Accounting Policies (Continuation)

         gains or losses are included in the Statement of Operations. Prior to the Company's adoption of SFAS 133 on January 1, 2001, exchange gains and losses related to the translation of investments available for sale were included in net unrealized gains and losses on investments, a component of "accumulated other comprehensive income." Following the adoption of SFAS 133, the Company records unrealized foreign exchange gains and losses that are covered with designated hedges in the Statement of Operations. (See Note 3(k).)

     (k) Accounting for Derivatives and Hedging Activities
         SFAS 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the Balance Sheet and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the Consolidated Financial Statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fairvalue or cash flows of the asset or liability hedged. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item will be recognized in earnings. If the derivative is designated as a cash flow hedge, changes in the fair value of the derivative will be recorded in other comprehensive income and will be recognized in the Statement of Operations when the hedged item affects earnings. A derivative that is not designated or does not qualify as an effective hedge will be marked to fair value through earnings. The Company does not currently designate any derivative financial instruments as cash flow hedges.

         The Company utilizes derivative financial instruments as part of an overall currency risk management strategy. As part of its overall strategy to manage the level of currency exposure, the Company uses currency derivatives to hedge the fair value of certain available for sale fixed income securities related to the Company's "liability funds" (funds corresponding to the Company's net reinsurance liabilities). These derivatives have been designated as "fair value hedges" under SFAS 133, and accordingly, the changes in fair value of the derivative and the hedged item related to foreign exchange rates will be recognized in earnings. Derivatives employed by the Company to hedge currency exposure related to other reinsurance assets and liabilities are not designated as hedges under SFAS 133. On the date the Company enters into a derivative contract, management designates the derivative as a hedge of the identified underlying exposure (a "designated hedge") or as a "no hedge designation" derivative. If a derivative does not qualify or is not designated in a hedging relationship, the derivative is recorded at fair value and changes in its fair value are reported currently in earnings.The Company's investment strategy allows for the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge a variety of market risks or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The Company does not designate these

    PartnerRe Ltd.
    Notes to Consolidated Financial Statements

 3. Significant Accounting Policies (Continuation)




    derivatives as hedges for accounting purposes. Accordingly, these derivatives are recorded at fair value and changes in the fair value of the derivatives are reported currently in earnings.

    The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy.

    The Company will discontinue hedge accounting prospectively if it is determined that the derivative is nolonger effective in offsetting changes in the fair value or cash flows of a hedged item. To the extent that the Company in the future chooses to discontinue hedge accounting related to its fair-value hedge of currency risk related to its available for sale fixed income securities (liability funds) because, based onmanagement's assessment, the derivative(s) no longer qualifies as an effective fair-value hedge, thederivative(s) will continue to be carried on the Balance Sheet at its fair value with changes in its fair value recognized in current period earnings and changes in the fair value of the underlying available forsale fixed income securities due to currency movements will be recorded as a component of "accumulated other comprehensive income."

(l) Net Income per Common Share
    Diluted net income per common share is based upon the weighted average number of common shares outstanding using the treasury stock method for all potentially dilutive securities, including common share warrants and options. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share. Basic earnings per share is determined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect for dilutive securities.

(m) New Accounting Pronouncements
    The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS No. 138, on January 1, 2001. Inaccordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative-effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in earnings of the first quarter to recognize the net gains and losses associated with

PartnerRe Ltd.
Notes to Consolidated Financial Statements

3. Significant Accounting Policies (Continuation)

its fair value currency hedging activities that were previously recorded in "accumulated other comprehensive income." The transition provision did not affect the book value of the Company.

Additionally, in response to the accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to a "trading" portfolio at January 1, 2001. Such reclassifications were made to reduce the administrative burden associated with separately valuing the conversion features (embedded derivatives under SFAS 133). This reclassification resulted in a $4.6 million net loss, after tax, or $0.09 per diluted share, being recognized in earnings of the first quarter. Prior to this reclassification, this net unrealized loss was included as a component of "accumulated other comprehensive income" and, accordingly, the reclassification did not affect the book value of the Company. Under the provisions of SFAS 133, such a reclassification does not impact the Company's ability to classify other debt securities as available for sale.

On July 20, 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The statements will change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method will be prohibited. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, will cease upon adoption of that statement, which for the Company, will be January 1, 2002. The Company will be required to complete a transitional goodwill impairment test six months from the date of adoption and impairment valuations annually or more frequently if certain indicators are encountered. In connection with the transitional adjustment, the Company will (i) identify its reporting units, (ii) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units and (iii) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities will be determined to calculate the amount of goodwill impairment, if any. Any transitional impairment loss resulting from the adoption will be recognized as the effect of a change in accounting principle in the Company's Statement of Operations.

The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements. The Company estimates that the adoption of SFAS 142 will result in the elimination of an annual amortization expense related to goodwill in the amount of $22.4 million, after tax. The Company is currently assessing but has not yet determined the impact of related impairment, if any, on its financial position and results of operations.

          PartnerRe Ltd.
          Notes to Consolidated Financial Statements

          4. Investments


     (a)  Fixed Maturities, Equities and Short-Term Investments

          The cost, market value, gross unrealized gains and gross unrealized losses on investments classified as available for sale at December 31, 2001 and 2000, were as follows ($ 000's):

                                                                             Gross Unrealized     Gross Unrealized
                                                                Cost/(1)/               Gains               Losses     Market Value
-----------------------------------------------------------------------------------------------------------------------------------
2001
-----------------------------------------------------------------------------------------------------------------------------------
Fixed maturities
-----------------------------------------------------------------------------------------------------------------------------------
- U.S. Government                                        $   477,782              $    16,419           $   (1,847)     $   492,354
-----------------------------------------------------------------------------------------------------------------------------------
- states or political subdivisions of states of the U.S.      83,149                      537                 (343)          83,343
-----------------------------------------------------------------------------------------------------------------------------------
- other foreign governments                                  720,342                    8,362               (3,084)         725,620
-----------------------------------------------------------------------------------------------------------------------------------
- corporate                                                1,415,508                   34,428              (27,303)       1,422,633
-----------------------------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities                         685,987                   13,287               (2,465)         696,809
-----------------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                     3,382,768                   73,033              (35,042)       3,420,759
-----------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                        39,547                       22                   (5)          39,564
-----------------------------------------------------------------------------------------------------------------------------------
Equities                                                     408,879                   32,707              (40,761)         400,825
-----------------------------------------------------------------------------------------------------------------------------------
                                                         $ 3,831,194              $  105,762           $   (75,808)     $ 3,861,148
-----------------------------------------------------------------------------------------------------------------------------------

                                                                             Gross Unrealized     Gross Unrealized
                                                                Cost/(1)/               Gains               Losses     Market Value
-----------------------------------------------------------------------------------------------------------------------------------
2000
-----------------------------------------------------------------------------------------------------------------------------------
Fixed maturities
-----------------------------------------------------------------------------------------------------------------------------------
- U.S. Government                                        $   783,287              $    45,137           $  (23,628)     $   804,796
-----------------------------------------------------------------------------------------------------------------------------------
- states or political subdivisions of states of the U.S.      12,462                       --               (1,180)          11,282
-----------------------------------------------------------------------------------------------------------------------------------
- other foreign governments                                  379,759                    5,459               (5,977)         379,241
-----------------------------------------------------------------------------------------------------------------------------------
- corporate                                                1,063,467                   28,956              (52,273)       1,040,150
-----------------------------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities                         808,115                   15,319               (5,113)         818,321
-----------------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                     3,047,090                   94,871              (88,171)       3,053,790
-----------------------------------------------------------------------------------------------------------------------------------
Short-term investments                                        24,972                      158                 (277)          24,853
-----------------------------------------------------------------------------------------------------------------------------------
Equities                                                     327,965                   57,479              (30,643)         354,801
-----------------------------------------------------------------------------------------------------------------------------------
                                                         $ 3,400,027              $   152,508           $ (119,091)     $ 3,433,444
-----------------------------------------------------------------------------------------------------------------------------------

/(1)/ Cost is amortized cost for fixed maturities and short-term investments and original cost for equity securities

            PartnerRe Ltd.
            Notes to Consolidated Financial Statements

            4.   Investments (Continuation)

(b)         Maturity Distribution

            The distribution of available for sale fixed maturities and short-term investments at December 31, 2001, by contractual maturity is shown below ($ 000's):

                                                                       Amortized Cost       Market Value
            --------------------------------------------------------------------------------------------
            One year or less                                                 $   130,892      $   132,698
            ---------------------------------------------------------------------------------------------
            More than one year through five years                              1,437,768        1,461,132

            ---------------------------------------------------------------------------------------------
            More than five years through ten years                               842,712          844,005

            ---------------------------------------------------------------------------------------------
            More than ten years                                                  324,956          325,679
            ---------------------------------------------------------------------------------------------
            Subtotal                                                           2,736,328        2,763,514
            ---------------------------------------------------------------------------------------------
            Mortgage / asset-backed securities                                   685,987          696,809
            ---------------------------------------------------------------------------------------------
            Total                                                            $ 3,422,315      $ 3,460,323
            ---------------------------------------------------------------------------------------------

(c)         Change in Net Unrealized (Losses) Gains on Investments

            The analysis of the change in net unrealized (losses) gains on investments reflected in "accumulated other comprehensive income" for the years ended December 31, 2001, 2000 and 1999, is as follows ($ 000's):

                                                                    2001          2000             1999
            --------------------------------------------------------------------------------------------
            Fixed maturities                                    $ 31,291     $ 170,435       $ (163,775)
            --------------------------------------------------------------------------------------------
            Short-term investments                                   136            54              100

            --------------------------------------------------------------------------------------------
            Other investments                                        (41)          (90)             (47)
            --------------------------------------------------------------------------------------------
            Equity securities                                    (34,890)       16,952            8,408
            --------------------------------------------------------------------------------------------
                                                                  (3,504)      187,351         (155,220)
            --------------------------------------------------------------------------------------------
            (Increase) decrease in tax liability
            and other foreign exchange gains
            or losses                                            (79,984)       (3,715)          71,371
            --------------------------------------------------------------------------------------------
            Net change reflected in
            "accumulated other
            comprehensive income"                               $(83,488)    $ 183,636       $  (83,849)

            --------------------------------------------------------------------------------------------

(d)         Realized Gains and Losses

            Proceeds from the sales of investments classified as available for sale for the years ended December31, 2001, 2000 and 1999, were $3,033.1 million, $5,848 million and $6,346.6 million, respectively. Realized investment gains and losses on securities classified as available for sale for theyears ended December31, 2001, 2000 and1999, were as follows ($ 000's):

                                                                    2001           2000            1999
            -------------------------------------------------------------------------------------------
            Gross realized gains                                $ 92,717     $  121,475      $   81,195
            --------------------------------------------------------------------------------------------
            Gross realized losses                                (52,933)      (138,762)        (78,080)
            --------------------------------------------------------------------------------------------
            Total net realized gains (losses)                   $ 39,784     $  (17,287)     $    3,115
            --------------------------------------------------------------------------------------------

            For the year ended December 31, 2001, the Company recorded a net loss of $1.1 million in "net realized investment gains (losses)" in the Statement of

--------------------------------------------------------------------------------

     PartnerRe Ltd.
     Notes to Consolidated Financial Statements



4.   Investments (Continuation)

     Operations, representing the ineffectiveness of its designated fair value hedging activities.

(e)  Net Investment Income

     The components of net investment income for the years ended December 31, 2001, 2000 and 1999, were as follows ($ 000's):

                                                 2001         2000        1999
     --------------------------------------------------------------------------
     Fixed maturities, short-term
     investments, cash and cash
     equivalents                            $ 204,143    $ 243,722    $ 298,972
     --------------------------------------------------------------------------
     Equities                                  14,816        9,294        7,292
     --------------------------------------------------------------------------
     Funds held and other                      29,605       30,764       20,007
     --------------------------------------------------------------------------
     Investment expenses                       (8,956)     (10,192)     (18,633)
     --------------------------------------------------------------------------
     Net investment income                  $ 239,608    $ 273,588    $ 307,638
     --------------------------------------------------------------------------

(f)  Trading Securities

     In response to accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to trading. This transfer resulted in gross realized gains and losses of $6.3 million and $10.9 million, respectively, being recognized in the Statement of Operations. There were no other transfers from available for sale to trading during the year.

     For the year ended December 31, 2001, the change in net unrealized holding losses on trading securities resulted in a loss of $1.3 million being recognized in the Statement of Operations. There were no gains or losses recognized in prior years since the Company did not classify any of its investments as trading prior to January 1, 2001.

(g)  Pledged Securities

     At December 31, 2001 and 2000, cash and securities with a market value of approximately $1,453.4 million and $1,091.0 million, respectively, were deposited, pledged or held in an escrow account to support long-term debt or in favor of ceding companies or government authorities to comply with reinsurance contract provisions and insurance laws. Excluding debt securities issued by the U.S. and other AAA-rated sovereign governments, the Company is not exposed to any significant credit concentration risk.

PartnerRe Ltd.
Notes to Consolidated Financial Statements




5. Unpaid Losses and Loss Expenses

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses, excluding policy benefits for life contracts, for the years ended December 31, 2001, 2000 and 1999 ($ 000's):

                                           2001           2000           1999
-------------------------------------------------------------------------------
Gross liability at beginning of year  $ 2,386,032    $ 2,616,556    $ 2,649,380
-------------------------------------------------------------------------------
Reinsurance recoverable at beginning
of year                                   203,180        205,982        257,398
-------------------------------------------------------------------------------
Net liability at beginning of year      2,182,852      2,410,574      2,391,982
-------------------------------------------------------------------------------

Net incurred losses related to:
-------------------------------------------------------------------------------
Current year                            1,515,006        801,916        917,106
-------------------------------------------------------------------------------
Prior year                                 (7,871)          (112)       (60,351)
-------------------------------------------------------------------------------
                                        1,507,135        801,804        856,755
-------------------------------------------------------------------------------

Net paid losses related to:
-------------------------------------------------------------------------------
Current year                              209,473        146,433        144,720
-------------------------------------------------------------------------------
Prior year                                615,276        778,382        537,682
-------------------------------------------------------------------------------
                                          824,749        924,815        682,402
-------------------------------------------------------------------------------

Effects of exchange rate changes          (74,501)      (104,711)      (155,761)
-------------------------------------------------------------------------------
Net liability at end of year            2,790,737      2,182,852      2,410,574
-------------------------------------------------------------------------------
Reinsurance recoverable at end of
year                                      214,891        203,180        205,982
-------------------------------------------------------------------------------
Gross liability at end of year        $ 3,005,628    $ 2,386,032    $ 2,616,556
-------------------------------------------------------------------------------

The Company's reserve for unpaid losses and loss expenses as of December 31, 2001, 2000 and 1999, included $128.5 million, $146.4 million and $146.2 million, respectively, that represents an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2001, 2000 and 1999, is $155.4 million, $171.3 million and $173.7 million, respectively, of which $130.9 million, $145.6 million and $150.6 million, respectively, relate to U.S. casualty exposures arising from business written by PartnerRe SA. (See Note 6.)

Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company's potential losses for these claims. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurances that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurances that the reserves established by the Company will be adequate.

The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues which would materially affect its loss and loss expense estimates.

PartnerRe Ltd.
Notes to Consolidated Financial Statements





6. Ceded Reinsurance

The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery of a portion of losses and loss adjustment expenses from retrocessionaires. The Company remains liable to the extent the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk. Provisions are made for amounts considered potentially uncollectible. The allowance for uncollectible reinsurance recoverable was $16.9 million and $13.0 million as at December 31, 2001 and 2000, respectively.

In September 2001, the Company commuted a guaranty from the AGF Group relating to loss development on U.S. casualty exposures arising from business written prior to January 1, 1992, by certain companies that were at the time part of the AGF Group and are currently part of PartnerRe SA. This guaranty was commuted with an effective date of December 31, 2000, and a settlement date of September 4, 2001. The commutation did not have a significant impact on the results of operations for the year. If losses and loss expenses relating to those reserves develop beyond their level as at the date of commutation, the Company will be required to increase loss reserves with a corresponding reduction in income in the period in which the deficiency is identified.

Premiums and losses and loss expenses for 2001, 2000 and 1999 are reported net of reinsurance in the Company's Statement of Operations. Assumed, ceded and net amounts for the years ended December 31, 2001, 2000 and 1999, were as follows ($ 000's):

                                     Premiums       Premiums       Losses and
2001                                  Written         Earned     Loss Expenses
--------------------------------------------------------------------------------
Assumed                             $ 1,878,256    $ 1,686,163       $ 1,712,604
--------------------------------------------------------------------------------
Ceded                                    53,160         52,655            80,774
--------------------------------------------------------------------------------
Net                                 $ 1,825,096    $ 1,633,508       $ 1,631,830
--------------------------------------------------------------------------------

2000
--------------------------------------------------------------------------------
Assumed                             $ 1,439,515    $ 1,378,140       $ 1,078,667
--------------------------------------------------------------------------------
Ceded                                    59,263         63,768           102,968
--------------------------------------------------------------------------------
Net                                 $ 1,380,252    $ 1,314,372       $   975,699
--------------------------------------------------------------------------------

1999
--------------------------------------------------------------------------------
Assumed                             $ 1,432,966    $ 1,447,404       $ 1,287,738
--------------------------------------------------------------------------------
Ceded                                   106,556        109,395           157,636
--------------------------------------------------------------------------------
Net                                 $ 1,326,410    $ 1,338,009       $ 1,130,102
--------------------------------------------------------------------------------

PartnerRe Ltd.
Notes to Consolidated Financial Statements






7. Long-term Debt

In connection with the Acquisition, the Company's subsidiary, PartnerRe U.S., obtained a $220.0 million, 5.81% fixed rate bank loan. The loan, which is fully collateralized, is repayable in 2008, with interest payments due semiannually. The company incurred interest expense of $13.0 million, $13.0 million and $12.9 million in 2001, 2000 and 1999, respectively, and paid interest of $13.0 million in each of 2001, 2000 and 1999 in relation to the loan.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

8.  Taxation

Under current Bermuda law, neither the Company nor any of its Bermuda-domiciled subsidiaries is required to pay taxes in Bermuda on either income or capital gains. The Company has received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event of any such taxes being imposed, the Company will be exempted until 2016. Certain subsidiaries of the Company operate in, and are subject to taxation by, other jurisdictions.

Income tax expense for the years ended December 31, 2001, 2000 and 1999, and income taxes payable as at December 31, 2001, 2000 and 1999, were as follows ($ 000's):

                                                 2001         2000         1999
-------------------------------------------------------------------------------
Current income tax benefit                   $ (2,557)    $ (5,984)    $(22,557)
-------------------------------------------------------------------------------
Deferred income tax benefit                   (66,747)     (37,754)     (21,227)
-------------------------------------------------------------------------------
Income tax benefit                           $(69,304)    $(43,738)    $(43,784)
-------------------------------------------------------------------------------
Current income tax recoverable, net          $ (9,924)    $(10,525)    $(14,958)
-------------------------------------------------------------------------------
Deferred income tax (recoverable) payable,
net                                           (83,961)     (12,471)       6,810
-------------------------------------------------------------------------------
Income taxes recoverable, net                $(93,885)    $(22,996)    $ (8,148)
-------------------------------------------------------------------------------

Deferred income taxes reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax asset as of December 31, 2001 and 2000, were as follows ($ 000's):

                                                              2001        2000
------------------------------------------------------------------------------
Discounting of loss reserves and adjustment to life
policy reserves                                          $  31,100    $ 16,257
------------------------------------------------------------------------------
Retirement and other compensation plans                      1,887       1,973
------------------------------------------------------------------------------
Tax loss carryforwards                                     105,566      47,959
------------------------------------------------------------------------------
Unearned premium                                            13,300       8,617
------------------------------------------------------------------------------
Other deferred tax assets                                    7,723       6,975
------------------------------------------------------------------------------
                                                           159,576      81,781
------------------------------------------------------------------------------
Valuation allowance                                        (14,319)     (9,409)
------------------------------------------------------------------------------
Deferred tax assets                                        145,257      72,372
------------------------------------------------------------------------------
Unrealized appreciation and timing differences on
investments                                                 13,182      19,887
------------------------------------------------------------------------------
Deferred acquisition costs                                  20,813      16,097
------------------------------------------------------------------------------
Tax equalization reserves                                   11,382      11,698
------------------------------------------------------------------------------
Other deferred tax liabilities                              15,919      12,219
--------------------------------------------------------------------------------
Deferred tax liabilities                                    61,296      59,901
--------------------------------------------------------------------------------
Net deferred tax asset                                    $ 83,961    $ 12,471
--------------------------------------------------------------------------------

PartnerRe Ltd.
Notes to Consolidated Financial Statements

8. Taxation (Continuation)

As at December 31, 2001, the Company had tax benefits associated with deferred tax loss carryforwards with the following expiration dates: $27.3 million in 2006, $17.5 million in 2007, $33.8 million in 2008, $4.5 million in 2018, $3.9 million in 2019, $7.7 million in 2020 and $10.9 million in 2021. The Company has recorded a valuation allowance related to certain deferred tax assets. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that certain deferred income tax assets will not be realized in the applicable jurisdiction. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes it is more likely than not that the remaining deferred tax asset will be realized.

The following table summarizes the changes in "accumulated other comprehensive income" and the related tax benefit for the years ended December 31, 2001, 2000 and 1999 ($ 000's):

2001                                        Before Tax  Tax Effect   Net of Tax
--------------------------------------------------------------------------------
Foreign currency translation adjustment     $  (12,333)  $      --    $ (12,333)
--------------------------------------------------------------------------------
Unrealized (losses) gains on investments:
--------------------------------------------------------------------------------
Unrealized (losses) gains on investments
arising during the period                      (64,828)     15,072      (49,756)
--------------------------------------------------------------------------------
Less reclassification adjustment for
available for sale securities                  (39,784)      6,052      (33,732)
--------------------------------------------------------------------------------
                                              (104,612)     21,124      (83,488)
--------------------------------------------------------------------------------
Change in accumulated other comprehensive
income                                      $ (116,945)  $  21,124    $ (95,821)
--------------------------------------------------------------------------------

2000
--------------------------------------------------------------------------------
Foreign currency translation adjustment     $  (22,446)  $      --    $ (22,446)
--------------------------------------------------------------------------------
Unrealized gains (losses) on investments:
--------------------------------------------------------------------------------
Unrealized gains (losses) on investments
and other foreign exchange gains and losses
arising during the period                      197,279     (37,993)     159,286
--------------------------------------------------------------------------------
Less reclassification adjustment for
available for sale securities                   17,287       7,063       24,350
--------------------------------------------------------------------------------
                                               214,566     (30,930)     183,636
--------------------------------------------------------------------------------
Change in accumulated other comprehensive
income                                      $  192,120   $ (30,930)   $ 161,190
--------------------------------------------------------------------------------

1999
--------------------------------------------------------------------------------
Foreign currency translation adjustment     $  (34,883)  $      --    $ (34,883)
--------------------------------------------------------------------------------
Unrealized (losses) gains on investments:
--------------------------------------------------------------------------------
Unrealized (losses) gains on investments
and other foreign exchange gains and losses
arising during the period                     (116,780)     34,632      (82,148)
--------------------------------------------------------------------------------
Less reclassification adjustment for
available for sale securities                   (3,115)      1,414       (1,701)
--------------------------------------------------------------------------------
                                              (119,895)     36,046      (83,849)
--------------------------------------------------------------------------------
Change in accumulated other comprehensive
income                                      $ (154,778)  $  36,046    $(118,732)
--------------------------------------------------------------------------------

PartnerRe Ltd.
Notes to Consolidated Financial Statements

9. Agreements with Related Parties

The Company was party to agreements with Swiss Reinsurance Company ("Swiss Re," a shareholder), Head Company LLC ("Head Company," a company in which a former board member has a management role), Morgan Stanley (a company in which a former board member has a management role) and their respective affiliates as discussed below:

Agreements with Swiss Reinsurance Company

The Company utilized, in the conduct of its business, certain underwriting services and licensed technology provided by Swiss Re pursuant to a service agreement. Fees incurred pursuant to the agreement included fixed fees for access to technology and database resources. Fees incurred for each of the years ended December 31, 2001, 2000 and 1999, were $0.1 million, $0.1 million and $0.3 million, respectively.

In the normal course of their underwriting activities, the Company and certain subsidiaries entered into reinsurance contracts (assumed and ceded) with Swiss Re and certain Swiss Re subsidiaries during 2001 and 2000. Included in the 2001 consolidated results were assumed and ceded premiums of $15.3 million and $1.7 million, respectively, losses and loss expenses, including policy benefits for life contracts, of $8.9 million, loss recoveries of $11.5 million and assumed and ceded acquisition costs of $5.7 million and $0.5 million, respectively. As at December 31, 2001, there were reinsurance balances receivable and recoverable aggregating $26.8 million, unpaid losses and loss expenses, including policy benefits for life contracts of $20.1 million and funds held under reinsurance treaties of $0.3 million. Included in the 2000 consolidated results were assumed and ceded premiums of $15.1 million and $1.6 million, respectively, losses and loss expenses, including policy benefits for life contracts of $10.6 million, loss recoveries of $7.7 million and assumed and ceded acquisition costs of $5.4 million and $0.7 million, respectively. As at December 31, 2000, there were reinsurance balances receivable and recoverable aggregating $22.8million, unpaid losses and loss expenses, including policy benefits for life contracts, of $18.6 million, and funds held under reinsurance treaties of $1.6 million.

Investment Advisory Agreements

The Company utilized the services of Swiss Re, Head Asset Management (Bermuda) L.P. ("HAMB"), an affiliate of Head Company, and Morgan Stanley Dean Witter Investment Management and affiliates ("MSDWIM"), a division of Morgan Stanley, to manage portions of its investment portfolio pursuant to investment advisory agreements. Pursuant to these agreements, which are subject to the Company's investment guidelines and other restrictions, the Company paid a fee to each of Swiss Re, HAMB, and MSDWIM. Investment fees expensed for the years ended December 31, 2001, 2000 and 1999, aggregated $2.4 million, $2.8 million and $2.7 million, respectively, under these agreements.

Issuance of Securities

The Company utilized the services of Morgan Stanley as lead underwriter in the issuance of new securities during 2001, as described more fully in Note 13.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

9. Agreements With Related Parties (Continuation)

The Company paid underwriting fees, in the aggregate, of $12.3 million to all underwriters involved in the transactions.

10. Retirement Benefit Arrangements

For employee retirement benefits, the Company actively maintains defined contribution plans, which are contributory or non-contributory depending upon competitive local market practices. In addition, the Company maintains a frozen non-contributory defined benefit plan.

Contributions are based on the participants' base salary and the accumulated benefit for the majority of the plans vests immediately or over a two-year period. Prior to the adoption of the defined contribution plans, the Company had a defined benefit plan covering substantially all of its employees. Effective June 30, 1999, benefit accruals under this plan were frozen, except for certain disabled participants. All employees previously enrolled in defined benefit retirement plans have been transferred to defined contribution plans. As required by law, certain retirement plans also provide for death and disability benefits and lump sum indemnities to employees upon retirement.

The Company incurred pension expense for these pension arrangements of $5.7 million, $5.4 million and $3.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

11. Stock and Stock Option Plans

Stock Option Plan

The Company has adopted a Stock Option Plan (the "Option Plan") under which the Company may grant, subject to certain restrictions, incentive ("ISOs") and non-qualified ("NQSOs") stock options to directors and employees of the Company. The Option Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Under the Option Plan, ISOs may only be granted to employees of the Company, while NQSOs may be granted to employees, directors and consultants to the Company and to any other person selected by the Committee.

Pursuant to the terms of the Option Plan, the dates on which each option can be exercised, the expiration date of each option and the purchase price of shares subject to each option shall be fixed by the Committee at the time such options are granted. The exercise price of the options will be subject to aminimum price, in the case of ISOs, equal to the fair market value, as defined in the plan, of the common shares on the date of grant and a minimum price, in the case of NQSOs, equal to the par value of the common shares. No options shall be exercisable after ten years from the date of grant. A total of two million Common Shares may be issued under the Option Plan.

Employee Incentive Plan

The Company has adopted an Employee Incentive Plan (the "EIP") under which the Company may grant, subject to certain restrictions, stock options, restricted stock ("RS"), phantom stock units ("PSU"), performance units ("PU") and performance shares ("PS") to key employees of the Company. The EIP is administered by the Committee.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

11. Stock And Stock Option Plans (Continuation)

Pursuant to the terms of the EIP, awards may be granted to eligible employees at any time, in any amount, to be determined by the Committee. The RS and PSU awards will be subject to terms, conditions, restrictions and restricted periods fixed by the Committee that may be linked to prescribed performance goals. The PU and PS awards will be subject to performance goals that shall be fixed by the Committee. A total of 3,500,000 Common Shares may be issued under the EIP.

The Company issued 10,000 restricted shares in 2000 with a weighted-average grant date fair value of $54.50 per share. These shares will vest no earlier than four years from the grant date. The Company incurred compensation expense for restricted share grants in the years ended December 31, 2001, 2000 and 1999, of approximately $137,000, $11,000 and

$433,000, respectively. Related deferred compensation expense at December 31, 2001 and 2000, was $397,000 and $534,000, respectively.

Non-employee Directors' Stock Plan

The Company has adopted a non-employee Directors' Stock Plan (the "Directors' Stock Plan"). Under the terms of the Directors' Stock Plan, non-employee Directors receive $35,000 in annual fees, paid at each annual shareholders' meeting, in common shares ("Directors' Shares") or cash, depending on their election. The Directors' Stock Plan also provides for automatic annual awards of stock options to purchase 8,000 common shares at an exercise price per share equal to the market value per share at the time of grant, to be made to non-employee Directors at each successive annual shareholders' meeting. No options shall be exercisable after ten years from the date of grant. A total of 800,000 Common Shares may be issued under the Directors' Stock Plan.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the "ESPP") was approved by the shareholders of the Company at the May 19, 2000, Annual General Meeting. The ESPP is administered by the Committee. The ESPP has two offering periods a year with the first period commencing June 1, 2000. All employees are eligible to participate in the ESPP and can contribute between 1% and 10% of base salary towards the purchase of PartnerRe Ltd. shares up to a limit of $25,000 per annum. Employees who enroll in the ESPP may purchase PartnerRe Ltd. shares at a 15% discount of the fair market value. Once purchased, there is a restriction upon transfer or sale of the shares for a period of two years following purchase. Participants in the ESPP are eligible to receive dividends on their PartnerRe Ltd. shares as of the purchase date. A total of 500,000 common shares may be issued under the ESPP.

A summary of the status of the Company's outstanding stock options as of December 31, 2001, 2000 and 1999, and changes during the years ending on those dates, is presented below:

                                                      2001                          2000                         1999
                                                     Weighted                      Weighted                     Weighted
                                                      Average                       Average                      Average
                                      Options      Exercise Price     Options    Exercise Price    Options   Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     2,074,642      $  37.62         2,182,008   $   31.59       1,579,358     $  28.24
----------------------------------------------------------------------------------------------------------------------------
Granted                                544,742         49.87           755,969       37.11         640,210        40.48
----------------------------------------------------------------------------------------------------------------------------
Exercised                              (93,306)        35.75          (806,987)      20.69          (7,100)       27.12
----------------------------------------------------------------------------------------------------------------------------
Forfeited                              (79,998)        41.59           (56,348)      38.37         (30,460)       44.52
----------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           2,446,080         40.29         2,074,642       37.62       2,182,008        31.59
----------------------------------------------------------------------------------------------------------------------------
Options exercisable at year end      1,054,060      $  37.50           980,352   $   36.24       1,418,078     $  26.23
----------------------------------------------------------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: risk free interest rates of 5.1%, 6.4% and 5.7%, expected lives of seven years, expected volatility of 25% and a dividend yield of 2%. The weighted average fair value of options granted during 2001, 2000 and 1999, was $14.80, $10.61 and $12.47, respectively.

PartnerRe Ltd.
Notes to Consolidated Financial Statements



11. Stock And Stock Option Plans (Continuation)

The following table summarizes information about stock options outstanding at December 31, 2001:

                                                  Options Outstanding                                 Options Exercisable
-------------------------------------------------------------------------------------------------------------------------
                                             Weighted
                                              Average        Weighted                                            Weighted
                                            Remaining         Average                                             Average
Range of                       Number     Contractual        Exercise                              Number        Exercise
Exercise Prices           Outstanding            Life           Price                         Exercisable           Price
-------------------------------------------------------------------------------------------------------------------------
$19.38 - $31.00               497,253       5.5 years      $    26.50                             321,453      $    24.14
-------------------------------------------------------------------------------------------------------------------------
$31.84 - $37.16               698,735       7.6                 36.58                             230,065           35.83
-------------------------------------------------------------------------------------------------------------------------
$37.17 - $46.84               511,380       6.9                 44.30                             289,900           44.31
-------------------------------------------------------------------------------------------------------------------------
$46.85 - $51.38               504,720       8.5                 49.12                             140,840           49.20
-------------------------------------------------------------------------------------------------------------------------
$51.39 - $55.57               233,992       9.2                 52.88                              71,802           52.16
=========================================================================================================================
$19.38 - $55.57             2,446,080       7.4            $    40.29                           1,054,060      $    37.50
=========================================================================================================================

Exercise prices for all options issued during 2001, 2000 and 1999, equaled the average market price of the stock on the grant date.

The Company applies APB Opinion No. 25 in accounting for stock options. Accordingly, no compensation cost has been recognized for grants of stock options under the Option Plan or the Directors' Stock Plan. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123, the Company's net income available to common shareholders and earnings per common share would have been reduced to the pro forma amounts indicated below ($ 000's except per share data):

                                                 2001         2000        1999
------------------------------------------------------------------------------
Net (loss) income available to common
shareholders:
------------------------------------------------------------------------------
  As reported                              $ (180,482)   $ 122,307    $ 74,755
------------------------------------------------------------------------------
  Pro forma                                $ (187,216)   $ 117,157    $ 71,224
------------------------------------------------------------------------------
(Loss) earnings per common share:
  Basic
------------------------------------------------------------------------------
  As reported                              $    (3.60)   $    2.48    $   1.44
------------------------------------------------------------------------------
  Pro forma                                $    (3.73)   $    2.38    $   1.37
------------------------------------------------------------------------------
  Diluted
------------------------------------------------------------------------------
  As reported                              $    (3.60)   $    2.41    $   1.39
------------------------------------------------------------------------------
  Pro forma                                $    (3.73)   $    2.31    $   1.34
------------------------------------------------------------------------------

PartnerRe Ltd.
Notes to Consolidated Financial Statements



12. Dividend Restrictions and Statutory Requirements

The Company's ability to pay common and preferred shareholders' dividends and its operating expenses is dependent on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the "reinsurance subsidiaries"). The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French law and certain insurance statutes of various U.S. states in which PartnerRe U.S. is licensed. The restrictions are generally based on net income and/or certain levels of policyholders' earned surplus as determined in accordance with the relevant statutory accounting practices. At December 31, 2001, 2000 and 1999, there were no material statutory restrictions, except as noted below, on the reinsurance subsidiaries' abilities to pay dividends. PartnerRe U.S., a company licensed in the U.S., may not pay cash dividends without prior regulatory approval.

The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities ("statutory basis"), maintain minimum levels of solvency and liquidity, and comply with risk-based capital requirements and licensing rules. As of December 31, 2001, the reinsurance subsidiaries' solvency, liquidity, surplus and risk-based capital amounts were well in excess of the minimum levels required. The typical adjustments to insurance statutory amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of deferred income taxes, valuation of bonds at market and presenting ceded reinsurance balances gross of assumed balances.

13. Trust Preferred and Mandatorily Redeemable Preferred Securities

Trust Preferred Securities

On November 21, 2001, PartnerRe Capital Trust I (the "Trust"), a Delaware statutory business trust, issued $200 million of 7.90% Preferred Securities ("Trust Preferred Securities"). The Trust is wholly owned by PartnerRe Finance I Inc. ("PartnerRe Finance"), a Delaware corporation formed solely for the purpose of issuing junior subordinated debt securities to the Trust. PartnerRe Finance is an indirect, wholly-owned subsidiary of the Company. Proceeds of the issue of junior subordinated debt securities will be used in the operations of PartnerRe U.S.

The Trust used the proceeds from the sale of the Trust Preferred Securities to buy an equal principal amount of 7.90% junior subordinated debt securities of PartnerRe Finance and will distribute any cash payments it receives thereon to the holders of its preferred and common securities. The Trust will redeem the Trust Preferred Securities on December 31, 2031, which date may be extended to a date no later than December 31, 2050, and may redeem them earlier, subject to the early redemption provisions of the subordinated Debentures (discussed below). Distributions on the Trust Preferred securities

PartnerRe Ltd.
Notes to Consolidated Financial Statements



13. Trust Preferred and Mandatorily Redeemable Preferred Securities
    (Continuation)

are payable quarterly at a rate of 7.90%. The Trust may defer these payments for up to 20consecu-tive quarters ("the extension period"), but not beyond the maturity of Trust Preferred Securities. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

The sole asset of the Trust consists of 7.90% Junior Subordinated Debt securities (the "Subordinated Debentures") with a principal amount of $206,185,600 issued by PartnerRe Finance. The Subordinated Debentures mature on December 31, 2031, which date may be extended to a date no later than December 31, 2050, and may be redeemed earlier, but no earlier than November 21, 2006. Interest on the Subordinated Debentures is payable quarterly at a rate of 7.90%. PartnerRe Finance may defer interest payments for up to 20 consecutive quarters, but not beyond the maturity of the Subordinated Debentures. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

The Subordinated Debentures are unsecured obligations of PartnerRe Finance. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance under the Subordinated Debentures. The Company's obligations under this guarantee are unsecured and will rank junior in priority or payment to the Company's current long-term debt (see Note 7). In the event of default under the Subordinated Debentures, the Trust Preferred securities will rank prior to the common securities of the Trust in priority of payments. The Company has guaranteed payments due on the Trust Preferred Securities only to the extent that the Trust has funds on hand available for such payment.

Mandatorily Redeemable Preferred Securities

On November 21, 2001, the Company issued four million Premium Equity Participating Security Units ("PEPS Units"). Each PEPS Unit consists of (i) one of the Company's 5.61% Series B Cumulative Redeemable Preferred Shares, $1 par value, liquidation preference $50 per share ("Series B Preferred shares") and
(ii) a purchase contract ("Purchase Contract") issued by the Company pursuant to which the holder will be obligated to purchase from the Company, no later than December 31, 2004, a number of common shares to be determined at that time for a price of $50. Each Series B preferred share is pledged to the Company's benefit to secure the holder's obligations under the Purchase Contract. Holders of Series B Preferred shares will be permitted to withdraw the pledged Series B Preferred share from the pledge arrangement only upon early settlement, settlement for cash or termination of the related Purchase Contract. Dividends on Series B Preferred shares are cumulative, accrue at a rate of 5.61% of the liquidation preference amount per year and are payable quarterly in arrears. In conjunction with the payment of dividends on the Series B Preferred Shares, Purchase Contract holders will receive quarterly contract adjustment payments at a rate of 2.39% of the stated amount of $50 per Purchase Contract per year. Purchase Contract adjustment payments may be deferred on similar terms to the Series B preferred share dividends described above.

Purchase Contract holders will be required to purchase between 0.8696 and 1.0638 of the Company's common shares, depending on the share price of the common shares at that time. The net proceeds from the sale of PEPS Unit will be used for general corporate purposes.

PartnerRe Ltd.
Notes to Consolidated Financial Statements



13. Trust Preferred and Mandatorily Redeemable Preferred Securities
    (Continuation)


The Company must redeem the Series B Preferred shares on June 30, 2005, at a redemption price of $50 per Series B Preferred share, plus all accrued and unpaid dividends, if any, on that date. The Company may not redeem the Series B Preferred shares prior to that date. The Series B Preferred shares rank on parity with the Company's Series A preferred shares. (See Note 14.)

14. Shareholders' Equity

Authorized Shares

At December 31, 2001 and 2000, the total authorized shares of the Company were 120 million shares, par value $1.00 per share. In 2001, 100 million shares were designated as common shares, 10 million shares were designated as 8% Series A Cumulative Preferred Shares, 4 million shares were designated as 5.61% Series B Cumulative Preferred Shares (see Note 13) and 6 million shares remained undesignated. In 2000, 100 million shares were designated as common shares, 10 million shares were designated as 8% Series A Cumulative Preferred Shares and 10 million shares remained undesignated.

Class A and Class B Warrants

In 1993, in connection with the issuance of common shares, the Company issued Class A Warrants to purchase, in the aggregate, approximately 10.1 million common shares. No Class A

Warrants remained unexercised as of December 31, 2000. In 1993, the Company also issued Class B Warrants to purchase, in the aggregate, up to approximately 6.8 million common shares provided certain performance criteria were met. The exercise price is also subject to adjustment upon the occurrence of certain events relating principally to changes in the number of common shares, options or warrants outstanding. Twenty percent of the Class B Warrants were available for vesting on each of the first five anniversary dates of the issue of the Warrants. The vesting conditions for the Class B Warrants available for vesting in November 1998, 1996, 1995 and 1994, which aggregated to 5.5 million warrants, were not met and those warrants have been forfeited. The vesting conditions for the 1.3 million Class B Warrants available for vesting in November 1997 were met and those warrants are available for exercise through November 2004 at an exercise price of $17 per share.

Series A Cumulative Preferred Shares

In July 1997, the Company issued 10 million of the Company's 8% Series A Cumulative Preferred Shares, par value $1.00 per share, for net proceeds of $242.2 million, 2 million shares of which were issued to Swiss Re. Cumulative dividends of $0.50 per share are payable quarterly. The Company may under certain circumstances, described in the Company's Bye-Laws and the Certificate of Designation, redeem the stock, in whole or in part, after July 10, 2002, for $25.00 per share plus accrued dividends. In the event of liquidation

Partners Ltd.
Notes to Consolidated Financial Statements



14. Shareholders' Equity (Continuation)


of the Company, the holders of outstanding preferred shares would have preference over the common shareholders and would receive a distribution of $25.00 per share plus accrued dividends.

Earnings Per Share

The reconciliation of basic and diluted earnings per share is as follows ($ 000's except per share amounts):

                                                            2001                               2000                             1999
                                  Income      Shares   Per Share     Income      Shares   Per Share    Income     Shares   Per Share
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)               $ (160,482)                        $ 142,307                         $  94,755

------------------------------------------------------------------------------------------------------------------------------------
Preferred stock dividends          (20,000)                          (20,000)                          (20,000)

------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings
Per Share

------------------------------------------------------------------------------------------------------------------------------------
 Net income (loss) available
 to common shareholders         $ (180,482)  50,136.8   $  (3.60)  $ 122,307   49,274.8    $   2.48  $  74,755   51,941.0   $   1.44
------------------------------------------------------------------------------------------------------------------------------------
Effect of Dilutive
Securities: /(1)/

------------------------------------------------------------------------------------------------------------------------------------
 Class A and B Warrants                                                           873.8                              63.7
------------------------------------------------------------------------------------------------------------------------------------
Stock Options                                                                     528.9                           1,226.4
------------------------------------------------------------------------------------------------------------------------------------

Diluted Earnings Per Share

------------------------------------------------------------------------------------------------------------------------------------
 Net income available to common
 shareholders                                                      $ 122,307   50,677.5   $    2.41  $  74,755   53,231.1   $   1.40
------------------------------------------------------------------------------------------------------------------------------------

(1) Diluted net loss per share has not been shown for 2001 because the effect of dilutive securities would have been antidilutive. The weighted average number of common and common equivalent shares outstanding for the year amounted to 51,566.5 thousand shares after the dilutive effect of Class A and B warrants, and stock options of 899.6 thousand and 530.1 thousand, respectively.

15. Commitments

Lease Arrangements

The Company leases office space under operating leases expiring in various years through 2012. The leases are renewable at the option of the lessee

PartnerRe Ltd
Notes to Consolidated Financial Statements



15. Commitments (Continuation)



under certain circumstances. The following is a schedule of future minimum rental payments, exclusive of escalation clauses, on non-cancelable leases as of December 31, 2001 ($ 000's):

Period                                                                   Amount
--------------------------------------------------------------------------------
2002                                                                   $  12,532
--------------------------------------------------------------------------------
2003                                                                      11,294
--------------------------------------------------------------------------------
2004                                                                       8,903
--------------------------------------------------------------------------------
2005                                                                       8,817
--------------------------------------------------------------------------------
2006 through 2012                                                      $  42,981
--------------------------------------------------------------------------------

Rent expense for the years ended December 31, 2001, 2000 and 1999, was $11.2 million, $9.2 million and $8.4 million, respectively.

Premium Equity Participating Security Units

Under the terms of the Company's 8% Premium Equity Participating Security Units (PEPS Units) the Company is obligated, under the Purchase Contract component, to make a contract adjustment payment of $1.195 per unit per year or 2.39% of the stated amount of $50. At December 31, 2001, the present value of these commitments was $13.1 million.

Employment Agreements

The Company has entered into employment agreements with its executive officers. These agreements provide for annual compensation in the form of salary, benefits, bonus, options to purchase shares in the Company and the reimbursement of certain expenses, as well as certain severance provisions.

Other Agreements

The Company has entered into service agreements and lease contracts that provide for information technology support and computer equipment, respectively. Future payments under these contracts will amount to $3.0 million.

16. Fair Value of Financial Instruments

Statement of Financial Accounting Standards ("SFAS") No. 107 "Disclosures about Fair Value of Financial Instruments" requires disclosure of fair value information of financial instruments. For certain financial instruments where quoted market prices are not available, management's best estimate of fair value may be based on quoted market prices of similar instruments or on other valuation techniques. Financial instruments may or may not be recognized on the Balance Sheet. SFAS 107 excludes insurance contracts, other than financial guarantees and investment contracts and certain other financial instruments.

The following methods and assumptions were used by the Company in estimating fair market value of each class of financial instruments recorded on the Consolidated Balance Sheet.

Fair value for fixed maturities, short-term investments, equities and trading securities are based on quoted market prices. Carrying value of other invested assets approximate fair value. Policy benefits for life and annuity contracts have a fair value equal to the cash value available to the policyholder should the policyholder surrender the policy. Fair value of long-term debt has been calculated as the present value of estimated future cash flows using a discount rate reflective

PartnerRe Ltd.
Notes to Consolidated Financial Statements


16. Fair Value of Financial Instruments (Continuation)


of market interest rates. For Trust Preferred Securities and PEPS Units, fair value is based on quoted market prices, while carrying value is based on the liquidation value of the securities.

The carrying values and fair values of the financial instruments recorded in the Consolidated Balance Sheet as at December 31, 2001 and 2000, were as follows ($ 000's):

                                                              2001                                        2000
                                Carrying Value          Fair Value          Carrying Value          Fair Value
--------------------------------------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------------------------------------
Fixed maturities                  $3,420,759            $3,420,759            $3,053,790            $3,053,790
--------------------------------------------------------------------------------------------------------------
Short-term investments                39,564                39,564                24,853                24,853
--------------------------------------------------------------------------------------------------------------
Equities                             400,825               400,825               354,801               354,801
--------------------------------------------------------------------------------------------------------------
Trading securities                    77,452                77,452                    --                    --
--------------------------------------------------------------------------------------------------------------
Other invested assets                 20,500                20,500                14,594                14,594
--------------------------------------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------------------------------------
Net policy benefits for life
and annuity contracts             $  693,250            $  693,250            $  656,492            $  656,492
--------------------------------------------------------------------------------------------------------------
Long-term debt                       220,000               220,140               220,000               215,140
--------------------------------------------------------------------------------------------------------------
Trust Preferred, Mandatorily
Redeemable Preferred Securities
and Purchase Contracts
--------------------------------------------------------------------------------------------------------------
Trust Preferred Securities        $  200,000            $  200,000                    --                    --
--------------------------------------------------------------------------------------------------------------
Mandatorily Redeemable
Preferred Securities and
Purchase Contracts (PEPS Units)      200,000               225,200                    --                    --
--------------------------------------------------------------------------------------------------------------




Foreign Exchange Forward Contracts

The Company utilizes foreign exchange contracts as part of its overall currency risk management and investment strategies. In accordance with SFAS 133, these derivative instruments are shown on the Balance Sheet at fair value, with changes in their fair value recognized in the Statement of Operations.

The Company is exposed to credit risk in the event of non-performance by the other parties to the contracts. However, because the counter parties to these agreements are high quality international banks, the Company does not anticipate nonperformance. The difference between the contract amounts and the related market value is the Company's maximum credit exposure.

Forward foreign exchange contracts outstanding at December 31, 2001 and 2000, were as follows ($ 000's):





                                                             2001                                           2000
                                                              Net                                            Net
                                                       Unrealized                                     Unrealized
                 Contract                   Market          Gains       Contract        Market             Gains
                   Amount                    Value       (Losses)         Amount         Value           (Losses)
------------------------------------------------------------------------------------------------------------------
Receivable   $ 1,745,614               $ 1,745,526   $       (88)   $ 2,040,169    $ 2,043,152    $     2,983
------------------------------------------------------------------------------------------------------------------
Payable       (1,745,614)               (1,745,335)          279     (2,040,169)    (2,040,454)          (285)
------------------------------------------------------------------------------------------------------------------
Net          $        --               $       191   $       191    $        --    $     2,698    $     2,698
------------------------------------------------------------------------------------------------------------------

Futures Contracts

Exchange traded bond and note futures are used by the Company as substitutes for ownership of the physical bonds and notes for the purposes of managing portfolio duration. Bond and note futures net positions were $nil at December 31, 2001.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

17.  Credit Agreements

     The Company has entered into agreements with financial institutions to provide unsecured committed credit facilities in the aggregate amount of $325 million. These facilities provide for the issuance of lines of credit and letters of credit. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured basis in the amount of $283.5 million, and $159.7 million at December 31, 2001, and 2000, respectively, in respect of reported loss reserves.

18.  Segment Information

     The determination of the Company's reportable segments is based on how the Company is managed. The Company employs a matrix organization whereby the core underwriting operations are managed by teams of "Client Partners," which generally are responsible for geographic zones, and "Technical Partners," which are responsible for specialty lines, or classes of business. Management believes measuring underwriting results by line of business is the most relevant representation of the segmentation of the Company's underwriting operations.

     Because the Company does not manage its assets by segment, investment income is not allocated to the segments of the property and casualty reinsurance operations. However, because of the interest sensitive nature of some of the Company's life products, investment income is considered in management's assessment of the profitability of the life reinsurance operations. The following items are not considered in evaluating the results of each segment: other operating expenses, net realized investment gains/losses, other income, goodwill amortization, interest expense, distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net foreign exchange gains/losses, income tax and preferred share dividends. Segment revenues and profits (or losses) are shown net of intercompany transactions.

     Management measures segment results for the property, casualty and specialty segments on the basis of the "technical ratio," which is obtained by dividing the sum of the loss and loss adjustment expenses and acquisition costs by net premiums earned. Management measures segment results for the life segment on the basis of "technical result," which is defined as net premiums earned less loss and loss adjustment expenses and acquisition costs. The following table provides a summary of the segment revenues and results for the years ended December 31, 2001, 2000 and 1999 ($ millions):

Property (including Catastrophe)                              2001            2000            1999
---------------------------------------------------------------------------------------------------
   Net premiums written                                  $   645.8       $   472.9       $   436.0
---------------------------------------------------------------------------------------------------
   Net premiums earned                                       600.8           452.6           446.6
---------------------------------------------------------------------------------------------------
   Technical ratio(1)                                        124.6%           83.1%          106.6%
---------------------------------------------------------------------------------------------------

Casualty (including Automobile)
---------------------------------------------------------------------------------------------------
   Net premiums written                                  $   527.8       $   408.4       $   358.5
---------------------------------------------------------------------------------------------------
   Net premiums earned                                       469.0           386.1           338.2
---------------------------------------------------------------------------------------------------
   Technical ratio(1)                                        111.8%          113.4%          116.0%
---------------------------------------------------------------------------------------------------

Specialty (Agriculture, Marine, Aviation / Space,
Credit / Surety, Miscellaneous)
---------------------------------------------------------------------------------------------------
   Net premiums written                                  $   519.5       $   326.4       $   308.9
---------------------------------------------------------------------------------------------------

PartnerRe Ltd.
Notes to Consolidated Financial Statements

18.  Segment Information (Continuation)

   Net premiums earned                                       431.9           302.8           325.8
---------------------------------------------------------------------------------------------------
   Technical ratio(1)                                        133.3%           87.8%           84.2%
---------------------------------------------------------------------------------------------------

85

                                      2001              2000              1999
--------------------------------------------------------------------------------
Total Non-life
--------------------------------------------------------------------------------
Net premiums written            $  1,693.1        $  1,207.7        $  1,103.4
--------------------------------------------------------------------------------
Net premiums earned                1,501.7           1,141.5           1,110.6
--------------------------------------------------------------------------------
Technical ratio(1)                   123.1%             94.5%            102.9%
--------------------------------------------------------------------------------

Life, Annuity and Health
--------------------------------------------------------------------------------
Net premiums written            $    132.0        $    172.6        $    223.0
--------------------------------------------------------------------------------
Net premiums earned                  131.8             172.8             227.4
--------------------------------------------------------------------------------
Technical result(2)                  (20.0)            (42.9)            (78.5)
--------------------------------------------------------------------------------
Investment income                     26.5              68.0             107.8
--------------------------------------------------------------------------------
Net technical result            $      6.5        $     25.1        $     29.3
--------------------------------------------------------------------------------


(1) Technical ratio is obtained by dividing the sum of loss and loss adjustment expenses and acquisition costs by net premiums earned.

(2) Technical result is defined as net premiums earned, less loss and loss adjustment expenses and acquisition costs.

Reconciliation to Income (Loss) before distributions related to Trust Preferred
and Mandatorily Redeemable Preferred Securities and taxes:                             2001             2000             1999
------------------------------------------------------------------------------------------------------------------------------
Technical result                                                                 $   (366.6)      $     19.2       $   (110.6)
------------------------------------------------------------------------------------------------------------------------------
Other operating expenses                                                             (117.6)          (103.2)           (93.1)
------------------------------------------------------------------------------------------------------------------------------
Net investment income                                                                 239.6            273.6            307.6
------------------------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses)                                                 20.2            (62.7)           (15.9)
------------------------------------------------------------------------------------------------------------------------------
Other income                                                                            1.7              0.4              0.7
------------------------------------------------------------------------------------------------------------------------------
Interest expense                                                                      (13.0)           (13.0)           (12.9)
------------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill                                                              (26.0)           (26.0)           (25.7)
------------------------------------------------------------------------------------------------------------------------------
Net foreign exchange gains                                                              7.1             10.3              0.9
------------------------------------------------------------------------------------------------------------------------------
Income (loss) before distributions related to Trust Preferred and
Mandatorily Redeemable Preferred Securities and taxes                            $   (254.6)      $     98.6       $     51.0
------------------------------------------------------------------------------------------------------------------------------

The following table provides the geographic distribution of gross premiums written for the years ended December 31, 2001, 2000 and 1999 ($ millions):

                                               2001             2000             1999
--------------------------------------------------------------------------------------
Europe                                   $    753.3       $    534.4       $    629.9
--------------------------------------------------------------------------------------
North America                                 789.9            685.1            631.9
--------------------------------------------------------------------------------------
Asia, Australia and New Zealand               218.8            158.9            135.5
--------------------------------------------------------------------------------------
Latin America and the Caribbean               102.1             47.6             27.0
--------------------------------------------------------------------------------------
Africa                                         14.2             13.5              8.7
--------------------------------------------------------------------------------------
Total gross premiums written             $  1,878.3       $  1,439.5       $  1,433.0
--------------------------------------------------------------------------------------


The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company's clients accounted for more than 3% of total gross premiums written. In 2001 the Company had two brokers that accounted for 10% or more of its gross premiums written, one accounting for 17% of gross premiums written and the other accounting for 11%. One broker accounted for approximately 16% and 10% of total gross premiums written in 2000 and 1999, respectively. All segments include business written through this broker.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

19.  Unaudited Quarterly Financial Information

                                                                    2001                                            2000
($ millions except per        Fourth       Third      Second       First      Fourth      Third       Second       First
share amounts)               Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter     Quarter
-------------------------------------------------------------------------------------------------------------------------
Net premiums written         $ 422.1     $ 394.2     $ 410.9     $ 597.8     $ 290.0     $ 304.7     $ 345.4     $ 440.1
-------------------------------------------------------------------------------------------------------------------------
Net premiums earned            442.3       415.5       386.3       389.4       331.4       313.3       351.3       318.3
-------------------------------------------------------------------------------------------------------------------------
Net investment income           58.6        60.3        60.8        60.0        55.0        62.1        78.9        77.5
-------------------------------------------------------------------------------------------------------------------------
Net realized
investment gains
(losses)                         6.0        (0.4)        5.5         9.1       (10.8)       (6.5)       (7.7)      (37.7)
-------------------------------------------------------------------------------------------------------------------------
Other income                     1.6          --         0.1          --         0.2         0.2         0.1        (0.1)
-------------------------------------------------------------------------------------------------------------------------
Losses and loss expenses
including life policy
benefits                       362.9       710.7       285.9       272.4       242.1       222.1       264.1       247.3
-------------------------------------------------------------------------------------------------------------------------
Acquisition costs and
other expenses                 131.2       126.2       114.5       113.9       122.1        97.1       110.9        92.5
-------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill, interest
expense and net foreign
exchange losses                 11.2         1.6         6.6        12.6         2.9         6.4         9.9         9.5
-------------------------------------------------------------------------------------------------------------------------
Distribution related to Trust
Preferred and Mandatorily
Redeemable Preferred
Securities                       3.0          --          --          --          --          --          --          --
-------------------------------------------------------------------------------------------------------------------------
Income tax benefit             (28.7)      (24.6)       (7.5)       (8.5)       (7.9)       (7.4)      (13.8)      (14.6)
-------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adopting
new accounting standard, net
of tax                            --          --          --       (27.8)         --          --          --          --
-------------------------------------------------------------------------------------------------------------------------
Net income (loss)               28.9      (338.5)       53.2        95.9        16.6        50.9        51.5        23.3
-------------------------------------------------------------------------------------------------------------------------
Preferred dividends              5.0         5.0         5.0         5.0         5.0         5.0         5.0         5.0
-------------------------------------------------------------------------------------------------------------------------
Net income (loss) available
to common shareholders          23.9      (343.5)       48.2        90.9        11.6        45.9        46.5        18.3
-------------------------------------------------------------------------------------------------------------------------
Earnings per common and
common equivalent share:
-------------------------------------------------------------------------------------------------------------------------
Diluted operating income
(loss) per common share      $  0.33     $ (6.65)    $  0.92     $  1.08     $  0.54     $  1.06     $  1.07     $  1.14
-------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss)
per common share             $  0.46     $ (6.67)    $  0.93     $  1.76     $  0.23     $  0.90     $  0.92     $  0.36
-------------------------------------------------------------------------------------------------------------------------
Dividends declared per
common share                 $  0.28     $  0.28     $  0.28     $  0.26     $  0.26     $  0.26     $  0.26     $  0.26
-------------------------------------------------------------------------------------------------------------------------
Common stock price range
-------------------------------------------------------------------------------------------------------------------------
High                         $ 54.00     $ 55.33     $ 57.00     $ 58.13     $ 61.00     $ 47.44     $ 38.69     $ 36.81
-------------------------------------------------------------------------------------------------------------------------
Low                            46.00       34.10       47.75       45.85       49.06       34.94       35.25       28.75
-------------------------------------------------------------------------------------------------------------------------

Independent Auditors' Report

To the Board of Directors and Shareholders of PartnerRe Ltd.

We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and subsidiaries (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion such consolidated financial statements present fairly, in all material respects, the financial position of PartnerRe Ltd. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in United States.

As discussed in Note 3(m) to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities on January 1, 2001 upon its adoption of newly issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.


Deloitte & Touche

Hamilton, Bermuda
February 11, 2002

Financial Reporting Responsibility


The management of PartnerRe Ltd. is responsible for the integrity of the financial information included in this annual report and for assuring that such information presents fairly the consolidated results of PartnerRe Ltd. The financial statements have been prepared in conformity with accounting principles that are generally accepted in the United States. The financial statements include amounts that are based on management's best estimates and judgments. The financial information presented elsewhere in this annual report is consistent with the financial statements.

The accounting systems and internal accounting controls of the Company are designed to provide reasonable assurance that transactions are executed in accordance with management's authorization, that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against losses from unauthorized use or disposition. Qualified staff throughout the Company maintain and monitor these internal accounting controls on an ongoing basis.

The Company strives to foster an ethical environment such that its affairs are conducted in accordance with the highest standards of business and personal conduct.

Deloitte & Touche, our independent auditors, have audited the financial statements of the Company, and their audit report is included on page 87. In this regard, in conducting their audits, the independent auditors have full access to all of the Company's records and to each member of management and the Audit Committee. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review of internal controls, tests of transactions and other auditing procedures as they believe are necessary to express an opinion about the Company's financial statements.

The Audit Committee of the Board of Directors, which is composed solely of non-management directors, oversees management's fulfillment of its financial reporting responsibilities. Audit Committee activities are discussed on page 89 in the Audit Committee Chairman's Letter.

Patrick Thiele                                          Albert Benchimol
President and Chief Executive Officer                   Chief Financial Officer

Audit Committee Chairman's Letter


The Audit Committee of the Board of Directors is composed entirely of non-management directors. The Committee held four meetings during 2001.


The Audit Committee oversees management's fulfillment of its financial reporting responsibilities and also oversees the system of internal controls established by management. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of Deloitte & Touche as the Company's independent auditors. The Audit Committee discussed with representatives from Deloitte & Touche the overall scope and specific plans for their audit, as well as other matters required by the Securities and Exchange Commission. The Audit Committee has reviewed Deloitte & Touche's ability to act independently and has concluded that there are no auditor independence issues. The Committee has also discussed the Company's financial statements and adequacy of the Company's internal control structure.


The Committee met with management and representatives of Deloitte & Touche to discuss financial reporting and auditing matters. Representatives from Deloitte & Touche are given the opportunity to meet with the Audit Committee to discuss, without management present, the results of their audits, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. Deloitte & Touche has access at all times to the Audit Committee.


Robert M. Baylis
Chairman, Audit Committee


Jan H. Holsboer
Member, Audit Committee


David T. McLaughlin
Member, Audit Committee


John A. Rollwagen
Member, Audit Committee

96

Shareholder Information


Board of Directors

David T. McLaughlin
Chairman
Orion Safety Products
New Hampshire, USA


Patrick Thiele
President & Chief Executive
Officer
PartnerRe Ltd.
Pembroke, Bermuda


Robert Baylis
Vice Chairman (Retired)
CS First Boston
Connecticut, USA


Jan H. Holsboer
Executive Board Member
(Retired)
ING Group
Huizen, Netherlands


Sir Robert B. Horton
Chairman (Retired)
Railtrack
London, England
and Former Chariman and CEO
British Petroleum


Walter B. Kielholz
Chief Executive Officer
Swiss Reinsurance Company
Zurich, Switzerland


Lucio Stanca
Chairman (Retired)
IBM Europe Middle East Africa
Paris, France


Remy Sautter
Chairman & Chief Executive
Officer
RTL Radio
Paris, France


John A. Rollwagen
Principal
Quatris Fund
Minnesota, USA
and Former Chairman and CEO
Cray Research Inc.


Corporate Secretary

Christine Patton
General Counsel
PartnerRe Ltd.


Shareholders' Meeting


The 2001 Annual General
Meeting
will be held on May 21, 2002,
in Pembroke, Bermuda.


Independent Accountants


Deloitte & Touche
Church & Parliament Streets
Hamilton, Bermuda


Outside Counsel


Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017


Appleby, Spurling & Kempe
41 Cedar Avenue
Hamilton, Bermuda

Market Information


The following PartnerRe shares
(with their related symbols)
are traded on the New York
Stock Exchange:


Common shares "PRE"

8% Series A cumulative
   preferred shares   "PRE-PrA"

8% PEPS Units         "PRE-PrP"

PartnerRe Capital Trust I--
   7.9% cumulative
   preferred shares   "PRE-PrT"


As of March 15, 2002, the
approximate number of common
shareholders was 6,500.


Stock Transfer & Dividend
Agent


Equiserve Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021

Additional Information

PartnerRe's Annual Report on
Form 10-K, as filed with The
Securities and Exchange
Commission, is available at
the Corporate Headquarters in
Bermuda.

Corporate Headquarters         Branch Offices               Representative Offices
Chesney House                  Hong Kong                    Oslo
96 Pitts Bay Road
Pembroke HM 08                 3706 Sun Hung Kai Centre     Dronning Mauds Gate 10
Bermuda                        30 Harbour Road              P.O. Box 1404 Vika
Telephone (1 441) 292 0888     Wanchai                      N-0115 Oslo
Telefax (1 441) 292 7010       Hong Kong                    Norway
                               Telephone (852) 2598 8813    Telephone (47) 23 11 46 80
                               Telefax (852) 2598 0886      Telefax (47) 23 11 47 67
Principal Offices

                               Singapore                    Seoul
Greenwich

                               No. 7 Temasek Boulevard      Suite 400, Leema Building
One Greenwich Plaza            Suntec Tower One #39-03      146-1 Soosong-Dong, Chongro-Gu
Greenwich, CT 06830-6352       Singapore 038987             Seoul 110-140
USA                            Telephone (65) 538 2066      Korea
Telephone (1 203) 485 4200     Telefax (65) 538 1176        Telephone (82) 2 733 1021
Telefax (1 203) 485 4300                                    Telefax (82) 2 733 1028
                               Toronto

Paris                                                       Tokyo
                               130 King Street West
153 Rue de Courcelles          Suite 2300, P.O. Box 166     Fukoku Seimei Building 5F
F-75817 Paris Cedex 17         Toronto, Ontario M5X 1C7     2-2-2 Uchisaiwaicho Chiyoda-ku
France                         Canada                       Tokyo 100-0011
Telephone (33 1) 44 01 17 17   Telephone (1 416) 861 0033   Japan
Telefax (33 1) 44 01 17 80     Telefax (1 416) 861 0200     Telephone (813) 5251-5301
                                                            Telefax (813) 5251-5302
Zurich

                                                            Auckland

P.O. Box 857
Bellerivestrasse 36                                         Buenos Aires
CH-8034 Zurich
Switzerland                                                 Cambridge
Telephone (41 1) 385 35 35
Telefax (41 1) 385 35 00                                    Santiago