Form 10-K, Exhibit 13
period 2002-12-31
PARTNERRE LTD
filed 2003-03-28
CIK 911421

                                                                    EXHIBIT 13.1

     PartnerRe
     Annual Report 2002

                                                                              31

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

For the year
       ended
December 31,
        1998       1999           2000          2001           2002    Operating Data
------------------------------------------------------------------------------------------------------------------------------------
$      735.8  $  1,433.0   $   1,439.5    $  1,878.3    $   2,705.7    Gross premiums written
------------------------------------------------------------------------------------------------------------------------------------
       687.0     1,326.4       1,380.3       1,825.1        2,655.4    Net premiums written
------------------------------------------------------------------------------------------------------------------------------------
       685.6     1,338.0       1,314.3       1,633.5        2,425.7    Net premiums earned
------------------------------------------------------------------------------------------------------------------------------------
       169.4       307.6         273.6         239.6          245.2    Net investment income
------------------------------------------------------------------------------------------------------------------------------------
        23.7       (15.9)        (62.7)         20.2           (6.8)   Net realized investment gains (losses)
------------------------------------------------------------------------------------------------------------------------------------
         0.9         0.7           0.4           1.7            5.7    Other income
------------------------------------------------------------------------------------------------------------------------------------
       879.6     1,630.4       1,525.6       1,895.0        2,669.9    Total revenues
------------------------------------------------------------------------------------------------------------------------------------
       396.9     1,130.1         975.7       1,631.8        1,715.8    Losses and loss expenses including life policy benefits
------------------------------------------------------------------------------------------------------------------------------------
       602.5     1,579.4       1,427.0       2,149.6        2,449.7    Total expenses
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Income (loss) before distributions related to Trust Preferred
       277.1        51.0          98.6        (254.6)         220.2     and Mandatorily Redeemable Preferred Securities and taxes
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Distributions related to Trust Preferred and
           -           -             -           3.0           27.3     Mandatorily Redeemable Preferred Securities
------------------------------------------------------------------------------------------------------------------------------------
        10.8       (43.8)        (43.7)        (69.3)           2.7    Income tax expense (benefit)
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Net income (loss) before cumulative effect of adopting
       266.3        94.8         142.3        (188.3)         190.3     new accounting standard, net of tax
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Cumulative effect of adopting new accounting standard, net of
           -           -             -          27.8              -     tax
------------------------------------------------------------------------------------------------------------------------------------
       266.3        94.8         142.3        (160.5)         190.3    Net income (loss)
------------------------------------------------------------------------------------------------------------------------------------
        4.34        1.40          2.41         (3.60)          3.28    Diluted net income (loss) per common share
------------------------------------------------------------------------------------------------------------------------------------
                                                                       NON-LIFE RATIOS
------------------------------------------------------------------------------------------------------------------------------------
        56.9%       77.1%         70.2%        100.4%          69.3%   Loss ratio
------------------------------------------------------------------------------------------------------------------------------------
        28.6%       32.7%         32.3%         29.8%          28.6%   Expense ratio
------------------------------------------------------------------------------------------------------------------------------------
        85.5%      109.8%        102.5%        130.2%          97.9%   Combined ratio
------------------------------------------------------------------------------------------------------------------------------------
$       0.86  $     1.00   $      1.04    $     1.10    $      1.15    Dividends Declared and Paid Per Common Share
------------------------------------------------------------------------------------------------------------------------------------

       As at
December 31,
        1998        1999         2000        2001         2002         BALANCE SHEET DATA
------------------------------------------------------------------------------------------------------------------------------------
$    5,432.2  $  5,494.8   $   3,882.1    $  4,410.7    $   5,412.1    Total investments, cash and cash equivalents
------------------------------------------------------------------------------------------------------------------------------------
     7,554.0     7,560.0       6,177.4       7,173.0        8,738.0    Total assets
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Unpaid losses and loss expenses and policy benefits for life
     4,618.2     4,747.0       3,059.1       3,698.9        4,474.4     contracts
------------------------------------------------------------------------------------------------------------------------------------
       220.0       220.0         220.0         220.0          220.0    Long-term debt
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Trust Preferred and Mandatorily Redeemable Preferred
           -           -             -         400.0          400.0     Securities
------------------------------------------------------------------------------------------------------------------------------------
     2,113.4     1,840.7       2,086.0       1,748.1        2,077.2    Total shareholders' equity
------------------------------------------------------------------------------------------------------------------------------------
       33.53       31.82         35.54         29.05          34.02    Diluted book value per common and common equivalent share
------------------------------------------------------------------------------------------------------------------------------------
                                                                       Weighted average number of common and common equivalent
        56.8        53.2          50.7          50.1           51.9     shares outstanding
------------------------------------------------------------------------------------------------------------------------------------
        52.8        49.3          50.1          50.2           52.4    Number of common shares outstanding
------------------------------------------------------------------------------------------------------------------------------------

In 1998, the Company acquired Winterthur Re and in 2000, the Company disposed of PartnerRe Life U.S. (See Note 2 to the Consolidated Financial Statements.) In 2001 and 2002, the Company adopted SFAS 133 and SFAS 142, respectively. (See
Note 3 to the Consolidated Financial Statements.)

     PartnerRe
     Annual Report 2002

32
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following is a discussion and analysis of PartnerRe Ltd.'s (the "Company") financial condition at December 31, 2002 and 2001, and results of operations for the years ended December 31, 2002, 2001, and 2000. This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

     FORWARD-LOOKING STATEMENTS

     Certain statements contained in this document, including Management's Discussion and Analysis, may be considered forward-looking statements as defined in section 27A of the United States Securities Act of 1933 and section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements are made based upon Management's assumptions and expectations concerning the potential effect on the Company of future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. PartnerRe's forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as:

     1. The occurrence of catastrophic events with a frequency or severity exceeding our expectations
     2. A decrease in the level of demand for reinsurance and/or an increase in the supply of reinsurance capacity
     3. Increased competitive pressures, including the consolidation and increased globalization of reinsurance providers
     4. Actual losses and loss expenses exceeding our loss reserves, which are necessarily based on actuarial and statistical projections of ultimate losses
     5.   Acts of terrorism
     6. Changes in the cost, availability, and performance of retrocessional reinsurance, including the ability to collect reinsurance recoverables
     7.   Concentration risk in dealing with a limited number of brokers
     8. Developments in and risks associated with global financial markets that could affect our investment portfolio
     9.   Changing rates of inflation and other economic conditions
     10. Availability of borrowings and letters of credit under the Company's credit facilities
     11.  Losses due to foreign currency exchange rate fluctuations
     12. Restrictions in the issue of work permits that could result in the loss of the services of any one of our executives
     13. Changes in the legal or regulatory environments in which we operate, including the passage of federal or state legislation subjecting Partner Reinsurance Company Ltd. or PartnerRe SA to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate
     14. Actions by rating agencies that might impact the Company's ability to write new business

     The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein. The words "believe," "anticipate," "estimate," "project," "plan," "expect," "intend," "hope," "will likely result," or "will continue," or words of similar impact, generally involve forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     PartnerRe
     Annual Report 2002

                                                                              33
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     CRITICAL ACCOUNTING POLICIES

     The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Intercompany accounts and transactions have been eliminated and all subsidiaries have been included in the consolidation. Certain reclassifications have been made to prior year amounts to conform with the current year's presentation. Because effective control of PartnerRe Life U.S. was transferred on July 1, 2000, the second half of 2000 does not include operating results from PartnerRe Life U.S. The following presents a discussion of those accounting policies that Management believes are the most critical to its operations and those policies that require significant judgment on the part of Management.

     LOSSES AND LOSS EXPENSES, INCLUDING LIFE POLICY BENEFITS
     At December 31, 2002, the Company had gross Non-life reserves for unpaid losses and loss expenses of $3.7 billion with outstanding loss reserves of $1.9 billion, and incurred but not reported reserves, including additional case reserves, of $1.8 billion. The Company had Non-life ceded reserves of $0.2 billion recoverable under retrocessional agreements, resulting in net Non-life reserves of $3.4 billion. See Note 5 to the Consolidated Financial Statements.

     Because a significant amount of time can lapse between the assumption of risk, occurrence of a loss event, the reporting of the event to an insurance or reinsurance company, and the ultimate payment of the claim on the loss event, the Company's liability for unpaid losses and loss adjustment expenses is based largely upon estimates. The liability for unpaid losses and loss expenses for Non-life business includes amounts for known losses reported by the Company's cedents and amounts for losses assumed to be incurred but not yet reported.

     The Company analyzes loss and loss expenses in three categories: outstanding loss reserves on a case-by-case basis (case reserves), additional case reserves (ACR), and incurred but not reported (IBNR) reserves. Case reserves are reported by the Company's cedents and recorded by the Company. ACR are established for particular circumstances where on the basis of individual loss reports, the Company estimates that the particular loss or account may incur additional liabilities until final determination of the claims over and above those advised by the cedent. IBNR reserves are the difference between the Company's estimate of the total future loss and loss expense liabilities and the case reserves and ACR. As such, the IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported in excess of the case reserves and ACR. The Company also estimates the future unallocated loss expenses associated with the loss reserves and these form part of the Company's loss adjustment reserve.

     The Company estimates future loss and loss expense liabilities by subtracting claims payments from the Company's best estimate of actuarially determined ultimate loss and loss expenses. The Company's best estimate of ultimate liabilities is selected after consideration of a reasonable range of outcomes that is produced by an actuarial analysis of the Company's liabilities. The actuarial analysis of the Company's ultimate liabilities depends on a set of actuarial assumptions. To select these assumptions, the Company considers its own historical loss development for each line of business. This is supplemented where appropriate by external industry experience and benchmarks. In addition, the loss development assumptions reflect Management's view of current and future trends in the business environment and economic and social trends.

     PartnerRe
     Annual Report 2002

34
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Estimates of future liabilities are contingent on many future events. The eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event the business environment and social trends diverge from historical trends, the Company may have to adjust its reserves to amounts falling significantly outside its current estimate range. Management believes that the recorded reserves represent the best estimate of future liabilities based on information available today. The best estimate of ultimate liabilities will be updated in the future as cedents report losses and additional information on any of the assumptions underlying the actuarial analysis emerges. Such updates may affect earnings in future periods.

     Reserves for policy benefits for ordinary life and accident and health policies have been established based upon information reported by ceding companies supplemented by the Company's best actuarial estimates of mortality, morbidity, persistency, and investment income, with appropriate provision for adverse deviation. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that are assumed to have been incurred but not yet reported. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company's earnings in future periods.

     PREMIUMS
     Management must also make judgments about the ultimate premiums written and earned by the Company. Due to the lag in reporting premium data by the Company's clients, it is necessary for the Company to make estimates to supplement the data received based upon information reviewed during submissions, historical client data, and projections. Reported premiums written and earned are based upon reports received from ceding companies, supplemented by the Company's own estimates of premiums written for which ceding company reports have not been received. Premium estimates are updated when new information is received. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined. Approximately 40% of the Company's reported net written premiums for the year are based upon such estimates. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which is generally one to two years. Unearned premiums represent the portion of premiums written that is applicable to the unexpired risks under contracts in force. Annuity and universal life insurance premiums received are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

     DEFERRED ACQUISITION COSTS
     Acquisition costs, consisting of brokerage, commissions, and excise taxes, which vary directly with, and are primarily related to, the acquisition of new and renewal reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. Anticipated losses and loss expenses, other costs, and investment income related to these premiums are considered in determining the recoverability of deferred acquisition costs. Acquisition costs related to individual life and annuity business are deferred and amortized over the premium paying periods in proportion to anticipated premium income, allowing for lapses, terminations, and anticipated investment income. Acquisition costs related to universal life and single premium annuity contracts are deferred and amortized over the lives of the policies as a percentage of the estimated gross profits expected to be realized on the policies.

     PartnerRe
     Annual Report 2002

                                                                              35
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     INVESTMENTS
     Fixed maturities, short-term and equity investments which are classified as "available for sale" are carried at fair value, based on quoted market prices, with the difference between cost or amortized cost and fair value, net of the effect of taxes, included as a separate component of "accumulated other comprehensive income."

     Fixed maturities, short-term and equity investments which contain convertible features are classified as "trading securities" and carried at fair value, based on quoted market prices, with the change in fair value included in the net realized investment gains and losses in the Consolidated Statements of Operations.

     Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturities and short-term investments. Realized gains and losses on the disposition of investments, which are determined based upon specific identification of the cost of investments sold, are reflected in the Consolidated Statements of Operations.

     The Company regularly evaluates the fair value of its investments to determine whether a decline in fair value below the amortized cost basis (original cost basis for equities) is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the amortized cost of the individual security is written-down to fair value as a new cost basis, and the amount of the write-down is included as a realized investment loss in the period in which the determination of other-than-temporary impairment is made. While the cost basis cannot be adjusted upward when the value of the security subsequently increases, the cost basis may be written-down again if further other-than-temporary impairments are incurred.

     INCOME TAXES
     The Company obtains benefits from its status as a Bermuda-based company in that the income earned by its Bermuda-based entities and branches is not subject to taxation. Certain subsidiaries and branches of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to operations, or in certain cases, to "accumulated other comprehensive income," based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes realizable or accruable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the financial statements and those used in the various jurisdictional tax returns. The Company has a net deferred tax asset before valuation allowance of $143.9 million arising primarily from net operating loss carry-forwards that it can use to offset future taxable income. The Company has established a valuation allowance of $52.9 million against its deferred tax asset based upon Management's assessment that it is more likely than not that certain of the deferred tax assets will not be realized in the applicable jurisdiction. Realization of the deferred tax asset is dependent upon generating sufficient taxable income within specified future periods. In the event that the Company is unable to realize a deferred tax asset, for example with the expiration of an unutilized net operating loss carry-forward, net income would be adversely affected to the extent a valuation allowance has not been established. In establishing the appropriate value of this asset, Management must make judgments about the Company's ability to recognize the benefit of the asset over time including the Company's ability to utilize the net operating loss carry-forwards.

     PartnerRe
     Annual Report 2002

36
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     GOODWILL
     On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (SFAS 142). SFAS 142 requires that the Company make an annual assessment as to the value of the Company's goodwill asset. Based upon the Company's assessment, there was no impairment of its goodwill asset of $429.5 million as at December 31, 2002. In making an assessment of the value of its goodwill, the Company used both market based and non-market based valuations. Assumptions underlying these valuations include an analysis of the Company's stock price relative to both its book value and its earnings in addition to forecasts of future cash flows and future profits. Significant changes in the data underlying these assumptions could result in an indication of an impairment of the Company's goodwill asset. In addition, if the current economic environment and/or the Company's financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded in the period such deterioration was realized.

     TRANSLATION OF FOREIGN CURRENCIES
     The functional currency of the Company is the U.S. dollar. The national currencies of the Company's subsidiaries are generally their functional currencies, except for the Bermuda subsidiaries whose functional currency is the U.S. dollar. In translating the financial statements of those subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates and revenues and expenses are converted using the average exchange rates for the period. Related translation adjustments and exchange gains and losses on forward exchange contracts, which were used to hedge the Company's investment in its subsidiaries prior to the Company's adoption of Statement of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) on January 1, 2001, are reported as a separate component of "accumulated other comprehensive income."

     In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the weighted average rates of exchange for the year. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting exchange gains or losses are included in the Consolidated Statements of Operations. Prior to the Company's adoption of SFAS 133 on January 1, 2001, exchange gains and losses related to the translation of investments classified as available for sale were included in net unrealized gains and losses on investments, a component of "accumulated other comprehensive income." Following the adoption of SFAS 133, the Company records those unrealized foreign exchange gains and losses that are covered with designated hedges in the Consolidated Statements of Operations (see note 3(k) to the Consolidated Financial Statements).

     DERIVATIVES AND HEDGING ACTIVITIES
     SFAS 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities on the Consolidated Balance Sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the Consolidated Financial Statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

     PartnerRe
     Annual Report 2002

                                                                              37
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company utilizes derivative financial instruments as part of an overall currency risk management strategy. On the date the Company enters into a derivative contract, Management designates the derivative as a hedge of the identified underlying exposure (a "designated hedge") or as a "non-designated hedge" derivative. As part of its overall strategy to manage the level of currency exposure, the Company uses currency derivatives to hedge the fair value of certain available for sale fixed income securities related the Company's "liability funds" (funds corresponding to the Company's net reinsurance liabilities). These derivatives have been designated as "fair value hedges" under SFAS 133, and accordingly, the changes in fair value of the derivative and the hedged item are recognized in net realized investment gains and losses in the Consolidated Statements of Operations. Derivatives employed by the Company to hedge currency exposure related to other reinsurance assets and liabilities are not designated as hedges under SFAS 133. The changes in fair value of the non-designated hedge and the other reinsurance assets and liabilities are also recognized in net realized investment gains and losses in the Consolidated Statements of Operations.

     The Company's investment strategy allows for the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge a variety of market risks, or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The Company does not designate these derivatives as hedges for accounting purposes. Accordingly, these derivatives are recorded at fair value and changes in the fair value of the derivatives are reported currently in the net realized investment gains and losses in the Consolidated Statements of Operations.

     The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy.

     The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. To the extent that the Company in the future chooses to discontinue hedge accounting related to its fair-value hedge of currency risk related to its available for sale fixed income securities (liability funds) because, based on Management's assessment, the derivative(s) no longer qualifies as an effective fair-value hedge, the derivative(s) will continue to be carried on the Consolidated Balance Sheets at its fair value with changes in its fair value recognized in current period earnings. Changes in the fair value of the underlying available for sale fixed income securities due to currency movements will be recorded as a component of "accumulated other comprehensive income."

     GENERAL

     The Company provides multi-line reinsurance to insurance companies on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd. ("Partner Reinsurance Company"), PartnerRe SA, and Partner Reinsurance Company of the U.S. ("PartnerRe U.S."). Risks reinsured include but are not limited to property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health.

     PartnerRe
     Annual Report 2002

38
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Because of the inherent volatility of some of the lines of business the Company underwrites, the operating results and financial condition of the Company can be adversely impacted by catastrophes and other large losses that may give rise to claims under reinsurance coverages provided by the Company. Catastrophe reinsurance comprises a material portion of the Company's exposure. Catastrophe losses result from events such as windstorms, earthquakes, floods, hail, tornadoes, severe winter weather, fires, explosions, and other man-made or natural disasters, the incidence and severity of which are inherently unpredictable. Because catastrophe reinsurance accumulates large aggregate exposures to man-made and natural disasters, the Company's loss experience in this line of business could be characterized by low frequency and high severity, particularly since it usually provides reinsurance, that pays only after the primary insurer has experienced a specified level of loss, which tends to reduce the Company's exposure to higher-frequency low-severity losses. This is likely to result in substantial volatility in the Company's financial results for any fiscal quarter or year and could have a material adverse effect on the Company's financial condition or results of operations.

     The Company writes other lines of business, which can be affected by large losses, including property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company endeavors to manage its exposure to catastrophe and other large losses by (i) attempting to limit its aggregate exposure on catastrophe reinsurance in any particular geographic zone defined by the Company and attempting to limit its exposure to per risk reinsurance, (ii) selective underwriting practices, (iii) diversification of risks by geographic area and by lines and classes of business, and (iv) to a certain extent by purchasing retrocessional reinsurance. Despite the Company's efforts to manage its exposure to catastrophe and other large losses, the effect of a single catastrophic event or series of events affecting one or more geographic zones or changes in the relative frequency or severity of catastrophic or other large loss events could have a material adverse effect on the Company's financial condition or results of operations. Should the Company incur a substantial catastrophic loss, its ability to write future business may be impacted.

     BUSINESS ENVIRONMENT

     Reinsurance is a highly competitive and cyclical industry. The industry is influenced by several factors including variations in interest rates and financial markets; changes in legal, regulatory, and judicial environments; inflation; and general economic conditions. Throughout the late 1990s, the industry's operating profitability and cash flow declined due to the deterioration of pricing, terms, and conditions, as well as increasing loss costs. These negatives were offset by high investment returns that led to continued growth in capital -- a prime determinant of capacity and competition.

     In 2000, the cumulative impact of several years of declining profitability, punctuated by the large European storms Lothar and Martin at the end of 1999, led to an improvement in pricing, which gained momentum into 2001. The large loss events of 2001, including the terrorist attack of September 11 and the Enron bankruptcy, in conjunction with steep declines in interest rates and equity values, added to the pressure for improvements in insurance and reinsurance pricing and improved terms and conditions. The Company observed in January 2002 the strongest renewal season in over five years. Market conditions remained strong throughout 2002 and into the January 2003 renewal season.

     Notwithstanding recent progress, there is no certainty as to how long the current market will last, or when increasing competition will lead to declines in pricing adequacy and weakening terms and conditions. Management believes that reinsurance pricing generally follows loss

     PartnerRe
     Annual Report 2002

                                                                              39
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     cost trends, but that the lag between the loss trend cycle and the pricing cycle depends on the availability of capital in the industry. As was demonstrated in the late 1990s, the growing capital of the industry forestalled a quick response to deteriorating loss trends and profitability. The cumulative pressures on industry capital, due to catastrophic losses, adverse reserve development, ongoing loss cost inflation, and steep declines in equity values in 2000-2001 ultimately led to an improvement in market conditions. While a number of companies exited certain lines or the reinsurance market altogether, other companies have been created in the aftermath of September 11. The total capital raised by these new companies was not substantial when compared to the capital lost by the industry over the last few years. However, this new capacity and the expected growth in retained earnings of the industry resulting from recent favorable market conditions should, at some point in the future, increase the level of available capital to a more adequate level. Management is unable to predict when improved capital levels or other developments in the economic, regulatory, or judicial environment would drive increased competition in the industry.

     SALE OF PARTNERRE LIFE INSURANCE COMPANY OF THE U.S.

     On August 4, 2000, the Company concluded the sale (the "Transaction") of PartnerRe Life Insurance Company of the U.S., and its subsidiaries, Republic-Vanguard Life Insurance Company, Investors Insurance Corporation, and Investors Marketing Group, Inc. (collectively, "PartnerRe Life U.S."), to SCOR Group. The total consideration for the Transaction was $155 million, including the repayment by SCOR Group of a $10 million surplus note held by the Company. The Company, through a series of retrocession agreements with SCOR Group, retained certain annuity treaties following the sale.

     RESULTS OF OPERATIONS

     The Company concluded the sale of PartnerRe Life U.S. during the third quarter of 2000 with an effective date of July 1, 2000, and, accordingly, the results for 2000 included six months of operating earnings and realized investment losses of PartnerRe Life U.S. while the results for 2002 and 2001 included no such operations. However, the investment income earned on the proceeds of the sale has offset much of the operating earnings of the business sold and, therefore, operating earnings, as defined below, for the periods are comparable.

     The Company measures its performance in several ways. Core to this process is the concept of operating earnings, a measure that focuses on the underlying fundamentals of our operations. Operating earnings as used by the Company is defined as net after-tax income excluding net realized after-tax gains and losses from the sale of investments and after deducting dividend payments to our preferred shareholders and one-time adjustments due to the adoption of new accounting standards. Operating earnings focuses on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, which is driven by the timing of the disposition of investments and not by our operating performance. Likewise, dividend payments to our preferred shareholders are excluded; thereby focusing this measure on results for our common shareholders. Similarly, Management looks at operating earnings per fully diluted common share. This measurement is calculated by dividing operating earnings by the weighted average number of common shares and common share equivalents outstanding. Finally, operating earnings is used in the calculation of our Return on Equity. Operating Return on Equity is calculated by dividing operating earnings by the net book value of our common equity (total shareholders' equity less the aggregate liquidation value of the preferred shares) at the beginning of the year.

     PartnerRe
     Annual Report 2002

40
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company, on January 1, 2001, adopted SFAS 133. In accordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in the first quarter of 2001.

     Results of operations for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions, except per share data):

                                                      2002           2001           2000
     -----------------------------------------------------------------------------------
     Net income (loss)                          $    190.3     $   (160.5)    $    142.3
     Less:
     -----------------------------------------------------------------------------------
       Net realized investment
        (losses) gains net of tax                    (16.7)          14.1          (69.8)
     -----------------------------------------------------------------------------------
       Preferred dividends                            20.0           20.0           20.0
     -----------------------------------------------------------------------------------
       Cumulative effect of adopting new
        accounting standard, net of tax                  -           27.8              -
     -----------------------------------------------------------------------------------
     Operating earnings (loss) available
      to common shareholders                    $    187.0     $   (222.4)    $    192.1
     -----------------------------------------------------------------------------------
     Diluted net income (loss)
      per common share                          $     3.28     $    (3.60)    $     2.41
      Less:
     -----------------------------------------------------------------------------------
       Net realized investment (losses)
        gains per common share                       (0.32)          0.28          (1.38)
     -----------------------------------------------------------------------------------
       Cumulative effect of adopting
        new accounting standard,
        net of tax                                       -           0.56              -
     -----------------------------------------------------------------------------------
     Diluted operating earnings
      (loss) per common share                   $     3.60     $    (4.44)    $     3.79
     -----------------------------------------------------------------------------------
     Return on beginning
       common shareholders' equity
        calculated with net income                    11.4%          (9.8%)          7.7%
     -----------------------------------------------------------------------------------
     Less: net realized gains
      (losses) net of tax                             (1.1)           2.3           (4.4)
     -----------------------------------------------------------------------------------
     Operating return on equity                       12.5%         (12.1%)         12.1%
     -----------------------------------------------------------------------------------

     The results for 2001 were impacted by a net loss of $400.0 million or $7.52 per diluted share after tax from the terrorist attack of September 11, 2001. Net income for 2001 was favorably impacted by the cumulative effect of adopting a new accounting standard, which resulted in an after-tax gain of $27.8 million.

     The next section provides a detailed analysis of the Company's operating performance for the years ended December 31, 2002, 2001 and 2000.

     RESULTS BY SEGMENT
     Following a realignment of its operations effective January 1, 2002, the Company changed its reporting segments to reflect the way its business will be managed going forward. The Company monitors the performance of its underwriting operations in two segments, Non-life and Life. The Non-life segment is further divided into three sub-segments, U.S. Property and Casualty, Global (Non-U.S.) Property and Casualty, and Worldwide Specialty. The Life segment includes Life, Health, and Annuity lines of business. Segments represent markets that are reasonably homogeneous in terms of geography, client types, buying patterns, underlying risk patterns, and approach to risk management.

     The U.S. and Global (Non-U.S.) Property and Casualty sub-segments include property and casualty business as well as motor business. These lines are generally written in local markets. The U.S. Property and Casualty sub-segment is comprised of property, casualty, and motor risks generally originating in the United States, written by PartnerRe U.S. The Global (Non-U.S.) Property and Casualty sub-segment is comprised of property, casualty, and motor

     PartnerRe
     Annual Report 2002

                                                                              41
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     business generally originating outside of the United States, written by Partner Reinsurance Company and PartnerRe SA. The Worldwide Specialty sub-segment is comprised of business that is generally considered to be specialized due to the sophisticated technical underwriting required to analyze risks, and is global in nature, inasmuch as appropriate risk management for these lines requires a globally diversified portfolio of risks. This segment consists of several lines of business for which the Company believes it has developed specialized knowledge and underwriting capabilities. These lines of business include agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, and other lines.

     Because the Company does not manage its assets by segment, investment income is not allocated to the Non-life sub-segments of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company's Life products, investment income is considered in Management's assessment of the profitability of the Life segment of the reinsurance operations. The following items are not considered in evaluating the results of each segment: net realized investment gains and losses, other income, other operating expenses, amortization of goodwill, interest expense, distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net foreign exchange gains and losses, income tax expense or benefit, and preferred share dividends. Segment revenues and profits or losses are shown net of intercompany transactions. The corresponding information for the prior periods has been reclassified to conform to the current period presentation.

     Management measures segment results for the Non-life segment on the basis of the "technical ratio," which is obtained by dividing the sum of the loss and loss adjustment expenses and acquisition costs by net premiums earned. The technical ratio differs from the combined ratio as it does not include the impact of other operating expenses. Management measures segment results for the Life segment on the basis of "net technical result," which includes revenues from net premiums earned and allocated investment income, and expenses from loss and loss adjustment expenses and acquisition costs.

     NON-LIFE SEGMENT

     U.S. PROPERTY AND CASUALTY BUSINESS
     Gross and net premiums written and net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                           2002            2001            2000
     --------------------------------------------------------------------------
     Gross premiums written           $   651.1       $   413.1       $   293.1
     --------------------------------------------------------------------------
     Net premiums written                 649.0           411.0           291.6
     --------------------------------------------------------------------------
     Net premiums earned              $   600.0       $   345.7       $   268.7
     --------------------------------------------------------------------------

     Throughout 2002, the Company has observed a combination of rate increases and improved terms and conditions in the property, casualty, and motor lines. Notwithstanding the improvement in terms and conditions in the industry, the Company has remained selective in pursuing business that meets its profitability objectives.

     Gross and net premiums written and net premiums earned for the year ended December 31, 2002, increased by 58%, 58%, and 74%, respectively, compared to the year ended December 31, 2001. This growth comes on top of growth in 2001 of 41% for gross written premiums, 41% for net written premiums, and 29% for net premiums earned over the comparable premium numbers in 2000. The growth for both years results from a combination of increased participations, pricing and exposures on business renewed during both years as well as new business opportunities in all lines, but more predominately in the casualty line. Premiums written are earned on a basis that is consistent with risks and period of time covered under the terms of the reinsurance contracts, which generally is one to two years.

     PartnerRe
     Annual Report 2002

42
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Losses and loss expenses and acquisition costs and the corresponding ratios as a percentage of net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Losses and loss expenses       $   445.9    $   443.5    $   218.9
     ------------------------------------------------------------------
     Acquisition costs                  161.1         85.8         62.4
     ------------------------------------------------------------------
     Loss and loss expense ratio         74.3%       128.3%        81.5%
     ------------------------------------------------------------------
     Acquisition costs ratio             26.8         24.8         23.2
     ------------------------------------------------------------------
     Technical ratio                    101.1%       153.1%       104.7%
     ------------------------------------------------------------------

     The improvement in the loss and loss expense ratio in 2002 over 2001 is in large part due to the loss related to the September 11 terrorist attack. This loss accounts for approximately $174.0 million of the 2001 losses and loss expenses or 50.3 points on the loss and loss expense ratio for this segment. In addition to the terrorist attack, 2001 was impacted by a higher than normal frequency of storms in the United States, most notably Tropical Storm Allison. The results for 2002 were also impacted by modestly higher than expected losses being reported by cedents for prior years, most noticeably in the facultative casualty line, which was terminated in 2000. The increase in the absolute amount of losses when excluding the loss relating to the September 11 terrorist attack reflects the growth in exposure due to the Company's growing book of business. The modestly higher loss ratio in 2000 versus the loss ratio for 2001 adjusted for the September 11 attack is the result of the improvements seen in pricing in 2001.

     The increase in the absolute acquisition costs for both 2002 compared to 2001 and 2001 compared to 2000 results primarily from the increase in the related net premiums earned for each period. The increase in the acquisition costs ratio for 2002 results from an increase in proportional treaties, for which acquisition costs are typically higher than for non-proportional treaties, in the property line and an increase in certain non-proportional contracts in which the acquisition costs are shared ratably with the cedent.

     GLOBAL (NON-U.S.) PROPERTY AND CASUALTY
     Gross and net premiums written and net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Gross premiums written         $   617.7    $   491.6    $   458.5
     ------------------------------------------------------------------
     Net premiums written               599.8        479.7        439.8
     ------------------------------------------------------------------
     Net premiums earned            $   560.2    $   451.2    $   426.8
     ------------------------------------------------------------------

     During 2002, the Company has observed a combination of rate increases and improved terms and conditions in the property and casualty markets in most countries. Similar improvements were seen in the motor line although to a more limited extent. Improvements varied broadly by country and type of business and with the exception of the property line were generally not as great as the improvements seen in the U.S. Property and Casualty segment. Notwithstanding the improvement in terms and conditions in the industry, the Company has remained selective in pursuing business that meets its profitability objectives.

     Gross and net premiums written and net premiums earned for the year ended December 31, 2002, increased by 26%, 25%, and 24%, respectively, compared to the same period in 2001. This growth comes on top of growth of 7% for gross premiums written, 9% for net premiums

     PartnerRe
     Annual Report 2002

                                                                              43
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     written, and 6% for net premiums earned in 2001 when compared to 2000. Growth in 2002, and to a lesser extent in 2001, is the result of increased participations, pricing, and exposures on business renewed during both years, as well as new business opportunities. Growth during 2002 was suppressed as a number of proportional treaties were renewed on a non-proportional basis, which typically carry lower premiums but higher expected profit margins. This shift in treaty type was most prominent in the motor line. Premiums written are earned on a basis that is consistent with the risks and period of time covered under the terms of the reinsurance contracts, which generally is one to two years.

     Losses and loss expenses and acquisition costs along with the corresponding ratios as a percentage of net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Losses and loss expenses       $   438.7    $   388.2    $   302.8
     ------------------------------------------------------------------
     Acquisition costs                  140.5        112.1        119.2
     ------------------------------------------------------------------
     Loss and loss expense ratio         78.3%        86.0%        71.0%
     ------------------------------------------------------------------
     Acquisition costs ratio             25.1         24.8         27.9
     ------------------------------------------------------------------
     Technical ratio                    103.4%       110.8%        98.9%
     ------------------------------------------------------------------

     The results for both 2002 and 2001 include higher than expected catastrophes and other large losses, while the 2000 year results reflect a more normal level of large loss activity. The European floods that occurred during the third quarter of 2002 resulted in losses of approximately $31.5 million, which added 5.6 points to the loss ratio for the year for this segment. The third quarter of 2001 was impacted by the September 11 terrorist attack, which accounted for approximately $35.0 million of the losses for the year and which added 7.8 points to the loss and loss expense ratio of this segment. Notwithstanding the losses related to these two events, the increases in the absolute losses for 2002 and 2001 reflect the growth in exposure due to a growing book of business. The improvement in the underlying loss and loss expense ratio for the year 2002 also reflects the improved market conditions during 2002.

     The increase in acquisition costs is likewise the result of the increase in premium volume for the year. The modest increase in the acquisition cost ratio in 2002 is caused by the relative increase in property business, which carries higher acquisition costs.

     WORLDWIDE SPECIALTY
     Gross and net premiums written and net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Gross premiums written         $ 1,254.6    $   834.8    $   501.4
     ------------------------------------------------------------------
     Net premiums written             1,232.0        802.4        476.3
     ------------------------------------------------------------------
     Net premiums earned            $ 1,095.2    $   704.8    $   446.0
     ------------------------------------------------------------------

     During 2002, the global reinsurance industry focused on rates, terms, and conditions with a lower emphasis on market share in the specialty lines area. In addition, several reinsurers withdraw from these markets, most notably in the aviation/space line. The Company has attempted to take advantage of the considerable rate increases and improved terms and conditions it has seen in the lines of business that comprise this area. The Worldwide Specialty area saw the most dramatic improvements within the Non-life segment. Despite these improvements, the Company has remained selective in pursuing business that meets its profitability objectives and has allocated capital to those lines where pricing and terms were most attractive.

     PartnerRe
     Annual Report 2002

44
     PartnerRe Ltd.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Gross and net premiums written and net premiums earned for the year ended December 31, 2002, increased by 50%, 54%, and 55%, respectively, compared to 2001. This growth comes on top of growth in gross premiums written of 67%, growth in net premiums written of 68%, and growth in net premiums earned of 58% during 2001.

     This growth for both 2002 and 2001 is the result of a combination of increased participations, pricing, and exposures on business renewed during both years and new business opportunities, most noticeably in the aviation, catastrophe, marine, special risks, and engineering/energy lines. Although all other lines experienced growth, it was less pronounced, particularly in the credit/surety line, as the Company has reduced growth in light of the current economic environment. Premiums written are earned on a basis that is consistent with the risks and periods of time covered under the terms of the reinsurance contracts, which generally is one to two years.

     Losses and loss expenses and acquisition costs and the corresponding ratio as a percentage of net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Losses and loss expenses       $   678.4    $   675.4    $   280.1
     ------------------------------------------------------------------
     Acquisition costs                  193.8        143.1         96.0
     ------------------------------------------------------------------
     Loss and loss expense ratio         61.9%        95.8%        62.8%
     ------------------------------------------------------------------
     Acquisition costs ratio             17.7         20.3         21.5
     ------------------------------------------------------------------
     Technical ratio                     79.6%       116.1%        84.3%
     ------------------------------------------------------------------

     Overall the Worldwide Specialty sub-segment saw benefits from the improved market conditions, most significantly in the aviation, energy, and specialty property lines leading to an improvement in the loss and loss expense ratio for the year. The credit/surety line incurred higher losses than usual due to the higher number of bankruptcies and insolvencies experienced during 2002. The results for 2002 include losses of approximately $88.5 million related to the flooding in Europe during the third quarter, predominantly in the catastrophe line. This event accounted for approximately 8.1 points in the loss and loss expense ratio for the year of this segment. Although the European floods were significant, the remainder of 2002 was free of large catastrophes. Losses for 2001 were significantly impacted by the September 11 terrorist attack, which resulted in a loss primarily in the catastrophe, specialty property and aviation lines of approximately $191.0 million, accounting for 26.9 points in the loss and loss expense ratio of this segment. Losses for 2001 were also impacted by the collapse of Enron, which resulted in losses, primarily in the surety line, of $47.3 million, accounting for 6.7 points in the loss and loss expense ratio of this segment.

     The increases in the absolute dollar value of acquisition costs for both 2002 and 2001 result primarily from the increases in premium earned during the periods. The decreases in the acquisition costs ratio are the result of a higher percentage of business being written on a non-proportional basis, which generally carries lower acquisition costs.

     LIFE SEGMENT
     Gross and net premiums written and net premiums earned for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Gross premiums written         $   182.3    $   138.8    $   186.5
     ------------------------------------------------------------------
     Net premiums written               174.6        132.0        172.6
     ------------------------------------------------------------------
     Net premiums earned            $   170.3    $   131.8    $   172.9
     ------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

                                                                              45
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The increase in gross and net premiums written and net premiums earned for 2002 is reflective of the new business generated by this segment during the year. The Company has introduced new products and increased its participation on treaties. The decrease in premiums from 2000 to 2001 is the result of the sale of the Company's U.S. life operations during 2000.

     Life policy benefits and acquisition costs incurred for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                         2002         2001         2000
     ------------------------------------------------------------------
     Life policy benefits           $   152.8    $   124.7    $   173.9
     ------------------------------------------------------------------
     Acquisition costs                   60.7         27.1         41.8
     ------------------------------------------------------------------

     The increase in life policy benefits for the 2002 year is due to the increase in net premiums earned during the year. The decrease in life policy benefits, as well as acquisition costs, from 2000 to 2001 is the result of the sale of the Company's U.S. Life operations. The significant increase in acquisition costs in 2002 is the result of a $25.0 million write down of deferred acquisition costs relating to business that was retained in the sale of the U.S. life reinsurance business in 2000. This reduction in deferred acquisition costs is due to a shortfall in the assets held for these treaties relative to their expected level. In addition, the Company reduced the discount rate used for projecting its future benefit obligations under this treaty.

     PREMIUM DISTRIBUTION BY LINE OF BUSINESS
     The distribution of net premiums written by line of business, for all segments, for the years ended December 31, 2002, 2001, and 2000 was as follows:

                                         2002         2001         2000
     ------------------------------------------------------------------
     Non-life
     ------------------------------------------------------------------
      Property and Casualty
     ------------------------------------------------------------------
       Property                            20%          21%          23%
     ------------------------------------------------------------------
       Casualty                            15           13           13
     ------------------------------------------------------------------
       Motor                               12           15           17
     ------------------------------------------------------------------
      Worldwide Specialty
     ------------------------------------------------------------------
       Agriculture                          6            7            7
     ------------------------------------------------------------------
       Aviation/Space                       9            8            4
     ------------------------------------------------------------------
       Catastrophe                         11           12           11
     ------------------------------------------------------------------
       Credit/Surety                        5            7            8
     ------------------------------------------------------------------
       Engineering/Energy                   7            3            -
     ------------------------------------------------------------------
       Marine                               3            2            2
     ------------------------------------------------------------------
       Special Risk                         5            4            2
     ------------------------------------------------------------------
       Other                                -            1            1
     ------------------------------------------------------------------
     Life                                   7            7           12
     ------------------------------------------------------------------

     The comparison of the distribution of net premiums written by line of business for the years ended December 31, 2002, 2001, and 2000 shows how the lines of business grew relative to each other. The relative increase in the casualty, aviation/space, marine, special risk, and engineering/energy lines of business in 2002 compared to 2001 reflects faster growth, as a result of the Company reallocating capital to those lines to take advantage of better pricing, terms, and conditions. The relative decrease in the motor, agriculture, and credit/surety lines of business in 2002 compared to 2001 reflects slower growth relative to other lines of business where pricing, terms, and conditions were not as attractive as in the other lines.

     PartnerRe
     Annual Report 2002

46
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The distribution of gross premiums written by type of treaty for the years ended December 31, 2002, 2001, and 2000 was as follows:

                                         2002         2001         2000
     ------------------------------------------------------------------
     Non-life Segment
     ------------------------------------------------------------------
      Proportional                         52%          51%          58%
     ------------------------------------------------------------------
      Non-Proportional                     32           30           23
     ------------------------------------------------------------------
      Facultative                          10           11            7
     ------------------------------------------------------------------
     Life Segment
     ------------------------------------------------------------------
      Proportional                          5            7           12
     ------------------------------------------------------------------
      Non-Proportional                      1            1            -
     ------------------------------------------------------------------

     The Company typically writes business on either a proportional or non-proportional basis. On a proportional treaty, the Company shares proportionally in both the premiums and losses of the cedent. In non-proportional business, the Company typically is exposed to loss events in excess of a predetermined dollar amount or loss ratio. In both proportional and non-proportional business, the Company is typically reinsuring a large group of primary insurance contracts written by the ceding company. In addition, the Company writes business on a facultative basis. Facultative arrangements are generally specific to an individual risk and can be written on either a proportional or non-proportional basis. Generally, the Company has more influence over pricing, as well as terms and conditions, in non-proportional and facultative arrangements.

     PREMIUM DISTRIBUTION BY GEOGRAPHIC REGION
     The geographic distribution of gross premiums written for the years ended December 31, 2002, 2001, and 2000 was as follows:

                                                2002         2001      2000
     ----------------------------------------------------------------------
     Europe                                       39%          40%       37%
     ----------------------------------------------------------------------
     North America                                44           42        48
     ----------------------------------------------------------------------
     Asia, Australia, and New Zealand             11           12        11
     ----------------------------------------------------------------------
     Latin America and Caribbean                   5            5         3
     ----------------------------------------------------------------------
     Africa                                        1            1         1
     ----------------------------------------------------------------------

     While the Company experienced growth in every region, the most significant growth was seen in the North American and European markets, where gross premiums written were up 50% and 39%, respectively.

     PREMIUM BY PRODUCTION SOURCE
     The Company produces its business both through brokers and through direct relationships with insurance company clients. The distribution of gross premiums written by production source for the years ended December 31, 2002, 2001, and 2000 was as follows:

                                         2002         2001         2000
     ------------------------------------------------------------------
     Broker                                63%          60%          55%
     ------------------------------------------------------------------
     Direct                                37%          40%          45%
     ------------------------------------------------------------------

     The increase in the use of brokers in 2002 and 2001 reflects the increase in our U.S. Non-life business.

     PartnerRe
     Annual Report 2002

                                                                              47
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     OPERATING EXPENSES
     Operating expenses for the years ended December 31, 2002, 2001, and 2000 were $161.7 million, $117.6 million, and $103.2 million, respectively, and are comprised primarily of personnel and infrastructure costs. The increases in operating expenses in 2002 and 2001 were the result of an increase in headcount, from 612 employees at the end of 2000 to 785 employees at the end of 2002, as well as the amortization of the Company's new reinsurance and financial systems, which were put into service in 2002 and 2001. Operating expenses represented 6.7% of net earned premiums (both Life and Non-life) in 2002 compared to 7.2% in 2001 and 7.9% in 2000.

     INVESTMENT RESULTS
     Net investment income and net realized investment gains (losses) for the years ended December 31, 2002, 2001, and 2000 were as follows ($ millions):

                                                 2002         2001         2000
     ---------------------------------------------------------------------------
     Net investment income                  $   245.2    $   239.6    $   273.6
     ---------------------------------------------------------------------------
     Net realized investment (losses)
      gains                                      (6.8)        20.2        (62.7)
     --------------------------------------------------------------------------

     The increase in investment income in 2002 reflects a larger volume of invested assets resulting from positive operating cash flow for the year of $687.2 million as well as the capital raised in the fourth quarter of 2001, the effects of which are partially offset by the declining interest rate environment seen during the year. The decline in net investment income in 2001 is attributed to the sale of PartnerRe Life U.S. Excluding the investment income from PartnerRe Life U.S., investment income in 2001 is 7% higher than it was in 2000. This increase is primarily attributable to strong cash flows from operations in 2001, mitigated by the effects of lower interest rates earned on both new and reinvested funds.

     Net realized investment gains and losses on sales of investments are a function of the timing of disposition of available for sale fixed maturities and equity securities, charges for the recognition of other-than-temporary impairments in the Company's investment portfolio, changes in the market value of trading securities, fair value adjustments on total return and interest swaps, and the net ineffectiveness of the Company's hedging activities.

     FINANCIAL CONDITION AND LIQUIDITY AND CAPITAL RESOURCES

     INVESTMENTS
     The Company's investment portfolio is categorized according to two distinct accounting classifications -- "available for sale" and "trading" securities. For a description of the different accounting treatments afforded to these separate accounting classifications, refer to Note 3(f) to the Consolidated Financial Statements.

     Investments classified as available for sale comprise 98% of the Company's total portfolio (excluding cash and cash equivalents) with 2% being classified as trading securities. Included in the available for sale category is the Company's portfolio of fixed maturity investments, comprised primarily of investment grade securities issued by the U.S. government or U.S. government sponsored agencies, state and foreign governments and corporate debt securities. In addition, as part of its investment strategy, the Company invests a small percentage of its portfolio in less-than-investment grade bonds, which are also classified as available for sale. Similarly, the Company has an allocation to convertible securities in its investment portfolio; however, these particular securities are classified as trading securities (for which changes in fair value are recorded in net realized investment gains and losses in the Consolidated Statements of Operations).

     PartnerRe
     Annual Report 2002

48
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The cost, market value, gross unrealized gains, and gross unrealized losses on investments classified as available for sale at December 31, 2002 and 2001 were as follows ($ 000's):

                                                          Gross Unrealized   Gross Unrealized
                                              Cost/(1)/              Gains             Losses    Market Value
-------------------------------------------------------------------------------------------------------------
2002
-------------------------------------------------------------------------------------------------------------
Fixed maturities
-------------------------------------------------------------------------------------------------------------
- U.S. Government                          $    403,708   $         21,030   $           (261)  $     424,477
-------------------------------------------------------------------------------------------------------------
- states or political subdivisions
   of states of the U.S.                         98,249              5,921                 (5)        104,165
-------------------------------------------------------------------------------------------------------------
- other foreign governments                     928,840             19,092                  -         947,932
-------------------------------------------------------------------------------------------------------------
- corporate                                   1,728,569             88,886             (6,688)      1,810,767
-------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities            839,016             19,456               (219)        858,253
-------------------------------------------------------------------------------------------------------------
Total fixed maturities                        3,998,382            154,385             (7,173)      4,145,594
-------------------------------------------------------------------------------------------------------------
Short-term investments                            3,787                 15                 (1)          3,801
-------------------------------------------------------------------------------------------------------------
Equities                                        493,893             26,844            (47,574)        473,163
-------------------------------------------------------------------------------------------------------------
                                           $  4,496,062   $        181,244   $        (54,748)  $   4,622,558
-------------------------------------------------------------------------------------------------------------

                                                          Gross Unrealized   Gross Unrealized
                                              Cost/(1)/              Gains             Losses    Market Value
-------------------------------------------------------------------------------------------------------------
2001
-------------------------------------------------------------------------------------------------------------
Fixed maturities
-------------------------------------------------------------------------------------------------------------
- U.S. Government                          $    477,782   $         16,419   $         (1,847)  $     492,354
-------------------------------------------------------------------------------------------------------------
- states or political subdivisions
   of states of the U.S.                         83,149                537               (343)         83,343
-------------------------------------------------------------------------------------------------------------
- other foreign governments                     720,342              8,362             (3,084)        725,620
-------------------------------------------------------------------------------------------------------------
- corporate                                   1,415,508             34,428            (27,303)      1,422,633
-------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities            685,987             13,287             (2,465)        696,809
-------------------------------------------------------------------------------------------------------------
Total fixed maturities                        3,382,768             73,033            (35,042)      3,420,759
-------------------------------------------------------------------------------------------------------------
Short-term investments                           39,547                 22                 (5)         39,564
-------------------------------------------------------------------------------------------------------------
Equities                                        408,879             32,707            (40,761)        400,825
-------------------------------------------------------------------------------------------------------------
                                           $  3,831,194   $        105,762            (75,808)      3,861,148
-------------------------------------------------------------------------------------------------------------

     /(1)/ Cost is amortized cost for fixed maturities and short-term investments and original cost for equity securities.

     The market value of those investment securities classified as trading was $75.3 million and $77.5 million at December 31, 2002 and 2001, respectively.

     The Company employs a conservative investment philosophy. It maintains a high-quality, well-balanced and liquid portfolio having the dual objectives of optimizing current income and achieving capital appreciation. Invested assets supporting our reinsurance liabilities (referred to as "liability funds") are invested entirely in high-quality fixed income securities. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to follow strict investment guidelines as to minimum ratings, and issuer and sector concentrations. Invested assets representing the capital of the Company (referred to as "capital funds") are invested to maximize total return, subject to strict risk assumption and portfolio diversification guidelines, including issuer and sector concentration limitations. Capital funds may be invested in investment-grade fixed income securities, less-than-investment grade bonds, convertible securities, preferred stocks, and common stocks. The Company believes that an allocation of a portion of its investments to equities is both prudent and desirable inasmuch as it helps to achieve broader asset diversification and maximization of the portfolio's total return over time. Since the Company's allocation to equities is predicated on a long-term strategic investment in this asset class, the Company has the ability to and fully expects to withstand the effects of cyclical market value swings of the broader equity markets on its portfolio.

     PartnerRe
     Annual Report 2002

                                                                              49
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following table provides a breakdown of the credit quality of the Company's fixed income securities at December 31, 2002:

                                              % of Total Fixed
     Rating Category                         Income Securities
     ---------------------------------------------------------
     AAA                                                    56%
     ---------------------------------------------------------
     AA                                                     13%
     ---------------------------------------------------------
     A                                                      16%
     ---------------------------------------------------------
     BBB                                                     9%
     ---------------------------------------------------------
     Below Investment Grade                                  6%
     ---------------------------------------------------------

     At December 31, 2002, approximately 94% of the Company's fixed income portfolio carried investment-grade ratings. At December 31, 2002, the Company had gross unrealized losses on its fixed maturities of $7.2 million of which $2.9 million was attributable to investment-grade securities and $4.3 million was attributable to securities rated less than investment grade.

     The gross unrealized losses recorded on the Company's portfolio of fixed maturity securities at December 31, 2002 and 2001 related primarily to the Company's portfolio of less-than-investment grade fixed income securities. While interest rates were generally declining, interest rates associated with this asset class increased which resulted in gross unrealized losses. The Company believes that these decreases in values are temporary and additional analysis of individual securities for potential other-than-temporary impairments was carried out by the Company to validate its belief. Additionally, the Company has the intent and ability to retain such investments for a period of time sufficient to allow for any anticipated recovery in market value or to hold the securities to their maturity. The tables below (see section titled "Maturity Distribution") show the distribution by contractual maturity date of available for sale fixed maturity investments at December 31, 2002.

     The gross unrealized losses recorded on the Company's portfolio of equity securities at December 31, 2002 and 2001 resulted primarily from decreases in quoted market values from the dates that certain investment securities within that portfolio were acquired as opposed to the fundamental changes in the issuer's financial performance and near-term financial prospects. Therefore, these decreases in values are also viewed as temporary.

     The Company's equity portfolios are currently managed by professional external investment managers. If at any time an individual equity holding is deemed to be impaired with little or no expectation for recovery, then the manager will in most cases take immediate action to sell the security and realize the loss. The process by which managers evaluate their holdings for potential impairments varies by individual manager; however, they typically perform ongoing evaluation of each security and consider such things as poor operating results or weakened financial condition, management changes and other available evidence as indicators of potential impairment problems. This process is reviewed as part of the Company's ongoing monitoring of the external managers and the portfolios they manage. The Company does not adopt broad sector or market views regarding potential impairments in its equity portfolios. In Management's opinion, such evaluation assessment is most appropriately applied at the security level and only in rare cases would there be a systemic impairment situation affecting a group of equity holdings in one industry sector or issued in a particular market.

     PartnerRe
     Annual Report 2002

50
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Approximately 96% of the invested assets currently held by the Company are publicly traded and, accordingly, market valuations for such securities are readily available. For those securities not publicly traded (4% of the Company's invested assets or approximately $206 million), consisting primarily of bank loan portfolios, non-publicly traded real estate funds, private placement equity investments, and other specialty asset classes, valuation techniques depend on the nature of the individual assets. The valuation techniques used by the Company's investment managers are reviewed by the Company and are generally commensurate with standard valuation techniques for each asset class.

     The following table presents an analysis of the continuous periods during which we have held investment positions that were carried at an unrealized loss (excluding short-term investments and investments classified as trading securities) as of December 31, 2002 ($ millions):

                                                Less than         Between    More than
                                                   1 Year   1 and 2 Years      2 Years         Total
     ------------------------------------------------------------------------------------------------
     Fixed maturity investments:
     ------------------------------------------------------------------------------------------------
       Market value                            $    127.8   $        22.4   $     11.0    $    161.2
     ------------------------------------------------------------------------------------------------
       Amortized cost                               132.1            23.6         12.7         168.4
     ------------------------------------------------------------------------------------------------
       Unrealized loss                                4.3             1.2          1.7           7.2
     ------------------------------------------------------------------------------------------------
     Equity investments:
     ------------------------------------------------------------------------------------------------
       Market value                            $    175.0   $       191.4   $     17.5    $    383.9
     ------------------------------------------------------------------------------------------------
       Amortized cost                               197.3           214.0         20.1         431.4
     ------------------------------------------------------------------------------------------------
       Unrealized loss                               22.3            22.6          2.6          47.5
     ------------------------------------------------------------------------------------------------
     Total:
     ------------------------------------------------------------------------------------------------
       Market value                            $    302.8   $       213.8   $     28.5    $    545.1
     ------------------------------------------------------------------------------------------------
       Amortized cost                               329.4           237.6         32.8         599.8
     ------------------------------------------------------------------------------------------------
       Unrealized loss                               26.6            23.8          4.3          54.7
     ------------------------------------------------------------------------------------------------
     % of total gross unrealized losses                48%             44%           8%          100%
     ------------------------------------------------------------------------------------------------

     The Company's largest single security unrealized loss position as at December 31, 2002, was an unrealized loss of $2.8 million.

     During the year ended December 31, 2002, the Company recorded charges for other-than-temporary impairments relating to its investment portfolio in the aggregate amount of $33.8 million. The Company did not record any such charges during each of the years ended December 31, 2001 and 2000. Typically, the Company considers impairment related to any specific issuer of a security to have occurred when events specific to a particular issuer have occurred that are likely to prevent the Company from recovering its initial investment in the security. Securities that are deemed to be impaired are generally sold immediately, with the effect of the valuation adjustment being reflected in realized investment losses in the Consolidated Statements of Operations. In our determination of other-than-temporary impairment, we consider several factors and circumstances including the issuer's overall financial condition, the issuer's credit and financial strength ratings, general market conditions in the industry or geographic region in which the issuer operates, general economic and financial market conditions, a prolonged period (typically nine months or longer) in which the fair value of an issuer's securities remains below our cost (typically 30% or more below cost or amortized cost on a continuous basis) and factors that may raise doubt about the issuer's ability to continue as a going concern. Other-than-temporary impairments are recorded as realized investment losses on the Consolidated Statements of Operations, which reduce net income and earnings per share. Temporary losses are recorded as unrealized investment losses (which do not impact net income and earnings per share but reduce other comprehensive income), except for those related to trading securities (which are recorded immediately in net income).

     PartnerRe
     Annual Report 2002

                                                                              51
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     MATURITY DISTRIBUTION
     The distribution of available for sale fixed maturities and short-term investments at December 31, 2002, by contractual maturity date is shown below ($ 000's):

                                                    Amortized          Market
                                                         Cost           Value
     ------------------------------------------------------------------------
     One year or less                           $     395,001   $     399,683
     ------------------------------------------------------------------------
     More than one year through five years          1,290,905       1,338,015
     ------------------------------------------------------------------------
     More than five years through ten years         1,158,753       1,214,477
     ------------------------------------------------------------------------
     More than ten years                              318,494         338,967
     ------------------------------------------------------------------------
     Subtotal                                       3,163,153       3,291,142
     ------------------------------------------------------------------------
     Mortgage / asset-backed securities               839,016         858,253
     ------------------------------------------------------------------------
     Total                                      $   4,002,169   $   4,149,395
     ------------------------------------------------------------------------

     The maturity distribution for those available for sale fixed maturities that were in an unrealized loss position as at December 31, 2002, was as follows ($ 000's):

                                                                          Gross
                                            Amortized       Market   Unrealized
                                                 Cost        Value         Loss
     --------------------------------------------------------------------------
     One year or less                      $    5,351   $    4,138   $   (1,213)
     --------------------------------------------------------------------------
     More than one year through five
      years                                    28,117       26,670       (1,447)
     --------------------------------------------------------------------------
     More than five years through ten
      years                                    42,139       40,121       (2,018)
     --------------------------------------------------------------------------
     More than ten years                       28,001       25,724       (2,277)
     --------------------------------------------------------------------------
     Subtotal                                 103,608       96,653       (6,955)
     --------------------------------------------------------------------------
     Mortgage / asset-backed securities        64,746       64,528         (218)
     --------------------------------------------------------------------------
     Total                                 $  168,354   $  161,181   $   (7,173)
     --------------------------------------------------------------------------

     As discussed above, the Company generally has the intent and ability to retain its fixed maturity investments for a period of time sufficient to allow for any anticipated recovery in market value or to hold the securities to their maturity.

     REALIZED GAINS AND LOSSES
     Proceeds from the sales of investments classified as available for sale for the years ended December 31, 2002, 2001, and 2000 were $5,197.4 million, $3,033.1 million, and $5,848.4 million, respectively. Realized investment gains and losses on securities classified as available for sale for the years ended December 31, 2002, 2001, and 2000 were as follows ($ 000's):

                                                           2002          2001          2000
     --------------------------------------------------------------------------------------
     Gross realized gains                            $  113,089    $   92,717    $  121,475
     --------------------------------------------------------------------------------------
     Gross realized losses                             (139,551)      (52,933)     (138,762)
     --------------------------------------------------------------------------------------
     Total net realized investment (losses) gains    $  (26,462)   $   39,784    $  (17,287)
     --------------------------------------------------------------------------------------

     As mentioned above, the Company's asset managers have the dual investment objectives including optimization of current income and achieving capital appreciation. To meet these objectives, it is often necessary and desirable to sell securities when opportunities for superior expected returns are identified. Accordingly, recognition of realized gains and losses is considered by the Company to be a typical consequence of our ongoing investment management activities. Included in gross realized losses in 2002 are charges for other-than-temporary impairments in the aggregate amount of $33.8 million as mentioned previously. Although the Company did not record any charges for other-than-temporary impairments during 2001, the Company did

     PartnerRe
     Annual Report 2002

52
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     record realized losses (included in the aggregate gross realized losses above) in connection with various "headline losses" occurring during the year. This includes $4.2 million related to Global Crossing, $1.7 million for Enron and $1.0 million for Worldcom. The Company liquidated its investment positions in each of these names either prior to or upon announcement of the respective bankruptcies of these companies.

     For the years ended December 31, 2002 and 2001, the change in net unrealized investment gains and losses on trading securities resulted in a net gain of $5.3 million and a net loss of $1.2 million, respectively, being recognized in net realized investment gains and losses in the Consolidated Statements of Operations. There were no gains or losses recognized in prior years since the Company did not classify any of its investments as trading prior to January 1, 2001.

     In addition, the Company recorded a net gain of $5.4 million in 2002 and a net loss of $0.4 million in 2001, in the net realized investment gains and losses in the Consolidated Statements of Operations, representing the ineffectiveness of its designated fair value hedging activities.

     SHAREHOLDERS' EQUITY AND CAPITAL MANAGEMENT
     Shareholders' equity at December 31, 2002 was $2.1 billion, a 19% increase compared to $1.7 billion at December 31, 2001. The major factors influencing the level of shareholders' equity in 2002 were:

     - net income of $190.3 million;
     - dividend payments of $78.4 million;
     - the $27.2 million positive effect of the currency translation adjustment resulting from the strengthening of the Euro against the U.S. dollar;
     - $95.6 million increase in the market value of investments, net of deferred taxes, recorded in equity;
     - issuance of shares in a common stock offering and under the Company's Stock Plans for $99.1 million; and
     - payments of $4.9 million under purchase contracts for common shares.

     In 2001, following the event of September 11, the Company raised $400.0 million in new capital in the form of Trust Preferred and Mandatorily Redeemable Preferred Securities. $200.0 million was raised in the form of Trust Preferred Securities, which have a 30-year maturity with an option to extend to 49 years. The Trust Preferred Securities were issued out of a subsidiary of the Company's U.S. operations. Additionally, the Company issued $200 million of Premium Equity Participating Security Units ("PEPS Units"), where each PEPS Unit consists of a purchase contract to buy common shares of the Company prior to December 31, 2004, and one of the Company's Series B Preferred Shares. Series B Preferred Shares are redeemable on June 30, 2005 and are pledged as collateral to secure the holders' obligation under the purchase contract.

     The table below sets forth the capital structure of the Company at December 31, 2002 and 2001 ($ 000's):

                                                              2002                       2001
     -----------------------------------------------------------------------------------------
     Capital Structure:

     Long-term Debt                       $   220,000            8%  $   220,000            9%

     Trust Preferred Securities               200,000            7       200,000            8

     Series B Cumulative Redeemable
     Preferred Shares (PEPS)                  200,000            7       200,000            8

     8% Series A Cumulative
     Preferred Shares                         242,163            9       242,163           10

     Common Shareholders' Equity            1,835,019           69     1,505,946           65
     -----------------------------------------------------------------------------------------
     Total Capital                        $ 2,697,182          100%  $ 2,368,109          100%
     -----------------------------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

                                                                              53
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS

     ASSETS
     At December 31, 2002, total assets were $8.7 billion compared to $7.2 billion at December 31, 2001. The increase in total assets is the result of the Company's growing reinsurance operations, the positive cash flows from operations for the year as well the increase in the unrealized gain on the Company's investment portfolio.

     Total invested assets, including cash and cash equivalents, were $5.4 billion as at December 31, 2002, compared to $4.4 billion at December 31, 2001. The major factors influencing the increase in cash and invested assets in 2002:

     - issuance of shares in a common stock offering and under the Company's Stock Plans for $99.1 million;
     - cash inflows from operations of $687.2 million;
     - increase in unsettled security trades of $46.6 million;
     - the increase in the net unrealized gains on investments of $78.6 million;
     - the positive influence of the effect of stronger Euro relative to the U.S. dollar as it relates to conversion of PartnerRe SA's invested assets and cash balances into U.S. dollars; offset by
     - dividend payments totaling $78.4 million; and
     - distributions on trust preferred and PEPS securities of $31.8 million.

     At December 31, 2002 and 2001, fixed maturities, short-term investments and cash and cash equivalents had an average expected duration of 3.3 years and
     3.7 years, respectively. As of December 31, 2002, approximately 85% of the fixed maturities were rated A- or better by Standard & Poor's (or estimated equivalent) compared to 82% as of December 31, 2001.

     At December 31, 2002, fixed maturities, short-term investments and cash and cash equivalents had an average yield to maturity at market of 3.5%, compared to 5.1% as at December 31, 2001. The decrease in average yield to maturity in 2002 was primarily due to the decline in interest rates during 2002. The prime rate fell from 4.75% to 4.25% while 12 month LIBOR (USD) declined from 2.42% to 1.45%.

     LIABILITIES
     The Company has recorded Non-life reserves for unpaid losses and loss expenses of $3.7 billion and $3.0 billion at December 31, 2002 and 2001, respectively. Policy benefits for life contracts were $816.0 million and $693.3 million at December 31, 2002 and 2001, respectively. The increase in the value of unpaid losses and loss expenses relates primarily to the overall growth in business.

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

     LIQUIDITY
     Cash flow from operations for 2002 increased to $687.2 million from $363.8 million in 2001. This increase in cash flow is primarily attributable to the significant growth in business during the year. The Company has received requests for and has subsequently paid out $107 million of its estimated September 11 loss of $400 million.

     PartnerRe
     Annual Report 2002

54
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     As a holding company, the Company relies primarily on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the "reinsurance subsidiaries") for its cash flow. Although the payment of dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French laws and certain insurance statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business, there are presently no significant restrictions on the payment of dividends by the reinsurance subsidiaries; except that PartnerRe U.S. may not pay cash dividends without prior regulatory approval. (See
     Note 12 to the Consolidated Financial Statements.)

     The Company has cash outflows in the form of operating expenses and dividends to both common and preferred shareholders. Holding company operating expenses were $17.2 million in 2002. During 2002 the Company paid $58.4 million in dividends to its common shareholders in the form of quarterly dividends of $0.28 per share in the first quarter and $0.29 per share for the three subsequent quarters of 2002. Additionally, the Company paid the holders of its Series A Preferred Stock $20.0 million in dividends during the year. The Company also paid $16.0 million during 2002 on the PEPS Units.

     PartnerRe U.S. has $220.0 million in outstanding third party debt as well as $200 million of Trust Preferred Stock outstanding. Interest payments on the debt amounted to approximately $13.0 million per year and dividends on the Trust Preferred Stock amounted to $15.8 million. Payments under these two obligations are currently made from cash on hand at the U.S. holding company.

     The reinsurance subsidiaries of the Company depend upon cash flow from the collection of premiums as well as investment income. Cash outflows are in the form of claims payments, operating expenses as well as dividend payments to the holding company, and additionally, in the case of PartnerRe U.S., interest payments on the long-term debt and dividends on the Trust Preferred Stock. Historically the operating subsidiaries of the Company have generated sufficient cash flow to meet all of their obligations. Because of the inherent volatility of the business written by the Company, cash flows from operating activities may vary significantly between periods.

     Some of the Company's treaties contain special funding and termination clauses that are triggered in the event the Company is downgraded by one of the major rating agencies to levels specified in the treaties, or the Company's capital is significantly reduced. If such an event were to happen, the Company would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be cancelled retroactively or commuted by the cedent.

     CURRENCY

     The Company's functional currency is the U.S. dollar. The Company has exposure to foreign currency risk due to its ownership of PartnerRe SA, whose functional currency is the Euro (formerly the French franc), and due to PartnerRe SA and Partner Reinsurance Company (including the Swiss branch) underwriting reinsurance exposures and collecting premiums in currencies other than the U.S. dollar and holding certain net assets in such currencies. As a result of the PartnerRe SA acquisition in 1997, the Company's most significant foreign currency exposure is to the Euro. The Euro increased in value by 18% in 2002 (from .89 to 1.05 U.S. dollar per Euro) thereby increasing book value as the aggregate currency translation loss was reduced from $58.0 million as at December 31, 2001 to $30.8 million at December 31, 2002.

     EFFECTS OF INFLATION

     The effects of inflation are considered implicitly in pricing and estimating reserves for unpaid losses and loss adjustment expenses. The actual effects of inflation on the results of operations of the Company cannot be accurately known until claims are ultimately settled.

     PartnerRe
     Annual Report 2002

                                                                              55
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS

     NEW ACCOUNTING PRONOUNCEMENTS

     On January 1, 2002 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," (SFAS 141) and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142).

     The adoption of SFAS 141 had no impact on the Company's Consolidated Financial Statements. The adoption of SFAS 142 has resulted in the elimination of a quarterly amortization expense related to goodwill. The following table reflects pro forma net income (loss), and basic and diluted net income (loss) per share as if SFAS 142 had been applied since January 1, 2000 ($ 000's, except per share data):

                                                         2002            2001             2000
     -----------------------------------------------------------------------------------------
     Net Income (loss)
     -----------------------------------------------------------------------------------------
       Net income (loss) as reported            $     190,302   $    (160,482)   $     142,307
     -----------------------------------------------------------------------------------------
       Goodwill amortization                                -          26,035           26,034
     -----------------------------------------------------------------------------------------
     Adjusted net income (loss)                 $     190,302   $    (134,447)   $     168,341
     -----------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------
     Basic net income (loss) per share
     -----------------------------------------------------------------------------------------
       Basic net income (loss) as reported      $        3.37   $       (3.60)   $        2.48
     -----------------------------------------------------------------------------------------
       Goodwill amortization                                -            0.52             0.53
     -----------------------------------------------------------------------------------------
     Adjusted basic net income (loss)           $        3.37   $       (3.08)   $        3.01
     -----------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------------------
     Diluted net income (loss) per share
     -----------------------------------------------------------------------------------------
       Diluted net income (loss) per share      $        3.28   $       (3.60)   $        2.41
     -----------------------------------------------------------------------------------------
       Goodwill amortization                                -            0.52             0.52
     -----------------------------------------------------------------------------------------
     Adjusted net income (loss)                 $        3.28   $       (3.08)   $        2.93
     -----------------------------------------------------------------------------------------

     Management has performed a transitional goodwill impairment test during the second quarter of 2002 and at that time concluded that there was no impairment to the value of the Company's goodwill asset. SFAS 142 requires that impairment valuations be performed annually or more frequently if certain indicators are encountered. In connection with the transitional goodwill impairment test, the Company has (i) identified its reporting units, (ii) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (iii) determined the fair value of each reporting unit. If the carrying value of any reporting unit had exceeded its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities would have been determined to calculate the amount of goodwill impairment, if any. The Company updated its goodwill impairment test as at September 30, 2002 and determined that no adjustment to goodwill was necessary. The Company has established September 30 as the date for performing the Company's annual impairment test.

     The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" and by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative-effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in earnings of the first quarter of 2001 to recognize the net gains and losses associated with its fair value currency hedging activities that were previously recorded in "accumulated other comprehensive income." The transition provision did not affect the book value of the Company.

     PartnerRe
     Annual Report 2002

56
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Additionally, in response to the accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to a "trading" portfolio at January 1, 2001. Such reclassifications were made to reduce the administrative burden associated with separately valuing the conversion features (embedded derivatives under SFAS 133). This reclassification resulted in a $4.6 million net loss, after tax, or $0.09 per diluted share, being recognized in earnings of the first quarter of 2001. Prior to this reclassification, this net unrealized loss was included as a component of "accumulated other comprehensive income" and, accordingly, the reclassification did not affect the book value of the Company. Under the provisions of SFAS 133, such a reclassification does not impact the Company's ability to classify other debt securities as available for sale.

     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     OVERVIEW
     Management believes the Company is principally exposed to four types of market risk: interest rate risk, foreign currency risk, credit risk and equity price risk. How these risks relate to the Company, and the process used to manage them, is discussed below.

     The Company's investment philosophy distinguishes between assets that are matched against the estimated reinsurance liabilities ("liability funds") and those assets that represent shareholder capital ("capital funds"). Liability funds are invested in a way that match them to the corresponding liabilities in both duration and currency composition. This procedure seeks to immunize the capital of the Company against changes in interest rates and currency exchange rates. As the focus of this disclosure is to identify risk exposures that impact the market value of assets alone, it is important for the reader to recognize that the risks discussed herein are significantly mitigated to the extent that the Company's investment strategy allows market forces to influence the economic valuation of both assets and liabilities in the same way. At December 31, 2002, liability funds represented 59% (or $3.1 billion) of the Company's total investment assets.

     At December 31, 2002, capital funds represented 41% (or $2.2 billion) of the Company's total investment assets. These assets represent shareholder capital and they are invested in a diversified portfolio that has the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk, higher return profile: primarily longer duration fixed income securities, common stock, convertible and high yield bonds, and real estate in addition to high quality investment grade securities. The Company's investment philosophy is to reduce foreign currency risk on capital funds by investing primarily in U.S. dollar investments. In considering the market risk of capital funds, it is important to recognize the benefits of portfolio diversification. Although these asset classes in isolation may introduce more risk into the portfolio, market forces have a tendency to influence each class in different ways and at different times. Consequently, the aggregate risk introduced by a portfolio of these assets should be less than might be estimated by summing the individual risks.

     The Company's investment strategy allows the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge market risk, or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, is prohibited without the express approval of the Board of Directors. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions. See Note 3(k) to the Consolidated Financial Statements for additional disclosure concerning derivatives.

     The following comments address those areas where the Company believes it has exposure to material market risk in its operations.

     PartnerRe
     Annual Report 2002

                                                                              57
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS

     INTEREST RATE RISK
     The Company's fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The Company manages interest rate risk on liability funds by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the related liabilities. This process involves matching the duration of the portfolio to the estimated duration of the liabilities. For loss reserves and policy benefits related to Non-life and traditional Life business, the estimated duration of the Company's liabilities is based on projected claims payout patterns. For policy benefits related to life annuity business, the Company estimates duration based on its commitment to annuitants. The Company believes that this matching process mitigates the overall interest rate risk on an economic basis.

     The maturity distribution of the Company's available for sale fixed income and short-term investments at December 31, 2002 was as follows ($ 000's):

                                               Amortized Cost    Market Value
     ------------------------------------------------------------------------
     One year or less                          $      395,001   $     399,683
     More than one year through five years          1,290,905       1,338,015
     More than five years through ten years         1,158,753       1,214,477
     More than ten years                              318,494         338,967
     ------------------------------------------------------------------------
     Subtotal                                       3,163,153       3,291,142
     Mortgage / asset-backed securities               839,016         858,253
     ------------------------------------------------------------------------
     Total                                     $    4,002,169   $   4,149,395
     ------------------------------------------------------------------------

     A certain proportion of the fixed income portfolio is designated as capital funds. The Company manages the exposure to interest rate volatility by choosing a duration profile which it believes will optimize the risk-reward relationship.

     The Company holds approximately $858.3 million (or 15.9%) of its total invested assets in mortgage-related securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. In such an environment, holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date and refinance at lower interest cost. This can cause a diminution of future investment income (relative to an equivalent fixed income security without prepayment risk).

     The Company estimates that a 100 basis point increase or decrease in interest rates (across all currencies) would result in a $160 million decline or increase, respectively, in the market value of its fixed income portfolio (including mortgage-related securities). This does not take into account taxes or the corresponding reduction or increase, respectively, in the economic value of its reinsurance liabilities, which, as noted above, would substantially offset the negative effect on invested assets.

     As noted above, the Company strives to match the currency exposure in its fixed income portfolios to its multi-currency liabilities. The Company believes this matching process creates a diversification benefit. Consequently, the exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the currency mix of the Company's fixed income portfolio at the time of rate changes. See "Foreign Currency Risk."

     Interest rate movements also affect the economic values of the Company's outstanding fixed-rate debt obligations and preferred stock in the same way as they affect the Company's fixed income investments, and this can result in a liability whose economic value is different from the value reported in the Consolidated Financial Statements. The Company believes

     PartnerRe
     Annual Report 2002

58
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     the economic fair values and carrying values of its outstanding fixed-rate debt and preferred stock obligations as at December 31, 2002 were as follows ($ 000's):

                                                     Carrying Value    Fair Value
     ----------------------------------------------------------------------------
     Long-term debt                                  $      220,000   $   238,310
     ----------------------------------------------------------------------------
     Trust Preferred, Mandatorily Redeemable
     Preferred Securities and Purchase Contracts
     ----------------------------------------------------------------------------
       Trust Preferred Securities                           200,000       205,840
     ----------------------------------------------------------------------------
       Mandatorily Redeemable Preferred Securities
       and Purchase Contracts (PEPS Units)                  200,000       210,800
     ----------------------------------------------------------------------------
     Series A Cumulative Preferred Shares                   250,000       255,000
     ----------------------------------------------------------------------------

     Fair value of the outstanding fixed-rate debt has been calculated as the present value of estimated future cash flows using a discount rate reflective of market interest rates, which is lower than the original interest rate on the debt of 5.81%. For the Company's Trust Preferred Securities, PEPS Units and Series A Cumulative Preferred Shares, fair value is based on quoted market prices, while carrying value is based on the liquidation value of the securities.

     FOREIGN CURRENCY RISK
     Through its multinational reinsurance operations, the Company conducts business in a variety of foreign (non-U.S.) currencies, the principal exposures being the Euro, the British pound, the Swiss franc, the Canadian dollar and the Japanese yen. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. As the Company's functional currency is the U.S. dollar, exchange rate fluctuations may materially impact the Company's consolidated results of operations and financial position. However, the Company employs two strategies to manage its exposure to foreign currency exchange risk.

     The first strategy involves hedging related to the Company's "liability funds" where assets are matched against liabilities both by currency and duration. However, the Company does not maintain invested assets in currencies where its liability exposures are immaterial or in countries where it is unable or impractical to maintain investments. In such cases, the Company is not hedged and is exposed to currency risk. However, the Company does not believe that the currency risks corresponding to these unhedged positions are material. For the main (non-U.S. dollar) currencies in which the Company transacts business, identified above, the Company employs a hedging strategy utilizing derivative financial instruments, as appropriate, to ensure its liability funds are matched by currency. See
     Note 3(k) to the Consolidated Financial Statements for additional information about the Company's currency hedging activities.

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

     As of December 31, 2002, 70% of the Company's total investments were in U.S. dollar denominated instruments and 30% were non-U.S. dollar investments identified as "liability funds" (matched to corresponding liabilities or hedged to the U.S dollar as discussed above).

     CREDIT RISK
     The Company has exposure to credit risk primarily as a holder of fixed income securities. The Company controls this exposure by emphasizing investment grade credit quality in the fixed income securities it purchases. At December 31, 2002, approximately 56% of the

     PartnerRe
     Annual Report 2002

                                                                              59
     PartnerRe Ltd.
     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
     RESULTS OF OPERATIONS

     Company's fixed income portfolio was rated "AAA" (or equivalent rating) and 85% was rated "A-" or better. At December 31, 2002, 6% of the Company's fixed income portfolio was rated below investment grade. The Company believes this high quality concentration significantly reduces its exposure to credit risk on these fixed-income investments to an acceptable level. To a lesser extent, the Company also has credit risk exposure as a party to foreign currency forward contracts and other derivatives contracts. To mitigate this risk, the Company ensures that counterparties to these contracts are high credit quality international banks or counterparties.

     The Company is exposed to credit risk in its underwriting operations, most notably in the credit/surety lines and in the business written by the Company's Alternative Risk Transfer team. PartnerRe provides its clients in these lines of business with reinsurance protection against credit deterioration, defaults or other types of financial performance of or by the underlying credits which are the subject of the reinsurance provided and, accordingly, the Company is exposed to the credit risk of those credits. As with all of our business, these risks are subject to rigorous underwriting and pricing standards. In addition, the Company strives to mitigate the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection. Loss experience in these lines of business is cyclical and is affected by the state of the general economic environment and, accordingly, the Company's profitability in the credit/surety lines was negatively impacted in 2001 and 2002 -- see "Results of Operations" for further discussion. As part of its ongoing risk management process and loss scenario modeling, the Company estimates that the maximum gross loss in the credit/surety lines that could be incurred by the Company in the event of a widespread and prolonged recession is $150 million.

     Lastly, the Company has exposure to credit risk as it relates to its trade balances receivable, namely reinsurance balances (mainly premiums) receivable and reinsurance recoverable on paid and unpaid losses.

     Reinsurance balances receivable from our clients as at December 31, 2002 were $994.5 million. We believe credit risk exposure related to these balances is mitigated by several factors, including but not limited to credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the vast majority of our reinsurance agreements permit us the right to offset premiums receivable from our clients against losses payable to them, we believe that the credit risk in this area is substantially reduced.

     The Company does not rely heavily on retrocessional reinsurance, but we require our reinsurers to have very high financial strength ratings. The Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. Provisions are made, as necessary, for amounts considered potentially uncollectible. The balance for reinsurance recoverable on paid and unpaid losses at December 31, 2002 was $216.7 million. The amount of the allowance provided for uncollectible reinsurance balances receivable and recoverable was $22.7 million.

     EQUITY PRICE RISK
     The Company invests a portion of its capital funds in marketable equity securities ($473 million). These assets are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. The Company reviews this class of assets on a regular basis to ensure that diversification strategies to manage this risk continue to be in place. The Company believes that effects of diversification and the relatively small size of the existing investment in equities mitigate its exposure to equity price risk.

     PartnerRe
     Annual Report 2002

60
     PartnerRe Ltd.
     CONSOLIDATED BALANCE SHEETS

     (Expressed in thousands of U.S. dollars, except parenthetical share data)

 December 31,    DECEMBER 31,
         2001            2002   ASSETS
------------------------------------------------------------------------------------------------------------------------------
                                Investments and cash:
------------------------------------------------------------------------------------------------------------------------------
$   3,420,759   $   4,145,594   Fixed maturities, available for sale, at fair value (amortized cost: 2002, $3,998,382; 2001,
                                $3,382,768)
------------------------------------------------------------------------------------------------------------------------------
       39,564           3,801   Short-term investments, available for sale, at fair value (amortized cost: 2002, $3,787; 2001,
                                $39,547)
------------------------------------------------------------------------------------------------------------------------------
      400,825         473,163   Equities, available for sale, at fair value (cost: 2002, $493,893; 2001, $408,879)
------------------------------------------------------------------------------------------------------------------------------
       77,452          75,284   Trading securities, at fair value (cost: 2002, $72,998; 2001, $79,973)
------------------------------------------------------------------------------------------------------------------------------
      451,614         710,640   Cash and cash equivalents, at fair value, which approximates amortized cost
------------------------------------------------------------------------------------------------------------------------------
       20,500           3,630   Other invested assets
------------------------------------------------------------------------------------------------------------------------------
    4,410,714       5,412,112   Total investments and cash
------------------------------------------------------------------------------------------------------------------------------

       74,536          66,980   Accrued investment income
------------------------------------------------------------------------------------------------------------------------------
      654,900         994,502   Reinsurance balances receivable
------------------------------------------------------------------------------------------------------------------------------
      245,279         216,681   Reinsurance recoverable on paid and unpaid losses
------------------------------------------------------------------------------------------------------------------------------
      641,203         726,722   Funds held by reinsured companies
------------------------------------------------------------------------------------------------------------------------------
      274,152         304,873   Deferred acquisition costs
------------------------------------------------------------------------------------------------------------------------------
      241,845         359,606   Deposit assets
------------------------------------------------------------------------------------------------------------------------------
       93,885         100,002   Current and deferred taxes recoverable
------------------------------------------------------------------------------------------------------------------------------
      429,519         429,519   Goodwill
------------------------------------------------------------------------------------------------------------------------------
      106,989         126,977   Other
------------------------------------------------------------------------------------------------------------------------------
$   7,173,022   $   8,737,974   Total Assets
------------------------------------------------------------------------------------------------------------------------------
                                LIABILITIES
------------------------------------------------------------------------------------------------------------------------------
$   3,005,628   $   3,658,416   Unpaid losses and loss expenses
------------------------------------------------------------------------------------------------------------------------------
      693,250         815,978   Policy benefits for life and annuity contracts
------------------------------------------------------------------------------------------------------------------------------
      597,529         869,925   Unearned premiums
------------------------------------------------------------------------------------------------------------------------------
       31,371          32,359   Funds held under reinsurance treaties
------------------------------------------------------------------------------------------------------------------------------
      239,208         356,091   Deposit liabilities
------------------------------------------------------------------------------------------------------------------------------
      220,000         220,000   Long-term debt
------------------------------------------------------------------------------------------------------------------------------
      143,535         190,110   Net payable for securities purchased
------------------------------------------------------------------------------------------------------------------------------
       94,392         117,913   Accounts payable, accrued expenses and other
------------------------------------------------------------------------------------------------------------------------------
    5,024,913       6,260,792   Total Liabilities
------------------------------------------------------------------------------------------------------------------------------
      400,000         400,000   Trust Preferred and Mandatorily Redeemable Preferred Securities
------------------------------------------------------------------------------------------------------------------------------
                                SHAREHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------
       50,164          52,376   Common shares (par value $1.00, issued and outstanding: 2002, 52,375,938; 2001, 50,164,211)
------------------------------------------------------------------------------------------------------------------------------
       10,000          10,000   Preferred shares (par value $1.00, issued and outstanding: 2002 and 2001, 10,000,000;
                                aggregate liquidation preference, $250,000,000)
------------------------------------------------------------------------------------------------------------------------------
      885,678         977,714   Additional paid-in capital
------------------------------------------------------------------------------------------------------------------------------
         (397)           (261)  Deferred compensation
------------------------------------------------------------------------------------------------------------------------------
                                Accumulated other comprehensive income (loss):
------------------------------------------------------------------------------------------------------------------------------
       24,023         119,605   Net unrealized gains on investments, net of tax
------------------------------------------------------------------------------------------------------------------------------
      (58,043)        (30,820)  Currency translation adjustment
------------------------------------------------------------------------------------------------------------------------------
      836,684         948,568   Retained earnings
------------------------------------------------------------------------------------------------------------------------------
    1,748,109       2,077,182   Total Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------
                                Total Liabilities, Trust Preferred and Mandatorily Redeemable Preferred Securities
$   7,173,022   $   8,737,974   and Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

     PartnerRe
     Annual Report 2002

                                                                              61
     PartnerRe Ltd.
     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

     (Expressed in thousands of U.S. dollars, except per share data)

 For the Year      For the Year    FOR THE YEAR
        Ended             Ended           ENDED
 December 31,      December 31,     DECEMBER 31,
         2000              2001            2002   REVENUES
-------------------------------------------------------------------------------------------------------------------------------
$   1,439,515    $    1,878,256    $  2,705,672   Gross premiums written
-------------------------------------------------------------------------------------------------------------------------------
$   1,380,252    $    1,825,096    $  2,655,374   Net premiums written
-------------------------------------------------------------------------------------------------------------------------------
      (65,880)         (191,588)       (229,638)  Increase in unearned premiums
-------------------------------------------------------------------------------------------------------------------------------
    1,314,372         1,633,508       2,425,736   Net premiums earned
-------------------------------------------------------------------------------------------------------------------------------
      273,588           239,608         245,189   Net investment income
-------------------------------------------------------------------------------------------------------------------------------
      (62,740)           20,192          (6,758)  Net realized investment (losses) gains
-------------------------------------------------------------------------------------------------------------------------------
          382             1,688           5,727   Other income
-------------------------------------------------------------------------------------------------------------------------------
    1,525,602         1,894,996       2,669,894   Total Revenues
-------------------------------------------------------------------------------------------------------------------------------
                                                  EXPENSES
-------------------------------------------------------------------------------------------------------------------------------
      975,699         1,631,830       1,715,762   Losses and loss expenses including life policy benefits
-------------------------------------------------------------------------------------------------------------------------------
      319,434           368,147         556,085   Acquisition costs
-------------------------------------------------------------------------------------------------------------------------------
      103,185           117,590         161,706   Other operating expenses
-------------------------------------------------------------------------------------------------------------------------------
       13,029            13,044          12,960   Interest expense
-------------------------------------------------------------------------------------------------------------------------------
       26,034            26,035               -   Amortization of goodwill
-------------------------------------------------------------------------------------------------------------------------------
      (10,348)           (7,054)          3,158   Net foreign exchange (gains) losses
-------------------------------------------------------------------------------------------------------------------------------
    1,427,033         2,149,592       2,449,671   Total Expenses
-------------------------------------------------------------------------------------------------------------------------------
                                                  Income (loss) before distributions related to Trust Preferred and
       98,569          (254,596)        220,223   Mandatorily Redeemable Preferred Securities and taxes
-------------------------------------------------------------------------------------------------------------------------------
                                                  Distributions related to Trust Preferred and Mandatorily Redeemable Preferred
            -             3,002          27,260   Securities
-------------------------------------------------------------------------------------------------------------------------------
      (43,738)          (69,304)          2,661   Income tax (benefit) expense
-------------------------------------------------------------------------------------------------------------------------------
                                                  Net Income (Loss) Before Cumulative Effect of
      142,307          (188,294)        190,302   Adopting New Accounting Standard, Net of Tax
-------------------------------------------------------------------------------------------------------------------------------
            -            27,812               -   Cumulative effect of adopting new accounting standard, net of tax
-------------------------------------------------------------------------------------------------------------------------------
      142,307          (160,482)        190,302   Net Income (Loss)
-------------------------------------------------------------------------------------------------------------------------------
       20,000            20,000          20,000   Preferred dividends
-------------------------------------------------------------------------------------------------------------------------------
$     122,307    $     (180,482)   $    170,302   Net Income (Loss) Available to Common Shareholders
-------------------------------------------------------------------------------------------------------------------------------
                                                  Comprehensive Income (Loss), Net of Tax
-------------------------------------------------------------------------------------------------------------------------------
$     142,307    $     (160,482)   $    190,302   Net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
      183,636           (83,488)         95,582   Change in net unrealized gains or losses on investments
-------------------------------------------------------------------------------------------------------------------------------
      (22,446)          (12,333)         27,223   Change in currency translation adjustment
-------------------------------------------------------------------------------------------------------------------------------
$     303,497    $     (256,303)   $    313,107   Comprehensive Income (Loss)
-------------------------------------------------------------------------------------------------------------------------------
                                                  PER SHARE DATA
-------------------------------------------------------------------------------------------------------------------------------
                                                  Earnings per common share:
-------------------------------------------------------------------------------------------------------------------------------
$        2.48    $        (3.60)   $       3.37   Basic net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
$        2.41    $        (3.60)   $       3.28   Diluted net income (loss)
-------------------------------------------------------------------------------------------------------------------------------
     49,274.8          50,136.8        50,551.0   Weighted average number of common shares outstanding
-------------------------------------------------------------------------------------------------------------------------------
     50,677.5          50,136.8        51,907.7   Weighted average number of common and common equivalent shares outstanding
-------------------------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

     PartnerRe
     Annual Report 2002

62
     PartnerRe Ltd.
     CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

     (Expressed in thousands of U.S. dollars)

For the year   For the year   FOR THE YEAR
ended          ended          ENDED
December 31,   December 31,   DECEMBER 31,
2000           2001           2002             COMMON SHARES
----------------------------------------------------------------------------------------------------------------
$     49,265   $     50,113   $     50,164     Balance at beginning of year
----------------------------------------------------------------------------------------------------------------
        (136)           (52)        (6,000)    Repurchase of common shares
----------------------------------------------------------------------------------------------------------------
         984            103          8,212     Issue of common shares
----------------------------------------------------------------------------------------------------------------
      50,113         50,164         52,376     Balance at end of year
----------------------------------------------------------------------------------------------------------------
                                               PREFERRED SHARES
----------------------------------------------------------------------------------------------------------------
      10,000         10,000         10,000     Balance at beginning and end of year
----------------------------------------------------------------------------------------------------------------
                                               ADDITIONAL PAID-IN CAPITAL
----------------------------------------------------------------------------------------------------------------
     879,603        892,310        885,678     Balance at beginning of year
----------------------------------------------------------------------------------------------------------------
      (4,177)        (1,706)      (283,620)    Repurchase of common shares and warrants
----------------------------------------------------------------------------------------------------------------
      16,884         3,688         380,520     Issue of common shares
----------------------------------------------------------------------------------------------------------------
           -         (8,614)        (4,864)    Issue and adjustment of purchase contract for common shares
----------------------------------------------------------------------------------------------------------------
     892,310        885,678        977,714     Balance at end of year
----------------------------------------------------------------------------------------------------------------
                                               DEFERRED COMPENSATION
----------------------------------------------------------------------------------------------------------------
           -           (534)          (397)    Balance at beginning of year
----------------------------------------------------------------------------------------------------------------
        (545)             -              -     Issue of restricted common shares
----------------------------------------------------------------------------------------------------------------
          11            137            136     Amortization of deferred compensation
----------------------------------------------------------------------------------------------------------------
        (534)          (397)          (261)    Balance at end of year
----------------------------------------------------------------------------------------------------------------
                                               ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
----------------------------------------------------------------------------------------------------------------
     (99,389)        61,801        (34,020)    Balance at beginning of year
----------------------------------------------------------------------------------------------------------------
     183,636        (83,488)        95,582     Unrealized gains (losses) on investments, net of reclassification adjustments
----------------------------------------------------------------------------------------------------------------
     (22,446)       (12,333)        27,223     Currency translation adjustment
----------------------------------------------------------------------------------------------------------------
      61,801        (34,020)        88,785     Balance at end of year
----------------------------------------------------------------------------------------------------------------
                                               RETAINED EARNINGS
----------------------------------------------------------------------------------------------------------------
   1,001,232      1,072,316        836,684     Balance at beginning of year
----------------------------------------------------------------------------------------------------------------
     142,307       (160,482)       190,302     Net income (loss)
----------------------------------------------------------------------------------------------------------------
     (51,223)       (55,150)       (58,418)    Dividends on common shares
----------------------------------------------------------------------------------------------------------------
     (20,000)       (20,000)       (20,000)    Dividends on preferred shares
----------------------------------------------------------------------------------------------------------------
   1,072,316        836,684        948,568     Balance at end of year
----------------------------------------------------------------------------------------------------------------
$  2,086,006   $  1,748,109   $  2,077,182     Total Shareholders' Equity
----------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

     PartnerRe
     Annual Report 2002

                                                                              63
     PartnerRe Ltd.
     CONSOLIDATED STATEMENTS OF CASH FLOWS

     (Expressed in thousands of U.S. dollars)

For the year   For the year   FOR THE YEAR
       ended          ended          ENDED
December 31,   December 31,   DECEMBER 31,
        2000           2001           2002     CASH FLOWS FROM OPERATING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
$    142,307   $   (160,482)  $    190,302     Net income (loss)
----------------------------------------------------------------------------------------------------------------
                                               Adjustments to reconcile net income (loss) to net cash
                                                provided by operating activities:
----------------------------------------------------------------------------------------------------------------
     (18,294)       (16,387)        (2,843)    Accrual of discount on investments, net of amortization of premium
----------------------------------------------------------------------------------------------------------------
      26,034         26,035              -     Amortization of goodwill
----------------------------------------------------------------------------------------------------------------
       -            (27,812)             -     Effect of adopting new accounting standard
----------------------------------------------------------------------------------------------------------------
      62,740        (20,192)         6,758     Net realized investment losses (gains)
----------------------------------------------------------------------------------------------------------------
                                               Changes in:
----------------------------------------------------------------------------------------------------------------
      52,200        191,589        229,638     Unearned premiums
----------------------------------------------------------------------------------------------------------------
     (65,076)      (213,634)      (286,275)    Reinsurance balances receivable
----------------------------------------------------------------------------------------------------------------
    (197,677)       727,044        500,869     Unpaid losses and loss expenses including life policy benefits
----------------------------------------------------------------------------------------------------------------
     (35,528)       (74,872)         2,918     Net taxes recoverable
----------------------------------------------------------------------------------------------------------------
      (4,989)       (66,876)        43,337     Other changes in assets and liabilities
----------------------------------------------------------------------------------------------------------------
      (6,977)          (652)         2,539     Other items, net
----------------------------------------------------------------------------------------------------------------
     (45,260)       363,761        687,243     Net cash (used in) provided by operating activities
----------------------------------------------------------------------------------------------------------------
                                               CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------------------------------------------------------------------------------
   5,614,130      2,885,725      4,152,522     Sales of fixed maturities
----------------------------------------------------------------------------------------------------------------
     203,298        138,589        297,286     Redemptions of fixed maturities
----------------------------------------------------------------------------------------------------------------
  (5,598,978)    (3,545,763)    (4,776,121)    Purchases of fixed maturities
----------------------------------------------------------------------------------------------------------------
       9,943        (22,694)        37,380     Net sales (purchases) of short-term investments
----------------------------------------------------------------------------------------------------------------
    (167,105)      (104,480)      (172,905)    Net purchases of equities
----------------------------------------------------------------------------------------------------------------
     145,000              -              -     Proceeds from disposition of subsidiary
----------------------------------------------------------------------------------------------------------------
     (57,348)             -              -     Cash sold with subsidiary
----------------------------------------------------------------------------------------------------------------
     (44,944)        (6,137)        11,469     Other
----------------------------------------------------------------------------------------------------------------
     103,996       (654,760)      (450,369)    Net cash provided by (used in) investing activities
----------------------------------------------------------------------------------------------------------------
                                               Cash Flows from Financing Activities
----------------------------------------------------------------------------------------------------------------
     (71,223)       (75,150)       (78,418)    Cash dividends paid to shareholders
----------------------------------------------------------------------------------------------------------------
      (4,313)        (1,758)      (289,620)    Repurchase of common shares and warrants
----------------------------------------------------------------------------------------------------------------
      17,323          3,345        388,732     Issue of common shares
----------------------------------------------------------------------------------------------------------------
           -              -         (4,864)    Adjustment on purchase contract for common shares
----------------------------------------------------------------------------------------------------------------
           -        193,543              -     Issue of Trust Preferred Securities
----------------------------------------------------------------------------------------------------------------
           -        193,313              -     Issue of Mandatorily Redeemable Preferred Securities
----------------------------------------------------------------------------------------------------------------
     (58,213)       313,293         15,830     Net cash (used in) provided by financing activities
----------------------------------------------------------------------------------------------------------------
      (4,673)        (4,713)         6,322     Effect of exchange rate changes on cash
----------------------------------------------------------------------------------------------------------------
      (4,150)        17,581        259,026     (Decrease) increase in cash and cash equivalents
----------------------------------------------------------------------------------------------------------------
     438,183        434,033        451,614     Cash and cash equivalents-beginning of year
----------------------------------------------------------------------------------------------------------------
$    434,033   $    451,614   $    710,640     Cash and cash equivalents-end of year
----------------------------------------------------------------------------------------------------------------

See accompanying Notes to Consolidated Financial Statements

     PartnerRe
     Annual Report 2002

64
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION

     PartnerRe Ltd. (the "Company") provides multi-line reinsurance to insurance companies on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd. ("Partner Reinsurance Company"), PartnerRe SA and Partner Reinsurance Company of the U.S. ("PartnerRe U.S."). Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines, and life/annuity and health.

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

2.   ACQUISITION AND DISPOSITION

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

     SALE OF PARTNERRE LIFE INSURANCE COMPANY OF THE U.S.
     On August 4, 2000, the Company concluded the sale (the "Transaction") of its indirect wholly owned subsidiary PartnerRe Life Insurance Company of the U.S., and its subsidiaries Republic-Vanguard Life Insurance Company, Investors Insurance Corporation and Investors Marketing Group, Inc. (collectively "PartnerRe Life U.S."), to SCOR Group. The Company purchased PartnerRe Life U.S. in December 1998 as part of the Winterthur Re acquisition. The total consideration for the Transaction was $155 million, including the repayment by SCOR Group of a $10 million surplus note held by the Company. The Company, through a series of retrocession agreements with SCOR Group, retained certain annuity treaties following the sale.

     PartnerRe
     Annual Report 2002

                                                                              65
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SIGNIFICANT ACCOUNTING POLICIES

     The Company's Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Intercompany accounts and transactions have been eliminated and all subsidiaries have been included in the consolidation. Certain reclassifications have been made to prior year amounts to conform with the current year's presentation. Because effective control of PartnerRe Life U.S. was transferred on July 1, 2000, the second half of 2000 does not include operating results from PartnerRe Life U.S.

(A)  PREMIUMS
     Premiums written and earned are based upon reports received from ceding companies, supplemented by the Company's own estimates of premiums written and earned for which ceding company reports have not been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which are generally one to two years. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force. Annuity and universal life insurance premiums received are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

(B)  LOSSES AND LOSS EXPENSES, INCLUDING LIFE POLICY BENEFITS
     The liability for unpaid losses and loss expenses for Non-life business includes amounts determined from loss reports on individual cases and amounts for losses incurred but not reported. Such reserves are estimated by Management based upon reports received from ceding companies, supplemented by the Company's own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company's own historical experience. To the extent that the Company's own historical experience is inadequate for estimating reserves, such estimates may be actuarially determined based upon industry experience and Management's judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

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

     PartnerRe
     Annual Report 2002

66
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

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

(D)  FUNDS HELD BY REINSURED COMPANIES
     The Company, in order to be competitive in certain markets, writes business on a funds withheld basis. In such an arrangement the reinsured retains the premiums that would have otherwise been paid to the Company and the Company earns interest on these funds. With the exception of those arrangements discussed below, the Company generally earns investment income on the funds held balances based upon a predetermined rate, either fixed at the onset of the contract or based upon a recognized index (e.g., LIBOR). Interest rates at December 31, 2002 ranged from 2.0% to 4.5%.

     In certain circumstances, the Company may receive an investment return based upon the result of a pool of assets held by the reinsured, generally used to collateralize the funds held balance, or the overall investment return earned by the cedent. This is most common in the Company's life insurance business. In these arrangements, gross investment returns are typically reflected in income with a corresponding increase or decrease (net of a spread) being recorded as life policy benefits and held as a policy liability by the Company. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets in as much as the underlying policies may have guaranteed minimum returns.

(E)  DEPOSIT ASSETS AND LIABILITIES

     In the normal course of its operations, the Company enters into certain contracts that do not meet the risk transfer provisions of Statement of Financial Accounting Standards No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (SFAS 113). These contracts are accounted for using the deposit accounting method as per Statement of Position 98-7, "Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk" (SOP 98-7). SOP 98-7 provides guidance on the method of accounting for insurance and reinsurance contracts that do not transfer insurance risk, defined in the SOP as the deposit method. For those contracts, the Company originally records deposit liabilities for an amount equivalent to the assets received. Actuarial studies are used to estimate the final liabilities under these contracts and the appropriate accretion rates to increase the original liabilities over the term of the contracts. The accretion charge of the period is recorded in other income in the Consolidated Statements of Operations.

     Under certain contracts that do not meet the risk transfer provisions, cedents retain the assets on a funds held basis. In those cases, the Company records those assets as deposit assets and records the related income in other income in the Consolidated Statements of Operations.

(F)  INVESTMENTS
     Fixed maturities, short-term and equity investments which are classified as "available for sale" are carried at fair value, based on quoted market prices, with the difference between cost or

     PartnerRe
     Annual Report 2002

                                                                              67
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

     amortized cost and fair value, net of the effect of taxes, included as a separate component of "accumulated other comprehensive income." Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase. Investment purchases and sales are recorded on the trade date. Other invested assets, which consist primarily of non-publicly traded real estate funds, private placement equity investments, and other specialty asset classes, are recorded based on valuation techniques depending on the nature of the individual assets. The valuation techniques used by the Company's investment managers are reviewed by the Company and are generally commensurate with standard valuation techniques for each asset class.

     Fixed maturities, short-term and equity investments which contain convertible features are classified as "trading securities" and carried at fair value, based on quoted market prices, with the change in fair value included in the net realized investment gains and losses in the Consolidated Statements of Operations.

     The Company may utilize financial futures contracts for the purpose of managing certain investment portfolio exposures and duration. Futures contracts are not recognized as assets or liabilities in the accompanying Consolidated Financial Statements as they settle daily. Changes in the market value of futures contracts produce daily cash flows, which are included in net realized investment gains and losses in the Consolidated Statements of Operations. Collateral held by brokers, which is equal to a percentage of the total value of open futures contracts, is included in fixed maturities.

     Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturities and short-term investments. Realized gains and losses on the disposition of investments, which are determined based upon specific identification of the cost of investments sold, are reflected in the Consolidated Statements of Operations.

     The Company regularly evaluates the fair value of its investments to determine whether a decline in fair value below the amortized cost basis (original cost basis for equities) is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the amortized cost of the individual security is written-down to fair value as a new cost basis, and the amount of the write-down is included as a realized investment loss in the period in which the determination of other-than-temporary impairment is made. While the cost basis cannot be adjusted upward when the value of the security subsequently increases, the cost basis may be written-down again if further other-than-temporary impairments are incurred.

(G)  CASH AND CASH EQUIVALENTS
     Cash equivalents are carried at fair value and include debt securities that, at purchase, have a maturity of three months or less.

(H)  GOODWILL
     Goodwill represents the excess of the purchase price over the fair value of the net assets received recorded on the acquisitions of PartnerRe SA and Winterthur Re. SFAS No. 142 "Goodwill and Other Intangible Assets" (SFAS
     142) requires that, upon adoption, goodwill assets cease to be amortized, and the Company perform an initial valuation of its goodwill assets to test them for impairment. The Company is required to update this analysis on an annual basis. If, as a result of the assessment, the Company determines the value of its goodwill asset is impaired, goodwill is to be written-down in the period in which the determination is made. The Company adopted SFAS 142 on January 1, 2002 and neither the Company's initial valuation nor its subsequent valuation has indicated any impairment of the Company's goodwill asset.

     PartnerRe
     Annual Report 2002

68
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

(I)  INCOME TAXES
     Certain subsidiaries and branches of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to operations, or, in certain cases, to "accumulated other comprehensive income" based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes realizable or accruable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the Consolidated Financial Statements and those used in the various jurisdictional tax returns. When Management's assessment indicates it is more likely than not that deferred income tax assets will be not realized, a valuation allowance is recorded against the deferred tax assets.

(J)  TRANSLATION OF FOREIGN CURRENCIES
     The functional currency of the Company is the U.S. dollar. The national currencies of the Company's subsidiaries are generally their functional currencies, except for the Bermuda subsidiaries whose functional currency is the U.S. dollar. In translating the financial statements of those subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average exchange rates for the period. Related translation adjustments and exchange gains and losses on forward exchange contracts, which may be used to hedge these investments, are reported as a separate component of "accumulated other comprehensive income."

     In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the weighted average rates of exchange for the year. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting exchange gains or losses are included in the Consolidated Statements of Operations. Prior to the Company's adoption of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended on January 1, 2001, exchange gains and losses related to the translation of investments classified as available for sale were included in net unrealized gains and losses on investments, a component of "accumulated other comprehensive income." Following the adoption of SFAS 133, the Company records unrealized foreign exchange gains and losses that are covered with designated hedges in the Consolidated Statements of Operations (See Note 3(k)).

(K)  DERIVATIVES AND HEDGING ACTIVITIES
     SFAS 133 requires the recognition of all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the Consolidated Balance Sheets and measurement of those instruments at fair value. The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the Consolidated Financial Statements will depend on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability hedged.

     The Company utilizes derivative financial instruments as part of an overall currency risk management strategy. On the date the Company enters into a derivative contract, Management designates the derivative as a hedge of the identified underlying exposure (a "designated hedge") or as a "non-designated hedge" derivative. As part of its overall strategy to manage the level of currency exposure, the Company uses currency derivatives to hedge the fair value of certain available for sale fixed income securities related to the Company's "liability funds" (funds corresponding to the Company's net reinsurance liabilities). These derivatives have been designated as "fair value hedges" under SFAS 133, and accordingly, the changes in fair value of the derivative and the hedged item are recognized in net realized investment gains and losses in the Consolidated Statements of Operations. Derivatives employed by the

     PartnerRe
     Annual Report 2002

                                                                              69
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

     Company to hedge currency exposure related to other reinsurance assets and liabilities are not designated as hedges under SFAS 133. The changes in fair value of the non-designated hedge and the other reinsurance assets and liabilities are also recognized in net realized investment gains and losses in the Consolidated Statements of Operations.

     The Company's investment strategy allows for the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge a variety of market risks, or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The Company does not designate these derivatives as hedges for accounting purposes. Accordingly, these derivatives are recorded at fair value and changes in the fair value of the derivatives are reported currently in the net realized investment gains and losses in the Consolidated Statements of Operations.

     The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset, liability, firm commitment, or forecasted transaction that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships, both at the hedge inception and on an ongoing basis, in accordance with its risk management policy.

     The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. To the extent that the Company in the future chooses to discontinue hedge accounting related to its fair-value hedge of currency risk related to its available for sale fixed income securities (liability funds) because, based on Management's assessment, the derivative no longer qualifies as an effective fair-value hedge, the derivative will continue to be carried on the Consolidated Balance Sheets at its fair value with changes in its fair value recognized in current period earnings and changes in the fair value of the underlying available for sale fixed income securities due to currency movements will be recorded as a component of "accumulated other comprehensive income."

(L)  TOTAL RETURN AND INTEREST SWAPS
     As a part of the capital market initiative within the Company's Alternative Risk Transfer operations, which underwrite finite reinsurance and capital markets transactions, the Company has entered, since the beginning of the second quarter of 2002, into a limited number of total return and interest rate swaps directly related to securities for which the Company has had an active role in the structuring process. Interest income and interest expenses related to these swaps are reported in net investment income and any fair value adjustments on the swaps, including unrealized gains or losses, are reported in net realized investments gains and losses in the Consolidated Statements of Operations, in accordance with SFAS 133, as amended. The Company records these swaps at fair value, which is determined by obtaining valuations from independent parties. The Company reviews these valuations for reasonableness based on changes in interest rates, credit spreads and credit ratings of the counterparties.

(M)  NET INCOME PER COMMON SHARE
     Diluted net income per common share is based upon the weighted average number of common shares outstanding using the treasury stock method for all potentially dilutive securities, including common share warrants, Series B Cumulative Redeemable Preferred Shares (PEPS) units and options. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share. Basic earnings per share is determined as net income available to common shareholders divided by the weighted average number of common shares outstanding for the period, giving no effect to dilutive securities.

     PartnerRe
     Annual Report 2002

70
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

(N)  STOCK-BASED COMPENSATION
     The Company applies Accounting Principles Board Opinion No. 25 (APB Opinion No. 25) "Accounting for Stock Issued to Employees" to account for employee stock options. Accordingly, no compensation cost has been recognized for grants of stock options under the Company's stock option plans. See Note 11 "Stock and Stock Option Plans" for additional disclosures relating to the Company's accounting for stock based compensation.

(O)  NEW ACCOUNTING PRONOUNCEMENTS
     The Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by SFAS No. 137 "Accounting for Derivative Instruments and Hedging Activities-Deferral of The Effective Date of FASB Statement No. 133" and by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities," on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Company recorded a positive cumulative-effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in earnings of the first quarter to recognize the net gains and losses associated with its fair value currency hedging activities that were previously recorded in "accumulated other comprehensive income." The transition provision did not affect the book value of the Company.

     Additionally, in response to the accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to a "trading" portfolio at January 1, 2001. Such reclassifications were to reduce the administrative burden associated with separately valuing the conversion features (embedded derivatives under SFAS 133). This reclassification resulted in a $4.6 million net loss, after tax, or $0.09 per diluted share, being recognized in earnings of the first quarter of 2001. Prior to this reclassification, this net unrealized loss was included as a component of "accumulated other comprehensive income" and, accordingly, the reclassification did not affect the book value of the Company. Under the provisions of SFAS 133, such a reclassification does not impact the Company's ability to classify other debt securities as available for sale.

     On January 1, 2002 the Company adopted SFAS No. 141, "Business Combinations" (SFAS 141), and SFAS No. 142, "Goodwill and Other Intangible Assets" (SFAS 142). The statements change the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but, instead, be tested annually for impairment. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceases upon adoption of that statement. The Company performed a transitional goodwill impairment test at June 30, 2002 and an annual impairment valuation at September 30, 2002, and has concluded that there is no impairment to the value of the Company's goodwill asset. The Company has established September 30 as the date for performing the Company's annual impairment test. In connection with the transitional goodwill impairment test, the Company has (i) identified its reporting units, (ii) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (iii) determined the fair value of each reporting unit. If the carrying value of any reporting unit had exceeded its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities would have been determined to calculate the amount of goodwill impairment, if any.

     PartnerRe
     Annual Report 2002

                                                                              71
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     3. Significant Accounting Policies (Continuation)

     The adoption of SFAS 141 had no impact on the Company's Consolidated Financial Statements. The adoption of SFAS 142 has resulted in the elimination of an annual amortization expense related to goodwill in the amount of $26.0 million. The following table reflects pro forma net income
     (loss), and basic and diluted net income (loss) per share as if SFAS 142 had been applied since January 1, 2000 ($ 000's except per share data).

                                             2002         2001        2000
     ------------------------------------------------------------------------
     Net Income (loss)
     ------------------------------------------------------------------------
          Net income (loss) as reported    $ 190,302   $ (160,482)  $ 142,307
     ------------------------------------------------------------------------
          Goodwill amortization                    -       26,035      26,034
     ------------------------------------------------------------------------
     Adjusted net income (loss)            $ 190,302   $ (134,447)  $ 168,341
     ------------------------------------------------------------------------
     Basic net income (loss) per share
     ------------------------------------------------------------------------
          Basic net income (loss)
           as reported                     $    3.37   $    (3.60)  $    2.48
     ------------------------------------------------------------------------
          Goodwill amortization                    -         0.52        0.53
     ------------------------------------------------------------------------
     Adjusted basic net income (loss)      $    3.37   $    (3.08)  $    3.01
     ------------------------------------------------------------------------
     Diluted net income (loss) per share
     ------------------------------------------------------------------------
          Diluted net income (loss) per
           share                           $    3.28   $    (3.60)  $    2.41
     ------------------------------------------------------------------------
          Goodwill amortization                    -         0.52        0.52
     ------------------------------------------------------------------------
     Adjusted net income (loss)            $    3.28   $    (3.08)  $    2.93
     ------------------------------------------------------------------------

     In February 2003, the Derivatives Implementation Group of the FASB issued SFAS 133 Implementation Issue No. B36 "Embedded Derivatives: Bifurcation of a Debt Instrument That Incorporates Both Interest Rate Risk and Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Issuer of That Instrument." This new guidance addresses the potential for embedded derivatives within funds held balances relating to certain reinsurance contracts (refer to Note 3(d)). The guidance will be effective for fiscal quarters beginning after June 15, 2003. The Company is in the process of determining the effect that the adoption of this new guidance will have on its operations; however, the Company does not believe that the adoption will have a significant impact on its financial statements.

     In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure" (SFAS 148). SFAS 148 amends existing guidance to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The additional disclosure requirements of SFAS 148 are effective for fiscal years ending after December 15, 2002. Management has elected to continue to follow the intrinsic value method of accounting as prescribed by APB No. 25, to account for employee stock options. Accordingly, no compensation cost has been recognized for grants of stock options under the Option Plan or the Directors' Stock Plan.

     PartnerRe
     Annual Report 2002

72
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   Significant Accounting Policies (Continuation)

     The following table illustrates the effect on net income available to common shareholders and earnings per common share if the Company had applied the fair value recognition provisions with the method of SFAS 123 ($ 000's except per share data):

                                               2002           2001          2000
--------------------------------------------------------------------------------
Net income (loss) available to common
 shareholders:
--------------------------------------------------------------------------------
   As reported                           $  170,302    $  (180,482)   $  122,307
--------------------------------------------------------------------------------
   Pro forma                             $  160,567    $  (187,216)   $  117,157
--------------------------------------------------------------------------------
Earnings (loss) per common share:
   Basic
--------------------------------------------------------------------------------
   As reported                           $     3.37    $     (3.60)   $     2.48
--------------------------------------------------------------------------------
   Pro forma                             $     3.18    $     (3.73)   $     2.38
--------------------------------------------------------------------------------
   Diluted
--------------------------------------------------------------------------------
   As reported                           $     3.28    $     (3.60)   $     2.41
--------------------------------------------------------------------------------
   Pro forma                             $     3.09    $     (3.73)   $     2.31
--------------------------------------------------------------------------------

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45) "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the Company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company's results of operations and financial position.

     In January 2003, the FASB issued Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities". FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either
     (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A variable interest entity may be essentially passive or it may engage in research and development or other activities on behalf of another company. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is in the process of determining the effect that the adoption of FIN 46 will have on its operations; however, the Company does not believe that the adoption will have a significant impact on its financial statements.

PartnerRe
Annual Report 2002

                                                                              73
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4.   INVESTMENTS

(a) FIXED MATURITIES, EQUITIES AND SHORT-TERM INVESTMENTS ON AVAILABLE FOR SALE SECURITIES
     The cost, market value, gross unrealized gains and gross unrealized losses on investments classified as available for sale at December 31, 2002 and 2001, were as follows ($ 000's):

                                                                          Gross Unrealized   Gross Unrealized
                                                              Cost/(1)/              Gains             Losses   Market Value
----------------------------------------------------------------------------------------------------------------------------
2002
----------------------------------------------------------------------------------------------------------------------------
Fixed maturities
----------------------------------------------------------------------------------------------------------------------------
- U.S. Government                                          $    403,708   $         21,030   $           (261)  $    424,477
----------------------------------------------------------------------------------------------------------------------------
- states or political subdivisions of states of the U.S.         98,249              5,921                 (5)       104,165
----------------------------------------------------------------------------------------------------------------------------
- other foreign governments                                     928,840             19,092                  -        947,932
----------------------------------------------------------------------------------------------------------------------------
- corporate                                                   1,728,569             88,886             (6,688)     1,810,767
----------------------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities                            839,016             19,456               (219)       858,253
----------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                        3,998,382            154,385             (7,173)     4,145,594
----------------------------------------------------------------------------------------------------------------------------
Short-term investments                                            3,787                 15                 (1)         3,801
----------------------------------------------------------------------------------------------------------------------------
Equities                                                        493,893             26,844            (47,574)       473,163
----------------------------------------------------------------------------------------------------------------------------
                                                           $  4,496,062   $        181,244   $        (54,748)  $  4,622,558
----------------------------------------------------------------------------------------------------------------------------

                                                                          Gross Unrealized   Gross Unrealized
                                                              Cost/(1)/              Gains             Losses   Market Value
----------------------------------------------------------------------------------------------------------------------------
2001
----------------------------------------------------------------------------------------------------------------------------
Fixed maturities
----------------------------------------------------------------------------------------------------------------------------
- U.S. Government                                          $    477,782   $         16,419   $         (1,847)  $    492,354
----------------------------------------------------------------------------------------------------------------------------
- states or political subdivisions of states of the U.S.         83,149                537               (343)        83,343
----------------------------------------------------------------------------------------------------------------------------
- other foreign governments                                     720,342              8,362             (3,084)       725,620
----------------------------------------------------------------------------------------------------------------------------
- corporate                                                   1,415,508             34,428            (27,303)     1,422,633
----------------------------------------------------------------------------------------------------------------------------
- mortgage / asset-backed securities                            685,987             13,287             (2,465)       696,809
----------------------------------------------------------------------------------------------------------------------------
Total fixed maturities                                        3,382,768             73,033            (35,042)     3,420,759
----------------------------------------------------------------------------------------------------------------------------
Short-term investments                                           39,547                 22                 (5)        39,564
----------------------------------------------------------------------------------------------------------------------------
Equities                                                        408,879             32,707            (40,761)       400,825
----------------------------------------------------------------------------------------------------------------------------
                                                           $  3,831,194   $        105,762   $        (75,808)  $  3,861,148
----------------------------------------------------------------------------------------------------------------------------

     /(1)/ Cost is amortized cost for fixed maturities and short-term investments and original cost for equity securities.

(b)  MATURITY DISTRIBUTION ON AVAILABLE FOR SALE SECURITIES
     The distribution of available for sale fixed maturities and short-term investments at December 31, 2002, by contractual maturity is shown below ($000's):

                                                Amortized Cost    Market Value
     -------------------------------------------------------------------------
     One year or less                           $     395,001     $    399,683
     -------------------------------------------------------------------------
     More than one year through five years          1,290,905        1,338,015
     -------------------------------------------------------------------------
     More than five years through ten years         1,158,753        1,214,477
     -------------------------------------------------------------------------
     More than ten years                              318,494          338,967
     -------------------------------------------------------------------------
     Subtotal                                       3,163,153        3,291,142
     -------------------------------------------------------------------------
     Mortgage / asset-backed securities               839,016          858,253
     -------------------------------------------------------------------------
     Total                                      $   4,002,169     $  4,149,395
     -------------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

74
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     4.   Investments (Continuation)

(c)  CHANGE IN NET UNREALIZED GAINS (LOSSES) ON INVESTMENTS
     The analysis of the change in net unrealized gains (losses) on investments reflected in "accumulated other comprehensive income" for the years ended December 31, 2002, 2001 and 2000, is as follows ($ 000's):

                                                                                 2002           2001          2000
------------------------------------------------------------------------------------------------------------------
Fixed maturities                                                          $   109,221   $     31,291   $   170,435
------------------------------------------------------------------------------------------------------------------
Short-term investments                                                             (2)           136            54
------------------------------------------------------------------------------------------------------------------
Other investments                                                                 113            (41)          (90)
------------------------------------------------------------------------------------------------------------------
Equity securities                                                             (12,677)       (34,890)       16,952
------------------------------------------------------------------------------------------------------------------
                                                                               96,655         (3,504)      187,351
------------------------------------------------------------------------------------------------------------------
Increase in tax liability and other foreign exchange gains or losses           (1,073)       (79,984)       (3,715)
------------------------------------------------------------------------------------------------------------------
Net change reflected in "accumulated other comprehensive income"          $    95,582   $    (83,488)  $   183,636
------------------------------------------------------------------------------------------------------------------

(d)  REALIZED GAINS (LOSSES) ON AVAILABLE FOR SALE SECURITIES
     Proceeds from the sales of investments classified as available for sale for the years ended December 31, 2002, 2001 and 2000, were $5,197.4 million, $3,033.1 million and $5,848.4 million, respectively. Realized investment gains and losses on securities classified as available for sale for the years ended December 31, 2002, 2001 and 2000, were as follows ($ 000's):

                                                                         2002          2001         2000
--------------------------------------------------------------------------------------------------------
Gross realized gains                                              $   113,089   $    92,717   $  121,475
--------------------------------------------------------------------------------------------------------
Gross realized losses excluding other-than-temporary impairments     (105,728)      (52,933)    (138,762)
--------------------------------------------------------------------------------------------------------
Other-than-temporary impairments                                      (33,823)            -            -
--------------------------------------------------------------------------------------------------------
Total net realized investment (losses) gains                      $   (26,462)  $    39,784   $  (17,287)
--------------------------------------------------------------------------------------------------------

     The following table is a reconciliation of the net realized investments gains and losses on securities classified as available for sale to the net realized investments gains and losses in the Consolidated Statements of Operations ($ 000's):

                                                                                   2002          2001          2000
-------------------------------------------------------------------------------------------------------------------
Net realized investment (losses) gains on available for sale securities      $  (26,462)   $   39,784    $  (17,287)
-------------------------------------------------------------------------------------------------------------------
Net realized investment losses on trading securities                             (9,817)      (18,231)      (45,453)
-------------------------------------------------------------------------------------------------------------------
Net unrealized investment gains (losses) on trading securities                    5,262        (1,167)            -
-------------------------------------------------------------------------------------------------------------------
Net realized gains on real estate                                                15,490             -             -
-------------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses) on designated hedging activities           5,394          (441)            -
-------------------------------------------------------------------------------------------------------------------
Net realized investment gains on undesignated hedging activities                  6,503         1,565             -
-------------------------------------------------------------------------------------------------------------------
Other realized investment losses                                                 (3,128)       (1,318)            -
-------------------------------------------------------------------------------------------------------------------
Total net realized investment (losses) gains                                 $   (6,758)   $   20,192    $  (62,740)
-------------------------------------------------------------------------------------------------------------------

     For the years ended December 31, 2002 and 2001, the Company recorded a net gain of $5.4 million and a net loss of $0.4 million, respectively, in the net realized investment gains and losses in the Consolidated Statements of Operations, representing the ineffectiveness of its designated fair value hedging activities.

     PartnerRe
     Annual Report 2002

                                                                              75
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     4.   Investments (Continuation)

     During the year ended December 31, 2002, the Company recorded charges for other-than-temporary impairments relating to its investment portfolio in the aggregate amount of $33.8 million. The Company did not record any such charges during the years ended December 31, 2001 and 2000.

(e)  NET INVESTMENT INCOME
     The components of net investment income for the years ended December 31, 2002, 2001 and 2000, were as follows ($ 000's):

                                                         2002         2001         2000
     ----------------------------------------------------------------------------------
     Fixed maturities, short-term investments,
      cash and cash equivalents                   $   209,747   $  204,143   $  243,722
     ----------------------------------------------------------------------------------
     Equities                                          13,614       14,816        9,294
     ----------------------------------------------------------------------------------
     Funds held and other                              35,527       29,605       30,764
     ----------------------------------------------------------------------------------
     Total return and interest swaps                    1,306            -            -
     ----------------------------------------------------------------------------------
     Investment expenses                              (15,005)      (8,956)     (10,192)
     ----------------------------------------------------------------------------------
     Net investment income                        $   245,189   $  239,608   $  273,588
     ----------------------------------------------------------------------------------

(f)  TRADING SECURITIES
     On January 1, 2001 the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to trading. This reclassification resulted in gross realized gains and losses of $6.3 million and $10.9 million, respectively, being recognized in the Consolidated Statements of Operations in 2001.

     For the years ended December 31, 2002 and 2001, the change in net unrealized investment gains and losses on trading securities being recognized in the Consolidated Statements of Operations resulted in a gain of $5.3 million and a loss of $1.2 million, respectively. There were no gains or losses recognized in prior years since the Company did not classify any of its investments as trading prior to January 1, 2001.

(g)  PLEDGED SECURITIES
     At December 31, 2002 and 2001, cash and securities with a market value of approximately $1,342.9 million and $1,271.9 million, respectively, were deposited, pledged or held in an escrow account to support long-term debt or in favor of ceding companies or government authorities to comply with reinsurance contract provisions and insurance laws.

(h)  CONCENTRATION OF CREDIT RISK
     Excluding debt securities issued by the U.S. and other AAA-rated sovereign governments, the Company is not exposed to any significant credit concentration risk on its investments.

(i)  UNSETTLED TRADES
     Unsettled trades have been netted on the Consolidated Balance Sheets. The gross payable and receivable balances for unsettled trades at December 31, 2002 and 2001 were as follows ($ 000's):

                                                      2002         2001
     ------------------------------------------------------------------
     Receivable for securities sold             $  111,927   $   30,238
     ------------------------------------------------------------------
     Payable for securities purchased             (302,037)    (173,773)
     ------------------------------------------------------------------
     Net payable for securities purchased       $ (190,110)  $ (143,535)
     ------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

76
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   Unpaid Losses and Loss Expenses

     The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses, excluding policy benefits for life contracts, for the years ended December 31, 2002, 2001 and 2000 ($ 000's):

                                                           2002          2001          2000
     --------------------------------------------------------------------------------------
     Gross liability at beginning of year           $ 3,005,628   $ 2,386,032   $ 2,616,556
     --------------------------------------------------------------------------------------
     Reinsurance recoverable at beginning of year       214,891       203,180       205,982
     --------------------------------------------------------------------------------------
     Net liability at beginning of year               2,790,737     2,182,852     2,410,574
     --------------------------------------------------------------------------------------
     Net incurred losses related to:
     --------------------------------------------------------------------------------------
     Current year                                     1,506,860     1,515,006       801,916
     --------------------------------------------------------------------------------------
     Prior years                                         56,118        (7,871)         (112)
     --------------------------------------------------------------------------------------
                                                      1,562,978     1,507,135       801,804
     --------------------------------------------------------------------------------------
     Net paid losses related to:
     --------------------------------------------------------------------------------------
     Current year                                       201,669       209,473       146,433
     --------------------------------------------------------------------------------------
     Prior years                                        923,165       615,276       778,382
     --------------------------------------------------------------------------------------
                                                      1,124,834       824,749       924,815
     --------------------------------------------------------------------------------------
     Effects of exchange rate changes                   211,758       (74,501)     (104,711)
     --------------------------------------------------------------------------------------
     Net liability at end of year                     3,440,639     2,790,737     2,182,852
     --------------------------------------------------------------------------------------
     Reinsurance recoverable at end of year             217,777       214,891       203,180
     --------------------------------------------------------------------------------------
     Gross liability at end of year                 $ 3,658,416   $ 3,005,628   $ 2,386,032
     --------------------------------------------------------------------------------------

     During 2002 the Company incurred losses of $56.1 million relating to adjustments to estimates of prior year's losses. These losses relate primarily to the Company's U.S. casualty facultative business, which has been discontinued, where losses reported by cedents have been higher than was initially expected.

     The table below is a reconciliation of losses and loss expenses including life policy benefits for the years ended December 31, 2002, 2001, and 2000 ($ 000's):

                                              2002          2001        2000
     -----------------------------------------------------------------------
     Net incurred losses related to:
     -----------------------------------------------------------------------
     Non-life                          $ 1,562,978   $ 1,507,135   $ 801,804
     -----------------------------------------------------------------------
     Life                                  152,784       124,695     173,895
     -----------------------------------------------------------------------
     Losses and loss expenses
      including life policy benefits   $ 1,715,762   $ 1,631,830   $ 975,699
     -----------------------------------------------------------------------

     ASBESTOS AND ENVIRONMENTAL CLAIMS
     The Company's reserve for unpaid losses and loss expenses as at December 31, 2002, 2001 and 2000, included $106.8 million, $110.0 million and $128.0 million, respectively, that represent an estimate of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims as at December 31, 2002, 2001 and 2000, was $124.3 million, $136.9 million and $152.8 million, respectively, of which $114.6 million, $113.3 million and $128.0 million, respectively, relate to U.S. casualty exposures arising from business written by PartnerRe SA. (See Note 6). Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company's

PartnerRe
Annual Report 2002

                                                                              77
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     5.   Unpaid Losses and Loss Expenses (Continuation)

     potential losses for these claims. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues which would materially affect its loss and loss expense estimates.

6.   CEDED REINSURANCE

     The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery of a portion of losses and loss adjustment expenses from retrocessionaires. The Company remains liable to the extent the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk. Provisions are made for amounts considered potentially uncollectible. The allowance for uncollectible reinsurance recoverables was $22.7 million and $16.9 million as at December 31, 2002 and 2001, respectively.

     In September 2001, the Company commuted a guaranty from the AGF Group relating to loss development on U.S. casualty exposures arising from business written prior to January 1, 1992, by certain companies that were at the time part of the AGF Group and are currently part of PartnerRe SA. The guaranty was commuted with an effective date of December 31, 2000, and a settlement date of September 4, 2001. The commutation did not have a significant impact on the results of operations for the year ended December 31, 2001. If losses and loss expenses relating to those reserves develop beyond their level as at the date of commutation, the Company will be required to increase loss reserves with a corresponding reduction in income in the period in which the deficiency is identified.

     Net premiums written, net premiums earned and losses and loss expenses including life policy benefits for 2002, 2001, and 2000 are reported net of reinsurance in the Company's Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2002, 2001 and 2000, were as follows ($ 000s):

                      Premiums              Premiums              Losses and
     2002              Written                Earned           Loss Expenses
     -----------------------------------------------------------------------
     Assumed       $ 2,705,672           $ 2,481,693           $   1,741,443
     -----------------------------------------------------------------------
     Ceded              50,298                55,957                  25,681
     -----------------------------------------------------------------------
     Net           $ 2,655,374           $ 2,425,736           $   1,715,762
     -----------------------------------------------------------------------

     2001
     -----------------------------------------------------------------------
     Assumed       $ 1,878,256           $ 1,686,163           $   1,712,604
     -----------------------------------------------------------------------
     Ceded              53,160                52,655                  80,774
     -----------------------------------------------------------------------
     Net           $ 1,825,096           $ 1,633,508           $   1,631,830
     -----------------------------------------------------------------------

     2000
     -----------------------------------------------------------------------
     Assumed       $ 1,439,515           $ 1,378,140           $   1,078,667
     -----------------------------------------------------------------------
     Ceded              59,263                63,768                 102,968
     -----------------------------------------------------------------------
     Net           $ 1,380,252           $ 1,314,372           $     975,699
     -----------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

78
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.   LONG-TERM DEBT

     In connection with the Acquisition, the Company's subsidiary, PartnerRe U.S., obtained a $220.0 million, 5.81% fixed rate bank loan. The loan, which is fully collateralized, is repayable in 2008, with interest payments due semiannually. PartnerRe U.S. incurred interest expense of $13.0 million in 2002, 2001, and 2000, respectively, and paid interest of $13.0 million in each year of 2002, 2001, and 2000 in relation to the loan.

8.   TAXATION

     Under current Bermuda law, neither the Company nor any of its Bermuda-domiciled subsidiaries is required to pay taxes in Bermuda on either income or capital gains. The Company has received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event of any such taxes being imposed, the Company will be exempted until 2016. Certain subsidiaries and branches of the Company operate in, and are subject to taxation by, other jurisdictions.

     Income tax expense (benefit) for the years ended December 31, 2002, 2001 and 2000, and income tax assets as at December 31, 2002, 2001 and 2000, were as follows ($ 000's):

                                                 2002        2001       2000
     -----------------------------------------------------------------------
     Current income tax expense (benefit)  $    2,752  $   (2,557) $  (5,984)
     -----------------------------------------------------------------------
     Deferred income tax benefit                  (91)    (66,747)   (37,754)
     -----------------------------------------------------------------------
     Income tax expense (benefit)          $    2,661  $  (69,304) $ (43,738)
     -----------------------------------------------------------------------
     Net current tax asset                 $    8,954  $    9,924  $  10,525
     -----------------------------------------------------------------------
     Net deferred tax asset                    91,048      83,961     12,471
     -----------------------------------------------------------------------
     Total tax asset                       $  100,002  $   93,885  $  22,996
     -----------------------------------------------------------------------

     Deferred tax assets reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax asset as of December 31, 2002 and 2001, were as follows ($ 000's):

                                                            2002        2001
     -----------------------------------------------------------------------
     Discounting of loss reserves and adjustment to
      life policy reserves                            $   27,891   $  31,100
     -----------------------------------------------------------------------
     Retirement and other compensation plans               2,014       1,887
     -----------------------------------------------------------------------
     Tax loss carry-forwards                             152,090     122,679
     -----------------------------------------------------------------------
     Unearned premium                                     16,604      13,300
     -----------------------------------------------------------------------
     Other deferred tax assets                             6,588       7,723
     -----------------------------------------------------------------------
                                                         205,187     176,689
     -----------------------------------------------------------------------
     Valuation allowance                                 (52,852)    (31,432)
     -----------------------------------------------------------------------
     Deferred tax assets                                 152,335     145,257
     -----------------------------------------------------------------------
     Unrealized appreciation and timing differences
      on investments                                      17,170      13,182
     -----------------------------------------------------------------------
     Deferred acquisition costs                           21,116      20,813
     -----------------------------------------------------------------------
     Tax equalization reserves                            10,190      11,382
     -----------------------------------------------------------------------
     Other deferred tax liabilities                       12,811      15,919
     -----------------------------------------------------------------------
     Deferred tax liabilities                             61,287      61,296
     -----------------------------------------------------------------------
     Net deferred tax asset                           $   91,048   $  83,961
     -----------------------------------------------------------------------

     PartnerRe
     Annual Report

                                                                              79
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     8. Taxation (Continuation)

     As at December 31, 2002, the Company had $152.1 million in net tax operating loss carryforwards that will expire, if not used, between the years 2005 and 2022. The Company has recorded a valuation allowance of $52.9 million related to certain deferred tax assets. The valuation allowance reflects Management's assessment, based on available information, that it is more likely than not that certain deferred tax assets will not be realized in the applicable jurisdiction. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not assured, Management believes it is more likely than not that the remaining deferred tax asset will be realized.

     The following table summarizes the changes in "accumulated other comprehensive income" and the related tax benefit for the years ended December 31, 2002, 2001 and 2000 ($ 000's):

                                                                            Before Tax   Tax Effect   Net of Tax
     -----------------------------------------------------------------------------------------------------------
     2002
     -----------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment                                $   27,223   $        -   $   27,223
     -----------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on investments:
     -----------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on investments arising during the period         70,193      (11,004)      59,189
     -----------------------------------------------------------------------------------------------------------
     Less reclassification adjustment for available for sale securities         26,462        9,931       36,393
     -----------------------------------------------------------------------------------------------------------
                                                                                96,655       (1,073)      95,582
     -----------------------------------------------------------------------------------------------------------
     Change in accumulated other comprehensive income                       $  123,878   $   (1,073)  $  122,805
     -----------------------------------------------------------------------------------------------------------
     2001
     -----------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment                                $  (12,333)  $        -   $  (12,333)
     -----------------------------------------------------------------------------------------------------------
     Unrealized (losses) gains on investments:
     -----------------------------------------------------------------------------------------------------------
     Unrealized (losses) gains on investments arising during the period        (64,828)      15,072      (49,756)
     -----------------------------------------------------------------------------------------------------------
     Less reclassification adjustment for available for sale securities        (39,784)       6,052      (33,732)
                                                                              (104,612)      21,124      (83,488)
     -----------------------------------------------------------------------------------------------------------
     Change in accumulated other comprehensive income                       $ (116,945)  $   21,124   $  (95,821)
     -----------------------------------------------------------------------------------------------------------
     2000
     -----------------------------------------------------------------------------------------------------------
     Foreign currency translation adjustment                                $  (22,446)  $        -   $  (22,446)
     -----------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on investments:
     -----------------------------------------------------------------------------------------------------------
     Unrealized gains (losses) on investments and other foreign exchange
      gains and losses arising during the period                               197,279      (37,993)     159,286
     -----------------------------------------------------------------------------------------------------------
     Less reclassification adjustment for available for sale securities         17,287        7,063       24,350
     -----------------------------------------------------------------------------------------------------------
                                                                               214,566      (30,930)     183,636
     -----------------------------------------------------------------------------------------------------------
     Change in accumulated other comprehensive income                       $  192,120   $  (30,930)  $  161,190
     -----------------------------------------------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

80
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   AGREEMENTS WITH RELATED PARTIES

     The Company was party to agreements with Swiss Reinsurance Company ("Swiss Re," a shareholder), Head Company LLC ("Head Company," a company in which a former board member has a management role), Morgan Stanley (a company in which a former board member had a management role), and their respective affiliates. Head Company LLC was no longer an affiliate of the Company after May 2000 while Morgan Stanley was no longer an affiliate of the Company after May 2001.

     AGREEMENTS WITH SWISS REINSURANCE COMPANY
     The Company utilized, in the conduct of its business, certain underwriting services and licensed technology provided by Swiss Re pursuant to a service agreement. Fees incurred pursuant to the agreement include fixed fees for access to technology and database resources. Fees incurred for each of the years ended December 31, 2002, 2001, and 2000, were $0.2 million, $0.1 million and $0.1 million, respectively.

     In the normal course of their underwriting activities, the Company and certain subsidiaries entered into reinsurance contracts (assumed and ceded) with Swiss Re and certain Swiss Re subsidiaries during 2002 and 2001. Included in the 2002 consolidated results were net ceded premiums written of $1.0 million, net losses and loss expenses, including life policy benefits of $2.5 million and net acquisition costs of $1.1 million. As at December 31, 2002, there were reinsurance balances receivable and recoverable aggregating $21.4 million, unpaid losses and loss expenses, including life policy benefits of $9.1 million and net ceded funds held under reinsurance treaties of $3.0 million. Included in the 2001 consolidated results were net premiums written of $13.6 million, net loss recoveries, including life policy benefits of $2.6 million and net acquisition costs of $5.2 million. As at December 31, 2001, there were reinsurance balances receivable and recoverable aggregating $26.8 million, unpaid losses and loss expenses, including life policy benefits of $20.1 million and net assumed funds held under reinsurance treaties of $0.3 million. Included in the 2000 consolidated results were net premiums written of $13.5 million, net losses and loss expenses, including life policy benefits of $2.9 million and net acquisition costs of $4.7 million.

     INVESTMENT ADVISORY AGREEMENTS
     The Company utilized the services of Swiss Re, Head Asset Management (Bermuda) L.P. ("HAMB"), an affiliate of Head Company, and Morgan Stanley Dean Witter Investment Management and affiliates ("MSDWIM"), a division of Morgan Stanley, to manage portions of its investment portfolio pursuant to investment advisory agreements. Pursuant to these agreements, which are subject to the Company's investment guidelines and other restrictions, the Company paid a fee to each of Swiss Re, HAMB, and MSDWIM. Investment fees expensed for the years ended December 31, 2002, 2001 and 2000, aggregated $1.5 million, $2.4 million and $2.8 million, respectively, under these agreements.

     ISSUANCE OF SECURITIES
     The Company utilized the services of Morgan Stanley as lead underwriter in the issuance of new securities during 2001, as described more fully in Note
     13. The Company paid underwriting fees, in the aggregate, of $12.3 million to all underwriters involved in the transactions.

     PartnerRe
     Annual Report 2002

                                                                              81
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10.  RETIREMENT BENEFIT ARRANGEMENTS

     For employee retirement benefits, the Company actively maintains defined contribution plans, which are contributory or non-contributory depending upon competitive local market practices. In addition, the Company maintains frozen non-contributory defined benefit plans.

     Contributions are based on the participant's base salary and the accumulated benefit for the majority of the plans vests immediately or over a two-year period. Prior to the adoption of the defined contribution plans, the Company had a defined benefit plan covering substantially all of its employees. Effective June 30, 1999, benefit accruals under this plan were frozen, except for certain disabled participants. All employees previously enrolled in defined benefit retirement plans have been transferred to defined contribution plans. As required by law, certain retirement plans also provide for death and disability benefits and lump sum indemnities to employees upon retirement.

     The Company incurred pension expense for these pension arrangements of $7.9 million, $5.7 million and $5.4 million for the years ended December 31, 2002, 2001, and 2000, respectively.

11.  STOCK AND STOCK OPTION PLANS

     STOCK OPTION PLAN
     The Company has adopted a Stock Option Plan (the "Option Plan") under which the Company may grant, subject to certain restrictions, incentive ("ISOs") and non-qualified ("NQSOs") stock options to directors and employees of the Company. The Option Plan is administered by the Human Resource Committee of the Board of Directors (the "Committee"). Under the Option Plan, ISOs may only be granted to employees of the Company, while NQSOs may be granted to employees, directors and consultants to the Company and to any other person selected by the Committee.

     Pursuant to the terms of the Option Plan, the dates on which each option can be exercised, the expiration date of each option and the purchase price of shares subject to each option shall be fixed by the Committee at the time such options are granted. The exercise price of the options will be subject to a minimum price, in the case of ISOs, equal to the fair market value, as defined in the plan, of the common shares on the date of grant and a minimum price in the case of NQSOs, equal to the par value of the common shares. No options shall be exercisable after ten years from the date of grant. A total of two million Common Shares may be issued under the Option Plan.

     EMPLOYEE INCENTIVE PLAN
     The Company has adopted an Employee Incentive Plan (the "EIP") under which the Company may grant, subject to certain restrictions, stock options, restricted stock ("RS"), phantom stock units ("PSU"), performance units ("PU"), and performance shares ("PS") to employees of the Company. The EIP is administered by the Committee.

     Pursuant to the terms of the EIP, awards may be granted to eligible employees at any time, in any amount, as determined by the Committee. The RS and PSU awards will be subject to terms, conditions, restrictions and restricted periods fixed by the Committee that may be linked to prescribed performance goals. The PU and PS awards will be subject to performance goals that shall be fixed by the Committee. A total of 3,500,000 Common Shares may be issued under the EIP.

     PartnerRe
     Annual Report 2002

82
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     11. Stock and Stock Option Plans (Continuation)

     The Company issued 10,000 restricted shares in 2000 with a weighted-average grant date fair value of $54.50 per share. These shares will vest no earlier than four years from the grant date. The Company incurred compensation expense for restricted share grants in the years ended December 31, 2002, 2001 and 2000, of approximately $136,000, $137,000, and
     $11,000, respectively. Related deferred compensation expense at December 31, 2002 and 2001, was $261,000 and $397,000, respectively.

     NON-EMPLOYEE DIRECTORS' STOCK PLAN
     The Company has adopted a non-employee Directors' Stock Plan (the "Directors' Stock Plan"). Under the terms of the Directors' Stock Plan, non-employee Directors receive $40,000 in annual fees, paid at each annual shareholders' meeting, in Common Shares ("Directors' Shares") or cash, depending on their election. The Directors' Stock Plan also provides for automatic annual awards of stock options to purchase 8,000 Common Shares at an exercise price per share equal to the market value per share at the time of grant, to be made to non-employee Directors at each successive annual shareholders' meeting. No options shall be exercisable after ten years from the date of grant. A total of 800,000 Common Shares may be issued under the Directors' Stock Plan.

     EMPLOYEE SHARE PURCHASE PLAN
     The Employee Share Purchase Plan (the "ESPP") was approved by the shareholders of the Company at the May 19, 2000, Annual General Meeting and amended on February 25, 2002. The ESPP is administered by the Committee and meets the requirement of Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The ESPP has one offering period per year with two purchase periods of six months. All employees are eligible to participate in the ESPP and can contribute between 1% and 10% of their base salary towards the purchase of PartnerRe Ltd. shares up to the limit set by the Code. Employees who enroll in the ESPP may purchase PartnerRe Ltd. shares at a 15% discount of the fair market value. Participants in the ESPP are eligible to receive dividends on their PartnerRe Ltd. shares as of the purchase date. The number of Common Shares available for issue under the ESPP was reduced from 500,000 to 300,000 on the establishment of the Swiss Share Purchase Plan.

     SWISS SHARE PURCHASE PLAN
     In February 2002, the Board of Directors approved the establishment of the Swiss Share Purchase Plan (the "SSPP"). At that time, 200,000 Common Shares were relinquished from the ESPP and designated as available to issue under the SSPP. The SSPP is administered by the Committee. The SSPP has two offering periods a year with two purchase periods of six months. All Swiss employees are eligible to participate in the SSPP and can contribute between 1% and 8% of their base salary towards the purchase of PartnerRe Ltd. shares up to a maximum of 5,000 Swiss francs per annum. Employees who enroll in the SSPP may purchase PartnerRe Ltd. shares at a 40% discount of the fair market value. Once purchased, there is a restriction upon transfer or sale of these shares for a period of two years following purchase. Participants in the SSPP are eligible to receive dividends on their PartnerRe Ltd. shares as of the purchase date. A total of 200,000 common shares may be issued under the SSPP.

     PartnerRe
     Annual Report 2002

                                                                              83
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     11. Stock and Stock Option Plans (Continuation)

     A summary of the status of the Company's outstanding stock options as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates, is presented below:

                                              2002                         2001                         2000
                                          Weighted                     Weighted                     Weighted
                                           Average                      Average                      Average
                          Options   Exercise Price     Options   Exercise Price     Options   Exercise Price
------------------------------------------------------------------------------------------------------------
Outstanding at
 beginning of year      2,446,080   $        40.29   2,074,642   $        37.62   2,182,008   $        31.59
------------------------------------------------------------------------------------------------------------
Granted                   742,752            53.26     544,742            49.87     755,969            37.11
------------------------------------------------------------------------------------------------------------
Exercised                (180,236)           32.25     (93,306)           35.75    (806,987)           20.69
------------------------------------------------------------------------------------------------------------
Forfeited                 (20,338)           45.77     (79,998)           41.59     (56,348)           38.37
------------------------------------------------------------------------------------------------------------
Outstanding at end
 of year                2,988,258            43.96   2,446,080            40.29   2,074,642            37.62
------------------------------------------------------------------------------------------------------------
Options exercisable
 at year end            1,127,693   $        40.06   1,054,060   $        37.50     980,352  $         36.24
------------------------------------------------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2002, 2001 and 2000, respectively: risk free interest rates of 5.0%, 5.1%, and 6.4%, expected lives of seven years, expected volatility of 25%, and a dividend yield of 2%. The weighted average fair value of options granted during 2002, 2001 and 2000, was $15.95, $14.80, and $10.61, respectively.

     The following table summarizes information about stock options outstanding at December 31, 2002:

                                           OPTIONS OUTSTANDING          OPTIONS EXERCISABLE
-------------------------------------------------------------------------------------------
                                          Weighted
                                           Average    Weighted                     Weighted
                                         Remaining     Average                      Average
Range of                    Number     Contractual    Exercise        Number       Exercise
Exercise Prices        Outstanding            Life       Price   Exercisable          Price
-------------------------------------------------------------------------------------------
$ 19.38 - $ 30.56          270,427        3.8 years  $   25.27       229,227   $      24.33
-------------------------------------------------------------------------------------------
$ 30.71 - $ 41.33          856,910        6.7            35.88       319,184          35.91
-------------------------------------------------------------------------------------------
$ 41.54 - $ 48.74          638,400        6.7            46.44       295,960          45.88
-------------------------------------------------------------------------------------------
$ 48.74 - $ 51.95          500,557        8.0            50.50       258,407          50.77
-------------------------------------------------------------------------------------------
$ 52.15 - $ 55.57          721,964        8.5            53.82        24,915          53.71
-------------------------------------------------------------------------------------------
$ 19.38 - $ 55.57        2,988,258        7.1        $   43.96     1,127,693   $      40.06
-------------------------------------------------------------------------------------------

     Exercise prices for all options issued during 2002, 2001 and 2000, equaled the average market price of the stock on the grant date.

     The Company applies APB Opinion No. 25 in accounting for stock options. Accordingly, no compensation cost has been recognized for grants of stock options under the Option Plan or the Directors' Stock Plan. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), the Company's net income available to common shareholders and earnings per Common Share would have been reduced to the pro forma amounts indicated as follows ($ 000's except per share data):

     PartnerRe
     Annual Report 2002

84
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     11. Stock and Stock Option Plans (Continuation)

                                                               2002          2001          2000
     ---------------------------------------------------------------------------------------------
     Net income (loss) available to common shareholders:
     ---------------------------------------------------------------------------------------------
        As reported                                         $   170,302   $  (180,482)  $  122,307
     ---------------------------------------------------------------------------------------------
        Pro forma                                           $   160,567   $  (187,216)  $  117,157
     ---------------------------------------------------------------------------------------------
     Earnings (loss) per common share:
        Basic
     ---------------------------------------------------------------------------------------------
        As reported                                         $      3.37   $     (3.60)  $     2.48
     ---------------------------------------------------------------------------------------------
        Pro forma                                           $      3.18   $     (3.73)  $     2.38
     ---------------------------------------------------------------------------------------------
        Diluted
     ---------------------------------------------------------------------------------------------
        As reported                                         $      3.28   $     (3.60)  $     2.41
     ---------------------------------------------------------------------------------------------
        Pro forma                                           $      3.09   $     (3.73)  $     2.31
     ---------------------------------------------------------------------------------------------

12.  DIVIDEND RESTRICTIONS AND STATUTORY REQUIREMENTS

     The Company's ability to pay common and preferred shareholders' dividends and its operating expenses is dependent on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the "reinsurance subsidiaries"). The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French laws and certain insurance statutes of New York State, in which the reinsurance subsidiaries of PartnerRe U.S. are domiciled. The restrictions are generally based on net income and/or certain levels of policyholders' earned surplus as determined in accordance with the relevant statutory accounting practices. At December 31, 2002, 2001, and 2000, there were no material statutory restrictions on the reinsurance subsidiaries' abilities to pay dividends except that PartnerRe U.S., a company licensed in the U.S., may not pay cash dividends without prior regulatory approval.

     The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities ("statutory basis"), maintain minimum levels of solvency and liquidity, and comply with risk based capital requirements and licensing rules. As of December 31, 2002, the reinsurance subsidiaries' solvency, liquidity, and risk-based capital amounts were well in excess of the minimum levels required. The typical adjustments to insurance statutory amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of deferred income taxes, valuation of bonds at market and presenting ceded reinsurance balances gross of assumed balances.

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

     The Trust used the proceeds from the sale of the Trust Preferred Securities to buy an equal principal amount of 7.90% junior subordinated debt securities of PartnerRe Finance and will distribute any cash payments it receives thereon to the holders of its preferred and common securities. The Trust will redeem the Trust Preferred Securities on December 31, 2031, which date may be extended to a date no later than December 31, 2050, and may redeem them earlier, subject to the early redemption provisions of the subordinated Debentures (discussed below). Distributions on the Trust Preferred Securities are payable quarterly at an annual rate

     PartnerRe
     Annual Report 2002

                                                                              85
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     13. Trust Preferred and Mandatorily Redeemable Preferred Securities (Continuation)

     of 7.90%. The Trust may defer these payments for up to 20 consecutive quarters ("the extension period"), but not beyond the maturity of Trust Preferred Securities. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

     The sole asset of the Trust consists of 7.90% Junior Subordinated Debt securities (the "Subordinated Debentures") with a principal amount of $206.2 million issued by PartnerRe Finance. The Subordinated Debentures mature on December 31, 2031, which date may be extended to a date no later than December 31, 2050, and may be redeemed earlier, but no earlier than November 21, 2006. Interest on the Subordinated Debentures is payable quarterly at a rate of 7.90%. PartnerRe Finance may defer interest payments for up to 20 consecutive quarters, but not beyond the maturity of the Subordinated Debentures. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

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

     The Company must redeem the Series B Preferred Shares on June 30, 2005, at a redemption price of $50 per Series B Preferred Share, plus all accrued and unpaid dividends, if any, on that date. The Company may not redeem the Series B Preferred Shares prior to that date. The Series B Preferred Shares rank on parity with the Company's Series A Cumulative Preferred Shares. (See Note 14.)

     PartnerRe
     Annual Report 2002

86
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  SHAREHOLDERS' EQUITY

     AUTHORIZED SHARES
     At December 31, 2002 and 2001, the total authorized shares of the Company were 150 million shares and 120 million shares, respectively, par value $1.00 per share. In 2002, 100 million shares were designated as Common Shares, 10 million shares were designated as 8% Series A Cumulative Preferred Shares, 4 million shares were designated as Series B Cumulative Preferred Shares (See Note 13) and 36 million shares remained undesignated. In 2001, 100 million shares were designated as Common Shares, 10 million shares were designated as 8% Series A Cumulative Preferred Shares, 4 million shares were designated as Series B Cumulative Preferred Shares (See
     Note 13) and 6 million shares remained undesignated.

     COMMON SHARES
     In November 2002, the Company issued 8 million Common Shares, at an initial price to the public of $46.40 per share net of underwriting fees, for net proceeds of $371.2 million. The net proceeds from the offering were used in part to repurchase 6 million Common Shares from Swiss Reinsurance Company and certain of its affiliates at a price per share equal to the Company's net proceeds after commissions. The repurchased shares were cancelled and are no longer outstanding.

     CLASS B WARRANTS
     In 1993, in connection with the issuance of Common Shares, the Company issued Class B Warrants to purchase, in the aggregate, up to approximately
     6.8 million Common Shares provided certain performance criteria were met. The exercise price is also subject to adjustment upon the occurrence of certain events relating principally to changes in the number of Common Shares, options or Warrants outstanding. Twenty percent of the Class B Warrants were available for vesting on each of the first five anniversary dates of the issue of the Warrants. The vesting conditions for the Class B Warrants available for vesting in November 1998, 1996, 1995 and 1994, which aggregated to 5.5 million Warrants, were not met and those Warrants have been forfeited. The vesting conditions for the 1.3 million Class B Warrants available for vesting in November 1997 were met and those Warrants are available for exercise through November 2004 at an exercise price of $17 per share.

     SERIES A CUMULATIVE PREFERRED SHARES
     In 1997, the Company issued 10 million of the Company's 8% Series A Cumulative Preferred Shares, par value $1.00 per share, for net proceeds of $242.2 million, 2 million shares of which were issued to Swiss Re. Cumulative dividends of $0.50 per share are payable quarterly. Effective July 10, 2002, the Company may, under certain circumstances, described in the Company's Bye-Laws and the Certificate of Designation, redeem the stock, in whole or in part, for $25.00 per share plus accrued dividends. In the event of liquidation of the Company, the holders of outstanding Preferred Shares would have preference over the common shareholders and would receive a distribution of $25.00 per share plus accrued dividends.

     PartnerRe
     Annual Report 2002

                                                                              87
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     14. Shareholders' Equity (Continuation)

     EARNINGS PER SHARE

     The reconciliation of basic and diluted earnings per share is as follows ($ 000's except per share amounts):

                                                              2002                              2001                            2000
                                     Income      Shares  Per Share      Income     Shares  Per Share     Income    Shares  Per Share
------------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                 $ 190,302                         $ (160,482)                       $ 142,307
------------------------------------------------------------------------------------------------------------------------------------
Preferred stock dividends           (20,000)                           (20,000)                         (20,000)
------------------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
------------------------------------------------------------------------------------------------------------------------------------
  Net income (loss) available
   to common shareholders         $ 170,302    50,551.0  $    3.37  $ (180,482)  50,136.8  $   (3.60) $ 122,307  49,274.8  $    2.48
------------------------------------------------------------------------------------------------------------------------------------
Effect of Dilutive
 Securities:/(1)/
------------------------------------------------------------------------------------------------------------------------------------
  Class B Warrants                                896.7                                                             873.8
------------------------------------------------------------------------------------------------------------------------------------
Stock Options                                     460.0                                                             528.9
------------------------------------------------------------------------------------------------------------------------------------
Diluted Earnings Per Share
------------------------------------------------------------------------------------------------------------------------------------
  Net income available to
   common shareholders            $ 170,302    51,907.7  $    3.28                                    $ 122,307  50,677.5  $    2.41
------------------------------------------------------------------------------------------------------------------------------------

     /(1)/ Diluted net loss per share has not been shown for 2001 because the effect of dilutive securities would have been antidilutive. For the 2001 period, the weighted average number of common and common equivalent shares outstanding amounted to 51,566.5 shares after the dilutive effect of Class B warrants and stock options of 899.6 and 530.1, respectively.

15.  COMMITMENTS

     LEASE ARRANGEMENTS
     The Company leases office space under operating leases expiring in various years through 2012. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments, exclusive of escalation clauses, on non-cancelable leases as of December 31, 2002 ($ 000's):

     Period                              Amount
     ------------------------------------------
     2003                              $ 13,046
     ------------------------------------------
     2004                                13,272
     ------------------------------------------
     2005                                13,035
     ------------------------------------------
     2006                                12,250
     ------------------------------------------
     2007                                 7,777
     ------------------------------------------
     2008 through 2012                 $ 28,521
     ------------------------------------------

     Rent expense for the years ended December 31, 2002, 2001 and 2000, was $13.5 million, $11.2 million and $9.2 million, respectively.

     PREMIUM EQUITY PARTICIPATING SECURITY UNITS
     Under the terms of the Company's 8% Premium Equity Participating Security Units (PEPS Units) the Company is obligated, under the Purchase Contract component, to make a contract adjustment payment of $1.195 per unit per year or 2.39% of the stated amount of $50. Future payments under these contracts will amount to $9.6 million through December 31, 2004.

     PartnerRe
     Annual Report 2002

88
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     15. Commitments (Continuation)

     EMPLOYMENT AGREEMENTS
     The Company has entered into employment agreements with its executive officers. These agreements provide for annual compensation in the form of salary, benefits, bonus, options to purchase shares in the Company and the reimbursement of certain expenses, as well as certain severance provisions.

     U.S. LIFE REPRESENTATIONS AND WARRANTIES
     As part of the agreement to sell the U.S. life operations in 2000, the Company entered into certain representations and warranties, extending through 2008, related to the enterprise being sold. At the time of the sale the Company established a reserve of $15.0 million for potential future claims against such representations and warranties.

     OTHER AGREEMENTS
     The Company has entered into service agreements and lease contracts that provide for information technology support and computer equipment. Future payments under these contracts will amount to $2.8 million through 2006.

16.  FAIR VALUE OF FINANCIAL INSTRUMENTS

     For certain financial instruments where quoted market prices are not available, Management's best estimate of fair value may be based on quoted market prices of similar instruments or on other valuation techniques. SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" (SFAS 107) excludes insurance contracts, other than financial guarantees and investment contracts and certain other financial instruments.

     The following methods and assumptions were used by the Company in estimating fair market value of each class of financial instruments recorded on the Consolidated Balance Sheets.

     Fair value for fixed maturities, short-term investments, equities and trading securities are based on quoted market prices. Carrying value of other invested assets approximates fair value. Policy benefits for life and annuity contracts have a fair value equal to the cash value available to the policyholder should the policyholder surrender the policy. Fair value of long-term debt has been calculated as the present value of estimated future cash flows using a discount rate reflective of current market interest rates. For Trust Preferred Securities and PEPS Units, fair value is based on quoted market prices, while carrying value is based on the liquidation value of the securities.

     PartnerRe
     Annual Report 2002

                                                                              89
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     16. Fair Value of Financial Instruments (Continuation)

     The carrying values and fair values of the financial instruments recorded in the Consolidated Balance Sheets as at December 31, 2002 and 2001, were as follows ($ 000's):

                                                                                   2002                           2001
                                                          Carrying Value     Fair Value   Carrying Value    Fair Value
     -----------------------------------------------------------------------------------------------------------------
     ASSETS
     -----------------------------------------------------------------------------------------------------------------
     Fixed maturities                                     $    4,145,594   $  4,145,594   $    3,420,759   $ 3,420,759
     -----------------------------------------------------------------------------------------------------------------
     Short-term investments                                        3,801          3,801           39,564        39,564
     -----------------------------------------------------------------------------------------------------------------
     Equities                                                    473,163        473,163          400,825       400,825
     -----------------------------------------------------------------------------------------------------------------
     Trading securities                                           75,284         75,284           77,452        77,452
     -----------------------------------------------------------------------------------------------------------------
     Other invested assets                                         3,630          3,630           20,500        20,500
     -----------------------------------------------------------------------------------------------------------------
     LIABILITIES
     -----------------------------------------------------------------------------------------------------------------
     Net policy benefits for life and annuity contracts   $      815,978   $    815,978   $      693,250   $   693,250
     -----------------------------------------------------------------------------------------------------------------
     Long-term debt                                              220,000        238,310          220,000       220,140
     -----------------------------------------------------------------------------------------------------------------
     TRUST PREFERRED, MANDATORILY REDEEMABLE PREFERRED
      SECURITIES AND PURCHASE CONTRACTS
     -----------------------------------------------------------------------------------------------------------------
     Trust Preferred Securities                           $      200,000   $    205,840   $      200,000   $   200,000
     -----------------------------------------------------------------------------------------------------------------
     Mandatorily Redeemable Preferred Securities
      and Purchase Contracts (PEPS Units)                        200,000        210,800          200,000       225,200
     -----------------------------------------------------------------------------------------------------------------

     FOREIGN EXCHANGE FORWARD CONTRACTS
     The Company utilizes foreign exchange contracts as part of its overall currency risk management and investment strategies. In accordance with SFAS 133, these derivative instruments are shown on the Consolidated Balance Sheets at fair value, with changes in their fair value recognized in the Consolidated Statements of Operations.

     The Company is exposed to credit risk in the event of non-performance by the other parties to the contracts. However, because the counterparties to these agreements are high quality international banks, the Company does not anticipate non-performance. The difference between the contract amounts and the related market value is the Company's maximum credit exposure.

     Forward foreign exchange contracts outstanding at December 31, 2002 and 2001 were as follows ($ 000's):

                                                    2002                                   2001
                                                     Net                                    Net
                                              Unrealized                             Unrealized
                       Contract       Market       Gains     Contract        Market       Gains
                         Amount        Value    (Losses)       Amount         Value    (Losses)
     ------------------------------------------------------------------------------------------
     Receivable     $ 1,889,021  $ 1,892,039  $    3,018  $ 1,745,614  $  1,745,526  $      (88)
     ------------------------------------------------------------------------------------------
     Payable         (1,889,021)  (1,892,269)     (3,248)  (1,745,614)   (1,745,335)        279
     ------------------------------------------------------------------------------------------
     Net            $         -  $      (230) $     (230) $         -  $        191  $      191
     ------------------------------------------------------------------------------------------

     FUTURES CONTRACTS
     Exchange traded bond and note futures are used by the Company as substitutes for ownership of the physical bonds and notes for the purposes of managing portfolio duration. Bond and note futures net positions were $nil at December 31, 2002 and 2001.

17.  CREDIT AGREEMENTS

     In the normal course of its operations, the Company enters into agreements with financial institutions to provide unsecured credit facilities. As at December 31, 2002, the total amount of such credit facilities available to the Company was $748.1 million. These facilities are used

     PartnerRe
     Annual Report 2002

90
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     17. Credit Agreements (Continuation)

     primarily for the issuance of letters of credit. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured basis in the amount of $360.9 million and $283.5 million at December 31, 2002 and 2001, respectively, in respect of reported loss and unearned premium reserves.

     Included in the total credit facilities available to the Company is a $600 million syndicated, unsecured 364-day credit facility. When this credit facility was put in place in June 2002, the Company terminated similar pre-existing facilities aggregating $225 million.

     Some of the credit facilities contain customary default and cross default provisions and require that the Company maintains certain covenants, including the following:

          i. a financial strength rating from A.M. Best Company of at least "A-" (for our material reinsurance subsidiaries which are rated by A.M Best Company);
          ii. maximum ratio of total debt to total capitalization of 35%. For the purposes of this covenant, "debt" does not include Trust Preferred and Mandatorily Redeemable Preferred Shares; and
          iii. a minimum consolidated tangible net worth of $1.25 billion plus 50 percent of cumulative net income since January 1, 2002 (total of $1.35 billion at December 31, 2002). For the purposes of this covenant, "consolidated tangible net worth" includes Trust Preferred and Mandatorily Redeemable Preferred Shares and excludes goodwill.

     The Company's breach of any of these covenants would result in an event of default, upon which the Company would likely be required to repay any outstanding borrowings and replace letters of credit issued under these facilities. At December 31, 2002, the Company's total debt to total capitalization ratio was 8.2% and its consolidated tangible net worth (as defined under the terms of these facilities) was $2.05 billion.

18.  SEGMENT INFORMATION

     Following a realignment of its operations effective January 1, 2002, the Company changed its reporting segments to reflect the way its business will be managed going forward. The Company monitors the performance of its underwriting operations in two segments, Non-life and Life. The Non-life segment is further divided into three sub-segments, U.S. Property and Casualty, Global (Non-U.S.) Property and Casualty and Worldwide Specialty. The Life segment includes Life, Health and Annuity lines of business. Segments represent markets that are reasonably homogeneous in terms of geography, client types, buying patterns, underlying risk patterns and approach to risk management.

     The U.S. and Global (Non-U.S.) Property and Casualty sub-segments include property and casualty business as well as motor business. These lines are generally written in local markets. The U.S. Property and Casualty sub-segment is comprised of property, casualty and motor risks generally originating in the United States, written by PartnerRe U.S. The Global (Non-U.S.) Property and Casualty sub-segment is comprised of property, casualty and motor business generally originating outside of the United States, written by Partner Reinsurance Company and PartnerRe SA. The Worldwide Specialty sub-segment is comprised of business that is generally considered to be specialized due to the sophisticated technical underwriting required to analyze risks, and is global in nature, in as much as appropriate risk management for these lines requires a globally diversified portfolio of risks. This segment consists of several lines of business for which the Company believes it has developed specialized knowledge and underwriting capabilities. These lines of business include agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, and other lines.

     Because the Company does not manage its assets by segment, investment income is not allocated to the Non-life sub-segments of the reinsurance operations. However, because of the interest sensitive nature of some of the Company's Life products, investment income is considered in Management's assessment of the profitability of the Life segment of the

     PartnerRe
     Annual Report 2002

                                                                              91
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     18. Segment Information (Continuation)

     reinsurance operations. The following items are not considered in evaluating the results of each segment: net realized investment gains and losses, other income, other operating expenses, amortization of goodwill, interest expense, distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net foreign exchange gains and losses, income tax expense or benefit and preferred share dividends. Segment revenues and profits or losses are shown net of intercompany transactions.

     Management measures segment results for the Non-life segments on the basis of the "technical ratio," which is obtained by dividing the sum of the loss and loss adjustment expenses and acquisition costs by net premiums earned. Management measures segment results for the Life segment on the basis of "technical result," which is defined as net premiums earned less loss and loss adjustment expenses and acquisition costs. The following table provides a summary of the segment revenues and results for the years ended December 31, 2002, 2001, and 2000 ($ millions except ratios). The information for all periods presented has been reclassified to conform to the new segmentation.

                                                       2002          2001          2000
     ----------------------------------------------------------------------------------
     Non-Life Segment
     U.S. Property and Casualty
     ----------------------------------------------------------------------------------
        Net premiums written                   $      649.0   $     411.0   $     291.6
     ----------------------------------------------------------------------------------
        Net premiums earned                           600.0         345.7         268.7
     ----------------------------------------------------------------------------------
        Loss and expense ratio                         74.3%        128.3%         81.5%
     ----------------------------------------------------------------------------------
        Acquisition costs ratio                        26.8          24.8          23.2
     ----------------------------------------------------------------------------------
        Technical ratio /(1)/                         101.1%        153.1%        104.7%
     ----------------------------------------------------------------------------------
     Global (Non-U.S.) Property and Casualty
     ----------------------------------------------------------------------------------
        Net premiums written                   $      599.8   $     479.7   $     439.8
     ----------------------------------------------------------------------------------
        Net premiums earned                           560.2         451.2         426.8
     ----------------------------------------------------------------------------------
        Loss and expense ratio                         78.3%         86.0%         71.0%
     ----------------------------------------------------------------------------------
        Acquisition costs ratio                        25.1          24.8          27.9
     ----------------------------------------------------------------------------------
        Technical ratio /(1)/                         103.4%        110.8%         98.9%
     ----------------------------------------------------------------------------------
     Worldwide Specialty
     ----------------------------------------------------------------------------------
        Net premiums written                   $    1,232.0   $     802.4   $     476.3
     ----------------------------------------------------------------------------------
        Net premiums earned                         1,095.2         704.8         446.0
     ----------------------------------------------------------------------------------
        Loss and expense ratio                         61.9%         95.8%         62.8%
     ----------------------------------------------------------------------------------
        Acquisition costs ratio                        17.7          20.3          21.5
     ----------------------------------------------------------------------------------
        Technical ratio /(1)/                          79.6%        116.1%         84.3%
     ----------------------------------------------------------------------------------
     TOTAL NON-LIFE SEGMENT
     ----------------------------------------------------------------------------------
        Gross premiums written                 $    2,523.4   $   1,739.5   $   1,253.0
     ----------------------------------------------------------------------------------
        Net premiums written                        2,480.8       1,693.1       1,207.7
     ----------------------------------------------------------------------------------
        Net premiums earned                         2,255.4       1,501.7       1,141.5
     ----------------------------------------------------------------------------------
        Loss and expense ratio                         69.3%        100.4%         70.2%
     ----------------------------------------------------------------------------------
        Acquisition costs ratio                        22.0          22.7          24.3
     ----------------------------------------------------------------------------------
        Other overhead expense ratio                    6.6           7.1           8.0
     ----------------------------------------------------------------------------------
        Expense ratio                                  28.6          29.8          32.3
     ----------------------------------------------------------------------------------
        Combined ratio                                 97.9%        130.2%        102.5%
     ----------------------------------------------------------------------------------

     PartnerRe
     Annual Report 2002

92
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     18. Segment Information (Continuation)

                                    2002       2001       2000
     ---------------------------------------------------------
     TOTAL LIFE SEGMENT
     ---------------------------------------------------------
        Gross premiums written   $ 182.3   $  138.8   $  186.5
     ---------------------------------------------------------
        Net premiums written       174.6      132.0      172.6
     ---------------------------------------------------------
        Net premiums earned        170.3      131.8      172.9
     ---------------------------------------------------------
        Technical result /(2)/     (43.2)     (20.0)     (42.9)
     ---------------------------------------------------------
        Investment income           34.5       26.5       68.0
     ---------------------------------------------------------
        Net technical result     $  (8.7)  $    6.5   $   25.1
     ---------------------------------------------------------
     /(2)/ Technical result is defined as net premiums earned, less loss and loss adjustment expenses and acquisition costs.

     RECONCILIATION TO INCOME (LOSS) BEFORE DISTRIBUTIONS
     RELATED TO TRUST PREFERRED AND MANDATORILY REDEEMABLE
     PREFERRED SECURITIES AND TAXES:                                2002        2001       2000
     ------------------------------------------------------------------------------------------
     Technical result                                           $  153.9   $  (366.6)  $   19.2
     ------------------------------------------------------------------------------------------
     Other operating expenses                                     (161.7)     (117.6)    (103.2)
     ------------------------------------------------------------------------------------------
     Net investment income                                         245.2       239.6      273.6
     ------------------------------------------------------------------------------------------
     Net realized investment (losses) gains                         (6.8)       20.2      (62.7)
     ------------------------------------------------------------------------------------------
     Other income                                                    5.7         1.7        0.4
     ------------------------------------------------------------------------------------------
     Interest expense                                              (13.0)      (13.0)     (13.0)
     ------------------------------------------------------------------------------------------
     Amortization of goodwill                                          -       (26.0)     (26.0)
     ------------------------------------------------------------------------------------------
     Net foreign exchange (losses) gains                            (3.1)        7.1       10.3
     ------------------------------------------------------------------------------------------
     Income (loss) before distributions related to Trust
      Preferred and Mandatorily Redeemable Preferred
      Securities and taxes                                      $  220.2   $  (254.6)  $   98.6
     ------------------------------------------------------------------------------------------

     The following table provides the distribution of net premiums written by line of business (as a percentage of total net premiums written) for the years ended December 31, 2002, 2001 and 2000:

                                        2002    2001    2000
     -------------------------------------------------------
     Non-life
     -------------------------------------------------------
        Property and Casualty
     -------------------------------------------------------
           Property                       20%     21%     23%
     -------------------------------------------------------
           Casualty                       15      13      13
     -------------------------------------------------------
           Motor                          12      15      17
     -------------------------------------------------------
        Worldwide Specialty
     -------------------------------------------------------
           Agriculture                     6       7       7
     -------------------------------------------------------
           Aviation/Space                  9       8       4
     -------------------------------------------------------
           Catastrophe                    11      12      11
     -------------------------------------------------------
           Credit/Surety                   5       7       8
     -------------------------------------------------------
           Engineering/Energy              7       3       -
     -------------------------------------------------------
           Marine                          3       2       2
     -------------------------------------------------------
           Special Risk                    5       4       2
     -------------------------------------------------------
           Other                           -       1       1
     -------------------------------------------------------
     Life                                  7       7      12
     -------------------------------------------------------

     PartnerRe
     Annual Report 2002

                                                                              93
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     18. Segment Information (Continuation)

     The following table provides the geographic distribution of gross premiums written for the years ended December 31, 2002, 2001 and 2000 ($ millions):

                                                  2002         2001         2000
     ---------------------------------------------------------------------------
     Europe                                $   1,049.4   $    753.3   $    534.4
     ---------------------------------------------------------------------------
     North America                             1,183.0        789.9        685.1
     ---------------------------------------------------------------------------
     Asia, Australia, and New Zealand            299.5        218.8        158.9
     ---------------------------------------------------------------------------
     Latin America and Caribbean                 152.2        102.1         47.6
     ---------------------------------------------------------------------------
     Africa                                       21.6         14.2         13.5
     ---------------------------------------------------------------------------
     Total gross premiums written          $   2,705.7   $  1,878.3   $  1,439.5
     ---------------------------------------------------------------------------

     The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company's clients accounted for more than 2% of total gross premiums written. In 2002, the Company had two brokers that accounted for 10% or more of its gross premiums written. One of them accounted for 14% of gross premiums written which represented 20% of the gross premiums written of the U.S. Property and Casualty segment, 13% of the gross premiums written of the Global (Non-U.S.) Property and Casualty segment, 13% of the gross premiums written of the Worldwide Specialty segment and 4% of the Life segment, respectively. The other broker accounted for 13% of gross premiums written representing 35% of the gross premiums written of U.S. Property and Casualty segment, 2% of the gross premiums written of the Global (Non-U.S.) Property and Casualty segment, 9% of the gross premiums written of the Worldwide Specialty segment and 2% of the Life segment, respectively. In 2001, the Company had two brokers that accounted for 10% or more of its gross premiums written. One of them accounted for 17% of gross premiums written which represented 36% of the gross premiums written of the U.S. Property and Casualty segment, 7% of the gross premiums written of the Global (Non-U.S.) Property and Casualty segment, 16% of the gross premiums written of the Worldwide Specialty segment and less than 1% of the Life segment, respectively. The other broker accounted for 11% which represented 13% of the gross premiums written of the U.S. Property and Casualty segment, 9% of the gross premiums written of the Global (Non-U.S.) Property and Casualty segment, 12% of the gross premiums written of Worldwide Specialty segment and 8% of the Life segment, respectively. In 2000, the Company had one broker that accounted for 10% or more of its gross premiums written. This broker accounted for 16% of the gross premiums written which represented 31% of the gross premiums written of the U.S. Property and Casualty segment, 9% of the gross premiums written of the Global (Non-U.S.) Property and Casualty segment, 19% of the gross premiums written of Worldwide Specialty segment and less than 1% of the Life segment, respectively.

     PartnerRe
     Annual Report 2002

94
     PartnerRe Ltd.
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     19. UNAUDITED QUARTERLY FINANCIAL INFORMATION

                                                         2002                                    2001
                                                       FOURTH     THIRD    SECOND     FIRST    Fourth     Third    Second     First
($ millions except per share amounts)                 QUARTER   QUARTER   QUARTER   QUARTER   Quarter   Quarter   Quarter   Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums written                                  $ 697.5   $ 570.1   $ 563.3   $ 824.5   $ 422.1   $ 394.2   $ 410.9   $ 597.8
-----------------------------------------------------------------------------------------------------------------------------------
Net premiums earned                                     748.7     631.9     565.7     479.5     442.3     415.5     386.3     389.4
-----------------------------------------------------------------------------------------------------------------------------------
Net investment income                                    66.8      60.2      59.5      58.7      58.6      60.3      60.8      60.0
-----------------------------------------------------------------------------------------------------------------------------------
Net realized investment gains (losses)                    6.6       0.8      (6.3)     (7.9)      6.0      (0.4)      5.5       9.1
-----------------------------------------------------------------------------------------------------------------------------------
Other income                                              2.2       1.5       1.3       0.7       1.6         -       0.1         -
-----------------------------------------------------------------------------------------------------------------------------------
Losses and loss expenses including life policy
 benefits                                               490.7     531.4     381.8     311.9     362.9     710.7     285.9     272.4
-----------------------------------------------------------------------------------------------------------------------------------
Acquisition costs and other expenses                    238.5     177.9     160.3     140.9     131.2     126.2     114.5     113.9
-----------------------------------------------------------------------------------------------------------------------------------
Amortization of goodwill, interest expense and
 net foreign exchange gains or losses                     1.2       2.5       5.7       6.8      11.2       1.6       6.6      12.6
-----------------------------------------------------------------------------------------------------------------------------------
Distribution related to Trust Preferred and
 Mandatorily Redeemable Preferred Securities              6.8       6.8       6.8       6.8       3.0         -         -         -
-----------------------------------------------------------------------------------------------------------------------------------
Income tax (benefit) expense                             (1.3)      3.7      (1.0)      1.3     (28.7)    (24.6)     (7.5)     (8.5)
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) before cumulative effect of
 adopting new accounting standard, net of tax            88.4     (27.9)     66.6      63.3      28.9    (338.5)     53.2      68.1
-----------------------------------------------------------------------------------------------------------------------------------
Cumulative effect of adopting new accounting
 standard, net of tax                                       -         -         -         -         -         -         -      27.8
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                        88.4     (27.9)     66.6      63.3      28.9    (338.5)     53.2      95.9
-----------------------------------------------------------------------------------------------------------------------------------
Preferred dividends                                       5.0       5.0       5.0       5.0       5.0       5.0       5.0       5.0
-----------------------------------------------------------------------------------------------------------------------------------
Net income (loss) available to common shareholders       83.4     (32.9)     61.6      58.3      23.9    (343.5)     48.2      90.9
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per common and common equivalent share:
-----------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) before cumulative effect
 of adopting new accounting standard per common
 share                                                $  1.58   $ (0.65)  $  1.19   $  1.13   $  0.46   $ (6.85)  $  0.93   $  1.22
-----------------------------------------------------------------------------------------------------------------------------------
Diluted net income (loss) per common share            $  1.58   $ (0.65)  $  1.19   $  1.13   $  0.46   $ (6.85)  $  0.93   $  1.76
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per common share                   $  0.29   $  0.29   $  0.29   $  0.28   $  0.28   $  0.28   $  0.28   $  0.26
-----------------------------------------------------------------------------------------------------------------------------------
Common stock price range
-----------------------------------------------------------------------------------------------------------------------------------
High                                                  $ 54.38   $ 49.72   $ 56.90   $ 57.83   $ 54.00   $ 55.33   $ 57.00   $ 58.13
-----------------------------------------------------------------------------------------------------------------------------------
Low                                                   $ 42.95   $ 40.36   $ 48.01   $ 48.39   $ 46.00   $ 34.10   $ 47.75   $ 45.85
-----------------------------------------------------------------------------------------------------------------------------------

     INDEPENDENT AUDITORS' REPORT

     To the Board of Directors and Shareholders of PartnerRe Ltd.:

     We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and subsidiaries ("the Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PartnerRe Ltd. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 3(o) to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities on January 1, 2001 upon its adoption of newly issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. As discussed in Note 3(h) to the financial statements, the Company also changed its method of accounting for goodwill on January 1, 2002 upon its adoption of newly issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."


     /s/ Deloitte & Touche
     ----------------------
     Deloitte & Touche

     Hamilton, Bermuda
     February 10, 2003

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

     Deloitte & Touche, our independent auditors, have audited the financial statements of the Company, and their audit report is included on page 95. In this regard, in conducting their audits, the independent auditors have full access to all of the Company's records and to each member of Management and the Audit Committee. Such audits are conducted in accordance with auditing standards generally accepted in the United States and include a review of internal controls, test of transactions and other auditing procedures as they believe are necessary to express an opinion about the Company's financial statements.

     The Audit Committee of the Board of Directors, which is composed solely of non-management directors, oversees Management's fulfillment of its financial reporting responsibilities. Audit Committee activities are discussed on page 97 in the Audit Committee Chairman's Letter.

     Patrick Thiele                                      Albert Benchimol
     President and Chief Executive Officer               Chief Financial Officer

     AUDIT COMMITTEE CHAIRMAN'S LETTER

     The Audit Committee of the Board of Directors is composed entirely of non-management directors. The Committee held eight meetings during 2002.

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

     Robert M. Baylis
     Chairman, Audit Committee

     Jan H. Holsboer
     Member, Audit Committee

     Remy Sautter
     Member, Audit Committee

                            Shareholder Information



Board of Directors

Chairman
John A. Rollwagen
Principal
Quatris Fund
USA
and Former Chairman and CEO
Cray Research Inc.

Patrick Thiele
President & Chief Executive Officer
PartnerRe Ltd.
Bermuda

Robert Baylis
Vice Chairman (Retired)
CS First Boston
USA

Jan H. Holsboer
Executive Board Member (Retired)
ING Group
The Netherlands

Sir Robert B. Horton
Chairman
Chubb plc
Deputy Chairman
Premier Farnell plc
United Kingdom

Walter B. Kielholz
Chairman
Credit Suisse Group
Vice Chairman
Swiss Reinsurance Company
Switzerland

Jean-Paul Montupet
Executive Vice President
And Advisory Director
Emerson Electric Co.
USA

Lucio Stanca
Minister of Innovation
And Technology
Italian Government
Italy


Remy Sautter
Chairman & Chief Executive Officer
RTL Radio
France

Dr. Jurgen Zech
Chairman (Retired)
Gerling-Konzern
Versicherungs Beteiligung - AG
Germany

Corporate Secretary

Christine Patton
General Counsel
PartnerRe Ltd.

Shareholders' Meeting

The 2002 Annual General Meeting
will be held on May 22, 2003,
in Pembroke, Bermuda.

Independent Accountants

Deloitte & Touche
Church & Parliament Streets
Hamilton, Bermuda

Outside Counsel

Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017

Appleby, Spurling & Kempe
41 Cedar Avenue
Hamilton, Bermuda


Market Information

The following PartnerRe shares (with their related symbols) are traded on the New York Stock Exchange:

Common shares            "PRE"
8% Series A Cumulative
     Preferred Shares    "PRE-PrA"
8% PEPS Units            "PRE-PrP"
PartnerRe Capital Trust I-
     7.9% Cumulative
     Preferred Shares    "PRE-PrT"

As of March 14, 2003, the approximate number of common shareholders was 15,000.

Stock Transfer & Dividend Agent

Equiserve Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021

Additional Information

PartnerRe's Annual Report on Form 10-K and PartnerRe's 1934 Act filings, as filed with the Securities and Exchange Commission, are available at the corporate headquarters in Bermuda or on the company website at www.partnerre.com