Form 10-K, Exhibit 13
period 2003-12-31
PARTNERRE LTD
filed 2004-03-15
CIK 911421

Exhibit 13.1

PartnerRe Ltd.

Selected Consolidated Financial Data

(Expressed in millions of U.S. dollars, except share and per share data)

The following Selected Consolidated Financial Data is presented in accordance with accounting principles generally accepted in the United States. This data should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to Consolidated Financial Statements.

For the year ended December 31, 1999	2000	2001	2002	2003	Operating Data
$1,433.0	$1,439.5	$1,878.3	$2,705.7	$ 3,624.5	Gross premiums written
1,326.4	1,380.3	1,825.1	2,655.4	3,589.6	Net premiums written
1,338.0	1,314.3	1,633.5	2,425.7	3,503.4	Net premiums earned
307.6	273.6	239.6	245.2	261.7	Net investment income
(15.9)	(62.7)	20.2	(6.8)	86.7	Net realized investment (losses) gains
0.7	0.4	1.7	5.7	21.1	Other income
1,630.4	1,525.6	1,895.0	2,669.9	3,872.9	Total revenues
1,130.1	975.7	1,631.8	1,715.8	2,365.7	Losses and loss expenses including life policy benefits
1,579.4	1,427.0	2,149.6	2,449.7	3,381.5	Total expenses
51.0	98.6	(254.6)	220.2	491.4	Income (loss) before distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities and taxes
—	—	3.0	27.2	21.6	Distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities
(43.8)	(43.7)	(69.3)	2.7	2.1	Income tax (benefit) expense
94.8	142.3	(188.3)	190.3	467.7	Net income (loss) before cumulative effect of adopting new accounting standard, net of tax
—	—	27.8	—	—	Cumulative effect of adopting new accounting standard, net of tax
94.8	142.3	(160.5)	190.3	467.7	Net income (loss)
1.40	2.41	(3.60)	3.28	8.13	Diluted net income (loss) per Common Share
					Non-life Ratios
77.1%	70.2%	100.4%	69.3%	65.5%	Loss ratio
25.8	24.3	22.7	22.0	22.2	Acquisition ratio
6.9	8.0	7.1	6.6	6.8	Other overhead expense ratio
109.8%	102.5%	130.2%	97.9%	94.5%	Combined ratio
$ 1.00	$ 1.04	$ 1.10	$ 1.15	$ 1.20	Dividends Declared and Paid per Common Share

As at December 31, 1999	2000	2001	2002	2003	Balance Sheet Data
$5,494.8	$3,882.1	$4,410.7	$5,185.4	$ 6,790.7	Total investment, cash and cash equivalents
7,560.0	6,177.4	7,173.0	8,547.9	10,903.0	Total assets
4,747.0	3,059.1	3,698.9	4,474.4	5,917.1	Unpaid losses and loss expenses and policy benefits for life contracts
220.0	220.0	220.0	220.0	220.0	Long-term debt
—	—	—	—	206.0	Debt related to Trust Preferred Securities
—	—	200.0	200.0	200.0	Mandatorily Redeemable Preferred Securities
—	—	200.0	200.0	—	Trust Preferred Securities
1,840.7	2,086.0	1,748.1	2,077.2	2,594.4	Shareholders’ equity
31.82	35.54	29.05	34.02	42.48	Diluted book value per Common and Common Share Equivalents
53.2	50.7	50.1	51.9	53.9	Weighted average number of Common and Common Share Equivalents outstanding
49.3	50.1	50.2	52.4	53.7	Number of Common Shares outstanding

In 2000, the Company disposed of PartnerRe Life U.S. (See Note 2 to the Consolidated Financial Statements.) The Company adopted SFAS 133 in 2001, SFAS 142 in 2002, and SFAS 150 and FIN46(R) in 2003. (See Note 3 to the Consolidated Financial Statements.)

PartnerRe Annual Report 2003	21

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Forward-Looking Statements

Certain statements contained in this document, including Management’s Discussion and Analysis, may be considered forward-looking statements as defined in section 27A of the United States Securities Act of 1933 and section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements are made based upon Management’s assumptions and expectations concerning the potential effect on the Company of future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. PartnerRe’s forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as:

1.	The occurrence of catastrophic or other reinsured events with a frequency or severity exceeding our expectations;

2.	A decrease in the level of demand for reinsurance and/or an increase in the supply of reinsurance capacity;

3.	Increased competitive pressures, including the consolidation and increased globalization of reinsurance providers;

4.	Actual losses and loss expenses exceeding our loss reserves, which are necessarily based on actuarial and statistical projections of ultimate losses;

5.	Acts of terrorism;

6.	Changes in the cost, availability and performance of retrocessional reinsurance, including the ability to collect reinsurance recoverables;

7.	Concentration risk in dealing with a limited number of brokers;

8.	Developments in, and risks associated with, global financial markets that could affect our investment portfolio;

9.	Changing rates of inflation and other economic conditions;

10.	Availability of borrowings and letters of credit under the Company’s credit facilities;

11.	Losses due to foreign currency exchange rate fluctuations;

12.	Restrictions in the issue of work permits that could result in loss of the services of any one of our executives;

13.	Changes in the legal or regulatory environments in which we operate, including the passage of federal or state legislation subjecting Partner Reinsurance Company Ltd. or PartnerRe SA to supervision or regulation, including additional tax regulation, in the United States or other jurisdictions in which we operate;

14.	Actions by rating agencies that might impact the Company’s ability to continue to write existing business or write new business; or

15.	The other factors set forth in the Company’s other documentation on file with the SEC.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with other cautionary statements that are included herein or elsewhere. The words “believe,” “anticipate,” “estimate,” “project,” “plan,” “expect,” “intend,” “hope,” “forecast,” “evaluate,” “will likely result” or “will continue” or words of similar impact generally involve forward-looking statements. We caution readers not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PartnerRe Annual Report 2003	22

Exhibit 13.1

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Critical Accounting Policies

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company’s accounting policies are more fully described in Note 3 to the Consolidated Financial Statements. The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates. The following presents a discussion of those accounting policies that Management believes are the most critical to its operations and require the most difficult, subjective and complex judgment. These critical accounting policies should be read in conjunction with the Company’s Notes to Consolidated Financial Statements for a full understanding of the Company’s accounting policies.

Losses and Loss Expenses, Including Life Policy Benefits

Because a significant amount of time can lapse between the assumption of risk, occurrence of a loss event, the reporting of the event to an insurance or reinsurance company and the ultimate payment of the claim on the loss event, the Company’s liability for unpaid losses and loss expenses is based largely upon estimates. The Company analyzes unpaid losses and loss expenses in three categories: outstanding loss reserves (case reserves), additional case reserves (ACR) and incurred but not reported (IBNR) reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACR are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or account may incur additional liabilities until final determination of the claims over and above those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development, on losses already reported, in excess of the case reserves and ACR. The Company updates its estimates for each of the aforementioned categories on a quarterly basis using information received from its cedants. The Company also estimates the future unallocated loss expenses associated with the loss reserves and these form part of the Company’s loss adjustment reserve.

The amount of time which elapses before a claim is reported to the ceding company and then subsequently reported to the reinsurance company is commonly referred to in the industry as the “reporting tail.” Lines of business for which claims are reported quickly are commonly referred to as “short tailed” lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurance company are commonly referred to as “long tailed” lines. For both long and short tailed lines the Company estimates ultimate loss and loss expense amounts through the application of a number of commonly accepted actuarial methodologies.

The methodologies employed by the Company are dependent on data that the Company collects. This data consists primarily of loss amounts reported by the Company’s cedants, loss payments made by the Company’s cedants, and premiums written and earned by the Company. The actuarial methods used by the Company to project future liabilities do not generally include methodologies which are dependent on claim counts reported, claim counts settled or claim counts open. Due to the nature of the Company’s business this information is not routinely provided by the cedants for every contract. The Company tabulates data by underwriting year, defined generally as the year during which the contract commences. Investigation of trends and determination of actuarial assumptions generally follows the underwriting year.

In the case of asbestos and environmental claims, the Company has established reserves for future loss and allocated loss expenses based on the results of an actuarial study which considered the underlying exposures of the Company’s cedants.

The ultimate amount of unpaid losses and loss expense reserves recorded for short tailed business is generally more predictable as the estimation process is based on more extensive claim information received from our cedants. Therefore estimates of reserves are less volatile for short tailed lines. An example of a short tailed claim is a property loss in which the insured reports the claim soon after it occurs, a value is assessed and estimated by the insurance company and the subsequent settlement period is fairly short. Given the short time between the occurrence of a claim and the subsequent settlement, the estimation of unpaid losses and loss expense reserves for this type of business is more predictable than for longer tailed business for which there is generally a more protracted settlement period.

PartnerRe Annual Report 2003	23

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

For the long tailed lines of business, claims are reported to the Company by its cedants over a longer timeframe, often several years after the expiry of the underlying exposure period. The late reported losses and loss expense amounts consist of both newly reported claims as well as additional losses and loss expense amounts on claims already notified to the Company. The Company’s estimates of ultimate liabilities are based on the results of a range of actuarial projection methods. The assumptions which support the Company’s actuarial methods include among other things the Company’s own historical experience of loss development for each line of business, industry loss development benchmarks for relevant lines of business, as well as specific expectations regarding the ultimate losses and loss expenses that the Company formed when pricing the business. In addition, the Company considers general factors such as Management’s view of current and future trends in the business and legal environment as well as economic conditions such as inflation and general levels of interest rates. As fewer claims are reported for the long tailed lines during the early period of exposure, the Company’s estimates are subject to greater uncertainty than for short tailed lines.

In the U.S. P&C sub-segment the casualty line is generally considered to be long tailed. This line comprised 62% of the net premiums written in this sub-segment, or 16% of the Company’s total net premiums written, in 2003. The remaining business within this sub-segment, motor and property, is considered to be short tailed. Within the Global (Non-U.S.) P&C sub-segment the Company considers both its casualty business as well as its non-proportional motor business to be long tailed. These two lines represented 36% of the net premiums written in this sub-segment, or 9% of the Company’s total net premiums written, during 2003. Management considers the short tailed lines within this sub-segment to be property and proportional motor. The Worldwide Specialty sub-segment is primarily comprised of lines of business that are thought to be either short or medium tailed. The short tailed lines consist of agriculture, catastrophe, energy, credit/surety and specialty property and account for 62% of the net premiums written in this sub-segment, or 26% of the Company’s total net premiums written, in 2003. Aviation/space, engineering and marine are considered by the Company to have a medium tail and represent 32% of this sub-segment’s 2003 net premiums written, or 14% of the Company’s total net premiums written. Specialty casualty is considered to be long tailed and this represents 6% of net premiums written in this sub-segment, or 2% of the Company’s total net premiums written.

Within the Company’s U.S. P&C sub-segment losses reported during 2003, most particularly during the second half of 2003, were higher than the expectations that the Company established at the end of 2002. This primarily affected the casualty line of business. The higher than expected development did not include any individually significant loss but was mainly due to a series of attritional losses. Upon consideration of this new information, the Company has revised the loss development assumptions it uses in performing its actuarial analysis. In particular, the Company revised the historical loss patterns and expected loss ratios that it uses in its actuarial analysis of losses and loss expense reserves for the effected loss.

For the Worldwide Specialty sub-segment, losses reported during the year were lower than expected primarily due to lower than expected development in the aviation, credit/surety and energy lines that was partially offset by higher than expected development in marine and agriculture. Upon consideration of this new information, the Company made adjustments to the assumptions it uses in performing its actuarial analysis. In particular, the Company adjusted the historical loss patterns and expected loss ratios that it uses in its actuarial analysis of losses and loss expense reserves for the effected loss.

At December 31, 2003, the Company had gross Non-life reserves for unpaid losses and loss expenses of $4.8 billion, comprised of case reserves of $2.2 billion, IBNR reserves of $2.5 billion and ACR of $0.1 billion. The Company had Non-life ceded reserves of $0.2 billion recoverable under retrocessional agreements, resulting in net Non-life reserves of $4.6 billion.

The Company’s total net unpaid loss and loss expense reserves for the non-life segment and sub-segments at December 31, 2003, were as follows (in millions of U.S. dollars):

U.S. P&C	$1,202
Global (Non-U.S.) P&C	1,750
Worldwide Specialty	1,627
Total Non-life	4,579

The Company estimates its unpaid losses and loss expense reserves using single point estimates for each sub-segment. These reserves represent the Company’s best estimate of future losses and loss expense amounts. Ranges around these point estimates are developed using stochastic simulations and techniques and provide an indication as to the degree of variability of the unpaid losses and loss expense reserves. The Company interprets the ranges produced by these techniques as confidence intervals around the best estimates

PartnerRe Annual Report 2003	24

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

for each sub-segment. However, due to the inherent volatility in the business written by the Company there can be no guarantee that the final settlement of the unpaid losses and loss expense reserves will fall within these ranges. The point estimates recorded by the Company and the range of estimates around these point estimates at December 31, 2003, were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
U.S. P&C	$1,202	$1,474	$925
Global (Non-U.S.) P&C	1,750	1,941	1,421
Worldwide Specialty	1,627	1,705	1,290

It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried unpaid losses and loss expense reserves.

Estimates of ultimate liabilities are contingent on many future events. The eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event the business environment and social trends diverge from historical trends, the Company may have to adjust its reserves to amounts falling significantly outside its current estimate range. Management believes that the recorded reserves represent the best estimate of future liabilities based on information available as at December 31, 2003. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

Reserves for policy benefits for ordinary life, accident and health policies have been established based upon information reported by ceding companies supplemented by the Company’s best actuarial estimates of mortality, morbidity, persistency and investment income, with appropriate provision for adverse deviation. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that are assumed to have been incurred but not yet reported. Interest rate assumptions used to estimate liabilities for policy benefits for life and annuity contracts ranged from 2.0% to 6.5%. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company’s results in future periods.

Included in the business that is considered to have a long reporting tail is the Company’s exposure to asbestos and environmental claims. The Company’s reserve for unpaid losses and loss expenses as at December 31, 2003, included $111.0 million that represents an estimate of its net ultimate liability for asbestos and environmental claims. The majority of this loss and loss expense reserve relates to U.S. casualty exposures arising from business written by PartnerRe SA. (See Note 5 to the Consolidated Financial Statements.) Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional

PartnerRe Annual Report 2003	25

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues, which would materially affect its loss and loss expense estimates.

Premiums

Management must also make judgments about the ultimate premiums written and earned by the Company. Reported premiums written and earned are based upon reports received from ceding companies, supplemented by the Company’s own estimates of premiums written for which ceding company reports have not been received. The Company derives its own estimates based on discussions and correspondence with its brokers and cedants during the negotiation of the treaty and over the treaty risk period. The determination of estimates requires a review of the Company’s experience with cedants, familiarity with each geographic market, a thorough understanding of the individual characteristics of each line of business and the ability to project the impact of current economic indicators on the volume of business written and ceded by the Company’s cedants. Premium estimates are updated when new information is received. Differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined. Approximately 38% of the Company’s reported net premiums written for 2003 are based upon such estimates.

Deferred Acquisition Costs

Acquisition costs, consisting of brokerage, commissions, and excise taxes, which vary directly with, and are primarily related to, the acquisition of new and renewal reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. The Company is required under U.S. GAAP to evaluate the recoverability of deferred acquisition costs and immediately expense amounts estimated to be unrecoverable. A number of estimates, such as anticipated losses and loss expenses, other costs and investment income and the related premiums, need to be projected and considered by Management in determining the recoverability of deferred acquisition costs.

Other-than-temporary Impairment of Investments

The Company regularly evaluates the fair value of its investments to determine whether a decline in fair value below the amortized cost basis (original cost basis for equities) is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the amortized cost of the individual security is written down to fair value as a new cost basis, and the amount of the write-down is included as a realized investment loss on the Consolidated Statements of Operations, which reduces net income and net income per share in the period in which the determination of other-than-temporary impairment is made. In contrast, temporary losses are recorded as unrealized investment losses, which do not impact net income and net income per share but reduce other comprehensive income, except for those related to trading securities, which are recorded immediately in net income.

To determine whether securities with unrealized investment losses are impaired, the Company must, for each specific issuer or security, evaluate whether events have occurred that are likely to prevent the Company from recovering its initial investment in the security. In the Company’s determination of other-than-temporary impairment, the Company reviews and evaluates the issuer’s overall financial condition, the issuer’s credit and financial strength ratings, general market conditions in the industry or geographic region in which the issuer operates, general economic and financial market conditions, the length of time for which the fair value of an issuer’s securities remain below the cost and other factors that may raise doubt about the issuer’s ability to continue as a going concern.

PartnerRe Annual Report 2003	26

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Income Taxes

The Company has a net deferred tax asset of $101.3 million arising primarily from net operating loss carry-forwards that it can use to offset future taxable income. Realization of the deferred tax asset depends on generating sufficient taxable income within specified future periods. In establishing the appropriate value of this asset, Management has developed income projections based on what it perceives are the trends in reinsurance pricing, loss development and interest rates to evaluate the Company’s ability to generate sufficient taxable income to utilize the net operating loss carry-forwards in each taxable jurisdiction prior to the loss carry-forward expiration dates. As at December 31, 2003, the Company has no valuation allowance against its deferred tax asset based upon Management’s assessment that it is more likely than not that all of the deferred tax assets will be realized in each of the applicable jurisdictions. In the event that the Company is unable to realize a deferred tax asset, for example with the expiration of an unutilized net operating loss carry-forward, net income would be adversely affected to the extent a valuation allowance has not been established.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 “Goodwill and Other Intangible Assets” (SFAS 142). SFAS 142 requires that the Company make an annual assessment as to whether the value of the Company’s goodwill asset is impaired. Based upon the Company’s assessment at the reporting unit level, there was no impairment of its goodwill asset of $429.5 million as at December 31, 2003. In making an assessment of the value of its goodwill, the Company uses both market based and non-market based valuations. Assumptions underlying these valuations include an analysis of the Company’s stock price relative to both its book value and its earnings in addition to forecasts of future cash flows and future profits. Significant changes in the data underlying these assumptions could result in an impairment of the Company’s goodwill asset. In addition, if the current economic environment and/or the Company’s financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded in net income in the period such deterioration was realized.

Valuation of Certain Derivative Financial Instruments

As a part of its Alternative Risk Transfer operations, the Company utilizes traded derivatives with readily determinable quoted market values and non-traded derivatives. The changes in fair value of these derivatives are recorded on the Consolidated Statements of Operations and are included in the determination of net income and net income per share in the period in which they are recorded. For non-traded derivatives the Company uses internal valuation models to estimate the fair value of these derivatives and develops assumptions that require significant judgment, such as the timing of future cash flows of reference securities, credit spreads and general levels of interest rates. For weather derivatives, the Company develops assumptions for weather measurements as of the valuation date of the derivative and for probable future weather observations based on statistical analysis of historical data. Significant changes in the data underlying these assumptions could result in a significantly different valuation of the derivative and significant adjustments to net income in the period in which the Company makes the adjustment.

PartnerRe Annual Report 2003	27

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

General

The Company provides reinsurance on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd. (“Partner Reinsurance Company”), PartnerRe SA and Partner Reinsurance Company of the U.S. (“PartnerRe U.S.”). Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company also offers financial products that provide weather and credit protection to industrial and professional service companies on a worldwide basis.

Because of the inherent volatility of some of the lines of business the Company underwrites, the operating results and financial condition of the Company can be adversely impacted by catastrophes and other large losses that may give rise to claims under coverages provided by the Company. Catastrophe reinsurance comprises a material portion of the Company’s exposure. Catastrophe losses result from events such as windstorms, earthquakes, floods, hail, tornadoes, severe winter weather, fires, explosions, and other man-made or natural disasters, the incidence and severity of which are inherently unpredictable. Because catastrophe reinsurance accumulates large aggregate exposures to man-made and natural disasters, the Company’s loss experience in this line of business could be characterized by low frequency and high severity, particularly since it usually provides reinsurance that pays only after the primary insurer has experienced a specified level of loss, which tends to reduce the Company’s exposure to higher-frequency low-severity losses. This is likely to result in substantial volatility in the Company’s financial results for any fiscal quarter or year and could have a material adverse effect on the Company’s financial condition or results of operations.

The Company writes other lines of business that can be affected by large losses, including property, casualty, motor, agriculture, aviation/space, credit/surety, engineering/energy, marine, special risk, other lines and life/annuity and health. The Company endeavors to manage its exposure to catastrophe and other large losses by (i) attempting to limit its aggregate exposure on catastrophe reinsurance in any particular geographic zone defined by the Company and attempting to limit its exposure to per risk reinsurance, (ii) selective underwriting practices, (iii) diversification of risks by geographic area and by lines and classes of business and (iv) to a certain extent by purchasing retrocessional reinsurance and credit default swaps. Despite the Company’s efforts to manage its exposure to catastrophe and other large losses, the effect of a single catastrophic event or series of events affecting one or more geographic zones or changes in the relative frequency or severity of catastrophic or other large loss events could have a material adverse effect on the Company’s financial condition or results of operations. Should the Company incur a substantial catastrophic loss, its ability to write future business may be impacted.

Business Environment and Current Outlook

Reinsurance is a highly competitive and cyclical industry. The industry is influenced by several factors including variations in interest rates and financial markets; changes in legal, regulatory and judicial environments; inflation; and general economic conditions. Throughout the late 1990s, the industry’s operating profitability and cash flow declined due to the deterioration of pricing, terms and conditions, as well as increasing loss costs. These negatives were offset by high investment returns that led to continued growth in capital – a prime determinant of capacity and competition.

In 2000, the cumulative impact of several years of declining profitability for the industry, punctuated by the large European storms Lothar and Martin at the end of 1999, led to an improvement in pricing, which gained momentum into 2001. The large loss events of 2001, including the terrorist attack of September 11 and the Enron bankruptcy, in conjunction with

PartnerRe Annual Report 2003	28

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

steep declines in interest rates and equity values, added to the pressure for improvements in insurance and reinsurance pricing and improved terms and conditions. Beginning in January 2002 through the middle of 2003, the Company experienced the strongest renewal seasons in over five years.

There is no certainty as to how long the current market will last, or how quickly increasing competition will lead to declines in pricing adequacy and weakening terms and conditions. Management believes that reinsurance pricing generally follows loss cost trends, but that the lag between the loss trend cycle and the pricing cycle depends on the availability of capital in the industry. As was demonstrated in the late 1990s, the growing capital of the industry forestalled a quick response to deteriorating loss trends and profitability. The cumulative pressures on industry capital due to catastrophic losses, adverse reserve development, ongoing loss cost inflation and steep declines in equity values in 2000–2001 ultimately led to an improvement in market conditions. While a number of companies exited certain lines or the reinsurance market altogether, other companies were created in the aftermath of September 11. The total capital raised by these new companies was not substantial when compared to the capital lost by the industry over the last few years. However, this new capacity, the expected growth in retained earnings of the industry resulting from recent favorable market conditions and improved equity values have begun to increase the level of available capital in the industry.

In the second half of 2003, the Company began to see a modest deterioration in the terms and conditions of the most profitable lines, a flattening in other lines and a slower rate of improvement in those lines that have not yet reached their peak in terms of profitability. Market conditions for renewals in January 2004 were characterized by sufficient to abundant capital for most lines and markets, and good discipline in pricing. Individual lines of business are at different points in the reinsurance pricing cycle. The challenges facing the Company during the next few years will be to monitor the progression of each line of business through the reinsurance profitability cycle, to appropriately allocate capital to the lines that are the most profitable, to be selective in the business that the Company underwrites and to balance its portfolio to optimize return. The Company intends to remain disciplined in an increasingly competitive environment and will shrink its gross premiums written volume if the business available does not meet its profitability objectives.

Results of Operations

Overview

The Company measures its performance in several ways. Among the performance measures accepted under U.S. GAAP are diluted net income per share and return on beginning Common Shareholders’ equity (ROE), two measures that focus on the return provided to the Company’s Common Shareholders. Diluted net income per share is obtained by dividing net income available to Common Shareholders by the weighted average number of Common and Common Share equivalents outstanding. Net income available to Common Shareholders is defined as net income less Preferred Share dividends. Net income available to Common Shareholders is also used in the calculation of the Company’s ROE, which is calculated by dividing net income available to Common Shareholders by the net book value of the Common Shareholders’ equity at the beginning of the year. The net book value of the Common Shareholders’ equity is obtained by subtracting the aggregate liquidation value of the Preferred Shares from total shareholders’ equity.

PartnerRe Annual Report 2003	29

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Net income (loss) available to Common Shareholders, diluted net income (loss) per Common Share and ROE for the years ended December 31, 2003, 2002 and 2001, were as follows (in millions of U.S. dollars, except per share data and ROE):

	For the year ended December 31, 2003	% Change 2003 over 2002	For the year ended December 31, 2002	% Change 2002 over 2001	For the year ended December 31, 2001
Net income (loss) available to Common Shareholders	$438.3	157%	$170.3	NM	$(180.5)
Diluted net income (loss) per share	$ 8.13	148	$ 3.28	NM	$ (3.60)
Return on beginning Common Shareholders’ equity	24.0%		11.4%		(9.8)%

NM: not meaningful

2003 over 2002

Net income available to Common Shareholders, diluted net income per share and ROE improved for the 2003 period compared to the equivalent period of 2002, principally as a result of improved technical results, defined as net premiums earned less losses and loss expenses and acquisition costs, and increased net realized investment gains.

Technical results increased significantly from $153.9 million in 2002 to $364.5 million in 2003. Contributing to the improvement of technical results were the improved market conditions as well as the lack of catastrophic losses in 2003. While the 2003 period was free of large catastrophic losses and other large losses, the 2002 period included a loss on the 2002 European floods of $120.0 million. The improvement in pricing, terms and conditions observed during the 2002 and 2003 renewals had positive effects on both 2002 and 2003 periods but more predominantly on the 2003 period since premiums written during the latter half of 2002 continued to be earned during 2003. The 2003 and 2002 periods included net adverse development of $55.5 million and $56.1 million, respectively, for prior accident years in the Non-life segment. The components making up the net adverse development for 2003 are described in more detail in the discussion of the individual sub-segments in the next section. (Refer to Note 18 to the Consolidated Financial Statements for a reconciliation between technical results and net income.)

In addition to higher income generated by the underwriting operations, the Company reported net realized investment gains on sale of investments of $86.7 million in 2003 compared to losses of $6.8 million in 2002. Realized investment gains and losses are generally a function of multiple factors including the prevailing interest rates, with the most significant being the timing of disposition of available for sale fixed maturities and equity securities, and charges for the recognition of other-than-temporary impairments in the Company’s investment portfolio. As the Company repositions its investment portfolio to take advantage of market conditions, it generates sales of securities that result in the realization of the unrealized market value appreciation or depreciation on the securities. The realization of the unrealized market value appreciation or depreciation does not change the Company’s comprehensive income and shareholders’ equity, as it merely transfers the gain or loss from the equity section of the Consolidated Balance Sheets to the net income on the Consolidated Statements of Operations and the retained earnings section of the Consolidated Balance Sheets.

2002 over 2001

Net income (loss) available to Common Shareholders, diluted net income (loss) per share and ROE improved for the 2002 period compared to the equivalent period of 2001, principally as a result of improved technical results and the discontinuation of goodwill amortization in the 2002 period.

PartnerRe Annual Report 2003	30

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Technical results increased significantly from a loss of $366.5 million in 2001 to a profit of $153.9 million in 2002. While both periods were affected by large catastrophic losses, the severity was much higher in the 2001 period, as the 2001 period included a net loss of $400.0 million on the September 11 attack and the 2002 period included a net loss of $120.0 million on the 2002 European floods. The improvement in the 2002 period resulted from the lower severity of the 2002 catastrophic losses compared to 2001 as well as improved market conditions observed during the 2002 renewals. The improvement in pricing, terms and conditions observed during the 2002 renewals had positive effects on the 2002 period.

On January 1, 2002, the Company adopted SFAS 142 and in accordance with the provisions of this statement ceased to amortize goodwill, which resulted in the elimination of an annual amortization expense of $26.0 million in the 2002 and subsequent periods.

The next section provides a detailed discussion and analysis of the Company’s performance by segment and sub-segment for the years ended December 31, 2003, 2002 and 2001.

Results by Segment

The Company monitors the performance of its underwriting operations in two segments, Non-life and Life. The Non-life segment is further divided into three sub-segments, U.S. Property and Casualty, Global (Non-U.S.) Property and Casualty and Worldwide Specialty. Segments and sub-segments represent markets that are reasonably homogeneous in terms of geography, client types, buying patterns, underlying risk patterns and approach to risk management.

The U.S. Property and Casualty sub-segment includes property, casualty and motor risks generally originating in the United States and written by PartnerRe U.S. The Global (Non-U.S.) Property and Casualty sub-segment includes property, casualty and motor risks generally originating outside of the United States, written by Partner Reinsurance Company and PartnerRe SA. The Worldwide Specialty sub-segment is comprised of business that is generally considered to be specialized due to the sophisticated technical underwriting required to analyze risks, and is global in nature, inasmuch as appropriate risk management for these lines requires a globally diversified portfolio of risks. This sub-segment consists of several lines of business for which the Company believes it has developed specialized knowledge and underwriting capabilities. These lines of business include agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk and other lines. The Life segment includes life, health and annuity lines of business.

Because the Company does not manage its assets by segment, investment income is not allocated to the Non-life segment of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company’s life products, investment income is considered in Management’s assessment of the profitability of the Life segment of the reinsurance operations. The following items are not considered in evaluating the results of each segment: net realized investment gains and losses, other income, other operating expenses, interest expense, amortization of goodwill, distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net foreign exchange gains and losses, income tax expense or benefit and Preferred Share dividends. Segment revenues and profits or losses are shown net of intercompany transactions. When the Company last realigned its operations, on January 1, 2002, it modified its segment presentation to reflect this change, and the corresponding segment information for 2001 has been reclassified to conform to the new presentation.

PartnerRe Annual Report 2003	31

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Management measures results for the Non-life segment on the basis of the “loss ratio,” “acquisition ratio,” “technical ratio,” “other overhead expense ratio” and “combined ratio.” The “loss ratio” is obtained by dividing the losses and loss expenses by net premiums earned, the “acquisition ratio” is obtained similarly by dividing acquisition costs by net premiums earned and the “other overhead expense ratio” is obtained by dividing other operating expenses by net premiums earned. The “technical ratio” is the sum of the loss and acquisition ratios. The “combined ratio” is the sum of the technical and other overhead expense ratios. Management measures results for the Non-life sub-segments on the basis of the loss ratio, acquisition ratio and technical ratio. The technical ratio differs from the combined ratio, as it does not include the impact of other operating expenses. Management measures segment results for the Life segment on the basis of “allocated life technical result,” which includes revenues from net premiums earned and allocated investment income, and expenses from losses and loss expenses and acquisition costs.

For each of the segments and sub-segments presented, premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which generally is one to two years. The difference between the gross and net premiums written is attributable to the cost of retrocession protection, as the Company selectively purchases retrocession protection as part of its overall risk management process.

Non-life Segment

U.S. Property and Casualty

While the technical result for this sub-segment has been negative for the last several years, the Company believes the business currently being written in this sub-segment to be profitable. The year 2001 was adversely impacted by the terrorist attack of September 11 and losses related to the collapse of Enron. While the Company believes the business underwritten during 2002 and 2003 to be profitable both years were impacted by the development of prior years’ losses, principally relating to casualty business underwritten by the Company between 1997 and 2000 that led to technical losses in this sub-segment. In addition, as the Company continues to grow its casualty book of business it will benefit from an increase in investment income due to the long tailed nature of this business. Management expects the technical result for this sub-segment to improve in 2004, barring further prior year adverse development or unusual levels of large losses.

The following table provides the components of the technical result and their corresponding ratios for this sub-segment (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Gross premiums written	$919.8	41%	$651.1	58%	$413.1
Net premiums written	919.4	42	649.0	58	411.0
Net premiums earned	842.6	40	600.0	74	345.7
Losses and loss expenses	644.3	44	445.9	1	443.5
Acquisition costs	214.2	33	161.1	88	85.8
Technical result	$(15.9)	(127)	$(7.0)	96	$(183.6)
Loss ratio	76.5%		74.3%		128.3%
Acquisition ratio	25.4		26.8		24.8
Technical ratio	101.9%		101.1%		153.1%

PartnerRe Annual Report 2003	32

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Premiums

The U.S. Property and Casualty sub-segment represented 26% of net premiums written in 2003. Throughout 2002 and 2003, the Company has taken advantage of a combination of rate increases and improved terms and conditions observed in the reinsurance markets. While the Company experienced growth in every line in this sub-segment, growth was most pronounced in the specialty casualty line, as the Company perceives this line to provide very good terms and conditions. Notwithstanding the improvement in terms and conditions in the industry, the Company has remained selective in pursuing business that meets its profitability objectives. The Company expects to continue its controlled expansion in the specialty casualty line during 2004 subject to careful monitoring of this line’s profitability. Based on the January 1, 2004 pricing indications and renewal information received from cedants and brokers, gross and net premiums written for this sub-segment are expected to grow in 2004 for the specialty casualty line and be relatively flat for other lines. As net premiums written have grown in 2003, net premiums earned are also expected to increase in this sub-segment in 2004.

Losses and loss expenses

The increase in the loss ratio in 2003 over 2002 is primarily attributable to two factors. Although both periods are free from significant catastrophic losses, the 2003 period includes $87.6 million, or 10.4 points on the loss ratio, of adverse prior year development. Loss information reported by cedants during 2003, and most particularly the second half of 2003, for prior accident years included no individually significant loss but a series of attritional losses principally for accident years 1997 to 2001. Based on the Company’s assessment of this loss information, the Company has increased its expected ultimate loss ratios for this sub-segment for accident year 2001 and prior, which had the effect of increasing the level of loss reserves for these years by $87.6 million. The increase in reserve level affected principally the casualty line, including the facultative casualty line that was terminated at the end of 2000, but also to a modest extent the motor and property lines. Included in this amount is a decrease of loss reserves of $11.9 million related to the September 11 attack. The second factor causing the increase in the loss ratio during 2003 is the growth in the casualty line, as treaties in this line typically carry a higher loss ratio given the nature of the risks reinsured. However, these treaties typically provide higher investment income on invested premiums, as losses are typically paid over a longer period of time than for other lines. The rate increases and improvements in terms and conditions seen in this sub-segment mitigated to a large extent the impact of these factors on the loss ratio. Excluding the prior year loss development, the increase in the amount of losses in 2003 compared to 2002 resulted primarily from the growth in exposure due to the Company’s growing book of business.

The improvement in the loss ratio in 2002 over 2001 is in large part due to the loss related to the September 11 terrorist attack included in the 2001 results. This loss accounted for approximately $174.0 million of the 2001 losses and loss expenses, or 50.3 points on the loss ratio for this sub-segment. In addition to the terrorist attack, 2001 was impacted by a higher than normal frequency of storms in the United States, most notably Tropical Storm Allison. The results for 2002 were impacted by modestly higher than expected losses being reported by cedants for prior years, most noticeably in the facultative casualty line, which was terminated in 2000, and by growth in the specialty casualty line, as treaties in this line typically carry a higher loss ratio given the nature of the risks reinsured. Excluding the loss relating to the September 11 terrorist attack, the increase in the amount of losses in 2002 compared to 2001 resulted principally from the growth in exposure due to the Company’s growing book of business.

PartnerRe Annual Report 2003	33

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Acquisition costs

The increase in acquisition costs is the result of the increase in the volume of premiums earned for each year. The acquisition ratio was comparable for all three years.

Global (Non-U.S.) Property and Casualty

The year 2003 saw few large loss events and the return to a low level of technical profit for the Global (Non-U.S.) Property and Casualty sub-segment. In contrast, the 2001 year was negatively impacted by the terrorist attack of September 11 and 2002 was negatively impacted by severe flooding in parts of Europe. The following table provides the components of the technical result and their corresponding ratios for this sub-segment (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Gross premiums written	$847.0	37%	$617.7	26%	$491.6
Net premiums written	849.2	42	599.8	25	479.7
Net premiums earned	839.6	50	560.2	24	451.2
Losses and loss expenses	625.7	43	438.7	13	388.2
Acquisition costs	208.3	48	140.5	25	112.1
Technical result	$5.6	NM	$(19.0)	61	$(49.1)
Loss ratio	74.5%		78.3%		86.0%
Acquisition ratio	24.8		25.1		24.8
Technical ratio	99.3%		103.4%		110.8%

NM: not meaningful

Premiums

The Global (Non-U.S.) Property and Casualty sub-segment represented 24% of net premiums written for 2003. Throughout 2002 and 2003 the Company has taken advantage of a combination of rate increases and improved terms and conditions in the property and casualty markets in most countries. The turmoil in financial markets and the downgrading of major reinsurers during 2002 and 2003 provided opportunities for the Company. As a result, the Company was able to increase its shares on existing treaties and grow its book of business during the 2002 and 2003 renewals. Foreign exchange contributed approximately 11% to the growth in net premiums written in this sub-segment in 2003, as premiums denominated in currencies that have appreciated against the U.S. dollar are converted into U.S. dollars at a higher exchange rate. Notwithstanding the improvement in terms and conditions in the industry, the Company has remained selective in pursuing business that meets its profitability objectives. Based on the January 1, 2004 pricing indications and renewal information received from cedants and brokers, and assuming constant foreign exchange rates, gross and net premiums written are expected to grow in 2004 for the property and casualty lines and be relatively flat for the motor line. Overall, gross and net premiums written are expected to increase modestly in 2004 for this sub-segment. As net premiums written have grown in 2003, net premiums earned are also expected to increase in 2004.

Losses and loss expenses

While the 2003 results reflect a low level of large loss activity, the results for both 2002 and 2001 included higher than expected catastrophe and other large losses. The improvement in the loss ratio in 2003 over 2002 is primarily attributable to two factors. First, the European floods that occurred during the third quarter of 2002 resulted in losses of approximately

PartnerRe Annual Report 2003	34

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

$31.5 million, which added 5.6 points to the loss ratio in 2002 for this sub-segment. Second, the 2003 period included $10.6 million, or 1.3 points on the loss ratio, of favorable prior year loss development. Losses reported by cedants during 2003 regarding prior accident years were lower than expected, which led the Company to decrease its expected ultimate loss ratio for this sub-segment. This had the effect of decreasing loss reserves by $10.6 million. The loss information reported by cedants during 2003 included no significant individual loss reduction but a series of reductions of attritional losses. The decreases in the ultimate loss ratios were related to the property and casualty lines and were partially offset by an increase in the motor line.

The 2002 and 2001 periods included a similar amount of large catastrophe losses, as the 2002 losses and loss expenses included the loss on the European floods and the 2001 period included the loss related to the September 11 terrorist attack, which accounted for approximately $35.0 million of the losses in 2001 and which added 7.8 points to the loss ratio for this sub-segment. Excluding the losses related to the European floods in 2002 and the September 11 attack in 2001, the increase in the amount of losses for each year reflects the growth in exposure due to a growing book of business.

Acquisition costs

The increase in acquisition costs is the result of the increase in the volume of premiums earned for each year. The acquisition ratio is comparable for all three years.

Worldwide Specialty

The Worldwide Specialty sub-segment continues to be the most profitable sub-segment within the Company; however, it is important to note that this sub-segment is exposed to significant catastrophe and other large losses and profitability in any one year is not necessarily predictive of future profitability. The following table provides the components of the technical result and their corresponding ratios for this sub-segment (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Gross premiums written	$1,547.4	23%	$1,254.6	50%	$834.8
Net premiums written	1,520.9	23	1,232.0	54	802.4
Net premiums earned	1,520.9	39	1,095.2	55	704.8
Losses and loss expenses	828.7	22	678.4	—	675.4
Acquisition costs	289.3	49	193.8	35	143.1
Technical result	$402.9	81	$223.0	NM	$(113.7)
Loss ratio	54.5%		61.9%		95.8%
Acquisition ratio	19.0		17.7		20.3
Technical ratio	73.5%		79.6%		116.1%

NM: not meaningful

Premiums

The Worldwide Specialty sub-segment represented 42% of net premiums written in 2003. This sub-segment saw the most dramatic improvements within the Non-life segment. The growth for both 2003 and 2002 is the result of a combination of increased participations, pricing and exposures as well as new business opportunities across most specialty lines. In 2003 the growth was more pronounced in the credit/surety, energy and non-U.S. specialty

PartnerRe Annual Report 2003	35

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

casualty (part of special risk line) lines while in 2002 the aviation, engineering/energy and non-U.S. specialty casualty lines saw the largest growth. Foreign exchange contributed approximately 8% to the growth in net premiums written in this sub-segment in 2003, as premiums denominated in currencies that have appreciated against the U.S. dollar are converted into U.S. dollars at a higher exchange rate. During 2002 and 2003, the global reinsurance industry focused on rates, terms and conditions with a lower emphasis on market share in the specialty lines area. In addition, several reinsurers withdrew from these markets, most notably in the aviation/space line. The Company has taken advantage of the considerable rate increases and improved terms and conditions it has seen in the lines of business that comprise this sub-segment. Despite these improvements, the Company has remained selective in pursuing business that meets its profitability objectives and has allocated capital to those lines where pricing and terms were most attractive. The Company reduced capital allocated to the credit/surety line in 2002 (but increased it selectively in 2003) and the agriculture line in 2003 when the profitability for these lines declined below acceptable levels. Based on the January 1, 2004 pricing indications and renewal information received from cedants and brokers and assuming constant foreign exchange rates, gross and net premiums written are expected to grow in 2004 for the credit/surety, non-U.S. specialty casualty and marine lines. Gross and net premiums written are expected to decrease in the aviation, catastrophe and energy lines. Overall, a modest decrease is expected in gross and net premiums written in 2004 for this sub-segment. As net premiums written have grown in 2003, net premiums earned are expected to increase modestly in 2004 for this sub-segment.

Losses and loss expenses

While the 2003 results reflect a low level of large loss activity, the results for 2002 and 2001 include, in the aggregate, losses higher than the Company’s historical average for catastophe and other large losses. The improvement in the loss ratio in 2003 over 2002 results primarily from two factors. First, the European floods that occurred during the third quarter of 2002 resulted in losses of $88.5 million, or 8.1 points on the loss ratio in 2002 for this sub-segment, predominantly in the catastrophe line. Second, the 2003 period includes favorable prior year loss development of $21.5 million, or 1.4 points on the loss ratio in 2003 for this sub-segment. Losses reported by cedants during 2003 for the prior accident years were lower than the Company expected, which led the Company to decrease its expected ultimate loss ratio for this sub-segment for the 2002 and prior accident years. This net positive loss development, which included a decrease of loss reserves of $7.1 million related to the September 11 attack, was evident principally in the aviation, credit/surety and energy lines of business and was partially offset by increases in the marine and agriculture lines. The main factors influencing the Company’s lower than expected reported losses were a series of reductions in attritional losses and a lower number of newly reported losses by cedants.

The 2002 and 2001 periods included large catastrophe losses, as the 2002 period included the impact of the European floods and the 2001 period included the loss related to the September 11 attack, which accounted for $191.0 million, or 26.9 points in the loss ratio in 2001 for this sub-segment. Losses for 2001 were also impacted by the collapse of Enron, which resulted in losses of $47.3 million, or 6.7 points in the loss ratio of this sub-segment, primarily in the surety line. Excluding the large losses in 2002 and 2001, the increase in the amount of losses for each year reflects the growth in exposure due to a growing book of business.

PartnerRe Annual Report 2003	36

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Acquisition costs

The increase in acquisition costs is the result of the increase in the volume of premiums earned for each year. The acquisition ratio is comparable for all three years.

Life Segment

The following table summarizes the technical result for this segment (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Gross premiums written	$310.3	70%	$182.3	31%	$138.8
Net premiums written	300.1	72	174.6	32	132.0
Net premiums earned	300.3	76	170.3	29	131.8
Life policy benefits	267.1	75	152.8	23	124.7
Acquisition costs	61.3	1	60.7	124	27.1
Life technical result	$(28.1)	35	$(43.2)	(116)	$(20.0)
Allocated investment income	53.4	55	34.5	30	26.5
Allocated life technical result	$25.3	NM	$(8.7)	NM	$6.5

NM: not meaningful

Premiums

The increases in gross and net premiums written and net premiums earned during 2003 and 2002 resulted primarily from the Company’s taking advantage of the disruption observed in the European life insurance and reinsurance market as the poor performance of equity markets in the last three years reduced the capital available in the industry. The Company expects that gross and net premiums written and net premiums earned for this segment will continue to grow during 2004.

Life policy benefits and acquisition costs

The increase in life policy benefits and acquisition costs for the 2003 and 2002 periods resulted primarily from the growth in exposure due to a growing book of business. The 2002 period included a $25.0 million charge related to the amortization of acquisition costs on business that was retained in the sale of the U.S. life reinsurance business in 2000. In 2002, the Company reduced its estimate of the anticipated gross profit for this treaty and accordingly accelerated the amortization of the related deferred acquisition costs.

PartnerRe Annual Report 2003	37

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Premium Distribution by Line of Business

The distribution of net premiums written by line of business for the years ended December 31, 2003, 2002 and 2001, was as follows (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Non-life
Property and Casualty
Property	$745.5	40%	$532.2	38%	$384.8
Casualty	668.6	67	400.9	70	236.1
Motor	354.4	12	315.6	17	269.8
Worldwide Specialty
Agriculture	153.6	—	153.9	13	135.8
Aviation/space	272.0	9	249.5	71	146.0
Catastrophe	354.3	18	299.0	38	216.9
Credit/surety	188.0	46	128.7	8	119.0
Engineering/energy	262.6	47	178.3	190	61.5
Marine	87.7	22	72.1	62	44.5
Special risk	185.9	34	138.7	103	68.4
Other	16.9	42	11.9	16	10.3
Life	300.1	72	174.6	32	132.0
Total	$3,589.6	35	$2,655.4	45	$1,825.1

The distribution of premiums is affected by renewal patterns for non-proportional treaties, as premiums for those treaties are recognized as written at the inception of the treaty rather than over the treaty period. Except for the agriculture line, the dollar value of gross premiums written has increased for all lines in 2003 and 2002, which reflects the Company’s growth in a favorable underwriting environment as well as the effect of changes in foreign exchange rates on premiums.

2003 over 2002

The property, casualty, credit/surety and life lines of business reflected a faster growth as a result of the Company’s taking advantage of better pricing, terms and conditions during the 2003 renewals. The slower growth in the catastrophe line of business in 2003 resulted from the limits set by Management on the Company’s overall catastrophe exposure. The relatively slower growth in the motor and aviation/space lines of business in 2003 was attributable to flat or softening terms and conditions or profitability in these lines. The flattening of premiums in the agriculture line of business in 2003 reflected the non-renewal of treaties whose pricing, terms and conditions did not meet the Company’s profitability objectives and the selective acceptance of new treaties, which the Company believed would meet its objectives.

2002 over 2001

The casualty, aviation/space, engineering/energy, marine and special risk lines reflected a faster growth as a result of the Company taking advantage of better pricing and conditions during the 2002 renewals. The slower growth in the catastrophe line of business in 2002 resulted from the limits set by Management on the Company’s overall catastrophe exposure. The very modest growth in the credit/surety line of business in 2002 reflected the non-renewal of treaties whose pricing, terms and conditions did not meet the Company’s profitability objectives and the selective acceptance of new treaties, which the Company expected would meet its objectives.

Based on January 1, 2004 pricing indications and renewal information from cedants and brokers, and assuming constant foreign exchange rates, the Company expects the net

PartnerRe Annual Report 2003	38

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

premiums written for the property, casualty, credit/surety, marine and U.S. and non-U.S. specialty casualty (part of special risk line) lines to grow during 2004 while it expects gross premiums written for the aviation, catastrophe and energy lines to decrease. Other lines are expected to be relatively flat.

Premium Distribution by Treaty Type

The distribution of gross premiums written by type of treaty for the years ended December 31, 2003, 2002 and 2001, was as follows (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Non-life segment
Proportional	$1,930.9	37%	$1,408.2	46%	$964.4
Non-proportional	1,133.3	33	853.8	50	567.8
Facultative	250.0	(4)	261.4	26	207.3
Life segment
Proportional	287.3	88	153.1	16	132.3
Non-proportional	23.0	(21)	29.2	349	6.5
Total	$3,624.5	34	$2,705.7	44	$1,878.3

The Company typically writes business on either a proportional or non-proportional basis. On a proportional treaty, the Company shares proportionally in both the premiums and losses of the cedant. In non-proportional business, the Company typically is exposed to loss events in excess of a predetermined dollar amount or loss ratio. In both proportional and non-proportional business, the Company is typically reinsuring a large group of primary insurance contracts written by the ceding company. In addition, the Company writes business on a facultative basis. Facultative arrangements are generally specific to an individual risk and can be written on either a proportional or non-proportional basis. Generally, the Company has more influence over pricing, as well as terms and conditions, in non-proportional and facultative arrangements.

Based on January 1, 2004 pricing indications and renewal information from cedants and brokers, and assuming constant foreign exchange rates, the Company expects modest changes in the distribution of gross premiums written in 2004.

Premium Distribution by Geographic Region

The geographic distribution of gross premiums written for the years ended December 31, 2003, 2002 and 2001, was as follows (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Europe	$1,490.3	42%	$1,049.4	39%	$753.3
North America	1,589.8	34	1,183.0	50	789.9
Asia, Australia, New Zealand	353.7	18	299.5	37	218.8
Latin America and the Caribbean	166.3	9	152.2	49	102.1
Africa	24.4	13	21.6	52	14.2
Total	$3,624.5	34	$2,705.7	44	$1,878.3

PartnerRe Annual Report 2003	39

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

While the Company experienced growth in absolute value in every geographic area, the European market saw significant growth in 2003 and 2002 as gross premiums written increased by 42% and 39%, respectively. The weakening of the U.S. dollar against the euro and other currencies during 2003 and 2002 contributed significantly to this growth. Growth in the North American market was substantial in 2003 and 2002 with gross premiums written up 34% and 50%, respectively. The Company’s expansion in the U.S. specialty casualty line in the United States and the strengthening of the Canadian dollar against the U.S. dollar accounted for a significant portion of the growth in North America.

Based on January 1, 2004 pricing indications and renewal information from cedants and brokers, and assuming constant foreign exchange rates, the Company expects modest changes in the geographic distribution of gross premiums written in 2004, primarily as a result of its expansion initiative in the U.S. specialty casualty line.

Premium Distribution by Production Source

The Company produces its business, or gross premiums written, both through brokers and through direct relationships with cedants. The distribution of gross premiums written by production source for the years ended December 31, 2003, 2002 and 2001, was as follows:

	2003	2002	2001
Broker	65%	63%	60%
Direct	35%	37%	40%

The Company’s U.S. Property and Casualty sub-segment generates business predominantly through brokers, and other Non-life sub-segments generate business predominantly through direct relationships with cedants. The increase in the use of brokers in 2003 and 2002 reflected the increase in the U.S. Non-life business. Based on January 1, 2004 pricing indications and renewal information from cedants and brokers, and assuming constant foreign exchange rates, the Company expects modest changes in the production source of gross premiums written in 2004.

Investment Results

Net investment income and net realized investment gains (losses) for the years ended December 31, 2003, 2002 and 2001, were as follows (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Net investment income	$261.7	7%	$245.2	2%	$239.6
Net realized investment gains (losses)	86.7	NM	(6.8)	NM	20.2

NM: not meaningful

Net investment income increased in 2002 and 2003 for two principal reasons:

1.	The balance of funds held under reinsurance treaties increased from $726.7 million at December 31, 2002, to $1,068.4 million at December 31, 2003. Funds held under reinsurance treaties typically represent premiums retained by cedants, on which the Company receives interest income; and

PartnerRe Annual Report 2003	40

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

2.	Trends in the Company’s asset base, foreign exchange markets and interest rates usually have a significant impact on net investment income. However, during 2002 and 2003 these factors substantially offset each other. These trends were as follows:

•	The invested asset base has grown significantly since December 31, 2001, as a result of positive operating cash flow of $687.2 million and $1,150.1 million for 2002 and 2003, respectively, as well as net capital raised in the amount of $386.9 million, $96.9 million and $38.7 million in the fourth quarter of 2001, fourth quarter of 2002 and second quarter of 2003, respectively;

•	Investment income denominated in currencies that have appreciated against the U.S. dollar since December 31, 2002, have been converted into U.S. dollars at a higher exchange rate. The euro has increased by 42% against the U.S. dollar since December 31, 2001, while the Canadian dollar has increased by 19%, the British pound by 23%, the Japanese yen by 9% and the Swiss franc by 25%.

•	The lower interest rate environment seen during 2002 and 2003 has partially offset the effects of the previous two trends on investment income. During a period of declining interest rates, cash resulting from the maturity of securities is typically reinvested at lower yields and this results in lower net investment income. For example, at December 31, 2003, 2002 and 2001, the interest rate on a 5-year U.S. Treasury security was 3.2%, 2.7% and 4.3%, respectively, while the interest rate on a 5-year euro-denominated government security was 3.5%, 3.4% and 4.4%, respectively. The annualized yield to maturity on the Company’s investment portfolio was 3.80%, 3.50% and 5.10% at December 31, 2003, 2002 and 2001, respectively.

The table below provides net investment income by asset source for the three years ended December 31, 2003, 2002 and 2001 (in millions of U.S. dollars):

	2003	% Change 2003 over 2002	2002	% Change 2002 over 2001	2001
Fixed maturities, short-term investments, cash and cash equivalents	$209.7	—%	$209.7	3%	$204.1
Equities	17.0	25	13.6	(8)	14.8
Funds held and other	48.1	25	38.6	30	29.6
Investment expenses	(13.1)	(22)	(16.7)	88	(8.9)
Net investment income	$261.7	7	$245.2	2	$239.6

As part of its investment strategy, the Company has increased the equity asset base faster than the fixed maturity, short-term investment, cash and cash equivalent asset base during 2003. This shift in the asset base, combined with the declining interest rate environment, explains the flat investment income on fixed maturities, short-term investments, cash and cash equivalents compared to the increase in the investment income on equities during 2003. The increase in investment income on fixed maturities, short-term investments, cash and cash equivalents for 2002 over 2001 resulted primarily from the reinvestment of cash flow from operations, albeit at increasingly lower interest rates.

The increase in investment income on funds held and other is attributable to the significant increase in the funds held asset base during 2003 and 2002.

PartnerRe Annual Report 2003	41

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The increase in investment expenses in 2002 over 2001 resulted from a larger asset base as well as the duplication of investment expenses during the transition period in which the Company brought the investment management of its fixed income portfolio in-house. The transition was completed at the end of 2002 and this resulted in a reduction in investment expenses in 2003 compared to 2002.

Current economic indicators continue to suggest moderate global economic growth led by the U.S. economy. Based on the prevailing economic indicators, and assuming constant foreign exchange rates, the Company expects market interest rates in the United States and Europe to rise very modestly during 2004, and this combined with the larger asset base as at December 31, 2003, as well as expected positive cash flow from operations, should contribute to higher investment income for the Company during 2004.

The components of net realized investment gains or losses for the three years ended December 31, 2003, 2002 and 2001, were as follows (in millions of U.S. dollars):

	2003	2002	2001
Net realized gains on available for sale securities, excluding other-than-temporary impairments	$93.7	$3.6	$35.4
Other-than-temporary impairments	(30.7)	(33.8)	—
Net realized investment gains (losses) on trading securities	10.6	(9.8)	(18.2)
Net change in unrealized investment gains (losses) on trading securities	9.1	5.3	(1.2)
Net realized gains on real estate	—	15.5	—
Net realized investment (losses) gains on designated hedging activities	(8.2)	5.4	(0.4)
Net realized and change in unrealized investment gains on other invested assets	13.1	3.7	4.4
Other realized investment (losses) gains	(0.9)	3.3	0.2
Total net realized investment gains (losses)	$86.7	$(6.8)	$20.2

Net realized investment gains and losses are a function of the timing of disposition of available for sale fixed maturities and equity securities as the Company repositions its investment portfolio to take advantage of market conditions, charges for the recognition of other-than-temporary impairments in the Company’s investment portfolio, changes in the market value of trading securities and the net ineffectiveness of the Company’s designated hedges.

The general decline in interest rates in the last two years has resulted in a significant increase in the fair value of the Company’s fixed income portfolio, as the prevailing market interest rates were lower than the average coupon rate of the Company’s fixed income portfolio. During the normal course of its operations the Company bought and sold securities to take advantage of market conditions. Since most of the securities in the fixed income portfolio carried unrealized gains during 2003, the sale of securities generated realized investment gains and reduced the unrealized investment gains recorded in the shareholders’ equity section of the Consolidated Balance Sheets. There was no impact on total comprehensive income and no change in the total value of shareholders’ equity as a result of the realization of these gains.

PartnerRe Annual Report 2003	42

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The realized investment gains for the year ended December 31, 2003, increased over 2002 for two principal reasons. The Company had a higher volume of purchases and sales during the 2003 period, which resulted in the realization of more unrealized gains. Although the Company’s fixed income portfolio also had significant unrealized gains during 2002, the Company retained most securities with unrealized gains and sold a number of securities with unrealized losses when it brought the management of the fixed income portfolio in-house. The Company evaluates investment performance on the basis of total return, which includes net realized investment gains and losses and net change in unrealized investment gains and losses in addition to net investment income, and does not evaluate net realized investment gains and losses separately.

During the years ended December 31, 2003 and 2002, the Company recorded other-than-temporary impairments of $30.7 million and $33.8 million, respectively. Approximately 43% of the impairments recorded in 2003 related to securities of the insurance and reinsurance sector, while the balance was spread over many securities and sectors. Approximately 21% of the impairments recorded in 2002 related to the insurance and reinsurance sector with the balance spread over many securities and sectors.

Other Operating Expenses

Other operating expenses for the years ended December 31, 2003, 2002 and 2001, were $235.7 million, $161.7 million and $117.6 million, respectively, and are comprised primarily of personnel and infrastructure costs. The increases in other operating expenses in 2003 and 2002 were the result of an increase in headcount, from 689 employees at the end of 2001 to 897 employees at the end of 2003, as well as the amortization of the capitalized cost of the Company’s new reinsurance and financial systems, which were put into service during 2002 and 2001. Operating expenses represented 6.7% of net premiums earned (both Life and Non-life) in 2003 and 2002 compared to 7.2% in 2001.

Other Income

Other income for the years ended December 31, 2003, 2002 and 2001, was $21.1 million, $5.7 million and $1.7 million, respectively, and primarily reflected income on the Company’s Alternative Risk Transfer (ART) contracts that did not provide transfer of reinsurance risk and were accounted for using the deposit accounting method or were considered to be derivatives. In 2003, other income also included profit of approximately $8.0 million on a non-recurring retroactive specialty line contract.

Income Tax Expense (Benefit)

The Company incurred income tax expense of $2.1 million and $2.7 million in 2003 and 2002, respectively, and an income tax benefit of $69.3 million in 2001. Since the Company’s subsidiaries typically generate income or losses in both taxable and non-taxable jurisdictions, there generally is little direct correlation between its consolidated pre-tax income or loss and its consolidated tax expense or benefit.

Financial Condition and Liquidity and Capital Resources

Assets

At December 31, 2003, total assets were $10.9 billion compared to $8.5 billion at December 31, 2002. The increase in total assets is the result of the Company’s growing reinsurance operations, the positive cash flow from operations as well as the increase in the value of the Company’s investment portfolio.

PartnerRe Annual Report 2003	43

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Total invested assets, including cash and cash equivalents, were $6.8 billion as at December 31, 2003, compared to $5.2 billion at December 31, 2002. The major factors influencing the increase in cash and invested assets in 2003 were:

•	net cash flow provided by operating activities of $1,150.1 million;

•	the increase in the net unrealized gains on investments of $129.9 million;

•	the increase in unsettled security trades payable of $42.0 million;

•	net cash receipts of $38.7 million from the issuance of Series C Preferred Shares in the amount of $280.9 million and after the redemption of Series A Preferred Shares in the amount of $242.2 million, excluding a preferred dividend of $7.8 million included below;

•	the issuance of shares under the Company’s Stock Plans for $14.5 million;

•	the positive influence of the effect of a stronger euro relative to the U.S. dollar as it relates to the conversion of PartnerRe SA’s invested assets and cash balances into U.S. dollars;

•	the positive influence of the effect of a stronger euro and other currencies relative to the U.S. dollar as it relates to the conversion of the cost of the Partner Reinsurance Company’s invested assets into U.S. dollars; offset by

•	dividend and distribution payments on Common and Preferred Shares and Mandatorily Redeemable Preferred Securities totaling $125.4 million including a $7.8 million dividend resulting from the redemption of the Series A Preferred Shares.

At December 31, 2003 and 2002, fixed maturities, short-term investments and cash and cash equivalents had an average expected duration of 3.6 years and 3.3 years, respectively. As at December 31, 2003, approximately 93% of the fixed maturities were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent) compared to 94% as at December 31, 2002.

At December 31, 2003, fixed maturities, short-term investments and cash and cash equivalents had an average yield to maturity at market of 3.8% compared to 3.5% as at December 31, 2002. The increase in average yield to maturity in 2003 was primarily due to the modest increase in interest rates during the second half of 2003.

Liabilities

The Company has recorded Non-life reserves for unpaid losses and loss expenses of $4.8 billion and $3.7 billion at December 31, 2003 and 2002, respectively. Policy benefits for life and annuity contracts were $1,162.0 million and $816.0 million at December 31, 2003 and 2002, respectively. The increase in the value of reserves for unpaid losses and loss expenses relates primarily to the overall growth in business.

As discussed further under Critical Accounting Policies, the Company’s reserves for unpaid losses and loss expenses include an estimate for its net ultimate liability for asbestos and environmental claims. Ultimate values for such claims cannot be estimated using traditional reserving techniques. There are significant uncertainties in estimating the amount of the Company’s potential losses for these claims and these uncertainties are not likely to be resolved in the near future. The Company actively evaluates potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its estimates.

PartnerRe Annual Report 2003	44

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

In the normal course of its business the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2003, were as follows (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Long-term debt – principal	$220.0	$—	$—	$220.0	$—
Long-term debt – interest	65.0	13.0	26.0	26.0	—
Capital lease obligations	—	—	—	—	—
Operating leases	146.5	18.9	37.5	22.6	67.5
Other operating agreements	8.2	3.1	4.4	0.7	—
Purchase obligations	—	—	—	—	—
Other long-term liabilities:
Series B Cumulative Redeemable Preferred Shares – principal	200.0	—	200.0	—	—
Series B Cumulative Redeemable Preferred Shares – dividends	16.8	11.2	5.6	—	—
Series C Cumulative Preferred Shares – principal	290.0	—	—	—	290.0
Series C Cumulative Preferred Shares – dividends	NA	19.6	39.2	39.2	9.6 per annum
Trust Preferred Securities – principal	200.0	—	—	—	200.0
Trust Preferred Securities – interest	NA	15.8	31.6	31.6	15.8 per annum
Purchase Contract for Common Shares (related to PEPS Units)	4.8	4.8	—	—	—

NA: not applicable

The Company’s losses and loss expense reserves represent Management’s best estimate of amounts which may become payable to cedants and are not fixed amounts payable pursuant to contractual commitments. As a result, the Company’s losses and loss expense reserves are not reflected in the table above. Due to the limited nature of the information presented above, it should not be considered indicative of the Company’s liquidity or capital needs. See “Liquidity” below.

Funds Held by Reinsured Companies

The Company, in order to be competitive in certain markets, writes business on a funds held basis. As at December 31, 2003 and 2002, the Company recorded $1,068.4 million and $726.7 million, respectively, of funds held assets on its Consolidated Balance Sheets, representing 10% and 9%, respectively, of the Company’s total assets. Under such contractual arrangements, the reinsured retains the net funds that would have otherwise been remitted and credits the net fund balance with investment income. In general, the purpose of the funds held balances is to provide the reinsured with additional security that the Company will honor its obligations. The Company is subject to the credit risk of the reinsured in the event of insolvency or the reinsured’s failure to honor the value of the funds held balances for any other reason. However, the Company’s credit risk is somewhat mitigated by the fact that the Company has the contractual ability to offset any shortfall in the payment of the funds held balances with amounts owed by the Company to the reinsured for losses payable and other amounts contractually due.

Approximately $600.1 million of the funds held assets as at December 31, 2003, earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Interest rates as at December 31, 2003, ranged from 2.0% to 5.0%. Under these contractual arrangements, there are no specific assets linked to the funds held balances and the Company is exposed only to the credit risk of the reinsured.

With respect to the remaining $468.3 million of the funds held assets as at December 31, 2003, the Company received an investment return based upon either the results of a pool of assets held by the reinsured (generally used as collateral for the funds held assets), or the investment return earned by the reinsured on its entire investment portfolio. The Company

PartnerRe Annual Report 2003	45

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

does not legally own or directly control the investments underlying its funds held assets and only has recourse to the receivable amount and not to the underlying securities that support the balances. Decisions as to purchases and sales of assets underlying the funds held balances are made by the reinsured; in some circumstances, investment guidelines regarding the minimum quality of the underlying assets may be agreed upon between the reinsured and the Company as part of the reinsurance agreement or the Company may participate in an investment oversight committee regarding the investment of the net funds, but investment decisions are not otherwise influenced by the Company.

The Company has several annuity treaties, which accounted for approximately $394.8 million of the funds held balances as at December 31, 2003, and are structured such that the return on the funds held balances is tied to the performance of an underlying group of assets held by the reinsured, including fluctuations in the market value of the underlying assets (one such treaty is a retrocessional agreement under which the Company receives less data that is generally received under a direct reinsurance agreement). In these arrangements, the objective of the reinsurance agreement is to provide for the covered longevity risk, and to earn a net investment return on an underlying pool of assets, greater than is contractually due to the annuity holders. While the Company is also exposed to the creditworthiness of the reinsured, the risk of loss to the Company is somewhat mitigated, as the Company has the ability to offset a shortfall in the funds held assets with amounts owed to the reinsured.

The Company also has several property and casualty treaties, representing approximately $73.5 million of the total $468.3 million funds held assets as at December 31, 2003, in which the investment performance of the net funds corresponds to the interest income on the assets held by the reinsured; however, the Company is not directly exposed to the underlying credit risk of these investments, as they serve only as collateral for the Company’s receivable. That is, the amount owed to the Company is unaffected by changes in the market value of the investments underlying the fund.

In those cases where the Company is exposed to the credit or interest rate risk of an underlying pool of assets the Company has applied the guidance of Derivative Implementation Issue No. B36 (refer to Note 3(d) to the Consolidated Financial Statements). Accordingly, the Company has recognized as a realized gain or loss the value of the credit and/or interest rate derivative embedded within the funds held balance. In the case of the Company’s annuity contracts there is also a resulting offsetting adjustment to deferred acquisition costs related to this business. At December 31, 2003, the value of such embedded derivatives was determined to be $12.6 million, all of which was substantially offset by an equivalent adjustment to deferred acquisition costs.

Investments

The Company’s investment portfolio is categorized according to two distinct accounting classifications – “available for sale” and “trading” securities. For a description of the different accounting treatments afforded to these separate accounting classifications, refer to Note 3(f) to the Consolidated Financial Statements.

At December 31, 2003, investments classified as available for sale comprised 98% of the Company’s total portfolio (excluding cash and cash equivalents) with 2% being classified as trading securities. Included in the available for sale category is the Company’s portfolio of fixed maturity investments, comprised primarily of investment grade securities issued by the U.S. government or U.S. government sponsored agencies, state and foreign governments and corporate debt securities. In addition, as part of its investment strategy, the Company invests a small percentage of its portfolio in less-than-investment-grade bonds, which are

PartnerRe Annual Report 2003	46

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

also classified as available for sale. Similarly, the Company has an allocation to convertible securities and equities in its investment portfolio that are classified as trading securities.

The cost, market value, gross unrealized gains and gross unrealized losses on investments classified as available for sale at December 31, 2003 and 2002, were as follows (in millions of U.S. dollars):

2003	Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities
- U.S. government	$327.8	$ 10.0	$ —	$ 337.8
- states or political subdivisions of states of the U.S.	94.9	3.3	(0.3)	97.9
- other foreign governments	1,143.0	15.1	(8.5)	1,149.6
- corporate	2,688.8	90.4	(9.3)	2,769.9
- mortgage/asset-backed securities	987.0	5.3	(3.9)	988.4
Total fixed maturities	5,241.5	124.1	(22.0)	5,343.6
Short-term investments	46.3	—	—	46.3
Equities	614.7	106.1	(6.8)	714.0
Total	$5,902.5	$230.2	$(28.8)	$6,103.9

2002	Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities
- U.S. government	$403.7	$ 21.1	$ (0.3)	$ 424.5
- states or political subdivisions of states of the U.S.	98.3	5.9	—	104.2
- other foreign governments	928.8	19.1	—	947.9
- corporate	1,728.5	88.9	(6.7)	1,810.7
- mortgage/asset-backed securities	612.3	17.8	(0.2)	629.9
Total fixed maturities	3,771.6	152.8	(7.2)	3,917.2
Short-term investments	3.8	—	—	3.8
Equities	493.9	26.8	(47.5)	473.2
Total	$4,269.3	$179.6	$(54.7)	$4,394.2

(1)	Cost is amortized cost for fixed maturities and short-term investments and original cost for equity securities, net of other-than-temporary impairments.

The market value of those investment securities classified as trading was $122.5 million and $75.3 million at December 31, 2003 and 2002, respectively.

The Company employs a conservative investment philosophy. It maintains a high-quality, well-balanced and liquid portfolio having the dual objectives of optimizing current income and achieving capital appreciation. From a risk management perspective, the Company divides its invested assets into two categories, liability funds and capital funds. Liability funds represent invested assets supporting the net reinsurance assets and liabilities and are invested entirely in high-quality fixed income securities. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to follow strict investment guidelines as to minimum ratings, and issuer and sector concentrations. Capital fund assets represent the capital of the Company and are invested to maximize total return, subject to strict risk assumption and portfolio diversification guidelines, including issuer and sector concentration limitations. Capital

PartnerRe Annual Report 2003	47

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

funds may be invested in investment-grade fixed income securities, less-than-investment-grade bonds, convertible securities, preferred stocks and common stocks. The Company believes that an allocation of a portion of its investments to equities is both prudent and desirable inasmuch as it helps to achieve broader asset diversification and maximization of the portfolio’s total return over time. Since the Company’s allocation to equities is predicated on a long-term strategic investment in this asset class, the Company has the ability to and fully expects to withstand the effects of cyclical market value swings of the broader equity markets on its portfolio.

The following table provides a breakdown of the credit quality of the Company’s fixed income securities at December 31, 2003:

Rating Category	% of Total Fixed Income Securities
AAA	57%
AA	3%
A	19%
BBB	14%
Below investment grade/unrated	7%

The liability funds total $4.2 billion and are comprised of cash and cash equivalents, short-term investments, AAA, AA and A rated securities. The capital funds, which total $2.6 billion, are comprised of investment-grade fixed maturities, below-investment-grade fixed maturities and equities.

At December 31, 2003, the Company had gross unrealized losses on its fixed maturities of $22.0 million, of which $20.3 million was attributable to investment-grade securities and $1.7 million was attributable to securities rated less than investment grade.

The gross unrealized losses recorded on the Company’s portfolio of fixed maturity securities at December 31, 2003 and 2002, related primarily to the impact of rising interest rates, which tend to result in a reduction of the market value of fixed income securities. The Company believes that these decreases in values are temporary and additional analysis of individual securities for potential other-than-temporary impairments was carried out by the Company to validate its belief. Additionally, the Company has the intent and ability to retain such investments for a period of time sufficient to allow for any recovery in market value or to hold the securities to their maturity. The tables below (see section titled “Maturity Distribution”) show the distribution by contractual maturity date of available for sale fixed maturity investments at December 31, 2003.

Approximately 96% of the invested assets currently held by the Company are publicly traded and, accordingly, market valuations for such securities are readily available. For those securities not publicly traded (4% of the Company’s invested assets or approximately $242 million), consisting primarily of bank loan portfolios, non-publicly traded real estate funds, private placement equity investments and other specialty asset classes, valuation techniques depend on the nature of the individual asset. The valuation techniques used by the Company’s investment managers are reviewed by the Company and are generally commensurate with standard valuation techniques for each asset class.

PartnerRe Annual Report 2003	48

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The following table presents an analysis of the continuous periods during which the Company has held investment positions that were carried at an unrealized loss (excluding investments classified as trading securities) as at December 31, 2003 (in millions of U.S. dollars):

	Less than 12 months		12 months or more		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Fixed maturities
- U.S. government	$31.4	$ —	$—	$—	$31.4	$—
- states or political subdivisions of states of the U.S.	31.1	(0.3)	—	—	31.1	(0.3)
- other foreign governments	720.9	(8.5)	—	—	720.9	(8.5)
- corporate	968.6	(9.1)	2.1	(0.2)	970.7	(9.3)
- mortgage/asset-backed securities	465.5	(3.9)	—	—	465.5	(3.9)
Total fixed maturities	2,217.5	(21.8)	2.1	(0.2)	2,219.6	(22.0)
Short-term investments	22.8	—	—	—	22.8	—
Equities	140.4	(2.5)	122.6	(4.3)	263.0	(6.8)
Total	$2,380.7	$ (24.3)	$124.7	$(4.5)	$2,505.4	$(28.8)

The Company’s largest single security unrealized loss position as at December 31, 2003, for which an other-than-temporary impairment charge has not been taken was an unrealized loss of $4.1 million, representing an unrealized loss of 2.3% of the amortized cost of the security, which is rated AAA. This unrealized loss, as well as a majority of the Company’s total unrealized losses, are due to changes in interest rates. Typically, as interest rates rise, market values of fixed income portfolios fall, and vice versa. As at December 31, 2003, the Company had no significant unrealized losses, for which an other-than-temporary impairment charge has not been taken, caused by other factors and circumstances, including an issuer’s specific corporate risk or due to industry or geographic risk.

The Company recorded charges for other-than-temporary impairments relating to its investment portfolio in the aggregate amount of $30.7 million and $33.8 million, for the years ended December 31, 2003 and 2002, respectively. The Company did not record any such charges during the year ended December 31, 2001. Typically, the Company considers impairment related to any specific issuer of a security to have occurred when events specific to a particular issuer have occurred that are likely to prevent the Company from recovering its initial investment in the security. In the determination of other-than-temporary impairments, the Company considers the several factors and circumstances including the issuer’s overall financial condition, the issuer’s credit and financial strength ratings, general market conditions in the industry or geographic region in which the issuer operates, general economic and financial market conditions, the length of time for which the fair value of an issuer’s securities remains below cost or amortized cost on a continuous basis and factors that may raise doubt about the issuer’s ability to continue as a going concern. Other-than-temporary impairments are recorded as realized investment losses in the Consolidated Statements of Operations, which reduce net income and net income per share. Temporary losses are recorded as unrealized investment losses, which do not impact net income and net income per share but reduce accumulated other comprehensive income, except for those related to trading securities, which are recorded immediately in net income.

For the years ended December 31, 2003, 2002 and 2001, the change in net unrealized investment gains and losses on trading securities resulted in a net gain of $9.1 million, a net gain of $5.3 million and a net loss of $1.2 million, respectively, being recognized in net realized investment gains and losses in the Consolidated Statements of Operations.

PartnerRe Annual Report 2003	49

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Maturity Distribution

The distribution of available for sale fixed maturities and short-term investments at December 31, 2003, by contractual maturity date is shown below (in millions of U.S. dollars):

	Amortized Cost	Market Value
One year or less	$332.8	$337.5
More than one year through five years	2,126.2	2,163.8
More than five years through ten years	1,440.9	1,472.5
More than ten years	400.9	427.7

Subtotal	4,300.8	4,401.5
Mortgage/asset-backed securities	987.0	988.4

Total	$5,287.8	$5,389.9

The maturity distribution for those available for sale fixed maturities that were in an unrealized loss position as at December 31, 2003, was as follows (in millions of U.S. dollars):

	Amortized Cost	Market Value	Unrealised Losses
One year or less	$66.7	$66.5	$(0.2)
More than one year through five years	699.6	694.6	(5.0)
More than five years through ten years	621.7	610.5	(11.2)
More than ten years	160.5	158.8	(1.7)

Subtotal	1,548.5	1,530.4	(18.1)
Mortgage/asset-backed securities	325.0	321.1	(3.9)

Total	$1,873.5	$1,851.5	$(22.0)

As discussed above, the Company generally has the intent and ability to retain its fixed maturity investments for a period of time sufficient to allow for any recovery in market value or to hold the securities to their maturity.

Realized Gains and Losses

Proceeds from the sale of investments classified as available for sale for the years ended December 31, 2003, 2002 and 2001, were $10,106.7 million, $4,186.9 million and $3,033.1 million, respectively. Realized investment gains and losses on securities classified as available for sale for the years ended December 31, 2003, 2002 and 2001, were as follows (in millions of U.S. dollars):

	2003	2002	2001
Gross realized gains	$132.1	$108.4	$87.4
Gross realized losses excluding other-than-temporary impairments	(38.5)	(104.8)	(52.0)
Other-than-temporary impairments	(30.7)	(33.8)	—
Total net realized investment gains (losses)	$62.9	$(30.2)	$35.4

(Refer to Note 4(d) to the Consolidated Financial Statements for a reconciliation between net realized investment gains (losses) on investments classified as available for sale and net realized investment gains (losses) on the Consolidated Statements of Operations.)

As mentioned above, the Company’s asset managers have the dual investment objectives of optimization of current income and achieving capital appreciation. To meet these objectives, it is often desirable to sell securities when opportunities for superior expected returns are identified. Accordingly, recognition of realized gains and losses is considered by the Company to be a typical consequence of the ongoing investment management activities.

PartnerRe Annual Report 2003	50

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Shareholders’ Equity and Capital Management

Shareholders’ equity at December 31, 2003, was $2.6 billion, a 25% increase compared to $2.1 billion at December 31, 2002. The major factors influencing the level of shareholders’ equity in 2003 were:

•	net income of $467.7 million;

•	the $47.5 million positive effect of the currency translation adjustment resulting from the strengthening of the euro against the U.S. dollar;

•	the $46.9 million increase in the market value of investments, net of deferred taxes, recorded in equity;

•	issuance of Series C Preferred Shares, net of redemption of Series A Preferred Shares of $38.7 million; offset by

•	dividend payments of $93.4 million; and

•	payments of $4.8 million under purchase contracts for Common Shares.

During 2003 the Company issued $290.0 million of 6.75% Series C Cumulative Redeemable Preferred Shares (“Series C Preferred Shares”). Proceeds of $250.0 million from this issuance were used to redeem the Company’s 8.0% Series A Cumulative Redeemable Preferred Shares, while the remaining proceeds were used in the normal course of the Company’s operations. Dividends on the Series C Preferred Shares are payable quarterly and are cumulative. The Series C Preferred Shares have no stated maturity and are redeemable at the option of the Company at any time after May 8, 2008.

In 2001, following the terrorist attack of September 11, the Company raised $400.0 million in new capital in the form of Trust Preferred and Mandatorily Redeemable Preferred Securities. $200.0 million was raised in the form of Trust Preferred Securities, which have a 30-year maturity with an option to extend to 49 years. The Trust Preferred Securities were issued out of a subsidiary of the Company’s U.S. operations which does not meet the consolidation requirements of FIN 46(R). Accordingly, at December 31, 2003, the Company reflected the intercompany debt of $206.0 million associated with the issuance of these securities on its Consolidated Balance Sheet. For purposes of discussion, the Company refers to both the Trust Preferred Securities and the related debt as the Trust Preferred Securities. Additionally, the Company issued $200.0 million of Premium Equity Participating Security Units (“PEPS Units”), where each PEPS Unit consists of a purchase contract to buy Common Shares of the Company prior to December 31, 2004, and one of the Company’s Series B Preferred Shares. Series B Preferred Shares are redeemable on June 30, 2005, and are pledged as collateral to secure the holder’s obligations under the purchase contract.

PartnerRe Annual Report 2003	51

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The table below sets forth the capital structure of the Company at December 31, 2003 and 2002 (in millions of U.S. dollars):

	2003		2002
Capital Structure:
Long-term debt	$220.0	7%	$220.0	8%
Trust Preferred Securities (1)	200.0	6	200.0	7
Series B Cumulative Redeemable Preferred Shares (PEPS Units)	200.0	6	200.0	7
8% Series A Cumulative Preferred Shares, aggregate liquidation	—	—	250.0	9
6.75% Series C Cumulative Preferred Shares, aggregate liquidation	290.0	9	—	—
Common Shareholders’ Equity	2,304.4	72	1,827.2	69

Total capital	$3,214.4	100%	$2,697.2	100%

(1)	Neither the Trust that issued the securities nor PartnerRe Finance, which owns the Trust, meets the consolidation requirements of FIN 46(R). Accordingly, the Company shows the related intercompany debt of $206.0 million on its Consolidated Balance Sheet as at December 31, 2003.

Liquidity

Cash flow from operations for 2003 increased to $1,150.1 million from $687.2 million in 2002. This increase in cash flow is primarily attributable to the significant growth in business during the past two years. The Company has received requests for and has subsequently paid out a total of $111.4 million during 2003 and $218.0 million on an inception to date basis of its estimated September 11 loss of approximately $380 million.

As a holding company, the Company relies primarily on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the “reinsurance subsidiaries”) for its cash flow. Although the payment of dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French laws and certain insurance statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business, there are presently no significant restrictions on the payment of dividends by the reinsurance subsidiaries, except that PartnerRe U.S. may not pay cash dividends without prior regulatory approval. (See Note 12 to the Consolidated Financial Statements.)

The Company has cash outflows in the form of operating expenses and dividends to both Common and Preferred Shareholders. Holding company operating expenses were $25.5 million in 2003. During 2003, the Company paid $64.0 million in dividends to its Common Shareholders in the form of quarterly dividends of $0.29 per share in the first and second quarters and $0.31 per share in the two subsequent quarters of 2003. On February 9, 2004, the Company announced that it was increasing its quarterly dividend to $0.34 per share. Additionally, the Company paid the holders of its Series A and Series C Preferred Shares $29.4 million, including $7.8 million related to the redemption of the Series A Preferred Shares, in dividends during the year. The Company also paid $16.0 million during 2003 on the PEPS Units.

PartnerRe U.S. has $220.0 million in outstanding third party debt as well as $200.0 million of Trust Preferred Securities outstanding. Interest payments on the debt amounted to approximately $13.0 million per year and distributions related to the Trust Preferred Securities amounted to $15.8 million. Payments under these two obligations are currently made from cash on hand at the U.S. holding company.

PartnerRe Annual Report 2003	52

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The reinsurance subsidiaries of the Company depend upon cash flow from the collection of premiums as well as investment income to meet their obligations. Cash outflows are in the form of claims payments, operating expenses as well as dividend payments to the holding company, and additionally, in the case of PartnerRe U.S., interest payments on the long-term debt and distributions related to the Trust Preferred Securities. Historically, the operating subsidiaries of the Company have generated sufficient cash flow to meet all of their obligations. Because of the inherent volatility of the business written by the Company, cash flows from operating activities may vary significantly between periods.

Some of the Company’s reinsurance treaties contain special funding and termination clauses that are triggered in the event the Company is downgraded by one of the major rating agencies to levels specified in the treaties, or the Company’s capital is significantly reduced. If such an event were to happen, the Company would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be cancelled retroactively or commuted by the cedant.

Off-Balance Sheet Arrangements

The Company is not party to any off-balance sheet arrangements that Management believes are reasonably likely to have a current or future effect on the Company’s financial condition, change in condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Currency

The Company’s functional currency is the U.S. dollar. The Company has exposure to foreign currency risk due to its ownership of PartnerRe SA, whose functional currency is the euro and due to PartnerRe SA and Partner Reinsurance Company (including the Swiss branch) underwriting reinsurance exposures and collecting premiums in currencies other than the U.S. dollar and holding certain net assets in such currencies. As a result of the PartnerRe SA acquisition in 1997, the Company’s most significant foreign currency exposure is to the euro. The euro increased in value by 20% in 2003 (from 1.05 to 1.25 U.S. dollars per euro), thereby increasing book value as the aggregate currency translation loss was reduced from $30.8 million as at December 31, 2002, to a gain of $16.7 million at December 31, 2003.

Effects of Inflation

The effects of inflation are considered implicitly in pricing and estimating reserves for unpaid losses and loss expenses. The actual effects of inflation on the results of operations of the Company cannot be accurately known until claims are ultimately settled.

New Accounting Pronouncements

In July 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (SOP 03-01). SOP 03-01 provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. SOP 03-01 is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-01 may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. The Company will adopt SOP 03-01 as of January 1, 2004. The initial adoption of SOP 03-01 will not have a significant impact on the results of operations or equity of the Company, but may affect the classification and presentation of certain balance sheet and income statement items.

PartnerRe Annual Report 2003	53

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Refer to Note 3(p) to the Consolidated Financial Statements for a discussion of new accounting pronouncements previously adopted by the Company.

Quantitative and Qualitative Disclosures about Market Risk

Overview

Management believes that the Company is principally exposed to four types of market related risk: interest rate risk, foreign currency risk, credit risk and equity price risk. How these risks relate to the Company, and the process used to manage them, is discussed below.

As discussed previously, the Company’s investment philosophy distinguishes between assets that are generally matched against the estimated net reinsurance assets and liabilities (“liability funds”) and those assets that represent shareholder capital (“capital funds”). Liability funds are invested in a way that matches them to the corresponding liabilities in both duration and currency composition. This procedure seeks to immunize the Company against changes in interest rates and currency exchange rates. As the focus of this disclosure is to identify risk exposures that impact the market value of assets alone, it is important for the reader to recognize that the risks discussed herein are significantly mitigated to the extent that the Company’s investment strategy allows market forces to influence the economic valuation of both assets and liabilities in generally the same way. At December 31, 2003, liability funds represented 62% (or $4.2 billion) of the Company’s total investment assets.

At December 31, 2003, capital funds represented 38% (or $2.6 billion) of the Company’s total investment assets. These assets represent shareholder capital and they are invested in a diversified portfolio that has the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk, higher return profile: primarily longer duration fixed income securities, common stock, convertible and high-yield bonds and real estate, in addition to high-quality investment-grade securities. The Company’s investment philosophy is to reduce foreign currency risk on capital funds by investing primarily in U.S. dollar investments. In considering the market risk of capital funds, it is important to recognize the benefits of portfolio diversification. Although these asset classes in isolation may introduce more risk into the portfolio, market forces have a tendency to influence each class in different ways and at different times. Consequently, the aggregate risk introduced by a portfolio of these assets should be less than might be estimated by summing the individual risks.

The Company’s investment strategy allows the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge market risk, or to replicate investment positions or market exposures that would be allowed under Company investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, is prohibited without the express approval of the Board of Directors. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions. See Note 3(k) to the Consolidated Financial Statements for additional disclosure concerning derivatives.

The following comments address those areas where the Company believes it has exposure to material market risk in its operations.

PartnerRe Annual Report 2003	54

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Interest Rate Risk

The Company’s fixed income portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall, and vice versa. The Company manages interest rate risk on liability funds by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the impact on the related liabilities. This process involves matching the duration of the portfolio to the estimated duration of the liabilities. For loss reserves and policy benefits related to Non-life and traditional Life business, the estimated duration of the Company’s liabilities is based on projected claims payout patterns. For policy benefits related to life and annuity business, the Company estimates duration based on its commitment to annuitants. The Company believes that this matching process mitigates the overall interest rate risk on an economic basis.

While this matching of duration insulates the Company from the economic impact of interest rate changes, it does impact the net equity of the Company. The Company’s liabilities are carried at their nominal value and their value is not adjusted for changes in interest rates; however, the Company’s invested assets are carried at fair market value, which is adjusted for such changes. As a result, a decrease in interest rates will result in an increase in the fair value of the Company’s investments and a corresponding increase, net of applicable taxes, to the Company’s equity. An increase in interest rates would have the opposite effect.

As discussed above, a proportion of the fixed income portfolio is designated as capital funds. The Company manages the exposure to interest rate volatility on capital funds by choosing a duration profile that it believes will optimize the risk-reward relationship.

The Company holds approximately $988.4 million (or 14.6%) of its total invested assets in mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. In such an environment, holders of individual mortgages increase the frequency with which they prepay the outstanding principal before the maturity date and refinance at lower interest cost. This can cause an acceleration of cash payments from the securities and a diminution of future investment income (relative to an equivalent fixed income security without prepayment risk).

The Company estimates that a 100 basis point increase or decrease in interest rates (across all currencies) would result in a $221 million decline or increase, respectively, in the market value of its fixed income portfolio (including mortgage-related securities). At December 31, 2002, a 100 basis point change in interest rates was estimated to result in a change of $160 million. The increase in the magnitude of this change from 2002 to 2003 is related to the increase in the fixed income investment portfolio during 2003. These changes do not take into account taxes or the corresponding reduction or increase, respectively, in the economic value of its reinsurance liabilities, which, as noted above, would substantially offset the negative effect on invested assets as an economic matter, although the offset would not be reflected in the Company’s Consolidated Financial Statements.

As noted above, the Company strives to match the currency exposure in its fixed income portfolio to its multicurrency liabilities. The Company believes that this matching process creates a diversification benefit. Consequently, the exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the currency mix of the Company’s fixed income portfolio at the time of rate changes. See “Foreign Currency Risk.”

PartnerRe Annual Report 2003	55

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

Interest rate movements also affect the economic value of the Company’s outstanding fixed-rate debt obligation and Preferred Securities in the same way that they affect the Company’s fixed income investments, and this can result in a liability whose economic value is different from the value reported in the Consolidated Financial Statements. The Company believes that the economic fair values and carrying values of its outstanding fixed-rate debt and Preferred Securities obligations as at December 31, 2003, were as follows (in millions of U.S. dollars):

	Carrying Value	Fair Value
Long-term debt	$220.0	$237.8
Trust Preferred Securities (1)	200.0	218.4
Mandatorily Redeemable Preferred Securities and Purchase Contracts (PEPS)	200.0	227.0
Series C Cumulative Preferred Shares	290.0	301.6

(1)	Neither the Trust that issued the securities nor PartnerRe Finance, which owns the Trust, meets the consolidation requirements of FIN 46(R). Accordingly, the Company shows the related intercompany debt of $206.0 million on its Consolidated Balance Sheet as at December 31, 2003.

Fair value of the outstanding fixed-rate debt has been calculated as the present value of estimated future cash flows using a discount rate reflective of market interest rates, which is lower than the original interest rate on the debt of 5.81%. For the Company’s Trust Preferred Securities, PEPS Units and Series C Cumulative Preferred Shares, fair value is based on quoted market prices, while carrying value is based on the liquidation value of the securities.

Foreign Currency Risk

Through its multinational reinsurance operations, the Company conducts business in a variety of non-U.S. currencies, with the principal exposures being the euro, the British pound, the Swiss franc, the Canadian dollar and the Japanese yen. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates. As the Company’s functional currency is the U.S. dollar, exchange rate fluctuations may materially impact the Company’s Consolidated Statements of Operations and financial position. However, the Company employs several strategies to manage its exposure to foreign currency exchange risk.

Even though the Company is able to match its liability funds against its insurance-related liabilities both by currency and duration, resulting in a natural hedge, it does enter into designated hedges to protect the value of its investment portfolio. Additionally, the Company does not maintain invested assets in currencies for which its liability exposures are immaterial or in countries where it is unable or impractical to maintain investments. In such cases, the Company does not have such a natural hedge and is exposed to currency risk. However, the Company does not believe that the currency risks corresponding to these unhedged positions are material. For the main non–U.S. dollar currencies identified above in which the Company transacts business, the Company employs a hedging strategy utilizing derivative financial instruments, as appropriate, to ensure that its liability funds are matched by currency. To the extent that the Company has net asset positions invested in non–U.S. dollar currencies, forward currency contracts and other derivatives may be used to hedge these non–U.S. dollar currency exposures. See Note 3(k) to the Consolidated Financial Statements for additional information about the Company’s currency hedging activities.

PartnerRe Annual Report 2003	56

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

As a second strategy, the Company maintains capital funds primarily in U.S. dollar investments.

An additional factor mitigating the Company’s foreign currency risk is the ongoing nature of its reinsurance operations. Cash receipts in foreign currencies from premiums can be used to pay claims and expenses incurred in the same currency.

As at December 31, 2003, 66% of the Company’s total investments were in U.S. dollar denominated instruments and 34% were non–U.S. dollar investments identified as liability funds.

The table below summarizes the Company’s gross and net exposure on its December 31, 2003, Consolidated Balance Sheets to foreign currency as well as the associated foreign currency derivatives the Company has put in place to manage this exposure (in millions of U.S. dollars):

	Euro	GBP	CAD	CHF	JPY	Other	Total (1)
Invested assets	$1,599.6	$118.0	$312.7	$8.7	$30.4	$198.9	$2,268.3
Other net liabilities	(1,277.6)	(98.5)	(203.4)	(10.8)	(24.0)	(261.5)	(1,875.8)
Total currency risk	322.0	19.5	109.3	(2.1)	6.4	(62.6)	392.5
Total derivative amount	13.2	(5.7)	32.3	(5.5)	4.8	45.1	84.2
Net currency exposure	$335.2	$13.8	$141.6	$(7.6)	$11.2	$(17.5)	$476.7

(1)	The U.S. dollar currency, the Company’s reporting currency, accounts for the difference between the Company’s gross exposure in this table and the invested assets and other liabilites on the Company’s Consolidated Balance Sheet.

The Company’s investment in PartnerRe SA and its Canadian branch accounted for $291.8 million or 61% of the total currency exposure noted above which the Company does not hedge.

Assuming all other variables are held constant, a 10% change in the U.S. dollar relative to the other currencies held by the Company would result in a $48 million change in the net assets held by the Company, net of the effect of the derivative hedges.

Credit Risk

The Company has exposure to credit risk primarily as a holder of fixed income securities. The Company controls this exposure by emphasizing investment-grade credit quality in the fixed income securities it purchases. At December 31, 2003, approximately 57% of the Company’s fixed income portfolio was rated AAA (or equivalent rating) and 79% was rated A- or better. At December 31, 2003, 7% of the Company’s fixed income portfolio was rated below investment grade. The Company believes this high-quality concentration significantly reduces its exposure to credit risk on these fixed income investments to an acceptable level. To a lesser extent, the Company also has credit risk exposure as a party to foreign currency forward contracts and other derivative contracts. To mitigate this risk, the Company ensures that counterparties to these contracts are high-credit-quality international banks or counterparties and the Company limits its exposure to any one counterparty to $100 million. The total gross counterparty exposure relating to foreign currency as at December 31, 2003, was $860.1 million.

PartnerRe Annual Report 2003	57

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The Company is also exposed to credit risk in its underwriting operations, most notably in the credit/surety line and in the business written by the Company’s Alternative Risk Transfer operations. The Company provides its clients in these lines of business with reinsurance protection against credit deterioration, defaults or other types of financial performance of or by the underlying credits that are the subject of the reinsurance provided and, accordingly, the Company is exposed to the credit risk of those credits. As with all of the Company’s business, these risks are subject to rigorous underwriting and pricing standards. In addition, the Company strives to mitigate the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection. Loss experience in these lines of business is cyclical and is affected by the state of the general economic environment and, accordingly, the Company’s profitability in the credit/surety line was negatively impacted in 2002 – see “Results of Operations” for further discussion. As part of its ongoing risk management process and loss scenario modeling, the Company estimates that the maximum gross loss in the credit/surety line that could be incurred by the Company in the event of a widespread and prolonged recession is $150 million.

The Company is subject to the credit risk of the reinsured in the event of insolvency or the reinsured’s failure to honor the value of the funds held balances for any other reason. However, the Company’s credit risk is mitigated by the fact that the Company has the contractual ability to offset any shortfall in the payment of the funds held balances with amounts owed by the Company to the reinsured for losses payable and other amounts contractually due. Funds held balances due to the Company in its Life segment are also exposed to credit risk. The Company is exposed to a limited extent to the underlying financial market risk of the pool of assets, inasmuch as the underlying policies may have guaranteed minimum returns. While the Company is also exposed to the creditworthiness of the reinsured, the risk of loss to the Company is somewhat mitigated, as the Company has the ability to offset a shortfall in the funds held assets with amounts owed to the reinsured.

The Company has exposure to credit risk as it relates to its trade balances receivable, namely reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.

Reinsurance balances receivable from the Company’s clients as at December 31, 2003, were $1,214.3 million. The Company believes that credit risk exposure related to these balances is mitigated by several factors, including but not limited to credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the vast majority of the reinsurance agreements permit the Company the right to offset premiums receivable from the clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced.

The Company does not rely heavily on retrocessional reinsurance, but the Company requires the reinsurers to have very high financial strength ratings. The Company evaluates the

PartnerRe Annual Report 2003	58

PartnerRe Ltd.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. Provisions are made, as necessary, for amounts considered potentially uncollectible. The balance for reinsurance recoverable on paid and unpaid losses at December 31, 2003, was $188.7 million. The amount of the allowance provided for uncollectible reinsurance balances receivable and recoverable was $16.8 million at December 31, 2003.

Equity Price Risk

The Company invests a portion of its capital funds in marketable equity securities ($714.0 million at December 31, 2003). These assets include equity investments as well as bank loans. These assets are exposed to equity price risk, defined as the potential for loss in market value owing to a decline in equity prices. The Company reviews this class of assets on a regular basis to ensure that diversification strategies to manage this risk continue to be in place. The Company believes that effects of diversification and the relatively small size of the existing investment in equities mitigate its exposure to equity price risk. The Company estimates that its equity investment portfolio has a beta versus the S&P 500 Index of approximately 0.65. Beta measures the response of an individual’s stock performance relative to a market return, where a beta of 1 would be an equivalent return to the index. Given the estimated beta for the Company’s portfolio, a 10% movement in the S&P 500 would result in an approximately 6.5% increase or decrease in the market value of the Company’s equity portfolio.

PartnerRe Annual Report 2003	59

PartnerRe Ltd.

Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars, except parenthetical share data)

December 31, 2002	December 31, 2003
		Assets
		Investments and cash:
$3,917,235	$5,343,651	Fixed maturities, available for sale, at fair value (amortized cost: 2003, $5,241,494; 2002, $3,771,644)
3,801	46,307	Short-term investments, available for sale, at fair value (amortized cost: 2003, $46,271; 2002, $3,787)
473,163	713,950	Equities, available for sale, at fair value (cost: 2003, $614,697; 2002, $493,893)
75,284	122,544	Trading securities, at fair value (cost: 2003, $113,385; 2002, $72,998)
710,640	558,692	Cash and cash equivalents, at fair value, which approximates amortized cost
5,281	5,590	Other invested assets
5,185,404	6,790,734	Total investments and cash
66,980	132,291	Accrued investment income
994,502	1,214,269	Reinsurance balances receivable
216,681	188,706	Reinsurance recoverable on paid and unpaid losses
726,722	1,068,432	Funds held by reinsured companies
304,873	354,854	Deferred acquisition costs
359,606	508,037	Deposit assets
100,002	80,835	Taxes recoverable
429,519	429,519	Goodwill
36,598	—	Net receivable for securities sold
126,977	135,337	Other
$8,547,864	$10,903,014	Total assets
		Liabilities
$3,658,416	$4,755,059	Unpaid losses and loss expenses
815,978	1,162,016	Policy benefits for life and annuity contracts
869,925	1,035,450	Unearned premiums
32,359	27,399	Funds held under reinsurance treaties
356,091	570,634	Deposit liabilities
220,000	220,000	Long-term debt
—	5,389	Net payable for securities purchased
117,913	126,675	Accounts payable, accrued expenses and other
—	206,000	Debt related to Trust Preferred Securities
—	200,000	Mandatorily Redeemable Preferred Securities
6,070,682	8,308,622	Total liabilities
400,000	—	Trust Preferred and Mandatorily Redeemable Preferred Securities
		Shareholders’ Equity
52,376	53,742	Common Shares (par value $1.00, issued and outstanding: 2003, 53,741,553; 2002, 52,375,938)
10,000	11,600	Preferred Shares (par value $1.00, issued and outstanding: 2003, 11,600,000; 2002, 10,000,000; aggregate liquidation preference: 2003, $290,000,000; 2002, $250,000,000)
977,714	1,023,167	Additional paid-in capital
(261)	(125)	Deferred compensation
		Accumulated other comprehensive income:
119,605	166,492	Net unrealized gains on investments, net of tax
(30,820)	16,657	Currency translation adjustment
948,568	1,322,859	Retained earnings
2,077,182	2,594,392	Total shareholders’ equity
$8,547,864	$10,903,014	Total liabilities, Trust Preferred and Mandatorily Redeemable Preferred Securities and shareholder’ equity

See accompanying Notes to Consolidated Financial Statements

PartnerRe Annual Report 2003	60

PartnerRe Ltd.

Consolidated Statements of Operations and Comprehensive Income

(Expressed in thousands of U.S. dollars, except per share data)

For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
			Revenues
$1,878,256	$2,705,672	$3,624,518	Gross premiums written
$1,825,096	$2,655,374	$3,589,641	Net premiums written
(191,588)	(229,638)	(86,199)	Increase in unearned premiums
1,633,508	2,425,736	3,503,442	Net premiums earned
239,608	245,189	261,697	Net investment income
20,192	(6,758)	86,656	Net realized investment gains (losses)
1,688	5,727	21,101	Other income
1,894,996	2,669,894	3,872,896	Total revenues
			Expenses
1,631,830	1,715,762	2,365,742	Losses and loss expenses and life policy benefits
368,147	556,085	773,230	Acquisition costs
117,590	161,706	235,739	Other operating expenses
13,044	12,960	18,570	Interest expense
26,035	—	—	Amortization of goodwill
(7,054)	3,158	(11,824)	Net foreign exchange (gains) losses
2,149,592	2,449,671	3,381,457	Total expenses
(254,596)	220,223	491,439	(Loss) income before distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities and taxes
3,002	27,260	21,650	Distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities
(69,304)	2,661	2,110	Income tax (benefit) expense
(188,294)	190,302	467,679	Net (Loss) Income before Cumulative Effect of Adopting New Accounting Standard, Net of Tax
27,812	—	—	Cumulative effect of adopting new accounting standard, net of tax
(160,482)	190,302	467,679	Net (Loss) Income
20,000	20,000	29,390	Preferred dividends
$(180,482)	$170,302	$438,289	Net (Loss) Income Available to Common Shareholders
			Comprehensive (Loss) Income, Net of Tax
$(160,482)	$190,302	$467,679	Net (loss) income
(83,488)	95,582	46,887	Change in net unrealized gains or losses on investments
(12,333)	27,223	47,477	Change in currency translation adjustment
$(256,303)	$313,107	$562,043	Comprehensive (loss) income
			Per Share Data
			Net income per Common Share:
$(3.60)	$3.37	$8.23	Basic net (loss) income
$(3.60)	$3.28	$8.13	Diluted net (loss) income
50,136.8	50,551.0	53,238.6	Weighted average number of Common Shares outstanding
50,136.8	51,907.7	53,895.9	Weighted average number of Common and Common Share Equivalents outstanding

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Annual Report 2003	61

PartnerRe Ltd.

Consolidated Statements of Shareholders’ Equity

(Expressed in thousands of U.S. dollars)

For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
			Common Shares
$50,113	$50,164	$52,376	Balance at beginning of year
(52)	(6,000)	—	Repurchase of Common Shares
103	8,212	1,366	Issue of Common Shares
50,164	52,376	53,742	Balance at end of year
			Preferred Shares
10,000	10,000	10,000	Balance at beginning of year
—	—	(10,000)	Redemption of Preferred Shares
—	—	11,600	Issue of Preferred Shares
10,000	10,000	11,600	Balance at end of year
			Additional Paid-In Capital
892,310	885,678	977,714	Balance at beginning of year
(1,706)	(283,620)	—	Repurchase of Common Shares and warrants
3,688	380,520	13,131	Issue of Common Shares
(8,614)	(4,864)	(4,780)	Issue and adjustment of purchase contract for Common Shares
—	—	(232,163)	Redemption of Preferred Shares
—	—	269,265	Issue of Preferred Shares
885,678	977,714	1,023,167	Balance at end of year
			Deferred Compensation
(534)	(397)	(261)	Balance at beginning of year
137	136	136	Amortization of deferred compensation
(397)	(261)	(125)	Balance at end of year
			Accumulated Other Comprehensive Income (Loss)
61,801	(34,020)	88,785	Balance at beginning of year
(83,488)	95,582	46,887	Unrealized (losses) gains on investments, net of reclassification adjustments
(12,333)	27,223	47,477	Currency translation adjustment
(34,020)	88,785	183,149	Balance at end of year
			Retained Earnings
1,072,316	836,684	948,568	Balance at beginning of year
(160,482)	190,302	467,679	Net (loss) income
(55,150)	(58,418)	(63,998)	Dividends on Common Shares
(20,000)	(20,000)	(29,390)	Dividends on Preferred Shares
836,684	948,568	1,322,859	Balance at end of year
$1,748,109	$2,077,182	$2,594,392	Total shareholders’ equity

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Annual Report 2003	62

PartnerRe Ltd.

Consolidated Statements of Cash Flow

(Expressed in thousands of U.S. dollars)

For the year ended December 31, 2001	For the year ended December 31, 2002	For the year ended December 31, 2003
			Cash Flows from Operating Activities
$(160,482)	$190,302	$467,679	Net (loss) income
			Adjustments to reconcile net (loss) income to net cash provided by operating activities:
(16,387)	(2,843)	26,326	Accrual of discount on investments, net of amortization of premium
26,035	—	—	Amortization of goodwill
(27,812)	—	—	Effect of adopting new accounting standard
(20,192)	6,758	(86,656)	Net realized investment (gains) losses
			Changes in:
191,589	229,638	86,199	Unearned premiums
(213,634)	(286,275)	(105,730)	Reinsurance balances receivable
727,044	500,869	1,009,319	Unpaid losses and loss expenses including life policy benefits
(74,872)	2,918	(1,052)	Net taxes recoverable
(66,876)	43,337	(233,712)	Other changes in assets and liabilities
9,433	(2,094)	(1,203)	Net sales (purchases) of trading securities
(10,085)	4,633	(11,091)	Other items, net
363,761	687,243	1,150,079	Net cash provided by operating activities
			Cash Flows from Investing Activities
2,885,725	4,152,522	9,163,716	Sales of fixed maturities
138,589	297,286	803,646	Redemptions of fixed maturities
(3,545,763)	(4,776,121)	(11,049,886)	Purchases of fixed maturities
(22,694)	37,380	(43,058)	Net (purchases) sales of short-term investments
(104,480)	(172,905)	(122,598)	Net purchases of equities
(6,137)	11,469	(16,634)	Other
(654,760)	(450,369)	(1,264,814)	Net cash used in investing activities
			Cash Flows from Financing Activities
(75,150)	(78,418)	(93,424)	Cash dividends paid to shareholders
3,345	388,732	14,497	Issue of Common Shares
(1,758)	(289,620)	—	Repurchase of Common Shares and warrants
—	—	280,865	Issue of Preferred Shares
—	—	(242,163)	Redemption of Preferred Shares
—	(4,864)	(4,780)	Adjustment on purchase contract for Common shares
193,543	—	—	Issue of Trust Preferred Securities
193,313	—	—	Issue of Mandatorily Redeemable Preferred Securities
313,293	15,830	(45,005)	Net cash provided by (used in) financing activities
(4,713)	6,322	7,792	Effect of exchange rate changes on cash
17,581	259,026	(151,948)	Increase (decrease) in cash and cash equivalents
434,033	451,614	710,640	Cash and cash equivalents – beginning of year
$451,614	$710,640	$558,692	Cash and cash equivalents – end of year

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Annual Report 2003	63

PartnerRe Ltd.

Notes to Consolidated Financial Statements

1.	Organization

PartnerRe Ltd. (the “Company”) provides reinsurance on a worldwide basis through its wholly owned subsidiaries, Partner Reinsurance Company Ltd. (“Partner Reinsurance Company”), PartnerRe SA and Partner Reinsurance Company of the U.S. (“PartnerRe U.S.”). Risks reinsured include, but are not limited to property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk, other lines and life/ annuity and health. The Company also offers financial products that provide weather and credit protection to industrial and service companies on a worldwide basis.

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

2.	Disposition

Sale of PartnerRe Life Insurance Company of the U.S.

On August 4, 2000, the Company concluded the sale (the “Transaction”) of its indirect wholly owned subsidiary PartnerRe Life Insurance Company of the U.S., and its subsidiaries Republic-Vanguard Life Insurance Company, Investors Insurance Corporation and Investors Marketing Group, Inc. (collectively “PartnerRe Life U.S.”), to SCOR Group. The Company purchased PartnerRe Life U.S. in December 1998 as part of the Winterthur Re acquisition. The total consideration for the Transaction was $155 million, including the repayment by SCOR Group of a $10 million surplus note held by the Company. The Company, through a series of retrocession agreements with SCOR Group, retained certain annuity treaties following the sale.

3.	Significant Accounting Policies

The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While Management believes that the amounts included in the consolidated financial statements reflect the best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:

•	Unpaid losses and loss expenses, including policy benefits for life and annuity contracts;

•	Gross and net premiums written and net premiums earned;

•	Recoverability of deferred acquisition costs;

•	Determination of other-than-temporary impairment of investments;

•	Recoverability of tax loss carry-forwards;

•	Valuation of goodwill; and

•	Valuation of certain derivative financial instruments.

Intercompany accounts and transactions have been eliminated and all entities meeting consolidation requirements have been included in the consolidation. Certain reclassifications have been made to prior year amounts to conform to the current year’s presentation.

(a)	Premiums

Premiums written and earned are based upon reports received from ceding companies, supplemented by the Company’s own estimates of premiums written and earned for which

PartnerRe Annual Report 2003	64

PartnerRe Ltd.

Notes to Consolidated Financial Statements

ceding company reports have not been received. Differences between such estimates and actual amounts are recorded in the period in which the actual amounts are determined. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, this is generally one to two years. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force. Premiums related to individual life and annuity business are recorded over the premium paying period on the underlying policies. Premiums on annuity and universal life insurance policies for which there is no significant mortality or morbidity risk are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.

(b)	Losses and Loss Expenses, Including Life Policy Benefits

The liability for unpaid losses and loss expenses for Non-life business includes amounts determined from loss reports on individual treaties and amounts for losses incurred but not yet reported to the Company. Such reserves are estimated by Management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and Management’s judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the periods in which they become known.

The liabilities for policy benefits for ordinary life and accident and health policies have been established based upon information reported by ceding companies supplemented by the Company’s best actuarial estimates of mortality, morbidity, persistency and future investment income, with appropriate provision for adverse deviation. Future policy benefit reserves for annuity and universal life products are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and morbidity claims in the process of settlement and claims that have been incurred but not yet reported. Interest rate assumptions used to estimate liabilities for policy benefits for life and annuity contracts ranged from 2.0% to 6.5%. Actual experience in a particular period may vary from assumed experience and, consequently, may affect the Company’s operating results in future periods.

(c)	Deferred Acquisition Costs

Acquisition costs, primarily brokerage fees, commissions and excise taxes, which vary directly with, and are primarily related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium revenue is recognized. Anticipated losses and loss expenses, other costs and investment income related to these premiums are considered in determining the recoverability of deferred acquisition costs. Acquisition costs related to individual life and annuity business are deferred and amortized over the premium paying periods in proportion to anticipated premium income, allowing for lapses, terminations and anticipated investment income. Acquisition costs related to universal life and single premium annuity contracts for which there is no significant mortality or morbidity risk are deferred and amortized over the lives of the policies as a percentage of the estimated gross profits expected to be realized on the policies.

(d)	Funds Held by Reinsured Companies

The Company, in order to be competitive in certain markets, writes business on a funds withheld basis. In such an arrangement the reinsured retains the premiums that would

PartnerRe Annual Report 2003	65

PartnerRe Ltd.

Notes to Consolidated Financial Statements

have otherwise been paid to the Company and the Company earns interest on these funds. With the exception of those arrangements discussed below, the Company generally earns investment income on the funds held balances based upon a predetermined rate, either fixed at the onset of the contract or based upon a recognized index (e.g., LIBOR). Interest rates at December 31, 2003, ranged from 2.0% to 5.0%.

In certain circumstances, the Company may receive an investment return based upon the result of a pool of assets held by the reinsured, generally used to collateralize the funds held balance, or the overall investment return earned by the cedant. This is most common in the Company’s life business. In these arrangements, gross investment returns are typically reflected in income with a corresponding increase or decrease (net of a spread) being recorded as life policy benefits and held as a policy liability by the Company. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying policies may have guaranteed minimum returns. In such cases, an embedded derivative is said to exist, the fair value of which is recorded by the Company as an increase or decrease to the funds held balance. Beginning October 1, 2003, the Company adopted SFAS 133 Implementation Issue No. B36 “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments” (Issue B36).

(e)	Deposit Assets and Liabilities

In the normal course of its operations, the Company enters into certain contracts that do not meet the risk transfer provisions of SFAS No. 113 “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts” (SFAS 113). These contracts are accounted for using the deposit accounting method as per Statement of Position 98-7 “Deposit Accounting: Accounting for Insurance and Reinsurance Contracts That Do Not Transfer Risk” (SOP 98-7). For those contracts, the Company originally records deposit liabilities for an amount equivalent to the consideration received. The consideration to be retained by the Company irrespective of the experience of the contracts is earned over the expected settlement period of the contracts, with any unearned portion recorded as a component of deposit liabilities. Actuarial studies are used to estimate the final liabilities under these contracts and the appropriate accretion rates to increase the original liabilities over the term of the contracts. The accretion charge for the period is recorded in other income in the Consolidated Statements of Operations.

Under some of these contracts, cedants retain the assets on a funds withheld basis. In those cases, the Company records those assets as deposit assets and records the related income in other income in the Consolidated Statements of Operations.

(f)	Investments

Fixed maturities, short-term and equity investments that are classified as “available for sale” are carried at fair value, based on quoted market prices, with the difference between cost or amortized cost and fair value, net of the effect of taxes, included as a separate component of “accumulated other comprehensive income.” Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase. Investment purchases and sales are recorded on the trade date.

Fixed maturities, short-term and equity investments which contain convertible features are classified as “trading securities” and carried at fair value, based on quoted market prices, with the change in fair value included in the net realized investment gains and losses in the Consolidated Statements of Operations.

PartnerRe Annual Report 2003	66

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The Company utilizes various derivative instruments such as financial futures contracts, credit default swaps and designated foreign exchange forward contracts for the purpose of managing certain exposure and duration risks. These instruments are recognized as assets and liabilities in the accompanying Consolidated Balance Sheets and changes in the market value are included in net realized investment gains and losses in the Consolidated Statements of Operations. Collateral held by counterparties, which is equal to a percentage of the total value of open futures contracts, is included in cash and cash equivalents.

Other invested assets, which consist primarily of non-publicly traded real estate funds, private placement equity investments, derivative financial instruments and other specialty asset classes, are recorded based on valuation techniques depending on the nature of the individual assets.

The valuation techniques used by the Company’s investment managers are reviewed by the Company and are generally commensurate with standard valuation techniques for each asset class.

Investment income is recognized when earned and includes the accrual of discount or amortization of premium on fixed maturities and short-term investments. Realized gains and losses on the disposition of investments, which are determined based upon specific identification of the cost of investments sold, are reflected in the Consolidated Statements of Operations.

The Company regularly evaluates the fair value of its investments to determine whether a decline in fair value below the amortized cost basis (original cost basis for equities) is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the amortized cost of the individual security is written-down to fair value and a new cost basis established with the amount of the write-down included as a realized investment loss in the period in which the determination of other-than-temporary impairment is made. While the cost basis cannot be adjusted upward through net income when the value of the security subsequently increases, the cost basis may be written down again if further other-than-temporary impairments are incurred.

(g)	Cash and Cash Equivalents

Cash equivalents are carried at fair value and include debt securities that, at purchase, have a maturity of three months or less.

(h)	Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets received recorded on the acquisitions of PartnerRe SA and Winterthur Re. SFAS No. 142 “Goodwill and Other Intangible Assets” (SFAS 142) requires that goodwill assets cease to be amortized, and the Company perform an annual valuation of its goodwill assets to test them for impairment. If, as a result of the assessment, the Company determines that the value of its goodwill asset is impaired, goodwill will be written-down in the period in which the determination is made. The Company adopted SFAS 142 on January 1, 2002, and neither the Company’s initial valuation nor its subsequent valuations has indicated any impairment of the Company’s goodwill asset.

(i)	Income Taxes

Certain subsidiaries and branches of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to operations, or, in certain cases, to “accumulated other comprehensive income” based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes realizable or accruable. Deferred income taxes are provided for all temporary differences

PartnerRe Annual Report 2003	67

PartnerRe Ltd.

Notes to Consolidated Financial Statements

between the bases of assets and liabilities used in the Consolidated Financial Statements and those used in the various jurisdictional tax returns. When Management’s assessment indicates that it is more likely than not that deferred income tax assets will not be realized, a valuation allowance is recorded against the deferred tax assets. The Company also establishes contingent tax liabilities related to tax years that are open to audit.

(j)	Translation of Foreign Currencies

The functional currency of the Company is the U.S. dollar. The national currencies of the Company’s subsidiaries are generally their functional currencies, except for the Bermuda subsidiaries, whose functional currency is the U.S. dollar. In translating the financial statements of those subsidiaries whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average exchange rates for the period. Related translation adjustments and exchange gains and losses on forward exchange contracts, which may be used to hedge these investments in subsidiaries, are reported on the Consolidated Balance Sheets as a separate component of “accumulated other comprehensive income.”

In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the weighted average rates of exchange for the year. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting exchange gains or losses are included in the Consolidated Statements of Operations. Prior to the Company’s adoption of SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended on January 1, 2001, exchange gains and losses related to the translation of investments classified as available for sale were included in net unrealized gains and losses on investments, a component of “accumulated other comprehensive income.” Following the adoption of SFAS 133, the Company records unrealized foreign exchange gains and losses that are covered with designated hedges in the Consolidated Statements of Operations (see Note 3(k)).

(k)	Derivatives Used in Hedging Activities

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

The Company utilizes derivative financial instruments as part of an overall currency risk management strategy. On the date the Company enters into a derivative contract, Management designates the derivative as a hedge of the identified underlying exposure (a “designated hedge”) or as a “non-designated hedge” derivative. As part of its overall strategy to manage the level of currency exposure, the Company uses currency derivatives to hedge the fair value of certain available for sale fixed income securities related to the Company’s “liability funds” (funds corresponding to the Company’s net reinsurance liabilities). These derivatives have been designated as “fair value hedges” under SFAS 133, and accordingly, the changes in fair value of the derivative and the hedged item are recognized in net realized investment gains and losses in the Consolidated Statements of Operations. Derivatives employed by the Company to hedge currency exposure related to other reinsurance assets and liabilities are not designated as hedges under SFAS 133. The changes in fair value of

PartnerRe Annual Report 2003	68

PartnerRe Ltd.

Notes to Consolidated Financial Statements

the non-designated hedges and the other reinsurance assets and liabilities are recognized in net foreign exchange gains and losses on the December 31, 2003 Consolidated Statements of Operations.

The Company’s investment strategy allows for the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge a variety of market risks, or to replicate investment positions or market exposures that would be allowed under the Company’s investment policy if implemented in other ways. Accordingly, these derivatives are recorded at fair value and changes in the fair value of the derivatives are reported currently in the net realized investment gains and losses in the Consolidated Statements of Operations.

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

The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. To the extent that the Company in the future chooses to discontinue hedge accounting related to its fair value hedge of currency risk related to its available for sale fixed income securities (liability funds) because, based on Management’s assessment, the derivative no longer qualifies as an effective fair value hedge, the derivative will continue to be carried on the Consolidated Balance Sheets at its fair value, with changes in its fair value recognized in current period earnings, and changes in the fair value of the underlying available for sale fixed income securities due to currency movements will be recorded as a component of “accumulated other comprehensive income.”

(l)	Weather Derivatives

As a part of the Company’s Alternative Risk Transfer operations, the Company has entered into weather related transactions that are structured as insurance, reinsurance or derivatives. When those transactions are determined to be derivatives, they are recorded at fair value with the changes in market value reported in other income on the Consolidated Statements of Operations. The Company uses internal valuation models to estimate the fair value of these derivatives.

(m)	Total Return and Interest Rate Swaps

As a part of the Company’s Alternative Risk Transfer operations, the Company has entered into total return and interest rate swaps. Income related to these swaps and any fair value adjustments on the swaps are included in net income on the Consolidated Statements of Operations. There were no total returns and interest rate swaps prior to 2002. The Company records these swaps at fair value, which is determined by using independent third party valuations where available. Where such valuations are not available, the Company uses interest valuation models to estimate fair value.

PartnerRe Annual Report 2003	69

PartnerRe Ltd.

Notes to Consolidated Financial Statements

(n)	Net Income per Common Share

Diluted net income per Common Share is defined as net income available to Common Shareholders divided by the weighted average number of Common Shares outstanding calculated with the treasury stock method for all potentially dilutive securities, including Common Share warrants, Series B Cumulative Redeemable Preferred Shares (PEPS) units and options. Basic earnings per share is defined as net income available to Common Shareholders divided by the weighted average number of Common Shares outstanding for the period, giving no effect to dilutive securities. When the effect of dilutive securities would be anti-dilutive, these securities are excluded from the calculation of diluted earnings per share.

(o)	Stock-Based Compensation

The Company currently uses four types of equity-based compensation: stock options, restricted stock, restricted stock units (RSUs), and stock issued under the Company’s employee stock purchase plan. The Company’s adoption in 2003 of the fair value provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), as amended by SFAS No. 148 “Accounting for Stock-Based Compensation–Transition and Disclosure” (SFAS 148), resulted in the recognition in net income of an expense corresponding to the fair value of the Company’s stock options that were granted during 2003 (refer to Note 3(q)). The expense is recognized in net income over the vesting period of the stock options. The Company has elected to use the prospective transition method as described in SFAS 123, which results in the expensing of options granted subsequent to January 1, 2003. Under the provisions of SFAS 123, options were valued at fair value on the date of grant using a Black-Scholes option-valuation model that considered, as at the date of grant, the exercise price and expected life of the option, the current price of the Company’s Common Shares and its expected volatility, expected dividends on the Common Shares and the risk-free interest rate for the expected life of the option. Prior to January 1, 2003, the Company accounted for equity-based compensation under the intrinsic value provisions of Accounting Principles Board No. 25 (APB 25). Accordingly, no compensation costs were recognized for grants of stock options under the Company’s stock option plans. See Note 11 “Stock and Stock Option Plans” for additional disclosures relating to the Company’s accounting for equity-based compensation.

(p)	New Accounting Pronouncements

In July 2003, the Accounting Standards Executive Committee (AcSEC) of the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 03-01, “Accounting and Reporting by Insurance Enterprises for Certain Non-traditional Long-Duration Contracts and for Separate Accounts” (SOP 03-01). SOP 03-01 provides guidance on accounting and reporting by insurance enterprises for certain non-traditional long-duration contracts and for separate accounts. SOP 03-01 is effective for financial statements for fiscal years beginning after December 15, 2003. SOP 03-01 may not be applied retroactively to prior years’ financial statements, and initial application should be as of the beginning of an entity’s fiscal year. The Company will adopt SOP 03-01 as of January 1, 2004. The initial adoption of SOP 03-01 will not have a significant impact on the results of operations or equity of the Company, but may affect the classification and presentation of certain balance sheet and income statement items.

The Company adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133), as amended by SFAS No. 137 “Accounting for Derivative Instruments and Hedging Activities – Deferral of the Effective Date of FASB Statement No. 133” and by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” on January 1, 2001. In accordance with the transition provisions of SFAS 133,

PartnerRe Annual Report 2003	70

PartnerRe Ltd.

Notes to Consolidated Financial Statements

the Company recorded a positive cumulative-effect adjustment of $27.8 million, after tax, or $0.54 per diluted share, in earnings of the first quarter of 2001 to recognize the net gains and losses associated with its fair value currency hedging activities that were previously recorded in “accumulated other comprehensive income.” The transition provision did not affect the shareholders’ equity of the Company.

Additionally, in response to the accounting implications of SFAS 133, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to a “trading” portfolio at January 1, 2001. Such reclassifications were made in order to reduce the administrative burden associated with separately valuing the conversion features (embedded derivatives under SFAS 133). This reclassification resulted in a $4.6 million net loss, after tax, or $0.09 per diluted share, being recognized in earnings of the first quarter of 2001. Prior to this reclassification, this net unrealized loss was included as a component of “accumulated other comprehensive income” and, accordingly, the reclassification did not affect the shareholders’ equity of the Company. Under the provisions of SFAS 133, such a reclassification does not impact the Company’s ability to classify other debt securities as available for sale.

On January 1, 2002, the Company adopted SFAS No. 141, “Business Combinations” (SFAS 141), and SFAS No. 142, “Goodwill and Other Intangible Assets” (SFAS 142). The statements changed the accounting for business combinations and goodwill in two significant ways. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Use of the pooling-of-interests method is prohibited. SFAS 142 requires that goodwill and intangible assets that have indefinite useful lives not be amortized but, instead, be tested annually for impairment. SFAS 142 changed the accounting for goodwill from an amortization method to an impairment-only approach. Thus, amortization of goodwill, including goodwill recorded in past business combinations, ceased upon adoption of that statement. The Company has established September 30 as the date for performing the Company’s annual impairment test. In connection with the transitional goodwill impairment test, the Company has (i) identified its reporting units, (ii) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets to those reporting units, and (iii) determined the fair value of each reporting unit. If the carrying value of any reporting unit had exceeded its fair value, then detailed fair values for each of the assigned assets (excluding goodwill) and liabilities would have been determined to calculate the amount of goodwill impairment, if any. The Company performed its annual impairment valuations at September 30, 2003 and 2002, and has concluded that there is no impairment to the value of the Company’s goodwill asset.

The adoption of SFAS 141 had no impact on the Company’s Consolidated Financial Statements. The adoption of SFAS 142 has resulted in the elimination of an annual amortization expense related to goodwill in the amount of $26.0 million. The following table reflects pro forma net income (loss), and basic and diluted net income (loss) per share as if SFAS 142 had been applied since January 1, 2001 (in thousands of U.S. dollars, except per share data):

PartnerRe Annual Report 2003	71

PartnerRe Ltd.

Notes to Consolidated Financial Statements

	2003	2002	2001
Net Income (loss)
Net income (loss) as reported	$467,679	$190,302	$(160,482)
Goodwill amortization	—	—	26,035
Adjusted net income (loss)	$467,679	$190,302	$(134,447)
Basic net income (loss) per share
Basic net income (loss) as reported	$8.23	$3.37	$(3.60)
Goodwill amortization	—	—	0.52
Adjusted basic net income (loss)	$8.23	$3.37	$(3.08)
Diluted net income (loss) per share
Diluted net income (loss) per share	$8.13	$3.28	$(3.60)
Goodwill amortization	—	—	0.52
Adjusted net income (loss)	$8.13	$3.28	$(3.08)

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45. “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 elaborates on the existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value of the obligation it assumes under that guarantee and must disclose that information in its interim and annual financial statements. The initial recognition and measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 did not have a material impact on the Company’s results of operations and financial position.

In February 2003, the Derivatives Implementation Group of the FASB issued SFAS 133 Implementation Issue No. B36 “Embedded Derivatives: Modified Coinsurance Arrangements and Debt Instruments That Incorporate Credit Risk Exposures That Are Unrelated or Only Partially Related to the Creditworthiness of the Obligor under Those Instruments.” This new guidance addresses the potential for embedded derivatives within funds held balances relating to certain reinsurance contracts (refer to Note 3(d)). The adoption of this new guidance by the Company on October 1, 2003 did not have a material impact on the results of operations or financial position of the Company. The valuation of such embedded derivatives was recorded in the funds held balance at December 31, 2003, all of which was substantially offset by an equivalent adjustment to deferred acquisition costs.

In July 2003, the Company adopted SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” (SFAS 150). The statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity and requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). As a result of the adoption of SFAS 150, the Company has reclassified its Mandatorily Redeemable Preferred Securities as liabilities on its December 31, 2003 Consolidated Balance Sheet, and has left the 2002 Consolidated Balance Sheet presentation unchanged. The Company also reclassified distributions related to the Mandatorily Redeemable Preferred Securities to interest expense on the Consolidated Statement of Operations for the last six months of 2003, and has left the 2002 and first

PartnerRe Annual Report 2003	72

PartnerRe Ltd.

Notes to Consolidated Financial Statements

half-year of 2003 Consolidated Statement of Operations presentation unchanged. This new presentation and these reclassifications have no impact on the Company’s equity, book value or results for any periods presented.

In December 2003, the Company began applying the guidance in FASB Interpretation No. 46 (Revised December 2003) “Consolidation of Variable Interest Entities” (FIN 46(R)). FIN 46(R) requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. A variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Neither PartnerRe Capital Trust I (“the Trust”), which issued the Company’s Trust Preferred Securities, nor PartnerRe Finance meet the consolidation requirements of FIN 46(R). As a result, the Company has deconsolidated the Trust and PartnerRe Finance and is now reflecting the debt related to the Trust Preferred issued by the Company to PartnerRe Finance as liabilities on its December 31, 2003, Consolidated Balance Sheet, and has left the 2002 Consolidated Balance Sheet presentation unchanged. Starting in the first quarter of 2004, the Company will report the interest on the debt related to the Trust Preferred Securities as interest expense. This new presentation had no impact on the Company’s equity, book value or results for any periods presented.

(q)	Change in Accounting Policy

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation–Transition and Disclosure” (SFAS 148). SFAS 148 amends existing guidance to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123) to require more prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company currently uses four types of equity-based compensation: stock options, restricted stock, restricted stock units (RSUs) and stock issued under the Company’s employee stock purchase plan. The Company’s adoption in 2003 of the fair value provisions of SFAS 123, as amended by SFAS 148, resulted in the recognition in net income as an expense corresponding to the fair value of the Company’s stock options that were granted during 2003. The fair value of option grants are recognized in net income over the vesting period of the stock options. The Company has elected to use the prospective transition method as described in SFAS 123, which results in the expensing of options granted subsequent to January 1, 2003. Under the provisions of SFAS 123, options were valued at fair value on the date of grant using a Black-Scholes option-valuation model that considered, as at the date of grant, the exercise price and expected life of the option, the current price of the Company’s Common Shares and its expected volatility, expected dividends on the Common Shares and the risk-free interest rate for the expected life of the option. The adoption of the fair value provision of SFAS 123 resulted in a charge to net income of $3.3 million, or $0.06 per diluted share, for the year ended December 31, 2003. Prior to January 1, 2003, the Company accounted for equity-based compensation under the intrinsic

PartnerRe Annual Report 2003	73

PartnerRe Ltd.

Notes to Consolidated Financial Statements

value provisions of Accounting Principles Board No. 25 (APB 25) and did not recognize the fair value of equity-based compensation in its results. As the Company adopted SFAS 148 on April 1, 2003, the effect of the Company’s adoption of the fair value provision of SFAS 123 on net income and net income per share for the three-month period ended March 31, 2003, was as follows (in thousands of U.S. dollars, except per share data):

For the three months ended March 31, 2003
Net income available to Common Shareholders:
As reported	$119,632
As restated	$119,369
Per share data:
Basic net income as reported	$2.28
Basic net income as restated	$2.28
Diluted net income as reported	$2.23
Diluted net income as restated	$2.22

The following table illustrates the net effect on net income available to Common Shareholders and net income per share as if the fair value provisions of SFAS 123 had been applied retroactively to all outstanding equity-based compensation issued since January 1, 2001 (in thousands of U.S. dollars, except per share data):

	2003	2002	2001
Net income (loss) available to Common Shareholders:
As reported	$438,289	$170,302	$(180,482)
Add: Stock-related compensation expense included in net income as reported	$3,332	$—	$—
Less: Total stock-related compensation expense determined under fair value method for all grants	$11,582	$9,735	$6,734
Pro forma	$430,039	$160,567	$(187,216)
Net income (loss) per Common Share:
Basic
As reported	$8.23	$3.37	$(3.60)
Pro forma	$8.08	$3.18	$(3.73)
Diluted
As reported	$8.13	$3.28	$(3.60)
Pro forma	$7.98	$3.09	$(3.73)
Weighted average assumptions used
Risk-free interest rate	3.7%	5.0%	5.1%
Expected life	7 years	7 years	7 years
Expected volatility	25%	25%	25%
Dividend yield	2%	2%	2%

PartnerRe Annual Report 2003	74

PartnerRe Ltd.

Notes to Consolidated Financial Statements

4.	Investments

(a)	Fixed Maturities, Equities and Short-Term Investments on Available for Sale Securities

The cost, market value, gross unrealized gains and gross unrealized losses on investments classified as available for sale at December 31, 2003 and 2002, were as follows (in thousands of U.S. dollars):

2003	Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities
- U.S. government	$327,855	$10,029	$(65)	$337,819
- states or political subdivisions of states of the U.S.	94,892	3,300	(272)	97,920
- other foreign governments	1,142,928	15,126	(8,467)	1,149,587
- corporate	2,688,834	90,402	(9,333)	2,769,903
- mortgage/asset-backed securities	986,985	5,289	(3,852)	988,422
Total fixed maturities	5,241,494	124,146	(21,989)	5,343,651
Short-term investments	46,271	56	(20)	46,307
Equities	614,697	106,056	(6,803)	713,950
Total	$5,902,462	$230,258	$(28,812)	$6,103,908

2002	Cost (1)	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Fixed maturities
- U.S. government	$403,708	$21,030	$(261)	$424,477
- states or political subdivisions of states of the U.S.	98,249	5,921	(5)	104,165
- other foreign governments	928,840	19,092	—	947,932
- corporate	1,728,569	88,886	(6,688)	1,810,767
- mortgage/asset-backed securities	612,278	17,835	(219)	629,894
Total fixed maturities	3,771,644	152,764	(7,173)	3,917,235
Short-term investments	3,787	15	(1)	3,801
Equities	493,893	26,844	(47,574)	473,163
Total	$4,269,324	$179,623	$(54,748)	$4,394,199

(1)	Cost is amortized cost for fixed maturities and short-term investments and original cost for equity securities, net of other-than-temporary impairments.

The following table presents the continuous periods during which the Company has held investment positions that were carried at an unrealized loss (excluding investments classified as trading securities) as at December 31, 2003 (in millions of U.S. dollars):

	Less than 12 months		12 months or more		Total
	Market Value	Unrealized Loss	Market Value	Unrealized Loss	Market Value	Unrealized Loss
Fixed maturities
- U.S. government	$31.4	$—	$—	$—	$31.4	$—
- states or political subdivisions of states of the U.S.	31.1	(0.3)	—	—	31.1	(0.3)
- other foreign governments	720.9	(8.5)	—	—	720.9	(8.5)
- corporate	968.6	(9.1)	2.1	(0.2)	970.7	(9.3)
- mortgage/asset-backed securities	465.5	(3.9)	—	—	465.5	(3.9)
Total fixed maturities	2,217.5	(21.8)	2.1	(0.2)	2,219.6	(22.0)
Short-term investments	22.8	—	—	—	22.8	—
Equities	140.4	(2.5)	122.6	(4.3)	263.0	(6.8)
Total	$2,380.7	$(24.3)	$124.7	$(4.5)	$2,505.4	$(28.8)

PartnerRe Annual Report 2003	75

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The Company’s largest single security unrealized loss position as at December 31, 2003, for which an other-than-temporary impairment charge has not been taken was an unrealized loss of $4.1 million, representing an unrealized loss of 2.3% of the amortized cost of the security, which is rated AAA. This unrealized loss, as well as a majority of the Company’s total unrealized losses, are due to changes in interest rates. Typically, as interest rates rise, market values of fixed income portfolios fall, and vice versa. As at December 31, 2003, the Company had no significant unrealized losses, for which an other-than-temporary impairment charge has not been taken, caused by other factors and circumstances, including an issuer’s specific corporate risk or due to industry or geographic risk.

(b)	Maturity Distribution on Available for Sale Securities

The distribution of available for sale fixed maturities and short-term investments at December 31, 2003, by contractual maturity is shown below (in thousands of U.S. dollars):

	Amortized Cost	Market Value
One year or less	$332,824	$337,541
More than one year through five years	2,126,211	2,163,789
More than five years through ten years	1,440,895	1,472,521
More than ten years	400,850	427,685
Subtotal	4,300,780	4,401,536
Mortgage / asset-backed securities	986,985	988,422
Total	$5,287,765	$5,389,958

(c)	Change in Net Unrealized Gains (Losses) on Investments

The analysis of the change in net unrealized gains (losses) on investments reflected in “accumulated other comprehensive income” for the years ended December 31, 2003, 2002 and 2001, is as follows (in thousands of U.S. dollars):

	2003	2002	2001
Fixed maturities	$(45,055)	$109,221	$31,291
Short-term investments	22	(2)	136
Other investments	(55)	113	(41)
Equity securities	119,983	(12,677)	(34,890)
	74,895	96,655	(3,504)
Increase in tax liability and other foreign exchange gains or losses	(28,008)	(1,073)	(79,984)
Net change reflected in “accumulated other comprehensive income”	$46,887	$95,582	$(83,488)

PartnerRe Annual Report 2003	76

PartnerRe Ltd.

Notes to Consolidated Financial Statements

(d)	Realized Gains (Losses) on Investments

Proceeds from the sale of investments classified as available for sale for the years ended December 31, 2003, 2002 and 2001, were $10,106.7 million, $4,186.9 million and $3,033.1 million, respectively. Realized investment gains and losses on securities classified as available for sale for the years ended December 31, 2003, 2002 and 2001, were as follows (in thousands of U.S. dollars):

	2003	2002	2001
Gross realized gains	$132,196	$108,385	$87,335
Gross realized losses excluding other-than-temporary impairments	(38,541)	(104,742)	(51,972)
Other-than-temporary impairments	(30,744)	(33,823)	—
Total net realized investment gains (losses)	$62,911	$(30,180)	$35,363

The following table is a reconciliation of the net realized investments gains and losses on securities classified as available for sale to the net realized investments gains and losses in the Consolidated Statements of Operations (in thousands of U.S. dollars):

	2003	2002	2001
Net realized investment gains (losses) on available for sale securities	$62,911	$(30,180)	$35,363
Net realized investment gains (losses) on trading securities	10,639	(9,817)	(18,231)
Net change in unrealized investment gains (losses) on trading securities	9,063	5,262	(1,167)
Net realized gains on real estate	—	15,490	—
Net realized investment (losses) gains on designated hedging activities	(8,173)	5,394	(441)
Net realized and change in unrealized investment gains on other invested assets	13,082	3,718	4,421
Other realized investment losses	(866)	3,375	247
Total net realized investment gains (losses)	$86,656	$(6,758)	$20,192

For the years ended December 31, 2003 and 2002, the Company recorded a net gain of $1.7 million and $0.5 million, respectively, in the net realized investment gains and losses in the Consolidated Statements of Operations, representing the ineffectiveness of its designated fair value hedging activities.

For the years ended December 31, 2003 and 2002, the Company recorded charges for other-than-temporary impairments relating to its investment portfolio in the aggregate amount of $30.7 million and $33.8 million, respectively. The Company did not record any such charges during the year ended December 31, 2001.

(e)	Net Investment Income

The components of net investment income for the years ended December 31, 2003, 2002 and 2001, were as follows (in thousands of U.S. dollars):

	2003	2002	2001
Fixed maturities, short-term investments, cash and cash equivalents	$209,652	$209,747	$204,143
Equities	17,023	13,614	14,816
Funds held and other	48,103	38,578	29,605
Investment expenses	(13,081)	(16,750)	(8,956)
Net investment income	$261,697	$245,189	$239,608

(f)	Trading Securities

On January 1, 2001, the Company reclassified approximately $89.2 million of available for sale convertible debt and equity securities to trading. This reclassification resulted in gross

PartnerRe Annual Report 2003	77

PartnerRe Ltd.

Notes to Consolidated Financial Statements

realized gains and losses of $6.3 million and $10.9 million, respectively, being recognized in the Consolidated Statements of Operations in 2001.

For the years ended December 31, 2003, 2002 and 2001, the change in net unrealized investment gains and losses on trading securities being recognized in the Consolidated Statements of Operations resulted in a gain of $9.1 million, a gain of $5.3 million and a loss of $1.2 million, respectively.

(g)	Pledged Securities

At December 31, 2003 and 2002, cash and securities with a market value of approximately $1,434.8 million and $1,342.9 million, respectively, were deposited, pledged or held in an escrow account to support long-term debt or in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.

(h)	Unsettled Trades

Unsettled trades have been netted on the Consolidated Balance Sheets. The gross payable and receivable balances for unsettled trades at December 31, 2003 and 2002, were as follows (in thousands of U.S. dollars):

	2003	2002
Receivable for securities sold	$42,169	$68,136
Payable for securities purchased	(47,558)	(31,538)
Net (payable) receivable for securities (purchased) sold	$(5,389)	$36,598

5.	Unpaid Losses and Loss Expenses

The table below is a reconciliation of the beginning and ending liability for unpaid losses and loss expenses, excluding policy benefits for life and annuity contracts, for the years ended December 31, 2003, 2002 and 2001 (in thousands of U.S. dollars):

	2003	2002	2001
Gross liability at beginning of year	$3,658,416	$3,005,628	$2,386,032
Reinsurance recoverable at beginning of year	217,777	214,891	203,180
Net liability at beginning of year	3,440,639	2,790,737	2,182,852
Net incurred losses related to:
Current year	2,043,201	1,506,860	1,515,006
Prior years	55,463	56,118	(7,871)
	2,098,664	1,562,978	1,507,135
Net paid losses related to:
Current year	165,900	201,669	209,473
Prior years	1,126,882	923,165	615,276
	1,292,782	1,124,834	824,749
Effects of exchange rate changes	332,853	211,758	(74,501)
Net liability at end of year	4,579,374	3,440,639	2,790,737
Reinsurance recoverable at end of year	175,685	217,777	214,891
Gross liability at end of year	$4,755,059	$3,658,416	$3,005,628

PartnerRe Annual Report 2003	78

PartnerRe Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2003 and 2002, the Company incurred losses of $55.5 million and $56.1 million, respectively, relating to adjustments to estimates of prior years’ losses. These losses relate primarily to the Company’s U.S. casualty business, where losses reported by cedants have been higher than was initially expected.

The table below is a reconciliation of losses and loss expenses including life policy benefits for the years ended December 31, 2003, 2002 and 2001 (in thousands of U.S. dollars):

	2003	2002	2001
Net incurred losses related to:
Non-life	$2,098,664	$1,562,978	$1,507,135
Life	267,078	152,784	124,695
Losses and loss expenses including life policy benefits	$2,365,742	$1,715,762	$1,631,830

Asbestos and Environmental Claims

The Company’s reserve for unpaid losses and loss expenses as at December 31, 2003, 2002 and 2001, included $111.0 million, $106.8 million and $110.0 million, respectively, that represent estimates of its net ultimate liability for asbestos and environmental claims. The increase in the net reserve for unpaid losses and loss expenses in 2003 is attributable to a change in currency exchange rates and not the result of a change in the Company’s view of its ultimate liability for this business. The gross liability for such claims as at December 31, 2003, 2002 and 2001, was $121.7 million, $124.3 million and $136.9 million, respectively, of which $111.1 million, $114.6 million and $113.3 million, respectively, relate to U.S. casualty exposures arising from business written by PartnerRe SA. (See Note 6.) Ultimate values for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. In view of the changes in the legal and tort environment that affect the development of such claims, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its losses and loss expense estimates.

6.	Ceded Reinsurance

The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery of a portion of losses and loss expenses from retrocessionaires. The Company remains liable to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk. Provisions are made for amounts considered potentially uncollectible. The allowance for uncollectible reinsurance recoverables was $16.8 million and $22.7 million as at December 31, 2003 and 2002, respectively.

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

PartnerRe Annual Report 2003	79

PartnerRe Ltd.

Notes to Consolidated Financial Statements

not have a significant impact on the results of operations for the year ended December 31, 2001. If losses and loss expenses relating to those reserves develop beyond their level as at the date of commutation, the Company will be required to increase loss reserves with a corresponding reduction in income in the period in which the deficiency is identified.

Net premiums written, net premiums earned and losses and loss expenses including life policy benefits for 2003, 2002 and 2001 are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2003, 2002 and 2001, were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2003
Assumed	$3,624,518	$3,541,659	$2,356,737
Ceded	34,877	38,217	(9,005)
Net	$3,589,641	$3,503,442	$2,365,742
2002
Assumed	$2,705,672	$2,481,693	$1,741,443
Ceded	50,298	55,957	25,681
Net	$2,655,374	$2,425,736	$1,715,762
2001
Assumed	$1,878,256	$1,686,163	$1,712,604
Ceded	53,160	52,655	80,774
Net	$1,825,096	$1,633,508	$1,631,830

7.	Long-Term Debt

In connection with the acquisition of the reinsurance operations of the Winterthur Insurance Group in 1998, the Company’s subsidiary, PartnerRe U.S., obtained a $220.0 million, 5.81% fixed rate bank loan. The loan, which is fully collateralized, is repayable in 2008, with interest payments due semiannually. PartnerRe U.S. incurred interest expense of $13.0 million in 2003, 2002 and 2001, respectively, and paid interest of $13.0 million in each year of 2003, 2002 and 2001 in relation to the loan.

8.	Taxation

Under current Bermuda law, neither the Company nor any of its Bermuda-domiciled subsidiaries is required to pay taxes in Bermuda on either income or capital gains. The Company has received from the Minister of Finance of Bermuda an assurance under The Exempted Undertakings Tax Protection Act, 1966, of Bermuda that in the event of any such taxes being imposed, the Company will be exempted until 2016. Certain subsidiaries and branches of the Company operate in, and are subject to taxation by, other jurisdictions.

Income tax expense (benefit) for the years ended December 31, 2003, 2002 and 2001, and income tax assets as at December 31, 2003, 2002 and 2001, were as follows (in thousands of U.S. dollars):

PartnerRe Annual Report 2003	80

PartnerRe Ltd.

Notes to Consolidated Financial Statements

	2003	2002	2001
Current income tax expense (benefit)	$3,181	$2,752	$(2,557)
Deferred income tax benefit	(1,071)	(91)	(66,747)
Income tax expense (benefit)	$2,110	$2,661	$(69,304)
Net current tax (liability) asset	$(20,449)	$8,954	$9,924
Net deferred tax asset	101,284	91,048	83,961
Total tax asset	$80,835	$100,002	$93,885

Deferred tax assets reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax asset as of December 31, 2003 and 2002, were as follows (in thousands of U.S. dollars):

	2003	2002
Discounting of loss reserves and adjustment to life policy reserves	$58,456	$27,891
Retirement and other compensation plans	1,467	2,014
Tax loss carry-forwards	113,278	152,090
Unearned premium	21,684	16,604
Other deferred tax assets	7,010	6,588
	201,895	205,187
Valuation allowance	—	(52,852)
Deferred tax assets	201,895	152,335

Unrealized appreciation and timing differences on investments	23,908	17,170
Deferred acquisition costs	24,390	21,116
Goodwill	6,989	—
Tax equalization reserves	12,704	10,190
Other deferred tax liabilities	32,620	12,811
Deferred tax liabilities	100,611	61,287
Net deferred tax asset	$101,284	$91,048

As at December 31, 2003, the Company had deferred tax assets of $113.3 million relating to operating loss carry-forwards. The decrease in valuation allowance in 2003 is primarily related to a change to the French tax legislation that allows PartnerRe SA to carry-forward its net tax operating losses for an unlimited period. The tax operating loss carry-forwards from the remaining subsidiaries will expire, if not used, between the years 2004 and 2023. At December 31, 2003, the Company had no valuation allowance related to the deferred tax assets. Realization of the deferred tax asset is dependent on generating sufficient taxable income in future periods. Although realization is not assured, Management believes that it is more likely than not that the deferred tax asset will be realized.

PartnerRe Annual Report 2003	81

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The following table summarizes the changes in “accumulated other comprehensive income” and the related tax benefit for the years ended December 31, 2003, 2002 and 2001 (in thousands of U.S. dollars):

	Before Tax	Tax Effect	Net of Tax
2003
Foreign currency translation adjustment	$47,477	$—	$47,477
Unrealized gains (losses) on investments:
Unrealized gains (losses) on investments arising during the period	137,806	(34,694)	103,112
Less reclassification adjustment for available for sale securities	(62,911)	6,686	(56,225)
	74,895	(28,008)	46,887
Change in accumulated other comprehensive income	$122,372	$(28,008)	$94,364
2002
Foreign currency translation adjustment	$27,223	$—	$27,223
Unrealized gains (losses) on investments:
Unrealized gains (losses) on investments arising during the period	66,475	(11,004)	55,471
Less reclassification adjustment for available for sale securities	30,180	9,931	40,111
	96,655	(1,073)	95,582
Change in accumulated other comprehensive income	$123,878	$(1,073)	$122,805
2001
Foreign currency translation adjustment	$(12,333)	$—	$(12,333)
Unrealized (losses) gains on investments:
Unrealized (losses) gains on investments arising during the period	(69,249)	15,072	(54,177)
Less reclassification adjustment for available for sale securities	(35,363)	6,052	(29,311)
	(104,612)	21,124	(83,488)
Change in accumulated other comprehensive income	$(116,945)	$21,124	$(95,821)

9.	Agreements with Related Parties

The Company was party to agreements with Swiss Reinsurance Company (“Swiss Re,” a former shareholder), Morgan Stanley (a company in which a former board member had a management role), Atis Real (a company in which a board member is a non-executive director) and their respective affiliates. Morgan Stanley was no longer an affiliate of the Company after May 2001, while Swiss Re was no longer an affiliate of the Company after May 2003.

Agreements with Swiss Reinsurance Company

The Company utilized, in the conduct of its business, certain underwriting services and licensed technology provided by Swiss Re pursuant to a service agreement. The agreement has been terminated in February 2003, but the Company has continued to have access to certain computer technology through the end of 2003. Fees incurred pursuant to the agreement include fixed fees for access to technology and database resources. Fees incurred for each of the years ended December 31, 2003, 2002 and 2001, were $0.2 million, $0.2 million and $0.1 million, respectively.

In the normal course of their underwriting activities, the Company and certain subsidiaries entered into reinsurance contracts (assumed and ceded) with Swiss Re and certain Swiss

PartnerRe Annual Report 2003	82

PartnerRe Ltd.

Notes to Consolidated Financial Statements

Re subsidiaries during 2003, 2002 and 2001. Included in the 2003 Consolidated Statement of Operations were net premiums written of $4.0 million, net loss recoveries, including life policy benefits of $1.4 million and net acquisition costs of $0.7 million. As at December 31, 2003, there were reinsurance balances receivable and recoverable aggregating $17.8 million, unpaid losses and loss expenses, including life policy benefits, of $3.8 million, assumed unearned premiums of $2.0 million and net assumed funds held under reinsurance treaties of $1.1 million. Included in the 2002 Consolidated Statement of Operations were net ceded premiums written of $1.0 million, net losses and loss expenses, including life policy benefits, of $2.5 million and net acquisition costs of $1.1 million. As at December 31, 2002, there were reinsurance balances receivable and recoverable aggregating $21.4 million, unpaid losses and loss expenses, including life policy benefits, of $9.1 million and net ceded funds held under reinsurance treaties of $3.0 million. Included in the 2001 Consolidated Statement of Operations were net premiums written of $13.6 million, net loss recoveries, including life policy benefits, of $2.6 million and net acquisition costs of $5.2 million.

Investment Advisory Agreements

The Company utilized the services of Swiss Re and Morgan Stanley Dean Witter Investment Management and affiliates (“MSDWIM”), a division of Morgan Stanley, to manage portions of its investment portfolio pursuant to investment advisory agreements. Pursuant to these agreements, which are subject to the Company’s investment guidelines and other restrictions, the Company paid a fee to each of Swiss Re and MSDWIM. Investment fees expensed for the years ended December 31, 2003, 2002 and 2001, aggregated $0.1 million, $1.5 million and $2.4 million, respectively, under these agreements.

Utilities and Rent

The Company leases office space from Atis Real Cogetom. Pursuant to the lease agreement, rent expensed for the years ended December 31, 2003, 2002 and 2001, aggregated $5.5 million, $nil and $nil, respectively.

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

Contributions are based on the participant’s base salary and the accumulated benefit for the majority of the plans vests immediately or over a two-year period. Prior to the adoption of the defined contribution plans, the Company had a defined benefit plan covering substantially all of its employees. Effective June 30, 1999, benefit accruals under this plan were frozen, except for certain disabled participants. All employees previously enrolled in defined benefit retirement plans have been transferred to defined contribution plans. At December 31, 2003, the defined benefit plan was fully funded. As required by law, certain retirement plans also provide for death and disability benefits and lump sum indemnities to employees upon retirement.

The Company incurred pension expense for these pension arrangements of $9.2 million, $7.9 million and $5.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

PartnerRe Annual Report 2003	83

PartnerRe Ltd.

Notes to Consolidated Financial Statements

11.	Stock and Stock Option Plans

Employee Incentive Plan

In 1996, the Company adopted an Employee Incentive Plan (the “EIP”) under which the Company may grant, subject to certain restrictions, stock options, restricted stock (“RS”), phantom stock units (“PSU”), performance units (“PU”), and performance shares (“PS”) to employees of the Company. The EIP is administered by the Human Resource Committee of the Board (“the Committee”).

Pursuant to the terms of the EIP, awards may be granted to eligible employees at any time, in any amount, as determined by the Committee. The RS and PSU awards will be subject to terms, conditions, restrictions and restricted periods fixed by the Committee that may be linked to prescribed performance goals. The PU and PS awards will be subject to performance goals that shall be fixed by the Committee. A total of 3.5 million Common Shares may be issued under the EIP.

The Company issued 10,000 restricted shares in 2000 with a weighted-average grant date fair value of $54.50 per share. These shares will vest no earlier than four years from the grant date. The Company incurred compensation expense for restricted share grants in the years ended December 31, 2003, 2002 and 2001, of approximately $136,000, $136,000 and $137,000, respectively. Related deferred compensation expense at December 31, 2003 and 2002, was $125,000 and $261,000, respectively.

Non-employee Directors’ Stock Plan

In May 2003, The Board of Directors approved a new non-employee Directors’ Stock Plan (the “Directors’ Stock Plan”) as the 1993 Directors’ Stock Plan expired in 2003. Under the terms of the Directors’ Stock Plan, the Company may issue options, RS, restricted share units (RSUs), alternative awards and other share-based awards. Under the Directors’ Stock Plan, all share-based awards will be issued at an exercise price per share equal to the fair market value per share at the time of grant. A total of 1 million Common Shares may be issued under the Directors’ Stock Plan.

During 2003, the Company issued restricted shares units (RSUs) with a fair value of $501,000. The RSUs were vested on the grant date and expensed during 2003.

A summary of the status of the Company’s outstanding stock options as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates, is presented below:

	Options	2003 Weighted Average Exercise Price	Options	2002 Weighted Average Exercise Price	Options	2001 Weighted Average Exercise Price
Outstanding at beginning of year	2,988,258	$43.96	2,446,080	$40.29	2,074,642	$37.62
Granted	693,513	50.06	742,752	53.26	544,742	49.87
Exercised	(445,454)	34.59	(180,236)	32.25	(93,306)	35.75
Forfeited	(65,066)	49.91	(20,338)	45.77	(79,998)	41.59
Outstanding at end of year	3,171,251	46.49	2,988,258	43.96	2,446,080	40.29
Options exercisable at end of year	1,242,305	$44.18	1,127,693	$40.06	1,054,060	$37.50

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.7%, 5.0% and

PartnerRe Annual Report 2003	84

PartnerRe Ltd.

Notes to Consolidated Financial Statements

5.1%, expected lives of seven years, expected volatility of 25%, and a dividend yield of 2%. The weighted average fair value of options granted during 2003, 2002 and 2001 was $13.21, $15.95 and $14.80, respectively.

The following table summarizes information about stock options outstanding at December 31, 2003:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 20.00 – $ 37.00	545,800	5.3 years	$33.91	319,080	$33.97
$ 37.17 – $ 46.74	938,910	6.0	44.32	531,605	44.49
$ 48.78 – $ 49.68	662,763	8.8	49.61	64,163	49.05
$ 49.81 – $ 53.67	405,265	7.6	52.02	202,655	51.82
$ 53.80 – $ 55.57	618,513	7.7	53.89	124,802	54.03
$ 20.00 – $ 55.57	3,171,251	7.0	$46.49	1,242,305	$44.18

Exercise prices for all options issued during 2003, 2002 and 2001 equaled the average market price of the stock on the grant date.

Employee Share Purchase Plan

The Employee Share Purchase Plan (the “ESPP”) was approved by the shareholders of the Company at the May 19, 2000, Annual General Meeting and amended on February 25, 2002. The ESPP is administered by the Committee and meets the requirement of Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). The ESPP has one offering period per year with two purchase periods of six months. All employees are eligible to participate in the ESPP and can contribute between 1% and 10% of their base salary toward the purchase of PartnerRe Ltd. shares up to the limit set by the Code. Employees who enroll in the ESPP may purchase PartnerRe Ltd. shares at a 15% discount of the fair market value. Participants in the ESPP are eligible to receive dividends on their PartnerRe Ltd. shares as of the purchase date. The number of Common Shares available for issue under the ESPP was reduced in 2002 from 500,000 to 300,000 on the establishment of the Swiss Share Purchase Plan.

Swiss Share Purchase Plan

In February 2002, the Board of Directors approved the establishment of the Swiss Share Purchase Plan (the “SSPP”). At that time, 200,000 Common Shares were relinquished from the ESPP and designated as available to issue under the SSPP. The SSPP is administered by the Committee. The SSPP has two offering periods per year with two purchase periods of six months. All full-time Swiss employees are eligible to participate in the SSPP and can contribute between 1% and 8% of their base salary toward the purchase of PartnerRe Ltd. shares up to a maximum of 5,000 Swiss francs per annum. Employees who enroll in the SSPP may purchase PartnerRe Ltd. shares at a 40% discount of the fair market value. Once purchased, there is a restriction upon transfer or sale of these shares for a period of two years following purchase. Participants in the SSPP are eligible to receive dividends on their PartnerRe Ltd. shares as of the purchase date. A total of 200,000 Common Shares may be issued under the SSPP.

The Company has elected to use the prospective transition method as described in SFAS No. 123 “Accounting for Stock-Based Compensation” (SFAS 123), which results in the

PartnerRe Annual Report 2003	85

PartnerRe Ltd.

Notes to Consolidated Financial Statements

expensing of options granted subsequent to January 1, 2003, in accounting for stock options. Under the provisions of SFAS 123, options were valued at fair value on the date of grant using a Black-Scholes option-valuation model that considered, as at the date of grant, the exercise price and expected life of the option, the current price of the Company’s Common Share and its expected volatility, expected dividends on the Common Shares and the risk-free interest rate for the expected life of the option. Prior to January 1, 2003, the Company accounted for equity-based compensation under the intrinsic value provisions of Accounting Principles Board No. 25 (APB 25) and did not recognize the fair value of equity-based compensation in its results.

12.	Dividend Restrictions and Statutory Requirements

The Company’s ability to pay Common and Preferred Shareholders’ dividends and its operating expenses is dependent on cash dividends from Partner Reinsurance Company and PartnerRe SA, including its subsidiary, PartnerRe U.S. (collectively the “reinsurance subsidiaries”). The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and French laws and certain insurance statutes of New York State, in which the reinsurance subsidiaries of PartnerRe U.S. are domiciled. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. At December 31, 2003, 2002 and 2001, there were no material statutory restrictions on the reinsurance subsidiaries’ abilities to pay dividends except that PartnerRe U.S., a company licensed in the U.S., may not pay cash dividends without prior regulatory approval.

The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (“statutory basis”), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. As of December 31, 2003, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of deferred income taxes, valuation of bonds at market and presentation of ceded reinsurance balances gross of assumed balances.

13.	Debt Related to Trust Preferred Securities and Mandatorily Redeemable Preferred Securities

Trust Preferred Securities

As a result of the implementation of FIN 46(R) in December 2003, the Company has deconsolidated the Trust which issued the Company’s Trust Preferred Securities as it does not meet the consolidation requirements under this new accounting guidance. The Company is now reflecting the debt related to the Trust on its December 31, 2003 Consolidated Balance Sheet (refer to Note 3(p)). This new presentation had no impact on the Company’s equity, book value or results.

On November 21, 2001, PartnerRe Capital Trust I (the “Trust”), a Delaware statutory business trust, issued $200 million of 7.90% Preferred Securities (“Trust Preferred Securities”). The Trust is wholly owned by PartnerRe Finance I Inc. (“PartnerRe Finance”), a Delaware corporation formed solely for the purpose of issuing junior subordinated debt securities to the Trust. PartnerRe Finance is an indirect, wholly owned subsidiary of the Company.

The Trust used the proceeds from the sale of the Trust Preferred Securities to buy an equal principal amount of 7.90% junior subordinated debt securities of PartnerRe Finance and will distribute any cash payments it receives thereon to the holders of its preferred and common securities. The Trust will redeem the Trust Preferred Securities on December 31, 2031,

PartnerRe Annual Report 2003	86

PartnerRe Ltd.

Notes to Consolidated Financial Statements

which date may be extended to a date no later than December 31, 2050, and may redeem them earlier, subject to the early redemption provisions of the Subordinated Debentures (discussed below). Distributions on the Trust Preferred Securities are payable quarterly at an annual rate of 7.90%. The Trust may defer these payments for up to 20 consecutive quarters (“the extension period”), but not beyond the maturity of Trust Preferred Securities. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

The sole asset of the Trust consists of 7.90% Junior Subordinated Debt securities (the “Subordinated Debentures”) with a principal amount of $206.0 million issued by PartnerRe Finance. The Subordinated Debentures mature on December 31, 2031, which date may be extended to a date no later than December 31, 2050, and may be redeemed earlier, but no earlier than November 21, 2006. Interest on the Subordinated Debentures is payable quarterly at a rate of 7.90%. PartnerRe Finance may defer interest payments for up to 20 consecutive quarters, but not beyond the maturity of the Subordinated Debentures. Any accumulated but unpaid distributions will continue to accrue interest at a rate of 7.90%, compounded quarterly, during the extension period.

The Subordinated Debentures are unsecured obligations of PartnerRe Finance. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance under the Subordinated Debentures. The Company’s obligations under this guarantee are unsecured and will rank junior in priority of payment to the Company’s current long-term debt (see Note 7). In the event of default under the Subordinated Debentures, the Trust Preferred Securities will rank prior to the common securities of the Trust in priority of payments. The Company has guaranteed payments due on the Trust Preferred Securities only to the extent that the Trust has funds on hand available for such payment.

Mandatorily Redeemable Preferred Securities

As a result of the adoption of SFAS 150 in July 2003, the Company has reclassified its Mandatorily Redeemable Preferred Securities as liabilities on its December 31, 2003, Consolidated Balance Sheet (refer to Note 3(p)). This new presentation had no impact on the Company’s equity, book value or results.

On November 21, 2001, the Company issued 4 million Premium Equity Participating Security Units (“PEPS Units”). Each PEPS Unit consists of (i) one of the Company’s 5.61% Series B Cumulative Redeemable Preferred Shares, $1 par value, liquidation preference $50 per share (“Series B Preferred Shares”), and (ii) a purchase contract (“Purchase Contract”) issued by the Company pursuant to which the holder will be obligated to purchase from the Company, no later than December 31, 2004, a number of Common Shares to be determined at that time for a price of $50. Each Series B Preferred Share is pledged to the Company’s benefit to secure the holder’s obligations under the Purchase Contract. Holders of Series B Preferred Shares will be permitted to withdraw the pledged Series B Preferred Shares from the pledge arrangement only upon early settlement, settlement for cash or termination of the related Purchase Contract. Dividends on Series B Preferred Shares are cumulative, accrue at a rate of 5.61% of the liquidation preference amount per year and are payable quarterly in arrears. In conjunction with the payment of dividends on the Series B Preferred Shares, Purchase Contract holders will receive quarterly contract adjustment payments at a rate of 2.39% of the stated amount of $50 per Purchase Contract per year. Purchase Contract adjustment payments may be deferred on similar terms to the Series B Preferred Share dividends described above. Purchase Contract holders will be required to purchase between 0.8696 and 1.0638 of the Company’s Common Shares, depending on the share price of the Common Shares at that time.

PartnerRe Annual Report 2003	87

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The Company must redeem the Series B Preferred Shares on June 30, 2005, at a redemption price of $50 per Series B Preferred Share, plus all accrued and unpaid dividends, if any, on that date. The Company may not redeem the Series B Preferred Shares prior to that date. The Series B Preferred Shares rank on parity with the Company’s Series C Cumulative Preferred Shares. (See Note 14.)

14.	Shareholders’ Equity

Authorized Shares

At December 31, 2003 and 2002, the total authorized shares of the Company were 150 million shares, par value $1.00 per share. In 2003, 100 million shares were designated as Common Shares, 11.6 million shares were designated as 6.75% Series C Cumulative Redeemable Preferred Shares, 4 million shares were designated as Series B Cumulative Preferred Shares (see Note 13) and 34.4 million shares remained undesignated. In 2002, 100 million shares were designated as Common Shares, 10 million shares were designated as 8% Series A Cumulative Preferred Shares, 4 million shares were designated as Series B Cumulative Preferred Shares (see Note 13) and 36 million shares remained undesignated.

Common Shares

In November 2002, the Company issued 8 million Common Shares, at an initial price to the public of $46.40 per share net of underwriting fees, for net proceeds of $371.2 million. The net proceeds from the offering were used in part to repurchase 6 million Common Shares from Swiss Reinsurance Company and certain of its affiliates at a price per share equal to the Company’s net proceeds after commissions. The repurchased shares were cancelled and are no longer outstanding.

Class B Warrants

In 1993, in connection with the issuance of Common Shares, the Company issued Class B Warrants to purchase, in the aggregate, up to approximately 6.8 million Common Shares provided certain performance criteria were met. The exercise price was also subject to adjustment upon the occurrence of certain events relating principally to changes in the number of Common Shares, options or Warrants outstanding. Twenty percent of the Class B Warrants were available for vesting on each of the first five anniversary dates of the issue of the Warrants. The vesting conditions for the Class B Warrants available for vesting in November 1998, 1996, 1995 and 1994, which aggregated to 5.5 million Warrants, were not met and those Warrants have been forfeited. The vesting conditions for the 1.3 million Class B Warrants available for vesting in November 1997 were met. Those Warrants were available for exercise through November 2004 at an exercise price of $17 per share. At December 31, 2003, the Class B Warrants were all exercised and no longer outstanding.

Series A Cumulative Preferred Shares

In 1997, the Company issued 10 million of the Company’s 8% Series A Cumulative Preferred Shares, par value $1.00 per share, for net proceeds of $242.2 million, 2 million shares of which were issued to Swiss Re. Cumulative dividends of $0.50 per share were payable quarterly. In May 2003, the Company redeemed the existing 8% Series A Cumulative Preferred Shares.

PartnerRe Annual Report 2003	88

PartnerRe Ltd.

Notes to Consolidated Financial Statements

While the redemption of the Preferred Shares had no impact on the net income of the Company, the difference between the aggregate liquidation value and the carrying value of the Series A Preferred Shares, which totaled $7.8 million, was treated as a dividend on Preferred Shares and resulted in a $7.8 million reduction to the net income available to Common Shareholders, which is used in the calculation of net income per share.

Series C Cumulative Redeemable Preferred Shares

In May 2003, the Company issued 11.6 million of 6.75% Series C Cumulative Redeemable Preferred Shares for a total consideration of $280.9 million after underwriting discounts and commissions totaling $9.1 million. The Series C Cumulative Redeemable Preferred Shares cannot be redeemed before May 8, 2008. Beginning May 8, 2008, the Company may redeem the Series C Cumulative Redeemable Preferred Shares at $25.00 per share plus accrued and unpaid dividends without interest. Dividends on the Series C Cumulative Redeemable Preferred Shares are cumulative from the date of issuance and are payable quarterly in arrears. A portion of the net proceeds from the sale, in the amount of $250.0 million, was used to redeem the Company’s existing 8% Series A Cumulative Preferred Shares. The remaining net proceeds were used for general corporate purposes. In the event of liquidation of the Company, the holders of outstanding Preferred Shares would have preference over the Common Shareholders and would receive a distribution of $25.00 per share plus accrued dividends.

Net Income per Share

The reconciliation of basic and diluted net income per share is as follows (in thousands of U.S. dollars, except per share amounts):

	Income	Shares	2003 Per Share	Income	Shares	2002 Per Share	Income	Shares	2001 Per Share
Net income (loss)	$467,679			$190,302			$(160,482)
Preferred dividends	(29,390)			(20,000)			(20,000)
Net income (loss) available to Common Shareholders	$438,289	53,238.6	$8.23	$170,302	50,551.0	$3.37	$(180,482)	50,136.8	$(3.60)
Effect of dilutive securities: (1)
Class B Warrants		224.7			896.7
Stock options		432.6			460.0
Net income available to Common Shareholders	$438,289	53,895.9	$8.13	$170,302	51,907.7	$3.28

(1)	Diluted net loss per share has not been shown for 2001 because the effect of dilutive securities would have been antidilutive. For the 2001 period, the weighted average number of Common and Common Share equivalents outstanding amounted to 51,566.5 shares after the dilutive effect of Class B Warrants and stock options of 899.6 and 530.1, respectively.

PartnerRe Annual Report 2003	89

PartnerRe Ltd.

Notes to Consolidated Financial Statements

15.	Commitments and Contingencies

(a)	Concentration of Credit Risk

The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company’s foreign exchange forward contracts. However, because the counterparties to these agreements are high quality international banks, the Company does not anticipate non-performance. The difference between the contract amounts and the related market value is the Company’s maximum credit exposure.

The Company’s investment portfolio is managed following prudent standards of diversification. Excluding debt securities issued by the U.S. and other AAA-rated sovereign governments, the Company is not exposed to any significant credit concentration risk on its investments. The Company’s investment strategy allows for the use of derivative securities, subject to strict limitations. Derivative instruments may be used to hedge a variety of market risks, or to replicate investment positions or market exposures that would be allowed under the Company’s investment policy if implemented in other ways.

(b)	Lease Arrangements

The Company leases office space under operating leases expiring in various years through 2017. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments, exclusive of escalation clauses, on non-cancelable leases as at December 31, 2003 (in thousands of U.S. dollars):

Period	Amount
2004	$18,925
2005	20,004
2006	17,475
2007	11,673
2008	10,870
2009 through 2017	$67,507

Rent expense for the years ended December 31, 2003, 2002 and 2001, was $16.4 million, $13.5 million and $11.2 million, respectively.

(c)	Premium Equity Participating Security Units

Under the terms of the Company’s 8% Premium Equity Participating Security Units (PEPS Units), the Company is obligated, under the Purchase Contract component, to make a contract adjustment payment of $1.195 per unit per year or 2.39% of the stated amount of $50. Future payments under these contracts will amount to $4.8 million through December 31, 2004.

(d)	Employment Agreements

The Company has entered into employment agreements with its executive officers. These agreements provide for annual compensation in the form of salary, benefits, bonus, options to purchase shares in the Company and the reimbursement of certain expenses, as well as certain severance provisions.

PartnerRe Annual Report 2003	90

PartnerRe Ltd.

Notes to Consolidated Financial Statements

(e)	U.S. Life Representations and Warranties

As part of the agreement to sell the U.S. life operations in 2000, the Company entered into certain representations and warranties, extending through 2008, related to the enterprise being sold. At the time of the sale, the Company established a reserve of $15.0 million for potential future claims against such representations and warranties.

(f)	Other Agreements

The Company has entered into service agreements and lease contracts that provide for business and information technology support and computer equipment. Future payments under these contracts will amount to $8.2 million through 2008.

16.	Fair Value of Financial Instruments

For certain financial instruments where quoted market prices are not available, Management’s best estimate of fair value may be based on quoted market prices of similar instruments or on other valuation techniques. SFAS No. 107 “Disclosures about Fair Value of Financial Instruments” (SFAS 107) excludes insurance contracts, other than financial guarantees, and investment contracts and certain other financial instruments.

The following methods and assumptions were used by the Company in estimating fair market value of each class of financial instruments recorded on the Consolidated Balance Sheets.

Fair value for fixed maturities, short-term investments, equities and trading securities are based on quoted market prices. Carrying value of other invested assets approximates fair value. Policy benefits for life and annuity contracts have a fair value equal to the cash value available to the policyholder should the policyholder surrender the policy. Fair values of long-term debt and debt related to Trust Preferred Securities have been calculated as the present value of estimated future cash flows using a discount rate reflective of current market interest rates. For Trust Preferred Securities and PEPS Units, fair value is based on quoted market prices, while carrying value is based on the liquidation value of the securities.

PartnerRe Annual Report 2003	91

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The carrying values and fair values of the financial instruments recorded in the Consolidated Balance Sheets as at December 31, 2003 and 2002, were as follows (in thousands of U.S. dollars):

	Carrying Value	2003 Fair Value	Carrying Value	2002 Fair Value
Assets
Fixed maturities	$5,343,651	$5,343,651	$3,917,235	$3,917,235
Short-term investments	46,307	46,307	3,801	3,801
Equities	713,950	713,950	473,163	473,163
Trading securities	122,544	122,544	75,284	75,284
Other invested assets	5,590	5,590	5,281	5,281
Liabilities
Net policy benefits for life and annuity contracts	$1,162,016	$1,162,016	$815,978	$815,978
Long-term debt	220,000	237,830	220,000	238,310
Debt related to Trust Preferred Securities	206,000	221,400	—	—
Trust Preferred Securities	—	—	200,000	205,840
Mandatorily Redeemable Preferred Securities and Purchase Contracts (PEPS Units)	200,000	226,960	200,000	210,800

Foreign Exchange Forward Contracts

The Company utilizes foreign exchange contracts as part of its overall currency risk management and investment strategies. In accordance with SFAS 133, these derivative instruments are shown on the Consolidated Balance Sheets at fair value, with changes in their fair value recognized in either net realized investment gains and losses or net foreign exchange gains and losses in the Consolidated Statements of Operations.

Foreign exchange forward contracts outstanding at December 31, 2003 and 2002, were as follows (in thousands of U.S. dollars):

	Contract Amount	Market Value	2003 Net Unrealized Gains (Losses)	Contract Amount	Market Value	2002 Net Unrealized Gains (Losses)
Receivable	$856,925	$860,114	$3,189	$1,889,021	$1,892,039	$3,018
Payable	(856,925)	(858,426)	(1,501)	(1,889,021)	(1,892,269)	(3,248)
Net	$—	$1,688	$1,688	$—	$(230)	$(230)

Foreign Currency Option Contracts

The Company also enters into foreign currency options to mitigate foreign currency risk. Included within liabilities in the Consolidated Balance Sheets were payable balances related to contracts matured on December 31, 2003 and 2002 of $1.1 million and $nil, respectively. At December 31, 2003 and 2002, there were no outstanding contracts.

PartnerRe Annual Report 2003	92

PartnerRe Ltd.

Notes to Consolidated Financial Statements

Futures Contracts

Exchange traded bond and note futures are used by the Company as substitutes for ownership of the physical bonds and notes for the purposes of managing portfolio duration. The net short position for bond and note futures was $10 million and $nil, respectively, at December 31, 2003 and 2002.

17.	Credit Agreements

In the normal course of its operations, the Company enters into agreements with financial institutions to provide unsecured credit facilities. As at December 31, 2003, the total amount of such credit facilities available to the Company was $822.7 million. These facilities are used primarily for the issuance of letters of credit. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured basis in the amount of $327.7 million and $360.9 million at December 31, 2003 and 2002, respectively, in respect of reported loss and unearned premium reserves.

Included in the total credit facilities available to the Company at December 31, 2003, is a $700 million syndicated, unsecured 364-day credit facility. In June 2003, the Company renewed its syndicated, unsecured 364-day credit facility on substantially the same terms and conditions except for an increase in the lenders’ commitment from $600 million to $700 million. When this credit facility was put in place in June 2002, the Company terminated similar pre-existing facilities aggregating $225 million.

Some of the credit facilities contain customary default and cross default provisions and require that the Company maintain certain covenants, including the following:

i.	a financial strength rating from A.M. Best Company of at least “A-” (for our material reinsurance subsidiaries that are rated by A.M. Best Company);

ii.	a maximum ratio of total debt to total capitalization of 35% (for the purposes of this covenant, “debt” does not include Trust Preferred and Mandatorily Redeemable Preferred Shares); and

iii.	a minimum consolidated tangible net worth of $1.25 billion plus 50 percent of cumulative net income since January 1, 2002 (total of $1.58 billion at December 31, 2003) (for the purposes of this covenant, “consolidated tangible net worth” includes Trust Preferred and Mandatorily Redeemable Preferred Shares and excludes goodwill).

The Company’s breach of any of these covenants would result in an event of default, upon which the Company would likely be required to repay any outstanding borrowings and replace letters of credit issued under these facilities. At December 31, 2003 and 2002, the Company’s total debt to total capitalization ratio was 6.8% and 8.2%, respectively, and its consolidated tangible net worth (as defined under the terms of these facilities) was $2.56 billion and $2.05 billion, respectively.

PartnerRe Annual Report 2003	93

PartnerRe Ltd.

Notes to Consolidated Financial Statements

18.	Segment Information

The Company monitors the performance of its underwriting operations in two segments, Non-life and Life. The Non-life segment is further divided into three sub-segments, U.S. Property and Casualty, Global (Non-U.S.) Property and Casualty and Worldwide Specialty. Segments and sub-segments represent markets that are reasonably homogeneous in terms of geography, client types, buying patterns, underlying risk patterns and approach to risk management.

The U.S. Property and Casualty sub-segment includes property, casualty and motor risks generally originating in the United States, and written by PartnerRe U.S. The Global (Non- U.S.) Property and Casualty sub-segment includes property, casualty and motor business generally originating outside of the United States, written by Partner Reinsurance Company and PartnerRe SA. The Worldwide Specialty sub-segment is comprised of risks that are generally considered to be specialized due to the sophisticated technical underwriting required to analyze risks, and is global in nature, inasmuch as appropriate risk management for these lines requires a globally diversified portfolio of risks. This sub-segment consists of several lines of business for which the Company believes it has developed specialized knowledge and underwriting capabilities. These lines of business include agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risk and other lines. The Life segment includes life, health and annuity lines of business.

Because the Company does not manage its assets by segment, investment income is not allocated to the Non-life segment of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company’s life products, investment income is considered in Management’s assessment of the profitability of the Life segment of the reinsurance operations. The following items are not considered in evaluating the results of each segment: net realized investment gains and losses, other income, other operating expenses, amortization of goodwill, interest expense, distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities, net foreign exchange gains and losses, income tax expense or benefit and Preferred Share dividends. Segment revenues and profits or losses are shown net of intercompany transactions. When the Company last realigned its operations on January 1, 2002, it modified its segment presentation to reflect this change and the corresponding segment information for 2001 has been reclassified to conform to the new presentation.

Management measures results for the Non-life segment on the basis of the “loss ratio,” “acquisition ratio,” “technical ratio,” “other overhead expense ratio” and “combined ratio.” The “loss ratio” is obtained by dividing the losses and loss expenses by net premiums earned, the “acquisition ratio” is obtained similarly by dividing acquisition costs by net premiums earned and the “other overhead expense ratio” is obtained by dividing other operating expenses by net premiums earned. The “technical ratio” is the sum of the loss and acquisition ratios. The “combined ratio” is the sum of the technical and other overhead expense ratios. Management also measures results for the Non-life segment based on the “technical result”, defined as net premiums earned less losses and loss expenses and acquisition costs. Management measures results for the Non-life sub-segments on the basis of the loss ratio, acquisition ratio and technical ratio. The technical ratio differs from the combined ratio, as it does not include the impact of other operating expenses. Management measures segment results for the Life segment on the basis of “allocated life technical result,” which includes revenues from net premiums earned and allocated investment income, and expenses from losses and loss expenses and acquisition costs.

PartnerRe Annual Report 2003	94

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The following table provides a summary of the segment and sub-segment revenues and results for the years ended December 31, 2003, 2002 and 2001 (in millions of U.S. dollars, except ratios):

	2003	2002	2001
Non-life segment
U.S. Property and Casualty
Net premiums written	$919.4	$649.0	$411.0
Net premiums earned	842.6	600.0	345.7
Loss ratio (1)	76.5%	74.3%	128.3%
Acquisition ratio (2)	25.4	26.8	24.8
Technical ratio (3)	101.9%	101.1%	153.1%
Global (Non-U.S.) Property and Casualty
Net premiums written	$849.2	$599.8	$479.7
Net premiums earned	839.6	560.2	451.2
Loss ratio (1)	74.5%	78.3%	86.0%
Acquisition ratio (2)	24.8	25.1	24.8
Technical ratio (3)	99.3%	103.4%	110.8%
Worldwide Specialty
Net premiums written	$1,520.9	$1,232.0	$802.4
Net premiums earned	1,520.9	1,095.2	704.8
Loss ratio (1)	54.5%	61.9%	95.8%
Acquisition ratio (2)	19.0	17.7	20.3
Technical ratio (3)	73.5%	79.6%	116.1%
Total Non-life Segment
Gross premiums written	$3,314.2	$2,523.4	$1,739.5
Net premiums written	3,289.5	2,480.8	1,693.1
Net premiums earned	$3,203.1	$2,255.4	$1,501.7
Losses and loss expenses	2,098.6	1,563.0	1,507.2
Acquisition costs	711.9	495.3	341.1
Technical result	$392.6	$197.1	$(346.6)
Loss ratio (1)	65.5%	69.3%	100.4%
Acquisition ratio (2)	22.2	22.0	22.7
Technical ratio (3)	87.7	91.3	123.1
Other overhead expense ratio (4)	6.8	6.6	7.1
Combined ratio (5)	94.5%	97.9%	130.2%
Total Life Segment
Gross premiums written	$310.3	$182.3	$138.8
Net premiums written	300.1	174.6	132.0
Net premiums earned	$300.3	$170.3	$131.8
Losses and loss expenses	267.1	152.8	124.7
Acquisition costs	61.3	60.7	27.1
Life technical result	$(28.1)	$(43.2)	$(20.0)
Allocated investment income	53.4	34.5	26.5
Allocated life technical result (6)	$25.3	$(8.7)	$6.5

(1)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(2)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(3)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(4)	Other overhead expense ratio is obtained by dividing other operating expenses by net premiums earned.

(5)	Combined ratio is the sum of the technical ratio and other overhead expense ratio.

(6)	Allocated life technical result is defined as net premiums earned and allocated investment income less losses and loss expenses and acquisition costs.

PartnerRe Annual Report 2003	95

PartnerRe Ltd.

Notes to Consolidated Financial Statements

Reconciliation of technical result to net income (loss)	2003	2002	2001
Technical result	$364.5	$153.9	$(366.6)
Other operating expenses	(235.7)	(161.7)	(117.6)
Net investment income	261.7	245.2	239.6
Net realized investment gains (losses)	86.6	(6.8)	20.2
Other income	21.1	5.7	1.7
Interest expense	(18.6)	(13.0)	(13.0)
Amortization of goodwill	—	—	(26.0)
Net foreign exchange gains (losses)	11.8	(3.1)	7.1
Income (loss) before distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities and taxes	$491.4	$220.2	$(254.6)
Distributions related to Trust Preferred and Mandatorily Redeemable Preferred Securities	21.6	27.2	3.0
Income tax expense (benefit)	2.1	2.7	(69.3)
Cumulative effect of adopting new accounting standard, net of tax	—	—	27.8
Net income (loss)	$467.7	$190.3	$(160.5)

The following table provides the distribution of net premiums written by line of business (as a percentage of total net premiums written) for the years ended December 31, 2003, 2002 and 2001:

	2003	2002	2001
Non-life
Property and Casualty
Property	21%	20%	21%
Casualty	19	15	13
Motor	10	12	15
Worldwide Specialty
Agriculture	4	6	7
Aviation/Space	8	9	8
Catastrophe	10	11	12
Credit/Surety	5	5	7
Engineering/Energy	7	7	3
Marine	3	3	2
Special Risk	5	5	4
Other	—	—	1
Life	8	7	7

PartnerRe Annual Report 2003	96

PartnerRe Ltd.

Notes to Consolidated Financial Statements

The following table provides the geographic distribution of gross premiums written for the years ended December 31, 2003, 2002 and 2001 (in millions of U.S. dollars):

	2003	2002	2001
Europe	$1,490.3	$1,049.4	$753.3
North America	1,589.8	1,183.0	789.9
Asia, Australia and New Zealand	353.7	299.5	218.8
Latin America and the Caribbean	166.3	152.2	102.1
Africa	24.4	21.6	14.2
Total gross premiums written	$3,624.5	$2,705.7	$1,878.3

The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s clients accounted for more than 3% of total gross premiums written. In 2003, the Company had one broker that accounted for 10% or more of its gross premiums written. This broker accounted for 17% of gross premiums written, which represented 20% of the gross premiums written of the U.S. Property and Casualty sub-segment, 18% of the gross premiums written of the Global (Non-U.S.) Property and Casualty sub-segment, 12% of the gross premiums written of the Worldwide Specialty sub-segment and 27% of the Life segment. In 2002, the Company had two brokers that accounted for 10% or more of its gross premiums written. One of them accounted for 14% of gross premiums written, which represented 20% of the gross premiums written of the U.S. Property and Casualty sub-segment, 13% of the gross premiums written of the Global (Non-U.S.) Property and Casualty sub-segment, 13% of the gross premiums written of the Worldwide Specialty sub-segment and 4% of the Life segment. The other broker accounted for 13% of gross premiums written, which represented 35% of the gross premiums written of U.S. Property and Casualty sub-segment, 2% of the gross premiums written of the Global (Non-U.S.) Property and Casualty sub-segment, 9% of the gross premiums written of the Worldwide Specialty sub-segment and 2% of the Life segment. In 2001, the Company had two brokers that accounted for 10% or more of its gross premiums written. One of them accounted for 17% of gross premiums written, which represented 36% of the gross premiums written of the U.S. Property and Casualty sub-segment, 7% of the gross premiums written of the Global (Non-U.S.) Property and Casualty sub-segment, 16% of the gross premiums written of the Worldwide Specialty sub-segment and less than 1% of the Life segment. The other broker accounted for 11%, which represented 13% of the gross premiums written of the U.S. Property and Casualty sub-segment, 9% of the gross premiums written of the Global (Non-U.S.) Property and Casualty sub-segment, 12% of the gross premiums written of the Worldwide Specialty sub-segment and 8% of the Life segment.

PartnerRe Annual Report 2003	97

PartnerRe Ltd.

Notes to Consolidated Financial Statements

19.	Unaudited Quarterly Financial Information

(in millions of U.S. dollars, except per share amounts)	2003 Fourth Quarter	Third Quarter	Second Quarter	First Quarter(1)	2002 Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Net premiums written	$772.5	$743.5	$838.9	$1,234.7	$697.5	$570.1	$563.3	$824.5
Net premiums earned	946.1	888.2	862.8	806.2	748.7	631.9	565.7	479.5
Net investment income	73.2	64.4	63.0	61.1	66.8	60.2	59.5	58.7
Net realized investment gains (losses)	19.0	12.0	15.6	40.1	6.6	0.8	(6.3)	(7.9)
Other income	12.1	3.9	2.9	2.3	2.2	1.5	1.3	0.7
Losses and loss expenses including life policy benefits	661.6	593.9	554.3	556.0	490.7	531.4	381.8	311.9
Acquisition costs and other expenses	267.6	260.6	259.7	221.0	238.5	177.9	160.3	140.9
Interest expense and net foreign exchange losses (gains)	3.3	6.0	(2.0)	(0.5)	1.2	2.5	5.7	6.8
Distribution related to Trust Preferred and Mandatorily Redeemable Preferred Securities	4.0	4.0	6.8	6.8	6.8	6.8	6.8	6.8
Income tax expense (benefit)	9.3	(12.9)	3.6	2.1	(1.3)	3.7	(1.0)	1.3
Net income (loss)	104.5	116.9	121.9	124.4	88.4	(27.9)	66.6	63.3
Preferred dividends	5.0	4.9	14.6	5.0	5.0	5.0	5.0	5.0
Net income (loss) available to Common Shareholders	$99.5	$112.0	$107.3	$119.4	$83.4	$(32.9)	$61.6	$58.3
Diluted net income (loss) per Common Share	$1.84	$2.08	$2.00	$2.22	$1.58	$(0.65)	$1.19	$1.13
Dividends declared per Common Share	$0.31	$0.31	$0.29	$0.29	$0.29	$0.29	$0.29	$0.28
Common Share price range
High	$58.05	$51.75	$58.65	$54.35	$54.38	$49.72	$56.90	$57.83
Low	51.13	47.51	49.80	45.00	42.95	40.36	48.01	48.39

(1)	The first quarter information has been restated to reflect the adoption of SFAS 148 (refer to Note 3(q)).

PartnerRe Annual Report 2003	98

Independent Auditors’ Report

To the Board of Directors and Shareholders of PartnerRe Ltd.:

We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and subsidiaries (“the Company”) as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of PartnerRe Ltd. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3(p) to the financial statements, the Company changed its method of accounting for derivative instruments and hedging activities on January 1, 2001, upon its adoption of newly issued Statement of Financial Accounting Standards (“SFAS”) No. 133 “Accounting for Derivative Instruments and Hedging Activities,” as amended; its method of accounting for goodwill on January 1, 2002, upon its adoption of newly issued SFAS No. 142 “Goodwill and Other Intangible Assets”; its method of accounting for its Mandatorily Redeemable Preferred Securities on July 1, 2003, upon its adoption of newly issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” and its method of accounting for its Trust Preferred Securities on December 31, 2003, upon its adoption of newly issued Financial Accounting Standards Board Interpretation No. 46 (revised December 2003) “Consolidation of Variable Interest Entities.”

/s/ Deloitte & Touche

Deloitte & Touche

Hamilton, Bermuda February 9, 2004

PartnerRe Annual Report 2003	99

Financial Reporting Responsibility

The Management of PartnerRe Ltd. is responsible for the integrity of the financial information included in this Annual Report and for ensuring that such information presents fairly the consolidated results of PartnerRe Ltd. The financial statements have been prepared in conformity with accounting principles that are generally accepted in the United States of America. The financial statements include amounts that are based on Management’s best estimates and judgments. The financial information presented elsewhere in this annual report is consistent with the financial statements.

The accounting systems and internal accounting controls of the Company are designed to provide reasonable assurance that transactions are executed in accordance with Management’s authorization, that the financial records are reliable for preparing financial statements and maintaining accountability for assets and that assets are safeguarded against losses from unauthorized use or disposition. Qualified staff throughout the Company maintain and monitor these internal accounting controls on an ongoing basis.

The Company strives to foster an ethical environment such that its affairs are conducted in accordance with the highest standards of business and personal conduct.

Deloitte & Touche, our independent auditors, have audited the financial statements of the Company, and their audit report is included on page 99. In this regard, in conducting their audits, the independent auditors have full access to all of the Company’s records and to each member of Management and the Audit Committee. Such audits are conducted in accordance with auditing standards generally accepted in the United States of America and include a review of internal controls, test of transactions and other auditing procedures as they believe are necessary to express an opinion on the Company’s financial statements.

The Audit Committee of the Board of Directors, which is composed solely of non-executive directors, oversees Management’s fulfillment of its financial reporting responsibilities. Audit Committee activities are discussed on page 101 in the Audit Committee Chairman’s Letter.

Patrick Thiele	Albert Benchimol
President and Chief Executive Officer	Chief Financial Officer

PartnerRe Annual Report 2003	100

Audit Committee Chairman’s Letter

The Audit Committee of the Board of Directors is composed entirely of non-executive directors. The Committee held eight meetings during 2003.

The Audit Committee oversees Management’s fulfillment of its financial reporting responsibilities and also oversees the system of internal controls established by Management. In fulfilling its responsibility, the Committee recommended to the Board of Directors, subject to shareholder approval, the selection of Deloitte & Touche as the Company’s independent auditors. The Audit Committee discussed with representatives from Deloitte & Touche the overall scope and specific plans for their audit, as well as other matters required by the Securities and Exchange Commission. The Audit Committee has reviewed Deloitte & Touche’s ability to act independently and has concluded that there are no auditor independence issues. The Committee has also discussed the Company’s financial statements and adequacy of the Company’s internal control structure.

The Committee met with Management and representatives of Deloitte & Touche to discuss financial reporting and auditing matters. Representatives from Deloitte & Touche are given the opportunity to meet with the Audit Committee to discuss, without Management present, the results of their audits, their evaluations of the Company’s internal controls and the overall quality of the Company’s financial reporting. Deloitte & Touche has access at all times to the Audit Committee.

Robert M. Baylis

Chairman, Audit Committee

Vito H. Baumgartner

Member, Audit Committee

Jan H. Holsboer

Member, Audit Committee

Rémy Sautter

Member, Audit Committee

Kevin Twomey

Member, Audit Committee

PartnerRe Annual Report 2003	101

Shareholder Information

Board of Directors

Chairman

John A. Rollwagen

Principal

Quatris Fund

USA

and Former Chairman and CEO

Cray Research Inc.

Patrick A. Thiele

President and Chief Executive Officer

PartnerRe Ltd.

Bermuda

Vito H. Baumgartner

Group President (Retired)

Caterpillar Inc.

United Kingdom

Robert M. Baylis

Vice Chairman (Retired)

CS First Boston

USA

Jan H. Holsboer

Executive Board Member (Retired)

ING Group

The Netherlands

Jean-Paul L. Montupet

Executive Vice President

and Advisory Director

Emerson Electric Co.

USA

Lucio Stanca

Minister of Innovation

and Technology

Italian Government

Italy

Rémy Sautter

Chairman and

Chief Executive Officer

RTL Radio

France

Kevin M. Twomey

President and

Chief Operating Officer

The St. Joe Company

USA

Dr. Jürgen Zech

Chairman (Retired)

Gerling-Konzern

Versicherungs Beteiligung – AG

Germany

Corporate Secretary

Christine Patton

General Counsel

PartnerRe Ltd.

Shareholders’ Meeting

The 2003 Annual General Meeting will be held on May 13, 2004, in Pembroke, Bermuda.

Independent Accountants

Deloitte & Touche

Church & Parliament Streets

Hamilton, Bermuda

Outside Counsel

Davis Polk & Wardwell

450 Lexington Avenue

New York, New York 10017

Appleby, Spurling & Kempe

Canon’s Court

22, Victoria Street

Hamilton HM 12

Bermuda

Market Information

The following PartnerRe shares (with their related symbols) are traded on the New York Stock Exchange:

Common shares               “PRE”

6.75% Series C Cumulative

    Preferred Shares          “PRE-PrC”

8% PEPS Units                “PRE-PrP”

    PartnerRe Capital Trust 1-

    7.9% Cumulative

    Preferred Shares              “PRE-PrT”

As of March 19, 2004, the approximate number of Common Shareholders was 15,000.

Stock Transfer and Dividend Agent

Equiserve Trust Company, N.A.

150 Royall Street

Canton, Massachusetts 02021

Additional Information

PartnerRe’s Annual Report on Form 10-K and PartnerRe’s 1934 Act filings, as filed with the Securities and Exchange Commission, are available at the corporate headquarters in Bermuda or on the company website at www.partnerre.com.

PartnerRe Annual Report 2003	106