Form 20-F
period 2016-12-31
PARTNERRE LTD
filed 2017-04-05
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-14536
___________________________________
PartnerRe Ltd.
(Exact name of registrant as specified in its charter)
______________________________________

Bermuda
(Jurisdiction of incorporation or organization)

90 Pitts Bay Road, Pembroke, Bermuda
(Address of principal executive offices)

Marc Wetherhill
Chief Legal Officer
90 Pitts Bay Road, Pembroke, HM 08, Bermuda Telephone: +1 441-292-0888, Email: marc.wetherhill@partnerre.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
_____________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
5.875% Series F Non-Cumulative Preferred Shares, $1.00 par value	New York Stock Exchange
6.50% Series G Cumulative Preferred Shares, $1.00 par value	New York Stock Exchange
7.25% Series H Cumulative Preferred Shares, $1.00 par value	New York Stock Exchange
5.875% Series I Non-Cumulative Preferred Shares, $1.00 par value	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares, par value $0.00000001
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer  ☐                Accelerated filer  ☐                     Non-accelerated filer  ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)    Yes  ☐    No  ☒

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. Selected Financial Data
The selected consolidated financial data of PartnerRe Ltd. (the Company or PartnerRe) below should be read in conjunction with the Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements in Item 18 and with other information contained in this report, including Operating and Financial Review and Prospects in Item 5 of this report.
The selected consolidated financial data for 2016, 2015, 2014, 2013 and 2012 (in millions of U.S. dollars) is as follows:

	For the years ended December 31,
Statement of Operations Data	2016	2015	2014	2013	2012
Net premiums earned	$4,970	$5,269	$5,609	$5,198	$4,486
Net investment income	411	450	480	484	571
Net realized and unrealized investment gains (losses)	26	(297)	372	(161)	494
Other income	15	9	16	17	12
Total revenues	$5,422	$5,431	$6,477	$5,538	$5,563
Net income	$447	$107	$1,068	$673	$1,135
Net income attributable to PartnerRe Ltd. common shareholders	$387	$47	$998	$597	$1,073

	At December 31,
Balance Sheet Data	2016	2015	2014	2013	2012
Total assets	$21,939	$21,406	$22,270	$23,038	$22,980
Total shareholders’ equity attributable to PartnerRe Ltd.	$6,688	$6,901	$7,049	$6,710	$6,933
Common shareholders’ equity	$5,984	$6,047	$6,195	$5,856	$6,040
As a result of the acquisition of the Company’s common shares by Exor N.V. (subsequently renamed EXOR Nederland N.V.) in March 2016, as described in Information on the Company in Item 4 of this report, all of the Company’s publicly traded common shares issued and outstanding and all treasury shares held were canceled and one common share of $1.00 par value was issued to Exor N.V. Subsequently, the Company subdivided the one common share into 100 million common shares of $0.00000001 par value each for a total share capital of $1.00. Accordingly, per share data is no longer meaningful and is no longer presented.

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Introduction
Managing risk effectively is paramount to our success, and our organization is built around intelligent risk assumptions and careful risk management, as evidenced by our development of the PartnerRe risk management framework, which provides an integrated approach to risk across the entire organization. We have identified what we believe reflects key significant risks to the organization, and, in turn, the common and preferred shareholders.
First, in order to achieve an appropriate growth in tangible book value over the reinsurance cycle, we believe we must be able to generate an appropriate operating return on average shareholders’ equity over the reinsurance cycle. Our ability to do that over a reinsurance cycle is dependent on our individual performance, but also on industry factors that impact the level of competition and the price of risk. The level of competition is determined by supply of and demand for capacity. Demand is determined by client buying behavior, which varies based on the client’s perception of the amount and volatility of risk, its financial capacity to bear it and the cost of risk transfer. Supply is determined by the existing reinsurance companies’ level of financial strength and the introduction of capacity from new start-ups or capital markets. Significant new capacity or significant reduction in demand will depress industry profitability until the supply/demand balance is redressed. Extended periods of imbalance could depress industry profitability to a point where we would fail to meet our targets.
Second, we knowingly expose ourselves to significant volatility in our net income. We create shareholder value by assuming risk from the insurance and capital markets. This exposes us to volatile earnings as untoward events happen to our clients and in the capital markets. Examples of potential large loss events include, without limitation:

•	Natural catastrophes such as hurricane, windstorm, flood, tornado, earthquake, etc.;

•	Man-made disasters such as terrorism;

•	Declines in the equity and fixed income markets;

•	Systemic increases in the frequency or severity of casualty losses; and

•	New mass tort actions or reemergence of old mass torts such as cases related to asbestosis.
We manage large loss events through evaluation processes, which are designed to enable proper pricing of these risks over time, but which do little to moderate short-term earnings volatility. The only effective tools to dampen earnings volatility are through diversification by building a portfolio of uncorrelated risks and through the purchase of retrocessional coverage to optimize a portfolio.
Third, we expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory capital. In particular, ten risk sources have been identified for which management has established key risk limits approved by the Board of Directors (Board). These ten risk sources and the related approved limits and actual limits deployed at December 31, 2016 and 2015 are presented in the Risk Management section below.
The following risks should be read in conjunction with the Safe Harbor Statement in Item 5.G of this report. Operating and Financial Review and Prospects and the Notes to the Consolidated Financial Statements in Item 18 of this report. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular business operations or segments, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated.
Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, the following factors should not be construed as a complete discussion of risks and uncertainties that may affect us.
As used in these Risk Factors, the terms “the Company”, “PartnerRe”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole. The terms EXOR and Exor Group relate the Company’s ultimate parent, Exor N.V. and its affiliated companies.

Risks Related to Our Company
The catastrophe business that we underwrite will result in volatility of our earnings.
Catastrophic losses result from events such as windstorms, hurricanes, tsunamis, earthquakes, floods, hailstorms, tornadoes, severe winter weather, fires, drought, explosions and other natural and man-made disasters, the incidence and severity of which are inherently unpredictable. Because catastrophe reinsurance accumulates large aggregate exposures to man-made and natural disasters, our loss experience in this line of business could be characterized as low frequency and high severity. This is likely to result in substantial volatility in our financial results for any fiscal quarter or year, and may result in a decline of our book value of common equity and limit our ability to make dividend payments and payments on our debt securities.
Notwithstanding our endeavors to manage our exposure to catastrophic and other large losses, the effect of a single catastrophic event or series of events affecting one or more geographic zones, or changes in the relative frequency or severity of catastrophic or other large loss events, could reduce our earnings and limit the funds available to make payments on future claims. The effect of an increase in frequency of mid-sized losses in any one reporting period affecting one or more geographic zones, such as an unusual level of hurricane activity, could also reduce our earnings. Should we incur more than one very large catastrophic loss, our ability to write future business may be adversely impacted if we are unable to replenish our capital.
By way of illustration, during the past five calendar years, the Company incurred the following pre-tax large catastrophic losses and large losses (defined as losses exceeding $35 million), net of any related reinstatement premiums, reinsurance and profit commissions (in millions of U.S. dollars):

Calendar year	Large catastrophic and large losses	Pre-tax $ loss
2016	Wildfires in Fort McMurray, Alberta, Canada (the Canadian Wildfires), hurricane Matthew that affected parts of the Caribbean and southeastern United States (Hurricane Matthew) and a Ghana energy loss	$156
2015	Series of explosions in the Port of Tianjin, China (the Tianjin Explosion)	$59
2014	—	$—
2013	Extensive flooding in Alberta, Canada in June 2013, the hailstorm that affected large parts of Germany in July 2013 and the floods that impacted large areas of Central Europe in June 2013	$142
2012	Superstorm Sandy and the U.S. drought (agriculture loss)	$318
We believe, and recent scientific studies have indicated, that the frequency of Atlantic basin hurricanes has increased and may change further in the future relative to the historical experience over the past 100 years. As a result of changing climate conditions, such as global warming, there may be increases in the frequency and severity of natural catastrophes and the losses that result from them. We monitor and adjust, as we believe appropriate, our risk management models to reflect our judgment of how to interpret current developments and information, such as these studies. We believe that factors including increases in the value and geographic concentration of insured property, particularly along coastal regions, the increasing risk of extreme weather events reflecting changes in climate and ocean temperatures, and the effects of inflation may continue to increase the severity of claims from catastrophic events in the future.
We could face unanticipated losses from man-made catastrophic events and these or other unanticipated losses could impair our financial condition and reduce our profitability.
We may have substantial exposure to unexpected, large losses resulting from future man-made catastrophic events, such as acts of terrorism, acts of war, nuclear accidents and political instability, or from other perils. Although we may attempt to exclude losses from terrorism and certain other similar risks from some coverage we write, we may continue to have exposure to such unforeseen or unpredictable events. This may be because, irrespective of the clarity and inclusiveness of policy language, there can be no assurance that a court or arbitration panel will not limit enforceability of policy language or otherwise issue a ruling adverse to us.
It is also difficult to predict the timing of such events with statistical certainty, or estimate the amount of loss any given occurrence will generate. Under U.S. GAAP, we are not permitted to establish reserves for potential losses associated with man-made or other catastrophic events until an event that may give rise to such losses occurs. If such an event were to occur, our reported income would decrease in the affected period. In particular, unforeseen large losses could reduce our profitability or impair our financial condition.

Given the inherent uncertainty of models, the usefulness of such models as a tool to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates, including probable maximum losses (PMLs), and our financial results may be adversely impacted, perhaps significantly.
In addition to our own proprietary catastrophe models, we use third-party vendor analytic and modeling capabilities to provide us with objective risk assessment relating to other risks in our reinsurance portfolio. We use these models to help us control risk accumulation and inform management and other stakeholders of capital requirements and to improve the risk/return profile. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters which might be deemed to impact certain of our coverages.
For example, catastrophe models that simulate loss estimates based on a set of assumptions are important tools used by us to estimate our PMLs. These assumptions address a number of factors that impact loss potential including, but not limited to, the characteristics of the natural catastrophe event; demand surge resulting from an event; the types, function, location and characteristics of exposed risks; susceptibility of exposed risks to damage from an event with specific characteristics; and the financial and contractual provisions of the reinsurance contracts that cover losses arising from an event. We run many model simulations in order to understand the impact of these assumptions on its catastrophe loss potential. Furthermore, there are risks associated with catastrophic events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into PML estimates that management must consider. These uncertainties can include, but are not limited to, the following:

•	The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);

•	The models may not accurately reflect the true frequency of events;

•	The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;

•	The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and

•
The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.

Our PMLs are selected after assessment of multiple third party vendor model output, internally constructed independent models, including the Company’s CatFocus® suite of models, and other qualitative and quantitative assessments by management, including assessments of exposure not typically modeled in vendor or internal models. Our methodology for estimating PMLs may differ from methods used by other companies and external parties given the various assumptions and judgments required to estimate a PML.
As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire reinsurance portfolio and specifically to estimate a PML, is subject to a high degree of uncertainty that could result in actual losses that are materially different from our PML estimates and our financial results may be adversely impacted, perhaps significantly.
Our net income may be volatile because certain Life products expose us to reserve and fair value liability changes that are directly affected by market and other factors and assumptions.
Our pricing and establishment of Life and Health reserves related to reserves for future policy benefits and valuation of life insurance and annuity products, including reinsurance programs, are based upon various assumptions, including but not limited to market changes, mortality rates, morbidity rates and policyholder behavior. The process of establishing reserves for future policy benefits relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods. Significant deviations in actual experience from assumptions used for pricing and for reserves for future policy benefits could have an adverse effect on the profitability of our products and our business.
Under reinsurance programs covering variable annuity guarantees we assume the risk of guaranteed minimum death benefits (GMDB). Our net income is directly impacted by changes in the reserves calculated in connection with the reinsurance of GMDB liabilities. Reported liabilities for GMDB reinsurance are determined using internal valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in credit markets, changes in the allocation of the investments underlying annuitant’s account values, and assumptions regarding future policyholder behavior. Adverse changes in market factors and policyholder behavior will have an impact on both life underwriting income and net income. When evaluating these risks, we expect to be compensated for taking both the risk of a cumulative long-term economic net loss, as well as the short-term accounting variations caused by these market movements. Therefore, we evaluate this business in terms of its long-term economic risk and reward. For further information see Business Overview—Reserves section in Item 4 of this report.

If actual losses exceed our estimated loss reserves, our net income and capital position will be reduced.
Our success depends upon our ability to accurately assess the risks associated with the businesses that we reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the contracts that we write. Loss reserves are estimates involving actuarial and statistical projections at a given time to reflect our expectation of the costs of the ultimate settlement and administration of claims. Although we use actuarial and computer models as well as historical reinsurance and insurance industry loss statistics, we also rely heavily on management’s experience and judgment to assist in the establishment of appropriate claims and claim expense reserves. Because of the many assumptions and estimates involved in establishing reserves, the reserving process is inherently uncertain. Our estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed as new or improved methodologies are developed, as loss trends and claims inflation impact future payments, or as current laws or interpretations thereof change.
Estimates of losses are based on, among other things, a review of potentially exposed contracts, information reported by and discussions with counterparties, and our estimate of losses related to those contracts and are subject to change as more information is reported and becomes available. Losses for casualty and liability lines often take a long time to be reported, and frequently can be impacted by lengthy, unpredictable litigation and by the inflation of loss costs over time. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. As a consequence, actual losses and loss expenses paid may deviate substantially from the reserve estimates reflected in our financial statements.
Although we did not operate prior to 1993, we assumed certain asbestos and environmental exposures through our acquisitions. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Certain of our subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies, which have in turn received claims asserting asbestos and environmental losses under primary insurance policies, in part reinsured by us. Such claims notices are often precautionary in nature and are generally unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in some of these notices, and the legal and tort environment that affects the development of claims reserves, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future.
In addition, the reserves that we have established may be inadequate. If ultimate losses and loss expenses exceed the reserves currently established, we will be required to increase loss reserves in the period in which we identify the deficiency to cover any such claims. As a result, even when losses are identified and reserves are established for any line of business, ultimate losses and loss expenses may deviate, perhaps substantially, from estimates reflected in loss reserves in our financial statements. Variations between our loss reserve estimates and actual emergence of losses could be material and could have a material adverse effect on our results of operations and financial condition.
Since we rely on a few reinsurance brokers for a large percentage of our business, loss of business provided by these brokers could reduce our premium volume and net income.
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2016, approximately 73% of our gross premiums written were produced through brokers. In 2016, we had two brokers that accounted for 44% of our gross premiums written. Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely, the ceding insurer may pay premiums to the broker, for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.

If we are significantly downgraded by rating agencies, our standing with brokers and customers could be negatively impacted and may adversely impact our results of operations.
Third-party rating agencies assess and rate the claims-paying ability and financial strength of insurers and reinsurers, such as the Company’s principal operating subsidiaries. These ratings are based upon criteria established by the rating agencies and have become an important factor in establishing our competitive position in the market. Insured, insurers, ceding insurers and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. These ratings are not an evaluation directed to investors of our preferred shares or debt securities, and are not a recommendation to buy, sell or hold our preferred shares or debt securities.
Our financial strength ratings are subject to periodic review as rating agencies evaluate us to confirm that we continue to meet their criteria for ratings assigned to us by them. Such ratings may be revised downward or revoked at the sole discretion of such ratings agencies in response to a variety of factors, including capital adequacy, management strategy, operating earnings and risk profile. In addition, from time to time, one or more rating agencies may effect changes in their capital models and rating methodologies that could have a detrimental impact on our ratings. It is also possible that rating agencies may in the future heighten the level of scrutiny they apply when analyzing companies in our industry, may increase the frequency and scope of their reviews, may request additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in their models for maintenance of certain rating levels. We can offer no assurances that our ratings will remain at their current levels.
If our ratings were significantly downgraded, our competitive position in the reinsurance industry may suffer, and it could result in a reduction in demand for our products. In addition, certain business that we write contains terms that give the ceding company or derivative counterparty the right to terminate cover and/or require collateral if our ratings are downgraded significantly.
See Liquidity and Capital Resources in Item 5 of this report for our current financial strength ratings. The status of any further changes to ratings or outlooks will depend on various factors.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, the Company may be reliant on the parent company, Exor N.V., to provide a further capital injection or contribution to the Company. However, all EXOR Group portfolio companies are managed independently and autonomously, hence no guarantee can be given that EXOR will provide any additional capital.
The exposure of our investments to interest rate, credit, and equity risk may limit our net income and may affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2016, we had net investment income of $411 million, which represented approximately 8% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $26 million during 2016, which are recognized in net income. While the Board has implemented what it believes to be prudent risk management and investment asset allocation practices, we are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
Interest rates are highly sensitive to many factors, including fiscal and monetary policies of major economies, inflation, economic and political conditions and other factors outside our control. Changes in interest rates can negatively affect us in two ways. In a declining interest rate environment, we will be required to invest our funds at lower rates, which would have a negative impact on investment income. We may be forced to liquidate investments prior to maturity at a loss in order to cover liabilities. In a rising interest rate environment, the market value of our fixed income portfolio may decline.

Our fixed maturity portfolio is primarily invested in high quality, investment grade securities. However, we invest a portion of the portfolio in securities that are below investment grade. We also invest a portion of our portfolio in other investments such as fixed income type mutual funds, notes receivable, loans receivable, private placement bond investments, derivative exposure assumed and other specialty asset classes. These securities generally pay a higher rate of interest and have a higher degree of credit or default risk. These securities may also be less liquid in times of economic weakness or market disruptions.
We also invest a portion of our portfolio in preferred and common stocks or equity-like securities. The value of these assets fluctuates with equity markets. In times of economic weakness, the market value and liquidity of these assets may decline, and may impact net income and capital. We use the term equity-like investments to describe our investments that have market risk characteristics similar to equities and are not investment grade fixed maturity securities. This category includes high-yield and convertible fixed maturity investments and private placement equity investments. Fluctuations in the fair value of our equity-like investments may reduce our income in any period or year and cause a reduction in our capital. Our equity risk has declined during 2016 due to a reduction in investments in equities from $444 million at December 31, 2015 to $39 million at December 31, 2016.
Foreign currency fluctuations may reduce our net income and our capital levels.
Through our multinational reinsurance operations, we conduct business in a variety of foreign (non-U.S.) currencies, the principal exposures being the Euro, British pound, Canadian dollar, Swiss Franc and Australian dollar. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates, which may be material. Our reporting currency is the U.S. dollar, and exchange rate fluctuations relative to the U.S. dollar may materially impact our results and financial position. We employ various strategies (including hedging) to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully hedged or the hedges are ineffective, our results or shareholders’ equity may be reduced by fluctuations in foreign currency exchange rates.
We may suffer losses due to defaults by others, including issuers of investment securities, reinsurance and derivative counterparties.
Issuers or borrowers whose securities we hold, reinsurers, clearing agents, clearing houses, derivative instrument counterparties and other financial intermediaries may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Even if we are entitled to collateral when a counterparty defaults, such collateral may be illiquid or proceeds from such collateral when liquidated may not be sufficient to recover the full amount of the obligation. All or any of these types of default could have a material adverse effect on our results of operations, financial condition and liquidity.
We may be adversely affected if Colisée Re, AXA or their affiliates fail to honor their obligations to Paris Re or its clients.
As part of the AXA Acquisition, PARIS RE Holdings Limited (Paris Re) entered into the 2006 Acquisition Agreements. See Liquidity and Capital Resources—Non-life and Life and Health Reserves —Reserve Agreement and Funds Held-Directly Managed Account in Item 5 of this report.
Pursuant to the Quota Share Retrocession Agreement, the benefits and risks of Colisée Re’s reinsurance agreements were ceded to Paris Re France, which is now Partner Reinsurance Europe SE (PartnerRe Europe), but Colisée Re (formerly known as AXA RE), a subsidiary of AXA SA (AXA), remains both the legal counterparty for all such reinsurance contracts and the legal holder of the assets relating to such reserves.
Under the Run Off Services and Management Agreement, PartnerRe Europe has agreed that AXA Liabilities Managers (AXA LM) will manage claims arising from all reinsurance and retrocession contracts subject to the Reserve Agreement. If AXA LM does not take into account PartnerRe Europe’s commercial concerns in the context of PartnerRe Europe’s on-going business relations with the relevant ceding companies and retrocessionaires, our ability to renew reinsurance and retrocession contracts with them may be adversely affected.
There can be no assurance that our business activities, financial condition, results or future prospects may not be adversely affected in spite of the existence of the 2006 Acquisition Agreements. In general, if AXA or its affiliates breach or do not satisfy their obligations under the 2006 Acquisition Agreements (potentially as a result of insolvency or inability or unwillingness to make payments under the terms of the 2006 Acquisition Agreements), we could be materially adversely affected.
Our debt, credit and International Swap Dealers Association (ISDA) agreements may limit our financial and operational flexibility, which may affect our ability to conduct our business.
We have incurred indebtedness, and may incur additional indebtedness in the future. Additionally, we have entered into credit facilities and ISDA agreements with various institutions. Under these credit facilities, the institutions provide revolving lines of credit to us and our major operating subsidiaries and issue letters of credit to our clients in the ordinary course of business.

The agreements relating to our debt, credit facilities and ISDA agreements contain various covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. Some of these agreements also require us to maintain specified ratings and financial ratios, including a minimum net worth covenant. If we fail to comply with these covenants or meet required financial ratios, the lenders or counterparties under these agreements could declare a default and demand immediate repayment of all amounts owed to them.
If we are in default under the terms of these agreements, then we would also be restricted in our ability to declare or pay any dividends, redeem, purchase or acquire any shares or make a liquidation payment.
If any one of the financial institutions that we use in our operations, including those that participate in our credit facilities, fails or is otherwise unable to meet their commitments, we could incur substantial losses and reduced liquidity.
We maintain cash balances significantly in excess of the U.S. Federal Deposit Insurance Corporation insurance limits at various depository institutions. We also have funding commitments from a number of banks and financial institutions that participate in our credit facilities. See Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management—Credit Agreements in Item 5 of this report. Access to funds under these existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding requirements. Those banks may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time, and we might be forced to replace credit sources in a difficult market. If we cannot obtain adequate financing or sources of credit on favorable terms, or at all, our business, operating results and financial condition could be adversely impacted.
Operational risks, including human or systems failures, are inherent in our business.
Operational risks and losses can result from many sources including fraud, errors by employees, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements or information technology failures.
We believe our modeling, underwriting and information technology and application systems are critical to our business and reputation. Moreover, our technology and applications have been an important part of our underwriting process and our ability to compete successfully. Such technology is and will continue to be a very important part of our underwriting process. We have also licensed certain systems and data from third parties. We cannot be certain that we will have access to these, or comparable service providers, or that our technology or applications will continue to operate as intended. In addition, we cannot be certain that we would be able to replace these service providers or consultants without slowing our underwriting response time. A major defect or failure in our internal controls or information technology and application systems could result in management distraction, harm to our reputation, a loss or delay of revenues or increased expense.
Cybersecurity events could disrupt business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.
We are dependent upon the effective functioning and availability of our information technology and application systems platforms. These platforms include, but are not limited to, our proprietary software programs such as catastrophe models as well as those licensed from third-party vendors including analytic and modeling systems. We rely on the security of such platforms for the secure processing, storage and transmission of confidential information. Examples of significant cybersecurity events are unauthorized access, computer viruses, deceptive communications (phishing), malware or other malicious code or cyber attack, catastrophic events, system failures and disruptions and other events that could have security consequences (each, a Cybersecurity Event). A Cybersecurity Event could materially impact our ability to adequately price products and services, establish reserves, provide efficient and secure services to our clients, brokers, vendors and regulators, value our investments and to timely and accurately report our financial results. Although we have implemented controls and have taken protective measures to reduce the risk of Cybersecurity Events, we cannot reasonably anticipate or prevent rapidly evolving types of cyber attacks and such measures may be insufficient to prevent a Cybersecurity Event. Cybersecurity Events could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.
The loss of key management personnel could adversely affect us.
Our success has depended, and will continue to depend, partly upon our ability to attract and retain executive officers. If any of these executives ceased to continue in his or her present role, we could be adversely affected.
We believe there are only a limited number of available qualified executives in the business lines in which we compete. Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified executive officers, underwriters and other key personnel. The skills, experience and knowledge of the reinsurance industry of our management team constitute important competitive strengths. If some or all of these managers leave their positions, and even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.
We may be adversely impacted by inflation.
Deficit spending by governments in the Company’s major markets and monetary stimulus provided by central banks exposes the Company to a heightened risk of inflation. We monitor the risk that the principal markets in which we operate could experience increased inflationary conditions, which would, among other things, cause policyholder loss costs to increase, and impact the performance of our investment portfolio. Inflation related to medical costs, construction costs and tort issues in particular impact the property and casualty industry, and broader market inflation has the potential risk of increasing overall loss costs. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.
Risks Related to Our Industry
Our profitability is affected by the cyclical nature of the reinsurance industry.
Historically, the reinsurance industry has experienced significant fluctuations in operating results due to competition, levels of available capacity, trends in cash flows and losses, general economic conditions and other factors. Demand for reinsurance is influenced significantly by underwriting results of primary insurers, including catastrophe losses, and prevailing general economic conditions. The supply of reinsurance is related directly to prevailing prices and levels of capacity that, in turn, may fluctuate in response to changes in rates of return on investments being realized in the reinsurance industry. If any of these factors were to result in a decline in the demand for reinsurance or an overall increase in reinsurance capacity, our profitability could be impacted. In recent years, we have experienced a generally softening market cycle, with increased competition, surplus underwriting capacity, deteriorating rates and less favorable terms and conditions all having an impact on our ability to write business.
Currently, the Company is facing a challenging and limited growth environment, which is driven by price decreases in most markets and lines of business, reflecting increased competition and excess capacity in the industry, cedants choosing to utilize fewer reinsurers by consolidating their reinsurance panels, relatively low loss experience and a prolonged period of low interest rates, which has impacted our investment portfolio.
We anticipate that competition and pricing pressure may adversely affect our profitability and results of operations in future periods, and the impact may be material.
We operate in a highly competitive environment.
The reinsurance industry is highly competitive and we compete with a number of worldwide reinsurance companies, including, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (Munich Re), Swiss Re Ltd. (Swiss Re), Hannover Rück SE (Hannover Re), SCOR SE, Transatlantic Reinsurance Company Inc. (Transatlantic), General Reinsurance Corporation (GenRe), Reinsurance Group of America, Incorporated, Everest Re Group, Ltd. (Everest Re), RenaissanceRe Holdings Ltd. (RenRe), and Validus Holdings, Ltd. (Validus).
The lack of strong barriers to entry into the reinsurance business means that we may also compete with new companies that may be formed to enter the insurance and reinsurance markets. In addition, we may experience increased competition as a result of the consolidation in the reinsurance industry. These consolidated entities may try to use their enhanced market power to negotiate price reductions for our products and services and/or obtain a larger market share through increased line sizes.
Competition in the types of reinsurance that we underwrite is based on many factors, including the perceived and relative financial strength, pricing and other terms and conditions, services provided, ratings assigned by independent rating agencies, speed of claims payment, geographic scope of business, client and broker relationships, reputation and experience in the lines of business to be written. If competitive pressures reduce our prices, we would expect to write less business. In addition, competition for customers would become more intense and we could incur additional expenses relating to customer acquisition and retention, further reducing our operating margins.
Further, insurance-linked securities, derivatives and other non-traditional risk transfer mechanisms and alternative vehicles are being developed and offered by other parties, which could impact the demand for traditional insurance or reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. New competition from these developments could cause the demand for reinsurance to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on our growth and profitability. As a result of new and alternative capital inflows into the industry and cedants retaining more business, there is an excess supply of reinsurance capital which is also driving pricing lower and putting pressure on terms and conditions.

All of the above factors may adversely affect our profitability and results of operations in future periods, the impact of which may be material, and may adversely affect our ability to successfully execute our strategy as a global diversified reinsurance company.
Legal and Regulatory Risks
Political, regulatory, governmental and industry initiatives could adversely affect our business.
Our reinsurance operations are subject to extensive laws and regulations that are administered and enforced by a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Our businesses in each jurisdiction are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds.
Some of these authorities regularly consider enhanced or new regulatory requirements intended to prevent future crises or otherwise assure the stability of institutions under their supervision. These authorities may also seek to exercise their supervisory authority in new and more robust ways, and new regulators could become authorized to oversee parts of our business.
It is not possible to predict all future impacts of these types of changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which, in turn, could affect our results of operations, financial condition and liquidity. Our material subsidiaries’ regulatory environments are described in detail in Business Overview—Regulation in Item 4 of this report. Regulations relating to each of our material subsidiaries may in effect restrict each of those subsidiaries’ ability to write new business, to make certain investments and to distribute funds or assets to us.
Recent government intervention and the possibility of future government intervention have created uncertainty in the insurance and reinsurance markets. Government regulators are generally concerned with the protection of policyholders to the exclusion of other interested parties, including shareholders of reinsurers. We believe it is likely there will continue to be increased regulation of, and other forms of government participation in, our industry in the future, which could adversely affect our business by, among other things:

•	Providing reinsurance capacity in markets and to clients that we target or requiring our participation in industry pools and guaranty associations;

•	Further restricting our operational or capital flexibility;

•	Expanding the scope of coverage under existing policies;

•	Regulating the terms of reinsurance policies; or

•	Disproportionately benefiting the companies domiciled in one country over those domiciled in another.
The insurance industry is also affected by political, judicial and legal developments that may create new and expanded theories of liability, which may result in unexpected claim frequency and severity and delays or cancellations of reinsurance products and services we provide, which could adversely affect our business.
U.S. regulatory changes may adversely impact our business.
It is not possible to predict whether U.S. legislation, rules or regulatory changes will be adopted or enacted in the future or what impact, if any, such legislation, rules or changes could have on our business, financial condition or results of operations.
Compliance with these new laws and regulations may result in additional costs which may adversely impact our results of operations, financial condition and liquidity.

Legislative and regulatory activity in healthcare may affect our profitability as a provider of accident and health reinsurance benefit products.
We derive revenues from the provision of accident and health premiums in the U.S., by providing reinsurance to institutions that participate in the U.S. healthcare delivery infrastructure. Changes in U.S. healthcare legislation, specifically the Patient Protection and Affordable Care Act of 2010 (the Healthcare Act), have made significant changes to the regulation of health insurance and may negatively affect our healthcare liability business including, but not limited to, the healthcare delivery system and the healthcare cost reimbursement structure in the U.S. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. It is difficult to predict the effect that the Healthcare Act, or any regulatory pronouncement made thereunder, will have on its results of operations or financial condition. Additionally, future healthcare proposals could include tort reform provisions under which plaintiffs would be restricted in their ability to bring suit against healthcare providers, which could negatively impact the demand for our healthcare liability products. Any material changes in how healthcare providers insure their malpractice liability risks could have a material adverse effect on our results of operations.
Legal and enforcement activities relating to the insurance industry could affect our business and our industry.
The insurance industry has experienced substantial volatility as a result of litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry.
These investigations have resulted in changes in the insurance and reinsurance markets and industry business practices. While at this time, none of these changes have caused an adverse effect on our business, we are unable to predict the potential effects, if any, that future investigations may have upon our industry. As noted above, because we frequently assume the credit risk of the counterparties with whom we do business throughout our insurance and reinsurance operations, our results of operations could be adversely affected if the credit quality of these counterparties is severely impacted by investigations in the reinsurance or insurance industry or by changes to industry practices.
Emerging claim and coverage issues could adversely affect our business.
Unanticipated developments in the law, as well as changes in social and environmental conditions could potentially result in unexpected claims for coverage under our reinsurance and other contracts. These developments and changes may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. With respect to our casualty businesses, these legal, social and environmental changes may not become apparent until sometime after their occurrence. Our exposure to these uncertainties could be exacerbated by an increase in insurance and reinsurance contract disputes, arbitration and litigation.
The full effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict. As a result, the full extent of our liability under our coverages, and in particular, our casualty reinsurance contracts, may not be known for many years after a contract is issued.
The reinsurance industry is also affected by political, judicial and legal developments that may create new and expanded theories of liability, which may result in unexpected claim frequency and severity and delays or cancellations of products and services we provide, which could adversely affect our business.
Our international business is subject to applicable laws and regulations relating to sanctions, foreign corrupt practices and money laundering, the violation of which could adversely affect our operations.
Our activities are subject to applicable economic and trade sanctions, anti-bribery and money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the European Community (EU), among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, it is possible that we, or an employee or agent acting on our behalf could fail to comply with applicable laws and regulations as interpreted by the relevant authorities and, given the complex nature of the risks, it may not always be possible for us to attain compliance with such laws and regulations. The implementation of the Joint Comprehensive Plan of Action, and the resulting divergence of regulatory requirements between U.S. and EU entities and persons regarding business with Iran, has increased these risks. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, and damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.

Our international business is subject to applicable laws and regulations relating to data privacy, the changes or the violation of which could affect our operations.
Regulatory authorities around the world are considering a number of legislative and regulatory proposals concerning data protection. In addition, the interpretation and application of data protection laws in the U.S., Europe and elsewhere are often uncertain and in flux. It is possible that these laws may be interpreted and applied in a manner that is inconsistent with our data practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.
As a group operating worldwide, we strive to comply with all applicable data protection laws and regulations. It is however possible that we fail to comply with applicable laws and regulations. The failure or perceived failure to comply may result in inquiries and other proceedings or actions against us by government entities or others, or could cause us to lose clients which could potentially have an adverse effect on our business.
Changes in current accounting practices and future pronouncements may materially impact our reported financial results.

Developments in accounting practices may require considerable additional time and cost to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements may be significant. The impact may affect the results of our operations, including among other things, the calculation of net income, and may affect our financial position, including among other things, the calculation of unpaid losses and loss expenses, policy benefits for life and annuity contracts and total shareholders’ equity. In particular, recent guidance and ongoing projects put in place by standard setters globally have indicated a move away from the current insurance accounting models toward more “fair value” based models which could introduce significant volatility in the earnings of reinsurance industry participants for certain significant accounts not already at fair value, such as reserves and debt.
Risks Related to Our Preferred Shares
We are a holding company, and if our subsidiaries do not make dividend and other payments to us, we may not be able to pay dividends or make payments on our preferred shares and other obligations.
We are a holding company with no operations or significant assets other than the capital stock of our subsidiaries and other intercompany balances. We have cash outflows in the form of other expenses and dividends to both common and preferred shareholders. We rely primarily on cash dividends and payments from our subsidiaries to meet our cash outflows. We expect future dividends and other permitted payments from our subsidiaries to be the principal source of funds to pay expenses and dividends. The ability of our subsidiaries to pay dividends or to advance or repay funds to us is subject to general economic, financial, competitive, regulatory and other factors beyond our control. In particular, the payment of dividends by our reinsurance subsidiaries is limited under Bermuda and Irish laws and certain statutes of various U.S. states in which our U.S. subsidiaries are licensed to transact business and include minimum solvency and liquidity thresholds. As of December 31, 2016, there were no significant restrictions on the payment of dividends by the Company’s subsidiaries that would limit the Company’s ability to pay preferred shareholders’ dividends and its corporate expenses. However, in 2016, EXOR S.p.A. and the Company agreed, as part of the terms of the preferred share exchange (see Note 11 to the Consolidated Financial Statements in Item 18 of this report), that the payment of dividends on common shares be restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. In addition, as a condition of the acquisition by Exor N.V., Partner Reinsurance Company of the U.S. and PartnerRe America Insurance Company committed that it would not take any action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the New York State Department of Financial Services and the Delaware Commissioner of Insurance, respectively. At December 31, 2016, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for certain regulatory and statutory restrictions on dividend payments applicable to our reinsurance subsidiaries (see Note 13 to the Consolidated Financial Statements in Item 18 of this report for a description of these restrictions). Because we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Our controlling shareholder owns a significant majority of our common shares, and its interest may differ from the interests of our preferred shareholders.
EXOR beneficially owns a significant majority of the outstanding common shares of the Company. As a result, EXOR has power to elect our directors and to determine the outcome of any action requiring shareholder approval. EXOR’s interests may differ from the interests of the holders of our preferred shares and, given EXOR’s majority controlling interest in the Company, circumstances may arise under which EXOR will exercise its control in a manner that is not favorable to the interests of the holders of the preferred shares.

Preferred shareholders may encounter difficulties in service of process and enforcement of judgments against us in the United States.
We are a Bermuda company and some of our directors and officers are residents of various jurisdictions outside the U.S. All, or a substantial portion, of the assets of our officers and directors and of our assets are or may be located in jurisdictions outside the U.S. Although we have appointed an agent and irrevocably agreed that the agent may be served with process in New York with respect to actions against us arising out of violations of the U.S. Federal securities laws in any Federal or state court in the U.S., it could be difficult for investors to effect service of process within the U.S. on our directors and officers who reside outside the U.S. It could also be difficult for investors to enforce against us or our directors and officers judgments of a U.S. court predicated upon civil liability provisions of U.S. Federal securities laws.
There is no treaty in force between the U.S. and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a U.S. judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. Federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda law and not U.S. law.
In addition to and irrespective of jurisdictional issues, Bermuda courts will not enforce a U.S. Federal securities law that is either penal or contrary to public policy. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity will not be entered by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. Federal securities laws, would not be available under Bermuda law or enforceable in Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim can be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. Federal securities laws because these laws have no extra jurisdictional effect under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.
Taxation Risks
Changes in our effective income tax rate could affect our results of operations.
Our effective income tax rate could be adversely affected in the future by net income being lower than anticipated in jurisdictions where we have a relatively lower statutory tax rate and net income being higher than anticipated in jurisdictions where we have a relatively higher statutory tax rate, or by changes in corporate tax rates and tax regulations in any of the jurisdictions in which we operate. We are subject to regular audit by tax authorities in the various jurisdictions in which we operate. Any adverse outcome of such an audit could have an adverse effect on our net income, effective income tax rate and financial condition.
In addition, the determination of our provisions for income taxes requires significant judgment, and the ultimate tax determination related to some tax positions taken is uncertain. Although we believe our provisions are reasonable, the ultimate tax outcome may differ from the amounts recorded in our consolidated financial statements and may materially affect our net income and effective income tax rate in the period such determination is made.
If our non-U.S. operations become subject to U.S. income taxation, our net income will decrease.
We believe that we and our non-U.S. subsidiaries (other than business sourced by PartnerRe Europe through PartnerRe Miami Inc. (PartnerRe Miami) and PartnerRe Connecticut Inc. (PartnerRe Connecticut)) have operated, and will continue to operate, our respective businesses in a manner that will not cause us to be viewed as engaged in a trade or business in the U.S. and, on this basis, we do not expect that either we or our non-U.S. subsidiaries will be required to pay U.S. corporate income taxes (other than potential withholding taxes on certain types of U.S. source passive income) or branch profits taxes. Because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., the IRS may contend that either we or our non-U.S. subsidiaries are engaged in a trade or business in the U.S. In addition, legislation regarding the scope of non-U.S. entities and operations subject to U.S. income tax has been proposed in the past, and may be proposed again in the future. If either we or our non-U.S. subsidiaries are subject to U.S. income tax, our shareholders’ equity and net income will be reduced by the amount of such taxes, which might be material.

The Organisation for Economic Co-operation and Development’s (OECD) initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance.
The OECD has published reports and launched a global initiative among member and non-member countries on measures to limit harmful tax competition, known as the Base Erosion and Profit Shifting (BEPS) project. On June 21, 2016, the EU’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the EU. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. We expect that countries may change their tax laws in response to this project, and several countries have already changed or proposed changes to their tax laws. Changes to tax laws and additional reporting requirements could increase the complexity, burden and cost of doing business with our Bermuda companies and/or subject our Bermuda companies to increased tax and compliance burdens.
U.S. tax reform proposals could decrease the demand for our services, increase taxes payable by our U.S. reinsurance subsidiary, or otherwise adversely affect us.
New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted that could result in increased tax expenditures in the future. In June of 2016, House Republicans issued a policy paper (the Blueprint) setting forth certain proposals for significant tax reforms. President Trump also issued a high-level outline of his tax reform plan during his campaign that is consistent with the Blueprint in many respects. The most significant part of the Blueprint relates to border tax adjustments. If border tax adjustments were to be applied to the reinsurance industry, a U.S. company purchasing offshore reinsurance may not be allowed to deduct the expense of the premium in computing its taxable income. As such, the purchase of offshore reinsurance may become less efficient for any U.S. company. If such proposed legislation were to become law, it could have an adverse effect on our business, financial condition and results of operations.
Further, currently, our U.S. reinsurance subsidiary retrocedes or may retrocede a portion of its U.S. business to our non-U.S. reinsurance subsidiaries and is generally entitled to deductions for premiums paid for such retrocessions. Proposed legislation has been introduced that if enacted would impose a limitation on such deductions, which could result in increased U.S. tax on this business and decreased net income. It is not possible to predict whether this or similar legislation may be enacted in the future. In addition, it is possible that other legislative proposals could be introduced in the future that could have an adverse impact on us or our shareholders.
U.S. tax law changes could reduce demand for insurance products, which could adversely affect our business, financial condition and results of operations.
Under the U.S. Internal Revenue Code, income tax payable by policyholders on investment earnings is deferred during the accumulation period of some life insurance and annuity products. To the extent that the U.S. Internal Revenue Code is revised to reduce benefits associated with the tax-deferred status of life insurance and annuity products (for example, by reducing individual income tax rates) or to increase the tax-deferred status of competing products, all life insurance companies would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, by the surrenders or existing annuity contracts and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. The estate tax provisions of the U.S. Internal Revenue Code have been revised frequently in the past. If Congress adopts legislation in the future to reduce or eliminate the estate tax, our U.S. life insurance company customers could face reduced demand for some of their life insurance products, which in turn could negatively affect our reinsurance business. We cannot predict whether any tax legislation impacting corporate taxes or insurance products will be enacted, what the specific terms of any such legislation will be or whether any such legislation would have a material adverse effect on our business, financial condition and results of operations.

Risk Management
In the reinsurance industry, the core of the business model is the assumption and management of risk. A key challenge is to create total shareholder value through the intelligent and optimal assumption and management of reinsurance and investment risks while limiting and mitigating those risks that can destroy tangible as well as intangible value, those risks for which the organization is not sufficiently compensated, and those risks that could threaten the ability of the Company to achieve its objectives. While many companies start with a return goal, the Company starts with a capital-based risk appetite and then looks for risks that meet its return targets within that framework. Management believes that this construct allows the Company to balance the cedants’ need for certainty of claims payment with the common shareholder’s and preferred shareholders’ need for an adequate total return.
All business decisions entail a risk/return trade-off, and these decisions are applicable to the Company’s risks. In the context of assumed business risks, this requires an accurate evaluation of risks to be assumed, and a determination of the appropriate economic returns required as fair compensation for such risks. In the context of other than voluntarily assumed business risks, the decision relates to comparing the probability and potential severity of a risk event against the costs of risk mitigation strategies. In many cases, the potential impact of a risk event is so severe as to warrant significant, and potentially expensive, risk mitigation strategies. In other cases, the probability and potential severity of a risk does not warrant extensive risk mitigation.
Successful risk management is the foundation of the Company’s value proposition, with diversification of risks at the core of its risk management strategy. The Company’s ability to succeed in risk assumption and business management is dependent on its ability to accurately analyze and quantify risk, to understand volatility and how risks aggregate or correlate, and to establish the appropriate capital requirements and limits for the risks assumed. All risks, whether they are reinsurance-related risks or capital market risks, are managed by the Company within an integrated framework of policies and processes to ensure the intelligent and consistent evaluation and valuation of risk, and to ultimately provide an appropriate return to shareholders.
The Company’s results are primarily determined by how well the Company understands, prices and manages assumed risk. Management also believes that every organization faces numerous risks that could threaten the successful achievement of a company’s goals and objectives. These include all factors which can be viewed as either strategic, financial or operational risks that are common to any industry, such as choice of strategy and markets, economic and business cycles, competition, changes in regulation, data quality and security, fraud, business interruption and management continuity. See Risk Factors above.
The Company has a clearly defined governance structure for risk management. Executive Management and the Board are responsible for setting the overall vision and goals of the Company, which include the Company’s risk appetite and return expectations. The Company’s risk framework, including key risk policies, is recommended by Executive Management and approved by the Board. Each of the Company’s risk policies relates to a specific risk and describes the Company’s approach to risk management, defines roles and responsibilities relating to the assumption, mitigation, and control processes for that risk, and an escalation process for exceptions. Key policies are established by the Chief Executive Officer (CEO) and operating policies and risk controls at the next level down are established by Business Unit and Support Unit management as appropriate. Risk management policies and processes are coordinated by Group Risk Management and compliance is verified by Internal Audit on a periodic basis. The results of audits are monitored by the Audit Committee of the Board.
The Company utilizes a multi-level risk management structure, whereby critical exposure limits, return requirement guidelines, capital at risk and key policies are established by the Executive Management and Board, but day-to-day execution of risk assumption activities and related risk mitigation strategies are delegated to the Business Units and Support Units. Reporting on risk management activities is integrated within the Company’s annual planning process, quarterly operations reports, periodic reports on exposures and large losses, and presentations to the Executive Management and Board. Individual Business Units and Support Units employ, and are responsible for reporting on, operating risk management procedures and controls, while Internal Audit periodically evaluates the effectiveness of such procedures and controls.
Strategic Risks
Strategic risks are discussed and agreed to between the CEO and the Board, and managed by the CEO, and include the direction and governance of the Company, as well as its response to key external factors faced by the reinsurance industry, such as changes in cedants’ risk retention behavior, regulation, competitive structure, and macroeconomic, legal and social trends. Management considers that strong governance procedures, including a robust system of processes and internal controls are appropriate to manage risks related to its reputation and risks related to new initiatives, including acquisitions, new products or markets. The Company seeks to preserve its reputation through high professional and ethical standards and manages the impact of identified risks through the adoption and implementation of a sound and comprehensive assumed risk framework.
Assumed Risks
Central to the Company’s assumed risk framework is its risk appetite. The Company’s risk appetite is a statement of how much and how often the Company will tolerate economic losses during an annual period. The Company’s risk appetite is expressed as the maximum economic loss that the Board is willing to incur based on various modeled probability return periods. The Company’s risk appetite is approved by the Board on an annual basis. Definitions for the maximum economic loss and available economic capital are as follows:
Economic Loss. The Company defines an economic loss as a decrease in the Company’s economic value, which is defined as common shareholder’s equity attributable to PartnerRe Ltd. plus the “time value of money” discount of the Non-life reserves that is not recognized in the consolidated financial statements in accordance with U.S. GAAP, net of tax, plus the embedded value of the Life portfolio that is not recognized in the consolidated financial statements in accordance with U.S. GAAP, net of tax, less goodwill and intangible assets, net of tax.
Available Economic Capital. The Company defines economic capital as the economic value, as defined above, plus preferred shareholders’ equity and the carrying value of debt recognized in the consolidated financial statements in accordance with U.S. GAAP.
The Maximum Economic Loss. The maximum economic loss is a loss expressed as a percentage of economic capital under various modeled probability return periods.
The Company manages exposure levels from multiple risk sources to provide reasonable assurance that modeled operating or economic losses are contained within the risk appetite approved by the Board. The Company utilizes an internal model to evaluate capital at risk levels and compliance with the Company’s risk appetite. The results of the Company’s assessment of capital at risk levels in relation to the risk appetite are reported to the Board on a periodic basis.
To mitigate the chance of operating losses and economic losses exceeding the risk appetite, the Company relies upon diversification of risk sources and risk limits to manage exposures. Diversification enables losses from one risk source to be offset by profits from other risk sources so that the chance of overall losses exceeding the Company’s risk appetite is reduced. However, if multiple losses from multiple risk sources occur within the same year, there is the potential that operating and economic losses can exceed the risk appetite. In addition, there is the chance that the Company’s internal assessment of capital at risk for a single source of risk or for multiple sources of risk proves insufficient resulting in actual losses exceeding the Company’s risk appetite. To reduce the chance of either of these unfavorable outcomes, the Company uses risk limits to minimize the chance that losses from a single risk source or from multiple risk sources will cause operating losses and economic losses to exceed the Company’s risk appetite, and embeds correlations within its internal model to capture the possibility of multiple losses from multiple risk sources.
The Company establishes key risk limits net of any reinsurance/retrocession for any risk source deemed by management to have the potential to cause operating losses or economic losses greater than the Company’s risk appetite. The Company may also establish risk limits for any risk source deemed to have the possibility of causing reputational damage. The Board approves the key risk limits. Executive, Business and Support Unit Management may set additional specific and aggregate risk limits within the key risk limits approved by the Board. The actual level of risk is dependent on current market conditions and the need for balance in the Company’s portfolio of risks. On a periodic basis, management reviews and reports to the Board the actual limits deployed against the approved limits.
Individual Business and Support Units manage assumed risks, subject to the appetite, principles and limits approved by the Board and policies established by Executive and Business Unit Management. At an operational level, Business and Support Units manage assumed risk through risk mitigation strategies including strong processes, technical risk assessment and collaboration among different groups of professionals who each contribute a particular area of expertise.

Management established key risk limits that are approved by the Board for ten risk sources. The approved limits and the actual limits deployed at December 31, 2016 and 2015 were as follows (in billions of U.S. dollars, except interest rate risk data):

	December 31, 2016		December 31, 2015
	Limit approved(2)	Actual deployed(2)	Limit approved(2)	Actual deployed(2)
Natural Catastrophe Risk	$2.3	$1.4	$2.3	$1.3
Long-Tail Reinsurance Risk	$1.2	$0.8	$1.2	$0.8
Market Risk	$3.4	$1.4	$3.4	$2.0
Equity and equity-like sublimit	$2.8	$1.1	$2.8	$1.4
Interest Rate Risk (duration)—excess fixed income investment portfolio(1)	6.0 years	4.4 years	6.0 years	3.0 years
Default and Credit Spread Risk	$9.5	$5.6	$9.5	$5.6
Trade Credit Risk	$0.9	$0.6	$0.9	$0.6
Longevity Risk	$2.0	$1.5	$2.0	$1.5
Pandemic Risk	$1.3	$0.7	$1.3	$0.6
Agriculture Risk	$0.3	$0.1	$0.3	$0.1
Mortgage Reinsurance Risk	$1.0	$0.8	$1.0	$0.6
Any one country sub-limit	$0.8	$0.7	$0.8	$0.5

(1)
The excess fixed income investment portfolio relates to fixed income securities included in the Company’s capital funds, which are in excess of those included in the Company’s liability funds and which support the net reinsurance liabilities. See capital and liability funds defined and described further in Liquidity and Capital Resources—Investments in Item 5 of this report.

(2)	The limits approved and the actual limits deployed in the table above are shown net of retrocession.
Natural Catastrophe Risk
The Company defines this risk as the risk that the aggregate losses from natural perils materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. The Company considers both catastrophe losses due to a single large event and catastrophe losses that would occur from multiple (but potentially smaller) events in any year.
Natural catastrophe risk is managed through the allocation of catastrophe exposure capacity in each exposure zone to different Business Units, regular catastrophe modeling and a combination of quantitative and qualitative analysis. The Company considers a peril zone to be an area within a geographic region, continent or country in which losses from insurance exposures are likely to be highly correlated to a single catastrophic event. Not all peril zones have the same limit and peril zones are broadly defined so that it would be unlikely for any single event to substantially erode the aggregate exposure limits from more than one peril zone. Even extremely high severity/low likelihood events will only partially exhaust the limits in any peril zone, as they are likely to only affect a part of the area covered by a wide peril zone.
The Company imposes a limit to natural catastrophe risk from any single loss through exposure limits, net of retrocession, in each peril zone and to each peril and also utilizes probable maximum loss (PML) estimates to manage its exposures to specific peril zones. Limits from catastrophe exposed business include limits on both reinsurance treaties and insurance-linked securities. Specifically, the Company uses the lesser of any contractually defined limits or the PML per contract as the measure of capacity per treaty including proportional exposures for the key peak exposures. This capacity measure is aggregated by contract within a peril zone to establish the total exposures. Actual exposure limits deployed and estimated PML in a specific peril zone will vary from period to period depending on management’s assessment of current market conditions, the results of the Company’s exposure modeling, and other analysis. See Natural Catastrophe PML below for a discussion of the Company’s estimated exposures for selected peak industry natural catastrophe perils.
Long-Tail Reinsurance Risk
The Company defines this risk as the risk that the estimates of ultimate losses for casualty and other long-tail lines will prove to be too low, leading to the need for substantial reserve strengthening, which may result in operating and economic losses to the Company. One of the greatest risks in long-tail lines of business, and particularly in U.S. casualty, is that loss trends are higher than the assumptions underlying the Company’s ultimate loss estimates, resulting in ultimate losses that exceed recorded loss reserves. When loss trends prove to be higher than those underlying the reserving assumptions, the impact can be large because of an accumulation effect. For long-tail lines, the Company carries reserves to cover claims arising from several years of underwriting activity and these reserves are likely to be similarly affected by unfavorable loss trends. The effect is likely to be more pronounced for recent underwriting years because, with the passage of time, actual loss emergence and data provide greater confidence around the adequacy of ultimate liability estimates for older underwriting years. Management believes that the volume of long-tail business most exposed to these reserving uncertainties is limited.
The Company manages and mitigates the reserving risk for long-tail lines in a variety of ways. Underwriters and pricing actuaries follow a disciplined underwriting process that utilizes all available data and information, including industry trends, and the Company establishes prudent reserving policies for determining recorded reserves. These policies are systematic and management endeavors to apply them consistently over time. The Company’s limit for long-tail reinsurance risk represents the written premiums for casualty and other long-tail lines for the four most recent calendar quarters. See Liquidity and Capital Resources—Critical Accounting Policies and Estimates—Non-life and Life and Health Reserves in Item 5 of this report.
Market Risk
The Company defines this risk as the risk of a substantial decline in the value of its risk assets. Risk assets comprise the Company’s equity and equity-like securities which include all invested assets that are not investment grade standard fixed income securities and certain fixed income asset classes that are not liquid (but excludes certain insurance-linked securities as that risk is aggregated with liability risks). The Company limits the market value of risk assets as well as sub-limits the market value of equity and equity-like securities that it will hold in its investment portfolio. During 2016, the Company substantially reduced its exposures to equity and equity-like risk assets. The Company moved some of these assets into other investments including real estate. Refer to Note 3 to the Consolidated Financial Statements in Item 18 of this report for further details of equities and changes in composition of investments, including equities, over the prior year.
The Company sets strict limits on investments in any one name and any one industry, which creates a diversified portfolio and allows management to focus on the systemic effects of equity risks. Systemic risk is managed by asset allocation, subject to strict caps on Risk Assets as a percentage of shareholders’ equity. The Company’s fully integrated information system provides real-time investment data, allowing for continuous monitoring and decision support. Each portfolio is managed against a predetermined benchmark to enable alignment with appropriate risk parameters and achievement of desired returns. See Quantitative and Qualitative Disclosures about Market Risk—Equity Price Risk in Item 11 of this report.
Interest Rate Risk
The Company defines this risk as the risk of a substantial mismatch of asset and liability durations, which may result in economic losses to the Company. Economically, the Company is hedged against changes in asset and liability values resulting from small parallel changes in the risk-free yield curve to the degree asset and liability durations are matched. Nonparallel shifts in the yield curve or extremely large changes in yields can introduce interest rate risk and investment losses to the degree asset maturity and coupon payments are not exactly matched to liability payments. Investment losses associated with interest rate risk of a magnitude that have the potential to exceed the Company’s risk appetite are associated with extremely large increases in interest rates over an annual period. The Company limits and monitors the interest rate exposure on its fixed income assets held in excess of those that are matched against liabilities. The Company both matches assets and liabilities to hedge against changes in interest rates and limits the total amount of interest rate exposure. See Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk in Item 11 of this report.
Default and Credit Spread Risk
The Company defines this risk as the risk of a substantial increase in defaults in the Company’s standard fixed income credit securities (which includes investment grade corporate bonds and asset-backed securities) leading to realized investment losses or a significant widening of credit spreads resulting in realized or unrealized investment losses, either of which may result in economic losses to the Company. Investment losses of the magnitude that have the potential to exceed the Company’s risk appetite are associated with the systemic impacts of severe economic and financial stress. As a result, the Company limits the exposure to the standard fixed income credit securities so that investment losses will be mitigated in an extreme economic or financial crisis. See Quantitative and Qualitative Disclosures about Market Risk—Credit Spread Risk in Item 11 of this report.
Trade Credit Risk
The Company defines this risk as the risk that aggregated trade credit losses materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. Trade credit losses of the magnitude that have the potential to exceed the Company’s risk appetite are associated with the systemic impacts of severe economic and financial stress. In these events, with respect to underwriting, losses may arise from defaults of single large named insureds and from a high frequency of defaults of smaller insureds. In addition, trade credit risk is highly correlated with default and credit spread widening risk of the standard investment grade fixed income portfolio during times of economic stress or financial crises.
In order to determine a trade credit limit metric for the purposes of risk accumulation, the Company examines extreme scenarios and measures its exposure to loss under those scenarios. Examples of these scenarios include historical losses from the largest trade credit defaults, prior periods of financial crisis and economic stress (e.g. 1990-1991 recession and 2008-2009 financial crisis) and potential impacts of financial crisis and economic stress scenarios. The Company does not rely upon modeled losses to determine the limit metric, but benchmarks the scenario results against existing tests, scenarios and models. For risk accumulation purposes, the Company examines the extreme scenario that would result in 100% of loss ratio adverse deviation on the trade credit portfolio written on a proportional basis (which far exceeds any adverse deviation of the loss ratio experienced in past periods of economic stress or financial crises) increased by the net PMLs of the two largest named insureds in the Company’s trade credit portfolio.
Longevity Risk
The Company considers longevity exposure to have a material accumulation potential and has established a limit to manage the risk of loss associated with this exposure, which may result in operating and economic losses to the Company. The Company defines longevity risk as the potential for increased actual and future expected annuity payments resulting from annuitants living longer than expected, or the expectation that annuitants will live longer in the future. Assuming longevity risk, through reinsurance or capital markets transactions, is part of the Company’s strategy of building a diversified portfolio of risks. While longevity risk is highly diversifying in relation to other risks in the Company’s portfolio (e.g. mortality products), longevity risk itself is a systemic risk with little opportunity to diversify within the risk class. Longevity risk accumulates across cedants, geographies, and over time because mortality trends can impact diverse populations in the same manner. Longevity risk can manifest slowly over time as experience proves annuitants are living longer than original expectations, or abruptly as in the case of a “miracle drug” that increases the life expectancy of all annuitants simultaneously.
In order to determine a longevity limit metric for the purposes of risk accumulation, the Company examines extreme scenarios and measures its exposure to loss under those scenarios. Examples of these scenarios include immediate elimination of major causes of death and an extreme improvement in mortality continuing indefinitely. For risk accumulation purposes, the Company selects the most financially adverse scenario and adds an additional margin for potential deviation. To measure utilization of the longevity limit (accumulation of longevity exposure) the Company accumulates the net present value of adverse losses resulting from the application of the selected most extreme scenario, adds an additional margin to every in-force longevity treaty for potential delays in recognizing that an observed mortality deviation is not short term in nature and, where appropriate, includes the notional value of longevity insurance-linked securities.
Pandemic Risk
The Company considers mortality exposure to have a material accumulation potential to common risk drivers, in particular to pandemic events, which may result in operating and economic losses to the Company. The Company defines pandemic risk as the increase in mortality over an annual period associated with a rapidly spreading virus (either within a highly populated geographic area or on a global basis) with a high mortality rate. Assuming mortality risk, through reinsurance or capital markets transactions, is part of the Company’s strategy of building a diversified portfolio of risks. While mortality risk is highly diversifying in relation to other risks in the Company’s portfolio (e.g. longevity products), mortality risk itself is a systemic risk when the risk driver is a pandemic with little opportunity to diversify within the risk class. Mortality risk from pandemics can accumulate across cedants and geographies.
In order to determine a pandemic limit metric for the purposes of risk accumulation, the Company examines extreme scenarios and measures its exposure to loss under those scenarios. Examples of these scenarios include increased mortality associated with past pandemic events (e.g. 1918 Spanish flu) and potential mortality outcomes from transmission scenarios across differing age groups, and across developed and developing countries. For risk accumulation purposes, the Company selects an extreme mortality scenario applied to the insured portfolio in developing and developed countries that would have twice the assumed fatality rate of the 1918 Spanish flu recurring today, combined with an adverse mortality age pattern, and with the same transmissibility characteristics.
Agriculture Risk
The Company defines this risk as the risk that losses from multi-peril crop insurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. Multi-peril crop underwriting losses of the magnitude that have the potential to exceed the Company’s risk appetite are associated with the systemic impacts of severe weather events, particularly drought or flooding, over a large geographic area. Localized events such as convective thunderstorms or hail, while potentially devastating, are unlikely to have the large geographic footprint necessary to create material losses exceeding the net premiums collected.
Multi-peril crop risk is managed through geographic diversification both within individual countries and across countries. This is accomplished through the allocation and tracking of capacity across exposure zones (defined as individual countries) and is accompanied by regular extreme event modeling, and a combination of quantitative and qualitative analysis.
The Company utilizes PML estimates particularly for the U.S., net of retrocession, to manage its exposures. The limit approved measure is aggregated by contract within an exposure zone to establish the total exposures. Actual exposures deployed and estimated PMLs in a specific zone will vary from period to period depending on management’s assessment of current market conditions, the results from exposure modeling, and other analysis.
Mortgage Reinsurance Risk
The Company defines this risk as the risk that losses from mortgage reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. Mortgage insurance underwriting losses that have the potential to exceed the Company’s risk appetite are associated with the systemic impacts of severe mortgage defaults, driven by large scale economic downturns and high unemployment. Localized or regional economic downturns are unlikely to have a large enough geographic footprint necessary to create material losses exceeding the net premiums collected.
At December 31, 2016, the majority of the Company’s exposure to mortgage risk related to risks in the U.S. The Company’s U.S. mortgage portfolio consists of prime mortgages, with most of the underlying risks related to policies written post-financial crisis and subject to enhanced post-financial crisis underwriting procedures that differentiate between risks. Mortgage insurance is managed through geographic diversification both within countries and across countries. This is accomplished through the allocation and tracking of capacity across exposure zones (defined as individual countries) and is accompanied by regular extreme event modeling, and a combination of quantitative and qualitative analysis.
The Company utilizes total limits deployed, net of retrocession, to manage its exposures. The limits per individual contract are aggregated within an exposure zone to establish the total exposures. Actual exposures deployed and estimated PMLs in a specific zone will vary from period to period depending on management’s assessment of current market conditions, the results from exposure modeling, and other analysis.
Operational and Financial Risks
Operational and financial risks are managed by designated functions within the organization. These risks include, but are not limited to, failures or weaknesses in financial reporting and controls, regulatory non-compliance, poor cash management, fraud, breach of information technology security, disaster recovery planning and reliance on third-party vendors. The Company seeks to minimize these risks through robust processes and monitoring throughout the organization.
Other Underwriting Risk and Exposure Controls
The Company’s underwriting is conducted at the Business Unit level through specialized underwriting teams with the support of technical staff in disciplines such as actuarial, claims, legal, risk management and finance.
The Company’s underwriters generally speak the local language and/or are native to their country or area of specialization. They develop close working relationships with their ceding company counterparts and brokers through regular visits, gathering detailed information about the cedant’s business and local market conditions and practices. As part of the underwriting process, the underwriters also focus on the reputation and quality of the proposed cedant, the likelihood of establishing a long-term relationship with the cedant, the geographic area in which the cedant does business and the cedant’s market share, historical loss data for the cedant and, where available, historical loss data for the industry as a whole in the relevant regions, in order to compare the cedant’s historical loss experience to industry averages, and to gauge the perceived insurance and reinsurance expertise and financial strength of the cedant. The Company trains its underwriters extensively and strives to maintain continuity of underwriters within specific geographic markets and areas of specialty.
Given the Company underwrites volatile lines of business, such as catastrophe reinsurance, the operating results and financial condition of the Company can be adversely affected by catastrophes and other large losses that may give rise to claims under reinsurance coverages provided by the Company. The Company manages its exposure to catastrophic and other large losses by (i) limiting its aggregate exposure on catastrophe reinsurance in any particular geographic zone, (ii) selective underwriting practices, (iii) diversification of risks by geographic area and by lines and classes of business, and (iv) purchasing retrocessional reinsurance.
The Company generally underwrites risks with specified limits per treaty program. Like other reinsurance companies, the Company is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as hurricane, windstorm, tornado, flood or earthquake, or man-made events. Any such catastrophic event could generate insured losses in one or many of the Company’s reinsurance treaties and facultative contracts and in one or more lines of business. The Company considers such event scenarios as part of its evaluation and monitoring of its aggregate exposures to catastrophic events.
Retrocessional Reinsurance
The Company uses retrocessional reinsurance agreements to reduce its exposure on certain reinsurance risks assumed and to mitigate the effect of any single major event or the frequency of medium-sized events. These agreements provide for the recovery of a portion of losses and loss expenses from retrocessionaires. The majority of the Company’s retrocessional reinsurance agreements cover property and specialty lines (e.g. agriculture, aviation, marine, mortgage and certain risks included in the credit/surety line) exposures, predominantly those that are catastrophe exposed. The Company also utilizes retrocessions in the Life and Health segment to manage the amount of per-event and per-life risks to which it is exposed. Retrocessionaires must be pre-approved based on their financial condition and business practices, with stability, solvency and credit ratings being important criteria. Strict limits per retrocessionaire are also put into place and monitored to mitigate counterparty credit risk.
The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under retrocessional agreements, and therefore retrocessions are subject to credit risk in all cases and to aggregate loss limits in certain cases. The Company holds collateral, including escrow funds, trusts, securities and letters of credit under certain retrocessional agreements. Provisions are made for amounts considered potentially uncollectible and reinsurance losses recoverable from retrocessionaires are reported after allowances for uncollectible amounts.
In addition to the retrocessional agreements, PartnerRe Europe has a Reserve Agreement in place with Colisée Re (see Liquidity and Capital Resources— Reserves in Item 5 of this report).
Claims
In addition to managing and settling reported claims and consulting with ceding companies on claims matters, the Company conducts periodic audits of specific claims and the overall claims procedures at the offices of ceding companies. The Company attempts to evaluate the ceding company’s claim adjusting techniques and reserve adequacy and whether it follows proper claims processing procedures. The Company also provides recommendations regarding procedures and processes to the ceding company.
Natural Catastrophe PML
The following discussion of the Company’s natural catastrophe PML information contains forward-looking statements based upon assumptions and expectations concerning the potential effect of future events that are subject to uncertainties. See Risk Factors in Item 3 of this report for a list of the Company’s risk factors. Any of these risk factors could result in actual losses that are materially different from the Company’s PML estimates below.
Natural catastrophe risk is a source of significant aggregate exposure for the Company and is managed by setting risk appetite and limits, as discussed above. Natural catastrophe perils can impact geographic regions of varying size and can have economic repercussions beyond the geographic region directly impacted.
The Company considers a peril zone to be an area within a geographic region, continent or country in which losses from insurance exposures are likely to be highly correlated to a single catastrophic event. The Company defines peril zones to capture the vast majority of exposures likely to be incorporated by typical modeled events. There is, however, no industry standard and the Company’s definitions of peril zones may differ from those of other parties.
The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates below. The Company’s PMLs represent an estimate of loss for a single event for a given return period. The table below discloses the Company’s 1-in-250 and 1-in-500 year return period estimated loss for a single occurrence of a natural catastrophe event in a one-year period. In other words, the 1-in-250 and 1-in-500 year return period PMLs mean that there is a 0.4% and 0.2% chance, respectively, in any given year that an occurrence of a natural catastrophe in a specific peril zone will lead to losses exceeding the stated estimate.
The PML estimates below include all significant exposure from our Non-life and Life and Health business operations. This includes coverage for property, marine, energy, engineering, workers’ compensation, mortality, and exposure to catastrophe from insurance-linked securities. The PML estimates do not include casualty coverage that could be exposed as a result of a catastrophic event. In addition, they do not include estimates for contingent losses to insureds that are not directly impacted by the event (e.g. loss of earnings due to disruption in supply lines).

The Company’s single occurrence estimated net PML exposures (pre-tax and net of retrocession and reinstatement premiums) for certain selected peak industry natural catastrophe perils as at October 1, 2016 were as follows (in millions of U.S. dollars):

		Single Occurrence Estimated Net PML Exposure
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake Perils Only)
U.S. Southeast	Hurricane	$496	$—
U.S. Northeast	Hurricane	$560	$—
U.S. Gulf Coast	Hurricane	$502	$—
Caribbean	Hurricane	$165	$—
Europe	Windstorm	$387	$—
Japan	Typhoon	$190	$—
California	Earthquake	$462	$595
British Columbia	Earthquake	$161	$317
Japan	Earthquake	$315	$349
Australia	Earthquake	$187	$258
New Zealand	Earthquake	$147	$211

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
PartnerRe Ltd., an exempt company incorporated under the laws of Bermuda with limited liability, is the holding company for our international reinsurance group and was incorporated in Bermuda in August 1993. The principal office is located at 90 Pitt’s Bay Road, Pembroke, Bermuda (telephone number: +1 441-292-0888). The Company predominantly provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and, effective April 1, 2015, Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). The Company’s principal office in the U.S. is located at One Greenwich Plaza, Greenwich, Connecticut (telephone number: +1 203 485 4200).
In July 1997, the Company completed the acquisition of SAFR (subsequently renamed PartnerRe SA and reinsurance business transferred into PartnerRe Europe), a well-established global professional reinsurer based in Paris. In December 1998, the Company completed the acquisition of the reinsurance operations of Winterthur Re, further enhancing the Company’s expansion strategy. In December 2009, the Company completed the acquisition of PARIS RE Holdings Limited (Paris Re), a French-listed, Swiss-based holding company and its operating subsidiaries. Effective December 31, 2012, the Company completed the acquisition of Presidio Reinsurance Group, Inc. (Presidio, subsequently renamed and referred to herein as PartnerRe Health), a U.S. specialty accident and health reinsurance and insurance writer.
On October 20, 2016, the Company entered into a definitive agreement to acquire 100% of the outstanding ordinary shares of Aurigen Capital Limited (Aurigen), a North American life reinsurance company. This acquisition enables the Company to expand its life reinsurance footprint in Canada and the U.S. The acquisition was completed on April 3, 2017.  See Note 22 to the Consolidated Financial Statements in Item 18 for further details.
On August 2, 2015, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Exor N.V., Pillar Ltd., a wholly-owned subsidiary of Exor N.V., and solely with respect to certain specified sections thereof, EXOR S.p.A., a European investment company controlled by the Agnelli family, whereby Pillar Ltd. would be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Exor N.V. (the Merger). On March 18, 2016, the Company announced completion of the acquisition by Exor N.V. following receipt of all regulatory approvals. Pursuant to the terms of the Merger Agreement, each PartnerRe common share issued and outstanding immediately prior to the effective time of the Merger was cancelled and converted into $137.50 in cash per share and a one-time special pre-closing cash dividend in the amount of $3.00 per common share (the Merger Special Dividend) was paid. Subsequently, one common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company.
Pursuant to the terms of the Merger Agreement, PartnerRe common shares are no longer traded on the NYSE. The Company’s preferred shares continue to be traded on the NYSE following the closing of the transaction.

Effective November 24, 2016, the one common share of $1.00 par value was subdivided into 100 million shares of $0.00000001 par value each, which are wholly owned by EXOR Nederland N.V. (formerly Exor N.V.).
B. Business Overview

The Company provides reinsurance for its clients in approximately 150 countries around the world. The Company’s principal offices are located in Hamilton (Bermuda), Dublin, Greenwich (Connecticut, U.S.), Paris, Singapore and Zurich.
Effective July 1, 2016, the Company’s business units have been consolidated into three worldwide business units comprised of Property & Casualty (P&C), Specialty and Life and Health. The Company has determined that these three business units represent its segments as the Company monitors the performance of its operations for these business units. The combined business included in the P&C and Specialty segments is collectively referred to in this report as Non-life business. The P&C, Specialty and Life and Health segments each separately represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management.
The Company provides reinsurance of risks to ceding companies (primary insurers, cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline and other lines, property, mortality, longevity, accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
Reinsurance is offered on either a proportional or non-proportional basis through treaties or facultative reinsurance:
•In a proportional (or quota share) treaty reinsurance agreement, the reinsurer assumes a proportional share of the original premiums and losses incurred by the cedant. The reinsurer pays the ceding company a commission, which is generally based on the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and may also include a profit.
•In a non-proportional (or excess of loss) treaty reinsurance agreement the reinsurer indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a retention or attachment point. Non-proportional business is written in layers and a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedant is referred to as a program and is typically placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the upper limit of the program reverts to the ceding company.
•In a facultative (proportional or non-proportional) reinsurance agreement the reinsurer assumes individual risks. The reinsurer separately rates and underwrites each risk rather than assuming all or a portion of a class of risks as in the case of treaty reinsurance.
The Company’s businesses are geographically diversified with premiums being written on a worldwide basis.
Premium Distribution
The Company’s gross premiums written by segment for the years ended December 31, 2016, 2015 and 2014 are as follows (in millions of U.S. dollars). Segment data included below for prior years has been recast to conform to the current year presentation.

	2016	2015	2014
Non-life business:
P&C segment	$2,269	$2,371	$2,539
Specialty segment	1,920	1,906	2,128
Total Non-life business	4,189	4,277	4,667
Life and Health segment	1,168	1,271	1,265
	$5,357	$5,548	$5,932
See Note 20 to the Consolidated Financial Statements in Item 18 of this report for additional disclosure of the geographic distribution of gross premiums written and for information about the Company’s segments.
The Company’s results by segment are presented in Operating Results—Results by Segment in Item 5 of this report.
Non-life Business
Non-life business is comprised of the P&C and Specialty segments, which are as follows:

•
The P&C segment provides holistic access to property and casualty risks, including property catastrophe and facultative risks, through five regional units: North America; Europe; Asia; Latin America; and Middle East, Africa and Russia.

•
The Specialty segment is comprised of business written on a worldwide basis, through a centralized specialty unit offering specialty lines treaty and facultative solutions, generally considered to be specialized due to the sophisticated technical underwriting required to analyze these risks.

Distribution
The Company’s Non-life business is generated both through brokers and through direct relationships with insurance companies. For the year ended December 31, 2016, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written.
The percentage of Non-life gross premiums written through these two brokers for the year ended December 31, 2016 was as follows:

Broker	Percentage
Marsh (including Guy Carpenter)	27%
Aon Group (including the Benfield Group)	25%
The combined percentage of Non-life gross premiums written through these two brokers by segment for the year ended December 31, 2016 was as follows:

Non-life segment	Percentage
P&C	57%
Specialty	46%
The majority of the Company’s gross premiums written were written on a proportional basis (more than 75%) for each of the years ended December 31, 2016, 2015 and 2014.
The gross premiums written in each of the P&C and Specialty segments, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report.
The geographic distribution of the Company’s total gross premiums written (total non-life and life and health business) is presented in Note 20 to the Consolidated Financial Statements in Item 18 of this report.
Competition
The Company competes with other reinsurers, some of which have greater financial, marketing and management resources than the Company, and it also competes with new market entrants, and, specifically in the catastrophe line of business, with alternative capital sources and insurance-linked securities. Competition in the types of reinsurance that the Company underwrites is based on many factors, including the perceived and relative financial strength; pricing and other terms and conditions; services provided; ratings assigned by independent rating agencies; speed of claims payment; and reputation and experience in the lines of business to be written.
Management believes that the Company’s major competitors are the larger European, U.S. and Bermuda-based international reinsurance companies, as well as specialty reinsurers and regional companies in certain local markets. These competitors include Munich Re, Swiss Re, Hannover Re, SCOR SE, Transatlantic, GenRe, Everest Re, RenRe, and Validus.
Management believes the Company ranks among the world’s largest professional reinsurers and is well positioned in terms of client services and highly technical underwriting expertise. Management also believes that the Company’s global franchise and diversified platform, which allows the Company to provide broad risk solutions across many lines of business and geographies, is increasingly attractive to cedants who are choosing to utilize fewer reinsurers by consolidating their reinsurance panels and focus on those reinsurers who can cover more than one line of business. Furthermore, the Company’s capitalization and strong financial ratios allow the Company to offer security to its clients.
Life and Health Business
The Company’s Life and Health segment includes the mortality, longevity and accident and health lines of business written primarily in the U.K., Ireland and France and accident and health business written in the U.S. The Company will also write mortality business originating in Canada following the acquisition of Aurigen. The acquisition was completed on April 3, 2017.  See Note 22 to the Consolidated Financial Statements in Item 18 for further details.

A description of the business written within the Life and Health segment is as follows:
•Mortality—The Company provides reinsurance coverage to primary life insurers and pension funds to protect against individual and group mortality and disability risks. Mortality business is written primarily on a proportional basis through treaty agreements. Mortality business is subdivided into death and disability covers (with various riders) primarily written in Continental Europe, term assurance and critical illness (TCI) primarily written in the U.K. and Ireland, and guaranteed minimum death benefit (GMDB) primarily written in Continental Europe. The Company also writes certain treaties on a non-proportional basis, primarily in France.
•Longevity—The Company provides reinsurance coverage to employer sponsored pension schemes and primary life insurers who issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources. Longevity business is written on a long-term, proportional basis primarily in the U.K. The Company’s longevity portfolio is subdivided into standard and non-standard annuities. The non-standard annuities are annuities sold to consumers with aggravated health conditions and are usually medically underwritten on an individual basis. The main risk the Company is exposed to by writing longevity business is an increase in the future life span of the insured compared to the expected life span.
•Accident and Health—The Company provides reinsurance coverage to primary life insurers with respect to individual and group health risks. PartnerRe Health writes specialty accident and health business, predominantly in the U.S., including Health Maintenance Organizations (HMO) reinsurance, medical reinsurance and provider and employer excess of loss programs.
Distribution
The Company’s Life and Health business is generated both through brokers and through direct relationships with insurance companies. For the year ended December 31, 2016, only one broker, the Aon Group (including the Benfield Group), accounted for more than 10% of the Life and Health segment’s total gross premiums written at 13%. No one cedant, and no other broker, accounted for more than 10% of the Life and Health segment’s total gross premiums written.
The gross premiums written in the Life and Health segment for the years ended December 31, 2016, 2015 and 2014, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report.
The geographic distribution of the Company’s total gross premiums written (total Non-life and Life and Health business) for the years ended December 31, 2016, 2015 and 2014 is presented in Note 20 to the Consolidated Financial Statements in Item 18 of this report.
Competition
For the Company’s Life business, the competition differs by location but generally includes multi-national reinsurers and local reinsurers or state-owned insurers in the U.K., Ireland and Continental Europe for its mortality and longevity lines of business. The competition specifically related to the Health business generally includes other specialty accident and health reinsurance providers in the U.S. and departments of worldwide reinsurance companies. These competitors include Munich Re, Reinsurance Group of America, Incorporated, Swiss Re, Hannover Re, SCOR SE and General Reinsurance Corporation.
Reserves
See Liquidity and Capital Resources—Non-life and Life and Health Reserves in Item 5 and Notes 2(b) and 8 to the Consolidated Financial Statements in Item 18 of this report for further details for the Company’s loss reserves, including disclosures required by the SEC Industry Guide 4: Disclosures concerning unpaid claims and claim adjustment expenses of property-casualty insurance underwriters.
Regulation
The business of reinsurance is regulated in all countries in which we operate, although the degree and type of regulation varies significantly from one jurisdiction to another. Some jurisdictions impose complex regulatory requirements on reinsurance or insurance businesses while other jurisdictions impose fewer requirements. In certain foreign countries, reinsurers are required to be licensed by governmental authorities. These licenses may be subject to modification, suspension or revocation dependent on such factors as amount and types of reserves and minimum capital and solvency tests. The violation of regulatory requirements may result in fines, censures and/or criminal sanctions in various jurisdictions. See Risk Factors in Item 3 of this report.

Bermuda has been deemed Solvency II equivalent under the European Union’s (EU) Solvency II initiative (Solvency II). Bermuda has been granted equivalence for an unlimited period for all three relevant equivalence areas: Articles 172, 227 and 260, with the exception of rules on captives and special purpose insurers, which are subject to a different regulatory regime in Bermuda. This determination has resulted in Bermuda-based reinsurers being exempt from the requirement to post collateral in the EU and allows reinsurance contracts concluded with undertakings having their head office in Bermuda to be treated in the same manner as reinsurance contracts concluded with undertakings authorized in accordance with the directive (Article 172); EU insurance groups can conduct their EU prudential reporting for a subsidiary in Bermuda under local rules instead of Solvency II if deduction and aggregation is allowed as the method of consolidation of group accounts (Article 227); and Bermuda insurance groups which are active in the EU are exempt from some aspects of group supervision in the EU as Member States will rely on the equivalent supervision exercised by the Bermuda Monetary Authority (BMA ) (Article 260). Bermuda was deemed Solvency II equivalent effective January 1, 2016.
One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group supervisor and the power of the BMA to make rules regarding Group Supervision. This Group Supervision regime is in addition to the regulation of the Company’s various operating subsidiaries in their local jurisdictions. The BMA’s Group Supervision rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The Group solvency rules set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group. The BMA has chosen PartnerRe Bermuda as the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group supervisor of the Company and its subsidiaries. As Group supervisor, the BMA gathers relevant and essential information on and assesses the financial situation of the Company, and coordinates the dissemination of such information to other relevant competent authorities for the purposes of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries.
PartnerRe Ltd. is not a registered insurer; however, pursuant to its functions as Group supervisor, the BMA includes the Company and may include any member of the group within its Group Supervision.
Significant aspects of the Bermuda insurance regulatory framework and requirements imposed on Insurance and Reinsurance Groups include the solvency assessment. The Company must annually perform an assessment of its own risk and solvency requirements, referred to as a Group’s Solvency Self Assessment (GSSA). The GSSA allows the BMA to obtain an insurance group’s view of the capital resources required to achieve its business objectives and to assess a group’s governance, risk management and controls surrounding this process. In addition, the Company must file with the BMA a Catastrophe Risk Return which assesses an insurer’s reliance on vendor models in assessing catastrophe exposure.
Effective January 1, 2014, the BMA imposed the Enhanced Capital Requirement (ECR) on the Company pursuant to its function as the Company’s group supervisor. The PartnerRe group’s ECR may be calculated by either (a) the standard model developed by the BMA, or (b) an internal capital model which the BMA has approved for use for this purpose. The Company currently uses the BMA standard model in calculating its group ECR requirements. In addition, the Company is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return and quarterly group unaudited financial returns.

Pursuant to the Insurance (Public Disclosure) Rules 2015, the BMA requires all commercial insurers and insurance groups (including PartnerRe Bermuda and PartnerRe group) to prepare and publish a Financial Condition Report (FCR) containing both qualitative and quantitative information on (i) the business and performance; (ii) governance structure; (iii) risk profile; (iv) solvency valuation; (v) capital management and (vi) subsequent events of commercial insurers (including PartnerRe Bermuda) and insurance groups (including the PartnerRe group). The FCR is required to be filed with the BMA annually with the first filing deadline being 30 June, 2017 for the 2016 financial year end. The FCR is required to be published on the PartnerRe website within fourteen days of filing the same with the BMA. The FCR must be signed off by the CEO and either the chief risk officer or chief financial officer (CFO) declaring the appropriateness of the information contained in the FCR.
Bermuda
The Insurance Act regulates the business of PartnerRe Bermuda. The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies and grants the BMA powers to supervise, investigate and intervene in the affairs of Bermuda registered insurance companies. The Insurance Act makes no distinction between insurance and reinsurance business.

PartnerRe Bermuda is licensed as a Class 4 and Class E insurer in Bermuda and is therefore authorized to carry on general and long-term insurance business, respectively. Significant aspects of the Bermuda insurance regulatory framework and requirements imposed on Class 4 and Class E insurers such as PartnerRe Bermuda include the following:
Minimum Capital Requirements. The BMA imposes certain minimum capital regulatory requirements on PartnerRe Bermuda, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the ECR. PartnerRe Bermuda’s ECR should be calculated by either (a) the model developed by the BMA, or (b) an internal capital model which the BMA has approved for use for this purpose. PartnerRe Bermuda currently uses the BMA model in calculating its solvency requirements. The Bermuda risk-based regulatory capital adequacy and solvency margin regime provides a risk-based capital model (termed the Bermuda Solvency Capital Requirement (BSCR)) as a tool to assist the BMA both in measuring risk and in determining appropriate levels of capitalization. The BSCR employs a standard mathematical model that correlates the risk underwritten by Bermuda insurers to the capital that is dedicated to their business;

Effective from the 2016 financial year end onwards, the BMA has implemented an Economic Balance Sheet (EBS) framework which will now be used as the basis to determine the ECR for all commercial insurers, including PartnerRe Bermuda. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurers GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer. The EBS framework includes BSCR capital charge amendments for cash and cash equivalents, credit risk, currency risk, concentration risk and geographic diversification.
Solvency Assessment. PartnerRe Bermuda must perform an assessment of its own risk and solvency requirements, referred to as a Commercial Insurer’s Solvency Self Assessment (CISSA). The CISSA allows the BMA to obtain an insurer’s view of the capital resources required to achieve its business objectives and to assess a company’s governance, risk management and controls surrounding this process. In addition, PartnerRe Bermuda must file with the BMA a Catastrophe Risk Return which assesses an insurer’s reliance on vendor models in assessing catastrophe exposure;
Reporting Requirements. PartnerRe Bermuda must prepare audited annual statutory financial statements and file them with the BMA, together with audited annual financial statements which are prepared in accordance with U.S. GAAP;
Dividends and Distributions. PartnerRe Bermuda is prohibited from declaring or paying any dividend of more than 25% of its total statutory capital and surplus, as shown in its previous financial year statutory balance sheet, unless at least seven days before payment of the dividend it files with the BMA an affidavit that it will continue to meet its minimum capital requirements as described above. In addition, PartnerRe Bermuda must obtain the BMA’s prior approval before reducing its total statutory capital, as shown in its previous financial year statutory balance sheet, by 15% or more.
In addition to the above, PartnerRe Bermuda maintains an operating branch in Canada and a representative office in Mexico. The Canadian branch is subject to regulation in Canada by the Office of the Superintendent of Financial Institutions (OFSI). For a further discussion of the regulations pertaining to the Canadian branch see below.
Ireland
The Central Bank of Ireland (the Central Bank) regulates insurance and reinsurance companies authorized in Ireland, including PartnerRe Europe and PartnerRe Ireland Insurance dac (PartnerRe Ireland). PartnerRe Holdings Europe Limited, a holding company for PartnerRe Europe and PartnerRe Ireland, is not subject to regulation by the Central Bank. PartnerRe Europe is a reinsurance company incorporated under the laws of Ireland and is duly authorized as a reinsurance undertaking to carry on non-life and life reinsurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015. PartnerRe Ireland is an insurance company incorporated under the laws of Ireland and is duly authorized as an insurance undertaking to carry on non-life insurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015.
Significant aspects of the Irish re/insurance regulatory framework and requirements imposed on PartnerRe Europe and PartnerRe Ireland include the following:
Solvency Requirements. The Solvency II European Directive related to the solvency standards applicable to insurers and reinsurers prescribes, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources that both companies are required to have in order to cover the risks to which they are exposed and the principles that should guide their overall risk management and reporting.
This Directive became effective January 1, 2016. In addition to the Solvency II requirements, PartnerRe Europe and PartnerRe Ireland have similar governance requirements to those of PartnerRe Bermuda such as Economic Balance Sheet, Own Risk and Solvency Assessment, Solvency and Financial Condition Report and a Regular Supervisory Report.
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements in accordance with International Financial Reporting Standards and related reports to the Irish Companies Registration Office (CRO) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. These requirements are in addition to the regulatory returns required to be filed annually with the Central Bank and additionally, in the case of PartnerRe Ireland, with the National Association of Insurance Commissioners (NAIC) in the U.S.; and
Dividends and Distributions. Pursuant to Irish company law, PartnerRe Europe and PartnerRe Ireland are restricted to declaring dividends only out of “profits available for distribution”. Profits available for distribution are, broadly, a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized.
In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland, Dubai and Hong Kong and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch is subject to regulation by the Office of the Commissioner of Insurance of Hong Kong. PartnerRe Ireland, pursuant to the Nonadmitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a nonadmitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states. PartnerRe Ireland has also established an operating branch in the U.K. which is subject to Irish reinsurance supervision regulations.
United States
PartnerRe U.S. Corporation is a Delaware domiciled holding company for its wholly-owned (re)insurance subsidiaries, PartnerRe U.S., PartnerRe Insurance Company of New York (PRNY) and PartnerRe America Insurance Company (PRAIC) (PartnerRe U.S., PRNY and PRAIC together being the PartnerRe U.S. Insurance Companies). The PartnerRe U.S. Insurance Companies are subject to regulation under the insurance statutes and regulations of their domiciliary states (New York in the case of PartnerRe U.S. and PRNY, and Delaware in the case of PRAIC, and all states where they are licensed, accredited or approved to underwrite insurance and reinsurance).
Currently, the PartnerRe U.S. Insurance Companies are licensed, accredited or approved reinsurers and/or insurers in all fifty states and the District of Columbia, and are subject to the requirements described below.
PartnerRe U.S. Corporation is also the owner of Presidio and its 100% owned subsidiaries Presidio Excess Insurance Services, Inc. (PXS), PartnerRe Management Ltd. (PRM) and Presidio Reinsurance Corporation Inc. (PRC). PXS is a managing general underwriter licensed in a number of states. PRM is domiciled in the U.K. and regulated by the Financial Services Authority. PRC is a Montana domiciled captive reinsurer and the Montana Department of Insurance is the domiciliary regulator of PRC. These entities are not subject to any significant regulatory requirements or restrictions that would have a material impact on the Company.
Risk-Based Capital Requirements. The Risk-Based Capital (RBC) for Insurers Model Act (the Model RBC Act), as it applies to property and casualty insurers and reinsurers, was initially adopted by the NAIC in December 1993. The Model RBC Act or similar legislation has been adopted by the majority of states in the U.S. The main purpose of the Model RBC Act is to provide a tool for insurance regulators to evaluate the capital of insurers with respect to the risks assumed by them and to determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their RBC calculations as part of the statutory annual statements that such insurers and reinsurers file with state insurance regulatory authorities. The Model RBC Act provides for four different levels of regulatory actions, each of which may be triggered if an insurer’s Total Adjusted Capital (as defined in the Model RBC Act) is less than a corresponding level of risk-based capital. Decreases in an insurer’s Total Adjusted Capital as a percentage of its Annualized Control Level (as defined in the Model RBC Act) triggers increasing regulatory actions. Such regulatory actions include but are not limited to issuance of orders for corrective action by the insurer, rehabilitation or liquidation of the insurer.
Insurance Regulatory Information System (IRIS) Ratios. A committee of state insurance regulators developed the NAIC’s IRIS primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance or reinsurance companies operating in their respective states. IRIS identifies thirteen industry ratios and specifies usual values for each ratio. Generally, a company will become subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain the company’s underwriting capacity. No such action has been taken with respect to the PartnerRe U.S. Insurance Companies.
Reporting Requirements. Regulations vary from state to state, but generally require insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with their state domiciliary regulatory authorities certain reports, including information concerning their capital structure, ownership, financial condition and general business operations. State regulatory authorities monitor compliance with, and periodically conduct examinations with respect to, state mandated standards of solvency, licensing requirements, investment limitations, and restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of reinsureds, methods of accounting for assets, reserves for unearned premiums and losses, and other purposes. In general, such regulations are for the protection of reinsureds and, ultimately, their policyholders, rather than security holders. In the U.S., the New York State Department of Financial Services (NYDFS) is the domiciliary regulator of PartnerRe U.S. and PRNY, and the Delaware Department of Insurance is the domiciliary regulator of PRAIC.

Dividends and Distributions. Under New York law, the NYDFS must approve any dividend declared or paid by PartnerRe U.S. or PRNY that, together with all dividends declared or distributed by each of them during the preceding twelve months, exceeds the lesser of 10% of their respective statutory surplus as shown on the latest statutory financial statements on file with the NYDFS, or 100% of their respective adjusted net investment income during that period. In addition, as a condition of the acquisition by Exor N.V., PartnerRe U.S. committed that it would not take any action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the NYDFS (see Risk Factors in Item 3 of this report). Under Delaware law the Delaware Commissioner of Insurance must approve any dividend declared or paid by PRAIC that, together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. In addition, as a condition of the acquisition by Exor N.V., PRAIC also committed that it would not take any action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the Delaware Commissioner of Insurance (see Risk Factors in Item 3 of this report). Both Delaware and New York do not permit a dividend to be declared or distributed, except out of earned surplus.
In addition to the above, the Dodd-Frank Act currently impacts the PartnerRe U.S. Insurance Companies. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the U.S. and established a FIO within the U.S. Treasury Department. Although the FIO does not have general supervisory or regulatory authority over the business of insurance or reinsurance, it is charged with monitoring all aspects of the insurance industry, consulting with state insurance regulators, assisting in administration of the TRIA and other duties. Furthermore, the director of the FIO is a non-voting member of the multi-agency FSOC, and the FSOC may, among other things, subject an insurance company or an insurance holding company to heightened prudential standards in accordance with Title I of the Dodd-Frank Act following an extended determination process (which can require that such insurance company be subject also to supervision by the Board of Governors of the Federal Reserve System). The Dodd-Frank Act also made small changes to the regulation of credit for reinsurance and surplus lines insurance in the U.S. See Risk Factors in Item 3 of this report.
Cybersecurity Requirements. In February 2017, the NYDFS issued final Cybersecurity Requirements for Financial Service Companies that will require regulated entities, including PartnerRe U.S. Insurance Companies, to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York’s financial services industry. The regulation became effective on March 1, 2017, subject to certain phase-in periods. Depending on the regulation’s implementation and the NYDFS enforcement efforts with respect to it, the PartnerRe U.S. Insurance Companies and other financial services companies may be required to incur significant expense in order to meet its requirements.
Canada
Canadian branches of PartnerRe Bermuda and PartnerRe U.S. hold licenses to write reinsurance business in Canada. Each Canadian branch is authorized to insure, in Canada, risks falling within the classes of insurance and reinsurance as specified in their respective licenses and is limited to the business of reinsurance. The Canadian branch of PartnerRe Bermuda is licensed to write life business in Ontario. The Canadian branch of PartnerRe U.S. is licensed to write property and casualty business in Ontario. Each Canadian branch is subject to local regulation for its Canadian branch business, specified principally pursuant to Part XIII of the Insurance Companies Act (the Canadian Insurance Act) applicable to foreign property and casualty companies and to foreign life companies as well as relevant provincial insurance acts. OSFI supervises the application of the Canadian Insurance Act.
PartnerRe Bermuda and PartnerRe U.S. maintain sufficient assets, vested in trust at a Canadian financial institution approved by OSFI, to allow their branches to meet minimum statutory solvency requirements as required by the Act and the regulations made under it. Certain statutory information is filed with federal and provincial insurance regulators in respect of both property and casualty and life business written by branches. This information includes, among other things, a yearly business plan and an annual Dynamic Capital Adequacy Test report from the Appointed Actuary of the branch that tests the adequacy of the assets that are vested under various adverse scenarios.
Singapore
The Monetary Authority of Singapore (MAS) regulates insurance and reinsurance companies authorized in Singapore, including PartnerRe Asia.
PartnerRe Asia is the principal reinsurance carrier for the Company’s business underwritten in the Asia Pacific region, conducting general insurance business as a reinsurer and life insurance business as a reinsurer. PartnerRe Asia has an established operating branch in Labuan which is subject to regulation by the Labuan Financial Services Authority.
Significant aspects of the Singapore reinsurance regulatory framework and requirements include the following:
Solvency Requirements: As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it carries on for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks). The MAS is entitled to require that a licensed reinsurer holds assets of a certain type and prescribed value in Singapore.
Reporting Requirements: PartnerRe Asia must file and submit annual audited financial statements in accordance with Singapore Financial Reporting Standards and related reports to the Accounting and Corporate Regulatory Authority (ACRA) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to ACRA. These requirements are in addition to the regulatory returns required to be filed annually with the MAS.
Dividends and Distribution: Dividends are generally declared from unappropriated profits. The declaration of a dividend by PartnerRe Asia may be subject to relevant conditions and requirements being met as specified under the Insurance Act (Singapore) and its associated regulations. Any proposed reduction of capital or redemption of preference shares requires the prior approval of the MAS. In addition to the above, the laws and initiatives issued by the MAS regarding Corporate Governance, Outsourcings and Technology Risk Management currently impact or may impact Partner Re Asia in the future.
Other Regulatory Considerations
Moreover, there are various regulatory bodies and initiatives that impact the Company in multiple international jurisdictions and the potential for significant impact on the Company could be heightened as a result of recent industry and economic developments. In particular, Solvency II, adopted in the EU effective January 1, 2016, aims to establish a revised set of risk-based capital requirements and risk management standards that will replace the current Solvency I requirements. Solvency II sets out new, strengthened requirements applicable to the entire EU relating to capital adequacy and risk management for insurers. Other similar measures, such as the International Association of Insurance Supervisors (IAIS) announced plans to include a risk-based global insurance capital standard within the common supervision framework it is currently developing, also have the potential for significant impact on the Company. Furthermore, the IAIS has developed policy measures for institutions it designates as Global Systemically Important Insurers, including enhanced supervision standards, measures to facilitate resolution, and capital requirements to increase loss absorption capacity.
Taxation of the Company and its Subsidiaries
The following summary of the taxation of PartnerRe and its subsidiaries, PartnerRe Bermuda, PartnerRe Europe, PartnerRe Asia, and PartnerRe U.S. Corporation and its subsidiaries (collectively PartnerRe U.S. Companies) is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary, especially in the U.S. where significant tax reforms may be implemented by the new Administration in 2017. See Risk Factors—Taxation Risks in Item 3 above for discussion of potential tax reforms.
Certain subsidiaries, branch offices and representative offices of the Company are subject to taxation related to operations in Brazil, Canada, Chile, China, France, Hong Kong, Ireland, Labuan, Mexico, Singapore, Switzerland and the U.S. The discussion below covers the significant locations for which the Company or its subsidiaries are subject to taxation.
Bermuda
PartnerRe Ltd. and PartnerRe Bermuda have each received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, that in the event that any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to PartnerRe Ltd. or PartnerRe Bermuda or to any of their operations or the shares, debentures or other obligations of PartnerRe Ltd. or PartnerRe Bermuda until March 2035. These assurances are subject to the proviso that they are not construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (PartnerRe Ltd. and PartnerRe Bermuda are not currently so designated) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act, 1967 of Bermuda or otherwise payable in relation to the property leased to PartnerRe Bermuda.
Canada
The Canadian life branch of PartnerRe Bermuda and the Canadian non-life branch of PartnerRe U.S. are subject to Canadian taxation on their profits.
The profits of the Canadian life branch of PartnerRe Bermuda and the Canadian non-life branch of PartnerRe U.S. are taxed at the federal level as well as the Ontario provincial level at a combined rate of 26.5% in 2016. See also the discussion of taxation in the United States below.

France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. Since January 1, 2016, the tax on corporate profits in France has been 34.43%. The French Bill for 2017, enacted on December 30, 2016, includes a decrease of the statutory corporate income tax rate from 34.43% to 28%. This new rate will be first applicable to small companies; it will have a partial effect on PartnerRe’s taxation in 2018 and a full effect in 2019. See also the discussion of taxation in Ireland below.
Ireland
The Company’s Irish subsidiaries, PartnerRe Holdings Europe Limited, PartnerRe Europe, PartnerRe Ireland, and PartnerRe Ireland Finance DAC conduct business in and are subject to taxation in Ireland. Profits of an Irish trade or business are subject to Irish corporation tax at the rate of 12.5%, whereas profits arising from other than a trade or business are taxable at the rate of 25%. The Swiss, U.S. and French branches and subsidiaries of PartnerRe Europe are subject to taxation in Ireland at the Irish corporation tax rate of 12.5%. However, under Irish domestic tax law, the amount of tax paid in Switzerland, U.S. and France can be credited or deducted against the Irish corporation tax. As a result, the Company does not expect to incur significant taxation in Ireland with respect to the Swiss, U.S., and French branches.
Singapore
The Company’s Singapore subsidiary, PartnerRe Asia, is subject to corporate taxation in Singapore at the rate of 17% on profits arising from onshore business and 10% on profits arising from offshore business. However, tax exemptions may apply to qualifying profits derived from certain lines of business.
Switzerland
The Swiss branch of PartnerRe Europe is subject to Swiss taxation, mainly on profits and capital. To the extent that net profits are generated, profits are taxed at a rate of 21.15%. The branch pays capital taxes at a rate of approximately 0.17% on its imputed branch capital calculated according to a procured taxation ruling. See also the discussion of taxation in Ireland above.
United States
PartnerRe U.S. Companies transact business in and are subject to taxation in the U.S. The Canadian non-life branch of PartnerRe U.S. conducts business in Canada and is subject to taxation in Canada as discussed above. Under U.S. tax law, the amount of tax paid in Canada by the Canadian non-life branch of PartnerRe U.S. can be credited or deducted against U.S. corporation tax.
In addition, PartnerRe Europe writes certain U.S. facultative and Latin American business, through its reinsurance intermediaries, PartnerRe Miami in Miami, Florida and PartnerRe Connecticut in Greenwich, Connecticut. As a result, PartnerRe Europe is deemed to be engaged in a U.S. trade or business and thus is subject to taxation in the U.S. Finally, PartnerRe Capital Investments Corp. (PCIC) is also a U.S. corporation subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 35%. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe for its U.S. intermediaries (PartnerRe Miami and PartnerRe Connecticut) and PCIC, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 35% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 54% on the net income connected with a U.S. trade or business.
Foreign corporations not engaged in a trade or business in the U.S. are subject to U.S. income tax, effected through withholding by the payer, on certain fixed or determinable annual or periodic gains, profits and income derived from sources within the U.S. as enumerated in Section 881(a) of the Internal Revenue Code, such as dividends and interest on certain investments.
The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to reinsurance premiums paid to PartnerRe Bermuda is 1% of gross premiums.

Legal Proceedings
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance treaties. This category of business litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity. While the outcome of business litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
At December 31, 2016, the Company was not a party to any litigation or arbitration that it believes could have a material effect on the financial condition, results of operations or liquidity of the Company.
Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealing with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the U.S. by non-U.S. entities and even when such activities were conducted in compliance with applicable law.
On January 16, 2016, the United States and the EU eased sanctions against Iran pursuant to the Joint Comprehensive Plan of Action, and many of the reportable activities, transactions and dealings under Section 13(r) are no longer subject to U.S. sanctions and no longer prohibited by applicable local law.
Certain of our non-U.S. reinsurance operations provide reinsurance treaty coverage to non-U.S. insurers of marine & energy risks as well as mutual associations of ship owners that provide their members with protection and liability coverage. As a result of the recent lifting of European sanctions on Iran, some of these insurers have informed us that they have begun shipping, or will begin to ship, cargo to and from Iran, including transporting crude oil, petrochemicals and refined petroleum products.  Because these non-U.S. subsidiaries insure or reinsure multiple voyages and fleets containing multiple ships, we are unable to attribute gross revenues and net profits from such policies to activities with Iran. As the activities of our insureds are permitted under applicable laws and regulations, the Company intends for its non-U.S. subsidiaries to continue providing such coverage to its insureds and reinsureds.
A non-U.S. subsidiary provides a property catastrophe excess of loss reinsurance to an Iranian pool of insurers of which one member is Bimeh Iran. Bimeh Iran is an entity that has been identified as owned or controlled by the Government of Iran and appears on the List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599. The agreement was executed in 2017 and coverage began on September 23, 2016 for one year. Expected gross revenue is €100,000 and expected net profits attributable to this contract are €10,000. The subsidiary intends to continue providing such coverage in accordance with applicable law.

C. Organizational Structure
Following the acquisition of the Company’s common shares on March 18, 2016, the Company became a wholly-owned subsidiary of Exor N.V. and, as such, a subsidiary of the ultimate parent company, EXOR S.p.A., one of Europe’s leading investment companies, controlled by the Agnelli family.
On October 27, 2016, Exor N.V. changed its name to EXOR Nederland N.V.
On December 11, 2016, a cross-border merger of EXOR S.p.A. with and into EXOR HOLDING N.V. became effective. Following this merger, EXOR HOLDING N.V. was renamed EXOR N.V. As a result of this merger, EXOR N.V., headquartered in Amsterdam, the Netherlands, is the ultimate parent of the Company and the holding company of the EXOR Group. EXOR N.V. is listed on the Milan Stock Exchange.
In addition to the Company, significant subsidiaries of EXOR N.V. include Fiat Chrysler Automobiles, CNH Industrial, Ferrari, The Economist Group, Juventus Football Club, Welltec and Banca Leonardo.
The Company’s principal operating subsidiaries at December 31, 2016 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Asia Pacific Pte. Ltd.	Singapore	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
See Exhibit 8.1 to this annual report on Form 20-F for a listing of all of the Company’s subsidiaries.

D. Property, Plants and Equipment
The Company does not own any significant property, plants and equipment but does lease office space in Hamilton (Bermuda) where the Company’s principal executive offices are located. Additionally, the Company leases office space in various other locations, principally in Dublin, Connecticut in the U.S., Paris and Zurich.

ITEM 4.A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussions should be read in conjunction with our consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 in Item 18 of this report.
The financial results below are presented in U.S. dollar as the reporting currency. The financial information presented below is based on, or has been derived from, the U.S. GAAP.
This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See Safe Harbor in Item 5 and Risk Factors in Item 3 of this report for a discussion of risks and uncertainties.
Executive Overview
The Company is a leading global reinsurer, with a broadly diversified and balanced portfolio of traditional reinsurance and insurance risks and capital markets risks. The Company has three segments comprised of two non-life segments: P&C and Specialty, and the Life & Health segment (see Results by Segment section below).
The Company’s long-term objective is to manage a portfolio of diversified risks that will create shareholder value. Given the Company’s profitability in any particular quarterly or annual period can be significantly affected by the level of large catastrophic losses or the impact of changes in interest rates on the change in fair value of investments (see Key Factors Affecting Year-over-Year Comparability below), management assesses this long-term objective over the reinsurance cycle since the Company’s performance during any particular quarterly or annual period is not necessarily indicative of its performance over the longer-term reinsurance cycle. For a discussion of the metrics that management uses to measure its success in achieving its long-term objective, see Key Financial Measures section below.
Industry Environment, Strategic Initiatives and Capital Management
The Company’s Non-life operations are facing a challenging and limited growth environment, which is driven by continued price decreases and significant pressure on terms and conditions in most markets and lines of business. These drivers reflect increased competition and excess capacity in the industry, and relatively low loss experience.
In 2016, management announced the formation of a new organizational structure that would provide increased value to its clients around the world and better align the Company’s product and global expertise with the needs of its client base. Effective July 1, 2016, PartnerRe’s business units have been consolidated into three worldwide business units comprised of P&C, Specialty and Life and Health, which, as noted above, represent the Company’s segments.
See Risk Factors—Legal and Regulatory Risks and Risk Factors—Taxation Risks in Item 3 of this report for a description of governmental, economic or political factors that may affect our business.
The following discussion provides an overview of business operations, trends and the outlook for 2017 with respect to each of the Company’s Non-life, Life and Health and Investment operations.
Non-life reinsurance operations, trends and 2017 outlook
The Company generates its Non-life reinsurance revenue from premiums. Premium rates and terms and conditions vary depending on market conditions. Pricing cycles are driven by supply of capital in the industry and demand for reinsurance and insurance and other risk transfer products. The reinsurance business is also influenced by several other factors, including variations in interest rates and financial markets, changes in legal, regulatory and judicial environments, loss trends, inflation and general economic conditions. The Company writes a large majority of its business on a treaty basis and the majority of the non-life treaty business renewed on January 1, 2017. The remainder of this business renews at other times during the year. In addition to treaty business, the Company writes direct and facultative business which renews throughout the year.
The Company differentiates itself through its risk management strategy, its financial strength, its underwriting selection process and its global presence. In assuming its clients’ risks, the Company removes the volatility associated with those risks from the client, and then manages those risks and the risk-related volatility. Through its broad product and geographic diversification, the Company is able to achieve a better portfolio diversification of risk compared to its clients, and its execution capabilities and global presence enables the Company to respond quickly to market needs.
A key challenge facing the Company is successfully managing risk through all phases of the reinsurance cycle. The Company believes that its long-term strategy of closely monitoring the progression of each business, being selective in the business that it writes, and maintaining the diversification and balance of its portfolio, will optimize returns over the reinsurance cycle. Individual businesses and markets have their own unique characteristics and are at different stages of the reinsurance pricing cycle at any given point in time. Management believes the Company has an appropriate portfolio diversification by product, geography, type of business, length of tail and distribution channel. Further, management believes that this diversification, in addition to the financial strength of the Company and its strong global franchise, will help to mitigate cyclical declines in underwriting profitability.
The Non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. Since late 2003, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has been experiencing a soft market with general decreases in pricing and profitability. Erosion of prices and terms, resulting from excess capital and benign loss activity, and limited new opportunities continue to provide a challenge to writing non-life business that meets our profitability requirements. This trend is expected to continue in the near future.
The outlook for 2017 for each of the P&C and Specialty segments are summarized as follows:
2017 P&C Segment Outlook
During the January 1, 2017 renewals, the Company observed challenging market conditions primarily driven by continued competition exhibited through both lower pricing and broader contractual terms. As a result of these factors, and given the limited new business or growth opportunities, the overall expected premium volume from the Company’s January 1, 2017 renewals, at constant foreign exchange rates, decreased compared to the prior year renewal. Although premium volume has decreased compared to the prior year renewal, overall profitability is expected to remain unchanged as the non-renewed business carried lower margins.
2017 Specialty Segment Outlook
During the January 1, 2017 renewals, the Company generally observed continued competitive conditions across all markets, with ample reinsurance capacity and pressure on terms. As a result of these factors, and given the limited new business or growth opportunities, the expected premium volume from the Company’s January 1, 2017 renewal, at constant foreign exchange rates, decreased compared to the prior year renewal. Although premium volume has decreased compared to the prior year renewal, the recent renewal was in line with management’s expectations.
Life and Health reinsurance operations, trends and 2017 outlook
The Company’s Life and Health segment derives revenues primarily from renewal premiums from existing reinsurance treaties and new premiums from existing or new reinsurance treaties. Within the Life and Health segment, the Company writes mortality (including disability), longevity and U.S. accident and health products. Management believes the Life and Health business provides the Company with diversification benefits and balance to its portfolio as they are generally not correlated to the Company’s Non-life business.
The long-term profitability of the life business (including the mortality and longevity lines of business) mainly depends on the volume and amount of death claims incurred and the ability to adequately price the risk the Company assumes. The majority of the premium arises from long-term in-force contracts. The life reinsurance policies are often in force for the remaining lifetime of the underlying individuals insured, with premiums earned typically over a period of 10 to 30 years. The volume of the business may be reduced each year by terminations of the underlying treaties related to lapses, voluntary surrenders, death of insureds and recaptures by ceding companies. While death claims are reasonably predictable over a period of many years, claims become less predictable over shorter periods and can fluctuate significantly from period to period.
The active January 1 renewals for Life business only impact the short-term mortality in-force premium, which is a relatively limited portion of the Life portfolio. For those treaties that actively renewed, pricing conditions and terms were under moderate pressure compared to the January 1, 2016 renewals. Management expects moderate continued growth in the Company’s Life portfolio in 2017 assuming constant foreign exchange rates.
The acquisition of Aurigen will enable the Company to expand its life reinsurance footprint in Canada and the U.S. with limited overlap in market coverage.
The long-term profitability of the accident and health business mainly depends on the volume and amount of medical claims and expenses. While the volume of medical claims can be predicted to a certain extent, the amount of claims and expenses depends on various factors, primarily healthcare inflation rates, driven by a shift towards the older population, reliance on expensive medical equipment and technology, and changes in demand for healthcare services over time.
At the January 1, 2017 renewals, the expected premium volume arising from the PartnerRe Health business, at constant foreign exchange rates, held steady compared to the prior year. Strong client retention and organic growth in the underlying portfolios were largely offset by continued market pressure on reinsurance pricing. Similar expectations remain for the remainder of 2017. We may see the impact of any material change contemplated by the new U.S. administration to the Healthcare Act reform on the reinsurance market during the January 1, 2018 renewals at the earliest.
Investment operations, trends and 2017 outlook
The Company generates revenue from its high quality investment portfolio, as well as the investments underlying the funds held–directly managed account, through net investment income, including coupon interest on fixed maturities and realized and unrealized gains and losses on investments.
For the Company’s investment risks, which include public, private market and real estate investments, diversification of risk is critical to achieving the risk and return objectives of the Company. The Company’s investment policy distinguishes between liquid, high quality assets that support the Company’s liabilities, and the more diversified, higher risk asset classes that are allowed within the Company’s capital funds (see Liquidity and Capital Resources— Shareholders’ Equity and Capital Resources Management—Liquidity below for a discussion of liability and capital funds).
While there will be years where such investments may earn less than the risk-free rate of return, or potentially even negative results, the Company believes the rewards for assuming these risks in a disciplined and measured way will produce a positive excess return to the Company over time. Additionally, since a portion of our investment risks are not fully correlated with the Company’s reinsurance risks, this increases the overall diversification of the Company’s total risk portfolio.
The Company follows prudent investment guidelines through a strategy that seeks to maximize returns while managing investment risk in line with the Company’s overall objectives of earnings stability and long-term book value growth. The Company allocates its invested assets into two categories: liability funds and capital funds. A key challenge for the Company is achieving the right balance between current investment income and total returns (that include price appreciation or depreciation) in changing market conditions. The Company regularly reviews the allocation of investments to asset classes within its investment portfolio and its funds held–directly managed account and allocates investments to those asset classes the Company anticipates will outperform in the future, subject to limits and guidelines. Similarly, the Company reduces its exposure to asset classes where returns are deemed unattractive. The Company may also lengthen or shorten the duration of its fixed maturity portfolio in anticipation of changes in interest rates, or increase or decrease the amount of credit risk it assumes, depending on credit spreads and anticipated economic conditions.
The Company’s investment operations continue to respond to uncertain market conditions. In 2016, while interest rates rose modestly from the prior year, there was volatility during the year. Generally, in 2016, equity markets were positive and corporate credit spreads remained tight. Assuming constant foreign exchange rates, management expects a decrease in net investment income in 2017, mainly due to changes in asset allocation.
A. Operating Results
As a result of the Company’s shares no longer being listed on the NYSE and the Company having only one common shareholder, operating earnings per share and book value per share data are no longer considered meaningful and have been excluded for both the current reporting period and for the comparative periods.
Key Financial Measures
The Company is in the business of assessing and assuming risk for an appropriate return. The Company creates value through its ability to understand, evaluate, diversify and distribute risk. Its strategy is founded on a capital-based risk appetite and the selected risks that management believes will allow the Company to meet its goals for appropriate profitability and risk management within that appetite. Management believes that this construct allows the Company to balance the cedant’s need for confidence of claims payment with its shareholder’s need for an appropriate return on their capital.
Throughout this annual report, the Company’s operating results and discussions on liquidity and capital resources have been presented in the way that management believes will be the most meaningful and useful to its common shareholder, preferred shareholders, debt holders, rating agencies and others who use financial information in evaluating the performance of the Company. These measures are presented in the following sections below.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparison of the Company’s results for the years ended December 31, 2016, 2015 and 2014 include certain other expenses, volatility in capital markets, large catastrophic and large loss events, and foreign exchange movements. These factors may continue to affect our results of operations and financial condition in the future.
Other Expenses
The results for the years ended December 31, 2016 and 2015 were significantly impacted by certain expenses that are reasonably expected to not recur, included within Other expenses, as follows (in millions of U.S. dollars):

Year ended December 31,	Total
2016	$128
2015	$411
During the year ended December 31, 2016, the Company recorded $128 million of transaction and severance related costs as follows:

•	$45 million of severance expenses associated with the restructuring of the Company’s business units, certain changes to the Company’s investment operations and executive changes;

•	$38 million in stock-based compensation expense related to the Company’s share-based awards which fully vested and were settled in cash upon the change in control of the Company on March 18, 2016; and

•	$45 million were other transaction related costs, which included $38 million for professional fees.
During the year ended December 31, 2015, the Company recorded $411 million of transaction and severance related costs as follows:

•
$315 million paid to Axis Capital Holdings Limited (AXIS) as a termination fee and reimbursement of expenses (AXIS Amalgamation Agreement Termination Fee) in connection with the termination of the Agreement and Plan of Amalgamation (Amalgamation Agreement) that the Company previously entered into with AXIS. The Amalgamation

Agreement was terminated in connection with the execution of the Merger Agreement with Exor N.V. and EXOR S.p.A (Merger Agreement);

•	$71 million other costs primarily related to professional fees and severance costs associated with the Amalgamation Agreement and Merger Agreement referred to above; and

•
$25 million negotiated earn-out consideration cost paid in 2015 to the former shareholders of Presidio. The Company previously accrued $4 million in connection with the Earn-out Agreement through December 31, 2014 for a total earn-out consideration of $29 million.

Volatility in Capital Markets
Operating results for the years ended December 31, 2016, 2015 and 2014 were significantly impacted by the volatility in the capital markets with the Company reporting net realized and unrealized gains (losses) on investments in net income as follows (in millions of U.S. dollars):

Year ended December 31,	Total
2016	$26
2015	$(297)
2014	$372
In 2016, U.S. risk-free interest rates increased at the end of the year and credit spreads narrowed compared to December 31, 2015 resulting in a net realized and unrealized gain on investments recorded in net income.
In 2015, U.S. risk-free interest rates increased, credit spreads widened and worldwide equity markets deteriorated compared to December 31, 2014. The result of these movements was a net realized and unrealized loss on investments recorded in net income.
In 2014, U.S. and European risk-free interest rates decreased and U.S. equity markets improved compared to December 31, 2013. The result of these movements was a net realized and unrealized gain on investments recorded in net income.
Large Catastrophic and Large Loss Events
As the Company’s reinsurance operations are exposed to low-frequency and high-severity risk events, some of which are seasonal, results for certain periods may include unusually low loss experience, while results for other periods may include modest or significant catastrophic losses. The Company considers losses greater than $35 million to be large catastrophic or large loss events.
The impact of the Canadian Wildfires, Hurricane Matthew and the Ghana energy loss in 2016 and the Tianjin Explosion in 2015 on the Company’s operating results for the years ended December 31, 2016 and 2015 were as follows (in millions of U.S. dollars):

2016	P&C segment	Specialty segment	Total Non-life(1)
Large catastrophic and large losses	$110	$46	$156

Impact on the loss ratio	5.8%	2.2%	4.2%
Impact on the technical ratio	5.3%	2.6%	4.0%
Impact on the non-life combined ratio			4.0%

(1)
Large catastrophic and large losses, net of retrocession and reinstatement premiums, are comprised of $69 million related to the Canadian Wildfires, $45 million related to Hurricane Matthew, and $42 million related to the Ghana energy loss.

2015	P&C segment	Specialty segment	Total Non-life(1)
Large catastrophic and large losses	$37	$22	$59

Impact on the loss ratio	1.7%	1.2%	1.5%
Impact on the technical ratio	1.7%	1.2%	1.5%
Impact on the non-life combined ratio			1.5%

(1)	Large losses of $59 million related to the Tianjin Explosion, net of retrocession.

The loss ratio, technical ratio, and the non-life combined ratio are presented and defined in Note 20 in the Notes to Consolidated Financial Statements in Item 18 of this report. These ratios are calculated based on the losses noted in the table above divided by net premiums earned, as presented in Results by Segment section below.

Foreign Exchange Movements
The Company’s reporting currency is the U.S. dollar. The Company’s significant subsidiaries and branches have one of the following functional currencies: U.S. dollar, Euro or Canadian dollar. As a significant portion of the Company’s operations is transacted in foreign currencies, fluctuations in foreign exchange rates may affect year-over-year comparisons. To the extent that fluctuations in foreign exchange rates affect comparisons, their impact has been quantified, when possible, and discussed throughout this annual report. See Note 2(m) to the Consolidated Financial Statements in Item 18 of this report for a discussion of translation of foreign currencies.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:

•
the U.S. dollar average exchange rate for the year was stronger against most currencies, except the Japanese yen, in 2016 compared to 2015 and was stronger against most currencies in 2015 compared to 2014; and

•	the U.S. dollar ending exchange rate strengthened against most currencies, except the Japanese yen and the Canadian dollar, at December 31, 2016 compared to December 31, 2015.
The strengthening of the U.S. dollar in 2016 and 2015 had a significant impact on certain individual line items of the Company’s Consolidated Statement of Operations, including gross and net premiums written and earned and net foreign exchange gains. However, the overall net impact is not significant due to the matching of assets and liabilities by currency, resulting in foreign exchange movements offsetting, and due to the hedging of material foreign exchange exposures. See also section B. Liquidity and Capital Resources—Currency below for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.

Review of Net Income
The components of net income and net income attributable to PartnerRe Ltd. common shareholders for the years ended December 31, 2016, 2015 and 2014 are presented in the Company’s Consolidated Statement of Operations, and the breakdown by segment in Note 20 to the Consolidated Financial Statements in Item 18 of this report.
Management analyzes the Company’s net income in three parts: underwriting result, investment result and other components of net income or loss not allocated to the Company’s Non-life (P&C and Specialty) and Life and Health segments.
The components of net income, as disclosed in Note 20 to the Consolidated Financial Statements in Item 18 of this report, for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars):

	2016	2015	2014
Underwriting result:
Non-life	$249	$584	$610
Life and Health	$3	$35	$13
Investment result:
Net investment income	$411	$450	$480
Net realized and unrealized investment gains (losses)	$26	$(297)	$372
Interest in (losses) earnings of equity method investments	$(23)	$6	$15
Other components of net income not allocated to segments:
Other income not allocated to segments	$3	$3	$5
Other expenses not allocated to segments	$(177)	$(509)	$(130)
Interest expense	$(49)	$(49)	$(49)
Loss on redemption of senior notes	$(22)	$—	$—
Amortization of intangible assets	$(26)	$(27)	$(27)
Net foreign exchange gains (losses)	$78	$(9)	$18
Income tax expense	$(26)	$(80)	$(239)
Net income	$447	$107	$1,068
The increase in net income in 2016 compared to 2015 was primarily due to the change from net realized and unrealized investment losses in 2015 to gains in 2016, and other expenses in 2015, which included the AXIS Amalgamation Agreement Termination Fee of $315 million. These were partially offset by the reduction in underwriting income and net investment income.
The decrease in net income in 2015 compared to 2014 was primarily due to the change from net realized and unrealized investment gains in 2014 compared to losses in 2015, the AXIS Amalgamation Agreement Termination Fee paid in 2015 and the reduction in net investment income. These decreases were partially offset by a decrease in income tax expense.
Each of the components of net income, and changes for the years presented above, is described below.

Underwriting Result
Underwriting result consists of net premiums earned and other income less losses and loss expenses, acquisition costs and other expenses. Underwriting result is a measurement that the Company uses to manage and evaluate its Non-life segments (P&C and Specialty) and Life and Health segment as it is a primary measure of underlying profitability for the Company’s core reinsurance operations, separate from the investment results. The Company believes that in order to enhance the understanding of its profitability, it is useful for our shareholders and other users of this report to evaluate the components of net income or loss separately and in the aggregate. Underwriting result should not be considered a substitute for net income or loss and does not reflect the overall profitability of the business, which is also impacted by investment results and other items.
2016 compared to 2015
The decrease in the Non-life underwriting result for 2016 compared to 2015 primarily reflected a higher level of reported large and mid-sized loss activity and a lower level of net favorable prior year loss development (see Note 8(a) to the Consolidated Financial Statements in Item 18 of this report). The most significant losses in 2016, net of any reinsurance and reinstatement premiums, were the Canadian Wildfires ($69 million), Hurricane Matthew ($45 million) and a Ghana energy loss ($42 million). The net favorable prior year loss development decreased compared to 2015 in both Non-life segments.

The decrease in the underwriting result for the Life and Health segment, which excludes allocated investment income, was primarily due to a lower level of net favorable prior year loss development from both the mortality and health lines of business.
See Results by Segment below for further details.
2015 compared to 2014
The decrease in the Non-life underwriting result in 2015 compared to 2014 primarily reflected increasingly competitive pricing and conditions, resulting in higher downward prior year premium adjustments, modestly higher loss picks and higher acquisition costs, and large catastrophic losses related to the Tianjin Explosion. The net favorable prior year loss development increased compared to 2014, primarily as a result of increases in the Specialty segment.
The increase in the underwriting result for the Life and Health segment, which excludes allocated investment income, was primarily due to a higher level of net favorable prior year loss development from both the mortality and health lines of business.
See Results by Segment below.
Investment Result
Investment result consists of net investment income, net realized and unrealized investment gains or losses and interest in earnings or losses of equity method investments.
Net investment income includes interest, dividends and amortization, net of investment expenses, generated by the Company’s investment activities, as well as interest income generated on funds held assets.
Net realized and unrealized investment gains or losses include sales of the Company’s fixed income, equity and other invested assets and investments underlying the funds held–directly managed account and changes in net unrealized gains or losses.
Interest in earnings or losses of equity method investments represents the Company’s aggregate share of earnings or losses related to several private placement investments and limited partnership interests.
Net Investment Income
Net investment income by asset source for the years ended December 31, 2016, 2015 and 2014 was as follows (in millions of U.S. dollars):

	2016	2015	2014
Fixed maturities, short-term investments and cash and cash equivalents	$398	$426	$445
Equities	4	31	40
Funds held and other	34	27	33
Funds held–directly managed	10	12	14
Investment expenses	(35)	(46)	(52)
Net investment income	$411	$450	$480
Because of the interest-sensitive nature of some of the Company’s life products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment (see discussion on Life and Health segment above). The following discussion includes net investment income from all investment activities, including the net investment income allocated to the Life and Health segment.
2016 compared to 2015
Net investment income decreased in 2016 compared to 2015 due to lower income from fixed income securities, the strengthening of the U.S. dollar against most major currencies (which resulted in a 2% decrease in net investment income) and a decrease from equities, primarily due to a change in investment portfolio composition. These decreases were partially offset by lower investment expenses.
2015 compared to 2014
Net investment income decreased in 2015 compared to 2014 due to lower income from fixed income securities, the strengthening of the U.S. dollar against most major currencies (which resulted in a 4% decrease in net investment income) and a decrease from equities, primarily due to lower dividend income.

2017 Outlook
Assuming constant foreign exchange rates, management expects net investment income to decrease in 2017 compared to 2016 primarily due to portfolio repositioning.
Net Realized and Unrealized Investment Gains (Losses)
The Company’s portfolio managers have a total return investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. To meet this objective, it is often desirable to buy and sell securities to take advantage of changing market conditions and to reposition the investment portfolios. Accordingly, recognition of realized gains and losses is considered by the Company to be a normal consequence of its ongoing investment management activities. In addition, the Company records changes in fair value for substantially all of its investments as unrealized investment gains or losses in its Consolidated Statements of Operations. Realized and unrealized investment gains and losses are generally a function of multiple factors, with the most significant being prevailing interest rates, credit spreads and equity market conditions.
The components of net realized and unrealized investment gains (losses) for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars):

	2016	2015	2014
Net realized investment gains on fixed maturities and short-term investments	$97	$66	$121
Net realized investment gains (losses) on other invested assets	5	(33)	(21)
Net realized investment gains on funds held–directly managed	1	1	2
Net realized investment gains on equities	—	138	99
Net realized investment gains	103	172	201
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	(90)	(277)	229
Change in net unrealized investment (losses) gains on equities	(15)	(188)	3
Change in unrealized investment gains (losses) on other invested assets	25	1	(58)
Change in net unrealized investment (losses) gains on funds held–directly managed	—	(6)	1
Net other realized and unrealized investment gains (losses)	3	1	(4)
Change in net unrealized investment (losses) gains	(77)	(469)	171
Net realized and unrealized investment gains (losses)	$26	$(297)	$372
2016 compared to 2015
The net realized and unrealized investment gains of $26 million in 2016 were primarily due to narrowing of credit spreads, partially offset by increases in U.S. risk-free interest rates. Net realized and unrealized investment losses of $297 million in 2015 are described below.
2015 compared to 2014
The net realized and unrealized investment losses of $297 million in 2015 were primarily due to increases in U.S. risk-free interest rates, the widening of credit spreads, decreases in worldwide equity markets and realized losses on treasury note futures. Net realized and unrealized investment gains were $372 million in 2014 and were primarily due to decreases in U.S. and European risk-free interest rates and improvements in worldwide equity markets, which were partially offset by losses on treasury note futures and widening credit spreads.
Other Components of Net Income Not Allocated to Segments
Other Income
Other income primarily relates to income on insurance-linked securities and principal finance transactions within the Corporate and Other segment.
Other Expenses
The Company’s total other expenses for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars, except ratios):

	2016	2015	2014
Other expenses, as reported	$472	$791	$450
AXIS Amalgamation Agreement Termination Fee and Presidio earn-out expense	—	(340)	—
Other transaction and severance related costs	(128)	(71)	—
Other expenses, as adjusted for various transaction and Presidio related costs	$344	$380	$450
Other expenses, as adjusted, as a % of total net premiums earned	6.9%	7.2%	8.0%
2016 compared to 2015
Other expenses decreased by $319 million, or 40%, in 2016 compared to 2015 primarily due to the AXIS Amalgamation Agreement Termination Fee of $315 million and the Presidio earn-out expense of $25 million related to payments to former shareholders in 2015. In addition, other transaction and severance related costs were $57 million higher in 2016 than in 2015 primarily as a result of the closing of the acquisition by Exor N.V. in March 2016 and costs related to the reorganization of the Company’s operations (see Note 21 to the Consolidated Financial Statements in Item 18 of this report for further details).
2015 compared to 2014
Other expenses were higher in 2015 compared to 2014 by $341 million, or 76%, primarily due to the AXIS Amalgamation Agreement Termination Fee of $315 million, the Presidio earn-out expense of $25 million and the other transaction and severance related costs of $71 million in 2015 referred to above. These increases were partially offset by the impact of foreign exchange and lower personnel, facilities and information technology costs in 2015 compared to 2014.
Interest Expense
Interest expense in 2016 was comparable to 2015 and 2014.
Loss on Redemption of Senior Notes
The loss on redemption of senior notes related to the redemption of the $250 million senior notes during the year from the make whole payment to the note holders representing the present value of the remaining scheduled payments on the notes following their early redemption. See Note 10 to the Consolidated Financial Statements in Item 18 for further details of the Company’s redemption of senior notes.
Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009 and Presidio in 2012.
Net Foreign Exchange Gains (Losses)
The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report.
The net foreign exchange gains in 2016 resulted primarily from the impact of the strengthening of the U.S. dollar on certain unhedged non-U.S. denominated liabilities, partially offset by the cost of hedging activities.
The net foreign exchange losses in 2015 resulted primarily from the impact of the strengthening of the U.S. dollar on certain unhedged non-U.S. denominated investment portfolios, partially offset by gains related to the timing of hedging activities and the difference in forward points embedded in the Company’s hedges.
Income Taxes
The effective income tax rate, which the Company calculates as income tax expense or benefit divided by net income or loss before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax net income or loss in any given period between different jurisdictions with comparatively higher tax rates and those with comparatively lower tax rates. The geographic distribution of pre-tax net income or loss can vary significantly between periods due to, but not limited to, the following factors: the business mix of net premiums written and earned, the geographic location, quantum and nature of net losses and loss expenses and life policy benefits incurred, the quantum and geographic location of other expenses, net investment income, net realized and changes in unrealized investment gains and losses and the quantum of specific adjustments to determine the income tax basis in each of the Company’s operating jurisdictions. In addition, a significant portion of the Company’s gross and net premiums are written and earned in Bermuda, a non-taxable jurisdiction, including the majority of the Company’s catastrophe business, which can result in significant volatility in the Company’s pre-tax net income or loss from period to period.

The Company’s income tax expense and effective income tax rate for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars):

	2016	2015	2014
Income tax expense	$26	$80	$239
Effective income tax rate	5.5%	42.6%	18.3%
2016 compared to 2015
Income tax expense and the effective income tax rate during 2016, 2015 and 2014 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various taxable and non-taxable jurisdictions.
In 2016, the income tax expense and the effective income tax rate included a significant portion of the Company’s pre-tax net income recorded in non-taxable jurisdictions and jurisdictions with comparatively lower tax rates driven by net favorable prior year loss development and net realized and unrealized gains, which were partially offset by catastrophe losses. A less significant portion of the Company’s pre-tax net income was recorded in jurisdictions with comparatively higher tax rates and was driven by net favorable prior year loss development, which was partially offset by net realized and unrealized investment losses. In addition, the income tax expense recorded in jurisdictions with comparatively higher tax rates included a tax benefit during 2016 following the favorable outcome of certain tax litigation and favorable adjustments related to certain tax-exempt bonds.
In 2015, the income tax expense and the effective income tax rate reflects the Company’s jurisdictions with comparatively higher tax rates recording a pre-tax net income, driven by net favorable prior year loss development, which was partially offset by net realized and unrealized investment losses. The Company’s non-taxable jurisdictions recorded a pre-tax net loss with no associated tax benefit, driven primarily by the AXIS Amalgamation Agreement Termination Fee and net realized and unrealized investment losses, which were partially offset by net favorable prior year loss development and the absence of large catastrophic losses. The Company’s jurisdictions with comparatively lower tax rates recorded a modest pre-tax net income and a tax benefit related primarily to the release of a valuation allowance previously recorded against tax loss carryforwards.
2015 compared to 2014
In 2014, the income tax expense and the effective income tax rate included a relatively even distribution of the Company’s pre-tax net income between its various jurisdictions. The Company’s pre-tax net income recorded in non-taxable jurisdictions and jurisdictions with comparatively lower tax rates was driven by net favorable prior year loss development and the absence of large catastrophic losses. The Company’s pre-tax net income recorded in jurisdictions with comparatively higher tax rates was driven by net realized and unrealized investment gains, net favorable prior year loss development and the absence of large catastrophic losses.
Results by Segment
Effective July 1, 2016, the Company’s business units have been consolidated into three worldwide business units comprised of P&C, Specialty and Life and Health. The new organizational structure provides increased value to the Company’s clients around the world and better aligns PartnerRe’s global expertise with the needs of its clients’ base.
Following the realignment of its business units, the Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. Segments represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management. As a result of the realignment of its business units, segment data included below for prior periods has been recast to conform to the current year presentation. See the description of the Company’s segments as well as a discussion of how the Company measures its segment results in Note 20 to the Consolidated Financial Statements included in Item 18 of this report.
The following table reconciles the technical results presented in the P&C segment and Specialty segment sections below to the total Non-life underwriting results presented in the Review of Net Income above. See also Note 20 to the Consolidated Financial Statements in Item 18 for further details.

	2016			2015			2014
	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life
Technical result	$282	$194	$476	$541	$262	$803	$666	$193	$859
Other income			2			—			3
Other expenses			(229)			(219)			(252)
Underwriting result			$249			$584			$610

P&C Segment
The P&C segment provides holistic access to property and casualty risks, including property catastrophe and facultative risks through five regions: North America; Europe; Asia; Latin America; and Middle East, Africa and Russia.
The components of the technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios, which are calculated as a percentage of net premiums earned, for the P&C segment for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars, except ratios):

	2016	2015	2014
Gross premiums written	$2,269	$2,371	$2,539
Net premiums written	$2,061	$2,236	$2,467
Net premiums earned	$2,086	$2,240	$2,401
Losses and loss expenses	(1,248)	(1,129)	(1,136)
Acquisition costs	(556)	(570)	(599)
Technical result	$282	$541	$666
Loss ratio	59.8%	50.4%	47.3%
Acquisition ratio	26.7	25.4	24.9
Technical ratio	86.5%	75.8%	72.2%
Premiums
The P&C segment represented 42%, 43% and 43% of total net premiums written in 2016, 2015 and 2014, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year to year comparisons.
2016 compared to 2015
The decrease in gross premiums written resulted primarily from foreign exchange movements and cancellations and non-renewals due to continued pressure on pricing and increased retentions by clients, which were partially offset by new business written. Net premiums written and earned decreased due to the same factors driving the decrease in gross premiums written, in addition to higher premiums ceded in the catastrophe portfolio.
2015 compared to 2014
The decrease in gross premiums written was driven primarily by cancellations due to pricing and increased retentions by clients and downward prior year premium adjustments, which were partially offset by new business written. Net premiums written and earned decreased due to the same factors driving the decreases in gross premiums written, in addition to higher premiums ceded in the catastrophe portfolio.
Losses and loss expenses
See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Non-life reserves in Item 5 and Note 8(a) to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
Technical result and ratio
2016 compared to 2015
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2016 compared to 2015 was primarily attributable to a higher level of mid-sized loss activity, large catastrophic losses related to the Canadian Wildfires and Hurricane Matthew during 2016 compared to the Tianjin Explosion in 2015 and a lower level of favorable prior year loss development.
2015 compared to 2014
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2015 compared to 2014 was primarily attributable to a higher level of mid-sized loss activity and large catastrophic losses related to the Tianjin Explosion in 2015.

Specialty Segment
The Specialty segment is composed of short-tail business in the form of agriculture and energy business and medium-tail business in the form of aviation/space, financial risks, engineering, marine and multiline business.
The components of the technical result and the corresponding ratios for this segment for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars, except ratios):

	2016	2015	2014
Gross premiums written	$1,920	$1,906	$2,128
Net premiums written	$1,776	$1,786	$2,033
Net premiums earned	$1,767	$1,820	$1,986
Losses and loss expenses	(1,073)	(1,064)	(1,327)
Acquisition costs	(500)	(494)	(466)
Technical result	$194	$262	$193
Loss ratio	60.8%	58.5%	66.8%
Acquisition ratio	28.3	27.1	23.5
Technical ratio	89.1%	85.6%	90.3%
Premiums
The Specialty segment represented 36%, 34% and 36% of total net premiums written in 2016, 2015 and 2014, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars.
2016 compared to 2015
The increase in gross premiums written was driven primarily by the impact of foreign exchange, new business written and a lower level of downward prior year premium adjustments in 2016 compared to 2015. These increases were partially offset by cancellations, reduced participations and changes in underlying cedant premium. Net premiums written and earned decreased largely due to higher premiums ceded in 2016, mainly due to the increased cession on financial risk business.
2015 compared to 2014
The decrease in gross premiums written was primarily driven by downward prior year premium adjustments, cancellations and reduced participations. These decreases were partially offset by new business written. Net premiums written and earned decreased due to the same factors driving the decrease in gross premiums written, as well as higher premiums ceded under the 2015 retrocessional programs.
Losses and loss expenses
See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Non-life reserves in Item 5 and Note 8(a) to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
Technical result and ratio
2016 compared to 2015
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2016 compared to 2015 was primarily attributable to a lower level of favorable prior year loss development, large catastrophic losses related to Hurricane Matthew and the Ghana energy loss in 2016 and a marginal increase in the acquisition cost ratio, mainly related to profit commission adjustments in agriculture reflecting favorable experience, partially offset by a lower level of mid-sized loss activity during 2016 compared to 2015.
2015 compared to 2014
The increase in the technical result (and the corresponding decrease in the technical ratio) in 2015 compared to 2014 was primarily attributable to an increase in net favorable prior year loss development, partially offset by higher downward premium adjustments, an increase in the acquisition cost ratio driven by increasingly competitive market conditions and the restructuring of a significant financial risks treaty and large catastrophic losses related to the Tianjin Explosion in 2015.

Life and Health Segment
The Company’s Life and Health segment includes the mortality, longevity and health business written primarily in the U.K., Ireland and France and accident and health business written in the U.S.
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars):

	2016	2015	2014
Gross premiums written	$1,168	$1,271	$1,265
Net premiums written	$1,117	$1,208	$1,220
Net premiums earned	$1,117	$1,209	$1,222
Losses and loss expenses	(927)	(964)	(1,000)
Acquisition costs	(131)	(153)	(149)
Technical result	$59	$92	$73
Other income(1)	10	6	8
Other expenses	(66)	(63)	(68)
Underwriting result	$3	$35	$13
Net investment income	58	59	60
Allocated underwriting result	$61	$94	$73

(1) Other income represents fee income on deposit accounted contracts and longevity swaps.
Premiums
The Life and Health segment represented 23%, 23% and 21% of total net premiums written in 2016, 2015 and 2014, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars.
2016 compared to 2015
The decreases in gross and net premiums written and net premiums earned were driven by reductions in the longevity line due to the increased participation on a significant longevity swap in 2015, downward prior year premium adjustments and cancellations in the mortality business, in addition to marginal decreases in the health business due to continued competitive pressures. The impact of changes in foreign exchange rates also contributed to these decreases.
2015 compared to 2014
While gross premiums written increased marginally as a result of growth in business being partially offset by foreign exchange impacts, net premiums written and earned decreased primarily due the impact of foreign exchange exceeding the growth in net premiums written and earned on a constant foreign exchange basis. Gross and net premiums written and net premiums earned increased on a constant foreign exchange basis driven by accident and health and longevity business, due to an increased participation on a significant longevity swap. The increase in accident and health premiums on a constant foreign exchange basis was impacted by growth in business arising from the Healthcare Act.
Losses and loss expenses
See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Life and Health Reserves in Item 5 and Note 8(d) to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
Allocated underwriting result
2016 compared to 2015
The allocated underwriting result decreased primarily due to a lower technical result in the health line of business due to an increase in loss ratio in a small number of accounts mainly related to recent underwriting years.

2015 compared to 2014
The allocated underwriting result increased primarily due to a higher level of net favorable prior year loss development, increased profitability from the health business and a decrease in other expenses. These increases in the allocated underwriting result were partially offset by losses and lower profitability on certain short-term mortality treaties and on a significant longevity treaty.
B. Liquidity and Capital Resources
The following discussion of liquidity and capital resources principally focuses on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. See Risk Factors in Item 3 for additional information concerning risks related to our business, strategy and operations.

Capital Adequacy
A key challenge for management is to maintain an appropriate level of capital. Management’s first priority is to hold sufficient capital to meet all of the Company’s obligations to cedants, meet regulatory requirements and support its position as one of the stronger reinsurers in the industry. Management closely monitors its capital needs and capital level throughout the reinsurance cycle and in times of volatility and turmoil in global capital markets actively takes steps to increase or decrease the Company’s capital in order to achieve an appropriate balance of financial strength and shareholder returns. Capital management is achieved by either deploying capital to fund attractive business opportunities, or in times of excess capital and times when business opportunities are not so attractive, returning capital to its common shareholder by way of dividends.
Shareholders’ Equity and Capital Resources Management
As part of its long-term strategy, the Company will seek to grow capital resources to support its operations throughout the reinsurance cycle, maintain strong ratings from the major rating agencies and maintain the unquestioned ability to pay claims as they arise. The Company may also seek to restructure its capital through the repayment or purchase of debt obligations, or increase or restructure its capital through the issuance of debt, when opportunities arise.
The total debt liabilities and preferred and common shareholders’ equity of the Company at December 31, 2016 and 2015 was as follows (in millions of U.S. dollars):

	December 31, 2016		December 31, 2015
Senior notes	$1,274	16%	$750	10%
Capital efficient notes	63	1	63	1
Preferred shareholders’ equity, aggregate liquidation value	704	9	854	11
Common shareholders’ equity attributable to PartnerRe Ltd.	5,984	74	6,047	78
Total	$8,025	100%	$7,714	100%
The increase in senior notes during 2016 was primarily related to proceeds of €750 million ($774 million) from the issuance of the 2016 senior notes which was partially offset by the redemption of the 2008 senior notes of $250 million. See Note 10 to the Consolidated Financial Statements in Item 18 of this report for details of the Company’s issuances and redemptions of debt.
Shareholders’ equity attributable to PartnerRe Ltd., comprised of preferred and common shareholders’ equity in the table above, was $6.7 billion at December 31, 2016, a 3% decrease compared to $6.9 billion at December 31, 2015. The major factors contributing to this decrease were as follows:

•
common and preferred dividend payments of $496 million in 2016, including the payment of the Merger Special Dividend of $150 million related to the closing of the Exor acquisition in March 2016 and the loss on redemption of preferred shares of $5 million in November 2016;

•	redemption of the Series D and E preferred shares of $145 million in November 2016 (see Note 11 to the Consolidated Financial Statements in Item 18 of this report); and

•	settlement of certain share-based awards in 2016 by the Company of $75 million that vested upon acquisition by Exor N.V.; partially offset by

•	comprehensive income of $456 million, which was primarily related to net income in 2016; and

•	issuance of common shares under the Company’s terminated employee equity plans of $48 million in 2016 prior to the acquisition by Exor N.V.
See Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2016.

Liquidity and Cash Flows
The Company aims to be a reliable and financially secure partner to its cedants. This means that the Company must maintain sufficient liquidity at all times so that it can support its cedants by settling claims quickly. The Company generates cash flows primarily from its underwriting and investment operations. Management believes that a profitable, well-run reinsurance organization will generate sufficient cash from premium receipts to pay claims, acquisition costs and other expenses in most years. To the extent that underwriting cash flows are not sufficient to cover operating cash outflows in any year, the Company may utilize cash flows generated from investments and may ultimately liquidate assets from its investment portfolio. Management ensures that its liquidity requirements are supported by maintaining a high quality, well balanced and liquid investment portfolio, and by matching the duration and currency of its investments and the investments underlying the funds held—directly managed account with that of its net reinsurance liabilities. In 2017, the Company expects to continue to generate positive operating cash flows, absent catastrophic events.
Liquidity is a measure of the Company’s ability to access sufficient cash flows to meet the short-term and long-term cash requirements of its business operations. Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2016 and 2015, cash and cash equivalents were $1.8 billion and $1.6 billion, respectively. The increase in cash and cash equivalents of $0.2 billion was primarily due to the issuance of the 2016 senior notes, partially offset by the redemptions of the Series D and E preferred shares and 2008 senior notes.
The Company’s Consolidated Statements of Cash Flows is included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities of $445 million in 2016 increased from $319 million in 2015. Cash flows from operating activities include net investment income of $531 million in 2016 compared to $554 million in 2015 and underwriting cash flows of $75 million in 2016 compared to $265 million in 2015. These cash inflows are offset by other net cash outflows, including foreign exchange, and, for 2015, the cash payment of $315 million AXIS Amalgamation Agreement Termination Fee in 2015.
Net cash used in investing activities was $34 million in 2016 compared to net cash provided by investing activities of $295 million in 2015. The net cash used in investing activities in 2016 was primarily driven by purchases of securities, including the purchase of an equity method investment in Almacantar S.A. for $539 million in the second quarter of 2016 (see Note 19 to the Consolidated Financial Statements in Item 18 of this report), exceeding other sales and redemptions of securities. The net cash used in investing activities in 2015 reflects the timing of investing activities and asset reallocations.
Net cash used in financing activities was $153 million in 2016 compared to $309 million in 2015. Net cash used in financing activities in 2016 was primarily related to the dividend payments on common and preferred shares, including the payment of the Merger Special Dividend, the redemptions of $150 million of Series D and E preferred shares and $250 million 2008 senior notes, and the settlement of certain share-based awards upon acquisition by Exor N.V. These cash outflows were partially offset by the issuance of the 2016 €750 million senior notes. Net cash used in financing activities in 2015 was primarily related to dividend payments on common and preferred shares, the Company’s share repurchases and distributions related to Lorenz Re Ltd.
The Company’s ability to pay common shareholder’s and preferred shareholders’ dividends, interest payments on debt, and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. The reinsurance subsidiaries’ dividend restrictions at December 31, 2016 are described in Note 13 to the Consolidated Financial Statements in Item 18 of this report. In addition, the Merger Agreement limits the payment of dividends on common shares to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020.
The reinsurance subsidiaries of the Company depend upon cash inflows from the collection of premiums as well as investment income and proceeds from the sales and maturities of investments to meet their obligations. Cash outflows are in the form of claims payments, purchase of investments, other expenses, income tax payments, intercompany payments as well as dividend payments to the holding company (PartnerRe Ltd.), and additionally, in the case of PartnerRe U.S. Corporation, interest payments on the Debt related to senior notes and the Capital Efficient Notes (CENts). At December 31, 2016, PartnerRe U.S. Corporation and its subsidiaries have $563 million in senior notes and CENts outstanding and will pay approximately $30 million in aggregate interest payments in 2017 related to this debt. At December 31, 2016, PartnerRe Ireland Finance DAC has $774 million in senior notes outstanding and will pay approximately $10 million of interest payments in 2017 related to this debt.
Historically, the operating subsidiaries of the Company have generated sufficient cash flows to meet all of their obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as seasonality in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. The Company believes that annual positive cash flows from operating activities will be sufficient to cover claims payments, absent catastrophic loss activity. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available, liquidate a portion of its high quality and liquid investment portfolio or access certain uncommitted credit facilities. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents (excluding the funds held–directly managed account) totaled $16.3 billion at December 31, 2016, of which $13.4 billion was fixed income securities.
Financial strength ratings and senior unsecured debt ratings represent the opinions of rating agencies on the Company’s capacity to meet its obligations. In the event of a significant downgrade in ratings, the Company’s ability to write business and to access the capital markets could be impacted. Some of the Company’s reinsurance treaties contain special funding and termination clauses that would be triggered in the event the Company or one of its subsidiaries is downgraded by one of the major rating agencies to levels specified in the treaties, or the Company’s capital is significantly reduced. If such an event were to occur, the Company would be required, in certain instances, to post collateral in the form of letters of credit and/or trust accounts against existing outstanding losses, if any, related to the treaty. In a limited number of instances, the subject treaties could be canceled retroactively or commuted by the cedant.
The Company’s current financial strength ratings and outlooks are as follows:

Standard & Poor’s	A+	Stable
Moody’s	A1	Stable
A.M. Best	A	Stable
Fitch	A+	Stable
Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2016, the total amount of such credit facilities available to the Company was approximately $664 million, with each of the significant facilities described below. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured and secured basis in the amount of $135 million and $379 million, respectively, at December 31, 2016, in respect of reported loss and unearned premium reserves.
The Company maintains a $300 million combined credit facility, with the first $100 million being unsecured and any utilization above the initial $100 million being secured. This credit facility matures each year on November 14 and, unless canceled by either counterparty, this credit facility automatically extends for a further year.
In addition, the Company maintains committed secured letter of credit facilities. These facilities are used for the issuance of letters of credit, which must be fully secured with cash, government bonds and/or investment grade bonds. The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and disallow the issuance of any new letters of credit. Included in the Company’s secured credit facilities at December 31, 2016 was a $200 million secured credit facility, which matures on December 31, 2019, and an $80 million secured credit facility, which matures on December 31, 2017. At December 31, 2016, no conditions of default existed under these facilities.
Investments
Investment philosophy
The Company employs a prudent investment philosophy. It maintains a high quality, well-balanced and liquid portfolio having a total return investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. The Company’s total invested assets of $16,887 million and $16,526 million at December 31, 2016 and 2015, respectively, are comprised of total investments, cash and cash equivalents, the investment portfolio underlying the funds held–directly managed account (which excludes other asset and liabilities underlying the funds held–directly managed account) and accrued interest. From a risk management perspective, the Company allocates its invested assets into two categories: liability funds and capital funds.
Liability funds (including funds held–directly managed) represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates.
Capital funds represent shareholder capital of the Company and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit (for example Principal Finance), and certain other specialty asset classes.
Overview
The Company’s total invested assets less net payable for securities purchased at December 31, 2016 and 2015 were split between liability and capital funds as follows (in millions of U.S. dollars):

	2016	% of Total Invested Assets	2015	% of Total Invested Assets
Liability funds	$8,778	54%	$9,043	55%
Capital funds	7,512	46	7,298	45
Total invested assets less net payable for securities purchased	$16,290	100%	$16,341	100%
The net decrease of $51 million in total invested assets less net payable for securities purchased at December 31, 2016 compared to December 31, 2015 was due an increase in net payable for securities purchased ($597 million at December 31, 2016 compared to $185 million at December 31, 2015) and a decrease in the investments held within funds held–directly managed (see below) partially offset by an increase in total investments and cash and cash equivalents. The increase in cash and cash equivalents is discussed in the Liquidity and Cash Flows above.
The Company’s investment strategy allows for the use of derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the Board.
At December 31, 2016, the Company had no financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2016		2015
Fixed maturities	$13,432	92%	$13,448	94%
Short-term investments	22	—	47	—
Equities	39	—	444	3
Other invested assets	1,076	8	399	3
Total investments (1)	$14,569	100%	$14,338	100%

(1)	In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $1.8 billion and $1.6 billion at December 31, 2016 and 2015, respectively.
The majority of the Company’s investments are carried at fair value with changes in fair value included in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. The fair value of the Company’s fixed maturities and short-term investments at December 31, 2016 compared to 2015 primarily reflects higher U.S. risk-free interest rates and the strengthening of the U.S. dollar against most major currencies, partially offset by narrowing credit spreads. In addition, the Company reduced its overall allocation to equities in 2016. The increase in other invested assets reflects new investments in certain real-estate and third-party funds described in Notes 3 and 19 to the Consolidated Financial Statements in Item 18 of this report.
The Company’s investment portfolio generated a total accounting return (calculated based on the carrying value of all investments in local currency) of 2.4% in 2016 compared to 0.8% in 2015. The total accounting return in 2016 reflected overall mark to market gains, notwithstanding increases in U.S. and European risk-free interest rates. The total accounting return in 2015 was primarily due to net investment income, partially offset by increases in U.S. risk-free interest rates, the widening of credit spreads and decreases in worldwide equity markets.
The cost, fair value and credit ratings of the Company’s fixed maturities, short-term investments and equities carried at fair value at December 31, 2016 were as follows (in millions of U.S. dollars):

			Credit Rating (2)
December 31, 2016	Cost (1)	Fair Value	AAA	AA	A	BBB	Below investment grade/ Unrated
Fixed maturities
U.S. government	$3,519	$3,489	$—	$3,489	$—	$—	$—
U.S. government sponsored enterprises	52	52	—	52	—	—	—
U.S. states, territories and municipalities	670	685	81	480	—	—	124
Non-U.S. sovereign government, supranational and government related	1,089	1,136	513	479	136	—	8
Corporate	5,675	5,705	96	298	1,952	3,208	151
Asset-backed securities	125	124	—	—	—	—	124
Residential mortgage-backed securities	2,256	2,241	100	2,141	—	—	—
Fixed maturities	13,386	13,432	790	6,939	2,088	3,208	407
Short-term investments	22	22	1	19	—	—	2
Total fixed maturities and short-term investments	13,408	13,454	$791	$6,958	$2,088	$3,208	$409
Equities	28	39
Total	$13,436	$13,493
% of Total fixed maturities and short-term investments			6%	52%	15%	24%	3%

(1)	Cost is amortized cost for fixed maturities and short-term investments and cost for equity securities.

(2)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent). Investment grade reflects a rating of BBB- or above.
At December 31, 2016, the Company did not have material investments in securities issued by peripheral European Union (EU) sovereign governments (Portugal, Italy, Ireland, Greece and Spain).
At December 31, 2016, approximately 92% of the Company’s fixed maturity and short-term investments, which includes fixed income type mutual funds, were publicly traded and approximately 97% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, the year-end yield to maturity and the expected average duration of the Company’s fixed maturities and short-term investments (which includes fixed income type mutual funds) at December 31, 2016 and 2015 were as follows:

	2016		2015
Average credit quality	A		A
Year-end yield to maturity	2.7%		2.9%
Expected average duration	4.9	years	3.6	years
The average credit quality of fixed maturities and short-term investments at December 31, 2016 remained unchanged compared to December 31, 2015.
The average yield to maturity on fixed maturities and short-term investments decreased primarily due to decreases in U.S. and European risk-free interest rates for most of the year.
The expected average duration of fixed maturities and short-term investments increased during the fourth quarter of 2016 compared to December 31, 2015. After the 2016 U.S. Presidential election and the subsequent increase in U.S. treasury rates, the Company elected to extend the expected duration of its fixed maturities to 4.9 years, bringing it closer to the expected duration of its reinsurance liabilities. Duration can be adjusted through the utilization of interest rate futures and other instruments.

Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2016 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2016	Cost	Fair Value
One year or less	$264	$264
More than one year through five years	5,361	5,381
More than five years through ten years	3,721	3,703
More than ten years	1,681	1,741
Subtotal	11,027	11,089
Mortgage/asset-backed securities	2,381	2,365
Total	$13,408	$13,454
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2016 were as follows (in millions of U.S. dollars):

December 31, 2016	U.S.	Foreign	Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Finance	$915	$214	$1,129	20%
Consumer noncyclical	971	127	1,098	19
Consumer cyclical	570	41	611	11
Industrials	510	76	586	10
Energy	381	93	474	8
Communications	292	48	340	6
Utilities	261	46	307	5
Insurance	256	15	271	5
Real estate investment trusts	239	11	250	4
Technology	233	—	233	4
Basic materials	156	77	233	4
Catastrophe bonds	—	106	106	2
Government guaranteed corporate debt	—	19	19	—
All Other	30	18	48	2
Total	$4,814	$891	$5,705	100%
% of Total	84%	16%
At December 31, 2016, other than the U.S., no country accounted for more than 10% of the Company’s corporate bonds. At December 31, 2016, the ten largest issuers accounted for 18% of the corporate bonds held by the Company (6% of total investments and cash) and no single issuer accounted for more than 3% of total corporate bonds (1% of total investments and cash).
Within the finance sector, 100% of corporate bonds were rated investment grade and 43% were rated A- or better at December 31, 2016.

Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential mortgage-backed securities by U.S. and non-U.S. originations and the related the fair value and credit ratings at December 31, 2016 were as follows (in millions of U.S. dollars):

	Credit Rating (1)
December 31, 2016	GNMA (2)	GSEs (3)	AAA	Below investment grade / Unrated	Fair Value
Asset-backed securities
U.S.	$—	$—	$—	$79	$79
Non-U.S.	—	—	—	45	45
Asset-backed securities	$—	$—	$—	$124	$124
Residential mortgage-backed securities
U.S.	$483	$1,658	$—	$—	$2,141
Non-U.S.	—	$—	100	—	100
Residential mortgage-backed securities	$483	$1,658	$100	$—	$2,241
Total	$483	$1,658	$100	$124	$2,365
% of Total	20%	71%	4%	5%	100%

(1)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent).

(2)
GNMA represents the Government National Mortgage Association. The GNMA, or Ginnie Mae as it is commonly known, is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development which guarantees mortgage loans of qualifying first-time home buyers and low-income borrowers.

(3)	GSEs, or government sponsored enterprises, includes securities that carry the implicit backing of the U.S. government and securities issued by U.S. government agencies.
Residential mortgage-backed securities include U.S. residential mortgage-backed securities, which generally have a low risk of default. The issuers of these securities are U.S. government agencies or GSEs, which set standards on the mortgages before accepting them into the program. Although these U.S. government backed securities do not carry a formal rating, they are generally considered to have a credit quality equivalent to or greater than AA+ corporate issues. They are considered prime mortgages and the major risk is uncertainty of the timing of prepayments. While there have been market concerns regarding sub-prime mortgages, the Company did not have direct exposure to these types of securities in its own investment portfolio at December 31, 2016, other than $12 million of investments in distressed asset vehicles (included in Other invested assets). At December 31, 2016, the Company’s U.S. residential mortgage-backed securities included approximately $18 million (less than 1% of U.S. residential mortgage-backed securities) of collateralized mortgage obligations, where the Company deemed the entry point and price of the investment to be attractive.
Short-term Investments
Short-term investments of $22 million consisted of U.S. and non-U.S. government obligations and foreign corporate bonds. At December 31, 2016, 91% of short-term investments were rated AA or higher by Standard & Poor’s (or estimated equivalent).
Other Invested Assets
Other invested assets is comprised of investments that are accounted for using the equity method of accounting, cost method of accounting or fair value accounting. At December 31, 2016, other invested assets primarily include an investment in a privately held real estate investment and development group of $436 million under the equity method, investments with a fair value of $464 million (mainly third party private equity funds) and notes and loan receivables and notes securitizations of $143 million (mainly part of our Principal Finance portfolio). The other invested assets also include other specialty investments in distressed asset vehicles comprised of sub-prime mortgages, which were discussed above in the residential mortgage-backed securities category of Investments. In addition, other invested assets include certain derivatives (see Note 6 to the Consolidated Financial Statements in Item 18 of this report for further details).

Funds Held—Directly Managed Account
The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company. Substantially all of the investments in the segregated investment portfolio underlying the funds held–directly managed account are fixed maturity investments carried at fair value. The fair value of the investment portfolio underlying the funds held–directly managed account decreased from $400 million at December 31, 2015 to $354 million at December 31, 2016 primarily related to the run-off of the underlying liabilities associated with this account and, to a lesser extent, the impact of the strengthening of the U.S. dollar against most major currencies.
The average credit quality, the year-end yield to maturity and the expected average duration of the fixed maturities underlying the funds held–directly managed account at December 31, 2016 and 2015 were as follows:

	December 31, 2016		December 31, 2015
Average credit quality	AA		AA
Year-end yield to maturity	1.1%		1.0%
Expected average duration	3.5	years	3.4	years
The average credit quality remained unchanged while the year-end yield to maturity was comparable for the fixed maturities underlying the funds held–directly managed account at December 31, 2016 compared to December 31, 2015.
The expected average duration of fixed maturities increased from 3.4 years at December 31, 2015 to 3.5 years at December 31, 2016, primarily due to a reallocation into longer duration assets.
See Non-life and Life and Health Reserves section below and Notes 5 and 8(b) to the Consolidated Financial Statements in Item 18 of this report for a description and further details on the funds held–directly managed account and related guaranteed reserves.
The credit risk of Colisée Re in the event of its insolvency or its failure to honor the value of the funds held balances for any other reason is discussed in Quantitative and Qualitative Disclosures about Market Risk—Counterparty Credit Risk in Item 11 of this report.
Funds Held by Reinsured Companies (Cedants)
The Company writes certain business on a funds held basis. Under funds held contractual arrangements, the cedant retains the net funds that would have otherwise been remitted to the Company and credits the net fund balance with investment income. The Company does not legally own or directly control the investments underlying its funds held assets and only has recourse to the cedant for the receivable balances and no claim to the underlying securities that support the balances. Decisions as to purchases and sales of assets underlying the funds held balances are made by the cedant; in some circumstances, investment guidelines regarding the minimum credit quality of the underlying assets may be agreed upon between the cedant and the Company as part of the reinsurance agreement, or the Company may participate in an investment oversight committee regarding the investment of the net funds, but investment decisions are not otherwise influenced by the Company.
At December 31, 2016 and 2015, the Company recorded $685 million and $658 million, respectively, of funds held assets, excluding the funds held–directly managed account discussed above. The majority of the funds held balance relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.

Non-life and Life and Health Reserves
Non-life Reserves
Loss reserves represent estimates of amounts an insurer or reinsurer ultimately expects to pay in the future on claims incurred at a given time, based on facts and circumstances known at the time that the loss reserves are established. It is possible that the total future payments may exceed, or be less than, such estimates. The estimates are not precise in that, among other things, they are based on predictions of future developments and estimates of future trends in claim severity, frequency and other variable factors such as inflation. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Despite such adjustments, the ultimate future liability may exceed or be less than the revised estimates.
As part of the reserving process, insurers and reinsurers review historical data and anticipate the impact of various factors such as legislative enactments and judicial decisions that may affect potential losses from casualty claims, changes in social and political attitudes that may increase exposure to losses, mortality and morbidity trends and trends in general economic conditions. This process assumes that past experience, adjusted for the effects of current developments, is an appropriate basis for anticipating future events.
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2016	2015
P&C segment	$6,187	$6,245
Specialty segment	2,798	2,819
Gross non-life reserves	8,985	9,064
Ceded non-life reserves	(267)	(189)
Net non-life reserves	$8,718	$8,875
Net non-life reserves decreased from December 31, 2015 to December 31, 2016 primarily due to net favorable loss emergence on prior accident years, loss payments and the impact of foreign exchange, partially offset by current year net losses incurred. The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2016, 2015 and 2014 are presented and discussed further in Note 8(a) to the Consolidated Financial Statements in Item 18 of this report.
The net favorable prior year loss development on prior accident years was $677 million for the year ended December 31, 2016, primarily resulting from favorable loss emergence across all lines of business within the P&C and Specialty segments. See Note 8(a) to the Consolidated Financial Statements in Item 18 for further details and description of the 2016 net favorable loss development by segment and for comparisons to 2015 and 2014.
See also Note 8(a) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2016 for total Non-life and each of the P&C and Specialty segments.
The gross reserves reported by cedants (case reserves), those estimated by the Company (ACRs and IBNR) and the total gross, ceded and net loss reserves recorded at December 31, 2016 by reserving line for the Company’s Non-life operations were as follows (in millions of U.S. dollars):

Reserving lines	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$2,741	$147	$3,299	$6,187	$(99)	$6,088
Specialty	1,143	20	1,635	2,798	(168)	2,630
Total Non-life reserves	$3,884	$167	$4,934	$8,985	$(267)	$8,718
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2016. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
The Company’s best estimates are point estimates within a reasonable range of actuarial liability estimates. These ranges are developed using stochastic simulations and techniques and provide an indication as to the degree of variability of the loss reserves. The Company interprets the ranges produced by these techniques as confidence intervals around the point estimates for each Non-life sub-segment. However, due to the inherent volatility in the business written by the Company, there can be no assurance that the final settlement of the loss reserves will fall within these ranges.
The point estimates related to net loss reserves recorded by the Company and the range of actuarial estimates at December 31, 2016 for P&C and Specialty segments were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$6,088	$6,286	$4,927
Specialty	$2,630	$2,954	$2,146
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $8,718 million of net loss reserves related to the P&C and Specialty business at December 31, 2016, net loss reserves for accident years 2005 and prior of $496 million are guaranteed by Colisée Re, pursuant to the Reserve Agreement. The Company is not subject to any loss reserve variability associated with the guaranteed reserves. See below for a discussion of the Reserve Agreement.
Included in the business that is considered to have a long reporting tail is the Company’s exposure to asbestos and environmental claims. The Company’s net non-life reserves at December 31, 2016 included $166 million representing estimates of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims at December 31, 2016 was $176 million, which primarily relates to Paris Re’s gross liability for asbestos and environmental claims for accident years 2005 and prior of $113 million, with any favorable or adverse loss development being subject to the Reserve Agreement. Of the remaining $63 million in gross reserves, the majority relates to casualty exposures in the United States arising from business written by the French branch of PartnerRe Europe and PartnerRe U.S.
Ultimate loss estimates for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. In view of the legal and tort environment that affect the development of such claims, the uncertainties inherent in estimating asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its unpaid losses and loss expense reserves related to this exposure (see Note 8 to the Consolidated Financial Statements in Item 18 of this report).
Non-life Reserving Methodology
Because a significant amount of time can elapse between the assumption of risk, occurrence of a loss event, the reporting of the event to an insurance company (the primary company or the cedant), the subsequent reporting to the reinsurance company (the reinsurer) and the ultimate payment of the claim on the loss event by the reinsurer, the Company’s non-life reserves (loss reserves) are based largely upon estimates.
The Company categorizes loss reserves into three types of reserves: reported outstanding loss reserves (case reserves), additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). The Company updates its estimates for each of the aforementioned categories on a quarterly basis using information received from its cedants.
Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company.
ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant.

IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. Unlike case reserves and ACRs, IBNR reserves are often calculated at an aggregated level and cannot usually be directly identified as reserves for a particular loss or treaty.
The Company also estimates the future unallocated loss adjustment expenses (ULAE) associated with the loss reserves and these form part of the Company’s loss adjustment expense reserves. The Company’s Non-life loss reserves for each category, line and sub-segment are reported in the tables included later in this section.
The amount of time that elapses before a claim is reported to the cedant and then subsequently reported to the reinsurer is commonly referred to in the industry as the reporting tail. Lines of business for which claims are reported quickly are commonly referred to as short-tail lines; and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as long-tail lines. In general, for reinsurance, the time lags are longer than for primary business due to the delay that occurs between the cedant becoming aware of a loss and reporting the information to its reinsurer(s). The delay varies by reinsurance market (country of cedant), type of treaty, whether losses are first paid by the cedant and the size of the loss. The delay could vary from a few weeks to a year or sometimes longer. The Company considers agriculture, catastrophe, energy, motor business written in the U.S., proportional motor business written outside of the U.S., property, and specialty property to be short-tail lines; aviation/space, credit/surety, engineering, marine and multiline to be medium-tail lines; and casualty, non-proportional motor business written outside of the U.S. and specialty casualty to be long-tail lines of business. For all lines, the Company’s objective is to estimate ultimate losses and loss expenses. Total loss reserves are then calculated by subtracting losses paid. Similarly, IBNR reserves are calculated by subtraction of case reserves and ACRs from total loss reserves.
The Company analyzes its ultimate losses and loss expenses after consideration of the loss experience of various reserving cells. The Company assigns treaties to reserving cells and allocates losses from the treaty to the reserving cell. The reserving cells are selected in order to ensure that the underlying treaties have homogeneous loss development characteristics (e.g., reporting tail) but are large enough to make estimation of trends credible. The selection of reserving cells is reviewed annually and changes over time as the business of the Company evolves. For each reserving cell, the Company tabulates losses in reserving triangles that show the total reported or paid claims at each financial year end by underwriting year cohort. An underwriting year is the year during which the reinsurance treaty was entered into as opposed to the year in which the loss occurred (accident year), or the calendar year for which financial results are reported. For each reserving cell, the Company’s estimates of loss reserves are reached after a review of the results of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each methodology to the individual circumstances of the reserving cell and underwriting year for which the projection is made. The methodologies that the Company employs include, but may not be limited to, paid and reported Chain Ladder methods, Expected Loss Ratio method, paid and reported Bornhuetter-Ferguson (B-F) methods, and paid and reported Benktander methods. In addition, the Company uses other methodologies to estimate liabilities for specific types of claims. For example, reserves established for the catastrophe line are primarily a function of the presence or absence of catastrophic events during the year, and the complexity and uncertainty associated with estimating unpaid losses from these large disclosed events. Internal and vendor catastrophe models are typically used in the estimation of loss and loss expenses at the early stages of catastrophe losses before loss information is reported to the reinsurer. In addition, reserves are also established in consideration of mid-sized and attritional loss events that occur during a year. In the case of asbestos and environmental claims, the Company has established reserves for future losses and allocated loss expenses based on the results of periodic actuarial studies, which consider the underlying exposures of the Company’s cedants.
The reserve methodologies employed by the Company are dependent on data that the Company collects. This data consists primarily of loss amounts and loss payments reported by the Company’s cedants, and premiums written and earned reported by cedants or estimated by the Company. The actuarial methods used by the Company to project loss reserves that it will pay in the future do not generally include methodologies that are dependent on claim counts reported, claim counts settled or claim counts open as, due to the nature of the Company’s business, this information is not routinely provided by cedants for every treaty.
A brief description of the reserving methods commonly employed by the Company and a discussion of their particular advantages and disadvantages follows:
Chain Ladder (CL) Development Methods (Reported or Paid)
These methods use the underlying assumption that losses reported (paid) for each underwriting year at a particular development stage follow a stable pattern. For example, the CL development method assumes that on average, every underwriting year will display the same percentage of ultimate liabilities reported by the Company’s cedants (say x%) at 24 months after the inception of the underwriting year. The percentages reported (paid) are established for each development stage (e.g., at 12 months, 24 months, etc.) after examining historical averages from the loss development data. These are sometimes supplemented by external benchmark information. Ultimate liabilities are estimated by multiplying the actual reported (paid) losses by the reciprocal of the assumed reported (paid) percentage (e.g., 1/x%). Reserves are then calculated by subtracting paid claims from the estimated ultimate liabilities.
The main strengths of the method are that it is reactive to loss emergence (payments) and that it makes full use of historical experience on claim emergence (payments). For homogeneous low volatility lines, under stable economic conditions the method can often produce good estimates of ultimate liabilities and reserves. However, the method has weaknesses when the underlying assumption of stable patterns is not true. This may be the consequence of changes in the mix of business, changes in claim inflation trends, changes in claim reporting practices or the presence of large claims, among other things. Furthermore, the method tends to produce volatile estimates of ultimate liabilities in situations where there is volatility in reported (paid) patterns. In particular, when the expected percentage reported (paid) is low, small deviations between actual and expected claims can lead to very volatile estimates of ultimate liabilities and reserves. Consequently, this method is often unsuitable for projections at early development stages of an underwriting year. Finally, the method fails to incorporate any information regarding market conditions, pricing, etc., which could improve the estimate of liabilities and reserves. It therefore tends not to perform very well in situations where there are rapidly changing market conditions.
Expected Loss Ratio (ELR) Method
This method estimates ultimate losses for an underwriting year by applying an estimated loss ratio to the earned premium for that underwriting year. Although the method is insensitive to actual reported or paid losses, it can often be useful at the early stages of development when very few losses have been reported or paid, and the principal sources of information available to the Company consist of information obtained during pricing and qualitative information supplied by the cedant. However, the lack of sensitivity to reported or paid losses means that the method is usually inappropriate at later stages of development.
Bornhuetter-Ferguson (B-F) Methods (Reported or Paid)
These methods aim to address the concerns of the CL Development methods, which are the variability at early stages of development and the failure to incorporate external information such as pricing. However, the B-F methods are more sensitive to reported and paid losses than the Expected Loss Ratio method, and can be seen as a blend of the Expected Loss Ratio and CL development methods. Unreported (unpaid) claims are calculated using an expected reporting (payment) pattern and an externally determined estimate of ultimate liabilities (usually determined by multiplying an a priori loss ratio with estimates of premium volume). The accuracy of the a priori loss ratio is a critical assumption in this method. Usually a priori loss ratios are initially determined on the basis of pricing information, but may also be adjusted to reflect other information that subsequently emerges about underlying loss experience. Although the method tends to provide less volatile indications at early stages of development and reflects changes in the external environment, this method can be slow to react to emerging loss development (payment). In particular, to the extent that the a priori loss ratios prove to be inaccurate (and are not revised), the B-F methods will produce loss estimates that take longer to converge with the final settlement value of loss liabilities.
Benktander (B-K) Methods (Reported or Paid)
These methods can be viewed as a blend between the CL Development and the B-F methods described above. The blend is based on predetermined weights at each development stage that depend on the reported (paid) development patterns.
Although mitigated to some extent, this method still exhibits the same advantages and disadvantages as the B-F method, but the mechanics of the calculation imply that it is more reactive to loss emergence (payment) than the B-F method.
Loss Event Specific Method
The ultimate losses estimated under this method are derived from estimates of specific events based on reported claims, client and broker discussions, review of potential exposures, market loss estimates, modeled analysis and other event specific criteria.
Method Weights

In determining the loss reserves, the Company often relies on a blend of the results from two or more methods (e.g., weighted averages). The judgment as to which of the above method(s) is most appropriate for a particular underwriting year and reserving cell could change over time as new information emerges regarding underlying loss activity and other data issues. Furthermore, as each line is typically composed of several reserving cells, it is likely that the reserves for the line will be dependent on several reserving methods. This is because reserves for a line are the result of aggregating the reserves for each constituent reserving cell and that a different method could be selected for each reserving cell.
The principal reserving methods used for Catastrophe, which is all within P&C, were ELR based on exposure analysis and Loss event specific. The principal reserving methods used for Specialty and P&C excluding Catastrophe were ELR, Reported/ Paid B-F, Reported/Paid B-K and Reported/Paid CL.
The reserving methods used by the Company are dependent on a number of key parameter assumptions. The principal parameter assumptions underlying the methods used by the Company are:

•
the loss development factors used to form an expectation of the evolution of reported and paid claims for several years following the inception of the underwriting year. These are often derived by examining the Company’s data after due consideration of the underlying factors listed below. In some cases, where the Company lacks sufficient volume to have statistical credibility, external benchmarks are used to supplement the Company’s data;

•	the tail factors used to reflect development of paid and reported losses after several years have elapsed since the inception of the underwriting year;

•	the a priori loss ratios used as inputs in the B-F methods; and

•	the selected loss ratios used as inputs in the Expected Loss Ratio method.
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2016 was as follows (in millions of U.S. dollars):

Reserving lines selected assumptions	P&C	Specialty
A Priori Loss Ratio +5%	279	106
Loss Development Factors (up to 10 years) 6 months longer	283	235
Tail Loss Development Factors higher by 5%(1)	249	137

A Priori Loss Ratio -5%	(279)	(106)
Loss Development Factors (up to 10 years) 6 months faster	(160)	(106)
Tail Loss Development Factors lower by 5%(1)	(202)	(62)

(1)	Tail factors are defined as aggregate development factors after 10 years from the inception of an underwriting year.
The Company believes that the illustrated sensitivities to the reserving parameter assumptions are indicative of the potential variability inherent in the estimation process of those parameters. Some reserving lines show little sensitivity to a priori loss ratio, loss development factor or tail factor as the Company may use reserving methods such as the Expected Loss Ratio method in several of its reserving cells within those lines. It is not appropriate to sum the total impact for a specific factor or the total impact for a specific reserving line as the lines of business are not perfectly correlated.
The validity of all parameter assumptions used in the reserving process is reaffirmed on a quarterly basis. Reaffirmation of the parameter assumptions means that the actuaries determine that the parameter assumptions continue to form a sound basis for projection of future liabilities. Parameter assumptions used in projecting future liabilities are themselves estimates based on historical information. As new information becomes available (e.g., additional losses reported), the Company’s actuaries determine whether a revised estimate of the parameter assumptions that reflects all available information is consistent with the previous parameter assumptions employed. In general, to the extent that the revised estimate of the parameter assumptions are within a close range of the original assumptions, the Company determines that the parameter assumptions employed continue to form an appropriate basis for projections and continue to use the original assumptions in its models. In this case, any differences could be attributed to the imprecise nature of the parameter estimation process. However, to the extent that the deviations between the two sets of estimates are not within a close range of the original assumptions, the Company reacts by adopting the revised assumptions as a basis for its reserve models. Notwithstanding the above, even where the Company has experienced no material deviations from its original assumptions during any quarter, the Company will generally revise the reserving parameter assumptions at least once a year to reflect all accumulated available information.
In addition to examining the data, the selection of the parameter assumptions is dependent on several underlying factors. The Company’s actuaries review these underlying factors and determine the extent to which these are likely to be stable over the time frame during which losses are projected, and the extent to which these factors are consistent with the Company’s data. If these factors are determined to be stable and consistent with the data, the estimation of the reserving parameter assumptions are mainly carried out using actuarial and statistical techniques applied to the Company’s data. To the extent that the actuaries determine that they cannot continue to rely on the stability of these factors, the statistical estimates of parameter assumptions are modified to reflect the direction of the change. The main underlying factors upon which the estimates of reserving parameters are predicated are:

•	the cedant’s business practices will proceed as in the past with no material changes either in submission of accounts or cash flows;

•
any internal delays in processing accounts received by the cedant are not materially different from that experienced historically, and hence the implicit reserving allowance made in loss reserves through the methods continues to be appropriate;

•	case reserve reporting practices, particularly the methodologies used to establish and report case reserves, are unchanged from historical practices;

•	the Company’s internal claim practices, particularly the level and extent of use of ACRs, are unchanged;

•	historical levels of claim inflation can be projected into the future and will have no material effect on either the acceleration or deceleration of claim reporting and payment patterns;

•
the selection of reserving cells results in homogeneous and credible future expectations for all business in the cell and any changes in underlying treaty terms are either reflected in cell selection or explicitly allowed in the selection of trends;

•	in cases where benchmarks are used, they are derived from the experience of similar business; and

•
the Company can form a credible initial expectation of the ultimate loss ratio of recent underwriting years through a review of pricing information, supplemented by qualitative information on market events.

The Company’s best estimate of total loss reserves is typically in excess of the midpoint of the actuarial ultimate liability estimate. The Company believes that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature underwriting years that may not be adequately captured through traditional actuarial projection methodologies as these methodologies usually rely heavily on projections of prior year trends into the future. In selecting its best estimate of future liabilities, the Company considers both the results of actuarial point estimates of loss reserves as well as the potential variability of these estimates as captured by a reasonable range of actuarial liability estimates. The selected best estimates of reserves are always within the reasonable range of estimates indicated by the Company’s actuaries. In determining the appropriate best estimate, the Company reviews (i) the position of overall reserves within the actuarial reserve range, (ii) the result of bottom up analysis by underwriting year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information on events that may have an effect on future claims but which may not have been adequately reflected in actuarial estimates, such as potential for outstanding litigation, claims practices of cedants, etc.
During 2016, 2015 and 2014, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior year favorable loss development for each segment for the years ended December 31, 2016, 2015 and 2014 is presented in Note 8 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2016 were as follows:

•
P&C and Specialty: Aggregate losses reported in 2016 for both P&C and Specialty segments were below the Company’s expectations as losses for most underwriting years continue to emerge below expectations. The better than expected loss emergence within the P&C segment was mainly driven by casualty line of business.  The better than expected loss emergence within the Specialty segment was predominantly driven by Marine, Energy Offshore and Onshore exposures. The Company reflected this experience by reducing the selected loss ratios for these lines of business.

Reserve Agreement and Funds Held–Directly Managed Account
The non-life reserves at December 31, 2016 and 2015 include reserves guaranteed by Colisée Re. On December 21, 2006, Colisée Re transferred substantially all of its assets and liabilities, other than specified reinsurance and retrocession agreements and certain other excluded assets and liabilities (the AXA Transfer), to PARIS RE Holdings SA’s French operating subsidiary (Paris Re France). The AXA Transfer was immediately followed by the acquisition by Paris Re of all the outstanding capital stock of Paris Re France (the AXA Acquisition). In connection with the AXA Acquisition, AXA, Colisée Re and Paris Re entered into various agreements (2006 Acquisition Agreements), including a Reserve Agreement. The Reserve Agreement provides that AXA and Colisée Re shall guarantee reserves in respect of Paris Re France and subsidiaries acquired in the AXA Acquisition. The Reserve Agreement covers losses incurred prior to December 31, 2005, including any adverse development in respect thereof, by the subsidiaries of Colisée Re transferred to Paris Re France as part of the 2006 Acquisition Agreements, in respect of reinsurance policies issued or renewed, and in respect of which premiums were earned, on or prior to December 31, 2005 (but excluding any amendments thereto effected after the closing of the 2006 Acquisition Agreements).
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re France and certain subsidiaries entered into an issuance agreement and a quota share retrocession agreement to assume business written by Colisée Re from January 1, 2006 to September 30, 2007 as well as the in-force business at December 31, 2005. The agreements provided that the premium related to the transferred business was retained by Colisée Re and credited to a funds held account. Paris Re France would receive any surplus, and be responsible for any deficits remaining with respect to the funds held–directly managed account, after all liabilities have been discharged and payments pursuant to the Reserve Agreement have been settled. In addition, realized and unrealized investment gains and losses and net investment income related to the investment portfolio underlying the funds held–directly managed account inure to the benefit of Paris Re France. The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company and are discussed above.
On October 1, 2010, PartnerRe Europe and Paris Re France effected a cross border merger whereby all the assets and liabilities of Paris Re France were transferred to PartnerRe Europe, including the agreements between Paris Re France and Colisée Re.
At December 31, 2016 and 2015, the Company’s net liability for non-life reserves includes $496 million and $521 million, respectively, of guaranteed reserves and the decrease during the year was primarily due to the run-off of the underlying liabilities associated with this account and, to a lesser extent, the impact of the strengthening of the U.S. dollar against most major currencies.
See Notes 5 and 8(b) to the Consolidated Financial Statements in Item 18 of this report for further details of the funds held–directly managed account and related guaranteed reserves.
Life and Health Reserves
Life and Health reserves relate to the Company’s Life and Health segment, which predominantly includes:

•
mortality business, covering death and disability risks (with various riders) primarily written in Continental Europe, TCI primarily written in the U.K. and Ireland, and GMDB business primarily written in Continental Europe. Following the acquisition of Aurigen, the Company will also write mortality business originating in Canada;

•	reinsurance of longevity, subdivided into standard and non-standard annuities primarily written in the U.K.; and

•
specialty accident and health business, including Health Maintenance Organizations (HMO) reinsurance, medical reinsurance and provider and employer excess of loss programs primarily written in the U.S.

The Company categorizes life reserves into three types of reserves: case reserves, IBNR and reserves for future policy benefits. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves. Reserves for future policy benefits relate to future events occurring on policies in force over an extended period of time. Reserves for future policy benefits represent an estimate of the amount which, together with estimated future premiums and investment income, will be sufficient to pay claims and future benefits, expenses and costs on in-force policies, as such claims and expenses are incurred.

Reserves for future policy benefits are calculated as the present value of future expected claims, benefits and costs to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with U.S. GAAP and applicable actuarial standards. Principal assumptions used in the establishment of reserves for future policy benefits have been determined based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates of mortality, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. Case reserves, IBNR reserves and reserves for future policy benefits are generally calculated at the treaty level. The Company updates its estimates for each of the aforementioned categories on a periodic basis using information received from its cedants.
The Company’s gross and net reserves for the Life and Health segment at December 31, 2016 were as follows (in millions of U.S. dollars):

	Case reserves	IBNR reserves	Reserves for future policy benefits	Total gross Life and Health reserves	Ceded reserves	Net Life and Health reserves
Total	$281	$798	$905	$1,984	$(31)	$1,953
The changes in these reserves and the reconciliation of the gross and net Life and Health reserves for the years ended December 31, 2016, 2015 and 2014 were as follows (in millions of U.S. dollars):

	2016	2015	2014
Gross liability at beginning of year	$2,052	$2,050	$1,974
Reinsurance recoverable at beginning of year	43	29	7
Net liability at beginning of year	2,009	2,021	1,967
Net incurred losses related to:
Current year	943	1,011	1,019
Prior years	(16)	(47)	(19)
	927	964	1,000
Net paid losses	(844)	(835)	(781)
Effects of foreign exchange rate changes	(139)	(141)	(165)
Net liability at end of year	1,953	2,009	2,021
Reinsurance recoverable at end of year	31	43	29
Gross liability at end of year	$1,984	$2,052	$2,050
The decreases in the net Life and Health reserves, as presented in the table above, were primarily due to net paid losses and the impact of foreign exchange exceeding net incurred losses during the years ended December 31, 2016 and 2015. The net incurred losses for the Company’s life and health reserves will generally exceed net paid losses in any one given year due to the long-term nature of the liabilities and the growth in the book of business.
Life and Health Reserving Methodology
The Company’s reserving practices begin with the categorization of the contracts written as short duration, long duration, or universal life business for U.S. GAAP reserving purposes. This categorization determines the Company’s reserving methodology which is described by line of business below.

•
Mortality: The reserves for the short-term mortality business are established in accordance with the provisions for short duration insurance contracts under U.S. GAAP. They consist of case reserves and IBNR, calculated at the treaty level based upon cedant information. The Company’s reserving methodology includes a quarterly review of actual experience against expected experience and the use of the Expected Loss Ratio method described in Losses and Loss Expenses above. Given the very short-term loss development of this portion of the portfolio, this method is considered appropriate.

The reserves for the long-term traditional mortality and TCI reinsurance portfolio are established in accordance with the provisions for long duration insurance contracts under U.S. GAAP. The Company establishes Reserves for future policy benefits based upon management’s best estimate of claims and policy benefits and includes a provision for adverse deviation. Management’s best estimate relies upon actuarial indications of future claims and policy benefits. The provision for adverse deviation contemplates reasonable deviations from the best estimate assumptions for the key risk elements relevant to the product being evaluated, including mortality, disability, critical illness, expenses, and discount rate among others, and are recorded in accordance with U.S. GAAP and applicable actuarial standards. The Company’s actuaries annually verify the current reserving assumptions in consideration of evolving experience and the actuarial indications for assumptions relating to future policy benefits, including mortality, disability, critical illness, persistency and future investment income, among others. Management makes no adjustments to recorded deferred acquisition costs or future policy benefits if the actuarial indications conclude that current recorded U.S. GAAP policy benefits are adequate. The Company establishes a premium deficiency reserve, or an increase to future policy benefits to the extent that deferred acquisition costs are insufficient to cover the premium deficiency reserve, if the actuarial indication of life policy benefits is greater than current recorded aggregate amounts for policy benefits, settlement costs, and deferred acquisition costs. The reserves for the GMDB reinsurance business are established in accordance with the provisions for universal life contracts under U.S. GAAP. Key actuarial assumptions for this business are mortality, lapses, interest rates, expected returns on cash and bonds and stock market performance. For the last parameter, a stochastic option pricing approach is used and the benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios. The assumptions of investment performance and volatility are consistent with expected future experience of the respective underlying funds available for policyholder investment options. Recorded reserves for GMDB reflect management’s best estimate which relies upon the quarterly actuarial indications.

•
Longevity: The reserves for the annuity portfolio of reinsurance contracts within the longevity book are established in accordance with the provisions for long duration insurance contracts under U.S. GAAP. Some of these contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. The Reserves for future policy benefits follow the reserving methodology discussed under the long-term traditional mortality section above.

For standard annuities, the main risk is a faster increase in future life span than expected in the medium to long term. Non-standard annuities are annuities sold to people with aggravated health conditions and are usually medically underwritten on an individual basis and the main risk is the inadequate assessment of the future life span of the insured.

•
Accident and Health: The unpaid loss and loss expense reserves for accident and health business are established in accordance with the provisions for short duration insurance contracts under U.S. GAAP. Reserves are initially calculated using the Expected Loss Ratio method. Subsequently, the Company’s reserving methodology utilizes actual reported loss experience and the B-F method to calculate IBNR.

As an example of the sensitivity of the Company’s reserves for life and health contracts to reserving parameter assumptions by reserving line, the effect of different assumption selections based on the gross reserves recorded at December 31, 2016 was as follows (in millions of U.S. dollars):

Reserving lines	Factors	Change	Impact on total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	1%	$213
Mortality
Long-term and TCI	Mortality	10%	$187
GMDB	Stock market performance	10% / -10%	$(1)/1
Accident and Health	Expected loss ratio	10% / -10%	$29/(29)
It is not appropriate to sum the total impact for a specific reserving line or the total impact for a specific factor because the reinsurance portfolios are not perfectly correlated.
Refer to Note 8 to the Consolidated Financial Statements in Item 18 of this report for disclosures on Life and Health reserves and to Note 8(d) for a description of the 2016 net favorable prior year loss development and comparison to 2015 and 2014.
Reinsurance Recoverable on Paid and Unpaid Losses

The Company has exposure to credit risk related to reinsurance recoverable on paid and unpaid losses. See Note 9 to the Consolidated Financial Statements in Item 18 and Quantitative and Qualitative Disclosures about Market Risk—Counterparty Credit Risk in Item 11 of this report for a discussion of the Company’s risk related to reinsurance recoverable on paid and unpaid losses and the Company’s process to evaluate the financial condition of its reinsurers.
At December 31, 2016 and 2015, the Company recorded $332 million and $283 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $298 million and $233 million, respectively, represents reinsurance recoverable on total non-life and life and health reserves. At December 31, 2016, the distribution of the Company’s reinsurance recoverable on total non-life and life and health reserves categorized by the reinsurer’s Standard & Poor’s rating was as follows:

Rating Category	% of total reinsurance recoverable on paid and unpaid losses
AA- or better	14%
A- to A+	45
Less than A-/Unrated/Other	41
Total	100%
At December 31, 2016, 59% of the Company’s reinsurance recoverable on total non-life and life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 55% at December 31, 2015.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk due to both its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar, and to underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies.
At December 31, 2016, the value of the U.S. dollar strengthened against most major currencies compared to December 31, 2015, which resulted in a decrease in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2016, 2015 and 2014.
The currency translation adjustment account is a component of accumulated other comprehensive income or loss in shareholders’ equity. This account increased by $12 million during the year ended December 31, 2016 compared to a decrease of $46 million and $9 million during the years ended December 31, 2015 and 2014, respectively, due to the translation of the Company’s subsidiaries and branches financial statements into U.S. dollars, whose functional currencies are the Canadian dollar and the Euro.
The reconciliation of the currency translation adjustment for the years ended December 31, 2016, 2015 and 2014 was as follows (in millions of U.S. dollars):

	2016	2015	2014
Currency translation adjustment at beginning of year	$(54)	$(8)	$1
Change in foreign currency translation adjustment included in accumulated other comprehensive loss, inclusive of the impact of designated net investment hedge	12	(46)	(9)
Currency translation adjustment at end of year	$(42)	$(54)	$(8)
The Company’s gross and net exposure in its Consolidated Balance Sheet at December 31, 2016 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage this exposure is presented in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report.
From time to time, the Company enters into net investment hedges. At December 31, 2015, the Company held foreign exchange forward contracts with notional amounts of €350 million, to hedge a portion of its net investment exposure to the Euro against the U.S. dollar. This hedge was discontinued during 2016 and, at December 31, 2016, there were no net investment hedges in place.
See Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk in Item 11 for a discussion of the Company’s risk related to changes in foreign currency movements, and Note 2(m) to the Consolidated Financial Statements in Item 18 of this report for a discussion of currencies to which the Company is exposed.

Effects of Inflation
The effects of inflation are considered implicitly in pricing and estimating non-life reserves. The actual effects of inflation on the results of operations of the Company cannot be accurately known until claims are ultimately settled.
Critical Accounting Policies and Estimates
The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following are the Company’s accounting estimates that management believes are the most critical to its operations and require the most difficult, subjective and complex judgment. If actual events differ significantly from the underlying assumptions and estimates used by management, there could be material adjustments to prior estimates that could potentially adversely affect the Company’s results of operations, financial condition and liquidity. These critical accounting policies and estimates should be read in conjunction with the Notes to the Consolidated Financial Statements in Item 18 of this report, including Note 2 (Significant Accounting Policies).
Non-life and Life and Health Reserves
The Company’s Non-life and Life and Health reserves are significant accounting estimates. These estimates are continually reviewed with any adjustments reflected in the periods in which they are determined, which may affect the Company’s results in future periods. See Liquidity and Capital Resources—Reserves above and Notes 2(b) and 8 to the Consolidated Financial Statements in Item 18 of this report for further details.
Premium Estimates and Recoverability of Deferred Acquisition Costs
The Company provides proportional and non-proportional reinsurance coverage to cedants (insurance companies). In most cases, cedants seek protection for business that they have not yet written at the time they enter into reinsurance agreements and thus have to estimate the volume of premiums they will cede to the Company. Reporting delays are inherent in the reinsurance industry and vary in length by reinsurance market (country of cedant) and type of treaty. As delays can vary from a few weeks to a year or sometimes longer, the Company produces accounting estimates to report premiums and acquisition costs until it receives the cedants’ actual premium reported data.
Under proportional treaties, which represented 82% of the Company’s total gross premiums written for the year ended December 31, 2016, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 18% of the Company’s total gross premiums written for the year ended December 31, 2016, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
The magnitude and impact of changes in premium estimates differs for proportional and non-proportional treaties. Although proportional treaties may be subject to larger changes in premium estimates compared to non-proportional treaties, as the Company generally receives cedant statements in arrears and must estimate all premiums for periods ranging from one month to more than one year (depending on the frequency of cedant statements), the pre-tax impact is mitigated by changes in the cedant’s related reported acquisition costs and losses. The impact of the change in estimate on premiums earned and net income varies depending on when the change becomes known during the risk period and the underlying profitability of the treaty. Non-proportional treaties generally include a fixed minimum premium and an adjustment premium. While the fixed minimum premiums require no estimation, adjustment premiums are estimated and could be subject to changes in estimates.

The amounts recorded within net premiums written and earned that related to changes in prior year premium estimates reported by cedants for P&C and Specialty segments for the year ended December 31, 2016 were as follows (in millions of U.S. dollars:

	Net premiums written	Net premiums earned
P&C	$(15)	$(8)
Specialty	21	3
Total	$6	$(5)
These changes in prior year premium estimates impacting net premiums written and earned, and after the corresponding adjustments to acquisition costs and losses and loss expenses, did not have a material impact on the Company’s consolidated net income.
The recoverability of deferred acquisition costs is dependent upon the future profitability of the related business and the testing of recoverability to assess valuation is performed periodically together with a reserve adequacy test based on the latest best estimate assumptions by line of business.
See Notes 2(d), 9(b) and 20 to the Consolidated Financial Statements in Item 18 of this report and Operating Results—Results by Segment in Item 5 of this report for accounting policies or further details regarding premiums and recoverability of deferred acquisition costs.
Recoverability of Deferred Tax Assets
Under U.S. GAAP, a deferred tax asset or liability is to be recognized for the estimated future tax effects attributable to temporary differences and carryforwards. U.S. GAAP also establishes procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Management must use its judgment in considering the relative impact of positive and negative evidence.
The Company has projected future taxable income in the tax jurisdictions in which the deferred tax assets arise based on management’s projections of premium and investment income, capital gains and losses, and technical and expense ratios. Based on these projections and an analysis of the ability to utilize loss and foreign tax credits carryforwards at the taxable entity level, management evaluates the need for a valuation allowance.
The Company has estimated the future tax effects attributed to temporary differences and has a deferred tax asset at December 31, 2016 of $123 million, after a valuation allowance of $92 million. The most significant component of the deferred tax asset (after valuation allowance) relates to loss reserve discounting for tax purposes. See Note 14 to the Consolidated Financial Statements in Item 18 of this report for details.
In accordance with U.S. GAAP, the Company has assumed that the future reversal of deferred tax liabilities will result in an increase in taxes payable in future years. Underlying this assumption is an expectation that the Company will continue to be subject to taxation in the various tax jurisdictions and that the Company will continue to generate taxable revenues in excess of deductions.
See Notes 2(l) and 14 in Notes to the Consolidated Financial Statements in Item 18 of this report for further details.
Valuation of Investments Measured Using Significant Unobservable Inputs
As more fully described in Note 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2016 the Company classified $715 million of investment and funds held–directly managed as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, other invested assets (including derivatives) and the funds held–directly managed account. See Notes 2(n) and 6 to the Consolidated Financial Statements in Item 18 of this report for more discussion of the Company’s use of derivative financial instruments.

See also Quantitative and Qualitative disclosures About Market Risk in Item 11 of this report for a further discussion of interest rate and credit spread risk and a sensitivity analysis of interest rate and credit spread variances on the valuation of the Company’s investments and funds withheld directly managed.
Valuation of Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination (PartnerRe SA, Winterthur Re, Paris Re and PartnerRe Health). The Company assesses the appropriateness of its valuation of goodwill on at least an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If, as a result of the assessment, the Company determines that the value of its goodwill is impaired, goodwill will be written down in the period in which the determination is made. In making an assessment of the value of its goodwill, the Company uses both market based and non-market based valuations. The fair value of the reporting units is determined based on the price-to-earnings multiples, book value multiples, and present value of estimated cash flows methods. Significant changes in the data underlying these assumptions could result in an assessment of impairment of the Company’s goodwill asset. In addition, if the current economic environment and/or the Company’s financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded against net income in the period such deterioration occurred.
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2016.
Intangible assets represent the fair value adjustments related to unpaid losses and loss expenses and the fair values of renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $107 million at December 31, 2016.
See Notes 2(j), 2(k) and 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
New Accounting Pronouncements
See Note 2(r) to the Consolidated Financial Statements included in Item 18 of this report.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
For a discussion of known trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see Operating Results in Item 5, Liquidity and Capital Resources in Item 5 and Tabular Disclosure of Contractual Obligations in Item 5 of this report.
E. Off-balance sheet arrangements
The Company has guaranteed the obligations related to debt issued to third parties by its finance subsidiaries as follows:
In September 2016, PartnerRe Ireland Finance DAC issued senior notes with an aggregate principal amount of €750 million. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC related to these senior notes.
In March 2010, PartnerRe Finance B LLC issued senior notes with an aggregate principal of $500 million. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these senior notes.
In November 2006, PartnerRe Finance II Inc. issued Junior Subordinated Capital Efficient Notes (CENts) with a principal amount of $250 million, and on March 13, 2009, under the terms of a tender offer, purchased and retired $187 million of this principal amount. As a result, the remaining aggregate principal amount of the CENts is $63 million. The Company has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc. related to the CENts.
For additional information, see Note 10 to the Consolidated Financial Statements in Item 18 of this report.

F. Tabular Disclosure of Contractual Obligations
In the normal course of its business, the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2016 were as follows (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Operating leases	$44.4	$23.9	$18.1	$1.9	$0.5
Other operating agreements	$13.4	$9.0	$4.4	$—	$—
Other invested assets (1)	$215.0	$85.0	$106.0	$24.0	$—
Non-life reserves (2)	$8,985.4	$2,664.3	$2,563.9	$1,357.7	$2,399.5
Life and health reserves (3)	$2,823.1	$412.1	$478.3	$259.5	$1,673.2
Deposit liabilities	$15.0	$10.4	$1.8	$0.8	$2.0
Senior notes and Preferred Shares:
2010 senior notes—principal (4)	$500.0	$—	$—	$500.0	$—
2010 senior notes—interest	$96.3	$27.5	$55.0	$13.8	$—
2016 senior notes—principal(5)	€750.0	€—	€—	€—	€750.0
2016 senior notes—interest	€47.0	€9.4	€18.8	€18.8	€9.4 per annum
Capital efficient notes—principal (6)	$63.4	$—	$—	$—	$63.4
Capital efficient notes—interest	n/a	—(7)	—(7)	—(7)	—(7)
Series F non-cumulative preferred shares—principal(7)	$67.0	$—	$—	$—	$67.0
Series F non-cumulative preferred shares—dividends	n/a	3.9	7.8	7.8	$3.9 per annum
Series G cumulative preferred shares—principal(8)	$160.4	$—	$—	$—	$160.4
Series G cumulative preferred shares—dividends	n/a	$10.4	$20.8	$20.8	$10.4 per annum
Series H cumulative preferred shares—principal(8)	$293.8	$—	$—	$—	$293.8
Series H cumulative preferred shares—dividends	n/a	$21.3	$42.6	$42.6	$21.3 per annum
Series I non-cumulative preferred shares—principal(7)	$183.0	$—	$—	$—	$183.0
Series I non-cumulative preferred shares—dividends	n/a	$10.8	$21.6	$21.6	$10.8 per annum

n/a: Not applicable

(1)	The amounts above for other invested assets represent the Company’s expected timing of funding capital commitments related to its strategic investments.

(2)
The Company’s Non-life reserves represent management’s best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2016, and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual loss payments related to these reserves might vary significantly from the Company’s current estimate of the expected timing and amounts of loss payments based on many factors, including large individual losses as well as general market conditions.

(3)
Life and Health reserves at December 31, 2016 of $1,984 million are computed on a discounted basis, whereas the expected payments by period in the table above are the estimated payments at a future time and do not reflect a discount of the amount payable.

(4)
PartnerRe Finance B LLC, the issuer of the 2010 senior notes, does not meet consolidation requirements under U.S. GAAP. Accordingly, the Company shows the related intercompany debt of $500 million in its Consolidated Balance Sheet at December 31, 2016. The 2010 senior notes of an aggregate principal outstanding of $500 million mature on June 1, 2020. Interest on the senior notes is payable semi-annually and cannot be deferred. The equity method is used to account for the investment in PartnerRe Finance B LLC.

(5)
PartnerRe Ireland Finance DAC, the issuer of the 2016 senior notes, meets the consolidation requirements under U.S. GAAP. Accordingly, the Company shows the debt of €750 million in its Consolidated Balance Sheet at December 31, 2016. The 1.250% senior notes with aggregate principal outstanding of €750 million mature on September 15, 2026. Interest on the senior notes is payable annually commencing on September 15, 2017.

(6)
PartnerRe Finance II Inc., the issuer of the CENts, does not meet consolidation requirements under U.S. GAAP. Accordingly, the Company shows the related intercompany debt of $71 million in its Consolidated Balance Sheets at December 31, 2016 and 2015. The CENts will mature on December 1, 2066 and may be redeemed at the option of the issuer, in whole or in part, since December 1, 2016 upon occurrence of specific rating agency or tax events. Interest on the CENts is payable quarterly until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%. As a result of the variable interest rate, the table above does not show the interest payable.

(7)
The Company’s Series F and I preferred shares are non-cumulative, perpetual and have no mandatory redemption requirement, but may be redeemed at the Company’s option at any time or in part from time to time on or after March 1, 2018 and May 1, 2021, respectively.

(8)
The Company’s Series G and H preferred shares are cumulative, perpetual and have no mandatory redemption requirement, but may be redeemed at the Company’s option at any time or in part from time to time on or after May 1, 2021, respectively.

The Contractual Obligations and Commitments table above does not include an estimate of the period of cash settlement of its tax liabilities with the respective taxing authorities given the Company cannot make a reasonably reliable estimate of the timing of cash settlements.
See Notes 10 and 11 to the Consolidated Financial Statements in Item 18 of this report for further details related to debt and preferred shares.
Due to the limited nature of the information presented above, it should not be considered indicative of the Company’s liquidity or capital needs. See Liquidity section above.
The Company has committed to a 10 year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 29, 2020. At December 31, 2016, the Company’s participation in the facility was $62 million. At December 31, 2016, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
G. Safe Harbor
PartnerRe Ltd. has made statements in this annual report on Form 20-F that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors described in Risk Factors in Item 3 of this report.
Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this annual report on Form 20-F to conform our prior statements to actual results or revised expectations.
H. Non-GAAP Financial Measures
Regulation G and Item 10(e) of Regulation S-K define a “non-GAAP financial measure” as a numerical measure of a company’s historical or future financial performance, financial position or cash flows that excludes (includes) amounts or is subject to adjustments that have the effect of excluding (including) amounts, that are included (excluded) in the most directly comparable measure calculated in accordance with GAAP. The definition of non-GAAP financial measures specifically excludes measures for business segments that are disclosed under ASC 280, Segment Reporting.
“GAAP” means accounting principles generally accepted in the United States (or U.S. GAAP).
In addition to the financial measures included directly in the Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income, management uses certain other financial measures that can be calculated from amounts included in the Consolidated Financial Statements or Notes to the Consolidated Financial Statements, which are not considered by the Company to be non-GAAP financial measures within the meaning of Regulation G and Item 10(e). These financial measures are used to evaluate its financial performance and the overall growth in value generated for the Company’s shareholders.
The Company has not presented or discussed any non-GAAP financial measures in this report as an addition to or substitute for measures of financial performance prepared in accordance with U.S. GAAP.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management
As at 1 January, 2016, the Board consisted of ten directors, Messers. Montupet, Holsboer, Mendoza, Sautter, Seow, Twomey, Willam and Zwiener and Ms. Hanratty and Ms. Perry. Mr. Montupet also acted as Chairman of Board. There were four committees of the Board; the Audit Committee, the Risk & Finance Committee, the Compensation & Management Development Committee and the Nominating & Governance Committee. Mr. Zwiener also held the executive role as Interim CEO of the Company from January 2015 until closing of the Merger.
Upon the closing of the Merger on March 18, 2016, and pursuant to the terms of the Merger Agreement (and not due to any disagreement with the Company), all of the directors of the Company immediately prior to the closing of the Merger were automatically removed at the effective time of the Merger and replaced with the following individuals: (i) John Elkann; (ii) Enrico Vellano; (iii) Mario Bonaccorso; (iv) Patrick Thiele; and (v) Brian Dowd. Effective upon the closing of the Merger, the Board dissolved all existing committees of the Board and established an Audit Committee. Brian Dowd and Patrick Thiele were appointed to the Audit Committee.
Further, in accordance with the terms of Mr. Zwiener’s employment agreement with the Company, his employment terminated upon the closing of the Merger, and he was deemed to have resigned from any position (including as an officer and a director) with the Company or any of its subsidiaries or affiliates, effective March 18, 2016.
The following are the directors and executive officers of the Company as of April 5, 2017.

Name	Position with the Company	Date Appointed
John Elkann	Director, Chairman of the Board	18 March 2016
Brian Dowd	Director, Chairman of the Audit Committee	18 March 2016
Patrick A. Thiele	Director, Member of the Audit Committee	18 March 2016
Enrico Vellano	Director	28 March 2016
Bilge Ogut	Director	28 July 2016
Nikhil Srinivasan	Director	5 August 2016
Emmanuel Clarke	Director, President and CEO	24 March 2016
Mario Bonaccorso	Executive Vice President and CFO	4 April 2016
Laurie Desmet	Executive Vice President and Chief Operations Officer	1 April 2013
Theodore C. Walker	CEO Worldwide P&C	1 July 2016
Charles Goldie	CEO Worldwide Specialty	1 July 2016
Marvin Pestcoe	Executive Vice President & CEO, Life, Health and Strategic Ventures	1 July 2016
Scott Altstadt	Chief Underwriting Officer	1 July 2016
Biographical information

•	John Elkann, Director, Chairman of the Board
John Elkann is a Director and Chairman of PartnerRe, Chairman and CEO of EXOR and Chairman of Fiat Chrysler Automobiles N.V. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in manufacturing, sales and marketing at various companies within the Fiat Group in the U.K., Poland and France. He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the U.S. and Europe. Mr. Elkann is Chairman of Giovanni Agnelli e C. Sapaz. and Italiana Editrice. He is a board member of The Economist Group, News Corporation and Ferrari S.p.A. Mr. Elkann is a member of Museum of Modern Art as well as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

•	Brian Dowd, Director, Chairman of the Audit Committee (Independent)
Brian Dowd is a Director and Chairman of the Audit Committee of PartnerRe. Previously, Mr. Dowd was a member of the Office of the Chairman of ACE Group, focusing on underwriting-related matters, including oversight of the ACE Group’s product boards, the general underwriting disciplines of the company’s profit centers, outward reinsurance placements and run-off operations and special strategic projects. Mr. Dowd also held relevant positions at ACE Group from 1997 until his appointment as Chairman of ACE’s Insurance – North America business segment in 2006. He also held the role of Vice Chairman of ACE Limited from 2009 until his retirement in 2015. Prior to that, Mr. Dowd held underwriting positions of increasing responsibility at Arkwright Mutual Insurance Company over a seven-year period. He holds a Bachelor of Science (B.S.) in Finance from Northern Illinois University, as well as the Chartered Property Casualty Underwriter professional designation.

•	Patrick A. Thiele, Director, Member of the Audit Committee (Independent)
Patrick A. Thiele is a Director and member of the Audit Committee of PartnerRe. Mr. Thiele served as CEO of PartnerRe from 2000 until his retirement in 2010. In February 2014, Mr. Thiele joined the board of One Beacon Insurance Group, and in February 2015, he joined the boards of the investment companies in the Mairs and Power family of mutual funds. Mr. Thiele previously held executive roles at CGU plc (now Aviva plc) and at The St. Paul Companies, where he spent the first 20 years of his insurance career, culminating in his appointment as its CEO of Worldwide Insurance Operations. Mr. Thiele began his career in 1975, working as a securities analyst with the National Bank of Detroit. He holds both a B.S. in Finance and a Master in Business Administration from the University of Wisconsin, Madison, as well as the Chartered Financial Analyst designation.

•	Enrico Vellano, Director
Enrico Vellano is a Director of PartnerRe. Mr. Vellano is also the Chief Financial Officer (CFO) of EXOR. In 1992, Mr. Vellano started his professional career at Arthur Andersen LLP. In 1995, he joined SAI Assicurazioni where he specialized in the management of equity and bond portfolios. In 1997, he began working at Istituto Finanziario Italiano Laniero (IFIL), the investment company controlled by the Agnelli Family. In 2006 when he was named CFO of IFIL, which was merged with Instituto Finanziario Italiano in 2009 to create EXOR. He is also a board member of Juventus Football Club, Almacantar S.A. and Emittenti Titoli. Mr. Vellano holds a Bachelor of Arts in Economics at the University of Torino.

•	Bilge Ogut, Director (Independent)
Bilge Ogut is a Director of PartnerRe. Ms. Ogut is Head of Private Equity in Europe at Partners Group, the global private markets investment manager firm, and is a member of Partners Group’s Private Equity Directs Investment Committee and Private Equity Primaries Europe Investment Committee. Prior to joining Partners Group she was Deputy Head of Private Equity at Standard Bank International from 2010 to 2011 and was with Warburg Pincus from 1998 to 2009.

•	Nikhil Srinivasan, Director (Independent)
Nikhil Srinivasan is a Director of PartnerRe. Mr. Srinivasan is the former Group Chief Investment Officer and a member of the Group Management Committee of Generali and Chairman of Generali Real Estate. Prior to joining Generali, he was at Allianz SE for ten years based in Singapore and Munich, where he was Group Chief Investment Officer and a member of Allianz SE’s International Executive Committee responsible for the firm’s investment strategy.

•	Emmanuel Clarke, Director, President and CEO
Emmanuel Clarke is a Director and President and CEO of PartnerRe. Mr. Clarke is responsible for leading and managing the Company’s operations. He is also a member of PartnerRe’s Group Executive Committee. Mr. Clarke has 20 years of professional experience in the reinsurance industry. He joined PartnerRe in 1997 and was appointed as Head of Credit & Surety, PartnerRe Global in 2002 and Head of P&C, PartnerRe Global in 2006. In 2008 Mr. Clarke was appointed as Head of Specialty Lines, PartnerRe Global and Deputy CEO of PartnerRe Global. Effective September 1, 2010, Mr. Clarke was appointed as CEO of PartnerRe Global On September 8, 2015, Mr. Clarke was appointed President of PartnerRe and on 24 March, 2016, Mr. Clarke was appointed CEO of PartnerRe. Mr. Clarke has a MBA from the University Paris, IX - Dauphine, specializing in Finance and Controlling and a MBA in International Business from Baruch College of CUNY.

•	Mario Bonaccorso, Executive Vice President and CFO
Mario Bonaccorso is Executive Vice President and CFO of PartnerRe. Mr. Bonaccorso is a member of PartnerRe’s Group Executive Committee and is responsible for the Company’s financial operations. Prior to joining PartnerRe, Mr. Bonaccorso served as Managing Director of EXOR for nine years where he was responsible for investments and the management of EXOR’s portfolio companies. Prior to joining EXOR, Mr. Bonaccorso worked as a Research and Development Telecom Engineer at Qualcomm Inc., as an engagement manager at McKinsey & Co. and as Chief Investment Officer of Jupiter Finance. Mr. Bonaccorso has a Master of Science cum laude in Telecommunications Engineering at Politecnico di Torino University and a MBA with honors from INSEAD. Mr. Bonaccorso has served on behalf of EXOR on the board of directors of Cushman & Wakefield, Banijay Holding, Banca Leonardo and EXOR SA.

•	Laurie Desmet, Executive Vice President and Chief Operations Officer
Laurie Desmet is Executive Vice President and Chief Operations Officer of PartnerRe. Mr. Desmet joined PartnerRe in 2004 as Chief Accounting Officer and was appointed Chief Operations Officer of PartnerRe’s Global operations in 2010. Effective April 1, 2013, Ms. Desmet was appointed Executive Vice President and Chief Operations Officer. She has exclusive responsibility for the Company’s Underwriting Support Services. Ms. Desmet has more than 31 years of experience, both in public accounting and the reinsurance and insurance industries. Prior to joining PartnerRe, Ms. Desmet was employed by Converium as Chief Accounting Officer and by Ernst & Young as a Senior Manager. Ms. Desmet has a Bachelor of Arts in Accounting from Michigan State University.

•	Theodore C. Walker, CEO Worldwide P&C
Theodore (Tad) Walker is a member of PartnerRe Group’s Executive Committee and is responsible for the executive management of PartnerRe’s P&C worldwide business segment. Mr. Walker has over 25 years’ worth of experience in the reinsurance and insurance industries and has been with PartnerRe since 2002. He has held the positions of President and CEO of North America, with executive responsibility for North America, and Executive Vice President and Chief Underwriting Officer for PartnerRe U.S. with responsibility for all underwriting activities in the U.S. business units. Previously, he was responsible for PartnerRe’s worldwide book of catastrophe business, in the role of Head of Catastrophe. Prior to joining PartnerRe, Mr. Walker was Senior Vice President at American Re, where he was responsible for the company’s Latin American operations. Mr. Walker then worked for ten years at Bacardi International as Risk Manager, and then as Vice President of Bacardi Capital, the Group’s treasury arm. He began his career as in and insurance and reinsurance broker for Sedgwick in London and Boston. Mr. Walker holds a B.S. from Georgetown University’s School of Foreign Service. He currently serves on the Board of Overseers at St. John’s School of Risk Management, as a Board Member of Bacardi Limited and as a Board Member of Crane & Co., an international paper and currency manufacturer. Mr. Walker is a past Chairman of the Reinsurance Association of America and is a current member of their board of directors.

•	Charles Goldie, CEO Worldwide Specialty
Charles Goldie is a member of PartnerRe’s Group Executive Committee and is responsible for the executive management of PartnerRe’s Specialty Lines worldwide business segment. Mr. Goldie has over 25 years of experience both as an actuary and as a reinsurance underwriting manager. He joined PartnerRe in 2002 as head of the U.S. Specialty Lines portfolio and in 2009 was named Head of Risk Management and Reserving for PartnerRe Global. Prior to joining PartnerRe, he worked for Gerling Global Reinsurance Corp of America as Head of Casualty Underwriting and for Milliman as a consulting actuary. Mr. Goldie has a BSc in Economics from the State University of New York at Binghamton and is a fellow of the Casualty Actuarial Society.

•	Marvin Pestcoe, Executive Vice President & CEO, Life, Health and Strategic Ventures
Marvin Pestcoe is a member of PartnerRe’s Group Executive Committee and is responsible for the Company’s worldwide Life and Health business, as well as strategic investments. Mr. Pestcoe has 30 years of experience in property and casualty insurance, reinsurance, and investments. He joined PartnerRe in 2001 as head of the Company’s Alternative Risk Operations, and in 2008 was appointed Deputy Head of Capital Markets Group and Head of Capital Assets. In 2010 he assumed responsibility for all Investment Operations and executive responsibility for the worldwide Life Operations. Following the acquisition of Presidio in 2012 these responsibilities were expanded to include health insurance and reinsurance. Prior to joining PartnerRe, Mr. Pestcoe was Chief Actuary of Swiss Re New Markets. Mr. Pestcoe is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

•	Scott Altstadt, Chief Underwriting Officer
Scott Altstadt is a member of PartnerRe’s Group Executive Committee and has executive responsibility for the Company’s underwriting function. Mr. Altstadt has over 27 years of professional experience in the insurance and reinsurance industries. He joined PartnerRe in 2001, as Senior Pricing Actuary of P&C and was appointed as Chief Pricing Actuary for Specialty Lines in 2002, becoming Deputy Head of P&C in 2008. He was appointed to the position of Chief Underwriting Officer PartnerRe Global in 2013. Prior to joining PartnerRe, Mr. Altstadt worked in the U.S. and Europe with Zurich Financial Services and CNARe. Mr. Altstadt has a B.S. in Mathematics and Statistics from Purdue University.
The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.

B. Compensation
Director Compensation
During 2016, the four independent directors received approximately $561 thousand as compensation for their services as directors, the nine independent directors who resigned or were automatically removed pursuant to the terms of the Merger Agreement on March 18, 2016 received approximately $619 thousand as compensation for their services as directors and the two non-independent, non-employee directors (as well as PartnerRe’s Chief Financial Officer who was a director prior to joining the Company) received approximately $562 thousand as compensation for their services as directors. Compensation includes cash directors’ fees and stock based compensation (paid to the directors in office immediately prior to the Merger). Mr. Clarke did not receive any compensation for his services as a director in 2016. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
Executive Compensation
During 2016, PartnerRe’s executive officers earned $27.1 million in aggregate compensation. This is comprised of base salary of approximately $3.7 million, annual bonus of $5.0 million, pension and other benefits of $1.8 million and severance of $16.6 million. Long-term incentive (LTI compensation) is excluded from these totals and is described in more detail below.
Long-term incentive (LTI) Program
The 2016 LTI Program consisted of cash awards made in local currencies with a two-year cliff vest. During 2016, PartnerRe’s executive officers had target LTI values in local currencies and were awarded an aggregate of $8.0 million in LTI compensation. Upon vesting, target awards will be adjusted based on the Company’s performance measure which is a two-year compound Return on Underwriting Capital metric.
C. Board Practices
The Board currently consists of seven directors, Messers. Elkann, Vellano, Thiele, Dowd, Clarke and Srinivasan and Ms. Ogut and has a majority of independent directors. The current Board have been elected to serve until the next Annual General Meeting of the Company or until their respective successors are appointed. As provided in our Bye-Laws, the number of Directors shall be such number not less than three as the Company by Resolution may, from time to time, determine.
There are no service contracts between the Company and any of the Company’s directors providing for benefits upon termination of their employment or service.
Audit Committee
The Board has established an Audit Committee comprised of Messers. Thiele and Dowd who are independent in accordance with the definition of the applicable NYSE and SEC Rules. See also Item 16A of this report for a further discussion regarding the Audit Committee financial expert.
Pursuant to its charter, the Audit Committee’s primary responsibilities are to assist Board oversight of:

•	the integrity of PartnerRe’s financial statements;

•	PartnerRe’s compliance with legal and regulatory requirements, including the receipt of reports arising in respect of the Code of Business Conduct and Ethics;

•	the independent auditor’s qualifications and independence; and

•	the performance of PartnerRe’s internal audit function and independent auditors.
The Audit Committee regularly meets with management, the Chief Audit Officer and our independent registered public accounting firm to review matters relating to the quality of financial reporting and internal accounting controls, including the nature, extent and results of their audits. In addition, the Audit Committee discusses PartnerRe’s policies with respect to risk assessment and risk management processes.
D. Employees
The Company had 957 employees at December 31, 2016. The following table show the breakdown of the number of employees by geographic location as of December 31, 2016, 2015 and 2014:

Geographic location	2016	2015	2014
Asia, Australia and New Zealand	46	40	34
Europe	539	568	593
Latin America, Caribbean and Africa	7	5	4
North America	365	422	438
Total	957	1,035	1,069
E. Share ownership
Not applicable. 100% of the common shares are owned by EXOR Nederland N.V. (previously named Exor N.V.) and there are no other common shares issued and no stock-based compensation issued as at December 31, 2016.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Following the completion of the Merger on March 18, 2016, each publicly traded common share of the Company issued and outstanding was cancelled, the common shares were delisted from the NYSE, and one common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company. In November 2016, the one common share of $1.00 par value was subdivided into 100 million authorized and issued common shares of $0.00000001 par value each. In December 2016, Exor N.V. was renamed EXOR Nederland N.V. As a result, at December 31, 2016, the issued and outstanding share capital was $1.00.
Prior to the acquisition of 100% of the common shares of the Company, the Exor Group held 9.9% of the publicly held common shares of the Company, which were acquired in 2015 in contemplation of the acquisition.
B. Related Party Transactions
As at December 31, 2016, EXOR Nederland N.V. (previously named Exor N.V.) held 100% of the voting common shares of the Company and therefore had power to make decisions that impact the Company. In addition, the Company has entered into certain related party transactions as disclosed in Notes 10 and 19 to the Consolidated Financial Statements in Item 18 of this report.
For 2016, the Board determined that there were no related party transactions involving our directors, executive officers or any of their immediate family members requiring disclosure.

C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this report, which includes details of changes in shareholders’ equity included in the Statement of Shareholders’ Equity.

B. Significant Changes
On February 28 and March 31, 2017 PartnerRe subscribed $50 million and $100 million, respectively, to funds managed by an entity within the Exor Group which invests in publicly listed equities. The funds are registered in Luxembourg and regulated by the Commission de Surveillance du Secteur Financier, or CSSF.
On April 3, 2017, after receiving all necessary regulatory approvals, PartnerRe completed the acquisition of 100% of the outstanding ordinary shares of Aurigen Capital Limited, a North American life reinsurance company, for CAD 375 million (or approximately $286 million).

There were no other material subsequent events or significant changes requiring disclosure for the period from January 1 to April 5, 2017.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
The Company’s common shares are no longer listed as a result of the acquisition by Exor N.V. in March 2016. The Company’s preferred shares are listed on the NYSE under the symbols PRE-F, PRE-G, PRE-H, and PRE-I. Refer to Note 11 to the Consolidated Financial Statements in Item 18 of this report for further details.
The following table sets forth, for the periods indicated, the high and low market prices per share of the Company’s preferred shares that remain outstanding as of December 31, 2016 as reported on the NYSE (in U.S. dollars):

	High	Low
For the Year Ended:
December 31, 2013
5.875% Series F Non-Cumulative Preferred Shares	25.15	19.88
December 31, 2014
5.875% Series F Non-Cumulative Preferred Shares	25.61	20.12
December 31, 2015
5.875% Series F Non-Cumulative Preferred Shares	26.56	23.90
December 31, 2016
5.875% Series F Non-Cumulative Preferred Shares	27.48	22.95
6.50% Series G Cumulative Preferred Shares	30.33	25.32
7.25% Series H Cumulative Preferred Shares	32.40	25.02
5.875% Series I Non-Cumulative Preferred Shares	28.94	22.97

For the Quarter Ended in 2015:
5.875% Series F Non-Cumulative Preferred Shares
First quarter	25.73	24.62
Second quarter	25.82	23.90
Third quarter	26.45	24.25
Fourth quarter	26.56	24.77

For the Quarter Ended in 2016:
First quarter
5.875% Series F Non-Cumulative Preferred Shares	26.92	24.81
Second quarter
5.875% Series F Non-Cumulative Preferred Shares	26.18	24.50
6.50% Series G Cumulative Preferred Shares	29.86	26.00
7.25% Series H Cumulative Preferred Shares	30.98	26.76
5.875% Series I Non-Cumulative Preferred Shares	26.19	24.91
Third quarter
5.875% Series F Non-Cumulative Preferred Shares	27.48	25.66
6.50% Series G Cumulative Preferred Shares	30.33	28.16
7.25% Series H Cumulative Preferred Shares	32.40	29.52
5.875% Series I Non-Cumulative Preferred Shares	28.94	26.10
Fourth quarter
5.875% Series F Non-Cumulative Preferred Shares	26.54	22.95
6.50% Series G Cumulative Preferred Shares	28.99	25.32
7.25% Series H Cumulative Preferred Shares	30.82	25.02

5.875% Series I Non-Cumulative Preferred Shares	27.83	22.97

For the Month ended in the Fourth Quarter of 2016 and Subsequently:
September 30, 2016
5.875% Series F Non-Cumulative Preferred Shares	26.90	25.72
6.50% Series G Cumulative Preferred Shares	30.20	28.20
7.25% Series H Cumulative Preferred Shares	31.48	29.52
5.875% Series I Non-Cumulative Preferred Shares	27.94	27.32
October 31, 2016
5.875% Series F Non-Cumulative Preferred Shares	26.54	25.77
6.50% Series G Cumulative Preferred Shares	28.99	27.77
7.25% Series H Cumulative Preferred Shares	30.82	29.01
5.875% Series I Non-Cumulative Preferred Shares	27.83	26.08
November 30, 2016
5.875% Series F Non-Cumulative Preferred Shares	25.96	24.65
6.50% Series G Cumulative Preferred Shares	28.70	25.77
7.25% Series H Cumulative Preferred Shares	30.31	25.02
5.875% Series I Non-Cumulative Preferred Shares	27.40	23.67
December 31, 2016
5.875% Series F Non-Cumulative Preferred Shares	24.74	22.95
6.50% Series G Cumulative Preferred Shares	27.27	25.32
7.25% Series H Cumulative Preferred Shares	27.55	26.21
5.875% Series I Non-Cumulative Preferred Shares	24.40	22.97
January 31, 2017
5.875% Series F Non-Cumulative Preferred Shares	24.98	24.07
6.50% Series G Cumulative Preferred Shares	26.82	25.47
7.25% Series H Cumulative Preferred Shares	28.89	27.11
5.875% Series I Non-Cumulative Preferred Shares	25.36	23.56
February 28, 2017
5.875% Series F Non-Cumulative Preferred Shares	25.39	24.77
6.50% Series G Cumulative Preferred Shares	26.54	25.73
7.25% Series H Cumulative Preferred Shares	28.97	27.16
5.875% Series I Non-Cumulative Preferred Shares	25.21	24.26
March 31, 2017
5.875% Series F Non-Cumulative Preferred Shares	25.87	24.50
6.50% Series G Cumulative Preferred Shares	26.79	25.67
7.25% Series H Cumulative Preferred Shares	28.64	27.43
5.875% Series I Non-Cumulative Preferred Shares	25.63	24.28
B. Plan of Distribution
Not applicable.
C. Markets
Each series of the Company’s preferred shares is listed and traded on the NYSE. The 5.875% Series F Non-Cumulative Preferred Shares began trading on February 19, 2013 and the 6.50% Series G Cumulative Preferred Shares, the 7.25% Series H Cumulative Preferred Shares and the 5.875% Series I Non-Cumulative Preferred Shares began trading on May 6, 2016.

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The Company’s Amended Memorandum of Association has been filed as exhibit 3.1 to Form F-3 (File no 333-7094) filed with the SEC on June 20, 1997, and is hereby incorporated by reference into this Annual Report.
The Company’s Bye-laws were adopted on March 18, 2016 and filed as exhibit 3.1 to our Report on Form 8-K (File No 001-14536) filed with the SEC on March 18, 2016, and are hereby incorporated by reference into this Annual Report.
Corporate Registration and Objectives
PartnerRe Ltd. is incorporated under the laws of Bermuda. The Company is registered at the Bermuda Registrar under the number 18620. The purposes and powers of the Company are set forth in Items 6 and 7 (b) through (n) and (p) to (u) inclusive of the Second Schedule of the Bermuda Companies Act of 1981, as amended.
Board of Directors
The Bye-Laws provide that the Board shall be such number not less than three as the Company by resolution may, from time to time, determine. The Directors shall be elected or appointed at the Annual General Meeting, at any Special General Meeting called for that purpose or by Resolution. Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next Annual General Meeting or until their successors are elected or appointed or their office is otherwise vacated.
Under the Company’s Bye-laws and subject to the Companies Act, a Director is not prohibited from being a party to or otherwise have an interest in, any transaction or arrangement with the Company or in which the Company is otherwise interested. A Director who has complied with the Companies Act and with the Company’s Bye-laws with regard to declaring the nature of his interest in a transaction or arrangement with the Company, or in which the Company is otherwise interested, may be counted in the quorum and vote at any meeting at which such transaction or arrangement is considered by the Board.
In addition to its powers under Bye-Law 27, the Board on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or Affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or Affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.
The Company may in a Special General Meeting called for that purpose remove a Director, provided notice of any such meeting shall be served upon the Director concerned not less than fourteen (14) days before such meeting and s/he shall be entitled to be heard at such meeting. The Shareholders may authorize the Directors to fill any vacancy in their number, from time to time.
Under the Company’s Bye-Laws the quorum necessary for the transaction of the business of the Board may be fixed by the Board and, unless so fixed at any other number, shall be three (3) individuals and requires the presence of at least one Majority Shareholder Director Designee for so long as the Board consists of at least one Majority Shareholder Director Designee. Any Director who ceases to be a Director at a meeting of the Board may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting if no other Director objects and if otherwise a quorum of Directors would not be present.
A resolution in writing signed by all the Directors for the time being entitled to received notice of a meeting of the Board shall be valid and effectual as a resolution pass at a meeting of the Board.
A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.
Among the powers of the company which the Board may exercise, the Board is allowed to borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company. The Board may also issue debentures and other securities (whether outright or as collateral security for any debt, liability or obligation of the company or of any other persons).
Bermuda law provides that directors and officers in exercising their powers and discharging their duties shall act honestly and in good faith for the benefit of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Generally the duties of a Director are owed to the Company as whole and not to the Shareholders. Subject to the provisions of the Companies Acts and these Bye-Laws, the Board shall manage the business of the Company and may pay all expenses incurred in promoting and incorporating the Company and may exercise all the powers of the Company. The Board may exercise all the powers of the Company except those powers that are required by the Companies Acts or these Bye-Laws to be exercised by the Shareholders.
Shares and Share Rights
Subject to any special rights conferred on the holders of any Share or class of Shares, any Share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Board may determine.
The Board may, at its discretion and without the sanction of a Resolution, authorize the acquisition by the Company of its own Shares, of any class, at any price (whether at par or above or below par), and any Shares to be so purchased may be selected in any manner whatsoever, to be held as Treasury Shares or otherwise, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Acts. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Acts.
As provided in our Bye-Laws and subject to the Companies Acts, all or any of the special rights for the time being attached to any class of Shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent (75%) of the issued Shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of not less than seventy five percent (75%) of the issued Shares of that class, voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two (2) or more persons holding or representing by proxy any of the Shares of the relevant class, that every holder of Shares of the relevant class shall be entitled on a poll to one vote for every such Share held by him and that any holder of Shares of the relevant class present in person or by proxy may demand a poll; provided however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.
Except insofar as the rights attaching to, or the terms of issue of, any Share otherwise provide, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to the Bye-Laws, in paying up in full Shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any Shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.
The Board may from time to time resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any Share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto.

If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Acts, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any Shares or other assets upon which there is any liability.
General Meetings of Shareholders and Voting Rights
If required under the Companies Act, the Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Acts at such times and places as the Board shall appoint or, if requested in writing signed by the Majority Common Shareholder, at such times and places as the Majority Common Shareholder shall request. The Board may, whenever it thinks fit, and shall, when required by the Companies Acts or when requested by the Majority Common Shareholder, convene general meetings other than Annual General Meetings which shall be called Special General Meetings, at such time and place as the Board may appoint or, if requested in writing signed by the Majority Common Shareholder, at such time and place as the Majority Common Shareholder shall request. Except as required by the Companies Acts or when requested by the Majority Common Shareholder, Special General Meetings may not be called by any person other than the Board. Save where a greater majority is required by the Companies Acts or these Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.
Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing. Any such Resolution shall be signed by such number of Shareholders (or the holders of such class of Shares) as provided in the Companies Acts. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Acts) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.
Under our Bye-laws should any person (other than any EXOR Group Member) be a Ten Percent Shareholder, notwithstanding any provision to the contrary in these Bye-Laws, the votes conferred by the Controlled Shares of such person are hereby reduced (and shall be automatically reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder. Notwithstanding the foregoing, the Board may waive the restrictions in its discretion and on a case by case basis.
Change in Control
Subject to the Companies Act and pursuant our Bye-Laws, in addition to the approval of the Board, any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of a simple majority of votes cast at such meeting. A poll may be demanded in respect of such resolution in accordance with the Bye-Laws. Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda Company with another, a shareholder of the Bermuda company who has not voted in favor of the amalgamation or merger and is not satisfied that a fair value has been offered for such shareholder’s shares, may apply to the Supreme Court of Bermuda, within one month’s notice of the special general meeting, to appraise the fair value of the shares.
Changes in Capital
Subject to the Companies Act, Bye-Laws and Amended Memorandum of Association, the Company may from time to time by Resolution authorize the reduction of its issued Share Capital or any Share premium account in any manner.
C. Material Contracts
On January 25, 2015, the Company entered into the Amalgamation Agreement with AXIS, pursuant to which, upon the consummation of the transactions contemplated by the Amalgamation Agreement, the two companies were expected to amalgamate and continue as a single Bermuda exempted company. On August 2, 2015, the Company and AXIS entered into the Termination Agreement to terminate their respective obligations under the Amalgamation Agreement (the Termination). Pursuant to the terms of the Termination Agreement, in consideration of the Termination, the Company agreed to pay the AXIS Amalgamation Agreement Termination Fee referred to above in Item 5. The Termination Agreement also provided for the mutual release by the parties of all claims of each party under the Amalgamation Agreement. In connection with the execution of the Merger Agreement, the Company and AXIS terminated the Amalgamation Agreement. On August 3, 2015, in accordance with the terms of the Amalgamation Agreement, the Company paid the AXIS Amalgamation Agreement Termination Fee of $315 million.

On August 2, 2015, the Company entered into the Merger Agreement with Exor N.V., Pillar Ltd., a wholly-owned subsidiary of Exor N.V., and solely with respect to certain specified sections thereof, EXOR S.p.A. Pursuant to the Merger Agreement, EXOR S.p.A. acquired all of the outstanding common shares of the Company for an all-cash consideration of $137.50 per share and the Merger Special Dividend of $3.00 per share. The transaction was effected by a merger of Pillar Ltd. with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Exor N.V. Pursuant to the terms of the Merger Agreement, each common share of the Company issued and outstanding immediately prior to the effective time of the merger was (i) automatically canceled and converted into the right to receive the acquisition consideration and (ii) entitled to receive the Merger Special Dividend. The declaration of the Merger Special Dividend occurred prior to the effective time of the merger. The Merger was approved by the Company’s shareholders on November 19, 2015 and subject to certain regulatory clearance and other customary closing conditions. On March 18, 2016, the Company announced completion of the acquisition following regulatory clearance and completion of other customary closing conditions.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act 2003, the Exchange Control Act 1972, and related regulations of Bermuda that regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed.
The BMA has also granted us permission for the issue, sale and transfer of up to 20% of any security as defined in the Exchange Control Act including (without limitation) the grant or creation of options, warrants, coupon, rights and depository receipts (collectively, Securities) to and among persons who are resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange.
Under the Insurance Act, where the shares of a parent company of an insurer registered under the Insurance Act are not traded on any stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he has filed a notice in writing to the BMA that he intends to become a controller of the insurer and (b) the BMA has, not later than 45 days beginning on the date of service of that notice, notified him in writing that there is no objection to him becoming such a controller of the insurer or the 45 days have elapsed without the BMA having served written notice of objection. As described herein, our Bye-Laws contain restrictions on the transfer of shares that generally would have the effect of prohibiting any shareholder, other than any EXOR Group Member, from owning 10% or more of our common shares.
E. Taxation
The Company and PartnerRe Bermuda are not subject to taxation on profits in Bermuda. See Business Overview—Taxation of the Company and its Subsidiaries in Item 4 for further details.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
It is possible to read and copy documents that have been filed by the Company with the U.S. Securities and Exchange Commission (SEC) at the SEC’s office of Investor Education and Advocacy located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference rooms and their copy charges by calling the SEC at 1-800-SEC-0330. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at http://www.sec.gov.
I. Subsidiary Information
Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Overview
Management believes that the Company is principally exposed to five types of market related risk: interest rate risk, credit spread risk, foreign currency risk, counterparty credit risk and equity price risk. How these risks relate to the Company, and the process used to manage them, is discussed below.
The Company’s investment philosophy distinguishes between assets that are generally matched against the estimated net reinsurance liabilities (liability funds) and those assets that represent shareholder capital (capital funds). Liability funds are invested in a way that generally matches them to the corresponding liabilities in both duration and currency composition to provide a natural hedge against changes in interest rates and foreign exchange rates.
The Company’s investment philosophy is to reduce foreign currency risk on capital funds by investing primarily in U.S. dollar denominated investments. In considering the market risk of capital funds, it is important to recognize the benefits of portfolio diversification. Although these asset classes in isolation may introduce more risk into the portfolio, market forces have a tendency to influence each class in different ways and at different times. Consequently, the aggregate risk introduced by a portfolio of these assets should be less than might be estimated by summing the individual risks.
Although the focus of this discussion is to identify risk exposures that impact the market value of assets alone, it is important to recognize that the risks discussed herein are significantly mitigated to the extent that the Company’s investment strategy allows market forces to influence the economic valuation of assets and liabilities in a way that is generally offsetting.
As described above in this report, the Company’s investment strategy allows the use of derivative investments, subject to strict limitations. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions and aims to diversify its counterparty credit risk exposure. See Note 6 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
The following addresses those areas where the Company believes it has exposure to material market risk in its operations.
Interest Rate Risk
The Company’s fixed maturity portfolio and the fixed maturity securities in the investment portfolio underlying the funds held–directly managed account are exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The Company manages interest rate risk on liability funds by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the impact on the related liabilities. The Company believes that this process of matching the duration mitigates the overall interest rate risk on an economic basis. For non-life business and the mortality line of the life business, the estimated duration of the Company’s liabilities is based on projected claims payout patterns. For policy benefits related to annuity business, the Company estimates duration based on its commitment to annuitants. The Company manages the exposure to interest rate volatility on capital funds by choosing a duration profile that it believes will optimize the risk-reward relationship.
This matching of duration insulates the Company from the economic impact of interest rate changes. The Company’s liabilities are carried at their nominal value, and are not adjusted for changes in interest rates, with the exception of certain policy benefits for life and annuity contracts and deposit liabilities that are interest rate sensitive. However, substantially all of the Company’s invested assets (including the investments underlying the funds held–directly managed account) are carried at fair value, which reflects such changes. As a result, an increase in interest rates will result in a decrease in the fair value of the Company’s investments (including the investments underlying the funds held–directly managed account) and a corresponding decrease, net of applicable taxes, in the Company’s shareholders’ equity. A decrease in interest rates would have the opposite effect.
At December 31, 2016, the Company held approximately $2,365 million of its total invested assets in mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment.

At December 31, 2016, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets, and shareholders’ equity attributable to PartnerRe Ltd. as follows (in millions of U.S. dollars):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2016	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)(2)	$16,666	9%	$15,944	5%	$15,222	$14,500	(5)%	$13,778	(9)%
Total invested assets (3)	$18,361	9%	$17,624	4%	$16,887	$16,150	(4)%	$15,413	(9)%
Shareholders’ equity attributable to PartnerRe Ltd.	$8,162	22%	$7,425	11%	$6,688	$5,951	(11)%	$5,214	(22)%

(1)	Includes certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.

(2)	Excludes accrued interest.

(3)	Includes total investments, cash and cash equivalents, the investment portfolio underlying the funds held–directly managed account and accrued interest.
The changes do not take into account any potential mitigating impact from the equity market, taxes or the corresponding change in the economic value of the Company’s reinsurance liabilities, which would substantially offset the economic impact on invested assets, although the offset would not be reflected in the Consolidated Balance Sheet.
The Company strives to match the foreign currency exposure in its fixed income portfolio to its multi-currency liabilities. The Company believes that this matching process creates a diversification benefit. Consequently, the exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the foreign currency mix of the Company’s fixed maturity portfolio at the time of the interest rate changes. See Foreign Currency Risk below.
The impact of an immediate change in interest rates on the fair value of investments and on investments within the funds held–directly managed account exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity attributable to PartnerRe Ltd., in both absolute terms and as a percentage of total invested assets and shareholders’ equity attributable to PartnerRe Ltd., has not changed significantly at December 31, 2016 compared to December 31, 2015.
Interest rate movements also affect the economic value of the Company’s outstanding debt obligations and preferred securities in the same way that they affect the Company’s fixed maturity investments. This can result in a liability whose economic value is different from the carrying value reported in the Consolidated Balance Sheet given the Company records the carrying value of its outstanding debt obligations and preferred securities at the original issued principal amount. The Company believes that the economic fair value of its outstanding senior notes, CENts and preferred shares at December 31, 2016 was as follows (in millions of U.S. dollars):

	Carrying Value	Fair Value
Debt related to senior notes	$1,274	$1,301
Intercompany debt related to Capital Efficient Notes	$71	$67
Preferred shares	$704	$724
For the Company’s preferred shares, fair value is based on quoted market prices, while carrying value is based on the aggregate liquidation value of the shares.

See Note 3(b) to the Consolidated Financial Statements in Item 18 of this report for further details regarding debt and for a description on how the fair value of debt was determined.

See also Notes 10 and 11 to Consolidated Financial Statements in Item 18 of this report for further details regarding debt and preferred shares respectively as at December 31, 2016 and 2015 and related changes during the year.

Credit Spread Risk
The Company’s fixed maturity portfolio and the fixed maturity securities in the investment portfolio underlying the funds held–directly managed account are exposed to credit spread risk. Fluctuations in market credit spreads have a direct impact on the market valuation of these securities. The Company manages credit spread risk by the selection of securities within its fixed maturity portfolio. Changes in credit spreads directly affect the market value of certain fixed maturity securities, but do not necessarily result in a change in the future expected cash flows associated with holding individual securities. Other factors, including liquidity, supply and demand, and changing risk preferences of investors, may affect market credit spreads without any change in the underlying credit quality of the security.
As with interest rates, changes in credit spreads impact the shareholders’ equity of the Company as invested assets are carried at fair value, which includes changes in credit spreads. As a result, an increase in credit spreads will result in a decrease in the fair value of the Company’s investments (including the investment portfolio underlying the funds held–directly managed account) and a corresponding decrease, net of applicable taxes, in the Company’s shareholders’ equity. A decrease in credit spreads would have the opposite effect.
At December 31, 2016, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to interest rate risk (as presented in the table above), total invested assets and shareholders’ equity attributable to PartnerRe Ltd. as follows (in millions of U.S. dollars):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2016	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk(1)(2)	$16,274	7%	$15,748	3%	$15,222	$14,696	(3)%	$14,170	(7)%
Total invested assets (3)	$17,946	6%	$17,416	3%	$16,887	$16,358	(3)%	$15,828	(6)%
Shareholders’ equity attributable to PartnerRe Ltd.	$7,747	16%	$7,217	8%	$6,688	$6,159	(8)%	$5,629	(16)%

(1)
Included within the fair value of investments exposed to interest rate risk is $10.1 billion of fair value of investments exposed to credit spreads risk. Includes certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.

(2)	Excludes accrued interest.

(3)	Includes total investments, cash and cash equivalents, the investment portfolio underlying the funds held–directly managed account and accrued interest.
The changes above also do not take into account any potential mitigating impact from the taxes and the change in the economic value of the Company’s reinsurance liabilities, which may offset the economic impact on invested assets.
The impact of an immediate change in credit spreads on the overall fair value of investments and funds held–directly managed account exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity attributable to PartnerRe Ltd., as a percentage of total invested assets and shareholders’ equity attributable to PartnerRe Ltd. has not changed significantly at December 31, 2016 compared to December 31, 2015.
Foreign Currency Risk
Through its multinational reinsurance operations, the Company conducts business in a variety of non-U.S. currencies, with the principal exposures being the Euro, Canadian dollar, Swiss Franc, British pound and Australian dollar. As the Company’s reporting currency is the U.S. dollar, foreign exchange rate fluctuations may materially impact the Company’s Consolidated Financial Statements.
The Company is generally able to match its liability funds against its net reinsurance liabilities both by currency and duration to protect the Company against foreign exchange and interest rate risks. However, a natural offset does not exist for all currencies. For the non-U.S. dollar currencies for which the Company deems the net asset or liability exposures to be material, the Company employs a hedging strategy utilizing foreign exchange forward contracts and other derivative financial instruments, as appropriate, to reduce exposure and more appropriately match the liability funds by currency. The Company does not hedge currencies for which its asset or liability exposures are not material or where it is unable or impractical to do so. In such cases, the Company is exposed to foreign currency risk. However, the Company does not believe that the foreign currency risks corresponding to these unhedged positions are material, except for those related to the Company’s capital funds.

For the Company’s capital funds, including its net investment in foreign subsidiaries and branches and equity securities, the Company does not typically employ hedging strategies. However, from time to time the Company does enter into net investment hedges to offset foreign exchange volatility (see Liquidity and Capital Resources—Currency in Item 5 of this report). Derivatives are included in other invested assets in the Consolidated Balance Sheet (see Note 6 to the Consolidated Financial Statements in Item 18 of this report for further details).
The Company’s gross and net exposure in its Consolidated Balance Sheet at December 31, 2016 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage this exposure, was as follows (in millions of U.S. dollars):

	Euro	CAD	CHF	GBP	AUD	Other	Total (1)
Total assets	$1,995	$814	$18	$1,188	$65	$644	$4,724
Total liabilities	(3,830)	(416)	(332)	(1,208)	(158)	(1,308)	(7,252)
Total gross foreign currency exposure	(1,835)	398	(314)	(20)	(93)	(664)	(2,528)
Total derivative amount	1,437	(292)	—	—	92	89	1,326
Net foreign currency exposure	$(398)	$106	$(314)	$(20)	$(1)	$(575)	$(1,202)

(1)
As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from this table. The U.S. dollar accounted for the difference between the Company’s total foreign currency exposure in this table and the total assets and total liabilities in the Company’s Consolidated Balance Sheet at December 31, 2016.

The above numbers include the Company’s investment in certain of its subsidiaries and branches, whose functional currencies are the Euro or Canadian dollar, and the foreign exchange forward contracts that the Company entered into during the year to hedge a portion of its translation exposure in light of the significant volatility in foreign exchange markets.
At December 31, 2016, the Company’s most significant net foreign currency exposures presented in the table above reflect the unhedged net investment in its European subsidiaries and branches and Canadian branches.
At December 31, 2016, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in the Company’s net foreign currency exposure of $120 million and $240 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2016, approximately 58% of the Company’s fixed maturity portfolio (including the funds held–directly managed account and funds holding fixed maturity securities) was rated AA (or equivalent rating) or better.
At December 31, 2016, approximately 73% of the Company’s fixed maturity and short-term investments (including funds holding fixed maturity securities and excluding the funds held–directly managed account) were rated A- or better and 3% were rated below investment grade or not rated. The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2016, the Company was not exposed to any significant credit concentration risk on its investments, excluding securities issued by the U.S. government which are rated AA+. The single largest corporate issuer and the top 10 corporate issuers accounted for less than 3% and less than 19% of the Company’s total corporate fixed maturity securities (excluding the funds held–directly managed account), respectively, at December 31, 2016.
The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Funds held–directly managed account
The funds held–directly managed account due to the Company is related to one cedant, Colisée Re. The Company is subject to the credit risk of this cedant in the event of insolvency or Colisée Re’s failure to honor the value of the funds held balances for any other reason. However, the Company’s credit risk is somewhat mitigated by the fact that the Company generally has the right to offset any shortfall in the payment of the funds held balances with amounts owed by the Company to the cedant for losses payable and other amounts contractually due. See also Risk Factors in Item 3 of this report for additional discussion of the Company’s exposure if Colisée Re, or its affiliates, breach or do not satisfy their obligations. In addition to exposure to Colisée Re, the Company is also subject to the credit risk of AXA or its affiliates in the event of their insolvency or their failure to honor their obligations under the acquisition agreements. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for further details regarding the funds held–directly managed account.
Derivatives
To a lesser extent, the Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to strict limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or counterparties. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2016, the Company’s net notional exposure of foreign exchange forward contracts was $1,929 million, while the net fair value of those contracts was a liability position of $2 million. See Note 6 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
Underwriting Operations
The Company is also exposed to credit risk in its underwriting operations, most notably in the credit/surety line. Loss experience in these lines of business is cyclical and is affected by the general economic environment. The Company provides its clients in these lines of business with protection against credit deterioration, defaults or other types of financial non-performance of or by the underlying credits that are the subject of the protection provided and, accordingly, the Company is exposed to the credit risk of those credits. As with all of the Company’s business, these risks are subject to rigorous underwriting and pricing standards. In addition, the Company strives to mitigate the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection and the purchase of credit default swaps and total return and interest rate swaps.
The Company is subject to the credit risk of its cedants in the event of their insolvency or their failure to honor the value of the funds held balances due to the Company for any other reason. However, the Company’s credit risk in some jurisdictions is mitigated by a mandatory right of offset of amounts payable by the Company to a cedant against amounts due to the Company. In certain other jurisdictions the Company is able to mitigate this risk, depending on the nature of the funds held arrangements, to the extent that the Company has the contractual ability to offset any shortfall in the payment of the funds held balances with amounts owed by the Company to cedants for losses payable and other amounts contractually due. Funds held balances for which the Company receives an investment return based upon either the results of a pool of assets held by the cedant or the investment return earned by the cedant on its investment portfolio are exposed to an additional layer of credit risk. The Company is also exposed, to some extent, to the underlying financial market risk of the pool of assets, inasmuch as the underlying policies may have guaranteed minimum returns.
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Risk Factors in Item 3 and Business Overview in Item 4 of this report for information related to two brokers that accounted for approximately 44% of the Company’s gross premiums written for the year ended December 31, 2016.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2016 were $2,492 million, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable was $5 million at December 31, 2016.

The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2016, the balance of reinsurance recoverable on paid and unpaid non-life and life reserves was $298 million, which is net of the allowance provided for uncollectible reinsurance recoverables of $12 million. At December 31, 2016, 59% of the Company’s reinsurance recoverable on paid and unpaid non-life and life reserves were either due from reinsurers with an A- or better rating from Standard & Poor’s. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 of this report for details of the Company’s reinsurance recoverable on paid and unpaid losses categorized by the reinsurer’s Standard & Poor’s rating.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2016 compared to December 31, 2015.
Equity Price Risk
The Company invests a portion of its capital funds in equity securities with a fair market value of $39 million at December 31, 2016, which represents less than 0.3% of total investments. These equity investments are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk and that a 10% and 20% movement in the S&P 500 Index would result in little or no change in the fair value of the Company’s total invested assets and shareholders’ equity attributable to PartnerRe Ltd. at December 31, 2016.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
In accordance with the terms of the Merger Agreement, upon effecting the Merger, EXOR S.p.A. paid cash of $1.25 per share for an aggregate payment of approximately $43 million to the preferred shareholders and agreed to launch an exchange offer. On April 1, 2016, the Company launched the exchange offer whereby participating preferred shareholders could exchange any or all existing preferred shares for newly issued preferred shares reflecting, subject to certain exceptions contained in the existing preferred shares, an extended call date of the fifth anniversary from the date of issuance and a restriction on payment of dividends on common shares declared with respect to any fiscal quarter to an amount not exceeding 67% of net income during such fiscal quarter until December 31, 2020. The terms of the newly issued preferred shares would otherwise remain identical in all material respects to the Company’s existing preferred shares, as described below. The exchange offer expired on April 29, 2016 and on May 1, 2016, 6,415,264 Series D, 11,753,798 Series E and 7,320,574 Series F preferred shares were exchanged for an equivalent number of Series G, Series H and Series I preferred shares, respectively. There was no consideration paid and no increase in fair value of the preferred shares as a result of the exchange and, as a result, the exchange was considered a modification of the preferred shares with no gain or loss or deemed dividend arising as a result of the exchange. As a result of the exchange offer, the Company cancelled the Series D, E and F preferred shares tendered in the exchange offer. Non-tendered preferred shares not exchanged and the new Series G, H and I preferred shares remain outstanding and will continue to trade on the NYSE until redeemed.
On November 1, 2016, the Company redeemed the Series D and E preferred shares at $25 per share for an aggregate liquidation value of $150 million. In addition, unpaid preferred dividends accrued to the redemption date totaling $2 million were paid. In connection with the redemption, the Company recognized a loss of $5 million related to the deferred issuance costs paid upon issuance which were included in additional paid-in capital related to the Series D and E preferred shares. There was no additional gain or loss on redemption to recognize as the redemption price and the initial consideration received on the issue of preferred shares were both $25 per share. The loss of $5 million was recognized as a deemed preferred dividend in retained earnings and in determining the net income attributable to the PartnerRe Ltd. common shareholder.

The redemption price of all preferred shares is $25 per share plus accrued and unpaid dividends without interest at any time or in part from time to time on or after the fifth anniversary from the date of issuance.
The Company may redeem the Series F preferred shares at any time or in part from time to time on or after March 1, 2018. The Company may also redeem the Series F preferred shares at any time upon the occurrence of a certain “capital disqualification event” or certain changes in tax law.
The Company may redeem each of the Series G, H and I preferred shares on or after May 1, 2021.
Dividends on the Series F and I preferred shares are non-cumulative and are payable quarterly. Dividends on the Series G and H preferred shares are cumulative from the date of issuance and are payable quarterly in arrears.
In the event of liquidation of the Company, Series F, G, H and I preferred shares rank on parity with each other but rank senior to the common shares. The holders of the Series F, G, H and I preferred shares would receive a distribution of $25 per share, or the aggregate liquidation value. In addition, upon liquidation, non-cumulative Series F and I preferred shares would receive any declared but unpaid dividends while the cumulative Series G and H preferred shares would receive any accrued but unpaid dividends.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2016, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2016, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2016. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria management believes that the Company maintained effective internal control over financial reporting as of December 31, 2016.
Ernst & Young Ltd. (Ernst & Young), the Company’s independent registered public accounting firm, has issued a report on the effectiveness of the Company’s internal control over financial reporting, and that report is included herein.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of PartnerRe Ltd.
We have audited PartnerRe Ltd. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). PartnerRe Ltd. and subsidiaries management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, PartnerRe Ltd. and subsidiaries, maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of PartnerRe Ltd. and subsidiaries as of December 31, 2016, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows in the year ended December 31, 2016 of PartnerRe Ltd. and subsidiaries and our report dated April 5, 2017 expressed an unqualified opinion thereon.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
April 5, 2017

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Mr. Patrick Thiele is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Board of PartnerRe has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees. Any specific waiver of its provisions requires the approval of the Board or a Committee of the Board, and any such waiver must be disclosed to shareholders promptly. We will disclose any such waiver on our website at www.partnerre.com within four business days of such waiver being granted. There were no waivers of the Code of Business Conduct and Ethics in fiscal 2016. Any reported violation to the Code of Business Conduct and Ethics require investigation and may result in disciplinary action, as appropriate.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Upon acquisition of the Company’s common shares by Exor N.V. and in order for PartnerRe to have the same independent auditors as its new ultimate parent, EXOR S.p.A., on March 24, 2016, PartnerRe engaged Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and dismissed Deloitte Ltd. (Deloitte). See Change in Registrant’s Certifying Accountant in Item 16F below for further details regarding the change in the certifying accountant.
The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company’s independent registered public accounting firm. The Audit Committee also pre-approves the audit services and non-audit services to be provided, including the fees and terms for such services, before the public accounting firm is engaged to render such services. The Audit Committee may delegate the authority to grant such approval to one or more designated members of the Audit Committee, provided that the decisions of any member to whom authority is delegated shall be presented to the full Audit Committee at its next meeting. The Audit Committee has sole authority to approve all audit fees and terms. All services of Ernst & Young and their respective affiliates (collectively, the Ernst & Young Entities), and previously Deloitte and their respective affiliates (collectively, the Deloitte Entities), were pre-approved by the Audit Committee.
During fiscal year 2016, the Audit Committee had eight meetings, including informational calls, to discuss (among other things) the Company’s quarterly results. The meetings were conducted to encourage communication among the members of the Audit Committee, management, the internal auditors and Ernst & Young. The Audit Committee also discussed with Ernst & Young the overall scope and plans for Ernst & Young’s audits and the results of such audits. The Audit Committee met with representatives from Ernst & Young, both with and without management present.
The following table presents fees for professional services rendered by the Ernst & Young Entities for the year ended December 31, 2016 and the Deloitte Entities related to the year ended December 31, 2015 (in U.S. dollars):

	2016	2015
Audit Fees(1)	$5,296,000	$5,468,620
Audit-Related Fees(2)	257,000	560,567
Tax Fees(3)	654,576	—
All Other Fees(4)	109,361	—
Total	$6,316,937	$6,029,187

(1)
For the year ended December 31, 2016, audit fees relate to professional services rendered by the Ernst & Young Entities for the audit of the Company’s annual financial statements included in this annual report on Form 20-F, the review of the financial statements included in the quarterly report on Form 10-Q for the quarterly period ended March 31, 2016, and other audit services provided in connection with statutory and regulatory filings. For the year ended December 31, 2015, these fees relate to professional services rendered by the Deloitte Entities for the audit of our annual financial statements included in the Company’s annual report on Form 10-K for the year ended December 31, 2015, the review of the financial statements included in the quarterly reports on Form 10-Q in 2015 and audit services provided in connection with statutory and regulatory filings for the years ended December 31, 2015.

(2)
Audit-related fees relate to services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. For the year ended December 31, 2016, these fees include: i) fees of $98,000 for services performed by the Ernst & Young Entities related to issuance of a comfort letter related to the Company’s Euro debt offering and an employee benefit plan audit and ii) fees of $159,000 paid to Deloitte Entities related to the reissuance of their consent for the preferred share exchange offer and related to issuance of a comfort letter related to the Company’s Euro debt offering. For the year ended December 31, 2015, these fees relate to services performed by the Deloitte Entities related to the terminated Amalgamation with AXIS and Merger with EXOR, agreed upon procedures related to certain of the Company’s subsidiaries and an employee benefit plan audit.

(3)	Tax fees relate to services performed by Ernst & Young Entities for annual U.S. tax preparation, compliance and filing assistance and certain on-going projects (including on-call advisory).

(4)
All other fees relate to services provided by the Ernst & Young Entities other than the services reported in (1), (2), and (3) above. The fees for 2016 related to due diligence assistance related to the Aurigen acquisition and specific procedures in relation to a pro-forma filing related to the re-domicile of the parent company from Italy to the Netherlands.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Upon acquisition of the Company’s common shares by Exor N.V., PartnerRe, after careful deliberations, dismissed its independent registered public accounting firm, Deloitte, in order for PartnerRe to have the same independent auditors as its new ultimate parent, EXOR S.p.A. The Audit Committee approved the dismissal of Deloitte and on March 24, 2016 PartnerRe engaged Ernst & Young as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016.
The reports of Deloitte on the Company’s financial statements for each of the two fiscal years ended December 31, 2014 and 2015 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2014 and 2015, respectively, and in the subsequent interim period through March 24, 2016, there were (i) no “disagreements” as that term is defined in Item 304 of Regulation S-K between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in their reports on the financial statements for such years, and (ii) no "reportable events" as that term is defined in Item 304(a)(1)(v) of Regulation S-K.
In deciding to engage Ernst & Young, the Board of PartnerRe reviewed auditor independence and existing commercial relationships with Ernst & Young and concluded that Ernst & Young has no commercial relationship with the Company that would impair its independence. During the two most recent fiscal years and in the subsequent interim period through March 24, 2016, neither the Company nor anyone on its behalf has consulted with Ernst & Young with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2) of Regulation S-K.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to an exception under the NYSE listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies. Set forth below is a list of those differences:

•
Nominating/Corporate Governance Committee: The NYSE requires that listed companies must have a nominating /corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Under Bermuda law and our Bye-Laws, we are not required to have, and do not have, a nominating or corporate governance committee.

•
Compensation Committee: The NYSE requires that listed companies must have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Under Bermuda law and our Bye-Laws, we are not required to have, and do not have, a compensation committee.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2016	December 31, 2015
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2016, $13,386,557; 2015, $13,313,819)	$13,432,501	$13,448,262
Short-term investments, at fair value (amortized cost: 2016, $21,697; 2015, $46,689)	21,697	46,688
Equities, at fair value (cost: 2016, $28,376; 2015, $418,428)	38,626	443,861
Other invested assets	1,075,637	399,204
Total investments	14,568,461	14,338,015
Funds held–directly managed (cost: 2016, $510,057; 2015, $537,661)	511,324	539,743
Cash and cash equivalents	1,773,328	1,577,097
Accrued investment income	112,580	141,672
Reinsurance balances receivable	2,492,069	2,428,020
Reinsurance recoverable on paid and unpaid losses	331,704	282,916
Funds held by reinsured companies	685,069	657,815
Deferred acquisition costs	597,239	629,372
Deposit assets	74,273	88,152
Net tax assets	194,170	102,596
Goodwill	456,380	456,380
Intangible assets	107,092	133,011
Other assets	35,105	31,254
Total assets	$21,938,794	$21,406,043
Liabilities
Non-life reserves	$8,985,434	$9,064,711
Life and health reserves	1,984,096	2,051,935
Unearned premiums	1,623,796	1,644,757
Other reinsurance balances payable	281,973	246,089
Deposit liabilities	15,026	44,420
Net tax liabilities	166,113	218,652
Accounts payable, accrued expenses and other	849,572	411,539
Debt related to senior notes	1,273,883	750,000
Debt related to capital efficient notes	70,989	70,989
Total liabilities	15,250,882	14,503,092
Shareholders’ Equity
Common shares (2016, par value $0.00000001; issued: 100,000,000 shares; 2015, par value $1.00; issued: 87,237,220 shares)	—	87,237
Preferred shares (par value $1.00; issued and outstanding: 2016, 28,169,062 shares; 2015, 34,150,000 shares; aggregate liquidation value: 2016, $704,227; 2015, $853,750)	28,169	34,150
Additional paid-in capital	2,396,530	3,982,147
Accumulated other comprehensive loss	(74,569)	(83,283)
Retained earnings	4,337,782	6,146,802
Common shares held in treasury, at cost (2016, nil shares; 2015, 39,303,068 shares)	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe Ltd.	6,687,912	6,900,501
Noncontrolling interests	—	2,450
Total shareholders’ equity	6,687,912	6,902,951
Total liabilities and shareholders’ equity	$21,938,794	$21,406,043

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenues
Gross premiums written	$5,356,942	$5,547,525	$5,932,003
Net premiums written	$4,953,470	$5,229,548	$5,719,884
Decrease (increase) in unearned premiums	16,126	39,630	(110,689)
Net premiums earned	4,969,596	5,269,178	5,609,195
Net investment income	410,864	449,784	479,696
Net realized and unrealized investment gains (losses)	26,266	(297,479)	371,796
Other income	15,232	9,144	16,190
Total revenues	5,421,958	5,430,627	6,476,877
Expenses
Losses and loss expenses	3,248,091	3,157,420	3,462,770
Acquisition costs	1,186,602	1,217,003	1,213,822
Other expenses	471,905	790,723	449,688
Interest expense	48,603	48,988	48,963
Loss on redemption of senior notes	22,203	—	—
Amortization of intangible assets	25,919	26,593	27,486
Net foreign exchange (gains) losses	(77,515)	9,461	(18,201)
Total expenses	4,925,808	5,250,188	5,184,528
Income before taxes and interest in (loss) earnings of equity method investments	496,150	180,439	1,292,349
Income tax expense	25,923	79,664	239,506
Interest in (losses) earnings of equity method investments	(22,919)	6,375	15,270
Net income	447,308	107,150	1,068,113
Net income attributable to noncontrolling interests	—	(2,769)	(13,139)
Net income attributable to PartnerRe Ltd.	447,308	104,381	1,054,974
Preferred dividends	55,043	56,735	56,735
Loss on redemption of preferred shares	4,908	—	—
Net income attributable to PartnerRe Ltd. common shareholders	$387,357	$47,646	$998,239
Comprehensive income
Net income attributable to PartnerRe Ltd.	$447,308	$104,381	$1,054,974
Change in currency translation adjustment	12,201	(46,055)	(8,892)
Change in unfunded pension obligation, net of tax	(1,909)	(2,285)	(12,067)
Change in unrealized losses on investments, net of tax	(1,579)	(860)	(886)
Total other comprehensive income (loss), net of tax	8,713	(49,200)	(21,845)
Comprehensive income attributable to PartnerRe Ltd.	$456,021	$55,181	$1,033,129

On March 18, 2016, Exor N.V. acquired 100% of the Company’s common shares; as such, earnings per share data is no longer considered meaningful and has been excluded.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Common shares
Balance at beginning of year	$87,237	$87,237	$86,657
Issuance of common shares	—	—	580
Cancellation of treasury shares	(39,082)	—	—
Cancellation of outstanding common shares	(48,155)	—	—
Balance at end of year	—	87,237	87,237
Preferred shares
Balance at beginning of year	34,150	34,150	34,150
Redemption of preferred shares	(5,981)	—	—
Balance at end of year	28,169	34,150	34,150
Additional paid-in capital
Balance at beginning of year	3,982,147	3,949,665	3,901,627
Stock compensation expense, net of taxes paid	48,731	32,482	25,519
Reissuance of common shares	(2,193)	—	22,519
Cancellation of treasury shares	(1,466,363)	—	—
Cancellation of outstanding common shares	48,155	—	—
Settlement of stock options and SSARs	(75,311)	—	—
Redemption of preferred shares	(138,636)	—	—
Balance at end of year	2,396,530	3,982,147	3,949,665
Accumulated other comprehensive loss
Balance at beginning of year	(83,283)	(34,083)	(12,238)
Currency translation adjustment
Balance at beginning of year	(53,970)	(7,915)	977
Change in foreign currency translation adjustment	6,175	(36,750)	(8,892)
Change in designated net investment hedge	6,027	(9,305)	—
Balance at end of year	(41,768)	(53,970)	(7,915)
Unfunded pension obligation
Balance at beginning of year	(31,861)	(29,576)	(17,509)
Change in unfunded pension obligation, net of tax	(1,909)	(2,285)	(12,067)
Balance at end of year (net of tax: 2016, $9,512; 2015, $8,804; 2014, $8,301)	(33,770)	(31,861)	(29,576)
Unrealized gain on investments
Balance at beginning of year	2,548	3,408	4,294
Change in unrealized losses on investments, net of tax	(1,579)	(860)	(886)
Balance at end of year (net of tax: 2016, 2015 and 2014: $nil)	969	2,548	3,408
Balance at end of year	(74,569)	(83,283)	(34,083)
Retained earnings
Balance at beginning of year	6,146,802	6,270,811	5,406,797
Net income	447,308	107,150	1,068,113
Net income attributable to noncontrolling interests	—	(2,769)	(13,139)
Reissuance of common shares	(17,229)	(38,051)	—
Cancellation of treasury shares	(1,742,718)	—	—
Dividends on common shares	(436,430)	(133,604)	(134,225)
Dividends on preferred shares	(55,043)	(56,735)	(56,735)
Loss on redemption of preferred shares	(4,908)	—	—
Balance at end of year	4,337,782	6,146,802	6,270,811

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Common shares held in treasury
Balance at beginning of year	(3,266,552)	(3,258,870)	(2,707,461)
Repurchase of common shares	—	(59,266)	(551,409)
Reissuance of common shares	18,390	51,584	—
Cancellation of treasury shares	3,248,162	—	—
Balance at end of year	—	(3,266,552)	(3,258,870)
Total shareholders’ equity attributable to PartnerRe Ltd.	$6,687,912	$6,900,501	$7,048,910
Noncontrolling interests	—	2,450	55,501
Total shareholders’ equity	$6,687,912	$6,902,951	$7,104,411

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Cash flows from operating activities
Net income	$447,308	$107,150	$1,068,113
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of net premium on investments	96,402	93,754	107,047
Amortization of intangible assets	25,919	26,593	27,486
Net realized and unrealized investment (gains) losses	(26,266)	297,479	(371,796)
Changes in:
Reinsurance balances, net	(95,737)	(122,866)	(142,268)
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(46,235)	55,172	46,857
Funds held by reinsured companies and funds held–directly managed	(59,069)	131,713	188,902
Deferred acquisition costs	2,000	(5,784)	(55,786)
Net tax assets and liabilities	(135,153)	(105,635)	(10,951)
Non-life and life and health reserves	214,071	(118,976)	(168,490)
Unearned premiums	(16,126)	(39,630)	110,689
Other net changes in operating assets and liabilities	38,195	(158)	52,796
Net cash provided by operating activities	445,309	318,812	852,599
Cash flows from investing activities
Sales of fixed maturities	12,404,085	7,796,537	8,730,831
Redemptions of fixed maturities	595,381	743,743	696,301
Purchases of fixed maturities	(12,704,275)	(8,608,288)	(9,844,660)
Sales and redemptions of short-term investments	148,665	178,166	92,956
Purchases of short-term investments	(124,079)	(200,533)	(106,364)
Sales of equities	402,481	1,184,380	691,970
Purchases of equities	(7,119)	(647,533)	(452,201)
Other, net	(749,194)	(151,198)	(58,840)
Net cash (used in) provided by investing activities	(34,055)	295,274	(250,007)
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(491,473)	(190,339)	(190,960)
Settlement of share-based awards upon change in control	(75,531)	—	—
Repurchase of common shares	—	(71,376)	(547,120)
Reissuance of treasury shares, net of taxes	10,965	7,996	16,785
Redemption of preferred shares	(149,523)	—	—
Distributions to noncontrolling interests	—	(55,820)	(14,265)
Issuance of senior notes	824,002	—	—
Redemption of senior notes	(271,961)	—	—
Net cash used in financing activities	(153,521)	(309,539)	(735,560)
Effect of foreign exchange rate changes on cash	(61,502)	(40,918)	(50,049)
Increase (decrease) in cash and cash equivalents	196,231	263,629	(183,017)
Cash and cash equivalents—beginning of year	1,577,097	1,313,468	1,496,485
Cash and cash equivalents—end of year	$1,773,328	$1,577,097	$1,313,468

Supplemental cash flow information:
Taxes paid	$188,650	$220,336	$284,798
Interest paid	46,417	49,259	49,259
See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements
1. Organization
PartnerRe Ltd. (PartnerRe or the Company) predominantly provides reinsurance and certain specialty insurance lines on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). Risks reinsured include, but are not limited to, property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering, energy, marine, specialty property, specialty casualty, multiline and other lines, mortality, longevity, accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering.
The Company completed the acquisition of SAFR (subsequently renamed PartnerRe SA and reinsurance business transferred into PartnerRe Europe) in 1997, the acquisition of the reinsurance operations of Winterthur Group (Winterthur Re) in 1998, and the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009.
Effective December 31, 2012, the Company completed the acquisition of Presidio Reinsurance Group, Inc. (Presidio), a U.S. specialty accident and health reinsurance and insurance writer.
As of April 1, 2015, PartnerRe Asia became the principal reinsurance carrier for the Company’s non-life and life business underwritten in the Asia Pacific region. The establishment of PartnerRe Asia has enabled the Company’s Asian reinsurance operations to be consolidated into one regional, well-capitalized entity and will support its growing underwriting presence in the region.
On August 2, 2015, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Exor N.V., Pillar Ltd., a wholly-owned subsidiary of Exor N.V., and solely with respect to certain specified sections thereof, EXOR S.p.A., a European investment company controlled by the Agnelli family, whereby Pillar Ltd. would be merged with and into the Company, with the Company continuing as the surviving company and a wholly-owned subsidiary of Exor N.V. (the Merger). On March 18, 2016, the acquisition was completed following receipt of all regulatory approvals. Each PartnerRe common share issued and outstanding immediately prior to the effective time of the Merger was cancelled and one common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company. Pursuant to the terms of the Merger Agreement, PartnerRe common shares are no longer traded on the NYSE. The Company’s preferred shares continue to be traded on the NYSE following the closing of the transaction.
On October 20, 2016, the Company entered into a definitive agreement to acquire 100% of the outstanding ordinary shares of Aurigen Capital Limited, a North American life reinsurance company. The acquisition was subject to customary closing conditions including the receipt of required regulatory approvals, which was completed on April 3, 2017 (see Note 22). This acquisition enables the Company to expand its life reinsurance footprint in Canada and the U.S. with limited overlap in market coverage.
On October 27, 2016, Exor N.V. changed its name to EXOR Nederland N.V. On December 10, 2016, EXOR S.p.A. merged with and into EXOR HOLDING N.V., a newly formed entity organized in the Netherlands. In conjunction with the merger, EXOR HOLDING N.V. was renamed EXOR N.V. EXOR N.V. is listed on the Milan Stock Exchange.
On November 24, 2016, the one common share at $1.00 par value was subdivided into 100 million common shares at $0.00000001 par value with the common share capital remaining at a total of $1.00 (see Note 11).
2. Significant Accounting Policies
The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the amounts included in the Consolidated Financial Statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:

•	Non-life reserves;

•	Life and health reserves;

•	Gross and net premiums written and net premiums earned;

•	Recoverability of deferred acquisition costs;

•	Recoverability of deferred tax assets;

•	Valuation of goodwill and intangible assets; and

•	Valuation of certain assets and derivative financial instruments that are measured using significant unobservable inputs.
The following are the Company’s significant accounting policies:
(a) Premiums
Gross premiums written and earned are based upon reports received from ceding companies, supplemented by the Company’s own estimates of premiums written and earned for which ceding company reports have not been received. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium estimates are updated as new information is received from cedants and differences between such estimates and actual amounts are recorded in the period in which the estimates are changed or the actual amounts are determined. Net premiums written and earned are presented net of ceded premiums, which represent the cost of retrocessional protection purchased by the Company. Premiums are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which is generally one to two years. For U.S. and European wind and certain other risks, premiums are earned commensurate with the seasonality of the underlying exposure. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force.
Premiums related to individual life and annuity business are recorded over the premium-paying period on the underlying policies. Premiums on annuity and universal life contracts for which there is no significant mortality or critical illness risk are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.
(b) Losses and Loss Expenses and Non-life and Life and Health Reserves
The liability for non-life reserves includes amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and management’s judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided. Any adjustments are reflected in the periods in which they are determined, which may affect the Company’s operating results in future periods.
The liability for life and health reserves have been established based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates of mortality, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. Future policy benefit reserves for annuity and universal life contracts are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and critical illness claims in the process of settlement, and claims that have been incurred but not yet reported.
The Company purchases retrocessional contracts to reduce its exposure to risk of losses on reinsurance assumed. Reinsurance recoverable on paid and unpaid losses involves actuarial estimates consistent with those used to establish the associated liabilities for non-life and life and health reserves.

(c) Deferred Acquisition Costs
Acquisition costs, comprising incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned. All other acquisition related costs, including all indirect costs, are expensed as incurred.
Acquisition costs related to individual life and annuity contracts are deferred and amortized over the premium-paying periods in proportion to anticipated premium income, allowing for lapses, terminations and anticipated investment income. Acquisition costs related to universal life and single premium annuity contracts for which there is no significant mortality or critical illness risk are deferred and amortized over the lives of the contracts as a percentage of the estimated gross profits expected to be realized on the contracts.
Actual and anticipated losses and loss expenses, other costs, and investment income related to underlying premiums are considered in determining the recoverability of deferred acquisition costs related to the Company’s Non-life business. Actual and anticipated loss experience, together with the present value of future gross premiums, the present value of future benefits, and settlement and maintenance costs are considered in determining the recoverability of deferred acquisition costs related to the Company’s Life business.
(d) Funds Held by Reinsured Companies (Cedants)
The Company writes certain business on a funds held basis. Under such contractual arrangements, the cedant retains the premiums that would have otherwise been paid to the Company and the Company earns interest on these funds. With the exception of those arrangements discussed below, the Company generally earns investment income on the funds held balances based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR).
In certain circumstances, the Company may receive an investment return based upon either the result of a pool of assets held by the cedant, generally used to collateralize the funds held balance, or the investment return earned by the cedant on its entire investment portfolio. In these arrangements, gross investment returns are typically reflected in net investment income with a corresponding increase or decrease (net of a spread) being recorded in losses and loss expenses in the Company’s Consolidated Statements of Operations. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying life policies may have guaranteed minimum returns. In such cases, an embedded derivative exists and its fair value is recorded by the Company as an increase or decrease to the funds held balance.
(e) Deposit Assets and Liabilities
In the normal course of its operations, the Company writes certain contracts that do not meet the risk transfer provisions of U.S. GAAP. While these contracts do not meet risk transfer provisions for accounting purposes, there is a remote possibility that the Company will suffer a loss. The Company accounts for these contracts using the deposit accounting method, originally recording deposit liabilities for an amount equivalent to the consideration received. The consideration to be retained by the Company, irrespective of the experience of the contracts, is earned over the expected settlement period of the contracts, with any unearned portion recorded as a component of deposit liabilities. Actuarial studies are used to estimate the final liabilities under these contracts and the appropriate accretion rates to increase or decrease the liabilities over the term of the contracts. The change for the period is recorded in other income or loss in the Consolidated Statements of Operations.
Under some of these contracts, cedants retain the assets on a funds-held basis. In those cases, the Company records those assets as deposit assets and records the related income in net investment income in the Consolidated Statements of Operations.
(f) Investments
The Company elects the fair value option for all of its fixed maturities, short-term investments, equities and certain other invested assets (excluding those that are accounted for using the cost or equity methods of accounting). All changes in the fair value of investments are recorded in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. The Company defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of financial instruments according to a fair value hierarchy that prioritizes the information used to measure fair value into three broad levels. The Company’s policy is to recognize transfers between the hierarchy levels at the beginning of the period. See Note 3 for additional information on fair value.
Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase.
Other invested assets consist primarily of investments in non-publicly traded companies, private placement equity and fixed maturity investments, derivative financial instruments and other specialty asset classes. Non-publicly traded entities in which the

Company has an ownership of more than 20% and less than 50% of the voting shares, and limited partnerships in which the Company has more than a minor interest, are accounted for using either the equity method or the fair value option. The remaining other invested assets are recorded based on valuation techniques depending on the nature of the individual assets. The valuation techniques used by the Company are generally commensurate with standard valuation techniques for each asset class.
Net investment income includes interest and dividend income, amortization of premiums and discounts on fixed maturities and short-term investments and investment income on funds held and funds held–directly managed, and is net of investment expenses and withholding taxes. Investment income is recognized when earned. Realized gains or losses on the disposal of investments are determined on a first-in, first-out basis. Investment purchases and sales are recorded on a trade-date basis.
(g) Funds Held–Directly Managed
The Company elects the fair value option for substantially all of the fixed maturities, short-term investments and certain other invested assets in the segregated investment portfolio underlying the funds held–directly managed account. Accordingly, all changes in the fair value of the segregated investment portfolio underlying the funds held–directly managed account are recorded in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations.
(h) Cash and Cash Equivalents
Cash equivalents are carried at fair value and include fixed income securities that, at purchase, have a maturity of three months or less.
(i) Business Combinations
The Company accounts for transactions in which it obtains control over one or more businesses using the acquisition method. The purchase price is allocated to identifiable assets and liabilities, including any intangible assets, based on their estimated fair value at the acquisition date. The estimates of fair values for assets and liabilities acquired are determined based on various market and income analyses and appraisals. Any excess of the purchase price over the fair value of net assets acquired is recorded as goodwill in the Company’s Consolidated Balance Sheets. All costs associated with an acquisition are expensed as incurred.
(j) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. The Company assesses the appropriateness of its valuation of goodwill on at least an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If, as a result of the assessment, the Company determines that the value of its goodwill is impaired, goodwill will be written down in the period in which the determination is made. In 2016, the Company changed its annual impairment testing date from September 30 to December 31, primarily due to the key inputs and assumptions used to assess the fair value of reporting units being based on the Company’s annual business plan which is approved by the Board in November each year.
(k) Intangible Assets
Intangible assets represent the fair value adjustments related to non-life reserves and the fair values of renewal rights, customer relationships and U.S. licenses arising from acquisitions. Definite-lived intangible assets are amortized over their useful lives and the amortization expense is recorded in the Consolidated Statement of Operations. Indefinite-lived intangible assets are not subject to amortization. The carrying values of indefinite-lived intangible assets are reviewed for indicators of impairment on at least an annual basis or more frequently if events or changes in circumstances indicate that impairment may exist. In 2016, the Company changed its annual impairment testing date from October 1 to December 31 to align with the goodwill impairment testing date. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and is measured as the difference between the carrying value and the fair value.
(l) Income Taxes
Certain subsidiaries and branches of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to net income or loss or, in certain cases, to accumulated other comprehensive income or loss, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes accruable or realizable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the Consolidated Balance Sheets and those used in the various jurisdictional tax returns. When management’s assessment indicates that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded against the deferred tax assets.
The Company recognizes a tax benefit relating to uncertain tax positions only where the position is more likely than not to be sustained assuming examination by tax authorities. A liability is recognized for any tax benefit (along with any interest and penalty, if applicable) claimed in a tax return in excess of the amount recognized in the financial statements under U.S. GAAP. Any changes in amounts recognized are recorded in the period in which they are determined.
(m) Translation of Foreign Currencies
The reporting currency of the Company is the U.S. dollar. The national currencies of the Company’s subsidiaries and branches are generally their functional currencies, except for the Company’s Bermuda subsidiaries, its Swiss branch and its Singapore subsidiary and branches, whose functional currency is the U.S. dollar. In translating the financial statements of those subsidiaries or branches whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average foreign exchange rates for the period. The effect of translation adjustments are reported in the Consolidated Balance Sheets as currency translation adjustment, a separate component of accumulated other comprehensive income or loss.
In recording foreign currency transactions, revenue and expense items are converted into the functional currency at the average rates of exchange for the period. Assets and liabilities originating in currencies other than the functional currency are translated into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting foreign exchange gains or losses are included in net foreign exchange gains or losses in the Consolidated Statements of Operations. The Company also records realized and unrealized foreign exchange gains or losses on certain hedged items in net foreign exchange gains or losses in the Consolidated Statements of Operations (see Note 2(n)).
(n) Derivatives
Derivatives Used in Hedging Activities
The Company utilizes derivative financial instruments as part of its overall currency risk management strategy. The Company recognizes all derivative financial instruments, including embedded derivative instruments, as either assets or liabilities in the Consolidated Balance Sheets and measures those instruments at fair value. On the date the Company enters into a derivative contract, management designates whether the derivative is to be used as a hedge of an identified underlying exposure (a designated hedge). The accounting for gains and losses associated with changes in the fair value of a derivative and the effect on the Consolidated Financial Statements depends on its hedge designation and whether the hedge is highly effective in achieving offsetting changes in the fair value of the asset or liability being hedged.
The derivatives employed by the Company to hedge currency exposure related to fixed income securities and other reinsurance assets and liabilities are not designated as hedges. The changes in fair value of these derivatives not designated as hedges are recognized in Net foreign exchange gains or losses in the Consolidated Statements of Operations.
As part of its overall strategy to manage its level of currency exposure, from time to time the Company uses forward foreign exchange derivatives to hedge or partially hedge the net investment in certain subsidiaries and branches whose functional currencies are not the U.S. dollar. These derivatives are designated as net investment hedges, and accordingly, the changes in fair value of the derivative and the hedged item related to foreign currency are recognized in currency translation adjustment in the Consolidated Balance Sheets. The Company also uses, from time to time, interest rate derivatives to mitigate exposure to interest rate volatility.
The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset or liability that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships both at the hedge inception and on an ongoing basis. The Company assesses the effectiveness of its designated hedges using the period-to-period dollar offset method on an individual currency basis. If the ratio obtained with this method is within the range of 80% to 125%, the Company considers the hedge effective. The time value component of the designated net investment hedges is included in the assessment of hedge effectiveness.
The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in offsetting changes in the fair value of a hedged item. To the extent that the Company discontinues hedge accounting related to its net investment in subsidiaries and branches whose functional currencies are not the U.S. dollar, because, based on management’s assessment, the derivative no longer qualifies as an effective hedge, the derivative will continue to be carried in the Consolidated Balance Sheets at its fair value, with changes in its fair value recognized in Net foreign exchange gains or losses in the Consolidated Statements of Operations.
Other Derivatives
The Company’s investment strategy allows for the use of derivative instruments, subject to strict limitations. The Company utilizes various derivative instruments such as foreign exchange forward contracts, foreign currency option contracts, futures contracts, to-be-announced mortgage-backed securities (TBAs) and credit default swaps for the purpose of managing overall currency risk, market exposures and portfolio duration, for hedging certain investments, or for enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. These instruments are recorded at fair value as assets and liabilities in the Consolidated Balance Sheets. Changes in fair value are included in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations, except changes in the fair value of foreign currency option contracts and foreign exchange forward contracts which are included in net foreign exchange gains or losses in the Consolidated Statements of Operations. Margin balances required by counterparties, which are equal to a percentage of the total value of open futures contracts, are included in cash and cash equivalents.
The Company enters from time to time into weather and longevity related transactions that are structured as derivatives, which are recorded at fair value with the changes in fair value reported in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations.
The Company enters from time to time into total return and interest rate swaps. Margins related to these swaps are included in other income or loss in the Consolidated Statements of Operations and any changes in the fair value of the swaps are included in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations.
(o) Pensions
The Company recognizes an asset or a liability in the Consolidated Balance Sheets for the funded status of its defined benefit plans that are overfunded or underfunded, respectively, measured as the difference between the fair value of plan assets and the pension obligation and recognizes changes in the funded status of defined benefit plans in the year in which the changes occur as a component of accumulated other comprehensive income or loss, net of tax.
(p) Variable Interest Entities
The Company is involved in the normal course of business with variable interest entities (VIEs). An assessment is performed as of the date the Company becomes initially involved in the VIE followed by a reassessment upon certain events related to its involvement in the VIE. The Company consolidates a VIE when it is the primary beneficiary having a controlling financial interest as a result of having the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb losses, or right to receive benefits, that could potentially be significant to the VIE.
(q) Segment Reporting
Effective July 1, 2016, the Company monitors the performance of its operations in three segments: Property & Casualty (P&C), Specialty, and Life and Health (previously Non-life, Life and Health, and Corporate and Other). Segments represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns or approach to risk management.
Since the Company does not manage its assets by segment, net investment income is not allocated to the P&C and Specialty segments. However, because of the interest-sensitive nature of some of the Company’s Life and Health products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment. The following items are not considered in evaluating the results of the P&C, Specialty and Life and Health segments: net realized and unrealized investment gains or losses, interest expense, loss on redemption of senior notes, amortization of intangible assets, net foreign exchange gains or losses, income tax expense or benefit and interest in earnings and losses of equity method investments. These items are included in the Corporate and Other component, which is comprised of the Company’s investment and corporate activities, including other expenses.
(r) Recent Accounting Pronouncements
In February 2015, the Financial Accounting Standards Board (FASB) issued updated guidance on the consolidation of voting interest entities and variable interest entities. The update required the Company to reevaluate the conclusions regarding consolidation of certain legal entities. This guidance was effective for annual periods beginning after December 15, 2015, with early adoption permitted. The adoption of this guidance on January 1, 2016 did not result in any non-consolidated VIEs having to be consolidated; however, it did result in the deconsolidation of one VIE, Lorenz Re Ltd., which did not have a significant impact on the Company’s Condensed Consolidated Financial Statements and disclosures.  Refer to Note 12 for further details.
In May 2015, the FASB issued updated guidance on disclosure requirements for insurance companies that issue short-duration contracts, which requires additional disclosures, including claims development tables. This information is required to be disaggregated to provide useful information avoiding aggregation of items that have significantly different characteristics. This guidance is effective for annual periods beginning after December 15, 2015 with retrospective application required. The new disclosures have been included in Note 8 to the Consolidated Financial Statements.
In February 2016, the FASB issued updated guidance on the accounting for leases. This update requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance and expands required disclosures. The guidance is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its Consolidated Financial Statements and disclosures.
In March 2016, the FASB issued updated guidance on the transition to the equity method of accounting. This update eliminates the requirement to retroactively adjust the carrying value of an investment when it qualifies for use of the equity method as a result of an increase in the level of ownership interest or degree of influence. The guidance is effective for interim and annual periods beginning after December 15, 2016, with early adoption permitted. The adoption of this guidance on January 1, 2016 did not have a significant impact on the Company’s Consolidated Financial Statements and disclosures.
In August 2016, the FASB issued updated guidance on the classification of certain cash receipts and payments.  This update addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The guidance is effective for fiscal periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on the Company’s Consolidated Financial Statements.
In October 2016, the FASB issued updated guidance on income taxes with respect to intra-entity transfers of assets. This update requires recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The guidance is effective for fiscal periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on the Company’s Consolidated Financial Statements.
In October 2016, the FASB issued updated guidance on consolidation with respect to interests held through related parties that are under common control. This update requires that a reporting entity, in determining whether it satisfies the primary beneficiary criteria, include all of its direct variable interests in a VIE  as well as its indirect variable interests on a proportionate basis in a VIE held through related parties, including related parties that are under common control with the reporting entity. The guidance is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on the Company’s Consolidated Financial Statements.
3. Fair Value
(a) Fair Value of Financial Instrument Assets
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement.
The Company determines the appropriate level in the hierarchy for each financial instrument that it measures at fair value. In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches. The hierarchy is broken down into three levels based on the observability of inputs as follows:

•	Level 1 inputs—Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
The Company’s financial instruments that it measures at fair value using Level 1 inputs generally include: equities and real estate investment trusts listed on a major exchange, exchange traded funds and exchange traded derivatives, including futures that are actively traded.

•
Level 2 inputs—Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and significant directly or indirectly observable inputs, other than quoted prices, used in industry accepted models.

The Company’s financial instruments that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds consisting primarily of bonds issued by non-U.S. national governments and their agencies, non-U.S. regional governments and supranational organizations; investment grade and high yield corporate bonds; asset-backed securities; mortgage-backed securities; short-term investments; certain common and preferred equities; notes and loans receivable; foreign exchange forward contracts and over-the-counter derivatives such as foreign currency option contracts, interest rate swaps and TBAs.

•	Level 3 inputs—Unobservable inputs.

The Company’s financial instruments that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; special purpose financing asset-backed bonds; unlisted equities; real estate and certain other mutual fund investments; inactively traded weather derivatives; notes and loan receivables, notes securitizations, annuities and residuals, private equities and longevity and other total return swaps.
The Company’s financial instruments measured at fair value include investments and the segregated investment portfolio underlying the funds held–directly managed account (see Notes 4, 5, and 6). At December 31, 2016 and 2015, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$3,541,433	$—	$3,541,433
U.S. states, territories and municipalities	—	560,728	123,827	684,555
Non-U.S. sovereign government, supranational and government related	—	1,136,034	—	1,136,034
Corporate	—	5,705,522	—	5,705,522
Asset-backed securities	—	24,709	99,351	124,060
Residential mortgage-backed securities	—	2,240,897	—	2,240,897
Fixed maturities	$—	$13,209,323	$223,178	$13,432,501
Short-term investments	$—	$21,697	$—	$21,697
Equities
Finance	$973	$4,960	$20,934	$26,867
Technology	—	—	9,800	9,800
Insurance	—	1,800	—	1,800
Consumer noncyclical	6	—	—	6
Mutual funds and exchange traded funds	—	—	153	153
Equities	$979	$6,760	$30,887	$38,626
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$5,263	$—	$5,263
Insurance-linked securities	—	—	10,130	10,130
Total return swaps	—	—	1,989	1,989
TBAs	—	1,369	—	1,369
Other
Notes and loan receivables and notes securitization	—	1,500	141,693	143,193
Private equities	—	—	305,729	305,729
Derivative liabilities
Foreign exchange forward contracts	—	(7,142)	—	(7,142)
Insurance-linked securities	—	—	(97)	(97)
Total return swaps	—	—	(3,217)	(3,217)
Interest rate swaps	—	(13,403)	—	(13,403)
TBAs	—	(185)	—	(185)
Other invested assets	$—	$(12,598)	$456,227	$443,629
Funds held–directly managed
U.S. government and government sponsored enterprises	$—	$171,975	$—	$171,975
Non-U.S. sovereign government, supranational and government related	—	104,512	—	104,512
Corporate	—	71,365	—	71,365
Short-term investments	—	1,603	—	1,603
Other invested assets	—	—	4,540	4,540
Funds held–directly managed	$—	$349,455	$4,540	$353,995
Total	$979	$13,574,637	$714,832	$14,290,448

December 31, 2015	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,872,845	$—	$2,872,845
U.S. states, territories and municipalities	—	639,479	138,847	778,326
Non-U.S. sovereign government, supranational and government related	—	1,332,925	—	1,332,925
Corporate	—	5,086,199	—	5,086,199
Asset-backed securities	—	668,117	369,699	1,037,816
Residential mortgage-backed securities	—	2,290,640	—	2,290,640
Other mortgage-backed securities	—	49,511	—	49,511
Fixed maturities	$—	$12,939,716	$508,546	$13,448,262
Short-term investments	$—	$46,688	$—	$46,688
Equities
Insurance	$72,226	$7,799	$—	$80,025
Finance	29,422	5,497	22,760	$57,679
Real estate investment trusts	46,379	—	—	46,379
Consumer noncyclical	43,375	—	—	43,375
Industrials	26,863	7,401	—	34,264
Technology	21,177	—	8,207	29,384
Consumer cyclical	25,871	—	—	25,871
Communications	20,939	—	1,985	22,924
Other	28,197	—	—	28,197
Mutual funds and exchange traded funds	71,159	—	4,604	75,763
Equities	$385,608	$20,697	$37,556	$443,861
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$15,311	$—	$15,311
Futures contracts	5,675	—	—	5,675
Insurance-linked securities	—	—	9,428	9,428
Total return swaps	—	—	2,745	2,745
Other
Notes and loan receivables and notes securitization	—	—	125,922	125,922
Annuities and residuals	—	—	8,436	8,436
Private equities	—	—	71,298	71,298
Derivative liabilities
Foreign exchange forward contracts	—	(15,109)	—	(15,109)
Futures contracts	(140)	—	—	(140)
Insurance-linked securities	—	—	(3,944)	(3,944)
Total return swaps	—	—	(2,878)	(2,878)
Interest rate swaps	—	(24,383)	—	(24,383)
TBAs	—	(1,462)	—	(1,462)
Other invested assets	$5,535	$(25,643)	$211,007	$190,899
Funds held–directly managed
U.S. government and government sponsored enterprises	$—	$169,951	$—	$169,951
Non-U.S. sovereign government, supranational and government related	—	119,487	—	119,487
Corporate	—	99,349	—	99,349
Short-term investments	—	966	—	966
Other invested assets	—	—	10,146	10,146
Funds held–directly managed	$—	$389,753	$10,146	$399,899
Total	$391,143	$13,371,211	$767,255	$14,529,609

At December 31, 2016 and 2015, the aggregate carrying amounts of items included in Other invested assets that the Company did not measure at fair value were $632 million and $208 million, respectively, which related to the Company’s investments that are accounted for using the cost method of accounting or equity method of accounting. The increase in Other invested assets not at fair value was primarily due to the purchase of a 36% shareholding on Almacantar S.A. (see Note 19), which has been accounted for under the equity method of accounting. The purchase price paid for this investment has been included in the Consolidated Statement of Cash Flows within Other, net investing cash flows.
In addition to the investments underlying the funds held–directly managed account held at fair value of $354 million and $400 million at December 31, 2016 and 2015, respectively, the funds held–directly managed account also included cash and cash equivalents, carried at fair value, of $76 million and $65 million, respectively, and accrued investment income of $4 million and $5 million, respectively. At December 31, 2016 and 2015, the aggregate carrying amounts of items included in the funds held–directly managed account that the Company did not measure at fair value were $77 million and $71 million, respectively, which primarily related to other assets and liabilities held by Colisée Re related to the underlying business, which are carried at cost (see Note 5).
At December 31, 2016 and 2015, substantially all of the accrued investment income in the Consolidated Balance Sheets relate to the Company’s investments and the investments underlying the funds held–directly managed account for which the fair value option was elected.
During the years ended December 31, 2016 and 2015, there were no transfers between Level 1 and Level 2.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2016 and 2015, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above, approximate their carrying values.

The reconciliations of the beginning and ending balances for all financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2016 and 2015, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2016	Balance at beginning of year	Realized and unrealized investment gains (losses) included in net income	Purchases and issuances	Settlements and sales (1)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$138,847	$(14,240)	$—	$(780)	$—	$123,827	$(14,240)
Asset-backed securities	369,699	21	191,048	(461,417)	—	99,351	(4,628)
Fixed maturities	$508,546	$(14,219)	$191,048	$(462,197)	$—	$223,178	$(18,868)
Equities
Finance	$22,760	$3,438	$—	$(5,264)	$—	$20,934	$3,211
Technology	8,207	1,143	450	—	—	9,800	1,143
Communications	1,985	209	—	(2,194)	—	—	55
Mutual funds and exchange traded funds	4,604	(242)	—	(4,209)	—	153	14
Equities	$37,556	$4,548	$450	$(11,667)	$—	$30,887	$4,423
Other invested assets
Derivatives, net	$5,351	$(3,314)	$2,256	$4,512	$—	$8,805	$(1,772)
Notes and loan receivables and notes securitization	125,922	2,599	71,828	(58,656)	—	141,693	2,278
Annuities and residuals	8,436	262	—	(8,698)	—	—	—
Private equities	71,298	6,764	236,022	(8,355)	—	305,729	2,827
Other invested assets	$211,007	$6,311	$310,106	$(71,197)	$—	$456,227	$3,333
Funds held–directly managed	$10,146	$1,698	$1,011	$(8,315)	$—	$4,540	$1,678
Total	$767,255	$(1,662)	$502,615	$(553,376)	$—	$714,832	$(9,434)

(1)	Settlements and sales of fixed maturities, equities, other invested assets and funds held - directly managed include sales of $276 million, $12 million, $43 million and $8 million, respectively.

For the year ended December 31, 2015	Balance at beginning of year	Realized and unrealized investment gains (losses) included in net income	Purchases and issuances (1)	Settlements and sales (2)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$149,728	$16,660	$16,440	$(43,981)	$—	$138,847	$16,650
Asset-backed securities	449,918	(11,208)	171,249	(240,260)	—	369,699	(10,368)
Fixed maturities	$599,646	$5,452	$187,689	$(284,241)	$—	$508,546	$6,282
Equities
Finance	$20,353	$2,540	$—	$(133)	$—	$22,760	$2,540
Technology	8,555	(348)	—	—	—	8,207	(348)
Communications	2,640	(655)	—	—	—	1,985	(655)
Mutual funds and exchange traded funds	8,586	471	249,340	(253,793)	—	4,604	(1,009)
Equities	$40,134	$2,008	$249,340	$(253,926)	$—	$37,556	$528
Other invested assets
Derivatives, net	$(1,858)	$804	$(2,051)	$8,456	$—	$5,351	$7,648
Notes and loan receivables and notes securitization	44,817	(2,223)	88,675	(5,347)	—	125,922	(2,223)
Annuities and residuals	13,243	(866)	—	(3,941)	—	8,436	(472)
Private equities	59,872	1,239	14,484	(4,297)	—	71,298	1,119
Other invested assets	$116,074	$(1,046)	$101,108	$(5,129)	$—	$211,007	$6,072
Funds held–directly managed	$13,530	$(3,184)	$—	$(200)	$—	$10,146	$(3,252)
Total	$769,384	$3,230	$538,137	$(543,496)	$—	$767,255	$9,630

(1)	Purchases and issuances of derivatives include issuances of $2 million.

(2)	Settlements and sales of mutual funds and exchange traded funds include sales of $4 million.

The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2016 and 2015 were as follows (fair value in thousands of U.S. dollars):

December 31, 2016	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$123,827	Discounted cash flow	Credit spreads	1.5% – 10.5% (6.3%)
Asset-backed securities	99,351	Discounted cash flow	Credit spreads	4.1% – 18.5% (14.9%)
Equities
Finance	20,934	Weighted market comparables	Net income multiple	20.3 (20.3)
			Tangible book value multiple	1.9 (1.9)
			Liquidity discount	25.0% (25.0%)
			Comparable return	36.9% (36.9%)
Technology	9,800	Reported market value	Tangible book value multiple	100.0% (100.0%)
Other invested assets
Total return swaps, net	(1,228)	Discounted cash flow	Credit spreads	2.9% – 29.4% (19.3%)
Insurance-linked securities – longevity swaps	9,218	Discounted cash flow	Credit spreads	2.6% (2.6%)
Notes and loan receivables	131,176	Discounted cash flow	Credit spreads	4.2% – 24.4% (5.2%)
Notes and loan receivables	8,953	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.2 (1.2)
Notes securitization	1,564	Discounted cash flow	Credit spreads	3.3% (3.3%)
Private equity – direct	5,019	Discounted cash flow and weighted market comparables	Net income multiple	8.6 (8.6)
			Tangible book value multiple	2.0 (2.0)
			Recoverability of intangible assets	0% (0%)
Private equity funds	11,064	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-0.7% (-0.7%)
Private equity – other	29,949	Discounted cash flow	Effective yield	5.8% (5.8%)
Funds held–directly managed
Other invested assets	4,540	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	0% (0%)

December 31, 2015	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$138,847	Discounted cash flow	Credit spreads	1.2% – 10.3% (4.1%)
Asset-backed securities	369,699	Discounted cash flow	Credit spreads	4.1% – 11.4% (7.7%)
Equities
Finance	16,627	Weighted market comparables	Net income multiple	14.4 (14.4)
			Tangible book value multiple	1.5 (1.5)
			Liquidity discount	25.0% (25.0%)
			Comparable return	7.9% (7.9%)
Finance	6,133	Profitability analysis	Projected return on equity	14.0% (14.0%)
Technology	8,207	Weighted market comparables	Revenue multiple	1.2 (1.2)
			Adjusted earnings multiple	8.4 (8.4)
Communications	1,985	Weighted market comparables	Adjusted earnings multiple	9.4 (9.4)
			Comparable return	0% (0%)
Other invested assets
Total return swaps, net	(133)	Discounted cash flow	Credit spreads	3.0% – 29.3% (16.5%)
Insurance-linked securities – longevity swaps	9,428	Discounted cash flow	Credit spreads	2.4% (2.4%)
Notes and loan receivables	84,080	Discounted cash flow	Credit spreads	6.0% – 26.8% (7.4%)
Notes and loan receivables	10,415	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.1 – 1.5 (1.5)
Notes securitization	31,427	Discounted cash flow	Credit spreads	2.4% – 7.1% (6.9%)
Annuities and residuals	8,436	Discounted cash flow	Credit spreads	5.1% – 15.4% (12.7%)
			Prepayment speed	0% – 15.0% (2.1%)
			Constant default rate	0.3% – 17.5% (4.4%)
Private equity – direct	8,792	Discounted cash flow and weighted market comparables	Net income multiple	9.2 (9.2)
			Tangible book value multiple	1.9 (1.9)
			Recoverability of intangible assets	0% (0%)
Private equity funds	29,222	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-4.9% – 5.2% (-0.5%)
Private equity – other	33,284	Discounted cash flow	Effective yield	5.8% (5.8%)
Funds held–directly managed
Other invested assets	10,146	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-16.0% – 0% (-15.0%)
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include mutual fund investments (included within equities), certain private equity funds and certain derivatives (included within other invested assets).
The Company has established a Valuation Committee which is responsible for determining the Company’s invested asset valuation procedures, reviewing significant changes in the fair value measurements of securities classified as Level 3 and ensuring that there is an appropriate independent internal peer analysis, on at least an annual basis, on the fair value measurements of significant securities that are classified as Level 3. The Valuation Committee is comprised of members of the Company’s senior management team. The Company’s Group Enterprise Risk Management Financial Risk Policy which covers, amongst other items, invested asset valuation, is monitored by the Company’s Board of Directors (Board).

Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands of U.S. dollars):

	2016	2015	2014
Fixed maturities and short-term investments	$(90,334)	$(276,776)	$228,781
Equities	$(14,850)	(187,561)	2,605
Other invested assets	11,066	(1,835)	(2,664)
Funds held–directly managed	(721)	(6,323)	1,382
Total	$(94,839)	$(472,495)	$230,104
Substantially all of the above changes in fair value are included in the Consolidated Statements of Operations under the caption Net realized and unrealized investment gains (losses).
The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument recorded in the Consolidated Balance Sheets. There have been no material changes in the Company’s valuation techniques during the periods presented.
Fixed maturities

•
U.S. government and government sponsored enterprises—U.S. government and government sponsored enterprises securities consist primarily of bonds issued by the U.S. Treasury and corporate debt securities issued by government sponsored enterprises and federally owned or established corporations. These securities are generally priced by independent pricing services. The independent pricing services may use actual transaction prices for securities that have been actively traded. For securities that have not been actively traded, each pricing source has its own proprietary method to determine the fair value, which may incorporate option adjusted spreads (OAS), interest rate data and market news. The Company generally classifies these securities in Level 2.

•
U.S. states, territories and municipalities—U.S. states, territories and municipalities securities consist primarily of bonds issued by U.S. states, territories and municipalities and the Federal Home Loan Mortgage Corporation. These securities are generally priced by independent pricing services using the techniques described for U.S. government and government sponsored enterprises above. The Company generally classifies these securities in Level 2. Certain of the bonds that are issued by municipal housing authorities and the Federal Home Loan Mortgage Corporation are not actively traded and are priced based on internal models using unobservable inputs. Accordingly, the Company classifies these securities in Level 3. The significant unobservable input used in the fair value measurement of these U.S. states, territories and municipalities securities classified as Level 3 is credit spreads. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement.

•
Non-U.S. sovereign government, supranational and government related—Non-U.S. sovereign government, supranational and government related securities consist primarily of bonds issued by non-U.S. national governments and their agencies, non-U.S. regional governments and supranational organizations. These securities are generally priced by independent pricing services using the techniques described for U.S. government and government sponsored enterprises above. The Company generally classifies these securities in Level 2.

•
Corporate—Corporate securities consist primarily of bonds issued by U.S. and foreign corporations covering a variety of industries and issuing countries. Corporate securities also include real estate investment trusts, catastrophe bonds, longevity and mortality bonds and government guarantee corporate debt. These securities are generally priced by independent pricing services and brokers. The pricing provider incorporates information including credit spreads, interest rate data and market news into the valuation of each security. The Company generally classifies these securities in Level 2. When a corporate security is inactively traded or the valuation model uses unobservable inputs, the Company classifies the security in Level 3.

•
Asset-backed securities—Asset-backed securities primarily consist of bonds issued by U.S. and foreign corporations that are predominantly backed by student loans, automobile loans, credit card receivables, equipment leases, and special purpose financing. With the exception of special purpose financing securities, these asset-backed securities are generally priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. The Company generally classifies these securities in Level 2. Special purpose financing securities are generally inactively traded and are priced based on valuation models using unobservable inputs. The Company generally classifies these securities in Level 3. The significant unobservable input used in the fair value measurement of these asset-backed securities classified as Level 3 is credit spreads. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement.

•
Residential mortgage-backed securities—Residential mortgage-backed securities primarily consist of bonds issued by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, as well as private, non-agency issuers. These residential mortgage-backed securities are generally priced by independent pricing services and brokers. When current market trades are not available, the pricing provider or the Company will employ proprietary models with observable inputs including other trade information, prepayment speeds, yield curves and credit spreads. The Company generally classifies these securities in Level 2.

•
Other mortgage-backed securities—Other mortgage-backed securities primarily consist of commercial mortgage-backed securities. These securities are generally priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. The Company generally classifies these securities in Level 2.

In general, the methods employed by the independent pricing services to determine the fair value of the securities that have not been actively traded primarily involve the use of “matrix pricing” in which the independent pricing source applies the credit spread for a comparable security that has traded recently to the current yield curve to determine a reasonable fair value. The Company generally uses one pricing source per security and uses a pricing service ranking to consistently select the most appropriate pricing service in instances where it receives multiple quotes on the same security. When fair values are unavailable from these independent pricing sources, quotes are obtained directly from broker-dealers who are active in the corresponding markets. Most of the Company’s fixed maturities are priced from the pricing services or dealer quotes. The Company will typically not make adjustments to prices received from pricing services or dealer quotes; however, in instances where the quoted external price for a security uses significant unobservable inputs, the Company will classify that security as Level 3. The methods used to develop and substantiate the unobservable inputs used are based on the Company’s valuation policy and are dependent upon the facts and circumstances surrounding the individual investments which are generally transaction specific. The Company’s inactively traded fixed maturities are classified as Level 3. For all fixed maturity investments, the bid price is used for estimating fair value.
To validate prices, the Company compares the fair value estimates to its knowledge of the current market and will investigate prices that it considers not to be representative of fair value. The Company also reviews an internally generated fixed maturity price validation report which converts prices received for fixed maturity investments from the independent pricing sources and from broker-dealers quotes and plots OAS and duration on a sector and rating basis. The OAS is calculated using established algorithms developed by an independent risk analytics platform vendor. The OAS on the fixed maturity price validation report are compared for securities in a similar sector and having a similar rating, and outliers are identified and investigated for price reasonableness. In addition, the Company completes quantitative analyses to compare the performance of each fixed maturity investment portfolio to the performance of an appropriate benchmark, with significant differences identified and investigated.
Short-term investments
Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are generally classified in Level 2.
Equities
Equity securities include U.S. and foreign common and preferred stocks, real estate investment trusts, mutual funds and exchange traded funds. Equities, real estate investment trusts and exchange traded funds are generally classified in Level 1 as the Company uses prices received from independent pricing sources based on quoted prices in active markets. Equities classified as Level 2 are generally mutual funds invested in fixed income securities, where the net asset value of the fund is provided on a daily basis, and certain common and preferred equities. Equities classified as Level 3 are generally mutual funds invested in securities other than the common stock of publicly traded companies, where the net asset value is not provided on a daily basis, and inactively traded common stocks. The significant unobservable inputs used in the fair value measurement of inactively traded common stocks classified as Level 3 include market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size, including net income multiples, tangible book value multiples, comparable returns, revenue multiples, adjusted earnings multiples and projected return on equity ratios. Significant increases (decreases) in any of these inputs could result in a significantly higher (lower) fair value measurement. Significant unobservable inputs used in measuring the fair value measurement of inactively traded common stocks also include a liquidity discount. A significant increase (decrease) in the liquidity discount could result in a significantly lower (higher) fair value measurement.
To validate prices, the Company completes quantitative analyses to compare the performance of each equity investment portfolio to the performance of an appropriate benchmark, with significant differences identified and investigated.

Other invested assets
The Company’s exchange traded derivatives, such as futures, are generally classified as Level 1 as their fair values are quoted prices in active markets. The Company’s foreign exchange forward contracts, foreign currency option contracts, interest rate swaps and TBAs are generally classified as Level 2 within the fair value hierarchy and are priced by independent pricing services.
Included in the Company’s Level 3 classification, in general, are certain inactively traded weather derivatives, notes and loan receivables, notes securitizations, annuities and residuals, private equities and longevity and other total return swaps. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; or (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. The significant unobservable inputs used in the fair value measurement of other invested assets classified as Level 3 include credit spreads, prepayment speeds, constant default rates, gross revenue to fair value ratios, net income multiples, effective yields, tangible book value multiples and other valuation ratios. Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Significant unobservable inputs used in the fair value measurement of other invested assets classified as Level 3 also include an assessment of the recoverability of intangible assets and market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement. As part of the Company’s modeling to determine the fair value of an investment, the Company considers counterparty credit risk as an input to the model, however, the majority of the Company’s counterparties are investment grade rated institutions and the failure of any one counterparty would not have a significant impact on the Company’s consolidated financial statements.
To validate prices, the Company will compare them to benchmarks, where appropriate, or to the business results generally within that asset class and specifically to those particular assets.
Funds held–directly managed
The segregated investment portfolio underlying the funds held–directly managed account is comprised of fixed maturities, short-term investments and other invested assets which are fair valued on a basis consistent with the methods described above. Substantially all fixed maturities and short-term investments within the funds held–directly managed account are classified as Level 2 within the fair value hierarchy.
The other invested assets within the segregated investment portfolio underlying the funds held–directly managed account, which are classified as Level 3 investments, are primarily real estate mutual fund investments carried at fair value. For the real estate mutual fund investments, the Company receives a price based on the real estate fund manager’s valuation for the asset and further adjusts the price, if necessary, based on appropriate current information on the real estate market. A significant increase (decrease) to the adjustment to the real estate fund manager’s valuation could result in a significantly lower (higher) fair value measurement.
To validate prices within the segregated investment portfolio underlying the funds held–directly managed account, the Company utilizes the methods described above.
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2016 and 2015, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the long-term debt related to senior notes and capital efficient notes (CENts). The fair value of the debt related to senior notes as of December 31, 2016 and 2015, and the fair value of the debt related to CENTs as of December 31, 2015, was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. In December 2016, the interest rate on the debt related to CENts converted from a fixed interest rate to a floating interest rate (see Note 10). As a result, it was not considered practicable to calculate the fair value of the debt related to CENts as of December 31, 2016 based on a discounted cash flow model as the future interest payments is not reasonably estimatable. The fair value of the debt related to CENTs as of December 31, 2016 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the intercompany debt.

The carrying values and fair values of the senior notes and CENts at December 31, 2016 and 2015 were as follows (in thousands):

	December 31, 2016		December 31, 2015
	Carrying Value	Fair Value	Carrying Value	Fair Value
U.S. dollar intercompany debt related to senior notes(1)	$500,000	$547,145	$750,000	$829,755
Euro senior notes(2)	773,883	753,499	—	—
U.S. dollar intercompany debt related to CENts(1)	70,989	66,817	70,989	70,856

(1)
PartnerRe Finance A LLC and PartnerRe Finance B LLC, the issuers of the U.S. dollar senior notes, and PartnerRe Finance II Inc., the issuer of the CENts, do not meet the consolidation criteria under U.S. GAAP. Accordingly, the debt issued externally is not reflected as a liability in the Consolidated Balance Sheet. The carrying value reflected in the table above reflects the intercompany debt recognized which is not eliminated in the Consolidated Balance Sheet. The carrying value of the CENTs that is not reflected in the Company’s Consolidated Balance Sheet was $63 million at December 31, 2016 and 2015 (see Note 10).

(2)
PartnerRe Ireland Finance DAC, the issuer of the Euro senior notes issued in 2016, meets the consolidation criteria under U.S. GAAP. Accordingly, the Company recognizes the debt issued to third parties of €750 million in its Consolidated Balance Sheet at December 31, 2016. The intercompany debt has been eliminated on consolidation (see Note 10).

At December 31, 2016 and 2015, the Company’s debt related to the senior notes and CENts was classified as Level 2 in the fair value hierarchy. Refer to Note 10 for further details related to Debt.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts and certain other financial instruments.
4. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands of U.S. dollars):

	2016	2015	2014
Net realized investment gains on fixed maturities and short-term investments	$96,994	$66,296	$120,734
Net realized investment gains on equities	157	137,609	98,733
Net realized investment gains (losses) on other invested assets	5,365	(33,317)	(20,686)
Net realized investment gains on funds held–directly managed	1,355	536	2,012
Net realized investment gains	103,871	171,124	200,793
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	(90,334)	(276,776)	228,781
Change in net unrealized investment (losses) gains on equities	(14,850)	(187,561)	2,605
Change in unrealized investment gains (losses) on other invested assets	25,488	844	(58,180)
Change in net unrealized investment (losses) gains on funds held–directly managed	(676)	(6,163)	1,421
Net other realized and unrealized investment gains (losses)	2,767	1,053	(3,624)
Change in net unrealized investment (losses) gains	(77,605)	(468,603)	171,003
Net realized and unrealized investment gains (losses)	$26,266	$(297,479)	$371,796
(b) Net Investment Income
The components of net investment income for the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands of U.S. dollars):

	2016	2015	2014
Fixed maturities	$395,831	$425,541	$443,414
Short-term investments and cash and cash equivalents	1,915	854	868
Equities	4,382	30,739	40,326
Funds held and other	34,161	27,406	33,192
Funds held–directly managed	9,993	11,676	13,841
Investment expenses	(35,418)	(46,432)	(51,945)
Net investment income	$410,864	$449,784	$479,696
Other than the funds held–directly managed account, the Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g., LIBOR). Interest rates ranged from 0.0% to 5.4% for the year ended December 31, 2016, from 0.1% to 8.0% for the year ended December 31, 2015 and from 2.1% to 5.4% for the year ended December 31, 2014. See Note 5 for additional information on the funds held–directly managed account.
(c) Pledged and Restricted Assets
At December 31, 2016 and 2015, approximately $157 million and $165 million, respectively, of cash and cash equivalents and approximately $2,241 million and $2,168 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.
(d) Net Payable for Securities Purchased
Included within Accounts payable, accrued expenses and other in the Consolidated Balance Sheets at December 31, 2016 and 2015 were amounts of gross receivable balances for securities sold and gross payable balances for securities purchased as follows (in thousands of U.S. dollars):

	2016	2015
Receivable for securities sold	$52,189	$34,497
Payable for securities purchased	(648,813)	(219,707)
Net payable for securities purchased	$(596,624)	$(185,210)
(e) Variable Interest Entities
The Company holds variable interests in VIEs including certain limited liability companies or partnerships, trusts, fixed maturity investments and asset-backed securities. The holdings in these VIEs are reported within fixed maturities and other invested assets in the Company’s Consolidated Balance Sheets. The Company’s involvement in these entities is, for the most part, passive in nature. The Company’s maximum exposure to loss with respect to these investments is limited to the amounts invested in and advanced to the VIEs, and any unfunded commitments. The Company’s non-consolidated VIEs include variable interests in catastrophe bonds within fixed maturity investments and certain other invested assets.
5. Funds held–directly Managed
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re (previously known as AXA RE), a subsidiary of AXA SA (AXA), in 2006, Paris Re and its subsidiaries entered into an issuance agreement and a quota share retrocession agreement to assume business written by Colisée Re from January 1, 2006 to September 30, 2007 as well as the in-force business at December 31, 2005. The agreements provided that the premium related to the transferred business was retained by Colisée Re and credited to a funds held account. The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company. Realized and unrealized investment gains and losses and net investment income related to this account inure to the benefit of the Company.
The fair value of the investment portfolio underlying the funds held–directly managed account decreased from $400 million at December 31, 2015 to $354 million at December 31, 2016 primarily due to the run-off of the underlying loss reserves associated with this account and, to a lesser extent, the impact of the strengthening of the U.S. dollar against most major currencies.

6. Derivatives
The Company’s derivative instruments are recorded in the Consolidated Balance Sheets at fair value, with changes in fair value recognized in either net foreign exchange gains or losses or net realized and unrealized investment gains or losses in the Consolidated Statements of Operations or accumulated other comprehensive income or loss in the Consolidated Balance Sheets, depending on the nature of the derivative instrument. The Company’s objectives for holding or issuing these derivatives are as follows:
Foreign Exchange Forward Contracts
The Company utilizes foreign exchange forward contracts as part of its overall currency risk management and investment strategies. From time to time, the Company also utilizes foreign exchange forward contracts to hedge a portion of its net investment exposure resulting from the translation of its foreign subsidiaries and branches whose functional currency is other than the U.S. dollar.
Foreign Currency Option Contracts and Futures Contracts
The Company utilizes foreign currency option contracts to mitigate foreign currency risk. The Company uses exchange traded treasury note futures contracts to manage portfolio duration and equity futures to hedge certain investments.
Insurance-Linked Securities
The Company enters into various weather derivatives and longevity total return swaps for which the underlying risks reference parametric weather risks for the weather derivatives and longevity risk for the longevity total return swaps.
Total Return and Interest Rate Swaps and Interest Rate Derivatives
The Company enters into total return swaps referencing various project, investments and principal finance obligations. The Company enters into interest rate swaps to mitigate the interest rate risk on certain of the total return swaps and certain fixed maturity investments. The Company also uses other interest rate derivatives to mitigate exposure to interest rate volatility.
To-Be-Announced Mortgage-Backed Securities
The Company utilizes TBAs as part of its overall investment strategy and to enhance investment performance.
The net fair values and the related net notional values of derivatives included in the Company’s Consolidated Balance Sheets at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2016			Net notional exposure	Fair value
Derivatives not designated as hedges
Foreign exchange forward contracts	$5,263	$(7,142)	$1,929,033	$(1,879)
Insurance-linked securities (1)	10,130	(97)	145,011	10,033
Total return swaps	1,989	(3,217)	42,304	(1,228)
Interest rate swaps (2)	—	(13,403)	194,585	(13,403)
TBAs	1,369	(185)	386,500	1,184
Total derivatives not designated as hedges	$18,751	$(24,044)		$(5,293)

Total derivatives	$18,751	$(24,044)		$(5,293)

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2015			Net notional exposure	Fair value
Derivatives designated as hedges
Foreign exchange forward contracts (net investment hedge)	$—	$(9,305)	$392,523	$(9,305)
Total derivatives designated as hedges	$—	$(9,305)		$(9,305)

Derivatives not designated as hedges
Foreign exchange forward contracts	$15,311	$(5,804)	$1,708,285	$9,507
Foreign currency option contracts	—	—	82,148	—
Futures contracts	5,675	(140)	3,610,658	5,535
Insurance-linked securities (1)	9,428	(3,944)	140,320	5,484
Total return swaps	2,745	(2,878)	42,438	(133)
Interest rate swaps (2)	—	(24,383)	196,804	(24,383)
TBAs	—	(1,462)	447,315	(1,462)
Total derivatives not designated as hedges	$33,159	$(38,611)		$(5,452)

Total derivatives	$33,159	$(47,916)		$(14,757)

(1)
At December 31, 2016 and 2015, insurance-linked securities include a longevity swap for which the notional amount is not reflective of the overall potential exposure of the swap. As such, the Company has included the probable maximum loss under the swap within the net notional exposure as an approximation of the notional amount.

(2)
The Company enters into interest rate swaps to mitigate notional exposures on certain total return swaps and certain fixed maturities. Only the notional value of interest rate swaps on fixed maturities is presented separately in the table.

The fair value of all derivatives at December 31, 2016 and 2015 is recorded in Other invested assets in the Company’s Consolidated Balance Sheets. At December 31, 2015, the Company held foreign exchange forward contracts with notional amounts of €350 million, to hedge a portion of its net investment exposure to the Euro against the U.S. dollar. The effective portion of the net investment hedging derivatives recognized in Accumulated other comprehensive loss at December 31, 2016 and 2015 was $6 million and $9 million, respectively. There were no derivatives designated as hedges at December 31, 2016.
The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands of U.S. dollars):

	2016	2015	2014
Foreign exchange forward contracts	$(53,437)	$(29,217)	$39,399
Foreign currency option contracts	2,583	(3,472)	(810)
Total included in net foreign exchange (losses) gains	$(50,854)	$(32,689)	$38,589
Futures contracts	$(5,195)	$(32,004)	$(72,146)
Insurance-linked securities	3,813	(1,556)	230
Total return swaps	(1,096)	1,390	(1,002)
Interest rate swaps	10,981	(8,101)	(15,871)
TBAs	6,366	2,877	13,166
Other	—	2,493	(3)
Total included in net realized and unrealized investment gains (losses)	$14,869	$(34,901)	$(75,626)
Total derivatives not designated as hedges	$(35,985)	$(67,590)	$(37,037)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2016	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$18,751	$—	$18,751	$(794)	$(34,120)	$(16,163)
Total derivative liabilities	$(24,044)	$—	$(24,044)	$794	$22,923	$(327)

December 31, 2015
Total derivative assets	$33,159	$—	$33,159	$(1,037)	$(10,222)	$21,900
Total derivative liabilities	$(47,916)	$—	$(47,916)	$1,037	$25,904	$(20,975)

(1)	Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.
7. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re and Presidio at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

2016	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible asset	Total intangible assets
Balance at January 1	$456,380	$125,661	$7,350	$133,011
Intangible assets amortization	n/a	(25,919)	n/a	(25,919)
Balance at December 31	$456,380	$99,742	$7,350	$107,092

2015	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible asset	Total intangible assets
Balance at January 1	$456,380	$152,254	$7,350	$159,604
Intangible assets amortization	n/a	(26,593)	n/a	(26,593)
Balance at December 31	$456,380	$125,661	$7,350	$133,011

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of either eleven or thirteen years. The gross carrying value and accumulated amortization of intangible assets by type that are yet to be fully amortized at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	December 31, 2016		December 31, 2015
	Gross carrying value	Accumulated amortization	Gross carrying value	Accumulated amortization
Definite-lived intangible assets:
Unpaid losses and loss expenses	$191,196	$157,842	$191,196	$145,808
Renewal rights	48,163	23,404	48,163	18,226
Customer relationships	63,408	21,779	63,408	13,072
Total definite-lived intangible assets	$302,767	$203,025	$302,767	$177,106
Indefinite-lived intangible asset:
U.S. insurance licenses	7,350	n/a	7,350	n/a
Total intangible assets	$310,117	$203,025	$310,117	$177,106

n/a: Not applicable

Effective July 1, 2016, the Company changed its segments (see Note 20). As a result, the allocation of goodwill changed for non-life segments. The allocation of the goodwill to the Company’s segments at December 31, 2016 was as follows (in thousands of U.S. dollars):

Amount
P&C segment	$241,530
Specialty segment	196,047
Life and Health segment	18,803
Total goodwill	$456,380
The estimated amortization expense for each of the five succeeding fiscal years related to the Company’s definite-lived intangible assets was as follows (in thousands of U.S. dollars):

Year	Amount
2017	$22,818
2018	21,247
2019	18,153
2020	10,823
2021	6,921
Total	$79,962
8. Non-life and Life and Health Reserves
(a) Non-life reserves
Non-life reserves are categorized into three types of reserves: case reserves, ACRs and IBNR reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs.
The Company’s gross liability for non-life reserves reported by cedants (case reserves) and those estimated by the Company (ACRs and IBNR reserves) at December 31, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	2016	2015
Case reserves	$3,883,926	$3,716,195
ACRs	166,913	190,183
IBNR reserves	4,934,595	5,158,333
Non-life reserves	$8,985,434	$9,064,711
The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	2016	2015	2014
Gross liability at beginning of year	$9,064,711	$9,745,806	$10,646,318
Reinsurance recoverable at beginning of year	189,234	214,349	267,384
Net liability at beginning of year	8,875,477	9,531,457	10,378,934
Net incurred losses related to:
Current year	2,997,394	3,023,704	3,122,981
Prior years	(676,574)	(830,705)	(660,413)
	2,320,820	2,192,999	2,462,568
Change in Paris Re Reserve Agreement	5,518	(8,771)	(25,412)
Net paid losses related to:
Current year	331,785	250,720	267,806
Prior years	1,931,131	2,171,883	2,530,743
	2,262,916	2,422,603	2,798,549
Effects of foreign exchange rate changes	(220,207)	(417,605)	(486,084)
Net liability at end of year	8,718,692	8,875,477	9,531,457
Reinsurance recoverable at end of year	266,742	189,234	214,349
Gross liability at end of year	$8,985,434	$9,064,711	$9,745,806
The reconciliation of losses and loss expenses for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	2016	2015	2014
Net incurred losses related to:
Non-life	$2,320,820	$2,192,999	$2,462,568
Life and Health	927,271	964,421	1,000,202
Losses and loss expenses	$3,248,091	$3,157,420	$3,462,770
The net favorable prior year loss development for each of the Company’s non-life segments (see Note 20) for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	2016	2015	2014
P&C	$389,672	$473,564	$468,422
Specialty	286,902	357,141	191,991
Total net favorable prior year loss development	$676,574	$830,705	$660,413
For the year ended December 31, 2016, the Company reported net favorable loss development for prior accident years in 2016 resulting from favorable loss emergence across all lines of business within the P&C and Specialty segments. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the casualty line of business.  The favorable loss emergence within the Specialty segment was predominantly from the previous two accident years, mainly driven by Marine, Energy Offshore and Onshore lines of business.
For the years ended December 31, 2015 and 2014, the Company also reported net favorable loss development due to favorable loss emergence from most lines of business, in particular from the casualty line within the P&C segment and from the marine and offshore and aviation and space lines within the Specialty segment.
Changes in Non-life reserves
The gross, retroceded and net non-life reserves for the Company’s Non-life business, and the portion of the gross, retroceded and net reserves that relates to the reserves subject to the Reserve Agreement (Guaranteed Reserves), at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2016	2015
Gross reserves	$8,985,434	$9,064,711
Less: Guaranteed Reserves	495,861	521,178
Gross reserves, excluding Guaranteed Reserves	8,489,573	8,543,533
Retroceded reserves	266,742	189,234
Less: Guaranteed Reserves	5,547	7,110
Retroceded reserves, excluding Guaranteed Reserves	261,195	182,124
Net reserves	$8,718,692	$8,875,477
Net reserves, excluding Guaranteed Reserves	$8,228,378	$8,361,409
The reconciliation of the net paid losses related to prior years and the net paid losses related to prior years, excluding the Guaranteed Reserves, for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	2016	2015	2014
Net paid losses related to prior years	$1,931,131	$2,171,883	$2,530,743
Less: net paid losses on Guaranteed Reserves	23,765	28,225	97,407
Net paid losses related to prior years, excluding Guaranteed Reserves	$1,907,366	$2,143,658	$2,433,336

The net incurred and paid losses and loss expenses development by accident year and the total of incurred but not reported liabilities plus expected development on reported claims included within the net incurred claims amounts were as follows at year end December 31, 2016, 2015, 2014, 2013 and 2012 (in thousands of U.S. dollars). The information presented below for incurred and paid claims development at December 31, 2015, 2014, 2013 and 2012 is presented as supplementary information and is unaudited.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,						December 31, 2016
Accident year	2012	2013	2014	2015	2016	Total of IBNR plus expected development on reported claims
2012	$2,588,173	$2,401,362	$2,250,210	$2,144,791	$2,115,132	$190,258
2013		2,818,004	2,643,219	2,471,881	2,414,214	311,122
2014			2,788,023	2,545,991	2,449,459	470,977
2015				2,871,468	2,557,987	838,249
2016					2,891,480	1,994,179
Total					$12,428,272	$3,804,785

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016
2012	$275,857	$1,028,340	$1,407,829	$1,573,202	$1,675,875
2013		235,804	1,267,496	1,612,860	1,810,911
2014			299,168	1,291,587	1,591,054
2015				300,085	1,204,997
2016					324,952
Total					$6,607,789

Net reserves for Accident Years and exposures included in the triangles					$5,820,483
All outstanding liabilities before Accident Year 2012, net of reinsurance					2,265,037
All other outstanding liabilities					633,172
Net liability at end of year					$8,718,692

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE (unaudited supplementary information)
Years	1	2	3	4	5
Non-life	12%	39%	15%	8%	5%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY and CASUALTY
For the year ended December 31,						December 31, 2016
Accident year	2012	2013	2014	2015	2016	Total of IBNR plus expected development on reported claims
2012	$1,417,787	$1,334,967	$1,232,904	$1,173,315	$1,143,338	$151,933
2013		1,442,874	1,338,498	1,261,233	1,222,649	242,752
2014			1,388,823	1,296,177	1,267,174	353,483
2015				1,489,391	1,358,316	540,812
2016					1,568,772	998,063
Total					$6,560,249	$2,287,043

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY and CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016
2012	$147,824	$486,302	$652,662	$762,780	$831,054
2013		134,353	478,613	683,566	797,991
2014			160,016	517,624	683,202
2015				159,894	529,200
2016					171,085
Total					$3,012,532

Net reserves for Accident Years and exposures included in the triangles					$3,547,717
All outstanding liabilities before Accident Year 2012, net of reinsurance					2,004,921
All other outstanding liabilities					536,105
Net liability at end of year					$6,088,743

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY and CASUALTY (unaudited supplementary information)
Years	1	2	3	4	5
Property and Casualty	12%	28%	15%	9%	6%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,						December 31, 2016
Accident year	2012	2013	2014	2015	2016	Total of IBNR plus expected development on reported claims
2012	$1,170,386	$1,066,395	$1,017,306	$971,476	$971,794	$38,325
2013		1,375,130	1,304,721	1,210,648	1,191,565	68,370
2014			1,399,200	1,249,814	1,182,285	117,494
2015				1,382,077	1,199,671	297,437
2016					1,322,708	996,116
Total					$5,868,023	$1,517,742

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016
2012	$128,033	$542,038	$755,167	$810,422	$844,821
2013		101,451	788,883	929,294	1,012,920
2014			139,152	773,963	907,852
2015				140,191	675,797
2016					153,867
Total					$3,595,257

Net reserves for Accident Years and exposures included in the triangles					$2,272,766
All outstanding liabilities before Accident Year 2012, net of reinsurance					260,116
All other outstanding liabilities					97,067
Net liability at end of year					$2,629,949

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY (unaudited supplementary information)
Years	1	2	3	4	5
Specialty	11%	50%	15%	6%	4%

The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by our cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.
The Company has concluded that it is impracticable to provide net incurred and paid losses and loss expenses development data for 10 years and has concluded that 5 years data is practicable. Going forward, an additional year of data will be provided such that by 2021 a full 10 years of data will be disclosed.

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2016 was as follows (in thousands of U.S. dollars):

Reserving lines	Net liability at end of year	Reinsurance recoverable on unpaid claims	Gross liability at end of year
Property and Casualty	$6,088,743	$98,717	$6,187,460
Specialty	2,629,949	168,025	2,797,974
Net liability at end of year	$8,718,692	$266,742	$8,985,434
The reserving methods commonly employed by the Company are summarized as follows:
Chain Ladder (CL) Development Methods (Reported or Paid)
These methods use the underlying assumption that losses reported (paid) for each underwriting year at a particular development stage follow a stable pattern. The CL development method assumes that on average, every underwriting year will display the same percentage of ultimate liabilities reported by the Company’s cedants at 24 months after the inception of the underwriting year. The percentages reported (paid) are established for each development stage after examining historical averages from the loss development data. These are sometimes supplemented by external benchmark information. Ultimate liabilities are estimated by multiplying the actual reported (paid) losses by the reciprocal of the assumed reported (paid) percentage. Reserves are then calculated by subtracting paid claims from the estimated ultimate liabilities.
Expected Loss Ratio (ELR) Method
This method estimates ultimate losses for an underwriting year by applying an estimated loss ratio to the earned premium for that underwriting year. Although the method is insensitive to actual reported or paid losses, it can often be useful at the early stages of development when very few losses have been reported or paid, and the principal sources of information available to the Company consist of information obtained during pricing and qualitative information supplied by the cedant. However, the lack of sensitivity to reported or paid losses means that the method is usually inappropriate at later stages of development.
Bornhuetter-Ferguson (B-F) Methods (Reported or Paid)
These methods aim to address the variability at early stages of development and incorporates external information such as pricing. The B-F methods are more sensitive to reported and paid losses than the Expected Loss Ratio method, and can be seen as a blend of the Expected Loss Ratio and Chain Ladder development methods. Unreported (unpaid) claims are calculated using an expected reporting (payment) pattern and an externally determined estimate of ultimate liabilities (usually determined by multiplying an a priori loss ratio with estimates of premium volume). The accuracy of the a priori loss ratio is a critical assumption in this method. Usually a priori loss ratios are initially determined on the basis of pricing information, but may also be adjusted to reflect other information that subsequently emerges about underlying loss experience.
Benktander (B-K) Methods (Reported or Paid)
These methods can be viewed as a blend between the Chain Ladder Development and the B-F methods described above. The blend is based on predetermined weights at each development stage that depend on the reported (paid) development patterns.
Loss Event Specific Method
The ultimate losses estimated under this method are derived from estimates of specific events based on reported claims, client and broker discussions, review of potential exposures, market loss estimates, modeled analysis and other event specific criteria.
Method Weights
In determining the loss reserves, the Company often relies on a blend of the results from two or more methods (e.g., weighted averages). The judgment as to which of the above method(s) is most appropriate for a particular underwriting year and reserving cell could change over time as new information emerges regarding underlying loss activity and other data issues. Furthermore, as each line is typically composed of several reserving cells, it is likely that the reserves for the line will be dependent on several reserving methods. This is because reserves for a line are the result of aggregating the reserves for each constituent reserving cell and that a different method could be selected for each reserving cell.
The principal reserving methods used for each of the Specialty segment and P&C segment were ELR, Reported/Paid B-F, Reported/Paid B-K and Reported/Paid CL, with the exception of catastrophe risks within the P&C segment where the principal reserving methods used were ELR based on exposure analysis and Loss event specific.

(b) Paris Re Reserve Agreement
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re’s French operating subsidiary (Paris Re France) entered into a reserve agreement (Reserve Agreement), which provides that AXA and Colisée Re shall guarantee reserves in respect of Paris Re France and subsidiaries acquired in the acquisition. The Reserve Agreement relates to losses incurred prior to December 31, 2005. Accordingly, the Company’s Consolidated Statements of Operations do not include any favorable or adverse development related to these guaranteed reserves. The reserve guarantee provided by AXA and Colisée Re is conditioned upon, among other things, the guaranteed business, including all related ceded reinsurance, being managed by AXA Liabilities Managers, an affiliate of Colisée Re.
Favorable or adverse development related to the guaranteed reserves is recorded as a change in non-life reserves in the Consolidated Balance Sheets and as a change in the Reserve Agreement payable or receivable balance to/from Colisée Re, which is included within the Funds held–directly managed account in the Consolidated Balance Sheets at December 31, 2016 and 2015, respectively. Accordingly, the reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2016, 2015 and 2014 includes the change in the Reserve Agreement. At December 31, 2016 and 2015, the Company’s gross liability for non-life reserves includes $496 million and $521 million, respectively, of guaranteed reserves, with the decrease from December 31, 2015 to December 31, 2016 being primarily related to the run-off of the underlying loss reserves associated with this account and, to a lesser extent, the impact of the strengthening of the U.S. dollar against most major currencies.
(c) Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2016 and 2015 included $166 million and $181 million, respectively, that represent estimates of its net ultimate liability for asbestos and environmental claims. The gross liability for such claims at December 31, 2016 and 2015 was $176 million and $191 million, respectively, which primarily relate to Paris Re’s gross liability for asbestos and environmental claims for accident years 2005 and prior of $113 million and $121 million, respectively, with any favorable or adverse development being subject to the Reserve Agreement. Of the remaining $63 million and $70 million in gross reserves at December 31, 2016 and 2015, respectively, the majority relates to casualty exposures in the United States arising from business written by the French branch of PartnerRe Europe and PartnerRe U.S.
Ultimate loss estimates for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the amount of the Company’s potential losses for these claims. In view of the legal and tort environment that affect the development of such claims, the uncertainties inherent in estimating asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its unpaid losses and loss expense reserves related to this exposure.
(d) Life and Health Reserves
The Life and Health segment reported net favorable prior year loss development for prior accident years of $16 million, $47 million and $19 million for the years ended December 31, 2016, 2015 and 2014, respectively.
The net favorable prior year loss development of $16 million in 2016 was primarily related to the PartnerRe Health business and the guaranteed minimum death benefit (GMDB) business.
The net favorable prior year loss development of $47 million in 2015 was primarily related to the PartnerRe Health business, the short-term mortality business and the GMDB business.
The net favorable prior year loss development of $19 million in 2014 was primarily related to the GMDB business, PartnerRe Health and certain short-term treaties in the mortality line of business.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 7% at December 31, 2016 and 2015.
9. Reinsurance
(a) Reinsurance Recoverable on Paid and Unpaid Losses
The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery from retrocessionaires of a portion of losses and loss expenses. The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. The Company actively manages its reinsurance exposures by generally selecting retrocessionaires having a credit rating of A- or higher. In certain cases where an otherwise suitable retrocessionaire has a credit rating lower than A-, the Company generally requires the posting of collateral, including escrow funds and letters of credit, as a condition to its entering into a retrocession agreement. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. The allowance for uncollectible reinsurance recoverable was $12 million and $9 million at December 31, 2016 and 2015, respectively.
(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2016, 2015 and 2014 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2016
Assumed	$5,356,942	$5,343,831	$3,412,648
Ceded	403,472	374,235	164,557
Net	$4,953,470	$4,969,596	$3,248,091

2015
Assumed	$5,547,525	$5,570,321	$3,215,665
Ceded	317,977	301,143	58,245
Net	$5,229,548	$5,269,178	$3,157,420

2014
Assumed	$5,932,003	$5,824,398	$3,503,060
Ceded	212,119	215,203	40,290
Net	$5,719,884	$5,609,195	$3,462,770
10. Debt
The debt outstanding and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2016 and 2015 was comprised as follows (in thousands):

			Carrying Value
Debt related to	Issuer	Commitment	2016	2015	Redemption or Maturity Date
2008 senior notes	PartnerRe Finance A LLC	$250,000	$—	$250,000	November 1, 2016
2010 senior notes	PartnerRe Finance B LLC	$500,000	$500,000	$500,000	June 1, 2020
2016 senior notes	PartnerRe Ireland Finance DAC	€750,000	$773,883	$—	September 15, 2026
			$1,273,883	$750,000
Capital efficient notes (CENts)	PartnerRe Finance II Inc.	$63,384	$70,989	$70,989	December 1, 2066
PartnerRe Finance A LLC, PartnerRe Finance B LLC and PartnerRe Finance II Inc. (collectively, U.S. finance entities) are indirect 100% owned subsidiaries of the Company which were utilized to issue the Company’s debt related to U.S. dollar denominated senior notes and CENts. The Company determined that these U.S. finance entities are VIEs; however, the Company is not the primary beneficiary and, as a result, has not consolidated these entities. The U.S. finance entities are accounted for under the equity method of accounting and therefore the debt issued externally by these entities is not recorded as a liability on the Consolidated Balance Sheet. Upon issuing the senior notes and the CENts, a consolidated subsidiary of the Company, PartnerRe U.S. Corporation, issued notes in exchange for cash to each of the finance entities, as more fully described below. The notes are recognized within liabilities in the Consolidated Balance Sheets as debt related to the senior notes and CENts. The interest on the debt related to the senior notes and CENts is reported as interest expense in the Consolidated Statements of Operations.
The debt issued by PartnerRe Finance A LLC was redeemed in November 2016, as discussed below, and, as a result, the debt has been removed from the Consolidated Financial Statements with no other activity remaining in this entity.

In 2016, the Company formed a new 100% indirectly owned Irish subsidiary, PartnerRe Ireland Finance DAC, in order to issue Euro denominated senior notes. The notes were issued at a price of 99.144% of the principal amount of the notes, are listed in the main securities market of the Irish Stock Exchange, and are fully and unconditionally guaranteed by PartnerRe Ltd. PartnerRe Ireland Finance DAC is a VIE and the Company determined that it was the primary beneficiary and, as a result, the debt issued externally has been recorded as a liability in the Consolidated Balance Sheet as of December 31, 2016.
Senior Notes
2008 Senior Notes
In May 2008, PartnerRe Finance A LLC issued 6.875% senior notes with an aggregate principal of $250 million (2008 senior notes) due on June 1, 2018, which were redeemed early on November 1, 2016. Contemporaneously, with the issuance of the 2008 senior notes, PartnerRe U.S. Corporation, a wholly-owned subsidiary of the Company, issued a 6.875% promissory note, with a principal amount of $250 million to PartnerRe Finance A LLC, which were redeemed upon the redemption of the 2008 senior notes. The Company paid a redemption price of $272 million and, as a result, the Company recorded a loss of $22 million on redemption of these notes which represented a make whole provision, related to future interest foregone as a result of the early retirement.
2010 Senior Notes
In March 2010, PartnerRe Finance B LLC issued 5.500% senior notes with an aggregate principal of $500 million (2010 senior notes), which may be redeemed at the option of the issuer, in whole or in part, at any time. Contemporaneously, with the issuance of 2010 senior notes, PartnerRe U.S. Corporation, an indirect wholly-owned subsidiary of the Company, issued a 5.500% promissory note, with a principal amount of $500 million to PartnerRe Finance B LLC. Under the terms of the promissory note, PartnerRe U.S. Corporation promises to pay to PartnerRe Finance B LLC any unpaid principal amount on June 1, 2020.
The 2010 senior notes are ranked as senior unsecured obligations of PartnerRe Finance B LLC. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to the 2010 senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Interest on both the 2010 senior notes and the intercompany promissory note is payable semi-annually at an annual fixed rate of 5.500% and cannot be deferred. For each of the years ended December 31, 2016, 2015 and 2014, the Company incurred and paid interest expense of $27.5 million per annum.
2016 Senior Notes
In September 2016, PartnerRe Ireland Finance DAC issued 1.250% senior notes with an aggregate principal amount of €750 million (2016 senior notes). The 2016 senior notes may be redeemed at the option of the issuer, in whole or in part, at any time five years after the issuance date. Prior to September 2021, any redemption of the 2016 senior notes is subject to regulatory approval. Interest on the 2016 senior notes is payable annually commencing on September 15, 2017. The 2016 senior notes are ranked as senior unsecured obligations of PartnerRe Ireland Finance DAC. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC under the 2016 senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Subsequent to the issuance of the 2016 senior notes, in October 2016, PartnerRe Ireland Finance DAC entered into two separate loan agreements with the Company and PartnerRe U.S. Corporation with a principal amount of €490 million and $272 million, respectively, and an interest rate of 1.25% and 3.75%, respectively. Any unpaid principal amount is due on September 15, 2026. Interest payments on the loan agreement commence on September 15, 2017 and interest is payable annually.
The proceeds from the 2016 senior notes were used to redeem Series D 6.5% and Series E 7.25% preferred shares (see Note 11 below), to redeem the 2008 senior notes referred to above, and for general corporate purposes.
Capital Efficient Notes (CENts)
In November 2006, PartnerRe Finance II Inc. issued 6.440% Junior Subordinated CENts with a principal amount of $250 million and on March 13, 2009, under the terms of a tender offer, purchased and retired $187 million of this principal amount. As a result, the remaining aggregate principal amount of the CENts, which is not reflected as a liability in the Consolidated Balance Sheet, is $63 million.
Contemporaneously with the issuance of the CENts in November 2006, PartnerRe U.S. Corporation issued a 6.440% Fixed-to-Floating Rate promissory note, with a principal amount of $258 million to PartnerRe Finance II Inc. Under the terms of the promissory note, PartnerRe U.S. Corporation promises to pay to PartnerRe Finance II Inc. any unpaid principal amount on December 1, 2066. In March 2009, under the terms of a cross receipt agreement, $187 million of the principal amount of the promissory note was extinguished. All other terms and conditions of the remaining CENts and promissory note remained unchanged.  As a result, the remaining principal amount of the intercompany promissory note, which is included as a liability in the Consolidated Balance Sheet, is $71 million.
The CENts have been redeemable at the option of the issuer, in whole or in part, since December 1, 2016 and are ranked as junior subordinated unsecured obligations of PartnerRe Finance II Inc. The Company has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc. under the CENts. The Company’s obligations under this guarantee are unsecured and rank junior in priority of payments to the Company’s senior notes.
Interest on both the CENts and the promissory note was payable semi-annually through to December 1, 2016 at an annual fixed rate of 6.440% and payable quarterly thereafter until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly. PartnerRe Finance II Inc. may elect to defer one or more interest payments for up to ten years from December 1, 2016.
11. Shareholders’ Equity
Authorized Shares
At December 31, 2016 and 2015, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
Following the completion of the Merger on March 18, 2016, each publicly traded common share issued and outstanding was cancelled and converted into $137.50 in cash per share and a one-time special pre-closing cash dividend of $3.00 per common share was paid. The common shares were delisted from the NYSE and one common share at $1.00 par value was issued to Exor N.V., representing 100% common share ownership of the Company.
On October 27, 2016, Exor N.V. was renamed EXOR Nederland N.V.
On November 24, 2016, the one common share of $1.00 par value was subdivided into 100 million authorized and issued common shares of $0.00000001 par value each.
At December 31, 2016, the issued and outstanding common share capital was $1.00.
Redeemable Preferred Shares
At December 31, 2016 and 2015, the issued and outstanding redeemable preferred shares of the Company, each with a par value of $1.00 per share, and the changes in the preferred shares during the year, were as follows:

	December 31, 2015	Exchanged May 2016	After exchange May 2016	Redeemed November 2016	December 31, 2016
Series D 6.5% cumulative	9,200,000	(6,415,264)	2,784,736	(2,784,736)	—
Series E 7.25% cumulative	14,950,000	(11,753,798)	3,196,202	(3,196,202)	—
Series F 5.875% non-cumulative	10,000,000	(7,320,574)	2,679,426	—	2,679,426
Series G 6.5% cumulative	—	6,415,264	6,415,264	—	6,415,264
Series H 7.25% cumulative	—	11,753,798	11,753,798	—	11,753,798
Series I 5.875% non-cumulative	—	7,320,574	7,320,574	—	7,320,574
	34,150,000	—	34,150,000	(5,980,938)	28,169,062
The deferred issuance costs paid included in additional paid-in capital, comprised of underwriting discounts and commissions, and the aggregate liquidation value of each series of preferred shares outstanding at December 31, 2016 were as follows (in millions of U.S. dollars):

	Series F	Series G	Series H	Series I
Date of issuance	February 2013	May 2016	May 2016	May 2016
Underwriting discounts and commissions (1)	$2.3	$5.4	$9.5	$6.4
Aggregate liquidation value, at $25 per share	$67.0	$160.4	$293.8	$183.0

(1)
Underwriting discounts and commissions for Series F and I represent the original amounts paid to issue Series F shares. Underwriting discounts and commissions for Series G and H represent the original amounts paid to issue Series D and E which were redeemed in November 2016, as described below. These amounts were reallocated as a result of the shares that were exchanged in May 2016 of December 31, 2016 for $nil consideration or cost.

In accordance with the terms of the Merger Agreement, upon effecting the Merger, EXOR S.p.A. paid cash of $1.25 per share for an aggregate payment of approximately $43 million in the aggregate to the preferred shareholders and agreed to launch an exchange offer. On April 1, 2016, the Company launched the exchange offer whereby participating preferred shareholders could exchange any or all existing preferred shares for newly issued preferred shares reflecting, subject to certain exceptions contained in the existing preferred shares, an extended call date of the fifth anniversary from the date of issuance and a restriction on payment of dividends on common shares declared with respect to any fiscal quarter to an amount not exceeding 67% of net income during such fiscal quarter until December 31, 2020. The terms of the newly issued preferred shares would otherwise remain identical in all material respects to the Company’s existing preferred shares, as described below. The exchange offer expired on April 29, 2016 and on May 1, 2016, 6,415,264 Series D, 11,753,798 Series E and 7,320,574 Series F preferred shares were exchanged for an equivalent number of Series G, Series H and Series I preferred shares, respectively. There was no consideration paid and no increase in fair value of the preferred shares as a result of the exchange and, as a result, the exchange was considered a modification of the preferred shares with no gain or loss or deemed dividend arising as a result of the exchange. As a result of the exchange offer, the Company cancelled the Series D, E and F preferred shares tendered in the exchange offer. Non-tendered preferred shares not exchanged and the new Series G, H and I preferred shares remain outstanding and will continue to trade on the NYSE until redeemed.
On November 1, 2016, the Company redeemed the Series D and E preferred shares at $25 per share for an aggregate liquidation value of $150 million. In addition, unpaid preferred dividends accrued to the redemption date totaling $2 million were paid. In connection with the redemption, the Company recognized a loss of $5 million related to the deferred issuance costs paid upon issuance which were included in additional paid-in capital related to the Series D and E preferred shares. There was no additional gain or loss on redemption to recognize as the redemption price and the initial consideration received on the issue of preferred shares were both $25 per share. The loss of $5 million was recognized as a deemed preferred dividend in retained earnings and in determining the net income attributable to the PartnerRe Ltd. common shareholder.
The redemption price of all preferred shares is $25 per share plus accrued and unpaid dividends without interest at any time or in part from time to time on or after the fifth anniversary from the date of issuance.
The Company may redeem the Series F preferred shares at any time or in part from time to time on or after March 1, 2018. The Company may also redeem the Series F preferred shares at any time upon the occurrence of a certain “capital disqualification event” or certain changes in tax law.
The Company may redeem each of the Series G, H and I preferred shares on or after May 1, 2021.
Dividends on the Series F and I preferred shares are non-cumulative and are payable quarterly. Dividends on the Series G and H preferred shares are cumulative from the date of issuance and are payable quarterly in arrears.
In the event of liquidation of the Company, Series F, G, H and I preferred shares rank on parity with each other but rank senior to the common shares. The holders of the Series F, G, H and I preferred shares would receive a distribution of $25 per share, or the aggregate liquidation value. In addition, upon liquidation, non-cumulative Series F and I preferred shares would receive any declared but unpaid dividends while the cumulative Series G and H preferred shares would receive any accrued but unpaid dividends.
12. Noncontrolling Interests
In March 2013, the Company formed, with other third-party investors, Lorenz Re Ltd. (Lorenz Re), a Bermuda domiciled special purpose insurer. Lorenz Re is a segregated accounts company under the laws of Bermuda and distinct segregated accounts are formed and capitalized within Lorenz Re in order to enter into reinsurance agreements with the Company on a fully collateralized basis.
At December 31, 2015, included in the Company’s Consolidated Balance Sheets, were assets of $42 million, primarily consisting of investments and cash, and liabilities of $8 million, primarily consisting of other reinsurance balances payable and non-life reserves. These balances related to the 2013 segregated accounts that were deconsolidated in 2016, as the Company’s investment in Lorenz Re no longer met the U.S. GAAP consolidation criteria.

The reconciliation of the beginning and ending balance of the noncontrolling interests in Lorenz Re for the years ended December 31, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	2016	2015
Balance at January 1	$2,450	$55,501
Net income attributable to noncontrolling interests	—	2,769
Distribution to noncontrolling interests	(2,450)	(55,820)
Balance at December 31	$—	$2,450
13. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and Irish laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. In accordance with the terms of the Merger Agreement, subsequent to preferred share exchange (see Note 11), the payment of dividends on common shares declared with respect to any fiscal quarter are restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. At December 31, 2016, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2016, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes, valuation of bonds at fair value and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and capital requirements, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR). The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. At December 31, 2016, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $758 million.

Since January 1, 2016 PartnerRe Europe is subject to the Solvency II European Directive (Solvency II regulations). The Solvency II regulations relate to the solvency standards applicable to insurers and reinsurers and lays down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II economic balance sheet basis, in excess of the solvency capital requirement (“SCR”). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is May 20, 2017.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited, together with all dividends declared and paid during the preceding twelve months, to the lesser of net investment income for the previous twelve months or 10% of its total statutory capital and surplus. However, as a condition of the acquisition by Exor N.V., PartnerRe U.S. committed that it would not take action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the New York State Department of Financial Services and the Delaware Commissioner of Insurance.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia may be subject to relevant conditions and requirements being met as specified under the Insurance Act (Singapore) its associated regulations and the Companies Act. The filing date for the annual submission is March 31, 2017.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries at, and for the year ended, December 31, 2016 are due to be submitted to the relevant regulatory authorities later in 2017, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities.
The statutory net income of PartnerRe Bermuda and PartnerRe U.S. for the years ended December 31, 2016, 2015 and 2014 was as follows (in millions of U.S. dollars):

	2016	2015	2014
PartnerRe Bermuda	$533	$444	$660
PartnerRe U.S.	72	219	236
The required and actual statutory capital and surplus of PartnerRe Bermuda and PartnerRe U.S. at December 31, 2016 and 2015 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda		PartnerRe U.S.
	2016	2015	2016	2015
Required statutory capital and surplus	$1,518	$1,944	$672	$701
Actual statutory capital and surplus	4,159	3,032	1,464	1,405
At December 31, 2016 and 2015, the Company has Swiss and French branches of PartnerRe Europe that are regulated by the Central Bank of Ireland, as prescribed by the EU Reinsurance Directive.
In addition to the required statutory capital and surplus requirements in the table above, the Company is required to assess its own solvency capital needs both at a Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor, the BMA is tasked with assessing the financial condition of the Group and coordinates the dissemination of information to other relevant competent authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law.
14. Taxation
The Company and its Bermuda domiciled subsidiaries are not subject to Bermuda income or capital gains tax under current Bermuda law. In the event that there is a change in current law such that taxes on income or capital gains are imposed, the Company and its Bermuda domiciled subsidiaries would be exempt from such tax until March 2035 pursuant to the Bermuda Exempted Undertakings Tax Protection Act of 1966.
The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries and branches are subject to tax are Canada, France, Ireland, Singapore, Switzerland and the United States.
Income tax returns are open for examination for the tax years 2012-2016 in Canada, Ireland, Singapore and Switzerland, 2013-2016 in the United States and 2014-2016 in France. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Income tax expense for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	2016	2015	2014
Current income tax expense
U.S.	$2,798	$81,066	$51,615
Non U.S.	26,913	95,720	184,367
Total current income tax expense	$29,711	$176,786	$235,982
Deferred income tax (benefit) expense
U.S.	$10,070	$(59,624)	$20,410
Non U.S.	(127)	(44,125)	(17,636)
Total deferred income tax (benefit) expense	$9,943	$(103,749)	$2,774
Unrecognized tax expense (benefit)
U.S.	$—	$—	$—
Non U.S.	(13,731)	6,627	750
Total unrecognized tax (benefit) expense	$(13,731)	$6,627	$750
Total income tax expense
U.S.	$12,868	$21,442	$72,025
Non U.S.	13,055	58,222	167,481
Total income tax expense	$25,923	$79,664	$239,506
Income before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income before taxes was as follows for the years ended December 31, 2016, 2015 and 2014 (in thousands of U.S. dollars):

	2016	2015	2014
Domestic (Bermuda)	$334,559	$(63,603)	$686,538
Foreign	138,672	250,417	621,081
Income before taxes	$473,231	$186,814	$1,307,619

Reconciliation of effective tax rate (% of income before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	6.9	58.3	15.8
Impact of foreign exchange gains (losses)	2.2	1.1	2.2
Unrecognized tax expense	(2.9)	3.5	0.1
Tax-exempt income and expenses not deductible	(3.2)	(8.0)	(2.2)
Foreign branch tax	0.3	(26.8)	1.4
Valuation allowance	0.3	15.2	(0.6)
Other	1.9	(0.7)	1.6
Actual tax rate	5.5%	42.6%	18.3%

Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2016	2015
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$49,029	$61,712
Foreign tax credit carryforwards	80,390	94,560
Tax loss carryforwards	35,708	28,663
Unearned premiums	25,518	23,319
Other deferred tax assets	24,012	49,545
	214,657	257,799
Valuation allowance	(91,819)	(94,176)
Deferred tax assets	122,838	163,623
Deferred tax liabilities
Deferred acquisition costs	50,313	48,759
Goodwill and other intangibles	79,606	85,185
Equalization reserves	39,812	55,715
Unrealized appreciation and timing differences on investments	5,946	23,240
Unrealized appreciation and timing differences on foreign exchange revaluations	49,645	32,592
Other deferred tax liabilities	5,600	22,123
Deferred tax liabilities	230,922	267,614
Net deferred tax liabilities	$(108,084)	$(103,991)
The components of net tax assets and liabilities at December 31, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2016	2015
Net tax assets	$194,170	$102,596
Net tax liabilities	(166,113)	(218,652)
Net tax assets (liabilities)	$28,057	$(116,056)

	2016	2015
Net current tax assets	$145,831	$11,773
Net deferred tax liabilities	(108,084)	(103,991)
Net unrecognized tax benefit	(9,690)	(23,838)
Net tax assets (liabilities)	$28,057	$(116,056)
Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2016 related to a foreign tax credit carryforward of $80 million and other deferred foreign tax of $7 million in Ireland and to tax loss carryforwards of $4 million in Canada, and $1 million in the United States. The valuation allowance recorded at December 31, 2015 related to a foreign tax credit carryforward of $89 million in Ireland and to tax loss carryforwards of $4 million in Canada, and $1 million in the United States.
At December 31, 2016, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $20 million in Singapore, $5 million in France, $1 million in Ireland, and $1 million in Hong Kong, which can be carried forward for an unlimited period of time, and $2 million in Canada, which can be carried forward for 20 years. At December 31, 2015, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $19 million in Singapore, which can be carried forward for an unlimited period of time, $3 million in Ireland, which can be carried forward for an unlimited period of time, and $0.3 million in the United States, which can be carried forward for 20 years, and foreign tax credit carryforwards of $5 million in Ireland, which can be carried forward for an unlimited period of time.
The total amount of unrecognized tax benefits for the years ended December 31, 2016, 2015 and 2014 was as follows (in thousands of U.S. dollars):

	January 1, 2016	Changes in tax positions taken during a prior period	Tax positions taken during the current period	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2016
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$22,255	$(13,728)	$688	$(112)	$(381)	$8,722
Interest and penalties recognized on the above	1,583	(573)	5	(11)	(36)	968
Total unrecognized tax benefits, including interest and penalties	$23,838	$(14,301)	$693	$(123)	$(417)	$9,690

	January 1, 2015	Changes in tax positions taken during a prior period	Tax positions taken during the current period	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2015
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$18,266	$29	$8,683	$(3,039)	$(1,684)	$22,255
Interest and penalties recognized on the above	566	716	261	(24)	64	1,583
Total unrecognized tax benefits, including interest and penalties	$18,832	$745	$8,944	$(3,063)	$(1,620)	$23,838

	January 1, 2014	Changes in tax positions taken during a prior period	Tax positions taken during the current period	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2014
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$19,353	$1,338	$5,142	$(5,197)	$(2,370)	$18,266
Interest and penalties recognized on the above	1,215	259	—	(792)	(116)	566
Total unrecognized tax benefits, including interest and penalties	$20,568	$1,597	$5,142	$(5,989)	$(2,486)	$18,832
For the years ended December 31, 2016, 2015 and 2014, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as income tax expense in its Consolidated Statements of Operations.
At December 31, 2016, the unrecognized tax benefit which is reasonably possible to change within twelve months is $2 million primarily relating to the expected expiration of the statute of limitations on certain tax positions.
15. Share-Based Awards
In accordance with the Company’s share-based award plans and the Merger Agreement, all of the Company’s share-based awards fully vested and were converted into $137.50 in cash per share plus a special dividend of $3.00 per common share upon the change in control of the Company on March 18, 2016. As a result, the total unrecognized share-based compensation expense related to unvested awards was expensed and no share-based awards remain outstanding at December 31, 2016.
For the years ended December 31, 2016, 2015 and 2014, the Company’s share-based compensation expense was $36 million, $42 million and $34 million, respectively, with a tax benefit of $40 million, $7 million and $7 million, respectively. The tax benefit in 2016 resulted from the accelerated vesting and exercise of all outstanding share-based awards upon the change in control which resulted in tax deductions.
The Company’s share-based compensation expense for 2016 primarily related to the vesting of the share-based awards upon the change in control.

Share Options
The activity related to the Company’s share options for the year ended December 31, 2016 was as follows:

Options
Outstanding at January 1, 2016	267,918
Exercised prior to March 18, 2016	(15,997)
Settled in cash by the Company upon change in control	(251,921)
Outstanding at December 31, 2016	—
The activity related to share options exercised for the years ended December 31, 2016, 2015 and 2014 was as follows:

	2016	2015	2014
Options exercised	15,997	142,429	225,329
Total intrinsic value of options exercised (in millions of U.S. dollars)	$1.1	$8.5	$8.7
Proceeds from option exercises (in millions of U.S. dollars)	$1.2	$9.8	$14.7
Restricted Share Units (RSUs) and Performance Share Units (PSUs)
The activity related to the Company’s RSUs and PSUs for the year ended December 31, 2016 was as follows:

RSUs and PSUs
Outstanding at January 1, 2016	861,608
Performance based adjustment	76,889
Vested prior to March 18, 2016	(270,986)
Converted to common shares and settled in cash by Exor upon change in control	(667,511)
Outstanding at December 31, 2016	—
Pursuant to the terms of the Merger Agreement, upon acquisition of the Company’s common shares, Exor N.V. funded the settlement of the Company’s RSUs and PSUs. As a result, at December 31, 2016, no RSUs or PSUs remained outstanding.
During the years ended December 31, 2015 and 2014, the Company issued 264,018 RSUs and PSUs and 333,358 RSUs and PSUs with a weighted average grant date fair value of $119.06 and $98.86, respectively. The Company valued RSUs and PSUs issued under all plans at the fair value of its common shares at the date of grant date.
The RSUs and PSUs that vested during the year ended December 31, 2016, 2015 and 2014 had a fair value of $95 million, $22 million and $21 million, respectively.
Share-Settled Share Appreciation Rights (SSARs)
The activity related to the Company’s SSARs for the year ended December 31, 2016 was as follows:

SSARs
Outstanding at January 1, 2016	991,724
Exercised prior to March 18, 2016	(12,294)
Settled in cash by the Company upon change in control	(979,430)
Outstanding at December 31, 2016	—
Pursuant to the terms of the Merger Agreement, the Company funded the settlement of the share options and SSARs of $75 million, which was recorded as a reduction in additional paid-in capital during the year ended December 31, 2016. As a result, at December 31, 2016, no share options or SSARs remained outstanding.
During the years ended December 31, 2015 and 2014, the Company issued 72,918 SSARs and 153,797 SSARs with a weighted average grant date fair value of $17.03 and $14.62, respectively.

The Company valued SSARs issued with a Black-Scholes valuation model and used the following assumptions for the years ended December 31, 2015 and 2014:

	2015	2014
Expected life	6 years	6 years
Expected volatility	17.7%	18.1%
Risk-free interest rate	1.9%	1.9%
Dividend yield	2.2%	2.2%
Expected volatility was based on the historical volatility of the Company’s common shares over a period equivalent to the expected life of the Company’s SSARs. The risk-free interest rate was based on the market yield of U.S. treasury securities with maturities equivalent to the expected life of the Company’s SSARs. The dividend yield was based on the average dividend yield of the Company’s shares over the expected life of the Company’s SSARs.
Warrants
At December 31, 2015, 557 warrants were outstanding and fully vested. During the year ended December 31, 2016, 371 warrants were exercised and the remaining 186 warrants were settled in cash by the Company upon the change in control. As a result, at December 31, 2016, no warrants were outstanding.
16. Retirement Benefit Arrangements
For employee retirement benefits, the Company maintains certain defined contributions plans and other active and frozen defined benefit plans. The majority of the defined benefit obligation at December 31, 2016 relates to the active defined benefit plan for the Company’s Zurich office employees (the Zurich Plan).
Defined Contribution Plans
Contributions are made by the Company, and in some locations, these contributions are supplemented by the local plan participants. Contributions are based on a percentage of the participant’s base salary depending upon competitive local market practice and vesting provisions meeting legal compliance standards and market trends. The accumulated benefits for the majority of these plans vest immediately or over a four-year period. As required by law, certain retirement plans also provide for death and disability benefits and lump sum indemnities to employees upon retirement.
The Company incurred expenses for these defined contribution arrangements of $13 million, $13 million and $16 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Active Defined Benefit Plan
The Company maintains the Zurich Plan, which is classified as a hybrid plan and accounted for as a defined benefit plan under U.S. GAAP. At December 31, 2016 and 2015, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2016	2015
Funded status
Unfunded pension obligation at beginning of year	$50,405	$41,365
Change in pension obligation
Service cost	6,906	6,945
Interest cost	1,501	1,682
Plan participants’ contributions	2,704	2,504
Actuarial loss	8,467	7,550
Plan amendments	85	—
Benefits paid	1,756	(1,730)
Foreign currency adjustments	(5,965)	(465)
Change in pension obligation	15,454	16,486
Change in fair value of plan assets
Actual return on plan assets	2,011	1,594
Employer contributions	5,319	5,337
Plan participants’ contributions	2,704	2,504
Benefits paid	1,756	(1,730)
Foreign currency adjustments	(3,872)	(259)
Change in fair value of plan assets	7,918	7,446
Funded status
Unfunded pension obligation at end of year	$57,941	$50,405
Additional information:
Projected benefit obligation at end of year	$166,569	$151,115
Accumulated pension obligation at end of year	156,803	141,716
Fair value of plan assets at end of year	108,628	100,710
At December 31, 2016 and 2015, the funded status was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The total amounts recognized in Accumulated other comprehensive loss at December 31, 2016 and 2015 were $32 million (net of $9 million of taxes) and $29 million (net of $8 million of taxes), respectively.
The net periodic benefit cost for the years ended December 31, 2016, 2015 and 2014 was $10 million, $10 million and $7 million, respectively.
The investment strategy of the Zurich Plan’s Pension Committee is to achieve a consistent long-term return, which will provide sufficient funding for future pension obligations while limiting risk. The expected long-term rate of return on plan assets is based on the expected asset allocation and assumptions concerning long-term interest rates, inflation rates and risk premiums for equities above the risk-free rates of return. These assumptions take into consideration historical long-term rates of return for the relevant asset categories. The investment strategy is reviewed regularly.
The fair value of the Zurich Plan’s assets at December 31, 2016 and 2015 were insured funds and cash (Level 2) of $109 million and $101 million, respectively. The insured funds comprise the accumulated pension plan contributions and investment returns thereon, which are held in an insurance arrangement that provides at least a guaranteed minimum investment return. The insured funds are held by a collective foundation of AXA Life Ltd. and are guaranteed under the insurance arrangement.

The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2016, 2015 and 2014 were as follows:

	2016		2015		2014
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	0.75%	1.00%	1.00%	1.25%	1.25%	2.25%
Expected return on plan assets	—	1.00%	—	1.25%	—	2.25%
Rate of compensation increase	2.00%	2.25%	2.25%	2.25%	2.25%	2.50%
At December 31, 2016, estimated employer contributions to be paid in 2017 related to the Zurich Plan were $5 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2017	$4,365
2018	4,279
2019	4,244
2020	4,403
2021	5,376
2022 to 2026	32,860
The Company does not believe that any of the Zurich Plan’s assets will be returned to the Company during 2017.
17. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and other highly rated non-U.S. sovereign governments’ securities. At December 31, 2016 and 2015, other than the U.S. government, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity attributable to PartnerRe. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
The Company’s investment strategy allows for the use of derivative instruments, subject to strict limitations. Derivative instruments may be used to replicate investment positions and for the purpose of managing overall currency risk, market exposures and portfolio duration, for hedging certain investments, or for enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The Company is exposed to credit risk in the event of non-performance by the counterparties to the Company’s derivative contracts. However, the Company diversifies the counterparties to its derivative contracts to reduce credit risk, and because the counterparties to these contracts are high credit quality international banks, the Company does not anticipate non-performance. These contracts are generally of short duration and settle on a net basis. The difference between the contract amounts and the related market value represents the Company’s maximum credit exposure.
Underwriting operations
The Company is also exposed to credit risk in its underwriting operations, most notably in the credit/surety line. Loss experience in these lines of business is cyclical and is affected by the state of the general economic environment. The Company provides its clients in these lines of business with reinsurance protection against credit deterioration, defaults or other types of financial non-performance of or by the underlying credits that are the subject of the reinsurance provided and, accordingly, the Company is exposed to the credit risk of those credits. The Company mitigates the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection and the purchase of credit default, total return and interest rate swaps.

The Company has exposure to credit risk as it relates to its business written through brokers, if any of the Company’s brokers is unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms.
The Company has exposure to credit risk related to reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses. The credit risk exposure related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process, monitoring of aged receivable balances and the contractual right to offset premiums receivable or funds held balances against non-life reserves. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. At December 31, 2016 and 2015, the Company recorded a provision for uncollectible premiums receivable of $5 million and $8 million, respectively. See also Note 9 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
The Company is also subject to the credit risk of its cedants in the event of insolvency or the cedant’s failure to honor the value of funds held balances for any other reason. The funds held–directly managed account is with one cedant and is supported by an underlying portfolio of investments, which are managed by the Company (see Note 5). However, the Company’s credit risk in some jurisdictions is mitigated by a mandatory right of offset of amounts payable by the Company to a cedant against amounts due to the Company. In certain other jurisdictions the Company is able to mitigate this risk, depending on the nature of the funds held arrangements, to the extent that the Company has the contractual ability to offset any shortfall in the payment of the funds held balances with amounts owed by the Company to cedants for losses payable and other amounts contractually due.
(b) Lease Arrangements
The Company leases office space under operating leases expiring in various years through 2022. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments, exclusive of escalation clauses, on noncancelable leases and future sub-lease rental income on noncancelable leases at December 31, 2016 (in thousands of U.S. dollars):

Year	Amount
2017	$23,887
2018	12,580
2019	5,517
2020	984
2021	907
2022	493
Total future minimum rental payments	$44,368

Total future sub-lease rental income through 2019	$4,751
Rent expense for the years ended December 31, 2016, 2015 and 2014 was $25 million, $23 million and $34 million, respectively, excluding any reorganization charges related to real estate.
(c) Employment Agreements
The Company has entered into employment agreements with its executive officers. These agreements provide for annual compensation in the form of salary, benefits, annual incentive payments, the reimbursement of certain expenses, retention incentive payments, and certain severance and change in control provisions.
The Company incurred a pre-tax charge of approximately $34 million in 2016 related to certain executive changes.
(e) Other Agreements
The Company has entered into service agreements and lease contracts that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $13 million through 2019.
The Company has entered into strategic investments with unfunded capital commitments. In the next five years, the Company expects to fund capital commitments totaling $215 million with $85 million, $68 million, $38 million and $24 million to be paid during 2017, 2018, 2019 and 2020, respectively, with no further commitments for 2021 as of December 31, 2016.
The Company has committed to a 10 year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 29, 2020. At December 31, 2016 and 2015, the Company’s participation in the facility was

$62 million and $81 million, respectively. At December 31, 2016, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
(f) Legal Proceedings
Litigation
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance treaties. This category of business litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity. While the outcome of business litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
At December 31, 2016, the Company was not a party to any litigation or arbitration that it believes could have a material effect on the financial condition, results of operations or liquidity of the Company.
18. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2016, the total amount of such credit facilities available to the Company was approximately $664 million, with each of the significant facilities described below. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured and secured basis in the amount of $135 million and $379 million, respectively, at December 31, 2016, in respect of reported loss and unearned premium reserves.
The Company maintains a $300 million combined credit facility, with the first $100 million being unsecured and any utilization above the initial $100 million being secured. This credit facility matures each year on November 14, unless canceled by either counterparty, this credit facility automatically extends for a further year.
In addition, the Company maintains committed secured letter of credit facilities. These facilities are used for the issuance of letters of credit, which must be fully secured with cash and/or government bonds and/or investment grade bonds. The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured, and disallow the issuance of any new letters of credit. Included in the Company’s secured credit facilities at December 31, 2016 is a $200 million secured credit facility, which matures on December 31, 2019, and a $80 million secured credit facility, which matures on December 31, 2017. At December 31, 2016, no conditions of default existed under these facilities.

19. Agreements with Related Parties
The Company was party to agreements with certain entities on an arm’s-length basis as follows:
Lorenz Re
In the normal course of its underwriting activities, the Company entered into reinsurance and underwriting agreements with Lorenz Re, a special purpose insurer segregated accounts company organized under the laws of Bermuda. Distinct segregated accounts are formed and capitalized within Lorenz Re on a fully collateralized basis. All transactions entered into with Lorenz Re were completed on market terms.
EXOR Nederland N.V. and Affiliates
Effective April 1, 2016, the Company entered into a Services Agreement with EXOR Nederland N.V., whereby EXOR Nederland N.V. (or its affiliates) provides certain advisory services to the Company for a fixed annual fee of €300 thousand.
After the closing of the acquisition by Exor N.V. in March 2016, the Company declared and paid to EXOR Nederland N.V. (previously Exor N.V.) common share dividends totaling $250 million.
Almacantar Group S.A.
On March 24, 2016, the Company agreed to purchase from Exor S.A. a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group S.A. (Almacantar), as well as certain financial investments, mainly third-party equity funds, based upon the net asset value of these investments. In the second quarter of 2016, the Company paid total cash consideration of approximately $741 million for these investments, $539 million of which was for Almacantar. These transactions between related parties were entered into at arms-length. At December 31, 2016 the total carrying value of these investments of $668 million were comprised of $436 million equity method valuation of Almacantar and $232 million fair value included within Other invested assets in the Consolidated Balance Sheet.

Other Agreements
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company. All transactions entered into as part of the investment portfolio were completed on market terms.
20. Segment Information
Effective July 1, 2016, the Company’s business units have been consolidated into three worldwide business segments: Property and Casualty (P&C), Specialty and Life and Health. As a result, the Company monitors the performance of its operations in these three segments. The business in the P&C and Specialty segments is collectively referred to as Non-life business. P&C, Specialty and Life and Health each separately represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management.
The P&C segment provides holistic access to property and casualty risks, including property catastrophe and facultative through five regions: North America; Europe; Asia; Latin America; and Middle East, Africa and Russia. The Specialty segment is a centralized specialty unit offering specialty lines treaty and facultative solutions. The Life and Health segment operates as a worldwide specialist unit, taking an integrated approach to client needs.
Management measures results for the P&C and Specialty segments on the basis of the loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio (all defined below). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes revenues from net premiums earned, other income or loss and allocated net investment income for Life and Health, and expenses from life policy benefits, acquisition costs and other expenses.
The segment results for the years ended December 31, 2016, 2015 and 2014 are presented below (in millions of U.S. dollars, except ratios). The results for the years ended December 31, 2015 and 2014 have been recast to conform to the current segment presentation.

Segment Information
For the year ended December 31, 2016

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,269	$1,920	$4,189	$1,168	$—	$5,357
Net premiums written	$2,061	$1,776	$3,837	$1,117	$—	$4,954
Decrease (increase) in unearned premiums	25	(9)	16	—	—	16
Net premiums earned	$2,086	$1,767	$3,853	$1,117	$—	$4,970
Losses and loss expenses	(1,248)	(1,073)	(2,321)	(927)	—	(3,248)
Acquisition costs	(556)	(500)	(1,056)	(131)	—	(1,187)
Technical result	$282	$194	$476	$59	$—	$535
Other income			2	10	3	15
Other expenses			(229)	(66)	(177)	(472)
Underwriting result			$249	$3	n/a	$78
Net investment income				58	353	411
Allocated underwriting result (1)				$61	n/a	n/a
Net realized and unrealized investment gains					26	26
Interest expense					(49)	(49)
Loss on redemption of senior notes					(22)	(22)
Amortization of intangible assets					(26)	(26)
Net foreign exchange gains					78	78
Income tax expense					(26)	(26)
Interest in losses of equity method investments					(23)	(23)
Net income					n/a	$447
Loss ratio (2)	59.8%	60.8%	60.3%
Acquisition ratio (3)	26.7	28.3	27.4
Technical ratio (4)	86.5%	89.1%	87.7%
Other expense ratio (5)			5.9
Combined ratio (6)			93.6%

(1)	Allocated underwriting result is defined as net premiums earned, other income or loss and allocated net investment income less life policy benefits, acquisition costs and other expenses.

(2)	Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.

(3)	Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.

(4)	Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.

(5)	Other expense ratio is obtained by dividing other expenses by net premiums earned.

(6)	Combined ratio is defined as the sum of the technical ratio and the other expense ratio.
n/a: Not applicable

Segment Information
For the year ended December 31, 2015

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,371	$1,906	$4,277	$1,271	$—	$5,548
Net premiums written	$2,236	$1,786	$4,022	$1,208	$—	$5,230
Decrease in unearned premiums	4	34	38	1	—	39
Net premiums earned	$2,240	$1,820	$4,060	$1,209	$—	$5,269
Losses and loss expenses	(1,129)	(1,064)	(2,193)	(964)	—	(3,157)
Acquisition costs	(570)	(494)	(1,064)	(153)	—	(1,217)
Technical result	$541	$262	$803	$92	$—	$895
Other income			—	6	3	9
Other expenses			(219)	(63)	(509)	(791)
Underwriting result			$584	$35	n/a	$113
Net investment income				59	391	450
Allocated underwriting result				$94	n/a	n/a
Net realized and unrealized investment losses					(297)	(297)
Interest expense					(49)	(49)
Amortization of intangible assets					(27)	(27)
Net foreign exchange losses					(9)	(9)
Income tax expense					(80)	(80)
Interest in earnings of equity method investments					6	6
Net income					n/a	$107
Loss ratio	50.4%	58.5%	54.0%
Acquisition ratio	25.4	27.1	26.2
Technical ratio	75.8%	85.6%	80.2%
Other expense ratio			5.4
Combined ratio			85.6%

Segment Information
For the year ended December 31, 2014

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,539	$2,128	$4,667	$1,265	$—	$5,932
Net premiums written	$2,467	$2,033	$4,500	$1,220	$—	$5,720
(Increase) decrease in unearned premiums	(66)	(47)	$(113)	2	—	$(111)
Net premiums earned	$2,401	$1,986	$4,387	$1,222	$—	$5,609
Losses and loss expenses	(1,136)	(1,327)	(2,463)	(1,000)	—	(3,463)
Acquisition costs	(599)	(466)	(1,065)	(149)	—	(1,214)
Technical result	$666	$193	$859	$73	$—	$932
Other income			3	8	5	16
Other expenses			(252)	(68)	(130)	(450)
Underwriting result			$610	$13	n/a	$498
Net investment income				60	420	480
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					372	372
Interest expense					(49)	(49)
Amortization of intangible assets					(27)	(27)
Net foreign exchange gains					18	18
Income tax expense					(239)	(239)
Interest in earnings of equity method investments					15	15
Net income					n/a	$1,068
Loss ratio	47.3%	66.8%	56.1%
Acquisition ratio	24.9	23.5	24.3
Technical ratio	72.2%	90.3%	80.4%
Other expense ratio			5.8
Combined ratio			86.2%

     The following table provides the geographic distribution of gross premiums written based on the location of the underlying risk for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Asia, Australia and New Zealand	12%	12%	11%
Europe	36	37	40
Latin America, Caribbean and Africa	8	10	10
North America	44	41	39
Total	100%	100%	100%
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 4%, 3% and 4% of total gross premiums written during the years ended December 31, 2016, 2015 and 2014, respectively.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2016, 2015 and 2014. The brokers accounted for 22%, 19% and 20% and 22%, 22% and 20% of gross premiums written for the years ended December 31, 2016, 2015 and 2014, respectively.

The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
P&C	57%	54%	53%
Specialty	46	42	40
Life and Health	16	16	12
21. Other Expenses
On January 25, 2015, the Company entered into an Agreement and Plan of Amalgamation (Amalgamation Agreement) with Axis Capital Holdings Limited (AXIS). In connection with the execution of the Merger Agreement with Exor N.V. and EXOR S.p.A, the Company and AXIS terminated the Amalgamation Agreement and the Company paid AXIS a termination fee and reimbursement of expenses of $315 million (AXIS Amalgamation Agreement Termination Fee) which is included within Other expenses in 2015.
In 2015, pursuant to an earn-out agreement, PartnerRe U.S. Corporation paid to the former shareholders of Presidio Reinsurance Group, Inc. $29 million, of which $25 million and $4 million was expensed in 2015 and 2014, respectively.
In accordance with Company’s share-based award plans and the Merger Agreement, all of the Company’s share-based awards fully vested and were settled in cash upon the change in control of the Company on March 18, 2016 (see Note 15). As a result, the Company recorded $38 million in Other expenses during the year ended December 31, 2016.
During the years ended December 31, 2016 and 2015, the Company recorded $90 million and $71 million, respectively, of other transaction and severance related costs within Other expenses. These costs for the year ended December 31, 2016 were comprised of $45 million in transaction costs and $45 million in severance expenses associated with the restructuring of the Company’s business units, certain changes to the Company’s investment operations and executive changes.
22. Subsequent Events

On February 28 and March 31, 2017 PartnerRe subscribed $50 million and $100 million, respectively, to funds managed by an entity within the Exor Group which invests in publicly listed equities. The funds are registered in Luxembourg and regulated by the Commission de Surveillance du Secteur Financier, or CSSF.

On April 3, 2017, after receiving all necessary regulatory approvals, PartnerRe completed the acquisition of 100% of the outstanding ordinary shares of Aurigen Capital Limited, a North American life reinsurance company for CAD 375 million (or approximately $286 million).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of PartnerRe Ltd.
We have audited the accompanying consolidated balance sheet of PartnerRe Ltd. and subsidiaries (the Company) as of December 31, 2016, and the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PartnerRe Ltd. and subsidiaries at December 31, 2016, and the consolidated results of their operations and their cash flows for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.
We also have audited the adjustments to retrospectively reflect the change in the composition of reportable segments as described in Note 20. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2015 and 2014 consolidated financial statements of PartnerRe Ltd. and subsidiaries other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 and 2014 consolidated financial statements taken as a whole.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), PartnerRe Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 5, 2017 expressed an unqualified opinion thereon.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.
Hamilton, Bermuda
April 5, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PartnerRe Ltd.
We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements, the consolidated balance sheet of PartnerRe Ltd. and subsidiaries (the “Company”) as of December 31, 2015, and the related consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the two years ended December 31, 2015 and 2014 (the 2015 and 2014 consolidated financial statements before the effects of the adjustments discussed in Note 20 to the consolidated financial statements are not presented herein). Our audits also included the financial statement schedules included in the Company’s Form 10-K as of, and for the year ended December 31, 2015. These consolidated financial statements and financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such 2015 and 2014 consolidated financial statements, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements, present fairly, in all material respects, the financial position of PartnerRe Ltd. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for each of the two years ended December 31, 2015 and December 31, 2014, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules as of and for the year ended December 31, 2015, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements and, accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

/S/ DELOITTE LTD.
Deloitte Ltd.
Hamilton, Bermuda
February 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of PartnerRe Ltd.
We have audited the consolidated financial statements of PartnerRe Ltd. and subsidiaries (the Company) as of and for the year ended December 31, 2016, and have issued our report thereon dated April 5, 2017 (included elsewhere in this Annual Report on Form 20-F). Our audit also included the financial statement schedules listed in Item 18 of this Annual Report on Form 20-F for the year ended December 31, 2016. These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.
In our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
April 5, 2017

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2016
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1) (2)	Fair Value (2)	Amount at which shown in the balance sheet (2)
Fixed maturities
U.S. government and government sponsored enterprises	$3,571,242	$3,541,433	$3,541,433
U.S. states, territories and municipalities	670,028	684,555	$684,555
Non-U.S. sovereign government, supranational and government related	1,089,125	1,136,034	$1,136,034
Corporate	5,674,817	5,705,522	$5,705,522
Asset-backed securities	125,159	124,060	$124,060
Residential mortgage-backed securities	2,256,186	2,240,897	$2,240,897
Fixed maturities	13,386,557	13,432,501	13,432,501
Equities
Banks, trust and insurance companies	19,137	28,667	28,667
Industrial, miscellaneous and all other	9,239	9,959	9,959
Equities	28,376	38,626	38,626
Short-term investments	21,697	21,697	21,697
Other invested assets (3)		443,629	443,629
Total		$13,936,453	$13,936,453

(1)	Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.

(2)
Excludes the investment portfolio underlying the funds held–directly managed account. While the net investment income and net realized and unrealized gains and losses inure to the benefit of the Company, the Company does not legally own the investments.

(3)	Other invested assets excludes the Company’s investments accounted for using the cost method of accounting and the equity method of accounting of $632 million.

SCHEDULE II
PartnerRe Ltd.
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2016	December 31, 2015
Assets
Fixed maturities, at fair value (amortized cost: 2016, $78,104; 2015, $254,486)	$77,170	$252,538
Cash and cash equivalents	23,150	94,835
Investments in subsidiaries	8,558,696	8,187,691
Intercompany loans and balances receivable	700,965	605,697
Other	4,394	2,955
Total assets	$9,364,375	$9,143,716

Liabilities
Intercompany loans and balances payable (1)	$2,652,060	$2,211,106
Accounts payable, accrued expenses and other	24,403	32,109
Total liabilities	2,676,463	2,243,215

Shareholders’ Equity
Common shares (par value $1.00; issued: 2016, 1 share and 2015, 87,237,220 shares)	—	87,237
Preferred shares (par value $1.00; issued and outstanding: 2016, 28,169,062 shares; 2015, 34,150,000 shares; aggregate liquidation value: 2016, $704,227; 2015, $853,750)	28,169	34,150
Additional paid-in capital	2,396,530	3,982,147
Accumulated other comprehensive loss	(74,569)	(83,283)
Retained earnings	4,337,782	6,146,802
Common shares held in treasury, at cost (2015, 39,303,068 shares)	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe Ltd.	6,687,912	6,900,501
Total liabilities and shareholders’ equity attributable to PartnerRe Ltd.	$9,364,375	$9,143,716

(1)
The parent has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc., an indirect 100% owned finance subsidiary of the parent, related to the remaining $63 million aggregate principal amount of 6.440% Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes (CENts). The parent’s obligations under this guarantee are unsecured and rank junior in priority of payments to the parent’s senior notes.

The parent has fully and unconditionally guaranteed all obligations of PartnerRe Finance A and PartnerRe Finance B, indirect 100% owned finance subsidiaries of the parent, and PartnerRe Finance Ireland DAC, direct 100% owned subsidiary of the parent, related to the issuance of $250 million aggregate principal amount of 6.875% senior notes (redeemed in November 2016), $500 million aggregate principal amount of 5.500% senior notes and €750 million aggregate principal amount of 1.250% senior notes, respectively. The parent’s obligations under these guarantees are senior and unsecured and rank equally with all other senior unsecured indebtedness of the parent.

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Operations and Comprehensive Income—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Revenues
Net investment income	$2,690	$3,516	$—
Interest income on intercompany loans	12,109	12,295	14,669
Net realized and unrealized investment gains (losses)	2,993	(1,104)	—
Other income	2,483	—	—
Total revenues	20,275	14,707	14,669
Expenses
Other expenses	116,758	435,404	58,076
Interest expense on intercompany loans	7,016	6,243	1,696
Net foreign exchange gains	(10,788)	(3,199)	(3,192)
Total expenses	112,986	438,448	56,580
Loss before equity in net income of subsidiaries	(92,711)	(423,741)	(41,911)
Equity in net income of subsidiaries	540,019	528,122	1,096,885
Net income attributable to PartnerRe Ltd.	447,308	104,381	1,054,974
Preferred dividends	55,043	56,735	56,735
Loss on redemption of preferred shares	4,908	—	—
Net income attributable to PartnerRe Ltd. common shareholders	$387,357	$47,646	$998,239
Comprehensive income
Net income attributable to PartnerRe Ltd.	$447,308	$104,381	$1,054,974
Total other comprehensive income (loss), net of tax	8,714	(49,200)	(21,845)
Comprehensive income attributable to PartnerRe Ltd.	$456,022	$55,181	$1,033,129

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended December 31, 2016	For the year ended December 31, 2015	For the year ended December 31, 2014
Cash flows from operating activities
Net income attributable to PartnerRe Ltd.	$447,308	$104,381	$1,054,974
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net income of subsidiaries	(540,019)	(528,122)	(1,096,885)
Other, net	11,205	32,725	33,598
Net cash used in operating activities	(81,506)	(391,016)	(8,313)
Cash flows from investing activities
Advances to/from subsidiaries, net	(167,254)	97,532	(12,635)
Net issue of intercompany loans receivable and payable	542,193	5,955	2,500
Sales and redemptions of fixed maturities	99,888	16,818	—
Purchases of fixed maturities	(7,839)	(25,758)	—
Dividends received from subsidiaries	—	418,789	—
Other, net	(2,408)	13,292	60
Net cash provided by (used in) investing activities	464,580	526,628	(10,075)
Cash flows from financing activities
Cash dividends paid to common and preferred shareholders (1)	(240,725)	(47,582)	—
Reissuance of treasury shares and issuance of common shares, net of taxes paid	—	7,996	16,785
Redemption of preferred shares	(149,523)	—	—
Reissuance of treasury shares, net of taxes	10,965	—	—
Settlement of share-based awards upon change in control	(75,531)	—	—
Net cash (used in) provided by financing activities	(454,814)	(39,586)	16,785
Effect of foreign exchange rate changes on cash	55	(1,562)	688
Increase (decrease) in cash and cash equivalents	(71,685)	94,464	(915)
Cash and cash equivalents—beginning of year	94,835	371	1,286
Cash and cash equivalents—end of year	$23,150	$94,835	$371

(1)
During the years ended December 31, 2016, 2015 and 2014, dividends paid to common and preferred shareholders of $251 million, $143 million and $191 million, respectively and the repurchase of common shares of nil, $71 million and $547 million, respectively, were paid by a subsidiary on behalf of the parent and have been excluded from the Condensed Statements of Cash Flows—Parent Company Only.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Gross Reserves	Unearned Premiums	Other Benefits Payable	Premium Revenue	Net Investment Income(1)	Losses Incurred	Amortization of DAC	Other Expenses(2) (3)	Premiums Written
2016
Non-life	$439,195	$8,985,434	$1,608,880	$—	$3,852,336	$ N/A	$2,320,820	$1,055,638	$228,806	$3,836,654
Life and Health	158,044	—	14,916	1,984,096	1,117,260	57,664	927,271	130,964	66,003	318,052
Corporate and Other	—	—	—	—	—	353,200	—	—	177,096	—
Total	$597,239	$8,985,434	$1,623,796	$1,984,096	$4,969,596	$410,864	$3,248,091	$1,186,602	$471,905	$4,154,706

2015
Non-life	$449,216	$9,064,711	$1,629,537	$—	$4,059,665	$ N/A	$2,193,449	$1,063,693	$218,319	$4,022,067
Life and Health	180,156	—	15,220	2,051,935	1,209,513	58,537	964,421	153,318	63,451	321,278
Corporate and Other	—	—	—	—	—	391,247	(450)	(8)	508,953	—
Total	$629,372	$9,064,711	$1,644,757	$2,051,935	$5,269,178	$449,784	$3,157,420	$1,217,003	$790,723	$4,343,345

2014
Non-life	$463,958	$9,745,806	$1,731,212	$—	$4,387,406	$ N/A	$2,462,568	$1,065,117	$252,322	$4,500,214
Life and Health	197,228	—	19,395	2,050,107	1,221,751	60,369	1,000,202	148,689	67,811	265,693
Corporate and Other	—	—	—	—	38	419,327	—	16	129,555	—
Total	$661,186	$9,745,806	$1,750,607	$2,050,107	$5,609,195	$479,696	$3,462,770	$1,213,822	$449,688	$4,765,907

(1)
Because the Company does not manage its assets by segment, net investment income is not allocated to the Non-life business of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company’s Life products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment.

(2)
Other expenses are a component of underwriting result for the Non-life business and Life and Health segment. Other expenses included in Corporate and Other represent corporate expenses and other expenses related to the Company’s principal finance transactions, insurance-linked securities and strategic investments.

(3)
Other expenses for the year ended December 31, 2016 include transaction costs related to acquisition by Exor N.V. and severance expenses associated with the restructuring of the Company’s business units, certain changes to the Company’s investment operations and executive changes.

(4)	Other expenses for the year ended December 31, 2015 include the AXIS Amalgamation Termination Fee and transaction costs related to the Amalgamation Agreement with AXIS and Merger Agreement with EXOR.

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2016
Life reinsurance in force	$—	$1,930,291	$167,198,163	$165,267,872	101%
Premiums earned
Life	—	4,695	778,754	774,059	101%
Accident and health	89,623	46,568	300,145	343,200	87%
Property and casualty	161,869	322,972	4,013,440	3,852,337	104%
Total premiums	$251,492	$374,235	$5,092,339	$4,969,596	102%

2015
Life reinsurance in force	$—	$2,189,254	$180,825,066	$178,635,812	101%
Premiums earned
Life	—	4,802	873,854	869,052	101%
Accident and health	89,535	57,978	308,904	340,461	91%
Property and casualty	163,042	238,363	4,134,986	4,059,665	102%
Total premiums	$252,577	$301,143	$5,317,744	$5,269,178	101%

2014
Life reinsurance in force	$—	$2,322,845	$198,284,805	$195,961,960	101%
Premiums earned
Life	—	5,031	943,054	938,023	101%
Accident and health	66,090	40,065	257,703	283,728	91%
Property and casualty	143,389	170,107	4,414,162	4,387,444	101%
Total premiums	$209,479	$215,203	$5,614,919	$5,609,195	100%

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations
For the years ended December 31, 2016, 2015 and 2014
(Expressed in thousands of U.S. dollars)

Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Losses and Loss Expenses Incurred	Amortization of Deferred Policy Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2016	$439,195	$8,985,434	$1,608,880	$3,852,336	$2,320,820	$1,055,638	$2,262,916	$3,836,654
2015	449,216	9,064,711	1,629,537	4,059,665	2,192,999	1,063,685	2,422,603	4,022,067
2014	463,958	9,745,806	1,731,212	4,387,444	2,462,568	1,065,133	2,798,549	4,500,214

ITEM 19.	EXHIBITS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ MARIO BONACCORSO
Name:	Mario Bonaccorso
Title:	Chief Financial Officer

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.	8-K	3.1	March 18, 2016	001-14536
2.4	Specimen Share Certificate for the 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	4.1	February 14, 2013	001-14536
2.4.1	Certificate of Designation, Preferences and Rights of the Company’s 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	3.1	February 14, 2013	001-14536
2.5	Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares	8-K	4.1	May 3, 2016	001-14536
2.6	Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares	8-K	4.2	May 3, 2016	001-14536
2.7	Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares	8-K	4.3	May 3, 2016	001-14536
2.8.1	Junior Subordinated Indenture dated November 2, 2006 among PartnerRe Finance II Inc., the Company, J.P. Morgan Securities Inc., Lehman Brothers Inc. and the other underwriters named therein	8-K	4.1	November 7, 2006	001-14536
2.8.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., the Company and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.9.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between the Company and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.9.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between the Company and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.12.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.12.2	First Supplemental Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.2	March 15, 2010	001-14536
2.13.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.13.2	First Supplemental Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.4	March 15, 2010	001-14536
4.1	Agreement and Plan of Merger by and among Exor N.V., Pillar Ltd., PartnerRe Ltd. and solely with respect to Sections 4.01 and 4.05, Section 6.13 and Section 7.13, EXOR S.p.A.	8-K	2.1	August 3, 2015	001-14536
4.2	Amended and Restated Employment Agreement between PartnerRe Holdings Europe Limited, Zurich Branch and Emmanuel Clarke, effective as of December 16, 2015	10-K	3.2	February 25, 2016	001-14536
4.3	Amended and Restated Employment Agreement between PartnerRe Ltd. and William Babcock, effective as of December 16, 2015	10-K	3.2	February 25, 2016	001-14536
4.4	Amended and Restated Employment Agreement between PartnerRe Ltd. and Laurie Desmet, effective as of October 23, 2014	10-Q	10.7	October 31, 2014	001-14536

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
4.5	Amended and Restated Employment Agreement between Partner Reinsurance Company of the U.S and Theodore C. Walker, effective as of October 23, 2014	10-Q	10.8	October 31, 2014	001-14536
4.6	Amended and Restated Consulting Agreement between PartnerRe Ltd. and Marvin Pestcoe, effective as of April 16, 2014	10-Q	10.3	October 31, 2014	001-14536
4.7	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
4.8	Termination Agreement, dated August 2, 2015, by and among PartnerRe Ltd. and Axis Capital Holdings Limited	8-K	10.2	August 3, 2015	001-14536
4.9	Capital Management Maintenance Agreement, effective January 1, 2015, between PartnerRe Ltd. and Partner Reinsurance Asia Pte. Ltd.	10-K	10.3.8	February 25, 2016	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Emmanuel Clarke, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Emmanuel Clarke, Chief Executive Officer, and Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Consent of Ernst & Young Ltd.					X
15.2	Consent of Deloitte Ltd.					X
101.1
The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2016 formatted in XBRL: (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.
						X