Form 20-F
period 2017-12-31
PARTNERRE LTD
filed 2018-03-14
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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

Mario Bonaccorso
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road, Pembroke, HM 08, Bermuda Telephone: +1 441-292-0888, Email: mario.bonaccorso@partnerre.com
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares and 255,492 Class B common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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
A. Selected Financial Data
The selected consolidated financial data of PartnerRe Ltd. and its subsidiaries (the Company or PartnerRe) below should be read in conjunction with the Consolidated Financial Statements, and the accompanying Notes to the Consolidated Financial Statements in Item 18 and with other information contained in this report, including Operating and Financial Review and Prospects in Item 5 of this report.
The selected consolidated financial data for 2017, 2016, 2015, 2014 and 2013 (in millions of United States (U.S.) dollars) is as follows:

	For the years ended December 31,
Statement of Operations Data	2017	2016	2015	2014	2013
Net premiums earned	$5,025	$4,970	$5,269	$5,609	$5,198
Net investment income	402	411	450	480	484
Net realized and unrealized investment gains (losses)	232	26	(297)	372	(161)
Other income	15	15	9	16	17
Total revenues	$5,675	$5,422	$5,431	$6,477	$5,538
Net income	$264	$447	$107	$1,068	$673
Net income attributable to PartnerRe Ltd. common shareholders	$218	$387	$47	$998	$597

	At December 31,
Balance Sheet Data	2017	2016	2015	2014	2013
Total assets	$22,981	$21,939	$21,406	$22,270	$23,038
Total shareholders’ equity attributable to PartnerRe Ltd.	$6,745	$6,688	$6,901	$7,049	$6,710
Common shareholders’ equity(1)	$6,041	$5,984	$6,047	$6,195	$5,856

(1) Common shareholders' equity is calculated as Total shareholders' equity attributable to PartnerRe Ltd. less preferred shareholders' equity of $704 million, the liquidation value of preferred shares.
On March 18, 2016 the Company’s common shares were acquired by Exor N.V. (subsequently renamed EXOR Nederland N.V.). As a result, all of the Company’s publicly traded common shares and all treasury shares were canceled. At December 31, 2017 and 2016, EXOR Nederland N.V. holds 100% of the 100 million common shares of $0.00000001 par value each (Class A shares) for a total share capital of $1.00, included in Share capital on the Consolidated Balance Sheet. Accordingly, per share data is no longer meaningful and is no longer presented by the Company.
In 2017, the Company issued Class B shares to certain executives of the Company (see also Share Ownership section in Item 6 and Note 15 to the Consolidated Financial Statements in Item 18 of this report).

B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Introduction
Managing risk effectively is paramount to our success, and our organization is built around intelligent risk assumptions and careful risk management, as evidenced by our development of the Company's enterprise risk management framework, which provides an integrated approach to risk across the entire organization. We have identified what we believe reflects key significant risks to the organization, and, in turn, the common and preferred shareholders, debt holders, and our policyholders.
In order to achieve an appropriate growth in book value over the reinsurance cycle, we believe we must be able to generate an appropriate return on average common shareholder’s equity over the reinsurance cycle. Our ability to do that over a reinsurance cycle is dependent on our individual performance, but also on industry factors that impact the level of competition and the price of risk. The level of competition is determined by supply of and demand for reinsurance capacity. Demand is determined by client buying behavior, which varies based on the client’s perception of the amount and volatility of risk, its financial capacity to bear it and the cost of risk transfer. Supply is determined by the existing reinsurance companies’ level of financial strength and the introduction of capacity from new start-ups or capital markets. Significant new capacity or significant reduction in demand will depress industry profitability until the supply/demand balance is redressed. Extended periods of imbalance could depress industry profitability to a point where we would fail to meet returns in line with our cost of capital.
We knowingly expose ourselves to significant volatility in our net income. We create shareholder value by assuming risk from the insurance and capital markets. This exposes us to volatile earnings as untoward events happen to our clients and in the capital markets. Examples of potential large loss events include, without limitation:

•	Natural catastrophes including but not limited to hurricanes, windstorms, floods, tornadoes, and earthquakes;

•	Man-made disasters such as terrorism and acts of war;

•	Declines in the equity, real estate and fixed income markets;

•	Systemic increases in the frequency or severity of casualty or mortality losses; and

•	New mass tort actions or reemergence of old mass tort actions such as cases related to asbestos.
We manage large loss events through evaluation processes designed to enable proper pricing of these risks over time, and, as a result, short-term earnings volatility may be experienced. Earnings volatility is dampened through diversification, by building a portfolio of uncorrelated risks and through the purchase of retrocessional coverage to optimize a portfolio.
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (Board) and the related approved limits and actual limits deployed at December 31, 2017 and 2016 are presented in the Risk Management section below.
The following risks should be read in conjunction with the Safe Harbor Statement in Item 5.G of this report, Operating and Financial Review and Prospects and the Notes to the Consolidated Financial Statements in Item 18 of this report. These risks may affect our operating results and, individually or in the aggregate, could cause our actual results to differ materially from past and projected future results. Some of these risks and uncertainties could affect particular business operations or segments, while others could affect all of our businesses. Although risks are discussed separately, many are interrelated.
Except as may be required by law, we undertake no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. It is impossible to predict or identify all risk factors and, consequently, the following factors should not be construed as a complete discussion of risks and uncertainties that may affect us.
As used in these Risk Factors, the terms “the Company”, “PartnerRe”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole. The terms EXOR and Exor Group relate to the Company’s ultimate parent, EXOR N.V. and its affiliated companies (see Information on the Company in Item 4 of this report).

Risks Related to Our Company
The catastrophe business that we underwrite will result in volatility of our earnings and could impair our financial condition.
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
This is likely to result in substantial volatility in our financial results significant net losses to shareholders, and may also result in a material decline of our book value or common shareholder's equity that may limit our ability to make dividend payments and payments of interest and principal on our debt securities and limit the funds available to make payments on policyholder claims.
Should we incur a very large catastrophic loss or a series of catastrophic losses, our ability to write future business may be adversely impacted if we are unable to replenish our capital.
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
As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire reinsurance portfolio, and specifically to estimate a PML, is subject to a high degree of uncertainty that could result in actual losses that are materially different from our PML estimates and, as a result, our financial results may be adversely impacted, perhaps significantly.
Our net income may be volatile because certain Life products expose us to reserve and fair value liability changes that are directly affected by market and other factors and assumptions.
The establishment of reserves for future policy benefits and the valuation of life insurance and annuity products in our Life and Health segment are based upon various assumptions, including but not limited to market changes, mortality rates, morbidity rates and policyholder behavior. The process of establishing reserves for future policy benefits relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods. Significant deviations in actual experience from assumptions used for pricing and for reserves for future policy benefits could have an adverse effect on the profitability of our products and our business.
Under reinsurance programs covering variable annuity guarantees we assume the risk of guaranteed minimum death benefits (GMDB). Our net income is directly impacted by changes in the reserves calculated in connection with the reinsurance of GMDB liabilities. Reported liabilities for GMDB reinsurance are determined using internal valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in credit markets, changes in the allocation of the investments underlying annuitant’s account values, and assumptions regarding future policyholder behavior. Adverse changes in market factors and policyholder behavior will have an impact on both life underwriting income and net income. For further information see Business Overview—Reserves in Item 4 of this report.
If actual losses exceed our estimated loss reserves, our net income and capital position will be reduced.
Our success depends upon our ability to accurately assess the risks associated with the businesses that we reinsure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss expenses incurred with respect to premiums earned on the contracts that we write. Loss reserves are estimates involving actuarial and statistical projections at a given time to reflect our expectation of the costs of the ultimate settlement and administration of claims. Although we use actuarial models as well as historical reinsurance and insurance industry loss statistics, we also rely heavily on data provided by counterparties and on management’s experience and judgment to assist in the establishment of appropriate claims and claim expense reserves. Because of the many assumptions and estimates involved in establishing reserves, the reserving process is inherently uncertain. Our estimates and judgments are based on numerous factors, and may be revised as additional experience and other data become available and are reviewed as new or improved methodologies are developed, as loss trends and claims inflation impact future payments, or as current laws or interpretations thereof change.
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
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2017, more than 70% of our gross premiums written were produced through brokers. In 2017, we had two brokers that accounted for 47% of our gross premiums written. Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely, the ceding insurer may pay premiums to the broker, for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.
If we are downgraded by rating agencies, our standing with brokers and customers could be negatively impacted and may adversely impact our results of operations.
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

If our ratings were downgraded, our competitive position in the reinsurance industry may suffer, and it could result in a reduction in demand for our products. In addition, certain business that we write contains terms that give the ceding company or derivative counterparty the right to terminate cover and/or require collateral if our ratings are downgraded.
See Liquidity and Capital Resources in Item 5 of this report for our current financial strength ratings. The status of any further changes to ratings or outlooks will depend on various factors.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, the Company may be reliant on the parent company, EXOR N.V., to provide a further capital injection or contribution to the Company. However, all EXOR Group portfolio companies are managed independently and autonomously, and there can be no guarantee that EXOR will provide any additional capital.
The exposure of our investments to interest rate, credit, equity and real estate related risks may limit our net income and may affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2017, we had net investment income of $402 million, which represented approximately 7% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $232 million during 2017, which are recognized in net income. While the Board has implemented what it believes to be prudent risk management and investment asset allocation practices, we are exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general, and other factors outside our control.
Interest rates are highly sensitive to many factors, including fiscal and monetary policies of major economies, inflation, economic and political conditions and other factors outside our control. Changes in interest rates can negatively affect us in two ways. In a declining interest rate environment, we will be required to invest our funds at lower rates, which would have a negative impact on investment income. We may be forced to liquidate investments prior to maturity at a loss in order to cover liabilities. In a rising interest rate environment, the market value of our fixed income portfolio will decline.
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
We also invest a portion of our portfolio in preferred and common stocks or equity-like securities. The value of these assets fluctuates with equity markets. In times of economic weakness, the market value and liquidity of these assets may decline, and may impact net income and capital. We use the term equity-like investments to describe our investments that have market risk characteristics similar to equities and are not investment grade fixed maturity securities. This category includes high-yield and convertible fixed maturity investments and private placement equity investments. Fluctuations in the fair value of our equity-like investments may reduce our income in any period or year and cause a reduction in our capital. Our equity risk has increased during 2017 due to an increase in investments in equities from $39 million at December 31, 2016 to $639 million at December 31, 2017. As global equity markets are at historically high levels, there can be no assurance that our equity-like investments will maintain their current levels.
In addition, we invest directly and indirectly in real estate assets, which are subject to overall market conditions. In addition to investments in real estate investment trusts, real estate limited partnerships and an investment in a privately held real estate investment and development group, Almacantar Group S.A.(Almacantar), the Company during 2017 also invested directly in residential real estate (see Item 4.D and Note 19 to the Consolidated Financial Statements). These real estate assets are exposed to various risks, including the supply and demand of leasable commercial and residential space and fluctuations in real estate prices globally.
Foreign currency fluctuations may reduce our net income and our capital levels.
Through our multinational reinsurance operations, we conduct business in a variety of foreign (non-U.S.) currencies, the principal exposures being the Euro, British pound, Canadian dollar and Swiss Franc. Assets and liabilities denominated in foreign currencies are exposed to changes in currency exchange rates, which may be material. Our reporting currency is the U.S. dollar, and exchange rate fluctuations relative to the U.S. dollar may materially impact our results and financial position. We employ various strategies (including hedging) to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully hedged or the hedges are ineffective, our results or shareholders’ equity may be reduced by fluctuations in foreign currency exchange rates.
We may suffer losses due to defaults by others, including issuers of investment securities, reinsurance and derivative counterparties.
Issuers or borrowers whose securities we hold, reinsurers, clearing agents, clearing houses, joint venture partners, derivative instrument counterparties and other financial intermediaries may default on their obligations to us due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud or other reasons. Even if we are entitled to collateral when a counterparty defaults, such collateral may be illiquid or proceeds from such collateral when liquidated may not be sufficient to recover the full amount of the obligation. All or any of these types of default could have a material adverse effect on our results of operations, financial condition and liquidity.
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
Strategic investments and merger and acquisition (M&A) activities could disrupt the Company's ongoing business and present risks not originally contemplated.
The Company has made, and in the future may make, strategic investments or acquisitions. For example, on April 3, 2017, the Company completed the acquisition of Aurigen Capital Limited (Aurigen), a North American life reinsurance company. Such endeavors may involve significant risks and uncertainties, including distraction of management from current operations, greater than expected liabilities and expenses, inadequate return of capital and unidentified issues not discovered in the Company’s due diligence. In addition, the integration of any acquired companies may place significant demands on our management, systems, internal controls and financial and physical resources. These new ventures or M&A activities are inherently risky and may not be successful.

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
We are dependent upon the effective functioning and availability of our information technology and application systems platforms. These platforms include, but are not limited to, our proprietary software programs such as catastrophe models as well as those licensed from third-party vendors including data storage, analytic and modeling systems. We rely on the security of such platforms for the secure processing, storage and transmission of confidential information. Examples of cybersecurity incidents are unauthorized access, computer viruses, deceptive communications (phishing), malware or other malicious code or cyber attack, destructive attack, system failures and disruptions and other events that could have security consequences (each, a Cybersecurity Incident). A Cybersecurity Incident could materially impact our ability to adequately price products and services, establish reserves, provide efficient and secure services to our clients, brokers, vendors and regulators, value our investments and to timely and accurately report our financial results. Although we have implemented controls and have taken protective measures to reduce the risk of Cybersecurity Incidents, we cannot reasonably anticipate or prevent all Cybersecurity Incidents. Cybersecurity Incidents could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.
The loss of key management personnel could adversely affect us.
Our success has depended, and will continue to depend, partly upon our ability to attract and retain management personnel. If any of these key management employees ceased to continue in their present role, we could be adversely affected.
We believe there are only a limited number of available qualified executives in the business lines in which we compete. Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified executive officers, underwriters, actuaries and other key personnel. The skills, experience and knowledge of the reinsurance industry of our management team constitute important competitive strengths. If some or all of these managers leave their positions, and even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.
We may be adversely impacted by inflation.
Deficit spending by governments in the Company’s major markets and monetary stimulus provided by central banks exposes the Company to a heightened risk of inflation. We monitor the risk that the principal markets in which we operate could experience increased inflationary conditions, which would, among other things, cause policyholder loss costs to increase, and negatively impact the performance of our investment portfolio. Inflation related to medical costs, construction costs and tort issues in particular impact the property and casualty industry, and broader market inflation has the potential risk of increasing overall loss costs. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.
Risks Related to Our Industry
Our profitability is affected by the cyclical nature of the reinsurance industry.
Historically, the reinsurance industry has experienced significant fluctuations in operating results due to competition, levels of available capacity, trends in cash flows and losses, general economic conditions and other factors, particularly in the Non-life lines of business. Demand for reinsurance is influenced significantly by underwriting results of primary insurers, including catastrophe losses, and prevailing general economic conditions. The supply of reinsurance is related directly to prevailing prices and levels of capacity that, in turn, may fluctuate in response to changes in rates of return on investments being realized in the reinsurance industry. If any of these factors were to result in a decline in the demand for reinsurance or an overall increase in reinsurance capacity, our profitability could be impacted. In recent years, we have experienced a generally softening market cycle, with increased competition, surplus underwriting capacity, deteriorating rates and less favorable terms and conditions all having an impact on our ability to write business.
Currently, the Company is experiencing improving market conditions with increased pricing in most Non-life classes, primarily in those markets that have been exposed to the catastrophe losses in 2017. As a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue in the future.
In spite of the current positive trends in the markets, competition, pricing pressure and any other negative factors noted above may adversely affect our profitability and results of operations in future periods, and the impact may be material.
We operate in a highly competitive environment.
The reinsurance industry is highly competitive and we compete with a number of worldwide reinsurance companies, including, Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft (Munich Re), Swiss Re Ltd. (Swiss Re), Hannover Rück SE (Hannover Re), SCOR SE, Transatlantic Reinsurance Company Inc. (Transatlantic), General Reinsurance Corporation (GenRe), Reinsurance Group of America, Incorporated (RGA), Everest Re Group, Ltd. (Everest Re), RenaissanceRe Holdings Ltd. (RenRe) and Validus Holdings, Ltd. (Validus).
The lack of strong barriers to entry into the reinsurance business means that we may also compete with new companies that may be formed to enter the reinsurance market. In addition, we may experience increased competition as a result of the consolidation in the insurance and reinsurance industry. These consolidated entities may try to use their enhanced market power and relationships to negotiate price reductions for our products and services and/or obtain a larger market share through increased line sizes. Consolidated companies may also purchase less reinsurance product and services, due to increased levels of capital.
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
Further, insurance-linked securities, derivatives and other non-traditional risk transfer mechanisms and alternative vehicles are being developed and offered by other parties, which could impact the demand for traditional insurance or reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. New competition from these developments could cause the demand for reinsurance and/or prices to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on our growth and profitability.
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
It is not possible to predict all future impacts of these types of changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements, any of which, in turn, could affect our results of operations, financial condition and liquidity. Our material subsidiaries’ regulatory environments are described in detail in Business Overview—Regulation in Item 4 of this report. For example, our regulated reinsurance subsidiaries across the European Union (EU) are subject to the Directive 2009/138/EC (EU directive) of the European Parliament and of the Council on the taking-up and pursuit of the business of Insurance and Reinsurance (Solvency II). Bermuda's commercial reinsurance regime that our regulated Bermuda reinsurance subsidiaries operates within has achieved Solvency II equivalence with the EU directive. Solvency II covers capital adequacy, risk management and regulatory reporting for insurers, and came into effect on January 1, 2016. We may not be able to comply fully with, or obtain appropriate exemptions from, such requirements or similar regulations, in their current form or as they may be amended in the future, which may have a material adverse effect on our business. We are also currently, and may in the future be, subject to regulatory investigation (see Regulation in Item 5.B of this report). If our compliance with Solvency II or any other regulatory regime is challenged, we may be subject to monetary or other penalties. In addition, in order to ensure compliance with applicable regulatory requirements or as a result of any investigation, including remediation efforts, we could be required to incur significant expenses and undertake additional work, which in turn may divert resources from our business. These, and other regulations relating to each of our material subsidiaries may in effect restrict each of those subsidiaries’ ability to write new business, to make certain investments and to distribute funds or assets to us.
Recent government intervention and the possibility of future government intervention have created uncertainty in the insurance and reinsurance markets. Government regulators are generally concerned with the protection of policyholders to the exclusion of other interested parties, including shareholders and debt holders of reinsurers. We believe it is likely there will continue to be increased regulation of, and other forms of government participation in, our industry in the future, which could adversely affect our business by, among other things:

•	Providing reinsurance capacity in markets and to clients that we target or requiring our participation in industry pools and guaranty associations;

•	Further restricting our operational or capital flexibility;

•	Expanding the scope of coverage under existing policies;

•	Regulating the terms of reinsurance policies;

•	Adopting further or changing compliance requirements which may result in additional costs which may adversely impact our results of operation; or

•	Disproportionately benefiting the companies domiciled in one country over those domiciled in another.
Legislative and regulatory activity in healthcare may affect our profitability as a provider of accident and health reinsurance benefit products.
We derive revenues from the provision of accident and health premiums in the U.S., by providing reinsurance to institutions that participate in the U.S. healthcare delivery infrastructure. The Patient Protection and Affordable Care Act of 2010 (the Healthcare Act) made significant changes to the regulation of health insurance and may negatively affect our healthcare liability reinsurance business including, but not limited to, the healthcare delivery system and the healthcare cost reimbursement structure in the U.S. In addition, the Company may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. It is difficult to predict the effect that the Healthcare Act, any regulatory pronouncement made thereunder or changes to the Healthcare Act, will have on its results of operations or financial condition. In addition, it is not possible to predict whether new legislation, rules or regulatory changes will be adopted or enacted in the future or what impact, if any, such legislation, rules or changes could have on our business, financial condition or results of operations.
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
Our activities are subject to applicable economic and trade sanctions, anti-bribery and money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the European Union (EU), among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, it is possible that we, or an employee or agent acting on our behalf could fail to comply with applicable laws and regulations as interpreted by the relevant authorities and, given the complex nature of the risks, it may not always be possible for us to attain compliance with such laws and regulations. The implementation of the Joint Comprehensive Plan of Action, and the resulting divergence of regulatory requirements between U.S. and EU entities and persons regarding business with Iran, has increased these risks. Failure to accurately interpret or comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to civil penalties, criminal penalties and other sanctions, including fines or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, and damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
Our international business is subject to applicable laws and regulations relating to data privacy and protection and cybersecurity, the changes or the violation of which could affect our operations.
Regulatory authorities around the world have implemented or are considering a number of legislative changes or regulations concerning data protection and cybersecurity. Existing cybersecurity regulations vary by region or country in which PartnerRe operates and cover different aspects of business operations. U.S. regulation provide a basis for operations while the EU has created a more tailored regulation for businesses operating specifically within the EU.
The General Data Protection Regulation, which regulates data protection for all individuals within the EU, including foreign companies processing data of EU residents, becomes effective in May 2018. The regulation enhances individuals’ rights, introduces complex and far-reaching company obligations and increases penalties significantly in case of violation. The interpretation and application of data protection laws in the U.S., Europe and elsewhere are developing and are often uncertain and in flux. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws will cause us to incur substantial costs and require us to change our business practices.
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

We are subject to cybersecurity risks and may incur increasing costs in an effort to manage those risks.

The cybersecurity regulatory environment is evolving, and the related costs and resources required for complying with new or developing regulatory requirements will increase. For example, in February 2017, the NYDFS issued final Cybersecurity Requirements for Financial Service Companies that will require regulated entities to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York’s financial services industry. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, and program record keeping and certification obligations. The regulation became effective on March 1, 2017, subject to certain phase-in periods. Depending on the regulation’s implementation and the NYDFS enforcement efforts with respect to it, Partner Reinsurance Company of the U.S. (PartnerRe U.S). We may be required to incur significant expense in order to meet its requirements. We also operate in a number of jurisdictions with strict data privacy and other related laws, which could be violated in the event of a significant cybersecurity incident, or by our personnel. Failure to comply with these obligations can give rise to monetary fines and other penalties, which could be significant.
Risks Related to Our Preferred Shares
PartnerRe Ltd. is a holding company, and if our subsidiaries do not pay dividends or make other distributions to us, we may not be able to pay dividends on our preferred shares or settle principal payments as they become due.
PartnerRe Ltd. is a holding company with no operations to generate income to provide liquidity other than the cash received for issuance of common shares and preferred shares. We have cash outflows in the form of other expenses and dividends to both common and preferred shareholders. We rely primarily on cash dividends and payments from our subsidiaries to meet our cash outflows. We expect future dividends and other permitted payments from our subsidiaries to be the principal source of funds to pay expenses and dividends. The ability of our subsidiaries to pay dividends or to advance or repay funds to us is subject to general economic, financial, competitive, regulatory and other factors beyond our control. In particular, the payment of dividends by our reinsurance subsidiaries is limited under Bermuda and Irish laws and certain statutes of various U.S. states in which our U.S. subsidiaries are licensed to transact business and include minimum solvency and liquidity thresholds. In 2016, EXOR S.p.A. (subsequently renamed EXOR N.V.) and the Company agreed, as part of the terms of the preferred share exchange (see Note 11 to the Consolidated Financial Statements in Item 18 of this report), that the payment of dividends on common shares be restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. In addition, as a condition of the acquisition by Exor N.V. (subsequently renamed EXOR Nederland N.V.), PartnerRe U.S. and PartnerRe America Insurance Company committed that it would not take any action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the New York State Department of Financial Services and the Delaware Commissioner of Insurance, respectively. At December 31, 2017, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for certain regulatory and statutory restrictions on dividend payments applicable to our reinsurance subsidiaries (see Note 13 to the Consolidated Financial Statements in Item 18 of this report for a description of these restrictions). Because we are a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Our controlling shareholder owns a significant majority of our common shares, and its interest may differ from the interests of our preferred shareholders.
EXOR Nederland N.V. owns 100% of the outstanding Class A shares of the Company. As a result, EXOR Nederland N.V. has power to elect our directors and to determine the outcome of any action requiring shareholder approval. EXOR’s interests may differ from the interests of the holders of our preferred shares and, given EXOR Nederland N.V.’s majority controlling interest in the Company, circumstances may arise under which EXOR Nederland N.V. may exercise its control in a manner that is not favorable to the interests of the holders of the preferred shares.
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

The U.S. Tax Cuts and Jobs Act could materially and negatively impact our business, financial condition and results of operations.

The U.S. Tax Cuts and Jobs Act (the “TCJA”) was signed into law on December 22, 2017. In addition to reducing the U.S. corporate income tax rate from 35 percent to 21 percent, the TCJA fundamentally changed many elements of U.S. tax law and introduced several new concepts to tax multinational corporations such as us. Among the most notable new rules are the Base Erosion and Anti-Abuse Tax (commonly called BEAT), which for insurance groups potentially expands U.S. taxation on the earnings of foreign subsidiaries. It is possible that future interpretation, enforcement actions or regulatory changes by the Internal Revenue Service could increase the impact of the TCJA beyond current assessments.
If our non-U.S. operations become subject to U.S. income taxation, our net income will decrease.
We believe that we and our non-U.S. subsidiaries, other than certain business sourced by Partner Reinsurance Europe SE (PartnerRe Europe) and PartnerRe Ireland dac (PartnerRe Ireland) through the U.S., have operated, and will continue to operate, our respective businesses in a manner that will not cause us to be viewed as engaged in a trade or business in the U.S. and, on this basis, we do not expect that either we or our non-U.S. subsidiaries will be required to pay U.S. corporate income taxes (other than potential withholding taxes on certain types of U.S. source passive income) or branch profits taxes. Because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., the IRS may contend that either we or our non-U.S. subsidiaries are engaged in a trade or business in the U.S. In addition, legislation regarding the scope of non-U.S. entities and operations subject to U.S. income tax has been proposed in the past, and may be proposed again in the future. If either we or our non-U.S. subsidiaries are subject to U.S. income tax, our net income and shareholders’ equity will be reduced by the amount of such taxes, which might be material.

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
Our tax position could be adversely impacted by changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof.
We could be adversely impacted by changes in tax laws (including the TCJA), tax treaties or tax regulations or the interpretation or enforcement thereof by taxation authorities. Changes could have a material and adverse change in our worldwide effective tax rate and we may have to take further action to seek to mitigate the effect of such changes. Any future amendments to existing income tax treaties between the jurisdictions in which we operate, could subject us to increased taxation and/or potentially significant expense.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
PartnerRe Ltd., an exempt company incorporated under the laws of Bermuda with limited liability, is the holding company for our international reinsurance group (PartnerRe group) and was incorporated in Bermuda in August 1993. The principal office is located at 90 Pitt’s Bay Road, Pembroke, Bermuda (telephone number: +1 441-292-0888). The Company predominantly provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and, effective April 1, 2015, Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). The Company’s principal office in the U.S. is located at 200 First Stamford Place, Stamford, Connecticut (telephone number: +1 203 485 4200).
The Company completed the acquisition of Societe Anonyme Francaise de Reassurances (SAFR, subsequently renamed PartnerRe SA) in 1997, the acquisition of Winterthur Re in 1998, the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009 and the acquisition of Presidio Reinsurance Group, Inc. (Presidio) in 2012. In addition, the Company completed the acquisition of Aurigen Capital Limited (Aurigen) on April 3, 2017, after receiving all necessary regulatory approvals, by purchasing 100% of the outstanding ordinary shares for CAD 370 million (or approximately $278 million). Aurigen is a North American life reinsurance company and this acquisition enables the Company to expand its life reinsurance footprint in Canada and the U.S. with limited overlap in market coverage.
On March 18, 2016, following receipt of regulatory approvals, the Company's publicly held common shares were acquired by Exor N.V., a subsidiary of EXOR S.p.A., one of Europe’s leading investment companies controlled by the Agnelli family. In October 2016, Exor N.V. changed its name to EXOR Nederland N.V. In December 2016, EXOR S.p.A. merged with and into EXOR HOLDING N.V., a newly formed entity organized in the Netherlands and, in conjunction with the merger, EXOR HOLDING N.V. changed its name to EXOR N.V. EXOR N.V. is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer traded on the NYSE. The Company’s preferred shares continue to be traded on the NYSE.
At December 31, 2017 and 2016, the Company's Class A shares included in Shareholders' Equity on the Consolidated Balance Sheets are owned by EXOR Nederland N.V.
B. Business Overview
The Company provides reinsurance for its clients in approximately 190 countries around the world. The Company’s principal offices are located in Hamilton (Bermuda), Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company provides reinsurance of risks to ceding companies (cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline and property as well as mortality, longevity, accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
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

The Company monitors the performance of its operations in three worldwide business units comprised of Property & Casualty (P&C), Specialty and Life and Health, which represent its segments. The P&C segment is comprised of property and casualty business, including property catastrophe and facultative risks, underwritten in North America, Europe, Asia, Latin America, Middle East, Africa and Russia. The Specialty segment is comprised of specialty business, including treaty and facultative contracts. The combined business included in the P&C and Specialty segments is collectively referred to in this report as Non-life business.
The Company’s Life and Health segment includes the mortality and longevity business written primarily in the United Kingdom (U.K.), Ireland and France, accident and health business written in the U.S. and, following the acquisition of Aurigen, mortality business originating in Canada and the U.S.
See Results by Segment in Item 5 of this report and Note 20 to the Consolidated Financial Statements in Item 18 of this report for further details on Segments.
The Company’s businesses are geographically diversified with premiums being written on a worldwide basis.
Premium Distribution
The Company’s gross premiums written by segment for the years ended December 31, 2017, 2016 and 2015 are as follows (in millions of U.S. dollars). Segment data included below for prior years has been recast to conform to the current year presentation.

	2017		2016		2015
	$	%	$	%	$	%
Non-life business:
P&C segment	$2,255	40%	$2,269	42%	$2,371	43%
Specialty segment	1,934	35%	1,920	36%	1,906	34%
Total Non-life business	4,189	75%	4,189	78%	4,277	77%
Life and Health segment	1,399	25%	1,168	22%	1,271	23%
	$5,588	100%	$5,357	100%	$5,548	100%
See Note 20 to the Consolidated Financial Statements in Item 18 of this report for additional disclosure of the geographic distribution of gross premiums written and for information about the Company’s segments.
The Company’s results by segment are presented in Operating Results—Results by Segment in Item 5 of this report.
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the year ended December 31, 2017, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written.
Non-Life
The percentage of Non-life gross premiums written through these two brokers for the year ended December 31, 2017 was as follows:

Broker	Percentage
Marsh (including Guy Carpenter)	32%
Aon Group (including the Benfield Group)	25%
The combined percentage of Non-life gross premiums written through these two brokers by segment for the year ended December 31, 2017 was as follows:

Non-life segment	Percentage
P&C	57%
Specialty	56%

The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2017, 2016 and 2015.
Life and Health
The Company’s Life and Health business is generated both through brokers and through direct relationships with insurance companies. For the year ended December 31, 2017, only one broker, the Aon Group (including the Benfield Group), accounted for more than 10% of the Life and Health segment’s total gross premiums written at 14%. No one cedant, and no other broker, accounted for more than 10% of the Life and Health segment’s total gross premiums written.
The gross premiums written in each of the Company's segments for the years ended December 31, 2017, 2016 and 2015, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report.
The geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2017, 2016 and 2015 is presented in Note 20 to the Consolidated Financial Statements in Item 18 of this report.
Competition
The Company competes with other reinsurers, some of which have greater financial, marketing and management resources than the Company, and also competes with new market entrants, and, specifically in the catastrophe line of business, with alternative capital sources and insurance-linked securities. Competition in the types of reinsurance that the Company underwrites is based on many factors, including the perceived and relative financial strength, pricing and other terms and conditions, services provided, ratings assigned by independent rating agencies, speed of claims payment, and reputation and experience in the lines of business to be written.
Management believes the Company ranks among the world’s largest professional reinsurers and is well positioned in terms of client services and highly technical underwriting expertise. Management also believes that the Company’s global franchise and diversified platform, which allows the Company to provide broad risk solutions across many lines of business and geographies, is increasingly attractive to cedants who are choosing to utilize fewer reinsurers by consolidating their reinsurance panels and focus on those reinsurers who can cover more than one line of business. Furthermore, the Company’s capitalization and strong financial ratios allow the Company to demonstrate a solid balance sheet to its clients.
Management believes that the Company’s major competitors for the Company's Non-life business are the larger European, U.S. and Bermuda-based international reinsurance companies, as well as specialty reinsurers and regional companies in certain local markets. These competitors include Munich Re, Swiss Re, Hannover Re, SCOR SE, Transatlantic, GenRe, Everest Re, RenRe and Validus.
For the Company’s Life business, the competition differs by location but generally includes multi-national reinsurers and local reinsurers or state-owned insurers in the U.K., Ireland and Continental Europe for its mortality and longevity lines of business. The competition specifically related to the Health business generally includes other specialty accident and health reinsurance providers in the U.S. and departments of worldwide reinsurance companies. These competitors include Munich Re, RGA, Swiss Re, Hannover Re, SCOR SE and GenRe.
Risk Management
In the reinsurance industry, the core of the business model is the assumption and management of risk. A key challenge is to create shareholder value through the intelligent and optimal assumption and management of reinsurance and investment risks while limiting and mitigating those risks that can destroy value, those risks for which the organization is not sufficiently compensated, and those risks that could threaten the ability of the Company to achieve its objectives. The Company defines a capital-based risk appetite and then looks for risks that meet its return targets within that framework. Management believes that this construct allows the Company to deliver to shareholders an adequate risk adjusted return, while ensuring appropriate margins exists to pay policyholders' claims.
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
The Company’s results are primarily determined by how well the Company understands, prices and manages assumed risk. Management also believes that every organization faces numerous risks that could threaten the successful achievement of its goals and objectives. These include strategic, financial and operational risks that are common to all industries, such as choice of strategy and markets, economic and business cycles, competition, changes in regulation, data quality and security, fraud, business interruption and management continuity. See Risk Factors above.
The Company has a clearly defined governance structure for risk management. The Company has established an Enterprise Risk Committee (ERC) which, in junction with the Board, are responsible for setting the overall vision and goals of the Company, which include the Company’s risk appetite and return expectations. The Company’s risk framework, including key risk policies, is recommended by Executive Management through ERC and approved by the Board. Each of the Company’s risk policies relates to a specific risk and describes the Company’s approach to risk management, defines roles and responsibilities relating to the assumption, mitigation, and control processes for that risk, and an escalation process for exceptions. Risk management policies and processes are coordinated by the Capital & Risk department and compliance is verified by Internal Audit on a periodic basis. The audit results are monitored by the Audit Committee of the Board.
The Company utilizes a multi-level risk management structure where the Executive Management and Board are responsible for the establishment of the critical exposure limits, capital at risk and key policies. Nevertheless, the execution of Business activities and related risk mitigation strategies are delegated to the Business Units (“BU”). These activities are represented in risk control practices embedded in the BUs which support the high level policies. Reporting on risk management activities is integrated within the Company’s annual planning process, quarterly operations reports, periodic reports on exposures and large losses, and presentations to the Executive Management and Board. Individual Business Units and Support Units employ, and are responsible for reporting on, current risk management procedures and controls, while Internal Audit periodically evaluates the effectiveness of such procedures and controls.
Risk Universe
The Company structures its risks within a Risk Universe which is comprised of Industry and Company Risks. Industry Risks are those risks which are external to the Company caused by changes in demand and supply patterns, such as the competitive structure of the industry, as well as macroeconomic and regulatory trends. In contrast, Company Risks are those risks which arise as a direct result of business operations. These risks are further structured by the following sub-categories:

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
Assumed Risks
The Company’s underwriting is conducted at the Business Unit level through specialized underwriting teams with the support of technical staff in disciplines such as actuarial, claims, legal, risk management and finance.
The Company’s underwriters develop close working relationships with their ceding company counterparts and brokers through regular visits, gathering detailed information about the cedant’s business and local market conditions and practices. As part of the underwriting process, the underwriters also focus on the reputation and quality of the proposed cedant, the likelihood of establishing a long-term relationship with the cedant, the geographic area in which the cedant does business and the cedant’s market share, historical loss data for the cedant and, where available, historical loss data for the industry as a whole in the relevant regions, in order to compare the cedant’s historical loss experience to industry averages, and to gauge the perceived insurance and reinsurance expertise and financial strength of the cedant. The Company trains its underwriters and strives to maintain continuity of underwriters within specific geographic markets and areas of specialty.
The Company generally underwrites risks with specified limits per treaty program or facultative contract. Like other reinsurance companies, the Company is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as hurricane, windstorm, tornado, flood or earthquake, or man-made events. Any such catastrophic event could generate insured losses in one or many of the Company’s reinsurance treaties and facultative contracts and in one or more lines of business. The Company considers such event scenarios as part of its evaluation and monitoring of its aggregate exposures to catastrophic events.
Investment Risk

The Company defines this risk as the risk of a substantial decline in the value of its holdings in fixed income, equities, equity-like securities, real estate, and other investment categories. The Company’s fully integrated information system provides real-time investment data, allowing for continuous monitoring and decision support. Each portfolio is managed against a predetermined benchmark to enable alignment with appropriate risk parameters and achievement of desired returns. Any such investment risks could generate losses in the Company’s portfolios. The Company considers such scenarios as part of its evaluation and monitoring of its aggregate exposures to investment risk.
Market Risk

Financial assets are defined by the Company as comprising of its equity and equity-like securities which include all invested assets that are not investment grade standard fixed income securities and certain fixed income asset classes that are not liquid (but excludes certain insurance-linked securities, such as catastrophe bonds, as that risk is aggregated with liability risks). The Company limits its aggregate exposure to financial assets as well as sub-limits the exposures by type of financial assets (public equity, private equity, real estate and alternative credit). Refer to Note 3 to the Consolidated Financial Statements in Item 18 of this report for further details of equities and changes in composition of investments, including equities, over the prior year.
Credit Spread Risk

The Company defines this risk as the risk of a substantial decline in the market value of its fixed income assets that is not a result of changes in risk-free interest rates. Spread risk also includes migration and default risks (defined as the risk that a given security is downgraded or upgraded before maturity and the risk that recovery is less than the full valuation of the security, respectively). The Company limits its aggregate exposure to spread risk and sub-limits its exposures by sector, by individual issuer and by rating.
Interest Rate Risk

The Company defines this risk as the risk of a substantial mismatch of asset and liability durations, which may result in economic losses to the Company. Economically, the Company is hedged against changes in asset and liability values resulting from small parallel changes in the risk-free yield curve to the degree asset and liability durations are matched. Nonparallel shifts in the yield curve or extremely large changes in yields can introduce investment losses to the degree that asset maturity and coupon payments are not exactly matched to liability payments. Investment losses associated with interest rate risk of a magnitude that have the potential to exceed the Company’s risk tolerance are associated with extremely large increases in interest rates over an annual period. See Quantitative and Qualitative Disclosures about Market Risk-Interest Rate Risk in Item 11 of this report.

Risk Appetite and Risk Tolerance
Risk appetite is an integral part of an effective risk management system that defines the overall level of risk the Company is prepared to accept in pursuit of its strategic objectives, and which is managed through a robust Risk Tolerance Framework of risk limits. Executive Management regularly reviews the Company’s deployment and may decide to adjust the amount of capacity deployed for each risk driver (within the established risk tolerance) based on strategic considerations and changes in market conditions.
The Company’s risk tolerance is expressed as the maximum economic loss that the Board is willing to incur based on various modeled probability return periods. To mitigate the chance of economic losses exceeding the risk tolerance, the Company relies upon diversification of risk sources and risk limits to manage exposures. Diversification enables losses from one risk source to be offset by profits from other risk sources so that the chance of overall losses exceeding the Company’s risk tolerance is reduced.
The Company’s risk tolerance is expected to remain stable and changes are to be approved by the Board. Definitions for the maximum economic loss and available economic capital are as follows:
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
Risk Tolerance Framework
The Company establishes key risk limits net of any reinsurance/retrocession for any risk source deemed by Management to have the potential to cause economic losses greater than the Company’s risk tolerance.
In 2017, a revised Risk Tolerance framework was approved by the Board in order to drive consistency in the application of Company limits. The overall risk tolerance is 35% of the loss of available economic capital based on the internal model 1-in-100 Value at Risk or 1-in-100 scenarios. Furthermore, limits are applied to Financial Assets and Risk Tiers. The Financial Assets comprise the Company’s equity and equity-like securities, as defined above, and have an established tolerance limit of $1.6 billion based on the internal model 1-in-100 return period. Additionally there are operational sub-limits for certain asset classes. The Risk Tiers consist of a classification of risk drivers which consider the following criteria:

•	Materiality

•	Risk driver expertise

•	Potential for superior risk-adjusted return over the cycle
Management monitors Tier 1 Risks on a periodic basis. The approved limits and the actual limits deployed at December 31, 2017 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2017		December 31, 2016
	Approved limit (1)	Actual deployed(1)	Approved limit(1)	Actual deployed(1)
Natural Catastrophe Risk	$1.6	$0.8	$1.6	$0.8
Longevity Risk(2)	$1.6	$0.9	$1.6	$0.7
Pandemic Risk	$1.6	$0.4	$1.6	$0.4
Casualty Risk	$1.6	$0.7	$1.6	$0.7
Standard Fixed Income Credit	$1.6	$0.8	$1.6	$1.0

(1)	The limits approved and the actual limits deployed in the table above are shown net of retrocession.

(2)	The longevity risk duration for modelling purposes extends to the full run-off rather than one year.

Tier 1 Risks

Tier 1 Risks consists of risk drivers which meet all three criteria of the Risk Tolerance Framework including materiality, risk driver expertise and potential for superior risk-adjusted return over the cycle. Additionally, the risk tolerance limit for this Risk Tier is $1.6 billion based on either the internal model 1-in-100 Value at Risk or a 1-in-100 scenario. The Tier 1 Risk Tier encompasses the following risk drivers:
Natural Catastrophe Risk
The Company defines this risk as the risk that the aggregate losses from natural perils materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. The Company considers both catastrophe losses due to a single large event and catastrophe losses that would occur from multiple (but potentially smaller) events in any year. The actual deployed figure shown for Natural Catastrophe Risk in the Tier 1 table above represents the modeled 1-in-100 Value at Risk of the annual aggregate natural catastrophe financial losses (i.e. losses minus premiums and expenses).
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
Casualty Risk
The Company defines this risk as the risk that the estimates of ultimate losses for casualty will prove to be too low, leading to the need for substantial reserve strengthening, which may result in operating and economic losses to the Company. Particularly in U.S. casualty, actual loss trends may in the future result to be higher than the assumptions underlying the Company’s ultimate loss estimates, resulting in ultimate losses that exceed recorded loss reserves. When loss trends prove to be higher than those underlying the reserving assumptions, the impact can be large because of an accumulation effect.
The Company manages and mitigates the reserving risk for casualty in a variety of ways. Underwriters and pricing actuaries follow a disciplined underwriting process that utilizes all available data and information, including industry trends, and the Company establishes prudent reserving policies for determining recorded reserves. These policies are systematic and Management endeavors to apply them consistently over time. See Liquidity and Capital Resources-Critical Accounting Policies and Estimates-Non-life and Life and Health Reserves in Item 5 of this report.
Standard Fixed Income Credit Risk
The Company defines this risk as the risk of a substantial increase in defaults in the Company’s standard fixed income credit securities (which includes investment grade corporate bonds and asset-backed securities) leading to realized investment losses or a significant widening of credit spreads resulting in realized or unrealized investment losses, either of which may result in economic losses to the Company. Investment losses of the magnitude that have the potential to exceed the Company’s risk tolerance are associated with the systemic impacts of severe economic and financial stress. As a result, the Company limits the exposure to the standard fixed income credit securities so that investment losses will be mitigated in an extreme economic or financial crisis.
Tier 1 Risks are monitored by the ERC and reported to the Board.
See also Quantitative and Qualitative Disclosures about Market Risk-Credit Spread Risk in Item 11 of this report.
Tier 2 Risks

Tier 2 Risks consists of risks drivers which meet two of the three criteria. Additionally, the risk tolerance limit is less than half of the Tier 1 Risk limit based on either the internal model 1-in-100 Value at Risk or a 1-in-100 scenario. The Tier 2 Risks encompasses the following risk drivers:
Mortgage Risk
The Company defines this risk as the risk that losses from mortgage reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. Mortgage insurance underwriting losses that have the potential to exceed the Company’s risk tolerance are associated with the systemic impacts of severe mortgage defaults, driven by large scale economic downturns and high unemployment. Localized or regional economic downturns are unlikely to have a large enough geographic footprint to create material losses exceeding the net premiums collected.
Credit and Surety Risk
The Company defines this risk as the risk that aggregated trade credit losses materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company. Trade credit losses of the magnitude that have the potential to exceed the Company’s risk tolerance are associated with the systemic impacts of severe economic and financial stress. In these events, with respect to underwriting, losses may arise from defaults of single large named insureds and from a high frequency of defaults of smaller insureds. In addition, trade credit risk is highly correlated with default and credit spread widening risk of the standard investment grade fixed income portfolio during times of economic stress or financial crises.
Tier 2 Risks are monitored by the ERC.
All other underwriting risks are considered as part of the Tier 3 Risks and are monitored by the Chief Underwriting Officer, Chief Investment Officer and corresponding Business Units.
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
Natural catastrophe risk is a source of significant aggregate exposure for the Company and is managed by setting risk tolerance and limits, as discussed above. Natural catastrophe perils can impact geographic regions of varying size and can have economic repercussions beyond the geographic region directly impacted.
The Company defines peril zones to capture the vast majority of exposures likely to be incorporated by typical modeled events. There is, however, no industry standard and the Company’s definitions of peril zones may differ from those of other parties.
The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates below. The Company’s PMLs represent an estimate of loss for a single event for a given return period. The table below discloses the

Company’s expected loss, 1-in-50, 1-in-100, and 1-in-250 year return period estimated loss for a single occurrence of a natural catastrophe event in a one-year period.
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
The Company’s single occurrence estimated net PML exposures (pre-tax and net of retrocession and reinstatement premiums) of the top ten natural catastrophe perils as at December 31, 2017 were as follows (in millions of U.S. dollars):

		December 31, 2017		December 31, 2016
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$556		$496
U.S. Northeast	Hurricane	573		560
U.S. Gulf Coast	Hurricane	586		502
Caribbean	Hurricane	175		165
Europe	Windstorm	403		387
Japan	Typhoon	209		190
California	Earthquake	512	$640	462	$595
British Columbia	Earthquake	143	306	161	317
Japan	Earthquake	330	368	315	349
Australia	Earthquake	152	222	187	258
New Zealand	Earthquake	140	201	147	211
Risk Mitigation
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
In addition to the retrocessional agreements, PartnerRe Europe has a Reserve Agreement in place with Colisée Re (see Liquidity and Capital Resources- Reserves in Item 5 of this report).
Regulation
The business of reinsurance is regulated in all countries in which we operate, although the degree and type of regulation varies significantly from one jurisdiction to another. Some jurisdictions impose complex regulatory requirements on reinsurance or licensed by governmental authorities. See Risk Factors - Legal and Regulatory Risks in Item 3 of this report.

Bermuda has been deemed Solvency II equivalent under the European Union’s (EU) Solvency II Directive, effective January 1, 2016. Bermuda has been granted equivalence for an unlimited period for all three relevant equivalence areas: Articles 172, 227 and 260, with the exception of rules on captives and special purpose insurers, which are subject to a different regulatory regime in Bermuda. This determination has resulted in Bermuda-based reinsurers being exempt from the requirement to post collateral in the EU and allows reinsurance contracts concluded with undertakings having their head office in Bermuda to be treated in the same manner as reinsurance contracts concluded with undertakings authorized in accordance with the Directive (Article 172); EU insurance groups can conduct their EU prudential reporting for a subsidiary in Bermuda under local rules instead of Solvency II if deduction and aggregation is allowed as the method of consolidation of group accounts (Article 227); and Bermuda insurance groups which are active in the EU are exempt from some aspects of group supervision in the EU as Member States will rely on the equivalent supervision exercised by the Bermuda Monetary Authority (BMA ) (Article 260).
One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group supervisor and the power of the BMA to make rules regarding Group Supervision for, amongst other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. This Group Supervision regime is in addition to the regulation of the Company’s various operating subsidiaries in their local jurisdictions. The BMA’s Group Supervision rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The Group solvency rules set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group. PartnerRe Bermuda is the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group supervisor of the Company and its subsidiaries. As Group supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the Group; (3) carrying out an assessment of the Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the Group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the Group; (6) coordinating any enforcement action that may need to be taken against the Group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
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
Effective January 1, 2014, the BMA imposed the Enhanced Capital Requirement (ECR) on the Company pursuant to its function as the Company’s group supervisor. The PartnerRe group’s ECR may be calculated by either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal capital model which the BMA has approved for use for this purpose. The Company currently uses the BMA standard model in calculating its group ECR requirements. In addition, the Company is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return and quarterly group unaudited financial returns.

The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formulae establishes on a consolidated basis capital requirements for eleven categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, premium risk, reserve risk, credit risk, catastrophe risk long-term insurance risk and operational risk.

Pursuant to the Insurance (Public Disclosure) Rules 2015, the BMA requires commercial insurers and insurance groups to prepare and publish a Financial Condition Report (FCR). The FCR provides an overview of the company’s financial condition including business performance, governance structure, risk profile, solvency valuation and capital management process. On June 30, 2017, PartnerRe Ltd. and each of its two Bermuda registered reinsurers submitted their first required FCRs for the year ended December 31, 2016 to the BMA. The FCR includes, among other disclosures, the respective company’s required and available statutory capital. The FCR is required to be filed with the BMA annually and published on the PartnerRe website within fourteen days of filing with the BMA. The FCR must be signed off by the CEO and either the chief risk officer or chief financial officer (CFO) declaring the appropriateness of the information contained in the FCR.
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
PartnerRe Bermuda is licensed as a Class 4, Class C and Class E insurer in Bermuda and is therefore authorized to carry on general and long-term insurance business. Significant aspects of the Bermuda insurance regulatory framework and requirements imposed on Class 4, Class C and Class E insurers such as PartnerRe Bermuda include the following:
Minimum Solvency Margin and Enhanced Capital Requirements. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed minimum solvency margin (MSM). The MSM that must be maintained by PartnerRe Bermuda with respect to its (A) general business is the greater of (i) $100 million, or (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), or (iii) 15% of net discounted aggregate loss and loss expense provisions and other insurance reserves, or (iv) 25% of its ECR as reported at the end of the relevant year; and (B) long-term business is the greater of $8 million or 2% of the first $500 million of assets plus 1.5% of assets above $500 million. Assets are defined as the total assets reported on an insurer’s balance sheet in the relevant year less the amount held in a segregated account;
Minimum Capital Requirements. While not specifically referred to in the Insurance Act, the BMA has also established a Target Capital Level (TCL) equal to 120% of its ECR. While an insurer is not currently required to maintain its statutory capital and surplus at this level, the TCL serves as an early warning tool for the BMA and failure to maintain statutory capital at least equal to the TCL will likely result in increased regulatory oversight.
Any applicable insurer which at any time fails to meet the MSM requirements must, upon becoming aware of such failure, immediately notify the BMA and, within 14 days thereafter, file a written report with the BMA describing the circumstances that gave rise to the failure and setting out its plan detailing specific actions to be taken and the expected time frame in which the company intends to rectify the failure.
Any applicable insurer which at any time fails to meet the ECR applicable to it will upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and, within 14 days of such notification, file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with: (1) unaudited interim standard accounting principles financial statements covering such period as the BMA may require, (2) the opinion of a loss reserve specialist where applicable, (3) a general business solvency certificate in respect of the financial statements and unaudited statutory economic balance sheet prepared in accordance with GAAP, (4) a capital and solvency return reflecting an ECR prepared using post-failure data, where applicable, (5) a long-term business solvency certificate in respect of those statements, where applicable and (6) the opinion of an approved actuary, where applicable.
To enable the BMA to better assess the quality of the insurer’s capital resources, applicable insurers are required to disclose the makeup of its capital in accordance with the “3-tiered capital system.”
Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital, lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2, and Tier 3 Capital may be used to support the insurer’s MSM, ECR, and TCL.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1, Tier 2, and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended. Under these rules, Tier 1, Tier 2, and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, in the ECR.
While the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
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
Reporting Requirements. PartnerRe Bermuda must prepare and submit, on an annual basis, both audited GAAP and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer.
Every insurer is also required to deliver to the BMA a declaration of compliance declaring whether or not that insurer has, with respect to the preceding financial year, (i) complied with the minimum criteria applicable to it, (ii) complied with its MSM and ECR as at its financial year-end, and (iii) where an insurer’s license has been issued subject to limitations, restrictions or conditions, that the insurer has observed such limitations, restrictions or conditions. The declaration of compliance must be signed by 2 directors and filed at the same time the insurer submits its statutory financial statements
Dividends and Distributions. The Insurance Act prohibits PartnerRe Bermuda, as an insurer registered as a Class E and as a Class 4 insurer from declaring or paying any dividends during any financial year if it is in breach of its MSM or if the declaration or payment of such dividends would cause such a breach. PartnerRe Bermuda is also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. Furthermore, under the Insurance Act, PartnerRe Bermuda shall not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least 7 days before payment of those dividends it files with the BMA an affidavit signed by at least two directors, and by PartnerRe Bermuda’s principal representative in Bermuda, which states that in the opinion of those signing, declaration of those dividends has not caused the insurer to fail to meet its relevant margins.
Generally, an insurer carrying on long-term business, such as PartnerRe Bermuda, is also restricted from declaring or paying a dividend unless the value of its assets in its long-term business fund exceeds the extent of the liabilities of the insurer’s long-term business.
Further, under the Bermuda Companies Act 1981, as amended, PartnerRe Bermuda may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.
In addition to the above, PartnerRe Bermuda maintains an operating branch in Canada and a representative office in Mexico. The Canadian branch is subject to regulation in Canada by the Office of the Superintendent of Financial Institutions (OFSI). For a further discussion of the regulations pertaining to the Canadian branch see below.
Ireland
The Central Bank of Ireland (the Central Bank) regulates insurance and reinsurance companies authorized in Ireland, including PartnerRe Europe and PartnerRe Ireland. PartnerRe Holdings Europe Limited, a holding company for PartnerRe Europe and PartnerRe Ireland, is not subject to regulation by the Central Bank. PartnerRe Europe is a reinsurance company incorporated under the laws of Ireland and is duly authorized as a reinsurance undertaking to carry on non-life and life reinsurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015. PartnerRe Ireland is an insurance company incorporated under the laws of Ireland and is duly authorized as an insurance undertaking to carry on non-life insurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015.
Significant aspects of the Irish re/insurance regulatory framework and requirements imposed on PartnerRe Europe and PartnerRe Ireland include the following:
Solvency Requirements. The Directive related to the solvency standards applicable to insurers and reinsurers prescribes, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources that both companies are required to have in order to cover the risks to which they are exposed and the principles that should guide their overall risk management and reporting.

This Directive became effective January 1, 2016. Under the Solvency II requirements, PartnerRe Europe and PartnerRe Ireland have similar governance requirements to those of PartnerRe Bermuda such as Balance Sheet, Own Risk and Solvency Assessment, Solvency and Financial Condition Report and a Regular Supervisory Report.
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
In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland, Dubai and Hong Kong and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch is subject to regulation by the Insurance Authority of Hong Kong. PartnerRe Ireland, pursuant to the Nonadmitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a nonadmitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states. PartnerRe Ireland has also established an operating branch in the U.K. which is subject to Irish insurance supervision regulations.
PartnerRe Europe and PartnerRe Ireland dac (PartnerRe Ireland) are parties to a regulatory investigation with the Central Bank of Ireland. On September 20, 2017, the Central Bank of Ireland (Central Bank) issued notices of commencement of investigation pursuant to Part IIIC of the Central Bank Act 1942, as amended (Act), to PartnerRe Europe and PartnerRe Ireland. In summary, the Central Bank is alleging contraventions of Corporate Governance Requirements for Insurance Undertakings 2015, Solvency II Regulations and the Commission Delegated Regulation (EU) 2015/35. We are cooperating with the investigation, however, we are unable to predict the investigation’s likely timing and outcome. While at this stage in the process, it is unclear whether we will have any liability related to these matters, the Company does not believe, at this time, this matter will have a material adverse effect on the Group’s business or the Group’s consolidated financial condition.
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
The Company also, through its 100% owned subsidiary Aurigen Capital Limited, owns 100% of PartnerRe Life Reinsurance Company of America (PLRA) a life reinsurance company which is subject to regulation under the insurance statutes and regulations of Arkansas and all states where PLRA is licensed, accredited or approved to underwrite reinsurance.

Risk-Based Capital Requirements. The Risk-Based Capital (RBC) for Insurers Model Act (the Model RBC Act), as it applies to property and casualty insurers and reinsurers, was initially adopted by the NAIC in December 1993. The Model RBC Act or similar legislation has been adopted by the majority of states in the U.S. The main purpose of the Model RBC Act is to provide a tool for insurance regulators to evaluate the capital of insurers with respect to the risks assumed by them and to determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their RBC calculations as part of the statutory annual statements that such insurers and reinsurers file with state insurance regulatory authorities. The Model RBC Act provides for four different levels of regulatory actions, each of which may be triggered if an insurer’s Total Adjusted Capital (as defined in the Model RBC Act) is less than a corresponding level of risk-based capital. Decreases in an insurer’s Total Adjusted Capital as a percentage of its Authorized Control Level (as defined in the Model RBC Act) triggers increasing regulatory actions. Such regulatory actions include but are not limited to issuance of orders for corrective action by the insurer, rehabilitation or liquidation of the insurer.
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
In addition to the above, the Dodd-Frank Act currently impacts the PartnerRe U.S. Insurance Companies. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the U.S. and established a Federal Insurance Office (FIO) within the U.S. Treasury Department. Although the FIO does not have general supervisory or regulatory authority over the business of insurance or reinsurance, it is charged with monitoring all aspects of the insurance industry, consulting with state insurance regulators, assisting in administration of the TRIA and other duties. Furthermore, the director of the FIO is a non-voting member of the multi-agency Financial Stability Oversight Council (FSOC), and the FSOC may, among other things, subject an insurance company or an insurance holding company to heightened prudential standards in accordance with Title I of the Dodd-Frank Act following an extended determination process (which can require that such insurance company be subject also to supervision by the Board of Governors of the Federal Reserve System). The Dodd-Frank Act also made small changes to the regulation of credit for reinsurance and surplus lines insurance in the U.S. See Risk Factors in Item 3 of this report.
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

Canada
Canadian branches of PartnerRe Bermuda and PartnerRe U.S. hold licenses to write reinsurance business in Canada. Each Canadian branch is authorized to insure, in Canada, risks falling within the classes of insurance and reinsurance as specified in their respective licenses and is limited to the business of reinsurance. The Canadian branch of PartnerRe Bermuda is licensed to write life business in Ontario. The Canadian branch of PartnerRe U.S. is licensed to write property and casualty business in Ontario. Each Canadian branch is subject to local regulation for its Canadian branch business, specified principally pursuant to Part XIII of the Insurance Companies Act (the Canadian Insurance Act) applicable to foreign property and casualty companies and to foreign life companies as well as relevant provincial insurance acts. Office of the Superintendent of Financial Institutions (OSFI) supervises the application of the Canadian Insurance Act.
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
Taxation of the Company and its Subsidiaries
The following summary of the taxation of PartnerRe and its subsidiaries, PartnerRe Bermuda, PartnerRe Europe, PartnerRe Asia, and PartnerRe U.S. Corporation and its subsidiaries (collectively PartnerRe U.S. Companies) is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
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
Canada
The Canadian life branch of PartnerRe Bermuda, the Canadian non-life branch of PartnerRe U.S. and PartnerRe Life Reinsurance Company of Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2017. See also the discussion of taxation in the United States below.
France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. Since January 1, 2016, the tax on corporate profits in France has been 34.43%.
The French Bill for 2018, enacted on December 30, 2017, includes a graduated decrease of the statutory corporate income tax rate from 34.43% in 2017 to 25.83% in 2022, including all applicable surtaxes. See also the discussion of taxation in Ireland below.
Ireland
The Company’s Irish subsidiaries, PartnerRe Holdings Europe Limited, PartnerRe Europe, PartnerRe Ireland and PartnerRe Ireland Finance dac conduct business in and are subject to taxation in Ireland. Profits of an Irish trade or business are subject to Irish corporation tax at the rate of 12.5%, whereas profits arising from other than a trade or business are taxable at the rate of 25%. The Swiss, U.S. and French branches and subsidiaries of PartnerRe Europe are subject to taxation in Ireland at the Irish corporation tax rate of 12.5%. However, under Irish domestic tax law, the amount of tax paid in Switzerland, U.S. and France can be credited or deducted against the Irish corporation tax. As a result, the Company does not expect to incur significant taxation in Ireland with respect to the Swiss, U.S. and French branches.
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
In addition, PartnerRe Europe and PartnerRe Ireland writes certain U.S. facultative and Latin American business, through its U.S. reinsurance intermediaries. As a result, PartnerRe Europe is deemed to be engaged in a U.S. trade or business and thus is subject to taxation in the U.S. Finally, PartnerRe Capital Investments Corp. (PCIC) and PartnerRe Life Reinsurance Company of America (PRLA) are also U.S. corporations subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 35%, reducing to 21% for tax years beginning after December 31, 2017. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for its U.S. intermediaries, PCIC and PRLA, will be required to pay U.S. corporate income taxes

(other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 35%, reducing to 21% for tax years beginning after December 31, 2017, for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 54%, 45% for tax years beginning after December 31, 2017, on the net income connected with a U.S. trade or business.
Foreign corporations not engaged in a trade or business in the U.S. are subject to U.S. income tax, effected through withholding by the payer, on certain fixed or determinable annual or periodic gains, profits and income derived from sources within the U.S. as enumerated in Section 881(a) of the Internal Revenue Code, such as dividends and interest on certain investments.
For tax years beginning after December 31, 2017, the U.S. will impose a base erosion and anti-abuse tax (BEAT) on certain payments from entities subject to U.S. tax to related foreign persons, also referred to as base erosion payments. Base erosion payments generally include any amounts that are deductible, including reinsurance premiums ceded to a related foreign person. Entities that meet certain thresholds are required to pay the new minimum base erosion and anti-abuse tax. The minimum BEAT is based on the excess of a percentage of the entities’ modified taxable income over its regular tax liability for the year, but the amount cannot be less than zero. The modified taxable income is taxed at 5% in 2018, 10% in 2019 through 2025, and 12.5% thereafter. This provision generally applies to entities that are subject to US net income tax with average annual gross receipts of at least $500 million and that have made foreign related-party deductible payments totaling 3% or more of the entities’ total deductions for the year. The BEAT is effective for base erosion payments paid or accrued in taxable years beginning after 31 December 2017.
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
At December 31, 2017, the Company was not a party to any litigation or arbitration that it believes could have a material effect on the financial condition, results of operations or liquidity of the Company.
Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates have knowingly engaged in certain activities, transactions or dealing with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the U.S. by non-U.S. entities and even when such activities were conducted in compliance with applicable law.
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

Though the intermediary of non-Iranian brokers, a non-U.S. subsidiary of the Company, entered into:

•
A four layers property excess of loss reinsurance treaty with Bimeh Iran which is an entity that has been identified as owned or controlled by the Government of Iran and appears on the List of Persons Identified as Blocked Solely Pursuant to Executive Order 13599. The agreement was executed in 2017 and coverage began on January 1, 2017 for one year. Expected gross revenue is €177 thousand (approximately $218 thousand) and expected net profit attributable to the contract is €47 thousand (approximately $58 thousand). The subsidiary intends to continue providing such coverage in accordance with applicable law.

•
A three layers marine excess of loss reinsurance treaty with Bimeh Iran. The agreement was executed in 2017 and coverage began on July 1, 2017 for one year. Expected gross revenue is €129 thousand (approximately $160 thousand) and expected net profit attributable to the contract is €23 thousand (approximately $28 thousand). The subsidiary intends to continue providing such coverage in accordance with applicable law.

•
A three layers property catastrophe excess of loss reinsurance treaty with an Iranian pool of insurers of which one member is Bimeh Iran. The agreement was executed in 2017 and coverage began on September 23, 2017 for one year. Expected gross revenue is IRR 4,635 million (approximately $124 thousand) and expected net loss attributable to the contract is IRR 4,947 million ($132 thousand). The subsidiary intends to continue providing such coverage in accordance with applicable law.

C. Organizational Structure
On March 18, 2016, following receipt of regulatory approvals, the Company's publicly held common shares were acquired by Exor N.V., a subsidiary of EXOR S.p.A., one of Europe’s leading investment companies controlled by the Agnelli family.
In October 2016, Exor N.V. changed its name to EXOR Nederland N.V. In December 2016, EXOR S.p.A. merged with and into EXOR HOLDING N.V., a newly formed entity organized in the Netherlands and, in conjunction with the merger, EXOR HOLDING N.V. changed its name to EXOR N.V. EXOR N.V. is listed on the Milan Stock Exchange.
In addition to the Company, significant subsidiaries of EXOR N.V. include Fiat Chrysler Automobiles, CNH Industrial, Ferrari, The Economist Group and Juventus Football Club.
The Company’s principal operating subsidiaries at December 31, 2017 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
Partner Reinsurance Asia Pacific Pte. Ltd.	Singapore	100%
See Exhibit 8.1 to this annual report on Form 20-F for a listing of all of the Company’s subsidiaries.

D. Property, Plants and Equipment
The Company leases office space in Hamilton (Bermuda) where its principal executive offices are located. Additionally, the Company leases office space in various other locations, principally in Dublin, Stamford, Connecticut in the U.S., Toronto, Paris and Zurich.
In 2017, the Company purchased from a related party certain real estate investments located in the U.K. See Note 19 to the Consolidated Financial Statements in Item 18 for further details.

ITEM 4.A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussions should be read in conjunction with our consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 in Item 18 of this report.
The financial results below are presented in U.S. dollars as the reporting currency. The financial information presented below is based on, or has been derived from the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report.
This discussion includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those expressed or implied by the forward-looking statements. See G. Safe Harbor section below and Risk Factors in Item 3 of this report for a discussion of risks and uncertainties.
Executive Overview
The Company is a leading global reinsurer, with a broadly diversified and balanced portfolio of traditional reinsurance risks and capital markets risks. The Company has three segments: P&C, Specialty, Life and Health (see Results by Segment below).
The Company is in the business of assessing and assuming risk for an appropriate return. The Company creates value through its ability to understand, evaluate, diversify and distribute risk. The Company's strategy is founded on a capital-based risk appetite and the selected risks that management believes will allow the Company to meet its goals for appropriate profitability and risk management within that appetite. Management believes that this construct allows the Company to balance the cedant’s need for confidence of claims payment with shareholder needs for an appropriate return on their capital.
The Company’s long-term objective is to manage a portfolio of diversified risks that will create shareholder value. The Company’s profitability in any particular period can be significantly affected by large catastrophic or other large losses and the impact of changes in interest rates on the fair value of investments (see Key Factors Affecting Year-over-Year Comparability below). Accordingly, the Company’s performance during any particular period is not necessarily indicative of its performance over the longer-term reinsurance cycle.
Industry Environment, Strategic Initiatives and Capital Management
In spite of the challenging and limited growth environment experienced in the reinsurance industry for a number of years, the need for reinsurance is not diminishing. To the contrary, the reinsurance environment is becoming more and more complex, as the traditional forms of risk are increasingly exposed to globalization and urbanization and new forms of risks develop (such as cyber, geopolitical and supply chain). Factors such as a high protection gap in the Non-life and Life and Health reinsurance and emerging markets, as well as primary insurers needs to reduce volatility in earnings, further increase the need for reinsurance. While the alternative capital market has been growing, it cannot replace traditional reinsurers whose balance sheets can absorb risks more efficiently, especially in medium and long tail lines of business.
The Company believes that overall, reinsurance will broadly remain a cyclical market, albeit of less amplitude, primarily as a result of excess capital, and that the cycles will become more specific and local, with less global amplitude. The Company's strategy is to focus on reinsurance of business written by our cedants, and not compete with our clients through directly writing or assuming insurance risks.
Among the Company's strategic priorities are growing the non-life footprint with selected clients and brokers, using retrocession to enhance balance sheet and relevance, and growing the Life and Health book in targeted product segments and geographies. The Company is focused on striking the right balance between top down and bottom up risk selection by broadening scope and client penetration for well-understood, efficient risk classes and keeping a selective approach for less predictable risk patterns.
During 2017, the Company continued to execute its growth strategy in the Life and Health segment by completing the acquisition of Aurigen expanding its life reinsurance footprint in Canada and the U.S. In addition, as a result of the reorganization of the Company's support units and initiated other cost-saving initiatives following the closing of the acquisition by Exor N.V., the Company has achieved operational cost savings.
See Risk Factors in Item 3 of this report for a description of risks that may affect our business.
The following discussion provides an overview of business operations, trends and the outlook for 2018 with respect to each of the Company’s Non-life, Life and Health and Investment operations.
Non-life reinsurance operations, trends and 2018 outlook
The Company generates its non-life reinsurance revenue from premiums. Premium rates and overall terms and conditions vary depending on market conditions. Pricing cycles are driven by supply of capital in the industry and demand for reinsurance and insurance and other risk transfer products. The reinsurance business is also influenced by several other factors, including variations in interest rates and financial markets, changes in legal, regulatory and judicial environments, loss trends, inflation and general economic conditions.
In an increasingly competitive market environment, and considering increased regulatory and rating agency expectations, the Company continues to focus on its risk management strategy, financial strength, underwriting selection process and global presence. The Company removes the volatility associated with those risks from the client, and then manages those risks and the risk-related volatility. Through its broad product and geographic diversification, the Company is able to achieve portfolio diversification of risks, and its execution capabilities and global presence enables the Company to respond quickly to market needs.
A key challenge facing the Company is successfully managing risk through all phases of the reinsurance cycle. The Company believes that its long-term strategy of closely monitoring and being selective in the business that it writes, and maintaining the diversification and balance of its portfolio, will optimize returns over the reinsurance cycle. Individual businesses and markets have their own unique characteristics and are at different stages of the reinsurance pricing cycle at any given point in time. Management believes the Company has an appropriate portfolio diversification by product, geography, type of business, length of tail and distribution channel. Further, management believes that this diversification, in addition to the financial strength of the Company and its strong global franchise, will help to mitigate cyclical declines in underwriting profitability.
The Non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has been experiencing a soft market with general decreases in pricing and profitability. Following recent large catastrophe losses during the third and fourth quarters of 2017, the catastrophe exposed business has experienced price increases. However, the availability of capital is reducing the amplitude of cycles compared to the past.

The Company writes a large majority of its business on a treaty basis and the majority of the non-life treaty business renews on January 1. The remainder of this business renews at other times during the year. In addition to treaty business, the Company writes direct and facultative business which renews throughout the year.
The outlooks for 2017 for each of the P&C and Specialty segments are summarized as follows:
2018 P&C Segment Outlook
During the January 1, 2018 renewals, the Company observed improving pricing, with a double-digit rate increase in North America property catastrophe rates along with improving profit margins in other P&C segments globally. The expected premium volume from the Company’s January 1, 2018 renewals, at constant foreign exchange rates, increased compared to the prior year renewal. As a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue in the future.
2018 Specialty Segment Outlook
During the January 1, 2018 renewals, the Company generally observed improved pricing in most lines of business within the Specialty segment. The expected premium volume from the Company’s January 1, 2018 renewal, at constant foreign exchange rates, increased compared to the prior year renewal. As a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue in the future.
Life and Health reinsurance operations, trends and 2018 outlook
The Company’s Life and Health segment derives revenues primarily from premiums. Within the Life and Health segment, the Company writes mortality, longevity, and accident and health products. Management believes the Life and Health business provides the Company with diversification benefits and balance to its portfolio as they are generally not correlated to the Company’s Non-life business.
The profitability of the life and accident and health business mainly depends on the volume and amount of death claims incurred, medical claims and expenses, and the ability to adequately price the risk the Company assumes. The majority of the life premium arises from long-term in-force contracts. The life reinsurance policies are often in force for the remaining lifetime of the underlying individuals insured, with premiums earned typically over a period of 10 to 30 years. The volume of the business may be reduced each year by lapses, voluntary surrenders, death of insureds and recaptures by ceding companies. While death claims are reasonably estimated over a period of many years, claims become less predictable over shorter periods and can fluctuate significantly from period to period. Similarly, while the volume of medical claims can be predicted to a certain extent, the amount of claims and expenses depends on various factors, primarily healthcare inflation rates, driven by a shift towards the older population, reliance on expensive medical equipment and technology, and changes in demand for healthcare services over time.
Compared to the Non-life markets, the Life and Health reinsurance markets are more concentrated, with fewer market participants.
2018 Life and Health Outlook
The January 1, 2018 renewal for Life business is not relevant, as it only impacts the short-term mortality in-force premium, which is a relatively limited portion of the Life portfolio. Management expects moderate continued growth in the Company’s Life portfolio in 2018 assuming constant foreign exchange rates, mainly due to growth in Canada following the Aurigen acquisition. Pricing conditions are not expected to materially differ from 2017. The renewal of the Company's Health business was relatively stable compared to the prior year as a result of non-renewal of certain business being offset by rate increases.
Investment operations, trends and 2018 outlook
The Company generates revenue from its high quality investment portfolio through net investment income, including interest on fixed maturities, interest in earnings of equity method investments, and realized and unrealized gains on investments.
For the Company’s investment risks, which include public, private market and real estate investments, diversification of risk is critical to achieving the risk and return objectives of the Company.
The Company allocates its invested assets into two categories: liability funds and capital funds. The Company’s investment policy distinguishes between liquid, high quality (investment grade) assets that support the Company’s liabilities, and the more diversified, higher risk asset classes that are allowed within the Company’s capital funds (see B. Liquidity and Capital Resources below for a discussion of liability and capital funds).
While there will be periods where such investments may earn less than the risk-free rate of return, or potentially produce negative results, the Company believes the rewards for assuming these risks in a disciplined and measured way will produce a positive excess return to the Company over time. Additionally, since a portion of our investment risks are not fully correlated with the Company’s reinsurance risks, this increases the overall diversification of the Company’s total risk portfolio.
The Company follows prudent investment guidelines through a strategy that seeks to maximize returns while managing investment risk in line with the Company’s overall objectives of earnings stability and long-term book value growth. A key challenge for the Company is achieving the right balance in changing market conditions. The Company regularly reviews the allocation of investments to asset classes within its investment portfolio and its funds held–directly managed account and allocates investments to those asset classes the Company anticipates will outperform in the future, subject to limits and guidelines. Similarly, the Company reduces its exposure to asset classes where returns are deemed unattractive. The Company may also lengthen or shorten the duration of its fixed maturity portfolio in anticipation of changes in interest rates, or increase or decrease the amount of credit risk it assumes, depending on credit spreads and anticipated economic conditions.
In 2017, the Company's investment portfolio benefited by a market environment characterized by relatively low volatility, and positive performance of most asset classes, particularly at the higher end of the risk spectrum. In particular, the Company benefited from positive performances in public and private equity, as well as in real estate. Compression of credit spreads resulted in gains in the investment-grade corporate bond portfolio, more than offsetting the losses generated by the moderate increase in U.S. risk-free rates.
Assuming constant foreign exchange rates and absence of negative cash flows related to catastrophic or large loss events, management expects net investment income in 2018 to be comparable to 2017.
A. Operating Results
Following the acquisition of the Company’s common shares by Exor N.V. (subsequently renamed EXOR Nederland N.V.) in March 2016, all of the Company’s publicly traded common shares and all treasury shares were canceled. At December 31, 2017 and 2016, EXOR Nederland N.V. holds 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. Accordingly, per share data is not considered meaningful and is no longer presented by the Company.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s results for the years ended December 31, 2017, 2016 and 2015 include large catastrophic and large loss events, volatility in capital markets and non-recurring other expenses. These factors may continue to affect our results of operations and financial condition in the future.
Large Catastrophic and Large Loss Events
As the Company’s reinsurance operations are exposed to low-frequency and high-severity risk events, some of which are seasonal, results for certain periods may include unusually low loss experience, while results for other periods may include modest or significant loss experience driven by catastrophic losses. The Company considers losses greater than $35 million, net of retrocession and reinstatement premiums, to be large catastrophic or large loss events.

The combined impact of the large catastrophic and large losses on the Company’s operating results for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions of U.S. dollars):

	2017			2016			2015
	P&C segment	Specialty segment	Total Non-life(1)	P&C segment	Specialty segment	Total Non-life(2)	P&C segment	Specialty segment	Total Non-life(3)
Large catastrophic and large losses	$508	$61	$569	$110	$46	$156	$37	$22	$59
Impact on combined ratio			15.4%			4.0%			1.5%

(1)
Large catastrophic and large losses for 2017 are net of retrocession and reinstatement premiums and were comprised of $449 million related to the 2017 Hurricanes and $120 million related to the California Wildfires.

(2)
Large catastrophic and large losses for 2016 are net of retrocession and reinstatement premiums and were comprised of $69 million related to the Canadian Wildfires, $45 million related to Hurricane Matthew and $42 million related to the Ghana energy loss.

(3)	Large losses of $59 million for 2015 are net of retrocession and represent losses related to the Tianjin Explosion.

The combined ratio is presented and defined in Note 20 to the Consolidated Financial Statements in Item 18 of this report.

Volatility in Capital Markets
Operating results for the years ended December 31, 2017, 2016 and 2015 were significantly impacted by the volatility in the capital markets with the Company reporting net realized and unrealized gains (losses) on investments in net income as follows (in millions of U.S. dollars):

Year ended December 31,	Total
2017	$232
2016	$26
2015	$(297)
In 2017, corporate bond spreads narrowed, equity markets increased and U.S. risk-free rates increased, resulting in a net realized and unrealized gain on investments recorded in net income.
In 2016, U.S. risk-free interest rates increased at the end of the year and credit spreads narrowed compared to December 31, 2015, resulting in a modest net realized and unrealized gain on investments recorded in net income.
In 2015, U.S. risk-free interest rates increased, credit spreads widened and worldwide equity markets deteriorated. The result of these movements was a net realized and unrealized loss on investments recorded in net income.
Other Expenses
The results for the years ended December 31, 2017, 2016 and 2015 were significantly impacted by certain expenses that are reasonably expected to not recur, included within Other expenses, as follows (in millions of U.S. dollars):

Year ended December 31,	Total
2017	$33
2016	$128
2015	$411
See Review of Net Income below and Note 21 to the Consolidated Financial Statements in Item 18 for further details of the non-recurring expenses noted above.
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
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:

•	the U.S. dollar ending exchange rate weakened against most currencies at December 31, 2017 compared to December 31, 2016;

•	the U.S. dollar average exchange rate for the year weakened against most major currencies with the exception of GBP and the Japanese yen which strengthened, in 2017 compared to 2016; and

•	the U.S. dollar average exchange rate for the year was stronger against most currencies, except the Japanese yen, in 2016 compared to 2015.
The above fluctuations impacted individual line items of the Company’s Consolidated Statement of Operations, however, the overall net impact is not significant due to the matching of assets and liabilities by currency and due to the hedging of material foreign exchange exposures. See also section B. Liquidity and Capital Resources—Currency below for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.

Review of Net Income
The components of net income for the years ended December 31, 2017, 2016 and 2015 are presented in the Company’s Consolidated Statements of Operations, and the breakdown by segment in Note 20 to the Consolidated Financial Statements in Item 18 of this report.
Management analyzes the Company’s net income in three parts: underwriting result, investment result and other components of net income or loss not allocated to the Company’s Non-life and Life and Health segments (included in Corporate and Other component). These components for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Underwriting result	(88)	252	619
Investment result	720	414	159
Corporate and Other	$(368)	$(219)	$(671)
Net income	$264	$447	$107
The components of net income, and changes for the years presented above, are described below.

Underwriting Result
Underwriting result consists of net premiums earned and other income less losses and loss expenses, acquisition costs and other expenses. Underwriting result is a primary measure of underlying profitability for the Company’s core reinsurance operations, separate from the investment results, and is used to manage and evaluate the Company's Non-life segments (P&C and Specialty) and Life and Health segment. The Company believes that in order to enhance the understanding of its profitability, it is useful for our shareholders and other users of this report to evaluate the components of net income or loss separately and in the aggregate. Underwriting result should not be considered a substitute for net income or loss and does not reflect the overall profitability of the business, which is also impacted by investment results and other items.
The Non-life and Life and Health underwriting results for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Non-life	$24	$249	$584
Life and Health	(112)	3	35
Total underwriting result	(88)	252	619
The Non-life and Life and Health underwriting results for the years ended December 31, 2017, 2016 and 2015 were comprised as follows (in millions of U.S. dollars):

	2017			2016			2015
	Total Non-life	Life and Health	Total	Total Non-life	Life and Health	Total	Total Non-life	Life and Health	Total
Technical result	$129	$(65)	$64	$476	$59	$535	$803	$92	$895
Other (loss) income(1)	(1)	14	13	2	10	12	—	6	6
Other expenses(1)	(104)	(61)	(165)	(229)	(66)	(295)	(219)	(63)	(282)
Underwriting result	$24	$(112)	$(88)	$249	$3	$252	$584	$35	$619

(1) Other income or loss and other expenses above represent expenses allocated to the segments and include direct expenses and certain other expenses that vary with the volume of business. The indirect fixed costs are not allocated to segments and are presented in Corporate and Other below.
Non-life segments
The Non-life underwriting result and combined ratio for 2017 primarily reflected large catastrophic losses related to the 2017 Hurricanes and California Wildfires. The Non-life combined ratio benefited from net favorable prior year development of $448 million (12.2 points on the combined ratio) with both the P&C and Specialty segments experiencing net favorable development.

The Non-life underwriting result and combined ratio for 2016 primarily reflected losses from the Canadian wildfires, hurricane Matthew and an energy loss. The Non-life combined ratio benefited from net favorable prior year development of $677 million (17.6 points on the combined ratio) for 2016, with both the P&C and Specialty segments experiencing net favorable development.
The Non-life underwriting result and combined ratio in 2015 reflected increasingly competitive pricing and conditions, resulting in higher downward prior year premium adjustments and large losses related to the Tianjin Explosion. The net favorable prior year development of $831 million (20.5 points on the combined ratio) was driven by both Non-life segments.
Life and Health segment
The underwriting loss in the Life and Health segment in 2017 was primarily due to losses in Health, partially offset by gains in Life.
The underwriting gain in 2016 and 2015 was due to positive contribution from both Life and Health business, driven by favorable prior year development.
See Results by Segment below for further details and Note 8(a) to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.
Investment Result
Investment result consists of net investment income, net realized and unrealized investment gains or losses and interest in earnings or losses of equity method investments. Net investment income includes interest, dividends and amortization of premiums and discounts on fixed maturities and short-term investments, rental income on investments in real estate as well as investment income on funds held and funds held–directly managed, and is net of investment expenses, generated by the Company’s investment activities, and withholding taxes. Net realized and unrealized investment gains or losses include sales of the Company’s fixed income, equity and other invested assets and investments underlying the funds held–directly managed account and changes in net unrealized gains or losses. Interest in earnings or losses of equity method investments represents the Company’s aggregate share of earnings or losses related to several private placement investments and limited partnership interests.
The components of the investment result for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Net investment income	402	411	450
Net realized and unrealized investment gains (losses)	232	26	(297)
Interest in earnings (losses) of equity method investments	86	(23)	6
Total investment result	720	414	159
Net Investment Income
Net investment income by asset source for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions of U.S. dollars):

	2017	2016	2015
Fixed maturities, short-term investments and cash and cash equivalents	$388	$398	$426
Equities	—	4	31
Funds held and other	29	34	27
Funds held–directly managed	8	10	12
Investment expenses	(23)	(35)	(46)
Net investment income	$402	$411	$450
2017 compared to 2016
Net investment income decreased in 2017 compared to 2016 due to the partial sale of the principal finance portfolio in the fourth quarter of 2016, which was partially offset by the inclusion of Aurigen's portfolio, increases in reinvestment rates in the U.S. and Canada, a higher allocation to investment grade corporate bonds and lower investment expenses during the year.

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
Net Realized and Unrealized Investment Gains (Losses)
The Company’s portfolio managers have a total return investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. To meet this objective, it is often desirable to buy and sell securities to take advantage of changing market conditions and to reposition the investment portfolios. Accordingly, recognition of realized gains and losses is considered by the Company to be a normal consequence of its ongoing investment management activities. In addition, the Company recognized changes in fair value for substantially all of its investments as changes in unrealized investment gains or losses in its Consolidated Statements of Operations. Realized and unrealized investment gains and losses are generally a function of multiple factors, with the most significant being prevailing interest rates, credit spreads and equity market conditions.
The components of net realized and unrealized investment gains (losses) for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Net realized investment gains	22	103	172
Change in net unrealized investment gains or losses	210	(77)	(469)
Net realized and unrealized investment gains (losses)	$232	$26	$(297)
The net realized and unrealized investment gains of $232 million in 2017 were primarily due to narrowing of corporate bond spreads and increases in equity markets, partially offset by increases in U.S. risk-free interest rates. Net realized investment gains were primarily driven by gains on fixed maturities and short-term investments and net unrealized gains were primarily driven by fixed maturities and short-term investments, equities and other invested assets.
The net realized and unrealized investment gains of $26 million in 2016 were primarily due to narrowing of credit spreads, partially offset by increases in U.S. risk-free interest rates at the end of the year. Net realized investment gains in 2016 were primarily driven by gains on fixed maturities and short-term investments and net unrealized losses were primarily driven by fixed maturities and short-term investments.
The net realized and unrealized investment losses of $297 million in 2015 were primarily due to increases in U.S. risk-free interest rates, the widening of credit spreads, decreases in worldwide equity markets and realized losses on treasury note futures. Net realized investment gains in 2015 were primarily driven by gains on equities and net unrealized losses were primarily driven by equities and fixed maturities and short-term investments.
See also Note 3 to the Consolidated Financial Statements in Item 18 for further details.
Interest in Earnings (Losses) of Equity Method Investments
The interest in earnings in equity method investments of $86 million in 2017 was primarily due to a significant gain related to Almacantar, a privately held real estate investment and development group.
The losses of $23 million in 2016 and gains of $6 million in 2015 were due to the Company’s aggregate share of earnings or losses related to several private placement investments and limited partnerships.
Corporate and Other
The following are components of net income (in millions of U.S. dollars) that the Company does not allocate to segments, in line with the way the Company manages its business, as described above.

	2017	2016	2015
Other income not allocated to the segments(1)	2	3	3
Other expenses not allocated to the segments	(183)	(177)	(509)
Interest expense	(42)	(49)	(49)
Loss on redemption of debt	(2)	(22)	—
Amortization of intangible assets	(25)	(26)	(27)
Net foreign exchange (losses) gains	(108)	78	(9)
Income tax expense	(10)	(26)	(80)
Corporate and Other	$(368)	$(219)	$(671)

(1) Other income includes income on insurance-linked securities. Other income for 2017 also includes a bargain purchase gain on the Aurigen acquisition of less than $1 million. Other income for 2016 and 2015 also includes principal finance transactions within the investment portfolio.
Other Expenses
The Company allocates direct expenses and certain other expenses that vary with the volume of business to its operating segments. These expenses are included in underwriting result above and are presented in Results by Segment below. The indirect fixed costs are not allocated to segments and are presented in Corporate and Other.
The Company’s total other expenses, included in the underwriting result and in Corporate and other, for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars, except ratios):

	2017	2016	2015
Other expenses, as reported	$348	$472	$791
Other transaction and severance related costs	(33)	(128)	(411)
Other expenses, as adjusted for various transaction and severance related costs	$315	$344	$380
Other expenses, as adjusted, as a % of total net premiums earned	6.3%	6.9%	7.2%
2017 compared to 2016
Other expenses, as reported, decreased by $124 million, or 26%, in 2017 compared to 2016 primarily due to the efficiency actions undertaken following the closing of the acquisition by Exor N.V. and lower reorganization and transaction costs, partially offset by the inclusion of Aurigen expenses. In 2017, other expenses include $33 million of transaction costs primarily related to the reorganization costs and the acquisition of Aurigen (see Note 21 to the Consolidated Financial Statements in Item 18 of this report for further details).
2016 compared to 2015
Other expenses, as reported, decreased by $319 million, or 40%, in 2016 compared to 2015 primarily due to a termination fee and reimbursement of expenses of $315 million to Axis Capital Holdings Limited (Axis) for terminating an amalgamation agreement previously entered into in January 2015. The Company also expensed $71 million of other transaction and reorganization related costs in addition to $25 million pursuant to an earn-out agreement with former shareholders of Presidio.
In addition, other transaction and severance related costs were $57 million higher in 2016 compared to 2015, primarily as a result of the closing of the acquisition by Exor N.V. in March 2016 and costs related to the reorganization of the Company’s operations (see Note 21 to the Consolidated Financial Statements in Item 18 of this report for further details).
Interest Expense
Interest expense in 2017 decreased compared to 2016 and 2015 due to the optimization of the Company's capital structure through the issuance of a 750 million Euro-denominated bond in September 2016 and the redemption of certain high coupon senior notes and preferred shares during the fourth quarter of 2016 (see below and Note 10 to Consolidated Financial Statements in Item 18 of this report for further details).
Loss on Redemption of Debt
The loss on redemption of debt in 2017 and 2016 relates to debt settled by Aurigen in 2017 and redemption of the $250 million 2008 senior notes in 2016, representing a make whole provision related to future interest foregone as a result of the early retirement (see Note 10 to the Consolidated Financial Statements in Item 18 for further details of the Company’s redemption of senior notes).
Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012 and Aurigen in 2017. See Note 7 to the Consolidated Financial Statements in Item 18 for further details of the Company’s intangible assets and amortization.
Net Foreign Exchange Losses (Gains)
The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report.
The net foreign exchange losses in 2017 resulted primarily from the impact of the weakening of the U.S. dollar on certain unhedged non-U.S. denominated liabilities and the cost of hedging activities.
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
Income Taxes
The effective income tax rate, which the Company calculates as income tax expense or benefit divided by net income or loss before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax net income or loss in any given period between different jurisdictions. The geographic distribution of pre-tax net income or loss can vary significantly between periods due to, but not limited to, the following factors: the business mix of net premiums earned, the geographic location, quantum and nature of net losses and loss expenses and life policy benefits incurred, the quantum and geographic location of other expenses, net investment income, net realized and changes in unrealized investment gains and losses and the quantum of specific adjustments to determine the income tax basis in each of the Company’s operating jurisdictions. In addition, a significant portion of the Company’s gross and net premiums are written and earned in Bermuda, a non-taxable jurisdiction, including the majority of the Company’s catastrophe business, which can result in significant volatility in the Company’s pre-tax net income or loss from period to period.
The Company’s income tax expense and effective income tax rate for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Income tax expense	$10	$26	$80
Effective income tax rate	3.8%	5.5%	42.6%

Income tax expense and the effective income tax rate during 2017, 2016 and 2015 were primarily driven by the geographic distribution of the Company’s pre-tax net income between its various jurisdictions.
The recent enactment of the Tax Cuts and Jobs Act in the U.S. resulted in a charge of $5 million in the fourth quarter of 2017.
In 2016, the income tax expense included a tax benefit of $29 million recorded following the favorable outcome of certain tax litigation and favorable adjustments related to certain tax-exempt bonds.
In 2015, the Company’s non-taxable jurisdictions recorded a pre-tax net loss with no associated tax benefit, driven primarily by the termination fee and reimbursement of expenses paid to Axis of $315 million.
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See the description of the Company’s segments, including a discussion of how the Company measures its segment results, in Note 20 to the Consolidated Financial Statements included in Item 18 of this report.

P&C Segment
The components of the technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios, which are calculated as a percentage of net premiums earned, for the P&C segment for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars, except ratios):

	2017	2016	2015
Gross premiums written	$2,255	$2,269	$2,371
Net premiums written	$1,996	$2,061	$2,236
Net premiums earned	$1,963	$2,086	$2,240
Losses and loss expenses(1)	(1,620)	(1,248)	(1,129)
Acquisition costs	(495)	(556)	(570)
Technical result	$(152)	$282	$541
Other income	—	3	—
Other expenses	(71)	(141)	(137)
Underwriting result	$(223)	$144	$404
Loss ratio	82.6%	59.8%	50.4%
Acquisition ratio	25.2	26.7	25.4
Technical ratio	107.8%	86.5%	75.8%
Other expense ratio	3.6	6.7	6.2
Combined ratio	111.4%	93.2%	82.0%

(1) See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Non-life reserves below and Note 8 to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
Premiums
The P&C segment represented 39%, 42% and 43% of total net premiums written in 2017, 2016 and 2015, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year to year comparisons.
2017 compared to 2016
The decrease in gross premiums written resulted primarily from cancellations and renewal changes in all lines, which were partially offset by new business written and a higher level of gross reinstatement premiums related to the large catastrophic losses. Net premiums written and earned decreased due to the same factors driving the decrease in gross premiums written, in addition to higher premiums ceded in the catastrophe portfolio.
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
Technical and underwriting result and related ratios
2017 compared to 2016
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2017 compared to 2016 was primarily driven by a higher level of large catastrophic losses related to the 2017 Hurricanes and the California Wildfires compared to large catastrophic losses related to the Canadian Wildfires and Hurricane Matthew during 2016, and a lower level of favorable prior year loss development. The increase in the underwriting loss (and a corresponding increase in the combined ratio) was driven by the decrease in the technical result, partially offset by a decrease in other expenses allocated to the P&C segment as a result of the efficiency actions undertaken following the closing of the acquisition by Exor N.V.

2016 compared to 2015
The decrease in the technical result and the underwriting results (and the corresponding increase in the technical and combined ratios) in 2016 compared to 2015 was primarily attributable to a higher level of mid-sized loss activity, large catastrophic losses related to the Canadian Wildfires and Hurricane Matthew during 2016 compared to the Tianjin Explosion in 2015 and a lower level of favorable prior year loss development.
Specialty Segment
The components of the technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios, which are calculated as a percentage of net premiums earned, for the Specialty segment for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars, except ratios):

	2017	2016	2015
Gross premiums written	$1,934	$1,920	$1,906
Net premiums written	$1,780	$1,776	$1,786
Net premiums earned	$1,725	$1,767	$1,820
Losses and loss expenses(1)	(955)	(1,073)	(1,064)
Acquisition costs	(489)	(500)	(494)
Technical result	$281	$194	$262
Other (loss) income	(1)	(1)	—
Other expenses	(33)	(88)	(82)
Underwriting result	$247	$105	$180
Loss ratio	55.4%	60.8%	58.5%
Acquisition ratio	28.4	28.3	27.1
Technical ratio	83.8%	89.1%	85.6%
Other expense ratio	1.9	4.9	4.5
Combined ratio	85.7%	94.0%	90.1%

(1) See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Non-life reserves in Item 5 and Note 8 to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
Premiums
The Specialty segment represented 35%, 36% and 34% of total net premiums written in 2017, 2016 and 2015, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars.
2017 compared to 2016
The increase in gross premiums written was driven primarily by new business written and renewal changes. These increases were largely offset by cancellations and the impact of foreign exchange. Net premiums written increased due to the same factors driving the increase in gross premiums written, partially offset by higher premiums ceded in 2017 under new and existing contracts.
2016 compared to 2015
The increase in gross premiums written was driven primarily by the impact of foreign exchange, new business written and a lower level of downward prior year premium adjustments in 2016 compared to 2015. These increases were partially offset by cancellations, reduced participations and changes in underlying cedant premium. Net premiums written and earned decreased largely due to higher premiums ceded in 2016.

Technical and underwriting result and related ratios
2017 compared to 2016
The increase in the technical result (and the corresponding decrease in the technical ratio) in 2017 compared to 2016 was primarily attributable to lower mid-sized and attritional losses in the current accident year, partially offset by large catastrophic losses related to the 2017 Hurricanes and the California Wildfires, and lower prior year loss development in 2017. The increase in the underwriting result (and a corresponding decrease in the combined ratio) was driven by the increase in the technical result, partially offset by a decrease in other expenses allocated to the Specialty segment as a result of the efficiency actions undertaken following the closing of the acquisition by Exor N.V.
2016 compared to 2015
The decrease in the technical and underwriting results (and the corresponding increase in the technical and combined ratios) in 2016 compared to 2015 was primarily attributable to a lower level of favorable prior year loss development, large catastrophic losses related to Hurricane Matthew and the Ghana energy loss in 2016 and a marginal increase in the acquisition cost ratio, mainly related to profit commission adjustments in agriculture reflecting favorable experience, partially offset by a lower level of mid-sized loss activity during 2016 compared to 2015.
Life and Health Segment
The Company provides reinsurance coverage to primary life insurers and pension funds to protect against individual and group mortality and disability risks. Mortality business is written primarily on a proportional basis through treaty agreements and is subdivided into death and disability covers (with various riders), term assurance and critical illness (TCI) and guaranteed minimum death benefit (GMDB). The Company also writes certain treaties on a non-proportional basis.
The Company provides reinsurance coverage to employer sponsored pension schemes and primary life insurers who issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources. Longevity business is written on a long-term, proportional basis. The Company’s longevity portfolio is subdivided into standard and non-standard annuities. The non-standard annuities are annuities sold to consumers with aggravated health conditions and are usually medically underwritten on an individual basis. The main risk the Company is exposed to by writing longevity business is an increase in the future life span of the insured compared to the expected life span.
The Company provides reinsurance coverage to primary life insurers with respect to individual and group health risks, including specialty accident and health business such as Health Maintenance Organizations (HMO) reinsurance, medical reinsurance and provider and employer excess of loss programs.
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2017, 2016 and 2015 were as follows (in millions of U.S. dollars):

	2017	2016	2015
Gross premiums written	$1,399	$1,168	$1,271
Net premiums written	$1,344	$1,117	$1,208
Net premiums earned	$1,337	$1,117	$1,209
Losses and loss expenses(1)	(1,266)	(927)	(964)
Acquisition costs	(136)	(131)	(153)
Technical result	$(65)	$59	$92
Other income(2)	14	10	6
Other expenses	(61)	(66)	(63)
Underwriting result	$(112)	$3	$35
Net investment income	60	58	59
Allocated underwriting result	$(52)	$61	$94

(1) See Liquidity and Capital Resources—Non-life and Life and Health Reserves—Life and Health Reserves in Item 5 and Note 8 to the Consolidated Financial Statements in Item 18 of this report for an analysis of losses and loss expenses.
(2) Other income represents fee income on deposit accounted contracts and longevity swaps.

Premiums
The Life and Health segment represented 26%, 23% and 23% of total net premiums written in 2017, 2016 and 2015, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars.
2017 compared to 2016
The increases in gross and net premiums written and net premiums earned were driven by the inclusion of Aurigen premiums and growth in the health line of business.
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
Allocated underwriting result
2017 compared to 2016
The allocated underwriting result decreased primarily due to losses in the health lines of business which were partially offset by gains from the Life business. The loss in the Health business resulted from an increase in frequency of large claims activity in underwriting years 2015 to 2017, primarily in Affordable Care Act related programs.
2016 compared to 2015
The allocated underwriting result decreased primarily due to a lower technical result in the health line of business.
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
Shareholders’ Equity and Capital Resources Management
As part of its long-term strategy, the Company will seek to grow capital resources to support its operations throughout the reinsurance cycle, maintain strong ratings from the major rating agencies and maintain the ability to pay claims as they arise. The Company may also seek to restructure its capital through the repayment or purchase of debt obligations or preferred shares, or increase or restructure its capital through the issuance of debt or preferred shares, when opportunities arise.
The total debt liabilities and preferred and common shareholders’ equity of the Company at December 31, 2017 and 2016 was as follows (in millions of U.S. dollars):

	December 31, 2017		December 31, 2016
Senior notes	$1,385	17%	$1,274	16%
Capital efficient notes	63	1	63	1
Preferred shareholders’ equity, aggregate liquidation value	704	9	704	9
Common shareholder’s equity	6,041	73	5,984	74
Total	$8,193	100%	$8,025	100%

Shareholders’ equity, comprised of preferred and common shareholders’ equity in the table above, was $6.7 billion at December 31, 2017, a 1% increase compared to December 31, 2016. The major factors contributing to this increase were as follows:

•	comprehensive income of $248 million, which was primarily related to net income in 2017; partially offset by

•	common and preferred dividend payments of $191 million in 2016.
See also Notes 10, 11, 12 and 13 to the Consolidated Financial Statements in Item 18 of this report for a further discussion related to the Company's indebtedness and shareholders' equity, and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2017.
Liquidity and Cash Flows
Liquidity is a measure of the Company’s ability to access sufficient cash flows to meet the short-term and long-term cash requirements of its business operations.
The Company aims to be a reliable and financially secure partner to its cedants. This means that the Company must maintain sufficient liquidity at all times so that it can support its cedants by settling claims quickly. The Company generates cash flows primarily from its underwriting and investment operations. Management believes that a profitable, well-run reinsurance organization will generate sufficient cash from premium receipts to pay claims, acquisition costs and other expenses in most years. To the extent that underwriting cash flows are not sufficient to cover operating cash outflows in any year, the Company may utilize cash flows generated from investments and may ultimately liquidate assets from its investment portfolio. Management ensures that its liquidity requirements are supported by maintaining a high quality, well balanced and liquid investment grade investment portfolio, and by matching within certain risk tolerance limits the duration and currency of its investments and the investments underlying the funds held—directly managed account with that of its net reinsurance liabilities. In 2018, the Company expects to continue to generate positive operating cash flows, absent catastrophic events, and absent negative developments on large catastrophe events incurred in 2017.
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2017 and 2016, cash and cash equivalents were $1.8 billion.
The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities of $243 million in 2017 decreased from $445 million in 2016 primarily due to higher losses paid in 2017. The positive cash flow in 2017 was primarily driven by investment income and included $148 million of paid losses related to the 2017 Hurricanes and California Wildfires, offset by other net cash operating outflows.
Net cash provided by investing activities was $99 million in 2017 compared to net cash used in investing activities of $34 million in 2016. The net cash provided by investing activities in 2017 reflects cash proceeds on sale of investments used to fund financing activities noted below, partially offset by cash used to fund the Aurigen acquisition and to invest in public equity funds. The net cash used in investing activities in 2016 was primarily driven by purchases of short-term investments and an equity method investment in Almacantar for $539 million, partially offset by cash provided by sales and redemptions of securities.
Net cash used in financing activities was $387 million in 2017 compared to $153 million in 2016. Net cash used in financing activities in 2017 was primarily related to the redemption of debt by Aurigen and dividend payments on common and preferred shares. Net cash used in financing activities in 2016 was primarily related to the dividend payments on common and preferred shares, the redemptions of preferred shares and senior notes, and the payment of a one-time special cash dividend and settlement of certain share-based awards related to the acquisition by Exor N.V. These cash outflows were partially offset by cash inflows from the issuance of Euro-denominated senior notes.
The Company’s ability to pay common and preferred shareholder dividends, interest payments on debt, and corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices.
The reinsurance subsidiaries’ dividend restrictions at December 31, 2017 are described in Note 13 to the Consolidated Financial Statements in Item 18 of this report. In accordance with the terms of the merger agreement between the Company and Exor N.V., subsequent to the preferred share exchange in May 2016, the Company's payment of dividends on common shares declared with respect to any fiscal quarter is restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020.
The reinsurance subsidiaries of the Company depend upon cash inflows from the collection of premiums as well as investment income and proceeds from the sales and maturities of investments to meet their obligations. Cash outflows are in the form of claims payments, purchase of investments, other expenses, income tax payments, intercompany payments as well as dividend payments to the respective parent company. See Note 10 to the Consolidated Financial Statements in Item 18 of this report and F. Tabular Disclosures of Contractual Obligations below for further details.
Historically, the Company, including through its the operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as seasonality in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. The Company expects cash flows from operating activities to continue to be sufficient to cover claims payments, absent catastrophic or other large loss activity. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available, liquidate a portion of its high quality and liquid investment portfolio or access certain uncommitted credit facilities. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents (excluding the funds held–directly managed account) totaled $16.5 billion at December 31, 2017, of which $14.1 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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
The Company’s current financial strength ratings and outlooks are as follows:

Standard & Poor’s	A+
Moody’s(1)	A1
A.M. Best	A
Fitch	A+

(1) Applies to Partner Reinsurance Company Ltd. and Partner Reinsurance Company of the U.S.

Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. These facilities are used for the issuance of letters of credit, which must be fully secured with cash, government bonds and/or investment grade bonds. The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and disallow the issuance of any new letters of credit. See Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details.
Investments
Investment philosophy
The Company employs a prudent investment philosophy. It maintains a high quality, well-balanced and liquid portfolio having a total return investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. The Company’s total invested assets of $16,982 and $16,887 million at December 31, 2017 and 2016, respectively, are comprised of total investments, cash and cash equivalents, the investment portfolio underlying the funds held–directly managed account (which excludes other asset and liabilities underlying the funds held–directly managed account), and accrued interest. From a risk management perspective, the Company allocates its invested assets into two categories: liability funds and capital funds.

Liability funds (including funds held–directly managed) represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 54% of the total invested assets at December 31, 2017 and 2016.
Capital funds represent shareholder capital of the Company and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 46% of the total invested assets at December 31, 2017 and 2016.
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
At December 31, 2017, the Company had no financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2017 and 2016 were as follows (in millions of U.S. dollars):

	December 31, 2017		December 31, 2016
Fixed maturities	$12,655	86%	$13,432	92%
Short-term investments	4	—	22	—
Equities	639	4	39	—
Investments in real estate	83	1	—	—
Other invested assets	1,385	9	1,076	8
Total investments (1)	$14,766	100%	$14,569	100%

(1)	In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $1.8 billion at December 31, 2017 and 2016.
The majority of the Company’s investments are carried at fair value with changes in fair value included in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. The fair value of the Company’s fixed maturities and short-term investments at December 31, 2017 compared to 2016 primarily reflected higher U.S. risk-free interest rates, the strengthening of the U.S. dollar against most major currencies and the impact of portfolio allocation decisions, which were partially offset by narrowing credit spreads and the acquisition of Aurigen. In 2017, the Company increased its overall allocation to equities, while the increase in other invested assets reflects new investments in certain third-party managed high yield privately issued corporate loans and mark-to-market gains on third-party funds. In prior years, the Company's Board authorized the entry into direct real estate investments. In line with this authorization, the Company completed the acquisition of certain real estate investment properties during the fourth quarter of 2017. The investments in real estate are carried at cost.
The Company’s investment portfolio generated a net total accounting return of 4.2% in 2017 compared to 2.4% in 2016. The total accounting return in 2017 reflected overall mark-to-market gains driven by equities and compression in corporate bonds spreads, notwithstanding increases in U.S. and European risk-free interest rates. The total accounting return in 2016 reflected overall mark-to-market gains, notwithstanding increases in U.S. and European risk-free interest rates.
The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2017 were as follows (in millions of U.S. dollars):

			Credit Rating (2)
December 31, 2017	Cost (1)	Fair Value	AAA	AA	A	BBB	Below investment grade/ Unrated
Fixed maturities
U.S. government	$2,194	$2,184	$—	$2,184	$—	$—	$—
U.S. government sponsored enterprises	22	22	—	22	—	—	—
U.S. states, territories and municipalities	648	690	150	410	1	—	129
Non-U.S. sovereign government, supranational and government related	1,696	1,751	655	763	333	—	—
Corporate	6,034	6,129	43	365	2,269	3,310	142
Asset-backed securities	47	51	8	—	—	—	43
Residential mortgage-backed securities	1,835	1,823	43	1,780	—	—	—
Other mortgage-backed securities	5	5	1	4	—	—	—
Fixed maturities	12,481	12,655	900	5,528	2,603	3,310	314
Short-term investments	4	4	1	2	1	—	—
Total fixed maturities and short-term investments	12,485	12,659	$901	$5,530	$2,604	$3,310	$314
% of Total fixed maturities and short-term investments			7%	44%	21%	26%	2%

(1)	Cost is amortized cost for fixed maturities and short-term investments.

(2)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent). Investment grade reflects a rating of BBB- or above.
At December 31, 2017, the Company did not hold any investments in securities issued by peripheral European Union (EU) sovereign governments (Portugal, Italy, Ireland, Greece and Spain).
At December 31, 2017, approximately 89% of the Company’s fixed maturity and short-term investments, which includes fixed income type mutual funds, were publicly traded and approximately 98% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, the year-end yield to maturity and the expected average duration of the Company’s fixed maturities and short-term investments (which includes fixed income type mutual funds) at December 31, 2017 and 2016 were as follows:

	December 31, 2017		December 31, 2016
Average credit quality	A		A
Year-end yield to maturity	2.8%		2.7%
Expected average duration	4.7	years	4.9	years
The average credit quality of fixed maturities and short-term investments at December 31, 2017 remained unchanged compared to December 31, 2016.
The average yield to maturity on fixed maturities and short-term investments increased modestly by 0.1% primarily due to increases in U.S. and European risk-free interest rates for most of the year.
The expected average duration of fixed maturities and short-term investments of 4.7 years at December 31, 2017 and 4.9 years at December 31, 2016 is in line with our expected duration of reinsurance liabilities of approximately 4.8 years. Duration is adjusted through the utilization of interest rate futures and other instruments.
Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2017 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2017	Cost	Fair Value
One year or less	$283	$280
More than one year through five years	4,252	4,259
More than five years through ten years	4,100	4,126
More than ten years	1,963	2,115
Subtotal	10,598	10,780
Mortgage/asset-backed securities	1,887	1,879
Total	$12,485	$12,659
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2017 were as follows (in millions of U.S. dollars):

December 31, 2017	U.S.	Foreign	Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Consumer noncyclical	$1,121	$218	$1,339	22%
Finance	762	261	1,023	17
Industrials	566	100	666	11
Energy	428	128	556	9
Consumer cyclical	498	19	517	8
Communications	401	33	434	7
Insurance	402	26	428	7
Utilities	237	106	343	6
Real estate investment trusts	282	13	295	5
Technology	246	—	246	4
Basic materials	109	71	180	3
Catastrophe bonds	2	66	68	1
Longevity and mortality bonds	25	—	25	—
Government guaranteed corporate debt	—	9	9	—
Total	$5,079	$1,050	$6,129	100%
% of Total	83%	17%	100%
At December 31, 2017, other than the U.S., no country accounted for more than 10% of the Company’s corporate bonds. At December 31, 2017, the ten largest issuers accounted for 18% of the corporate bonds held by the Company (7% of total investments and cash) and no single issuer accounted for more than 4% of total corporate bonds (2% of total investments and cash).
Within the finance sector, 100% of corporate bonds were rated investment grade and 54% were rated A- or better at December 31, 2017.

Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential mortgage-backed securities by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2017 were as follows (in millions of U.S. dollars):

	Credit Rating (1)
December 31, 2017	GNMA (2)	GSEs (3)	AAA	AA	Below investment grade / Unrated	Fair Value
Asset-backed securities
U.S.	$—	$—	$1	$—	$—	$1
Non-U.S.	—	—	7	—	43	50
Asset-backed securities	$—	$—	$8	$—	$43	$51
Residential mortgage-backed securities
U.S.	$516	$1,264	$7	$—	$—	$1,787
Non-U.S.	—	$—	36	—	—	36
Residential mortgage-backed securities	$516	$1,264	$43	$—	$—	$1,823
Commercial mortgage-backed securities
U.S.	—	$—	1	4	—	5
Commercial mortgage-backed securities	$—	$—	$1	$4	$—	$5
Total	$516	$1,264	$52	$4	$43	$1,879
% of Total	27%	68%	3%	—%	2%	100%

(1)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent).

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
Short-term Investments
Short-term investments of $4 million consisted of U.S. and non-U.S. government obligations and U.S. corporate bonds. At December 31, 2017, 79% of short-term investments were rated AA or higher by Standard & Poor’s (or estimated equivalent).
Equities
During 2017, the Company increased its investment in equities, as noted above. The increase in equities at December 31, 2017 compared to December 31, 2016 was primarily due to a $500 million investment in two Exor managed public equity funds (see Note 19 to the Consolidated Financial Statements in Item 18 for further details).
Investments in Real Estate
Investments in real estate comprise certain direct investments valued at cost (see also Notes 2(f) and 19 to the Consolidated Financial Statements in Item 18 of this report for further details).

Other Invested Assets
Other invested assets are comprised of investments that are accounted for using the equity method of accounting, cost method of accounting or fair value accounting. At December 31, 2017, other invested assets primarily include an investment in Almacantar of $538 million accounted for under the equity method, a portfolio of third-party managed privately issued corporate loans carried at fair value of $205 million, investments with a fair value of $444 million (mainly third party private equity funds) and notes and loan receivables and notes securitizations of $112 million (mainly part of our Principal Finance portfolio). In addition, other invested assets include certain derivatives. See Notes 5 and 6 to the Consolidated Financial Statements in Item 18 of this report for further details.
Funds Held—Directly Managed Account
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re and its subsidiaries entered into various agreements, including Quota Share Retro Agreement and Run-Off Services and Management agreement (collectively, the 2006 Acquisition Agreements) to assume business written by Colisée Re from January 1, 2006 to September 30, 2007 as well as the in-force business at December 31, 2005. The agreements provided that the premium related to the transferred business was retained by Colisée Re and credited to a funds held account. The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company. Substantially all of the investments in the segregated investment portfolio underlying the funds held–directly managed account are fixed maturity investments carried at fair value. The fair value of the investment portfolio underlying the funds held–directly managed account decreased from $354 million at December 31, 2016 to $300 million at December 31, 2017 primarily related to a commutation of a portion of the Reserve Agreement with Colisée Re, the run-off of the underlying loss reserves associated with this account and the impact of the weakening of the U.S. dollar against most major currencies. See also note 8(a) for discussion of the related reserve agreement.
The average credit quality, the year-end yield to maturity and the expected average duration of the fixed maturities underlying the funds held–directly managed account at December 31, 2017 and 2016 were as follows:

	December 31, 2017		December 31, 2016
Average credit quality	AA		AA
Year-end yield to maturity	1.4%		1.1%
Expected average duration	3.2	years	3.5	years
The average credit quality remained unchanged while the year-end yield to maturity was higher by 0.3% for the fixed maturities underlying the funds held–directly managed account at December 31, 2017 compared to December 31, 2016 as a result of a general increase in risk-free rates and the liquidation of lower yielding portfolios.
The expected average duration of fixed maturities remained relatively unchanged from December 31, 2016 to December 31, 2017.
See Non-life and Life and Health Reserves below and Notes 5 and 8 to the Consolidated Financial Statements in Item 18 of this report for further details on the funds held–directly managed account and related guaranteed reserves.
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

At December 31, 2017 and 2016, the Company recorded $801 million and $685 million, respectively, of funds held assets, excluding the funds held–directly managed account discussed above. The majority of the funds held balance relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
Non-life and Life and Health Reserves
See Notes 2(b) and 8 to the Consolidated Financial Statements in Item 18 of this report for further details for the Company’s loss reserves, including disclosures required by the SEC Industry Guide 4: Disclosures concerning unpaid claims and claim adjustment expenses of property-casualty insurance underwriters.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2017 and 2016 were as follows (in millions of U.S. dollars):

	December 31, 2017	December 31, 2016
P&C segment	$6,942	$6,187
Specialty segment	2,769	2,798
Gross non-life reserves	9,711	8,985
Ceded non-life reserves	(689)	(267)
Net non-life reserves	$9,022	$8,718
Net non-life reserves increased from December 31, 2016 to December 31, 2017 primarily due to the occurrence of major catastrophic events in 2017 and the impact of foreign exchange, partially offset by net favorable loss emergence on prior accident years and loss payments. The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2017, 2016 and 2015 are presented and discussed further in Note 8(a) to the Consolidated Financial Statements in Item 18 of this report.
The net favorable prior year loss development on prior accident years was $448 million for the year ended December 31, 2017, primarily resulting from favorable loss emergence across most lines of business within the P&C and Specialty segments. See Note 8(a) to the Consolidated Financial Statements in Item 18 for further details related to the 2017 net favorable loss development by segment and for comparisons to 2016 and 2015.
See also Note 8(a) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2017 for total Non-life and each of the P&C and Specialty segments.
The gross reserves reported by cedants (case reserves), those estimated by the Company (ACRs and IBNR) and the total gross, ceded and net loss reserves recorded at December 31, 2017 by reserving line for the Company’s Non-life operations were as follows (in millions of U.S. dollars):

Reserving lines	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$3,025	$156	$3,761	$6,942	$(495)	$6,447
Specialty	1,152	20	1,596	2,769	(194)	2,575
Total Non-life reserves	$4,177	$176	$5,357	$9,711	$(689)	$9,022
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2017. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net loss reserves recorded by the Company and the range of actuarial estimates at December 31, 2017 for P&C and Specialty segments were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$6,447	$6,803	$5,305
Specialty	$2,575	$2,866	$2,084
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $9,022 million of net loss reserves related to the P&C and Specialty business at December 31, 2017, net loss reserves for accident years 2005 and prior of $426 million are guaranteed by Colisée Re, pursuant to the Reserve Agreement. The Company is not subject to any loss reserve variability associated with the guaranteed reserves. See below for a discussion of the Reserve Agreement.
Included in the business that is considered to have a long reporting tail is the Company’s exposure to asbestos and environmental claims. See Note 8 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
For a description of the reserving methods commonly employed by the Company see Note 8 to the Consolidated Financial Statements in Item 18 of this report. Each of these methods have certain advantages and disadvantages which the Company takes into consideration when determining which methods to use and method weights.
The main strengths of the Chain Ladder (CL) Development method are that it is reactive to loss emergence (payments) and that it makes full use of historical experience on claim emergence (payments). For homogeneous low volatility lines, under stable economic conditions, the method can often produce good estimates of ultimate liabilities and reserves. However, the method has weaknesses when the underlying assumption of stable patterns is not true. This may be the consequence of changes in the mix of business, changes in claim inflation trends, changes in claim reporting practices or the presence of large claims, among other things. Furthermore, the method tends to produce volatile estimates of ultimate liabilities in situations where there is volatility in reported (paid) patterns. In particular, when the expected percentage reported (paid) is low, small deviations between actual and expected claims can lead to very volatile estimates of ultimate liabilities and reserves. Consequently, this method is often unsuitable for projections at early development stages of an underwriting year. Finally, the method fails to incorporate any information regarding market conditions, pricing, etc., which could improve the estimate of liabilities and reserves. It therefore tends not to perform very well in situations where there are rapidly changing market conditions.
The Expected Loss Ratio method is insensitive to actual reported or paid losses therefore it is usually inappropriate at later stages of development, but can often be useful at the early stages of development when very few losses have been reported or paid, and the principal sources of information available to the Company consist of information obtained during pricing and qualitative information supplied by the cedant.
The Bornhuetter-Ferguson (B-F) methods (Reported or Paid) tend to provide less volatile indications at early stages of development and reflect changes in the external environment, however, this method can be slow to react to emerging loss development (payment). In particular, to the extent that the a priori loss ratios prove to be inaccurate (and are not revised), the B-F methods will produce loss estimates that take longer to converge with the final settlement value of loss liabilities.
Benktander (B-K) Methods (Reported or Paid), which can be viewed as a blend between the CL Development and the B-F methods, still exhibits the same advantages and disadvantages as the B-F method, but the mechanics of the calculation imply that it is more reactive to loss emergence (payment) than the B-F method.
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
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2017 was as follows (in millions of U.S. dollars):

Reserving lines selected assumptions	P&C	Specialty
A Priori Loss Ratio +5%	227	101
Loss Development Factors (up to 10 years) 6 months longer	475	280
Tail Loss Development Factors higher by 5%(1)	389	167

A Priori Loss Ratio -5%	(243)	(112)
Loss Development Factors (up to 10 years) 6 months faster	(227)	(116)
Tail Loss Development Factors lower by 5%(1)	(348)	(138)

(1)	Tail factors are defined as aggregate development factors after 10 years from the inception of an underwriting year.
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

The Company’s best estimate of total loss reserves is typically in excess of the midpoint of the actuarial ultimate liability estimate. The Company believes that there is potentially significant risk in estimating loss reserves for long-tail lines of business and for immature underwriting years that may not be adequately captured through traditional actuarial projection methodologies as these methodologies usually rely heavily on projections of prior year trends into the future. In selecting its best estimate of future liabilities, the Company considers both the results of actuarial point estimates of loss reserves as well as the potential variability of these estimates as captured by a reasonable range of actuarial liability estimates. The selected best estimates of reserves are always within the reasonable range of estimates indicated by the Company’s actuaries. In determining the appropriate best estimate, the Company reviews (i) the position of overall reserves within the actuarial reserve range, (ii) the result of bottom up analysis by underwriting year reflecting the impact of parameter uncertainty in actuarial calculations, and (iii) specific qualitative information that may have an effect on future claims but which may not have been adequately reflected in actuarial estimates, such as potential for outstanding litigation, claims practices of cedants, etc.
During 2017, 2016 and 2015, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior year favorable loss development for each segment for the years ended December 31, 2017, 2016 and 2015 is presented in Note 8 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2017 were as follows:

•
P&C and Specialty: Aggregate losses reported in 2017 for both P&C and Specialty segments were better than Company’s expectations as losses for most underwriting years continue to emerge below expectations. The better than expected loss emergence within the P&C segment was mainly driven by the casualty business. The better than expected loss emergence within the Specialty segment was predominantly driven by credit & surety, energy onshore and agriculture exposures. The Company reflected this experience by reducing the selected loss ratios for these lines of business.

Reserve Agreement and Funds Held–Directly Managed Account
The non-life reserves at December 31, 2017 and 2016 include reserves guaranteed by Colisée Re (formerly known as AXA RE, a subsidiary of AXA SA (AXA)), acquired in the Paris Re acquisition.
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re and its subsidiaries entered into the 2006 Acquisition Agreements to assume business written by Colisée Re from January 1, 2006 to September 30, 2007 as well as the in-force business at December 31, 2005.
Pursuant to the Reserve Agreement, the benefits and risks of Colisée Re’s reinsurance agreements were ceded to Paris Re France, which is now PartnerRe Europe, but AXA and Colisée Re remain both the legal counterparties for all such reinsurance contracts and the legal holders of the assets relating to such reserves. The Reserve Agreement provides that AXA and Colisée Re shall guarantee reserves in respect of Paris Re France and subsidiaries. The agreements also provided that the premium related to the transferred business was retained by Colisée Re and credited to a funds held account. Paris Re France would receive any surplus, and be responsible for any deficits remaining with respect to the funds held–directly managed account, after all liabilities have been discharged and payments pursuant to the Reserve Agreement have been settled. In addition, realized and unrealized investment gains and losses and net investment income related to the investment portfolio underlying the funds held–directly managed account inure to the benefit of Paris Re France. The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company and are discussed above.
On October 1, 2010, PartnerRe Europe and Paris Re France effected a cross border merger whereby all the assets and liabilities of Paris Re France were transferred to PartnerRe Europe, including the agreements between Paris Re France and Colisée Re.
At December 31, 2017 and 2016, the Company’s net liability for non-life reserves includes $426 million and $496 million, respectively, of guaranteed reserves and the decrease during the year was primarily due to commutation of a portion of the Reserve Agreement with Colisée Re, the run-off of the underlying loss reserves associated with these reserves and the impact of the weakening of the U.S. dollar against most major currencies.
See Notes 5 and 8(a) to the Consolidated Financial Statements in Item 18 of this report for further details of the funds held–directly managed account and related guaranteed reserves.
Life and Health Reserves
Life and Health reserves relate to the Company’s Life and Health segment, which predominantly includes:

•
mortality business, covering death and disability risks (with various riders) primarily written in Continental Europe, TCI primarily written in the U.K. and Ireland, and GMDB business primarily written in Continental Europe. Following the acquisition of Aurigen, the Company also writes mortality business originating in Canada;

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
The Company’s gross and net reserves for the Life and Health segment at December 31, 2017 and 2016 were as follows (in millions of U.S. dollars):

	December 31, 2017	December 31, 2016
Case reserves	$342	281
IBNR reserves	1,042	798
Reserves for future policy benefits	1,107	905
Total gross Life and Health reserves	2,491	1,984
Ceded reserves	(41)	(31)
Net Life and Health reserves	2,450	1,953
The increase in the Life and Health reserves in 2017 was primarily due to the Aurigen acquisition, increase in expected claims for health business, an increase in policy benefit reserves related to new mortality and longevity business written and the impact of foreign exchange as value of the U.S. dollar strengthened against most currencies from December 31, 2016 to December 31, 2017. The net incurred losses for the Company’s life reserves will generally exceed net paid losses in any one given year due to the long-term nature of the liabilities and the growth in the book of business.
Life and Health Reserving Methodology
The Company’s reserving methodologies are as follows:

•
Mortality: The reserves for the short-term mortality business consist of case reserves and IBNR, calculated at the treaty level based upon cedant information. The Company’s reserving methodology includes a review of actual experience against expected experience and the use of the ELR method described above.

The reserves for the long-term traditional mortality and term critical illness (TCI) reinsurance are established based upon management’s best estimate of claims and policy benefits and includes a provision for adverse deviation. Management’s best estimate relies upon actuarial indications of future claims and policy benefits. The provision for adverse deviation contemplates reasonable deviations from the best estimate assumptions for the key risk elements relevant to the product being evaluated, including mortality, disability, critical illness, expenses, and discount rates. The Company’s actuaries annually verify the current reserving assumptions in consideration of evolving experience and the actuarial indications for assumptions relating to future policy benefits, including mortality, disability, critical illness, persistency and future investment income The reserves for the GMDB reinsurance business are established similar to provisions for universal life contracts. Key actuarial assumptions for this business are mortality, lapses, interest rates, expected returns on cash and bonds and stock market performance. For the latter parameter, a stochastic option pricing approach is used and the benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios. The assumptions of investment performance and volatility are consistent with expected future experience of the respective underlying funds available for policyholder investment options. Recorded reserves for GMDB reflect management’s best estimate based upon actuarial indications.

•
Longevity: Reserves for the annuity portfolio of reinsurance contracts within the longevity book are established. Some of these contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. The Reserves for future policy benefits follow the reserving methodology discussed above for long-term traditional mortality.

For standard annuities, the main risk is a higher than expected increase in future life span in the medium to long term. Non-standard annuities are annuities sold to people with aggravated health conditions and are usually medically underwritten on an individual basis and the main risk is the inadequate assessment of the future life span of the insured.

•
Accident and Health: The unpaid loss and loss expense reserves for accident and health business are initially calculated using the ELR method. Subsequently, the Company’s reserving methodology utilizes actual reported loss experience and the B-F method to calculate IBNR.

As an example of the sensitivity of the Company’s reserves for life and health contracts to reserving parameter assumptions by reserving line, the effect of different assumption selections based on the gross reserves recorded at December 31, 2017 was as follows (in millions of U.S. dollars):

Reserving lines	Factors	Change	Impact on total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	1%	$401
Mortality
Long-term and TCI	Mortality	10%	$470
GMDB	Stock market performance	-10%	$2
It is not appropriate to sum the total impact for a specific reserving line or the total impact for a specific factor because the reinsurance portfolios are not perfectly correlated.
Refer to Note 8 to the Consolidated Financial Statements in Item 18 of this report for disclosures on life and health reserves.
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
At December 31, 2017 and 2016, the Company recorded $829 million and $332 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $730 million and $298 million, respectively, represents reinsurance recoverable on total non-life and life and health reserves. The increase in the reinsurance recoverable during 2017 was primarily due to the large catastrophic losses incurred.
At December 31, 2017, the distribution of the Company’s reinsurance recoverable on total non-life and life and health reserves categorized by the reinsurer’s Standard & Poor’s rating was as follows:

Rating Category	% of total reinsurance recoverable on paid and unpaid losses
AA- or better	7%
A- to A+	30
Less than A-	—
Unrated	63
Total	100%
At December 31, 2017, 37% of the Company’s reinsurance recoverable on total non-life and life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 59% at December 31, 2016. The remaining amounts included in Unrated above are all collateralized.
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

At December 31, 2017, the value of the U.S. dollar strengthened against most major currencies compared to December 31, 2016, which resulted in a decrease in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2017, 2016 and 2015.
The currency translation adjustment account is a component of accumulated other comprehensive income or loss in shareholders’ equity. This account decreased by $15 million during the year ended December 31, 2017 compared to an increase of $12 million and a decrease of $46 million during the years ended December 31, 2016 and 2015, respectively, due to the translation of the financial statements of the Company’s subsidiaries and branches, whose functional currencies are the Canadian dollar and the Euro, into U.S. dollars.
The reconciliation of the currency translation adjustment for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions of U.S. dollars):

	2017	2016	2015
Currency translation adjustment at beginning of year	$(42)	$(54)	$(8)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss, inclusive of the impact of designated net investment hedge	(15)	12	(46)
Currency translation adjustment at end of year	$(57)	$(42)	$(54)
The Company’s gross and net exposure in its Consolidated Balance Sheet at December 31, 2017 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage this exposure is presented in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report.
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
Critical Accounting Policies and Estimates
The Company’s Consolidated Financial Statements have been prepared in accordance with U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following are the Company’s accounting estimates that management believes are the most critical to its operations and require the most difficult, subjective and complex judgment. If actual events differ significantly from the underlying assumptions and estimates used by management, there could be material adjustments to prior estimates that could potentially adversely affect the Company’s results of operations, financial condition and liquidity. These critical accounting policies and estimates should be read in conjunction with Note 2 to the Consolidated Financial Statements in Item 18 of this report.
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
Under proportional treaties, which represented 72% of the Company’s total gross premiums written for the year ended December 31, 2017, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 28% of the Company’s total gross premiums written for the year ended December 31, 2017, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
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
The amounts recorded within net premiums earned that related to changes in prior year premium estimates reported by cedants for P&C and Specialty segments for the year ended December 31, 2017 were as follows (in millions of U.S. dollars:

Net premiums earned
P&C	$(20)
Specialty	17
Total	$(3)
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
See Notes 2(c), 2(d), 9(b) and 20 to the Consolidated Financial Statements in Item 18 of this report and Operating Results—Results by Segment in Item 5 of this report for accounting policies or further details regarding premiums and recoverability of deferred acquisition costs.
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

The Company has estimated the future tax effects attributed to temporary differences and has a deferred tax asset at December 31, 2017 of $95 million, after a valuation allowance of $186 million. The most significant component of the deferred tax asset (after valuation allowance) relates to loss reserve discounting for tax purposes.
In accordance with U.S. GAAP, the Company has assumed that the future reversal of deferred tax liabilities will result in an increase in taxes payable in future years. Underlying this assumption is an expectation that the Company will continue to be subject to taxation in the various tax jurisdictions and that the Company will continue to generate taxable revenues in excess of deductions.
See Notes 2(l) and 14 to the Consolidated Financial Statements in Item 18 of this report for further details.
Valuation of Investments Measured Using Significant Unobservable Inputs
As more fully described in Note 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2017 the Company classified $1,400 million of investments and funds held–directly managed as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, other invested assets (including derivatives) and the funds held–directly managed account. See Notes 2(n) and 6 to the Consolidated Financial Statements in Item 18 of this report for more discussion of the Company’s use of derivative financial instruments.
See also Quantitative and Qualitative disclosures About Market Risk in Item 11 of this report for a further discussion of interest rate and credit spread risk and a sensitivity analysis of interest rate and credit spread variances on the valuation of the Company’s investments and funds withheld directly managed.
Valuation of Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations entered into prior to 2017 (PartnerRe SA, Winterthur Re, Paris Re and Presidio). The Company assesses the appropriateness of its valuation of goodwill on at least an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If, as a result of the assessment, the Company determines that the value of its goodwill is impaired, goodwill will be written down in the period in which the determination is made. In making an assessment of the value of its goodwill, the Company uses both market based and non-market based valuations. The fair value of the reporting units is determined based on the price-to-earnings multiples, book value multiples, and present value of estimated cash flows methods. Significant changes in the data underlying these assumptions could result in an assessment of impairment of the Company’s goodwill asset. In addition, if the current economic environment and/or the Company’s financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded against net income in the period such deterioration occurred.
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2017.
Intangible assets represent the fair value adjustments related to unpaid losses and loss expenses and the fair values of renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above in addition to life value of business acquired (life VOBA) and insurance licenses acquired related to the Aurigen acquisition. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on at least an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $160 million at December 31, 2017.
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
E. Off-balance sheet arrangements
As more fully described in Note 10 to the Consolidated Financial Statements in Item 18 of this report, the Company has fully and unconditionally guaranteed the obligations related to debt issued to third parties by its finance subsidiaries as follows:

•	senior notes with an aggregate principal amount of €750 million issued by PartnerRe Ireland Finance DAC

•	senior notes with an aggregate principal of $500 million issued by PartnerRe Finance B LLC

•	Junior Subordinated Capital Efficient Notes (CENts) with a remaining aggregate principal amount of $63 million issued by PartnerRe Finance II Inc.
F. Tabular Disclosure of Contractual Obligations
In the normal course of its business, the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2017 were as follows (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Operating leases	$94.8	$17.2	$20.5	$18.2	$38.9
Other operating agreements	$22.6	$13.8	$8.0	$0.8	$—
Other invested assets (1)	$315.0	$109.0	$155.0	$51.0	$—
Non-life reserves (2)	$9,710.5	$3,013.1	$2,812.2	$1,325.3	$2,559.9
Life and health reserves (3)	$3,324.6	$747.5	$496.9	$271.0	$1,809.2
Deposit liabilities	$10.9	$5.4	$2.0	$0.9	$2.6
Senior notes and Preferred Shares:
2010 senior notes—principal(4)	$500.0	$—	$500.0	$—	$—
2010 senior notes—interest	$68.8	$27.5	$41.3	$—	$—
2016 senior notes—principal(5)	€750.0	€—	€—	€—	€750.0
2016 senior notes—interest	€47.0	€9.4	€18.8	€18.8	€9.4 per annum
Capital efficient notes—principal (6)	$63.4	$—	$—	$—	$63.4
Capital efficient notes—interest	n/a	—(7)	—(7)	—(7)	—(7)
Series F non-cumulative preferred shares—principal(7)	$66,985.7	$—	$—	$—	$66,985.7
Series F non-cumulative preferred shares—dividends	n/a	3,935.4	7,870.8	7,870.8	$3.9 per annum
Series G cumulative preferred shares—principal(8)	$160,381.6	$—	$—	$160.4	$—
Series G cumulative preferred shares—dividends	n/a	$10,424.8	$20,849.6	$3.5	$10.4 per annum
Series H cumulative preferred shares—principal(8)	$293,845.0	$—	$—	$293.8	$—
Series H cumulative preferred shares—dividends	n/a	$21,303.8	$42,607.6	$7.1	$21.3 per annum
Series I non-cumulative preferred shares—principal(7)	$183,014.4	$—	$—	$—	$183,014.4
Series I non-cumulative preferred shares—dividends	n/a	$10,752.1	$21,504.2	$21,504.2	$10.8 per annum

n/a: Not applicable

(1)	The amounts above for other invested assets represent the Company’s expected timing of funding capital commitments related to its strategic investments.

(2)
The Company’s non-life reserves represent management’s best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2017, and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual loss payments related to these reserves might vary significantly from the Company’s current estimate of the expected timing and amounts of loss payments based on many factors, including large individual losses as well as general market conditions.

(3)
Life and health reserves at December 31, 2017 of $2,490 million are computed on a discounted basis, whereas the expected payments by period in the table above are the estimated payments at a future time and do not reflect a discount of the amount payable.

(4)
PartnerRe Finance B LLC, the issuer of the 2010 senior notes, does not meet consolidation requirements under U.S. GAAP. Accordingly, the Company shows the debt to PartnerRe Finance B LLC of $500 million in its Consolidated Balance Sheet at December 31, 2017 and 2016. The 2010 senior notes of an aggregate principal outstanding of $500 million mature on June 1, 2020. Interest on the senior notes is payable semi-annually and cannot be deferred.

(5)
PartnerRe Ireland Finance DAC, the issuer of the 2016 senior notes, meets the consolidation requirements under U.S. GAAP. Accordingly, the Company shows the debt to third parties of €750 million in its Consolidated Balance Sheet at December 31, 2017. The 1.250% senior notes with aggregate principal outstanding of €750 million mature on September 15, 2026. Interest on the senior notes is payable annually commencing on September 15, 2017.

(6)
PartnerRe Finance II Inc., the issuer of the CENts, does not meet consolidation requirements under U.S. GAAP. Accordingly, the Company shows the debt to PartnerRe Finance II Inc. of $71 million in its Consolidated Balance Sheet at December 31, 2017. The aggregate principal amount of the CENts of $63 million, representing PartnerRe Finance II Inc.'s debt to third parties, is included in the table above. The CENts will mature on December 1, 2066 and may be redeemed at the option of the issuer, in whole or in part, since December 1, 2016 upon occurrence of specific rating agency or tax events. Interest on the CENts is payable quarterly until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%. As a result of the variable interest rate, the table above does not show the interest payable.

(7)
The Company’s 5.875% Series F and I preferred shares are non-cumulative, perpetual and have no mandatory redemption requirement, but may be redeemed at the Company’s option at any time or in part from time to time on or after March 1, 2018 and May 1, 2021, respectively.

(8)
The Company’s 6.50% Series G and 7.25% Series H preferred shares are cumulative, perpetual and have no mandatory redemption requirement, but may be redeemed at the Company’s option at any time or in part from time to time on or after May 1, 2021. Should the current interest rate environment persist, it is reasonable to expect that the Company would redeem these preferred shares in 2021.

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
The Company has committed to a 10 year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 29, 2020. At December 31, 2017, the Company’s participation in the facility was $67 million. At December 31, 2017, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
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

H. Non-GAAP Financial Measures
The Company has not presented or discussed any non-GAAP financial measures in this report as an addition to or substitute for measures of financial performance prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and executive officers of the Company as of March 13, 2018.

Name	Position with the Company	Date Appointed
John Elkann	Director, Chairman of the Board	March 18, 2016
Brian Dowd	Director, Chairman of the Audit Committee	March 18, 2016
Patrick A. Thiele	Director, Member of the Audit Committee	March 18, 2016
Enrico Vellano	Director	March 28, 2016
Bilge Ogut	Director	July 28, 2016
Nikhil Srinivasan	Director	August 5, 2016
Emmanuel Clarke	Director, President and CEO, PartnerRe Ltd. and CEO Specialty	March 24, 2016
Mario Bonaccorso	Executive Vice President and CFO, PartnerRe Ltd.	April 4, 2016
Charles Goldie	CEO Property & Casualty	July 1, 2016
Scott Altstadt	Chief Underwriting Officer	July 1, 2016
Theodore C. Walker	Member of Executive Committee (retiring March 31, 2018)	July 1, 2016
Marvin Pestcoe	Executive Vice President (retiring March 31, 2018)	July 1, 2016
Marc Archambault	CEO Life and Health	April 1, 2017
Dorothée Burkel	Chief Corporate and People Operations Officer	October 2, 2017
Turab Hussain	Chief Risk and Actuarial Officer	December 2, 2017
Biographical information

•	John Elkann, Director, Chairman of the Board
John Elkann is also Chairman and CEO of EXOR and Chairman of Fiat Chrysler Automobiles N.V. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in manufacturing, sales and marketing at various companies within the Fiat Group in the U.K., Poland and France. He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the U.S. and Europe. Mr. Elkann is Chairman of Giovanni Agnelli e C. Sapaz. and Italiana Editrice. He is a board member of The Economist Group, News Corporation and Ferrari S.p.A. Mr. Elkann is a member of Museum of Modern Art as well as Vice Chairman of the Italian Aspen Institute and the Giovanni Agnelli Foundation.

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

Mr. Vellano is also the Chief Financial Officer (CFO) of EXOR. In 1992, Mr. Vellano started his professional career at Arthur Andersen LLP. In 1995, he joined SAI Assicurazioni where he specialized in the management of equity and bond portfolios. In 1997, he began working at Istituto Finanziario Italiano Laniero (IFIL), the investment company controlled by the Agnelli Family. In 2006 he was named CFO of IFIL, which was merged with Instituto Finanziario Italiano in 2009 to create EXOR. He is also a board member of Juventus Football Club, Almacantar S.A. and Emittenti Titoli. Mr. Vellano holds a Bachelor of Arts in Economics at the University of Torino. Mr. Vellano resigned as Director of the Company effective March 8, 2018.

•	Bilge Ogut, Director (Independent)
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

•	Emmanuel Clarke, Director, President and CEO, PartnerRe Ltd. and CEO Specialty
Mr. Clarke is responsible for leading and managing the Company’s operations. He is also a member of the Company's Executive Committee. Mr. Clarke has 20 years of professional experience in the reinsurance industry. He joined PartnerRe in 1997 and was appointed as Head of Credit & Surety, PartnerRe Global in 2002 and Head of P&C, PartnerRe Global in 2006. In 2008, Mr. Clarke was appointed as Head of Specialty Lines, PartnerRe Global and Deputy CEO of PartnerRe Global. Effective September 1, 2010, Mr. Clarke was appointed as CEO of PartnerRe Global. On September 8, 2015, Mr. Clarke was appointed President of PartnerRe and on 24 March, 2016, Mr. Clarke was appointed CEO of PartnerRe. Mr. Clarke has a MBA from the University Paris, IX - Dauphine, specializing in Finance and Controlling and a MBA in International Business from Baruch College of CUNY.

•	Mario Bonaccorso, Executive Vice President and CFO, PartnerRe Ltd.
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

•	Charles Goldie, CEO Property & Casualty
Charles Goldie is a member of PartnerRe’s Group Executive Committee and is responsible for the executive management of PartnerRe’s Property and Casualty worldwide business segment. Mr. Goldie has over 25 years of experience both as an actuary and as a reinsurance underwriting manager. He joined PartnerRe in 2002 as head of the U.S. Specialty Lines portfolio and in 2009 was named Head of Risk Management and Reserving for PartnerRe Global. Prior to joining PartnerRe, he worked for Gerling Global Reinsurance Corp of America as Head of Casualty Underwriting and for Milliman as a consulting actuary. Mr. Goldie has a BSc in Economics from the State University of New York at Binghamton and is a fellow of the Casualty Actuarial Society.

•	Scott Altstadt, Chief Underwriting Officer
Scott Altstadt is a member of PartnerRe’s Group Executive Committee and is responsible for the Company’s underwriting function. Mr. Altstadt has over 27 years of professional experience in the insurance and reinsurance industries. He joined PartnerRe in 2001, as Senior Pricing Actuary of P&C and was appointed as Chief Pricing Actuary for Specialty Lines in 2002, becoming Deputy Head of P&C in 2008. He was appointed to the position of Chief Underwriting Officer PartnerRe Global in 2013. Prior to joining PartnerRe, Mr. Altstadt worked in the U.S. and Europe with Zurich Financial Services and CNARe. Mr. Altstadt has a B.S. in Mathematics and Statistics from Purdue University.

•	Theodore C. Walker, Member of Executive Committee (retiring March 31, 2018)

Mr. Walker has over 25 years' experience in the reinsurance and insurance industries and has been with the Company since 2002. He has held the positions of CEO P&C Worldwide, President and CEO of North America, with executive responsibility for North America, and Executive Vice President and Chief Underwriting Officer for PartnerRe U.S. with responsibility for all underwriting activities in the U.S. business units. Previously, he was responsible for PartnerRe’s worldwide book of catastrophe business, in the role of Head of Catastrophe. Prior to joining PartnerRe, Mr. Walker was Senior Vice President at American Re, where he was responsible for the company’s Latin American operations. Mr. Walker then worked for ten years at Bacardi International as Risk Manager, and then as Vice President of Bacardi Capital, the Group’s treasury arm. He began his career as an insurance and reinsurance broker for Sedgwick in London and Boston. Mr. Walker holds a B.S. from Georgetown University’s School of Foreign Service. He currently serves on the Board of Overseers at St. John’s School of Risk Management, as a Board Member of Bacardi Limited and as a Board Member of Crane & Co., an international paper and currency manufacturer. Mr. Walker is a past Chairman of the Reinsurance Association of America and is a current member of their board of directors.

•	Marvin Pestcoe, Executive Vice President (retiring March 31, 2018)
Marvin Pestcoe is a member of PartnerRe’s Group Executive Committee. Mr. Pestcoe has 30 years of experience in property and casualty insurance, reinsurance and investments. He joined PartnerRe in 2001 as head of the Company’s Alternative Risk Operations, and in 2008 was appointed Deputy Head of Capital Markets Group and Head of Capital Assets. In 2010 he assumed responsibility for all Investment Operations and executive responsibility for the worldwide Life Operations. Following the acquisition of Presidio in 2012 these responsibilities were expanded to include health insurance and reinsurance. Prior to joining PartnerRe, Mr. Pestcoe was Chief Actuary of Swiss Re New Markets. Mr. Pestcoe is a fellow of the Casualty Actuarial Society and a member of the American Academy of Actuaries.

•	Marc Archambault, CEO Life and Health
Marc Archambault is a member of PartnerRe’s Group Executive Committee and is responsible for its worldwide Life and Health business segment. Mr. Archambault has more than 26 years of experience in Life reinsurance, most recently as CEO of SCOR Global Life Asia-Pacific, where he led the company’s regional growth strategy in those markets, and as a member of the senior management team for Global Life. Prior to that, Mr. Archambault held a number of senior management positions at SCOR where he implemented growth strategies and product development initiatives across multiple international markets in Europe, North America, Asia and Africa. Mr. Archambault holds a Bachelor of Actuarial Science from Laval University in Quebec, Canada and is an Associate with the Canadian Institute of Actuaries.

•	Dorothée Burkel Chief Corporate and People Operations Officer
Dorothée Burkel is a member of the Company’s Executive Committee and is responsible for strategies related to attracting, developing and retaining the best talent, aligning culture and strategy, and ensuring governance and operational effectiveness.  Ms. Burkel specializes in Human Resources & Communications and has experience across a number of international companies.  Prior to joining PartnerRe, Ms. Burkel was formerly the Human Resources Director for Google Southern Europe from 2008 – 2012. In 2012, this role was extended to include the Middle East and Africa and in 2015, to the entire EMEA region where she supported Google’s Business and G&A functions. Ms. Burkel worked for AOL France from 2001 to 2005 as the Human Resources Director and was promoted to Vice President for Human Resources and Corporate Communications for AOL France in 2005. Before leaving in 2008, she also took on the responsibility for Branding and Communications for AOL Europe. Ms. Burkel holds a Master’s degree in French Modern Literature and graduated with honors in Political Sciences from the Institut d’Etudes Politiques in Paris.

•	Turab Hussain Chief Risk and Actuarial Officer
Mr. Hussain is a member of the Company’s Executive Committee and is responsible for the risk management, capital modeling and reserving functions. Mr. Hussain has more than 20 years’ experience in the insurance and reinsurance industries.  Prior to joining PartnerRe, Mr. Hussain held several senior actuarial and underwriting roles with responsibility for reserving, risk assessment, capital allocation and analysis at the Hartford as well as Arch Insurance Group and American Reinsurance. Mr. Hussain is an Associate of the Casualty Actuarial Society (ACAS), a Member of the American Academy of Actuaries (MAAA) and a Chartered Enterprise Risk Analyst (CERA).  He earned his bachelor’s degree in economics and statistics from Rutgers University.
The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.

B. Compensation
Director Compensation
During 2017, the directors received approximately $1.2 million in cash as compensation for their services as directors. Mr. Clarke did not receive any compensation for his services as a director in 2017. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
Executive Compensation
Executive compensation is comprised of salary, annual incentives and other benefits. During 2017, PartnerRe’s executive officers earned $20.7 million in compensation. Long-term incentive (LTI compensation) is excluded from this total and is described in more detail below.
Long-term incentive (LTI) Program
The 2017 LTI Program consisted of awards either in a form of cash or class B shares (defined below) with a three-year cliff vest issued to certain executives.
During 2017, an executive officer had target LTI values in local currencies and were awarded an aggregate of $1.3 million in LTI cash compensation. Upon vesting, target awards will be adjusted based on the Company’s performance measure which is a three-year compound Return on Capital (ROC) metric.
In May 2017, the Company designated a new class of common shares (Class B shares) that may be granted to or purchased by certain executives of the Company at the discretion of the Company. The LTI Committee of the Board approved the related Certificate of Designation which stipulated that the granted shares are restricted from sale for three years from date of grant and grants can be made by the Company twice a year as of March 1 or September 1. In addition, the Class B shares can be redeemed, subject to certain restrictions, at the option of the employee with respect to Class B purchased shares, and after the three-year restriction period for granted shares. However, per the notice of grant provided to the employee, once the restriction period has expired, the employee can only sell or transfer the restricted shares back to the Company provided the employee, continues to hold an agreed minimum of four times (4X) their gross LTI target value, unless otherwise agreed in writing. During 2017, certain PartnerRe’s executive officers were awarded an aggregate $6.3 million in Class B shares.
See also Item 6.E below for details of share ownership related to the Class B shares and Item 10.D regarding restrictions on share transfers.
C. Board Practices
The Board currently consists of seven directors (see Item 6.A above for details). The current Board have been elected to serve until the next Annual General Meeting of the Company or until their respective successors are appointed. As provided in our Bye-Laws, the number of Directors shall be such number not less than three as the Company by Resolution may, from time to time, determine (see also Item 10.B for the details of the Company's Bye-laws).
There are no service contracts between the Company and any of the Company’s directors providing for benefits upon termination of their employment or service.
Audit Committee
The Board has established an Audit Committee comprised of Messers. Thiele and Dowd who are independent in accordance with the definition of the applicable NYSE and SEC Rules. Mr. Thiele is designated as the Audit Committee financial expert as noted in Item 16A of this report.
Pursuant to its charter, the Audit Committee’s primary responsibilities are to assist Board oversight of:

•	the integrity of PartnerRe’s financial statements;

•	PartnerRe’s compliance with legal and regulatory requirements;

•	the Company's system of internal controls;

•	the qualifications and independence of the external auditors; and

•	the performance of the Company's internal and external audit functions.
The Audit Committee regularly meets with management, the Chief Audit Officer and the Company's independent registered public accounting firm to review matters relating to the quality of financial reporting and internal accounting controls, including the nature, extent and results of their audits. In addition, the Audit Committee discusses the Company’s policies with respect to risk assessment and risk management processes.
D. Employees
The Company had 978 employees at December 31, 2017. The following table show the breakdown of the number of employees by geographic location as of December 31, 2017, 2016 and 2015:

Geographic location	2017	2016	2015
Asia, Australia and New Zealand	46	46	40
Europe	537	539	568
Latin America, Caribbean and Africa	7	7	5
North America	388	365	422
Total	978	957	1,035
The increase in the number of employees in 2017 compared to 2016 was primarily driven by the inclusion of Aurigen employees in 2017. The decrease in 2016 compared to 2015 was due to the efficiency actions undertaken following the closing of the acquisition by EXOR N.V.
E. Share ownership
As more fully described in B. Compensation above, during 2017, the Company designated, granted, and issued Class B common shares to certain executives of the Company.
The Company's Class A common shares, which are classified as Common shares in the Shareholder's Equity section of the Consolidated Balance Sheet, are owned by EXOR Nederland N.V. (previously named Exor N.V.). The Company's Class B common shares are classified as liabilities and, as a result, are not included in Common shares in the Shareholder's Equity section the Consolidated Balance Sheet.
As of December 31, 2017, 100,000,000 Class A common shares were held by EXOR Nederland N.V. and 255,492 Class B common shares were held by certain executive officers of the Company.
The Class B Common Shares issued and outstanding represent less than 0.3% of the beneficial ownership and voting rights of the Company. See Note 15 to the Consolidated Financial Statements in Item 18 of this report for further details.
Except as otherwise required by law or Certificate of Designation, holders of Class B Shares share the same voting rights as the holders of Class A Shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As more fully described in Note 1 to the Consolidated Financial Statements in Item 18 of this report, 100% of the Company's Class A shares are owned by EXOR Nederland N.V. Prior to the acquisition of 100% of the common shares of the Company, Exor held 9.9% of the publicly held common shares of the Company, which were acquired in 2015 in contemplation of the acquisition.
B. Related Party Transactions
As at December 31, 2017 and 2016 EXOR Nederland N.V. held 100% of the Class A shares and more than 99% of the total voting shares (Class A and Class B) of the Company and therefore has the power to make decisions that impact the Company.
The Company has entered into certain related party transactions as disclosed in Notes 10 and 19 to the Consolidated Financial Statements in Item 18 of this report.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this report.
B. Significant Changes
See Note 22 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
The Company’s common shares are no longer listed as a result of the acquisition by Exor N.V. in March 2016. The Company’s preferred shares are listed on the NYSE under the symbols PRE-F, PRE-G, PRE-H, and PRE-I. Refer to Note 11 to the Consolidated Financial Statements in Item 18 of this report for further details.
The following table sets forth, for the periods indicated, the high and low market prices per share of the Company’s preferred shares that remain outstanding as of December 31, 2017 as reported on the NYSE (in U.S. dollars):

For the year ended December 31,	2017		2016		2015		2014		2013
	High	Low	High	Low	High	Low	High	Low	High	Low
Series F	26.24	24.07	27.48	22.95	26.56	23.90	25.61	20.12	25.15	19.88
Series G	27.59	25.47	30.33	25.32	n/a	n/a	n/a	n/a	n/a	n/a
Series H	30.82	27.11	32.40	25.02	n/a	n/a	n/a	n/a	n/a	n/a
Series I	27.08	23.56	28.94	22.97	n/a	n/a	n/a	n/a	n/a	n/a

For the quarter ended	December 31, 2017		September 30, 2017		June 30, 2017		March 31, 2017
	High	Low	High	Low	High	Low	High	Low
Series F	25.97	25.22	26.24	24.81	25.84	25.12	25.87	24.07
Series G	27.44	26.71	27.59	26.65	27.52	26.52	26.82	25.47
Series H	29.54	28.15	30.82	28.11	29.56	28.53	28.97	27.11
Series I	27.08	26.04	26.35	25.38	26.53	25.45	25.63	23.56

For the quarter ended	December 31, 2016		September 30, 2016		June 30, 2016		March 31, 2016
	High	Low	High	Low	High	Low	High	Low
Series F	26.54	22.95	27.48	25.66	26.18	24.50	26.92	24.81
Series G	28.99	25.32	30.33	28.16	29.86	26	n/a	n/a
Series H	30.82	25.02	32.40	29.52	30.98	26.76	n/a	n/a
Series I	27.83	22.97	28.94	26.1	26.19	24.91	n/a	n/a

Each month for the most recent six months	February 28, 2018		January 31, 2018		December 31, 2017		November 30, 2017		October 31, 2017		September 30, 2017
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
Series F	25.46	24.70	25.60	25.00	25.83	25.22	25.90	25.27	25.97	25.31	25.74	24.81
Series G	26.55	25.81	26.98	26.19	27.44	26.80	27.37	26.87	27.44	26.71	27.08	26.65
Series H	28.28	26.81	29.17	27.23	29.54	28.60	29.54	28.49	29.14	28.15	29.37	28.37
Series I	25.63	24.91	26.27	24.95	26.71	26.04	26.99	26.15	27.08	26.05	26.32	25.38
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
The Company’s Bye-laws were adopted on March 18, 2016 and filed as exhibit 3.1 to the Company's Report on Form 8-K (File No 001-14536) filed with the SEC on March 18, 2016, and are hereby incorporated by reference into this Annual Report.
Corporate Registration and Objectives
PartnerRe Ltd. is incorporated under the laws of Bermuda. The Company is registered at the Bermuda Registrar under the number 18620. The purposes and powers of the Company are set forth in Items 6 and 7 (b) through (n) and (p) to (u) inclusive of the Second Schedule of the Bermuda Companies Act of 1981, as amended.
Board of Directors
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or its bye-laws to be exercised by the shareholders. The Company's Bye-Laws provide that its business is to be generally managed and conducted by the Board and that the Board shall be such number not less than three as the Company by resolution may, from time to time, determine. The Directors shall be elected or appointed at the Annual General Meeting, at any Special General Meeting called for that purpose or by Resolution. Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next Annual General Meeting or until their successors are elected or appointed or their office is otherwise vacated.
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
A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board shall be valid and effectual as a resolution pass at a meeting of the Board.
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
Bermuda law provides that the Directors owe a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty include the following essential elements:

•	a duty to act in good faith in the best interests of the Company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed to third parties and/or the Director's duty to the Company; and

•	a duty to exercise powers for the purpose for which such powers were intended.
The Companies Act imposes a duty on the Directors and Officers to:

•	act honestly and in good faith with a view to the best interests of the Company; and

•	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
The Companies Act also imposes various duties on the Directors and Officers with respect to certain matters of management and administration of the Company.
Under Bermuda law, the Directors and Officers generally owe fiduciary duties to the Company itself, not to the Company's individual shareholders or members, creditors, or any class of either shareholders, members or creditors.
Shares and Share Rights
Subject to any special rights conferred on the holders of any Share or class of Shares, any Share in the Company may be issued with or have attached thereto such preferred, deferred, qualified or other special rights or such restrictions, whether in regard to dividend, voting, return of capital or otherwise, as the Board may determine.
Subject to the general provisions of Bermuda law, the Board may, at its discretion and without the sanction of a Resolution, authorize the acquisition by the Company of its own Shares, of any class, at any price (whether at par or above or below par). Under Bermuda law, the Company must pay for such share purchases out of capital paid-up for these shares, out of funds that would otherwise be available for a dividend or distribution or out of proceeds of the issue of additional shares for the purpose of the purchase. However, to the extent that any premium over the par value is payable on the purchase, the premium must be provided out of funds that would otherwise be available for a dividend or distribution or out of the Company's share premium account.
Any Shares to be purchased may be selected in any manner whatsoever, to be either cancelled or held as Treasury Shares, upon such terms as the Board may in its discretion determine, provided always that such acquisition is effected in accordance with the provisions of the Companies Act. The whole or any part of the amount payable on any such acquisition may be paid or satisfied otherwise than in cash, to the extent permitted by the Companies Act.
As provided in our Bye-Laws and subject to the Companies Act, all or any of the special rights for the time being attached to any class of Shares for the time being issued may from time to time (whether or not the Company is being wound up) be altered or abrogated with the consent in writing of the holders of not less than seventy five percent (75%) of the issued Shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of not less than seventy five percent (75%) of the issued Shares of that class, voting in person or by proxy. To any such separate general meeting, all the provisions of these Bye-Laws as to general meetings of the Company shall mutatis mutandis apply, but so that the necessary quorum shall be two (2) or more persons holding or representing by proxy any of the Shares of the relevant class, that every holder of Shares of the relevant class shall be entitled on a poll to one vote for every such Share held by him and that any holder of Shares of the relevant class present in person or by proxy may demand a poll; provided however, that if the Company or a class of Shareholders shall have only one Shareholder, one Shareholder present in person or by proxy shall constitute the necessary quorum.
Subject to Bermuda law and except insofar as the rights attaching to, or the terms of issue of, any Share otherwise provide, the Board may from time to time declare dividends or distributions out of contributed surplus to be paid to the Shareholders according to their rights and interests, including such interim dividends as appear to the Board to be justified by the position of the Company. The Board, in its discretion, may determine that any dividend shall be paid in cash or shall be satisfied, subject to the Bye-Laws, in paying up in full Shares in the Company to be issued to the Shareholders credited as fully paid or partly paid or partly in one way and partly the other. The Board may also pay any fixed cash dividend which is payable on any Shares of the Company half yearly or on such other dates, whenever the position of the Company, in the opinion of the Board, justifies such payment.
The Board may from time to time resolve to capitalize all or any part of any amount for the time being standing to the credit of any reserve or fund which is available for distribution or to the credit of any Share premium account and accordingly that such amount be set free for distribution amongst the Shareholders or any class of Shareholders who would be entitled thereto.
If the Company shall be wound up, the liquidator may, with the sanction of a Resolution of the Company and any other sanction required by the Companies Act, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any Shares or other assets upon which there is any liability.
General Meetings of Shareholders and Voting Rights
If required under the Companies Act, the Board shall convene and the Company shall hold general meetings as Annual General Meetings in accordance with the requirements of the Companies Act at such times and places as the Board shall appoint or, if requested in writing signed by the Majority Common Shareholder, at such times and places as the Majority Common Shareholder shall request. The Board may, whenever it thinks fit, and shall, when required by the Companies Act or when requested by the Majority Common Shareholder, convene general meetings other than Annual General Meetings which shall be called Special General Meetings, at such time and place as the Board may appoint or, if requested in writing signed by the Majority Common Shareholder, at such time and place as the Majority Common Shareholder shall request. Except as required by the Companies Act or when requested by the Majority Common Shareholder, Special General Meetings may not be called by any person other than the Board. Save where a greater majority is required by the Companies Act or the Bye-Laws, any question proposed for consideration at any general meeting shall be decided on by a simple majority of votes cast.
Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing. Any such Resolution shall be signed by such number of Shareholders (or the holders of such class of Shares) as would be required if the Resolution had been voted on at a meeting of Shareholders or, all the Shareholders, or such other majority of the Shareholders as may be provided by the Bye-Laws. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.
Under our Bye-laws should any person (other than EXOR or any member of the Exor Group) be a Ten Percent Shareholder, notwithstanding any provision to the contrary in these Bye-Laws, the votes conferred by the Controlled Shares of such person are hereby reduced (and shall be automatically reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder. Notwithstanding the foregoing, the Board may waive the restrictions in its discretion and on a case by case basis.
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
C. Material Contracts
On October 20, 2016, the Company entered into a definitive agreement to acquire 100% of the outstanding ordinary shares of Aurigen. The acquisition was completed on April 3, 2017.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act 1981, Investment Business Act 2003, and the Exchange Control Act 1972 and related regulations, each as amended, which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Our common shares are not listed on the NYSE and accordingly the general permission will not apply to them.
The BMA has, however, granted us permission for the issue, sale and transfer of up to 20% of any security as defined in the Exchange Control Act including (without limitation) the grant or creation of options, warrants, coupon, rights and depository receipts (collectively, Securities) to and among persons who are resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange.
Under the Insurance Act, where neither the shares of the insurer nor the shares of its parent company are not traded on any stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he has filed a notice in writing to the BMA that he intends to become a controller of the insurer and (b) the BMA has, not later than 45 days beginning on the date of service of that notice, notified him in writing that there is no objection to him becoming such a controller of the insurer or the 45 days have elapsed without the BMA having served written notice of objection. Likewise, any person who ceases to become a holder of at least 10%, 20%, 33% or 50% of our voting shares must notify the BMA in writing no later than 45 days of such disposal. As described herein, our Bye-Laws contain restrictions on the transfer of shares that generally would have the effect of prohibiting any shareholder, other than EXOR or any member of the Exor Group, from owning 10% or more of our common shares.
E. Taxation
The Company and PartnerRe Bermuda are not subject to income or profits tax, withholding tax, capital gains tax or capital transfer tax in Bermuda. See Business Overview—Taxation of the Company and its Subsidiaries in Item 4 for further details.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
Documents that have been filed by the Company with the U.S. Securities and Exchange Commission (SEC) can be read or copied at the SEC’s office of Investor Education and Advocacy located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the public reference rooms and their copy charges by calling the SEC at 1-800-SEC-0330. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at http://www.sec.gov.

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
At December 31, 2017, the Company held approximately $1,879 million of its total invested assets in mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment.

At December 31, 2017, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity attributable to PartnerRe Ltd. as follows (in millions of U.S. dollars):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2017	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)(2)	$15,531	10%	$14,823	5%	$14,115	$13,407	(5)%	$12,699	(10)%
Total invested assets (3)	$18,419	8%	$17,701	4%	$16,982	$16,264	(4)%	$15,545	(8)%
Shareholders’ equity attributable to PartnerRe Ltd.	$8,182	21%	$7,464	11%	$6,745	$6,027	(11)%	$5,308	(21)%

(1)	Includes certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.

(2)	Excludes accrued interest.

(3)	Includes total investments, cash and cash equivalents, the investment portfolio underlying the funds held–directly managed account and accrued interest.
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
The impact of an immediate change in interest rates on the fair value of investments and on investments within the funds held–directly managed account exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity attributable to PartnerRe Ltd., in both absolute terms and as a percentage of total invested assets and shareholders’ equity attributable to PartnerRe Ltd., has not changed significantly at December 31, 2017 compared to December 31, 2016.
Interest rate movements also affect the economic value of the Company’s outstanding debt obligations and preferred securities in the same way that they affect the Company’s fixed maturity investments. This can result in a liability whose economic value is different from the carrying value reported in the Consolidated Balance Sheet given the Company records the carrying value of its outstanding debt obligations and preferred securities at the original issued principal amount. For the Company’s preferred shares, fair value is based on quoted market prices, while carrying value is based on the aggregate liquidation value of the shares. See Note 3(b) to the Consolidated Financial Statements in Item 18 of this report for further details regarding the fair value of debt.
See also Notes 10 and 11 to Consolidated Financial Statements in Item 18 of this report for further details regarding debt and preferred shares respectively as at December 31, 2017 and 2016 and related changes during the year.
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
At December 31, 2017, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to interest rate risk (as presented in the table above), total invested assets and shareholders’ equity attributable to PartnerRe Ltd. as follows (in millions of U.S. dollars):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2017	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk(1)(2)	$15,155	7%	$14,635	4%	$14,115	$13,595	(4)%	$13,075	(7)%
Total invested assets (3)	$18,023	6%	$17,503	3%	$16,982	$16,462	(3)%	$15,941	(6)%
Shareholders’ equity attributable to PartnerRe Ltd.	$7,786	15%	$7,266	8%	$6,745	$6,225	(8)%	$5,704	(15)%

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
The impact of an immediate change in credit spreads on the overall fair value of investments and funds held–directly managed account exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity attributable to PartnerRe Ltd., as a percentage of total invested assets and shareholders’ equity attributable to PartnerRe Ltd. has not changed significantly at December 31, 2017 compared to December 31, 2016.
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
The Company’s gross and net exposure in its Consolidated Balance Sheet at December 31, 2017 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage this exposure, was as follows (in millions of U.S. dollars):

	Euro	CAD	CHF	GBP	JPY	Other	Total (1)
Total assets	$2,319	$1,415	$20	$1,509	$32	$976	$6,271
Total liabilities	(4,150)	(507)	(336)	(1,531)	(89)	(1,507)	(8,120)
Total gross foreign currency exposure	(1,831)	908	(316)	(22)	(57)	(531)	(1,849)
Total derivative amount	1,839	(912)	—	67	—	78	1,072
Net foreign currency exposure	$8	$(4)	$(316)	$45	$(57)	$(453)	$(777)

(1)
As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from this table. The U.S. dollar accounted for the difference between the Company’s total foreign currency exposure in this table and the total assets and total liabilities in the Company’s Consolidated Balance Sheet at December 31, 2017.

The above numbers include the Company’s investment in certain of its subsidiaries and branches, whose functional currencies are the Euro or Canadian dollar, and the foreign exchange forward contracts that the Company entered into during the year to hedge a portion of its translation exposure in light of the significant volatility in foreign exchange markets.
At December 31, 2017, the Company’s most significant net foreign currency exposure presented in the table above reflect the unhedged net investment in its Swiss branch.
At December 31, 2017, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in the Company’s net foreign currency exposure of $78 million and $155 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2017, approximately 52% of the Company’s fixed maturity portfolio (including the funds held–directly managed account and funds holding fixed maturity securities) was rated AA (or equivalent rating) or better.
At December 31, 2017, approximately 71% of the Company’s fixed maturity and short-term investments (including funds holding fixed maturity securities and excluding the funds held–directly managed account) were rated A- or better and 3% were rated below investment grade or not rated. The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2017, the Company was not exposed to any significant credit concentration risk on its investments, excluding securities issued by the U.S. government which are rated AA+. The single largest corporate issuer and the top 10 corporate issuers accounted for less than 3% and less than 19% of the Company’s total corporate fixed maturity securities (excluding the funds held–directly managed account), respectively, at December 31, 2017.
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
Derivatives
To a lesser extent, the Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to strict limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or counterparties. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2017, the Company’s net notional exposure of foreign exchange forward contracts was $2,863 million, while the net fair value of those contracts was a liability position of $12 million. See Note 6 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
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
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Risk Factors in Item 3 and Business Overview in Item 4 of this report for information related to two brokers that accounted for approximately 47% of the Company’s gross premiums written for the year ended December 31, 2017.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2017 were $2,725 million, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable was $5 million at December 31, 2017.
The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2017, the balance of reinsurance recoverable on paid and unpaid non-life and life reserves was $729 million, which is net of the allowance provided for uncollectible reinsurance recoverables of $0 million. At December 31, 2017, 37% of the Company’s reinsurance recoverable on paid and unpaid non-life and life reserves were either due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 63% was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 of this report for details of the Company’s reinsurance recoverable on paid and unpaid losses categorized by the reinsurer’s Standard & Poor’s rating.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2017 compared to December 31, 2016.

Equity Price Risk
The Company invests a portion of its capital funds in equity securities (fair market value of $632 million, excluding funds holding fixed income securities of $7 million) at December 31, 2017. These equity investments are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. The Company estimates that its equity investment portfolio has a beta versus the S&P 500 Index of approximately 0.61 on average. Portfolio beta measures the response of a portfolio’s performance relative to a market return, where a beta of 1 would be an equivalent return to the index. Given the estimated beta for the Company’s equity portfolio, a 10% and 20% movement in the S&P 500 Index would result in a change in the fair value of the Company’s equity portfolio, total invested assets and shareholders’ equity attributable to PartnerRe Ltd. at December 31, 2015 by $38 million and $77 million, respectively. This change does not take into account any potential mitigating impact from the fixed maturity securities or taxes.

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
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2017, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2017, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the preparation of financial statements for external purposes in accordance with U.S. GAAP.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria management believes that the Company maintained effective internal control over financial reporting as of December 31, 2017.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Mr. Patrick Thiele is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Board of PartnerRe has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. There were no disclosable waivers of or amendments to the Code of Business Conduct and Ethics in fiscal 2017. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Upon acquisition of the Company’s common shares by Exor N.V. (subsequently renamed EXOR Nederland N.V.) and in order for PartnerRe to have the same independent auditors as its new ultimate parent, EXOR S.p.A., on March 24, 2016, PartnerRe engaged Ernst & Young Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016, and dismissed Deloitte Ltd. See Change in Registrant’s Certifying Accountant in Item 16F below for further details regarding the change in the certifying accountant.
The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company’s independent registered public accounting firm. The Audit Committee also pre-approves the audit services and non-audit services to be provided, including the fees for such services, before the public accounting firm is engaged to render such services. The Audit Committee may delegate the authority to grant such approval to one or more designated members of the Audit Committee, provided that the decisions of any member to whom authority is delegated shall be presented to the full Audit Committee at its next meeting. The Audit Committee has sole authority to approve all audit fees and terms. All services of Ernst & Young Ltd. and their respective affiliates (collectively, EY), and previously Deloitte Ltd. and their respective affiliates (collectively, Deloitte), were pre-approved by the Audit Committee.
During 2017, the Audit Committee had two meetings and eight informational calls to discuss the Company’s quarterly results as well as receive update on legal, internal and external auditor, and other matters as deemed necessary. The meetings and informational calls were conducted to encourage communication among the members of the Audit Committee, management, the internal auditors and EY. The Audit Committee also discussed with EY the overall scope and plans for EY’s audits and the results of such audits. The Audit Committee met with representatives from EY, both with and without management present.
The following table presents fees for professional services rendered by the independent auditors for the years ended December 31, 2017 and 2016 (in U.S. dollars):

	2017	2016
Audit Fees(1)	$4,949,268	$5,296,000
Audit-Related Fees(2)	82,095	257,000
Tax Fees(3)	507,000	654,576
All Other Fees(4)	—	109,361
Total	$5,538,363	$6,316,937

(1)
For the years ended December 31, 2017 and 2016, audit fees relate to professional services rendered by EY for the audit of the Company’s annual financial statements included in this annual report on Form 20-F and other audit services provided in connection with statutory and regulatory filings. For the year ended December 31, 2016, audit fees also relate to professional services rendered by EY for the review of the financial statements included in the quarterly report on Form 10-Q for the quarterly period ended March 31, 2016. Subsequently, the Company was determined to be a Foreign Private Issuer and, as a result, exempt from quarterly Form 10-Q filings.

(2)
Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. For the year ended December 31, 2017, audit-related fees are for services performed by EY related to employee benefit plan audits of $72,095 and agreed upon procedures related to one of the Company's regulated branches for $10,000. For the year ended December 31, 2016, these fees include: i) fees of $98,000 for services performed by EY to issue a comfort letter related to the Company’s Euro debt offering and an employee benefit plan audit and ii) fees of $159,000 paid to Deloitte Entities related to the reissuance of their consent for the preferred share exchange offer and issue of a comfort letter related to the Company’s Euro debt offering.

(3)	Tax fees relate to services performed by EY for annual U.S. tax preparation, compliance and filing assistance and certain on-going projects (including on-call advisory).

(4)
All other fees relate to services provided by EY other than the services reported in (1), (2), and (3) above. The fees for 2016 represented due diligence assistance related to the Aurigen acquisition and specific procedures in relation to a pro-forma filing related to the re-domicile of the parent company from Italy to the Netherlands.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
There have been no change in certifying accounting during the year ended December 31, 2017. See Item 16C. for details of change in certifying accountant in 2016 previously disclosed.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to exemptions available under the NYSE listing standards, as PartnerRe is a foreign private issuer and a controlled company with no common shares listed, we are not required to comply with all of the corporate governance practices followed by U.S. domestic filer companies under the NYSE listing standards, which are available at www.nyse.com. Pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to list the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies that are domestic filers. Set forth below is a list of those significant differences:

•
Nominating/Corporate Governance Committee: The NYSE requires that listed companies must have a nominating/corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Under Bermuda law and our Bye-Laws, we are not required to have, and do not have, a nominating or corporate governance committee.

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

•
Majority of Independent Directors: The NYSE requires that certain listed companies (domestic filers) must have a board of directors of at least a majority of independent directors. Under Bermuda law and our Bye-Laws, we are not required to have, and do not have, a majority of independent directors.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2017	December 31, 2016
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2017, $12,480,569; 2016, $13,386,557)	$12,654,859	$13,432,501
Short-term investments, at fair value (amortized cost: 2017, $4,394; 2016, $21,697)	4,400	21,697
Equities, at fair value (cost: 2017, $567,848; 2016, $28,376)	638,596	38,626
Investments in real estate	83,098	—
Other invested assets	1,385,258	1,075,637
Total investments	14,766,211	14,568,461
Funds held–directly managed (cost: 2017, $429,326; 2016, $510,057)	424,765	511,324
Cash and cash equivalents	1,772,012	1,773,328
Accrued investment income	120,805	112,580
Reinsurance balances receivable	2,724,844	2,492,069
Reinsurance recoverable on paid and unpaid losses	828,807	331,704
Funds held by reinsured companies	801,451	685,069
Deferred acquisition costs	672,307	597,239
Deposit assets	78,542	74,273
Net tax assets	133,169	194,170
Goodwill	456,380	456,380
Intangible assets	160,234	107,092
Other assets	41,237	35,105
Total assets	$22,980,764	$21,938,794
Liabilities
Non-life reserves	$9,710,457	$8,985,434
Life and health reserves	2,490,474	1,984,096
Unearned premiums	1,818,999	1,623,796
Other reinsurance balances payable	292,077	281,973
Deposit liabilities	10,864	15,026
Net tax liabilities	154,947	166,113
Accounts payable, accrued expenses and other	302,021	849,572
Debt related to senior notes	1,384,824	1,273,883
Debt related to capital efficient notes	70,989	70,989
Total liabilities	16,235,652	15,250,882
Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(90,281)	(74,569)
Retained earnings	4,410,694	4,337,782
Total shareholders’ equity	6,745,112	6,687,912
Total liabilities and shareholders’ equity	$22,980,764	$21,938,794

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Revenues
Gross premiums written	$5,587,894	$5,356,942	$5,547,525
Net premiums written	$5,119,926	$4,953,470	$5,229,548
(Increase) decrease in unearned premiums	(94,945)	16,126	39,630
Net premiums earned	5,024,981	4,969,596	5,269,178
Net investment income	402,071	410,864	449,784
Net realized and unrealized investment gains (losses)	232,491	26,266	(297,479)
Other income	15,242	15,232	9,144
Total revenues	5,674,785	5,421,958	5,430,627
Expenses
Losses and loss expenses	3,840,982	3,248,091	3,157,420
Acquisition costs	1,119,773	1,186,602	1,217,003
Other expenses	348,398	471,905	790,723
Interest expense	42,500	48,603	48,988
Loss on redemption of debt	1,566	22,203	—
Amortization of intangible assets	24,646	25,919	26,593
Net foreign exchange losses (gains)	108,244	(77,515)	9,461
Total expenses	5,486,109	4,925,808	5,250,188
Income before taxes and interest in earnings (losses) of equity method investments	188,676	496,150	180,439
Income tax expense	10,358	25,923	79,664
Interest in earnings (losses) of equity method investments	85,703	(22,919)	6,375
Net income	264,021	447,308	107,150
Net income attributable to noncontrolling interests	—	—	(2,769)
Net income attributable to PartnerRe Ltd.	264,021	447,308	104,381
Preferred dividends	46,416	55,043	56,735
Loss on redemption of preferred shares	—	4,908	—
Net income attributable to PartnerRe Ltd. common shareholders	$217,605	$387,357	$47,646
Comprehensive income
Net income attributable to PartnerRe Ltd.	$264,021	$447,308	$104,381
Change in currency translation adjustment	(15,135)	12,202	(46,055)
Change in unfunded pension obligation, net of tax	(274)	(1,909)	(2,285)
Change in unrealized gains or losses on investments, net of tax	(303)	(1,579)	(860)
Total other comprehensive (loss) income, net of tax	(15,712)	8,714	(49,200)
Comprehensive income attributable to PartnerRe Ltd.	$248,309	$456,022	$55,181

On March 18, 2016, Exor N.V. acquired 100% of the Company’s common shares; as such, earnings per share data is no longer considered meaningful and has been excluded.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Common shares
Balance at beginning of year	$—	$87,237	$87,237
Cancellation of treasury shares	—	(39,082)	—
Cancellation of outstanding common shares	—	(48,155)	—
Balance at end of year	—	—	87,237
Preferred shares
Balance at beginning of year	28,169	34,150	34,150
Redemption of preferred shares	—	(5,981)	—
Balance at end of year	28,169	28,169	34,150
Additional paid-in capital
Balance at beginning of year	2,396,530	3,982,147	3,949,665
Stock compensation expense, net of taxes paid	—	48,731	32,482
Reissuance of common shares	—	(2,193)	—
Cancellation of treasury shares	—	(1,466,363)	—
Cancellation of outstanding common shares	—	48,155	—
Settlement of stock options and SSARs	—	(75,311)	—
Redemption of preferred shares	—	(138,636)	—
Balance at end of year	2,396,530	2,396,530	3,982,147
Accumulated other comprehensive loss
Balance at beginning of year	(74,569)	(83,283)	(34,083)
Currency translation adjustment
Balance at beginning of year	(41,768)	(53,970)	(7,915)
Change in foreign currency translation adjustment	(15,135)	6,175	(36,750)
Change in designated net investment hedge	—	6,027	(9,305)
Balance at end of year	(56,903)	(41,768)	(53,970)
Unfunded pension obligation
Balance at beginning of year	(33,770)	(31,861)	(29,576)
Change in unfunded pension obligation, net of tax	(274)	(1,909)	(2,285)
Balance at end of year (net of tax: 2017, $9,744; 2016, $9,512; 2015, $8,804)	(34,044)	(33,770)	(31,861)
Unrealized gain on investments
Balance at beginning of year	969	2,548	3,408
Change in unrealized losses on investments, net of tax	(303)	(1,579)	(860)
Balance at end of year (net of tax: 2017, 2016 and 2015: $nil)	666	969	2,548
Balance at end of year	(90,281)	(74,569)	(83,283)
Retained earnings
Balance at beginning of year	4,337,782	6,146,802	6,270,811
Net income	264,021	447,308	107,150
Net income attributable to noncontrolling interests	—	—	(2,769)
Reissuance of common shares	—	(17,229)	(38,051)
Cancellation of treasury shares	—	(1,742,718)	—
Dividends on common shares	(144,693)	(436,430)	(133,604)
Dividends on preferred shares	(46,416)	(55,043)	(56,735)
Loss on redemption of preferred shares	—	(4,908)	—
Balance at end of year	4,410,694	4,337,782	6,146,802

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Common shares held in treasury
Balance at beginning of year	—	(3,266,552)	(3,258,870)
Repurchase of common shares	—	—	(59,266)
Reissuance of common shares	—	18,390	51,584
Cancellation of treasury shares	—	3,248,162	—
Balance at end of year	—	—	(3,266,552)
Total shareholders’ equity attributable to PartnerRe Ltd.	$6,745,112	$6,687,912	$6,900,501
Noncontrolling interests	—	—	2,450
Total shareholders’ equity	$6,745,112	$6,687,912	$6,902,951

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Net income	$264,021	$447,308	$107,150
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of net premium on investments	69,080	96,402	93,754
Amortization of intangible assets	24,646	25,919	26,593
Net realized and unrealized investment (gains) losses	(232,491)	(26,266)	297,479
Changes in:
Reinsurance balances, net	(84,767)	(95,737)	(122,866)
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(481,173)	(46,235)	55,172
Funds held by reinsured companies and funds held–directly managed	47,383	(59,069)	131,713
Deferred acquisition costs	(34,822)	2,000	(5,784)
Net tax assets and liabilities	42,337	(135,153)	(105,635)
Non-life and life and health reserves	571,907	214,071	(118,976)
Unearned premiums	94,945	(16,126)	(39,630)
Other net changes in operating assets and liabilities	(38,190)	38,195	(158)
Net cash provided by operating activities	242,876	445,309	318,812
Cash flows from investing activities
Sales of fixed maturities	12,524,296	12,404,085	7,796,537
Redemptions of fixed maturities	572,638	595,381	743,743
Purchases of fixed maturities	(12,465,127)	(12,704,275)	(8,608,288)
Sales and redemptions of short-term investments	169,555	148,665	178,166
Purchases of short-term investments	(143,859)	(124,079)	(200,533)
Sales of equities	16,232	402,481	1,184,380
Purchases of equities	(275,928)	(7,119)	(647,533)
Consideration paid to acquire Aurigen, net of cash acquired	(233,233)	—	—
Other, net	(65,753)	(749,194)	(151,198)
Net cash provided by (used in) investing activities	98,821	(34,055)	295,274
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(191,109)	(491,473)	(190,339)
Settlement of share-based awards upon change in control	—	(75,531)	—
Issuance of Class B common shares(1)	11,000	—	—
Repurchase of common shares	—	—	(71,376)
Reissuance of treasury shares, net of taxes	—	10,965	7,996
Redemption of preferred shares	—	(149,523)	—
Issuance of senior notes	—	824,002	—
Redemption of debt	(207,130)	(271,961)	—
Distributions to noncontrolling interests	—	—	(55,820)
Net cash used in financing activities	(387,239)	(153,521)	(309,539)
Effect of foreign exchange rate changes on cash	44,226	(61,502)	(40,918)
(Decrease) increase in cash and cash equivalents	(1,316)	196,231	263,629
Cash and cash equivalents—beginning of year	1,773,328	1,577,097	1,313,468
Cash and cash equivalents—end of year	$1,772,012	$1,773,328	$1,577,097
Supplemental cash flow information:
Taxes paid	$66,228	$188,650	$220,336
Interest paid	$40,989	$46,417	$49,259

(1) Class B shares are recorded as a liability on the Company's Consolidated Balance Sheet. See Note 15 for further details.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements
1. Organization
PartnerRe Ltd. provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). Non-life risks reinsured include agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, and property. Life and health risks include mortality, longevity, and accident and health. Reinsurance of alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
PartnerRe Ltd. and it subsidiaries are collectively referred to hereinafter as PartnerRe or the Company.
The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering.
The Company completed the acquisition of Societe Anonyme Francaise de Reassurances (SAFR, subsequently renamed PartnerRe SA and reinsurance business transferred into PartnerRe Europe) in 1997, the acquisition of Winterthur Re in 1998, the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009 and the acquisition of Presidio Reinsurance Group, Inc. (Presidio) in 2012.
On March 18, 2016, following receipt of regulatory approvals, the Company's publicly held common shares were acquired by Exor N.V., a subsidiary of EXOR S.p.A., one of Europe’s leading investment companies controlled by the Agnelli family. In October 2016, Exor N.V. changed its name to EXOR Nederland N.V. In December 2016, EXOR S.p.A. merged with and into EXOR HOLDING N.V., a newly formed entity organized in the Netherlands and, in conjunction with the merger, EXOR HOLDING N.V. changed its name to EXOR N.V. EXOR N.V. is listed on the Milan Stock Exchange.
As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer traded on the NYSE. The Company’s preferred shares continue to be traded on the NYSE.
The Company's common shares (Class A) included in Shareholders' Equity on the Consolidated Balance Sheets as of December 31, 2017 and 2016 are owned by EXOR Nederland N.V. (see Note 11).
On April 3, 2017, after receiving regulatory approvals, the Company completed the acquisition of 100% of the outstanding ordinary shares of Aurigen Capital Limited (Aurigen), a North American life reinsurance company. This acquisition enables the Company to expand its life reinsurance footprint in Canada and the U.S. with limited overlap in market coverage (see Note 7).
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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the amounts included in the Consolidated Financial Statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:

•	Non-life reserves;

•	Life and health reserves;

•	Gross and net premiums written and net premiums earned;

•	Recoverability of deferred acquisition costs;

•	Recoverability of deferred tax assets;

•	Valuation of certain investments that are measured using significant unobservable inputs; and

•	Valuation of goodwill and intangible assets.

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
(b) Losses and Loss Expenses
The reserves for non-life business include amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and management’s judgment. The estimates are continually reviewed and the ultimate liability may be in excess of, or less than, the amounts provided. Any adjustments are reflected in the periods in which they are determined, which may affect the Company’s operating results in future periods.
The life and health reserves have been established based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates, which for life include mortality, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. Future policy benefit reserves for annuity and universal life contracts are carried at their accumulated values. Reserves for policy claims and benefits include both mortality and critical illness claims in the process of settlement, and claims that have been incurred but not yet reported.
The Company purchases retrocessional contracts to reduce its exposure to risk of losses on reinsurance assumed. Reinsurance recoverable on paid and unpaid losses involves actuarial estimates consistent with those used to establish the associated liabilities for non-life and life and health reserves.
(c) Deferred Acquisition Costs
Acquisition costs, comprising incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned. All other acquisition related costs, including indirect costs, are expensed as incurred.
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
The Company establishes a premium deficiency reserve to the extent the deferred acquisition costs are insufficient to cover the excess of expected losses and loss expenses, settlement costs and deferred acquisition costs over the related unearned premiums.

Actual and anticipated losses and loss expenses, other costs, and investment income related to underlying premiums are considered in determining the recoverability of deferred acquisition costs for the Company’s short-duration contracts. Actual and anticipated loss experience, together with the present value of future gross premiums, the present value of future benefits, and settlement and maintenance costs are considered in determining the recoverability of deferred acquisition costs related to the Company’s Life business.
(d) Funds Held by Reinsured Companies (Cedants)
The Company writes certain business on a funds held basis. Under such contractual arrangements, the cedant retains the premiums that would have otherwise been paid to the Company and the Company earns interest on these funds. The Company generally earns investment income on the funds held balances based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). However, in certain circumstances, the Company may receive an investment return based upon either the result of a pool of assets held by the cedant, generally used to collateralize the funds held balance, or the investment return earned by the cedant on its entire investment portfolio. In these arrangements, gross investment returns are typically reflected in net investment income with a corresponding increase or decrease (net of a spread) being recorded in losses and loss expenses in the Company’s Consolidated Statements of Operations. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying life policies may have guaranteed minimum returns. In such cases, an embedded derivative exists and its fair value is recorded by the Company as an increase or decrease to the funds held balance.
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
(f) Investments
The Company elects the fair value option for its fixed maturities, short-term investments, equities and certain other invested assets (except for those that are accounted for using the cost or equity methods of accounting). All changes in the fair value of investments are recorded in net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. The Company defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of financial instruments according to a fair value hierarchy that prioritizes the information used to measure fair value into three broad levels. The Company’s policy is to recognize transfers between the hierarchy levels at the beginning of the period.
Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase.
Investments in real estate are recorded at cost less accumulated depreciation. Real estate assets held for investment are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value.
Other invested assets consist primarily of investments in non-publicly traded companies, private placement equity and fixed maturity investments, corporate loans, derivative financial instruments and other specialty asset classes. Non-publicly traded entities in which the Company has significant influence, including an ownership of more than 20% and less than 50% of the voting shares, and limited partnerships in which the Company has more than a minor interest (typically more than 3 to 5%), are accounted for using either the equity method or the fair value option. Corporate loans are recorded under the fair value option. The remaining other invested assets are recorded at fair value or cost depending on the nature of the assets. The valuation techniques used by the Company are generally commensurate with standard valuation techniques for each asset class.
Net investment income includes interest and dividend income, amortization of premiums and discounts on fixed maturities and short-term investments, rental income on investments in real estate as well as investment income on funds held and funds held–directly managed, and is net of investment expenses and withholding taxes. Investment income is recognized when earned. Realized gains or losses on the disposal of investments are determined on a first-in, first-out basis. Investment purchases and sales are recorded on a trade-date basis.
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
(h) Cash and Cash Equivalents
Cash equivalents are carried at fair value and include fixed income securities that, from the date of purchase, have a maturity of three months or less.
(i) Business Combinations
The Company accounts for transactions in which it obtains control over one or more businesses using the acquisition method. The purchase price is allocated to identifiable assets and liabilities, including any intangible assets, based on their estimated fair value at the acquisition date. The estimates of fair values for assets and liabilities acquired are determined based on various market and income analyses and appraisals. Any excess of the purchase price over the fair value of net assets acquired is recorded as goodwill in the Company’s Consolidated Balance Sheets, while any excess of the fair value of net assets acquired over the purchase price is recorded as a gain in the Consolidated Statements of Operations. All costs associated with an acquisition are expensed as incurred.
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
(k) Intangible Assets
Intangible assets represent the fair value adjustments related to non-life reserves, fair value of life business acquired, fair values of non-life renewal rights and customer relationships and U.S. licenses arising from acquisitions. Definite-lived intangible assets are amortized over their useful lives and the amortization expense is recorded in the Consolidated Statement of Operations. Indefinite-lived intangible assets are not subject to amortization. The carrying values of indefinite-lived intangible assets are reviewed for indicators of impairment on at least an annual basis or more frequently if events or changes in circumstances indicate that impairment may exist. In 2016, the Company changed its annual impairment testing date from October 1 to December 31 to align with the goodwill impairment testing date. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and is measured as the difference between the carrying value and the fair value.
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
Since the Company does not manage its assets by segment, net investment income is not allocated to the P&C and Specialty segments. However, because of the interest-sensitive nature of some of the Company’s Life and Health products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment. The following items are not considered in evaluating the results of the P&C, Specialty and Life and Health segments: net realized and unrealized investment gains or losses, interest expense, loss on redemption of debt, amortization of intangible assets, net foreign exchange gains or losses, income tax expense or benefit and interest in earnings and losses of equity method investments. These items are included in the Corporate and Other component, which is comprised of the Company’s investment and corporate activities, including other expenses.
(r) Recent Accounting Pronouncements
In August 2017, the Financial Accounting Standards Board (FASB) issued updated guidance on accounting for hedging activities. This update expands and refines hedge accounting for both nonfinancial and financial risk components and aligns the recognition and presentation of the effects of the hedging instrument and the hedged item in the financial statements. The amendments also make certain targeted improvements to simplify the application of hedge accounting guidance and ease the administrative burden of hedge documentation requirements and for assessing hedge effectiveness. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its Consolidated Financial Statements and disclosures.
In April 2017, the FASB issued updated guidance on the accounting for goodwill impairment. This update removes the second step of the goodwill impairment test and requires entities to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The guidance is effective for annual impairment tests performed after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements and disclosures.

In March 2017, the FASB issued updated guidance on presentation of net periodic pension cost and net periodic postretirement benefit cost. This update requires that an employer report the service cost component in the same line item or items as other compensation costs arising from services rendered by the employees during the period. It also requires the other components of net periodic pension cost and net periodic postretirement benefit cost to be presented in income separately from the service cost component. Additionally, only the service cost component is eligible for capitalization, when applicable. The guidance is effective for annual periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its Consolidated Financial Statements and disclosures.
In February 2016, the FASB issued updated guidance on the accounting for leases. This update requires the recognition of lease assets and lease liabilities by lessees for those leases classified as operating leases under previous guidance and expands required disclosures. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of the adoption of this guidance on its Consolidated Financial Statements and disclosures.
In August 2016, the FASB issued updated guidance on the classification of certain cash receipts and payments.  This update addresses the presentation and classification of certain cash receipts and cash payments in the statement of cash flows. The guidance is effective for fiscal periods beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance for the year ended December 31, 2018 is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
In October 2016, the FASB issued updated guidance on income taxes with respect to intra-entity transfers of assets. This update requires recognition of the income tax consequences of an intra-entity transfer of an asset, other than inventory, when the transfer occurs. The guidance is effective for fiscal periods beginning after December 15, 2017, with early adoption permitted. The adoption of this guidance for the year ended December 31, 2018 is not expected to have a significant impact on the Company’s Consolidated Financial Statements.
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
The Company’s financial instruments that it measures at fair value using Level 1 inputs generally include: equities listed on a major exchange and exchange traded derivatives, including futures that are actively traded.

•
Level 2 inputs—Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and significant directly or indirectly observable inputs, other than quoted prices, used in industry accepted models.

The Company’s financial instruments that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds; investment grade and high yield corporate bonds; asset-backed securities; mortgage-backed securities; short-term investments; certain common and preferred equities; notes and loans receivable; foreign exchange forward contracts and over-the-counter derivatives such as foreign currency option contracts, interest rate swaps and TBAs.

•	Level 3 inputs—Unobservable inputs.
The Company’s financial instruments that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; special purpose financing asset-backed bonds; unlisted or private equities; certain other mutual fund or exchange traded fund equities; privately placed corporate loans, notes and loan receivables and notes securitizations included in other invested assets; and certain other derivatives, including inactively traded weather derivatives, longevity insurance-linked securities and total return swaps included in other invested assets.
The Company’s financial instruments measured at fair value include investments and the segregated investment portfolio underlying the funds held–directly managed account (see Notes 5 and 6). At December 31, 2017 and 2016, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2017	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,205,964	$—	$2,205,964
U.S. states, territories and municipalities	—	561,505	128,806	690,311
Non-U.S. sovereign government, supranational and government related	—	1,750,770	—	1,750,770
Corporate bonds	—	6,128,636	—	6,128,636
Asset-backed securities	—	30,965	20,738	51,703
Residential mortgage-backed securities	—	1,822,725	—	1,822,725
Other mortgage-backed securities	—	4,750	—	4,750
Fixed maturities	$—	$12,505,315	$149,544	$12,654,859
Short-term investments	$—	$4,400	$—	$4,400
Equities
Finance	$11,115	$1	$21,926	$33,042
Industrials	16,534	—	—	16,534
Technology	1,990	—	10,961	12,951
Insurance	—	7,558	—	7,558
Communications	3,215	—	—	3,215
Consumer cyclical	2,170	—	—	2,170
Consumer noncyclical	897	—	—	897
Other	3,493	—	—	3,493
Mutual funds and exchange traded funds	—	—	558,736	558,736
Equities	$39,414	$7,559	$591,623	$638,596
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$8,559	$—	$8,559
Futures contracts	3,367	—	—	3,367
Insurance-linked securities	—	—	11,985	11,985
Total return swaps	—	—	2,505	2,505
TBAs	—	391	—	391
Other
Corporate loans	—	—	205,331	205,331
Notes and loan receivables and notes securitization	—	3,425	108,563	111,988
Private equities	—	—	331,932	331,932
Derivative liabilities
Foreign exchange forward contracts	—	(20,328)	—	(20,328)
Total return swaps	—	—	(3,269)	(3,269)
Interest rate swaps	—	(12,298)	—	(12,298)
TBAs	—	(591)	—	(591)
Other invested assets	$3,367	$(20,842)	$657,047	$639,572
Funds held–directly managed
U.S. government and government sponsored enterprises	$—	$161,023	$—	$161,023
Non-U.S. sovereign government, supranational and government related	—	95,812	—	95,812
Corporate bonds	—	41,090	—	41,090
Short-term investments	—	453	—	453
Other invested assets	—	—	2,067	2,067
Funds held–directly managed	$—	$298,378	$2,067	$300,445
Total	$42,781	$12,794,810	$1,400,281	$14,237,872

December 31, 2016	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$3,541,433	$—	$3,541,433
U.S. states, territories and municipalities	—	560,728	123,827	684,555
Non-U.S. sovereign government, supranational and government related	—	1,136,034	—	1,136,034
Corporate	—	5,705,522	—	5,705,522
Asset-backed securities	—	24,709	99,351	124,060
Residential mortgage-backed securities	—	2,240,897	—	2,240,897
Fixed maturities	$—	$13,209,323	$223,178	$13,432,501
Short-term investments	$—	$21,697	$—	$21,697
Equities
Finance	$973	$4,960	$20,934	$26,867
Technology	—	—	9,800	9,800
Insurance	—	1,800	—	1,800
Consumer noncyclical	6	—	—	6
Mutual funds and exchange traded funds	—	—	153	153
Equities	$979	$6,760	$30,887	$38,626
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$5,263	$—	$5,263
Insurance-linked securities	—	—	10,130	10,130
Total return swaps	—	—	1,989	1,989
TBAs	—	1,369	—	1,369
Other
Notes and loan receivables and notes securitization	—	1,500	141,693	143,193
Private equities	—	—	305,729	305,729
Derivative liabilities
Foreign exchange forward contracts	—	(7,142)	—	(7,142)
Insurance-linked securities	—	—	(97)	(97)
Total return swaps	—	—	(3,217)	(3,217)
Interest rate swaps	—	(13,403)	—	(13,403)
TBAs	—	(185)	—	(185)
Other invested assets	$—	$(12,598)	$456,227	$443,629
Funds held–directly managed
U.S. government and government sponsored enterprises	$—	$171,975	$—	$171,975
Non-U.S. sovereign government, supranational and government related	—	104,512	—	104,512
Corporate bonds	—	71,365	—	71,365
Short-term investments	—	1,603	—	1,603
Other invested assets	—	—	4,540	4,540
Funds held–directly managed	$—	$349,455	$4,540	$353,995
Total	$979	$13,574,637	$714,832	$14,290,448
The increase in equities at December 31, 2017 compared to December 31, 2016 was primarily due to a $500 million investment in two Exor managed public equity funds (see Note 19). The increase in other assets at December 31, 2017 compared to December 31, 2016 was primarily due to a $207 million investment in privately placed corporate loans.
At December 31, 2017 and 2016, the aggregate carrying amounts of items included in Other invested assets that the Company did not measure at fair value were $746 million and $632 million, respectively, which related to the Company’s investments that are accounted for using the cost method of accounting or equity method of accounting.
In addition to the investments underlying the funds held–directly managed account held at fair value of $300 million and $354 million at December 31, 2017 and 2016, respectively, the funds held–directly managed account also included cash and cash equivalents, carried at fair value, of $74 million and $76 million, respectively, and accrued investment income of $3 million and $4 million, respectively. At December 31, 2017 and 2016, the aggregate carrying amounts of items included in the funds held–directly managed account that the Company did not measure at fair value were $47 million and $77 million, respectively, which primarily related to other assets and liabilities held by Colisée Re related to the underlying business, which are carried at cost (see Note 5).
At December 31, 2017 and 2016, substantially all of the accrued investment income in the Consolidated Balance Sheets relate to the Company’s investments and the investments underlying the funds held–directly managed account for which the fair value option was elected.
During the years ended December 31, 2017 and 2016, there were no transfers between Level 1 and Level 2.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2017 and 2016, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.
The reconciliations of the beginning and ending balances for all financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2017 and 2016, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2017	Balance at beginning of year	Realized and unrealized investment gains (losses) included in net income	Purchases and issuances (1)	Settlements and sales (2)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$123,827	$5,804	$—	$(825)	$—	$128,806	$5,804
Asset-backed securities	99,351	3,300	1,360	(83,273)	—	20,738	1,316
Fixed maturities	$223,178	$9,104	$1,360	$(84,098)	$—	$149,544	$7,120
Equities
Finance	$20,934	$992	$—	$—	$—	$21,926	$992
Technology	9,800	1,611	—	(450)	—	10,961	1,611
Mutual funds and exchange traded funds	153	51,476	507,250	(143)	—	558,736	51,486
Equities	$30,887	$54,079	$507,250	$(593)	$—	$591,623	$54,089
Other invested assets
Derivatives, net	$8,805	$5,977	$1,793	$(5,354)	$—	$11,221	$3,231
Corporate loans	—	(709)	206,700	(660)	—	205,331	(695)
Notes and loan receivables and notes securitization	141,693	2,744	2,040	(37,914)	—	108,563	6,977
Private equities	305,729	29,942	17,572	(21,311)	—	331,932	27,533
Other invested assets	$456,227	$37,954	$228,105	$(65,239)	$—	$657,047	$37,046
Funds held–directly managed	$4,540	$(516)	$495	$(2,452)	$—	$2,067	$(629)
Total	$714,832	$100,621	$737,210	$(152,382)	$—	$1,400,281	$97,626

(1)	Purchases and issuances of derivatives include issuances of $2 million.

(2)	Settlements and sales of equities include sales of $1 million.

For the year ended December 31, 2016	Balance at beginning of year	Realized and unrealized investment (losses) gains included in net income	Purchases and issuances (1)	Settlements and sales (2)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$138,847	$(14,240)	$—	$(780)	$—	$123,827	$(14,240)
Asset-backed securities	369,699	21	191,048	(461,417)	—	99,351	(4,628)
Fixed maturities	$508,546	$(14,219)	$191,048	$(462,197)	$—	$223,178	$(18,868)
Equities
Finance	$22,760	$3,438	$—	$(5,264)	$—	$20,934	$3,211
Technology	8,207	1,143	450	—	—	9,800	1,143
Communications	1,985	209	—	(2,194)	—	—	55
Mutual funds and exchange traded funds	4,604	(242)	—	(4,209)	—	153	14
Equities	$37,556	$4,548	$450	$(11,667)	$—	$30,887	$4,423
Other invested assets
Derivatives, net	$5,351	$(3,314)	$2,256	$4,512	$—	$8,805	$(1,772)
Notes and loan receivables and notes securitization	125,922	2,599	71,828	(58,656)	—	141,693	2,278
Annuities and residuals	8,436	262	—	(8,698)	—	—	—
Private equities	71,298	6,764	236,022	(8,355)	—	305,729	2,827
Other invested assets	$211,007	$6,311	$310,106	$(71,197)	$—	$456,227	$3,333
Funds held–directly managed	$10,146	$1,698	$1,011	$(8,315)	$—	$4,540	$1,678
Total	$767,255	$(1,662)	$502,615	$(553,376)	$—	$714,832	$(9,434)

(1)	There were no issuances included in the purchases and issuances amounts above.

(2)	Settlements and sales of fixed maturities, equities, other invested assets and funds held–directly managed include sales of $276 million, $12 million, $43 million and $8 million, respectively.

The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2017 and 2016 were as follows (fair value in thousands of U.S. dollars):

December 31, 2017	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$128,806	Discounted cash flow	Credit spreads	0.2% – 10.2% (4.7%)
Asset-backed securities	20,738	Discounted cash flow	Credit spreads	4.7% (4.7%)
Equities
Finance	21,926	Weighted market comparables	Net income multiple	16.7 (16.7)
			Tangible book value multiple	2.0 (2.0)
			Liquidity discount	25.0% (25.0%)
			Comparable return	4.1% (4.1%)
Technology	10,961	Reported market value	Tangible book value multiple	100.0% (100.0%)
Other invested assets
Total return swaps, net	(764)	Discounted cash flow	Credit spreads	2.4% – 30.8% (18.5%)
Insurance-linked securities – longevity swaps	11,962	Discounted cash flow	Credit spreads	1.7% (1.7%)
Notes and loan receivables	102,907	Discounted cash flow	Credit spreads	3.9% – 39.3% (6.1%)
Notes and loan receivables	4,265	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.1 (1.1)
Notes securitization	1,391	Discounted cash flow	Credit spreads	1.5% (1.5%)
Private equity – direct	3,011	Discounted cash flow and market multiples	Tangible book value multiple	0.8 (0.8)
			Recoverability of intangible assets	0% (0%)
Private equity funds	12,559	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-0.7% (-0.7%)
Private equity – other	24,241	Discounted cash flow	Effective yield	3.8% (3.8%)
Funds held–directly managed
Other invested assets	2,067	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	0% (0%)

December 31, 2016	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$123,827	Discounted cash flow	Credit spreads	1.5% – 10.5% (6.3%)
Asset-backed securities	99,351	Discounted cash flow	Credit spreads	4.1% – 18.5% (14.9%)
Equities
Finance	20,934	Weighted market comparables	Net income multiple	20.3 (20.3)
			Tangible book value multiple	1.9 (1.9)
			Liquidity discount	25.0% (25.0%)
			Comparable return	36.9% (36.9%)

Technology	9,800	Reported market value	Tangible book value multiple	100.0% (100.0%)
Other invested assets
Total return swaps, net	(1,228)	Discounted cash flow	Credit spreads	2.9% – 29.4% (19.3%)
Insurance-linked securities – longevity swaps	9,218	Discounted cash flow	Credit spreads	2.6% (2.6%)
Notes and loan receivables	131,176	Discounted cash flow	Credit spreads	4.2% – 24.4% (5.2%)
Notes and loan receivables	8,953	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.2 (1.2)
Notes securitization	1,564	Discounted cash flow	Credit spreads	3.3% (3.3%)
Private equity – direct	5,019	Discounted cash flow and weighted market comparables	Net income multiple	8.6 (8.6)
			Tangible book value multiple	2.0 (2.0)
			Recoverability of intangible assets	0% (0%)
Private equity funds	11,064	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-0.7% (-0.7%)
Private equity – other	29,949	Discounted cash flow	Effective yield	5.8% (5.8%)
Funds held–directly managed
Other invested assets	4,540	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	0% (0%)
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include mutual fund and exchange traded funds investments (included within equities), certain private equity funds (included within private equities), privately placed corporate loans (included within other invested assets) and certain derivatives (included within other invested assets).
The Company has established a Valuation Committee which is responsible for determining the Company’s invested asset valuation procedures, reviewing significant changes in the fair value measurements of securities classified as Level 3 and ensuring that there is an appropriate independent peer analysis, on at least an annual basis, on the fair value measurements of significant securities that are classified as Level 3. The Valuation Committee is comprised of members of the Company’s senior management team. The Company’s Group Enterprise Risk Management Financial Risk Policy which covers, amongst other items, invested asset valuation.
Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2017, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2017	2016	2015
Fixed maturities and short-term investments	$124,033	$(90,334)	$(276,776)
Equities	60,460	(14,850)	(187,561)
Other invested assets	28,144	11,066	(1,835)
Funds held–directly managed	(5,612)	(721)	(6,323)
Total	$207,025	$(94,839)	$(472,495)
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
Included in the Company’s Level 3 classification, in general, are certain inactively traded derivatives, including weather derivative insurance-linked securities and total return swaps; corporate loans; notes and loan receivables and notes securitizations; and private equities. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; or (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. The significant unobservable inputs used in the fair value measurement of other invested assets classified as Level 3 include credit spreads, gross revenue to fair value ratios, net income multiples, effective yields, tangible book value multiples and other valuation ratios. Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Significant unobservable inputs used in the fair value measurement of other invested assets classified as Level 3 also include an assessment of the recoverability of intangible assets and market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement. As part of the Company’s modeling to determine the fair value of an investment, the Company considers counterparty credit risk as an input to the model, however, the majority of the Company’s counterparties are investment grade rated institutions and the failure of any one counterparty would not have a significant impact on the Company’s consolidated financial statements.
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
See Note 5 further details regarding Funds held–directly managed.
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2017 and 2016, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the long-term debt related to senior notes and capital efficient notes (CENts). The fair value of the debt related to senior notes as of December 31, 2017 and 2016 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the debt related to CENts as of December 31, 2017 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the intercompany debt.
See Note 10 for further details related to the Company's debt, including the carrying values and fair values.

At December 31, 2017 and 2016, the Company’s debt related to the senior notes and CENts was classified as Level 2 in the fair value hierarchy.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts and certain other financial instruments.
4. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2017, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2017	2016	2015
Net realized investment gains on fixed maturities and short-term investments	$28,632	$96,994	$66,296
Net realized investment (losses) gains on equities	(4,052)	157	137,609
Net realized investment (losses) gains on other invested assets	(3,217)	5,365	(33,317)
Net realized investment gains on funds held–directly managed	508	1,355	536
Net realized investment gains	21,871	103,871	171,124
Change in net unrealized investment gains or losses on fixed maturities and short-term investments	124,033	(90,334)	(276,776)
Change in net unrealized investment gains or losses on equities	60,460	(14,850)	(187,561)
Change in unrealized investment gains or losses on other invested assets	32,790	25,488	844
Change in net unrealized investment gains or losses on funds held–directly managed	(5,567)	(676)	(6,163)
Net other realized and unrealized investment gains or losses	(1,096)	2,767	1,053
Change in net unrealized investment gains or losses	210,620	(77,605)	(468,603)
Net realized and unrealized investment gains (losses)	$232,491	$26,266	$(297,479)
(b) Net Investment Income
The components of net investment income for the years ended December 31, 2017, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2017	2016	2015
Fixed maturities	$382,676	$395,831	$425,541
Short-term investments and cash and cash equivalents	5,363	1,915	854
Equities	(12)	4,382	30,739
Funds held and other	29,068	34,161	27,406
Funds held–directly managed	7,742	9,993	11,676
Investment expenses	(22,766)	(35,418)	(46,432)
Net investment income	$402,071	$410,864	$449,784
Other than the funds held–directly managed account, the Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g., LIBOR). Interest rates ranged from 0.1% to 7.0% for the year ended December 31, 2017, from 0.0% to 5.4% for the year ended December 31, 2016 and from 0.1% to 8.0% for the year ended December 31, 2015. See Note 5 for additional information on the funds held–directly managed account.
(c) Pledged and Restricted Assets
At December 31, 2017 and 2016, approximately $274 million and $157 million, respectively, of cash and cash equivalents and approximately $3,422 million and $2,241 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws. The increase during the year was a result of the inclusion of Aurigen and collateral required to secure payment for claims related to hurricanes Harvey, Irma and Maria in 2017.

(d) Net Payable for Securities Purchased
Included within Accounts payable, accrued expenses and other in the Consolidated Balance Sheets at December 31, 2017 and 2016 were amounts of gross receivable balances for securities sold and gross payable balances for securities purchased as follows (in thousands of U.S. dollars):

	December 31, 2017	December 31, 2016
Receivable for securities sold	$144,224	$52,189
Payable for securities purchased	(181,991)	(648,813)
Net payable for securities purchased	$(37,767)	$(596,624)
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
(f) Summarized Financial Information
The Company has an investment in an equity method investee, Almacantar Group S.A. (Almacantar) that is considered significant in terms of the interest in earnings of this investee exceeding 10% of the consolidated net income before income tax expense of the Company as at December 31, 2017. The summarized balance sheet and income statement of Almacantar S.A. is as follows:

	December 31, 2017	December 31, 2016
Current assets	$906,085	$698,835
Noncurrent assets	$1,877,519	$1,510,632
Current liabilities	$553,219	$372,677
Noncurrent liabilities	$690,935	$624,970

	For the year ended
	December 31, 2017	December 31, 2016
Revenues	$130,333	$24,646
Operating profit	$190,613	$(47,082)
Net income	$213,241	$(37,059)
The summarized balance sheet has been included as at the years ended December 31, 2017 and 2016 and the summarized income statement has been included for the years ended December 31, 2017 and 2016 as the investment in Almacantar was first entered into during 2016. As a result, it is not practicable or meaningful to include summarized financial information for 2015 as there was no ownership interest in the investee at that time. Operating profit referred to in the table above includes revenues, cost of sales, and unrealized gains on properties.
5. Funds Held–Directly Managed
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re (previously known as AXA RE) in 2006, a subsidiary of AXA SA (AXA), Paris Re and its subsidiaries entered into an issuance agreement and a quota share retrocession agreement to assume business written by Colisée Re from January 1, 2006 to September 30, 2007 as well as the in-force business at December 31, 2005. The agreements provided that the premium related to the transferred business was retained by Colisée Re and credited to a funds held account. The assets underlying the funds held–directly managed account are maintained by Colisée Re in a segregated investment portfolio and managed by the Company. Realized and unrealized investment gains and losses and net investment income related to this account inure to the benefit of the Company.
The investment portfolio underlying the funds held–directly managed account measured at fair value (see Note 3(a)) decreased from $354 million at December 31, 2016 to $300 million at December 31, 2017 primarily due to a commutation of a portion of the Reserve Agreement with Colisée Re, the run-off of the underlying loss reserves associated with this account and the impact of the weakening of the U.S. dollar against most major currencies. See also note 8(a) for discussion of the related reserve agreement.
6. Derivatives
The Company’s objectives for holding or issuing derivatives are as follows:
Foreign Exchange Forward Contracts—The Company utilizes foreign exchange forward contracts as part of its overall currency risk management and investment strategies. From time to time, the Company also utilizes foreign exchange forward contracts to hedge a portion of its net investment exposure resulting from the translation of its foreign subsidiaries and branches whose functional currency is other than the U.S. dollar.
Futures Contracts—The Company uses exchange traded treasury note futures contracts to manage portfolio duration and equity futures to hedge certain investments.
Insurance-Linked Securities—The Company enters into various weather derivatives for which the underlying risks reference parametric weather risks in addition to longevity total return swaps for which the underlying risks reference longevity risks.
Total Return and Interest Rate Swaps—The Company enters into total return swaps referencing various project, investments and principal finance obligations. The Company enters into interest rate swaps to mitigate the interest rate risk on certain of the total return swaps and certain fixed maturity investments.
To-Be-Announced Mortgage-Backed Securities—The Company utilizes TBAs as part of its overall investment strategy and to enhance investment performance.
The net fair values and the related net notional values of derivatives included in the Company’s Consolidated Balance Sheets at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2017			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$8,559	$(20,328)	$(11,769)	$2,862,927
Futures contracts	3,367	—	3,367	917,696
Insurance-linked securities (1)	11,985	—	11,985	78,879
Total return swaps	2,505	(3,269)	(764)	42,147
Interest rate swaps (2)	—	(12,298)	(12,298)	192,215
TBAs	391	(591)	(200)	501,405
Total derivatives not designated as hedges	$26,807	$(36,486)	$(9,679)

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2016			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$5,263	$(7,142)	$(1,879)	$1,929,033
Insurance-linked securities (1)	10,130	(97)	10,033	145,011
Total return swaps	1,989	(3,217)	(1,228)	42,304
Interest rate swaps (2)	—	(13,403)	(13,403)	194,585
TBAs	1,369	(185)	1,184	386,500
Total derivatives not designated as hedges	$18,751	$(24,044)	$(5.293)

(1)
Insurance-linked securities include longevity swaps for which the notional amounts are not reflective of the overall potential exposure of the swaps. The net notional exposure above included the Company's probable maximum loss at December 31, 2016 and, for December 31, 2017, the Company's best estimate of the present value of future expected claims.

(2)
The Company enters into interest rate swaps to mitigate notional exposures on certain total return swaps and certain fixed maturities. The net notional exposure for interest rate swaps above relates to fixed maturities.

The fair value of derivatives is recorded in Other invested assets in the Company’s Consolidated Balance Sheets.
The Company previously held foreign exchange forward contracts with notional amounts of €350 million to hedge a portion of its net investment exposure to the Euro against the U.S. dollar, which expired September 30, 2016 and was not renewed.
There were no derivatives designated as hedges at December 31, 2017 and 2016.
The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2017, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	2017	2016	2015
Foreign exchange forward contracts	$(41,776)	$(53,437)	$(29,217)
Foreign currency option contracts	—	2,583	(3,472)
Total included in net foreign exchange losses	$(41,776)	$(50,854)	$(32,689)
Futures contracts	$(11,683)	$(5,195)	$(32,004)
Insurance-linked securities	(563)	3,813	(1,556)
Total return swaps	464	(1,096)	1,390
Interest rate swaps	1,105	10,981	(8,101)
TBAs	4,742	6,366	2,877
Other	—	—	2,493
Total included in net realized and unrealized investment gains (losses)	$(5,935)	$14,869	$(34,901)
Total derivatives not designated as hedges	$(47,711)	$(35,985)	$(67,590)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2017	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$26,807	$—	$26,807	$(1,142)	$(43,943)	$(18,278)
Total derivative liabilities	$(36,486)	$—	$(36,486)	$1,142	$25,389	$(9,955)

December 31, 2016
Total derivative assets	$18,751	$—	$18,751	$(794)	$(34,120)	$(16,163)
Total derivative liabilities	$(24,044)	$—	$(24,044)	$794	$22,923	$(327)

(1)	Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.
7. Goodwill and Intangible Assets
On April 3, 2017, after receiving all necessary regulatory approvals, the Company completed the acquisition of 100% of the outstanding ordinary shares of Aurigen, for CAD 370 million (or approximately $278 million). The acquisition of Aurigen is consistent with the Company’s diversified strategy and expands its life reinsurance footprint in Canada and the U.S. with limited overlap in market coverage. The Company recorded pre-tax intangible assets related to the life value of business acquired (life VOBA) of $76 million and insurance licenses of $2 million. A bargain purchase gain of less than $1 million was included in Other income in the Consolidated Statement of Operations for the year ended December 31, 2017 representing the excess of fair value of the net assets acquired over the purchase price of $278 million.

The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio and Aurigen at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

2017	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible asset	Total intangible assets
Balance at January 1	$456,380	$99,742	$7,350	$107,092
Acquired during the year	—	75,583	2,205	77,788
Intangible assets amortization	n/a	(24,646)	n/a	(24,646)
Balance at December 31	$456,380	$150,679	$9,555	$160,234

2016	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible asset	Total intangible assets
Balance at January 1	$456,380	$125,661	$7,350	$133,011
Intangible assets amortization	n/a	(25,919)	n/a	(25,919)
Balance at December 31	$456,380	$99,742	$7,350	$107,092

n/a: Not applicable
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

	December 31, 2017			December 31, 2016
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Unpaid losses and loss expenses	$191,196	$168,581	$22,615	$191,196	$157,842	$33,354
Renewal rights	48,163	27,909	20,254	48,163	23,404	24,759
Customer relationships	63,408	29,353	34,055	63,408	21,779	41,629
Life VOBA	75,583	1,828	73,755	—	—	—
Total definite-lived intangible assets	$378,350	$227,671	$150,679	$302,767	$203,025	$99,742
Indefinite-lived intangible asset:
Insurance licenses	9,555	n/a	9,555	7,350	n/a	7,350
Total intangible assets	$387,905	$227,671	$160,234	$310,117	$203,025	$107,092

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 11 years for unpaid losses and loss expenses, 13 years for renewal rights and customer relationships, and 100 years for life VOBA.
The allocation of the goodwill to the Company’s segments at December 31, 2017 and 2016 was as follows (in thousands of U.S. dollars):

Amount
P&C segment	$241,530
Specialty segment	196,047
Life and Health segment	18,803
Total	$456,380

The estimated amortization expense for each of the five succeeding fiscal years related to the Company’s definite-lived intangible assets was as follows (in thousands of U.S. dollars):

Year	Amount
2018	$23,351
2019	19,946
2020	12,395
2021	8,406
2022	8,499
Total	$72,597
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
The Company’s gross liability for non-life reserves reported by cedants (case reserves) and those estimated by the Company (ACRs and IBNR reserves) at December 31, 2017 and 2016 was as follows (in thousands of U.S. dollars):

	December 31, 2017	December 31, 2016
Case reserves	$4,176,879	$3,883,926
ACRs	176,369	166,913
IBNR reserves	5,357,209	4,934,595
Non-life reserves	$9,710,457	$8,985,434
The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2017, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	2017	2016	2015
Gross liability at beginning of year	$8,985,434	$9,064,711	$9,745,806
Reinsurance recoverable at beginning of year	266,742	189,234	214,349
Net liability at beginning of year	8,718,692	8,875,477	9,531,457
Net incurred losses related to:
Current year	3,022,926	2,997,394	3,023,704
Prior years	(448,158)	(676,574)	(830,705)
	2,574,768	2,320,820	2,192,999
Change in Paris Re Reserve Agreement	(3,481)	5,518	(8,771)
Net paid losses related to:
Current year	396,927	331,785	250,720
Prior years	2,278,603	1,931,131	2,171,883
	2,675,530	2,262,916	2,422,603
Effects of foreign exchange rate changes	407,328	(220,207)	(417,605)
Net liability at end of year	9,021,777	8,718,692	8,875,477
Reinsurance recoverable at end of year	688,680	266,742	189,234
Gross liability at end of year	$9,710,457	$8,985,434	$9,064,711

The net favorable prior year loss development for each of the Company’s Non-life segments for the years ended December 31, 2017, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	2017	2016	2015
P&C	$204,172	$389,672	$473,564
Specialty	243,986	286,902	357,141
Total net favorable prior year loss development	$448,158	$676,574	$830,705
For the year ended December 31, 2017, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both Non-life segments. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the casualty business. The favorable loss emergence within the Specialty segment was predominantly from the previous two accident years, mainly driven by the energy and agriculture business.
For the year ended December 31, 2016, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both Non-life segments. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the casualty business. The favorable loss emergence within the Specialty segment was predominantly from the previous two accident years, mainly driven by the marine and energy business.
For the year ended December 31, 2015, the Company reported net favorable loss development due to favorable loss emergence from most lines of business, in particular from casualty business within the P&C segment and from the marine and aviation/space business within the Specialty segment.

Paris Re Reserve Agreement
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re’s French operating subsidiary (Paris Re France) entered into a reserve agreement (Reserve Agreement) whereby AXA and Colisée Re guarantee reserves in respect of Paris Re France and subsidiaries acquired in the acquisition. The Reserve Agreement relates to losses incurred prior to December 31, 2005. The reserve guarantee is conditioned upon, among other things, the guaranteed business, including related ceded reinsurance, being managed by AXA Liabilities Managers, an affiliate of Colisée Re.
At December 31, 2017 and 2016, the Company’s gross liability for non-life reserves includes $426 million and $496 million, respectively, of guaranteed reserves, with the decrease from December 31, 2016 to December 31, 2017 being primarily related to a commutation of a portion of the Reserve Agreement with Colisée Re and the run-off of the underlying loss reserves associated with the guaranteed reserves, partially offset by the impact of the weakening of the U.S. dollar against most major currencies.
Favorable or adverse development related to the guaranteed reserves is recorded as a change in non-life reserves with an offsetting change in the related payable or receivable to/from Colisée Re within the Funds held–directly managed account in the Consolidated Balance Sheets.
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2017 and 2016 included $134 million and $166 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2017 and 2016 was $142 million and $176 million, respectively, which primarily relate to Paris Re’s gross liability for asbestos and environmental claims for accident years 2005 and prior of $96 million and $113 million, respectively, with any favorable or adverse development being subject to the Reserve Agreement. The remaining $46 million and $63 million in gross reserves at December 31, 2017 and 2016, respectively, primarily relates to casualty exposures in the United States arising from business written by the French branch of PartnerRe Europe and PartnerRe U.S.
Ultimate loss estimates for such claims cannot be estimated using traditional reserving techniques and there are significant uncertainties in estimating the Company’s potential losses for these claims. In view of the legal and tort environment that affect the development of such claims, the uncertainties inherent in estimating asbestos and environmental claims are not likely to be resolved in the near future. There can be no assurance that the reserves established by the Company will not be adversely affected by development of other latent exposures, and further, there can be no assurance that the reserves established by the Company will be adequate. The Company does, however, actively evaluate potential exposure to asbestos and environmental claims and establishes additional reserves as appropriate. The Company believes that it has made a reasonable provision for these exposures and is unaware of any specific issues that would materially affect its unpaid losses and loss expense reserves related to this exposure.
Reserving methods
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
Bornhuetter-Ferguson (B-F) Methods (Reported or Paid)
These methods aim to address the variability at early stages of development and incorporates external information such as pricing. The B-F methods are more sensitive to reported and paid losses than the ELR method, and can be seen as a blend of the ELR and CL development methods. Unreported (unpaid) claims are calculated using an expected reporting (payment) pattern and an externally determined estimate of ultimate liabilities (usually determined by multiplying an a priori loss ratio with estimates of premium volume). The accuracy of the a priori loss ratio is a critical assumption in this method. Usually a priori loss ratios are initially determined on the basis of pricing information, but may also be adjusted to reflect other information that subsequently emerges about underlying loss experience.
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
The principal reserving methods used for each of the Specialty segment and P&C segment were ELR, Reported/Paid B-F, Reported/Paid B-K and Reported/Paid CL, with the exception of catastrophe risks within the P&C segment where the principal reserving methods used were ELR based on exposure analysis and Loss event specific methods.

(b) Life and Health Reserves
The reconciliation of the beginning and ending gross and net liability for life and health reserves for the years ended December 31, 2017and 2016 was as follows (in thousands of U.S. dollars):

	2017	2016
Gross liability at beginning of period	$1,984,096	$2,051,935
Reinsurance recoverable at beginning of period	31,372	42,773
Net liability at beginning of period	1,952,724	2,009,162
Liability acquired related to the acquisition of Aurigen	67,916	—
Net incurred losses	1,266,214	927,271
Net losses paid	(1,017,673)	(844,156)
Effects of foreign exchange rate changes	180,688	(139,553)
Net liability at end of period	2,449,869	1,952,724
Reinsurance recoverable at end of period	40,605	31,372
Gross liability at end of period	$2,490,474	$1,984,096
The increase in net losses paid in 2017 compared to 2016 was primarily due to the inclusion of Aurigen and higher claims paid in Health.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 7% at December 31, 2017 and 2016.

(c) Losses and Loss Expenses
Losses and loss expenses in the Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015 were comprised as follows (in thousands of U.S. dollars):

	2017	2016	2015
Non-life	$2,574,768	$2,320,820	$2,192,999
Life and Health	1,266,214	927,271	964,421
Losses and loss expenses	$3,840,982	$3,248,091	$3,157,420
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2012 through 2017, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2012 through 2017, are presented in the tables below (in thousands of U.S. dollars).
The information presented below for incurred and paid claims development for each of the years ended December 31, 2012 through 2016 and the average annual percentage payout of incurred claims by age, net of reinsurance, is presented as supplementary information and is unaudited.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,								December 31, 2017
Accident year	2012	2013	2014	2015	2016	2017		Total of IBNR plus expected development on reported claims
2012	$2,685,454	$2,493,810	$2,336,917	$2,228,953	$2,196,626	$2,227,260		$156,038
2013		$2,925,140	$2,753,196	$2,573,105	$2,518,691	$2,483,294		$233,607
2014			2,882,914	2,664,647	2,551,470	2,518,203		319,931
2015				2,941,159	2,650,862	2,544,179		484,936
2016					2,978,955	2,743,531		771,217
2017						3,034,380	(1)	2,120,419
Total						$15,550,847		$4,086,148

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017
2012	$290,902	$1,076,536	$1,466,177	$1,635,334	$1,739,820	$1,831,483
2013		$249,309	$1,320,171	$1,679,371	$1,883,432	$2,015,049
2014			310,960	1,338,380	1,648,748	1,860,577
2015				310,031	1,247,343	1,655,681
2016					333,673	1,402,948
2017						397,053	(1)
Total						$9,162,791

Net reserves for Accident Years and exposures included in the triangles						$6,388,056
All outstanding liabilities before Accident Year 2012, net of reinsurance						2,070,569
Total outstanding liabilities for unpaid claims						$8,458,625

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE
Years	1	2	3	4	5	6
Non-life	12%	39%	15%	8%	5%	4%

(1) The table above (and each of the three tables below for property, casualty and specialty) reflects losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the losses and loss expenses in the Consolidated Statement of Operations reflected losses incurred at the average exchange rate for the period.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,							December 31, 2017
Accident year	2012	2013	2014	2015	2016	2017	Total of IBNR plus expected development on reported claims
2012	$681,580	$679,274	$600,278	$583,371	$567,870	$567,563	$15,272
2013		704,000	600,178	566,525	550,840	546,345	4,825
2014			532,197	486,918	464,515	461,719	6,259
2015				609,235	567,709	542,180	17,187
2016					741,002	696,494	53,275
2017						1,033,194	530,918
Total						$3,847,495	$627,736

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017
2012	$102,351	$368,126	$464,879	$500,313	$511,821	520,927
2013		91,935	351,048	456,511	491,978	510,813
2014			95,806	333,809	400,247	427,187
2015				97,678	365,650	456,828
2016					139,423	470,421
2017						225,385
Total						$2,611,561

Net reserves for Accident Years and exposures included in the triangles						$1,235,934
All outstanding liabilities before Accident Year 2012, net of reinsurance						201,339
Total outstanding liabilities for unpaid claims						$1,437,273

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY
Years	1	2	3	4	5	6
Property	20%	48%	17%	6%	3%	2%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,							December 31, 2017
Accident year	2012	2013	2014	2015	2016	2017	Total of IBNR plus expected development on reported claims
2012	$701,087	$687,470	$659,934	$618,750	$600,969	$608,547	$102,999
2013		811,925	809,690	760,299	742,170	736,526	179,543
2014			912,442	889,241	869,428	874,583	252,944
2015				911,106	849,772	825,518	326,504
2016					866,772	818,954	426,472
2017						779,812	633,189
Total						$4,643,940	$1,921,651

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017
2012	$52,976	$138,628	$209,006	$282,401	$338,800	397,768
2013		51,808	162,355	271,242	353,313	424,092
2014			72,127	212,462	317,277	418,218
2015				68,544	191,076	304,876
2016					35,901	168,303
2017						63,798
Total						$1,777,055

Net reserves for Accident Years and exposures included in the triangles						$2,866,885
All outstanding liabilities before Accident Year 2012, net of reinsurance						1,679,085
Total outstanding liabilities for unpaid claims						$4,545,970

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY
Years	1	2	3	4	5	6
Casualty	7%	15%	13%	12%	9%	10%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,							December 31, 2017
Accident year	2012	2013	2014	2015	2016	2017	Total of IBNR plus expected development on reported claims
2012	$1,302,787	$1,127,066	$1,076,705	$1,026,832	$1,027,787	$1,051,150	$37,767
2013		1,409,215	1,343,328	1,246,281	1,225,681	1,200,423	49,239
2014			1,438,275	1,288,488	1,217,527	1,181,901	60,728
2015				1,420,818	1,233,381	1,176,481	141,245
2016					1,371,181	1,228,083	291,470
2017						1,221,374	956,312
Total						$7,059,412	$1,536,761

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017
2012	$135,575	$569,782	$792,292	$852,620	$889,199	912,788
2013		105,566	806,768	951,618	1,038,141	1,080,144
2014			143,027	792,109	931,224	1,015,172
2015				143,809	690,617	893,977
2016					158,349	764,224
2017						107,870
Total						$4,774,175

Net reserves for Accident Years and exposures included in the triangles						$2,285,237
All outstanding liabilities before Accident Year 2012, net of reinsurance						190,145
Total outstanding liabilities for unpaid claims						$2,475,382

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY
Years	1	2	3	4	5	6
Specialty	11%	50%	15%	7%	3%	2%

The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by our cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.
The Company has concluded that it is impracticable to provide net incurred and paid losses and loss expenses development data for 10 years and has therefore presented the data for 6 years. As disclosed in the notes to the consolidated financial statements for the year ended December 31, 2016, the Company provided 5 years of data in 2016 and agreed to include an additional year of data for each subsequent year such that by 2021 a full 10 years of data will be disclosed.

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2017 was as follows (in thousands of U.S. dollars):

December 31, 2017
Total outstanding liability for unpaid claims
Property	$1,437,273
Casualty	4,545,970
Specialty	2,475,382
Total outstanding liabilities for unpaid claims	$8,458,625
Other liabilities(1)	563,152
Net liability at end of year	$9,021,777

Reinsurance recoverable on unpaid claims
Property	$453,656
Casualty	40,920
Specialty	194,105
Reinsurance recoverable at end of year	$688,680
Gross liability at end of year	$9,710,457

(1)	Other liabilities included in the reconciliation relate primarily to the guaranteed reserves, described above, and unallocated loss expenses.

9. Reinsurance
(a) Reinsurance Recoverable on Paid and Unpaid Losses
The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery from retrocessionaires of a portion of losses and loss expenses. The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. The Company actively manages its reinsurance exposures by generally selecting retrocessionaires having a credit rating of A- or higher. In certain cases where an otherwise suitable retrocessionaire has a credit rating lower than A-, the Company generally requires the posting of collateral, including escrow funds and letters of credit, as a condition to its entering into a retrocession agreement. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. There was no allowance for uncollectible reinsurance recoverable at December 31, 2017 deemed necessary based on the quantitative and qualitative analysis as collectability was determined to be reasonably assured and given that any recoverables related to reinsurers with ratings below A- or unrated are collateralized. The allowance for uncollectible reinsurance recoverable was $12 million at December 31, 2016.

(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2017, 2016 and 2015 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2017
Assumed	$5,587,894	$5,471,546	$4,458,290
Ceded	467,968	446,565	617,308
Net	$5,119,926	$5,024,981	$3,840,982

2016
Assumed	$5,356,942	$5,343,831	$3,412,648
Ceded	403,472	374,235	164,557
Net	$4,953,470	$4,969,596	$3,248,091

2015
Assumed	$5,547,525	$5,570,321	$3,215,665
Ceded	317,977	301,143	58,245
Net	$5,229,548	$5,269,178	$3,157,420
10. Debt
The debt outstanding and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2017 and 2016 was comprised as follows (in thousands):

		December 31, 2017		December 31, 2016
Issuer	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value	Interest rate	Issue Date	Redemption or Maturity Date
PartnerRe Finance A LLC	$250,000	$—	$—	$—	$—	6.875%	May 2008	redeemed November 1, 2016
PartnerRe Finance B LLC	500,000	500,000	534,179	500,000	547,145	5.500%	March 2010	June 1, 2020
PartnerRe Ireland Finance DAC	€750,000	884,824	882,717	773,883	753,499	1.250%	September 2016	September 15, 2026
		$1,384,824	$1,416,896	$1,273,883	$1,300,644
PartnerRe Finance II Inc.	$63,384	$70,989	61,271	$70,989	$66,817	see Note 1	November 2006	see Note 1

Note 1 - 6.440% to December 1, 2016 and quarterly thereafter at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly; external debt redeemable since December 1, 2016 and any unpaid principle due on intercompany note due on December 1, 2066
PartnerRe Finance A LLC, PartnerRe Finance B LLC, and PartnerRe Finance II Inc. (collectively, U.S. finance entities) were utilized to issue U.S. dollar denominated debt. In 2016, the Company formed PartnerRe Ireland Finance DAC (Irish finance entity) in order to issue Euro denominated senior notes.
The U.S. finance entities are wholly-owned by PartnerRe U.S. Corporation, a holding company indirectly 100% owned by the Company. The Irish finance entity is wholly-owned by PartnerRe Holdings Europe Limited, a wholly owned subsidiary of the Company. The proceeds received by the U.S. finance entities upon issuance of debt were provided to PartnerRe U.S. Corporation in exchange for notes receivable for the same principal and interest terms as the related debt issued externally. The proceeds received by the Irish finance entity upon issuance of debt were provided to the Company and PartnerRe U.S. Corporation in exchange for notes receivable.
The Company determined that the U.S. entities were VIEs; however, the Company was not the primary beneficiary and, as a result, did not consolidate the U.S. finance entities. The intercompany notes payable by PartnerRe U.S. Corporation to the U.S. finance entities are recorded within Debt related to senior notes and Debt related to CENts in the Consolidated Balance Sheets and the related interest as interest expense in the Consolidated Statements of Operations.

The Company determined that PartnerRe Ireland Finance DAC is a VIE and the Company is the primary beneficiary. As a result, the debt issued externally has been reflected as Debt related senior notes in the Consolidated Balance Sheets and the related interest as interest expense in the Consolidated Statements of Operations. The cash proceeds and intercompany notes were issued by PartnerRe Ireland Finance DAC to the Company and PartnerRe U.S. Corporation, which has been eliminated on consolidation, together with the related interest.
Debt related to senior notes
On November 1, 2016, PartnerRe Finance A LLC early redeemed the 6.875% notes with an aggregate principle of $250 million notes for a price of $272 million and, as a result, recorded a loss on redemption of debt of $22 million in the Company's Statement of Operations, representing a make whole provision related to future interest foregone as a result of the early retirement.
PartnerRe Finance B LLC has the option to redeem the 5.500% senior notes, in whole or in part, at any time. PartnerRe U.S. Corporation has agreed to pay the related 5.500% note payable to PartnerRe Finance B LLC for any unpaid principal amount on June 1, 2020. Interest on these notes is payable semi-annually at an annual fixed rate of 5.500% and cannot be deferred. These senior notes are ranked as senior unsecured obligations of PartnerRe Finance B LLC and the Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
The 1.250% senior notes issued by PartnerRe Ireland Finance DAC in 2016 were issued at a price of 99.144% of the principal amount and are listed in the main securities market of the Irish Stock Exchange. Interest is payable annually commencing on September 15, 2017. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time from September 2021, with any early redemption prior to that date subject to the Bermuda Regulatory Authority's approval. These senior notes are ranked as senior unsecured obligations of PartnerRe Ireland Finance DAC. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC under these senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Debt related to Capital Efficient Notes (CENts)
In November 2006, PartnerRe Finance II Inc. issued Fixed-to-Floating Rate Junior Subordinated CENts with a principal amount of $250 million and on March 13, 2009, purchased and retired $187 million of this principal amount. As a result, the remaining aggregate principal amount of the CENts is $63 million. In November 2006, PartnerRe U.S. Corporation issued a Fixed-to-Floating Rate promissory note, with a principal amount of $258 million to PartnerRe Finance II Inc. due December 1, 2066. In March 2009, $187 million of the principal amount was extinguished. As a result, the remaining principal amount of the intercompany promissory note, which is included as Debt related to capital efficient notes in the Consolidated Balance Sheet, is $71 million.
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
Interest on both the CENts and the promissory note was payable semi-annually through to December 1, 2016 at an annual fixed rate of 6.440% and payable quarterly thereafter until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly. Since December 1, 2016, PartnerRe Finance II Inc. has the right to defer one or more interest payments for up to ten years to December 1, 2026.
11. Shareholders’ Equity
Authorized Shares
At December 31, 2017 and 2016, the total authorized share capital (common and preferred) of the Company was $200 million.
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
On October 27, 2016, Exor N.V. was renamed EXOR Nederland N.V.

On November 24, 2016, the one common share of $1.00 par value was subdivided into 100 million authorized and issued Class A shares of $0.00000001 par value each. At December 31, 2017 and 2016, the issued and outstanding common share capital was $1.00.
Redeemable Preferred Shares
At December 31, 2017 and 2016, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, were as follows (in millions of U.S. dollars, except percentage amounts):

	Series F	Series G	Series H	Series I	Total
Date of issuance	February 2013	May 2016	May 2016	May 2016
Number of preferred shares outstanding	2,679,426	6,415,264	11,753,798	7,320,574	28,169,062
Annual dividend rate	5.875%	6.5%	7.25%	5.875%
Underwriting discounts and commissions (1)	$2.3	$5.4	$9.5	$6.4	$23.6
Aggregate liquidation value, at $25 per share	$67.0	$160.4	$293.8	$183.0	$704.2

(1)
Underwriting discounts and commissions represent the original amounts paid to issue Series D, E and F shares. These amounts were reallocated on a pro-rata basis between the previously issued and the newly issued shares as a result of the share exchange in May 2016 for $nil consideration described below.

In accordance with the terms of the Merger Agreement, upon effecting the Merger, EXOR S.p.A. paid cash of $1.25 per share for an aggregate payment of approximately $43 million in the aggregate to the preferred shareholders and agreed to launch an exchange offer. On April 1, 2016, the Company launched the exchange offer whereby participating preferred shareholders could exchange any or all existing preferred shares for newly issued preferred shares reflecting, subject to certain exceptions contained in the existing preferred shares, an extended call date of the fifth anniversary from the date of issuance, and a restriction on payment of dividends on common shares declared with respect to any fiscal quarter to an amount not exceeding 67% of net income during such fiscal quarter until December 31, 2020. The terms of the newly issued preferred shares would otherwise remain identical in all material respects to the Company’s existing preferred shares, as described below. The exchange offer expired on April 29, 2016 and on May 1, 2016, 6,415,264 Series D, 11,753,798 Series E and 7,320,574 Series F preferred shares were exchanged for an equivalent number of Series G, Series H and Series I preferred shares, respectively. There was no consideration paid and no increase in fair value of the preferred shares as a result of the exchange and, as a result, the exchange was considered a modification of the preferred shares with no gain or loss or deemed dividend arising as a result of the exchange. As a result of the exchange offer, the Company cancelled the Series D, E and F preferred shares tendered in the exchange offer. Non-tendered preferred shares not exchanged and the new Series G, H and I preferred shares remain outstanding and will continue to be listed on the NYSE until redeemed.
On November 1, 2016, the Company redeemed 2,784,736 Series D and 3,196,202 Series E preferred shares at their redemption price of $25 per share for an aggregate liquidation value of $150 million. In addition, unpaid preferred dividends accrued to the redemption date totaling $2 million were paid. In connection with the redemption, the Company recognized a loss of $5 million related to the deferred issuance costs paid upon issuance which were included in additional paid-in capital related to the Series D and E preferred shares. The loss on redemption of preferred shares of $5 million was recognized as a deemed preferred dividend in retained earnings and in determining the net income attributable to the PartnerRe Ltd. common shareholder in 2016.
The redemption price of all preferred shares is $25 per share plus accrued and unpaid dividends without interest at any time or in part from time to time on or after the fifth anniversary from date of issuance.
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
12. Noncontrolling Interests
In March 2013, the Company formed, with other third-party investors, Lorenz Re Ltd. (Lorenz Re), a Bermuda domiciled special purpose insurer. Lorenz Re is a segregated accounts company under the laws of Bermuda and distinct segregated accounts are formed and capitalized within Lorenz Re in order to enter into reinsurance agreements with the Company on a fully collateralized basis. Lorenz Re was deconsolidated in 2016, as the Company’s investment in Lorenz Re no longer met the U.S. GAAP consolidation criteria.
In 2017, Lorenz Re issued non-voting redeemable preferred share capital on behalf of a new segregated account to provide additional capacity to the Company for a diversified catastrophe portfolio on a fully collateralized reinsurance basis. The Company determined that it was the primary beneficiary of this segregated account and, accordingly, the segregated account was consolidated by the Company. No noncontrolling interest exists in this new segregated account as at December 31, 2017.
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
13. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda and Irish laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. In addition, in accordance with the terms of the merger agreement between the Company and Exor N.V., subsequent to preferred share exchange (see Note 11), the Company's payment of dividends on common shares declared with respect to any fiscal quarter is restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. At December 31, 2017, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2017, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and capital requirements, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR). The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. At December 31, 2017, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $1,040 million.

Effective January 1, 2016, PartnerRe Europe and PartnerRe Ireland are subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lays down, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is May 6, 2018.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited, together with all dividends declared and paid during the preceding twelve months, to the lesser of net investment income for the previous twelve months or 10% of its total statutory capital and surplus. However, as a condition of the acquisition by Exor N.V., PartnerRe U.S. committed that it would not take action to pay any dividend for the two-year period from March 18, 2016 to March 18, 2018 without the prior approval of the New York State Department of Financial Services.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2018.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2017 are due to be submitted to the relevant regulatory authorities later in 2018, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities.
The statutory net (loss) income of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia for the years ended December 31, 2017, 2016 and 2015 was as follows (in millions of U.S. dollars):

	2017	2016	2015
PartnerRe Bermuda	$(69)	$531	$444
PartnerRe Europe	149	61	79
PartnerRe U.S.	24	72	219
PartnerRe Asia	15	43	4
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia at December 31, 2017 and 2016 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia
	2017	2016	2017	2016	2017	2016	2017	2016
Required statutory capital and surplus	$1,811	$1,578	$1,636	$1,431	$662	$672	$57	$49
Actual statutory capital and surplus	$3,781	$4,159	$2,234	$1,655	$1,336	$1,464	$251	$238
At December 31, 2017 and 2016, the Company has Swiss and French branches of PartnerRe Europe that are regulated by the Central Bank of Ireland, as prescribed by the EU Reinsurance Directive.
In addition to the required statutory capital and surplus requirements for the reinsurance subsidiaries in the table above, the Company is required to assess its solvency capital needs both at a Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor, the Bermuda Monetary Authority is tasked with assessing the financial condition of the Group and coordinates the dissemination of information to other relevant competent authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law.
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

The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries and branches are subject to tax are Canada, France, Ireland, Singapore, Switzerland and the U.S.
Income tax returns are open for examination for the tax years 2012-2017 in Hong Kong, 2013-2017 in Canada and Ireland, 2014-2017 in the U.S., 2015-2017 in Singapore and France, and 2016-2017 in Switzerland. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.
Income tax expense for the years ended December 31, 2017, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	2017	2016	2015
Current income tax (benefit) expense
U.S.	$(10,031)	$2,798	$81,066
Non U.S.	76,425	26,913	95,720
Total current income tax expense	$66,394	$29,711	$176,786
Deferred income tax expense (benefit)
U.S.	$5,538	$10,070	$(59,624)
Non U.S.	(58,702)	(127)	(44,125)
Total deferred income tax (benefit) expense	$(53,164)	$9,943	$(103,749)
Unrecognized tax (benefit) expense
U.S.	$—	$—	$—
Non U.S.	(2,872)	(13,731)	6,627
Total unrecognized tax (benefit) expense	$(2,872)	$(13,731)	$6,627
Total income tax (benefit) expense
U.S.	$(4,493)	$12,868	$21,442
Non U.S.	14,851	13,055	58,222
Total income tax expense	$10,358	$25,923	$79,664
Income before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income before taxes was as follows for the years ended December 31, 2017, 2016 and 2015 (in thousands of U.S. dollars):

	2017	2016	2015
Domestic (Bermuda)	82,219	334,559	(63,603)
Foreign	192,160	138,672	250,417
Income before taxes	274,379	473,231	186,814

Reconciliation of effective tax rate (% of income before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	11.4	6.9	58.3
Impact of foreign exchange (losses) gains	(3.2)	2.2	1.1
Unrecognized tax (benefit) expense	(1.0)	(2.9)	3.5
Tax-exempt income and expenses not deductible	(5.2)	(3.2)	(8.0)
Foreign branch tax	(24.6)	0.3	(26.8)
Valuation allowance	24.8	0.3	15.2
Other	1.6	1.9	(0.7)
Actual tax rate	3.8%	5.5%	42.6%

During the year ended December 31, 2017, both the United States and France enacted tax rate changes. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("TCJA") to reduce the corporate income tax rate from 35% to 21% effective for taxable years beginning after December 31, 2017. On December 30, 2017, France enacted legislation to progressively reduce the current corporate income tax rate of 34.43% to specific scheduled effective rates, including the applicable surtax, for each subsequent year end which includes 28.92% on the first €500,000 taxable income and 34.43% on the remainder for 2018 decreasing to 25.83% for 2022. As a result, income tax expense for the year ended December 31, 2017 was adjusted to reflect the impact of these tax rate changes and resulted in an increase to income tax expense of $5 million. This increase reflects the revaluation of deferred tax assets and liabilities in the United States and France at December 31, 2017.
The Company continues to review and analyze the provisions of the TCJA and the impact on our financial statements. Given the complexity of the legislation, anticipated guidance from the U.S. Treasury, and the potential for additional guidance from the Securities and Exchange Commission or the Financial Accounting Standards Board, the impact of the TCJA may differ from the estimates booked, in which case, any adjustments will be recorded during 2018.
The components of net tax assets and liabilities at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

	December 31, 2017	December 31, 2016
Net tax assets	$133,169	$194,170
Net tax liabilities	(154,947)	(166,113)
Net tax (liabilities) assets	$(21,778)	$28,057

	December 31, 2017	December 31, 2016
Net current tax assets	53,900	145,831
Net deferred tax liabilities	(67,737)	(108,084)
Net unrecognized tax benefit	(7,941)	(9,690)
Net tax (liabilities) assets	$(21,778)	$28,057
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2017 and 2016 were as follows (in thousands of U.S. dollars):

	December 31, 2017	December 31, 2016
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$34,806	$49,029
Foreign tax credit carryforwards	163,134	80,390
Tax loss carryforwards	36,405	35,708
Unearned premiums	14,425	25,518
Other deferred tax assets	31,566	24,012
	280,336	214,657
Valuation allowance	(185,615)	(91,819)
Deferred tax assets	94,721	122,838
Deferred tax liabilities
Deferred acquisition costs	29,204	50,313
Goodwill and other intangibles	70,674	79,606
Equalization reserves	27,252	39,812
Unrealized appreciation and timing differences on investments	13,361	5,946
Unrealized appreciation and timing differences on foreign exchange revaluations	13,413	49,645
Other deferred tax liabilities	8,554	5,600
Deferred tax liabilities	162,458	230,922
Net deferred tax liabilities	$(67,737)	$(108,084)
Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2017 relates to a foreign tax credit carryforward of $163 million in Ireland, other deferred foreign tax of $7 million in Ireland, and net deferred tax assets of $10 million in Canada and $7 million in the United States. The valuation allowance recorded at December 31, 2016 related to a foreign tax credit carryforward of $80 million, other deferred foreign tax of $7 million in Ireland, tax loss carryforwards of $4 million in Canada, and $1 million in the United States.
At December 31, 2017, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $18 million in Singapore, $8 million in Ireland, and $2 million in Hong Kong, which can be carried forward for an unlimited period of time. At December 31, 2016, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $20 million in Singapore, $5 million in France, $1 million in Ireland, and $1 million in Hong Kong, which can be carried forward for an unlimited period of time, and $2 million in Canada, which can be carried forward for 20 years.
The total amount of unrecognized tax benefits for the years ended December 31, 2017, 2016 and 2015 was as follows (in thousands of U.S. dollars):

	January 1, 2017	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2017
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$8,722	$281	$589	$(4,115)	$983	$6,460
Interest and penalties recognized on the above	968	900	6	(534)	141	1,481
Total unrecognized tax benefits, including interest and penalties	$9,690	$1,181	$595	$(4,649)	$1,124	$7,941

	January 1, 2016	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2016
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$22,255	$(13,728)	$688	$(112)	$(381)	$8,722
Interest and penalties recognized on the above	1,583	(573)	5	(11)	(36)	968
Total unrecognized tax benefits, including interest and penalties	$23,838	$(14,301)	$693	$(123)	$(417)	$9,690

	January 1, 2015	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2015
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$18,266	$29	$8,683	$(3,039)	$(1,684)	$22,255
Interest and penalties recognized on the above	566	716	261	(24)	64	1,583
Total unrecognized tax benefits, including interest and penalties	$18,832	$745	$8,944	$(3,063)	$(1,620)	$23,838
For the years ended December 31, 2017, 2016 and 2015, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as income tax expense in its Consolidated Statements of Operations.
At December 31, 2017, there was no unrecognized tax benefit which is reasonably possible to change within twelve months.
15. Share-Based Incentives

During 2017, the Company designated a new class of voting common shares (Class B shares) that can be either granted to certain executives of the Company at the discretion of the Company or purchased by the executives. The granted shares are restricted from sale for three years from date of grant. Unrestricted Class B shares can be purchased by these executives in accordance with the Certificate of Designation Preferences and Rights twice a year at a price based on the latest book value as of the most recent valuation date of either June 30 or December 31. Unrestricted Class B shares can be sold or transferred at the option of the employee and in accordance with the relevant subscription agreement and can be sold to only the Company, subject to the employee having held a minimum of four times their gross LTI target value, unless otherwise agreed in writing. As a result, the Class B shares are accounted for as liabilities, with the restricted shares granted recognized at fair value over the three year restriction period. The compensation expense and related liability related to granted awards for the year ended December 31, 2017 was less than $2 million. At December 31, 2017, shares purchased by two executives for a total of $11 million in cash was recorded as a liability on the Consolidated balance sheet with no impact on the Consolidated Statement of Operations as the fair value of the purchased shares approximated the purchase price paid.
Upon change in control of the Company on March 18, 2016, all equity share-based awards (including share options, share-settled share appreciation rights (SSARs), restricted share units (RSUs), performance share units (PSUs) and warrants) fully vested and any remaining unrecognized share based compensation was fully expensed. As a result, at December 31, 2017 and 2016 there were no equity share-based awards outstanding.
During 2016, the Company recognized a total share-based compensation expense of $36 million, and a related tax benefit of $40 million for tax deductions arising from the accelerated vesting upon change in control. For the year ended December 31, 2015 the Company’s share-based compensation expense was $42 million with a tax benefit of $7 million.
The share options and SSARs totaling $75 million were settled by the Company upon the change in control and recorded as a reduction in additional paid-in capital in 2016.
The Company previously valued RSUs and PSUs at the fair value of its common shares at the grant date. The RSUs and PSUs that vested during 2016 and 2015 had a fair value of $95 million and $22 million, respectively. The RSUs and PSUs were settled directly by Exor N.V. upon the change in control.
16. Retirement Benefit Arrangements
For employee retirement benefits, the Company maintains certain defined contributions plans and other active and frozen defined benefit plans. The majority of the defined benefit obligation at December 31, 2017 relates to the active defined benefit plan for the Company’s Zurich office employees (the Zurich Plan).
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
The Company incurred expenses for these defined contribution arrangements of $11 million, $13 million and $13 million for the years ended December 31, 2017, 2016 and 2015, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.
Active Defined Benefit Plan
The Company maintains the Zurich Plan, which is classified as a hybrid plan and accounted for as a defined benefit plan under U.S. GAAP. At December 31, 2017 and 2016, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2017	2016
Funded status
Unfunded pension obligation at beginning of year	$57,941	$50,405
Change in pension obligation
Service cost	7,510	6,906
Interest cost	1,295	1,501
Plan participants’ contributions	2,905	2,704
Actuarial loss	1,483	8,467
Plan amendments	—	85
Benefits paid	(2,097)	1,756
Foreign currency adjustments	7,489	(5,965)
Change in pension obligation	18,585	15,454
Change in fair value of plan assets
Actual return on plan assets	1,131	2,011
Employer contributions	5,361	5,319
Plan participants’ contributions	2,905	2,704
Benefits paid	(2,097)	1,756
Foreign currency adjustments	4,884	(3,872)
Change in fair value of plan assets	12,184	7,918
Funded status
Unfunded pension obligation at end of year	$64,342	$57,941
Additional information:
Projected benefit obligation at end of year	$185,154	$166,569
Accumulated pension obligation at end of year	172,806	156,803
Fair value of plan assets at end of year	120,812	108,628
At December 31, 2017 and 2016, the funded status was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The total amounts recognized in Accumulated other comprehensive loss at December 31, 2017 and 2016 were $34 million (net of $10 million of taxes) and $32 million (net of $9 million of taxes), respectively.
The net periodic benefit cost for the years ended December 31, 2017, 2016 and 2015 was $11 million, $10 million and $10 million, respectively.
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
The fair value of the Zurich Plan’s assets at December 31, 2017 and 2016 were insured funds and cash (Level 2) of $121 million and $109 million, respectively. The insured funds comprise the accumulated pension plan contributions and investment returns thereon, which are held in an insurance arrangement that provides at least a guaranteed minimum investment return. The insured funds are held by a collective foundation of AXA Life Ltd. and are guaranteed under the insurance arrangement.
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2017, 2016 and 2015 were as follows:

	2017		2016		2015
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	0.75%	0.75%	0.75%	1.00%	1.00%	1.25%
Expected return on plan assets	—	0.75%	—	1.00%	—	1.25%
Rate of compensation increase	2.25%	2.00%	2.00%	2.25%	2.25%	2.25%

At December 31, 2017, estimated employer contributions to be paid in 2018 related to the Zurich Plan were $5 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2018	$4,751
2019	4,657
2020	4,666
2021	5,754
2022	5,721
2023 to 2027	36,040
The Company does not believe that any of the Zurich Plan’s assets will be returned to the Company during 2018.
17. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and other highly rated non-U.S. sovereign governments’ securities. At December 31, 2017 and 2016, other than the U.S. government, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity attributable to PartnerRe. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
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
The Company has exposure to credit risk related to reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses. The credit risk exposure related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process, monitoring of aged receivable balances and the contractual right to offset premiums receivable or funds held balances against non-life reserves. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. At December 31, 2017 and 2016, the Company recorded a provision for uncollectible premiums receivable of $5 million. See also Note 9 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.

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
(b) Lease Arrangements
The Company leases office space under operating leases expiring in various years through 2029. The leases are renewable at the option of the lessee under certain circumstances. The following is a schedule of future minimum rental payments, exclusive of escalation clauses, on noncancelable leases and future sub-lease rental income on noncancelable leases at December 31, 2017 (in thousands of U.S. dollars):

Year	Amount
2018	$17,195
2019	11,247
2020	9,277
2021	9,256
2022	8,895
2023-2029	38,947
Total future minimum rental payments	$94,817

Total future sub-lease rental income through 2019	$2,556
Rent expense for the years ended December 31, 2017, 2016 and 2015 was $26 million, $25 million and $23 million, respectively.
(c) Other Agreements
The Company has entered into service agreements and lease contracts that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $23 million through 2022.
The Company has entered into strategic investments with unfunded capital commitments. The Company expects to fund capital commitments totaling $315 million with $109 million, $92 million, $63 million, and $51 million to be paid during 2018, 2019, 2020 and 2021, respectively, with no further commitments for 2022 as of December 31, 2017.
The Company has committed to a 10 year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 29, 2020. At December 31, 2017 and 2016, the Company’s participation in the facility was $67 million and $62 million, respectively. At December 31, 2017, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
(d) Legal Proceedings
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
At December 31, 2017, the Company was not a party to any litigation or arbitration that it believes could have a material effect on the financial condition, results of operations or liquidity of the Company.
18. Credit Agreements

In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2017, the total amount of such credit facilities available to the Company was approximately $689 million, with each of the significant facilities described below. Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued on an unsecured and secured basis in the amount of $114 million and $474 million, respectively, at December 31, 2017, in respect of reported loss and unearned premium reserves.
The Company maintains a $300 million combined credit facility, with the first $100 million being unsecured and any utilization above the initial $100 million being secured. This credit facility matures each year on November 14, unless canceled by either counterparty, this credit facility automatically extends for a further year.
In addition, the Company maintains committed secured letter of credit facilities. These facilities are used for the issuance of letters of credit, which must be fully secured with cash and/or government bonds and/or investment grade bonds. The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured, and disallow the issuance of any new letters of credit. Included in the Company’s secured credit facilities at December 31, 2017 is a $225 million secured credit facility, which has various maturity dates ranging from December 31, 2018 to December 31, 2021, and a $80 million secured credit facility, which matures on December 31, 2018. At December 31, 2017, no conditions of default existed under these facilities.
19. Related Party Transactions
During 2017 and 2016 the Company declared and paid to EXOR Nederland N.V. common share dividends totaling $145 million and $250 million, respectively.
During 2017, the Company invested $500 million in certain Exor managed equity funds. At December 31, 2017 the carrying value of these investments was $551 million, and was included within Equities in the Consolidated Balance Sheet.
During 2017, the Company completed the acquisition of certain real estate investments from Almacantar for total cash consideration of £55 million ($83 million). At December 31, 2017, the carrying value of these investments of $83 million was included within Investments in real estate in the Consolidated Balance Sheet.
In December 2017, a subsidiary of the Company entered into a Consulting Services Agreement with EXOR Nederland N.V. (Consulting Agreement), whereby EXOR Nederland N.V. provides advisory services related to certain real estate investments. The Company paid $45 thousand related to such services provided in 2017.
Effective April 1, 2017, a subsidiary of the Company entered into a consulting agreement with a director of the Company under which the director provides certain support of our investment operations for a fee of $500 thousand per annum.
Effective April 1, 2016, the Company entered into a Services Agreement with EXOR Nederland N.V. (Services Agreement), whereby EXOR Nederland N.V. provides certain advisory services to the Company for a fixed annual fee of €300 thousand. The Services Agreement was amended in 2017 to increase the fixed annual fee to $500 thousand.
In March 2016, the Company agreed to purchase from Exor S.A. a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group S.A. (Almacantar) for a total cash consideration of approximately $539 million. At December 31, 2017 and 2016, the total carrying value of the Almacantar investment accounted for under the equity method was $538 million and $436 million, respectively, and was included within Other invested assets in the Consolidated Balance Sheets.
In March 2016, the Company agreed to purchase from Exor S.A. certain financial investments, mainly third-party equity funds, for cash consideration of approximately $202 million.
In the normal course of its underwriting activities, the Company entered into reinsurance and underwriting agreements with companies affiliated with the Company, including Lorenz Re, a special purpose insurer and segregated accounts company organized under the laws of Bermuda. Distinct segregated accounts are formed and capitalized within Lorenz Re on a fully collateralized basis. All transactions entered into with Lorenz Re were completed on market terms.
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company.
The transactions between related parties discussed above were entered into at arm's-length.
20. Segment Information
Effective July 1, 2016, the Company’s business units were consolidated into three worldwide business segments: Property and Casualty (P&C), Specialty and Life and Health. As a result, the Company monitors the performance of its operations in these three segments. The business in the P&C and Specialty segments is collectively referred to as Non-life business. P&C, Specialty and Life and Health each separately represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management.
The P&C segment is comprised of property and casualty business underwritten, including property catastrophe and facultative risks in North America, Europe, Asia, Latin America, and Middle East, Africa and Russia. The Specialty segment is comprised of specialty business underwritten, including treaty and facultative contracts. The Life and Health segment in comprised of worldwide life, annuity, and health business.
Management measures results for the P&C and Specialty segments on the basis of the loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio (all defined below). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes revenues from net premiums earned, other income or loss, net investment income allocated to life business, life policy benefits, acquisition costs and other expenses.
During the year ended December 31, 2016, the segment results for the year ended December 31, 2015 were recast to conform to the new segment presentation.

The segment results for the years ended December 31, 2017, 2016 and 2015 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2017

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,255	$1,934	$4,189	$1,399	$—	$5,588
Net premiums written	$1,996	$1,780	$3,776	$1,344	$—	$5,120
Increase in unearned premiums	(33)	(55)	(88)	(7)	—	(95)
Net premiums earned	$1,963	$1,725	$3,688	$1,337	$—	$5,025
Losses and loss expenses	(1,620)	(955)	(2,575)	(1,266)	—	(3,841)
Acquisition costs	(495)	(489)	(984)	(136)	—	(1,120)
Technical result	$(152)	$281	$129	$(65)	$—	$64
Other (loss) income	—	(1)	(1)	14	2	15
Other expenses	(71)	(33)	(104)	(61)	(183)	(348)
Underwriting result	(223)	247	$24	$(112)	n/a	$(269)
Net investment income				60	342	402
Allocated underwriting result				$(52)	n/a	n/a
Net realized and unrealized investment gains					232	232
Interest expense					(42)	(42)
Loss on redemption of debt					(2)	(2)
Amortization of intangible assets					(25)	(25)
Net foreign exchange losses					(108)	(108)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					86	86
Net income					n/a	$264
Loss ratio (1)	82.6%	55.4%	69.8%
Acquisition ratio (2)	25.2	28.4	26.7
Technical ratio (3)	107.8%	83.8%	96.5%
Other expense ratio (4)	3.6%	1.9%	2.8
Combined ratio (5)	111.4%	85.7%	99.3%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.
n/a: Not applicable

Segment Information
For the year ended December 31, 2016

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,269	$1,920	$4,189	$1,168	$—	$5,357
Net premiums written	$2,061	$1,776	$3,837	$1,117	$—	$4,954
Decrease (increase) in unearned premiums	25	(9)	16	—	—	16
Net premiums earned	$2,086	$1,767	$3,853	$1,117	$—	$4,970
Losses and loss expenses	(1,248)	(1,073)	(2,321)	(927)	—	(3,248)
Acquisition costs	(556)	(500)	(1,056)	(131)	—	(1,187)
Technical result	$282	$194	$476	$59	$—	$535
Other income (loss)	3	(1)	2	10	3	15
Other expenses	(141)	(88)	(229)	(66)	(177)	(472)
Underwriting result	144	105	$249	$3	n/a	$78
Net investment income				58	353	411
Allocated underwriting result				$61	n/a	n/a
Net realized and unrealized investment gains					26	26
Interest expense					(49)	(49)
Loss on redemption of debt					(22)	(22)
Amortization of intangible assets					(26)	(26)
Net foreign exchange gains					78	78
Income tax expense					(26)	(26)
Interest in losses of equity method investments					(23)	(23)
Net income					n/a	$447
Loss ratio	59.8%	60.8%	60.3%
Acquisition ratio	26.7	28.3	27.4
Technical ratio	86.5%	89.1%	87.7%
Other expense ratio	6.7%	4.9%	5.9
Combined ratio	93.2%	94.0%	93.6%

Segment Information
For the year ended December 31, 2015

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,371	$1,906	$4,277	$1,271	$—	$5,548
Net premiums written	$2,236	$1,786	$4,022	$1,208	$—	$5,230
Decrease in unearned premiums	4	34	$38	1	—	$39
Net premiums earned	$2,240	$1,820	$4,060	$1,209	$—	$5,269
Losses and loss expenses	(1,129)	(1,064)	(2,193)	(964)	—	(3,157)
Acquisition costs	(570)	(494)	(1,064)	(153)	—	(1,217)
Technical result	$541	$262	$803	$92	$—	$895
Other income	—	—	—	6	3	9
Other expenses	(137)	(82)	(219)	(63)	(509)	(791)
Underwriting result	404	180	$584	$35	n/a	$113
Net investment income				59	391	450
Allocated underwriting result				$94	n/a	n/a
Net realized and unrealized investment losses					(297)	(297)
Interest expense					(49)	(49)
Amortization of intangible assets					(27)	(27)
Net foreign exchange losses					(9)	(9)
Income tax expense					(80)	(80)
Interest in earnings of equity method investments					6	6
Net income					n/a	$107
Loss ratio	50.4%	58.5%	54.0%
Acquisition ratio	25.4	27.1	26.2
Technical ratio	75.8%	85.6%	80.2%
Other expense ratio	6.2%	4.5%	5.4
Combined ratio	82.0%	90.1%	85.6%

     The following table provides the geographic distribution of gross premiums written based on the location of the underlying risk for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
Asia, Australia and New Zealand	13%	12%	12%
Europe	34	36	37
Latin America, Caribbean and Africa	9	8	10
North America	44	44	41
Total	100%	100%	100%
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 4%, 4% and 3% of total gross premiums written during the years ended December 31, 2017, 2016 and 2015, respectively.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2017, 2016 and 2015. The brokers accounted for 22%, 22% and 19% and 25%, 22% and 22% of gross premiums written for the years ended December 31, 2017, 2016 and 2015, respectively.
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2017, 2016 and 2015:

	2017	2016	2015
P&C	57%	57%	54%
Specialty	56%	46%	42%
Life and Health	18%	16%	16%
21. Other Expenses
For the year ended December 31, 2017, the Company recorded $29 million of reorganization related costs and $4 million of transaction costs related to the acquisition of Aurigen.
For the year ended December 31, 2016, the Company recorded $76 million of transaction related costs and $52 million of reorganization related costs primarily associated with the acquisition of the Company by Exor N.V. The $76 million transaction related costs included $38 million for settlement of share-based awards that fully vested upon the change in control of the Company. Included in the $52 million reorganization related costs was $34 million related to certain executive changes.
During the year ended December 31, 2015, in connection with entering into a Merger Agreement with Exor N.V. and EXOR S.p.A., the Company paid a termination fee and reimbursement of expenses of $315 million to Axis Capital Holdings Limited for terminating an amalgamation agreement previously entered into in January 2015. The Company also expensed $71 million of other transaction and reorganization related costs in addition to $25 million pursuant to an earn-out agreement with former shareholders of Presidio.
22. Subsequent Events
On March 13, 2018, the Company's Board of Directors declared the payment of dividends on common shares of $48 million.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of PartnerRe Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. (the Company) as of December 31, 2017 and 2016, the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the two years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited the adjustments to retrospectively reflect the change in the composition of reportable segments as described in Note 20. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2015 consolidated financial statements of PartnerRe Ltd. other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2015 consolidated financial statements taken as a whole.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

We have served as the Company‘s auditor since 2016.

Hamilton, Bermuda
March 13, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PartnerRe Ltd.
We have audited, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements, the consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows of PartnerRe Ltd. and subsidiaries (the “Company”) for the year ended December 31, 2015 (the 2015 consolidated financial statements before the effects of the adjustments discussed in Note 20 to the consolidated financial statements are not presented herein). Our audit also included the financial statement schedules included in the Company’s Form 10-K for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
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
In our opinion, the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for the year ended December 31, 2015, before the effects of the retrospective adjustments to the disclosures for a change in the composition of reportable segments discussed in Note 20 to the consolidated financial statements, present fairly, in all material respects, the results of the operations and cash flows for PartnerRe Ltd. and subsidiaries for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules for the year ended December 31, 2015, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
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
Deloitte Ltd.
Hamilton, Bermuda
February 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of PartnerRe Ltd.
Opinion on the Financial Statement Schedules
We have audited the consolidated financial statements of PartnerRe Ltd. (the Company) as of December 31, 2017 and 2016, and for each of the two years in the period ended December 31, 2017, and have issued our report thereon dated March 13, 2018 (included elsewhere in this Annual Report on Form 20-F). Our audits also included the financial statement schedules listed in Item 18 of this Annual Report on Form 20-F as of December 31, 2017 and 2016, and for each of the two years in the period ended December 31, 2017. In our opinion, the financial statement schedules, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
Basis for Opinion
These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s schedules based on our audits. We believe that our audits provide a reasonable basis for our opinion.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 13, 2018

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2017
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1) (2)	Fair Value (2)	Amount at which shown in the balance sheet (2)
Fixed maturities
U.S. government and government sponsored enterprises	$2,215,738	$2,205,964	$2,205,964
U.S. states, territories and municipalities	648,018	690,311	690,311
Non-U.S. sovereign government, supranational and government related	1,696,378	1,750,770	1,750,770
Corporate bonds	6,033,574	6,128,636	6,128,636
Asset-backed securities	46,946	51,703	51,703
Residential mortgage-backed securities	1,835,171	1,822,725	1,822,725
Other mortgage-backed securities	4,744	4,750	4,750
Fixed maturities	12,480,569	12,654,859	12,654,859
Equities
Banks, trust and insurance companies	27,154	40,602	40,602
Industrial, miscellaneous and all other	540,694	597,994	597,994
Equities	567,848	638,596	638,596
Short-term investments	4,394	4,400	4,400
Other invested assets (3)		639,572	639,572
Total		$13,937,427	$13,937,427

(1)	Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.

(2)
Excludes the investment portfolio underlying the funds held–directly managed account. While the net investment income and net realized and unrealized gains and losses inure to the benefit of the Company, the Company does not legally own the investments.

(3)	Other invested assets excludes the Company’s investments accounted for using the cost method of accounting and the equity method of accounting of $746 million.

SCHEDULE II
PartnerRe Ltd.
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2017	December 31, 2016
Assets
Fixed maturities, at fair value (amortized cost: 2017, $52,406; 2016, $78,104)	$51,748	$77,170
Cash and cash equivalents	26,681	23,150
Investments in subsidiaries	8,991,358	8,558,696
Intercompany loans and balances receivable	1,135,749	700,965
Other	4,246	4,394
Total assets	$10,209,782	$9,364,375

Liabilities
Intercompany loans and balances payable (1)	$3,435,693	$2,652,060
Accounts payable, accrued expenses and other	28,977	24,403
Total liabilities	3,464,670	2,676,463

Shareholders’ Equity
Common shares (par value $0.00000001; issued: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(90,281)	(74,569)
Retained earnings	4,410,694	4,337,782
Total shareholders’ equity	6,745,112	6,687,912
Total liabilities and shareholders’ equity	$10,209,782	$9,364,375

(1)
The parent has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc., an indirect 100% owned finance subsidiary of the parent, related to the remaining $63 million aggregate principal amount of 6.440% Fixed-to-Floating Rate Junior Subordinated CENts. The parent’s obligations under this guarantee are unsecured and rank junior in priority of payments to the parent’s senior notes.

The parent has fully and unconditionally guaranteed all obligations of PartnerRe Finance B, indirect 100% owned finance subsidiary of the parent, and PartnerRe Finance Ireland DAC, direct 100% owned subsidiary of the parent, related to the issuance of the 5.500% senior notes and 1.250% senior notes, respectively. The parent’s obligations under these guarantees are senior and unsecured and rank equally with all other senior unsecured indebtedness of the parent.

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Operations and Comprehensive Income—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Revenues
Net investment income	$1,890	$2,690	$3,516
Interest income on intercompany loans	12,201	12,109	12,295
Net realized and unrealized investment gains (losses)	91	2,993	(1,104)
Other income	8,418	2,483	—
Total revenues	22,600	20,275	14,707
Expenses
Other expenses	40,131	116,758	435,404
Interest expense on intercompany loans	12,085	7,016	6,243
Net foreign exchange gains (losses)	35,753	(10,788)	(3,199)
Total expenses	87,969	112,986	438,448
Loss before equity in net income of subsidiaries	(65,369)	(92,711)	(423,741)
Equity in net income of subsidiaries	329,390	540,019	528,122
Net income	264,021	447,308	104,381
Preferred dividends	46,416	55,043	56,735
Loss on redemption of preferred shares	—	4,908	—
Net income available to common shareholders	$217,605	$387,357	$47,646
Comprehensive income
Net income	$264,021	$447,308	$104,381
Total other comprehensive (loss) income, net of tax	(15,712)	8,714	(49,200)
Comprehensive income	$248,309	$456,022	$55,181

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Cash flows from operating activities
Net income	$264,021	$447,308	$104,381
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net income of subsidiaries	(329,390)	(540,019)	(528,122)
Other, net	25,239	11,205	32,725
Net cash used in operating activities	(40,130)	(81,506)	(391,016)
Cash flows from investing activities
Advances to/from subsidiaries, net	11,138	(167,254)	97,532
Net issue of intercompany loans receivable and payable	—	542,193	5,955
Sales and redemptions of fixed maturities	40,379	99,888	16,818
Purchases of fixed maturities	(16,414)	(7,839)	(25,758)
Dividends received from subsidiaries	—	—	418,789
Other, net	414	(2,408)	13,292
Net cash provided by investing activities	35,517	464,580	526,628
Cash flows from financing activities
Cash dividends paid to common and preferred shareholders (1)	—	(240,725)	(47,582)
Reissuance of treasury shares and issuance of common shares, net of taxes paid	—	—	7,996
Redemption of preferred shares	—	(149,523)	—
Reissuance of treasury shares, net of taxes	—	10,965	—
Settlement of share-based awards upon change in control	—	(75,531)	—
Net cash used in financing activities	—	(454,814)	(39,586)
Effect of foreign exchange rate changes on cash	8,144	55	(1,562)
Increase (decrease) in cash and cash equivalents	3,531	(71,685)	94,464
Cash and cash equivalents—beginning of year	23,150	94,835	371
Cash and cash equivalents—end of year	$26,681	$23,150	$94,835

(1)
During the years ended December 31, 2017, 2016 and 2015, dividends paid to common and preferred shareholders of $191 million, $251 million and $143 million, respectively, and the repurchase of common shares of $71 million for 2015 were paid by a Bermuda subsidiary on behalf of the parent and have therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Gross Reserves	Unearned Premiums	Other Benefits Payable	Premium Revenue	Net Investment Income(1)	Losses Incurred	Amortization of DAC	Other Expenses(2)	Premiums Written
2017
Non-life	$493,196	$9,710,457	$1,795,103	$—	$3,688,158	$ N/A	$2,574,769	$984,519	$104,454	$3,775,905
Life and Health	179,111	—	23,896	2,490,474	1,336,823	59,895	1,266,213	135,254	61,026	1,344,021
Corporate and Other	—	—	—	—	—	342,176	—	—	182,918	—
Total	$672,307	$9,710,457	$1,818,999	$2,490,474	$5,024,981	$402,071	$3,840,982	$1,119,773	$348,398	$5,119,926

2016
Non-life	$439,195	$8,985,434	$1,608,880	$—	$3,852,336	$ N/A	$2,320,820	$1,055,638	$228,806	$3,836,654
Life and Health	158,044	—	14,916	1,984,096	1,117,260	57,664	927,271	130,964	66,003	318,052
Corporate and Other	—	—	—	—	—	353,200	—	—	177,096	—
Total	$597,239	$8,985,434	$1,623,796	$1,984,096	$4,969,596	$410,864	$3,248,091	$1,186,602	$471,905	$4,154,706

2015
Non-life	$449,216	$9,064,711	$1,629,537	$—	$4,059,665	$ N/A	$2,193,449	$1,063,693	$218,319	$4,022,067
Life and Health	180,156	—	15,220	2,051,935	1,209,513	58,537	964,421	153,318	63,451	321,278
Corporate and Other	—	—	—	—	—	391,247	(450)	(8)	508,953	—
Total	$629,372	$9,064,711	$1,644,757	$2,051,935	$5,269,178	$449,784	$3,157,420	$1,217,003	$790,723	$4,343,345

(1)
Because the Company does not manage its assets by segment, net investment income is not allocated to the Non-life business of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company’s Life products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment.

(2)
Other expenses are a component of underwriting result for the Non-life business and Life and Health segment. Other expenses included in Corporate and Other represent corporate expenses and other expenses related to the Company’s insurance-linked securities and strategic investments.

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2017
Life reinsurance in force	$—	$15,136,473	$295,171,940	$280,035,467	105%
Premiums earned
Life	$—	$18,094	$944,752	$926,658	102%
Accident and health	105,634	37,150	341,681	410,165	83%
P&C	156,126	391,321	3,923,353	3,688,158	106%
Total premiums	$261,760	$446,565	$5,209,786	$5,024,981	104%

2016
Life reinsurance in force	$—	$1,930,291	$167,198,163	$165,267,872	101%
Premiums earned
Life	$—	$4,695	$778,754	$774,059	101%
Accident and health	89,623	46,568	300,145	343,200	87%
P&C	161,869	322,972	4,013,440	3,852,337	104%
Total premiums	$251,492	$374,235	$5,092,339	$4,969,596	102%

2015
Life reinsurance in force	$—	$2,189,254	$180,825,066	$178,635,812	101%
Premiums earned
Life	$—	$4,802	$873,854	$869,052	101%
Accident and health	89,535	57,978	308,904	340,461	91%
P&C	163,042	238,363	4,134,986	4,059,665	102%
Total premiums	$252,577	$301,143	$5,317,744	$5,269,178	101%

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations
For the years ended December 31, 2017, 2016 and 2015
(Expressed in thousands of U.S. dollars)

Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Losses and Loss Expenses Incurred	Amortization of Deferred Policy Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2017	$493,196	$9,710,457	$1,795,103	$3,688,158	$2,574,769	$984,519	$2,675,530	$3,775,905
2016	439,195	8,985,434	1,608,880	3,852,336	2,320,820	1,055,638	2,262,916	3,836,654
2015	449,216	9,064,711	1,629,537	4,059,665	2,192,999	1,063,685	2,422,603	4,022,067

ITEM 19.	EXHIBITS

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ MARIO BONACCORSO
Name:	Mario Bonaccorso
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.	8-K	3.1	March 18, 2016	001-14536
2.4	Specimen Share Certificate for the 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	4.1	February 14, 2013	001-14536
2.4.1	Certificate of Designation, Preferences and Rights of the Company’s 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	3.1	February 14, 2013	001-14536
2.5	Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares	8-K	4.1	May 3, 2016	001-14536
2.6	Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares	8-K	4.2	May 3, 2016	001-14536
2.7	Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares	8-K	4.3	May 3, 2016	001-14536
2.8	Certificate of Designation of Class B Common Shares					X
2.8.1	Junior Subordinated Indenture dated November 2, 2006 among PartnerRe Finance II Inc., the Company, J.P. Morgan Securities Inc., Lehman Brothers Inc. and the other underwriters named therein	8-K	4.1	November 7, 2006	001-14536
2.8.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., the Company and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.9.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between the Company and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.9.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between the Company and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.12.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.12.2	First Supplemental Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.2	March 15, 2010	001-14536
2.13.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.13.2	First Supplemental Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.4	March 15, 2010	001-14536
4.1	Agreement and Plan of Merger by and among Exor N.V., Pillar Ltd., PartnerRe Ltd. and solely with respect to Sections 4.01 and 4.05, Section 6.13 and Section 7.13, EXOR S.p.A.	8-K	2.1	August 3, 2015	001-14536
4.2	Amended and Restated Employment Agreement between PartnerRe Holdings Europe Limited, Zurich Branch and Emmanuel Clarke, effective as of December 16, 2015	10-K	3.2	February 25, 2016	001-14536
4.3	Amended and Restated Employment Agreement between PartnerRe Ltd. and Laurie Desmet, effective as of October 23, 2014	10-Q	10.7	October 31, 2014	001-14536

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
4.4	Amended and Restated Employment Agreement between Partner Reinsurance Company of the U.S and Theodore C. Walker, effective as of October 23, 2014	10-Q	10.8	October 31, 2014	001-14536
4.5	Amended and Restated Consulting Agreement between PartnerRe Ltd. and Marvin Pestcoe, effective as of April 16, 2014	10-Q	10.3	October 31, 2014	001-14536
4.6	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
4.7	Termination Agreement, dated August 2, 2015, by and among PartnerRe Ltd. and Axis Capital Holdings Limited	8-K	10.2	August 3, 2015	001-14536
4.8	Capital Management Maintenance Agreement, effective January 1, 2015, between PartnerRe Ltd. and Partner Reinsurance Asia Pte. Ltd.	10-K	10.3.8	February 25, 2016	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Emmanuel Clarke, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Emmanuel Clarke, Chief Executive Officer, and Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Consent of Ernst & Young Ltd.					X
15.2	Consent of Deloitte Ltd.					X
101.1
The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2017 formatted in XBRL: (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.
						X