Form 20-F/A
period 2017-12-31
PARTNERRE LTD
filed 2018-03-19
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F/A
(Amendment No. 1)
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
U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.)    Yes  ☐    No  ☒

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A to PartnerRe Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2017 (Form 20-F), originally filed with the Securities and Exchange Commission on March 13, 2018, is being filed to revise the table that presents tabular disclosure of contractual obligations in Item 5.F of the Form 20-F. The revised table corrects formatting of certain data previously presented in that table related to preferred shares from $thousands to $millions.
In accordance with the rules of the Securities and Exchange Commission, this Amendment No. 1 sets forth the complete text of Item 5 as amended to correct that table.
Except as described above, no changes have been made to the Form 20-F, including the Company’s consolidated financial statements. This Amendment No. 1 does not reflect subsequent events occurring after March 13, 2018, the original filing date of the Form 20-F, or modify or update in any way disclosures made in the Form 20-F.

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
F. Tabular Disclosure of Contractual Obligations
In the normal course of its business, the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2017 were as follows (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Operating leases	$94.8	$17.2	$20.5	$18.2	$38.9
Other operating agreements	$22.6	$13.8	$8.0	$0.8	$—
Other invested assets (1)	$315.0	$109.0	$155.0	$51.0	$—
Non-life reserves (2)	$9,710.5	$3,013.1	$2,812.2	$1,325.3	$2,559.9
Life and health reserves (3)	$3,324.6	$747.5	$496.9	$271.0	$1,809.2
Deposit liabilities	$10.9	$5.4	$2.0	$0.9	$2.6
Senior notes and Preferred Shares:
2010 senior notes—principal(4)	$500.0	$—	$500.0	$—	$—
2010 senior notes—interest	$68.8	$27.5	$41.3	$—	$—
2016 senior notes—principal(5)	€750.0	€—	€—	€—	€750.0
2016 senior notes—interest	€47.0	€9.4	€18.8	€18.8	€9.4 per annum
Capital efficient notes—principal (6)	$63.4	$—	$—	$—	$63.4
Capital efficient notes—interest	n/a	—(7)	—(7)	—(7)	—(7)
Series F non-cumulative preferred shares—principal(7)	$67.0	$—	$—	$—	$67.0
Series F non-cumulative preferred shares—dividends	n/a	3.9	7.8	7.8	$3.9 per annum
Series G cumulative preferred shares—principal(8)	$160.4	$—	$—	$160.4	$—
Series G cumulative preferred shares—dividends	n/a	$10.4	$20.8	$3.5	$10.4 per annum
Series H cumulative preferred shares—principal(8)	$293.8	$—	$—	$293.8	$—
Series H cumulative preferred shares—dividends	n/a	$21.3	$42.6	$7.1	$21.3 per annum
Series I non-cumulative preferred shares—principal(7)	$183.0	$—	$—	$—	$183.0
Series I non-cumulative preferred shares—dividends	n/a	$10.8	$21.6	$21.6	$10.8 per annum

n/a: Not applicable

(1)	The amounts above for other invested assets represent the Company’s expected timing of funding capital commitments related to its strategic investments.

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