Form 20-F
period 2019-12-31
PARTNERRE LTD
filed 2020-03-02
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
_____________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
5.875% Series F Non-Cumulative Preferred Shares, $1.00 par value	PRE-F	New York Stock Exchange
6.50% Series G Cumulative Preferred Shares, $1.00 par value	PRE-G	New York Stock Exchange
7.25% Series H Cumulative Preferred Shares, $1.00 par value	PRE-H	New York Stock Exchange
5.875% Series I Non-Cumulative Preferred Shares, $1.00 par value	PRE-I	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares and 281,768 Class B common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company" in Rule 12b-2 of the Exchange Act.
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
The selected consolidated financial data for 2019, 2018, 2017, 2016 and 2015 (in millions of United States (U.S.) dollars) is as follows:

	For the years ended December 31,
Statement of Operations Data	2019	2018	2017	2016	2015
Net premiums earned	$6,525	$5,514	$5,025	$4,970	$5,269
Net investment income	449	416	402	411	450
Net realized and unrealized investment gains (losses)	887	(390)	232	26	(297)
Other income	15	50	15	15	9
Total revenues	$7,876	$5,590	$5,675	$5,422	$5,431
Net income (loss)	$937	$(86)	$264	$447	$107
Net income (loss) attributable to common shareholder	$890	$(132)	$218	$387	$47

	At December 31,
Balance Sheet Data	2019	2018	2017	2016	2015
Total assets	$25,062	$22,819	$22,981	$21,939	$21,406
Total shareholders’ equity	$7,270	$6,517	$6,745	$6,688	$6,901
Common shareholder's equity (1)	$6,566	$5,812	$6,041	$5,984	$6,047

(1) Common shareholder's equity is calculated as Total shareholders' equity less preferred shareholders' equity of $704 million, the liquidation value of preferred shares.
On March 18, 2016, the Company’s common shares were acquired by EXOR N.V. (subsequently renamed EXOR Nederland N.V.). As a result, all of the Company’s publicly traded common shares and all treasury shares were canceled and the Company's common shares were delisted. Accordingly, per share data is no longer meaningful and is no longer presented by the Company. See also Share Ownership section in Item 6.E and Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (the “Board”), and the related approved limits and actual limits deployed, at December 31, 2019 and 2018 are presented in the Risk Management section below in Item 4.B.
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
Catastrophic losses result from events such as windstorms, hurricanes, typhoons, tsunamis, earthquakes, floods, hailstorms, tornadoes, severe winter weather, fires, drought, explosions, and other natural and man-made disasters, the incidence and severity of which are inherently unpredictable. We also have substantial exposure to unexpected, large losses resulting from future man-made catastrophic events, such as acts of terrorism, acts of war, nuclear accidents and political instability, or from other perils. Because catastrophe reinsurance accumulates large aggregate exposures to both man-made and natural disasters, our loss experience in this line of business could be characterized as low frequency and high severity. Although we may attempt to exclude losses from terrorism and certain other similar risks from some coverage we write, we continue to have exposure to such unforeseen or unpredictable events. Irrespective of the clarity and inclusiveness of policy language, there can be no assurance that a court or arbitration panel will not limit enforceability of policy language or otherwise issue a ruling adverse to us.
This is likely to result in substantial volatility in our financial results and potentially significant net losses from time to time, and may also result in a material decline of our book value or impairment of our financial condition that may limit our ability to make dividend, interest, or principal payments on our preferred shares and debt securities and may limit the funds available to make payments on policyholder claims.
Should we incur a very large catastrophic loss or a series of catastrophic losses, our ability to write future business may be adversely impacted if we are unable to replenish our capital.
Changing climate conditions, and the trend towards increasingly frequent and severe catastrophic events, may adversely affect our financial condition and results.
In recent years, changing weather patterns and climatic conditions, such as global warming, appear to have contributed to the unpredictability, frequency and severity of natural disasters and created additional uncertainty as to future trends and exposures. There is a scientific consensus that global warming and other climate changes are increasing the frequency and severity of catastrophic weather events, such as hurricanes, tornadoes, windstorms, floods and other natural disasters. Such changes make it more difficult for us to predict and model catastrophic events, reducing our ability to accurately price our exposure to such events and mitigate our risks. Any increase in the frequency or severity of natural disasters may adversely affect our financial condition and results.
Epidemics and pandemics could adversely affect our business, financial condition and results of operations.
Epidemics and pandemics could adversely affect our business, financial condition and results of operations because they could exacerbate mortality and morbidity risk. The likelihood, timing, and severity of these events cannot be predicted. A pandemic or other disaster could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output, as well as on the financial markets. In addition, a pandemic or other disaster that affected our employees or the employees of companies with which we do business could disrupt our business operations. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
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
Estimates of losses are based on, among other things, a review of potentially exposed contracts, information reported by and discussions with counterparties and our estimate of losses related to those contracts and are subject to change as more information is reported and becomes available. Losses for casualty and liability lines often take a long time to be reported and frequently can be impacted by lengthy, unpredictable litigation and by the inflation of loss costs over time. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. As a consequence, actual losses and loss expenses paid may deviate substantially from the reserve estimates reflected in our financial statements.
Through various acquisitions, we assumed certain asbestos and environmental exposures. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Certain of our subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies, which have in turn received claims asserting asbestos and environmental losses under primary insurance policies, in part reinsured by us. Such claims notices are often precautionary in nature and are generally unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in some of these notices and the legal and tort environment that affects the development of claims reserves, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. As of December 31, 2019, the Company’s net non-life reserves included $45 million related to asbestos and environmental claims.
It is difficult to predict the timing of such events or estimate the amount of loss any given occurrence will generate. Under U.S. GAAP, we are not permitted to establish reserves for potential losses associated with catastrophic events until an event that may give rise to such losses occurs. If such an event were to occur, our reported income would decrease in the affected period. In particular, unforeseen large losses could reduce our profitability or impair our financial condition.

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
See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
As a result of these factors and contingencies, our reliance on assumptions and data used to evaluate our entire reinsurance portfolio, and specifically to estimate a PML, is subject to a high degree of uncertainty that could result in actual losses that are materially different from our PML estimates and, as a result, our financial results and financial condition may be significantly and adversely impacted. See further information on PMLs in the Risk Management section in Item 4.B below for further details.
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
Under reinsurance programs covering variable annuity guarantees we assume the risk of guaranteed minimum death benefits (GMDB). Our net income is directly impacted by changes in the reserves calculated in connection with the reinsurance of GMDB liabilities. Reported liabilities for GMDB reinsurance are determined using internal valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in credit markets, changes in the allocation of the investments underlying annuitant’s account values and assumptions regarding future policyholder behavior. Adverse changes in market factors and policyholder behavior will have an impact on both life underwriting income and net income. These risks may increase as we seek to expand our Life and Health business.
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

See Liquidity and Capital Resources—Reserves in Item 5 and Notes 2(b) and 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
We rely on a few reinsurance brokers for a large percentage of our business; loss of business provided by these brokers would reduce our premium volume and net income.
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2019, more than 70% of our gross premiums written were produced through brokers. The Company has two brokers that each individually accounted for 28% and 22% of the Company's total gross premiums written for 2019 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely the ceding insurer may pay premiums to the broker for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. At December 31, 2019, Funds held by reinsured companies recorded in the Consolidated Balance Sheet was $815 million. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.
If we are downgraded by rating agencies, our standing with brokers and customers could be negatively impacted and may adversely impact our results of operations.
Rating agencies assess and rate the claims-paying ability and financial strength of insurers and reinsurers, such as our principal operating subsidiaries. These ratings are based upon criteria established by the rating agencies and have become an important factor in establishing our competitive position in the market. Insureds, insurers, ceding insurers and intermediaries use these ratings as one measure by which to assess the financial strength and quality of insurers and reinsurers. However, these ratings are not an evaluation directed to investors of our preferred shares or debt securities, and are not a recommendation to buy, sell or hold our preferred shares or debt securities.
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
See Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management in Item 5 of this report for our current financial strength ratings. The status of any further changes to ratings or outlooks will depend on various factors.
The availability of retrocessional reinsurance to limit our exposure to risks may be limited and counterparty credit and other risks associated with our retrocession arrangements may result in losses which could adversely affect our financial condition and results of operations.
For the purposes of managing risk, we use retrocessional reinsurance. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result of such market conditions and other factors, we may not be able to successfully mitigate risk through retrocessional and other arrangements.
Further, we are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the clients or companies we reinsure. Although we have not experienced any material credit losses to date, an inability of our retrocessionaires to meet their obligations to us could have a material adverse effect on our financial condition and results of operations. Our losses for a given event or occurrence may increase if our retrocessionaires dispute or fail to meet their obligations to us or the retrocessional protections purchased by us are exhausted or are otherwise unavailable for any reason. Our failure to establish adequate retrocessional arrangements or the failure of our existing retrocessional arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including rating agencies and regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and/or reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the increasingly volatile financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. The large amounts of recent industry-wide catastrophe losses have made access to capital more challenging, potentially making it more difficult and more expensive for us to raise additional financing if necessary. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, we may be reliant on our parent company, EXOR Nederland N.V., to provide a further capital injection or contribution to us. However, all EXOR Group portfolio companies are managed independently and autonomously, and there can be no guarantee that EXOR Nederland N.V. would provide any additional capital.
Our investments are subject to interest rate, credit, equity and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2019, we had net investment income of $449 million, which represented approximately 6% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $887 million during 2019, which are included in the net income for the year. We are accordingly exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
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
Our fixed maturity portfolio is primarily invested in high quality, investment grade securities. However, we invest a portion of the portfolio in securities that are below investment grade. We also invest a portion of our portfolio in other investments such as fixed income type funds, notes receivable, loans receivable, private placement bond investments, derivatives and other specialty asset classes. These securities generally pay a higher rate of interest or return and may have a higher degree of credit or default risk. These securities may also be less liquid in times of economic weakness or market disruptions.
We also invest a portion of our portfolio in preferred and common stocks or equity-like securities. The value of these assets fluctuates with equity markets, which are increasingly volatile. In times of economic weakness, the market value and liquidity of these assets may decline, and may impact net income and capital. We use the term equity-like investments to describe our investments that have market risk characteristics similar to equities and are not investment grade fixed maturity securities. This category includes high-yield and convertible fixed maturity investments and private placement equity investments. Fluctuations in the fair value of our equity-like investments may reduce our income in any period or year and cause a reduction in our capital. As global equity markets are at or close to historically high levels, there can be no assurance that our equity-like investments will maintain their current levels.

In addition, we invest directly and indirectly in real estate assets, which are subject to overall market conditions. We have investments in real estate in various locations (including London, New York, France and Brazil) through investments in limited partnerships as well as through directly-owned investments in real estate and an equity method investment in a privately held real estate investment and development group, Almacantar Group S.A. (Almacantar) in London. These real estate assets are exposed to various risks, including the supply and demand of leasable commercial and residential space and fluctuations in real estate prices globally. See also Item 4.D and Note 17 to the Consolidated Financial Statements in Item 18 below in this report for further details.
Refer to Item 11 below in this report for quantitative and qualitative disclosures about market risk.
The expected replacement of LIBOR may adversely affect our net investment income.
Actions by regulators in the U.K. and elsewhere are expected to result in the replacement of the London Interbank Offered Rate (LIBOR) with alternative rates. In July 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it plans to phase out the use of LIBOR by the end of 2021, which is expected to result in these widely used reference rates no longer being available. The U.S. Federal Reserve has begun publishing a Secured Overnight Financing Rate which is intended to replace U.S. dollar LIBOR. Plans for alternative reference rates for other currencies have also been announced. Changes to LIBOR, the establishment of alternative reference rates, and related uncertainty may adversely affect us. The discontinuance of LIBOR could have an adverse impact on the market for LIBOR-based securities, the value of our investment portfolio and our net investment income. There is currently no definitive information regarding the future utilization of LIBOR or of any particular replacement rate, and as such, the potential effect of any such event cannot yet be determined.
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
We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2019 and 2018, our total Debt related to senior notes and capital efficient notes was approximately $1.4 billion.
Additionally, we have entered into letter of credit facilities and ISDA agreements (including but not limited to weather derivatives) with various institutions.
The agreements relating to our debt, letter of credit facilities and ISDA agreements contain various covenants that may limit our ability, among other things, to borrow money, make particular types of investments or other restricted payments, sell assets, merge or consolidate. Some of these agreements also require us to maintain specified ratings. If we fail to comply with these covenants, the lenders or counterparties under these agreements could declare a default and demand immediate repayment of all amounts owed to them. See Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management—Credit Agreements in Item 5 of this report.
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
We maintain cash balances significantly in excess of the U.S. Federal Deposit Insurance Corporation insurance limits at various depository institutions. We also have funding commitments from a number of banks and financial institutions that participate in our credit facilities. See Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management—Credit Agreements in Item 5 and Note 16 to the Consolidated Financial Statements in Item 18 of this report for details. Access to funds under these existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding requirements. Those banks may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time, and we might be forced to replace credit sources in a difficult market. If we cannot obtain adequate financing or sources of credit on favorable terms, or at all, our business, operating results and financial condition could be adversely impacted.
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
We are dependent upon the effective functioning and availability of our information technology and application systems platforms. These platforms include, but are not limited to, our proprietary software programs such as catastrophe models as well as those licensed from third-party vendors including financial, analytic and modeling systems. We rely on the security of such platforms for the secure processing, storage and transmission of confidential information. Examples of cybersecurity incidents are unauthorized access, computer viruses, deceptive communications (phishing), data loss, malware or other malicious code or cyber-attack, destructive attack, system failures and disruptions and other events that could have security consequences. A cybersecurity incident could materially impact our ability to adequately price products and services, establish reserves, provide efficient and secure services to our clients, brokers, vendors and regulators, value our investments and timely and accurately report our financial results. Although we have implemented controls and have taken protective measures to reduce the risk of cybersecurity incidents, we cannot reasonably anticipate or prevent all cybersecurity incidents. Cybersecurity incidents could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.
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
Although we are currently experiencing improving market conditions with increased or constant pricing in most non-life classes, primarily in those markets that have been exposed to the catastrophe losses in 2019, as a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue.
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
Further, insurance-linked securities, derivatives and other non-traditional risk transfer mechanisms and alternative vehicles are being developed and offered, which could impact the demand for traditional insurance or reinsurance. A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. New competition from these developments could cause the demand for reinsurance and/or prices to fall or the costs related to client acquisition and retention to increase, either of which could have a material adverse effect on our growth and profitability.
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
It is not possible to predict all future impacts of these types of changes but they could affect the way we conduct our business and manage our capital, and may require us to satisfy increased capital requirements or to incur additional expenses, any of which, in turn, could affect our results of operations, financial condition and liquidity. Our material subsidiaries’ regulatory environments are described in detail in Business Overview—Regulation in Item 4.B of this report.

If our compliance with any particular regulatory regime is challenged, we may be subject to monetary or other penalties. In addition, in order to ensure compliance with applicable regulatory requirements or as a result of any investigation, including remediation efforts, we could be required to incur expenses and undertake additional work, which in turn may divert resources from our business. These, and other regulations relating to each of our material subsidiaries may in effect restrict each of those subsidiaries’ ability to write new business, to make certain investments and to distribute funds or assets to us. For further information see Business Overview—Regulation in Item 4.B of this report.
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
We derive revenues, in part, from the provision of accident and health reinsurance in the U.S. to institutions that participate in the U.S. healthcare delivery infrastructure. The Patient Protection and Affordable Care Act of 2010 (the Healthcare Act) made significant changes to the regulation of health insurance and may negatively affect our U.S. health reinsurance business including, but not limited to, the healthcare delivery system and the healthcare cost reimbursement structure in the U.S. In addition, we may be subject to regulations, guidance or determinations emanating from the various regulatory authorities authorized under the Healthcare Act. It is difficult to predict the effect that the Healthcare Act, any regulatory pronouncement made thereunder or changes to the Healthcare Act will have on our results of operations or financial condition. In addition, it is not possible to predict whether new legislation, rules or regulatory changes (such as the proposed "Medicare for all" plans) will be adopted or enacted in the future or what impact, if any, such legislation, rules or changes could have on our business, financial condition or results of operations.
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
The U.K. leaving the EU ("Brexit") could adversely affect our business.
In accordance with the withdrawal agreement implementing Brexit, the U.K. formally left the European Union (EU) on January 31, 2020. The withdrawal agreement provides for a transitional period ending on December 31, 2020, during which time the U.K. will continue to enjoy the same rights and obligations as it had as a member state, though without participating in the EU institutions. During this transitional period, the U.K. and the EU are expected to negotiate a long-term agreement covering, among other things, the terms of trade between them. However, EU officials and others have expressed skepticism that such a trade deal can be agreed in the time frame allowed. The U.K. government has stated that it will not seek to extend the transitional period. There is, therefore, a risk that at the end of 2020 no trade deal (or only a minimal trade deal) will have been completed, with the result that a “hard” Brexit occurs on December 31, 2020. Depending on the terms of the long-term trade deal with the EU and/or whether or not a “hard” Brexit occurs on December 31, 2020, the U.K. could lose access to the single EU market and to free trade deals with several countries that already have agreements with the EU.

Such uncertainty and barriers to trade could affect the attractiveness of the U.K. and impact our U.K. business. We also face risks associated with the potential uncertainty and consequences relating to Brexit, including with respect to volatility in financial markets, exchange rates and interest rates. These uncertainties could increase the volatility of, or reduce, our investment results in particular periods or over time. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions and regulatory agencies. Brexit could also lead to legal uncertainty and differing laws and regulations between the U.K. and the EU. In addition, these uncertainties relating to Brexit could affect the operations, strategic position or results of insurers or reinsurers on whom we ultimately rely to access underlying insured coverages. Any of these potential effects of Brexit, and others we cannot anticipate, could adversely affect our results of operations or financial condition.
Our business is subject to applicable laws and regulations relating to sanctions, anti-bribery and anti-money laundering, the violation of which could adversely affect our operations.
Our activities are subject to applicable economic and trade sanctions, anti-bribery and anti-money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the EU, among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, there can be no assurance that we, or an employee or agent acting on our behalf, would fully comply with applicable laws and regulations as interpreted by the relevant authorities. The divergence of regulatory requirements between the U.S. and the EU regarding business with Iran has increased these risks. Failure to accurately interpret, comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to investigations, civil penalties, criminal penalties and other sanctions, including fines, injunctions, loss of licenses or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, or damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
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
See also Business Overview—Regulation in Item 4.B for further details on cybersecurity requirements.

Changes in current accounting practices and future pronouncements may materially impact our reported financial results.

Developments in accounting practices may require considerable additional time and cost to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements may be significant. The impact may affect the results of our operations, including among other things, the calculation of net income, and may affect our financial position, including among other things, the calculation of unpaid losses and loss expenses, policy benefits for life and annuity contracts and total shareholders’ equity. The changes to accounting standards could affect the way we manage and report significant areas of our business and could impose demands on us in the areas of governance, employee training, internal controls and disclosures.

Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and accordingly, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (FASB). The FASB has issued Accounting Standards Update (ASU) 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, which will result in changes to how we account for and report our long-duration insurance contracts. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2022.

In addition, the Company may be required to adopt new or revised accounting standards issued by other recognized authoritative bodies for purposes of reporting to our controlling shareholder or for the preparation of the Company's subsidiaries' statutory financial statements.

See Note 2(s) to the Consolidated Financial Statements in Item 18 in this report for details of recent accounting pronouncements.
Risks Related to Our Preferred Shares
PartnerRe Ltd. is a holding company, and if our subsidiaries do not pay dividends or make other distributions to us, we may not be able to pay dividends on our preferred shares or settle principal payments as they become due.
PartnerRe Ltd. is a holding company with no operations to generate income to provide liquidity other than the cash received for issuance of common shares and preferred shares. We have cash outflows in the form of other expenses and dividends to both common and preferred shareholders. We rely primarily on cash dividends and payments from our subsidiaries to meet our cash outflows. We expect future dividends and other permitted payments from our subsidiaries to be the principal source of funds to pay expenses and dividends. The ability of our subsidiaries to pay dividends or to advance or repay funds to us is subject to general economic, financial, competitive, regulatory and other factors beyond our control. In particular, the payment of dividends by our reinsurance subsidiaries is limited under Bermuda, Irish and Singapore laws and certain statutes of U.S. states in which our U.S. subsidiaries are domiciled, which statutes include minimum solvency and liquidity thresholds (see Note 11 to the Consolidated Financial Statements in Item 18 of this report for a description of various regulatory and statutory restrictions on dividend payments applicable to our reinsurance subsidiaries). Because PartnerRe Ltd. is a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
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
We believe that we and our non-U.S. subsidiaries, other than certain business sourced by Partner Reinsurance Europe SE (PartnerRe Europe) and PartnerRe Ireland Insurance dac (PartnerRe Ireland) through the U.S., and a foreign reinsurance entity that has elected under I.R.C Section 953(d) to be treated as a domestic corporation (953(d) electing reinsurer), have operated, and will continue to operate, our respective businesses in a manner that will not cause us to be viewed as engaged in a trade or business in the U.S. and, on this basis, we do not expect that either we or our non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and the 953(d) electing reinsurer) will be required to pay U.S. corporate income taxes (other than potential withholding taxes on certain types of U.S. source passive income) or branch profits taxes. Because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., the IRS may contend that either we or our non-U.S. subsidiaries are engaged in a trade or business in the U.S. In addition, legislation regarding the scope of non-U.S. entities and operations subject to U.S. income tax has been proposed in the past, and may be proposed again in the future. If either we or our non-U.S. subsidiaries are subject to U.S. income tax, our net income and shareholders’ equity will be reduced by the amount of such taxes, which could be material.

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
In May 2019, the OECD published a “Programme of Work,” divided into two pillars, which is designed to address the tax challenges created by an increasing digitalized economy. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical “permanent establishment” concepts. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a proposed tax on base eroding payments, which would operate through a denial of a deduction or imposition of source-based taxation (including withholding tax) on certain payments. The OECD expects to reach agreement on key policy issues by July 2020, with a final proposal to be agreed to by the participating members by the end of 2020 and incorporated into local jurisdiction tax laws and treaties sometime shortly thereafter. To date, the proposal has been written broadly enough to potentially apply to our activities, and the impact to the Company cannot be determined at this time.
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
On March 18, 2016, the Company's publicly held common shares were acquired by Exor N.V. (subsequently renamed to EXOR Nederland N.V), whose ultimate parent is EXOR N.V., one of Europe’s leading investment companies controlled by the Agnelli family, which is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer traded on the New York Stock Exchange (NYSE). The Company’s preferred shares continue to be traded on the NYSE.
At December 31, 2019 and 2018, the Company's shares owned by EXOR Nederland N.V. (Class A shares) are included in Shareholders' Equity in the Consolidated Balance Sheets. In 2018 and 2019, the Company also issued Class B shares to certain executives and directors of the Company which are included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Share Ownership section in Item 6.E and Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for further details).
On February 9, 2020, our ultimate parent company, EXOR N.V., announced that it had entered into exclusive discussions with Covéa Cooperations S.A. regarding a possible all-cash acquisition of PartnerRe. Should these discussions result in the execution of a binding agreement for the sale of the common shares of the Company, on the terms and subject to satisfaction of the conditions in such binding agreement, the consummation of such transaction would result in a change of control of the Company. These discussions are ongoing and there is no certainty that they will result in a transaction.
B. Business Overview
The Company provides reinsurance for its clients globally. The Company’s principal offices are located in Pembroke (Bermuda), Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company provides reinsurance of risks to ceding companies (cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, U.S. health and property as well as mortality, morbidity, longevity, and accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
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

•
In a non-proportional (or excess of loss) treaty reinsurance agreement, the reinsurer indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a retention or attachment point. Non-proportional business is written in layers and a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedant is referred to as a program and is typically placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the upper limit of the program reverts to the ceding company.

•
In a facultative (proportional or non-proportional) reinsurance agreement the reinsurer assumes individual risks. The reinsurer separately rates and underwrites each risk rather than assuming all or a portion of a class of risks, as in the case of treaty reinsurance.

The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2019, 2018 and 2017.
The Company monitors the performance of its operations in three worldwide business units comprised of Property & Casualty (P&C), Specialty, and Life and Health, which represent its segments. The P&C segment is comprised of property and casualty business underwritten, including property catastrophe, facultative risks and U.S. health. The Specialty segment is comprised of specialty business, including treaty and facultative contracts. The combined business included in the P&C and Specialty segments is collectively referred to in this report as Non-life business. The Company’s Life and Health segment includes mortality, morbidity, and longevity business.
See Results by Segment in Item 5 of this report and Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details on Segments.
Premium Distribution
The Company’s businesses are geographically diversified with premiums written on a worldwide basis. The Company’s gross premiums written by segment for the years ended December 31, 2019, 2018 and 2017 are as follows (in millions of U.S. dollars):

	2019		2018		2017
	$	%	$	%	$	%
Non-life business:
P&C segment	$3,579	49%	$3,015	48%	$2,671	48%
Specialty segment	2,213	31	2,050	32	1,934	34
Total Non-life business	$5,792	80%	$5,065	80%	$4,605	82%
Life and Health segment	1,493	20	1,235	20	983	18
	$7,285	100%	$6,300	100%	$5,588	100%
See Operating Results—Results by Segment in Item 5 and Note 18 to the Consolidated Financial Statements in Item 18 of this report for results by segment.
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the years ended December 31, 2019, 2018 and 2017, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written. These two brokers individually accounted for 28% and 22%, respectively, of the Company's total gross premiums written for 2019, 22% and 22%, respectively, for 2018, and 25% and 22%, respectively, for 2017 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). No one cedant accounted for more than 10% of the Company's total gross premiums written for each of the years ended December 31, 2019, 2018 and 2017.
The gross premiums written in each of the Company's segments for the years ended December 31, 2019, 2018 and 2017, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report.
See Note 18 to the Consolidated Financial Statements in Item 18 of this report for the geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2019, 2018 and 2017.
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
Risk Management
In the reinsurance industry, the core of the business model is the assumption and management of risk. A key challenge is to create shareholder value through the efficient management of reinsurance and investment risks while limiting and mitigating those risks that can destroy the value or threaten the ability of the Company to achieve its objectives. The Company defines a capital-based risk appetite and identifies risks that meet its return targets within that framework. Management believes that this construct allows the Company to fulfill its obligation to pay policyholders’ claims, while ensuring appropriate margins to deliver an adequate risk adjusted return to shareholders.
Successful risk management is the foundation of the Company’s value proposition. The Company’s ability to succeed in risk assumption and business management is dependent on its ability to accurately identify, analyze and quantify risks as well as to understand how risks aggregate and to establish the appropriate capital requirements and limits for the risks assumed. All risks are managed by the Company within an integrated framework of policies and processes to ensure the consistent evaluation of risk holistically.
The Company’s ability to meet its risk adjusted return objectives over the long term are primarily determined by how well the Company understands, prices and manages assumed risk. Management also believes that every organization faces numerous risks that could threaten the successful achievement of its goals and objectives. These include strategic, reinsurance, financial market and credit, emerging, reputational and operational risks that are common to all industries, such as choice of strategy and markets, economic and business cycles, competition, changes in regulation, data quality and security, fraud, business disruption and management continuity. See also Risk Factors above.
The Enterprise Risk Management (ERM) Framework sets forth a cycle that fosters continuous review of the Company’s risk profile with tools and processes to effectively manage the Company’s risks. The ERM cycle consists of the following components:
Risk Governance and Risk Culture is achieved through establishing clear responsibilities of risk ownership and values for managing risks across the organization.
Risk Identification and Performance: Risk Universe is the ability to identify, assess and prioritize risks that could have a significant impact on the Company.
Risk Strategy: Risk Appetite and Risk Tolerance Framework defines an appropriate risk appetite and risk tolerance to achieve the Company’s business objectives.
Risk Reporting provides management with key risk information such as top risk exposures, changes in risk profile and sensitivities to risk exposures in order to monitor compliance with its risk appetite.
Risk Governance
The Company has a governance structure for risk management that promotes a risk culture of risk ownership throughout levels of the organization. The objective of the approach is to increase transparency over the roles and responsibilities that supports clear risk ownership.
The Company utilizes a multi-level risk management structure where the Executive Leadership Team (ELT) and Board are responsible for the establishment of the critical exposure limits, capital-at-risk and key policies through the Enterprise Risk Committee (ERC), a sub-committee of the ELT, and Underwriting Risk Committee (URC), a committee of the Board.

The ERC is responsible for setting the Company’s risk appetite and return expectations. The ERC is comprised of ELT members such as the Chief Executive Officer, Chief Financial Officer, Chief Risk and Actuarial Officer, Chief Underwriting Officer, Chief Operations Officer, Chief Corporate and People Operations Officer, Chief Investment Officer and senior management members such as the Group Head of Capital & Risk and the Chief Legal Counsel. The Chief Audit Officer and Chief Financial and Operations Officer Life & Health attend the committee as observers. The ERC provides oversight through the quarterly monitoring of the Company’s Risk Tolerance, periodic review of internal capital modelling techniques including stress and scenario testing, capital allocation as well as internal audit plans and results.
The URC is currently comprised of all independent directors and the CEO. The role of the URC in the governance of Risk Management includes reviewing the ERM framework effectiveness and to discuss appropriate practices for the Company, including the Company's policies, guidelines and processes relating to the underwriting of reinsurance risks and assumptions of investment risks undertaken by the Company. Each of the Company’s risk policies relates to a specific risk and describes the Company’s approach to risk management, defines roles and responsibilities relating to the assumption, mitigation, and control processes for that risk, and an escalation process for exceptions. Risk management policies and processes are coordinated by the Capital & Risk department and compliance is verified by Internal Audit on a periodic basis. The audit results are monitored by the Audit Committee of the Board. Additionally, the URC also reviews the capital requirements and advises the Board on capital modelling matters.
The Business Units (BUs) and support functions are responsible for the execution of business activities and related risk mitigation strategies. These activities are represented in risk control practices embedded in the BUs which support the risk policies. Reporting on the Company’s capital and top risk exposures is integrated within the Company’s quarterly monitoring of risk tolerance limits, annual planning and risk assessment process as well as regulatory solvency assessments which are reported to the ELT and Board. The BUs are responsible for these activities and Internal Audit periodically evaluates the effectiveness of the risk control procedures.
Risk Culture
The Company’s risk culture drives the Company’s attitude toward managing risks through a set of values and behaviors. The Company’s risk culture is shaped through the risk governance structure, risk management practices and risk models. The risk oversight committees such as the ERC and URC, in addition to the dedicated local Chief Risk Officers as part of the Legal Entity Management Teams at the Tier 1 legal entities, sets the Company’s tone in terms of the importance and relevance of appropriately monitoring and managing risks. Risk Management practices such as limit frameworks and risk guidelines provide tools to ensure the Company’s risk-taking values are aligned with the Company’s risk appetite. Finally, risk models support the measurement of risks under stressed scenarios which promotes responsible behaviors and informed risk-taking.
Risk Identification and Performance: Risk Universe
The Company performs a risk identification and assessment process that is used to identify and assess the Company’s key risks. The assessment of the material risks is achieved through the performance of risk stresses and scenarios in line with the Company’s Stress Testing Framework.
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
Reinsurance Risk
The Company’s underwriting is conducted at the BU level through specialized underwriting teams with the support of technical staff in disciplines such as actuarial, claims, legal, risk management and finance.

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
The Company generally underwrites risks with specified limits per treaty program or facultative contract. Like other reinsurance companies, the Company is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as hurricane, windstorm, tornado, typhoon, flood or earthquake, or man-made events. Any such catastrophic event could generate insured losses in one or many of the Company’s reinsurance treaties and facultative contracts and in one or more lines of business. The Company considers such event scenarios as part of its evaluation and monitoring of its aggregate exposures to catastrophic events.
Financial Market and Credit Risk
Financial market risk is defined as the risk of a significant financial loss resulting from changes in financial markets such as changes in equity prices, interest rates, credit spreads, delinquency and default rates, foreign exchange rates or real estate prices. Financial market risk typically originates from investment activities, underwriting activities for certain product segments, and from the sensitivity of the economic value of liabilities to interest rate movements. Credit risk is defined as the risk of a significant financial loss due to default or downgrade of a counterparty. The Company is exposed to financial market and credit risk primarily through investment activities, structured transactions, business clients, retrocession as well as financial risks including GMDB, mortgage and credit and surety reinsurance lines of business.
Financial market and credit risk management follows both top-down and bottom-up approaches. The top-down approach begins with the Group Risk Tolerance Framework. The framework dictates an overarching Group Board risk limit with sub-limits for important quantifiable risk pillars including investment risks and other financial risks. Additionally, it limits downside economic risk resulting from deterministic cross-risk pillar severe stress scenarios (e.g., financial crisis or inflation spike scenarios) before being further delineated and extended to policies and guidelines, limits and investment risk standards at all levels of the Company. At the same time, guidelines and limits are constructed for each investments portfolio then for each legal entity up to the Group level in a consistent manner. These contain comprehensive specifications and limits that span credit quality, net interest rate risk, liquidity, liability coverage, capital funds quality and concentration (geographic, asset sub-class, single exposure, sector, etc.) among other considerations.
The Company utilizes external and internal tools to quantify financial market and credit risks. In addition to regularly assessing portfolio sensitivities to predetermined changes in market factors (e.g., interest rates and credit spreads), the Company has developed internally several single-year and multi-year scenarios with the goal of quantifying the impact of severe macroeconomic events (e.g., real estate crisis, financial crisis and inflation/interest rate spike) on invested assets, economically sensitive reinsurance business (e.g., mortgage, credit & surety etc.) and inflation sensitive reserves. These scenarios are then often augmented by reinsurance shocks (e.g., Natural Catastrophe event) to assess the impact on the Company’s liquidity and/or solvency at the Group and legal entity levels.
Furthermore, Risk Management employs an external real-world Economic Scenario Generator tool to regularly quantify and monitor the evolution of total return distributions by asset classes, subclass and by risk type (e.g., interest rate risk, equity risk, private equity, spread risk including default and migration risks, currency risk and real estate risk).
Net interest rate risk is monitored and managed holistically through asset liability management, asset reallocation and/or derivatives to ensure that large movements in interest rates do not result in significant loss of economic capital, in excess of Group and legal entity risk tolerances.
Counterparty credit risk is monitored and managed by major source of risk (e.g., corporate credit, derivatives, retrocession, funds withheld, etc.) and in aggregate across sources of risk. Limits are put in place at the Group level to ensure that losses due to the default of any single counterparty do not place an excessive strain on PartnerRe’s capital and/or solvency positions.
Lastly, currency risk is monitored and hedged through foreign exchange forward contracts by the Group Treasurer whenever deemed necessary and appropriate.
See Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report for further details.

Operational Risks
Operational risks are inherent to conducting business and represent a potential for a financial loss or reputational impact as a result of operational failures caused by people, processes, systems and external events. The more significant operational risk topics, include but are not limited to, information technology (including cyber security and data integrity), business disruption, execution and process management, outsourcing, legal and regulatory compliance, fraud and human resources management. The Company seeks to minimize these risks through robust processes and controls, and monitoring throughout the organization.
Emerging Risk
Emerging risks are new risks or previously known risks that are evolving in unexpected ways with unanticipated consequences. They are monitored and managed through a cross-functional ERC which is tasked to evaluate and prioritize these risks based on the likelihood of occurrence and the potential impact on the Company.
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
Risk Strategy: Risk Appetite and Risk Tolerance Framework
Risk Appetite
Risk appetite is an integral part of an effective risk management system that defines the overall level of risk the Company is prepared to accept in pursuit of its strategic objectives, and which is managed through a robust Risk Tolerance Framework of risk limits. The ERC regularly reviews the Company’s deployment and may decide to adjust the amount of capacity deployed for each risk driver (within the established risk tolerance) based on strategic considerations and changes in market conditions.
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
Overall Group Risk Tolerance. The overall group risk tolerance limit is 35% of the loss of available economic capital based on the internal model 99% Value at Risk (VaR). Additionally, this limit is also monitored through a number of stress scenarios which impact both asset and liabilities of the balance sheet.

Reinsurance Operations. This category includes reinsurance risks and the standard fixed income portfolio. The risk tolerance limit for Reinsurance Operations is 30% of the loss of available economic capital based on the internal model 99% VaR. Within Reinsurance Operations we have defined three risk tiers which consist of a classification of risk drivers considering the following criteria:

•	Materiality

•	Risk driver expertise, and

•	Potential for superior risk-adjusted return over the cycle.
Tier 1 Risks
Tier 1 risks consist of risk drivers that meet all three criteria of the Risk Tolerance Framework: materiality, risk driver expertise and potential for superior risk-adjusted return over the cycle. Additionally, the risk tolerance limit for this risk tier is 20% of available capital (annually defined). For the short term risks (Natural Catastrophe, Pandemic, Standard Fixed Income), the underlying metric is the 99% VaR of the one year economic impact measured either through the internal model or a corresponding scenario. For the long term risks (Mortality Trend and Casualty) the metric is the 95% VaR of the full runoff distribution. The following are Tier 1 Risks:
Natural Catastrophe Risk. The risk that the aggregate losses from natural perils materially exceed the net premiums that are received to cover such risks. The Company considers both catastrophe losses due to a single large event and catastrophe losses that would occur from multiple (but potentially smaller) events in any year.
Mortality Trend Risk. The risk that over time, mortality rates deviate from the rates estimated at pricing which affects the Long Term Mortality book (through deteriorating mortality) and the Longevity book (through improving mortality). The natural hedge between the Long Term Mortality portfolio and the Longevity portfolio depends on the differences in age groups, socio-economic classes, geographies, and lapse behavior.
Pandemic Risk. The risk of increase in mortality over an annual period associated with a rapidly spreading virus (either within a highly populated geographic area or on a global basis) with a high mortality rate.
Casualty Risk. The risk that the estimates of ultimate losses for casualty will prove to be too low, leading to the need for substantial reserve strengthening.
Standard Fixed Income Risk. The risk of a decline in the market value of the Company’s holdings of cash and publicly traded investment grade fixed income securities due to credit defaults and downgrades, credit spread and interest rate movements as well foreign exchange (FX) rate fluctuations. The risk measure also encompasses the impact of interest rate and FX movements on liabilities.
Financial Asset Risk. The risk of a decline in the market value of the Company’s holdings of public equity, private equity, real estate and alternative fixed income (private credit, loans, and Emerging Market and non-investment grade fixed income securities) assets.

The ERC monitors Tier 1 risks on a periodic basis. The approved limits and the actual limits deployed at December 31, 2019 and 2018 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2019		December 31, 2018
	Approved limit (1)	Actual deployed (1)	Approved limit (1)	Actual deployed (1)
Natural Catastrophe Risk	$1.7	$1.1	$1.7	$0.8
Mortality Trend Risk (2)	$1.7	$0.8	$1.7	$0.8
Pandemic Risk	$1.7	$0.4	$1.7	$0.4
Casualty Risk (3)	$1.7	$1.1	$1.7	$0.7
Standard Fixed Income Risk	$1.7	$0.3	$1.7	$0.7
Financial Asset Risk (4)	$1.7	$1.1	$1.7	$0.6

(1)	The limits approved and the actual limits deployed in the table above are shown net of retrocession.

(2)	In 2019, the metric changed from Longevity Risk to Mortality Trend Risk. The 2018 figures are for Longevity Risk only.

(3)	In 2019, the Casualty Risk metric was based on the modeled 95% VaR, a change from 2018 scenario based metric.

(4)	Financial Asset risk is subject to the same limit of 20% of the available capital based on the internal model 99% VaR.

Tier 2 Risks
Tier 2 risks consist of risk drivers which meet two of the three Risk Tolerance Framework criteria. Tier 2 risks are monitored by the ERC. The risk tolerance limit for Tier 2 is 10% of the available capital based on either the internal model 1-in-100 Value at Risk or a 99% scenario. The following are Tier 2 Risks:
Mortgage Risk. The risk that losses from mortgage reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company.
Credit and Surety Risk. The risk that aggregated trade credit losses materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company.
Tier 3 Risks
All other underwriting risks are considered as Tier 3 Risks with a risk tolerance limit of $250 million. These risks are monitored by the Chief Underwriting Officer and corresponding BU.
Risk Reporting
The Company monitors risks that could adversely impact operating and economic results. The risk reporting dashboard provides the ERC with key risk exposure analysis in order to monitor the Company’s risk tolerance limits and risk profile.
Natural Catastrophe PML
The following discussion of the Company’s natural catastrophe PML information contains forward-looking statements based upon assumptions and expectations concerning the potential effect of future events that are subject to uncertainties. See Item 3.D for a list of the Company’s risk factors. Any of these risk factors could result in actual losses that are materially different from the Company’s PML estimates below.
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

The Company’s single occurrence estimated net PML exposures (net of retrocession and reinstatement premiums) of the top ten natural catastrophe perils as at December 31, 2019 and 2018 were as follows (in millions of U.S. dollars):

		December 31, 2019		December 31, 2018
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$847		$630
U.S. Gulf Coast	Hurricane	802		586
U.S. Southeast	Hurricane	790		520
Caribbean	Hurricane	254		186
Europe	Windstorm	410		371
Japan	Typhoon	301		190
California	Earthquake	755	$1,107	515	$760
Japan	Earthquake	447	523	260	290
Australia	Earthquake	289	366	215	270
New Zealand	Earthquake	256	362	154	225
British Columbia	Earthquake	164	328	163	311
Risk Mitigation
Retrocessional Reinsurance
The Company uses retrocessional reinsurance agreements to reduce its exposure on certain reinsurance risks assumed and to mitigate the effect of any single major event or the frequency of medium-sized events. These agreements provide for the recovery of a portion of losses and loss expenses from retrocessionaires. The majority of the Company’s retrocessional reinsurance agreements cover property and specialty lines exposures, predominantly those that are catastrophe exposed. The Company also utilizes retrocessions in the Life and Health segment to manage the amount of per-event and per-life risks to which it is exposed. Retrocessionaires must be pre-approved based on their financial condition and business practices, with stability, solvency and credit ratings considered to be important criteria. Strict limits per retrocessionaire are also put into place and monitored to mitigate counterparty credit risk.
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
Regulation
The business of reinsurance is regulated in all countries in which we operate, although the degree and type of regulation varies significantly from one jurisdiction to another. The laws and regulations of the jurisdictions in which our reinsurance subsidiaries are domiciled impose complex regulatory requirements such as maintenance of minimum levels of statutory capital, surplus, and liquidity; various solvency standards; and periodic examinations of subsidiaries’ financial condition. See Risk Factors—Legal and Regulatory Risks in Item 3.D of this report.
Bermuda has been deemed Solvency II equivalent under the EU's Solvency II Directive, effective January 1, 2016. Bermuda has been granted equivalence for an unlimited period for all three relevant equivalence areas: Articles 172, 227 and 260, with the exception of rules on captives or limited purpose insurers (Class 1, Class 2, Class 3, Class A and Class B), special purpose insurers and collateralized insurers, which are subject to a different regulatory regime in Bermuda. This determination has resulted in Bermuda-based reinsurers being exempt from the requirement to post collateral in the EU and allows reinsurance contracts concluded with undertakings having their head office in Bermuda to be treated in the same manner as reinsurance contracts concluded with undertakings authorized in accordance with the Directive (Article 172); EU insurance groups can conduct their EU prudential reporting for a subsidiary in Bermuda under local rules instead of Solvency II if deduction and aggregation is allowed as the method of consolidation of group accounts (Article 227); and Bermuda insurance groups which are active in the EU are exempt from some aspects of group supervision in the EU as Member States will rely on the equivalent supervision exercised by the Bermuda Monetary Authority (BMA) (Article 260).
One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group Supervisor and the power of the BMA to make rules regarding Group Supervision for, among other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. In addition to being tasked with assessing the financial condition of the Company and its subsidiaries, the BMA has the power to impose restrictions on the ability of the Company's subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. This Group Supervision regime is in addition to the regulation of the Company’s various operating subsidiaries in their local jurisdictions. The BMA’s Group Supervision rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The Group solvency rules set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group. PartnerRe Bermuda is the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group Supervisor of the Company and its subsidiaries. As Group Supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the Group; (3) carrying out an assessment of the Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the Group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the Group; (6) coordinating any enforcement action that may need to be taken against the Group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
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
The BMA imposes the Enhanced Capital Requirement (ECR) on the Company pursuant to its function as the Company’s Group Supervisor. The PartnerRe Group’s ECR may be calculated by either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal capital model which the BMA has approved for use for this purpose. The Company currently uses the BSCR model in calculating its Group ECR requirements. In addition, the Company is required to prepare and submit annual audited Group U.S. GAAP financial statements, annual Group statutory financial statements, annual Group statutory financial return, annual Group capital and solvency return and quarterly Group unaudited financial returns.
The BSCR model is a risk-based capital model which provides a method for determining an insurer’s capital requirements (statutory capital and surplus) by taking into account the risk characteristics of different aspects of the insurer’s business. The BSCR formula establishes, on a consolidated basis, capital requirements for eleven categories of risk: fixed income investment risk, equity investment risk, interest rate/liquidity risk, currency risk, concentration risk, credit risk, premium risk, reserve risk, catastrophe risk, long-term insurance risk and operational risk.
Pursuant to the Insurance (Public Disclosure) Rules 2015, the BMA requires commercial insurers and insurance groups to prepare and publish a Financial Condition Report (FCR). The FCR provides an overview of the Company’s financial condition including business performance, governance structure, risk profile, solvency valuation and capital management process. The FCR includes, among other disclosures, the respective Company’s required and available statutory capital. The FCR is required to be filed with the BMA annually and published on the PartnerRe website within 14 days of filing with the BMA. The FCR must be signed off by the CEO and any senior executive responsible for the actuarial, or risk management, or internal audit, or compliance function who will declare that to the best of their knowledge and belief the FCR fairly represents the financial condition of the Group in all material respects.

Bermuda
All Bermuda companies must comply with the provisions of the Bermuda Companies Act 1981. In addition, the Insurance Act regulates the businesses of our Bermuda reinsurance subsidiaries. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers”.
The continued registration of an insurer is subject to the insurer complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The Insurance Act also grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies.
The Insurance Act also regulates the business of PartnerRe Bermuda. The Insurance Act imposes solvency and liquidity standards and auditing and reporting requirements on Bermuda insurance companies.
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
Any applicable insurer which at any time fails to meet the ECR applicable to it will upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and, within 14 days of such notification, file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with: (1) unaudited statutory economic balance sheets and unaudited interim financial statements prepared in accordance with GAAP covering such period as the BMA may require, (2) the opinion of a loss reserve specialist, where applicable, (3) a general business solvency certificate in respect of those financial statements, where applicable, (4) a capital and solvency return reflecting an ECR prepared using post-failure data, where applicable, (5) a long-term business solvency certificate in respect of those statements, where applicable and (6) the opinion of an approved actuary, where applicable. An insurer to whom this applies shall not declare or pay any dividends until the failure is rectified.
To enable the BMA to better assess the quality of the insurer’s capital resources, applicable insurers are required to disclose the makeup of its capital in accordance with the “3-tiered capital system”. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2, and Tier 3 Capital may be used to support the insurer’s MSM and ECR.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended. Under these rules, Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital may include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, in the ECR until January 1, 2026.

While the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
The BMA implemented an Economic Balance Sheet (EBS) framework which is used as the basis to determine the ECR for all commercial insurers, including PartnerRe Bermuda. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurer's GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer. The Insurance (Prudential Standards) Amendment Rules 2018 provide updates to certain aspects of the EBS framework and increase the ECR over a 3-year transition period for general business and a 10-year transition period for long-term business. The Company is currently assessing the impact on our business.
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
Every insurer is also required to deliver to the BMA a declaration of compliance declaring whether or not that insurer has, with respect to the preceding financial year, (i) complied with the minimum criteria applicable to it, (ii) complied with its MSM and ECR as at its financial year-end, (iii) complied with the minimum liquidity ratio for general business as at its financial year-end, and (iv) where an insurer’s license has been issued subject to limitations, restrictions or conditions, that the insurer has observed such limitations, restrictions or conditions. The declaration of compliance must be signed by two directors and filed at the same time the insurer submits its statutory financial statements.
Code Of Conduct. Every Bermuda registered insurer must comply with the Insurance Code of Conduct (Code of Conduct) which prescribes the duties and standards that must be complied with to ensure sound corporate governance, risk management and internal controls are implemented. The BMA will assess an insurer’s compliance with the Code of Conduct in a proportionate manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Dividends and Distributions. As a Bermuda-domiciled holding company, the Company has limited operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, the Company’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others, Bermuda, various states of the U.S., Singapore and Ireland. The Company’s ability to pay dividends and interest and to make dividends to shareholders is limited by the Bermuda Companies Act 1981.
The Insurance Act also prohibits PartnerRe Bermuda, as an insurer registered as a Class E and as a Class 4 insurer from declaring or paying any dividends during any financial year if it is in breach of its MSM or if the declaration or payment of such dividends would cause such a breach. PartnerRe Bermuda is also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. Furthermore, under the Insurance Act, PartnerRe Bermuda shall not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least 7 days before payment of those dividends it files with the BMA an affidavit signed by at least two directors, and by PartnerRe Bermuda’s principal representative in Bermuda, which states that in the opinion of those signing, declaration of those dividends has not caused the insurer to fail to meet its relevant margins.
Generally, an insurer carrying on long-term business, such as PartnerRe Bermuda, is also restricted from declaring or paying a dividend unless the value of its assets in its long-term business fund exceeds the extent of the liabilities of the insurer’s long-term business. The Insurance Act also prohibits an insurer carrying on long-term business from declaring or paying a dividend to any person other than a policyholder unless the value of the assets of such insurer, as certified by its approved actuary, exceeds its liabilities (as so certified) by the greater of its margin of solvency, or if applicable, its enhanced capital requirement and the amount of any such dividend shall not exceed that excess.
Further, under the Bermuda Companies Act 1981, as amended, the Company and PartnerRe Bermuda may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.
Economic Substance Act 2018 (ESA) and Economic Substance Regulations 2018 (Substance Regulations). Under the ESA, if a Bermuda company is engaged in one or more “relevant activities” (which is defined to include insurance) it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements (ES Requirements) set forth in the ESA and the Substance Regulations. A company will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate full time employees in Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it.
The economic substance guidance notes issued in December 2019 provide that a company licensed under the Insurance Act is generally considered to operate in Bermuda with adequate substance. However, such companies are still required to complete and file an economic substance declaration with the Registrar of Companies (Registrar). In assessing compliance with the ES Requirements, the Registrar will have regard to: (i) the company’s compliance with applicable corporate governance obligations under the Companies Act 1981; (ii) the company’s compliance with its obligations under the Insurance Act (including regulations, rules and code of conduct made thereunder); and (iii) the information provided in that Declaration.
In addition to the above, PartnerRe Bermuda maintains an operating branch in Canada and a representative office in Mexico. The Canada branch is subject to regulation in Canada by the Office of the Superintendent of Financial Institutions (OSFI). For a further discussion of the regulations pertaining to the Canada branch see below.
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
Significant aspects of the Irish re/insurance regulatory framework and requirements imposed on PartnerRe Europe and PartnerRe Ireland include the following:
Solvency Requirements. The Directive related to the solvency standards applicable to insurers and reinsurers prescribes, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources that both companies are required to have in order to cover the risks to which they are exposed and the principles that should guide their overall risk management and reporting. This Directive became effective January 1, 2016. Under the Solvency II requirements, PartnerRe Europe and PartnerRe Ireland have similar governance requirements to those of PartnerRe Bermuda such as Balance Sheet, Own Risk and Solvency Assessment (ORSA), Solvency and Financial Condition Report and a Regular Supervisory Report.
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements in accordance with International Financial Reporting Standards and related reports to the Irish Companies Registration Office (CRO) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. PartnerRe Europe and PartnerRe Ireland must also file and submit annual certifications for the following:
1.    Corporate Governance Requirements for Insurance Undertakings 2015
2.    Fitness & Probity Standards (Code issued under Section 50 of the Central Bank Reform Act 2010)
3.    ORSA
4.    Quantitative Reporting Templates (QRTs)
5.    Regular Supervisory Reports
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
In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland and Hong Kong and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch is subject to regulation by the Insurance Authority of Hong Kong, which has extended the Hong Kong’s branch authorization to a composite life and non-life license on 16 September 2019. The U.K. branch is also subject to local regulation. PartnerRe Europe closed its Dubai branch in March of 2019. PartnerRe Ireland, pursuant to the Non-admitted and Reinsurance

Reform Act of 2010 (part of the Dodd-Frank Act), is a non-admitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states. PartnerRe Ireland has also established an operating branch in the U.K. which is subject to Irish insurance supervision regulations.
United States
PartnerRe U.S. Corporation is a Delaware domiciled holding company for its wholly-owned (re)insurance subsidiaries, PartnerRe U.S. and PartnerRe America Insurance Company (PRAIC) (PartnerRe U.S. and PRAIC together being the PartnerRe U.S. Insurance Companies). The PartnerRe U.S. Insurance Companies are subject to regulation under the insurance statutes and regulations of their domiciliary states (New York in the case of PartnerRe U.S. and Delaware in the case of PRAIC, and all states where they are licensed, accredited or approved to underwrite insurance and reinsurance). In 2019, PRAIC was commercially domiciled in California and may similarly be commercially domiciled in 2020. PartnerRe U.S. sold 100% of its interests in PartnerRe Insurance Company of New York to Employers Holding Group Inc. on July 31, 2019. The sale did not have a significant impact on the Company's Consolidated Financial Statements.
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
The Company also, through its 100% owned subsidiary, PartnerRe U.S. Corporation, owns 100% of PartnerRe Life Reinsurance Company of America (PRLA) a life reinsurance company which is subject to regulation under the insurance statutes and regulations of Arkansas, its state of domicile, and all states where PRLA is licensed, accredited or approved to underwrite reinsurance.
Risk-Based Capital Requirements. The Risk-Based Capital (RBC) for Insurers Model Act (the Model RBC Act) or similar legislation has been adopted by all states in the U.S. The main purpose of the Model RBC Act is to provide a tool for insurance regulators to evaluate the capital of insurers with respect to the risks assumed by them and to determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their RBC calculations as part of the statutory annual statements that such insurers and reinsurers file with state insurance regulatory authorities. The Model RBC Act provides for four different levels of regulatory actions, each of which may be triggered if an insurer’s Total Adjusted Capital (as defined in the Model RBC Act) is less than a corresponding level of risk-based capital. Decreases in an insurer’s Total Adjusted Capital as a percentage of its Authorized Control Level (as defined in the Model RBC Act) triggers increasing regulatory actions. Such regulatory actions include but are not limited to issuance of orders for corrective action by the insurer, rehabilitation or liquidation of the insurer. No such actions have been taken with respect to the PartnerRe U.S. Insurance Companies or PRLA.
Insurance Regulatory Information System (IRIS) Ratios. A committee of state insurance regulators developed the NAIC’s IRIS primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance or reinsurance companies operating in their respective states. IRIS identifies thirteen industry ratios for property/casualty insurers and twelve industry ratios for life insurers, and specifies usual values for each ratio. Generally, a company will become subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain the company’s underwriting capacity. No such action has been taken with respect to the PartnerRe U.S. Insurance Companies or PRLA.
Reporting Requirements. Regulations vary from state to state, but generally require insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with their state domiciliary regulatory authorities certain reports, including information concerning their capital structure, ownership, financial condition and general business operations. State regulatory authorities monitor compliance with, and periodically conduct examinations with respect to, state mandated standards of solvency, licensing requirements, investment limitations, and restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of policyholders and creditors, such as reinsureds, methods of accounting for assets, reserves for unearned premiums and losses, and other purposes. In general, such regulations are for the protection of reinsureds and, ultimately, their policyholders and creditors, rather than security holders. In the U.S., the New York State Department of Financial Service (NYDFS) is the domiciliary regulator of PartnerRe U.S., the Delaware Department of Insurance is the domiciliary regulator of PRAIC and the Arkansas Insurance Department is the domiciliary regulator of PRLA.
Dividends and Distributions. Under New York law, the NYDFS must approve any dividend declared or paid by PartnerRe U.S. that, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of its statutory surplus as shown on the latest statutory financial statements on file with the NYDFS, or 100% of its adjusted net investment income. Under Delaware law the Delaware Commissioner of Insurance must approve any dividend declared or paid by PRAIC that, together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. Under Arkansas law the Arkansas Insurance Commissioner must approve any dividend declared or paid by PRLA that, together with all dividends and distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRLA's surplus as regards policyholders as of the preceding December 31 or (ii) the net gain from operations not including capital gains for the twelve-month period ending on the preceding December 31. Arkansas, Delaware and New York do not permit a dividend to be declared or distributed, except out of earned surplus.
In addition to the above, the Dodd-Frank Act currently impacts the PartnerRe U.S. Insurance Companies and PRLA. The Dodd-Frank Act represents a comprehensive overhaul of the financial services industry in the U.S. and established a Federal Insurance Office (FIO) within the U.S. Treasury Department. Although the FIO does not have general supervisory or regulatory authority over the business of insurance or reinsurance, it is charged with monitoring all aspects of the insurance industry, consulting with state insurance regulators, assisting in administration of the Terrorism Risk Insurance Program Reauthorization Act of 2015 (TRIA) and other duties. Furthermore, the director of the FIO is a non-voting member of the multi-agency Financial Stability Oversight Council (FSOC), and the FSOC may, among other things, subject an insurance company or an insurance holding company to heightened prudential standards in accordance with Title I of the Dodd-Frank Act following an extended determination process (which can require that such insurance company be subject also to supervision by the Board of Governors of the Federal Reserve System). The Dodd-Frank Act also made changes to the regulation of credit for reinsurance and surplus lines insurance in the U.S.
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
Canada
Canadian branches of PartnerRe Bermuda and PartnerRe U.S. hold licenses to write reinsurance business in Canada. Each Canadian branch is authorized to insure, in Canada, risks falling within the classes of insurance and reinsurance as specified in their respective licenses and is limited to the business of reinsurance. The Canadian branch of PartnerRe Bermuda is licensed to write life and accident and sickness business in Ontario, limited to reinsurance. The Canadian branch of PartnerRe U.S. is licensed to write property and casualty and accident and sickness business in Ontario, limited to reinsurance. Each Canadian branch is subject to local regulation for its Canadian branch business, specified principally pursuant to Part XIII of the Insurance Companies Act (the Canadian Insurance Act) applicable to foreign property and casualty companies and to foreign life companies as well as relevant provincial insurance acts. OSFI supervises the application of the Canadian Insurance Act.
PartnerRe Bermuda and PartnerRe U.S. maintain sufficient assets, vested in trust at a Canadian financial institution, approved by OSFI, to allow their branches to meet minimum statutory solvency requirements as required by the Act, the regulations made under the Act and applicable guidelines issued by OSFI. Certain statutory information is filed with federal and provincial insurance regulators in respect of both property and casualty and life business written by branches. This information includes, among other things, a yearly business plan and an annual Dynamic Capital Adequacy Test report from the Appointed Actuary of the branch that tests the adequacy of the assets that are vested under various adverse scenarios or "stress tests". It is also necessary for an ORSA to be prepared each year. Each branch is required to have a Chief Agent in Canada to act as its local representative.
PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada) is a Canadian incorporated life reinsurer that is a subsidiary of the Company and is domiciled in Canada. PartnerRe Canada is authorized to insure, in Canada, risks falling within the classes of Life and Accident and Sickness, limited to the business of reinsurance.
PartnerRe Canada is required to maintain capital in Canada in a custodial account to meet minimum statutory solvency requirements as required by the Canadian Insurance Act, its regulations and applicable guidelines issued by OSFI. Certain statutory information is filed with OSFI in respect of the life business written by PartnerRe Canada. This information includes, among other things, an annual business plan and Dynamic Capital Adequacy Test report from the Appointed Actuary of PartnerRe Canada that tests the adequacy of assets under various scenarios or "stress tests". It is also necessary for an ORSA to be prepared each year.

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
Reporting Requirements. PartnerRe Asia must file and submit annual audited financial statements in accordance with Singapore Financial Reporting Standards and related reports to the Accounting and Corporate Regulatory Authority (ACRA) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to ACRA. These requirements are in addition to the quarterly and annual regulatory returns required to be filed with the MAS.
Dividends and Distribution. Dividends are generally declared from unappropriated profits. The declaration of a dividend by PartnerRe Asia may be subject to relevant conditions and requirements being met as specified under the Insurance Act (Singapore) and its associated regulations. Any proposed reduction of capital or redemption of preference shares requires the prior approval of the MAS. In addition to the above, the laws and initiatives issued by the MAS regarding Corporate Governance, Outsourcings, Cyber Security and Technology Risk Management currently impact, or may impact, Partner Re Asia in the future.
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
Canada
The Canadian life branch of PartnerRe Bermuda, the Canadian non-life branch of PartnerRe U.S. and PartnerRe Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2019. See also the discussion of taxation in the United States below.
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
Switzerland
The Swiss branch of PartnerRe Europe is subject to Swiss taxation, mainly on profits and capital. To the extent that net profits are generated, profits are taxed at a rate of 21.15%. The tax reform that has been passed and enacted in 2019 in the canton of Zurich following the federal tax reform includes a decrease of the statutory corporate income tax rate from 21.15% to 19.7% in 2021. The branch pays capital taxes at a rate of approximately 0.17% on its imputed branch capital calculated according to a procured taxation ruling. See also the discussion of taxation in Ireland above.
United States
PartnerRe U.S. Companies transact business in and are subject to taxation in the U.S. The Canadian non-life branch of PartnerRe U.S. conducts business in Canada and is subject to taxation in Canada as discussed above. Under U.S. tax law, the amount of tax paid in Canada by the Canadian non-life branch of PartnerRe U.S. can be credited or deducted against U.S. corporation tax.
In addition, PartnerRe Europe and PartnerRe Ireland write certain U.S. and Latin American business through their U.S. reinsurance intermediaries. As a result, PartnerRe Europe and PartnerRe Ireland are deemed to be engaged in a U.S. trade or business and thus are subject to taxation in the U.S. Finally, PartnerRe Capital Investments Corp. (PCIC) and PRLA are also U.S. corporations subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 21%. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, PCIC, PRLA, and the 953(d) electing reinsurer, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and the 953(d) electing reinsurer) are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 21% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 45% on the net income connected with a U.S. trade or business.
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
Legal Proceedings
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation and disputes, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance contracts. This category of business litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity. While the outcome of business litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
For information regarding legal proceedings, see Note 15(d) to the Consolidated Financial Statements in Item 18 of this report.

C. Organizational Structure
The Company's Class A common shares are owned by EXOR Nederland N.V., whose ultimate parent is EXOR N.V., an investment holding company listed on the Milan Stock Exchange. The Company has also issued Class B shares to certain executives and directors of the Company.
In addition to the Company, significant subsidiaries of EXOR N.V. include Fiat Chrysler Automobiles, CNH Industrial, Ferrari and Juventus Football Club.
The Company’s principal operating subsidiaries at December 31, 2019 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
Partner Reinsurance Asia Pacific Pte. Ltd.	Singapore	100%
See History and Development of the Company section above and also Share Ownership section in Item 6.E and Notes 1, 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for further details.
See Exhibit 8.1 to this annual report on Form 20-F for a listing of the Company’s subsidiaries.

D. Property, Plants and Equipment
The Company leases office space in Pembroke (Bermuda) where its principal executive offices are located. Additionally, the Company leases office space in various other locations, principally in Dublin, Stamford, Connecticut in the U.S., Toronto, Paris, Singapore and Zurich.
In 2017, the Company purchased from a related party certain real estate investments located in London, U.K. See Note 17 to the Consolidated Financial Statements in Item 18 for further details.

ITEM 4.A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information for the years ended December 31, 2019, 2018 and 2017 presented below is based on, or has been derived from, and should be read in conjunction with, the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report. The financial results below are presented in U.S. dollars as the reporting currency.
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
The Company’s long-term objective is to provide capacity to clients and manage a portfolio of diversified risks that will create shareholder value. The Company’s profitability in any particular period can be significantly affected by large catastrophic or other large losses and the impact of changes in interest rates, credit spreads and equity markets on the fair value of investments (see Key Factors Affecting Year-over-Year Comparability below). Accordingly, the Company’s performance during any particular period is not necessarily indicative of its performance over the longer-term reinsurance cycle.
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
Pricing cycles are driven by supply of capital in the industry and demand for reinsurance and insurance and other risk transfer products. The reinsurance business is also influenced by several other factors, including variations in interest rates and financial markets, changes in legal, regulatory and judicial environments, loss trends, inflation, foreign exchange rate changes and general economic conditions.
In an increasingly competitive market environment, and considering increased regulatory and rating agency expectations, the Company continues to focus on its risk management strategy, financial strength, underwriting selection process and global presence. The Company removes the volatility associated with those risks from the client and then manages those risks and the risk-related volatility. Through its broad product and geographic diversification, the Company is able to achieve portfolio diversification of risks, and its execution capabilities and global presence enable the Company to respond quickly to market needs.
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
The non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has experienced soft market conditions with either general decreases, no changes, or marginal improvements, in pricing and profitability. Price increases were experienced in loss exposed lines of business following losses incurred in 2018 and 2019. However, the availability of capital has reduced the amplitude of cycles compared to the past.

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
The profitability of the Life and Health business mainly depends on the volume and amount of death and disability claims incurred, medical claims and expenses, and the ability to adequately price the risk the Company assumes. The majority of the life premium arises from long-term in-force contracts. The life reinsurance policies are often in force for the remaining lifetime of the underlying individuals insured, with premiums earned typically over a period of 10 to 30 years. The volume of the business may be reduced each year by lapses, voluntary surrenders, death of insureds and recaptures by ceding companies. While death claims are reasonably estimated over a period of many years, claims become less predictable over shorter periods and can fluctuate significantly from period to period. Similarly, while the volume of medical claims can be predicted to a certain extent, the amount of claims and expenses depends on various factors, primarily healthcare inflation rates, driven by a shift towards the older population, reliance on expensive medical equipment and technology and changes in demand for healthcare services over time. Compared to the Non-life markets, the Life and Health reinsurance markets are more concentrated, with fewer market participants.
During 2019, the Company continued to execute its growth strategy in the Life and Health segment by continuing to increase new business volume and hiring additional employees to support further growth in this segment.
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
Strategic Initiatives
The Company's strategy is to focus on reinsurance of business written by our cedants, and not compete with our clients through directly writing or assuming insurance risks. The Company is focused on striking the right balance between top down and bottom up risk selection by broadening scope and client penetration for well-understood, efficient risk classes and keeping a selective approach for less predictable risk patterns. Among the Company's strategic priorities are growing the non-life footprint with selected clients and brokers, using retrocession to enhance balance sheet strength and relevance, and growing the life and health book in targeted product segments and geographies. The Company will continue to execute its growth strategy in the Life and Health segment by continuing to increase new business volume and leveraging new talent hired to support further growth in this segment.
Reinsurance Market Outlook
The Company believes that overall, reinsurance will broadly remain a cyclical market, albeit of less amplitude, primarily as a result of excess capital, and that the cycles will become more specific and local, with less global amplitude.
The outlooks for 2020 for each of the Company's segments are summarized as follows:
2020 P&C Segment Outlook
During the January 1, 2020 renewals, the Company observed improving pricing trends in most of the North American business. Our European business continued to see flat to low single digit rate decreases in all lines except casualty where pricing increases were observed. The Company focused on portfolio optimization and improving profit margins during the January 1, 2020 renewals. As a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue in the future.
2020 Specialty Segment Outlook
During the January 1, 2020 renewals, the Company generally observed improved pricing in most lines of business within the Specialty segment (particularly in the engineering, aviation, energy, marine and property lines of business). The Company focused on portfolio optimization and improving profit margins during the January 1, 2020 renewals. As a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue in the future.
2020 Life and Health Outlook
The January 1, 2020 renewal for life business is not significant, as only a limited portion of the premiums written associated with the life portfolio is short-term business. Management expects moderate continued growth in the Company’s life portfolio in 2020 assuming constant foreign exchange rates, mainly due to growth in Asia, Canada, Europe and the United States. Pricing conditions are not expected to materially differ from 2019.
Investment Operations
The Company generates revenue from its investment portfolio through net investment income, including interest on fixed maturities and dividends on equity securities, interest in earnings of equity method investments, and realized and unrealized gains on investments.
For the Company’s investment risks, which include public and private markets and real estate investments, diversification of risk is critical to achieving the risk and return objectives of the Company.
From a risk management perspective, the Company allocates its invested assets into two categories: liability funds and capital funds. The Company’s investment policy distinguishes between liquid, high quality (investment grade) assets that support the Company’s liabilities, and the more diversified, higher risk asset classes that are allowed within the Company’s capital funds.
Liability funds represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 53% and 54% of the total invested assets at December 31, 2019 and 2018, respectively.
Capital funds represent total capital of the Company, which includes shareholders' equity and debt liabilities, and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 47% and 46% of the total invested assets at December 31, 2019 and 2018, respectively.
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
The Company’s investment strategy allows for the use of derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, equity option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities, and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the Board. At December 31, 2019, the Company had no significant financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
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
In 2019, the Company's investment portfolio benefited by a change in portfolio mix resulting in higher net investment income. The portfolio also benefited from decreasing U.S. and world-wide risk-free rates, the narrowing of U.S. and European investment grade corporate spreads and improving world-wide equity markets. If the current lower yield environment should persist in 2020, we would expect that the yield on our portfolio would be adversely impacted by this low interest rate environment.
A. Operating Results
At December 31, 2019 and 2018, EXOR Nederland N.V. holds 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. The common shares are not listed. Accordingly, per share data is not considered meaningful to present.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s net income or loss for the years ended December 31, 2019, 2018 and 2017 include the following:

•	Large catastrophic and large loss events impacting Non-life segment underwriting results

•	Volatility in capital markets impacting investment results, and

•	Foreign exchange rate fluctuations.
These factors, as well as other factors described below, may continue to affect our results of operations and financial condition in the future. Each of these key factors is discussed further in the Review of Net Income or Loss section below for each of the years ended December 31, 2019, 2018 and 2017.
Review of Net Income or Loss
The components of net income or loss for the years ended December 31, 2019, 2018 and 2017 are presented in the Company’s Consolidated Statements of Operations, and in the breakdown by segment in Note 18 to the Consolidated Financial Statements, in Item 18 of this report.
Management analyzes the Company’s net income or loss in three parts: underwriting result, investment result, and corporate and other, which comprises the other components of net income or loss not allocated to the Company’s P&C, Specialty and Life and Health segments.
The net income or loss for the years ended December 31, 2019, 2018 and 2017 was comprised as follows (in millions of U.S. dollars):

	2019	2018	2017
Underwriting result
P&C	$40	$(189)	$(343)
Specialty	(60)	142	247
Total Non-life	$(20)	$(47)	$(96)
Life and Health	1	20	8
	$(19)	$(27)	$(88)
Investment result	1,352	37	720
Corporate and other	(396)	(96)	(368)
Net income (loss)	$937	$(86)	$264
The components of net income (loss), and changes for the years presented above, are described below.

Underwriting Result
Underwriting result consists of technical result (which is net premiums earned less losses and loss expenses and acquisition costs) and other income (loss), less other expenses that are attributable to the respective segment. Underwriting result is a primary measure of underlying profitability for the Company’s core reinsurance operations, separate from the investment results, and is used to manage and evaluate the Company's Non-life segments (P&C and Specialty). The Company believes that in order to enhance the understanding of its profitability, it is useful for our shareholders and other users of this report to evaluate the components of net income or loss separately and in the aggregate. Underwriting result should not be considered a substitute for net income or loss and does not reflect the overall profitability of the business, which is also impacted by investment results and other items included in Corporate and other above and discussed in more detail below in the Corporate and Other section.
Underwriting result, a key factor affecting net income or loss, is discussed further below in the Results by Segment section for each of the two Non-life segments (P&C and Specialty). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes underwriting result and net investment income allocated to Life and Health business, and is discussed further below in the Results by Segment section.
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See Note 18 to the Consolidated Financial Statements included in Item 18 of this report for a description of the Company’s segments, a discussion on how the Company measures its segment results (including definitions of loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio) and a breakdown of net income or loss, including underwriting results by segment, for each of the years ended December 31, 2019, 2018 and 2017.
Non-life Results
The Non-life underwriting results for 2019, 2018 and 2017 were largely driven by premiums earned reduced for losses and loss expenses (which included losses from large catastrophic losses and large loss events, partially offset by net favorable prior year development) and also reduced for acquisition costs, as more fully described below.
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
The combined impact of the large catastrophic and large losses on the Company’s operating results for the years ended December 31, 2019, 2018 and 2017 was as follows (in millions of U.S. dollars, except ratios):

	2019			2018 (1)			2017
	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life
Large catastrophic and large losses	$258	$42	$300	$382	$4	$386	$508	$61	$569
Impact on combined ratio	8.4%	2.1%	5.9%	15.1%	0.2%	9.0%	21.8%	3.5%	14.1%

(1) In 2018, losses related to Hurricane Florence and Typhoon Trami were individually less than $35 million each, but have been included in the large catastrophic and large losses total above as the losses combined were greater than $35 million based on best estimates as of December 31, 2018.
Large catastrophic and large losses, net of retrocession and reinstatement premiums, were comprised as follows:

•	2019: $258 million related to Typhoons Hagibis and Faxai and Hurricane Dorian and $42 million related to Ethiopian Airlines and Boeing

•	2018: $176 million related to Typhoons Jebi and Trami and Hurricanes Florence and Michael and $210 million related to California Wildfires

•	2017: $449 million related to Hurricanes Harvey, Irma and Maria (HIM) and $120 million related to California Wildfires
Losses and loss expenses for 2019, 2018 and 2017 were reduced for net favorable non-life prior year development. Non-life net favorable development was $57 million (1.1 points on the combined ratio) for 2019, $249 million (5.8 points on the combined ratio) for 2018 and $448 million (11.1 points on the combined ratio) for 2017. See Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.
See results for each of the P&C and Specialty segments below for further details of Non-life underwriting results, and the Life and Health segment results that follows, for discussions on factors impacting net income or loss as it relates to the Company's underwriting results for each of the years ended December 31, 2019, 2018 and 2017. Details of Other income and Other expenses are discussed in the Corporate and Other section below.
In addition to the information presented below, see also Note 18 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of Company's net income, including the Non-life and Life and Health underwriting results, and for details of combined ratios for the Non-life segments for the years ended December 31, 2019, 2018 and 2017.
P&C Segment
The components of underwriting result, including technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios (which are calculated as a percentage of net premiums earned) for the P&C segment for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars, except ratios):

	2019	2018	2017
Gross premiums written	$3,579	$3,015	$2,671
Premiums ceded	(277)	(293)	(296)
Net premiums written	$3,302	$2,722	$2,375
Net premiums earned	$3,071	$2,535	$2,330
Losses and loss expenses	(2,167)	(2,073)	(2,051)
Acquisition costs	(783)	(606)	(534)
Technical result	$121	$(144)	$(255)
Other (loss) income	(1)	30	—
Other expenses (1)	(80)	(75)	(88)
Underwriting result	$40	$(189)	$(343)
Loss ratio	70.6%	81.8%	88.0%
Acquisition ratio	25.5	23.9	22.9
Technical ratio	96.1%	105.7%	110.9%
Other expense ratio	2.6	3.0	3.8
Combined ratio	98.7%	108.7%	114.7%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.

Technical and underwriting results and related ratios
The P&C underwriting and technical results for 2019, 2018 and 2017 were largely driven by premiums written and earned reduced for losses and loss expenses, and, to a lesser extent, acquisition costs.
2019 compared to 2018
The increased technical result (and the corresponding decrease in the technical ratio) in 2019 compared to 2018 was largely driven by an increase in net premiums earned and a lower loss ratio, partially offset by higher acquisition costs. The increased underwriting result (and a corresponding decrease in the combined ratio) was driven by the improvement in the technical result and ratio, and, to a lesser extent, a decrease in the other expense ratio. The underwriting result was also impacted by a reduction in Other income in 2019 compared to 2018, as the Company recognized a $29 million gain on commutation of the Paris Re Reserve Agreement in 2018 (see also Note 7(a) to the Consolidated Financial Statements in Item 18 for further details). See Corporate and Other section below for further details on Other expenses.

2018 compared to 2017
The reduced technical loss (and the corresponding decrease in the technical ratio) in 2018 compared to 2017 was largely driven by an increase in net premiums earned and a lower loss ratio, partially offset by higher acquisition costs. The reduced underwriting result loss (and a corresponding decrease in the combined ratio) was driven by the increase in the technical result, and, to a lesser extent, a decrease in other expenses. The underwriting result was also impacted by higher Other income in 2018 compared to 2017, as the Company recognized a $29 million gain on commutation of the Paris Re Reserve Agreement in 2018 (see also Note 7(a) to the Consolidated Financial Statements in Item 18 for further details). See Corporate and Other section below for further details on Other expenses.
The changes in premiums written and earned, losses and loss expenses and acquisition costs are described further below.
Premiums
The P&C segment represented 48%, 47% and 46% of total net premiums written in 2019, 2018 and 2017, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
2019 compared to 2018
The increase in gross and net premiums written and net premiums earned was driven primarily by new business written and renewal increases in the casualty, catastrophe and motor lines of business. Net premiums written and earned included a reduction for premiums ceded, which were lower than the prior year.
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
Losses and loss expenses
Losses and loss expenses include large catastrophic and large losses described above, partially offset by net favorable prior year development referred to above. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details of losses and loss expenses and prior year development.
2019 compared to 2018
The increase in losses and loss expenses was primarily driven by growth in business. This was partially offset by a decrease in attritional losses in the current accident year, a lower level of large catastrophic and large losses, and, to a lesser extent, a higher level of favorable prior year loss development as compared to 2018. This resulted in a lower loss ratio compared to 2018.
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
Acquisition costs
2019 compared to 2018
The increase in acquisition costs was in line with an increase in net premiums earned. The related acquisition cost ratio increased compared to 2018, driven by an increased level of experience refund accruals related to the U.S. health business.
2018 compared to 2017
The increase in acquisition costs was in line with an increase in net premiums earned. The related acquisition cost ratio increased compared to 2017, driven by a lower level of favorable loss sensitive commissions in 2018, and lower levels of reinstatement premiums in 2018, which increased net premiums earned with little to no corresponding impact to acquisition costs.

Specialty Segment
The components of underwriting result, including technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios, which are calculated as a percentage of net premiums earned, for the Specialty segment for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars, except ratios):

	2019	2018	2017
Gross premiums written	$2,213	$2,050	$1,934
Premiums ceded	(76)	(180)	(154)
Net premiums written	$2,137	$1,870	$1,780
Net premiums earned	$1,987	$1,767	$1,725
Losses and loss expenses	(1,496)	(1,096)	(955)
Acquisition costs	(523)	(502)	(489)
Technical result	$(32)	$169	$281
Other loss	—	—	(1)
Other expenses (1)	(28)	(27)	(33)
Underwriting result	$(60)	$142	$247
Loss ratio	75.3%	62.0%	55.4%
Acquisition ratio	26.3	28.4	28.4
Technical ratio	101.6%	90.4%	83.8%
Other expense ratio	1.4	1.5	1.9
Combined ratio	103.0%	91.9%	85.7%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
Technical and underwriting results and related ratios
The Specialty underwriting and technical results for 2019, 2018 and 2017 were largely driven by premiums written and earned reduced for losses and loss expenses, and, to a lesser extent, acquisition costs.
2019 compared to 2018
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2019 compared to 2018 was largely driven by an increase in the loss ratio, partially offset by an increase in net premiums earned. The decrease in the underwriting result (and a corresponding increase in the combined ratio) was driven by the decrease in the technical result.
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
The changes in premiums written and earned, losses and loss expenses and acquisition costs are described further below.
Premiums
The Specialty segment represented 31%, 32% and 35% of total net premiums written in 2019, 2018 and 2017, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.

2019 compared to 2018
The increase in gross and net premiums written and earned was driven primarily by new business written and renewal increases in the financial risks, aviation and space, energy and property lines of business, partially offset by cancellations and renewal changes in other lines. Net premiums written and earned included a reduction for premiums ceded, which were lower than the prior year.
2018 compared to 2017
The increase in gross and net premiums written and earned was driven primarily by new business across all lines. These increases were partially offset by cancellations and renewal changes. Net premiums written and earned were partially offset by higher premiums ceded in 2018 under new and existing contracts.
Losses and loss expenses
2019 compared to 2018
The increase in losses and loss expenses compared to 2018 was primarily attributable to adverse prior year development in 2019, as well as growth in the business.
2018 compared to 2017
The increase in losses and loss expenses was primarily attributable to higher mid-sized losses in the current accident year and a lower level of favorable prior year loss development in 2018 compared to 2017, partially offset by a lower level of large catastrophic and large losses in 2018 than in 2017, as noted above under Non-life Results section.
See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details of losses and loss expenses and prior year development.
Acquisition costs
2019 compared to 2018
The increase in acquisition costs was in line with an increase in net premiums earned. The decrease in acquisition cost ratio during 2019 as compared to 2018 was primarily driven by a decrease in loss sensitive commissions primarily in financial risks, multiline and energy lines of business.
2018 compared to 2017
Acquisition costs and the related acquisition cost ratio remained relatively stable at approximately 28.4% for the years ended December 31, 2018 and 2017, as noted in the table above.

Life and Health Segment
The Company provides reinsurance of life and health related risks including mortality, morbidity and longevity. Reinsurance coverage is provided to primary life insurers and pension funds to protect against individual and group mortality and disability risks. The Company also provides reinsurance coverage to employer sponsored pension schemes and primary life insurers who provide pensions or issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources.
Mortality and morbidity business is written primarily on a proportional basis through treaty agreements and is subdivided into death and disability covers (with various riders), term assurance and critical illness (TCI) and GMDB. The Company also writes certain treaties on a non-proportional basis.
Longevity business is written on a long-term, proportional basis. The Company’s longevity portfolio is subdivided into standard and non-standard annuities. The non-standard annuities are sold by insurance companies to consumers with aggravated health conditions and are usually medically underwritten on an individual basis.
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars):

	2019	2018	2017
Gross premiums written	$1,493	$1,235	$983
Premiums ceded	(23)	(24)	(18)
Net premiums written	$1,470	$1,211	$965
Net premiums earned	$1,467	$1,212	$970
Losses and loss expenses	(1,263)	(1,025)	(835)
Acquisition costs	(149)	(129)	(97)
Technical result	$55	$58	$38
Other income (1)	15	13	14
Other expenses (2)	(69)	(51)	(44)
Underwriting result	$1	$20	$8
Net investment income	72	66	60
Allocated underwriting result	$73	$86	$68

(1) Other income represents fee income on deposit accounted contracts and longevity swaps.
(2) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
Allocated underwriting result
The underwriting result for Life and Health is increased by net investment income allocated to this segment to determine allocated underwriting result. See Investments Results section below for further details on net investment income. The Life and Health underwriting and allocated underwriting results for 2019, 2018 and 2017 were largely driven by premiums earned reduced for losses and loss expenses, and, to a much lesser extent, acquisition costs.
2019 compared to 2018
The decrease in allocated underwriting result was primarily driven by an increase in other expenses during 2019 as compared to 2018, driven by higher expenses to support growth in the business and a higher annual incentive bonus payment to employees. Growth in the business contributing to the allocated underwriting result was partially offset by adverse experience in the Company's short-term life business.
2018 compared to 2017
The increase in allocated underwriting result was primarily driven by increased profitability and organic growth, including the acquired Aurigen operation, partially offset by higher expenses to support the Company's plans to grow the business.
The changes in premiums written and earned, losses and loss expenses, and acquisition costs are described further below.

Premiums
The Life and Health segment represented 21%, 21% and 19% of total net premiums written in 2019, 2018 and 2017, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
2019 compared to 2018
The increases in gross and net premiums written and net premiums earned were primarily driven by growth in the longevity business.
2018 compared to 2017
The increases in gross and net premiums written and net premiums earned were primarily driven by organic growth. The increase is also partly driven by the inclusion of life premiums from the acquisition of Aurigen for a full year in 2018 compared to three quarters in 2017, following the acquisition in April 2017.
Losses and loss expenses
2019 compared to 2018
The increase in losses and loss expenses was primarily attributable to growth in the longevity business and increased losses related to the Company's short-term life business.
2018 compared to 2017
The increase in losses and loss expenses was primarily attributable to growth in the business and the inclusion of losses and loss expenses from the acquisition of Aurigen for a full year in 2018 compared to three quarters in 2017.
Acquisition costs
Acquisition costs increased each year in line with increases in net premiums earned.

Investment Result
Investment result consists of net investment income, net realized and unrealized investment gains or losses and interest in earnings or losses of equity method investments. Net investment income primarily includes interest and amortization of premium and discount on fixed maturities, short-term investments, cash and cash equivalents and certain other invested assets (including corporate loans), dividend income and income distributions from equities and certain other invested assets, as well as investment income on funds held, offset by investment expenses and withholding taxes. Net realized and unrealized investment gains or losses primarily include amounts realized from sales and redemptions of the Company’s fixed maturities, short-term investments, equities and other invested assets; changes in net unrealized investment gains or losses on these investments; and impairment losses on real estate. Interest in earnings or losses of equity method investments represents the Company’s aggregate share of earnings or losses related to several private placement investments and limited partnership interests.
The components of the investment result for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars):

	2019	2018	2017
Net investment income (1)	$449	$416	$402
Net realized and unrealized investment gains (losses)	887	(390)	232
Interest in earnings of equity method investments	16	11	86
Total investment result	$1,352	$37	$720

(1) Includes amounts allocated to the Life and Health segment as presented in Results by Segment above.
Net Investment Income
Net investment income is largely driven by interest and amortization on fixed maturities, short-term investments, cash and cash equivalents and privately placed corporate loans. Net investment income by asset type for the years ended December 31, 2019, 2018 and 2017 is included in Note 4(b) to the Consolidated Financial Statements in Item 18 of this report and is summarized below (in millions of U.S. dollars):

	2019	2018	2017
Fixed maturities, short-term investments and cash and cash equivalents	$407	$392	$388
Other invested assets	69	26	12
Equities, funds held and other	12	27	25
Investment expenses	(39)	(29)	(23)
Net investment income	$449	$416	$402
2019 compared to 2018
Net investment income increased in 2019 compared to 2018 driven by decisions to re-balance certain assets into higher yield per duration unit strategies, partially offset by higher investment expenses.
2018 compared to 2017
Net investment income increased in 2018 compared to 2017 due to higher reinvestment rates and changes in portfolio mix, partially offset by higher investment expenses.
Net Realized and Unrealized Investment Gains (Losses)
The Company’s portfolio managers have a total return investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. To meet this objective, it is often desirable to buy and sell securities to take advantage of changing market conditions and to reposition the investment portfolios. Accordingly, recognition of realized gains and losses is considered by the Company to be a normal consequence of its ongoing investment management activities. In addition, the Company recognizes changes in fair value for substantially all of its investments as changes in unrealized investment gains or losses in its Consolidated Statements of Operations. Realized and unrealized investment gains and losses are generally a function of multiple factors, with the most significant being prevailing interest rates, credit spreads and equity market conditions.

See Note 4(a) to the Consolidated Financial Statements in Item 18 of this report for details of realized investment gains and losses and changes in unrealized investment gains and losses by investment type. Investment results for the years ended December 31, 2019, 2018 and 2017 were significantly impacted by the volatility in the capital markets with the Company reporting Net realized and unrealized investment gains or losses, included in net income or loss, as follows (in millions of U.S. dollars):

	2019	2018	2017
Net realized investment gains (losses)	$251	$(202)	$22
Change in net unrealized investment gains (losses)	639	(182)	210
Impairment loss on investments in real estate	(3)	(6)	—
Net realized and unrealized investment gains (losses)	$887	$(390)	$232
The net realized and unrealized investment gains of $887 million in 2019 were driven by $456 million of net realized and unrealized investment gains on equities and other invested assets, primarily due to unrealized gains in public equity funds, and $434 million of net realized and unrealized investment gains on fixed maturities and short-term investments, due to decreases in world-wide risk free rates and credit spreads. Net realized investment gains were driven by realized gains on fixed maturities and short-term investments, due to the Company's decision to rebalance certain portfolios, particularly lower rated investment grade credit, and to reallocate the proceeds to other investment classes, particularly highly rated governments and mortgage-backed securities, and to alternative credit. The $3 million impairment loss on investments in real estate was driven by a write-down in value of London-based real estate investments directly owned by the Company.
The net realized and unrealized investment losses of $390 million in 2018 were largely driven by increases in U.S. risk-free rates, widening of U.S. and European investment grade corporate spreads and net realized investment losses on fixed maturities and short-term investments due to changes in investment portfolio mix aimed at increasing yield and decreasing duration. The net realized investment losses on fixed maturities and short-term investments were partially offset by net realized gains in equities and other invested assets. The impairment loss on investments in real estate was driven by a write-down in value of London-based real estate investments referred to above.
The net realized and unrealized investment gains of $232 million in 2017 were primarily due to narrowing of corporate bond spreads and positive performance in public and private equities, partially offset by increases in U.S. risk-free interest rates. The net realized investment gains were primarily driven by gains on sales or redemptions of fixed maturities and short-term investments.
See also Notes 3 and 4(a) to the Consolidated Financial Statements in Item 18 for further details.
Interest in Earnings of Equity Method Investments
The interest in earnings of equity method investments for both 2019 and 2018 of $16 million and $11 million, respectively, reflect gains on private equities, partially offset by a decrease in value of real estate assets held by an equity method investee, Almacantar, a privately held real estate investment and development group.
The interest in earnings of equity method investments of $86 million in 2017 was primarily due to gains related to Almacantar driven by appreciation of real estate assets.

Corporate and Other
The following are components of net income or loss (in millions of U.S. dollars), excluding amounts that the Company includes in investment results or allocates to segments, in line with the way the Company manages its business, as described above.

	2019	2018	2017
Other expense, net of other income, not allocated to the segments (1)	$(192)	$(146)	$(181)
Losses and loss expenses (2)	3	—	—
Interest expense	(40)	(43)	(42)
Loss on redemption of debt	(15)	—	(2)
Amortization of intangible assets	(12)	(35)	(25)
Net foreign exchange (losses) gains	(87)	119	(108)
Income tax (expense) benefit	(53)	9	(10)
Corporate and Other	$(396)	$(96)	$(368)

(1) The Company allocates certain other expenses that vary with business written by its operating segments. Refer to Underwriting Results section above for tables that include Other expense and Other income amounts allocated to each of the three segments.
(2) Net incurred losses include favorable loss development of $3 million, $nil and $nil during the years ended December 31, 2019, 2018, and 2017, respectively. Non-life reserves allocated to Corporate and Other totaled $6 million, $9 million and $nil at December 31, 2019, 2018 and 2017, respectively.
Other Expenses
The Company's Other expenses are included in the underwriting result and in Corporate and Other, as described above. The Company’s total Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars, except ratios):

	2019	2018	2017
Other expenses	$370	$306	$348
Other expenses, as a % of total net premiums earned	5.7%	5.5%	6.9%
2019 compared to 2018
Other expenses of $370 million for 2019 increased by $64 million compared to 2018 primarily due to an increase in full-time equivalent employees, higher annual incentive and long term incentive payout for employees due to the strong growth in book value reported by the Company in 2019 and higher expenses in the Life and Health segment to support the organic growth of the business.
2018 compared to 2017
Other expenses of $306 million for 2018 decreased by $42 million compared to 2017 primarily due to lower recurring personnel costs driven by a decrease in full-time equivalent employees as a result of efficiency actions undertaken by the Company, in addition to lower reorganization related costs and lower consulting and facilities costs, partially offset by higher expenses primarily in the Life and Health segment to support the Company's plans to grow the business. In 2018 and 2017, the Company recorded $11 million and $29 million, respectively, of reorganization related costs. In addition, for the year ended December 31, 2017, the Company recorded $4 million of transaction costs related to the acquisition of Aurigen.
Interest Expense and Loss on Redemption of Debt
Interest expense of $40 million in 2019 decreased compared to $43 million for 2018, due to the refinancing of senior notes during 2019, whereby the Company issued $500 million 3.70% Senior Notes due 2029 and used the proceeds to early redeem the $500 million 5.50% Senior Notes due 2020. Interest expense in 2018 was comparable to $42 million for 2017.
The loss on redemption of debt of $15 million in 2019 related to the redemption of the $500 million Senior Notes due 2020, which included a make whole provision to compensate for future interest foregone as a result of the early retirement. The $2 million loss in 2017 related to debt settled by Aurigen in 2017.
See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.

Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012, Aurigen in 2017 and Claim Analytics Inc. in 2018. The decrease in amortization expense to $12 million in 2019 from $35 million in 2018 was primarily related to the intangible asset for guaranteed reserves which was written off in 2018, following the commutation of the Paris Re reserve agreement. The increase in amortization expense to $35 million in 2018 from $25 million in 2017 was driven by the reduction of the intangible asset related to guaranteed reserves upon the commutation in 2018 referred to above. See Note 6 to the Consolidated Financial Statements in Item 18 for further details.
Foreign Exchange Movements
The Company’s reporting currency is the U.S. dollar. The Company’s significant subsidiaries and branches have one of the following functional currencies: U.S. dollar, Euro or Canadian dollar. As a significant portion of the Company’s operations is transacted in foreign currencies, fluctuations in foreign exchange rates may affect year-over-year comparisons. To the extent that fluctuations in foreign exchange rates affect comparisons, their impact has been quantified, when possible, and discussed throughout this annual report. See Note 2(m) to the Consolidated Financial Statements in Item 18 of this report for a discussion of remeasurement and translation of foreign currencies.
Net foreign exchange losses were $87 million for 2019 compared to gains of $119 million for 2018 and losses of $108 million for 2017. The losses in 2019 were mainly driven by the weakening of the U.S. dollar against certain major currencies and foreign currency hedging costs, while gains in 2018 were driven by the strengthening of the U.S. dollar against certain major currencies and foreign currency hedge results. The losses in 2017 were driven by the weakening of the U.S. dollar against certain foreign currencies and hedging costs.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:

•	the U.S. dollar ending exchange rate weakened against most major currencies, with the exception of the Euro, at December 31, 2019 compared to December 31, 2018

•	the U.S. dollar average exchange rate for the year strengthened against most major currencies, with the exception of the Japanese yen, in 2019 compared to 2018

•	the U.S. dollar ending exchange rate strengthened against most major currencies, with the exception of the Japanese yen, at December 31, 2018 compared to December 31, 2017 and

•	the U.S. dollar average exchange rate for the year weakened against major currencies in 2018 compared to 2017.
The above fluctuations impacted individual line items of the Company’s Consolidated Statement of Operations as well as the Change in currency translation adjustment included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report and in Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report. See also section B. Liquidity and Capital Resources—Currency for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.
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

The Company’s income tax expense (benefit) and effective income tax rate for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions of U.S. dollars, except ratios):

	2019	2018	2017
Income tax expense (benefit)	$53	$(9)	$10
Effective income tax rate	5.3%	9.4%	3.8%
Income tax expense (benefit) and the effective income tax rate during 2019, 2018 and 2017 were primarily driven by the geographic distribution of the Company’s pre-tax income and losses between its various jurisdictions. In 2017, the income tax expense included a charge of $5 million related to the enactment of the Tax Cuts and Jobs Act in the U.S. See Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
B. Liquidity and Capital Resources

The following discussion on liquidity and capital resources principally focuses on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. See Risk Factors in Item 3.D for additional information concerning risks related to our business, strategy and operations.
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
The Company's total capital (defined as total of debt liabilities and preferred and common shareholders’ equity) at December 31, 2019 and 2018 was as follows (in millions of U.S. dollars, except percentages):

	December 31, 2019		December 31, 2018
Senior notes	$1,329	15%	$1,350	17%
Capital efficient notes (1)	62	1	63	1
Total debt liabilities	$1,391	16%	$1,413	18%
Preferred shareholders’ equity, aggregate liquidation value	$704	8%	$704	9%
Common shareholder’s equity	6,566	76	5,812	73
Total shareholders' equity	$7,270	84%	$6,516	82%
Total capital	$8,661	100%	$7,929	100%

(1) Non-consolidated debt issued externally related to Capital efficient notes (CENts) of $62 million and $63 million as at December 31, 2019 and December 31, 2018, respectively, does not appear in the debt line of the Consolidated Balance Sheets as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets as of December 31, 2019 and December 31, 2018 include the related intercompany notes of $70 million and $71 million, respectively, issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc. See Note 9 to the Consolidated Financial Statements included in Item 18 of this report for further information.

Total capital of $8.7 billion at December 31, 2019 was up 9.2% compared to December 31, 2018 as a result of an increase in common shareholder's equity, partially offset by a decrease in carrying value of senior notes, described as follows:

•
Shareholders’ equity, comprised of preferred and common shareholders’ equity in the table above, was $7.3 billion at December 31, 2019, an 11.6% increase compared to December 31, 2018. The increase was driven by comprehensive income of $999 million, offset by common and preferred dividend payments totaling $246 million in 2019.

•	The decrease in senior notes is primarily due to the foreign exchange impact of translating the Euro denominated debt into U.S. dollars, the Company's reporting currency.
See section F. Tabular Disclosures of Contractual Obligations below for further details of obligations of the Company. See Notes 9, 10 and 11 to the Consolidated Financial Statements in Item 18 of this report for a further discussion related to the Company's indebtedness and shareholders' equity, and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2019. See also Consolidated Statements of Shareholders' Equity within the Consolidated Financial Statements in Item 18 of this report.
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
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2019 and 2018, the Company held cash and cash equivalents of $1,484 million and $878 million, respectively.
The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities, which includes cash flows related to underwriting operations and net investment income, was $999 million in 2019 compared to $447 million in 2018 and $243 million in 2017. The increase in 2019 compared to 2018 was primarily driven by increased cash flow from underwriting operations, due to increased premium collections in line with business growth and lower loss payments related to large catastrophic and large loss events, partially offset by higher payments for attritional losses. The increase in 2018 compared to 2017 was driven by increases in cash flow from underwriting operations.
Net cash used in investing activities was $118 million in 2019 compared to net cash used in investing activities of $1,261 million in 2018 and net cash provided by investing activities of $99 million in 2017. The net cash used in investing activities in 2019 was primarily driven by purchases of other invested assets and short-term investments, offset by net sales of fixed maturities during 2019. The net cash used in investing activities in 2018 was primarily driven by purchases of fixed maturities and short-term investments and efforts made during 2018 to optimize yield on excess cash. The net cash provided by investing activities in 2017 was a result of redemptions of securities to change investment portfolio mix and to fund financing activities, partially offset by cash used to fund the Aurigen acquisition and to invest in public equity funds.
Net cash used in financing activities was $268 million in 2019 compared to $94 million in 2018 and $387 million in 2017. The net cash used in financing activities for both 2019 and 2018 was driven primarily by dividends paid to common and preferred shareholders. The net cash used in financing activities for 2017 was driven by dividends paid to common and preferred shareholders and a redemption of debt acquired in the Aurigen acquisition of $207 million.
In 2020, the Company expects to continue to generate positive operating cash flows, absent unknown events or catastrophic events or unanticipated factors that could result in negative operating cash flows in the future. Specifically, the Company expects cash flows from operating activities to continue to be sufficient to cover claims payments, absent large catastrophic or other large loss activity.

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
The reinsurance subsidiaries’ dividend restrictions at December 31, 2019 are described in Note 11 to the Consolidated Financial Statements in Item 18 of this report. As a result of the acquisition of the Company by EXOR N.V. (subsequently renamed EXOR Nederland N.V.) and the preferred share exchange offer in 2016, the Company's payment of dividends on common shares declared with respect to any fiscal quarter is restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. If the Company does not make aggregate distributions of all of the distributable amounts during any fiscal quarter, such remaining amounts will carryover and are available for dividends in subsequent fiscal quarters, regardless of the Company’s Net income or loss during such subsequent fiscal quarters.
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
Historically, the Company, through its operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as variability in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available or liquidate a portion of its high quality and liquid investment portfolio. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents totaled $17.8 billion at December 31, 2019, of which $12.8 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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
The Company’s current financial strength ratings are as follows:

Rating (1)
Standard & Poor’s	A+
Moody’s (2)	A1
A.M. Best	A+

(1) The Company's outlook from each rating agency in the table above is stable.
(2) Applies to Partner Reinsurance Company Ltd. and Partner Reinsurance Company of the U.S.

Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. These facilities are used for the issuance of letters of credit. Certain agreements require the letters of credit to be fully secured with cash, government bonds and/or investment grade bonds. The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit. See Note 16 to the Consolidated Financial Statements in Item 18 of this report for further details.

Investments
The Company’s total invested assets of $17,911 million and $16,383 million at December 31, 2019 and 2018, respectively, are comprised of total investments, cash and cash equivalents, and accrued interest. The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2019 and 2018 were as follows (in millions of U.S. dollars, except percentages):

	December 31, 2019		December 31, 2018
Fixed maturities	$10,681	66%	$12,640	82%
Short-term investments	1,003	6	493	3
Equities	1,295	8	694	5
Investments in real estate	72	—	73	—
Other invested assets	3,266	20	1,489	10
Total investments (1)	$16,317	100%	$15,389	100%

(1)
In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $1,484 million and $878 million at December 31, 2019 and 2018, respectively, and accrued interest of $110 million and $116 million at December 31, 2019 and 2018, respectively.

The majority of the Company’s investments are carried at fair value with changes in fair value included in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. Refer to Investment Result above in the Operating results section and Notes 3 and 4 to the Consolidated Financial Statements for further details of the composition of the investments and changes in unrealized gains or losses on investments. See also Note 17 to the Consolidated Financial Statements in Item 18 of this report for details on the composition of and changes in Investments in real estate during the year.
The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2019 were as follows (in millions of U.S. dollars, except percentages):

			Credit Rating (2)
December 31, 2019	Cost (1)	Fair Value	AAA	AA	A	BBB	Below investment grade	Unrated
Fixed maturities
U.S. government and sponsored enterprises	$1,410	$1,422	$—	$1,422	$—	$—	$—	$—
U.S. states, territories and municipalities	125	157	1	12	1	—	—	143
Non-U.S. sovereign government, supranational and government related	3,232	3,255	2,357	647	227	20	—	4
Corporate	2,583	2,662	7	300	1,305	909	129	12
Asset-backed securities	18	18	—	—	—	—	18	—
Residential mortgage-backed securities	3,100	3,167	577	2,590	—	—	—	—
Fixed maturities	$10,468	$10,681	$2,942	$4,971	$1,533	$929	$147	$159
Short-term investments	1,004	1,003	45	769	173	2	14	—
Total fixed maturities and short-term investments	$11,472	$11,684	$2,987	$5,740	$1,706	$931	$161	$159
% of Total fixed maturities and short-term investments			26%	49%	14%	8%	2%	1%

(1)	Cost is amortized cost for fixed maturities and short-term investments.

(2)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent) ratings. Investment grade reflects a rating of BBB- or above.
At December 31, 2019, the Company held $42 million of government bonds issued by Spain and Ireland with a maturity less than five years. The Company did not have any other investments in securities issued by peripheral EU sovereign governments (Portugal, Italy, Ireland, Greece and Spain) at December 31, 2019.

At December 31, 2019, approximately 99% of the Company’s fixed maturity and short-term investments were publicly traded and approximately 97% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, average yield to maturity and expected average duration of the Company’s fixed maturities and short-term investments at December 31, 2019 and 2018 were as follows:

	December 31, 2019		December 31, 2018
Average credit quality	AA		A
Average yield to maturity	2.8%		3.2%
Expected average duration	2.7	years	3.9	years
The average credit quality of fixed maturities and short-term investments at December 31, 2019 has increased compared to December 31, 2018 due to a reallocation within the fixed maturities and short-term investment portfolios during 2019. Within these portfolios, actions were taken to reduce exposure to lower rated investment grade credit and reinvest certain proceeds in highly rated governments, supranationals and mortgage-backed securities. The total fixed maturities and short-term investments portfolio of $11,684 million at December 31, 2019 has decreased compared to December 31, 2018 of $13,133 million, primarily as a result of allocating certain funds to the corporate loan portfolio included in Other invested assets as described further below.
The average yield to maturity on fixed maturities and short-term investments decreased by 0.4% primarily due to decreases in U.S. and European risk-free interest rates.
At December 31, 2019 and 2018, the expected average duration of fixed maturities and short-term investments was 2.7 years and 3.9 years, respectively, compared to the duration of reinsurance liabilities of approximately 4.3 years and 4.8 years, respectively. The decrease in expected average duration of fixed maturities and short-term investments reflects a lower duration target on excess fixed income as yield curves continue their flattening trend.
Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2019 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2019	Cost	Fair Value
One year or less	$1,673	$1,674
More than one year through five years	3,227	3,276
More than five years through ten years	2,878	2,939
More than ten years	576	610
Subtotal	$8,354	$8,499
Mortgage/asset-backed securities	3,118	3,185
Total	$11,472	$11,684
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2019 were as follows (in millions of U.S. dollars, except percentages):

December 31, 2019	U.S.	Foreign	Total Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Financial	$547	$767	$1,314	49%
Consumer, Cyclical	175	93	268	10
Energy	127	117	244	9
Insurance	191	23	214	8
Consumer, Non-cyclical	119	47	166	6
Industrial	88	37	125	5
Utilities	46	60	106	4
Communications	69	7	76	3
Real estate and real estate investment trusts	41	28	69	3
Basic Materials	16	15	31	1
Technology	28	2	30	1
Longevity and Mortality Bonds	19	—	19	1
Total	$1,466	$1,196	$2,662	100%
% of Total	55%	45%	100%
At December 31, 2019, other than the U.S., no country accounted for more than 15% of the Company’s corporate bonds. At December 31, 2019, the ten largest issuers accounted for 32% of the corporate bonds held by the Company (5% of total investments and cash and cash equivalents) and no single issuer accounted for more than 4% of total corporate bonds (1% of total investments and cash and cash equivalents).
Within the finance sector, 97% of corporate bonds were rated investment grade and 58% were rated A- or better at December 31, 2019.
Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential mortgage-backed securities by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2019 were as follows (in millions of U.S. dollars, except percentages):

	Credit Rating (1)
December 31, 2019	GNMA (2)	GSEs (3)	AAA	AA	A	Below investment grade / Unrated	Fair Value
Asset-backed securities, non-U.S.	$—	$—	$—	$—	$—	$18	$18
Residential mortgage-backed securities
U.S.	$887	$1,699	$539	$—	$—	$—	$3,125
Non-U.S.	—	—	38	4	—	—	42
Residential mortgage-backed securities	$887	$1,699	$577	$4	$—	$—	$3,167
Total	$887	$1,699	$577	$4	$—	$18	$3,185
% of Total	28%	53%	18%	—%	—%	1%	100%

(1)	All references to credit rating reflect Standard & Poor’s (or estimated equivalent).

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

Residential mortgage-backed securities include U.S. residential mortgage-backed securities, which generally have a low risk of default. The main issuers of these securities are U.S. government agencies or GSEs, which set standards on the mortgages before accepting them into the program. Although these U.S. government backed securities do not carry a formal rating, they are generally considered to have a credit quality equivalent to or greater than AA+ corporate issues. They are considered prime mortgages and the major risk is uncertainty of the timing of prepayments.
Short-term Investments
Short-term investments include U.S. and non-U.S. government obligations and corporate bonds. Short-term investments were $1,003 million at December 31, 2019, up from $493 million at December 31, 2018, primarily due to purchases of U.S. government bonds with duration to maturity of less than one year. At December 31, 2019, 99% of short-term investments were rated BBB or higher by Standard & Poor’s (or estimated equivalent).
Equities
Investments in equities increased to $1,295 million at December 31, 2019 from $694 million at December 31, 2018. The increase in equities included $153 million of investments in several new funds and $385 million in net unrealized gains on two Exor managed public equity funds, which represented $948 million, or 73% at December 31, 2019, and $563 million, or 81% at December 31, 2018, of the Company's total Equities. See also Notes 3, 4 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details for Equities.
Investments in Real Estate
Investments in real estate are valued at cost, less any write down for impairment when the changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. See also Notes 2(g) and 17 to the Consolidated Financial Statements in Item 18 of this report for further details.
Other Invested Assets
Other invested assets are comprised of investments in corporate loans, notes and loans receivable and notes securitization, private equities, and derivative instruments accounted for at fair value in addition to certain investments that are accounted for using the equity method of accounting. At December 31, 2019 and 2018, Other invested assets totaled $3,266 million and $1,489 million, respectively.
The largest single investment in Other invested assets is an investment in Almacantar of $483 million at December 31, 2019 and $498 million at December 31, 2018, accounted for under the equity method (see Note 4(f) to the Consolidated Financial Statements in Item 18 of this report for further details).
Other invested assets also includes a portfolio of third-party, individually managed privately issued corporate loans carried at fair value of $1,879 million at December 31, 2019, which increased from $402 million at December 31, 2018. These corporate loans include $1,439 million and $351 million at December 31, 2019 and 2018, respectively, of U.S. bank loans under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2019 was BB-/B+ with the single largest issuer being 2.1% of the Company's individually managed corporate loan portfolio. The corporate loan portfolio also included $440 million and $51 million, respectively, of other privately issued corporate loans at December 31, 2019 and 2018.
Other invested assets also includes private equities (mainly third party private equity funds) with a fair value of $534 million at December 31, 2019, which increased from $373 million at December 31, 2018.
See Notes 3, 4 and 5 to the Consolidated Financial Statements in Item 18 of this report for further details.
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

At December 31, 2019 and 2018, the Company recorded $815 million and $830 million, respectively, of funds held assets. The majority of the funds held assets relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
Non-life and Life and Health Reserves
See Notes 2(b) and 7 to the Consolidated Financial Statements in Item 18 of this report for details of the Company’s loss reserves, including disclosures required by the SEC Industry Guide 4: Disclosures concerning unpaid claims and claim adjustment expenses of property-casualty insurance underwriters.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2019 and 2018 were as follows (in millions of U.S. dollars):

	December 31, 2019	December 31, 2018
P&C segment and Corporate and Other (1)	$7,254	$7,159
Specialty segment	3,109	2,736
Gross non-life reserves	$10,363	$9,895
Ceded non-life reserves	(755)	(851)
Net non-life reserves	$9,608	$9,044

(1)	Non-life reserves allocated to Corporate and Other totaled $6 million and $9 million at December 31, 2019 and 2018, respectively.
Net non-life reserves increased from December 31, 2018 to December 31, 2019 primarily due to growth in the business and the occurrence of large catastrophic events in 2019. The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2019, 2018 and 2017 are presented and discussed further in Note 7(a) to the Consolidated Financial Statements in Item 18 of this report.
The net favorable prior year loss development on prior accident years was $57 million for the year ended December 31, 2019 primarily resulting from favorable loss emergence across most lines of business within the P&C segment, partially offset by net adverse development within the Specialty segment. See Note 7(a) to the Consolidated Financial Statements in Item 18 for further details related to the 2019 net favorable loss development compared to 2018 and 2017.
See also Note 7(c) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2019 for total non-life and each of the P&C and Specialty segments.

The gross reserves reported by cedants (case reserves), those estimated by the Company, including additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR), and the total gross, ceded and net loss reserves recorded for the Company’s non-life operations were as follows at December 31, 2019 (in millions of U.S. dollars):

Reserving lines	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C and Corporate and Other (1)	$2,965	$110	$4,179	$7,254	$(428)	$6,826
Specialty	1,238	48	1,823	3,109	(327)	2,782
Total Non-life reserves	$4,203	$158	$6,002	$10,363	$(755)	$9,608

(1)	Non-life reserves allocated to Corporate and Other included $3 million, $nil and $3 million of case reserves, ACR, and IBNR reserves, respectively, at December 31, 2019.
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2019. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net Non-life reserves recorded by the Company and the range of actuarial estimates at December 31, 2019 were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C and Corporate and Other (1)	$6,826	$7,670	$5,589
Specialty	$2,782	$3,063	$2,409
Total net Non-life reserves	$9,608

(1) Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019.
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $9,608 million of net non-life reserves at December 31, 2019, a portion of this is considered to have a long reporting tail, including the Company’s exposure to asbestos and environmental claims. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The Company categorizes loss reserves into three types of reserves: reported outstanding loss reserves (case reserves), ACRs and IBNR. The Company updates its estimates for each of the aforementioned categories on a quarterly basis using information received from its cedants.
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
The amount of time that elapses before a claim is reported to the cedant and then subsequently reported to the reinsurer is commonly referred to in the industry as the reporting tail. Lines of business for which claims are reported quickly are commonly referred to as short-tail lines and lines of business for which a longer period of time elapses before claims are reported to the reinsurer are commonly referred to as long-tail lines. In general, for reinsurance, the time lags are longer than for primary business due to the delay that occurs between the cedant becoming aware of a loss and reporting the information to its reinsurer(s). The delay varies by reinsurance market (country of cedant), type of treaty, whether losses are first paid by the cedant and the size of the loss. The delay could vary from a few weeks to a year or sometimes longer. For all lines, the Company’s objective is to estimate ultimate losses and loss expenses. Total loss reserves are then calculated by subtracting losses paid. Similarly, IBNR reserves are calculated by subtraction of case reserves and ACRs from total loss reserves.
The Company analyzes its ultimate losses and loss expenses after consideration of the loss experience of various reserving cells. The Company assigns treaties to reserving cells and allocates losses from the treaty to the reserving cell. The reserving cells are selected in order to ensure that the underlying treaties have homogeneous loss development characteristics (e.g., reporting tail) but are large enough to make estimation of trends credible. The selection of reserving cells is reviewed annually and changes over time as the business of the Company evolves. For each reserving cell, the Company tabulates losses in reserving triangles that show the total reported or paid claims at each financial year end by underwriting year cohort. An underwriting year is the year during which the reinsurance treaty was entered into as opposed to the year in which the loss occurred (accident year), or the calendar year for which financial results are reported. For each reserving cell, the Company’s estimates of loss reserves are reached after a review of the results of several commonly accepted actuarial projection methodologies. In selecting its best estimate, the Company considers the appropriateness of each methodology to the individual circumstances of the reserving cell and underwriting year for which the projection is made. The methodologies that the Company employs include, but may not be limited to, paid and reported Chain Ladder methods, Expected Loss Ratio method and paid and reported Bornhuetter-Ferguson (B-F) methods. In addition, the Company uses other methodologies to estimate liabilities for specific types of claims. For example, reserves established for the catastrophe line are primarily a function of the presence or absence of catastrophic events during the year, and the complexity and uncertainty associated with estimating unpaid losses from these large disclosed events. Internal and vendor catastrophe models are typically used in the estimation of loss and loss expenses at the early stages of catastrophe losses before loss information is reported to the reinsurer. In addition, reserves are also established in consideration of mid-sized and attritional loss events that occur during a year. In the case of asbestos and environmental claims, the Company has established reserves for future losses and allocated loss expenses based on the results of periodic actuarial studies, which consider the underlying exposures of the Company’s cedants.
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
For a description of the reserving methods commonly employed by the Company see Note 7 to the Consolidated Financial Statements in Item 18 of this report. Each of these methods have certain advantages and disadvantages which the Company takes into consideration when determining which methods to use and method weights.
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
The Expected Loss Ratio (ELR) method is insensitive to actual reported or paid losses therefore it is usually inappropriate at later stages of development, but can often be useful at the early stages of development when very few losses have been reported or paid, and the principal sources of information available to the Company consist of information obtained during pricing and qualitative information supplied by the cedant.
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
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2019 was as follows (in millions of U.S. dollars):

	P&C	Specialty
A Priori Loss Ratio +5%	363	189
Loss Development Factors (up to 10 years) 6 months longer	577	430
Tail Loss Development Factors higher by 5% (1)	336	129

A Priori Loss Ratio -5%	(364)	(189)
Loss Development Factors (up to 10 years) 6 months faster	(318)	(180)
Tail Loss Development Factors lower by 5% (1)	(260)	(89)

(1)	Tail factors are defined as aggregate development factors after 10 years from the inception of an underwriting year.
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
The validity of all parameter assumptions used in the reserving process is reaffirmed on a quarterly basis. Reaffirmation of the parameter assumptions means that the actuaries determine that the parameter assumptions continue to form a sound basis for projection of future liabilities. Parameter assumptions used in projecting future liabilities are themselves estimates based on historical information. As new information becomes available (e.g., additional losses reported), the Company’s actuaries determine whether a revised estimate of the parameter assumptions that reflects all available information is consistent with the previous parameter assumptions employed. In general, to the extent that the revised estimate of the parameter assumptions are within a close range of the original assumptions, the Company determines that the parameter assumptions employed continue to form an appropriate basis for projections and continue to use the original assumptions in its models. In this case, any differences could be attributed to the imprecise nature of the parameter estimation process. However, to the extent that the deviations between the two sets of estimates are not within a close range of the original assumptions, the Company reacts by adopting the revised assumptions as a basis for its reserve models. Notwithstanding the above, even where the Company has experienced no material deviations from its original assumptions during any quarter, the Company will generally review and appropriately revise the reserving parameter assumptions at least once a year to reflect all accumulated available information.
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
During 2019, 2018 and 2017, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior year loss development for each segment for the years ended December 31, 2019, 2018 and 2017 is presented in Note 7 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2019 were as follows:

•
P&C: Aggregate losses reported in 2019 for the P&C segment were better than Company's expectations as losses for most lines of business continue to emerge below expectations. This was partially offset by adverse activity primarily in U.S. casualty and U.S. multiline business.

•
Specialty: Aggregate losses reported in 2019 for the Specialty segment were worse than Company’s expectations with losses for most underwriting years worse than expected. The worse than expected loss emergence within the Specialty segment was predominantly driven by engineering, multiline and aviation but partially offset by favorable emergence primarily in agriculture and financial risks exposures. The Company reflected this experience by adjusting the selected loss ratios accordingly for these lines of business.

Life and Health Reserves
Life and health reserves relate to the Company’s Life and Health segment, which predominantly includes:

•
mortality business originating in Canada and the United States, mortality and morbidity business, covering death, critical illness and disability risks (with various riders) written in Continental Europe, the U.K., Ireland and in Asia Pacific, and GMDB business primarily written in France, and

•	longevity business, subdivided into standard annuities written in the U.K, the U.S. and Canada and non-standard annuities written in the U.K.
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
The Company’s gross and net reserves for the Life and Health segment at December 31, 2019 and 2018 were as follows (in millions of U.S. dollars):

	December 31, 2019	December 31, 2018
Case reserves	$381	$325
IBNR reserves	932	775
Reserves for future policy benefits	1,104	1,098
Total gross Life and health reserves	$2,417	$2,198
Ceded reserves	(16)	(12)
Net Life and health reserves	$2,401	$2,186
The increase in the Life and health reserves in 2019 was primarily due to growth in the business. The net incurred losses for the Company’s life reserves will generally exceed net paid losses in any one given year due to the long-term nature of the liabilities and the growth in the book of business.
Life and Health Reserving Methodology
The Company’s reserving methodologies are as follows:

•
Mortality: The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. IBNR is calculated at the line of business level using the ELR method described above for non-life business.

The reserves for the traditional and limited payment long-duration contracts are established based upon accepted actuarial valuation methods which require us to make certain assumptions regarding future claims and policy benefits and includes a provision for adverse deviation. The provision for adverse deviation contemplates reasonable deviations from the best estimate assumptions for the key risk elements relevant to the product being evaluated, including mortality, disability, critical illness, expenses, and discount rates. The assumptions are locked in at contract inception and are subject to annual loss recognition testing (LRT). LRT occurs at the product group level, based on the manner of acquiring, servicing and measuring profitability of the reinsurance contracts. The LRT framework incorporates deferred acquisition cost (DAC) recoverability testing and involves determining an LRT reserve by re-measuring the policy benefit liabilities using current best estimate actuarial assumptions and current discount rates without any provisions for adverse deviation. If the aggregate LRT reserve is higher than the carrying amount of future policy benefit liabilities, net of DAC and value of life business acquired (VOBA), for a particular product grouping then a loss recognition event occurs. The DAC and VOBA asset balances for the given product grouping are first reduced, and if the balances are fully written off, the reserves will be increased, such that the current best estimate assumptions become the new locked-in basis.
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

For standard annuities, the main risk is a higher than expected increase in future life span in the medium to long term. Non-standard annuities are annuities sold by insurance companies to people with aggravated health conditions and are usually medically underwritten on an individual basis and the main risk is the inadequate assessment of the future life span of the insured.
An example of the sensitivity of the Company’s best estimate gross reserves for Life and Health contracts to reserving assumptions by product line at December 31, 2019 was as follows (in millions of U.S. dollars, except percentages):

Reserving lines	Factors	Change	Increase to total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	+1%	$517
Mortality
Long-term and TCI	Mortality	+10%	$632
GMDB	Stock market performance	-10%	$4
The mortality sensitivities demonstrate the impact to reserves based on current mortality assumptions. Following the annual review by the Company’s actuaries, if a loss recognition event occurs, the initial assumptions would be revised and could result in an increase to the U.S. GAAP reserves.
It is not appropriate to sum the total impact for a specific reserving line or the total impact for a specific factor because the reinsurance portfolios are not perfectly correlated.
Refer to Note 7 to the Consolidated Financial Statements in Item 18 of this report for disclosures on Life and health reserves.
Reinsurance Recoverable on Paid and Unpaid Losses
The Company has exposure to credit risk related to reinsurance recoverable on paid and unpaid losses. See Note 8 to the Consolidated Financial Statements in Item 18 and Quantitative and Qualitative Disclosures about Market Risk—Counterparty Credit Risk in Item 11 of this report for a discussion of the Company’s risk related to reinsurance recoverable on paid and unpaid losses and the Company’s process to evaluate the financial condition of its reinsurers.
At December 31, 2019 and 2018, the Company recorded $889 million and $897 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $771 million and $863 million, respectively, represents reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. The decrease in the reinsurance recoverable during 2019 was primarily due to a reduction in ceded premiums written and reduced large catastrophic and large losses incurred.
At December 31, 2019, the distribution of the Company’s reinsurance recoverables on total Non-life and Life and health reserves categorized by the reinsurer’s Standard & Poor’s rating was as follows:

Rating Category	% of total reinsurance recoverable on unpaid losses
AA- or better	8%
A- to A+	28%
Less than A-	—%
Unrated	64%
Total	100%

At December 31, 2019, 36% of the Company’s reinsurance recoverable on total Non-life and Life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 33% at December 31, 2018. The remaining amounts included in Unrated were all collateralized as at December 31, 2019 and 2018.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk due to its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar, and certain equity method investments denominated in British pounds.
At December 31, 2019, the value of the U.S. dollar weakened against most major currencies compared to December 31, 2018, with the exception of the Euro, which resulted in an increase in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies.
The currency translation adjustment account is a component of Accumulated other comprehensive income or loss in Shareholders’ equity. The reconciliation of the currency translation adjustment for the years ended December 31, 2019, 2018 and 2017 was as follows (in millions of U.S. dollars):

	2019	2018	2017
Currency translation adjustment at beginning of year	$(132)	$(57)	$(42)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss	72	(75)	(15)
Currency translation adjustment at end of year	$(60)	$(132)	$(57)
The currency translation adjustment account increased by $72 million during the year ended December 31, 2019 compared to a decrease of $75 million and $15 million during the years ended December 31, 2018 and 2017, respectively, due to the translation of the financial statements of the Company’s subsidiaries and branches into U.S. dollars. The increase in currency translation adjustment in 2019 was largely driven by the translation of the Company's Canadian subsidiaries and branches, as a result of the Canadian dollar strengthening as at December 31, 2019 compared to December 31, 2018.
In addition, the Company has underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2019, 2018 and 2017.
See Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk in Item 11 for a discussion of the Company’s risk related to changes in foreign currency movements as well as details of the Company's gross and net foreign currency exposures and the associated foreign currency derivatives the Company has entered into the manage these exposures. See also Note 2(m) to the Consolidated Financial Statements in Item 18 of this report for a discussion of currencies to which the Company is exposed.
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

Non-life and Life and Health Reserves
The Company’s Non-life and Life and health reserves are significant accounting estimates. These estimates are continually reviewed with any required adjustments reflected in the periods in which they are determined, which may affect the Company’s results in future periods. See Liquidity and Capital Resources—Reserves above and Notes 2(b) and 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
Under proportional treaties, which represented 77% of the Company’s total gross premiums written for the year ended December 31, 2019, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 23% of the Company’s total gross premiums written for the year ended December 31, 2019, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
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
See Notes 2(a), 2(c), 8(b) and 18 to the Consolidated Financial Statements in Item 18 of this report and Operating Results—Results by Segment in Item 5 of this report for accounting policies or further details regarding premiums and recoverability of deferred acquisition costs.
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
The Company has estimated the future tax effects attributed to temporary differences and had a deferred tax asset at December 31, 2019 of $171 million, after a valuation allowance of $187 million. The most significant component of the deferred tax asset (after valuation allowance) related to loss carryforwards.
In accordance with U.S. GAAP, the Company has assumed that the future reversal of deferred tax liabilities will result in an increase in taxes payable in future years. Underlying this assumption is an expectation that the Company will continue to be subject to taxation in the various tax jurisdictions and that the Company will continue to generate taxable revenues in excess of deductions.
See Notes 2(l) and 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
Valuation of Investments Measured Using Significant Unobservable Inputs
As more fully described in Note 2(g) and 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2019, the Company classified $3,805 million of investments as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, and other invested assets (including derivatives). See Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report for further details on the Company’s use of derivative financial instruments.
See also Quantitative and Qualitative disclosures About Market Risk in Item 11 of this report for further details on interest rate and credit spread risk and a sensitivity analysis of interest rate and credit spread variances on the valuation of the Company’s investments.
Valuation of Goodwill and Intangible Assets
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in business combinations (PartnerRe SA, Winterthur Re, Paris Re and Presidio). The Company assesses the appropriateness of its valuation of goodwill on an annual basis or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If, as a result of the assessment, the Company determines that the value of its goodwill is impaired, goodwill will be written down in the period in which the determination is made. In making an assessment of the value of its goodwill, the Company uses both market based and non-market based valuations. The fair value of the reporting units is determined based on the price-to-earnings multiples, book value multiples, and present value of estimated cash flows methods. Significant changes in the data underlying these assumptions could result in an assessment of impairment of the Company’s goodwill asset. In addition, if the current economic environment and/or the Company’s financial performance were to deteriorate significantly, this could lead to an impairment of goodwill, the write-off of which would be recorded against net income in the period such deterioration occurred.
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2019 or 2018.
Intangible assets represent the fair value adjustments related to renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above in addition to life VOBA and insurance licenses acquired related to the Aurigen acquisition. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $118 million at December 31, 2019 or $129 million at December 31, 2018.

See Notes 2(j), 2(k) and 6 to the Consolidated Financial Statements in Item 18 of this report for further details.
New Accounting Pronouncements
See Note 2(s) to the Consolidated Financial Statements included in Item 18 of this report.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
For a discussion of known trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see Operating Results in Item 5, Liquidity and Capital Resources in Item 5 and Tabular Disclosure of Contractual Obligations in Item 5 of this report.
E. Off-balance sheet arrangements
As more fully described in Note 9 to the Consolidated Financial Statements in Item 18 of this report, the Company has fully and unconditionally guaranteed the obligations related to debt issued to third parties by its finance subsidiaries as follows:

•	senior notes with an aggregate principal amount of €750 million issued by PartnerRe Ireland Finance DAC

•	senior notes with an aggregate principal of $500 million issued by PartnerRe Finance B LLC

•	Junior Subordinated Capital Efficient Notes (CENts) with a remaining aggregate principal amount of $62 million issued by PartnerRe Finance II Inc.

F. Tabular Disclosure of Contractual Obligations
In the normal course of its business, the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2019 were as follows (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Operating leases (1)	$121.5	$17.0	$27.0	$23.2	$54.3
Other operating agreements	$27.9	$20.2	$5.8	$1.9	$—
Other invested assets (2)	$854.6	$377.6	$429.0	$48.0	$—
Non-life reserves (3)	$10,363.4	$3,531.8	$3,105.4	$1,380.0	$2,346.2
Life and health reserves (4)	$3,228.5	$322.0	$709.4	$371.0	$1,826.1
Deposit liabilities	$5.5	$0.8	$1.5	$1.9	$1.3
Senior notes and preferred shares:
2019 senior notes—principal (5)	$500.0	$—	$—	$—	$500.0
2019 senior notes—interest (5)	$175.8	$9.3	$37.0	$37.0	$92.5
2016 senior notes—principal (5)	€750.0	€—	€—	€—	€750.0
2016 senior notes—interest (5)	€65.8	€9.4	€18.8	€18.8	€18.8
Capital efficient notes—principal (5), (6)	$62.5	$—	$—	$—	$62.5
Capital efficient notes—interest (5), (6)	n/a	—(6)	—(6)	—(6)	—(6)
Series F non-cumulative preferred shares—principal (7)	$67.0	$—	$—	$—	$67.0
Series F non-cumulative preferred shares—dividends(7)	n/a	$3.9	$7.8	$7.8	$3.9 per annum
Series G cumulative preferred shares—principal (7)	$160.4	$—	$—	$—	$160.4
Series G cumulative preferred shares—dividends (7)	n/a	$10.4	$20.8	$20.8	$10.4 per annum
Series H cumulative preferred shares—principal (7)	$293.8	$—	$—	$—	$293.8
Series H cumulative preferred shares—dividends (7)	n/a	$21.3	$42.6	$42.6	$21.3 per annum
Series I non-cumulative preferred shares—principal (7)	$183.0	$—	$—	$—	$183.0
Series I non-cumulative preferred shares—dividends (7)	n/a	$10.8	$21.6	$21.6	$10.8 per annum

n/a: Not applicable

(1)
The Company has lease commitments of $25 million related to leases that will not commence until 2021, with contractual lease terms of up to 10 years. As these leases have not yet commenced, the commitments are not included in the Consolidated Balance Sheet at December 31, 2019, but are included in the table above.

(2)	The amounts above for other invested assets represent the Company’s expected timing of funding capital commitments related to its investments portfolio.

(3)
The Company’s non-life reserves represent management’s best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2019, and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual loss payments related to these reserves might vary significantly from the Company’s current estimate of the expected timing and amounts of loss payments based on many factors, including large individual losses as well as general market conditions.

(4)	Life and health reserves in the table above are presented on an undiscounted basis.

(5)	See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.

(6)
The aggregate principal amount of the CENts of $62 million included above represents PartnerRe Finance II Inc.'s debt to third parties. Interest on the CENts is payable quarterly until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%. As a result of the variable interest rate, the table above does not show the interest payable.

(7)	See Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
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

The Company has committed to a 10-year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 31, 2024. At December 31, 2019, the Company’s participation in the facility was $69 million. At December 31, 2019, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
G. Safe Harbor
PartnerRe Ltd. has made statements in this annual report on Form 20-F that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to various risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors described in Risk Factors in Item 3.D of this report.
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and executive officers of the Company as of March 2, 2020.

Name	Position with the Company	Date Appointed
Brian Dowd	Director, Chairman of Audit Committee and Chairman of the Board	March 18, 2016
John Elkann	Director	March 18, 2016
Mary Ann Brown	Director, Member of the Audit Committee	September 1, 2018
Jacques Bonneau	Director, Member of the Audit Committee	February 20, 2019
Emmanuel Clarke	Director, President and CEO, PartnerRe Ltd.	March 24, 2016
Mario Bonaccorso	Executive Vice President and CFO, PartnerRe Ltd. (1)	April 4, 2016
Nicolas Burnet	Executive Vice President and CFO, PartnerRe Ltd. (1)	February 7, 2020
Scott Altstadt	Chief Underwriting Officer	July 1, 2016
Marc Archambault	CEO Life and Health	April 1, 2017
Dorothée Burkel	Chief Corporate and People Operations Officer	October 2, 2017
Turab Hussain	Chief Risk and Actuarial Officer	December 2, 2017
Nikhil Srinivasan	Chief Investment Officer	September 1, 2018
Philippe Meyenhofer	CEO P&C EMEA	April 1, 2019
James Beedle	CEO P&C APAC	April 1, 2019
Greg Haft	CEO Specialty	April 1, 2019
Jonathan Colello	CEO P&C Americas	July 1, 2019
Andrew Gibbs	Chief Operations Officer	October 14, 2019

(1) Nicolas Burnet joined as Executive Vice President on February 7, 2020 and will assume the role of CFO effective April 1, 2020.
Biographical information

•	Brian Dowd, Director, Chairman of the Board and Audit Committee (Independent)
Brian Dowd is Chairman of PartnerRe and was formerly Vice Chairman of ACE Limited and a member of the ACE Group’s Office of the Chairman before his retirement in 2015. Mr. Dowd focused on underwriting-related matters including oversight of the Group’s product boards, the general underwriting disciplines of the company’s profit centers, outward reinsurance placements and run-off operations, as well as special strategic projects. Mr. Dowd previously held relevant positions at ACE from 1997 until his appointment as Chairman of ACE’s Insurance – North America business segment in 2006. He held the role of Vice Chairman, ACE Limited from 2009. Prior to 1997, Mr. Dowd held underwriting positions of increasing responsibility at Arkwright Mutual Insurance Company over a seven-year period. He is Chairman of the Board for ABR Reinsurance Ltd. Mr. Dowd holds a Bachelor of Science in Finance from Northern Illinois University as well as the Chartered Property Casualty Underwriter (CPCU) professional designation.

•	John Elkann, Director
John Elkann is Chairman and Chief Executive Officer of EXOR, Chairman of Fiat Chrysler Automobiles N.V. and Chairman of Ferrari N.V. Mr. Elkann obtained a scientific baccalaureate from the Lycée Victor Duruy in Paris, and graduated in Engineering from Politecnico, the Engineering University of Turin. While at university, he gained work experience in various companies of the Fiat Group in the UK and Poland (manufacturing) as well as in France (sales and marketing). He started his professional career in 2001 at General Electric as a member of the Corporate Audit Staff, with assignments in Asia, the USA and Europe. John Elkann is Chairman of Giovanni Agnelli B.V. and Vice Chairman of GEDI Gruppo Editoriale S.p.A. He is a board member of The Economist Group. Mr. Elkann is a member of MoMA as well as Chairman of the Giovanni Agnelli Foundation.

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
Jacques Bonneau has over 41 years of professional experience in the re/insurance industry. He has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2014 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA for six years. Mr. Bonneau is on the Board of Directors of Catalina Holdings (Bermuda) Ltd. He holds a Bachelor’s degree of Commerce from Carleton University, Ontario as well as a Masters of Business Administration from Queen’s University, Ontario.

•	Emmanuel Clarke, Director, President and CEO, PartnerRe Ltd.
Emmanuel Clarke is a member of PartnerRe’s Executive Leadership Team and is responsible for the strategic direction and management of the Company. Mr. Clarke has more than 20 years of professional experience in the reinsurance industry. Prior to becoming CEO and President of PartnerRe Ltd., Mr. Clarke held the position of CEO, PartnerRe Global from 2010, where he was responsible for the executive management of PartnerRe’s Global Non-Life operations outside North America, as well as the Company’s Life and Health operations worldwide. Mr. Clarke joined PartnerRe in 1997 with the acquisition of SAFR and was appointed Head of Credit & Surety, Global in 2001. Since that time he has served in several management and executive roles, including Head of Property & Casualty, Global and Head of Specialty Lines, Global. Mr. Clarke has a Master’s Degree in Business Administration from the University Paris, IX – Dauphine, specializing in Finance and Controlling and an MBA in International Business from Baruch College of CUNY. He currently serves on the Insurance Europe Reinsurance Advisory Board (RAB), on the Board of Directors of the Association of Bermuda Insurers and Reinsurers and is a member of the Geneva Association.

•	Mario Bonaccorso, Executive Vice President and CFO, PartnerRe Ltd.
Mario Bonaccorso is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s Finance, Risk Management and Actuarial functions. Prior to joining PartnerRe, Mr. Bonaccorso served as Managing Director of EXOR for nine years where he was responsible for investments and the management of EXOR’s portfolio companies. Prior to joining EXOR, Mr. Bonaccorso worked as a Research and Development Telecom Engineer at Qualcomm Inc., as an engagement manager at McKinsey & Co. and as Chief Investment Officer of Jupiter Finance. Mr. Bonaccorso has a Master of Science cum laude in Telecommunications Engineering at Politecnico di Torino University and a MBA with honors from INSEAD. Mr. Bonaccorso has served on behalf of EXOR on the board of directors of Cushman & Wakefield, Banijay Holding, Banca Leonardo and EXOR SA.

•	Nicolas Burnet, Executive Vice President and CFO, PartnerRe Ltd.
Nicolas Burnet is a member of PartnerRe’s Executive Leadership Team responsible for the Company’s Finance, Risk Management and Actuarial functions. Prior to joining PartnerRe in 2020, Mr. Burnet spent nearly 16 years with Zurich Insurance Group where he was a member of the Leadership Team and held various senior leadership roles over the years, most notably: Group Head of Planning and Performance Management 2016 – 2020; General Insurance CFO 2015 – 2016, Global Life CFO 2012 – 2015, Chief Risk Officer Global Life 2011 – 2012 and Chief Operating Officer for Zurich’s Centrally Managed Businesses 2007 – 2010. Mr. Burnet joined Zurich in 2004 from Neuberger Berman and prior to that worked for JP Morgan and Price Waterhouse. Mr. Burnet holds a Bachelor's degree in Finance from Saint Joseph's University and a Master's degree in business administration from Cornell University's Johnson Graduate School of Management.

•	Scott Altstadt, Chief Underwriting Officer
Scott Altstadt is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s underwriting function. Mr. Altstadt has over 27 years of professional experience in the insurance/reinsurance industry. He joined PartnerRe in 2001, as Senior Pricing Actuary of P&C and was appointed as Chief Pricing Actuary for Specialty Lines in 2002, becoming Deputy Head of P&C in 2008. He was appointed to the position of Chief Underwriting Officer PartnerRe Global in 2013. Prior to joining PartnerRe, Mr. Altstadt worked in the U.S. and Europe with Zurich Financial Services and CNARe. Mr. Altstadt has a B.S. in Mathematics and Statistics from Purdue University.

•	Marc Archambault, CEO Life and Health
Marc Archambault is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s worldwide Life & Health business segment. Mr. Archambault has more than 26 years of experience in life reinsurance, most recently as

CEO of SCOR Global Life Asia-Pacific, where he led the company’s regional growth strategy in those markets, and as a member of the senior management team for Global Life. Prior to that, Mr. Archambault held a number of senior management positions at SCOR where he implemented growth strategies and product development initiatives across multiple international markets in Europe, North America, Asia and Africa. Mr. Archambault holds a Bachelor of Actuarial Science from Laval University in Quebec, Canada and is an Associate with the Canadian Institute of Actuaries.

•	Dorothée Burkel, Chief Corporate and People Operations Officer
Dorothée Burkel is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for IT, Facilities and for strategies related to attracting, developing and retaining the best talent, aligning culture and strategy, and ensuring governance and operational effectiveness. Mrs. Burkel specializes in Human Resources & Communications and has experience across a number of international companies. Prior to joining PartnerRe, Mrs. Burkel was formerly the Human Resources Director for Google Southern Europe from 2008 – 2012. In 2012, this role was extended to include the Middle East and Africa and in 2015, to the entire EMEA region where she supported Google’s Business and G&A functions. Mrs. Burkel worked for AOL France from 2001 – 2005 as the Human Resources Director and was promoted to Vice President for Human Resources and Corporate Communications for AOL France in 2005. Before leaving in 2008, she also took on the responsibility for Branding and Communications for AOL Europe. Mrs. Burkel holds a Master’s degree in French Modern Literature and graduated with honors in Political Sciences from the Institut d’Etudes Politiques in Paris.

•	Turab Hussain, Chief Risk and Actuarial Officer
Turab Hussain is a member of PartnerRe’s Executive Leadership Team and is responsible for the risk management, capital modeling and reserving functions. Mr. Hussain has more than 20 years’ experience in the insurance and reinsurance industries. Prior to joining PartnerRe, Mr. Hussain held several senior actuarial and underwriting roles with responsibility for reserving, risk assessment, capital allocation and analysis at the Hartford as well as Arch Insurance Group and American Reinsurance. Mr. Hussain is an Associate of the Casualty Actuarial Society (ACAS), a Member of the American Academy of Actuaries (MAAA) and a Chartered Enterprise Risk Analyst (CERA). He earned his bachelor’s degree in economics and statistics from Rutgers University.

•	Nikhil Srinivasan, Chief Investment Officer
Nikhil Srinivasan is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s investments. Mr. Srinivasan served as a Director on the PartnerRe Board from August 2016 to August 2018. Prior to joining PartnerRe, Mr. Srinivasan was a partner at HPS Investment Partners, and Group Chief Investment Officer of Generali and Group Management Committee member. Prior to joining Generali, Mr. Srinivasan was at Allianz for ten years based in Singapore and Munich where he was ultimately Group Chief Investment Officer and a member of Allianz’s International Executive Committee.

•	Philippe Meyenhofer, CEO P&C EMEA
Philippe Meyenhofer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C EMEA regional business unit. Mr. Meyenhofer joined PartnerRe in 2010 as Head of Financial & Professional Lines PartnerRe Global. He was appointed to Head of Specialty Casualty PartnerRe Global in 2013, to Head of Europe P&C in 2016, and gained the additional responsibility of Deputy CEO P&C in 2018. Mr. Meyenhofer was previously with Transatlantic Re, has over 16 years of industry experience and strong, proven business leadership skills. He holds a Master of Law degree from the University of Fribourg, Switzerland, and a MBA from the University of Chicago Booth School of Business.

•	James Beedle, CEO P&C APAC
James Beedle is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C Asia-Pacific regional business unit and its Global Clients and Broker Management unit. Mr. Beedle is also CEO of Partner Reinsurance Asia Pte. Ltd. Mr. Beedle has over 28 years of experience in reinsurance and reinsurance broking, strong strategic leadership capabilities and deep regional knowledge of Asia-Pacific markets. Mr. Beedle joined PartnerRe in 2017 as Head of Asia-Pacific P&C & CEO Partner Reinsurance Asia Pte. Ltd. from Willis Re, most recently as Senior Managing Director of Willis Re Asia-Pacific. His previous roles within Willis Re include COO Willis Re Australia and CEO Willis Re Japan. Mr. Beedle has a BA (Hons) in Economics from the University of York, England, is an Associate of the Chartered Insurance Institute and Executive Committee member of the Singapore Reinsurers’ Association.

•	Greg Haft, CEO Specialty
Greg Haft is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Specialty Lines business segment. Mr. Haft has over 25 years of industry experience, combining a strong skill-set of actuarial, reinsurance business and leadership capabilities spanning property, casualty and specialty lines. Mr. Haft joined PartnerRe in 2013 as Head of Catastrophe, Bermuda. In 2016, he was appointed to Head of Global Cat and Property North

America, and thereafter to Deputy CEO Specialty Lines and leader of Specialty Lines’ Property, Marine and Energy (PME) unit. Prior to joining PartnerRe, Mr. Haft was Managing Director, Head of U.S. Property Catastrophe Underwriting at Markel Corporation. Mr. Haft holds a B.S. Mathematics and Statistics from the University of Michigan, is a Fellow of the Casualty Actuarial Society and a Certified Cat Risk Analyst.

•	Jonathan Colello, CEO P&C Americas
Jonathan Colello is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for leading PartnerRe’s Property & Casualty business in the US, Canada and Latin America, and for the Company’s Health business in the U.S. Mr. Colello is also President of Partner Reinsurance Company of the U.S. Mr. Colello has extensive reinsurance experience and has spent the majority of his 20 year career in the industry. Most recently, he was President North America Marketing at AXIS Re in the US where he had overall responsibility for underwriting platforms in Bermuda, Canada and the United States, and served as a member of the Reinsurance Leadership Team. Prior to that, he held several leadership positions within AXIS Re since joining the company in 2004. Mr. Colello holds an MBA from New York University’s Stern School of Business and a Bachelor of Science in Business from the University of Vermont.

•	Andrew Gibbs, Chief Operations Officer
Andrew Gibbs is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s end-to-end underwriting support processes which includes: underwriting operations, reinsurance accounting, claims, payments and collections, as well as its legal, compliance and internal audit services. Mr. Gibbs has more than 30 years of professional experience in insurance, reinsurance, regulatory compliance and financial services, having held senior positions with the Bermuda Monetary Authority, Validus Holdings Ltd., ACE Group of Companies (now Chubb Group of Companies) and Ernst & Young. Prior to joining PartnerRe, Mr. Gibbs held the position of Executive Chairman at Maiden Reinsurance Ltd. Mr. Gibbs has a BA in Economics from the University of Essex in England and is a Chartered Accountant and a Chartered Insurer, a Fellow of the Institute of Chartered Accountants in England & Wales and holds an Advanced Diploma in Insurance from the Chartered Insurance Institute and a Diploma in Company Direction from the Institute of Directors.
Bilge Ogut was a Director during 2019 and resigned effective May 17, 2019. The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.
B. Compensation
Executive Compensation
Executive compensation is comprised of salary, annual incentives, long-term incentive and other benefits. The long-term incentive (LTI) program consists of awards either in the form of deferred cash or restricted Class B common shares (Class B shares) issued to certain executives.
For the year ended December 31, 2019, the Company recorded compensation expense of $35 million paid or payable to executives as a form of cash compensation. In addition, for the year ended December 31, 2019, certain executives were granted restricted Class B shares and the Company recorded compensation expense of $10 million related to Class B shares held by certain executives.
The compensation expense for restricted Class B shares granted to executives is recognized at fair value over the restriction period of up to three years from date of grant. See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership related to the Class B shares and Item 10.D regarding restrictions on share transfers.
Director Compensation
The Company paid approximately $1 million in cash as compensation to non-executive directors of the Company for their services as directors in 2019. For the year ended December 31, 2019, certain non-executive directors of the Company were issued Class B shares and the Company recorded compensation expense of less than $1 million related to Class B shares held by non-executive directors. Mr. Clarke did not receive any compensation for his services as a director in 2019. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership related to the Class B shares and Item 10.D regarding restrictions on share transfers.

C. Board Practices
The Board currently consists of five directors (see Item 6.A above for details). The current Board have been elected to serve until the next Annual General Meeting of the Company or until their respective successors are appointed. As provided in our Bye-Laws, the number of Directors shall be such number not less than three as the Company by resolution may, from time to time, determine (see also Item 10.B for the details of the Company's Bye-laws).
There are no service contracts between the Company and any of the Company’s directors providing for benefits upon termination of their employment or service.
Audit Committee
The Board has established an Audit Committee comprised of Mr. Dowd (Chairman), Mr. Bonneau and Ms. Brown who are independent in accordance with the definition of the applicable NYSE and SEC Rules. Ms. Brown is designated as the Audit Committee financial expert as noted in Item 16A of this report.
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
Underwriting and Risk Committee
The Board, in 2019, established an Underwriting and Risk Committee comprised of Mr. Bonneau (Chairman), Mr. Dowd, Mr. Clarke and Ms. Brown.
The purpose of the Underwriting and Risk Committee, as per its charter, is to review the Company's (i) policies, guidelines and processes relating to the underwriting of reinsurance risks and assumption of investment risks and (ii) Enterprise Risk Management Framework.
The Underwriting and Risk Committee meets regularly with management.
D. Employees
The Company had 1,008 employees at December 31, 2019. The following table shows the breakdown of the number of employees by geographic location as of December 31, 2019, 2018 and 2017:

Geographic location	December 31, 2019	December 31, 2018	December 31, 2017
Asia, Australia and New Zealand	62	50	46
Europe	551	541	537
Latin America, Caribbean and Africa	4	5	7
North America	391	362	388
Total	1,008	958	978
The Company employed an average of 37 temporary employees during 2019.
The increase in the number of employees in 2019 compared to 2018 was primarily driven by the growth in the life and health business. The decrease in 2018 compared to 2017 was primarily driven by the timing of natural employee turnover.

E. Share ownership
As more fully described in section B. Compensation above, and in Note 13 to the Consolidated Financial Statements in Item 18 of this report, the Company has designated, granted and issued Class B shares to certain executives and directors of the Company.
As of March 2, 2020, 100,000,000 Class A common shares are held by EXOR Nederland N.V. and 443,298 Class B shares are held by certain executive officers and directors of the Company, either by grant of restricted or by purchase of unrestricted Class B shares.
The Class B shares issued and outstanding represent less than 0.5% of the beneficial ownership and voting rights of the Company as of March 2, 2020.
Except as otherwise required by law or the Certificate of Designation, or any sub-plan or addendum thereto, holders of Class B shares have the same voting rights as the holders of Class A common shares.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As more fully described in Note 1 to the Consolidated Financial Statements in Item 18 of this report, 100% of the Company's Class A shares are owned by EXOR Nederland N.V.
On February 9, 2020, our ultimate parent company, EXOR N.V., announced that it had entered into exclusive discussions with Covéa Cooperations S.A. regarding a possible all-cash acquisition of PartnerRe. Should these discussions result in the execution of a binding agreement for the sale of the common shares of the Company, on the terms and subject to satisfaction of the conditions in such binding agreement, the consummation of such transaction would result in a change of control of the Company. These discussions are ongoing and there is no certainty that they will result in a transaction.
B. Related Party Transactions
As at December 31, 2019 and 2018 EXOR Nederland N.V. held 100% of the Class A shares and more than 99% of the total voting shares (Class A and Class B) of the Company and therefore has the power to make decisions that impact the Company.
The Company has entered into certain related party transactions as disclosed in Notes 9 and 17 to the Consolidated Financial Statements in Item 18 of this report.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this report.
B. Significant Changes
See Note 20 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
The Company’s common shares are no longer listed as a result of the acquisition by EXOR N.V. in March 2016. The Company’s preferred shares are listed on the NYSE under the symbols PRE-F, PRE-G, PRE-H, and PRE-I. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The Company’s amended Bye-Laws were adopted on December 19, 2019, and are hereby incorporated by reference as exhibit 1.2 in this Annual Report. The changes included to (i) make them consistent with current corporate practice and administration of companies in Bermuda and (ii) grant the Majority Common Shareholder (as such term is defined in the Bye-Laws) the sole and absolute discretion to determine the remuneration of the directors of the Company.
Corporate Registration and Objectives
PartnerRe Ltd. is incorporated under the laws of Bermuda. The Company is registered at the Bermuda Registrar of Companies under registration number 18620. The objects and powers of the Company are set forth in the Memorandum of Association of the Company.
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
Under the Insurance Act, the Company must serve notice to the BMA of the fact that any person has become or ceased to be a director or officer of the Company. Such notice shall be served before the end of forty-five days beginning with the day on which the designated insurer becomes aware of the relevant facts.
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
In addition to its powers granted under Bye-Law 27, the Majority Common Shareholder for and on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or Affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or Affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.
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
A resolution in writing signed by all the Directors for the time being entitled to receive notice of a meeting of the Board shall be valid and effectual as a resolution passed at a meeting of the Board.
A meeting of the Board or a committee appointed by the Board may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as to permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.
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
Bermuda law provides that the Directors owe a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:

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
See Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for details of rights, preferences, and restrictions attached to common and preferred shares.

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
Mergers and Amalgamations
Subject to the Companies Act and pursuant to our Bye-Laws, in addition to the approval of the Board, any resolution proposed for consideration at any general meeting to approve the amalgamation or merger of the Company with any other company, wherever incorporated, shall require the approval of a simple majority of votes cast at such meeting. A poll may be demanded in respect of such resolution in accordance with the Bye-Laws. Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda Company with another, a shareholder of the Bermuda company who has not voted in favor of the amalgamation or merger and is not satisfied that a fair value has been offered for such shareholder’s shares, may apply to the Supreme Court of Bermuda, within one month’s notice of the special general meeting, to appraise the fair value of the shares.
Changes in Capital
Subject to the Companies Act, Bye-Laws and Amended Memorandum of Association, the Company may from time to time by Resolution authorize the reduction of its issued Share Capital or any Share premium account.
C. Material Contracts
None.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Bermuda Companies Act 1981, Investment Business Act 2003, and the Exchange Control Act 1972 and related regulations, each as amended, which regulate the sale of securities in Bermuda. In particular, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Our common shares are not listed on the NYSE, and accordingly, the general permission will not apply to them.
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
Under the Insurance Act, where the shares of the insurer or the shares of its parent company are not traded on any stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he has served on the BMA a notice in writing that he intends to become a controller of the insurer and (b) either the BMA has, before the end of the period of 45 days beginning with the date of service of that notice, notified him in writing that there is no objection to his becoming such a controller of the insurer or that period has elapsed without the BMA having served him with a written notice of objection to his becoming such as controller of the insurer. Likewise, no person who is a shareholder controller shall reduce or dispose of his holding in the insurer where the proportion of the voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50% as the case may be unless that shareholder controller has served on the BMA a notice in writing not later than 45 days of such disposal. As described herein, our Bye-Laws contain restrictions on the transfer of shares that generally would have the effect of prohibiting any shareholder, other than EXOR or any member of the Exor Group, from owning 10% or more of our common shares.
Any person or entity who contravenes the Bermuda Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed is guilty of an offense under Bermuda law and liable to a fine of $25,000 on summary conviction.
The BMA may file a notice of objection to any person or entity who has become a controller of any category when it appears that such person or entity is not, or is no longer, fit and proper to be a controller of the registered insurer. Before issuing a notice of objection, the BMA is required to serve upon the person or entity concerned a preliminary written notice stating the BMA’s intention to issue formal notice of objection. Upon receipt of the preliminary written notice, the person or entity served may, within 28 days, file written representations with the BMA which shall be taken into account by the BMA in making its final determination. Any person or entity who continues to be a controller of any description after having received a notice of objection is guilty of an offense and liable on summary conviction to a fine of $25,000 (and a continuing fine of $500 per day for each day that the offense is continuing) or, if convicted on indictment, to a fine of $100,000 and/or 2 years in prison.
E. Taxation
PartnerRe Ltd. and PartnerRe Bermuda are not subject to income or profits tax, withholding tax, capital gains tax or capital transfer tax in Bermuda. See Business Overview—Taxation of the Company and its Subsidiaries in Item 4.B for further details.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We maintain a website at http://www.partnerre.com. The information on our website is not incorporated by reference to this Annual Report on Form 20-F. We make available, free of charge through our website, our Annual Reports on Form 20-F as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the U.S. Securities and Exchange Commission (SEC). Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at http://www.sec.gov.
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
Interest Rate Risk
The Company’s fixed income portfolio, including the fixed maturity portfolio and corporate loan portfolio, is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The Company manages interest rate risk on liability funds by constructing bond portfolios in which the economic impact of a general interest rate shift is comparable to the impact on the related liabilities. The Company believes that this process of matching the duration mitigates the overall interest rate risk on an economic basis. For non-life business and the mortality line of the life business, the estimated duration of the Company’s liabilities is based on projected claims payout patterns. For policy benefits related to annuity business, the Company estimates duration based on its commitment to annuitants. The Company manages the exposure to interest rate volatility on capital funds by choosing a duration profile that it believes will optimize the risk-reward relationship.
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
At December 31, 2019 and 2018, the Company held approximately $3,185 million and $2,390 million, respectively, of mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. For further details on the increase in mortgage-backed securities, refer to Liquidity and Capital Resources—Investments in Item 5.
At December 31, 2019 and 2018, the fair value of investments exposed to interest rate risk was $14,284 million and $14,131 million, respectively.

At December 31, 2019 and 2018, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2019	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$15,062	5%	$14,684	3%	$14,284	$13,883	(3)%	$13,481	(6)%
Total invested assets (2)	$18,689	4%	$18,311	2%	$17,911	$17,510	(2)%	$17,109	(5)%
Shareholders’ equity	$8,048	11%	$7,670	6%	$7,270	$6,869	(6)%	$6,467	(11)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2018	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$15,346	9%	$14,739	4%	$14,131	$13,524	(4)%	$12,916	(9)%
Total invested assets (2)	$17,598	7%	$16,991	4%	$16,383	$15,776	(4)%	$15,168	(7)%
Shareholders’ equity	$7,732	19%	$7,124	9%	$6,517	$5,910	(9)%	$5,302	(19)%

(1)	Includes fixed maturity securities, short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.

(2)	Includes total investments, cash and cash equivalents and accrued interest.
The changes do not take into account any potential mitigating impact from the equity market, taxes or the corresponding change in value of the Company’s reinsurance liabilities, which would substantially offset the economic impact on invested assets, although the offset would not be reflected in the Consolidated Balance Sheet.
The impact of an immediate change in interest rates on the fair value of investments exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity, in both absolute terms and as a percentage of total invested assets and shareholders’ equity, has decreased at December 31, 2019 compared to December 31, 2018, driven by a decrease in average duration of the investment portfolio.
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
Interest rate movements also affect the economic value of the Company’s outstanding debt obligations and preferred securities in the same way that they affect the Company’s fixed maturity investments. This can result in a liability whose economic value is different from the carrying value reported in the Consolidated Balance Sheet, given the Company records the carrying value of its outstanding debt obligations at the original issued principal amount. For the Company’s preferred shares, fair value is based on quoted market prices, while carrying value is based on the aggregate liquidation value of the shares. See Notes 3(b) and 9 to the Consolidated Financial Statements in Item 18 of this report for further details regarding the fair value of debt. See also Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details regarding preferred shares.
Credit Spread Risk
The Company’s fixed income portfolio, including the fixed maturity portfolio and corporate loan portfolio, is exposed to credit spread risk. Fluctuations in market credit spreads have a direct impact on the market valuation of these securities. The Company manages credit spread risk by the selection of securities within its fixed maturity portfolio. Changes in credit spreads directly affect the market value of certain fixed maturity securities, but do not necessarily result in a change in the future expected cash flows associated with holding individual securities. Other factors, including liquidity, supply and demand, and changing risk preferences of investors, may affect market credit spreads without any change in the underlying credit quality of the security.
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

At December 31, 2019 and 2018, the fair value of investments exposed to credit spread risk was $14,284 million and $14,131 million, respectively.
At December 31, 2019 and 2018, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to interest rate risk (as presented in the table above), total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2019	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$14,791	4%	$14,538	2%	$14,284	$14,029	(2)%	$13,773	(4)%
Total invested assets (2)	$18,419	3%	$18,165	1%	$17,911	$17,656	(1)%	$17,400	(3)%
Shareholders’ equity	$7,778	7%	$7,524	4%	$7,270	$7,015	(4)%	$6,759	(7)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2018	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$14,876	5%	$14,504	3%	$14,131	$13,759	(3)%	$13,386	(5)%
Total invested assets (2)	$17,128	5%	$16,756	2%	$16,383	$16,011	(2)%	$15,638	(5)%
Shareholders’ equity	$7,262	11%	$6,890	6%	$6,517	$6,145	(6)%	$5,772	(11)%

(1)	Includes fixed maturity securities, short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.

(2)	Includes total investments, cash and cash equivalents and accrued interest.
The changes above also do not take into account any potential mitigating impact from the taxes, which may offset the economic impact on invested assets.
The impact of an immediate change in interest rates on the fair value of investments exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity, in both absolute terms and as a percentage of total invested assets and shareholders’ equity, has decreased at December 31, 2019 compared to December 31, 2018, driven by decrease in the average credit spread duration of the fixed maturity and short-term investment portfolio.
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
For the Company’s capital funds, including its net investment in foreign subsidiaries and branches and equity method securities, the Company does not typically employ hedging strategies for certain foreign currencies. From time to time, the Company enters into net investment hedges to offset foreign exchange volatility. Derivatives are included in Other invested assets in the Consolidated Balance Sheets (see Note 5 to the Consolidated Financial Statements in Item 18 of this report for further details).

The Company’s gross and net exposures in its Consolidated Balance Sheets at December 31, 2019 and 2018 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage these exposures, were as follows (in millions of U.S. dollars):

December 31, 2019	Euro	CAD	CHF	GBP	JPY (1)	Other	Total (2)
Total assets	$2,244	$1,552	$32	$1,883	$329	$1,325	$7,365
Total liabilities	(3,744)	(500)	(339)	(1,909)	(442)	(1,734)	(8,668)
Total gross foreign currency exposure	$(1,500)	$1,052	$(307)	$(26)	$(113)	$(409)	$(1,303)
Total derivative amount	1,540	(1,049)	—	75	(96)	—	470
Net foreign currency exposure	$40	$3	$(307)	$49	$(209)	$(409)	$(833)

December 31, 2018	Euro	CAD	CHF	GBP	JPY (1)	Other	Total (2)
Total assets	$2,805	$1,213	$23	$1,531	$309	$1,103	$6,984
Total liabilities	(3,814)	(396)	(272)	(1,648)	(324)	(1,521)	(7,975)
Total gross foreign currency exposure	$(1,009)	$817	$(249)	$(117)	$(15)	$(418)	$(991)
Total derivative amount	—	(807)	—	108	(70)	—	(769)
Net foreign currency exposure	$(1,009)	$10	$(249)	$(9)	$(85)	$(418)	$(1,760)

(1)
The JPY exposure as at December 31, 2019 and 2018 excludes reinsurance assets of approximately $130 million and $50 million, respectively, denominated in U.S. dollars for which the underlying value is linked to JPY.

(2)
As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from the above tables. The U.S. dollar accounts for the difference between the Company’s total foreign currency exposure and the total assets and total liabilities in the Consolidated Balance Sheets at December 31, 2019 and 2018.

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
At December 31, 2019, the Company’s most significant net foreign currency exposure to the Swiss franc presented in the table above reflects the unhedged net foreign currency exposure to certain liability balances denominated in Swiss franc. At December 31, 2018, the Company’s most significant net foreign currency exposure to the Euro presented in the table above reflects the unhedged net investment in its European subsidiaries and branches.
At December 31, 2019, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $83 million and $167 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
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
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities and, to a lesser extent, through its corporate loan portfolio within Other invested assets. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2019 and 2018, approximately 74% and 55%, respectively, of the Company’s fixed maturity portfolio was rated AA (or equivalent rating) or better. Refer to Liquidity and Capital Resources—Investments in Item 5 for further details of the Company's corporate loan portfolio.
At December 31, 2019 and 2018, approximately 89% and 74%, respectively, of the Company’s fixed maturity and short-term investments were rated A or better and 3% and 4%, respectively, were rated below investment grade or not rated. The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2019 and 2018, the Company was not exposed to any significant credit concentration risk on its investments, excluding securities issued by the U.S. government and the World Bank which are rated AA+ and AAA, respectively. At December 31, 2019 and 2018, the Company held fixed maturity investments in the World Bank of $1,110 million and $nil, respectively. At December 31, 2019 and 2018, the single largest corporate issuer accounted for less than 4% and 4%, respectively, and the top 10 corporate issuers accounted for less than 32% and 21%, respectively, of the Company’s total corporate fixed maturity securities.
The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
To a lesser extent, the Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to strict limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or counterparties. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2019 and 2018, the Company’s net notional exposure of foreign exchange forward contracts was $3,028 million and $2,458 million, respectively, while the net fair value of those contracts was a $1 million liability position and $14 million asset position at December 31, 2019 and 2018, respectively. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
Underwriting Operations
The Company is also exposed to credit risk in its underwriting operations, most notably in the financial risks line. Loss experience in these lines of business is cyclical and is affected by the general economic environment. The Company provides its clients in these lines of business with protection against credit deterioration, defaults or other types of financial non-performance of or by the underlying credits that are the subject of the protection provided and, accordingly, the Company is exposed to the credit risk of those clients. As with all of the Company’s business, these risks are subject to rigorous underwriting and pricing standards. In addition, the Company strives to mitigate the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection and the purchase of credit default swaps and total return and interest rate swaps.
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
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Note 18 to the Consolidated Financial Statements in Item 18 of this report of this report for information related to two brokers that accounted for 50% and 44%, respectively, of the Company’s gross premiums written for the years ended December 31, 2019 and 2018.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2019 and 2018 were $3,400 million and $2,977 million, respectively, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable at December 31, 2019 and 2018 was $7 million and $5 million, respectively.

The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2019 and 2018, the balance of reinsurance recoverable on paid and unpaid losses was $889 million and $897 million respectively, and includes $771 million and $863 million, respectively, of reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. There was no provision considered necessary for uncollectible reinsurance recoverables as at December 31, 2019 and 2018. At December 31, 2019 and 2018, 36% and 33%, respectively, of the Company's reinsurance recoverable on unpaid losses were due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 64% and 67%, respectively, was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 of this report for further details of the Company’s reinsurance recoverable on unpaid losses categorized by the reinsurer’s Standard & Poor’s rating.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2019 compared to December 31, 2018.
Public Equity Price Risk
The Company invests a portion of its capital funds in public equity securities. At December 31, 2019 and 2018, the fair market value of these securities was $1,223 million and $640 million, respectively, excluding funds holding fixed income securities of $72 million and $54 million at December 31, 2019 and 2018, respectively. These equity investments are primarily mutual funds and are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. At December 31, 2019, the Company estimates that a 10% and 20% movement in the S&P 500 Index would result in a change in the fair value of the Company’s public equity portfolio, total invested assets and shareholders’ equity by $23 million and $47 million, respectively and $30 million and $61 million, respectively at December 31, 2018. These changes do not take into account any potential mitigating impact from the fixed maturity securities or taxes.
Real Estate Price Risk
The Company invests a portion of its capital funds in real estate assets either through direct investment or through investments in variable interest entities that hold underlying real estate assets as follows:

•	Investments in real estate with a carrying value of $72 million and $73 million at December 31, 2019 and 2018, respectively, recorded in the Consolidated Balance Sheets

•
Equity method investment in Almacantar with a carrying value of $483 million and $498 million at December 31, 2019 and 2018, respectively, recorded in Other invested assets in the Consolidated Balance Sheets

•
Investments in limited partnerships with underlying real estate assets with a carrying value of $204 million and $48 million at December 31, 2019 and 2018, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.

These investments are exposed to real estate market price risk, defined as the potential for loss in market value due to a decline in real estate prices. The Company believes that the effects of diversification and the relatively small size of its investments in real estate assets relative to total invested assets mitigate its exposure to real estate price risk. At December 31, 2019, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $759 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $76 million and $152 million, respectively. At December 31, 2018, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $618 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $62 million and $124 million, respectively. These changes do not take into account any potential mitigating impact from taxes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2019, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2019, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2019. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2019.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Ms. Mary Ann Brown is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Audit Committee of PartnerRe Ltd. has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees and is incorporated by reference as exhibit 11.1 to this annual report. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. During 2019, there were minor updates and revisions to the Code of Business Conduct and Ethics and no disclosable waivers. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

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
During 2019, the Audit Committee had two meetings and five informational calls to discuss the Company’s quarterly results as well as to receive updates on legal matters, matters relating to internal and external auditors, and other matters as deemed necessary. The meetings and informational calls were conducted to encourage communication among the members of the Audit Committee, management, the internal auditors and EY. The Audit Committee also discussed with EY the overall scope and plans for EY’s audits and the results of such audits. The Audit Committee met with representatives from EY, both with and without management present.
The following table presents fees for professional services rendered by the independent auditors for the years ended December 31, 2019 and 2018 (in U.S. dollars):

	2019	2018
Audit Fees (1)	$5,181,482	$5,021,071
Audit-Related Fees (2)	117,072	70,995
Tax Fees (3)	36,247	—
All Other Fees	11,200	—
Total	$5,346,001	$5,092,066

(1)
For the years ended December 31, 2019 and 2018, audit fees relate to professional services rendered by EY for the audit of the Company’s annual financial statements and other audit services provided in connection with statutory and regulatory filings.

(2)
Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. Audit-related fees were for services performed by EY related to employee benefit plan audits of $67,226 and $60,995 for the years ended December 31, 2019 and 2018, respectively. Also included in audit-related fees are comfort letter procedures related to the issuance of the 2029 Senior Notes for $49,846 in 2019 and agreed upon procedures related to one of the Company's regulated branches for $10,000 in 2018.

(3)	Tax fees in 2019 relate to services performed by EY for tax compliance services and on-call advisory.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to exemptions available under the NYSE listing standards, as the Company is a foreign private issuer and a controlled company with no common shares listed, we are not required to comply with all of the corporate governance practices followed by U.S. domestic filer companies under the NYSE listing standards. Below is a summary of the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies that are domestic filers:

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

•
Compensation Committee: The NYSE requires that listed companies must have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Under Bermuda law and our Bye-Laws, as well as the NYSE exemptions applicable to controlled companies, we are not required to have, and do not have, a separate compensation committee; instead, that function is filled by our full Board, its committees, the Chairman and our CEO.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2019	December 31, 2018
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2019, $10,468,937; 2018, $12,627,921)	$10,680,714	$12,639,845
Short-term investments, at fair value (amortized cost: 2019, $1,003,508; 2018, $495,050)	1,003,421	493,726
Equities, at fair value (cost: 2019, $821,430; 2018, $621,312)	1,295,164	694,301
Investments in real estate	71,834	72,573
Other invested assets	3,266,009	1,488,995
Total investments	16,317,142	15,389,440
Cash and cash equivalents	1,484,463	877,907
Accrued investment income	109,673	115,735
Reinsurance balances receivable	3,400,070	2,976,644
Reinsurance recoverable on paid and unpaid losses	889,021	897,183
Prepaid reinsurance premiums	80,942	102,405
Funds held by reinsured companies	815,167	829,695
Deferred acquisition costs	874,608	743,046
Deposit assets	168,067	80,661
Net tax assets	179,813	157,690
Goodwill	456,380	456,380
Intangible assets	117,538	128,899
Other assets	169,521	63,506
Total assets	$25,062,405	$22,819,191
Liabilities
Non-life reserves	$10,363,383	$9,895,376
Life and health reserves	2,417,044	2,198,080
Unearned premiums	2,433,860	2,072,953
Other reinsurance balances payable	521,338	341,041
Deposit liabilities	5,507	7,172
Net tax liabilities	135,966	101,525
Accounts payable, accrued expenses and other	517,084	266,524
Debt related to senior notes	1,327,965	1,349,017
Debt related to capital efficient notes	70,089	70,989
Total liabilities	17,792,236	16,302,677
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(75,925)	(138,634)
Retained earnings	4,921,395	4,230,449
Total shareholders’ equity	7,270,169	6,516,514
Total liabilities and shareholders’ equity	$25,062,405	$22,819,191

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenues
Gross premiums written	$7,285,320	$6,299,929	$5,587,894
Net premiums written	$6,909,058	$5,803,364	$5,119,926
Increase in unearned premiums	(383,840)	(289,554)	(94,945)
Net premiums earned	6,525,218	5,513,810	5,024,981
Net investment income	448,538	415,921	402,071
Net realized and unrealized investment gains (losses)	886,670	(389,632)	232,491
Other income	15,321	50,127	15,242
Total revenues	7,875,747	5,590,226	5,674,785
Expenses
Losses and loss expenses	4,923,156	4,193,255	3,840,982
Acquisition costs	1,455,462	1,237,464	1,119,773
Other expenses	369,969	305,568	348,398
Interest expense	40,150	43,152	42,500
Loss on redemption of debt	15,175	—	1,566
Amortization of intangible assets	11,434	35,473	24,646
Net foreign exchange losses (gains)	86,760	(119,151)	108,244
Total expenses	6,902,106	5,695,761	5,486,109
Income (loss) before taxes and interest in earnings of equity method investments	973,641	(105,535)	188,676
Income tax expense (benefit)	52,536	(8,934)	10,358
Interest in earnings of equity method investments	15,643	10,607	85,703
Net income (loss)	936,748	(85,994)	264,021
Preferred dividends	46,416	46,416	46,416
Net income (loss) attributable to common shareholder	$890,332	$(132,410)	$217,605
Comprehensive income (loss)
Net income (loss)	$936,748	$(85,994)	$264,021
Change in currency translation adjustment	71,796	(74,797)	(15,135)
Change in unfunded pension obligation, net of tax	(6,803)	24,859	(274)
Change in fair value of designated cash flow hedges, net of reclassification adjustment	(1,877)	1,877	—
Change in unrealized gains or losses on investments, net of tax	(407)	(292)	(303)
Other comprehensive income (loss)	62,709	(48,353)	(15,712)
Comprehensive income (loss)	$999,457	$(134,347)	$248,309

The Company’s common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, earnings per share data is not meaningful to present.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Common shares
Balance at beginning of year	$—	$—	$—
Balance at end of year	—	—	—
Preferred shares
Balance at beginning of year	28,169	28,169	28,169
Balance at end of year	28,169	28,169	28,169
Additional paid-in capital
Balance at beginning of year	2,396,530	2,396,530	2,396,530
Balance at end of year	2,396,530	2,396,530	2,396,530
Accumulated other comprehensive loss
Balance at beginning of year	(138,634)	(90,281)	(74,569)
Currency translation adjustment
Balance at beginning of year	(131,700)	(56,903)	(41,768)
Change in foreign currency translation adjustment	71,796	(74,797)	(15,135)
Balance at end of year	(59,904)	(131,700)	(56,903)
Unfunded pension obligation
Balance at beginning of year	(9,185)	(34,044)	(33,770)
Change in unfunded pension obligation, net of tax	(6,803)	24,859	(274)
Balance at end of year (net of tax: 2019, $4,379; 2018, $2,479; 2017, $9,744)	(15,988)	(9,185)	(34,044)
Unrealized gain on investments
Balance at beginning of year	2,251	666	969
Change in fair value of designated cash flow hedges, net of reclassification adjustment	(1,877)	1,877	—
Change in unrealized gains or losses on investments, net of tax	(407)	(292)	(303)
Balance at end of year (net of tax: 2019, 2018 and 2017: $nil)	(33)	2,251	666
Balance at end of year	(75,925)	(138,634)	(90,281)
Retained earnings
Balance at beginning of year	4,230,449	4,410,694	4,337,782
Net income (loss)	936,748	(85,994)	264,021
Dividends on common shares	(199,386)	(47,835)	(144,693)
Dividends on preferred shares	(46,416)	(46,416)	(46,416)
Balance at end of year	4,921,395	4,230,449	4,410,694
Total shareholders’ equity	$7,270,169	$6,516,514	$6,745,112

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities
Net income (loss)	$936,748	$(85,994)	$264,021
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of net premium on investments	14,478	52,495	69,080
Amortization of intangible assets	11,434	35,473	24,646
Net realized and unrealized investment (gains) losses	(886,670)	389,632	(232,491)
Loss on redemption of debt	15,175	—	1,566
Changes in:
Reinsurance balances, net	(397,563)	(427,220)	(84,767)
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	112,223	(98,086)	(481,173)
Funds held by reinsured companies and funds held–directly managed	56,890	(23,483)	47,383
Deferred acquisition costs	(128,426)	(98,475)	(34,822)
Net tax assets and liabilities	17,118	(82,247)	42,337
Non-life and life and health reserves	713,281	637,652	571,907
Unearned premiums, net of prepaid reinsurance premiums	383,841	289,554	94,945
Other net changes in operating assets and liabilities	150,340	(141,808)	(39,756)
Net cash provided by operating activities	998,869	447,493	242,876
Cash flows from investing activities
Sales of fixed maturities	16,502,655	14,665,938	12,524,296
Redemptions of fixed maturities	738,478	494,148	572,638
Purchases of fixed maturities	(14,918,698)	(15,638,777)	(12,465,127)
Sales of short-term investments	1,914,640	224,411	119,504
Redemptions of short-term investments	724,033	23,432	50,051
Purchases of short-term investments	(3,142,818)	(733,431)	(143,859)
Sales of equities	133,891	89,349	16,232
Purchases of equities	(296,687)	(218,751)	(275,928)
Sales and redemptions of other invested assets	330,227	328,924	245,093
Purchases of other invested assets	(2,009,452)	(490,797)	(239,335)
Consideration paid to acquire Aurigen, net of cash acquired	—	—	(233,233)
Other, net	(94,263)	(5,357)	(71,511)
Net cash (used in) provided by investing activities	(117,994)	(1,260,911)	98,821
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(245,802)	(94,251)	(191,109)
Issuance of unrestricted Class B common shares (1)	1,159	—	11,000
Redemption of unrestricted Class B common shares (1)	(6,540)	—	—
Issuance of senior notes	496,012	—	—
Redemption of debt	(512,697)	—	(207,130)
Net cash used in financing activities	(267,868)	(94,251)	(387,239)
Effect of foreign exchange rate changes on cash	(6,451)	13,564	44,226
Increase (decrease) in cash and cash equivalents	606,556	(894,105)	(1,316)
Cash and cash equivalents—beginning of year	877,907	1,772,012	1,773,328
Cash and cash equivalents—end of year	$1,484,463	$877,907	$1,772,012
Supplemental cash flow information:
Taxes paid	$85,047	$139,543	$66,228
Interest paid	$38,650	$41,551	$40,989

(1) Class B shares are recorded as a liability on the Company's Consolidated Balance Sheet. See Note 13 for further details.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

1. Organization
PartnerRe Ltd. provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). Non-life risks reinsured include agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, property and U.S. health. Life and health risks include mortality, morbidity and longevity. Reinsurance of alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
PartnerRe Ltd. and it subsidiaries are collectively referred to hereinafter as PartnerRe or the Company.
The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering.
The Company completed the acquisition of Societe Anonyme Francaise de Reassurances (SAFR, subsequently renamed PartnerRe SA and reinsurance business transferred into PartnerRe Europe) in 1997, the acquisition of Winterthur Re in 1998, the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009, the acquisition of Presidio Reinsurance Group, Inc. (Presidio) in 2012 and the acquisition of Aurigen Capital Limited (Aurigen) in April 2017.
On March 18, 2016, the Company's publicly held common shares were acquired by Exor N.V. (subsequently renamed to EXOR Nederland N.V), whose ultimate parent is EXOR N.V. (Exor), one of Europe’s leading investment companies controlled by the Agnelli family, which is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer publicly traded. The Company’s preferred shares continue to be traded on the New York Stock Exchange (NYSE).
At December 31, 2019 and 2018, the Company's 100 million common shares (Class A shares) issued to EXOR Nederland N.V. are included in Shareholders' Equity in the Consolidated Balance Sheets (see Note 10). At December 31, 2019 and 2018, the Company also had 281,768 and 345,644, respectively, of Class B common shares (Class B shares) issued to certain executives and directors of the Company which are recognized in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Note 13). The percentage of total common shares owned by EXOR Nederland N.V. at December 31, 2019 and 2018 was approximately 99.7%.
2. Significant Accounting Policies
The Company’s Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Consolidated Financial Statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior period amounts to conform to the current year presentation.
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the amounts included in the Consolidated Financial Statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:

•	Non-life reserves;

•	Life and health reserves;

•	Reinsurance recoverable for unpaid losses;

•	Gross and net premiums written and net premiums earned;

•	Recoverability of deferred acquisition costs;

•	Recoverability of deferred tax assets;

•	Valuation of certain investments that are measured using significant unobservable inputs; and

•	Valuation of goodwill and intangible assets.

The following are the Company’s significant accounting policies:
(a) Premiums
Gross premiums written and earned are based upon reports received from ceding companies, supplemented by the Company’s own estimates of premiums written and earned for which ceding company reports have not been received. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium estimates are updated as new information is received from cedants and differences between such estimates and actual amounts are recorded in the period in which the estimates are changed or the actual amounts are determined. Net premiums written and earned are presented net of ceded premiums.
Premiums related to non-life business are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which is generally one to two years. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event. Unearned premiums represent the portion of premiums written which is applicable to the unexpired risks under contracts in force.
Premiums related to life and annuity business are recorded over the premium-paying period on the underlying policies. Premiums on contracts for which there is no significant mortality or critical illness risk are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed.
(b) Losses and Loss Expenses
The reserves for non-life business include amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and management’s judgment. The estimates are regularly reviewed and the ultimate liability may be materially in excess of, or less than, the amounts provided. Any adjustments are reflected in the periods in which they are determined, which may affect the Company’s operating results in future periods. See Note 7(a) for further details.
The life and health reserves have been established based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates, which for life include mortality, morbidity, critical illness, persistency and future investment income, with appropriate provision to reflect uncertainty. For traditional and limited payment long-duration contracts, the assumptions are locked in at contract inception and are subject to annual loss recognition testing. Future policy benefit reserves for annuity and universal life contracts are carried at their accumulated values. Reserves for policy claims and benefits include both mortality, morbidity and critical illness claims in the process of settlement, and claims that have been incurred but not yet reported. See Note 7(b) for further details.
(c) Deferred Acquisition Costs
Acquisition costs, comprising primarily incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned. All other acquisition related costs, including indirect costs, are expensed as incurred. Acquisition costs are shown net of commissions earned on ceded reinsurance.
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
The Company establishes a premium deficiency reserve to the extent the deferred acquisition costs are insufficient to cover the excess of expected losses and loss expenses, settlement costs and deferred acquisition costs over the related unearned premiums. Actual and anticipated losses and loss expenses, other costs, and investment income related to underlying premiums are considered in determining the recoverability of deferred acquisition costs for the Company’s short-duration contracts. Actual and anticipated loss experience, together with the present value of future gross premiums, the present value of future benefits, and settlement and maintenance costs are considered in determining the recoverability of deferred acquisition costs related to the Company’s life and annuity business.
(d) Reinsurance
The Company purchases retrocessional contracts to reduce its exposure to risk of losses on reinsurance assumed. Ceded premiums, which represent the cost of retrocessional protection purchased by the Company, are expensed over the coverage period. Prepaid reinsurance premiums represent the portion of premiums ceded applicable to the unexpired term of policies in force.
Reinsurance recoverable on paid and unpaid losses involves actuarial estimates consistent with those used to establish the associated liabilities for non-life and life and health reserves and are recorded net of a valuation allowance for estimated uncollectible recoveries.
Retroactive reinsurance reimburses a ceding company for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance. Premiums payable for retroactive reinsurance coverage meeting the conditions of reinsurance accounting are reported as reinsurance recoverables to the extent that those amounts do not exceed recorded liabilities relating to underlying reinsurance contracts. To the extent that recorded liabilities on an underlying reinsurance contract exceed premiums payable for retroactive coverage, a deferred gain is recognized in the Company's Consolidated Balance Sheets.
(e) Funds Held by Reinsured Companies
The Company writes certain business on a funds held basis. Under such contractual arrangements, the cedant retains the premiums that would have otherwise been paid to the Company and the Company is credited with investment income on these funds. The Company generally earns investment income on the funds held balances based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). However, in certain circumstances, the Company may receive an investment return based upon either the result of a pool of assets held by the cedant, generally used to collateralize the funds held balance, or the investment return earned by the cedant on its entire investment portfolio. In these arrangements, gross investment returns are typically reflected in net investment income in the Company’s Consolidated Statements of Operations. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying policies may have guaranteed minimum returns. In such cases, an embedded derivative exists and its fair value is recorded by the Company as an increase or decrease to the funds held balance.
(f) Deposit Assets and Liabilities
In the normal course of its operations, the Company writes certain contracts that do not meet the risk transfer provisions of U.S. GAAP. While these contracts do not meet risk transfer provisions for accounting purposes, there is a remote possibility that the Company will suffer a loss. The Company accounts for these contracts using the deposit accounting method originally recording deposit assets or liabilities for an amount equivalent to the consideration paid or received, respectively. The difference between the consideration received and the estimated liability for unpaid losses is determined upon entering into the contract and, if a loss, recognized into income immediately, and if a gain, the gain is deferred and earned over the expected settlement period of the contract, with the unearned portion recorded as a component of deposit liabilities. Actuarial studies are used to estimate the liabilities under these contracts and the appropriate accretion rates to increase or decrease the liabilities over the term of the contracts. The change in the estimated liability for the period is recorded in Other income or loss in the Consolidated Statements of Operations. Under some of these contracts, cedants retain the assets on a funds-held basis. In those cases, the Company records those assets as deposit assets and records the related income in Net investment income in the Consolidated Statements of Operations. Also included in Deposit assets are receivables included as an element of certain life reinsurance agreements that do not meet risk transfer.
(g) Investments
The Company elects the fair value option for Fixed maturities and Equities with changes in fair value recorded in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations.
Short-term investments, which comprise securities with a maturity greater than three months but less than one year from the date of purchase, are recorded at fair value by electing either the fair value option with changes in fair value recorded in Net realized and unrealized gains or losses included in the Consolidated Statements of Operations, or by designating as available-for-sale with changes in fair value recorded in Other comprehensive income or loss.
Investments in real estate are recorded at cost less any write down for impairment, where applicable. Real estate assets held for investment are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value.

The Company recognizes Other invested assets at fair value, except for those that are accounted for using the equity method of accounting. Other invested assets consist of equity investments in non-publicly traded companies; privately placed corporate loans, notes and loans receivable and notes securitization; and derivative financial instruments. Non-publicly traded entities in which the Company has significant influence, including an ownership of more than 20% and less than 50% of the voting rights, and limited partnerships in which the Company has more than a minor interest (typically more than 3 to 5%), are accounted for using either the equity method or the fair value option. Where the equity method is used, the Company's share of profits or losses of the investee are recorded in Interest in earnings or losses of equity method investees in the Consolidated Statements of Operations. Where the fair value option is elected, the investment is recognized in the Consolidated Balance Sheets at fair value with changes in fair value recorded in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. See Note 2(n) below for significant accounting policy for derivatives.
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
The Company defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of financial instruments according to a fair value hierarchy that prioritizes the information used to measure fair value into three broad levels. The Company’s policy is to recognize transfers between the hierarchy levels at the beginning of the period. Refer to Note 3 for the valuation techniques used by the Company
(h) Cash and Cash Equivalents
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
(j) Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. The Company assesses the appropriateness of its valuation of goodwill on an annual basis (as of December 31) or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable. If, as a result of the assessment, the Company determines that the value of its goodwill is impaired, goodwill will be written down in the period in which the determination is made.
(k) Intangible Assets
Intangible assets represent the fair value adjustments related to renewal rights, and customer relationships; value of life business acquired; and U.S. licenses arising from acquisitions. Definite-lived intangible assets are amortized over their useful lives and the amortization expense is recorded in the Consolidated Statement of Operations. Indefinite-lived intangible assets are not subject to amortization. The carrying values of indefinite-lived intangible assets are reviewed for indicators of impairment on an annual basis (as of December 31) or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and is measured as the difference between the carrying value and the fair value.
(l) Income Taxes
Certain subsidiaries and branches of the Company operate in jurisdictions where they are subject to taxation. Current and deferred income taxes are charged or credited to Net income or loss or, in certain cases, to Accumulated other comprehensive income or loss, based upon enacted tax laws and rates applicable in the relevant jurisdiction in the period in which the tax becomes accruable or realizable. Deferred income taxes are provided for all temporary differences between the bases of assets and liabilities used in the Consolidated Balance Sheets and those used in the various jurisdictional tax returns. When management’s assessment indicates that it is more likely than not that deferred tax assets will not be realized, a valuation allowance is recorded against the deferred tax assets. Where appropriate, the valuation allowance assessment considers tax planning strategies.
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
(m) Foreign Exchange
In recording foreign currency transactions, revenue and expense items in a currency other than the functional currency are converted into the functional currency at the average rates of exchange for the period. Monetary assets and liabilities originating in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting foreign exchange transaction gains or losses are included in Net foreign exchange gains or losses in the Consolidated Statements of Operations.
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
(n) Derivatives
The Company’s investment strategy allows for the use of derivative instruments, subject to strict limitations. The Company may use derivative financial instruments such as foreign exchange forward contracts, foreign currency option contracts, futures contracts, to-be-announced mortgage-backed securities (TBAs), total return swaps, interest rate swaps, insurance-linked securities, and credit default swaps for the purpose of managing overall currency risk, market exposures and portfolio duration, for hedging certain investments, or for enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways.
On the date the Company enters into a derivative contract, management determines whether or not the derivative is to be used and designated as a hedge of an identified underlying risk exposure (a designated hedge). The Company’s derivative instruments are recorded in Other invested assets in the Consolidated Balance Sheets at fair value, with gains and losses associated with changes in fair value recognized in either Net realized and unrealized investment gains or losses or Net foreign exchange gains or losses in the Consolidated Statements of Operations, or in Other comprehensive income, depending on the nature and designation of the derivative instrument (see also Note 5).
The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset or liability that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships both at the hedge inception and on an ongoing basis. For its derivatives designated as hedges at December 31, 2018, the Company's method for assessing the effectiveness of the designated hedge was a qualitative assessment, as the Company determined that the hedging instrument (the designated foreign currency forward contracts) and the hedged assets (the available-for-sale foreign currency denominated short-term investments) were perfectly aligned as they related to the hedged risk, the foreign currency exchange rate risk exposure. These hedges were settled during 2019, and there were no derivatives designated as hedges at December 31, 2019.
The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in hedging the exposure to variability in expected future cash flows that is attributable to the risk it was meant to hedge; if the derivative instrument expires, is sold, or is otherwise terminated; or if the Company removes the designation of the hedge. To the extent that the Company discontinues hedge accounting because, based on management’s assessment, the derivative no longer qualifies as an effective hedge, or the Company otherwise de-designates the hedge, the derivative will continue to be carried in the Consolidated Balance Sheet at its fair value, with changes in its fair value recognized in in the Consolidated Statements of Operations, or in Other comprehensive income, depending on the type of derivative held.

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
(q) Segment Reporting
The Company monitors the performance of its operations in three segments: Property & Casualty (P&C), Specialty and Life and Health. Segments represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns or approach to risk management.
Since the Company does not manage its assets by segment, neither assets nor net investment income are allocated to the P&C and Specialty segments. However, because of the interest-sensitive nature of some of the Company’s life products, allocated net investment income is considered in management’s assessment of the profitability of the Life and Health segment. The following items are not considered in evaluating the results of the P&C, Specialty and Life and Health segments: Net realized and unrealized investment gains or losses, Interest expense, Loss on redemption of debt, Amortization of intangible assets, Net foreign exchange gains or losses, Income tax expense or benefit and Interest in earnings and losses of equity method investments. These items are included in the Corporate and Other component, which is comprised of the Company’s investment and corporate activities, including other expenses.
(r) Share-Based Incentives
The Company is authorized to issue restricted Class B shares to certain executives and directors. The compensation cost for restricted shares is measured at fair value and expensed over the period for which the employee is required to provide services in exchange for the award, up to three years from the date of grant. The Company has elected to recognize forfeitures as they occur. Unrestricted Class B shares can be sold back to the Company at the option of the shareholder. Class B shares are accounted for as liabilities, included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheets.
(s) Recent Accounting Pronouncements
Adopted during 2019
In February 2016, the Financial Accounting Standards Board (FASB) issued updated guidance on the accounting for leases. The guidance requires, among other items, lessees to recognize right-of-use assets and lease liabilities on the balance sheet, and expands required disclosures. The guidance does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows for operating leases. The guidance was effective for the year ended December 31, 2019. The Company adopted the guidance using the modified retrospective transition method, and as a result, the Company’s reporting for comparative periods including related disclosures prior to adoption continue to be presented in the Consolidated Financial Statements in accordance with the previous lease accounting guidance. The Company elected the "package of practical expedients" permitted under the guidance and also elected the hindsight practical expedient in determining the lease term for the Company's existing leases at transition. The adoption of this standard resulted in the recognition of operating lease right-of-use assets of $76 million included in Other assets and lease liabilities of $86 million included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheet as of December 31, 2019. The reduction of the right-of-use asset relates primarily to deferred rent that was recorded under the previous guidance. The Company determined it was not required to record a cumulative effect adjustment to opening retained earnings as of January 1, 2019. See Note 15(b) for further details.

Not yet adopted
In January and April 2017, the FASB issued updated guidance on the accounting for goodwill impairment. This update removes the second step of the goodwill impairment test and requires entities to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The guidance is effective for annual impairment tests in fiscal years beginning after December 15, 2019, with early adoption permitted. The Company does not expect the adoption of this guidance to have a significant impact on its Consolidated Financial Statements and disclosures.
In June 2016, the FASB issued updated guidance on the recognition of credit losses by replacing the incurred loss impairment methodology with new accounting models related to how credit losses on financial instruments are determined. The new guidance is applicable to financial assets measured at amortized cost such as loans, reinsurance receivables, trade receivables, debt securities, off-balance sheet credit exposures, and other financial assets that have a contractual right to receive cash. The Company's investments, except for certain Other invested assets that are accounted for using the equity method of accounting and Investments in real estate, are measured at fair value through net income, and therefore those investments would not be impacted by the adoption of this guidance. The guidance is effective for annual periods beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of this guidance and does not expect the adoption to have a material impact on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2020.
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
In August 2018, the FASB issued updated guidance to improve financial reporting for insurance companies that issue long-duration contracts such as life insurance and annuities. The objective of the new guidance is to improve, simplify, and enhance the financial reporting of long-duration contracts by providing financial statement users with useful information in a timely and transparent manner. This guidance is effective for annual periods beginning after December 15, 2021. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2022. This guidance could have a material impact on the measurement recognition of long duration contracts and will result in additional disclosures once adopted.
In August 2018, the FASB issued updated guidance to the disclosure requirements for defined benefit plans as part of the disclosure framework project. The updated guidance allows for the removal and modification of certain disclosures to improve the effectiveness of disclosures in the notes to financial statements. This guidance is effective for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact of this guidance on its disclosures required to be adopted for the year ended December 31, 2021.

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
The Company’s financial instruments that it measures at fair value using Level 1 inputs generally include equities listed on a major exchange.

•
Level 2 inputs—Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and significant directly or indirectly observable inputs, other than quoted prices, used in industry accepted models.

The Company’s financial instruments that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; certain U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds; investment grade and high yield corporate bonds; asset-backed securities; mortgage-backed securities; short-term investments; certain common and preferred equities; foreign exchange forward contracts; foreign currency option contracts; and interest rate swaps..

•	Level 3 inputs—Unobservable inputs.
The Company’s financial instruments that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; special purpose financing asset-backed bonds; unlisted or private equities; certain other mutual fund equities; privately placed corporate loans, notes and loans receivable and notes securitizations included in Other invested assets; and certain other derivatives, including weather derivatives, longevity insurance-linked securities and total return swaps included in Other invested assets.

At December 31, 2019 and 2018, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$1,421,716	$—	$1,421,716
U.S. states, territories and municipalities	—	13,807	143,427	157,234
Non-U.S. sovereign government, supranational and government related	—	3,255,154	—	3,255,154
Corporate bonds	—	2,643,402	18,687	2,662,089
Asset-backed securities	—	—	18,228	18,228
Residential mortgage-backed securities	—	3,166,290	—	3,166,290
Other mortgage-backed securities	—	3	—	3
Fixed maturities	$—	$10,500,372	$180,342	$10,680,714
Short-term investments	$—	$1,003,421	$—	$1,003,421
Equities
Finance	$31,315	$2	$126	$31,443
Consumer cyclical	20,117	—	—	20,117
Insurance	5,284	273	9,403	14,960
Consumer noncyclical	13,126	—	—	13,126
Basic materials	5,295	—	—	5,295
Industrials	4,042	—	—	4,042
Technology	3,027	—	—	3,027
Real estate	—	—	2,385	2,385
Communications	922	—	—	922
Mutual funds	—	—	1,199,847	1,199,847
Equities	$83,128	$275	$1,211,761	$1,295,164
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$4,363	$—	$4,363
Total return swaps	—	—	1,448	1,448
Insurance-linked securities	—	—	2,728	2,728
Foreign currency option contracts	—	266	—	266
Other
Corporate loans (1)	—	—	1,879,105	1,879,105
Notes and loans receivable and notes securitization	—	—	3,085	3,085
Private equities	—	—	533,744	533,744
Derivative liabilities
Foreign exchange forward contracts	—	(5,643)	—	(5,643)
Total return swaps	—	—	(2,962)	(2,962)
Interest rate swaps	—	(12,378)	—	(12,378)
Insurance-linked securities	—	—	(3,871)	(3,871)
Other invested assets	$—	$(13,392)	$2,413,277	$2,399,885
Total	$83,128	$11,490,676	$3,805,380	$15,379,184

(1)
Corporate loans includes a portfolio of third-party, individually managed privately issued corporate loans that are managed under an externally managed mandate with a fair value of $1.4 billion and $0.4 billion at December 31, 2019 and 2018, respectively. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. Corporate loans also includes $0.5 billion of other privately issued corporate loans at December 31, 2019.

December 31, 2018	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,345,008	$—	$2,345,008
U.S. states, territories and municipalities	—	13,695	120,898	134,593
Non-U.S. sovereign government, supranational and government related	—	2,158,642	—	2,158,642
Corporate bonds	—	5,590,208	21,470	5,611,678
Asset-backed securities	—	41,087	17,596	58,683
Residential mortgage-backed securities	—	2,331,230	—	2,331,230
Other mortgage-backed securities	—	11	—	11
Fixed maturities	$—	$12,479,881	$159,964	$12,639,845
Short-term investments (1)	$—	$493,726	$—	$493,726
Equities
Finance	$11,307	$1	$13,710	$25,018
Technology	5,492	—	12,256	17,748
Consumer noncyclical	13,334	—	—	13,334
Consumer cyclical	6,435	—	—	6,435
Industrials	4,797	—	—	4,797
Insurance	1,771	1,189	—	2,960
Communications	1,451	—	—	1,451
Other	799	—	—	799
Mutual funds	—	—	621,759	621,759
Equities	$45,386	$1,190	$647,725	$694,301
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$17,820	$—	$17,820
Insurance-linked securities	—	—	2,824	2,824
Total return swaps	—	—	1,697	1,697
Interest rate swaps	—	10	—	10
Other
Corporate loans	—	—	401,702	401,702
Notes and loans receivable and notes securitization	—	—	6,507	6,507
Private equities	—	—	372,710	372,710
Derivative liabilities
Foreign exchange forward contracts	—	(3,673)	—	(3,673)
Total return swaps	—	—	(3,232)	(3,232)
Interest rate swaps	—	(9,194)	—	(9,194)
Insurance-linked securities	—	—	(2,568)	(2,568)
Other invested assets	$—	$4,963	$779,640	$784,603
Total	$45,386	$12,979,760	$1,587,329	$14,612,475

(1)
Short-term investments includes $229 million of available-for-sale securities with readily determinable fair values. These securities were purchased in 2018 and are recorded at fair value, which approximated amortized cost given the short term to maturity of approximately three to four months, and matured during 2019.

At December 31, 2019 and 2018, the aggregate carrying amounts of items included in Other invested assets that the Company did not measure at fair value were $866 million and $704 million, respectively, which related to the Company’s investments that are accounted for using the equity method of accounting. Refer to Note 4(f) for further information on the Company's equity method investment in Almacantar Group S.A. (Almacantar).
At December 31, 2019 and 2018, the carrying value of accrued investment income approximated fair value due to its short-term nature.

During the year ended December 31, 2019, an equity security issued by a financial services company valued at $14 million was transferred from Level 3 to Level 1 due to the availability of quoted prices in active markets. During the year ended December 31, 2018, a corporate longevity bond valued at $25 million was transferred from Level 2 to Level 3 due to the lack of multiple independent pricing services. Transfers into Level 3 during 2018 also included four private equity securities valued at $31 million that were previously held at cost and were measured to fair value upon adoption of new accounting guidance. During the years ended December 31, 2019 and 2018, there were no transfers between Level 1 and Level 2.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2019 and 2018, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.
The reconciliations of the beginning and ending balances for financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2019 and 2018, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2019	Balance at beginning of year	Realized and unrealized investment gains (losses) included in net income	Purchases	Settlements and sales (1)	Net transfers (out of) into Level 3	Balance at end of year	Change in unrealized investment gains (losses) relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$120,898	$12,959	$10,455	$(885)	$—	$143,427	$12,951
Asset-backed securities	17,596	1,274	—	(642)	—	18,228	1,274
Corporate	21,470	157	—	(2,940)	—	18,687	157
Fixed maturities	$159,964	$14,390	$10,455	$(4,467)	$—	$180,342	$14,382
Equities
Finance	$13,710	$100	$—	$—	$(13,684)	$126	$(3)
Technology	12,256	(1,538)	—	(10,718)	—	—	—
Mutual funds	621,759	388,024	206,685	(16,621)	—	1,199,847	385,317
Insurance	—	7,514	1,889	—	—	9,403	7,514
Real estate	—	—	2,385	—	—	2,385	—
Equities	$647,725	$394,100	$210,959	$(27,339)	$(13,684)	$1,211,761	$392,828
Other invested assets
Derivatives, net	$(1,279)	$115	$(2,000)	$507	$—	$(2,657)	$(111)
Corporate loans	401,702	9,237	1,828,802	(360,636)	—	1,879,105	9,940
Notes and loan receivables and notes securitization	6,507	(717)	—	(2,705)	—	3,085	139
Private equities	372,710	49,759	132,256	(20,981)	—	533,744	37,159
Other invested assets	$779,640	$58,394	$1,959,058	$(383,815)	$—	$2,413,277	$47,127
Total	$1,587,329	$466,884	$2,180,472	$(415,621)	$(13,684)	$3,805,380	$454,337

(1)
Settlements and sales of Equities and Other invested assets included sales of $27 million and $289 million, respectively. Sales of Other invested assets of $289 million included sales of corporate loans of $270 million, notes and loan receivables and notes securitization of $2 million, and private equities of $17 million.

For the year ended December 31, 2018	Balance at beginning of year	Realized and unrealized investment (losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$128,806	$(4,417)	$—	$(3,491)	$—	$120,898	$(4,320)
Asset-backed securities	20,738	(2,552)	—	(590)	—	17,596	(2,552)
Corporate	—	(139)	—	(3,745)	25,354	21,470	(139)
Fixed maturities	$149,544	$(7,108)	$—	$(7,826)	$25,354	$159,964	$(7,011)
Equities
Finance	$21,926	$5,065	$—	$(13,281)	$—	$13,710	$(3,544)
Technology	10,961	1,295	—	—	—	12,256	1,295
Mutual funds	558,736	10,996	55,027	(3,000)	—	621,759	10,996
Equities	$591,623	$17,356	$55,027	$(16,281)	$—	$647,725	$8,747
Other invested assets
Derivatives, net	$11,221	$5,038	$(1,623)	$(15,915)	$—	$(1,279)	$372
Corporate loans	205,331	(21,522)	367,975	(150,082)	—	401,702	(20,823)
Notes and loan receivables and notes securitization	108,563	(4,054)	—	(98,002)	—	6,507	(3,884)
Private equities	331,932	(12,422)	55,114	(32,994)	31,080	372,710	(15,048)
Other invested assets	$657,047	$(32,960)	$421,466	$(296,993)	$31,080	$779,640	$(39,383)
Funds held–directly managed	$2,067	$238	$268	$(2,573)	$—	$—	$—
Total	$1,400,281	$(22,474)	$476,761	$(323,673)	$56,434	$1,587,329	$(37,647)

(1)
Settlements and sales of Equities, Other invested assets, and Funds held–directly managed included sales of $16 million, $248 million and $3 million, respectively. Sales of Other invested assets of $248 million included sales of derivatives of $16 million, corporate loans of $107 million, notes and loan receivables and notes securitization of $96 million, and private equities of $29 million.

The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2019 and 2018 were as follows (fair value in thousands of U.S. dollars):

December 31, 2019	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$143,427	Discounted cash flow	Credit spreads	-0.1% – 9.6% (3.5%)
Asset backed securities	18,228	Discounted cash flow	Credit spreads	4.7% (4.7%)
Equities
Insurance	9,403	Weighted market comparables	Revenue multiple	2.6x (2.6x)
			Adjusted earnings multiple	7.7x (7.7x)
			Liquidity discount	30.0% (30.0%)
Other invested assets
Total return swaps, net	(1,514)	Discounted cash flow	Credit spreads	2.3% – 24.0% (16.9%)
Insurance-linked securities – longevity swaps	2,728	Discounted cash flow	Credit spreads	1.9% (1.9%)
Insurance-linked securities – pandemic swaps	(1,871)	Discounted cash flow	Credit spreads	56.2% (56.2%)
Notes and loans receivables	2,153	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value ratios	1.1 (1.1)
Note securitization	932	Discounted cash flow	Credit spreads	1.2% (1.2%)
Private equity – other	15,800	Discounted cash flow	Effective yield	3.0% (3.0%)
Private equity – funds	167,804	Lag reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	1.9% – 15.0% (9.7%)

December 31, 2018	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average)
Fixed maturities
U.S. states, territories and municipalities	$120,898	Discounted cash flow	Credit spreads	0.2% – 10.2% (4.3%)
Asset backed securities	17,596	Discounted cash flow	Credit spreads	6.7% (6.7%)
Equities
Finance(1)	13,710	Lag reported market value	Transaction price	12.0 (12.0)
Technology	12,256	Reported market value	Tangible book value multiple	1.0 (1.0)
Other invested assets
Total return swaps, net	(1,535)	Discounted cash flow	Credit spreads	2.5% – 23.0% (16.0%)
Insurance-linked securities – longevity swaps	2,824	Discounted cash flow	Credit spreads	2.6% (2.6%)
Insurance-linked securities – pandemic swaps	(1,301)	Discounted cash flow	Credit spreads	27.3% (27.3%)
Insurance-linked securities – weather index swap	(1,267)	Proprietary option model	Index value (temperature)	80.7 – 3,293.8 (175.3)
Notes and loans receivable	2,660	Discounted cash flow	Credit spreads	41.5% – 41.9% (41.5%)
Notes and loans receivable	2,688	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value ratios	1.1 (1.1)
Note securitization	1,159	Discounted cash flow	Credit spreads	0.8% (0.8%)
Private equity – direct	1,889	Weighted market comparables	Revenue multiple	1.1 (1.1)
			Adjusted earnings multiple	9.8 (9.8)
			Liquidity discount	30% (30%)
Private equity – funds	14,438	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	-6.5% (-6.5%)
Private equity – other	19,997	Discounted cash flow	Effective yield	4.1% (4.1%)

(1) During 2018, the Company sold a portion of its investment and used the arm's length transaction price as an estimate of the fair value of the remaining holdings.
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include corporate bonds (included within Fixed maturities), certain common stock equities and mutual fund investments (included within Equities), certain private equity funds (private equities included within Other invested assets), privately placed corporate loans (included within Other invested assets) and certain derivatives (included within Other invested assets).
The Company has established a Valuation Committee which is responsible for determining the Company’s invested asset valuation procedures, reviewing significant changes in the fair value measurements of securities classified as Level 3 and ensuring that there is appropriate oversight, on at least an annual basis, of the fair value measurements of significant securities that are classified as Level 3. The Valuation Committee is comprised of members of the Company’s senior management team.

Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	2019	2018	2017
Fixed maturities and short-term investments	$190,343	$(150,926)	$124,033
Equities	403,011	2,791	60,460
Other invested assets	50,857	(12,987)	28,144
Funds held–directly managed (1)	—	(6,484)	(5,612)
Total	$644,211	$(167,606)	$207,025

(1) The funds held–directly managed account was settled in 2018 upon commutation of the related Paris Re Reserve Agreement. See Note 7(a).
Substantially all of the above changes in fair value are included in Net realized and unrealized investment gains (losses) in the Consolidated Statements of Operations. The change in the fair value of Other invested assets subject to the fair value option does not include certain derivatives.
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

•
U.S. states, territories and municipalities—consists primarily of bonds issued by U.S. states, territories and municipalities and the Federal Home Loan Mortgage Corporation. Certain of the bonds that are issued by municipal housing authorities and the Federal Home Loan Mortgage Corporation are not actively traded and are priced based on internal models using unobservable inputs (credit spreads). Accordingly, the Company classifies these securities in Level 3. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement. The remaining securities are generally priced by independent pricing services using the techniques described for U.S. government and government sponsored enterprises above. The Company generally classifies these securities in Level 2.

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

•
Corporate—consists primarily of bonds issued by U.S. and foreign corporations covering a variety of industries and issuing countries. Corporate securities also include real estate investment trusts, catastrophe bonds, longevity and mortality bonds and government guaranteed corporate debt. These securities are generally priced by independent pricing services and brokers. The pricing provider incorporates information including credit spreads, interest rate data and market news into the valuation of each security. The Company generally classifies these securities in Level 2. When a corporate security is inactively traded or the valuation model uses unobservable inputs, the Company classifies the security in Level 3.

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
Short-term investments
Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are generally classified in Level 2. At December 31, 2018, short-term investments included investments in foreign currency denominated bonds issued by a foreign government with durations to maturity of three to four months, as discussed in footnote (1) to the fair value table above, which matured during 2019. See also Notes 2(g) and 2(n) for further details.
Equities
Equity securities include U.S. and foreign common and preferred stocks, real estate investment trusts and mutual funds. Publicly traded equities are generally classified in Level 1 as the Company uses prices received from independent pricing sources based on quoted prices in active markets. Equities classified as Level 2 are generally mutual funds invested in fixed income securities, where the net asset value of the fund is provided on a daily basis, and certain common and preferred equities. Equities classified as Level 3 are generally mutual funds invested in securities other than the common stock of publicly traded companies, where the net asset value is not provided on a daily basis, and inactively traded common stocks. The significant unobservable inputs used in the fair value measurement of inactively traded common stocks classified as Level 3 include market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size, including transactional prices, tangible book value multiples, revenue multiples and adjusted earnings multiples. Significant increases (decreases) in any of these inputs could result in a significantly higher (lower) fair value measurement. Significant unobservable inputs used in measuring the fair value measurement of inactively traded common stocks also include a liquidity discount. A significant increase (decrease) in the liquidity discount could result in a significantly lower (higher) fair value measurement.
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
Included in the Company’s Level 3 classification, in general, are certain derivatives, including weather derivative insurance-linked securities and total return swaps; privately placed corporate loans; notes and loans receivable and notes securitizations; and private equities. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; or (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. The significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 include variation in regional temperatures, credit spreads, gross revenue to fair value ratios and other valuation ratios. Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 also include market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size, net income multiples and effective yields. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement. As part of the Company’s modeling to determine the fair value of an investment, the Company considers counterparty credit risk as an input to the model, however, the majority of the Company’s counterparties are investment grade rated institutions and the failure of any one counterparty would not have a significant impact on the Company’s consolidated financial statements.
To validate prices, the Company will compare them to benchmarks, where appropriate, or to the business results generally within that asset class and specifically to those particular assets.
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2019 and 2018, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the long-term debt related to senior notes and capital efficient notes (CENts). The fair value of the debt related to senior notes as of December 31, 2019 and 2018 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the debt related to CENts as of December 31, 2019 and 2018 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the intercompany debt.
See Note 9 for further details related to the Company's debt, including the carrying values and fair values.
At December 31, 2019 and 2018, the Company’s debt related to the senior notes and CENts was classified as Level 2 in the fair value hierarchy.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts.

4. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	2019	2018	2017
Net realized investment gains (losses) on fixed maturities and short-term investments	$243,508	$(224,887)	$28,632
Net realized investment gains (losses) on equities	6,545	14,601	(4,052)
Net realized investment gains (losses) on other invested assets	830	7,136	(3,217)
Net realized investment gains on funds held–directly managed (1)	—	1,200	508
Net realized investment gains (losses)	$250,883	$(201,950)	$21,871
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$190,343	$(150,926)	$124,033
Change in net unrealized investment gains on equities	403,011	2,791	60,460
Change in net unrealized investment gains (losses) on other invested assets	44,441	(25,607)	32,790
Change in net unrealized investment losses on funds held–directly managed (1)	—	(6,484)	(5,567)
Net other realized and unrealized investment gains (losses)	969	(1,334)	(1,096)
Change in net unrealized investment gains (losses)	$638,764	$(181,560)	$210,620
Impairment loss on investments in real estate	$(2,977)	$(6,122)	$—
Net realized and unrealized investment gains (losses)	$886,670	$(389,632)	$232,491

(1) The funds held–directly managed account was settled in 2018 upon commutation of the related Paris Re Reserve Agreement. See also Note 7(a) for further details.
(b) Net Investment Income
The components of net investment income for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	2019	2018	2017
Fixed maturities	$379,939	$378,726	$382,676
Short-term investments and cash and cash equivalents	26,981	13,279	5,363
Other invested assets	68,879	26,234	11,800
Equities, funds held and other (1)	12,221	21,964	17,256
Funds held–directly managed (2)	—	4,674	7,742
Investment expenses	(39,482)	(28,956)	(22,766)
Net investment income	$448,538	$415,921	$402,071

(1) The Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). Interest rates ranged from 0.1% to 5.1%, 0.1% to 7.4% and 0.1% to 7.0% for the years ended December 31, 2019, 2018 and 2017, respectively.
(2) The funds held–directly managed account was settled in 2018 upon commutation of the related Paris Re Reserve Agreement. See also Note 7(a) for further details.
(c) Pledged and Restricted Assets
At December 31, 2019 and 2018, approximately $294 million and $152 million, respectively, of cash and cash equivalents and approximately $4,025 million and $3,849 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.

(d) Receivable for Securities Sold and Payable for Securities Purchased
At December 31, 2019 and 2018, receivables for securities sold of $31 million and $19 million, respectively, were recorded within Other assets. At December 31, 2019 and 2018, payables for securities purchased of $169 million and $80 million, respectively, were recorded within Accounts payable, accrued expenses, and other in the Consolidated Balance Sheets.
(e) Variable Interest Entities
The Company holds variable interests in VIEs including certain limited liability companies or partnerships, trusts, fixed maturity investments and asset-backed securities. The holdings in these VIEs are reported within Fixed maturities and Other invested assets in the Company’s Consolidated Balance Sheets. The Company’s involvement in these entities is, for the most part, passive in nature. The Company’s maximum exposure to loss with respect to these investments is limited to the amounts invested in and advanced to the VIEs, and any unfunded commitments (see Note 15(c)).
(f) Summarized Financial Information of an Equity Method Investee
At December 31, 2019 and 2018, the Company held a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar. At December 31, 2019 and 2018, the total carrying value of this investment, accounted for under the equity method, was $483 million and $498 million, respectively, included within Other invested assets in the Consolidated Balance Sheets. This equity method investment was considered significant as the interest in earnings of this investee exceeded 10% of the consolidated net income before income tax expense of the Company for the year ended December 31, 2017. As at December 31, 2019 and 2018, the investment in Almacantar was no longer considered significant. The summarized balance sheet and income statement of Almacantar is as follows (in thousands of U.S. dollars):

		December 31, 2019	December 31, 2018
Current assets		$963,812	$1,007,293
Noncurrent assets		$1,431,384	$1,341,825
Current liabilities		$159,205	$577,660
Noncurrent liabilities		$862,943	$357,625

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenues	$47,551	$42,671	$20,508
Operating (loss) profit (1)	$(63,653)	$(14,562)	$190,613
Net (loss) income	$(56,648)	$(21,038)	$213,241

(1) Operating (loss) profit referred to in the table above includes revenues, cost of sales, and unrealized gains (losses) on properties.
5. Derivatives
The Company’s objectives for holding or issuing derivatives are as follows:
Foreign Exchange Forward Contracts—The Company utilizes foreign exchange forward contracts as part of its overall currency risk management and investment strategies. At December 31, 2018, the Company specifically designated certain foreign exchange forward contracts as a highly effective hedge of certain foreign currency denominated short-term investments, which were settled during 2019.
Futures Contracts and Foreign Currency Option Contracts —The Company uses exchange traded treasury note futures contracts to manage portfolio duration and equity futures to hedge certain investments. The Company utilizes foreign currency option contracts to mitigate foreign currency risk.
Insurance-linked Securities—The Company enters into various derivatives for which the underlying risks reference parametric weather risks and pandemic outbreaks, in addition to longevity total return swaps for which the underlying risks reference longevity risks.

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
The net fair values of derivatives included in Other invested assets within the Company’s Consolidated Balance Sheets and the related net notional exposures at December 31, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2019			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$4,363	$(5,643)	$(1,280)	$3,028,063
Foreign currency option contracts	266	—	266	—
Insurance-linked securities (1)	2,728	(3,871)	(1,143)	46,250
Total return swaps	1,448	(2,962)	(1,514)	31,641
Interest rate swaps (2)	—	(12,378)	(12,378)	—
Total derivatives not designated as hedges	$8,805	$(24,854)	$(16,049)

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2018			Fair value	Net notional exposure
Derivatives designated as hedges
Foreign exchange forward contracts	$—	$(2,464)	$(2,464)	$226,019
Total derivatives designated as hedges	$—	$(2,464)	$(2,464)

Derivatives not designated as hedges
Foreign exchange forward contracts	$17,820	$(1,209)	$16,611	$2,231,871
Insurance-linked securities (1)	2,824	(2,568)	256	59,257
Total return swaps	1,697	(3,232)	(1,535)	41,980
Interest rate swaps (2)	10	(9,194)	(9,184)	1,840
Total derivatives not designated as hedges	$22,351	$(16,203)	$6,148
Total derivatives	$22,351	$(18,667)	$3,684

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

The fair value of derivatives is recorded in Other invested assets in the Company’s Consolidated Balance Sheets. At December 31, 2018, the Company held foreign exchange forward contracts which were designated as highly effective hedges of the Japanese Yen foreign exchange rate risk exposure against the U.S. dollar related to specific Japanese government issued bonds recorded in Short-term investments. At December 31, 2018, there was less than $2 million of gains related to foreign exchange forward contracts designated as cash flow hedges recognized in Accumulated other comprehensive loss. These gains were reclassified to income upon settlement of the hedges and maturity of the bonds during 2019 and, as a result, there are no hedge related balances recorded in Accumulated other comprehensive loss at December 31, 2019. There were no derivatives designated as hedges at December 31, 2019.

The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	2019	2018	2017
Foreign exchange forward contracts	$(41,171)	$45,143	$(41,776)
Total included in Net foreign exchange (losses) gains	$(41,171)	$45,143	$(41,776)
Futures contracts	$(9,952)	$11,043	$(11,683)
Insurance-linked securities	(4,381)	6,134	(563)
Total return swaps	—	—	464
Interest rate swaps	(5,230)	2,332	1,105
TBAs	—	(13,614)	4,742
Other	463	—	—
Total included in Net realized and unrealized investment gains (losses)	$(19,100)	$5,895	$(5,935)
Total derivatives not designated as hedges	$(60,271)	$51,038	$(47,711)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2019 and 2018 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2019	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$8,805	$—	$8,805	$—	$(19,537)	$(10,732)
Total derivative liabilities	$(24,854)	$—	$(24,854)	$—	$2,977	$(21,877)

December 31, 2018
Total derivative assets	$22,351	$—	$22,351	$(544)	$(24,704)	$(2,897)
Total derivative liabilities	$(18,667)	$—	$(18,667)	$544	$5,221	$(12,902)

(1)	Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

6. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio, Aurigen and Claims Analytics at December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible assets	Total intangible assets
Balance at December 31, 2016	$456,380	$99,742	$7,350	$107,092
Acquired during the year(1)	—	75,583	2,205	77,788
Intangible assets amortization	n/a	(24,646)	n/a	(24,646)
Balance at December 31, 2017	$456,380	$150,679	$9,555	$160,234
Acquired during the year(2)	—	4,138	—	4,138
Intangible assets amortization	n/a	(35,473)	n/a	(35,473)
Balance at December 31, 2018	$456,380	$119,344	$9,555	$128,899
Foreign currency translation	—	73	—	73
Intangible assets amortization	n/a	(11,434)	n/a	(11,434)
Balance at December 31, 2019	$456,380	$107,983	$9,555	$117,538

n/a: Not applicable
(1) In April 2017, the Company completed the acquisition of Aurigen. The Company recorded intangible assets related to the life value of business acquired (life VOBA) of $76 million and insurance licenses of $2 million. A bargain purchase gain of less than $1 million was included in Other income in the Consolidated Statement of Operations for the year ended December 31, 2017 representing the excess of fair value of the net assets acquired over the purchase price.
(2) In June 2018, the Company completed the acquisition for 100% of the assets in Claim Analytics Inc., a Canadian based provider of predictive analytics solutions for the insurance industry. In relation to this acquisition, the Company recorded intangible assets related to customer relationships of $4 million.
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	December 31, 2019			December 31, 2018
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Renewal rights	$48,163	$(35,238)	$12,925	$48,163	$(31,828)	$16,335
Customer relationships	67,619	(42,419)	25,200	67,546	(36,188)	31,358
Life VOBA	75,583	(5,725)	69,858	75,583	(3,932)	71,651
Total definite-lived intangible assets	$191,365	$(83,382)	$107,983	$191,292	$(71,948)	$119,344
Indefinite-lived intangible assets:
Insurance licenses	9,555	n/a	9,555	9,555	n/a	9,555
Total intangible assets	$200,920	$(83,382)	$117,538	$200,847	$(71,948)	$128,899

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 10-13 years for renewal rights and customer relationships, and 100 years for life VOBA.

The allocation of the goodwill to the Company’s segments at December 31, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	2019	2018
P&C segment	$242,376	$242,376
Specialty segment	196,047	196,047
Life and Health segment	17,957	17,957
Total	$456,380	$456,380
The estimated future amortization expense related to the Company’s definite-lived intangible assets is as follows (in thousands of U.S. dollars):

Year	VOBA	Other definite- lived intangible assets	Total definite- lived intangible assets
2020	$1,573	$8,422	$9,995
2021	1,486	7,349	8,835
2022	2,478	6,423	8,901
2023	2,272	5,641	7,913
2024	2,296	4,960	7,256
Thereafter	59,753	5,330	65,083
Total	$69,858	$38,125	$107,983
7. Non-life and Life and Health Reserves
(a) Non-life reserves
Non-life reserves are categorized into three types of reserves: case reserves, ACRs and IBNR reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. See also note 2(b).
The Company’s gross liability for non-life reserves reported by cedants (case reserves) and those estimated by the Company (ACRs and IBNR reserves) at December 31, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	December 31, 2019	December 31, 2018
Case reserves	$4,203,052	$4,217,068
ACRs	158,220	174,713
IBNR reserves	6,002,111	5,503,595
Non-life reserves	$10,363,383	$9,895,376

The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2019, 2018 and 2017 was as follows (in thousands of U.S. dollars):

	2019	2018	2017
Gross liability at beginning of year	$9,895,376	$10,102,172	$9,247,200
Reinsurance recoverable at beginning of year	850,946	719,998	295,388
Net liability at beginning of year	9,044,430	9,382,174	8,951,812
Net incurred losses related to: (1)
Current year	3,716,988	3,417,366	3,453,725
Prior years	(56,848)	(248,719)	(448,158)
	3,660,140	3,168,647	3,005,567
Net paid losses related to:
Current year	(439,285)	(336,584)	(472,291)
Prior years	(2,651,385)	(2,585,403)	(2,506,760)
	(3,090,670)	(2,921,987)	(2,979,051)
Retroactive reinsurance recoverable (2)	(81,013)	—	—
Change in Paris Re reserve agreement (3)	—	(397,493)	(3,481)
Effects of foreign exchange rate changes	75,701	(186,911)	407,327
Net liability at end of year	$9,608,588	$9,044,430	$9,382,174
Reinsurance recoverable at end of year	754,795	850,946	719,998
Gross liability at end of year	$10,363,383	$9,895,376	$10,102,172

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18. Non-life reserves allocated to Corporate and Other totaled $6 million, $9 million and $nil at December 31, 2019, 2018 and 2017, respectively.
(2) In the fourth quarter of 2019, the Company entered into a loss portfolio transfer agreement transferring 100% of liabilities, including profit commissions, related to its wholesale managing general agent portfolio. As a result of the transaction, the Company recorded a deferred gain of $14 million, which is included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheet.
(3) The change in reserve agreement includes adverse development on Paris Re’s reserves which were guaranteed by Axa under the reserve agreement. In 2018, this balance also includes the reduction of the guaranteed reserves following the commutation of the agreement in the fourth quarter of 2018.
For the year ended December 31, 2019, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in the P&C segment, which was partially offset by adverse loss emergence for the Specialty segment. The favorable loss emergence within the P&C segment was primarily from accident years 2014 and prior, mainly driven by the European casualty and motor business, which was partially offset by adverse loss emergence in the U.S. casualty business. The adverse loss emergence within the Specialty segment was across multiple accident years, predominantly from the engineering, aviation and multiline business.
For the year ended December 31, 2018, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both Non-life segments. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the European casualty business. The favorable loss emergence within the Specialty segment was across multiple accident years, predominantly from the financial risks and property marine energy business.
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

Paris Re Reserve Agreement
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re’s French operating subsidiary (Paris Re France) entered into a reserve agreement (Reserve Agreement) whereby AXA and Colisée Re guaranteed reserves in respect of Paris Re France and subsidiaries acquired in the acquisition. The Reserve Agreement related to losses incurred prior to December 31, 2005. The reserve guarantee was conditioned upon, among other things, the guaranteed business, including related ceded reinsurance, being managed by AXA Liabilities Managers, an affiliate of Colisée Re. At December 31, 2017, the Company’s gross liability for non-life reserves included $426 million of guaranteed reserves, which were settled prior to December 31, 2018 as a result of the commutation of the remaining reserves under the Reserve Agreement. As a result of this commutation, a gain of $29 million was recorded in Other income within the Consolidated Statement of Operations during the year ended December 31, 2018. As of December 31, 2019 no balances related to the Paris Re agreement remain.
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2019 and 2018 included $45 million and $47 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2019 and 2018 was $51 million and $54 million, respectively.
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
Non-life reserving methods
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
The principal reserving methods used for each of the Specialty segment and P&C segment were ELR, Reported/Paid B-F, and Reported/Paid CL, with the exception of catastrophe risks within the P&C segment where the principal reserving methods used were ELR based on exposure analysis and loss event specific methods.
(b) Life and Health Reserves
The reconciliation of the beginning and ending gross and net liability for life and health reserves for the years ended December 31, 2019, 2018 and 2017 was as follows (in thousands of U.S. dollars):

	2019	2018	2017
Gross liability at beginning of period	$2,198,080	$2,098,759	$1,722,330
Reinsurance recoverable at beginning of period	11,829	9,287	2,726
Net liability at beginning of period	$2,186,251	$2,089,472	$1,719,604
Liability acquired related to the acquisition of Aurigen	—	—	67,916
Net incurred losses	1,263,016	1,024,608	835,415
Net losses paid	(1,071,487)	(818,916)	(714,151)
Effects of foreign exchange rate changes	23,081	(108,913)	180,688
Net liability at end of period	$2,400,861	$2,186,251	$2,089,472
Reinsurance recoverable at end of period	16,183	11,829	9,287
Gross liability at end of period	$2,417,044	$2,198,080	$2,098,759
The increase in net losses incurred and paid in 2019 compared to 2018 was primarily due to growth in the longevity line of business.
The increase in net losses incurred and paid in 2018 compared to 2017 was primarily due to growth in the business and the inclusion of losses and loss expenses from the acquisition of Aurigen for a full year in 2018 compared to three quarters in 2017.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 7% at December 31, 2019, 2018 and 2017, respectively.
Life and health reserving methods
The reserving methods commonly employed by the Company are summarized as follows:
Mortality
The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. IBNR is calculated at the segment level using the ELR method described above for Non-life business.
The reserves for the traditional and limited payment long-duration contracts are established based upon accepted actuarial valuation methods which require us to make certain assumptions regarding future claims and policy benefits and includes a provision for adverse deviation. The provision for adverse deviation contemplates reasonable deviations from the best estimate assumptions for the key risk elements relevant to the product being evaluated, including mortality, disability, critical illness, expenses, and discount rates. The assumptions are locked in at contract inception and are subject to annual loss recognition testing (LRT). LRT occurs at the product group level, based on the manner of acquiring, servicing and measuring profitability of the reinsurance contracts. The LRT framework incorporates deferred acquisition cost (DAC) recoverability testing and involves determining an LRT reserve by re-measuring the policy benefit liabilities using current best estimate actuarial assumptions and current discount rates without any provisions for adverse deviation. If the aggregate LRT reserve is higher than the carrying amount of future policy benefit liabilities, net of DAC and VOBA, for a particular product grouping then a loss recognition event occurs. The DAC and VOBA asset balances for the given product grouping are first reduced, and if the balances are fully written off, the reserves will be increased, such that the current best estimate assumptions become the new locked-in basis.
The reserves for the guaranteed minimum death benefit (GMDB) reinsurance business are established similar to provisions for universal life contracts. Key actuarial assumptions for this business are mortality, lapses, interest rates, expected returns on cash and bonds and stock market performance. For the latter parameter, a stochastic option pricing approach is used and the benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios. The assumptions of investment performance and volatility are consistent with expected future experience of the respective underlying funds available for policyholder investment options. Recorded reserves for GMDB reflect management’s best estimate based upon actuarial indications.
Longevity
Reserves for the annuity portfolio of reinsurance contracts within the longevity book are established using the reserving methodology discussed above for long-term traditional mortality.
(c) Losses and Loss Expenses
Losses and loss expenses in the Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017 were comprised as follows (in thousands of U.S. dollars):

	2019	2018	2017
Non-life (1)	$3,660,140	$3,168,647	$3,005,567
Life and Health	1,263,016	1,024,608	835,415
Losses and loss expenses	$4,923,156	$4,193,255	$3,840,982

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18.
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2012 through 2019, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2012 through 2019, are presented in the tables below (in thousands of U.S. dollars).
The information presented below for incurred and paid claims development for each of the years ended December 31, 2012 through 2018 and the average annual percentage payout of incurred claims by age, net of reinsurance, is presented as supplementary information and is unaudited. The tables below reflect losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the losses and loss expenses in the Consolidated Statement of Operations reflect losses incurred at the average exchange rate for the period.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,									December 31, 2019
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	Total of IBNR plus expected development on reported claims
2012	$2,647,806	$2,459,009	$2,303,222	$2,196,596	$2,164,135	$2,195,163	$2,172,148	$2,139,972	$79,953
2013		2,880,337	2,706,850	2,528,689	2,475,252	2,441,912	2,414,380	2,411,641	124,904
2014			2,839,909	2,623,230	2,511,859	2,479,721	2,492,027	2,484,866	172,037
2015				2,894,162	2,603,297	2,497,256	2,512,588	2,514,275	245,645
2016					2,920,285	2,687,055	2,627,830	2,642,625	305,985
2017						2,979,457	2,944,385	2,900,190	519,547
2018							3,032,976	3,157,151	1,111,071
2019								3,380,372	2,599,954
Total								$21,631,092	$5,159,096

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019
2012	$284,166	$1,056,888	$1,442,587	$1,610,064	$1,713,934	$1,805,174	$1,854,934	$1,910,828
2013		243,466	1,296,424	1,648,668	1,849,929	1,980,425	2,073,929	2,139,380
2014			305,500	1,316,469	1,621,164	1,830,516	1,972,511	2,079,766
2015				303,258	1,220,915	1,620,950	1,842,331	2,009,107
2016					325,991	1,371,581	1,729,815	1,999,489
2017						386,724	1,505,014	1,947,279
2018							258,686	1,402,377
2019								373,408
Total								$13,861,634

Net reserves for Accident Years and exposures included in the triangles								$7,769,458
All outstanding liabilities before Accident Year 2012, net of reinsurance								1,390,371
Total outstanding liabilities for unpaid claims								$9,159,829

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE
Years	1	2	3	4	5	6	7	8
Non-life	11%	39%	15%	9%	6%	4%	3%	3%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,									December 31, 2019
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	Total of IBNR plus expected development on reported claims
2012	$662,441	$661,245	$583,098	$566,540	$551,100	$550,829	$538,974	$528,350	$1,763
2013		680,224	577,101	544,546	529,252	524,956	514,569	512,280	637
2014			516,850	472,237	450,682	448,212	444,769	443,084	1,273
2015				590,183	547,728	522,565	515,050	509,581	4,681
2016					725,033	682,433	635,793	615,922	689
2017						1,028,702	1,066,528	982,534	9,914
2018							853,796	895,740	143,479
2019								769,345	508,751
Total								$5,256,836	$671,187

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019
2012	$100,087	$357,186	$450,730	$484,755	$496,024	$505,112	$508,155	$515,287
2013		88,592	337,128	437,950	472,219	490,491	493,544	497,536
2014			93,141	324,074	388,404	414,611	424,255	429,061
2015				95,097	354,291	442,619	471,072	481,885
2016					135,797	458,282	540,023	577,319
2017						223,070	729,584	838,023
2018							76,543	552,879
2019								69,397
Total								$3,961,387

Net reserves for Accident Years and exposures included in the triangles								$1,295,449
All outstanding liabilities before Accident Year 2012, net of reinsurance								98,817
Total outstanding liabilities for unpaid claims								$1,394,266

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY
Years	1	2	3	4	5	6	7	8
Property	17%	51%	15%	6%	3%	1%	1%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,									December 31, 2019
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	Total of IBNR plus expected development on reported claims
2012	$691,612	$677,836	$650,181	$609,784	$592,346	$600,562	$596,124	$581,746	$57,791
2013		802,811	799,292	750,054	732,098	727,631	724,046	721,739	103,987
2014			904,048	879,775	859,778	865,219	881,493	874,893	143,527
2015				901,313	842,230	818,099	860,334	863,757	198,744
2016					850,575	802,362	823,050	851,402	243,580
2017						761,332	730,116	758,644	310,148
2018							942,480	958,819	556,588
2019								1,206,641	1,034,865
Total								$6,817,641	$2,649,230

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019
2012	$51,617	$135,521	$205,350	$278,348	$334,492	$392,972	$424,029	$451,205
2013		50,730	159,533	267,552	349,230	419,638	481,271	521,963
2014			72,033	210,083	314,019	414,479	502,072	573,236
2015				67,148	187,592	300,608	398,833	501,185
2016					36,648	166,265	266,382	382,219
2017						61,252	179,150	290,131
2018							62,265	235,579
2019								88,066
Total								$3,043,584

Net reserves for Accident Years and exposures included in the triangles								$3,774,057
All outstanding liabilities before Accident Year 2012, net of reinsurance								1,235,855
Total outstanding liabilities for unpaid claims								$5,009,912

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY
Years	1	2	3	4	5	6	7	8
Casualty	7%	16%	13%	12%	10%	9%	6%	5%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,									December 31, 2019
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	Total of IBNR plus expected development on reported claims
2012	$1,293,753	$1,119,928	$1,069,943	$1,020,272	$1,020,689	$1,043,772	$1,037,050	$1,029,876	$20,399
2013		1,397,302	1,330,457	1,234,089	1,213,902	1,189,325	1,175,765	1,177,622	20,280
2014			1,419,011	1,271,218	1,201,399	1,166,290	1,165,765	1,166,889	27,237
2015				1,402,666	1,213,339	1,156,592	1,137,204	1,140,937	42,220
2016					1,344,677	1,202,260	1,168,987	1,175,301	61,716
2017						1,189,423	1,147,741	1,159,012	199,485
2018							1,236,700	1,302,592	411,004
2019								1,404,386	1,056,338
Total								$9,556,615	$1,838,679

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019
2012	$132,462	$564,181	$786,507	$846,961	$883,418	$907,090	$922,750	$944,336
2013		104,144	799,763	943,166	1,028,480	1,070,296	1,099,114	1,119,881
2014			140,326	782,312	918,741	1,001,426	1,046,184	1,077,469
2015				141,013	679,032	877,723	972,426	1,026,037
2016					153,546	747,034	923,410	1,039,951
2017						102,402	596,280	819,125
2018							119,878	613,919
2019								215,945
Total								$6,856,663

Net reserves for Accident Years and exposures included in the triangles								$2,699,952
All outstanding liabilities before Accident Year 2012, net of reinsurance								55,699
Total outstanding liabilities for unpaid claims								$2,755,651

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY
Years	1	2	3	4	5	6	7	8
Specialty	12%	48%	16%	8%	4%	2%	2%	2%
The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by our cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.
As disclosed in the notes to the consolidated financial statements for the year ended December 31, 2016, the Company concluded that it was impracticable to provide net incurred and paid losses and loss expenses development data for 10 years. As a result, the Company provided 5 years of data in 2016 and includes an additional year of data for each subsequent year such that by 2021 a full 10 years of data will be disclosed.

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2019 was as follows (in thousands of U.S. dollars):

December 31, 2019
Total outstanding liability for unpaid claims
Property	$1,394,266
Casualty	5,009,912
Specialty	2,755,651
Total outstanding liabilities for unpaid claims	$9,159,829
Unallocated loss expenses	$164,021
U.S. health net reserves (1)	281,022
Other	3,716
Total other liabilities	$448,759
Net liability at end of year	$9,608,588

Reinsurance recoverable on paid and unpaid claims
Property	$340,926
Casualty	86,940
Specialty	326,929
Reinsurance recoverable at end of year	$754,795
Gross liability at end of year	$10,363,383

(1) U.S. health business is not meaningful to include in the development tables as the estimated average duration of the health reserves is less than one year and substantially all claims are expected to be paid within two years, based on historical payout patterns.
8. Reinsurance
(a) Reinsurance Recoverable on Paid and Unpaid Losses
The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery from retrocessionaires of a portion of losses and loss expenses. The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. The Company actively manages its reinsurance exposures by generally selecting retrocessionaires having a credit rating of A- or higher. In certain cases where an otherwise suitable retrocessionaire has a credit rating lower than A-, the Company generally requires the posting of collateral, including escrow funds and letters of credit, as a condition to its entering into a retrocession agreement. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. There was no allowance for uncollectible reinsurance recoverable at December 31, 2019 and 2018 deemed necessary based on the quantitative and qualitative analysis as collectability was determined to be reasonably assured and given that any recoverables related to reinsurers with ratings below A- or unrated are collateralized.

(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2019, 2018 and 2017 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2019
Non-life (1)	$5,792,542	$5,433,357	$3,879,242
Life and Health	1,492,778	1,489,721	1,277,684
Assumed	$7,285,320	$6,923,078	$5,156,926

Non-life (1)	$353,735	$375,301	$219,102
Life and Health	22,527	22,559	14,668
Ceded	$376,262	$397,860	$233,770

Non-life (1)	$5,438,807	$5,058,056	$3,660,140
Life and Health	1,470,251	1,467,162	1,263,016
Net	$6,909,058	$6,525,218	$4,923,156

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2018
Non-life	$5,064,780	$4,751,958	$3,566,201
Life and Health	1,235,149	1,235,973	1,035,363
Assumed	$6,299,929	$5,987,931	$4,601,564

Non-life	$472,498	$450,096	$397,554
Life and Health	24,067	24,025	10,755
Ceded	$496,565	$474,121	$408,309

Non-life	$4,592,282	$4,301,862	$3,168,647
Life and Health	1,211,082	1,211,948	1,024,608
Net	$5,803,364	$5,513,810	$4,193,255

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2017
Non-life	$4,604,938	$4,483,662	$3,644,844
Life and Health	982,956	987,884	813,446
Assumed	$5,587,894	$5,471,546	$4,458,290

Non-life	$450,129	$428,471	$639,277
Life and Health	17,839	18,094	(21,969)
Ceded	$467,968	$446,565	$617,308

Non-life	$4,154,809	$4,055,191	$3,005,567
Life and Health	965,117	969,790	835,415
Net	$5,119,926	$5,024,981	$3,840,982

(1)	Non-life Losses and loss expenses include amounts allocated to Corporate and Other as disclosed in Note 18.

9. Debt
The debt outstanding related to senior notes and capital efficient notes (CENts) and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2019 and 2018 was comprised as follows (in thousands):

			December 31, 2019		December 31, 2018
Issuer	Related Maturity Date	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt related to senior notes
PartnerRe Finance B LLC	Due 2020	$—	$—	$—	$500,000	$515,518
PartnerRe Finance B LLC	Due 2029	$500,000	495,614	535,309	—	—
PartnerRe Ireland Finance DAC	Due 2026	€750,000	832,351	871,088	849,017	825,546
Total Debt related to senior notes			$1,327,965	$1,406,397	$1,349,017	$1,341,064
Debt related to CENts
PartnerRe Finance II Inc.	Due 2066	$62,484	$70,089	$55,866	$70,989	$59,299
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
The Irish finance entity is wholly-owned by PartnerRe Holdings Europe Limited, a wholly owned subsidiary of the Company. The proceeds received by the Irish finance entity upon issuance of debt were provided to the Company in exchange for notes receivable, which are eliminated on consolidation, together with the related interest. The Company determined that PartnerRe Ireland Finance DAC is a VIE and the Company is the primary beneficiary. As a result, the debt issued externally has been reflected as Debt related to senior notes in the Consolidated Balance Sheets and the related interest as interest expense in the Consolidated Statements of Operations.
Debt related to senior notes
In March 2010, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 5.500% senior notes due June 1, 2020 with the option to redeem, in whole or in part, at any time. PartnerRe U.S. Corporation agreed to pay the related 5.500% note payable on the same terms to PartnerRe Finance B LLC. On July 19, 2019, the Company early redeemed these senior notes and settled the related intercompany note, with an aggregate principle of $500 million for a make-whole redemption price. As a result, the Company recorded a loss on redemption of debt of $15 million in the Consolidated Statement of Operations during 2019.
In June 2019, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 3.700% senior notes at a price of 99.783% of the principal amount. The net proceeds of the issuance, after consideration of the offering discount and underwriting expenses and commissions, totaled $496 million. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption requiring the payment of a make-whole premium. Early redemption prior to June 19, 2022 is subject to the Bermuda Monetary Authority's approval. Commencing on January 2, 2020, interest on these notes is payable semi-annually at an annual fixed rate of 3.700%. Unless previously redeemed, the notes mature on July 2, 2029. PartnerRe U.S. Corporation has agreed to pay a related 3.700% note payable to PartnerRe Finance B LLC for any unpaid principal amount on July 2, 2029. These senior notes are ranked as senior unsecured obligations of PartnerRe Finance B LLC and the Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness. The proceeds from this issuance were used to fully redeem the senior notes due 2020 on July 19, 2019.
In September 2016, PartnerRe Ireland Finance DAC issued €750 million aggregate principal amount of 1.250% senior notes at a price of 99.144% of the principal amount, which are listed in the main securities market of the Irish Stock Exchange. Interest is payable annually commencing on September 15, 2017. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time. Early redemption prior to September 15, 2021 is subject to the Bermuda Monetary Authority's approval. Unless previously redeemed, the notes mature on September 15, 2026. These senior notes are ranked as senior unsecured obligations of PartnerRe Ireland Finance DAC. The Company has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC under these senior notes. The Company’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Debt related to CENts
In November 2006, PartnerRe Finance II Inc. issued Fixed-to-Floating Rate Junior Subordinated CENts with a principal amount of $250 million and on March 13, 2009, purchased and retired $187 million of this principal amount. On June 5, 2019, an additional $1 million of the principal amount was purchased and retired. As a result, the remaining aggregate principal amount of the CENts as at December 31, 2019 was $62 million. In November 2006, PartnerRe U.S. Corporation issued a Fixed-to-Floating Rate promissory note, with a principal amount of $258 million to PartnerRe Finance II Inc. due December 1, 2066. In March 2009, $187 million of the principal amount was extinguished, with an additional $1 million of the principal amount extinguished in June 2019. As a result, the remaining principal amount of the intercompany promissory note as at December 31, 2019, which is included as Debt related to CENts in the Consolidated Balance Sheet, was $70 million.
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
10. Shareholders’ Equity
Authorized Shares
At December 31, 2019 and 2018, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
At December 31, 2019 and 2018, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by EXOR Nederland N.V.
Redeemable Preferred Shares
At December 31, 2019 and 2018, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, were as follows (in millions of U.S. dollars, except number of shares and percentage amounts):

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

Following the acquisition by EXOR N.V. (subsequently renamed EXOR Nederland N.V.) in 2016, the Company launched an exchange offer whereby participating preferred shareholders could exchange any or all existing preferred shares for newly issued preferred shares reflecting, subject to certain exceptions, an extended call date of the fifth anniversary from the date of issuance, and a restriction on payment of dividends on common shares declared with respect to any fiscal quarter to an amount not exceeding 67% of net income during such fiscal quarter until December 31, 2020. If the Company does not make aggregate distributions of all of the distributable amounts during any fiscal quarter, such remaining amounts will carryover and are available for dividends in subsequent fiscal quarters, regardless of the Company’s Net income or loss during such subsequent fiscal quarters. As a result of the exchange offer, the Company cancelled the Series D, E and F preferred shares tendered in the exchange offer. Non-tendered preferred shares not exchanged and the new Series G, H and I preferred shares remained outstanding and continued to be listed on the NYSE. The terms of the newly issued preferred shares would otherwise remain identical in all material respects to the Company’s existing preferred shares, which are described below.
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
The Company may redeem the Series F preferred shares at any time at whole or in part from time to time since March 1, 2018.
The Company may redeem each of the Series G, H and I preferred shares on or after May 1, 2021.
Dividends on the Series F and I preferred shares are non-cumulative and are payable quarterly. Dividends on the Series G and H preferred shares are cumulative from the date of issuance and are payable quarterly in arrears.
11. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of policyholders’ earned surplus as determined in accordance with the relevant statutory accounting practices. In addition, in accordance with the terms of the merger agreement between the Company and EXOR N.V., subsequent to preferred share exchange (see Note 10), the Company's payment of dividends on common shares declared with respect to any fiscal quarter is restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. If the Company does not make aggregate distributions of all of the distributable amounts during any fiscal quarter, such remaining amounts will carryover and are available for dividends in subsequent fiscal quarters, regardless of the Company’s Net income or loss during such subsequent fiscal quarters. At December 31, 2019, given the Company complied with its Bermuda solvency requirements, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2019, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include the elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and capital requirements, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR). The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. At December 31, 2019, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $1,058 million.
PartnerRe Europe is subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lays down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is April 7, 2020.

PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited, to the lesser of adjusted net investment income or 10% of its total statutory capital and surplus as of the most recently filed annual statement.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2020.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2019 are due to be submitted to the relevant regulatory authorities later in 2020, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities. As a result, the comparative figures in the tables below reflect final figures submitted to regulatory authorities for 2018 and 2017.
The statutory net income (loss) of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia for the years ended December 31, 2019, 2018 and 2017 was as follows (in millions of U.S. dollars):

	2019	2018	2017
PartnerRe Bermuda	$863	$138	$(69)
PartnerRe Europe	$188	$1	$153
PartnerRe U.S.	$(106)	$(197)	$24
PartnerRe Asia	$8	$(40)	$18
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia at December 31, 2019 and 2018 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia
	2019	2018	2019	2018	2019	2018	2019	2018
Required statutory capital and surplus	$2,441	$2,145	$1,532	$1,511	$911	$732	$64	$56
Actual statutory capital and surplus	$4,858	$4,233	$2,219	$2,169	$1,080	$1,094	$208	$208
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
12. Taxation
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

Income tax returns are open for examination for the tax years 2014-2019 in Hong Kong, 2015-2019 in Canada, Ireland, and the U.S., 2016-2019 in Singapore and Switzerland, and 2018-2019 in France. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.
Income tax expense (benefit) for the years ended December 31, 2019, 2018 and 2017 was as follows (in thousands of U.S. dollars):

	2019	2018	2017
Current income tax expense (benefit)
U.S.	$12,899	$(6,872)	$(10,031)
Non U.S.	64,069	33,887	76,425
Total current income tax expense	$76,968	$27,015	$66,394
Deferred income tax (benefit) expense
U.S.	$(25,850)	$(40,318)	$5,538
Non U.S.	4,268	3,256	(58,702)
Total deferred income tax (benefit)	$(21,582)	$(37,062)	$(53,164)
Unrecognized tax (benefit) expense
U.S.	$—	$—	$—
Non U.S.	(2,850)	1,113	(2,872)
Total unrecognized tax (benefit) expense	$(2,850)	$1,113	$(2,872)
Total income tax (benefit) expense
U.S.	$(12,951)	$(47,190)	$(4,493)
Non U.S.	65,487	38,256	14,851
Total income tax expense (benefit)	$52,536	$(8,934)	$10,358
Income (loss) before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income (loss) before taxes was as follows for the years ended December 31, 2019, 2018 and 2017 (in thousands of U.S. dollars):

	2019	2018	2017
Domestic (Bermuda)	$715,912	$33,759	$82,219
Foreign	273,372	(128,687)	192,160
Income (loss) before taxes	$989,284	$(94,928)	$274,379

Reconciliation of effective tax rate (% of income (loss) before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	6.5	14.3	11.4
Impact of foreign exchange gains or losses	(0.5)	(4.2)	(3.2)
Unrecognized tax benefit	0.2	(1.2)	(1.0)
Tax-exempt income and expenses not deductible	(0.6)	7.3	(5.2)
Foreign branch tax	(1.2)	(4.1)	(24.6)
Valuation allowance	0.7	(12.3)	24.8
Outside basis difference in subsidiary	—	6.7	—
Other	0.2	2.9	1.6
Actual tax rate	5.3%	9.4%	3.8%

On September 1, 2019, the Canton of Zurich, Switzerland enacted legislation to reduce the current corporate tax rate income tax rate from 21.15% to 19.7% in 2021. As a result, deferred tax assets and liabilities in Switzerland were revalued at December 31, 2019, resulting in an income tax benefit of $6 million for the year ended December 31, 2019. On December 22, 2017, the United States enacted the Tax Cuts and Jobs Act ("TCJA") to reduce the corporate income tax rate from 35% to 21% effective for taxable years beginning after December 31, 2017, and on December 30, 2017, France enacted legislation to progressively reduce the current corporate income tax rate of 34.43% to specific scheduled effective rates, including the applicable surtax, for each subsequent year end which includes 28.92% on the first €500,000 taxable income and 34.43% on the remainder for 2019 decreasing to 25.83% for 2022. As a result, deferred tax assets and liabilities in the United States and France were revalued at December 31, 2017, resulting in an income tax expense of $5 million for the year ended December 31, 2017.
During the year ended December 31, 2018, the Company completed its review of income tax enactment-date effects, including the revaluation of December 31, 2017 deferred tax assets and liabilities in the United States and France, and determined no significant measurement period adjustments were required.
The components of net tax assets and liabilities at December 31, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	December 31, 2019	December 31, 2018
Net tax assets	$179,813	$157,690
Net tax liabilities	(135,966)	(101,525)
Net tax assets	$43,847	$56,165

	December 31, 2019	December 31, 2018
Net current tax assets	$65,000	$102,091
Net deferred tax liabilities	(15,464)	(37,183)
Net unrecognized tax benefit	(5,689)	(8,743)
Net tax assets	$43,847	$56,165
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	December 31, 2019	December 31, 2018
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$15,924	$27,103
Foreign tax credit carryforwards	173,936	161,177
Tax loss carryforwards	80,523	49,721
Unearned premiums	37,226	26,071
Other deferred tax assets	50,738	47,877
	$358,347	$311,949
Valuation allowance	(186,907)	(189,090)
Deferred tax assets	$171,440	$122,859
Deferred tax liabilities
Deferred acquisition costs	$64,140	$45,558
Goodwill and other intangibles	61,773	65,114
Equalization reserves	6,416	16,606
Unrealized appreciation and timing differences on investments	26,752	5,012
Unrealized appreciation and timing differences on foreign exchange revaluations	18,830	21,117
Other deferred tax liabilities	8,993	6,635
Deferred tax liabilities	$186,904	$160,042
Net deferred tax liabilities	$(15,464)	$(37,183)
Realization of the deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2019 relates to a foreign tax credit carryforward of $174 million in Ireland, and net deferred tax assets of $5 million in Canada and $8 million in the United States. The valuation allowance recorded at December 31, 2018 related to a foreign tax credit carryforward of $161 million in Ireland, other deferred foreign tax of $7 million in Ireland, net deferred tax assets of $13 million in Canada and $8 million in the United States.

At December 31, 2019, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $18 million in Singapore and $2 million in Hong Kong that can be carried forward for an unlimited period of time, and $52 million in the United States that predominantly relates to non-life insurance company taxable losses and can be carried forward for 19-20 years . At December 31, 2018, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $17 million in Singapore and $1 million in Hong Kong that can be carried forward for an unlimited period of time, and $21 million in the United States that predominantly relates to non-life insurance company taxable losses and can be carried forward for 20 years .
The total amount of unrecognized tax benefits for the years ended December 31, 2019, 2018 and 2017 was as follows (in thousands of U.S. dollars):

	January 1, 2019	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2019
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$6,639	$(3,560)	$1,258	$—	$(152)	$4,185
Interest and penalties recognized on the above	2,104	(669)	121	—	(52)	1,504
Total unrecognized tax benefits, including interest and penalties	$8,743	$(4,229)	$1,379	$—	$(204)	$5,689

	January 1, 2018	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2018
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$6,460	$73	$346	$—	$(240)	$6,639
Interest and penalties recognized on the above	1,481	691	—	—	(68)	2,104
Total unrecognized tax benefits, including interest and penalties	$7,941	$764	$346	$—	$(308)	$8,743

	January 1, 2017	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2017
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$8,722	$281	$589	$(4,115)	$983	$6,460
Interest and penalties recognized on the above	968	900	6	(534)	141	1,481
Total unrecognized tax benefits, including interest and penalties	$9,690	$1,181	$595	$(4,649)	$1,124	$7,941
For the years ended December 31, 2019, 2018 and 2017, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as Income tax expense (benefit) in the Consolidated Statements of Operations.
At December 31, 2019, an unrecognized tax benefit of $2 million is reasonably expected to reverse within twelve months.
13. Share-Based Incentives
During 2017, the Company designated a new class of voting Class B shares. Class B shares can either be purchased by or granted to certain executives or non-executive directors of the Company at the discretion of the Company in line with the provisions set out in the Certificate of Designation, or any sub-plan or addendum thereto.

Grants can be made by the Company twice per year as of March 1 or September 1. The number of shares granted is determined based on a long-term incentive (LTI) award amount divided by the latest U.S. GAAP book value (or common shareholder's equity) per share published as of either December 31 or June 30 (the valuation dates). As a result, Class B shares with a grant date of March 1 are based on the U.S. GAAP book value as of the December 31 valuation date, while Class B shares with a grant date of September 1 are based on the U.S. GAAP book value as of the June 30 valuation date. The granted shares may be issued net of share equivalent to settle related withholding taxes, where applicable.
Restricted Class B shares are granted at $nil consideration and are restricted from sale for a period of up to three years from the date of grant. An acceleration of the restriction period may occur under certain circumstances, including death, permanent disability, or retirement of the shareholder. Notwithstanding these provisions, the Company's Board of Directors has authority to accelerate the restriction period at its own discretion. Restricted Class B shares granted are recognized at fair value over the restriction period.
Unrestricted Class B shares can be purchased twice per year at a price based on the latest U.S. GAAP book value as of the most recent valuation date of either June 30 or December 31. Such subscriptions may only be permitted within 30 days following public release of the U.S. GAAP book value of the Company as of the applicable valuation date.
Unrestricted Class B shares can be transferred or sold back to the Company, subject to any applicable restrictions as per the Certificate of Designation, at the option of the shareholder. The notices of grant require that, once the restriction period has expired, the employee can only sell or transfer the Class B shares back to the Company provided the employee continues to hold shares in the amount of a minimum of four times their gross annual long-term incentive target value, unless otherwise agreed in writing.
The Class B shares are accounted for as liabilities, with 13 million and $16 million included in Accounts payable, accrued expense and other in the Consolidated Balance Sheets at December 31, 2019 and 2018, respectively. The compensation expense related to Class B awards for the years ended December 31, 2019, 2018 and 2017 was approximately $10 million, $4 million, and $2 million, respectively, included in Other expenses in the Company's Consolidated Statement of Operations.
During 2019, there were repurchases by the Company of approximately $13 million, which included $6 million restricted Class B shares and $7 million unrestricted Class B shares.
The following table provides an activity summary of the Company's restricted and unrestricted Class B shares outstanding:

	Restricted Class B shares	Unrestricted Class B shares	Total Class B shares
Outstanding December 31, 2017	71,658	183,834	255,492
Granted	90,152	—	90,152
Outstanding December 31, 2018	161,810	183,834	345,644
Granted	117,929	—	117,929
Purchased	—	18,875	18,875
Repurchased	(100,407)	(100,273)	(200,680)
Outstanding December 31, 2019	179,332	102,436	281,768
14. Retirement Benefit Arrangements
For employee retirement benefits, the Company maintains certain defined contributions plans and other active and frozen defined benefit plans. The majority of the defined benefit obligation at December 31, 2019 relates to a hybrid plan accounted for as a defined benefit plan under U.S. GAAP for the Company’s Zurich office employees (the Zurich Plan).
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
The Company incurred expenses for these defined contribution arrangements of $13 million, $13 million and $11 million for the years ended December 31, 2019, 2018 and 2017, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.

Active Defined Benefit Plan
The Company maintains the Zurich Plan, which is classified as a hybrid plan and accounted for as a defined benefit plan under U.S. GAAP. At December 31, 2019 and 2018, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2019	2018
Underfunded pension obligation at beginning of year	$37,105	$64,342
Change in pension obligation
Service cost	$8,619	$7,203
Interest cost	1,584	1,366
Plan participants’ contributions	3,604	2,938
Actuarial loss (gain)	18,286	(9,439)
Plan amendments	3,551	(19,945)
Benefits paid	(2,352)	(4,901)
Foreign currency adjustments	2,828	(584)
Change in pension obligation	$36,120	$(23,362)
Change in fair value of plan assets
Actual return on plan assets	18,140	958
Employer contributions	7,193	5,245
Plan participants’ contributions	3,604	2,938
Benefits paid	(2,352)	(4,901)
Foreign currency adjustments	2,198	(365)
Change in fair value of plan assets	$28,783	$3,875
Underfunded pension obligation at end of year	$44,442	$37,105
Additional information:
Projected benefit obligation at end of year(1)	$197,912	$161,792
Fair value of plan assets at end of year	$153,470	$124,687
Underfunded pension obligation at end of year	$44,442	$37,105
Accumulated pension obligation at end of year(2)	$189,089	$152,681

(1) Represents the actuarial present value of all benefits attributed to employee service rendered to December 31, measured using assumptions as to future compensation levels
(2) Represents the actuarial present value of benefits (whether vested or non-vested) attributed to employee service rendered and compensation to December 31, with no assumption about future compensation levels
At December 31, 2019 and 2018, the underfunded pension obligation of $44 million and $37 million, respectively, was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The amounts included in Accumulated other comprehensive loss at December 31, 2019 and 2018 were cumulative losses of $16 million (net of $4 million of taxes) and $9 million (net of $2 million of taxes), respectively.
The net periodic benefit cost reported in Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017 was $5 million, $10 million and $11 million, respectively.
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
In September 2018, the Company approved an amendment to the Zurich Plan related to employer contributions, employee contribution choices, and spousal benefits, which resulted in a reduction of $20 million in the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet as of December 31, 2018.
On January 1, 2019, the pension scheme moved from a fully insured scheme with a guaranteed level of return to a partially insured scheme, both under the same pension provider (AXA Winterthur), participating in a single investment pool. On the set-up of the new partially insured plan, a coverage ratio of approximately 111%% was applied to the assets to reflect the change from the fully insured to the partially insured scheme. As at December 31, 2019 the coverage ratio was 115%% based on the performance of the assets. The actual return on plan assets for the year ended December 31, 2019 was $18 million, which included $5 million recognized in net income, and a $13 million reduction of the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet primarily related to the one-time impact of transitioning to the new scheme.
The fair value of the Zurich Plan’s assets at December 31, 2019 and 2018 were an investment pool of funds, including cash, of $153 million and $125 million, respectively. The partially insured funds comprise the accumulated pension plan contributions and investment returns thereon. These funds meet the definition of Level 2 inputs of the fair value hierarchy as defined in Note 3(a).
A transition group of pensioners elected to remain under the previous pension arrangement. This resulted in a plan amendment of $4 million which increased the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet as at December 31, 2019. This amount will be amortized into net income over the remaining years of service of active participants starting in 2020.
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2019, 2018 and 2017 were as follows:

	2019		2018		2017
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	0.25%	1.00%	1.00%	0.75%	0.75%	0.75%
Expected long-term return on plan assets	—	3.50%	—	0.75%	—	0.75%
Rate of compensation increase	2.00%	2.00%	2.25%	2.25%	2.25%	2.00%
At December 31, 2019, estimated employer contributions to be paid in 2020 related to the Zurich Plan were $7 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2020	$5,175
2021	$6,841
2022	$6,547
2023	$7,073
2024	$7,631
2025 to 2029	$45,389
The Company does not believe that any of the Zurich Plan’s assets will be returned to the Company during 2020.
15. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and government sponsored enterprises, and other highly rated non-U.S. sovereign governments’ and supranational organizations' securities. At December 31, 2019, other than the U.S. government and government sponsored enterprises and the World Bank, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. The investment in World Bank at December 31, 2019 totaled $1,110 million and is included in the Non-U.S. sovereign government, supranational and government related within Fixed maturities on the Consolidated Balance Sheets. At December 31, 2018, other than the U.S. government and government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.

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
The Company has exposure to credit risk related to reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses. The credit risk exposure related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process, monitoring of aged receivable balances and the contractual right to offset premiums receivable or funds held balances against non-life reserves. The Company regularly reviews its reinsurance recoverable balances to estimate an allowance for uncollectible amounts based on quantitative and qualitative factors. At December 31, 2019 and 2018, the Company recorded a provision for uncollectible premiums receivable of $7 million and $5 million, respectively. See also Note 8 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
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
(b) Lease Arrangements
The Company adopted a new lease accounting standard on January 1, 2019 (see Note 2(s)). The Company leases office space under operating leases expiring in various years through 2038. At the lease commencement, the Company determines the classification of each lease as either a finance lease or an operating lease. The Company currently only has leases classified as operating and the lease expense is recognized on a straight-line basis over the lease term. Operating lease right-of-use assets and operating lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Variable lease payments are excluded from these lease payments to the extent they are not based on consumer price index or a market index and are recognized in the period in which the obligation for those payments is incurred.
Many of the Company's lease terms include options to extend or terminate the lease at the discretion of the Company, and are reflected in the lease measurement only if the Company is reasonably certain of exercising those options. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company has lease agreements with lease and non-lease components, such as common-area maintenance costs. The Company has elected the practical expedient to account for lease components together with non-lease components as a single lease component for all real estate leases.
As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.
The following table summarizes the balances related to the Company's total lease expense and provides supplemental other information related to operating leases for the year ended December 31, 2019 (in thousands of U.S. dollars):

	2019
Operating lease costs	$15,893
Variable lease costs	2,598
Sublease income	(1,515)
Total lease costs	$16,976

Other information:
Operating lease right-of-use assets (1)	$75,774
Operating lease liabilities (2)	$85,777
Operating lease right-of-use assets obtained in exchange for lease obligations, non-cash (3)	$86,157
Operating cash outflows from operating leases	$11,305
Weighted-average remaining lease term on operating leases (4)	9.2	Yrs
Weighted-average discount rate on operating leases (5)	2.6%

(1) Included in Other assets in the Consolidated Balance Sheet
(2) Included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheet
(3) Includes transition amounts related to the adoption of the new lease guidance in 2019
(4) Weighted-average remaining lease term is calculated on the basis of the remaining lease term and the lease liability balance for each lease as of the reporting date
(5) Weighted-average discount rate is calculated on the basis of the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date and the remaining balance of the lease payments for each lease as of the reporting date
The following table shows the contractual maturities of the Company's operating lease liabilities at December 31, 2019 (in thousands of U.S. dollars):

Year	Expected cash flows
2020	$17,010
2021	12,295
2022	10,376
2023	9,647
2024	8,568
2025-2038	38,902
Discount	(11,021)
Total discounted operating lease liabilities	$85,777
The Company has additional lease commitments of $25 million related to leases that will not commence until 2021, with contractual lease terms of up to 10 years. As these leases have not yet commenced, the commitments are not included in the maturity table above or in the Consolidated Balance Sheets at December 31, 2019.

(c) Other Agreements
The Company has entered into service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $28 million, with $20 million and $4 million to be paid during 2020 and 2021, respectively, and the remainder to be paid through 2024.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e)), with unfunded capital commitments. As of December 31, 2019, the Company expects to fund capital commitments totaling $855 million with $378 million, $307 million, $122 million, and $48 million to be paid during 2020, 2021, 2022, and 2023, respectively.
The Company has committed to a 10-year structured letter of credit facility issued by a high credit quality international bank which has a final maturity of December 31, 2024. At December 31, 2019 and 2018, the Company’s participation in the facility was $69 million and $67 million, respectively. At December 31, 2019, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
(d) Legal Proceedings
Litigation
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation and disputes, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance contracts. This category of business litigation typically involves, among other things, allegations of underwriting errors or omissions, employment claims or regulatory activity. While the outcome of business litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
At December 31, 2019, the Company was not a party to any litigation or arbitration that it believes could have a material effect on the financial condition, results of operations or liquidity of the Company.
In March 2019, a cedant (“the Cedant”) brought a motion for a declaratory judgment against the Company in the Québec Superior Court seeking a declaration that the Cedant had properly exercised its right, pursuant to an agreement between the parties, to recapture certain portfolios of life reinsurance contracts that the Cedant had retroceded to the Company. The Cedant alleges that such recapture entitles it to a payment from the Company of approximately CAD $144.7 million (approximately U.S. $110 million). The Company believes it has strong defenses to the Cedant’s claim, including that the Cedant failed to unconditionally exercise its alleged recapture right within the specified contractual parameters, and that even if the Cedant had done so, the recapture payment requested is significantly overstated. If the Cedant's claim prevails in its entirety, the Company could incur a loss, calculated as the value of the recapture payment reduced by the net reserves recorded by the Company related to the in-force business subject to recapture. However, the Company cannot reasonably predict the result of this matter. As the Company believes that it is not probable that a loss has been or is expected to be incurred for this litigation, no accrual for a contingent liability has been made as at December 31, 2019.
16. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2019, the total amount of such credit facilities available to the Company was approximately $602 million, with the significant facilities as follows:

•
$400 million combined credit facility, with the first $100 million being unsecured and any further utilization secured. This credit facility matures each year on November 14, and automatically extends for a further year, unless canceled by either counterparty

•	$150 million secured credit facility, that matures on December 31, 2021, and automatically extends for a further year unless canceled by either counterparty

•	$50 million secured credit facility, that matures on December 21, 2021, and automatically extends for a further year unless canceled by either counterparty.
Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued for a total of $102 million on an unsecured basis and $338 million on a secured basis at December 31, 2019 in respect of losses and unearned premium reserves. The committed secured credit facilities maintained by the Company are used for the issuance of letters of credit which must be fully secured with either cash, government bonds and/or investment grade bonds.
The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2019, no conditions of default existed under these facilities.
17. Related Party Transactions
During 2019 and 2018, the Company declared and paid to EXOR Nederland N.V. common share dividends totaling $199 million and $48 million, respectively.
In the normal course of its underwriting activities, the Company has entered into reinsurance agreements with companies affiliated with the Company.
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company, including the following:

•
In 2018, the Company entered into an agreement with Exor to invest in a newly formed limited partnership, Exor Seeds L.P. At December 31, 2019 and 2018, the carrying value of the Company's investment in the limited partnership was $32 million and $11 million, respectively, with the increase from 2018 driven primarily by additional capital contributions. This investment is accounted for using the equity method and is included within Other invested assets in the Consolidated Balance Sheets.

•
In 2017, the Company invested $500 million in two Exor managed public equity funds. At December 31, 2019 and 2018, the carrying value of these investments totaled $948 million and $563 million, respectively. These investments are recorded at fair value and are included within Equities in the Consolidated Balance Sheets. Net realized and unrealized investment gains related to these funds of $385 million, $12 million, and $51 million were recorded in the Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017, respectively.

•
In 2017, the Company purchased certain real estate investments from Almacantar, an equity method investee, for total cash consideration of £55 million ($83 million). At December 31, 2019 and 2018, the carrying value of real estate was $72 million and $73 million, respectively, with the changes in carrying value from original cost related to impairment losses and the foreign currency impact of translating the GBP denominated balance to U.S. dollars. The years ended December 31, 2019 and 2018 included impairment losses of $3 million and $6 million, respectively, related to these real estate investments. These investments are classified as Investments in real estate in the Consolidated Balance Sheets. Refer also to Note 4(f) for a discussion of the Company's interest in Almacantar.

During the years ended December 31, 2019, 2018 and 2017, the Company entered into various agreements with Exor whereby Exor provides services in exchange for fees as follows:

•
advisory services related to certain real estate investments where the Company paid approximately $221 thousand, $45 thousand, and $45 thousand for services rendered in 2019, 2018 and 2017, respectively

•
services commencing in September 2018 for investment advisory and use of certain office space, where the Company paid $254 thousand and $273 thousand related to services provided in 2019 and 2018, respectively

•
certain advisory services for a fixed annual fee of $500 thousand in 2019 and 2018. Fees paid in 2017 were less than $500 thousand, as the fixed annual fee was increased from €300 thousand to $500 thousand effective April 1, 2017.

The transactions between related parties discussed above were entered into at arm's-length.
18. Segment Information
The Company monitors the performance of its operations in three segments: Property and Casualty (P&C), Specialty and Life and Health. The business in the P&C and Specialty segments is collectively referred to as Non-life business. P&C, Specialty and Life and Health each separately represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns and approach to risk management.
The P&C segment is comprised of property and casualty business underwritten, including property catastrophe, facultative and U.S. health risks. The Specialty segment is comprised of specialty business underwritten, including treaty and facultative contracts. The Life and Health segment is comprised of mortality, morbidity and longevity business.

Management measures results for the P&C and Specialty segments on the basis of the loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio (all defined below). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes underwriting result and net investment income allocated to life business.
The segment results for the years ended December 31, 2019, 2018 and 2017 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2019

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,579	$2,213	$5,792	$1,493	$—	$7,285
Net premiums written	$3,302	$2,137	$5,439	$1,470	$—	$6,909
Increase in unearned premiums	(231)	(150)	(381)	(3)	—	(384)
Net premiums earned	$3,071	$1,987	$5,058	$1,467	$—	$6,525
Losses and loss expenses	(2,167)	(1,496)	(3,663)	(1,263)	3	(4,923)
Acquisition costs	(783)	(523)	(1,306)	(149)	—	(1,455)
Technical result	$121	$(32)	$89	$55	$3	$147
Other (loss) income	(1)	—	(1)	15	1	15
Other expenses	(80)	(28)	(108)	(69)	(193)	(370)
Underwriting result	$40	$(60)	$(20)	$1	n/a	$(208)
Net investment income				72	377	449
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					887	887
Interest expense					(40)	(40)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(87)	(87)
Income tax expense					(53)	(53)
Interest in earnings of equity method investments					16	16
Net income					n/a	$937
Loss ratio (1)	70.6%	75.3%	72.4%
Acquisition ratio (2)	25.5	26.3	25.8
Technical ratio (3)	96.1%	101.6%	98.2%
Other expense ratio (4)	2.6	1.4	2.1
Combined ratio (5)	98.7%	103.0%	100.3%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Segment Information
For the year ended December 31, 2018

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,015	$2,050	$5,065	$1,235	$—	$6,300
Net premiums written	$2,722	$1,870	$4,592	$1,211	$—	$5,803
(Increase) decrease in unearned premiums	(187)	(103)	(290)	1	—	(289)
Net premiums earned	$2,535	$1,767	$4,302	$1,212	$—	$5,514
Losses and loss expenses	(2,073)	(1,096)	(3,169)	(1,025)	—	(4,194)
Acquisition costs	(606)	(502)	(1,108)	(129)	—	(1,237)
Technical result	$(144)	$169	$25	$58	$—	$83
Other income	30	—	30	13	7	50
Other expenses	(75)	(27)	(102)	(51)	(153)	(306)
Underwriting result	$(189)	$142	$(47)	$20	n/a	$(173)
Net investment income				66	350	416
Allocated underwriting result				$86	n/a	n/a
Net realized and unrealized investment losses					(390)	(390)
Interest expense					(43)	(43)
Amortization of intangible assets					(35)	(35)
Net foreign exchange gains					119	119
Income tax benefit					9	9
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(86)
Loss ratio	81.8%	62.0%	73.7%
Acquisition ratio	23.9	28.4	25.8
Technical ratio	105.7%	90.4%	99.5%
Other expense ratio	3.0	1.5	2.4
Combined ratio	108.7%	91.9%	101.9%

Segment Information
For the year ended December 31, 2017

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$2,671	$1,934	$4,605	$983	$—	$5,588
Net premiums written	$2,375	$1,780	$4,155	$965	$—	$5,120
(Increase) decrease in unearned premiums	(45)	(55)	(100)	5	—	(95)
Net premiums earned	$2,330	$1,725	$4,055	$970	$—	$5,025
Losses and loss expenses	(2,051)	(955)	(3,006)	(835)	—	(3,841)
Acquisition costs	(534)	(489)	(1,023)	(97)	—	(1,120)
Technical result	$(255)	$281	$26	$38	$—	$64
Other (loss) income	—	(1)	(1)	14	2	15
Other expenses	(88)	(33)	(121)	(44)	(183)	(348)
Underwriting result	$(343)	$247	$(96)	$8	n/a	$(269)
Net investment income				60	342	402
Allocated underwriting result				$68	n/a	n/a
Net realized and unrealized investment gains					232	232
Interest expense					(42)	(42)
Loss on redemption of debt					(2)	(2)
Amortization of intangible assets					(25)	(25)
Net foreign exchange losses					(108)	(108)
Income tax expense					(10)	(10)
Interest in earnings of equity method investments					86	86
Net income					n/a	$264
Loss ratio	88.0%	55.4%	74.1%
Acquisition ratio	22.9	28.4	25.2
Technical ratio	110.9%	83.8%	99.3%
Other expense ratio	3.8	1.9	3.0
Combined ratio	114.7%	85.7%	102.3%
 The following table provides the geographic distribution of gross premiums written based on the location of the underlying risk for the years ended December 31, 2019, 2018 and 2017 (in millions of U.S. dollars, except percentages):

	2019		2018		2017
North America	$3,752	51%	$2,929	47%	$2,620	47%
Europe	2,155	30	2,152	34	1,866	33
Asia, Australia and New Zealand	835	11	699	11	565	10
Latin America and the Caribbean	264	4	260	4	267	5
Middle East, Africa, Russia and the Commonwealth of Independent States (CIS)	279	4	260	4	270	5
Total	$7,285	100%	$6,300	100%	$5,588	100%

The following table provides the gross premiums written by segment and line of business for the years ended December 31, 2019, 2018 and 2017 (in millions of U.S. dollars, except percentages):

	2019	2018	2017
P&C
Casualty	$1,394	$1,052	$804
Property	644	615	547
Catastrophe	537	478	481
Motor	400	308	262
U.S. health	391	405	416
Multiline and other	213	157	161
Total P&C	$3,579	$3,015	$2,671
Specialty
Financial risks	$587	$549	$490
Agriculture	483	506	557
Aviation and space	286	228	219
Multiline and other	276	307	199
Energy	183	79	63
Property	151	112	90
Marine	132	103	154
Engineering	102	124	117
Casualty	13	42	45
Total Specialty	$2,213	$2,050	$1,934
Life and Health	$1,493	$1,235	$983
Total	$7,285	$6,300	$5,588
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 4% of total gross premiums written during each of the years ended December 31, 2019, 2018 and 2017.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2019, 2018 and 2017, as follows:

	2019	2018	2017
Marsh (including Guy Carpenter)	28%	22%	25%
Aon Group (including the Benfield Group)	22%	22%	22%
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2019, 2018 and 2017:

	2019	2018	2017
P&C	60%	53%	53%
Specialty	62%	52%	56%
Life and Health	8%	11%	12%
19. Other Expenses
For the years ended December 31, 2019, 2018 and 2017, the Company recorded $13 million, $11 million and $29 million, respectively, of reorganization related costs. In addition, for the year ended December 31, 2017, the Company recorded $4 million of transaction costs related to the acquisition of Aurigen.

20. Subsequent Events
On February 9, 2020, our ultimate parent company, EXOR N.V., announced that it had entered into exclusive discussions with Covéa Cooperations S.A. regarding a possible all-cash acquisition of PartnerRe. Should these discussions result in the execution of a binding agreement for the sale of the common shares of the Company, on the terms and subject to satisfaction of the conditions in such binding agreement, the consummation of such transaction would result in a change of control of the Company. These discussions are ongoing and there is no certainty that they will result in a transaction.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
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
March 2, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of PartnerRe Ltd.
We have audited the consolidated financial statements of PartnerRe Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019, and have issued our report thereon dated March 2, 2020 (included elsewhere in this Annual Report on Form 20-F). Our audits of the consolidated financial statements included the financial statement schedules listed in Item 18 of this Form 20-F (the “schedules”). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s schedules, based on our audits.
In our opinion, the schedules present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2020

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2019
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1)	Fair Value	Amount at which shown in the balance sheet
Fixed maturities
U.S. government and government sponsored enterprises	$1,409,996	$1,421,716	$1,421,716
U.S. states, territories and municipalities	124,602	157,234	157,234
Non-U.S. sovereign government, supranational and government related	3,232,352	3,255,154	3,255,154
Corporate bonds	2,583,276	2,662,089	2,662,089
Asset-backed securities	18,238	18,228	18,228
Residential mortgage-backed securities	3,100,387	3,166,290	3,166,290
Other mortgage-backed securities	86	3	3
Fixed maturities	$10,468,937	$10,680,714	$10,680,714
Equities
Banks, trust and insurance companies	$26,234	$46,404	$46,404
Industrial, miscellaneous and all other	795,196	1,248,760	1,248,760
Equities	$821,430	$1,295,164	$1,295,164
Short-term investments	$1,003,508	$1,003,421	$1,003,421
Other invested assets (2)		$2,399,885	$3,266,009
Investments in real estate (3)		$—	$71,834
Total		$15,379,184	$16,317,142

(1)	Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.

(2)	Other invested assets shown in the Consolidated Balance Sheets in Item 18 also includes the Company’s investments accounted for using the equity method of accounting of $866 million.

(3)	Investments in real estate are carried at original cost less any impairments.

SCHEDULE II
PartnerRe Ltd.
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2019	December 31, 2018
Assets
Fixed maturities, at fair value (amortized cost: 2019, $56,096; 2018, $109,824)	$58,161	$109,951
Short-term investments, at fair value (amortized cost: 2019, $3,993; 2018, $nil)	3,993	—
Cash and cash equivalents	4,512	1,081
Investments in subsidiaries	8,896,352	8,831,161
Intercompany loans and balances receivable	219,815	657,156
Other	4,422	4,588
Total assets	$9,187,255	$9,603,937

Liabilities
Intercompany loans and balances payable (1)	$1,884,499	$3,061,210
Accounts payable, accrued expenses and other	32,587	26,213
Total liabilities	1,917,086	3,087,423

Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 28,169,062 shares; aggregate liquidation value: $704,227)	28,169	28,169
Additional paid-in capital	2,396,530	2,396,530
Accumulated other comprehensive loss	(75,925)	(138,634)
Retained earnings	4,921,395	4,230,449
Total shareholders’ equity	7,270,169	6,516,514
Total liabilities and shareholders’ equity	$9,187,255	$9,603,937

(1)
The parent has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc., an indirect 100% owned finance subsidiary of the parent, related to the remaining $62 million aggregate principal amount of 6.440% Fixed-to-Floating Rate Junior Subordinated CENts. The parent’s obligations under this guarantee are unsecured and rank junior in priority of payments to the parent’s senior notes.

The parent has fully and unconditionally guaranteed all obligations of PartnerRe Finance B, indirect 100% owned finance subsidiary of the parent, and PartnerRe Finance Ireland DAC, direct 100% owned subsidiary of the parent, related to the issuance of the 3.700% senior notes and 1.250% senior notes, respectively. The parent’s obligations under these guarantees are senior and unsecured and rank equally with all other senior unsecured indebtedness of the parent.

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Operations and Comprehensive Income (Loss) —Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Revenues
Net investment income	$1,620	$1,844	$1,890
Interest income on intercompany loans	12,215	13,015	12,201
Net realized and unrealized investment gains (losses)	2,594	(1,632)	91
Other income (loss)	112	(6,778)	8,418
Total revenues	16,541	6,449	22,600
Expenses
Other expenses	51,115	25,792	40,131
Interest expense on intercompany loans	14,757	15,041	12,085
Net foreign exchange (gains) losses	(26,885)	(50,276)	35,753
Total expenses	38,987	(9,443)	87,969
(Loss) income before equity in net income (loss) of subsidiaries	(22,446)	15,892	(65,369)
Equity in net income (loss) of subsidiaries	959,194	(101,886)	329,390
Net income (loss)	936,748	(85,994)	264,021
Preferred dividends	46,416	46,416	46,416
Net income (loss) attributable to common shareholder	$890,332	$(132,410)	$217,605
Comprehensive income (loss)
Net income (loss)	$936,748	$(85,994)	$264,021
Other comprehensive income (loss)	62,709	(48,353)	(15,712)
Comprehensive income (loss)	$999,457	$(134,347)	$248,309

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Cash flows from operating activities
Net income (loss)	$936,748	$(85,994)	$264,021
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net (income) loss of subsidiaries	(959,194)	101,886	(329,390)
Other, net	(17,167)	(29,283)	25,239
Net cash used in operating activities	(39,613)	(13,391)	(40,130)
Cash flows from investing activities
Advances to/from subsidiaries, net	(282,233)	(261,666)	11,138
Net issue of intercompany loans receivable and payable (1)	276,332	299,279	—
Sales and redemptions of fixed maturities	72,724	65,025	40,379
Sales and redemptions of short-term investments	2,189	—	—
Purchases of fixed maturities	(18,621)	(124,932)	(16,414)
Purchases of short-term investments	(6,173)	—	—
Other, net	(29)	(680)	414
Net cash provided by (used in) investing activities	44,189	(22,974)	35,517
Net cash used in financing activities (2)	—	—	—
Effect of foreign exchange rate changes on cash	(1,145)	10,765	8,144
Increase (decrease) in cash and cash equivalents	3,431	(25,600)	3,531
Cash and cash equivalents—beginning of year	1,081	26,681	23,150
Cash and cash equivalents—end of year	$4,512	$1,081	$26,681

(1)
During the year ended December 31, 2019, the Company recorded non-cash dividends received from subsidiaries and non-cash capital contributions to subsidiaries of $979 million and $22 million, respectively, with corresponding changes to the intercompany loan balances. These non-cash transactions have therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.

(2)
During the years ended December 31, 2019, 2018 and 2017, dividends paid to common and preferred shareholders of $246 million, $94 million and $191 million, respectively, were paid by a Bermuda subsidiary on behalf of the parent and have therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Gross Reserves	Unearned Premiums	Other Benefits Payable	Premium Revenue	Net Investment Income (1)	Losses Incurred	Acquisition Costs	Other Expenses (2)	Net Premiums Written
2019
Non-life	$640,442	$10,357,981	$2,420,009	$—	$5,058,056	$ N/A	$3,662,891	$1,306,388	$107,414	$5,438,807
Life and Health	234,166	—	13,851	2,417,044	1,467,162	71,756	1,263,016	149,074	69,191	1,470,251
Corporate and Other	—	5,402	—	—	—	376,782	(2,751)	—	193,364	—
Total	$874,608	$10,363,383	$2,433,860	$2,417,044	$6,525,218	$448,538	$4,923,156	$1,455,462	$369,969	$6,909,058

2018
Non-life	$553,535	$9,885,913	$2,062,736	$—	$4,301,862	$ N/A	$3,168,647	$1,107,760	$102,397	$4,592,282
Life and Health	189,511	—	10,217	2,198,080	1,211,948	65,567	1,024,608	129,704	51,055	1,211,082
Corporate and Other	—	9,463	—	—	—	350,354	—	—	152,116	—
Total	$743,046	$9,895,376	$2,072,953	$2,198,080	$5,513,810	$415,921	$4,193,255	$1,237,464	$305,568	$5,803,364

2017
Non-life	$493,196	$10,102,172	$1,807,013	$—	$4,055,191	$ N/A	$3,005,567	$1,023,065	$121,134	$4,154,809
Life and Health	179,111	—	11,986	2,098,759	969,790	59,895	835,415	96,708	44,346	965,117
Corporate and Other	—	—	—	—	—	342,176	—	—	182,918	—
Total	$672,307	$10,102,172	$1,818,999	$2,098,759	$5,024,981	$402,071	$3,840,982	$1,119,773	$348,398	$5,119,926

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

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2019
Life reinsurance in force(1)	$—	$17,632,050	$359,376,352	$341,744,302	105%
Premiums earned
Life	$—	$22,559	$1,427,723	$1,405,164	102%
Accident and health	—	—	61,998	61,998	100%
P&C(2)	275,923	375,301	5,157,434	5,058,056	102%
Total premiums	$275,923	$397,860	$6,647,155	$6,525,218	102%

2018
Life reinsurance in force(1)	$—	$16,349,433	$349,064,323	$332,714,890	105%
Premiums earned
Life	$—	$24,025	$1,184,604	$1,160,579	102%
Accident and health	—	—	51,369	51,369	100%
P&C(2)	248,501	450,096	4,503,457	4,301,862	105%
Total premiums	$248,501	$474,121	$5,739,430	$5,513,810	104%

2017
Life reinsurance in force(1)	$—	$15,136,473	$295,171,940	$280,035,467	105%
Premiums earned
Life	$—	$18,094	$944,752	$926,658	102%
Accident and health	—	—	43,132	43,132	100%
P&C(2)	261,760	428,471	4,221,902	4,055,191	104%
Total premiums	$261,760	$446,565	$5,209,786	$5,024,981	104%

(1) Life reinsurance in force excludes products that do not pass risk transfer,
(2) P&C includes Specialty and U.S. health premiums.

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations (1)
For the years ended December 31, 2019, 2018 and 2017
(Expressed in thousands of U.S. dollars)

					Losses and Loss Expenses Incurred Related to (2)
Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Current year	Prior year	Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2019	$640,442	$10,363,383	$2,420,009	$5,058,056	$3,716,988	$(56,848)	$1,306,388	$3,090,670	$5,438,807
2018	$553,535	$9,895,376	$2,062,736	$4,301,862	$3,417,366	$(248,719)	$1,107,760	$2,921,987	$4,592,282
2017	$493,196	$10,102,172	$1,807,013	$4,055,191	$3,453,725	$(448,158)	$1,023,065	$2,979,051	$4,154,809

(1) Includes the Company's P&C and Specialty segments.
(2) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other.

ITEM 19.	EXHIBITS

EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.					X
2.1	Specimen Share Certificate for the 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	4.1	February 14, 2013	001-14536
2.1.1	Certificate of Designation, Preferences and Rights of the Company’s 5.875% Series F Non-Cumulative Redeemable Preferred Shares	8-K	3.1	February 14, 2013	001-14536
2.2	Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares	8-K	4.1	May 3, 2016	001-14536
2.3	Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares	8-K	4.2	May 3, 2016	001-14536
2.4	Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares	8-K	4.3	May 3, 2016	001-14536
2.5	Certificate of Designation of Class B Common Shares	20-F	2.8	March 14, 2018	001-14536
2.6.1	Junior Subordinated Indenture dated November 7, 2006 among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York.	8-K	4.1	November 7, 2006	001-14536
2.6.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.7.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.7.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.8.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.8.2	Second Supplemental Indenture, dated as of June 19, 2019, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	June 19, 2019	001-14536
2.9.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.9.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	June 19, 2019	001-14536
2.10.1	Deed of covenant made on 15 September 2016 by PartnerRe Ireland Finance DAC in favour of the account holders or participants of Clearstream Banking S.A. and/or Euroclear Bank S.A./N.V.					X
2.10.2	Guarantee agreement by PartnerRe Ltd. of the obligations of PartnerRe Ireland Finance DAC under (i) the €750,000,000 1.25 per cent. Guaranteed Notes due 15 September 2026					X

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
2.10.3	Agency agreement dated 15 September 2016 between PartnerRe Ltd., PartnerRe Ireland Finance DAC and BNP Paribas Securities Services					X
2.11	Description of Securities					X
4.1	Agreement and Plan of Merger by and among Exor N.V., Pillar Ltd., PartnerRe Ltd. and solely with respect to Sections 4.01 and 4.05, Section 6.13 and Section 7.13, EXOR S.p.A.	8-K	2.1	August 3, 2015	001-14536
4.2	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
4.3	Capital Management Maintenance Agreement, effective January 1, 2015, between PartnerRe Ltd. and Partner Reinsurance Asia Pte. Ltd.	10-K	10.38	February 25, 2016	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Emmanuel Clarke, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Emmanuel Clarke, Chief Executive Officer, and Mario Bonaccorso, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
101.1
The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2019 formatted in XBRL: (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.
X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ MARIO BONACCORSO
Name:	Mario Bonaccorso
Title:	Executive Vice President and Chief Financial Officer