Form 20-F
period 2020-12-31
PARTNERRE LTD
filed 2021-02-25
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
90 Pitts Bay Road, Pembroke, HM08, Bermuda
(Address of principal executive offices)
Nicolas Burnet
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road, Pembroke, HM 08, Bermuda Telephone: +1 441-292-0888, Email: nicolas.burnet@partnerre.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
____________________________________
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares and 274,664 Class B common shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company" in Rule 12b-2 of the Exchange Act.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP  ☒        International Financial Reporting Standards as issued by the International Accounting Standards Board ☐     Other   ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).    Yes  ☐    No  ☒

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.

ITEM 3.	KEY INFORMATION
A. Selected Financial Data
The selected consolidated financial data of PartnerRe Ltd. and its subsidiaries (the Company, PartnerRe or the Group) below should be read in conjunction with the Consolidated Financial Statements, and the accompanying Notes to the Consolidated Financial Statements in Item 18 and with other information contained in this report, including Operating and Financial Review and Prospects in Item 5 of this report.
The selected consolidated financial data for 2020, 2019, 2018, 2017 and 2016 (in millions of United States (U.S.) dollars) is as follows:

	For the years ended December 31,
Statement of Operations Data	2020	2019	2018	2017	2016
Net premiums earned	$6,537	$6,525	$5,514	$5,025	$4,970
Net investment income	361	449	416	402	411
Net realized and unrealized investment gains (losses)	454	887	(390)	232	26
Other income	13	15	50	15	15
Total revenues	$7,365	$7,876	$5,590	$5,675	$5,422
Net income (loss)	$254	$937	$(86)	$264	$447
Net income (loss) attributable to common shareholder	$206	$890	$(132)	$218	$387

	At December 31,
Balance Sheet Data	2020	2019	2018	2017	2016
Total assets	$26,899	$25,062	$22,819	$22,981	$21,939
Total shareholders’ equity	$7,327	$7,270	$6,517	$6,745	$6,688
Common shareholder's equity (1)	$6,690	$6,566	$5,812	$6,041	$5,984

(1) Common shareholder's equity is calculated as Total shareholders' equity less preferred shareholders' equity of $637 million for 2020, the liquidation value of preferred shares. For 2019, 2018, 2017 and 2016, preferred shareholders' equity was $704 million.
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (the “Board”), and the related approved limits and actual limits deployed, at December 31, 2020 and 2019 are presented in the Risk Management section below in Item 4.B.
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
Risks Related to COVID-19

Our results of operations may be materially and adversely affected by COVID-19 and other pandemics.
Pandemics could materially and adversely affect our results of operations. For example, the novel coronavirus disease (COVID-19) has been declared a pandemic and is continuing to spread throughout the world. This pandemic continues to rapidly evolve and disrupt the global economy, including the insurance and reinsurance markets. The rapid spread has resulted in authorities around the world implementing numerous measures to contain COVID-19, such as travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns. COVID-19 and these containment measures have had, and are expected to continue to have, a substantial negative impact on business around the world and on global, regional and national economies.
We cannot predict what impact COVID-19 will ultimately have on the global economy, markets or our business. These circumstances have introduced, and similar circumstances caused by pandemics in the future could introduce, significant risks and uncertainty with respect to our business. The scale and scope of COVID-19 may heighten the potential adverse effects on our business, reputation, results of operation, financial condition or liquidity, including without limitation the following:
•The economic downturn resulting from COVID-19 has the potential to cause elevated numbers of claims and increases in claims sizes for the insurance and reinsurance industry as a whole. Among other things, we incurred losses attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines and life and health business as a direct result of COVID-19 and the related effects of the economic downturn in 2020. For information relating to the net impact of COVID-19 related losses on our underwriting result for the year ended December 31, 2020, refer to Operating and Financial Review and Prospects section in Item 5 of this report. In addition, in the future, we may be exposed to claims relating to COVID-19 and indirect exposures arising from an ensuing economic downturn;
•Ultimate losses from COVID-19 related claims could be greater than our reserves for those losses;
•Reduced access to capital, if needed, and the cost of external capital could be elevated;
•Increased claims, losses, litigation and related expenses. For example, there are currently emerging litigation claims both in the U.S. and globally challenging whether insurers (and, by consequence, reinsurers) should be responsible for business interruption losses from insured's policies caused by COVID-19, notwithstanding the requirement of "physical loss or damage" and other policy limitations and exclusions. Litigation relating to business interruption coverage has currently been brought against insurers by a small number of U.S. businesses affected by the pandemic, including restaurants and other business owners, and we expect such litigation to increase significantly over time. The outcome of such litigation is uncertain, and if ultimately adjudicated against insurers, could result in significant and widespread commercial insurance losses across the reinsurance industry. While insurers are reviewing the subject business with a view to seeking a communicable disease exclusion for much of the subject business, there are no assurances that any such exclusion will be accepted by the policyholders. Such exclusions may also be subject to challenge by clients in the event of future COVID-19 and other pandemic related losses;

•Increased losses due to legislative, regulatory and judicial actions in response to COVID-19, including, but not limited to U.S. state and non-U.S. governments and regulatory bodies that are considering proposals that would seek to retroactively apply business interruption coverage to commercial insureds despite policy language to the contrary; some states are also considering "pooling" mechanisms to apply certain assessments more broadly to property and casualty insureds doing business in that state to cover business interruption claims;
•Heightened risk to which our investment and derivative instrument portfolios are subject, including interest rate fluctuations, prolonged periods of low or negative interest rates, equity price risk, foreign currency movements, pre-payment or reinvestment risk, liquidity risk and credit risk, which could reduce future investment results;
•Certain of our policyholders, intermediaries and reinsurance and retrocession counterparties may not pay premiums or other amounts owed to us due to insolvency or other reasons. Insolvency, liquidity problems, distressed financial conditions due to the impact of COVID-19 or the general effects of economic recession may increase the risk that policyholders or intermediaries may not pay a part or the full amount of premiums owed to us, despite an obligation to do so. The terms of our contracts, or actions by our regulators, may not permit us to cancel our reinsurance even though we have not received payment. If refunds or non-payments become widespread, whether as a result of insolvency, lack of liquidity, adverse economic conditions, operational failure or otherwise, it could have a material adverse impact on our revenues and results of operations;
•We may experience decreased employee productivity, including as a result of prolonged remote working arrangements, increased medical, emergency or other leave;
•Claims handling by our policyholders may be affected during the pandemic as claims teams adapt to working from home. This could affect the pattern of emergence and settlement of claims. Loss adjusters may also be prevented from assessing premises leading to elevated uncertainty and delays in the assessment of case reserves; and
•Increased risk that weaknesses or failures in our business continuity plans could lead to disruption of operations, liability to clients, exposure to disciplinary action or harm to our reputation. Furthermore, weaknesses or failures within a vendor's business continuity plan can materially disrupt our business operations. Our information systems and those of our vendors and service providers may be more vulnerable to cyberattacks, computer viruses or other computer-related attacks, programming errors and similar disruptive problems during a business continuation event. This may be particularly in the event that there any issues with our key reinsurance brokers or other partners.
COVID-19 could further exacerbate the risk factors described within this report. The above risks related to COVID-19, in combination with other risks described herein, may adversely affect our results of operations and financial condition.
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
Epidemics and pandemics, including the current COVID-19 pandemic, could adversely affect our business, financial condition and results of operations because they could exacerbate mortality and morbidity risk. The likelihood, timing, and severity of these events cannot be predicted. A pandemic or other disaster could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output, as well as on the financial markets. In addition, a pandemic or other disaster that affected our employees or the employees of companies with which we do business could disrupt our business operations. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
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
Through various acquisitions, we assumed certain asbestos and environmental exposures. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Certain of our subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies, which have in turn received claims asserting asbestos and environmental losses under primary insurance policies, in part reinsured by us. Such claims notices are often precautionary in nature and are generally unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in some of these notices and the legal and tort environment that affects the development of claims reserves, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. As of December 31, 2020, the Company’s net non-life reserves included $43 million related to asbestos and environmental claims.
It is difficult to predict the timing of loss events or estimate the amount of loss any given occurrence will generate. Under U.S. GAAP, we are not permitted to establish reserves for potential losses associated with catastrophic events until an event that may give rise to such losses occurs. If such an event were to occur, our reported income would decrease in the affected period. In particular, unforeseen large losses could reduce our results of operations or impair our financial condition.
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
We use our own proprietary catastrophe models and third-party vendor analytic and modeling capabilities to provide risk assessment for our reinsurance portfolio. We use these models to help us control risk accumulation and inform management and other stakeholders of capital requirements and to improve the risk/return profile. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters that might impact certain of our coverages.
For example, catastrophe models that simulate loss estimates based on a set of assumptions are important tools used by us to estimate our PMLs. These assumptions address a number of factors that impact loss potential including, but not limited to, the characteristics of the natural catastrophe event; demand surge resulting from an event; the types, function, location and characteristics of exposed risks; susceptibility of exposed risks to damage from an event with specific characteristics; and the financial and contractual provisions of the reinsurance contracts that cover losses arising from an event. We run many model simulations in order to understand the impact of these assumptions on its catastrophe loss potential. Furthermore, there are risks associated with catastrophic events, which are either poorly represented or not represented at all by catastrophe models. Each modeling assumption or un-modeled risk introduces uncertainty into PML estimates that management must consider. These uncertainties can include, but are not limited to, the following:
•The models do not address all the possible hazard characteristics of a catastrophe peril (e.g., the precise path and wind speed of a hurricane);
•The models may not accurately reflect the true frequency of events;
•The models may not accurately reflect a risk’s vulnerability or susceptibility to damage for a given event characteristic;
•The models may not accurately represent loss potential to reinsurance contract coverage limits, terms and conditions; and
•The models may not accurately reflect the impact on the economy of the area affected or the financial, judicial, political, or regulatory impact on insurance claim payments during or following a catastrophe event.
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
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2020, more than 70% of our gross premiums written were produced through brokers. The Company has two brokers that each individually accounted for 30% and 21% of the Company's total gross premiums written for 2020 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely the ceding insurer may pay premiums to the broker for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. At December 31, 2020, Funds held by reinsured companies recorded in the Consolidated Balance Sheet was $705 million. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.
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

The availability of retrocessional reinsurance, including that provided by third-party capital vehicles, to limit our exposure to risks may be limited and counterparty credit and other risks associated with our retrocession arrangements may result in losses which could adversely affect our financial condition and results of operations.
For the purposes of managing risk, we use retrocessional reinsurance, including that provided by third-party capital vehicles. The availability and cost of retrocessional protection is subject to market conditions, which are beyond our control. As a result of such market conditions and other factors, we may not be able to successfully mitigate risk through retrocessional, third-party capital and other arrangements.
We are subject to credit risk with respect to our retrocessions because the ceding of risk to retrocessionaires does not relieve us of our liability to the clients or companies we reinsure. Although we have not experienced any material credit losses to date, an inability of our retrocessionaires to meet their obligations to us could have a material adverse effect on our financial condition and results of operations. Our losses for a given event or occurrence may increase if our retrocessionaires dispute or fail to meet their obligations to us or the retrocessional protections purchased by us are exhausted or are otherwise unavailable for any reason. We are subject to risk if our third-party capital providers decide not to renew their commitments.
Our failure to establish adequate retrocessional arrangements or the failure of our existing retrocessional or capital market arrangements to protect us from overly concentrated risk exposure could adversely affect our financial condition and results of operations.
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
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2020, we had net investment income of $361 million, which represented approximately 5% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $454 million during 2020, which are included in the net income for the year. We are accordingly exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
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
In addition, we invest directly and indirectly in real estate assets, which are subject to overall market conditions. We have investments in real estate in various locations (including the United Kingdom, New York, France and Brazil) through investments in limited partnerships, trust deeds, as well as through directly-owned investments in real estate and an equity method investment in a privately held real estate investment and development group, Almacantar Group Limited (Almacantar) in London. These real estate assets are exposed to various risks, including the supply and demand of leasable commercial and residential space and fluctuations in real estate prices globally. See also Item 4.D and Note 17 to the Consolidated Financial Statements in Item 18 below in this report for further details.
Refer to Item 11 below in this report for quantitative and qualitative disclosures about market risk.
The impending replacement of LIBOR may adversely affect our net investment income.
Actions by regulators in the United Kingdom (U.K.) and elsewhere are expected to result in the replacement of the London Interbank Offered Rate (LIBOR) with alternative rates. In July 2017, the U.K. Financial Conduct Authority (the “FCA”) announced that it plans to phase out the use of LIBOR, which is expected to result in these widely used reference rates no longer being available. The U.S. Federal Reserve has begun publishing a Secured Overnight Financing Rate which is intended to replace U.S. dollar LIBOR. Plans for alternative reference rates for other currencies have also been announced. On November 30, 2020, ICE Benchmark Administration, the administrator for LIBOR, with the support of the U.S. Federal Reserve and the FCA announced plans to consult on ceasing publication of U.S. dollar LIBOR on December 31, 2021 for the one-week and two-month U.S. dollar LIBOR tenors, and on June 30, 2023 for all other U.S. dollar LIBOR tenors. The U.S. Federal Reserve concurrently issued a statement advising banks to stop new U.S. dollar LIBOR issuances by end of 2021. Such announcements indicate that continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It appears highly likely that LIBOR will be discontinued or modified by 2021. The discontinuance or modification of LIBOR and the establishment of alternative reference rates may have an adverse impact on the market for LIBOR-based securities, the value of our investment portfolio and our net investment income.
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
We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2020, our total debt liabilities related to senior notes and junior subordinated notes were approximately $2 billion.
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
We are dependent upon the effective functioning and availability of our information technology and application systems platforms. These platforms include, but are not limited to, our proprietary software programs such as catastrophe models as well as those licensed from third-party vendors including financial, analytic and modeling systems. We rely on the security of such platforms for the secure processing, storage and transmission of confidential information. Examples of cybersecurity incidents are unauthorized access, computer viruses, deceptive communications (phishing), data loss, malware, ransomware or other malicious code or cyber-attack, destructive attack, system failures and disruptions and other events that could have security consequences. A cybersecurity incident could materially impact our ability to adequately price products and services, establish reserves, provide efficient and secure services to our clients, brokers, vendors and regulators, value our investments and timely and accurately report our financial results. Although we have implemented controls and have taken protective measures to reduce the risk of cybersecurity incidents, we cannot reasonably anticipate or prevent all cybersecurity incidents. Cybersecurity incidents could expose us to a risk of loss or misuse of our information, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by insurance maintained. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.
We believe there are frequent attempts to breach our cybersecurity measures. For example, in recent years we have encountered phishing attempts, such as where someone impersonating a senior executive sought payment. We cannot assure that our systems and processes will be able to identify and prevent such attempts in the future.
The loss of key management and other qualified personnel could adversely affect us.
Our success has depended, and will continue to depend, partly upon our ability to attract and retain management and other qualified personnel. If any of these key management or other employees ceased to continue in their present role, we could be adversely affected.
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
Historically, the reinsurance industry has experienced significant fluctuations in operating results due to competition, levels of available capacity, trends in cash flows and losses, general economic conditions and other factors, particularly in the non-life lines of business. Demand for reinsurance is influenced significantly by underwriting results of primary insurers, including catastrophe losses, and prevailing general economic conditions. The supply of reinsurance is related directly to prevailing prices and levels of capacity that, in turn, may fluctuate in response to changes in rates of return on investments being realized in the reinsurance industry. In addition, the cycle of our industry may fluctuate as a result of changes in the economic, legal, political and social landscape. Since cyclicality is due in large part to the collective actions of insurers, reinsurers and general economic conditions and the occurrence of unpredictable events, we cannot predict the timing or duration of changes in the market cycle. If any of these factors were to result in a decline in the demand for reinsurance or an overall increase in reinsurance capacity, our profitability could be impacted. In the recent past, we experienced a prolonged period of a generally softening market cycle, with increased competition, surplus underwriting capacity, deteriorating rates and less favorable terms and conditions, all having an impact on our ability to write business. While the current reinsurance market has shifted toward a hard market phase and we expect this to persist, it is possible that we may return to a soft market in the future.

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
The possibility of future government intervention have created uncertainty in the insurance and reinsurance markets. Government regulators are generally concerned with the protection of policyholders to the exclusion of other interested parties, including shareholders and debt holders of reinsurers. We believe it is likely there will continue to be increased regulation of, and other forms of government participation in, our industry in the future, which could materially adversely affect our business by, among other things:
•Providing reinsurance capacity in markets and to clients that we target or requiring our participation in industry pools and guaranty associations;
•Further restricting our operational or capital flexibility;
•Expanding the scope of coverage under existing policies;
•Regulating the terms of reinsurance policies;
•Adopting further or changing compliance requirements which may result in additional costs which may adversely impact our results of operation; or
•Disproportionately benefiting the companies domiciled in one country over those domiciled in another.
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
In accordance with the withdrawal agreement implementing Brexit, the U.K. formally left the European Union (EU) on January 31, 2020. The transitional period provided for under the withdrawal agreement ended on December 31, 2020. While the U.K. and EU reached a trade deal on certain key matters, it did not address the provision of financial services between the U.K. and EU. Consequently, PartnerRe's Irish operating subsidiaries entered the U.K. Temporary Permission Regime which secures their right to continue to trade within the U.K. and access the U.K. (re)insurance market until the end of 2023.
Given the limited scope of the agreed U.K./EU trade deal, there remains risks associated with the potential uncertainty and consequences relating to Brexit, including with respect to volatility in financial markets, exchange rates and interest rates. These uncertainties could increase the volatility of, or reduce, our investment results in particular periods or over time. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions and regulatory agencies. Brexit could also lead to legal uncertainty and differing laws and regulations between the U.K. and the EU. In addition, these uncertainties relating to Brexit could affect the operations, strategic position or results of insurers or reinsurers on whom we ultimately rely to access underlying insured coverages. Any of these potential effects of Brexit, and others we cannot anticipate, could adversely affect our results of operations or financial condition.
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
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and accordingly, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (FASB). The FASB has issued Accounting Standards Update (ASU) 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, which will result in changes to how we account for and report our long-duration insurance contracts. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2023.
In addition, the Company will be required to adopt new or revised accounting standards issued by other recognized authoritative bodies for purposes of reporting to our controlling shareholder or for the preparation of the Company's subsidiaries' statutory financial statements.
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
On May 31, 2019, the OECD published a “Programme of Work” designed to address the tax challenges created by an increasing digitalized economy. The Programme was divided into two pillars. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market based concept rather than historical “permanent establishment” concepts. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax and a tax on potentially base eroding payments.
The OECD published detailed blueprints of its proposals on October 14, 2020 and public consultations have already been held virtually in January 2021. A meeting of the Inclusive Framework was held on January 27-28, 2021. The OECD’s stated aim is to bring the process to a successful conclusion by mid-2021. However, at this stage, it is not known what the outcome will be from the consultations or when any legislative changes resulting from the OECD’s recommendations would be implemented. To date, the proposal has been written broadly enough to potentially apply to our activities, and the impact to the Company cannot be determined at this time.
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
At December 31, 2020 and 2019, the Company's shares owned by EXOR Nederland N.V. (Class A shares) are included in Shareholders' Equity in the Consolidated Balance Sheets. The Company has also issued Class B shares to certain executives and directors of the Company which are included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Share Ownership section in Item 6.E and Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for further details).
On March 3, 2020, our ultimate parent company, EXOR N.V., announced that it had entered into a Memorandum of Understanding (MoU) under which Covéa Cooperations S.A. (Covéa) would, following the successful completion of a required consultation with workers councils, enter into a definitive agreement to acquire PartnerRe's common shares for a total cash consideration of $9.0 billion plus a cash dividend of $50 million to be paid before closing. On May 12, 2020, EXOR acknowledged Covéa’s notice that Covéa would not honor its commitment to acquire PartnerRe in accordance with the terms of the MoU.
B. Business Overview
The Company provides reinsurance for its clients globally. The Company’s principal offices are located in Pembroke (Bermuda), Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company provides reinsurance of risks to ceding companies (cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, U.S. health and property as well as mortality, morbidity, longevity, accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
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
•In a non-proportional (or excess of loss) treaty reinsurance agreement, the reinsurer indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a retention or attachment point. Non-proportional business is written in layers and a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedant is referred to as a program and is typically placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the upper limit of the program reverts to the ceding company.

•In a facultative (proportional or non-proportional) reinsurance agreement the reinsurer assumes individual risks. The reinsurer separately rates and underwrites each risk rather than assuming all or a portion of a class of risks, as in the case of treaty reinsurance.
The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2020, 2019 and 2018.
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
Premium Distribution
The Company’s businesses are geographically diversified with premiums written on a worldwide basis. The Company’s gross premiums written by segment for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars):

	2020		2019		2018
	$	%	$	%	$	%
Non-life business:
P&C segment	$3,442	50%	$3,579	49%	$3,015	48%
Specialty segment	1,935	28	2,213	31	2,050	32
Total Non-life business	$5,377	78%	$5,792	80%	$5,065	80%
Life and Health segment	1,499	22	1,493	20	1,235	20
	$6,876	100%	$7,285	100%	$6,300	100%
See Operating Results—Results by Segment in Item 5 and Note 18 to the Consolidated Financial Statements in Item 18 of this report for results by segment.
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the years ended December 31, 2020, 2019 and 2018, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written. These two brokers individually accounted for 30% and 21%, respectively, of the Company's total gross premiums written for 2020, 28% and 22%, respectively, for 2019, and 22% and 22%, respectively, for 2018 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). No one cedant accounted for more than 5% of the Company's total gross premiums written for each of the years ended December 31, 2020, 2019 and 2018.
The gross premiums written in each of the Company's segments for the years ended December 31, 2020, 2019 and 2018, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report.
See Note 18 to the Consolidated Financial Statements in Item 18 of this report for the geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2020, 2019 and 2018.
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

The Company ranks among the world’s largest professional reinsurers, and management believes the Company is well positioned in terms of client services and highly technical underwriting expertise. Management also believes that the Company’s global franchise and diversified platform allows the Company to provide broad risk solutions across many lines of business and geographies, and is increasingly attractive to cedants who are choosing to utilize fewer reinsurers by consolidating their reinsurance panels and focusing on those reinsurers who can cover more than one line of business. Furthermore, the Company’s capitalization and strong financial ratios allow the Company to demonstrate a solid balance sheet to its clients.
Management believes that the Company’s major competitors for the Company's Non-life business are the larger European, U.S. and Bermuda-based international reinsurance companies, as well as specialty reinsurers and regional companies in certain local markets. These competitors include Munich Re, Swiss Re, Hannover Re, SCOR SE, Transatlantic, GenRe, Everest Re and RenRe.
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

The ERC is responsible for setting the Company’s risk appetite and return expectations. The ERC is comprised of ELT members such as the Chief Executive Officer, Chief Financial Officer, Chief Risk and Actuarial Officer, Chief Underwriting Officer, Chief Operations Officer, Chief Corporate and People Operations Officer, Chief Investment Officer and senior management members such as the Head of Capital & Risk and the Chief Legal Counsel. The Chief Audit Officer and Chief Financial and Operations Officer Life & Health attend the committee as observers. The ERC provides oversight through the quarterly monitoring of the Company’s Risk Tolerance, periodic review of internal capital modelling techniques including stress and scenario testing, capital allocation as well as internal audit plans and results.
The URC is comprised of members of the Board. The role of the URC in the governance of Risk Management includes reviewing the ERM framework effectiveness and to discuss appropriate practices for the Company, including the Company's policies, guidelines and processes relating to the underwriting of reinsurance risks and assumptions of investment risks undertaken by the Company. Each of the Company’s risk policies relates to a specific risk and describes the Company’s approach to risk management, defines roles and responsibilities relating to the assumption, mitigation, and control processes for that risk, and an escalation process for exceptions. Risk management policies and processes are coordinated by the Capital & Risk department and compliance is verified by Internal Audit on a periodic basis. The audit results are monitored by the Audit Committee of the Board. Additionally, the URC also reviews the capital requirements and advises the Board on capital modelling matters.
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
The Company structures its risks within a Risk Universe which is comprised of the following risk categories: Strategic, Underwriting, Market and Credit, Financial, Capital Management and Operational.
Strategic Risk
Strategic risk is the risk of inadequate decision-making, poor execution of the Company’s strategic objectives and the risk of a misalignment between the Company’s existing strategy and the external environment that could threaten the competitive position and the ability to ensure ongoing profitability and viability.
Strategic risks are discussed and agreed to between the CEO and the Board, and managed by the CEO including the direction and governance of the Company. Managing strategic risk includes the Company's response to risks to the business strategy and Company's reputation as well as key external factors faced by the reinsurance industry including emerging risks.
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
Emerging risks are new risks or previously known risks that are evolving in unexpected ways with unanticipated consequences. They are monitored and managed by the ERC, which is tasked to evaluate and prioritize these risks based on the likelihood of occurrence and the potential impact on the Company.

Underwriting Risk
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
Market and Credit Risk
Financial market risk is defined as the risk of a significant financial loss resulting from changes in financial markets such as changes in equity prices, interest rates, credit spreads, delinquency and default rates, foreign exchange rates or real estate prices. Financial market risk typically originates from investment activities, underwriting activities for certain product segments, and from the sensitivity of the economic value of liabilities to interest rate movements. Credit risk is defined as the risk of a significant financial loss due to default or downgrade of a counterparty. The Company is exposed to financial market and credit risk primarily through investment activities, structured transactions, business clients and brokers, retrocession as well as financial risks including GMDB, mortgage and credit and surety reinsurance lines of business.
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
The Company utilizes external and internal tools to quantify financial market and credit risks. In addition to regularly assessing portfolio sensitivities to predetermined changes in market factors (e.g., interest rates and credit spreads), the Company has developed internally several single-year and multi-year scenarios with the goal of quantifying the impact of severe macroeconomic events (e.g., real estate crisis, financial crisis and inflation/interest rate spike) on invested assets, economically sensitive reinsurance business (e.g., mortgage, credit & surety etc.) and inflation sensitive reserves. These scenarios are often augmented by reinsurance shocks (e.g., Natural Catastrophe event) to assess the impact on the Company’s liquidity and/or solvency at the Group and legal entity levels.
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

Lastly, currency risk is monitored and hedged through foreign exchange forward contracts whenever deemed necessary and appropriate.
See Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report for further details.
Financial Risk
The Company’s key financial risks include, but are not limited to, failures or weaknesses in financial reporting (including internal controls over financial reporting), regulatory non-compliance, risks related to the valuation of assets and liabilities, liquidity risk, foreign exchange (FX) risk and risks related to taxation.
Capital Management Risk
Capital Management Risk is the risk of holding insufficient levels of regulatory or economic capital to support regulatory and internal requirements and the business strategy.
Operational Risk
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
Overall Group Risk Tolerance. The overall group risk tolerance limit is 35% of the loss of available economic capital based on the internal model 99% Value at Risk (VaR). Additionally, this limit is also monitored through a number of stress scenarios which impact both asset and liabilities on the balance sheet.

Reinsurance Operations. This category includes reinsurance risks and the standard fixed income portfolio. The risk tolerance limit for Reinsurance Operations is 30% of the loss of available economic capital based on the internal model 99% VaR. Within Reinsurance Operations we have defined three risk tiers which consist of a classification of risk drivers considering the following criteria:
•Materiality
•Risk driver expertise, and
•Potential for superior risk-adjusted return over the cycle.
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
Standard Fixed Income Risk. The risk of a decline in the market value of the Company’s holdings of cash and publicly traded investment grade fixed income securities due to credit defaults and downgrades, credit spread and interest rate movements as well as FX rate fluctuations. The risk measure also encompasses the impact of interest rate and FX movements on liabilities.
Financial Asset Risk. The risk of a decline in the market value of the Company’s holdings of public equity, private equity, real estate and alternative fixed income (private credit, loans, and Emerging Market and non-investment grade fixed income securities) assets.
The ERC monitors Tier 1 risks on a periodic basis. The approved limits and the actual limits deployed at December 31, 2020 and 2019 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2020		December 31, 2019
	Approved limit (1)	Actual deployed (1)	Approved limit (1)	Actual deployed (1)
Natural Catastrophe Risk	$1.7	$1.2	$1.7	$1.1
Mortality Trend Risk	$1.7	$1.0	$1.7	$0.8
Pandemic Risk	$1.7	$0.4	$1.7	$0.4
Casualty Risk	$1.7	$1.2	$1.7	$1.1
Standard Fixed Income Risk	$1.7	$0.4	$1.7	$0.3
Financial Asset Risk (2)	$1.7	$1.2	$1.7	$1.1

(1)The limits approved and the actual limits deployed in the table above are shown net of retrocession.
(2) Financial Asset risk is subject to the same limit of 20% of the available capital based on the internal model 99% VaR.

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

The Company’s single occurrence estimated net PML exposures (net of retrocession and reinstatement premiums) of the main peril zones as at December 31, 2020 and 2019 were as follows (in millions of U.S. dollars):

		December 31, 2020		December 31, 2019
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$828		$790
U.S. Northeast	Hurricane	811		847
U.S. Gulf Coast	Hurricane	744		802
Caribbean	Hurricane	245		254
Europe	Windstorm	469		410
Japan	Typhoon	394		301
California	Earthquake	756	$1,105	755	$1,107
Japan	Earthquake	499	566	447	523
Australia	Earthquake	298	413	289	366
New Zealand	Earthquake	287	427	256	362
British Columbia	Earthquake	170	344	164	328
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
Group Supervision. One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group Supervisor and the power of the BMA to make rules regarding Group Supervision for, among other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. In addition to being tasked with assessing the financial condition of the Company and its subsidiaries, the BMA has the power to impose restrictions on the ability of the Company's subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. This Group Supervision regime is in addition to the regulation of the Company’s various operating subsidiaries in their local jurisdictions. The BMA’s Group Supervision rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The group solvency rules (and together with the Group Supervision rules, the Group Rules) set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group. PartnerRe Bermuda is the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group Supervisor of the Company and its subsidiaries. As Group Supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the PartnerRe Group; (3) carrying out an assessment of the PartnerRe group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the PartnerRe group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the PartnerRe group; (6) coordinating any enforcement action that may need to be taken against the PartnerRe group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
PartnerRe Ltd. is not a registered insurer; however, pursuant to its functions as Group Supervisor, the BMA includes the Company and may include any member of the group within its Group Supervision.
Significant aspects of the Group Rules imposed on Insurance and Reinsurance Groups include the solvency assessment. The Company in respect of the PartnerRe group must annually perform an assessment of its own risk and solvency requirements, referred to as a Group’s Solvency Self Assessment (GSSA). The GSSA allows the BMA to obtain an insurance group’s view of the capital resources required to achieve its business objectives and to assess a group’s governance, risk management and controls surrounding this process.
The BMA imposes the group Enhanced Capital Requirement (ECR) on the PartnerRe group pursuant to its function as the Company’s Group Supervisor. Insurance groups are required to maintain available statutory economic capital and surplus to an amount that is equal to or exceeds the value of its ECR. The PartnerRe group’s ECR may be calculated by either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal capital model which the BMA has approved for use for this purpose. The PartnerRe group currently uses the BSCR model in calculating its group ECR requirements. In addition, the PartnerRe group is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return (including an economic balance sheet) and quarterly group unaudited financial returns. An insurance group must further ensure that the value of the insurance group's assets exceeds the amount of the insurance group's liabilities by the aggregate of: (i) the individual minimum solvency margin (MSM) of each qualifying member of the group controlled by the parent company; and (ii) the parent company's percentage shareholding in the member multiplied by the member's MSM, where the parent company exercises significant influence over a member of the group but does not control the member. A member is a qualified member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. The PartnerRe group is also required to submit annual group actuarial opinions in respect of its general business and long-term insurance business when filing its group capital and solvency return. The PartnerRe group is required to appoint individuals approved by the BMA to be group actuaries for both general business and long-term business. The group actuary must provide an opinion on the PartnerRe group's technical provisions as recorded in the PartnerRe group statutory economic balance sheet.
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

We are currently completing our 2020 Group BSCR, which must be filed with the BMA on or before May 31, 2021, and at this time, we believe we will exceed the target level of required economic statutory capital. Our 2019 Group BSCR exceeded the target level of required statutory capital.
Public Disclosure. Pursuant to the Insurance (Public Disclosure) Rules 2015, the BMA requires commercial insurers and insurance groups to prepare and publish a Financial Condition Report (FCR). The FCR provides an overview of the PartnerRe group’s financial condition including business performance, governance structure, risk profile, solvency valuation and capital management process. The FCR includes, among other disclosures, the respective company’s required and available statutory capital. The FCR is required to be filed with the BMA annually and published on the PartnerRe website within 14 days of filing with the BMA. The FCR must be signed off by the CEO and any senior executive responsible for the actuarial, or risk management, or internal audit, or compliance function who will declare that to the best of their knowledge and belief the FCR fairly represents the financial condition of the PartnerRe group in all material respects.
Bermuda
All Bermuda companies must comply with the provisions of the Bermuda Companies Act 1981 (the Companies Act). In addition, the Insurance Act regulates the businesses of our Bermuda reinsurance subsidiaries, comprised of (i) PartnerRe Bermuda, a Class 4 insurer and Class E insurer and (ii) PRE Life Bermuda Re Ltd. and Partner Reinsurance Life Company of Bermuda Ltd., each a Class C insurer. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers”.
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
PartnerRe Bermuda, for example, is licensed as a Class 4 and Class E insurer in Bermuda and is therefore authorized to carry on general business and long-term insurance business. Significant aspects of the Bermuda insurance regulatory framework and requirements imposed on Class 4 and Class E insurers such as PartnerRe Bermuda include the following:
Minimum Solvency Margin and Enhanced Capital Requirements. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed MSM. The MSM that must be maintained by PartnerRe Bermuda with respect to its general business is the greater of (i) $100 million, (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), (iii) 15% of net aggregate loss and loss expense provisions and other insurance reserves, or (iv) 25% of its ECR as reported at the end of the relevant year. The MSM that must be maintained by PartnerRe Bermuda with respect to its long-term business is the greater of (i) $8 million, (ii) 2% of the first $500 million of assets plus 1.5% of assets above $500 million, or (iii) 25% of its ECR. For our two Class C reinsurers, PRE Life Bermuda Re Ltd. and Partner Reinsurance Life Company of Bermuda Ltd., the MSM is equal to the greater of $500,000, 1.5% of the total statutory assets or 25% of its ECR. Statutory assets are defined as the total assets reported on an insurer’s balance sheet in the relevant year less non-admitted assets, including goodwill and other intangible assets, not considered admissible for solvency purposes.
Minimum Liquidity Ratio. An insurer engaged in general business, such as PartnerRe Bermuda, is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.
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
Reporting Requirements. PartnerRe Bermuda must prepare and submit, on an annual basis, both audited GAAP and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. The statutory financial statements contain statements both on a consolidated and unconsolidated basis. The unconsolidated information forms the basis for assessing PartnerRe Bermuda's liquidity ratio and MSM.
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
Insurance Code of Conduct. Every Bermuda registered insurer must comply with the Insurance Code of Conduct (Code of Conduct) which prescribes the duties and standards that must be complied with to ensure sound corporate governance, risk management and internal controls are implemented. The BMA will assess an insurer’s compliance with the Code of Conduct in a proportionate manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be taken into account by the BMA in determining whether an insurer is conducting its business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Insurance Sector Operational Cyber Risk Management Code of Conduct. All Bermuda insurers are required to comply with the Insurance Sector Operational Cyber Risk Management Code of Conduct (Cyber Code), which establishes duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management. Failure to comply with the Cyber Code will be a factor taken into account by the BMA in determining whether an insurer is meeting its obligation to conduct business in a sound and prudent manner.
Dividends and Distributions. As a Bermuda-domiciled holding company, the Company has limited operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, the Company’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others,

Bermuda, various states of the U.S., Singapore and Ireland. The Company’s ability to pay dividends and interest and to make dividends to shareholders is limited by the Companies Act 1981.
The Insurance Act prohibits PartnerRe Bermuda, as an insurer registered as a Class E and as a Class 4 insurer from declaring or paying any dividends during any financial year if it is in breach of its MSM or if the declaration or payment of such dividends would cause such a breach. PartnerRe Bermuda is also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. The Insurance Act also provides that our Bermuda reinsurance subsidiaries shall not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least 7 days before payment of those dividends it files with the BMA an affidavit signed by at least two directors, and by PartnerRe Bermuda’s principal representative in Bermuda, which states that in the opinion of those signing, declaration of those dividends has not caused the insurer to fail to meet its relevant margins. Further, each of our Bermuda reinsurance subsidiaries must obtain the BMA’s prior approval before reducing its total statutory capital as shown in its previous financial year statutory balance sheet by 15% or more.
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
Further, under the Companies Act, as amended, the Company and PartnerRe Bermuda may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.
Fit and Proper Controllers. The BMA maintains supervision over controllers (as defined herein) of all Bermuda registered insurers. For these purposes, a controller includes (1) the managing director of the registered insurer or its parent company, (2) the chief executive officer of the registered insurer or of its parent company, (3) a shareholder controller and (4) any person in accordance with those directions or instructions the directors of the registered insurers or its parent company are accustomed to act.
The definition of shareholder controller is set out in the Insurance Act but generally refers to (1) a person who holds 10% or more of the shares carrying rights to vote at a shareholders' meeting of the registered insurer or its parent company, (2) a person who is entitled to exercise 10% or more of the voting power at any shareholders' meeting of such registered insurer or its parent company or (3) a person who is able to exercise significant influence over the management of the registered insurer or its parent company by virtue of its shareholding or its entitlement to exercise, or control the exercise of, the voting power at any shareholders' meeting.
Where the shares of a registered insurer, or the shares of its parent company, are not traded on any recognized stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he/she has served on the BMA a notice in writing that he/she intends to become a controller of the insurer and (b) either the BMA has, before the end of a period of 45 days beginning with the date of service of that notice, notified such person in writing that there is no objection to such person becoming such a controlling shareholder. Likewise, no person who is a shareholder controller shall reduce or dispose of his/her holding in the insurer where the proportion of voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50% as the case may be unless that shareholder controller has served on the BMA a notice in writing not later than 45 days of such disposal.
Material Change. All registered insurers are required to give the BMA 30 days' notice of their intention to effect a material change within the meaning of the Insurance Act, and shall not take any steps to give effect to a material change unless, before the end of the notice period the registered insurer has been notified by the BMA in writing that it has no objection to such change or the period has lapsed without the BMA issuing a notice of objection.
Policyholder Priority. As of January 1, 2019, the Insurance Amendment (No. 2) Act 2018 amended the Insurance Act to provide for the prior payment of policyholders' liabilities ahead of general unsecured creditors in the event of the liquidation or winding up of an insurer. The amendments provide, among other things, that subject to the prior payment of preferential debt under the Employment Act 2000 and the Companies Act, the insurance debts of an insurer must be paid in priority to all other unsecured debts of the insurer.
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
The economic substance guidance notes issued in December 2019 provide that a company licensed under the Insurance Act is generally considered to operate in Bermuda with adequate substance. However, such companies are still required to complete and file an economic substance declaration with the Registrar of Companies (Registrar). In assessing compliance with the ES Requirements, the Registrar will have regard to: (i) the company’s compliance with applicable corporate governance obligations under the Companies Act; (ii) the company’s compliance with its obligations under the Insurance Act (including regulations, rules and code of conduct made thereunder); and (iii) the information provided in that Declaration.
In addition to the above, PartnerRe Bermuda maintains an operating branch in Canada and a representative office in Mexico. The Canada branch is subject to regulation in Canada by the Office of the Superintendent of Financial Institutions (OSFI). For a further discussion of the regulations pertaining to the Canada branch see below.
Ireland
The Central Bank of Ireland (the Central Bank) regulates insurance and reinsurance companies authorized in Ireland, including PartnerRe Europe and PartnerRe Ireland. PartnerRe Holdings Europe Limited, a holding company for PartnerRe Europe and PartnerRe Ireland, and PartnerRe Ireland Finance DAC are not subject to regulation by the Central Bank. PartnerRe Europe is a reinsurance company incorporated under the laws of Ireland and is duly authorized as a reinsurance undertaking to carry on non-life and life reinsurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015. PartnerRe Ireland is an insurance company incorporated under the laws of Ireland and is duly authorized as an insurance undertaking to carry on non-life insurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015.
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
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements in accordance with International Financial Reporting Standards and related reports to the Irish Companies Registration Office (CRO) together with an annual return of certain core corporate information. Changes to core corporate information during the year must also be notified to the CRO. PartnerRe Europe and PartnerRe Ireland must also file and submit annual certifications for the following to the Central Bank:
1.    Corporate Governance Requirements for Insurance Undertakings 2015
2.    Fitness & Probity Standards (Code issued under Section 50 of the Central Bank Reform Act 2010)
3.    ORSA
4.    Solvency II Compliance Statement
5.    Quantitative Reporting Templates (QRTs)
6.    Regular Supervisory Reports
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
In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland and Hong Kong and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch, a composite branch, is subject to regulation by the Insurance Authority of Hong Kong. Following Brexit, the existing U.K. branch is also subject to local regulation under the U.K. Temporary Permission Regime. PartnerRe Ireland, pursuant to the

Non-admitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a non-admitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states.
PartnerRe Ireland has an operating branch in the U.K. that is subject to regulation under the U.K Temporary Permission Regime.
United States
PartnerRe U.S. Corporation is a Delaware domiciled holding company for its wholly-owned (re)insurance subsidiaries, PartnerRe U.S. and PartnerRe America Insurance Company (PRAIC) (PartnerRe U.S. and PRAIC together being the PartnerRe U.S. Insurance Companies). The PartnerRe U.S. Insurance Companies are subject to regulation under the insurance statutes and regulations of their domiciliary states (New York in the case of PartnerRe U.S. and Delaware in the case of PRAIC, and all states where they are licensed, accredited approved to underwrite insurance and reinsurance or commercially domiciled). In 2020, PRAIC was commercially domiciled in California and may similarly be commercially domiciled in 2021.
Currently, the PartnerRe U.S. Insurance Companies are licensed, accredited or approved reinsurers and/or insurers in all fifty states and the District of Columbia, and are subject to the requirements described below.
PartnerRe U.S. Corporation is also the owner of Presidio and its 100% owned subsidiary Presidio Excess Insurance Services, Inc. (PXS). PXS is a managing general underwriter licensed in a number of states. PXS is not subject to any significant regulatory requirements or restrictions that would have a material impact on the Company.
The Company also, through its 100% owned subsidiary, PartnerRe U.S. Corporation, owns 100% of PartnerRe Life Reinsurance Company of America (PLRA) a life reinsurance company which is subject to regulation under the insurance statutes and regulations of Arkansas, its state of domicile, and all states where PLRA is licensed, accredited or approved to underwrite reinsurance.
Risk-Based Capital Requirements. The Risk-Based Capital (RBC) for Insurers Model Act (the Model RBC Act) or similar legislation has been adopted by all states in the U.S. The main purpose of the Model RBC Act is to provide a tool for insurance regulators to evaluate the capital of insurers with respect to the risks assumed by them and to determine whether there is a need for possible corrective action. U.S. insurers and reinsurers are required to report the results of their RBC calculations as part of the statutory annual statements that such insurers and reinsurers file with state insurance regulatory authorities. The Model RBC Act provides for four different levels of regulatory actions, each of which may be triggered if an insurer’s Total Adjusted Capital (as defined in the Model RBC Act) is less than a corresponding level of risk-based capital. Decreases in an insurer’s Total Adjusted Capital as a percentage of its Authorized Control Level (as defined in the Model RBC Act) triggers increasing regulatory actions. Such regulatory actions include but are not limited to issuance of orders for corrective action by the insurer, rehabilitation or liquidation of the insurer. No such actions have been taken with respect to the PartnerRe U.S. Insurance Companies or PLRA.
Insurance Regulatory Information System (IRIS) Ratios. A committee of state insurance regulators developed the NAIC’s IRIS primarily to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance or reinsurance companies operating in their respective states. IRIS identifies thirteen industry ratios for property/casualty insurers and twelve industry ratios for life insurers, and specifies usual values for each ratio. Generally, a company will become subject to regulatory scrutiny if it falls outside the usual ranges with respect to four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain the company’s underwriting capacity. No such action has been taken with respect to the PartnerRe U.S. Insurance Companies or PLRA.
Reporting Requirements. Regulations vary from state to state, but generally require insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with their state domiciliary regulatory authorities certain reports, including information concerning their capital structure, ownership, financial condition and general business operations. State regulatory authorities monitor compliance with, and periodically conduct examinations with respect to, state mandated standards of solvency, licensing requirements, investment limitations, and restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of policyholders and creditors, such as reinsureds, methods of accounting for assets, reserves for unearned premiums and losses, and other purposes. In general, such regulations are for the protection of reinsureds and, ultimately, their policyholders and creditors, rather than security holders. In the U.S., the New York State Department of Financial Service (NYDFS) is the domiciliary regulator of PartnerRe U.S., the Delaware Department of Insurance is the domiciliary regulator of PRAIC and the Arkansas Insurance Department is the domiciliary regulator of PLRA. PRAIC was also subject to the commercial domicile regulations of the California Department of Insurance during 2020.
Dividends and Distributions. Under New York law, the NYDFS must approve any dividend declared or paid by PartnerRe U.S. that, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of its statutory surplus as shown on the latest statutory financial statements on file with the NYDFS, or 100% of its adjusted net investment income. Under Delaware law the Delaware Commissioner of Insurance must approve any dividend declared or paid by

PRAIC that, together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. Under the commercial domicile laws of California, the California Insurance Commissioner must approve any dividend declared or paid by PRAIC, that together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. Under Arkansas law the Arkansas Insurance Commissioner must approve any dividend declared or paid by PLRA that, together with all dividends and distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PLRA's surplus as regards policyholders as of the preceding December 31 or (ii) the net gain from operations not including capital gains for the twelve-month period ending on the preceding December 31. Arkansas, California, Delaware and New York do not permit a dividend to be declared or distributed, except out of earned surplus.
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
PartnerRe Bermuda and PartnerRe U.S. maintain sufficient assets, vested in trust at a Canadian financial institution, approved by OSFI, to allow their branches to meet minimum statutory solvency requirements as required by the Act, the regulations made under the Act and applicable guidelines issued by OSFI. Certain statutory information is filed with federal and provincial insurance regulators in respect of both property and casualty and life business written by branches. This information includes, among other things, a yearly business plan and an annual Financial Condition Testing (FCT) report from the Appointed Actuary of the branch that tests the adequacy of the assets that are vested under various adverse scenarios or "stress tests". It is also necessary for an ORSA to be prepared each year. Each branch is required to have a Chief Agent in Canada to act as its local representative.
PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada) is a Canadian incorporated life reinsurer that is a subsidiary of the Company and is domiciled in Canada. PartnerRe Canada is authorized to insure, in Canada, risks falling within the classes of Life and Accident and Sickness, limited to the business of reinsurance.
PartnerRe Canada is required to maintain capital in Canada in a custodial account to meet minimum statutory solvency requirements as required by the Canadian Insurance Act, its regulations and applicable guidelines issued by OSFI. Certain statutory information is filed with OSFI in respect of the life business written by PartnerRe Canada. This information includes, among other things, an annual business plan and FCT report from the Appointed Actuary of PartnerRe Canada that tests the adequacy of assets under various scenarios or "stress tests". It is also necessary for an ORSA to be prepared each year.
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
Significant aspects of the Singapore reinsurance regulatory framework and requirements include the following:
Solvency Requirements. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset risks and operational risks). The MAS is entitled to require that a licensed reinsurer holds assets of a certain type and prescribed value in Singapore.
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
Dividends and Distribution. Dividends are generally declared from unappropriated profits. The declaration of a dividend by PartnerRe Asia may be subject to relevant conditions and requirements being met as specified under the Insurance Act (Singapore) and its associated regulations. Any proposed reduction of capital or redemption of preference shares requires the prior approval of the MAS. In addition to the above, the laws and initiatives issued by the MAS regarding Corporate Governance, Outsourcing, Cyber Security, Technology Risk Management and Environmental Risk Management currently impact, or may impact, Partner Re Asia in the future.
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
Canada
The Canadian life branch of PartnerRe Bermuda, the Canadian non-life branch of PartnerRe U.S. and PartnerRe Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2020. See also the discussion of taxation in the United States below.
France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. The tax on corporate profits in France has been 32.02%.
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

Singapore
The Company’s Singapore subsidiary, PartnerRe Asia, is subject to corporate taxation in Singapore at the rate of 10% on profits arising from onshore and offshore business. However, tax exemptions may apply to qualifying profits derived from certain lines of business.
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
In addition, PartnerRe Europe and PartnerRe Ireland write certain U.S. and Latin American business through their U.S. reinsurance intermediaries. As a result, PartnerRe Europe and PartnerRe Ireland are deemed to be engaged in a U.S. trade or business and thus are subject to taxation in the U.S. Finally, PartnerRe Capital Investments LLC (PCIC) and PLRA are also U.S. corporations subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 21%. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, PCIC, PLRA, and the 953(d) electing reinsurer, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and the 953(d) electing reinsurer) are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 21% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 45% on the net income connected with a U.S. trade or business.
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
In addition to the Company, significant investments of EXOR N.V. include Stellantis N.V. (formerly Fiat Chrystler Automobiles), CNH Industrial, Ferrari and Juventus Football Club.
The Company’s principal operating subsidiaries at December 31, 2020 are as follows:

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
D. Property, Plants and Equipment
The Company leases office space in Pembroke (Bermuda) where its principal executive offices are located. Additionally, the Company leases office space in various other locations, principally in Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company directly holds certain real estate investments located in London, U.K. Refer to Note 2(g) to the Consolidated Financial Statements in Item 18 of this report for further details.

ITEM 4.A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information for the years ended December 31, 2020, 2019 and 2018 presented below is based on, or has been derived from, and should be read in conjunction with, the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report. The financial results below are presented in U.S. dollars as the reporting currency.
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
The Company is in the business of assessing and assuming risk for an appropriate return. The Company creates value through its ability to understand, evaluate, diversify and distribute risk. The Company's strategy is formulated on a capital-based risk appetite and the selected risks that management believes will allow the Company to meet its goals for appropriate profitability and risk management within that appetite. Management believes that this construct allows the Company to balance the cedant’s need for confidence of claims payment with shareholder needs for an appropriate return on capital.
The Company’s long-term objective is to provide reinsurance capacity to clients and manage a portfolio of diversified risks that will create shareholder value. The Company’s profitability in any particular period can be significantly affected by large catastrophic or other large losses and the impact of changes in interest rates, credit spreads and equity markets on the fair value of investments (see Key Factors Affecting Year-over-Year Comparability below). Accordingly, the Company’s performance during any particular period is not necessarily indicative of its performance over the longer-term reinsurance cycle.
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
In an increasingly competitive market environment, and considering increased regulatory and rating agency expectations, the Company continues to focus on its risk management strategy, financial strength, underwriting selection process and global presence. The Company removes the volatility associated with those risks from the client and then manages those risks and the risk-related volatility. The Company's global presence and broad product offerings allows it to achieve portfolio diversification of risks.
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
The non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has experienced soft market conditions with either general decreases, no changes, or marginal improvements, in pricing and profitability. Price increases were experienced in loss exposed lines of business following losses incurred in 2019. During 2020, the COVID-19 pandemic led to price increases for many of the Company's lines of business. Across the industry, expected future price increases resulting from the pandemic could lead to an influx of new capital, and this availability of capital could create uncertainty around continued upward pricing momentum.

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
During 2020, the Company continued to execute its Growth Strategy in the Life and Health segment by continuing to increase new business volume in life business and hiring additional employees to support further growth in this segment.
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
Strategic Initiatives
The Company's strategy is to focus on reinsurance of business written by our cedants, and not compete with our clients through directly writing or assuming insurance risks. The Company is focused on striking the right balance between top down and bottom up risk selection by broadening scope and client penetration for well-understood, efficient risk classes and keeping a selective approach for less predictable risk patterns. Among the Company's strategic priorities are growing the non-life footprint with selected clients and brokers, using retrocession to enhance balance sheet strength, including retrocession to third party capital vehicles, and growing the Life and Health book in targeted product segments and geographies. The Company will continue to execute its Growth Strategy in the Life and Health segment by continuing to increase new business volume and leveraging new talent hired to support further growth in this segment.
Reinsurance Market Outlook
The Company believes that overall, reinsurance will broadly remain a cyclical market, albeit of less amplitude, primarily as a result of capital inflows and outflows, and that the cycles will become more specific and local, with less global amplitude.
The outlooks for 2021 for each of the Company's segments are summarized as follows:
2021 P&C Segment Outlook
During the January 1, 2021 renewals, the Company observed improving pricing trends in most lines of business. The market improvements were driven by primary rate increases in U.S. Casualty, Property Catastrophe rates (particularly in North America) and the assumed retrocession market. Due to capital capacity entering and leaving the industry, it is not possible to forecast how long the current pricing conditions will stay.
2021 Specialty Segment Outlook
During the January 1, 2021 renewals, the Company generally observed improved pricing in most lines of business within the Specialty segment (particularly in the engineering, aviation, energy, marine and property lines of business). Due to capital capacity entering and leaving the industry, it is not possible to forecast how long the current pricing conditions will stay.
2021 Life and Health Outlook
The January 1, 2021 renewal for life business is not significant, as only a limited portion of the premiums written associated with the life portfolio is short-term business. While COVID-19 did result in slowing of reinsurance bidding activity in 2020 in certain regions such as North America, we expect a return to normal levels in 2021. Management expects moderate growth in the Company’s life portfolio in 2021 assuming constant foreign exchange rates, mainly due to growth in Asia, Canada, Europe and the United States. Pricing conditions are not expected to materially differ from 2020.
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
Liability funds represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 55% and 53% of the total invested assets at December 31, 2020 and 2019, respectively.
Capital funds represent total capital of the Company, which includes shareholders' equity and debt liabilities, and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 45% and 47% of the total invested assets at December 31, 2020 and 2019, respectively.
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
The Company’s investment strategy allows for the use of certain derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, equity option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities, and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the Board. At December 31, 2020, the Company had no significant financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
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

In 2020, the Company's investment portfolio was impacted by decreases in worldwide risk-free rates and changes in portfolio mix resulting in lower net investment income. If the current lower yield environment should persist, assuming constant foreign exchange rates, Management expects similar but challenging levels of net investment income in 2021.
A. Operating Results
At December 31, 2020 and 2019, EXOR Nederland N.V. held 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. The common shares are not listed. Accordingly, per share data is not considered meaningful to present.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s net income or loss for the years ended December 31, 2020, 2019 and 2018 include the following:
•The effects of the COVID-19 pandemic and related economic impacts
•Other large catastrophic and large loss events impacting Non-life segment underwriting results
•Volatility in capital markets impacting investment results, and
•Foreign exchange rate fluctuations.
These factors, as well as other factors described below, may continue to affect our results of operations and financial condition in the future. Each of these key factors is discussed further in the Review of Net Income or Loss section below for each of the years ended December 31, 2020, 2019 and 2018.
Review of Net Income or Loss
The components of net income or loss for the years ended December 31, 2020, 2019 and 2018 are presented in the Company’s Consolidated Statements of Operations, and in the breakdown by segment in Note 18 to the Consolidated Financial Statements, in Item 18 of this report.
Management analyzes the Company’s net income or loss in three parts: underwriting result, investment result, and corporate and other, which comprises the other components of net income or loss not allocated to the Company’s P&C, Specialty and Life and Health segments.
The net income or loss for the years ended December 31, 2020, 2019 and 2018 was comprised as follows (in millions of U.S. dollars):

	2020	2019	2018
Underwriting result
P&C	$(72)	$40	$(189)
Specialty	(232)	(60)	142
Total Non-life	$(304)	$(20)	$(47)
Life and Health (1)	2	1	20
	$(302)	$(19)	$(27)
Investment result	839	1,352	37
Corporate and other	(283)	(396)	(96)
Net income (loss)	$254	$937	$(86)

(1) Underwriting result excludes net investment income allocated to Life and Health as part of the allocated underwriting result of $68 million, $72 million and $66 million for the years ended December 31, 2020, 2019 and 2018, respectively. Allocated underwriting result is the metric management uses to measure results for the segment, as described below.
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
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See Note 18 to the Consolidated Financial Statements included in Item 18 of this report for a description of the Company’s segments, a discussion on how the Company measures its segment results (including definitions of loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio) and a breakdown of net income or loss, including underwriting results by segment, for each of the years ended December 31, 2020, 2019 and 2018.
See results for each of the segments below for discussions on factors impacting net income or loss as it relates to the Company's underwriting results for each of the years ended December 31, 2020, 2019 and 2018. Details of Other income and Other expenses are discussed in the Corporate and Other section below.
In addition to the information presented below, see also Note 18 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of Company's net income, including results by segment, and for details of combined ratios for the Non-life segments for the years ended December 31, 2020, 2019 and 2018.
The effects of the COVID-19 pandemic and related economic impacts
The COVID-19 pandemic and the related economic impact is ongoing, and there continues to be significant uncertainty surrounding the full extent of the impact. The Company incurred $397 million of underwriting losses, net of retrocession and reinstatement premiums, as a direct result of COVID-19 and the related effects of the economic impact for the year ended December 31, 2020, with the majority of the losses classified as incurred but not reported reserves. These losses are attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health business.
As discussed more fully in Item 3.D – Risk Factors, there remains significant uncertainty related to the full extent of COVID-19 losses. For example, a longer or more severe recession could increase the probability of losses. There are also potential legislative, regulatory and judicial actions that create significant uncertainty with respect to policy coverage and other issues. We continue to actively monitor information received from or reported by clients, brokers, industry actuaries, regulators, courts and others, and to assess that information in the context of our own portfolio.
The impact of COVID-19 on the Company’s underwriting results by segment for the year ended December 31, 2020 was as follows (in millions of U.S. dollars, except ratios):

	P&C segment	Specialty segment	Total Non-life	Life & Health segment	Total
COVID-19 related losses	$160	$211	$371	$26	$397
Impact on combined ratio	5.1%	11.2%	7.3%	n/a	n/a

n/a: Not applicable

Non-life Results
The Non-life underwriting results for 2020, 2019 and 2018 were largely driven by premiums earned reduced for losses and loss expenses (including the impacts of COVID-19 described above, other large catastrophic and large loss events and net prior years' reserve development) and also reduced for acquisition costs, as more fully described below.
Other large catastrophic and large loss events, excluding COVID-19
As the Company’s reinsurance operations are exposed to low-frequency and high-severity risk events, some of which are seasonal, results for certain periods may include unusually low loss experience, while results for other periods may include modest or significant loss experience driven by catastrophic losses. The Company generally considers losses greater than $35 million, net of retrocession and reinstatement premiums, to be large catastrophic or large loss events.
The impact of large catastrophic and large losses, excluding the effects of COVID-19 described above, on the Company’s underwriting results for the years ended December 31, 2020, 2019 and 2018 was as follows (in millions of U.S. dollars, except ratios):

	2020			2019			2018 (1)
	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life
Large catastrophic and large losses	$47	$8	$55	$258	$42	$300	$382	$4	$386
Impact on combined ratio	1.5%	0.4%	1.1%	8.4%	2.1%	5.9%	15.1%	0.2%	9.0%

(1) In 2018, losses related to Hurricane Florence and Typhoon Trami were individually less than $35 million each, but have been included in the large catastrophic and large losses total above as the losses combined were greater than $35 million based on best estimates as of December 31, 2018.
The large catastrophic and large losses, net of retrocession and reinstatement premiums, were comprised as follows:
•2020: $55 million related to Hurricane Laura
•2019: $258 million related to Typhoons Hagibis and Faxai and Hurricane Dorian and $42 million related to a large aviation loss
•2018: $176 million related to Typhoons Jebi and Trami and Hurricanes Florence and Michael and $210 million related to California Wildfires
Losses and loss expenses for 2020, 2019 and 2018 were also impacted by non-life prior years' reserve development. Non-life prior years' reserve was $71 million adverse (1.4 points on the combined ratio) for 2020, $57 million favorable (1.1 points on the combined ratio) for 2019 and $249 million favorable (5.8 points on the combined ratio) for 2018. See Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.
See results for each of the P&C and Specialty segments below for further details of Non-life underwriting results for each of the years ended December 31, 2020, 2019 and 2018.

P&C Segment
The components of underwriting result, including technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios (which are calculated as a percentage of net premiums earned) for the P&C segment for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars, except ratios):

	2020	2019	2018
Gross premiums written	$3,442	$3,579	$3,015
Premiums ceded	(398)	(277)	(293)
Net premiums written	$3,044	$3,302	$2,722
Net premiums earned	$3,163	$3,071	$2,535
Losses and loss expenses	(2,389)	(2,167)	(2,073)
Acquisition costs	(784)	(783)	(606)
Technical result	$(10)	$121	$(144)
Other (loss) income	(1)	(1)	30
Other expenses (1)	(61)	(80)	(75)
Underwriting result	$(72)	$40	$(189)
Loss ratio	75.5%	70.6%	81.8%
Acquisition ratio	24.8	25.5	23.9
Technical ratio	100.3%	96.1%	105.7%
Other expense ratio	1.9	2.6	3.0
Combined ratio	102.2%	98.7%	108.7%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.

Technical and underwriting results and related ratios
The P&C underwriting and technical results for 2020, 2019 and 2018 were largely driven by premiums earned reduced for losses and loss expenses, and, to a lesser extent, acquisition costs.
2020 compared to 2019
The decreased technical result (and the corresponding increase in the technical ratio) in 2020 compared to 2019 was largely driven by a higher loss ratio. The decreased underwriting result (and a corresponding increase in the combined ratio) was driven by deterioration in the technical result and ratio, partially offset by lower other expenses and expense ratio.
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

Premiums
The P&C segment represented 48%, 48% and 47% of total net premiums written in 2020, 2019 and 2018, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
2020 compared to 2019
The decrease in gross and net premiums written was driven primarily by premium exposure adjustments resulting from the economic impact of COVID-19 and the Company's focus on portfolio optimization throughout 2020, which particularly impacted the motor line of business. Net premiums written included a reduction for premiums ceded, which increased over the prior year. The increase in net premiums earned was driven by premiums earned on prior underwriting years, which more than offset the impact of lower net premiums written in the current year.
2019 compared to 2018
The increase in gross and net premiums written and net premiums earned was driven primarily by new business written and renewal increases in the casualty, catastrophe and motor lines of business. Net premiums written and earned included a reduction for premiums ceded, which were lower than the prior year.
Losses and loss expenses
Losses and loss expenses include the impacts of COVID-19 and other large catastrophic and large losses described above, as well as net prior years' reserve development referred to above. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details of losses and loss expenses and prior years' reserve development.
2020 compared to 2019
The increase in losses and loss expenses and loss ratio was primarily driven by COVID-19 related losses. Large catastrophic losses related to Hurricane Laura in 2020 were lower than large catastrophic losses related to Typhoons Hagibis and Faxai and Hurricane Dorian in 2019, however this was offset by the impact of an aggregation of mid-sized catastrophic and man-made losses during 2020. The increase in 2020 was also, to a lesser extent, driven by a lower level of favorable prior years' reserve development of $65 million in 2020 as compared to $136 million in 2019.
2019 compared to 2018
The increase in losses and loss expenses was primarily driven by growth in business. This was partially offset by a decrease in attritional losses in the current accident year, a lower level of large catastrophic and large losses, and, to a lesser extent, a higher level of favorable prior years' reserve development as compared to 2018. This resulted in a lower loss ratio compared to 2018.
Acquisition costs
2020 compared to 2019
Acquisition costs were flat compared to 2019, and the related acquisition cost ratio decreased, driven by a lower level of experience refund accruals related to U.S. health business.
2019 compared to 2018
The increase in acquisition costs was in line with an increase in net premiums earned. The related acquisition cost ratio increased compared to 2018, driven by an increased level of experience refund accruals related to U.S. health business.

Specialty Segment
The components of underwriting result, including technical result, which is calculated as net premiums earned less losses and loss expenses and acquisition costs, and the corresponding ratios, which are calculated as a percentage of net premiums earned, for the Specialty segment for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars, except ratios):

	2020	2019	2018
Gross premiums written	$1,935	$2,213	$2,050
Premiums ceded	(153)	(76)	(180)
Net premiums written	$1,782	$2,137	$1,870
Net premiums earned	$1,892	$1,987	$1,767
Losses and loss expenses	(1,628)	(1,496)	(1,096)
Acquisition costs	(470)	(523)	(502)
Technical result	$(206)	$(32)	$169
Other expenses (1)	(26)	(28)	(27)
Underwriting result	$(232)	$(60)	$142
Loss ratio	86.0%	75.3%	62.0%
Acquisition ratio	24.8	26.3	28.4
Technical ratio	110.8%	101.6%	90.4%
Other expense ratio	1.4	1.4	1.5
Combined ratio	112.2%	103.0%	91.9%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
Technical and underwriting results and related ratios
The Specialty underwriting and technical results for 2020, 2019 and 2018 were largely driven by premiums earned reduced for losses and loss expenses, and, to a lesser extent, acquisition costs.
2020 compared to 2019
The decrease in the technical result (and the corresponding increase in the technical ratio) in 2020 compared to 2019 was largely driven by an increase in the loss ratio, partially offset by a decrease in acquisition ratio. The decrease in the underwriting result (and a corresponding increase in the combined ratio) was driven by the decrease in the technical result.
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
Premiums
The Specialty segment represented 28%, 31% and 32% of total net premiums written in 2020, 2019 and 2018, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
2020 compared to 2019
The decrease in gross and net premiums written and earned was driven primarily by premium exposure adjustments resulting from the economic impact of COVID-19, which particularly impacted the aviation line of business, and the Company's focus on portfolio optimization throughout 2020, including run-off of the Lloyd's net quota share portfolio. Net premiums written and earned included a reduction for premiums ceded, which increased over the prior year.

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
Losses and loss expenses
Losses and loss expenses include the impacts of COVID-19 and other large catastrophic and large losses described above, as well as net prior years' reserve development referred to above. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details of losses and loss expenses and prior years' reserve development.
2020 compared to 2019
The increase in losses and loss expenses was primarily driven by COVID-19 related losses and higher adverse prior years' reserve development of $136 million compared to $79 million in 2019. This was partially offset by an improvement in the current accident year attritional loss ratio.
2019 compared to 2018
The increase in losses and loss expenses compared to 2018 was primarily attributable to adverse prior years' reserve development in 2019, as well as growth in the business.
See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details of losses and loss expenses and prior years' reserve development.
Acquisition costs
2020 compared to 2019
The decrease in acquisition costs was in line with a decrease in net premiums earned. The decrease in acquisition cost ratio was primarily driven by a decrease in loss sensitive commissions and changes in the mix of business.
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
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars):

	2020	2019	2018
Gross premiums written	$1,499	$1,493	$1,235
Premiums ceded	(24)	(23)	(24)
Net premiums written	$1,475	$1,470	$1,211
Net premiums earned	$1,482	$1,467	$1,212
Losses and loss expenses	(1,318)	(1,263)	(1,025)
Acquisition costs	(102)	(149)	(129)
Technical result	$62	$55	$58
Other income (1)	13	15	13
Other expenses (2)	(73)	(69)	(51)
Underwriting result	$2	$1	$20
Net investment income	68	72	66
Allocated underwriting result	$70	$73	$86

(1) Other income represents fee income on deposit accounted contracts and longevity swaps.
(2) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
Allocated underwriting result
The underwriting result for Life and Health is increased by net investment income allocated to this segment to determine allocated underwriting result. See Investments Results section below for further details on net investment income. The Life and Health underwriting and allocated underwriting results for 2020, 2019 and 2018 were largely driven by premiums earned reduced for losses and loss expenses, and, to a much lesser extent, acquisition costs.
2020 compared to 2019
The underwriting result was flat, as the favorable impact of certain portfolio recaptures and positive experience in the Company's longevity business was offset by the impact of COVID-19 related losses and higher expenses during 2020 to support growth in the business. The decrease in allocated underwriting result was driven by a decrease in net investment income, driven by lower reinvestment rates.
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

Premiums
The Life and Health segment represented 24%, 21% and 21% of total net premiums written in 2020, 2019 and 2018, respectively. Business reported in this segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
2020 compared to 2019
Gross and net premiums written and net premiums earned were flat during the year, primarily driven by growth in the Company's longevity business, offset by decreases in short-term protection business.
2019 compared to 2018
The increases in gross and net premiums written and net premiums earned were primarily driven by growth in the longevity business.
Losses and loss expenses
2020 compared to 2019
The increase in losses and loss expenses was primarily attributable to COVID-19 impacts and growth in longevity and long term mortality business. In addition, while the Company reduced its short term life business, adverse development in this business contributed to higher relative losses in 2020. This was partially offset by the favorable impact of recaptures of certain treaties in the European region, which resulted in a net gain of $28 million recorded as a reduction to losses and loss expenses in 2020.
2019 compared to 2018
The increase in losses and loss expenses was primarily attributable to growth in the longevity business and increased losses related to the Company's short-term life business.
Acquisition costs
2020 compared to 2019
Acquisition costs decreased during the year mainly due to changes in the mix of business.
2019 compared to 2018
Acquisition costs increased in line with increases in net premiums earned.

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
The components of the investment result for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars):

	2020	2019	2018
Net investment income (1)	$361	$449	$416
Net realized and unrealized investment gains (losses)	454	887	(390)
Interest in earnings of equity method investments	24	16	11
Total investment result	$839	$1,352	$37

(1) Includes amounts allocated to the Life and Health segment as presented in Results by Segment above.
Net Investment Income
Net investment income by asset type for the years ended December 31, 2020, 2019 and 2018 is included in Note 4(b) to the Consolidated Financial Statements in Item 18 of this report and is summarized below (in millions of U.S. dollars):

	2020	2019	2018
Fixed maturities, short-term investments and cash and cash equivalents	$302	$407	$392
Other invested assets	89	69	26
Equities, funds held and other	21	12	27
Investment expenses	(51)	(39)	(29)
Net investment income	$361	$449	$416
2020 compared to 2019
Net investment income decreased in 2020 compared to 2019 driven by the impact of lower reinvestment rates due to significant decreases in worldwide risk-free rates in the first quarter of 2020.
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

See Note 4(a) to the Consolidated Financial Statements in Item 18 of this report for details of realized investment gains and losses and changes in unrealized investment gains and losses by investment type. Investment results for the years ended December 31, 2020, 2019 and 2018 were significantly impacted by the volatility in the capital markets with the Company reporting Net realized and unrealized investment gains or losses, included in net income or loss, as follows (in millions of U.S. dollars):

	2020	2019	2018
Net realized investment gains (losses)	$16	$251	$(202)
Change in net unrealized investment gains (losses)	444	639	(182)
Impairment loss on investments in real estate	(6)	(3)	(6)
Net realized and unrealized investment gains (losses)	$454	$887	$(390)
The net realized and unrealized investment gains of $454 million in 2020 were driven by net realized and unrealized investment gains of $245 million on fixed maturities and short-term investments and $189 million of net realized and unrealized investment gains on equities. Gains on fixed maturities and short-term investments were primarily unrealized and driven by decreases in worldwide risk free rates. Gains on equities were also primarily unrealized and were due to increases in worldwide equity markets. Net realized and unrealized investment gains also included $26 million of gains on other invested assets, driven by private equities. The $6 million impairment loss on investments in real estate was driven by a write-down in value of London-based real estate investments directly owned by the Company.
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
See also Notes 3 and 4(a) to the Consolidated Financial Statements in Item 18 for further details.
Interest in Earnings of Equity Method Investments
The interest in earnings of equity method investments for 2020, 2019 and 2018 of $24 million, $16 million and $11 million, respectively, reflect gains on private equities, partially offset by a decrease in value of real estate assets held by an equity method investee, Almacantar, a privately held real estate investment and development group.

Corporate and Other
The following are components of net income or loss (in millions of U.S. dollars), excluding amounts that the Company includes in investment results or allocates to segments, in line with the way the Company manages its business, as described above.

	2020	2019	2018
Other expense, net of other income, not allocated to the segments (1)	$(195)	$(192)	$(146)
Losses and loss expenses (2)	—	3	—
Interest expense	(39)	(40)	(43)
Loss on redemption of debt	—	(15)	—
Amortization of intangible assets	(10)	(12)	(35)
Net foreign exchange (losses) gains	(52)	(87)	119
Income tax benefit (expense)	13	(53)	9
Corporate and Other	$(283)	$(396)	$(96)

(1) The Company allocates certain other expenses that vary with business written by its operating segments. Refer to Underwriting Results section above for tables that include Other expense and Other income amounts allocated to each of the three segments.
(2) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019. Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019. There were no incurred losses or non-life reserves allocated to Corporate and Other during 2020.
Other Expenses
The Company's Other expenses are included in the underwriting result and in Corporate and Other, as described above. The Company’s total Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars, except ratios):

	2020	2019	2018
Other expenses	$356	$370	$306
Other expenses, as a % of total net premiums earned	5.4%	5.7%	5.5%
2020 compared to 2019
Other expenses of $356 million for 2020 decreased by $14 million compared to 2019 primarily due to lower annual incentive and long term incentive payout for employees compared to the prior year, partially offset by an increase in consulting and professional fees for accounting standard implementation projects.
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
Interest Expense and Loss on Redemption of Debt
Interest expense of $39 million in 2020 was comparable to $40 million for 2019. During the third quarter of 2020, the Company issued $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050. The additional interest expense related to this issuance was more than offset by the benefits of reduced interest expense from refinancing that took place in 2019, described below.
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

Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012, Aurigen in 2017 and Claim Analytics Inc. in 2018. The amortization expense for 2020 was comparable to 2019. The decrease in amortization expense to $12 million in 2019 from $35 million in 2018 was primarily related to the intangible asset for guaranteed reserves which was written off in 2018, following the commutation of the Paris Re reserve agreement. See Note 6 to the Consolidated Financial Statements in Item 18 for further details.
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
Net foreign exchange losses were $52 million for 2020 compared to losses of $87 million for 2019 and gains of $119 million for 2018. The losses in 2020 were driven by the weakening of the U.S. dollar against all major currencies (primarily the Canadian dollar, British Pound and Swiss Franc) and the cost of hedging. The losses in 2019 were mainly driven by the weakening of the U.S. dollar against certain major currencies and foreign currency hedging costs, while gains in 2018 were driven by the strengthening of the U.S. dollar against certain major currencies and foreign currency hedge results.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:
•the U.S. dollar ending exchange rate weakened against all major currencies, at December 31, 2020 compared to December 31, 2019
•the U.S. dollar average exchange rate for the year weakened against most major currencies, with the exception of the Canadian dollar, in 2020 compared to 2019
•the U.S. dollar ending exchange rate weakened against most major currencies, with the exception of the Euro, at December 31, 2019 compared to December 31, 2018
•the U.S. dollar average exchange rate for the year strengthened against most major currencies, with the exception of the Japanese yen, in 2019 compared to 2018
The above fluctuations impacted individual line items of the Company’s Consolidated Statement of Operations as well as the Change in currency translation adjustment included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report and in Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report. See also section B. Liquidity and Capital Resources—Currency for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.
Income Taxes
The effective income tax rate, which the Company calculates as income tax expense or benefit divided by net income or loss before taxes, may fluctuate significantly from period to period depending on the geographic distribution of pre-tax net income or loss in any given period between different jurisdictions. The geographic distribution of pre-tax net income or loss can vary significantly between periods due to, but not limited to, the following factors: the business mix of net premiums earned, the geographic location, quantum and nature of net losses and loss expenses incurred, the quantum and geographic location of other expenses, net investment income, net realized and changes in unrealized investment gains and losses and the quantum of specific adjustments to determine the income tax basis in each of the Company’s operating jurisdictions. In addition, a significant portion of the Company’s gross and net premiums are written and earned in Bermuda, a non-taxable jurisdiction, including the majority of the Company’s catastrophe business, which can result in significant volatility in the Company’s pre-tax net income or loss from period to period.

The Company’s income tax expense (benefit) and effective income tax rate for the years ended December 31, 2020, 2019 and 2018 were as follows (in millions of U.S. dollars, except ratios):

	2020	2019	2018
Income tax (benefit) expense	$(13)	$53	$(9)
Effective income tax rate	(5.4)%	5.3%	9.4%
Income tax (benefit) expense and the effective income tax rate during 2020, 2019 and 2018 were primarily driven by the geographic distribution of the Company’s pre-tax income and losses between its various jurisdictions. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The Company did not make use of any direct support measures. It was only the Company’s U.S. subsidiaries that benefited from the CARES Act through the passage of modified tax loss carry-back rules that allow losses to be carried back to years with a higher tax rate. As a result, the Company’s U.S. subsidiaries realized a tax benefit of $35 million (or a reduction of 14.4 points on the effective tax rate) for the year ended December 31, 2020. See Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The Company's total capital (defined as total of debt liabilities and preferred and common shareholders’ equity) at December 31, 2020 and 2019 was as follows (in millions of U.S. dollars, except percentages):

	December 31, 2020		December 31, 2019
Senior notes due 2026	$915	10%	$833	9%
Senior notes due 2029	496	5	496	6
Junior subordinated notes due 2050	494	5	—	—
Capital efficient notes due 2066	62	1	62	1
Total debt (1)	$1,967	21%	$1,391	16%
Preferred shareholders’ equity, aggregate liquidation value	$637	7%	$704	8%
Common shareholder’s equity	6,690	72	6,566	76
Total shareholders' equity	$7,327	79%	$7,270	84%
Total capital	$9,294	100%	$8,661	100%

(1) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheets at December 31, 2020 and December 31, 2019 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheets, as the finance entity that issued the debt (PartnerRe Finance II Inc.) does not meet the U.S. GAAP criteria for consolidation. The Consolidated Balance Sheets include the related intercompany notes of $70 million issued by PartnerRe U.S. Corporation to PartnerRe Finance II Inc. See Note 9 to the Consolidated Financial Statements included in Item 18 of this report for further information.
Total capital of $9.3 billion at December 31, 2020 was up 7.3% compared to December 31, 2019 primarily due to the issuance of junior subordinated notes during 2020, an increase in common shareholder's equity and foreign exchange movements on Euro denominated debt, partially offset by the redemption of Series F preferred shares, described as follows:
•During the third quarter of 2020, the Company issued $500 million aggregate principal amount of 4.500% fixed-rate reset junior subordinated notes at par. The net proceeds of the issuance, after consideration of the underwriting expenses, commissions and other expenses, totaled $494 million. A portion of the proceeds were used to redeem preferred shares described below.
•Shareholders’ equity, comprised of preferred and common shareholders’ equity in the table above, was $7.3 billion at December 31, 2020, a 0.8% increase compared to December 31, 2019. The increase was primarily driven by comprehensive income of $234 million, offset by common and preferred dividend payments totaling $96 million in 2020, and the redemption of the 5.875% Series F preferred shares with a liquidation value of $67 million.
•The increase in senior notes is primarily due to the foreign exchange impact of translating the Euro denominated debt into U.S. dollars, the Company's reporting currency.
The Company expects to utilize the remaining proceeds from the most recent junior subordinated debt issuance to redeem additional preferred shares and for other general corporate purposes in 2021. The Company also plans to raise additional financing in 2021 to redeem additional preferred shares and for other general corporate purposes, market conditions permitting. Our shelf registration statement on Form F-3 under the Securities Act provides for future offerings of securities, including preferred shares and debt securities, up to a certain aggregate offering price limit, allowing for efficient access to capital markets. The remaining unused limit under our shelf registration is $400 million.
See section F. Tabular Disclosures of Contractual Obligations below for further details of obligations of the Company. See Notes 9, 10 and 11 to the Consolidated Financial Statements in Item 18 of this report for a further discussion related to the Company's indebtedness and shareholders' equity, and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2020. See also Consolidated Statements of Shareholders' Equity within the Consolidated Financial Statements in Item 18 of this report.
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
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2020 and 2019, the Company held cash and cash equivalents of $2,351 million and $1,484 million, respectively.
The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities, which includes cash flows related to underwriting operations and net investment income, was $1,125 million in 2020 compared to $999 million in 2019 and $447 million in 2018. The increase in 2020 compared to 2019 was primarily driven by increased cash flow from underwriting operations, due to increased premium collections in line with business growth in certain lines of business, partially offset by loss payments related to large catastrophic and large loss events, and to a lesser extent, higher payments for attritional losses. The increase in 2019 compared to 2018 was driven by increases in cash flow from underwriting operations.
Net cash used in investing activities was $633 million in 2020 compared to $118 million in 2019 and $1,261 million in 2018. The net cash used in investing activities in 2020 was primarily driven by net purchases of fixed maturities, offset by net sales of short term investments and other invested assets. The net cash used in investing activities in 2019 was primarily driven by purchases of other invested assets and short-term investments, offset by net sales of fixed maturities. The net cash used in investing activities in 2018 was primarily driven by purchases of fixed maturities and short-term investments and efforts made during 2018 to optimize yield on excess cash.
Net cash provided by financing activities was $328 million in 2020 compared to net cash used in financing activities of $268 million in 2019 and $94 million in 2018. The net cash from financing activities in 2020 was driven primarily by the issuance of junior subordinated notes, partially offset by the redemption of preferred shares and dividends paid to common and preferred shareholders. The net cash used in financing activities for both 2019 and 2018 was driven primarily by dividends paid to common and preferred shareholders.
In 2021, the Company expects to continue to generate positive operating cash flows, absent unknown events or catastrophic events or unanticipated factors that could result in negative operating cash flows in the future. Specifically, the Company expects cash flows from operating activities to continue to be sufficient to cover claims payments.
The Company’s ability to pay common and preferred shareholder dividends, interest payments on debt, and certain corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory accounting practices.
The reinsurance subsidiaries’ dividend restrictions at December 31, 2020 are described in Note 11 to the Consolidated Financial Statements in Item 18 of this report. As a result of the acquisition of the Company by EXOR N.V. (subsequently renamed EXOR Nederland N.V.) and the preferred share exchange offer in 2016, the Company's payment of dividends on common shares declared with respect to any fiscal quarter was restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. If the Company did not make aggregate distributions of all of the distributable amounts during any fiscal quarter, such remaining amounts would carryover to be available for dividends in subsequent fiscal quarters, regardless of the Company’s Net income or loss during such subsequent fiscal quarters. This restriction expired on December 31, 2020.
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
Historically, the Company, through its operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as variability in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available or liquidate a portion of its high quality and liquid investment portfolio. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents totaled $20.1 billion at December 31, 2020, of which $14.9 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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

(1) The Company's outlook from Moody's and A.M. Best is stable and the outlook from Standard & Poor's is negative.
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
Investments
The Company’s total invested assets of $20,178 million and $17,911 million at December 31, 2020 and 2019, respectively, are comprised of total investments, cash and cash equivalents, and accrued interest. The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2020 and 2019 were as follows (in millions of U.S. dollars, except percentages):

	December 31, 2020		December 31, 2019
Fixed maturities	$12,786	73%	$10,681	66%
Short-term investments	416	2	1,003	6
Equities	1,496	8	1,295	8
Investments in real estate	68	—	72	—
Other invested assets	2,968	17	3,266	20
Total investments (1)	$17,734	100%	$16,317	100%

(1)In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $2,351 million and $1,484 million at December 31, 2020 and 2019, respectively, and accrued interest of $92 million and $110 million at December 31, 2020 and 2019, respectively.
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

The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2020 were as follows (in millions of U.S. dollars, except percentages):

			Credit Rating (2)
December 31, 2020	Cost (1)	Fair Value	AAA	AA	A	BBB	Below investment grade	Unrated
Fixed maturities
U.S. government and sponsored enterprises	$2,386	$2,409	$—	$2,409	$—	$—	$—	$—
U.S. states, territories and municipalities	110	138	1	10	2	—	—	125
Non-U.S. sovereign government, supranational and government related	2,077	2,181	1,321	598	235	22	—	5
Corporate	3,186	3,341	6	274	1,312	1,274	421	54
Asset-backed securities	18	18	—	—	—	—	18	—
Residential mortgage-backed securities	4,565	4,699	382	4,317	—	—	—	—
Fixed maturities	$12,342	$12,786	$1,710	$7,608	$1,549	$1,296	$439	$184
Short-term investments	416	416	135	55	145	66	15	—
Total fixed maturities and short-term investments	$12,758	$13,202	$1,845	$7,663	$1,694	$1,362	$454	$184
% of Total fixed maturities and short-term investments			14%	58%	13%	10%	4%	1%

(1)Cost is amortized cost for fixed maturities and short-term investments.
(2)All references to credit rating reflect Standard & Poor’s (or estimated equivalent) ratings. Investment grade reflects a rating of BBB- or above.
At December 31, 2020, the Company held $37 million of government bonds issued by Spain and Ireland with a maturity less than five years. The Company did not have any other investments in securities issued by peripheral EU sovereign governments (Portugal, Italy, Ireland, Greece and Spain) at December 31, 2020.
At December 31, 2020, approximately 99% of the Company’s fixed maturity and short-term investments were publicly traded and approximately 95% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, average yield to maturity and expected average duration of the Company’s fixed maturities and short-term investments at December 31, 2020 and 2019 were as follows:

	December 31, 2020		December 31, 2019
Average credit quality	AA		AA
Average yield to maturity	1.6%		2.8%
Expected average duration	2.3	years	2.7	years
The average credit quality of fixed maturities and short-term investments at December 31, 2020 has remained unchanged compared to December 31, 2019. The total fixed maturities and short-term investments portfolio of $13,202 million at December 31, 2020 has increased compared to December 31, 2019 of $11,684 million, driven by favorable changes in net unrealized investment gains, a reallocation of funds from the corporate loan portfolio (included in Other invested assets) into fixed maturities (primarily U.S. residential mortgage-backed securities), and other positive operating cash flows.
The average yield to maturity on fixed maturities and short-term investments decreased by 1.2% primarily due to decreases in worldwide risk-free interest rates.
At December 31, 2020 and 2019, the expected average duration of fixed maturities and short-term investments was 2.3 years and 2.7 years, respectively, compared to the duration of reinsurance liabilities of approximately 4.3 years at December 31, 2020 and 2019. The decrease in expected average duration of fixed maturities and short-term investments reflects a lower duration target on excess fixed income as we remain cautious against rising rates in this phase of the low interest rate cycle.

Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2020 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2020	Cost	Fair Value
One year or less	$1,553	$1,563
More than one year through five years	3,226	3,345
More than five years through ten years	1,781	1,916
More than ten years	1,615	1,661
Subtotal	$8,175	$8,485
Mortgage/asset-backed securities	4,583	4,717
Total	$12,758	$13,202
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2020 were as follows (in millions of U.S. dollars, except percentages):

December 31, 2020	U.S.	Foreign	Total Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Financial	$558	$911	$1,469	44%
Consumer cyclical	227	97	324	10
Energy	137	134	271	8
Industrial	153	104	257	8
Insurance	207	43	250	7
Consumer non-cyclical	126	86	212	6
Utilities	122	80	202	6
Real estate and real estate investment trusts	76	104	180	5
Communications	89	10	99	3
Technology	37	—	37	1
Basic materials	20	3	23	1
Longevity and mortality bonds	17	—	17	1
Total	$1,769	$1,572	$3,341	100%
% of Total	53%	47%	100%
At December 31, 2020, other than the U.S., no country accounted for more than 15% of the Company’s corporate bonds. At December 31, 2020, the ten largest issuers accounted for 22% of the corporate bonds held by the Company (4% of total investments and cash and cash equivalents) and no single issuer accounted for more than 3% of total corporate bonds (1% of total investments and cash and cash equivalents).
Within the finance sector, 91% of corporate bonds were rated investment grade and 51% were rated A- or better at December 31, 2020.

Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential mortgage-backed securities by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2020 were as follows (in millions of U.S. dollars, except percentages):

	Credit Rating (1)
December 31, 2020	GNMA (2)	GSEs (3)	AAA	AA	A	Below investment grade / Unrated	Fair Value
Asset-backed securities, non-U.S.	$—	$—	$—	$—	$—	$18	$18
Residential mortgage-backed securities
U.S.	$638	$3,675	$379	$—	$—	$—	$4,692
Non-U.S.	—	—	3	4	—	—	7
Residential mortgage-backed securities	$638	$3,675	$382	$4	$—	$—	$4,699
Total	$638	$3,675	$382	$4	$—	$18	$4,717
% of Total	14%	78%	8%	—%	—%	—%	100%

(1)All references to credit rating reflect Standard & Poor’s (or estimated equivalent).
(2)GNMA represents the Government National Mortgage Association. The GNMA, or Ginnie Mae as it is commonly known, is a wholly-owned U.S. government corporation within the Department of Housing and Urban Development which guarantees mortgage loans of qualifying first-time home buyers and low-income borrowers.
(3)GSEs, or government sponsored enterprises, includes securities that carry the implicit backing of the U.S. government and securities issued by U.S. government agencies.
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
Short-term Investments
Short-term investments include U.S. and non-U.S. government obligations and corporate bonds. Short-term investments were $416 million at December 31, 2020, down from $1,003 million at December 31, 2019, primarily due to reallocations to fixed maturities. At December 31, 2020, 96% of short-term investments were rated BBB or higher by Standard & Poor’s (or estimated equivalent).
Equities
Investments in equities increased to $1,496 million at December 31, 2020 from $1,295 million at December 31, 2019. The increase in equities was driven by $189 million of net realized and unrealized investment gains on equities, which were primarily unrealized. The gains included $91 million of net unrealized gains on two Exor managed public equity funds, which represented $1,039 million, or 69% at December 31, 2020, and $948 million, or 73% at December 31, 2019, of the Company's total Equities. See also Notes 3, 4 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details for Equities.
Investments in Real Estate
Investments in real estate relate to the Company's London-based real estate investments and are valued at cost, less any write down for impairment when the changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. The carrying value decreased to $68 million at December 31, 2020 from $72 million at December 31, 2019, driven by a $6 million impairment loss, partially offset by favorable foreign exchange movements driven by the strengthening of the British pound. See also Note 2(g) to the Consolidated Financial Statements in Item 18 of this report for further details.

Other Invested Assets
Other invested assets are comprised of investments in corporate loans, notes and loans receivable and notes securitization, private equities, and derivative instruments accounted for at fair value in addition to certain investments that are accounted for using the equity method of accounting. At December 31, 2020 and 2019, Other invested assets totaled $2,968 million and $3,266 million, respectively.
The largest single investment in Other invested assets is an investment in Almacantar of $494 million at December 31, 2020 and $483 million at December 31, 2019, accounted for under the equity method (see Note 4(f) to the Consolidated Financial Statements in Item 18 of this report for further details).
Other invested assets also includes a portfolio of third-party, individually managed privately issued corporate loans carried at fair value of $1,326 million at December 31, 2020, which decreased from $1,879 million at December 31, 2019, driven by net sales during the year. The Company reallocated funds from the corporate loan portfolio to the fixed maturities portfolio during 2020. These corporate loans include $851 million and $1,439 million at December 31, 2020 and 2019, respectively, of U.S. bank loans under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2020 was BB-/B+ with the single largest issuer being 2.2% of the Company's individually managed corporate loan portfolio. The corporate loan portfolio also included $475 million and $440 million, respectively, of other privately issued corporate loans at December 31, 2020 and 2019.
Other invested assets also includes private equities (mainly third party private equity funds) with a fair value of $757 million at December 31, 2020, which increased from $534 million at December 31, 2019, driven by net unrealized gains and investments in new funds.
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
At December 31, 2020 and 2019, the Company recorded $705 million and $815 million, respectively, of funds held assets. The majority of the funds held assets relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
See Note 15(a) to the Consolidated Financial Statements in Item 18 of this report for a discussion of credit risk related to funds held assets and the Company’s process to evaluate the financial condition of its counterparties.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2020 and 2019 were as follows (in millions of U.S. dollars):

	December 31, 2020	December 31, 2019
P&C segment and Corporate and Other (1)	$7,938	$7,254
Specialty segment	3,457	3,109
Gross non-life reserves	$11,395	$10,363
Ceded non-life reserves	(782)	(755)
Net non-life reserves	$10,613	$9,608

(1)There were no non-life reserves allocated to Corporate and Other during 2020. Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019.
Net non-life reserves increased from December 31, 2019 to December 31, 2020 primarily due to the impact of large losses including COVID-19 and an aggregation of mid-sized catastrophic and man-made losses in 2020, as well as foreign exchange movements. The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2020, 2019 and 2018 are presented and discussed further in Note 7(a) to the Consolidated Financial Statements in Item 18 of this report.
The net adverse loss development on prior accident years was $71 million for the year ended December 31, 2020, resulting from adverse loss emergence in the Specialty segment, which was partially offset by favorable loss emergence in the P&C segment. See Note 7(a) to the Consolidated Financial Statements in Item 18 for further details related to the 2020 net unfavorable loss development compared favorable development in 2019 and 2018.
See also Note 7(c) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2020 for total non-life and each of the P&C and Specialty segments.
The gross reserves reported by cedants (case reserves), those estimated by the Company, including additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR), and the total gross, ceded and net loss reserves recorded for the Company’s non-life operations were as follows at December 31, 2020 (in millions of U.S. dollars):

Reserving lines	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$3,150	$118	$4,670	$7,938	$(494)	$7,444
Specialty	1,497	53	1,907	3,457	(288)	3,169
Total Non-life reserves	$4,647	$171	$6,577	$11,395	$(782)	$10,613
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2020. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net Non-life reserves recorded by the Company and the range of actuarial estimates at December 31, 2020 were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$7,444	$8,383	$6,103
Specialty	$3,169	$3,458	$2,765
Total net Non-life reserves	$10,613
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $10,613 million of net non-life reserves at December 31, 2020, a portion of this is considered to have a long reporting tail, including the Company’s exposure to asbestos and environmental claims. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The reserving methods used by the Company are dependent on a number of key parameter assumptions. The principal parameter assumptions underlying the methods used by the Company are:
•the loss development factors used to form an expectation of the evolution of reported and paid claims for several years following the inception of the underwriting year. These are often derived by examining the Company’s data after due consideration of the underlying factors listed below. In some cases, where the Company lacks sufficient volume to have statistical credibility, external benchmarks are used to supplement the Company’s data;
•the tail factors used to reflect development of paid and reported losses after several years have elapsed since the inception of the underwriting year;
•the a priori loss ratios used as inputs in the B-F methods; and
•the selected loss ratios used as inputs in the Expected Loss Ratio method.

As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2020 was as follows (in millions of U.S. dollars):

	P&C	Specialty
A Priori Loss Ratio +5%	417	194
Loss Development Factors (up to 10 years) 6 months longer	528	547
Tail Loss Development Factors higher by 5% (1)	353	157

A Priori Loss Ratio -5%	(419)	(194)
Loss Development Factors (up to 10 years) 6 months faster	(299)	(212)
Tail Loss Development Factors lower by 5% (1)	(255)	(110)

(1)Tail factors are defined as aggregate development factors after 10 years from the inception of an underwriting year.
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
In addition to examining the data, the selection of the parameter assumptions is dependent on several underlying factors. The Company’s actuaries review these underlying factors and determine the extent to which these are likely to be stable over the time frame during which losses are projected, and the extent to which these factors are consistent with the Company’s data. If these factors are determined to be stable and consistent with the data, the estimation of the reserving parameter assumptions are mainly carried out using actuarial and statistical techniques applied to the Company’s data. To the extent that the actuaries determine that they cannot continue to rely on the stability of these factors, the statistical estimates of parameter assumptions are modified to reflect the direction of the change. The main underlying factors upon which the estimates of reserving parameters are predicated are:
•the cedant’s business practices will proceed as in the past with no material changes either in submission of accounts or cash flows;
•any internal delays in processing accounts received by the cedant are not materially different from that experienced historically, and hence the implicit reserving allowance made in loss reserves through the methods continues to be appropriate;
•case reserve reporting practices, particularly the methodologies used to establish and report case reserves, are unchanged from historical practices;
•the Company’s internal claim practices, particularly the level and extent of use of ACRs, are unchanged;
•historical levels of claim inflation can be projected into the future and will have no material effect on either the acceleration or deceleration of claim reporting and payment patterns;
•the selection of reserving cells results in homogeneous and credible future expectations for all business in the cell and any changes in underlying treaty terms are either reflected in cell selection or explicitly allowed in the selection of trends;

•in cases where benchmarks are used, they are derived from the experience of similar business; and
•the Company can form a credible initial expectation of the ultimate loss ratio of recent underwriting years through a review of pricing information, supplemented by qualitative information on market events.
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
During 2020, 2019 and 2018, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior years' reserve development for each segment for the years ended December 31, 2020, 2019 and 2018 is presented in Note 7 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2020 were as follows:
•P&C: Aggregate losses reported in 2020 for the P&C segment were better than Company's expectations as losses for most lines of business continue to emerge below expectations. This was partially offset by adverse activity primarily in U.S. property business.
•Specialty: Aggregate losses reported in 2020 for the Specialty segment were worse than Company’s expectations with losses for most underwriting years worse than expected. The worse than expected loss emergence within the Specialty segment was predominantly driven by engineering, multiline and aviation but partially offset by favorable emergence primarily in financial risks exposures. The Company reflected this experience by adjusting the selected loss ratios accordingly for these lines of business.
Life and Health Reserves
Life and health reserves relate to the Company’s Life and Health segment, which predominantly includes:
•mortality business originating in Canada and the United States, mortality and morbidity business, covering death, critical illness and disability risks (with various riders) written in Continental Europe, the U.K., Ireland and in Asia Pacific, and GMDB business primarily written in France, and
•longevity business, subdivided into standard annuities written in the U.K, the U.S. and Canada and non-standard annuities written in the U.K.
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

The Company’s gross and net reserves for the Life and Health segment at December 31, 2020 and 2019 were as follows (in millions of U.S. dollars):

	December 31, 2020	December 31, 2019
Case reserves	$498	$381
IBNR reserves	1,199	932
Reserves for future policy benefits	1,007	1,104
Total gross Life and health reserves	$2,704	$2,417
Ceded reserves	(36)	(16)
Net Life and health reserves	$2,668	$2,401
The increase in the Life and Health reserves in 2020 was primarily due to foreign exchange movements and growth in certain lines of business. The net incurred losses for the Company’s life reserves will generally exceed net paid losses in any one given year due to the long-term nature of the liabilities and the growth in the book of business.
Life and Health Reserving Methodology
The Company’s reserving methodologies are as follows:
•Mortality: The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. IBNR is calculated at the line of business level using the ELR method described above for non-life business.
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
•Longevity: Reserves for the annuity portfolio of reinsurance contracts within the longevity book are established. Some of these contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. The Reserves for future policy benefits follow the reserving methodology discussed above for long-term traditional mortality.
For standard annuities, the main risk is a higher than expected increase in future life span in the medium to long term. Non-standard annuities are annuities sold by insurance companies to people with aggravated health conditions and are usually medically underwritten on an individual basis and the main risk is the inadequate assessment of the future life span of the insured.

An example of the sensitivity of the Company’s best estimate gross reserves for Life and Health contracts to reserving assumptions by product line at December 31, 2020 was as follows (in millions of U.S. dollars, except percentages):

Reserving lines	Factors	Change	Increase to total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	+1%	$636
Mortality
Long-term and TCI	Mortality	+10%	$851
GMDB	Stock market performance	-10%	$4
The mortality sensitivities demonstrate the impact to reserves based on current mortality assumptions. As assumptions for traditional and limited payment long-duration contracts are locked in at contract inception and subject to annual LRT, as described above, changes in assumptions impacting these contracts may result in an increase to U.S. GAAP reserves if a loss recognition event occurs.
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
At December 31, 2020 and 2019, the Company recorded $901 million and $889 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $818 million and $771 million, respectively, represents reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. The increase in the reinsurance recoverable during 2020 was primarily due to large catastrophic and large losses incurred, including COVID-19 related impacts.
At December 31, 2020, the distribution of the Company’s reinsurance recoverables on total Non-life and Life and health reserves categorized by the reinsurer’s Standard & Poor’s rating was as follows:

Rating Category	% of total reinsurance recoverable on unpaid losses
AA- or better	12%
A- to A+	31%
Less than A-	—%
Unrated	57%
Total	100%
At December 31, 2020, 43% of the Company’s reinsurance recoverable on total Non-life and Life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 36% at December 31, 2019. The remaining amounts included in Unrated were all collateralized as at December 31, 2020 and 2019.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk in part due to its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar, and certain equity method investments denominated in British pounds.
At December 31, 2020, the value of the U.S. dollar weakened against all major currencies compared to December 31, 2019, which resulted in an increase in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies.

The currency translation adjustment account is a component of Accumulated other comprehensive income or loss in Shareholders’ equity. The reconciliation of the currency translation adjustment for the years ended December 31, 2020, 2019 and 2018 was as follows (in millions of U.S. dollars):

	2020	2019	2018
Currency translation adjustment at beginning of year	$(60)	$(132)	$(57)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss	(6)	72	(75)
Currency translation adjustment at end of year	$(66)	$(60)	$(132)
The currency translation adjustment account decreased by $6 million during the year ended December 31, 2020 compared to an increase of $72 million and a decrease of $75 million during the years ended December 31, 2019 and 2018, respectively, due to the translation of the financial statements of the Company’s subsidiaries and branches into U.S. dollars.
In addition, the Company has underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2020, 2019 and 2018.
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
Under proportional treaties, which represented 74% of the Company’s total gross premiums written for the year ended December 31, 2020, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 26% of the Company’s total gross premiums written for the year ended December 31, 2020, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
The magnitude and impact of changes in premium estimates differs for proportional and non-proportional treaties. Although proportional treaties may be subject to larger changes in premium estimates compared to non-proportional treaties, as the Company generally receives cedant statements in arrears and must estimate all premiums for periods ranging from one month to more than one year (depending on the frequency of cedant statements), the impact is mitigated by changes in the cedant’s related reported acquisition costs and losses. The impact of the change in estimate on premiums earned and net income varies depending on when the change becomes known during the risk period and the underlying profitability of the treaty. Non-proportional treaties generally include a fixed minimum premium and an adjustment premium. While the fixed minimum premiums require no estimation, adjustment premiums are estimated and could be subject to changes in estimates. Changes in premium estimates can be material to net premiums earned in the period to which they are determined as the adjustments may be substantially or fully earned.
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
The Company has estimated the future tax effects attributed to temporary differences and had a deferred tax asset at December 31, 2020 of $154 million, after a valuation allowance of $211 million. The most significant component of the deferred tax asset (after valuation allowance) related to tax loss carryforwards.
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
Valuation of Investments Measured Using Significant Unobservable Inputs
As more fully described in Note 2(g) and 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2020, the Company classified $3,723 million of investments as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, and other invested assets (including derivatives). See Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report for further details on the Company’s use of derivative financial instruments.
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
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2020 or 2019.
Intangible assets represent the fair value adjustments related to renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above, and life VOBA and insurance licenses acquired related to the Aurigen acquisition. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $108 million at December 31, 2020 or $118 million at December 31, 2019.
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

E. Off-balance sheet arrangements
As more fully described in Note 9 to the Consolidated Financial Statements in Item 18 of this report, the Company has fully and unconditionally guaranteed the obligations related to debt issued to third parties by its finance subsidiaries as follows:
•senior notes with an aggregate principal amount of €750 million issued by PartnerRe Ireland Finance DAC
•senior notes with an aggregate principal of $500 million issued by PartnerRe Finance B LLC
•junior subordinated notes with an aggregate principal of $500 million issued by PartnerRe Finance B LLC
•junior subordinated CENts with a remaining aggregate principal amount of $62 million issued by PartnerRe Finance II Inc.
The debt issued by PartnerRe Ireland Finance DAC, and the intercompany notes related to debt issued by PartnerRe Finance B LLC and PartnerRe Finance II Inc., is included in Debt in the Consolidated Balance Sheet at December 31, 2020.
F. Tabular Disclosure of Contractual Obligations
In the normal course of its business, the Company is a party to a variety of contractual obligations as summarized below. These contractual obligations are considered by the Company when assessing its liquidity requirements and the Company is confident in its ability to meet all of its obligations. Contractual obligations at December 31, 2020 were as follows (in millions):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Contractual obligations:
Operating leases (1)	$114.2	$15.4	$27.0	$23.6	$48.2
Other operating agreements	$38.2	$26.6	$8.6	$2.3	$0.7
Other invested assets (2)	$793.1	$318.1	$450.0	$25.0	$—
Payables for securities purchased	$286.1	$286.1	$—	$—	$—
Non-life reserves (3)	$11,395.3	$3,945.5	$3,373.3	$1,644.9	$2,431.6
Life and health reserves (4)	$3,654.3	$453.5	$648.9	$423.4	$2,128.5
Deposit liabilities	$5.9	$0.8	$1.6	$2.3	$1.2
Senior notes and preferred shares:
2029 senior notes—principal (5)	$500.0	$—	$—	$—	$500.0
2029 senior notes—interest (5)	$157.3	$9.3	$37.0	$37.0	$74.0
2026 senior notes—principal (5)	€750.0	€—	€—	€—	€750.0
2026 senior notes—interest (5)	€56.4	€9.4	€18.8	€18.8	€9.4
2050 junior subordinated notes—principal (5)	$500.0	$—	$—	$—	$500.0
2050 junior subordinated notes—interest (5), (6)	n/a	$22.5	$45.0	$45.0	$ 112.5(6)
Capital efficient notes—principal (5), (7)	$62.5	$—	$—	$—	$62.5
Capital efficient notes—interest (5), (7)	n/a	—(7)	—(7)	—(7)	—(7)
Series G cumulative preferred shares—principal (8)	$160.4	$—	$—	$—	$160.4
Series G cumulative preferred shares—dividends (8)	n/a	$10.4	$20.8	$20.8	$10.4 per annum
Series H cumulative preferred shares—principal (8)	$293.8	$—	$—	$—	$293.8
Series H cumulative preferred shares—dividends (8)	n/a	$21.3	$42.6	$42.6	$21.3 per annum
Series I non-cumulative preferred shares—principal (8)	$183.0	$—	$—	$—	$183.0
Series I non-cumulative preferred shares—dividends (8)	n/a	$10.8	$21.6	$21.6	$10.8 per annum

n/a: Not applicable
(1)The Company has lease commitments of $30 million related to leases that will not commence until 2021, with contractual lease terms of up to 10 years. As these leases have not yet commenced, the commitments are not included in the Consolidated Balance Sheet at December 31, 2020, but are included in the table above.
(2)The amounts above for other invested assets represent the Company’s expected timing of funding capital commitments related to its investments portfolio.

(3)The Company’s non-life reserves represent management’s best estimate of the cost to settle the ultimate liabilities based on information available at December 31, 2020, and are not fixed amounts payable pursuant to contractual commitments. The timing and amounts of actual loss payments related to these reserves might vary significantly from the Company’s current estimate of the expected timing and amounts of loss payments based on many factors, including large individual losses as well as general market conditions.
(4)Life and health reserves in the table above are presented on an undiscounted basis.
(5)See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.
(6)Interest on these notes is payable semi-annually at an annual fixed rate of 4.500% until the first reset date on October 1, 2030. From the first reset date, and resetting every five years thereafter, the notes will bear interest at an annual rate equal to the five-year treasury rate plus 3.815%. As a result of the variable interest rate, the table above does not show interest payable after the first reset date. See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.
(7)The aggregate principal amount of the CENts of $62 million included above represents PartnerRe Finance II Inc.'s debt to third parties. Interest on the CENts is payable quarterly until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%. As a result of the variable interest rate, the table above does not show the interest payable.
(8)See Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details. The Company's preferred shares have no mandatory redemption requirement. The Company utilized a portion of the proceeds of the issuance of 2050 junior subordinated notes on the redemption of Series F preferred shares in 2020, and expects to utilize the remaining proceeds to redeem additional preferred shares and for other general corporate purposes in 2021.
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
The Company has committed to a 10-year structured letter of credit facility issued by a high credit quality international bank, which has a final maturity of December 31, 2024. At December 31, 2020, the Company’s participation in the facility was $69 million. At December 31, 2020, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and executive officers of the Company as of February 25, 2021.

Name	Position with the Company	Date Appointed
Brian Dowd	Director, Chairman of Audit Committee and Chairman of the Board	March 18, 2016
Mary Ann Brown	Director, Member of the Audit Committee	September 1, 2018
Hermann Pohlchristoph	Director, Member of the Audit Committee	February 4, 2021
Enrico Vellano	Director (1)	February 18, 2021
Jacques Bonneau	Director, President and CEO, PartnerRe Ltd.(2)	July 28, 2020
Nicolas Burnet	Executive Vice President and CFO, PartnerRe Ltd. (3)	February 7, 2020
Scott Altstadt	Chief Underwriting Officer	July 1, 2016
Marc Archambault	CEO Life and Health	April 1, 2017
Dorothée Burkel	Chief Corporate and People Operations Officer	October 2, 2017
Turab Hussain	Chief Risk and Actuarial Officer	December 2, 2017
Tom Leone	Chief Investment Officer (4)	February 18, 2021
Philippe Meyenhofer	CEO Specialty Lines	April 1, 2019
James Beedle	CEO P&C APAC	April 1, 2019
Greg Haft	CEO Global Catastrophe	April 1, 2019
Jonathan Colello	CEO P&C Americas	July 1, 2019
Andrew Gibbs	Chief Operations Officer	October 14, 2019
Christian Mitterer	CEO P&C EMEA	December 10, 2020
Simon Clifford	CUO Life & Health	October 30, 2020
Andrew Hughes	CEO Third Party Capital	February 1, 2021
Gerd Maxl	Chief Legal Counsel	February 18, 2021

(1) Enrico Vellano joined as Director, PartnerRe Ltd. on February 18, 2021, succeeding John Elkann as EXOR's representative.
(2) Jacques Bonneau joined as Independent Director and Member of the Audit Committee, PartnerRe Ltd. on February 20, 2019 and assumed the role of Director, President and CEO effective July 28, 2020. Emmanuel Clarke was Director, President and CEO, PartnerRe Ltd. during a portion of 2020 and resigned from those roles effective July 28, 2020.
(3) Mario Bonaccorso was Executive Vice President and CFO, PartnerRe Ltd. during a portion of 2020 and resigned as CFO effective April 1, 2020 and resigned as Executive Vice President effective December 31, 2020.
(4) Nikhil Srinivasan was Chief Investment Officer, PartnerRe Ltd. during 2020 and a portion of 2021 and Tom Leone assumed the role of Chief Investment Officer effective February 18, 2021.

Biographical information
•Brian Dowd, Director, Chairman of the Board and Audit Committee (Independent)
Brian Dowd is Chairman of PartnerRe and was formerly Vice Chairman of ACE Limited and a member of the ACE Group’s Office of the Chairman before his retirement in 2015. Mr. Dowd focused on underwriting-related matters including oversight of the Group’s product boards, the general underwriting disciplines of the company’s profit centers, outward reinsurance placements and run-off operations, as well as special strategic projects. Mr. Dowd previously held relevant positions at ACE from 1997 until his appointment as Chairman of ACE’s Insurance – North America business segment in 2006. He held the role of Vice Chairman, ACE Limited from 2009. Prior to 1997, Mr. Dowd held underwriting positions of increasing responsibility at Arkwright Mutual Insurance Company over a seven-year period. He is Chairman of the Board for ABR Reinsurance Ltd. Mr. Dowd holds a Bachelor of Science in Finance from Northern Illinois University as well as the Chartered Property Casualty Underwriter (CPCU) professional designation.

•Enrico Vellano, Director
Enrico Vellano is Chief Financial Officer of EXOR. Mr. Vellano was born in Torino in 1967 and graduated in Economics at the University of Torino. In 1992, he started his professional career at Arthur Andersen. In 1995, he joined SAI Assicurazioni where he specialized in the management of equities and bond portfolios. In 1997, he started his working experience at IFIL, the investment company controlled by the Agnelli Family. He held increasingly relevant positions until 2006 when he was named Chief Financial Officer of IFIL, which was merged in 2009 to create EXOR S.p.A. From December 2016, EXOR S.p.A. was merged into EXOR N.V. based in Amsterdam. Mr. Vellano is also a board member of Almacantar, Welltec, Juventus Football Club and Paris Office JV Ltd.
•Mary Ann Brown, Director, Member of the Audit Committee (Independent)
Mary Ann Brown was Chair of Pacific Life Re and has held multiple roles at Pacific Life before her retirement in 2017. As Chair of Pacific Life Re Ltd., Ms. Brown directed strategy and growth of the global reinsurance division. Prior to joining Pacific Life, Ms. Brown held multiple executive roles at MetLife, Swiss Re and New York Life. She holds a Bachelors and Masters of Arts in Education from Emory University, USA as well as a Masters of Actuarial Science from Georgia State University.
•Hermann Pohlchristoph, Director, Member of the Audit Committee (Independent)
Hermann Pohlchristoph has held multiple executive roles, most recently at Munich Re as a Member of the Board of Management from 2017 to 2020 and as CFO Reinsurance, Munich Re from 2006 to 2017. Prior to that, he served as Head of Financial Reporting and Accounting, Munich Re for two years. He obtained a degree in business administration at the Universities Bayreuth and Mainz, Germany.
•Jacques Bonneau, Director, President and CEO, PartnerRe Ltd.
Jacques Bonneau is a member of PartnerRe’s Executive Leadership Team and is responsible for the strategic direction and management of the Company. Mr. Bonneau has over 40 years of professional experience in the re/insurance industry. Prior to becoming CEO and President of PartnerRe Ltd. in July 2020, he served as an independent director of the Company's Board of Directors and a member of the Audit Committee since February 2019. He has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2015 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA from 1999 to 2005. He holds a Bachelor’s degree of Commerce from Carleton University, Ontario as well as a Masters of Business Administration from Queen’s University, Ontario.
•Nicolas Burnet, Executive Vice President and CFO, PartnerRe Ltd.
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
•Scott Altstadt, Chief Underwriting Officer
Scott Altstadt is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s underwriting and claims functions. Mr. Altstadt has over 25 years of professional experience in the insurance/reinsurance industry. He joined PartnerRe in 2001, as Senior Pricing Actuary of P&C and was appointed as Chief Pricing Actuary for Specialty Lines in 2002, becoming Deputy Head of P&C in 2008. He was appointed to the position of Chief Underwriting Officer PartnerRe Global in 2013. Prior to joining PartnerRe, Mr. Altstadt worked in the U.S. and Europe with Zurich Financial Services and CNARe. Mr. Altstadt has a B.S. in Mathematics and Statistics from Purdue University.
•Marc Archambault, CEO Life and Health
Marc Archambault is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s worldwide Life & Health business segment. Mr. Archambault has more than 25 years of experience in life reinsurance, most recently as CEO of SCOR Global Life Asia-Pacific, where he led the company’s regional growth strategy in those markets, and as a member of the senior management team for Global Life. Prior to that, Mr. Archambault held a number of senior management positions at SCOR where he implemented growth strategies and product development initiatives across multiple international markets in Europe, North America, Asia and Africa. Mr. Archambault holds a Bachelor of Actuarial Science from Laval University in Quebec, Canada and is an Associate with the Canadian Institute of Actuaries.

•Dorothée Burkel, Chief Corporate and People Operations Officer
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
•Turab Hussain, Chief Risk and Actuarial Officer
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
•Tom Leone, Chief Investment Officer
Tom Leone is a member of PartnerRe's Executive Leadership Team and is responsible for the Company's investments. Mr. Leone joined PartnerRe in 2013 as Portfolio Manager, Global Governments. He was appointed to Head of Public Fixed Income in 2019. Prior to joining PartnerRe, Mr. Leone spent seven years at Genworth Financial on the derivatives desk performing group asset liability management. He holds a Bachelor's degree in Finance from Bryant College and a Master's degree from The Rensselaer Polytechnic Institute.
•Philippe Meyenhofer, CEO Specialty Lines
Philippe Meyenhofer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Specialty business segment. Mr. Meyenhofer joined PartnerRe in 2010 as Head of Financial & Professional Lines PartnerRe Global. He was appointed to Head of Specialty Casualty PartnerRe Global in 2013, to Head of Europe P&C in 2016, and gained the additional responsibility of Deputy CEO P&C in 2018. In 2019, he was named CEO of the Company’s P&C EMEA regional unit. Mr. Meyenhofer was previously with Transatlantic Re, has over 16 years of industry experience and strong, proven business leadership skills. He holds a Master of Law degree from the University of Fribourg, Switzerland, and a MBA from the University of Chicago Booth School of Business.
•James Beedle, CEO P&C APAC
James Beedle is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C Asia-Pacific regional business unit and its Global Clients and Broker Management unit. Mr. Beedle is also CEO of Partner Reinsurance Asia Pte. Ltd. Mr. Beedle has over 30 years of experience in reinsurance and reinsurance broking, strong strategic leadership capabilities and deep regional knowledge of Asia-Pacific markets. Mr. Beedle joined PartnerRe in 2017 as Head of Asia-Pacific P&C & CEO Partner Reinsurance Asia Pte. Ltd. from Willis Re, most recently as Senior Managing Director of Willis Re Asia-Pacific. His previous roles within Willis Re include COO Willis Re Australia and CEO Willis Re Japan. Mr. Beedle has a BA (Hons) in Economics from the University of York, England, is an Associate of the Chartered Insurance Institute and Executive Committee member of the Singapore Reinsurers’ Association.
•Greg Haft, CEO Global Catastrophe
Greg Haft is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Global Catastrophe business unit. Mr. Haft has over 25 years of industry experience, combining a strong skill-set of actuarial, reinsurance business and leadership capabilities spanning property, casualty and specialty lines. Mr. Haft joined PartnerRe in 2013 as Head of Catastrophe, Bermuda. In 2016, he was appointed to Head of Global Cat and Property North America, and thereafter to Deputy CEO Specialty Lines and leader of Specialty Lines’ Property, Marine and Energy (PME) unit and in 2019, he held executive responsibility for the Company's Specialty business segment. Prior to joining PartnerRe, Mr. Haft was Managing Director, Head of U.S. Property Catastrophe Underwriting at Markel Corporation. Mr. Haft holds a B.S. Mathematics and Statistics from the University of Michigan, is a Fellow of the Casualty Actuarial Society and a Certified Cat Risk Analyst.

•Jonathan Colello, CEO P&C Americas
Jonathan Colello is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for leading PartnerRe’s P&C business in the US, Canada and Latin America, and for the Company’s Health business in the U.S. Mr. Colello is also President of Partner Reinsurance Company of the U.S. Mr. Colello has extensive reinsurance experience and has spent the majority of his 20 plus year career in the industry. Most recently, he was President North America at AXIS Re in the US where he had overall responsibility for underwriting platforms in Bermuda, Canada and the United States, and served as a member of the Reinsurance Leadership Team. Prior to that, he held several leadership positions within AXIS Re since joining the company in 2004. Mr. Colello holds an MBA from New York University’s Stern School of Business and a Bachelor of Science in Business from the University of Vermont.
•Andrew Gibbs, Chief Operations Officer
Andrew Gibbs is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s end-to-end underwriting support processes which includes: underwriting support, reinsurance accounting, payments and collections, as well as transformation, third party management and procurement. Mr. Gibbs has more than 30 years of professional experience in insurance, reinsurance, regulatory compliance and financial services, having held senior positions with the Bermuda Monetary Authority, Validus Holdings Ltd., ACE Group of Companies (now Chubb Group of Companies) and Ernst & Young. Prior to joining PartnerRe, Mr. Gibbs held the position of Executive Chairman at Maiden Reinsurance Ltd. Mr. Gibbs has a BA in Economics from the University of Essex in England and is a Chartered Accountant and a Chartered Insurer, a Fellow of the Institute of Chartered Accountants in England & Wales and holds an Advanced Diploma in Insurance from the Chartered Insurance Institute and a Diploma in Company Direction from the Institute of Directors.
•Christian Mitterer, CEO P&C EMEA
Christian Mitterer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's P&C EMEA regional business unit. Mr. Mitterer has over 14 years of experience in both the reinsurance and banking industries with proven business leadership skills and strong focus on execution. Mr. Mitterer joined the Company in 2012 as Senior Underwriter, Specialty Casualty. In 2015, he was named Head of Financial & Professional Lines and thereafter Head of Specialty Casualty, Europe P&C in 2016 and Head of Specialty Casualty, P&C EMEA in 2019. In 2020, he was named Head of EMEA P&C followed by this appointment as CEO P&C EMEA. Prior to joining the Company, Mr. Mitterer was with AIG in Zurich and London. Mr. Mitterer holds a degree in business administration from the University of Passau, Germany.
•Simon Clifford, CUO Life & Health
Simon Clifford is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Life and Health underwriting functions. He brings over 25 years of experience in life insurance, with deep experience in actuarial and financial analysis and management. Prior to joining PartnerRe in 2020, Mr. Clifford was with Zurich Insurance Group, where he most recently held the position of Head of Life Legacy UK for Zurich UK Life. Prior to that, he held various positions, including Global Head of Life Technical Excellence, Global Head of Proposition Management and CFO of Zurich International Life. Simon is an actuary and graduated with a Bachelor’s degree in mathematics and a Master’s degree in applied statistics from the University of Oxford.
•Andrew Hughes, CEO Third Party Capital
Andrew Hughes is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's third-party capital business initiatives. Mr. Hughes has over 12 years of experience in investment management. Mr. Hughes joins PartnerRe from Hiscox ILS, where he held various roles between 2015 and 2020, initially as General Counsel and Chief Compliance Officer and most recently as Managing Principal where he was responsible for strategy and operations of the Hiscox ILS platform. Prior to that, he was counsel as QIC Limited, an Australian diversified alternatives asset manager, and various international law firms. Mr. Hughes is a triple qualified attorney (England & Wales; Queensland, Australia; Bermuda) with a background in insurance linked securities, alternative asset management, banking securitization and structured finance. Mr. Hughes holds a B.A. in Law and Information from the University of Exeter, England.
•Gerd Maxl, Chief Legal Counsel
Gerd Maxl is a member of PartnerRe's Executive Leadership Team and has overall responsibility for the legal and compliance functions of the Company. Mr. Maxl has more than 17 years of experience in life and non-life (re)insurance. Mr. Maxl joined the Company in November 2012 as General Counsel Global looking after PartnerRe's legal and compliance matters outside of Bermuda and North America and was promoted to Chief Legal Counsel in August 2017. Prior to joining PartnerRe, Mr. Maxl was an associate in a law firm in Switzerland and thereafter worked for over nine years for the Zurich Insurance Group in a number of positions in Switzerland and the U.S. Mr. Maxl has a law degree from the University of Basel, Switzerland and was admitted to the bar in Switzerland in 2001.
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
For the year ended December 31, 2020, the Company recorded compensation expense of $31 million paid or payable to executives as a form of cash compensation. In addition, for the year ended December 31, 2020, certain executives were granted restricted Class B shares and the Company recorded compensation expense of $9 million related to Class B shares held by certain executives.
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
Director Compensation
The Company paid approximately $1 million in cash as compensation to non-executive directors of the Company for their services as directors in 2020. For the year ended December 31, 2020, certain non-executive directors of the Company were issued Class B shares and the Company recorded compensation expense of less than $1 million related to these shares. Executive directors do not receive any compensation for their services as directors. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
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
Audit Committee
The Board has established an Audit Committee comprised of Mr. Dowd (Chairman), Ms. Brown and Mr. Pohlchristoph who are independent in accordance with the definition of the applicable NYSE and SEC Rules. Ms. Brown is designated as the Audit Committee financial expert as noted in Item 16A of this report.
Pursuant to its charter, the Audit Committee’s primary responsibilities are to assist Board oversight of:
•the integrity of PartnerRe’s financial statements;
•PartnerRe’s compliance with legal and regulatory requirements;
•the Company's system of internal controls;
•the qualifications and independence of the external auditors; and
•the performance of the Company's internal and external audit functions.
The Audit Committee regularly meets with management, the Chief Audit Officer and the Company's independent registered public accounting firm to review matters relating to the quality of financial reporting and internal accounting controls, including the nature, extent and results of their audits.

Underwriting and Risk Committee
The Board, in 2019, established an Underwriting and Risk Committee. The URC is comprised of Ms. Brown (Chair), Mr. Bonneau and Mr. Dowd.
The purpose of the URC, as per its charter, is to review the Company's (i) policies, guidelines and processes relating to the underwriting of reinsurance risks and assumption of investment risks and (ii) Enterprise Risk Management Framework. The URC meets regularly with management.
Investment Committee
The Board, in November 2020, established an Investment Committee. The Investment Committee is comprised of Mr. Dowd (Chair) and Mr. Bonneau. It is the intent of the Board to appoint Mr. Vellano as a member of the Investment Committee.
The purpose of the Investment Committee is to (i) consider and advise the Board on certain investment matters that the Board and the Investment Committee each believe are more appropriately considered by the Investment Committee rather than the Board and (ii) discuss appropriate practices for the Company, including the Company's policies, guidelines, performance, risk management and processes relating to the investment operations undertaken by the Company.
D. Employees
The Company had 1,078 employees at December 31, 2020. The following table shows the breakdown of the number of employees by geographic location as of December 31, 2020, 2019 and 2018:

Geographic location	December 31, 2020	December 31, 2019	December 31, 2018
Asia, Australia and New Zealand	77	62	50
Europe	580	551	541
Latin America, Caribbean and Africa	5	4	5
North America	416	391	362
Total	1,078	1,008	958
In addition to the above, the Company employed an average of 50 temporary employees during 2020.
The increase in the number of employees in 2020 compared to 2019 and 2018 was primarily driven by growth in the Life and Health segment.
E. Share ownership
As more fully described in section B. Compensation above, and in Note 13 to the Consolidated Financial Statements in Item 18 of this report, the Company has designated, granted and issued Class B shares to certain executives and directors of the Company.
As of February 25, 2021, 100,000,000 Class A common shares are held by EXOR Nederland N.V. and 274,664 Class B shares are held by certain executive officers and directors of the Company, either by grant of restricted or by purchase of unrestricted Class B shares.
The Class B shares issued and outstanding represent less than 0.3% of the beneficial ownership and voting rights of the Company as of February 25, 2021.
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

B. Related Party Transactions
As at December 31, 2020 and 2019, EXOR Nederland N.V. held 100% of the Class A shares and more than 99% of the total voting shares (Class A and Class B) of the Company and therefore has the power to make decisions that impact the Company.
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
B. Significant Changes
See Note 19 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
The Company’s common shares are no longer listed as a result of the acquisition by EXOR N.V. in March 2016. The Company’s preferred shares are listed on the NYSE under the symbols PRE-G, PRE-H, and PRE-I. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
B. Plan of Distribution
Not applicable.
C. Markets
Each series of the Company’s preferred shares is listed and traded on the NYSE. The 6.50% Series G Cumulative Preferred Shares, the 7.25% Series H Cumulative Preferred Shares and the 5.875% Series I Non-Cumulative Preferred Shares began trading on May 6, 2016. The 5.875% Series F Non-Cumulative Preferred Shares, which began trading on February 19, 2013, were fully redeemed on October 22, 2020.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The Company’s Amended Memorandum of Association has been filed as exhibit 3.1 to Form F-3 (File No. 333-7094) filed with the SEC on June 20, 1997, and is hereby incorporated by reference into this Annual Report.
The Company’s amended Bye-Laws were adopted on December 19, 2019, and have been filed as exhibit 1.2 to the Company's Annual Report on Form 20-F (File No. 001-14536) filed with the SEC on March 2, 2020, and are hereby incorporated by reference into this Annual Report.
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
Bermuda law provides that the Directors owe a fiduciary duty to the Company to act in good faith in their dealings with or on behalf of the Company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following essential elements:
•a duty to act in good faith in the best interests of the Company;
•a duty not to make a personal profit from opportunities that arise from the office of director;
•a duty to avoid situations in which there is an actual or potential conflict between a personal interest or the duties owed to third parties and/or the Director's duty to the Company; and
•a duty to exercise powers for the purpose for which such powers were intended.
The Companies Act imposes a duty on the Directors and Officers to:
•act honestly and in good faith with a view to the best interests of the Company; and
•exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
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
See Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for details of rights, preferences and restrictions attached to common and preferred shares.
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
C. Material Contracts
Refer to Note 9 to the Consolidated Financial Statements in Item 18 of this report for information on the Company's debt issuances.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act, Investment Business Act 2003, and the Exchange Control Act 1972 and related regulations, each as amended, which regulate the sale of securities in Bermuda. In particular, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Our common shares are not listed on the NYSE, and accordingly, the general permission will not apply to them.
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
Any person or entity who contravenes the Insurance Act by failing to give notice or knowingly becoming a controller of any description before the required 45 days has elapsed is guilty of an offense under Bermuda law and liable to a fine of $25,000 on summary conviction.
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
Overview
Management believes that the Company is principally exposed to six types of market related risks: interest rate risk, credit spread risk, foreign currency risk, counterparty credit risk, equity price risk and real estate price risk. How these risks relate to the Company, and the process used to manage them, is discussed below.
The Company’s investment philosophy distinguishes between assets that are generally matched against the estimated net reinsurance liabilities (liability funds) and those assets that represent shareholder capital (capital funds). The Company manages the duration and currency composition of its assets to mitigate the impact of changes in interest rates and foreign exchange rates.
The Company's capital funds are invested primarily in U.S. dollar denominated investments, reducing foreign currency risk. In considering the market risk of capital funds, it is important to recognize the benefits of portfolio diversification. Although these asset classes in isolation may introduce more risk into the portfolio, market forces have a tendency to influence each class in different ways and at different times. Consequently, the aggregate risk introduced by a portfolio of these assets should be less than might be estimated by summing the individual risks.
Although the focus of this discussion is to identify risk exposures that impact the market value of assets alone, it is important to recognize that the risks discussed herein are significantly mitigated to the extent that the Company’s investment strategy allows market factors to influence the economic valuation of assets and liabilities in a way that is generally offsetting.
As described above in this report, the Company’s investment strategy allows the use of certain derivative investments, subject to strict limitations. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions and aims to diversify its counterparty credit risk exposure. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
The following addresses those areas where the Company believes it has exposure to material market risk in its operations.
Interest Rate Risk
The Company’s fixed income portfolio, including the fixed maturity portfolio and corporate loan portfolio, is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The Company manages interest rate risk by constructing bond portfolios in which the economic impact of a general interest rate shift on invested assets is comparable to the impact on the liabilities. This process mitigates the overall net interest rate risk on an economic basis.
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
At December 31, 2020 and 2019, the Company held approximately $4,717 million and $3,185 million, respectively, of mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. For further details on the increase in mortgage-backed securities, refer to Liquidity and Capital Resources—Investments in Item 5.
At December 31, 2020 and 2019, the fair value of investments exposed to interest rate risk was $15,994 million and $14,284 million, respectively.
At December 31, 2020 and 2019, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2020	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$16,773	5%	$16,430	3%	$15,994	$15,468	(3)%	$14,850	(7)%
Total invested assets (2)	$20,956	4%	$20,613	2%	$20,178	$19,651	(3)%	$19,033	(6)%
Shareholders’ equity	$8,105	11%	$7,762	6%	$7,327	$6,801	(7)%	$6,183	(16)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2019	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$15,062	5%	$14,684	3%	$14,284	$13,883	(3)%	$13,481	(6)%
Total invested assets (2)	$18,689	4%	$18,311	2%	$17,911	$17,510	(2)%	$17,109	(5)%
Shareholders’ equity	$8,048	11%	$7,670	6%	$7,270	$6,869	(6)%	$6,467	(11)%

(1)Includes fixed maturity securities, short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.
(2)Includes total investments, cash and cash equivalents and accrued interest.
The changes do not take into account any potential mitigating impact from the equity market, taxes or the corresponding change in value of the Company’s reinsurance liabilities, which would substantially offset the economic impact on invested assets, although the offset would not be reflected in the Consolidated Balance Sheet.
The impacts of an immediate change in interest rates on the fair value of investments exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity, in both absolute terms and as a percentage of total invested assets and shareholders’ equity, at December 31, 2020 is higher or equal to the impacts at December 31, 2019, driven by an increase in average duration of the investment portfolio.
The Company manages its net foreign currency exposures to major currencies. The exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the foreign currency mix of the Company’s fixed maturity portfolio at the time of the interest rate changes. See Foreign Currency Risk below.
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
At December 31, 2020 and 2019, the fair value of investments exposed to credit spread risk was $12,970 million and $11,349 million, respectively. This represents a portion of investments exposed to interest rate risk as discussed above as it excludes certain government securities that are not considered to be sensitive to credit spread risk.
At December 31, 2020 and 2019, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to credit spread risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2020	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$13,652	5%	$13,361	3%	$12,970	$12,479	(4)%	$11,889	(8)%
Total invested assets (2)	$20,860	3%	$20,569	2%	$20,178	$19,687	(2)%	$19,097	(5)%
Shareholders’ equity	$8,009	9%	$7,718	5%	$7,327	$6,836	(7)%	$6,246	(15)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2019	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$12,077	6%	$11,714	3%	$11,349	$10,983	(3)%	$10,617	(6)%
Total invested assets (2)	$18,640	4%	$18,276	2%	$17,911	$17,546	(2)%	$17,179	(4)%
Shareholders’ equity	$7,998	10%	$7,635	5%	$7,270	$6,905	(5)%	$6,538	(10)%

(1)Includes certain fixed maturity securities, certain short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.
(2)Includes total investments, cash and cash equivalents and accrued interest.
The changes above also do not take into account any potential mitigating impact from the taxes, which may offset the economic impact on invested assets.
The impacts of an immediate decrease in credit spreads on the fair value of investments exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity, as a percentage of total invested assets and shareholders’ equity, at December 31, 2020 is lower than or equal to the impacts at December 31, 2019, while the impact of an immediate increase in credit spreads at December 31, 2020 is greater than or equal to the impacts at December 31, 2019. The asymmetric impacts observed are mainly due to negative average convexity of credit spread sensitive investments.
Foreign Currency Risk
Through its multinational reinsurance operations, the Company conducts business in a variety of non-U.S. currencies, with the principal exposures being the Euro, Canadian dollar, Swiss franc, British pound and Japanese yen. As the Company’s reporting currency is the U.S. dollar, foreign exchange rate fluctuations that are not hedged may materially impact the Company’s Consolidated Financial Statements. For the non-U.S. dollar currencies for which the Company deems the net asset or liability exposures to be material, the Company employs a hedging strategy utilizing foreign exchange forward contracts and other derivative financial instruments, as appropriate, to reduce exposure by currency. The Company does not hedge currencies for which its asset or liability exposures are not material or where it is unable or impractical to do so. In such cases, the Company is exposed to foreign currency risk. However, the Company does not believe that the foreign currency risks corresponding to these unhedged positions are material. Derivatives are included in Other invested assets in the Consolidated Balance Sheets (see Note 5 to the Consolidated Financial Statements in Item 18 of this report for further details).

The Company’s gross and net exposures in its Consolidated Balance Sheets at December 31, 2020 and 2019 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage these exposures, were as follows (in millions of U.S. dollars):

December 31, 2020	Euro	CAD	CHF	GBP	JPY (1)	Other	Total (2)
Total assets	$2,416	$1,683	$37	$1,819	$731	$1,275	$7,961
Total liabilities	(4,007)	(500)	(283)	(1,794)	(595)	(1,727)	(8,906)
Total gross foreign currency exposure	$(1,591)	$1,183	$(246)	$25	$136	$(452)	$(945)
Total derivative amount	1,613	(1,171)	—	—	(189)	(2)	251
Net foreign currency exposure	$22	$12	$(246)	$25	$(53)	$(454)	$(694)

December 31, 2019	Euro	CAD	CHF	GBP	JPY (1)	Other	Total (2)
Total assets	$2,244	$1,552	$32	$1,883	$329	$1,325	$7,365
Total liabilities	(3,744)	(500)	(339)	(1,909)	(442)	(1,734)	(8,668)
Total gross foreign currency exposure	$(1,500)	$1,052	$(307)	$(26)	$(113)	$(409)	$(1,303)
Total derivative amount	1,540	(1,049)	—	75	(96)	—	470
Net foreign currency exposure	$40	$3	$(307)	$49	$(209)	$(409)	$(833)

(1)The JPY exposure as at December 31, 2020 and 2019 excludes reinsurance assets of approximately $74 million and $130 million, respectively, denominated in U.S. dollars for which the underlying value is linked to JPY.
(2)As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from the above tables. The U.S. dollar accounts for the difference between the Company’s total foreign currency exposure and the total assets and total liabilities in the Consolidated Balance Sheets at December 31, 2020 and 2019.
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
At December 31, 2020, and at December 31, 2019, the Company’s most significant net foreign currency exposure to the Swiss franc presented in the table above reflects the unhedged net foreign currency exposure to certain liability balances denominated in Swiss franc.
At December 31, 2020, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $69 million and $139 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
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
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities and, to a lesser extent, through its corporate loan portfolio within Other invested assets. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2020 and 2019, approximately 73% and 74%, respectively, of the Company’s fixed maturity portfolio was rated AA (or equivalent rating) or better. Refer to Liquidity and Capital Resources—Investments in Item 5 for further details of the Company's corporate loan portfolio.
At December 31, 2020 and 2019, approximately 85% and 89%, respectively, of the Company’s fixed maturity and short-term investments were rated A or better and 5% and 3%, respectively, were rated below investment grade or not rated. The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2020, the Company was not exposed to any significant credit concentration risk on its investments, excluding securities issued by the U.S. and Canada governments which are rated AA+ and AAA, respectively. At December 31, 2020, the

Company held fixed maturity investments in the Canadian government of $776 million. At December 31, 2019, the Company was not exposed to any significant credit concentration risk on its investments, excluding securities issued by the U.S. government and the World Bank which are rated AA+ and AAA, respectively. At December 31, 2019, the Company held fixed maturity investments in the World Bank of $1,110 million. At December 31, 2020 and 2019, the single largest corporate issuer accounted for less than 3% and 4%, respectively, and the top 10 corporate issuers accounted for less than 23% and 32%, respectively, of the Company’s total corporate fixed maturity securities.
The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
The Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to strict limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or institutions. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2020 and 2019, the Company’s net notional exposure of foreign exchange forward contracts was $3,843 million and $3,028 million, respectively, while the net fair value of those contracts was a $3 million liability position and $1 million liability position at December 31, 2020 and 2019, respectively. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
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
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Note 18 to the Consolidated Financial Statements in Item 18 of this report of this report for information related to two brokers that accounted for 51% and 50%, respectively, of the Company’s gross premiums written for the years ended December 31, 2020 and 2019.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2020 and 2019 were $3,119 million and $3,400 million, respectively, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable at December 31, 2020 and 2019 was $9 million and $7 million, respectively.
The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2020 and 2019, the balance of reinsurance recoverable on paid and unpaid losses was $901 million and $889 million respectively, and includes $818 million and $771 million, respectively, of reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. At December 31, 2020, the Company recorded an allowance for credit losses of $3 million on its reinsurance recoverable balance. This compared to no allowance for its reinsurance recoverable balance at December 31, 2019. At December 31, 2020 and 2019, 43% and 36%, respectively, of the Company's reinsurance recoverable on unpaid losses were due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 57% and 64%, respectively, was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 of this report for further details of the Company’s reinsurance recoverable on unpaid losses categorized by the reinsurer’s Standard & Poor’s rating.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2020 compared to December 31, 2019.
Public Equity Price Risk
The Company invests a portion of its capital funds in public equity securities. At December 31, 2020 and 2019, the fair market value of these securities was $1,398 million and $1,223 million, respectively, excluding funds holding fixed income securities of $98 million and $72 million at December 31, 2020 and 2019, respectively. These equity investments are primarily mutual funds and are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. At December 31, 2020, the Company estimates that a 10% and 20% movement in the relevant index would result in a change in the fair value of the Company’s public equity portfolio, total invested assets and shareholders’ equity by $106 million and $213 million, respectively and $23 million and $47 million, respectively at December 31, 2019. These changes do not take into account any potential mitigating impact from the fixed maturity securities or taxes.
Real Estate Price Risk
The Company invests a portion of its capital funds in real estate assets either through direct investment or through investments in variable interest entities that hold underlying real estate assets as follows:
•Investments in real estate with a carrying value of $68 million and $72 million at December 31, 2020 and 2019, respectively, recorded in the Consolidated Balance Sheets
•Equity method investment in Almacantar with a carrying value of $494 million and $483 million at December 31, 2020 and 2019, respectively, recorded in Other invested assets in the Consolidated Balance Sheets
•Investments in limited partnerships with underlying real estate assets with a carrying value of $239 million and $204 million at December 31, 2020 and 2019, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.
These investments are exposed to real estate market price risk, defined as the potential for loss in market value due to a decline in real estate prices. The Company believes that the effects of diversification and the relatively small size of its investments in real estate assets relative to total invested assets mitigate its exposure to real estate price risk. At December 31, 2020, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $801 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $80 million and $160 million, respectively. At December 31, 2019, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $759 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $76 million and $152 million, respectively. These changes do not take into account any potential mitigating impact from taxes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2020, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2020, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2020. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2020.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Ms. Mary Ann Brown is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Audit Committee of PartnerRe Ltd. has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees and is incorporated by reference as exhibit 11.1 to this annual report. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. During 2020 and 2021, there were minor updates and revisions to the Code of Business Conduct and Ethics and no disclosable waivers. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

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
During 2020, the Audit Committee had seven meetings to discuss the Company’s quarterly results as well as to receive updates on legal matters, matters relating to internal and external auditors, and other matters as deemed necessary. The meetings, which included informational calls, were conducted to encourage communication among the members of the Audit Committee, management, the internal auditors and EY. The Audit Committee also discussed with EY the overall scope and plans for EY’s audits and the results of such audits. The Audit Committee met with representatives from EY, both with and without management present.
The following table presents fees for professional services rendered by the independent auditors for the years ended December 31, 2020 and 2019 (in U.S. dollars):

	2020	2019
Audit Fees (1)	$5,456,021	$5,181,482
Audit-Related Fees (2)	171,530	117,072
Tax Fees (3)	363,064	36,247
All Other Fees	11,200	11,200
Total	$6,001,815	$5,346,001

(1)For the years ended December 31, 2020 and 2019, audit fees relate to professional services rendered by EY for the audit of the Company’s annual financial statements and other audit services provided in connection with statutory and regulatory filings.
(2)Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. Audit-related fees in 2020 and 2019 were for services performed by EY related to employee benefit plan audits and comfort letter procedures related to debt issuances. Audit-related fees for 2020 also included agreed upon procedures related to one of the Company's subsidiaries.
(3)Tax fees in 2020 and 2019 relate to services performed by EY for tax compliance services and on-call advisory.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On October 22, 2020, PartnerRe Ltd. filed a Form 25 Notification of Removal From Listing And/Or Registration Under Section 12(b) of the Securities Exchange Act of 1934 to redeem all of its outstanding 5.875% Series F Non-Cumulative Preferred Shares, par value $1.00 per share. For further details related to the redemption, refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.

ITEM 16G.	CORPORATE GOVERNANCE
Pursuant to exemptions available under the NYSE listing standards, as the Company is a foreign private issuer and a controlled company with no common shares listed, we are not required to comply with all of the corporate governance practices followed by U.S. domestic filer companies under the NYSE listing standards. Below is a summary of the significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies that are domestic filers:
•Nominating/Corporate Governance Committee: The NYSE requires that listed companies must have a nominating/corporate governance committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities and an annual performance evaluation of the committee. Under Bermuda law and our Bye-Laws as well as the NYSE exemptions applicable to controlled companies, we are not required to have, and do not have, a separate nominating or corporate governance committee; instead, that function is filled by our full Board.
•Compensation Committee: The NYSE requires that listed companies must have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Under Bermuda law and our Bye-Laws, as well as the NYSE exemptions applicable to controlled companies, we are not required to have, and do not have, a separate compensation committee; instead, that function is filled by our full Board, its committees, the Chairman and our CEO.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2020	December 31, 2019
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2020, $12,341,937; 2019, $10,468,937)	$12,786,380	$10,680,714
Short-term investments, at fair value (amortized cost: 2020, $416,059; 2019, $1,003,508)	416,350	1,003,421
Equities, at fair value (cost: 2020, $847,066; 2019, $821,430)	1,496,441	1,295,164
Investments in real estate	67,980	71,834
Other invested assets	2,967,738	3,266,009
Total investments	17,734,889	16,317,142
Cash and cash equivalents	2,350,833	1,484,463
Accrued investment income	92,058	109,673
Reinsurance balances receivable	3,118,870	3,400,070
Reinsurance recoverable on paid and unpaid losses	901,063	889,021
Prepaid reinsurance premiums	115,986	80,942
Funds held by reinsured companies	704,768	815,167
Deferred acquisition costs	819,971	874,608
Deposit assets	139,818	168,067
Net tax assets	182,077	179,813
Goodwill	456,380	456,380
Intangible assets	107,669	117,538
Other assets	174,193	169,521
Total assets	$26,898,575	$25,062,405
Liabilities
Non-life reserves	$11,395,321	$10,363,383
Life and health reserves	2,704,229	2,417,044
Unearned premiums	2,265,214	2,433,860
Other reinsurance balances payable	482,468	521,338
Debt	1,974,731	1,398,054
Deposit liabilities	5,925	5,507
Net tax liabilities	131,621	135,966
Accounts payable, accrued expenses and other	612,069	517,084
Total liabilities	19,571,578	17,792,236
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2020, 25,489,636 shares; 2019, 28,169,062 shares; aggregate liquidation value: 2020, $637,241; 2019, $704,227)	25,490	28,169
Additional paid-in capital	2,334,564	2,396,530
Accumulated other comprehensive loss	(96,005)	(75,925)
Retained earnings	5,062,948	4,921,395
Total shareholders’ equity	7,326,997	7,270,169
Total liabilities and shareholders’ equity	$26,898,575	$25,062,405

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Revenues
Gross premiums written	$6,875,925	$7,285,320	$6,299,929
Net premiums written	$6,300,858	$6,909,058	$5,803,364
Decrease (increase) in unearned premiums	235,968	(383,840)	(289,554)
Net premiums earned	6,536,826	6,525,218	5,513,810
Net investment income	360,668	448,538	415,921
Net realized and unrealized investment gains (losses)	454,319	886,670	(389,632)
Other income	13,491	15,321	50,127
Total revenues	7,365,304	7,875,747	5,590,226
Expenses
Losses and loss expenses	5,334,900	4,923,156	4,193,255
Acquisition costs	1,356,118	1,455,462	1,237,464
Other expenses	355,647	369,969	305,568
Interest expense	39,200	40,150	43,152
Loss on redemption of debt	—	15,175	—
Amortization of intangible assets	9,988	11,434	35,473
Net foreign exchange losses (gains)	51,964	86,760	(119,151)
Total expenses	7,147,817	6,902,106	5,695,761
Income (loss) before taxes and interest in earnings of equity method investments	217,487	973,641	(105,535)
Income tax (benefit) expense	(13,091)	52,536	(8,934)
Interest in earnings of equity method investments	23,611	15,643	10,607
Net income (loss)	254,189	936,748	(85,994)
Preferred dividends	45,990	46,416	46,416
Loss on redemption of preferred shares	2,341	—	—
Net income (loss) attributable to common shareholder	$205,858	$890,332	$(132,410)
Comprehensive income (loss)
Net income (loss)	$254,189	$936,748	$(85,994)
Change in currency translation adjustment	(5,884)	71,796	(74,797)
Change in unfunded pension obligation, net of tax	(14,383)	(6,803)	24,859
Change in fair value of designated cash flow hedges, net of reclassification adjustment	—	(1,877)	1,877
Change in unrealized gains or losses on investments, net of tax	187	(407)	(292)
Other comprehensive (loss) income	(20,080)	62,709	(48,353)
Comprehensive income (loss)	$234,109	$999,457	$(134,347)

The Company’s common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, earnings per share data is not meaningful to present.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Common shares
Balance at beginning of year	$—	$—	$—
Balance at end of year	—	—	—
Preferred shares
Balance at beginning of year	28,169	28,169	28,169
Redemption of preferred shares	(2,679)	—	—
Balance at end of year	25,490	28,169	28,169
Additional paid-in capital
Balance at beginning of year	2,396,530	2,396,530	2,396,530
Redemption of preferred shares	(61,966)	—	—
Balance at end of year	2,334,564	2,396,530	2,396,530
Accumulated other comprehensive loss
Balance at beginning of year	(75,925)	(138,634)	(90,281)
Currency translation adjustment
Balance at beginning of year	(59,904)	(131,700)	(56,903)
Change in foreign currency translation adjustment	(5,884)	71,796	(74,797)
Balance at end of year	(65,788)	(59,904)	(131,700)
Unfunded pension obligation
Balance at beginning of year	(15,988)	(9,185)	(34,044)
Change in unfunded pension obligation, net of tax	(14,383)	(6,803)	24,859
Balance at end of year (net of tax: 2020, $7,559; 2019, $4,379; 2018, $2,479)	(30,371)	(15,988)	(9,185)
Unrealized gain (loss) on investments
Balance at beginning of year	(33)	2,251	666
Change in fair value of designated cash flow hedges, net of reclassification adjustment	—	(1,877)	1,877
Change in unrealized gains or losses on investments, net of tax	187	(407)	(292)
Balance at end of year (net of tax: 2020, 2019 and 2018: $nil)	154	(33)	2,251
Balance at end of year	(96,005)	(75,925)	(138,634)
Retained earnings
Balance at beginning of year	4,921,395	4,230,449	4,410,694
Net income (loss)	254,189	936,748	(85,994)
Dividends on common shares	(50,000)	(199,386)	(47,835)
Dividends on preferred shares	(45,990)	(46,416)	(46,416)
Loss on redemption of preferred shares	(2,341)	—	—
Cumulative effect of adoption of accounting guidance (Note 2)	(14,305)	—	—
Balance at end of year	5,062,948	4,921,395	4,230,449
Total shareholders’ equity	$7,326,997	$7,270,169	$6,516,514

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income (loss)	$254,189	$936,748	$(85,994)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of net premium on investments	34,708	14,478	52,495
Amortization of intangible assets	9,988	11,434	35,473
Net realized and unrealized investment (gains) losses	(454,319)	(886,670)	389,632
Loss on redemption of debt	—	15,175	—
Changes in:
Reinsurance balances, net	274,506	(397,563)	(427,220)
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	16,026	112,223	(98,086)
Funds held by reinsured companies and funds held–directly managed	175,272	56,890	(23,483)
Deferred acquisition costs	74,871	(128,426)	(98,475)
Net tax assets and liabilities	(23,647)	17,118	(82,247)
Non-life and life and health reserves	944,263	713,281	637,652
Unearned premiums, net of prepaid reinsurance premiums	(235,968)	383,841	289,554
Other net changes in operating assets and liabilities	55,004	150,340	(141,808)
Net cash provided by operating activities	1,124,893	998,869	447,493
Cash flows from investing activities
Sales of fixed maturities	5,518,588	16,502,655	14,665,938
Redemptions of fixed maturities	1,821,934	738,478	494,148
Purchases of fixed maturities	(8,962,066)	(14,918,698)	(15,638,777)
Sales of short-term investments	3,637,532	1,914,640	224,411
Redemptions of short-term investments	1,971,826	724,033	23,432
Purchases of short-term investments	(5,006,397)	(3,142,818)	(733,431)
Sales of equities	143,932	133,891	89,349
Purchases of equities	(151,292)	(296,687)	(218,751)
Sales and redemptions of other invested assets	1,300,591	330,227	328,924
Purchases of other invested assets	(930,827)	(2,009,452)	(490,797)
Other, net	23,431	(94,263)	(5,357)
Net cash used in investing activities	(632,748)	(117,994)	(1,260,911)
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(95,990)	(245,802)	(94,251)
Issuance of unrestricted Class B common shares (1)	2,257	1,159	—
Redemption of unrestricted Class B common shares (1)	(5,157)	(6,540)	—
Redemption of preferred shares	(66,985)	—	—
Issuance of debt	494,237	496,012	—
Redemption of debt	—	(512,697)	—
Net cash provided by (used in) financing activities	328,362	(267,868)	(94,251)
Effect of foreign exchange rate changes on cash	45,863	(6,451)	13,564
Increase (decrease) in cash and cash equivalents	866,370	606,556	(894,105)
Cash and cash equivalents—beginning of year	1,484,463	877,907	1,772,012
Cash and cash equivalents—end of year	$2,350,833	$1,484,463	$877,907
Supplemental cash flow information:
Taxes paid	$64,288	$85,047	$139,543
Interest paid	$33,164	$38,650	$41,551

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
PartnerRe Ltd. and it subsidiaries are collectively referred to hereinafter as PartnerRe, the Company or the Group.
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
At December 31, 2020 and 2019, the Company's 100 million common shares (Class A shares) issued to EXOR Nederland N.V. are included in Shareholders' Equity in the Consolidated Balance Sheets (see Note 10). At December 31, 2020 and 2019, the Company also had 274,664 and 281,768, respectively, of Class B common shares (Class B shares) issued to certain executives and directors of the Company which are recognized in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Note 13). The percentage of total common shares owned by EXOR Nederland N.V. at December 31, 2020 and 2019 was approximately 99.7%.
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
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. While management believes that the amounts included in the Consolidated Financial Statements reflect its best estimates and assumptions, actual results could differ from those estimates. The Company’s principal estimates include:
•Non-life reserves;
•Life and health reserves;
•Reinsurance recoverable for unpaid losses;
•Gross and net premiums written and net premiums earned;
•Recoverability of deferred acquisition costs;
•Recoverability of deferred tax assets;
•Valuation of certain investments that are measured using significant unobservable inputs; and
•Valuation of goodwill and intangible assets.

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
(e) Funds Held by Reinsured Companies
The Company writes certain business on a funds held basis. Under such contractual arrangements, the cedant retains the premiums that would have otherwise been paid to the Company and the Company is credited with investment income on these funds. The Company generally earns investment income on the funds held balances based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). However, in certain circumstances, the Company may receive an investment return based upon either the result of a pool of assets held by the cedant, generally used to collateralize the funds held balance, or the investment return earned by the cedant on its entire investment portfolio. In these arrangements, investment returns are typically reflected in Net investment income in the Company’s Consolidated Statements of Operations. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying policies may have guaranteed minimum returns. In such cases, an embedded derivative exists and its fair value is recorded by the Company as an increase or decrease to the funds held balance.
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
The Company defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of financial instruments according to a fair value hierarchy that prioritizes the information used to measure fair value into three broad levels. The Company’s policy is to recognize transfers between the hierarchy levels at the beginning of the period. Refer to Note 3 for the valuation techniques used by the Company.
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

(k) Intangible Assets
Intangible assets represent the fair value adjustments related to renewal rights, and customer relationships; value of life business acquired; and U.S. licenses arising from acquisitions. Definite-lived intangible assets are amortized over their useful lives and the Amortization of intangible assets is recorded in the Consolidated Statement of Operations. Indefinite-lived intangible assets are not subject to amortization. The carrying values of indefinite-lived intangible assets are reviewed for indicators of impairment on an annual basis (as of December 31) or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and is measured as the difference between the carrying value and the fair value.
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
(m) Foreign Exchange
In recording foreign currency transactions, revenue and expense items in a currency other than the functional currency are converted into the functional currency at the average rates of exchange for the period. Monetary assets and liabilities originating in currencies other than the functional currency are remeasured into the functional currency at the rates of exchange in effect at the balance sheet dates. The resulting foreign exchange transaction gains or losses are included in Net foreign exchange gains or losses in the Consolidated Statements of Operations. Non-monetary assets and liabilities denominated in foreign currency are not subsequently remeasured.
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
(n) Derivatives
The Company’s investment strategy allows for the use of certain derivative instruments, subject to strict limitations. The Company may use derivative financial instruments such as foreign exchange forward contracts, foreign currency option contracts, futures contracts, to-be-announced mortgage-backed securities (TBAs), total return swaps, interest rate swaps, insurance-linked securities, and credit default swaps for the purpose of managing overall currency risk, market exposures and portfolio duration, for hedging certain investments, or for enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways.
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

The Company formally documents all relationships between designated hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. In this documentation, the Company specifically identifies the asset or liability that has been designated as a hedged item and states how the hedging instrument is expected to hedge the risks related to the hedged item. The Company formally measures effectiveness of its designated hedging relationships both at the hedge inception and on an ongoing basis. For its derivatives designated as hedges at December 31, 2018, the Company's method for assessing the effectiveness of the designated hedge was a qualitative assessment, as the Company determined that the hedging instrument (the designated foreign currency forward contracts) and the hedged assets (the available-for-sale foreign currency denominated short-term investments) were perfectly aligned as they related to the hedged risk, the foreign currency exchange rate risk exposure. These hedges were settled during 2019, and there were no derivatives designated as hedges at December 31, 2020 and 2019.
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
(r) Share-Based Incentives
The Company is authorized to issue restricted Class B shares to certain executives and directors. The compensation cost for restricted shares is measured at fair value and expensed over the period for which the employee is required to provide services in exchange for the award, up to three years from the date of grant. The Company has elected to recognize forfeitures as they occur. Unrestricted Class B shares can be sold back to the Company at the option of the shareholder. Class B shares are accounted for as liabilities and included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheets.

(s) Recent Accounting Pronouncements
Adopted during 2020
In January and April 2017, the FASB issued updated guidance on the accounting for goodwill impairment. This update removes the second step of the goodwill impairment test and requires entities to apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit's carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The guidance is effective for annual impairment tests in fiscal years beginning after December 15, 2019, and the Company adopted the guidance effective January 1, 2020. The adoption did not have a material impact on the Company's Consolidated Financial Statements.
In August 2018, the FASB issued updated guidance to the disclosure requirements for fair value measurement as part of the disclosure framework project. The updated guidance allows for the removal and modification of certain disclosures to improve the effectiveness of disclosures in the notes to financial statements. This guidance is effective for fiscal years beginning after December 15, 2019, and the Company adopted this guidance effective January 1, 2020. As the guidance is disclosure-related only, it did not have a material impact on the Company's Consolidated Financial Statements. Refer to Note 3 for the relevant disclosures.
In August 2018, the FASB issued updated guidance to improve the effectiveness of disclosures for defined benefit plans, as part of the disclosure framework project. The updated guidance allows for the removal and modification of certain disclosures to improve the effectiveness of disclosures in the notes to financial statements. This guidance is effective for fiscal years beginning after December 15, 2019, and the Company adopted the guidance effective January 1, 2020. As the guidance is disclosure-related only, it did not have a material impact on the Company's Consolidated Financial Statements. Refer to Note 14 for the relevant disclosures.
In June 2016, the FASB issued updated guidance on the recognition of credit losses by replacing the incurred loss impairment methodology with new accounting models related to how credit losses on financial instruments are determined. The new guidance is applicable to financial assets measured at amortized cost such as loans, reinsurance receivables, trade receivables, debt securities, off-balance sheet credit exposures and other financial assets that have a contractual right to receive cash. The Company's investments, except for certain Other invested assets that are accounted for using the equity method of accounting and Investments in real estate, are measured at fair value through net income, and therefore those investments are not impacted by the adoption of this guidance. The guidance is effective for annual periods beginning after December 15, 2019. The Company adopted the guidance on January 1, 2020 and recorded an after-tax cumulative effect adjustment as a decrease to retained earnings of $14 million upon adoption. Refer to Notes 8(a) and 15(a) for further information regarding the impacts of adoption of this guidance.
Not yet adopted
In August 2018, the FASB issued updated guidance to improve financial reporting for insurance companies that issue long-duration contracts such as life insurance and annuities. The objective of the new guidance is to improve, simplify, and enhance the financial reporting of long-duration contracts by providing financial statement users with useful information in a timely and transparent manner. This guidance is effective for annual periods beginning after December 15, 2022. The Company is currently evaluating the impact of this guidance on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2023. This guidance could have a material impact on the measurement recognition of long duration contracts and will result in additional disclosures once adopted.
In March 2020, the FASB issued guidance which provides optional expedients and exceptions for applying U.S. GAAP to modification of contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Along with the optional expedients, the amendments include a general principle that permits an entity to consider contract modifications due to reference reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. This guidance may be elected over time through December 31, 2022 as reference rate reform activities occur. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statements and disclosures.

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
The Company determines the appropriate level in the hierarchy for each financial instrument that it measures at fair value. In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•Level 1 inputs—Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
The Company’s financial instruments that it measures at fair value using Level 1 inputs generally include equities listed on a major exchange.
•Level 2 inputs—Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and significant directly or indirectly observable inputs, other than quoted prices, used in industry accepted models.
The Company’s financial instruments that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; certain U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds; investment grade and high yield corporate bonds; mortgage-backed securities; short-term investments; certain common and preferred equities; foreign exchange forward contracts; foreign currency option contracts; and interest rate swaps.
•Level 3 inputs—Unobservable inputs.
The Company’s financial instruments that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; certain corporate bonds; special purpose financing asset-backed bonds; unlisted or private equities; certain other mutual fund equities; privately placed corporate loans, notes and loans receivable and notes securitizations included in Other invested assets; and certain other derivatives, including weather derivatives, longevity insurance-linked securities; warrants; and total return swaps included in Other invested assets.

At December 31, 2020 and 2019, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2020	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,409,540	$—	$2,409,540
U.S. states, territories and municipalities	—	17,491	120,477	137,968
Non-U.S. sovereign government, supranational and government related	—	2,180,762	—	2,180,762
Corporate bonds	—	3,325,324	16,530	3,341,854
Asset-backed securities	—	—	17,528	17,528
Residential mortgage-backed securities	—	4,698,728	—	4,698,728
Fixed maturities	$—	$12,631,845	$154,535	$12,786,380
Short-term investments	$—	$416,350	$—	$416,350
Equities
Energy	$—	$—	$34,448	$34,448
Consumer cyclical	13,312	—	475	13,787
Consumer non-cyclical	—	—	6,886	6,886
Insurance	—	117	4,000	4,117
Finance	3,508	—	138	3,646
Real estate	—	—	2,338	2,338
Industrials	—	—	39	39
Diversified	2	—	3,098	3,100
Mutual funds	—	—	1,428,080	1,428,080
Equities	$16,822	$117	$1,479,502	$1,496,441
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$7,309	$—	$7,309
Total return swaps	—	—	797	797
Insurance-linked securities	—	—	3,074	3,074
Other	—	—	419	419
Other
Corporate loans (1)	—	—	1,326,143	1,326,143
Notes and loans receivable and notes securitization	—	—	7,121	7,121
Private equities	—	—	756,731	756,731
Derivative liabilities
Foreign exchange forward contracts	—	(10,698)	—	(10,698)
Total return swaps	—	—	(3,152)	(3,152)
Interest rate swaps	—	(17,509)	—	(17,509)
Insurance-linked securities	—	—	(2,000)	(2,000)
Other invested assets	$—	$(20,898)	$2,089,133	$2,068,235
Total	$16,822	$13,027,414	$3,723,170	$16,767,406

(1)Corporate loans includes a portfolio of third-party, individually managed privately issued corporate loans that are managed under an externally managed mandate with a fair value of $0.9 billion and $1.4 billion at December 31, 2020 and 2019, respectively. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. Corporate loans also includes $0.4 billion and $0.5 billion of other privately issued corporate loans at December 31, 2020 and 2019 respectively.

December 31, 2019	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$1,421,716	$—	$1,421,716
U.S. states, territories and municipalities	—	13,807	143,427	157,234
Non-U.S. sovereign government, supranational and government related	—	3,255,154	—	3,255,154
Corporate bonds	—	2,643,402	18,687	2,662,089
Asset-backed securities	—	—	18,228	18,228
Residential mortgage-backed securities	—	3,166,290	—	3,166,290
Other mortgage-backed securities	—	3	—	3
Fixed maturities	$—	$10,500,372	$180,342	$10,680,714
Short-term investments	$—	$1,003,421	$—	$1,003,421
Equities
Finance	$31,315	$2	$126	$31,443
Consumer cyclical	20,117	—	—	20,117
Insurance	5,284	273	9,403	14,960
Consumer noncyclical	13,126	—	—	13,126
Basic materials	5,295	—	—	5,295
Industrials	4,042	—	—	4,042
Technology	3,027	—	—	3,027
Real estate	—	—	2,385	2,385
Communications	922	—	—	922
Mutual funds	—	—	1,199,847	1,199,847
Equities	$83,128	$275	$1,211,761	$1,295,164
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$4,363	$—	$4,363
Total return swaps	—	—	1,448	1,448
Insurance-linked securities	—	—	2,728	2,728
Foreign currency option contracts	—	266	—	266
Other
Corporate loans	—	—	1,879,105	1,879,105
Notes and loans receivable and notes securitization	—	—	3,085	3,085
Private equities	—	—	533,744	533,744
Derivative liabilities
Foreign exchange forward contracts	—	(5,643)	—	(5,643)
Total return swaps	—	—	(2,962)	(2,962)
Interest rate swaps	—	(12,378)	—	(12,378)
Insurance-linked securities	—	—	(3,871)	(3,871)
Other invested assets	$—	$(13,392)	$2,413,277	$2,399,885
Total	$83,128	$11,490,676	$3,805,380	$15,379,184

At December 31, 2020 and 2019, the aggregate carrying amounts of items included in Other invested assets that the Company did not measure at fair value were $900 million and $866 million, respectively, which related to the Company’s investments that are accounted for using the equity method of accounting. Refer to Note 4(f) for further information on the Company's equity method investments.
At December 31, 2020 and 2019, the carrying value of accrued investment income approximated fair value due to its short-term nature.
During the year ended December 31, 2020 , an equity security valued at $4 million was transferred from Level 1 to Level 3 due to the unavailability of quoted prices in active markets. There were no transfers from Level 1 to Level 3 during the year ended December 31, 2019.

During the years ended December 31, 2020 and 2019, private equity securities valued at $3 million and $14 million, respectively, were transferred from Level 3 to Level 1 due to the availability of quoted prices in active markets.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2020 and 2019, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.
The reconciliations of the beginning and ending balances for financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2020 and 2019, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2020	Balance at beginning of year	Realized and unrealized investment (losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$143,427	$(5,785)	$—	$(17,165)	$—	$120,477	$(5,780)
Asset-backed securities	18,228	—	—	(700)	—	17,528	—
Corporate bonds	18,687	(128)	—	(2,029)	—	16,530	(128)
Fixed maturities	$180,342	$(5,913)	$—	$(19,894)	$—	$154,535	$(5,908)
Equities
Energy	$—	$3,419	$31,128	$(99)	$—	$34,448	$3,320
Consumer noncyclical	—	(3,168)	5,560	—	4,494	6,886	278
Insurance	9,403	(5,403)	—	—	—	4,000	4,000
Real estate	2,385	(416)	369	—	—	2,338	(416)
Consumer cyclical	—	—	475	—	—	475	—
Finance	126	12	—	—	—	138	12
Industrials	—	(491)	530	—	—	39	(491)
Diversified	—	(706)	3,804	—	—	3,098	(706)
Mutual funds	1,199,847	206,654	47,391	(25,812)	—	1,428,080	198,911
Equities	$1,211,761	$199,901	$89,257	$(25,911)	$4,494	$1,479,502	$204,908
Other invested assets
Derivatives, net	$(2,657)	$(8,217)	$5,008	$5,004	$—	$(862)	$(5,085)
Corporate loans	1,879,105	(10,980)	555,780	(1,097,762)	—	1,326,143	31,980
Notes and loan receivables and notes securitization	3,085	124	4,448	(536)	—	7,121	(979)
Private equities	533,744	105,627	260,096	(140,074)	(2,662)	756,731	93,903
Other invested assets	$2,413,277	$86,554	$825,332	$(1,233,368)	$(2,662)	$2,089,133	$119,819
Total	$3,805,380	$280,542	$914,589	$(1,279,173)	$1,832	$3,723,170	$318,819

(1)Settlements and sales of Equities and Other invested assets included sales of $26 million and $1.1 billion, respectively. Sales of Other invested assets of $1.1 billion included sales of corporate loans of $981 million and private equities of $137 million.

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

(1)Settlements and sales of Equities and Other invested assets included sales of $27 million and $289 million, respectively. Sales of Other invested assets of $289 million included sales of corporate loans of $270 million, notes and loan receivables and notes securitization of $2 million, and private equities of $17 million.
The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2020 and 2019 were as follows (fair value in thousands of U.S. dollars):

December 31, 2020	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$120,477	Discounted cash flow	Credit spreads	2.5% – 283.2% (14.8%)
Asset backed securities	17,528	Discounted cash flow	Credit spreads	4.7% (4.7%)
Other invested assets
Total return swaps, net	(2,355)	Discounted cash flow	Credit spreads	2.7% – 36.7% (29.8%)
Insurance-linked securities – longevity swaps	3,074	Discounted cash flow	Credit Spreads	1.8% (1.8%)
Notes and loans receivables	6,446	Discounted cash flow	Credit spread	17.5% (17.5%)
			Gross revenue/fair value	1.1 (1.1)
Note securitization	675	Discounted cash flow	Credit spreads	2.5% (2.5%)
Private equity – other	30,067	Discounted cash flow	Effective yield	3.9% (3.9%)
Private equity – funds	188,533	Lag reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	15.7% – 16.0% (15.9%)

December 31, 2019	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$143,427	Discounted cash flow	Credit spreads	(0.1)% – 9.6% (3.5%)
Asset backed securities	18,228	Discounted cash flow	Credit spreads	4.7% (4.7%)
Equities
Insurance	9,403	Weighted market comparables	Revenue multiple	2.6x (2.6x)
			Adjusted earnings multiple	7.7x (7.7x)
			Liquidity discount	30.0% (30.0%)
Other invested assets
Total return swaps, net	(1,514)	Discounted cash flow	Credit spreads	2.3% – 24.0% (16.9%)
Insurance-linked securities – longevity swaps	2,728	Discounted cash flow	Credit spreads	1.9% (1.9%)
Insurance-linked securities – pandemic swaps	(1,871)	Discounted cash flow	Credit spreads	56.2% (56.2%)
Notes and loans receivables	2,153	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value ratios	1.1 (1.1)
Note securitization	932	Discounted cash flow	Credit spreads	1.2% (1.2%)
Private equity – other	15,800	Discounted cash flow	Effective yield	3.0% (3.0%)
Private equity – funds	167,804	Lag reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	1.9% – 15.0% (9.7%)

(1)Unobservable inputs were weighted by the relative fair value of the instruments.
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include corporate bonds (included within Fixed maturities), equities and mutual fund investments (included within Equities), certain private equity funds (private equities included within Other invested assets), privately placed corporate loans (included within Other invested assets) and certain derivatives (included within Other invested assets).
Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	2020	2019	2018
Fixed maturities and short-term investments	$219,946	$190,343	$(150,926)
Equities	167,456	403,011	2,791
Other invested assets	63,669	50,857	(12,987)
Funds held–directly managed (1)	—	—	(6,484)
Total	$451,071	$644,211	$(167,606)

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

Fixed maturities
•U.S. government and government sponsored enterprises—consists primarily of bonds issued by the U.S. Treasury and corporate debt securities issued by government sponsored enterprises and federally owned or established corporations. These securities are generally priced by independent pricing services. The independent pricing services may use actual transaction prices for securities that have been actively traded. For securities that have not been actively traded, each pricing source has its own proprietary method to determine the fair value, which may incorporate option adjusted spreads (OAS), interest rate data and market news. The Company generally classifies these securities in Level 2.
•U.S. states, territories and municipalities—consists primarily of bonds issued by U.S. states, territories and municipalities and the Federal Home Loan Mortgage Corporation. Certain of the bonds that are issued by municipal housing authorities and the Federal Home Loan Mortgage Corporation are not actively traded and are priced based on internal models using unobservable inputs (credit spreads). Accordingly, the Company classifies these securities in Level 3. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement. The remaining securities are generally priced by independent pricing services using the techniques described for U.S. government and government sponsored enterprises above. The Company generally classifies these securities in Level 2.
•Non-U.S. sovereign government, supranational and government related—consists primarily of bonds issued by non-U.S. national governments and their agencies, non-U.S. regional governments and supranational organizations. These securities are generally priced by independent pricing services using the techniques described for U.S. government and government sponsored enterprises above. The Company generally classifies these securities in Level 2.
•Corporate—consists primarily of bonds issued by U.S. and foreign corporations covering a variety of industries and issuing countries. Corporate securities also include real estate investment trusts, catastrophe bonds, longevity and mortality bonds and government guaranteed corporate debt. These securities are generally priced by independent pricing services and brokers. The pricing provider incorporates information including credit spreads, interest rate data and market news into the valuation of each security. The Company generally classifies these securities in Level 2. When a corporate security is inactively traded or the valuation model uses unobservable inputs, the Company classifies the security in Level 3.
•Asset-backed securities— consists of special purpose financing securities. Special purpose financing securities are generally inactively traded and are priced based on valuation models using unobservable inputs (credit spreads). The Company generally classifies these securities in Level 3. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement.
•Residential mortgage-backed securities—primarily consists of bonds issued by the Government National Mortgage Association, the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, as well as private, non-agency issuers. These residential mortgage-backed securities are generally priced by independent pricing services and brokers. When current market trades are not available, the pricing provider or the Company will employ proprietary models with observable inputs including other trade information, prepayment speeds, yield curves and credit spreads. The Company generally classifies these securities in Level 2.
•Other mortgage-backed securities—primarily consists of commercial mortgage-backed securities. These securities are generally priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. The Company generally classifies these securities in Level 2.
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
Equities
Equity securities include U.S. and foreign common and preferred stocks, real estate investment trusts and mutual funds. Publicly traded equities are generally classified in Level 1 as the Company uses prices received from independent pricing sources based on quoted prices in active markets. Equities classified as Level 2 are generally mutual funds invested in fixed income securities, where the net asset value of the fund is provided on a daily basis, and certain common and preferred equities. Equities classified as Level 3 are generally mutual funds invested in securities other than the common stock of publicly traded companies, where the net asset value is not provided on a daily basis, and inactively traded common stocks. The significant unobservable inputs used in the fair value measurement of inactively traded common stocks classified as Level 3 include market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size, including revenue multiples and adjusted earnings multiples. Significant increases (decreases) in any of these inputs could result in a significantly higher (lower) fair value measurement. Significant unobservable inputs used in measuring the fair value measurement of inactively traded common stocks also include a liquidity discount. A significant increase (decrease) in the liquidity discount could result in a significantly lower (higher) fair value measurement.
To validate prices, the Company completes quantitative analyses to compare the performance of each equity investment portfolio to the performance of an appropriate benchmark, with significant differences identified and investigated.
Other invested assets
The Company’s foreign exchange forward contracts, interest rate swaps and foreign currency option contracts are generally classified as Level 2 within the fair value hierarchy and are priced by independent pricing services.
Included in the Company’s Level 3 classification, in general, are certain derivatives, including weather derivative insurance-linked securities and total return swaps; privately placed corporate loans; notes and loans receivable and notes securitizations; and private equities. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; or (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. The significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 include credit spreads and gross revenue to fair value ratios. Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement. Significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 also include market return information, weighted using management’s judgment, from comparable selected publicly traded companies in the same industry, in a similar region and of a similar size and effective yields. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement. As part of the Company’s modeling to determine the fair value of an investment, the Company considers counterparty credit risk as an input to the model, however, the majority of the Company’s counterparties are investment grade rated institutions and the failure of any one counterparty would not have a significant impact on the Company’s consolidated financial statements.
To validate prices, the Company will compare them to benchmarks, where appropriate, or to the business results generally within that asset class and specifically to those particular assets.

(b) Fair Value of Financial Instrument Liabilities
At December 31, 2020 and 2019, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the long-term debt related to senior notes and junior subordinated notes. The fair value of the debt related to senior notes as of December 31, 2020 and 2019 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the debt related to junior subordinated notes as of December 31, 2020 and 2019 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the intercompany debt.
See Note 9 for further details related to the Company's debt, including the carrying values and fair values.
At December 31, 2020 and 2019, the Company’s debt related to the senior notes and junior subordinated notes was classified as Level 2 in the fair value hierarchy.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts.
4. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	2020	2019	2018
Net realized investment gains (losses) on fixed maturities and short-term investments	$24,828	$243,508	$(224,887)
Net realized investment gains on equities	21,538	6,545	14,601
Net realized investment (losses) gains on other invested assets	(30,436)	830	7,136
Net realized investment gains on funds held–directly managed (1)	—	—	1,200
Net realized investment gains (losses)	$15,930	$250,883	$(201,950)
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$219,946	$190,343	$(150,926)
Change in net unrealized investment gains on equities	167,456	403,011	2,791
Change in net unrealized investment gains (losses) on other invested assets	58,452	44,441	(25,607)
Change in net unrealized investment losses on funds held–directly managed (1)	—	—	(6,484)
Net other realized and unrealized investment (losses) gains	(1,346)	969	(1,334)
Change in net unrealized investment gains (losses)	$444,508	$638,764	$(181,560)
Impairment loss on investments in real estate	$(6,119)	$(2,977)	$(6,122)
Net realized and unrealized investment gains (losses)	$454,319	$886,670	$(389,632)

(1) The funds held–directly managed account was settled in 2018 upon commutation of the related Paris Re Reserve Agreement. See also Note 7(a) for further details.

(b) Net Investment Income
The components of net investment income for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	2020	2019	2018
Fixed maturities	$290,259	$379,939	$378,726
Short-term investments and cash and cash equivalents	12,000	26,981	13,279
Other invested assets	89,129	68,879	26,234
Equities, funds held and other (1)	20,477	12,221	21,964
Funds held–directly managed (2)	—	—	4,674
Investment expenses	(51,197)	(39,482)	(28,956)
Net investment income	$360,668	$448,538	$415,921

(1) The Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). Interest rates ranged from 0.1% to 6.5%, 0.1% to 5.1% and 0.1% to 7.4% for the years ended December 31, 2020, 2019 and 2018, respectively.
(2) The funds held–directly managed account was settled in 2018 upon commutation of the related Paris Re Reserve Agreement. See also Note 7(a) for further details.
(c) Pledged and Restricted Assets
At December 31, 2020 and 2019, approximately $209 million and $294 million, respectively, of cash and cash equivalents and approximately $4,993 million and $4,025 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.
(d) Receivable for Securities Sold and Payable for Securities Purchased
At December 31, 2020 and 2019, receivables for securities sold of $24 million and $31 million, respectively, were recorded within Other assets. At December 31, 2020 and 2019, payables for securities purchased of $286 million and $169 million, respectively, were recorded within Accounts payable, accrued expenses, and other in the Consolidated Balance Sheets.
(e) Variable Interest Entities
The Company holds variable interests in VIEs including certain limited liability companies or partnerships, trusts, fixed maturity investments and asset-backed securities. The holdings in these VIEs are reported within Fixed maturities and Other invested assets in the Company’s Consolidated Balance Sheets. The Company’s involvement in these entities is, for the most part, passive in nature. The Company’s maximum exposure to loss with respect to these investments is limited to the amounts invested in and advanced to the VIEs and any unfunded commitments (see Note 15(c)).
(f) Equity Method Investments
Investments accounted for under the equity method at December 31, 2020 and 2019 totaled $900 million and $866 million respectively. At December 31, 2020 and 2019, the Company held a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group Limited (Almacantar). The total carrying value of this investment was $494 million and $483 million, at December 31, 2020 and 2019, respectively, and is included within Other invested assets in the Consolidated Balance Sheets. The Company's other equity method investments are comprised of primarily of passive investment interests focusing in the real estate sector.

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
There were no derivatives designated as hedges for the years ended December 31, 2020 and 2019. The net fair values of derivatives included in Other invested assets within the Company’s Consolidated Balance Sheets and the related net notional exposures at December 31, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2020			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$7,309	$(10,698)	$(3,389)	$3,843,436
Insurance-linked securities (1)	3,074	(2,000)	1,074	18,850
Total return swaps	797	(3,152)	(2,355)	31,580
Interest rate swaps (2)	—	(17,509)	(17,509)	—
Other	419	—	419	—
Total derivatives not designated as hedges	$11,599	$(33,359)	$(21,760)

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2019			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$4,363	$(5,643)	$(1,280)	$3,028,063
Foreign currency option contracts	266	—	266	—
Insurance-linked securities (1)	2,728	(3,871)	(1,143)	46,250
Total return swaps	1,448	(2,962)	(1,514)	31,641
Interest rate swaps (2)	—	(12,378)	(12,378)	—
Total derivatives not designated as hedges	$8,805	$(24,854)	$(16,049)

(1)Insurance-linked securities include longevity swaps for which the notional amounts are not reflective of the overall potential exposure of the swaps. The net notional exposure above includes the Company's best estimate of the present value of future expected claims.
(2)The Company enters into interest rate swaps to mitigate notional exposures on certain total return swaps and certain fixed maturities. The net notional exposure for interest rate swaps above relates to fixed maturities.

The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	2020	2019	2018
Foreign exchange forward contracts	$(32,611)	$(41,171)	$45,143
Total included in Net foreign exchange (losses) gains	$(32,611)	$(41,171)	$45,143
Futures contracts	$—	$(9,952)	$11,043
Insurance-linked securities	(2,341)	(4,381)	6,134
Total return swaps	(845)	—	—
Interest rate swaps	(5,131)	(5,230)	2,332
TBAs	(510)	—	(13,614)
Other	1,376	463	—
Total included in Net realized and unrealized investment gains (losses)	$(7,451)	$(19,100)	$5,895
Total derivatives not designated as hedges	$(40,062)	$(60,271)	$51,038
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2020 and 2019 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2020	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$11,599	$—	$11,599	$—	$(26,853)	$(15,254)
Total derivative liabilities	$(33,359)	$—	$(33,359)	$—	$11,503	$(21,856)

December 31, 2019
Total derivative assets	$8,805	$—	$8,805	$—	$(19,537)	$(10,732)
Total derivative liabilities	$(24,854)	$—	$(24,854)	$—	$2,977	$(21,877)

(1)Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.
6. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio, Aurigen and Claims Analytics at December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible assets	Total intangible assets
Balance at December 31, 2017	$456,380	$150,679	$9,555	$160,234
Acquired during the year(1)	—	4,138	—	4,138
Intangible assets amortization	n/a	(35,473)	n/a	(35,473)
Balance at December 31, 2018	$456,380	$119,344	$9,555	$128,899
Foreign currency translation	—	73	—	73
Intangible assets amortization	n/a	(11,434)	n/a	(11,434)
Balance at December 31, 2019	$456,380	$107,983	$9,555	$117,538
Foreign currency translation	—	119	—	119
Intangible assets amortization	n/a	(9,988)	n/a	(9,988)
Balance at December 31, 2020	$456,380	$98,114	$9,555	$107,669

n/a: Not applicable

(1) In June 2018, the Company completed the acquisition for 100% of the assets in Claim Analytics Inc., a Canadian based provider of predictive analytics solutions for the insurance industry. In relation to this acquisition, the Company recorded intangible assets related to customer relationships of $4 million.
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	December 31, 2020			December 31, 2019
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Renewal rights	$48,163	$(38,205)	$9,958	$48,163	$(35,238)	$12,925
Customer relationships	67,738	(47,867)	19,871	67,619	(42,419)	25,200
Life VOBA	75,583	(7,298)	68,285	75,583	(5,725)	69,858
Total definite-lived intangible assets	$191,484	$(93,370)	$98,114	$191,365	$(83,382)	$107,983
Indefinite-lived intangible assets:
Insurance licenses	9,555	n/a	9,555	9,555	n/a	9,555
Total intangible assets	$201,039	$(93,370)	$107,669	$200,920	$(83,382)	$117,538

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 10-13 years for renewal rights and customer relationships, and 100 years for life VOBA.
The allocation of the goodwill to the Company’s segments at December 31, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	2020	2019
P&C segment	$242,376	$242,376
Specialty segment	196,047	196,047
Life and Health segment	17,957	17,957
Total	$456,380	$456,380
The estimated future amortization expense related to the Company’s definite-lived intangible assets is as follows (in thousands of U.S. dollars):

Year	VOBA	Other definite- lived intangible assets	Total definite- lived intangible assets
2021	$1,486	$7,349	$8,835
2022	2,478	6,423	8,901
2023	2,272	5,641	7,913
2024	2,296	4,960	7,256
2025	2,070	4,367	6,437
Thereafter	57,683	1,089	58,772
Total	$68,285	$29,829	$98,114
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

The Company’s gross liability for non-life reserves reported by cedants (case reserves) and those estimated by the Company (ACRs and IBNR reserves) at December 31, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	December 31, 2020	December 31, 2019
Case reserves	$4,646,633	$4,203,052
ACRs	171,381	158,220
IBNR reserves	6,577,307	6,002,111
Non-life reserves	$11,395,321	$10,363,383
The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2020, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	2020	2019	2018
Gross liability at beginning of year	$10,363,383	$9,895,376	$10,102,172
Reinsurance recoverable at beginning of year	754,795	850,946	719,998
Net liability at beginning of year	9,608,588	9,044,430	9,382,174
Net incurred losses related to: (1)(2)
Current year	3,945,248	3,716,988	3,417,366
Prior years	71,456	(56,848)	(248,719)
	4,016,704	3,660,140	3,168,647
Net paid losses related to:
Current year	(459,718)	(439,285)	(336,584)
Prior years	(2,772,886)	(2,651,385)	(2,585,403)
	(3,232,604)	(3,090,670)	(2,921,987)
Retroactive reinsurance recoverable (2)	—	(81,013)	—
Change in Paris Re reserve agreement (3)	—	—	(397,493)
Effects of foreign exchange rate changes and other	220,303	75,701	(186,911)
Net liability at end of year	$10,612,991	$9,608,588	$9,044,430
Reinsurance recoverable at end of year	782,330	754,795	850,946
Gross liability at end of year	$11,395,321	$10,363,383	$9,895,376

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18. Non-life reserves allocated to Corporate and Other totaled $6 million and $9 million at December 31, 2019 and 2018, respectively. There were no incurred losses or non-life reserves allocated to Corporate and Other during 2020.
(2) In the fourth quarter of 2019, the Company entered into a loss portfolio transfer agreement transferring 100% of liabilities, including profit commissions, related to its wholesale managing general agent portfolio. As a result of the transaction, the Company recorded a reinsurance recoverable of $81 million and a related deferred gain of $14 million, which was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheet at December 31, 2019. In the fourth quarter of 2020, the Company completed a business transfer to extinguish the remaining$70 million of non-life reserves and derecognized the $70 million of related reinsurance recoverables. As a result, during 2020, the $14 million deferred gain was recognized within Losses and loss expenses in the Consolidated Statement of Operations. At settlement, $64 million of invested assets were transferred, and there was a corresponding decrease in Other reinsurance balances payable.
(3) The change in reserve agreement includes adverse development on Paris Re’s reserves which were guaranteed by Axa under the reserve agreement. In 2018, this balance also includes the reduction of the guaranteed reserves following the commutation of the agreement in the fourth quarter of 2018.
For the year ended December 31, 2020, the Company reported net unfavorable loss development for prior accident years resulting from adverse loss emergence in the Specialty segment, which was partially offset by favorable loss emergence in the P&C segment. The adverse loss emergence within the Specialty segment was across multiple accident years, predominantly from property, engineering, multiline and aviation business. The favorable loss emergence within the P&C segment was primarily from accident years 2015 and prior, mainly driven by the European casualty, motor and property business, which was partially offset by adverse loss emergence in the U.S. and Asia property business.

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
Paris Re Reserve Agreement
Following Paris Re’s acquisition of substantially all of the reinsurance operations of Colisée Re in 2006, Paris Re’s French operating subsidiary (Paris Re France) entered into a reserve agreement (Reserve Agreement) whereby AXA and Colisée Re guaranteed reserves in respect of Paris Re France and subsidiaries acquired in the acquisition. The Reserve Agreement related to losses incurred prior to December 31, 2005. The reserve guarantee was conditioned upon, among other things, the guaranteed business, including related ceded reinsurance, being managed by AXA Liabilities Managers, an affiliate of Colisée Re. At December 31, 2017, the Company’s gross liability for non-life reserves included $426 million of guaranteed reserves, which were settled prior to December 31, 2018 as a result of the commutation of the remaining reserves under the Reserve Agreement. As a result of this commutation, a gain of $29 million was recorded in Other income within the Consolidated Statement of Operations during the year ended December 31, 2018. As of December 31, 2020 and 2019, respectively, no balances related to the Paris Re agreement remain.
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2020 and 2019 included $43 million and $45 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2020 and 2019 was $50 million and $51 million, respectively.
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
(b) Life and Health Reserves
The reconciliation of the beginning and ending gross and net liability for life and health reserves for the years ended December 31, 2020, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	2020	2019	2018
Gross liability at beginning of period	$2,417,044	$2,198,080	$2,098,759
Reinsurance recoverable at beginning of period	16,183	11,829	9,287
Net liability at beginning of period	$2,400,861	$2,186,251	$2,089,472
Net incurred losses (1)	1,318,196	1,263,016	1,024,608
Net losses paid	(1,230,383)	(1,071,487)	(818,916)
Effects of foreign exchange rate changes and other	179,893	23,081	(108,913)
Net liability at end of period	$2,668,567	$2,400,861	$2,186,251
Reinsurance recoverable at end of period	35,662	16,183	11,829
Gross liability at end of period	$2,704,229	$2,417,044	$2,198,080

(1)During 2020, certain life and health treaties in the European region were recaptured, resulting in total gains upon recapture of $28 million, recorded as a reduction to net incurred losses.
Net incurred losses includes unfavorable prior years' loss development of $52 million during the year ended December 31, 2020 driven by the Company's disability business.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 11% at December 31, 2020 and 0% to 7% at December 31, 2019 and 2018.

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
(c) Losses and Loss Expenses
Losses and loss expenses in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018 were comprised as follows (in thousands of U.S. dollars):

	2020	2019	2018
Non-life (1)	$4,016,704	$3,660,140	$3,168,647
Life and Health	1,318,196	1,263,016	1,024,608
Losses and loss expenses	$5,334,900	$4,923,156	$4,193,255

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18.
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2012 through 2020, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2012 through 2020, are presented in the tables below (in thousands of U.S. dollars).
The information presented below for incurred and paid claims development for each of the years ended December 31, 2012 through 2019 and the average annual percentage payout of incurred claims by age, net of reinsurance, is presented as supplementary information and is unaudited. The tables below reflect losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the Losses and loss expenses in the Consolidated Statement of Operations reflect losses incurred at the average exchange rate for the period.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,										December 31, 2020
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total of IBNR plus expected development on reported claims
2012	$2,639,688	$2,448,003	$2,290,439	$2,185,285	$2,153,160	$2,184,735	$2,161,359	$2,128,131	$2,113,301	$56,549
2013		2,878,960	2,701,251	2,524,503	2,471,199	2,438,378	2,410,942	2,407,964	2,389,223	93,466
2014			2,832,489	2,613,300	2,502,796	2,471,459	2,484,045	2,476,974	2,455,964	127,048
2015				2,884,189	2,593,622	2,488,546	2,504,538	2,505,549	2,481,206	171,655
2016					2,913,005	2,679,891	2,620,822	2,635,472	2,644,764	214,995
2017						2,955,964	2,937,200	2,894,231	2,881,721	336,779
2018							3,025,845	3,157,015	3,158,785	661,933
2019								3,438,573	3,666,589	1,322,179
2020									3,964,240	2,790,092
Total									$25,755,793	$5,774,696

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020
2012	$282,336	$1,051,844	$1,435,654	$1,602,522	$1,706,226	$1,797,329	$1,846,856	$1,903,538	$1,924,585
2013		243,125	1,295,766	1,647,638	1,849,033	1,979,137	2,072,228	2,138,888	2,173,004
2014			302,881	1,311,827	1,616,215	1,825,493	1,967,077	2,076,264	2,154,230
2015				302,359	1,216,114	1,615,865	1,837,345	2,007,020	2,109,694
2016					322,009	1,363,347	1,721,704	1,997,281	2,125,590
2017						385,968	1,501,428	1,952,096	2,240,013
2018							258,601	1,430,969	2,010,369
2019								376,937	1,578,528
2020									445,338
Total									$16,761,351

Net reserves for Accident Years and exposures included in the triangles									$8,994,442
All outstanding liabilities before Accident Year 2012, net of reinsurance									1,242,482
Total outstanding liabilities for unpaid claims									$10,236,924

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE
Years	1	2	3	4	5	6	7	8	9
Non-life	11%	38%	16%	9%	6%	4%	3%	2%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,										December 31, 2020
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total of IBNR plus expected development on reported claims
2012	$669,251	$665,457	$585,528	$569,161	$553,571	$553,162	$541,206	$530,578	$529,800	$1,389
2013		688,562	583,828	550,859	535,390	531,092	520,552	518,273	517,995	9
2014			517,561	471,863	450,396	448,016	444,502	442,768	441,020	958
2015				591,817	548,716	523,677	516,138	510,688	506,222	3,806
2016					726,247	684,070	637,316	617,028	613,810	(1,802)
2017						1,016,229	1,066,376	982,359	951,418	6,426
2018							854,166	899,055	886,662	82,052
2019								797,247	848,801	90,827
2020									1,183,875	656,924
Total									$6,479,603	$840,589

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020
2012	$100,426	$358,758	$452,456	$486,598	$498,174	$507,557	$510,674	$518,029	$517,970
2013		90,133	341,662	442,974	477,517	495,869	498,952	503,187	505,337
2014			91,891	323,437	388,024	414,395	424,068	429,160	432,996
2015				96,019	354,874	443,500	472,059	483,099	488,049
2016					137,065	459,492	541,070	579,666	592,826
2017						223,598	729,810	839,658	891,247
2018							77,248	573,855	715,182
2019								69,729	479,960
2020									108,876
Total									$4,732,443

Net reserves for Accident Years and exposures included in the triangles									$1,747,160
All outstanding liabilities before Accident Year 2012, net of reinsurance									96,511
Total outstanding liabilities for unpaid claims									$1,843,671

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY
Years	1	2	3	4	5	6	7	8	9
Property	15%	52%	15%	6%	2%	1%	1%	1%	—%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,										December 31, 2020
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total of IBNR plus expected development on reported claims
2012	$687,962	$673,952	$645,961	$606,043	$588,811	$597,170	$592,669	$577,494	$569,594	$41,729
2013		800,809	796,525	747,617	729,592	725,500	721,980	719,484	705,107	77,368
2014			901,424	877,191	857,330	863,051	879,547	873,227	857,663	103,508
2015				899,355	840,261	816,250	858,788	861,603	855,377	147,031
2016					849,717	801,939	822,539	850,527	856,372	174,156
2017						761,089	729,564	757,962	767,640	216,810
2018							941,900	957,888	975,851	418,539
2019								1,214,328	1,223,746	745,117
2020									1,278,149	1,073,385
Total									$8,089,499	$2,997,643

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020
2012	$51,015	$134,416	$203,970	$276,902	$333,006	$391,406	$422,362	$449,854	$467,395
2013		50,172	158,781	266,697	348,233	418,556	480,167	521,355	547,056
2014			71,742	209,570	313,465	413,742	501,473	573,308	637,432
2015				67,091	187,339	300,083	398,324	501,468	575,490
2016					33,049	163,317	263,687	380,668	468,089
2017						61,811	180,400	292,946	399,268
2018							62,403	238,134	375,961
2019								89,228	294,178
2020									97,584
Total									$3,862,453

Net reserves for Accident Years and exposures included in the triangles									$4,227,046
All outstanding liabilities before Accident Year 2012, net of reinsurance									1,059,637
Total outstanding liabilities for unpaid claims									$5,286,683

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY
Years	1	2	3	4	5	6	7	8	9
Casualty	7%	16%	13%	12%	11%	9%	6%	4%	3%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,										December 31, 2020
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	Total of IBNR plus expected development on reported claims
2012	$1,282,475	$1,108,594	$1,058,950	$1,010,081	$1,010,778	$1,034,403	$1,027,484	$1,020,059	$1,013,907	$13,431
2013		1,389,589	1,320,898	1,226,027	1,206,217	1,181,786	1,168,410	1,170,207	1,166,121	16,089
2014			1,413,504	1,264,246	1,195,070	1,160,392	1,159,996	1,160,979	1,157,281	22,582
2015				1,393,017	1,204,645	1,148,619	1,129,612	1,133,258	1,119,607	20,818
2016					1,337,041	1,193,882	1,160,967	1,167,917	1,174,582	42,641
2017						1,178,646	1,141,260	1,153,910	1,162,663	113,543
2018							1,229,779	1,300,072	1,296,272	161,342
2019								1,426,998	1,594,042	486,235
2020									1,502,216	1,059,783
Total									$11,186,691	$1,936,464

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020
2012	$130,895	$558,670	$779,228	$839,022	$875,046	$898,366	$913,820	$935,655	$939,220
2013		102,820	795,323	937,967	1,023,283	1,064,712	1,093,109	1,114,346	1,120,611
2014			139,248	778,820	914,726	997,356	1,041,536	1,073,796	1,083,802
2015				139,249	673,901	872,282	966,962	1,022,453	1,046,155
2016					151,895	740,538	916,947	1,036,947	1,064,675
2017						100,559	591,218	819,492	949,498
2018							118,950	618,980	919,226
2019								217,980	804,390
2020									238,878
Total									$8,166,455

Net reserves for Accident Years and exposures included in the triangles									$3,020,236
All outstanding liabilities before Accident Year 2012, net of reinsurance									86,334
Total outstanding liabilities for unpaid claims									$3,106,570

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY
Years	1	2	3	4	5	6	7	8	9
Specialty	12%	46%	17%	8%	4%	2%	1%	1%	—%
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

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2020 was as follows (in thousands of U.S. dollars):

December 31, 2020
Total outstanding liability for unpaid claims
Property	$1,843,671
Casualty	5,286,683
Specialty	3,106,570
Total outstanding liabilities for unpaid claims	$10,236,924
Unallocated loss expenses	$186,523
U.S. health net reserves (1)	188,879
Other	665
Total other liabilities	$376,067
Net liability at end of year	$10,612,991

Reinsurance recoverable on paid and unpaid claims
Property	$327,935
Casualty	166,494
Specialty	287,901
Reinsurance recoverable at end of year	$782,330
Gross liability at end of year	$11,395,321

(1) U.S. health business is not meaningful to include in the development tables as the estimated average duration of the health reserves is less than one year and substantially all claims are expected to be paid within two years, based on historical payout patterns.
8. Reinsurance
(a) Reinsurance Recoverable on Paid and Unpaid Losses
The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery from retrocessionaires of a portion of losses and loss expenses. The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. The Company actively manages its reinsurance exposures by generally selecting retrocessionaires that have a credit rating of A- or higher. In certain cases where an otherwise suitable retrocessionaire has a credit rating lower than A-, the Company generally requires the posting of collateral, including escrow funds and letters of credit, as a condition to its entering into a retrocession agreement.
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing an allowance for reinsurance recoverable balances, the Company considers historical information, financial strength and credit ratings of reinsurers, collateralization amounts and the remaining expected life of reinsurance recoverable balances to determine the appropriateness of the allowance. Historically, the Company has not experienced material credit losses from retrocessional agreements. In assessing future default for reinsurance recoverable balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assessing the current market conditions and reasonable and supportable forecasts for the likelihood of default. As a result of the adoption and at December 31, 2020, the Company recorded an allowance for credit losses of $3 million on its reinsurance recoverable balance. This compared to no allowance for its reinsurance recoverable balance at December 31, 2019.

(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2020, 2019 and 2018 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2020
Non-life	$5,376,703	$5,571,201	$4,358,975
Life and Health	1,499,222	1,505,819	1,344,117
Assumed	$6,875,925	$7,077,020	$5,703,092

Non-life	$550,784	$516,672	$342,271
Life and Health	24,283	23,522	25,921
Ceded	$575,067	$540,194	$368,192

Non-life	$4,825,919	$5,054,529	$4,016,704
Life and Health	1,474,939	1,482,297	1,318,196
Net	$6,300,858	$6,536,826	$5,334,900

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2019
Non-life (1)	$5,792,542	$5,433,357	$3,879,242
Life and Health	1,492,778	1,489,721	1,277,684
Assumed	$7,285,320	$6,923,078	$5,156,926

Non-life (1)	$353,735	$375,301	$219,102
Life and Health	22,527	22,559	14,668
Ceded	$376,262	$397,860	$233,770

Non-life (1)	$5,438,807	$5,058,056	$3,660,140
Life and Health	1,470,251	1,467,162	1,263,016
Net	$6,909,058	$6,525,218	$4,923,156

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2018
Non-life	$5,064,780	$4,751,958	$3,566,201
Life and Health	1,235,149	1,235,973	1,035,363
Assumed	$6,299,929	$5,987,931	$4,601,564

Non-life	$472,498	$450,096	$397,554
Life and Health	24,067	24,025	10,755
Ceded	$496,565	$474,121	$408,309

Non-life	$4,592,282	$4,301,862	$3,168,647
Life and Health	1,211,082	1,211,948	1,024,608
Net	$5,803,364	$5,513,810	$4,193,255

(1)Non-life Losses and loss expenses include amounts allocated to Corporate and Other as disclosed in Note 18.

9. Debt
The debt outstanding related to senior notes and junior subordinated notes and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2020 and 2019 was comprised as follows (in thousands):

			December 31, 2020		December 31, 2019
Issuer	Related Maturity Date	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value
Debt related to senior notes
PartnerRe Finance B LLC	Due 2029	$500,000	$496,168	$586,057	$495,614	$535,309
PartnerRe Ireland Finance DAC	Due 2026	€750,000	914,223	985,352	832,351	871,088
			$1,410,391	$1,571,409	$1,327,965	$1,406,397
Debt related to junior subordinated notes
PartnerRe Finance B LLC	Due 2050	$500,000	$494,251	$523,685	$—	$—
PartnerRe Finance II Inc.	Due 2066	$62,484	70,089	61,013	70,089	55,866
			$564,340	$584,698	$70,089	$55,866
Debt			$1,974,731	$2,156,107	$1,398,054	$1,462,263
PartnerRe Finance B LLC and PartnerRe Finance II Inc. (collectively, U.S. finance entities) were utilized to issue U.S. dollar denominated debt while PartnerRe Ireland Finance DAC (Irish finance entity) was formed in order to issue Euro denominated senior notes.
The U.S. finance entities are wholly-owned by PartnerRe U.S. Corporation, a holding company indirectly 100% owned by the Company. The proceeds received by the U.S. finance entities upon issuance of debt were provided to PartnerRe U.S. Corporation in exchange for notes receivable for the same principal and interest terms as the related debt issued externally. The Company determined that the U.S. entities were VIEs; however, the Company was not the primary beneficiary and, as a result, did not consolidate the U.S. finance entities. The intercompany notes payable by PartnerRe U.S. Corporation to the U.S. finance entities are recorded within Debt in the Consolidated Balance Sheets and the related interest as Interest expense in the Consolidated Statements of Operations.
The Irish finance entity is wholly-owned by PartnerRe Holdings Europe Limited, a wholly owned subsidiary of the Company. The proceeds received by the Irish finance entity upon issuance of debt were provided to the Company in exchange for notes receivable, which are eliminated on consolidation, together with the related interest. The Company determined that PartnerRe Ireland Finance DAC is a VIE and the Company is the primary beneficiary. As a result, the debt issued externally has been reflected as Debt in the Consolidated Balance Sheets and the related interest as Interest expense in the Consolidated Statements of Operations.
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
Debt related to junior subordinated notes
In November 2006, PartnerRe Finance II Inc. issued Fixed-to-Floating Rate Junior Subordinated CENts with a principal amount of $250 million and on March 13, 2009, purchased and retired $187 million of this principal amount. On June 5, 2019, an additional $1 million of the principal amount was purchased and retired. As a result, the remaining aggregate principal amount of the CENts as at December 31, 2020 and 2019 was $62 million. In November 2006, PartnerRe U.S. Corporation issued a Fixed-to-Floating Rate promissory note, with a principal amount of $258 million to PartnerRe Finance II Inc. due December 1, 2066. In March 2009, $187 million of the principal amount was extinguished, with an additional $1 million of the principal amount extinguished in June 2019. As a result, the remaining principal amount of the intercompany promissory note as at December 31, 2020 and 2019, which is included in Debt in the Consolidated Balance Sheets, was $70 million.
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
Interest on both the CENts and the promissory note was payable semi-annually through to December 1, 2016 at an annual fixed rate of 6.440% and payable quarterly thereafter until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly. Since December 1, 2016, PartnerRe Finance II Inc. has had the right to defer one or more interest payments for up to ten years to December 1, 2026.
In September 2020, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 4.500% fixed-rate reset junior subordinated notes at par. The net proceeds of the issuance, after consideration of the underwriting expenses, commissions and other expenses, totaled $494 million. Commencing on April 1, 2021, interest on these notes is payable semi-annually at an annual fixed rate of 4.500% until the first reset date on October 1, 2030. From the first reset date, and resetting every five years thereafter, the notes will bear interest at an annual rate equal to the five-year treasury rate plus 3.815%. These junior subordinated notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption outside of a par call period requiring the payment of a make-whole premium. Par call periods occur between April 1 and October 1 in each year in which the interest rate resets. Early redemption prior to October 1, 2025 is subject to the Bermuda Monetary Authority's approval. Unless previously redeemed, the notes mature on October 1, 2050. These notes are ranked as unsecured junior subordinated obligations, and will rank junior in right of payment to all outstanding and future senior indebtedness of PartnerRe Finance B LLC and the Company has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these junior subordinated notes. The Company’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all outstanding and future senior indebtedness of the Company, and equally in right of payment with all future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.

10. Shareholders’ Equity
Authorized Shares
At December 31, 2020 and 2019, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
At December 31, 2020 and 2019, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by EXOR Nederland N.V.
Redeemable Preferred Shares
At December 31, 2020, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, were as follows (in millions of U.S. dollars, except number of shares and percentage amounts):

	Series G	Series H	Series I	Total
Date of issuance	May 2016	May 2016	May 2016
Number of preferred shares outstanding	6,415,264	11,753,798	7,320,574	25,489,636
Annual dividend rate	6.5%	7.25%	5.875%
Underwriting discounts and commissions (1)	$5.4	$9.5	$6.4	$21.3
Aggregate liquidation value, at $25 per share	$160.4	$293.8	$183.0	$637.2

(1)    Underwriting discounts and commissions represent the original amounts paid to issue Series D, E and F shares. These amounts were reallocated on a pro-rata basis between the previously issued and the newly issued shares as a result of the share exchange in May 2016 for $nil consideration described below.
At December 31, 2019, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, also included Series F preferred shares and totaled 28,169,062.
Following the acquisition by EXOR N.V. (subsequently renamed EXOR Nederland N.V.) in 2016, the Company launched an exchange offer whereby participating preferred shareholders could exchange any or all existing preferred shares for newly issued preferred shares reflecting, subject to certain exceptions, an extended call date of the fifth anniversary from the date of issuance, and a restriction on payment of dividends on common shares declared with respect to any fiscal quarter to an amount not exceeding 67% of net income during such fiscal quarter until December 31, 2020, when the restriction expired. As a result of the exchange offer, the Company cancelled the Series D, E and F preferred shares tendered in the exchange offer. Non-tendered preferred shares not exchanged and the new Series G, H and I preferred shares remained outstanding and continued to be listed on the NYSE. The terms of the newly issued preferred shares would otherwise remain identical in all material respects to the Company’s existing preferred shares, which are described below.
The redemption price of all preferred shares is $25 per share plus accrued and unpaid dividends. In the event of liquidation of the Company, the preferred shares rank on parity with each other, but rank senior to the common shares, and the holders of the preferred shares would receive a distribution of $25 per share. In addition, upon liquidation, non-cumulative Series I preferred shares would receive any declared but unpaid dividends while the cumulative Series G and H preferred shares would receive any accrued but unpaid dividends.
On October 22, 2020, the Company redeemed 2,679,426 Series F preferred shares at $25 per share for an aggregate liquidation value of $67 million. In addition, unpaid preferred dividends accrued to the redemption date totaling $1 million were paid. In connection with the redemption, the Company recognized a loss of $2 million related to the deferred issuance costs paid upon issuance which were included in Additional paid-in capital related to the Series F preferred shares. There was no additional gain or loss on redemption to recognize as the redemption price and the initial consideration received on the issue of preferred shares were both $25 per share. The loss of $2 million was recognized as a deemed preferred dividend in retained earnings and in determining the Net income attributable to common shareholder.
The Company may redeem each of the Series G, H and I preferred shares on or after May 1, 2021.
Dividends on the Series I preferred shares are non-cumulative and are payable quarterly. Dividends on the Series G and H preferred shares are cumulative from the date of issuance and are payable quarterly in arrears.

11. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory accounting practices. In addition, in accordance with the terms of the merger agreement between the Company and EXOR N.V., subsequent to preferred share exchange (see Note 10), the Company's payment of dividends on common shares declared with respect to any fiscal quarter was restricted to an amount not exceeding 67% of net income per fiscal quarter until December 31, 2020. If the Company did not make aggregate distributions of all of the distributable amounts during any fiscal quarter, such remaining amounts would carryover to be available for dividends in subsequent fiscal quarters, regardless of the Company’s Net income or loss during such subsequent fiscal quarters. This restriction expired on December 31, 2020. At December 31, 2020, given the Company complied with its Bermuda solvency requirements, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2020, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include the elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and capital requirements, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR). The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. At December 31, 2020, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $1,226 million. The reporting deadline for the annual submission is April 30, 2021.
PartnerRe Europe is subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lay down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is April 8, 2021.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited, to the lesser of adjusted net investment income or 10% of its total statutory capital and surplus as of the most recently filed annual statement. The reporting deadline for the annual filing is March 1, 2021.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2021.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2020 are due to be submitted to the relevant regulatory authorities later in 2021, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities. As a result, the comparative figures in the tables below reflect final figures submitted to regulatory authorities for 2019 and 2018.

The statutory net income (loss) of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia for the years ended December 31, 2020, 2019 and 2018 was as follows (in millions of U.S. dollars):

	2020	2019	2018
PartnerRe Bermuda	$(45)	$863	$138
PartnerRe Europe	$237	$188	$1
PartnerRe U.S.	$28	$(106)	$(197)
PartnerRe Asia	$(6)	$17	$(40)
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia at December 31, 2020 and 2019 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda (1)		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia
	2020	2019	2020	2019	2020	2019	2020	2019
Required statutory capital and surplus	$2,386	$2,249	$1,618	$1,535	$1,080	$911	$47	$53
Actual statutory capital and surplus	$5,072	$4,903	$2,417	$2,218	$1,169	$1,080	$249	$211

(1)Required statutory capital and surplus is calculated at the Target Capital Level
In addition to the required statutory capital and surplus requirements for the reinsurance subsidiaries in the table above, the Company is required to assess its solvency capital needs both at a Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor, the Bermuda Monetary Authority is tasked with assessing the financial condition of the Group and coordinates the dissemination of information to other relevant authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law.
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
The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries and branches are subject to tax are Hong Kong, Canada, France, Ireland, Singapore, Switzerland and the U.S.
Income tax returns are open for examination for the tax years 2015-2020 in Hong Kong, 2016-2020 in Canada and Ireland, 2013-2020 in the U.S., 2017-2020 in Singapore, 2019-2020 in Switzerland, and 2018-2020 in France. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Income tax (benefit) expense for the years ended December 31, 2020, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	2020	2019	2018
Current income tax (benefit) expense
U.S.	$(97,155)	$12,899	$(6,872)
Non U.S.	44,764	64,069	33,887
Total current income tax (benefit) expense	$(52,391)	$76,968	$27,015
Deferred income tax expense (benefit)
U.S.	$60,932	$(25,850)	$(40,318)
Non U.S.	(25,560)	4,268	3,256
Total deferred income tax expense (benefit)	$35,372	$(21,582)	$(37,062)
Unrecognized tax expense (benefit)
U.S.	$—	$—	$—
Non U.S.	3,928	(2,850)	1,113
Total unrecognized tax expense (benefit)	$3,928	$(2,850)	$1,113
Total income tax (benefit) expense
U.S.	$(36,223)	$(12,951)	$(47,190)
Non U.S.	23,132	65,487	38,256
Total income tax (benefit) expense	$(13,091)	$52,536	$(8,934)
Income (loss) before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income (loss) before taxes was as follows for the years ended December 31, 2020, 2019 and 2018 (in thousands of U.S. dollars):

	2020	2019	2018
Domestic (Bermuda)	$3,894	$715,912	$33,759
Foreign	237,204	273,372	(128,687)
Income (loss) before taxes	$241,098	$989,284	$(94,928)

Reconciliation of effective tax rate (% of income (loss) before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	15.5	6.5	14.3
Impact of foreign exchange gains or losses	(8.1)	(0.5)	(4.2)
Unrecognized tax expense (benefit)	1.6	0.2	(1.2)
Tax-exempt income and expenses not deductible	(1.4)	(0.6)	7.3
Foreign branch tax	(3.3)	(1.2)	(4.1)
Valuation allowance	3.4	0.7	(12.3)
Outside basis difference in subsidiary	—	—	6.7
Other	(13.1)	0.2	2.9
Actual tax rate	(5.4)%	5.3%	9.4%
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The Company did not make use of any direct support measures. It was only the Company’s U.S. subsidiaries that benefited from the CARES Act through the passage of modified tax loss carry-back rules that allow losses to be carried back to years with a higher tax rate. As a result, the Company’s U.S. subsidiaries realized a tax benefit of $35 million (or a reduction of 14.4 points on the effective tax rate) for the year ended December 31, 2020, which is included in Other in the table above.
On September 1, 2019, the Canton of Zurich, Switzerland enacted legislation to reduce the current corporate income tax rate from 21.15% to 19.7% in 2021. As a result, deferred tax assets and liabilities in Switzerland were revalued at December 31, 2019, resulting in an income tax benefit of $6 million (or a reduction of 0.6 points on the effective tax rate) for the year ended December 31, 2019, which is included in Other in the table above.

The components of net tax assets and liabilities at December 31, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	December 31, 2020	December 31, 2019
Net tax assets	$182,077	$179,813
Net tax liabilities	(131,621)	(135,966)
Net tax assets	$50,456	$43,847

	December 31, 2020	December 31, 2019
Net current tax assets	$112,992	$65,000
Net deferred tax liabilities	(52,263)	(15,464)
Net unrecognized tax benefit	(10,273)	(5,689)
Net tax assets	$50,456	$43,847
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	December 31, 2020	December 31, 2019
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$11,741	$15,924
Foreign tax credit carryforwards	198,263	173,936
Tax loss carryforwards	57,485	80,523
Unearned premiums	34,760	37,226
Unrealized appreciation and timing differences on foreign exchange revaluations	20,493	—
Other deferred tax assets	42,754	50,738
	$365,496	$358,347
Valuation allowance	(211,167)	(186,907)
Deferred tax assets	$154,329	$171,440
Deferred tax liabilities
Deferred acquisition costs	$67,850	$64,140
Goodwill and other intangibles	58,224	61,773
Equalization reserves	7,366	6,416
Unrealized appreciation and timing differences on investments	46,389	26,752
Unrealized appreciation and timing differences on foreign exchange revaluations	—	18,830
Other deferred tax liabilities	26,763	8,993
Deferred tax liabilities	$206,592	$186,904
Net deferred tax liabilities	$(52,263)	$(15,464)
Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2020 relates to a foreign tax credit carryforward of $198 million in Ireland, and net deferred tax assets of $3 million in Canada, $3 million in the United Kingdom and $7 million in the United States. The valuation allowance recorded at December 31, 2019 related to a foreign tax credit carryforward of $174 million in Ireland, net deferred tax assets of $5 million in Canada and $8 million in the United States.
At December 31, 2020, the deferred tax assets included tax loss carryforwards (after valuation allowance) of $23 million in Singapore, $2 million in Hong Kong and $13 million in France that can be carried forward for an unlimited period of time. At December 31, 2019, the deferred tax assets (after valuation allowance) included tax loss carryforwards of $18 million in Singapore and $2 million in Hong Kong that can be carried forward for an unlimited period of time and $52 million in the United States that predominantly related to non-life taxable losses, which were fully utilized in 2020.

The total amount of unrecognized tax benefits for the years ended December 31, 2020, 2019 and 2018 was as follows (in thousands of U.S. dollars):

	January 1, 2020	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2020
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$4,185	$1,415	$—	$—	$480	$6,080
Interest and penalties recognized on the above	1,504	2,455	—	—	234	4,193
Total unrecognized tax benefits, including interest and penalties	$5,689	$3,870	$—	$—	$714	$10,273

	January 1, 2019	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2019
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$6,639	$(3,560)	$1,258	$—	$(152)	$4,185
Interest and penalties recognized on the above	2,104	(669)	121	—	(52)	1,504
Total unrecognized tax benefits, including interest and penalties	$8,743	$(4,229)	$1,379	$—	$(204)	$5,689

	January 1, 2018	Changes in tax positions taken during a prior year	Tax positions taken during the current year	Change as a result of a lapse of the statute of limitations	Impact of the change in foreign currency exchange rates	December 31, 2018
Unrecognized tax benefits that, if recognized, would impact the effective tax rate	$6,460	$73	$346	$—	$(240)	$6,639
Interest and penalties recognized on the above	1,481	691	—	—	(68)	2,104
Total unrecognized tax benefits, including interest and penalties	$7,941	$764	$346	$—	$(308)	$8,743
For the years ended December 31, 2020, 2019 and 2018, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as Income tax expense (benefit) in the Consolidated Statements of Operations.
At December 31, 2020, an unrecognized tax benefit of $5 million is reasonably expected to reverse within twelve months.
13. Share-Based Incentives
During 2017, the Company designated a new class of voting Class B shares. Class B shares can either be purchased by or granted to certain executives or non-executive directors of the Company at the discretion of the Company in line with the provisions set out in the Certificate of Designation, or any sub-plan or addendum thereto.
Grants can be made by the Company twice per year as of March 1 or September 1. The number of shares granted is determined based on a long-term incentive (LTI) award amount divided by the latest U.S. GAAP book value (or common shareholder's equity) per share published as of either December 31 or June 30. As a result, Class B shares with a grant date of March 1 are based on the U.S. GAAP book value as of the December 31 valuation date, while Class B shares with a grant date of September 1 are based on the U.S. GAAP book value as of the June 30 valuation date. The granted shares may be issued net of share equivalent to settle related withholding taxes, where applicable.

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
Unrestricted Class B shares can be purchased based on the latest U.S. GAAP book value as of the applicable valuation date. Unrestricted Class B shares can be transferred or sold back to the Company, subject to any applicable restrictions as per the Certificate of Designation, at the option of the shareholder. The notices of grant require that, once the restriction period has expired, the employee can only sell or transfer the Class B shares back to the Company provided the employee continues to hold shares in the amount of a minimum of four times their gross annual long-term incentive target value, unless otherwise agreed in writing.
The Class B shares are accounted for as liabilities, with $15 million and $13 million included in Accounts payable, accrued expense and other in the Consolidated Balance Sheets at December 31, 2020 and 2019, respectively. The compensation expense related to Class B awards for the years ended December 31, 2020, 2019 and 2018 was $11 million, $10 million, and $4 million, respectively, included in Other expenses in the Company's Consolidated Statement of Operations.
During 2020, there were repurchases by the Company of $11 million, which included $6 million restricted Class B shares and $5 million unrestricted Class B shares. During 2019, there were repurchases by the Company of $13 million, which included $6 million restricted Class B shares and $7 million unrestricted Class B shares.
The following table provides an activity summary of the Company's restricted and unrestricted Class B shares outstanding:

	Restricted Class B shares	Unrestricted Class B shares	Total Class B shares
Outstanding December 31, 2018	161,810	183,834	345,644
Granted	117,929	—	117,929
Purchased	—	18,875	18,875
Repurchased	(100,407)	(100,273)	(200,680)
Outstanding December 31, 2019	179,332	102,436	281,768
Granted	167,202	—	167,202
Purchased	—	38,838	38,838
Repurchased	(129,583)	(83,561)	(213,144)
Expiration of restricted period	(27,785)	27,785	—
Outstanding December 31, 2020	189,166	85,498	274,664
14. Retirement Benefit Arrangements
For employee retirement benefits, the Company maintains certain defined contribution plans and other active and frozen defined benefit plans. The majority of the defined benefit obligation at December 31, 2020 relates to a hybrid plan accounted for as a defined benefit plan under U.S. GAAP for the Company’s Zurich office employees (the Zurich Plan).
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
The Company incurred expenses for these defined contribution arrangements of $13 million for the years ended December 31, 2020, 2019 and 2018, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.

Active Defined Benefit Plan
The Company maintains the Zurich Plan, which is classified as a hybrid plan and accounted for as a defined benefit plan under U.S. GAAP. At December 31, 2020 and 2019, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2020	2019
Underfunded pension obligation at beginning of year	$44,442	$37,105
Change in pension obligation
Service cost	$10,961	$8,619
Interest cost	520	1,584
Plan participants’ contributions	4,056	3,604
Actuarial loss	12,023	18,286
Plan amendments	—	3,551
Benefits paid	(3,910)	(2,352)
Foreign currency adjustments	20,550	2,828
Change in pension obligation	$44,200	$36,120
Change in fair value of plan assets
Actual return on plan assets	2,820	18,140
Employer contributions	7,941	7,193
Plan participants’ contributions	4,056	3,604
Benefits paid	(3,910)	(2,352)
Foreign currency adjustments	15,685	2,198
Change in fair value of plan assets	$26,592	$28,783
Underfunded pension obligation at end of year	$62,050	$44,442
Additional information:
Projected benefit obligation at end of year (1)	$242,112	$197,912
Fair value of plan assets at end of year	$180,062	$153,470
Underfunded pension obligation at end of year	$62,050	$44,442
Accumulated pension obligation at end of year (2)	$231,419	$189,089

(1) Represents the actuarial present value of all benefits attributed to employee service rendered to December 31, measured using assumptions as to future compensation levels
(2) Represents the actuarial present value of benefits (whether vested or non-vested) attributed to employee service rendered and compensation to December 31, with no assumption about future compensation levels
At December 31, 2020 and 2019, the underfunded pension obligation of $62 million and $44 million, respectively, was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The amounts included in Accumulated other comprehensive loss at December 31, 2020 and 2019 were cumulative losses of $30 million (net of $8 million of taxes) and $16 million (net of $4 million of taxes), respectively.
The net periodic benefit cost reported in Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018 was $5 million, $5 million and $10 million, respectively.
The projected benefit obligation increased by $44 million during 2020, driven primarily by $21 million in foreign currency adjustments due to changes in the value of the Swiss Franc during the year. The projected benefit obligation also increased in 2020 due to an increase in new members and a decrease in the discount rate applied to the obligation. The increase in the projected benefit obligation was offset by an increase in the fair value of plan assets of $27 million, due primarily to $16 million in foreign currency adjustments and $8 million in employer contributions. In 2019 the increase in the projected benefit obligation was driven by a decrease in the discount rate applied to the obligation. The increase in the projected benefit obligation was offset by an increase in the fair value of plan assets due primarily to the actual return on plan assets.

The investment strategy for the plan is to achieve a consistent long-term return, which will provide sufficient funding for future pension obligations while limiting risk. The expected long-term rate of return on plan assets is based on the expected asset allocation and assumptions concerning long-term interest rates, inflation rates and risk premiums for equities above the risk-free rates of return. These assumptions take into consideration historical long-term rates of return for the relevant asset categories. The investment strategy is reviewed regularly.
On January 1, 2019, the Zurich Plan moved from a fully insured scheme with a guaranteed level of return to a partially insured scheme, both under the same pension provider (AXA Winterthur), participating in a single investment pool. On the set-up of the new partially insured plan, a coverage ratio of approximately 111% was applied to the assets to reflect the change from the fully insured to the partially insured scheme. As at December 31, 2020 and 2019, the coverage ratio was 112% and 115%, respectively, based on the performance of the assets. The actual return on plan assets for the years ended December 31, 2020 and 2019 was $3 million and $18 million. For 2019, the actual return on plan assets included $5 million recognized in net income and a $13 million reduction of the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet primarily related to the one-time impact of transitioning to the new scheme.
The fair value of the Zurich Plan’s assets, comprised of an investment pool of funds and including cash, at December 31, 2020 and 2019 was $180 million and $153 million, respectively. The partially insured funds comprise the accumulated pension plan contributions and investment returns thereon. These funds meet the definition of Level 2 inputs of the fair value hierarchy as defined in Note 3(a).
A transition group of pensioners elected to remain under the previous pension arrangement. This resulted in a plan amendment of $4 million which increased the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet as at December 31, 2019. This amount is amortized into net income over the remaining years of service of active participants.
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2020, 2019 and 2018 were as follows:

	2020		2019		2018
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	0.10%	0.25%	0.25%	1.00%	1.00%	0.75%
Interest crediting rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Expected long-term return on plan assets	—	3.50%	—	3.50%	—	0.75%
Rate of compensation increase	2.00%	2.00%	2.00%	2.00%	2.25%	2.25%
At December 31, 2020, estimated employer contributions to be paid in 2021 related to the Zurich Plan were $8 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2021	$8,040
2022	$7,478
2023	$8,351
2024	$8,727
2025	$9,289
2026 to 2029	$52,579

15. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and government sponsored enterprises, and other highly rated non-U.S. sovereign governments’ and supranational organizations’ securities. At December 31, 2020, other than the U.S. and Canadian governments and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. At December 31, 2020, the Company held fixed maturity investments in the Canadian government of $776 million. At December 31, 2019, other than the U.S. government and government sponsored enterprises and the World Bank, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. The investment in World Bank at December 31, 2019 totaled $1,110 million and was categorized as a Non-U.S. sovereign government, supranational and government related within Fixed maturities on the Consolidated Balance Sheet. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
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
The Company has exposure to credit risk related to reinsurance balances receivable, reinsurance recoverable on paid and unpaid losses, funds held by reinsured companies and deposit assets. The credit risk exposure related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process, monitoring of aged receivable balances and, in certain cases, the contractual right to offset amounts payable by the Company to the counterparty against amounts due to the Company from the counterparty.
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing future default for reinsurance balances receivable, the Company evaluates the valuation allowance under the loss rate method and utilizes historic loss activity, adjusted for its assessment of current market conditions and reasonable and supportable forecasts on loss rates. As a result of the adoption and at December 31, 2020, the Company increased its allowance for credit losses by $2 million to $9 million, compared to the $7 million allowance for its reinsurance balances receivable at December 31, 2019. In assessing an allowance for funds held by reinsured companies and deposit assets, the Company considers historical information and the financial strength and credit ratings of counterparties to determine the appropriateness of the allowance. In assessing future default for these balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assessing the current market conditions and reasonable and supportable forecasts for the likelihood of default. As a result of the adoption and at December 31, 2020, the Company recorded an allowance for credit losses of $7 million on its funds held by reinsurance companies and $2 million on its deposit assets. This compared to no allowance for funds held by reinsured companies and deposit assets at December 31, 2019. See Note 8 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
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
The following table summarizes the balances related to the Company's total lease expense and provides supplemental other information related to operating leases for the year ended December 31, 2020 and 2019 (in thousands of U.S. dollars):

	2020		2019
Operating lease costs	$16,403		$15,893
Variable lease costs	724		2,598
Sublease income	(1,194)		(1,515)
Total lease costs	$15,933		$16,976

Other information:
Operating lease right-of-use assets (1)	$64,746		$75,774
Operating lease liabilities (2)	$75,463		$85,777
Operating lease right-of-use assets obtained in exchange for lease obligations, non-cash (3)	$852		$86,157
Operating cash outflows from operating leases	$16,495		$11,305
Weighted-average remaining lease term on operating leases (4)	9.1	Yrs	9.2	Yrs
Weighted-average discount rate on operating leases (5)	2.7%		2.6%

(1) Included in Other assets in the Consolidated Balance Sheets
(2) Included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets
(3) Includes transition amounts related to the adoption of the new lease guidance in 2019
(4) Weighted-average remaining lease term is calculated on the basis of the remaining lease term and the lease liability balance for each lease as of the reporting date
(5) Weighted-average discount rate is calculated on the basis of the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date and the remaining balance of the lease payments for each lease as of the reporting date

The following table shows the contractual maturities of the Company's operating lease liabilities at December 31, 2020 (in thousands of U.S. dollars):

Year	Expected cash flows
2021	$13,211
2022	10,900
2023	10,264
2024	9,179
2025	8,621
2026 to 2038	32,905
Discount	(9,617)
Total discounted operating lease liabilities	$75,463
The Company has additional lease commitments of $30 million related to leases that will not commence until 2021, with contractual lease terms of up to 10 years. As these leases have not yet commenced, the commitments are not included in the maturity table above or in the Consolidated Balance Sheets at December 31, 2020.
(c) Other Agreements
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $38 million, with $27 million and $5 million to be paid during 2021 and 2022, respectively, and the remainder to be paid through 2028.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e)), with unfunded capital commitments. As of December 31, 2020, the Company expects to fund capital commitments totaling $793 million with $318 million, $303 million, $147 million, and $25 million to be paid during 2021, 2022, 2023, and 2024, respectively.
The Company has committed to a 10-year structured letter of credit facility issued by a high credit quality international bank which has a final maturity of December 31, 2024. At December 31, 2020 and 2019, the Company’s participation in the facility was $69 million. At December 31, 2020, the letter of credit facility has not been drawn down and can only be drawn down in the event of certain specific scenarios, which the Company considers remote. Unless canceled by the bank, the credit facility automatically extends for one year, each year until maturity.
In exchange for a fee, the Company has committed to provide statutory reserve support to a third party by funding loans if certain events occur. At December 31, 2020, the Company does not believe that it will be required to provide any funding under this commitment, as the occurrence of the defined events is considered remote.
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
At December 31, 2020, the Company was not a party to any litigation or arbitration that it believes could have a material adverse effect on the financial condition, results of operations or liquidity of the Company. Refer to Note 19 for additional details related to litigation settled after December 31, 2020.

16. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2020, the total amount of such credit facilities available to the Company was approximately $752 million, with the significant facilities as follows:
•$400 million combined credit facility, with the first $100 million being unsecured and any further utilization secured. This credit facility matures each year on November 14, and automatically extends for a further year, unless canceled by either counterparty
•$250 million secured credit facility, that matures on December 31, 2022, and automatically extends for a further year unless canceled by either counterparty
•$100 million secured credit facility, that matures on December 21, 2021, and automatically extends for a further year unless canceled by either counterparty.
Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued for a total of $102 million on an unsecured basis and $508 million on a secured basis at December 31, 2020 in respect of losses and unearned premium reserves. The committed secured credit facilities maintained by the Company are used for the issuance of letters of credit which must be fully secured with either cash, government bonds and/or investment grade bonds.
The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2020, no conditions of default existed under these facilities.
17. Related Party Transactions
During 2020 and 2019, the Company declared and paid to EXOR Nederland N.V. common share dividends totaling $50 million and $199 million, respectively.
In the normal course of its underwriting activities, the Company has entered into reinsurance agreements with companies affiliated with the Company.
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company, including the following:
•In 2018, the Company entered into an agreement with Exor to invest in a newly formed limited partnership, Exor Seeds L.P. At December 31, 2020 and 2019, the carrying value of the Company's investment in the limited partnership was $51 million and $32 million, respectively, with the increase during 2020 and 2019 driven primarily by additional capital contributions. This investment is accounted for using the equity method and is included within Other invested assets in the Consolidated Balance Sheets.
•In 2017, the Company invested $500 million in two Exor managed public equity funds. At December 31, 2020 and 2019, the carrying value of these investments totaled $1,039 million and $948 million, respectively. These investments are recorded at fair value and are included within Equities in the Consolidated Balance Sheets. Net realized and unrealized investment gains related to these funds of $91 million, $385 million, and $12 million were recorded in the Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018, respectively.
•In 2016, the Company purchased a 36% shareholding in Almacantar from Exor. Refer to Note 4(f) for a discussion of the Company's interest in Almacantar.
During the years ended December 31, 2020, 2019 and 2018, the Company was a party to various agreements with Exor whereby Exor provides services in exchange for fees as follows:
•advisory services related to certain real estate investments where the Company paid approximately $310 thousand, $221 thousand and $45 thousand for services rendered in 2020, 2019 and 2018, respectively
•investment advisory services and use of certain office space, where the Company paid $259 thousand, $254 thousand and $273 thousand related to services provided in 2020, 2019 and 2018, respectively
•certain advisory services for a fixed annual fee of $500 thousand in 2020, 2019 and 2018.

Subsequent to year end, the Company entered into a consulting services agreement with Exor Capital LLP effective April 1, 2021 related to certain investments such as alternative fixed income, real estate, public equity and private equity funds as well as co-invest opportunities.
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

The segment results for the years ended December 31, 2020, 2019 and 2018 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2020

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,442	$1,935	$5,377	$1,499	$—	$6,876
Net premiums written	$3,044	$1,782	$4,826	$1,475	$—	$6,301
Decrease in unearned premiums	119	110	229	7	—	236
Net premiums earned	$3,163	$1,892	$5,055	$1,482	$—	$6,537
Losses and loss expenses	(2,389)	(1,628)	(4,017)	(1,318)	—	(5,335)
Acquisition costs	(784)	(470)	(1,254)	(102)	—	(1,356)
Technical result	$(10)	$(206)	$(216)	$62	$—	$(154)
Other (loss) income	(1)	—	(1)	13	1	13
Other expenses	(61)	(26)	(87)	(73)	(196)	(356)
Underwriting result	$(72)	$(232)	$(304)	$2	n/a	$(497)
Net investment income				68	293	361
Allocated underwriting result				$70	n/a	n/a
Net realized and unrealized investment gains					454	454
Interest expense					(39)	(39)
Amortization of intangible assets					(10)	(10)
Net foreign exchange losses					(52)	(52)
Income tax benefit					13	13
Interest in earnings of equity method investments					24	24
Net income					n/a	$254
Loss ratio (1)	75.5%	86.0%	79.5%
Acquisition ratio (2)	24.8	24.8	24.8
Technical ratio (3)	100.3%	110.8%	104.3%
Other expense ratio (4)	1.9	1.4	1.7
Combined ratio (5)	102.2%	112.2%	106.0%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Segment Information
For the year ended December 31, 2019

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,579	$2,213	$5,792	$1,493	$—	$7,285
Net premiums written	$3,302	$2,137	$5,439	$1,470	$—	$6,909
Increase in unearned premiums	(231)	(150)	(381)	(3)	—	(384)
Net premiums earned	$3,071	$1,987	$5,058	$1,467	$—	$6,525
Losses and loss expenses	(2,167)	(1,496)	(3,663)	(1,263)	3	(4,923)
Acquisition costs	(783)	(523)	(1,306)	(149)	—	(1,455)
Technical result	$121	$(32)	$89	$55	$3	$147
Other (loss) income	(1)	—	(1)	15	1	15
Other expenses	(80)	(28)	(108)	(69)	(193)	(370)
Underwriting result	$40	$(60)	$(20)	$1	n/a	$(208)
Net investment income				72	377	449
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					887	887
Interest expense					(40)	(40)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(87)	(87)
Income tax expense					(53)	(53)
Interest in earnings of equity method investments					16	16
Net income					n/a	$937
Loss ratio	70.6%	75.3%	72.4%
Acquisition ratio	25.5	26.3	25.8
Technical ratio	96.1%	101.6%	98.2%
Other expense ratio	2.6	1.4	2.1
Combined ratio	98.7%	103.0%	100.3%

Segment Information
For the year ended December 31, 2018

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,015	$2,050	$5,065	$1,235	$—	$6,300
Net premiums written	$2,722	$1,870	$4,592	$1,211	$—	$5,803
(Increase) decrease in unearned premiums	(187)	(103)	(290)	1	—	(289)
Net premiums earned	$2,535	$1,767	$4,302	$1,212	$—	$5,514
Losses and loss expenses	(2,073)	(1,096)	(3,169)	(1,025)	—	(4,194)
Acquisition costs	(606)	(502)	(1,108)	(129)	—	(1,237)
Technical result	$(144)	$169	$25	$58	$—	$83
Other income	30	—	30	13	7	50
Other expenses	(75)	(27)	(102)	(51)	(153)	(306)
Underwriting result	$(189)	$142	$(47)	$20	n/a	$(173)
Net investment income				66	350	416
Allocated underwriting result				$86	n/a	n/a
Net realized and unrealized investment losses					(390)	(390)
Interest expense					(43)	(43)
Amortization of intangible assets					(35)	(35)
Net foreign exchange gains					119	119
Income tax benefit					9	9
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(86)
Loss ratio	81.8%	62.0%	73.7%
Acquisition ratio	23.9	28.4	25.8
Technical ratio	105.7%	90.4%	99.5%
Other expense ratio	3.0	1.5	2.4
Combined ratio	108.7%	91.9%	101.9%

 The following table provides the geographic distribution of gross premiums written by region for the years ended December 31, 2020, 2019 and 2018 (in millions of U.S. dollars, except percentages):

	2020		2019		2018
North America	$3,794	55%	$3,752	51%	$2,929	47%
Europe	1,921	28	2,155	30	2,152	34
Asia, Australia and New Zealand	806	12	835	11	699	11
Latin America and the Caribbean	220	3	264	4	260	4
Middle East, Africa, Russia and the Commonwealth of Independent States (CIS)	135	2	279	4	260	4
Total	$6,876	100%	$7,285	100%	$6,300	100%

The following table provides the gross premiums written by segment and line of business for the years ended December 31, 2020, 2019 and 2018 (in millions of U.S. dollars, except percentages):

	2020	2019	2018
P&C
Casualty	$1,430	$1,394	$1,052
Property	641	644	615
Catastrophe	545	537	478
U.S. health	379	391	405
Multiline and other	289	213	157
Motor	158	400	308
Total P&C	$3,442	$3,579	$3,015
Specialty
Financial risks	$568	$587	$549
Agriculture	468	483	506
Aviation and space	219	286	228
Energy	192	183	79
Property	173	151	112
Multiline and other	152	276	307
Marine	142	132	103
Engineering	17	102	124
Casualty	4	13	42
Total Specialty	$1,935	$2,213	$2,050
Life and Health	$1,499	$1,493	$1,235
Total	$6,876	$7,285	$6,300
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 4% of total gross premiums written during each of the years ended December 31, 2020, 2019 and 2018.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2020, 2019 and 2018, as follows:

	2020	2019	2018
Marsh (including Guy Carpenter)	30%	28%	22%
Aon Group (including the Benfield Group)	21%	22%	22%
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2020, 2019 and 2018:

	2020	2019	2018
P&C	64%	60%	53%
Specialty	64%	62%	52%
Life and Health	6%	8%	11%
19. Subsequent Events
In March 2019, a cedant (“the Cedant”) brought a motion for a declaratory judgment against the Company seeking a declaration that the Cedant had properly exercised its right, pursuant to an agreement between the parties, to recapture certain portfolios of life reinsurance contracts that the Cedant had retroceded to the Company. In February 2021, the Company reached a settlement with the Cedant. The Company determined that no accrual for a contingent liability was required at December 31, 2020.
In February 2021, winter storm Uri brought freezing temperatures, snow and widespread power outages across Texas, U.S., causing severe damage. The Company has exposure to this event and is currently assessing its potential claims, but information as of February 25, 2021 is not sufficient to arrive at a reasonable estimate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of reserve for incurred but not reported - Non-Life reserves
Description of the Matter
At December 31, 2020, the liability for incurred but not reported (IBNR) claim reserves, including additional case reserves (ACR) for the non-life segments (collectively referred to as IBNR claim reserves), represented $6,748,688 thousand of the total $11,395,321 thousand of non-life reserves. As disclosed in Notes 2 and 7 of the consolidated financial statements, the loss and loss adjustment expense reserves represent management’s estimate of the ultimate liability for claims that have been reported, claims that have been incurred but not reported, and expenses associated with processing and settling claims. IBNR claim reserves include amounts for losses incurred but not yet reported to the Company and additional case reserves when the Company’s loss estimate is higher than that reported by the cedants.
There is significant uncertainty inherent in determining management’s estimate of the ultimate cost of all claims that have occurred which is used to determine the incurred but not reported reserves. Such ultimates are estimated by management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates are determined based upon industry experience and management’s judgment. The estimate is particularly sensitive to the preliminary nature of the information available, the magnitude and relative infrequency of the events, the expected duration of the respective claims development period, inadequacies in the data provided to the relevant date by industry participants and the potential for further reporting lags or insufficiencies; and in certain large events, significant uncertainty as to the form of the claims and legal issues under the relevant terms of insurance and reinsurance contracts.
Auditing management’s estimate for IBNR claim reserves was complex and required the involvement of our actuarial specialists due to the high degree of subjectivity inherent in management’s methods and assumptions used in the calculations which have a significant effect on the valuation of the reserves.

How We Addressed the Matter in Our Audit
We obtained an understanding of the estimation process for IBNR claim reserves. This included, among others, understanding management’s process over the actuarial methods and assumptions selected to determine their recorded estimate.
To test the IBNR claim reserves our audit procedures included, among others, utilizing the assistance of our actuarial specialists. Our actuarial specialists evaluated the selection of standard reserving methods applied, considering the methods used in prior periods and those applied in the broader reinsurance industry. To evaluate the significant assumptions used by management in their actuarial methods we compared the significant assumptions, including the severity of industry losses by event and development patterns, to current industry benchmarks such as incurred to ultimate loss ratios and industry loss levels, specifically for the catastrophe events. We developed a range of reasonable reserve estimates including performing independent projections for a significant portion of the Company’s classes of business and compared the range of reserve estimates to the Company’s recorded claims and claim expense reserves.

Valuation of life and health reserves
Description of the Matter
At December 31, 2020, life and health reserves were $2,704,229 thousand. As disclosed in Notes 2 and 7 of the consolidated financial statements, life and health reserves represent information reported by ceding companies, supplemented by management’s actuarial estimates for life reserves including assumptions for mortality, morbidity, critical illness, persistency and future investment income and for health reserves including assumptions for the completion factors and loss ratio picks.
Auditing management’s estimate for life and health reserves was complex and required the involvement of our actuarial specialists due to the high degree of subjectivity inherent in management’s methods and assumptions used in the calculations which have a significant effect on the valuation of the reserves.

How We Addressed the Matter in Our Audit
We obtained an understanding over the process to estimate the life and health reserves. This included, among others, understanding management’s process over the actuarial methods and assumptions selected to determine their recorded estimate for life and health reserves.
To test the life and health reserves, our audit procedures included, among others, utilizing the assistance of actuarial specialists. Our actuarial specialists evaluated the selection of standard reserving methods applied, considering the methods used in prior periods and those applied in the broader reinsurance industry. To assess the significant assumptions used by management, we compared the significant assumptions noted above to historical experience, observable market data or management’s estimates of prospective changes in these assumptions and reviewed management’s actual vs expected analysis. For the life business, we also independently recalculated the reserves for a sample of policies for certain lines of business, which we compared to the reserves calculated by management and reviewed the Company’s loss recognition testing, including the assumptions used in the test, the calculation and the results. For the health business, we also performed a hindsight analysis on selected portfolios within the health reserves business.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.
We have served as the Company‘s auditor since 2016.
Hamilton, Bermuda
February 25, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of PartnerRe Ltd.
We have audited the consolidated financial statements of PartnerRe Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, and for each of the three years in the period ended December 31, 2020, and have issued our report thereon dated February 25, 2021 (included elsewhere in this Annual Report on Form 20-F). Our audits of the consolidated financial statements included the financial statement schedules listed in Item 18 of this Form 20-F (the “schedules”). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s schedules, based on our audits.
In our opinion, the schedules present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
February 25, 2021

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2020
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1)	Fair Value	Amount at which shown in the balance sheet
Fixed maturities
U.S. government and government sponsored enterprises	$2,386,579	$2,409,540	$2,409,540
U.S. states, territories and municipalities	110,155	137,968	137,968
Non-U.S. sovereign government, supranational and government related	2,076,962	2,180,762	2,180,762
Corporate bonds	3,185,741	3,341,854	3,341,854
Asset-backed securities	17,537	17,528	17,528
Residential mortgage-backed securities	4,564,926	4,698,728	4,698,728
Other mortgage-backed securities	37	—	—
Fixed maturities	$12,341,937	$12,786,380	$12,786,380
Equities
Common stocks
Banks, trust and insurance companies	$2,727	$3,646	$3,646
Industrial, miscellaneous and all other	798,966	1,449,924	1,449,924
Nonredeemable preferred stocks	45,373	42,871	42,871
Equities	$847,066	$1,496,441	$1,496,441
Short-term investments	$416,059	$416,350	$416,350
Other invested assets (2)		$2,068,235	$2,967,738
Investments in real estate (3)		$—	$67,980
Total		$16,767,406	$17,734,889

(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.
(2)Other invested assets shown in the Consolidated Balance Sheets in Item 18 also includes the Company’s investments accounted for using the equity method of accounting of $900 million.
(3)Investments in real estate are carried at original cost less any impairments.

SCHEDULE II
PartnerRe Ltd.
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2020	December 31, 2019
Assets
Fixed maturities, at fair value (amortized cost: 2020, $517,294; 2019, $56,096)	$519,967	$58,161
Short-term investments, at fair value (amortized cost: 2020, $nil; 2019, $3,993)	—	3,993
Cash and cash equivalents	10,020	4,512
Investments in subsidiaries	9,291,985	8,896,352
Intercompany loans and balances receivable	21,559	219,815
Other	11,443	4,422
Total assets	$9,854,974	$9,187,255

Liabilities
Intercompany loans and balances payable (1)	$2,490,500	$1,884,499
Accounts payable, accrued expenses and other	37,477	32,587
Total liabilities	2,527,977	1,917,086

Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2020, 25,489,636 shares; 2019, 28,169,062 shares; aggregate liquidation value: 2020, $637,241; 2019, $704,227)	25,490	28,169
Additional paid-in capital	2,334,564	2,396,530
Accumulated other comprehensive loss	(96,005)	(75,925)
Retained earnings	5,062,948	4,921,395
Total shareholders’ equity	7,326,997	7,270,169
Total liabilities and shareholders’ equity	$9,854,974	$9,187,255

(1)The parent has fully and unconditionally guaranteed on a subordinated basis all obligations of PartnerRe Finance II Inc. and PartnerRe Finance B, both indirect 100% owned finance subsidiaries of the parent, related to the remaining $62 million aggregate principal amount of 6.440% Fixed-to-Floating Rate junior subordinated CENts and $500 million aggregate principal amount of 4.500% Fixed-Rate Reset junior subordinated notes, respectively. The parent’s obligations under these guarantees are unsecured and rank junior in priority of payments to the parent’s senior notes.
The parent has fully and unconditionally guaranteed all obligations of PartnerRe Finance B and PartnerRe Finance Ireland DAC, direct 100% owned subsidiary of the parent, related to the issuance of the 3.700% senior notes and 1.250% senior notes, respectively. The parent’s obligations under these guarantees are senior and unsecured and rank equally with all other senior unsecured indebtedness of the parent.

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Operations and Comprehensive Income (Loss) —Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Revenues
Net investment income	$2,094	$1,620	$1,844
Interest income on intercompany loans	—	12,215	13,015
Net realized and unrealized investment gains (losses)	641	2,594	(1,632)
Other income (loss)	113	112	(6,778)
Total revenues	2,848	16,541	6,449
Expenses
Other expenses	53,458	51,115	25,792
Interest expense on intercompany loans	17,188	14,757	15,041
Net foreign exchange losses (gains)	82,986	(26,885)	(50,276)
Total expenses	153,632	38,987	(9,443)
(Loss) income before equity in net income (loss) of subsidiaries	(150,784)	(22,446)	15,892
Equity in net income (loss) of subsidiaries	404,973	959,194	(101,886)
Net income (loss)	254,189	936,748	(85,994)
Preferred dividends	45,990	46,416	46,416
Loss on redemption of preferred shares	2,341	—	—
Net income (loss) attributable to common shareholder	$205,858	$890,332	$(132,410)
Comprehensive income (loss)
Net income (loss)	$254,189	$936,748	$(85,994)
Other comprehensive (loss) income	(20,080)	62,709	(48,353)
Comprehensive income (loss)	$234,109	$999,457	$(134,347)

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2020	December 31, 2019	December 31, 2018
Cash flows from operating activities
Net income (loss)	$254,189	$936,748	$(85,994)
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net (income) loss of subsidiaries	(404,973)	(959,194)	101,886
Other, net	87,789	(17,167)	(29,283)
Net cash used in operating activities	(62,995)	(39,613)	(13,391)
Cash flows from investing activities
Advances to/from subsidiaries, net (1) (2) (3)	73,738	(282,233)	(261,666)
Net issue of intercompany loans receivable and payable (1) (4)	458,489	276,332	299,279
Sales and redemptions of fixed maturities	32,230	72,724	65,025
Sales and redemptions of short-term investments	43,899	2,189	—
Purchases of fixed maturities	(496,139)	(18,621)	(124,932)
Purchases of short-term investments	(39,913)	(6,173)	—
Other, net	(3,987)	(29)	(680)
Net cash provided by (used in) investing activities	68,317	44,189	(22,974)
Net cash used in financing activities (2)	—	—	—
Effect of foreign exchange rate changes on cash	186	(1,145)	10,765
Increase (decrease) in cash and cash equivalents	5,508	3,431	(25,600)
Cash and cash equivalents—beginning of year	4,512	1,081	26,681
Cash and cash equivalents—end of year	$10,020	$4,512	$1,081

(1)During 2020, the parent recorded a non-cash exchange related to a reduction of intercompany loans and balances receivable of $204 million and a corresponding reduction of intercompany loans and balances payable of $204 million. This non-cash transaction has therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.
(2)During 2020, 2019 and 2018, dividends paid to common and preferred shareholders of $96 million, $246 million and $94 million, respectively, were paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable. During 2020, the redemption of Series F preferred shares of $67 million was also paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable. There transactions have therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.
(3)During 2020, the parent recorded a non-cash capital contribution to a subsidiary of $25 million, with a corresponding change to the intercompany balances payable. During 2019, the Parent recorded non-cash dividends received from subsidiaries and non-cash capital contributions to subsidiaries of $979 million and $22 million, respectively, with corresponding changes to the intercompany balances receivable/payable. These non-cash transactions have therefore been excluded from the Condensed Statements of Cash Flows—Parent Company Only.
(4)During 2020, the Company recorded a $458 million loan payable maturing in 2030 with a direct Bermuda subsidiary in exchange for shares of an indirectly owned subsidiary, which were subsequently transferred to another subsidiary in exchange for cash. The cash proceeds were primarily invested in fixed maturities.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Gross Reserves	Unearned Premiums	Other Benefits Payable	Premium Revenue	Net Investment Income (1)	Losses Incurred	Acquisition Costs	Other Expenses (2)	Net Premiums Written
2020
Non-life	$543,416	$11,395,321	$2,257,441	$—	$5,054,529	$ N/A	$4,016,704	$1,254,067	$87,163	$4,825,919
Life and Health	276,555	—	7,773	2,704,229	1,482,297	68,259	1,318,196	102,051	73,105	1,474,939
Corporate and Other	—	—	—	—	—	292,409	—	—	195,379	—
Total	$819,971	$11,395,321	$2,265,214	$2,704,229	$6,536,826	$360,668	$5,334,900	$1,356,118	$355,647	$6,300,858

2019
Non-life	$640,442	$10,357,981	$2,420,009	$—	$5,058,056	$ N/A	$3,662,891	$1,306,388	$107,414	$5,438,807
Life and Health	234,166	—	13,851	2,417,044	1,467,162	71,756	1,263,016	149,074	69,191	1,470,251
Corporate and Other	—	5,402	—	—	—	376,782	(2,751)	—	193,364	—
Total	$874,608	$10,363,383	$2,433,860	$2,417,044	$6,525,218	$448,538	$4,923,156	$1,455,462	$369,969	$6,909,058

2018
Non-life	$553,535	$9,885,913	$2,062,736	$—	$4,301,862	$ N/A	$3,168,647	$1,107,760	$102,397	$4,592,282
Life and Health	189,511	—	10,217	2,198,080	1,211,948	65,567	1,024,608	129,704	51,055	1,211,082
Corporate and Other	—	9,463	—	—	—	350,354	—	—	152,116	—
Total	$743,046	$9,895,376	$2,072,953	$2,198,080	$5,513,810	$415,921	$4,193,255	$1,237,464	$305,568	$5,803,364

(1)Because the Company does not manage its assets by segment, net investment income is not allocated to the Non-life business of the reinsurance operations. However, because of the interest-sensitive nature of some of the Company’s Life products, net investment income is considered in management’s assessment of the profitability of the Life and Health segment.
(2)Other expenses are a component of underwriting result for the Non-life business and Life and Health segment as the Company allocates certain other expenses to its operating segments that vary with business written.

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2020
Life reinsurance in force (1)	$—	$18,764,660	$398,443,383	$379,678,723	105%
Premiums earned
Life	$—	$23,522	$1,483,298	$1,459,776	102%
Accident and health	—	—	22,521	22,521	100%
P&C (2)	269,691	516,672	5,301,510	5,054,529	105%
Total premiums	$269,691	$540,194	$6,807,329	$6,536,826	104%

2019
Life reinsurance in force (1)	$—	$17,632,050	$359,376,352	$341,744,302	105%
Premiums earned
Life	$—	$22,559	$1,427,723	$1,405,164	102%
Accident and health	—	—	61,998	61,998	100%
P&C (2)	275,923	375,301	5,157,434	5,058,056	102%
Total premiums	$275,923	$397,860	$6,647,155	$6,525,218	102%

2018
Life reinsurance in force (1)	$—	$16,349,433	$349,064,323	$332,714,890	105%
Premiums earned
Life	$—	$24,025	$1,184,604	$1,160,579	102%
Accident and health	—	—	51,369	51,369	100%
P&C (2)	248,501	450,096	4,503,457	4,301,862	105%
Total premiums	$248,501	$474,121	$5,739,430	$5,513,810	104%

(1) Life reinsurance in force excludes products that do not pass risk transfer.
(2) P&C includes Specialty and U.S. health premiums.

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations (1)
For the years ended December 31, 2020, 2019 and 2018
(Expressed in thousands of U.S. dollars)

					Losses and Loss Expenses Incurred Related to (2)
Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Current year	Prior year	Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2020	$543,416	$11,395,321	$2,257,441	$5,054,529	$3,945,248	$71,456	$1,254,067	$3,232,604	$4,825,919
2019	$640,442	$10,363,383	$2,420,009	$5,058,056	$3,716,988	$(56,848)	$1,306,388	$3,090,670	$5,438,807
2018	$553,535	$9,895,376	$2,062,736	$4,301,862	$3,417,366	$(248,719)	$1,107,760	$2,921,987	$4,592,282

(1) Includes the Company's P&C and Specialty segments.
(2) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.	20-F	1.2	March 2, 2020	001-14536
2.1	Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares	8-K	4.1	May 3, 2016	001-14536
2.2	Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares	8-K	4.2	May 3, 2016	001-14536
2.3	Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares	8-K	4.3	May 3, 2016	001-14536
2.4	Certificate of Designation of Class B Common Shares	20-F	2.8	March 14, 2018	001-14536
2.5.1	Junior Subordinated Indenture dated November 7, 2006 among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York.	8-K	4.1	November 7, 2006	001-14536
2.5.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.6.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.6.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.7.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.7.2	Second Supplemental Indenture, dated as of June 19, 2019, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	June 19, 2019	001-14536
2.8.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.8.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	June 19, 2019	001-14536
2.9.1	Deed of covenant made on 15 September 2016 by PartnerRe Ireland Finance DAC in favour of the account holders or participants of Clearstream Banking S.A. and/or Euroclear Bank S.A./N.V.	20-F	2.10.1	March 2, 2020	001-14536
2.9.2	Guarantee agreement by PartnerRe Ltd. of the obligations of PartnerRe Ireland Finance DAC under (i) the €750,000,000 1.25 per cent. Guaranteed Notes due 15 September 2026	20-F	2.10.2	March 2, 2020	001-14536
2.9.3	Agency agreement dated 15 September 2016 between PartnerRe Ltd., PartnerRe Ireland Finance DAC and BNP Paribas Securities Services	20-F	2.10.3	March 2, 2020	001-14536
2.10.1	Subordinated Debt Securities Indenture, dated as of September 22, 2020 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	September 22, 2020	001-14536

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
2.10.2	First Supplemental Subordinated Debt Securities Indenture, dated as of September 22, 2020, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	September 22, 2020	001-14536
2.11.1	Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.3	September 22, 2020	001-14536
2.11.2	First Supplemental Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.4	September 22, 2020	001-14536
2.12	Description of Securities					X
4.1	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Jacques Bonneau, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Nicolas Burnet, Chief Financial Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Jacques Bonneau, Chief Executive Officer, and Nicolas Burnet, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Consent of Independent Registered Public Accounting Firm					X
101.1	The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2020 formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.					X
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ NICOLAS BURNET
Name:	Nicolas Burnet
Title:	Executive Vice President and Chief Financial Officer