Form 20-F
period 2021-12-31
PARTNERRE LTD
filed 2022-03-02
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
____________________________________
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
4.875% Series J Fixed Rate Non-Cumulative Preferred Shares, $1.00 par value	PRE-J	New York Stock Exchange
Securities registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
_________________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares, 222,659 Class B common shares and 9,445 Class C common shares.
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
A. [Reserved]
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (the “Board”), and the related approved limits and actual limits deployed, at December 31, 2021 and 2020 are presented in the Risk Management section below in Item 4.B.
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
•In the event of an economic downturn resulting from COVID-19, such downturn has the potential to cause elevated numbers of claims and increases in claims sizes for the insurance and reinsurance industry as a whole. Among other things, we incurred losses attributable to business interruption and event cancellation related coverages and life and health business as a direct result of COVID-19 and the related effects of the economic downturn. For information relating to the net impact of COVID-19 related losses on our underwriting result for the year ended December 31, 2021, refer to Operating and Financial Review and Prospects section in Item 5 of this report. In addition, in the future, we may be exposed to claims relating to COVID-19 and indirect exposures arising from the economic impacts;
•Ultimate losses from COVID-19 related claims could be greater than our reserves for those losses;
•Reduced access to capital, if needed, and the cost of external capital could be elevated;
•Increased claims, losses, litigation and related expenses. For example, there are currently litigation claims both in the U.S. and globally challenging whether insurers (and, by consequence, reinsurers) should be responsible for business interruption losses from insured's policies caused by COVID-19, notwithstanding the requirement of "physical loss or damage" and other policy limitations and exclusions. Litigation relating to business interruption coverage has been brought against insurers in many jurisdictions by businesses affected by the pandemic, including restaurants and other business owners. The outcome of such litigation is uncertain, and if ultimately adjudicated against insurers, could result in significant and widespread commercial insurance losses across the reinsurance industry. While insurers have reviewed the subject business and inserted communicable disease exclusions for much of the subject business, there are no assurances that any such exclusion will be accepted by all policyholders. Such exclusions may also be subject to challenge by clients in the event of future COVID-19 and other pandemic related losses;
•Increased losses due to legislative, regulatory and judicial actions in response to COVID-19. A number of state legislators introduced bills in 2020 that would have retroactively mandated business interruption coverage despite policy language, but none of these bills have been enacted to date. Some states are also considering "pooling" mechanisms to apply certain assessments more broadly to property and casualty insureds doing business in that state to cover business interruption claims;
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

Through various acquisitions, we assumed certain asbestos and environmental exposures. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. Certain of our subsidiaries have received and continue to receive notices of potential reinsurance claims from ceding insurance companies, which have in turn received claims asserting asbestos and environmental losses under primary insurance policies, in part reinsured by us. Such claims notices are often precautionary in nature and are generally unspecific, and the primary insurers often do not attempt to quantify the amount, timing or nature of the exposure. Given the lack of specificity in some of these notices and the legal and tort environment that affects the development of claims reserves, the uncertainties inherent in valuing asbestos and environmental claims are not likely to be resolved in the near future. As of December 31, 2021, the Company’s net non-life reserves included $44 million related to asbestos and environmental claims.
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
We use our own proprietary catastrophe models and third-party vendor analytic and modeling capabilities to provide risk assessment for our reinsurance portfolio. We use these models to help us control risk accumulation and inform management and other stakeholders of capital requirements and to improve the risk/return profile or minimize the amount of capital required to cover the risks in each reinsurance contract in our overall portfolio of reinsurance contracts. However, given the inherent uncertainty of modeling techniques and the application of such techniques, these models and databases may not accurately address a variety of matters that might impact certain of our coverages.
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
Our PMLs are selected after assessment of multiple third-party vendor model outputs, internally constructed independent models, including our CatFocus® suite of models, and other qualitative and quantitative assessments by management, including assessments of exposure not typically modeled in vendor or internal models. Our methodology for estimating PMLs may differ from methods used by other companies and external parties given the various assumptions and judgments required to estimate a PML.

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
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2021, more than 70% of our gross premiums written were produced through brokers. The Company has two brokers that each individually accounted for 28% and 24% of the Company's total gross premiums written for 2021 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely the ceding insurer may pay premiums to the broker for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. At December 31, 2021, Funds held by reinsured companies recorded in the Consolidated Balance Sheet was $562 million. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.

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
We are exposed to risks in connection with our management of capital on behalf of investors in entities we manage.
Certain of our operating subsidiaries and affiliates owe contractual and other legal obligations (including reporting, governance and allocation obligations) to third-party investors and are subject to laws and regulations relating to the management of third-party capital. Complying with these obligations, laws and regulations requires significant management time and attention. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures could result in our failure to comply with applicable obligations, laws or regulations, which could result in significant liabilities, penalties or other losses to us and seriously harm our business and results of operations. In addition, our third-party capital providers may, subject to restrictions, redeem their interests in entities we manage or we may be unable to attract and raise additional third-party capital for our existing or potential new managed entities. The loss, or alteration in a negative manner, of any of this capital support could materially impact our financial condition and results of operations.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including rating agencies and regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and/or reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the increasingly volatile financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. The large amounts of recent industry-wide catastrophe losses have made access to certain sources of capital more challenging, potentially making it more difficult and more expensive for us to raise additional financing if necessary. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, we may be reliant on our parent company, EXOR Nederland N.V., to provide a further capital injection or contribution to us. However, all EXOR Group portfolio companies are managed independently and autonomously, and there can be no guarantee that EXOR Nederland N.V. would provide any additional capital.
Our investments are subject to interest rate, credit, equity and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2021, we had net investment income of $376 million, which represented approximately 5% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $38 million during 2021, which are included in the net income for the year. We are accordingly exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
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
We also invest a portion of our portfolio in preferred and common stocks or equity-like securities. The value of these assets fluctuate with equity market movements, which could be volatile. In times of economic weakness, the market value and liquidity of these assets may decline, and may impact net income and capital. We use the term equity-like investments to describe our investments that have market risk characteristics similar to equities and are not investment grade fixed maturity securities. This category includes high-yield and convertible fixed maturity investments and private placement equity investments. Fluctuations in the fair value of our equity-like investments may reduce our income in any period or year and cause a reduction in our capital. There can be no assurance that our equity-like investments will maintain their current levels.
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
The impending replacement of the London Interbank Offered Rate (LIBOR) may adversely affect our net investment income.
We hold investments that are linked to LIBOR. Regulators ceased the publication of LIBOR for certain tenors on December 31, 2021 and have announced that the publication of the remaining LIBOR tenors will cease at the end of June 2023. We continue to transition our replacement reference rates on the LIBOR-based securities in our investment portfolio, such as the Secured Overnight

Finance Rate published by the Federal Reserve Bank of New York, which is intended to replace the U.S. dollar LIBOR. Differences between the LIBOR and the applicable replacement reference rates may impact the value of and return on our investment portfolio and our net investment income. Uncertainty regarding the continued use and reliability of LIBOR, regarding the calculation of the applicable interest rates or payment amounts depending on the terms of the LIBOR-based securities we hold, or regarding the application or effectiveness of replacement reference rates, could also reduce the value of such instruments and our net investment income.
Foreign currency fluctuations may reduce our net income and our capital levels.
Through our multinational reinsurance operations, we conduct business in or have exposures to a variety of foreign (non-U.S.) currencies, the principal exposures being the Euro, British pound, Canadian dollar, Japanese yen and Swiss Franc. Accordingly, we are subject to market risks associated with devaluations and fluctuations in currency exchange rates. Our assets and liabilities denominated in foreign currencies are therefore exposed to changes in currency exchange rates, which may be material. Our reporting currency is the U.S. dollar, and exchange rate fluctuations relative to the U.S. dollar may materially impact our financial results and condition. We employ various strategies, including the use of foreign exchange forward contracts and other derivative financial instruments, to manage our exposure to foreign currency exchange risk. To the extent that these exposures are not fully offset or hedged, or the hedges are ineffective at mitigating adverse effects, our financial results and condition may be negatively impacted by fluctuations in foreign currency exchange rates.
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
We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2021, our total debt liabilities related to senior notes and junior subordinated notes were approximately $2 billion.
Additionally, we have entered into letter of credit facilities and ISDA agreements with various institutions.
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
The current and continued threat of increased global conflict, terrorism and military actions, including the ongoing hostilities in Ukraine, may adversely affect the value of our investment portfolio and results of operations.
Our financial condition and results of operations, including the performance of our investment portfolio, the value of our real estate investments, and our reinsurance loss ratios, could be negatively impacted due to increased global conflict, terrorism and military actions, heightened security measures and sanctions or other restrictive actions resulting from such events, and perceived risks associated with such developments. Such threats may cause volatility in global markets and financial systems generally, which could harm our business, assets and results of operations. Such risks, including those relating to the current conflict between Russia and Ukraine, may adversely affect our business and financial performance, including by impairing assets in our investment portfolio (which, as of December 31, 2021, include immaterial exposure to Russia-related investments and Ukrainian real estate) and increasing our reinsurance claims exposure.
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
Although we are currently experiencing improving market conditions with increased or constant pricing in most non-life classes, as a result of the persisting competition and excess capacity in the industry, it is not possible to forecast if improving pricing conditions will continue.
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
Our reinsurance operations are subject to extensive laws and regulations that are administered and enforced by a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Our businesses in each jurisdiction are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our reinsurance subsidiaries are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; compliance with various solvency standards; and periodic examinations of subsidiaries’ financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of these subsidiaries to write insurance and reinsurance policies, to make certain investments, and to distribute funds.
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
The possibility of future government intervention has created uncertainty in the insurance and reinsurance markets. Government regulators are generally concerned with the protection of policyholders to the exclusion of other interested parties, including shareholders and debt holders of reinsurers. We believe it is likely there will continue to be increased regulation of, and other forms of government participation in, our industry in the future, which could materially adversely affect our business by, among other things:
•Providing reinsurance capacity in markets and to clients that we target or requiring our participation in industry pools and guaranty associations;
•Further restricting our operational or capital flexibility;
•Expanding the scope of coverage under existing policies;
•Regulating the terms of reinsurance policies;
•Adopting further or changing compliance requirements resulting in additional costs which may adversely impact our results of operation; or
•Disproportionately benefiting the companies domiciled in one country over those domiciled in another.
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
Given the limited scope of the agreed U.K./EU trade deal, there remains risks associated with the potential uncertainty and consequences relating to Brexit, including with respect to volatility in financial markets, exchange rates and interest rates. These uncertainties could increase the volatility of, or reduce, our investment results in particular periods or over time. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions and regulatory agencies. Brexit could also lead to legal uncertainty and differing laws and regulations between the U.K. and the EU. In particular, the U.K.'s HM Treasury is now working alongside the Prudential Regulation Authority to prepare a package of proposed reforms to the U.K.'s domestic regulatory regime for consultation in early 2022. Similarly, the European Commission has undertaken its own review of the Solvency II Directive and, on September 22, 2021, published a package of proposed legislative reforms for amending the existing regulatory framework. This proposed legislation is now being discussed by the European Parliament and Council.
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
Our activities are subject to applicable economic and trade sanctions, anti-bribery and anti-money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the EU, among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, there can be no assurance that we, or an employee or agent acting on our behalf, would fully comply with applicable laws and regulations as interpreted by the relevant authorities. The divergence of regulatory requirements between the U.S. and the EU regarding business with Cuba and Iran, which can result in conflicting obligations for business involving these specified jurisdictions, has increased these risks. Failure to accurately interpret, comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to investigations, civil penalties, criminal penalties and other sanctions, including fines, injunctions, loss of licenses or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, or damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
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
Our business is subject to the General Data Protection Regulation (Regulation (EU) 2016/679 (EU GDPR) which regulates data protection for all individuals within the EU, including foreign companies processing data of EU residents; it enhances individuals’ rights, introduces complex and far-reaching company obligations and increases penalties significantly in case of violation. Our business is also subject to The Data Protection Act 2018 and the UK General Data Protection Regulation, which is the retained EU law version of the EU GDPR by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (UK GDPR), the EU GDPR and the UK GDPR, together the 'GDPR'. The GDPR sets out a number of requirements that must be complied with when handling personal data including: the obligation to appoint data protection officers in certain circumstances and the principal of accountability and the obligation to make public notification of significant data breaches. The interpretation and application of data protection laws in the U.S., Europe, U.K. and elsewhere are developing and are often uncertain and in flux. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices. If so, in addition to the possibility of fines, this will result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws will cause us to incur additional costs and could require us to change our business practices.
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
EXOR Nederland N.V. owns approximately 99.8% of the outstanding common shares of the Company. As a result, EXOR Nederland N.V. has power to elect our directors and to determine the outcome of any action requiring shareholder approval. EXOR’s interests may differ from the interests of the holders of our preferred shares and, given EXOR Nederland N.V.’s majority controlling interest in the Company, circumstances may arise under which EXOR Nederland N.V. may exercise its control in a manner that is not favorable to the interests of the holders of the preferred shares.
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
The OECD has published reports and launched a global initiative among member and non-member countries on measures to limit harmful tax competition, known as the Base Erosion and Profit Shifting (BEPS) project. On June 21, 2016, the EU’s ministers of Finance and Economic Affairs unanimously approved the Anti-Tax Avoidance Directive to harmonize potential BEPS changes in the EU. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In response to a number of measures taken and commitments by the government of Bermuda in June 2009, Bermuda was listed as a jurisdiction that has substantially implemented those standards. We are not able to predict what changes will arise from the commitment or whether such changes will subject our Bermuda companies to additional taxes and/or increased tax and compliance burdens.
On October 5, 2015, the OECD published its final series of Base Erosion and Profit Sharing (BEPS) reports related to its attempt to coordinate multilateral action on international tax rules. The BEPS action reports recommended changes in the tax law, which, if adopted, could subject us to additional taxes and increase the complexity and cost of tax compliance.
On May 31, 2019, the OECD published a "Programme of Work" divided into two pillars, with the goal of tackling the challenges of taxing the digital economy. The OECD then published Blueprints for the two pillars late in 2020 and commenced a public consultation on the proposals.
In 2021, significant steps were taken to develop a plan for implementing a two-pillar solution. In October, the OECD/G20 Inclusive Framework released a statement agreeing to a two-pillar solution to address the tax challenges created by an increasing digitalized economy. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical "permanent establishment" concepts. Pillar One applies to groups with consolidated revenues in excess of €20 billion and includes explicit exclusions for Regulated Financial Services, which is expected to apply to both insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax on groups with consolidated revenues in excess of €750 million. These groups will be required to calculate the effective tax rate of each group company operating in a relevant jurisdiction and, where a group company has an effective tax rate below 15%, pay an additional top-up tax to bring the relevant jurisdictions effective tax rate to 15%. The OECD is pushing for countries to pass domestic legislation in 2022 and make both Pillars One and Two effective from January 1, 2023, while, in parallel, continuing to negotiate and agree the implementation instruments and detailed rules needed. The proposals are broad in scope and not yet finalized; it is unknown whether all countries will be able to legislate the domestic implementation of both Pillars One and Two; and the implementation timeline is aggressive, therefore we are unable to determine at this time whether these proposals would have a material adverse impact on our operations and results.
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
A. History and Development of the Company
PartnerRe Ltd., an exempt company incorporated under the laws of Bermuda in 1993 with limited liability, is the holding company for our international reinsurance group. The principal office is located at 90 Pitts Bay Road, Pembroke, Bermuda (telephone number: +1 441-292-0888). PartnerRe Ltd. and its subsidiaries (the Company, PartnerRe, PartnerRe group, or the Group) predominantly provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.) and Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia). The Company’s principal office in the U.S. is located at 200 First Stamford Place, Stamford, Connecticut (telephone number: +1 203-485-4200).
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
On March 18, 2016, the Company's publicly held common shares were acquired by Exor N.V. (subsequently renamed to EXOR Nederland N.V), whose ultimate parent is EXOR N.V. (Exor), one of Europe’s leading investment companies controlled by the Agnelli family, which is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer traded on the New York Stock Exchange (NYSE). The Company’s preferred shares are traded on the NYSE.
At December 31, 2021 and 2020, the Company's shares owned by EXOR Nederland N.V. (Class A shares) are included in Shareholders' Equity in the Consolidated Balance Sheets. The Company has also issued Class B common shares (Class B shares) and Class C common shares (Class C shares) to certain executives and directors of the Company which are included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Share Ownership section in Item 6.E and Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for further details).
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Cooperations S.A. (Covéa), under which Covéa will acquire PartnerRe's common shares. Preferred shares issued by PartnerRe will not be included in the proposed transaction, and consummation of this transaction is expected in mid-2022 and is subject to customary closing conditions, including antitrust, regulatory and other approvals. The agreed cash consideration of approximately $9.0 billion to be paid to Covéa on the closing of the transaction is based on a consolidated common shareholders' equity value of $7.0 billion.
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
The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2021, 2020 and 2019.
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
Premium Distribution
The Company’s businesses are geographically diversified with premiums written on a worldwide basis. The Company’s gross premiums written by segment for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars):

	2021		2020		2019
	$	%	$	%	$	%
Non-life business:
P&C segment	$4,541	55%	$3,442	50%	$3,579	49%
Specialty segment	2,016	25	1,935	28	2,213	31
Total Non-life business	$6,557	80%	$5,377	78%	$5,792	80%
Life and Health segment	1,647	20	1,499	22	1,493	20
	$8,204	100%	$6,876	100%	$7,285	100%
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the years ended December 31, 2021, 2020 and 2019, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written. These two brokers individually accounted for 28% and 24%, respectively, of the Company's total gross premiums written for 2021, 30% and 21%, respectively, for 2020, and 28% and 22%, respectively, for 2019. No one cedant accounted for more than 5% of the Company's total gross premiums written for each of the years ended December 31, 2021, 2020 and 2019.
The gross premiums written in each of the Company's segments for the years ended December 31, 2021, 2020 and 2019, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report. See also Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details on distribution channels and for the geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2021, 2020 and 2019.
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
For the Company’s Life business, the competition differs by location but generally includes multi-national reinsurers and local reinsurers or state-owned insurers in the U.K., Ireland, Continental Europe and North America for its mortality and longevity lines of business. The competition specifically related to the Health business generally includes departments of worldwide reinsurance companies. These competitors include Munich Re, RGA, Swiss Re, Hannover Re, SCOR SE and GenRe.
Risk Management
In the reinsurance industry, the core of the business model is the assumption and management of risk. A key challenge is to create shareholder value through the efficient management of reinsurance and investment risks while limiting and mitigating those risks that can deteriorate the value of the Company or threaten its ability to achieve its objectives. The Company defines a capital-based risk appetite and identifies risks that meet its return targets within that framework. Management believes that this construct allows the Company to fulfill its obligation to pay policyholders’ claims, while ensuring appropriate margins to deliver an adequate risk adjusted return to shareholders.
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
The Company’s ability to meet its risk adjusted return objectives over the long term are primarily determined by how well the Company understands, prices and manages assumed risk. Management also believes that every organization faces numerous risks that could threaten the successful achievement of its goals and objectives. These include strategic, underwriting, market and credit, financial, capital management and operational risks that are common to all industries, such as choice of strategy and markets, economic and business cycles, competition, changes in regulation, data quality and security, fraud, business disruption and management continuity. See also Risk Factors above.
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
Risk Governance
The Company has a governance structure for risk management that promotes a culture of risk ownership throughout levels of the organization. The objective of the approach is to increase transparency over the roles and responsibilities that supports clear risk ownership.
The Company utilizes a multi-level risk management structure where the Executive Leadership Team (ELT) and Board are responsible for the establishment of the critical exposure limits, capital-at-risk and key policies through the Underwriting Risk Committee (URC), a committee of the Board, and the Enterprise Risk Committee (ERC), a sub-committee of the ELT.

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
The ERC is responsible for setting the Company’s risk appetite and return expectations. The ERC is comprised of sub-set of ELT members such as the Chief Executive Officer, Chief Financial Officer, Chief Underwriting Officer, Chief Operations Officer, Chief Corporate and People Operations Officer, Chief Investment Officer, Chief Legal Counsel and senior management members such as the Head of Capital & Risk. The Chief Audit Officer and Chief Financial and Operations Officer Life & Health attend the committee as observers. The ERC provides oversight through the quarterly monitoring of the Company’s Risk Tolerance, periodic review of internal capital modelling techniques including stress and scenario testing, capital allocation as well as internal audit plans and results.
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
PartnerRe's risk culture prepares for the future by embedding Environmental, Social, and Governance (ESG) risks throughout the ERM Framework. The way we manage these issues today impacts the future of our society as well as the financial strength of our Company. ERM enables the organization to manage all key risks, including those risks associated with ESG. The regulatory environment on ESG in terms of scope, standards, and assessment continues to evolve and drive new advancements that will be reflected within the ERM Framework.
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
Strategic risks are discussed and agreed to between the CEO and the Board, and managed by the CEO including the direction and governance of the Company. Managing strategic risk includes the Company's response to risks to the business strategy and Company's reputation as well as key external factors faced by the reinsurance industry including emerging and ESG risks.
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
The Company’s underwriters develop close working relationships with their ceding company counterparts and brokers through regular communication and collaboration, gathering detailed information about the cedant’s business and local market conditions and practices. As part of the underwriting process, the underwriters also focus on the reputation and quality of the proposed cedant, the likelihood of establishing a long-term relationship with the cedant, the geographic area in which the cedant does business and the cedant’s market share, historical loss data for the cedant and, where available, historical loss data for the industry as a whole in the relevant regions, in order to compare the cedant’s historical loss experience to industry averages, and to gauge the perceived insurance and reinsurance expertise and financial strength of the cedant. The Company trains its underwriters and strives to maintain continuity of underwriters within specific geographic markets and areas of specialty.
The Company generally underwrites risks with specified limits per treaty program or facultative contract. Like other reinsurance companies, the Company is exposed to multiple insured losses arising out of a single occurrence, whether a natural event such as hurricane, windstorm, tornado, typhoon, flood or earthquake, pandemic or man-made events. Any such catastrophic event could generate insured losses in one or many of the Company’s reinsurance treaties and facultative contracts and in one or more lines of business and/or segment. The Company considers such event scenarios as part of its evaluation and monitoring of its aggregate exposures to catastrophic events.
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
Financial market and credit risk management follows both top-down and bottom-up approaches. The top-down approach begins with the Group Risk Tolerance Framework. The framework dictates an overarching Group Board risk limit with sub-limits for important quantifiable risk pillars including investment risks and other financial risks. Additionally, it limits downside economic risk resulting from deterministic cross-risk pillar severe stress scenarios (e.g., financial crisis or inflation spike scenarios) before being further delineated and extended to policies and guidelines, limits and investment risk standards at all levels of the Company. At the same time, guidelines and limits are constructed for each investments portfolio then for each Tier 1 legal entity up to the Group level in a consistent manner. These contain comprehensive specifications and limits that span credit quality, net interest rate risk, liquidity, liability coverage, capital funds quality and concentration (geographic, asset sub-class, single exposure, sector, etc.) among other considerations.
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
Capital Management Risk
Capital Management Risk is the risk of holding insufficient levels of regulatory or economic capital to support regulatory and internal requirements and the business strategy. The Company has defined target capitalization levels for its regulated legal entities. The ERC monitors the actual capitalization vs. the target levels on a quarterly basis.
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
The Maximum Economic Loss. The maximum economic loss is a loss expressed as a percentage of available economic capital under various modeled probability return periods.
The Company establishes key risk limits net of any retrocession for any risk source deemed by management to have the potential to cause economic losses greater than the Company’s risk tolerance. The Risk Tolerance Framework is approved by the

Board in order to drive consistency in the application of the following Company limits: Overall Group Risk Tolerance and Reinsurance Operations, which includes Financial Assets and Reinsurance Risk Tiers, each of which are described as follows:
Overall Group Risk Tolerance. The overall group risk tolerance limit is a loss of 35% of available economic capital based on the internal model 99% Value at Risk (VaR). Additionally, this limit is also monitored through a number of stress scenarios which impact both assets and liabilities on the balance sheet.
Reinsurance Operations. This category includes reinsurance risks and the standard fixed income portfolio. The risk tolerance limit for Reinsurance Operations is a loss of 30% of available economic capital based on the internal model 99% VaR. Within Reinsurance Operations we have defined three risk tiers which consist of a classification of risk drivers considering the following criteria:
•Materiality
•Risk driver expertise, and
•Potential for superior risk-adjusted return over the cycle.
Tier 1 Risks
Tier 1 risks consist of risk drivers that meet all three criteria of the Risk Tolerance Framework. Additionally, the risk tolerance limit for this risk tier is a loss of 20% of available economic capital (annually defined). For the short term risks (Natural Catastrophe, Pandemic, Standard Fixed Income), the underlying metric is the 99% VaR of the one year economic impact measured either through the internal model or a corresponding scenario. For the long term risks (Mortality Trend and Casualty) the metric is the 95% VaR of the full runoff distribution. The following are Tier 1 Risks:
Natural Catastrophe Risk. The risk that the aggregate losses from natural perils materially exceed the net premiums that are received to cover such risks. The Company considers both catastrophe losses due to a single large event and catastrophe losses that would occur from multiple (but potentially smaller) events in any year.
Mortality Trend Risk. The risk that over time, mortality rates deviate from the rates estimated at pricing which affects the Long Term Mortality (through deteriorating mortality) and Longevity portfolio (through improving mortality). The natural hedge between the Long Term Mortality portfolio and the Longevity portfolio depends on the differences in age groups, socio-economic classes, geographies, and lapse behavior.
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
The ERC monitors Tier 1 risks on a quarterly periodic basis. The approved limits and the actual limits deployed at December 31, 2021 and 2020 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2021		December 31, 2020
	Approved limit (1)	Actual deployed (1)	Approved limit (1)	Actual deployed (1)
Natural Catastrophe Risk	$1.8	$1.3	$1.7	$1.2
Mortality Trend Risk	$1.8	$1.1	$1.7	$1.0
Pandemic Risk	$1.8	$0.5	$1.7	$0.4
Casualty Risk	$1.8	$1.3	$1.7	$1.2
Standard Fixed Income Risk	$1.8	$0.8	$1.7	$0.4
Financial Asset Risk (2)	$1.8	$1.3	$1.7	$1.2

(1)The limits approved and the actual limits deployed in the table above are shown net of retrocession.
(2)Financial Asset risk is subject to the same limit of 20% of the available economic capital based on the internal model 99% VaR.

Tier 2 Risks
Tier 2 risks consist of risk drivers which meet two of the three Risk Tolerance Framework criteria. Tier 2 risks are monitored by the ERC. The following are the Tier 2 risks:
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
Critical Illness Risk. The risk that losses from critical illness reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company.
The risk tolerance limits for Tier 2 risks are smaller or equal to a loss of 10% of the available economic capital. The metric is the 1-in-100 Scenario for Mortgage, the 1-in-100 Value at Risk of the 1 year risk for Credit & Surety, and the 1-in-20 Value at Risk of the full run-off risk for Critical Illness.
Tier 3 Risks
All other reinsurance risks are considered as Tier 3 Risks with a risk tolerance limit of $250 million. These risks are monitored by the Chief Underwriting Officer and corresponding BU.
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
The Company has exposures in other peril zones that can potentially generate losses greater than the PML estimates below. The Company’s PMLs represent an estimate of loss for a single event for a given return period. The table below discloses the Company’s 1-in-250 and 1-in-500 year (earthquake perils only) return period estimated loss for a single occurrence of a natural catastrophe event in a one-year period. In other words, the 1-in-250 and 1-in-500 year return period PMLs mean that there is a 0.4% and 0.2% chance, respectively, in any given year that an occurrence of a natural catastrophe in a specific peril zone will lead to losses exceeding the stated estimate.
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

The Company’s single occurrence estimated net PML exposures (net of retrocession and reinstatement premiums) of the main peril zones as at December 31, 2021 and 2020 were as follows (in millions of U.S. dollars):

		December 31, 2021		December 31, 2020
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Southeast	Hurricane	$1,084		$828
U.S. Northeast	Hurricane	1,028		811
U.S. Gulf Coast	Hurricane	1,004		744
Caribbean	Hurricane	231		245
Europe	Windstorm	527		469
Japan	Typhoon	331		394
California	Earthquake	927	$1,255	756	$1,105
Japan	Earthquake	361	413	499	566
Australia	Earthquake	298	428	298	413
New Zealand	Earthquake	245	404	287	427
British Columbia	Earthquake	161	327	170	344
Risk Mitigation
Retrocessional Reinsurance
The Company uses retrocessional reinsurance agreements to reduce its exposure on certain reinsurance risks assumed and to mitigate the effect of any single major event or the frequency of medium-sized events. These agreements provide for the recovery of a portion of losses and loss expenses from retrocessionaires. The majority of the Company’s retrocessional reinsurance agreements cover property and specialty lines exposures, predominantly those that are catastrophe exposed. From time-to-time the Company also utilizes retroactive retrocession to manage exposures on prior underwriting years for certain lines of business. The Company also utilizes retrocessions in the Life and Health segment to manage the amount of per-event and per-life risks to which it is exposed. Retrocessionaires must be pre-approved based on their financial condition and business practices, with stability, solvency and credit ratings considered to be important criteria. Strict limits per retrocessionaire are also put into place and monitored to mitigate counterparty credit risk.
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
Group Supervision. One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group Supervisor and the power of the BMA to make rules regarding Group Supervision for, among other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. In addition to being tasked with assessing the financial condition of the PartnerRe Ltd. and its subsidiaries, the BMA has the power to impose restrictions on the ability of PartnerRe Ltd.'s subsidiaries to declare dividends to PartnerRe Ltd., and the ability of PartnerRe Ltd. to pay dividends to shareholders. This Group Supervision regime is in addition to the regulation of PartnerRe Ltd.'s various operating subsidiaries in their local jurisdictions. The BMA’s Group Supervision rules set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The group solvency rules (and together with the Group Supervision rules, the Group Rules) set out the rules in respect of the capital and solvency return and enhanced capital requirements for an insurance group. PartnerRe Bermuda is the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group Supervisor of PartnerRe Ltd. and its subsidiaries. As Group Supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the PartnerRe group; (3) carrying out an assessment of the PartnerRe group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the PartnerRe group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the PartnerRe group; (6) coordinating any enforcement action that may need to be taken against the PartnerRe group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
PartnerRe Ltd. is not a registered insurer; however, pursuant to its functions as Group Supervisor, the BMA includes the Company and may include any member of the group within its Group Supervision.
Significant aspects of the Group Rules imposed on Insurance and Reinsurance Groups include the solvency assessment. The Company in respect of the PartnerRe group must annually perform an assessment of its own risk and solvency requirements, referred to as a Group’s Solvency Self-Assessment (GSSA). The GSSA allows the BMA to obtain an insurance group’s view of the capital resources required to achieve its business objectives and to assess a group’s governance, risk management and controls surrounding this process.
The BMA imposes the group Enhanced Capital Requirement (ECR) on the PartnerRe group pursuant to its function as the Company’s Group Supervisor. Insurance groups are required to maintain available statutory economic capital and surplus to an amount that is equal to or exceeds the value of its ECR. The PartnerRe group’s ECR may be calculated by either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal capital model which the BMA has approved for use for this purpose. The PartnerRe group currently uses the BSCR model in calculating its group ECR requirements. In addition, the PartnerRe group is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return (including an economic balance sheet (EBS)) and quarterly group unaudited financial returns. An insurance group must further ensure that the value of the insurance group's assets exceeds the amount of the insurance group's liabilities by the aggregate of: (i) the individual minimum solvency margin (MSM) of each qualifying member of the group controlled by the parent company; and (ii) the parent company's percentage shareholding in the member multiplied by the member's MSM, where the parent company exercises significant influence over a member of the group but does not control the member. A member is a qualified member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. The PartnerRe group is also required to submit annual group actuarial opinions in respect of its general business and long-term insurance business when filing its group capital and solvency return. The PartnerRe group is required to appoint individuals approved by the BMA to be group actuaries for both general business and long-term business. The group actuary must provide an opinion on the PartnerRe group's technical provisions as recorded in the PartnerRe group statutory EBS.
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

We are currently completing our 2021 Group BSCR, which must be filed with the BMA on or before May 31, 2022, and at this time, we believe we will exceed the target level of required economic statutory capital. Our 2020 Group BSCR exceeded the target level of required statutory capital.
Public Disclosure. Pursuant to the Insurance (Public Disclosure) Rules 2015, the BMA requires commercial insurers and insurance groups to prepare and publish a Financial Condition Report (FCR). The FCR provides an overview of the PartnerRe group’s financial condition including business performance, governance structure, risk profile, solvency valuation and capital management process. The FCR includes, among other disclosures, the respective company’s required and available statutory capital. The FCR is required to be filed with the BMA annually and published on the PartnerRe website within 14 days of filing with the BMA. The FCR must be signed by the CEO and any senior executive responsible for the actuarial, or risk management, or internal audit, or compliance function who will declare that to the best of their knowledge and belief the FCR fairly represents the financial condition of the PartnerRe group in all material respects.
Bermuda
All Bermuda companies must comply with the provisions of the Bermuda Companies Act 1981 (the Companies Act). In addition, the Insurance Act regulates the businesses of our Bermuda reinsurance subsidiaries, comprised of (i) PartnerRe Bermuda, a Class 4 insurer and Class E insurer and (ii) PRE Life Bermuda Re Ltd. and Partner Reinsurance Life Company of Bermuda Ltd., each a Class C insurer. Partner Reinsurance Life Company of Bermuda Ltd. was merged into PartnerRe Bermuda on February 15, 2022. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers”.
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
Minimum Solvency Margin and Enhanced Capital Requirements. The Insurance Act provides that the value of the statutory assets of an insurer must exceed the value of its statutory liabilities by an amount greater than its prescribed MSM. The MSM that must be maintained by PartnerRe Bermuda with respect to its general business is the greater of (i) $100 million, (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), (iii) 15% of net aggregate loss and loss expense provisions and other insurance reserves, or (iv) 25% of its ECR as reported at the end of the relevant year. The MSM that must be maintained by PartnerRe Bermuda with respect to its long-term business is the greater of (i) $8 million, (ii) 2% of the first $500 million of assets plus 1.5% of assets above $500 million, or (iii) 25% of its ECR. For Class C reinsurers, the MSM is equal to the greater of $500,000, 1.5% of the total statutory assets or 25% of its ECR. Statutory assets are defined as the total assets reported on an insurer’s balance sheet in the relevant year less non-admitted assets, including goodwill and other intangible assets, not considered admissible for solvency purposes.
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
The BMA implemented an EBS framework which is used as the basis to determine the ECR for all commercial insurers, including PartnerRe Bermuda. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurer's GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer. The Insurance (Prudential Standards) Amendment Rules 2018 provide updates to certain aspects of the EBS framework and increase the ECR over a 3-year transition period for general business and a 10-year transition period for long-term business.
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
Insurance Sector Operational Cyber Risk Management Code of Conduct. All Bermuda insurers, insurance managers and intermediaries under the Insurance Act are required to comply with the Insurance Sector Operational Cyber Risk Management Code of Conduct (Cyber Code), which was established in October 2020 and sets forth the duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management. Failure to comply with the Cyber Code will be a factor taken into account by the BMA in determining whether an insurer is meeting its obligation to conduct business in a sound and prudent manner.
Dividends and Distributions. As a Bermuda-domiciled holding company, PartnerRe Ltd. has limited operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, the Company’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others,

Bermuda, various states of the U.S., Singapore and Ireland. The Company’s ability to pay dividends and interest and to make dividends to shareholders is limited by the Companies Act 1981.
The Insurance Act prohibits PartnerRe Bermuda from declaring or paying any dividends during any financial year if it is in breach of its MSM or if the declaration or payment of such dividends would cause such a breach. PartnerRe Bermuda is also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. The Insurance Act also provides that our Bermuda reinsurance subsidiaries shall not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least 7 days before payment of those dividends it files with the BMA an affidavit signed by at least two directors, and by PartnerRe Bermuda’s principal representative in Bermuda, which states that in the opinion of those signing, declaration of those dividends has not caused the insurer to fail to meet its relevant margins. Further, each of our Bermuda reinsurance subsidiaries must obtain the BMA’s prior approval before reducing its total statutory capital as shown in its previous financial year statutory balance sheet by 15% or more.
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
Further, under the Companies Act, as amended, PartnerRe Ltd. and PartnerRe Bermuda may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.
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
Economic Substance Act 2018 (ESA) and Economic Substance Regulations 2018 (Substance Regulations). Under the ESA, if a Bermuda company is engaged in one or more “relevant activities” (which is defined to include insurance) it is required to maintain a substantial economic presence in Bermuda and to comply with the economic substance requirements (ES Requirements) set forth in the ESA and the Substance Regulations. A company will comply with those economic substance requirements if it: (a) is managed and directed in Bermuda; (b) undertakes “core income generating activities” (as may be prescribed under the ESA) in Bermuda in respect of the relevant activity; (c) maintains adequate physical presence in Bermuda; (d) has adequate full time employees in

Bermuda with suitable qualifications; and (e) incurs adequate operating expenditure in Bermuda in relation to the relevant activity undertaken by it. Pursuant to the ESA, certain PartnerRe entities registered in Bermuda are required to demonstrate compliance with economic substance requirements by filing an annual economic substance declaration with the Registrar of Companies in Bermuda (Registrar). Any entity that fails to satisfy economic substance requirements could face automatic disclosure to competent authorities in the EU of information filed by the entity with the Registrar in connection with the economic substance requirements and may also face financial penalties, restriction or regulation of its business activities and/or may be struck off as a registered entity in Bermuda.
In addition to the above, PartnerRe Bermuda maintains an operating branch in Canada and a representative office in Mexico. The Canada branch is subject to regulation in Canada by the Office of the Superintendent of Financial Institutions (OSFI). For a further discussion of the regulations pertaining to the Canada branch see below.
Ireland
The Central Bank of Ireland (the Central Bank) regulates insurance and reinsurance companies authorized in Ireland, including PartnerRe Europe and PartnerRe Ireland. PartnerRe Holdings Europe Limited, a holding company for PartnerRe Europe and PartnerRe Ireland, and PartnerRe Ireland Finance DAC are not subject to regulation by the Central Bank. PartnerRe Europe is a reinsurance company incorporated under the laws of Ireland and is duly authorized as a reinsurance undertaking to carry on reinsurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015. PartnerRe Ireland is an insurance company incorporated under the laws of Ireland and is authorized as an insurance undertaking to carry on non-life insurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015.
Significant aspects of the Irish re/insurance regulatory framework and requirements imposed on PartnerRe Europe and PartnerRe Ireland include the following:
Solvency Requirements. The Solvency II Directive, transposed into Irish law by the European Union (Insurance and Reinsurance) Regulations 2015, sets out solvency standards applicable to insurers and reinsurers, and prescribes, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources that both companies are required to have in order to cover the risks to which they are exposed and the principles that should guide their overall risk management and reporting. This Directive became effective January 1, 2016. Under the Solvency II Directive requirements, PartnerRe Europe and PartnerRe Ireland have similar requirements to those of PartnerRe Bermuda such as an EBS, Own Risk and Solvency Assessment (ORSA), Solvency and Financial Condition Report and a Regular Supervisory Report.
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements and related reports to the Irish Companies Registration Office (CRO) in accordance with International Financial Reporting Standards, together with an annual return of certain corporate information in accordance with the Companies Act 2014. Changes to corporate information during the year must also be notified to the CRO. PartnerRe Europe and PartnerRe Ireland must also file and submit annual certifications to the Central Bank in relation to the following:
1.    Corporate Governance Requirements for Insurance Undertakings 2015 (the Requirements): The Requirements impose obligations in respect of corporate governance on insurance and reinsurance companies authorized by the Central Bank. PartnerRe Europe and PartnerRe Ireland submit an attestation that the respective company has materially complied, or not complied, with the Requirements.
2.    ORSA Report: The ORSA Report sets out the qualitative and quantitative results and conclusions draw by the respective company from the ORSA, as well as the methods and main assumptions used during the ORSA process. It also includes information on the respective company's overall solvency needs and a comparison between those solvency needs, the regulatory capital requirements and the respective company's own funds. PartnerRe Europe and PartnerRe Ireland must submit an attestation that the information contained in the ORSA Report is accurate subject to permitted estimations and approximations.
3.    Solvency II Compliance Statement: PartnerRe Europe and PartnerRe Ireland submit an attestation asserting that the respective company has materially complied or not complied with the obligation set out in the European Union (Insurance and Reinsurance) Regulations 2015 and applicable European Commission Delegated Regulations and European Commission Implementing Regulations designed as designated enactments in section 2(2A) of the Central Bank Act 1942.
4.    Quantitative Reporting Templates (QRTs): The QRTs set out, inter alia, the respective company's technical provisions, EBS, solvency capital requirement, minimum capital requirement location and quantity of business. PartnerRe Europe and PartnerRe Ireland must submit an attestation that the information contained in the annual QRTs is accurate subject to permitted estimations and approximations.
5.    Regular Supervisory Reports (RSR): PartnerRe Europe and PartnerRe Ireland are required to submit a full RSR to the Central Bank every 3 years and a summary RSR in the intervening years. The RSR contains details of the respective company's performance from an underwriting and investment perspective, the business strategy and any material information on income and expenses. PartnerRe Europe and PartnerRe Ireland must submit an attestation that the information contained in the RSR or summary RSR is accurate subject to permitted estimations and approximations.
These requirements are in addition to the regulatory returns required to be filed annually with the Central Bank and additionally, in the case of PartnerRe Ireland, with the National Association of Insurance Commissioners (NAIC) in the U.S.
ESG Requirements: Following an amendment to Solvency II, PartnerRe Europe and PartnerRe Ireland will be obliged from August 2, 2022 to identify, assess and manage sustainability risk, i.e., any environmental, social or governance event whose occurrence could cause an actual or potential negative material impact on the respective company's assets or liabilities.
Cyber Security and Digital Operational Resilience: PartnerRe Europe and PartnerRe Ireland will be subject to the proposed European Regulation on Digital Operational Resilience (DORA). DORA, once implemented, will prescribe risk management rules, specific to Information and Communication Technology and seek to harmonize such rules across the European financial services sector.
Dividends and Distributions. Pursuant to Irish company law, PartnerRe Europe and PartnerRe Ireland are restricted to declaring dividends only out of “profits available for distribution”. Profits available for distribution are, broadly, a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized.
International Branches & Representative Offices
In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland and Hong Kong, and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch, a composite branch, is subject to regulation by the Insurance Authority of Hong Kong. Following Brexit, the existing U.K. branch is also subject to local regulation under the U.K. Temporary Permission Regime. PartnerRe Ireland, pursuant to the Non-admitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a non-admitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states.
PartnerRe Ireland has an operating branch in the U.K. that is subject to local regulation under the U.K Temporary Permission Regime.
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
PRAIC is authorized to transact reinsurance in 12 Latin American countries and Puerto Rico. Additionally, PRAIC is authorized to transact surplus lines insurance in the U.S. Virgin Islands. In 2021, PRAIC was commercially domiciled in California.
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
Reporting Requirements. Regulations vary from state to state, but generally require insurance holding companies and insurers and reinsurers that are subsidiaries of insurance holding companies to register and file with their state domiciliary regulatory authorities certain reports, including information concerning their capital structure, ownership, financial condition and general business operations. State regulatory authorities monitor compliance with, and periodically conduct examinations with respect to, state mandated standards of solvency, licensing requirements, investment limitations, and restrictions on the size of risks which may be reinsured, deposits of securities for the benefit of policyholders and creditors, such as reinsureds, methods of accounting for assets, reserves for unearned premiums and losses, and other purposes. In general, such regulations are for the protection of reinsureds and, ultimately, their policyholders and creditors, rather than security holders. In the U.S., the New York State Department of Financial Services (NYDFS) is the domiciliary regulator of PartnerRe U.S., the Delaware Department of Insurance is the domiciliary regulator of PRAIC and the Arkansas Insurance Department is the domiciliary regulator of PLRA. PRAIC was also subject to the commercial domicile regulations of the California Department of Insurance during 2021.
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
Financial Risks of Climate Change Guidance. On November 15, 2021, the NYDFS issued final guidance to New York-regulated domestic insurers detailing NYDFS expectations related to insurers’ management of the financial risks from climate change (Guidance). The Guidance sets out NYDFS’s expectations that all New York insurers start integrating the consideration of the financial risks from climate change into their governance frameworks, business strategies, risk management processes and scenario analysis, and developing their approach to climate-related financial disclosure. The Guidance also sets out specific timelines for implementing its various expectations, acknowledging that the substance and nature of disclosures will develop over time and thus, permitting implementation over the next two or three years. The NYDFS set an August 15, 2022 deadline for New York insurers to meet the NYDFS expectations regarding board governance and to have specific plans in place to address the NYDFS expectations regarding organizational structure.
Cybersecurity Requirements. Under the NYDFS' Cybersecurity Requirements for Financial Service Companies, regulated entities, including PartnerRe U.S. Insurance Companies, are required to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York’s financial services industry. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, and program record keeping and certification obligations.
Canada
Canadian branches of PartnerRe Bermuda and PartnerRe U.S. hold licenses to write reinsurance business in Canada. Each Canadian branch is authorized to insure, in Canada, risks falling within the classes of insurance and reinsurance as specified in their respective licenses and is limited to the business of reinsurance. The Canadian branch of PartnerRe Bermuda is licensed to write life and accident and sickness business in Ontario, limited to reinsurance. The Canadian branch of PartnerRe U.S. is licensed to write property and casualty and accident and sickness business in Ontario, limited to reinsurance. Each Canadian branch is subject to local regulation for its Canadian branch business, specified principally pursuant to Part XIII of the Insurance Companies Act (the

Canadian Insurance Act) applicable to foreign property and casualty companies and to foreign life companies as well as relevant provincial insurance acts. OSFI supervises the application of the Canadian Insurance Act. On February 15, 2022, all of the reinsurance liabilities and most of the assets and other liabilities of the Canadian branch of PartnerRe Bermuda were transferred to PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada). PartnerRe Bermuda plans to seek regulatory approval to withdraw its Canada branch from Canada in 2022.
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
PartnerRe Canada is a Canadian incorporated life reinsurer that is a subsidiary of the Company and is domiciled in Canada. PartnerRe Canada is authorized to insure, in Canada, risks falling within the classes of Life and Accident and Sickness, limited to the business of reinsurance.
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
PartnerRe Asia is the principal reinsurance carrier for the Company’s business underwritten in the Asia Pacific region, conducting general insurance and life insurance business as a reinsurer. PartnerRe Asia has surrendered the license for its operating branch in Labuan, effective December 31, 2021 and it is anticipated that the branch will be closed in 2022.
Significant aspects of the Singapore reinsurance regulatory framework and requirements include the following:
Corporate Governance. PartnerRe Asia has adopted relevant governance practices and procedures in accordance with its status as a Tier 1 insurer under the Insurance (Corporate Governance) Regulations 2013. PartnerRe Asia’s corporate governance structure broadly comprises its Board of Directors, Risk Committee and Audit Committee. The Board consists of 6 directors and includes 3 independent directors. The Risk and Audit Committees are chaired by independent directors. The revised Guidelines on Corporate Governance, issued in November 2021 and effective from various dates in 2022, require financial institutions to provide explanations for any variances from the requirements of the Guidelines in their annual reports covering financial years commencing from January 1, 2022 or on their websites.
Solvency Requirements. PartnerRe Asia is required to establish and maintain separate insurance funds for Singapore policies and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset risks and operational risks). In addition, the solvency requirement in respect of PartnerRe Asia as a whole shall at all times be not less than the total risk requirement of PartnerRe Asia plus a company-specific supervisory capital add-on or SGD 5million, whichever is higher. The MAS is entitled to require that a licensed reinsurer holds assets of a certain type and prescribed value in Singapore.
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
Dividends and Distribution. Dividends are generally declared from unappropriated profits. The declaration of a dividend by PartnerRe Asia is subject to relevant conditions and requirements being met as specified under the Insurance Act (Singapore) and its associated regulations. Any proposed reduction of capital or redemption of preference shares requires the prior approval of the MAS. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum paid-up capital of SGD25 million.
Environmental Risk Management. The MAS issued Guidelines on Environmental Risk Management in December 2020. The guidelines aim to enhance the insurance sector’s resilience and management of environmental risk by setting out sound risk management practices in the following areas: governance and strategy; risk management; underwriting; investment; and disclosure of environmental risk information. The guidelines will come into effect in June 2022. PartnerRe Asia is on track to comply with the guidelines by June 2022.
In addition to the above, the laws and initiatives issued by the MAS regarding Outsourcing, Cyber Security and Technology Risk Management currently impact, or may impact, PartnerRe Asia in the future.
Taxation of the Company and its Subsidiaries
Certain subsidiaries, branch offices and representative offices of the Company are subject to taxation related to operations in Brazil, Canada, Chile, China, France, Hong Kong, Ireland, Labuan, Mexico, Singapore, Switzerland, the United Kingdom and the U.S. The discussion below covers the significant locations for which the Company or its subsidiaries are subject to taxation and is based upon current law. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
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
Canada
The Canadian life branch of PartnerRe Bermuda, the Canadian non-life branch of PartnerRe U.S. and PartnerRe Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2021. See also the discussion of taxation in the United States below.
France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. The tax on corporate profits in France has been 28.41% in 2021.
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
Singapore
The Company’s Singapore subsidiary, PartnerRe Asia, is subject to corporate taxation in Singapore at the rate of 10% on profits arising from onshore and offshore business. However, tax exemptions may apply until the end of 2021 to qualifying profits derived from certain lines of business.
Switzerland
The Swiss branch of PartnerRe Europe is subject to Swiss taxation, mainly on profits and capital. To the extent that net profits are generated, profits are taxed at a rate of 19.7%. The tax reform that had been passed and enacted in 2019 in the canton of Zurich following the federal tax reform included a decrease of the statutory corporate income tax rate from 21.15% to 19.7% in 2021. The branch pays capital taxes at a rate of approximately 0.17% on its imputed branch capital calculated according to a procured taxation ruling. See also the discussion of taxation in Ireland above.

United States
PartnerRe U.S. Corporation and its subsidiaries (collectively PartnerRe U.S. Companies) transact business in and are subject to taxation in the U.S. The Canadian non-life branch of PartnerRe U.S. conducts business in Canada and is subject to taxation in Canada as discussed above. Under U.S. tax law, the amount of tax paid in Canada by the Canadian non-life branch of PartnerRe U.S. can be credited or deducted against U.S. corporation tax.
In addition, PartnerRe Europe and PartnerRe Ireland write certain U.S. and Latin American business through their U.S. reinsurance intermediaries. As a result, PartnerRe Europe and PartnerRe Ireland are deemed to be engaged in a U.S. trade or business and thus are subject to taxation in the U.S. Finally, PartnerRe Capital Investments LLC (PCI LLC) and PLRA are also U.S. corporations subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 21%. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, PCI LLC, PLRA, and the 953(d) electing reinsurer, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and the 953(d) electing reinsurer) are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 21% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 45% on the net income connected with a U.S. trade or business.
Foreign corporations not engaged in a trade or business in the U.S. are subject to U.S. income tax, effected through withholding by the payer, on certain fixed or determinable annual or periodic gains, profits and income derived from sources within the U.S. as enumerated in Section 881(a) of the Internal Revenue Code, such as dividends and interest on certain investments.
The U.S. imposes a base erosion and anti-abuse tax (BEAT) on certain payments from entities subject to U.S. tax to related foreign persons, also referred to as base erosion payments. Base erosion payments generally include any amounts that are deductible, including reinsurance premiums ceded to a related foreign person. Entities that meet certain thresholds are required to pay the minimum BEAT. The minimum BEAT is based on the excess of a percentage of the entities’ modified taxable income over its regular tax liability for the year. Modified taxable income is the taxpayer’s regular taxable income increased by any base erosion tax benefit with respect to any "base erosion payment" and an adjustment for the taxpayer’s net operating loss deduction, if any. The modified taxable income is taxed at 10% in 2019 through 2025, and 12.5% thereafter. This provision generally applies to entities that are subject to US net income tax with average annual gross receipts of at least $500 million and that have made foreign related-party deductible payments totaling 3% or more of the entities’ total deductions for the year.
The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to reinsurance premiums paid to PartnerRe Bermuda is 1% of gross premiums.
Legal Proceedings
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation and disputes, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance contracts. While the outcome of any such litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
For information regarding legal proceedings, see Note 15(d) to the Consolidated Financial Statements in Item 18 of this report.
C. Organizational Structure
The Company's Class A common shares are owned by EXOR Nederland N.V., whose ultimate parent is EXOR N.V., an investment holding company listed on the Milan Stock Exchange. The Company has also issued Class B and Class C shares to certain executives and directors of the Company.
In addition to the Company, significant investments of EXOR N.V. include Ferrari, Stellantis N.V., CNH Industrial and Juventus Football Club.

The Company’s principal operating subsidiaries at December 31, 2021 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
Partner Reinsurance Asia Pte. Ltd.	Singapore	100%
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
The financial information for the years ended December 31, 2021, 2020 and 2019 presented below is based on, or has been derived from, and should be read in conjunction with, the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report. The financial results below are presented in U.S. dollars as the reporting currency.
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
Non-life Reinsurance Operations
The Company generates its non-life reinsurance revenue from premiums. Premium rates and overall terms and conditions vary depending on market conditions. The Company writes a large majority of its non-life business on a treaty basis with the majority renewing on January 1. The remainder of this business renews at other times during the year. In addition to treaty business, the Company writes direct and facultative business which renews throughout the year.
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
The non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has experienced soft market conditions with either general decreases, no changes, or marginal improvements, in pricing and profitability. During 2020, the COVID-19 pandemic led to price increases for many of the Company's lines of business, despite an influx of new capital to the market. During 2021, certain lines of business showed meaningful premium growth due to the return of economic activity and the upward momentum in pricing continued, although concentrated more specifically in loss-affected lines.
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
During 2021, the Company continued to execute its growth strategy in the Life and Health segment by continuing to increase new business volume in life business and hiring additional employees to support further growth in this segment.
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
Strategic Initiatives
The Company's key strategy is to focus on reinsurance of business written by our cedants, and not compete with our clients through directly writing or assuming insurance risks. The Company is focused on striking the right balance between top down and bottom up risk selection by broadening scope and client penetration for well-understood, efficient risk classes and keeping a selective approach for less predictable risk patterns. Among the Company's strategic priorities are growing the non-life footprint with selected clients and brokers, including through retrocession to third party capital vehicles and using retrocession to enhance balance sheet strength and growing the Life and Health book in targeted product segments and geographies. The Company will continue to execute its growth strategy in the Life and Health segment by continuing to increase new business volume and leveraging new talent hired to support further growth in this segment.
Reinsurance Market Outlook
The Company believes that overall, reinsurance will broadly remain a cyclical market, albeit of less amplitude, primarily as a result of capital inflows and outflows, and that the cycles will become more specific and local, with less global amplitude. The current macro condition with inflation, supply chain constraints and climate change concerns will continue to keep pressure, both on primary and reinsurance rates for the foreseeable future.
The outlooks for 2022 for each of the Company's segments are summarized as follows:
2022 P&C Segment Outlook
During the January 1, 2022 renewals, the Company observed improving pricing trends, especially within casualty and professional lines as well as in the property catastrophe business, particularly in the loss-affected accounts. In spite of a competitive reinsurance market with adequate overall capacity, the Company was able to maintain, and in certain instances, grow its premium base at favorable rates.
2022 Specialty Segment Outlook
During the January 1, 2022 renewals, the Company generally observed improved pricing, particularly in cyber and in property classes, where market participants held firm on both loss-affected and non loss-affected accounts. Incumbency and our ability to trade across multiple lines were key to achieving our signings.
2022 Life and Health Outlook
The January 1, 2022 renewal for life business is not significant, as only a limited portion of the premiums written associated with the life portfolio is short-term business. Management expects continued growth in the Company’s life portfolio in 2022 assuming constant foreign exchange rates, mainly due to growth in Asia, Canada, Europe and the United States. Pricing conditions are not expected to materially differ from 2021.
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
Liability funds represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 55% of the total invested assets at December 31, 2021 and 2020, respectively.
Capital funds represent total capital of the Company, which includes shareholders' equity and debt liabilities, and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 45% of the total invested assets at December 31, 2021 and 2020, respectively.
While there will be periods where capital fund investments may earn less than the risk-free rate of return, or potentially produce negative results, the Company believes the rewards for assuming these risks in a disciplined and measured way will produce a positive excess return to the Company over time. Additionally, since a portion of our investment risks are not fully correlated with the Company’s reinsurance risks, this increases the overall diversification of the Company’s total risk portfolio.
The Company employs a prudent investment philosophy. It maintains a high quality, well-balanced and liquid portfolio with total investment return achieved through a combination of optimizing current investment income and pursuing capital appreciation.
The Company’s investment strategy allows for the use of certain derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, equity option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities, and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the

Board. At December 31, 2021, the Company had no significant financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
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
In 2021, the Company's investment portfolio was impacted by increases in worldwide risk-free rates and changes in portfolio mix resulting in higher net investment income. As interest rates are currently below book yields, management expects a slight decrease in net investment income in 2022.
A. Operating Results
At December 31, 2021 and 2020, EXOR Nederland N.V. held 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. The common shares are not listed. Accordingly, per share data is not considered meaningful to present.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s net income or loss for the years ended December 31, 2021, 2020 and 2019 include the following:
•The effects of the COVID-19 pandemic and related economic impacts
•Large catastrophic and large loss events impacting Non-life segment underwriting results
•Volatility in capital markets impacting investment results, and
•Foreign exchange rate fluctuations.
These factors, as well as other factors described below, may continue to affect our results of operations and financial condition in the future. Each of these key factors is discussed further in the Review of Net Income or Loss section below for each of the years ended December 31, 2021, 2020 and 2019.
Review of Net Income or Loss
The components of net income or loss for the years ended December 31, 2021, 2020 and 2019 are presented in the Company’s Consolidated Statements of Operations, and in the breakdown by segment in Note 18 to the Consolidated Financial Statements, in Item 18 of this report.
Management analyzes the Company’s net income or loss in three parts: underwriting result, investment result, and corporate and other, which comprises the other components of net income or loss not allocated to the Company’s P&C, Specialty and Life and Health segments.

The net income or loss for the years ended December 31, 2021, 2020 and 2019 was comprised as follows (in millions of U.S. dollars):

	2021	2020	2019
Underwriting result
P&C	$202	$(72)	$40
Specialty	305	(232)	(60)
Total Non-life	$507	$(304)	$(20)
Life and Health (1)	16	2	1
	$523	$(302)	$(19)
Investment result	541	839	1,352
Corporate and other	(341)	(283)	(396)
Net income	$723	$254	$937

(1) Underwriting result excludes net investment income allocated to Life and Health as part of the allocated underwriting result of $81 million, $68 million and $72 million for the years ended December 31, 2021, 2020 and 2019, respectively. Allocated underwriting result is the metric management uses to measure results for the segment, as described below.
The components of net income (loss), and changes for the years presented above, are described below.
Underwriting Result
Underwriting result consists of technical result (which is net premiums earned less losses and loss expenses and acquisition costs) and other income (loss), less other expenses that are attributable to the respective segment. Underwriting result is a primary measure of underlying profitability for the Company’s core reinsurance operations, separate from the investment results, and is used to manage and evaluate the Company's Non-life segments (P&C and Specialty). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes underwriting result and net investment income allocated to Life and Health business. The Company believes that in order to enhance the understanding of its profitability, it is useful for our shareholders and other users of this report to evaluate the components of net income or loss separately and in the aggregate. Underwriting result should not be considered a substitute for net income or loss and does not reflect the overall profitability of the business, which is also impacted by investment results and other items included in Corporate and other above and discussed in more detail below in the Corporate and Other section.
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See Note 18 to the Consolidated Financial Statements included in Item 18 of this report for a description of the Company’s segments, a discussion on how the Company measures its segment results (including definitions and quantification of loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio) and a breakdown of net income or loss, including underwriting results by segment, for each of the years ended December 31, 2021, 2020 and 2019. Business reported in each segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
The effects of the COVID-19 pandemic and related economic impacts
The COVID-19 pandemic and the related economic impact is ongoing, and there continues to be significant uncertainty surrounding the full extent of the impact. For the year ended December 31, 2021, there were no changes in the Company's net non-life COVID-19 ultimate loss estimates, and the Company incurred additional COVID-19 losses in the Life and Health segment of $36 million. For the year ended December 31, 2020, the Company incurred $397 million of COVID-19 underwriting losses, net of retrocession and reinstatement premiums, which included $160 million in P&C (5.1 points on the P&C combined ratio), $211 million in Specialty (11.2 points on the Specialty combined ratio) and $26 million in Life and Health. These losses are attributable to business interruption and event cancellation related coverages, credit exposures in financial risks lines, and life and health business. The majority of the losses are classified as incurred but not reported reserves.
As discussed more fully in Item 3.D – Risk Factors, there remains significant uncertainty related to the full extent of COVID-19 losses. For example, a longer or more severe recession or continued inflationary pressure could increase the probability of losses and the associated claim costs. There are also potential legislative, regulatory and judicial actions that create significant uncertainty with respect to policy coverage and other issues. We continue to actively monitor information received from or reported by clients, brokers, industry actuaries, regulators, courts and others, and to assess that information in the context of our own portfolio.
Non-life Results
The Non-life underwriting results for 2021, 2020 and 2019 are comprised of premiums earned reduced for losses and loss expenses (including the impacts of COVID-19 described above, other large catastrophic and large loss events and net prior years' reserve development), acquisition costs and other expenses, as more fully described below.
Other large catastrophic and large loss events, excluding COVID-19
As the Company’s reinsurance operations are exposed to low-frequency and high-severity risk events, some of which are seasonal and climate related, results for certain periods may include unusually low loss experience, while results for other periods may include modest or significant loss experience driven by catastrophic losses. The Company generally considers losses greater than $35 million, net of retrocession and reinstatement premiums, to be large catastrophic or large loss events.
The impact of large catastrophic and large losses, excluding the effects of COVID-19 described above, on the Company’s underwriting results for the years ended December 31, 2021, 2020 and 2019 was as follows (in millions of U.S. dollars, except ratios):

	2021			2020			2019
	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life	P&C segment	Specialty segment	Total Non-life
Large catastrophic and large losses	$423	$60	$483	$47	$8	$55	$258	$42	$300
Impact on combined ratio	12.1%	3.3%	9.1%	1.5%	0.4%	1.1%	8.4%	2.1%	5.9%
The large catastrophic and large losses, net of retrocession and reinstatement premiums, were comprised as follows:
•2021: $483 million related to Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with these events
•2020: $55 million related to Hurricane Laura
•2019: $258 million related to Typhoons Hagibis and Faxai and Hurricane Dorian and $42 million related to a large aviation loss
Losses and loss expenses for 2021, 2020 and 2019 were also impacted by non-life prior years' reserve development. Non-life prior years' reserve development was $194 million favorable (3.6 points on the combined ratio) for 2021, $71 million adverse (1.4 points on the combined ratio) for 2020 and $57 million favorable (1.1 point on the combined ratio) for 2019. See Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.

P&C Segment
The components of underwriting result and the corresponding ratios for the P&C segment for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars, except ratios):

	2021	2020	2019
Gross premiums written	$4,541	$3,442	$3,579
Premiums ceded	(819)	(398)	(277)
Net premiums written	$3,722	$3,044	$3,302
Net premiums earned	$3,528	$3,163	$3,071
Losses and loss expenses	(2,391)	(2,389)	(2,167)
Acquisition costs	(864)	(784)	(783)
Technical result	$273	$(10)	$121
Other loss	—	(1)	(1)
Other expenses (1)	(71)	(61)	(80)
Underwriting result	$202	$(72)	$40
Loss ratio	67.8%	75.5%	70.6%
Acquisition ratio	24.5	24.8	25.5
Technical ratio	92.3%	100.3%	96.1%
Other expense ratio	2.0	1.9	2.6
Combined ratio	94.3%	102.2%	98.7%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The P&C segment represented 52%, 48% and 48% of total net premiums written in 2021, 2020 and 2019, respectively.
2021 compared to 2020
The underwriting result increased $274 million year-over-year, an improvement in the combined ratio of 7.9 points, driven by a decrease in the loss ratio of 7.7 points.
Gross written premiums increased by $1,099 million, or 32%. This increase was driven by growth in casualty and catastrophe lines, and was reflective of rate improvements and new business. Ceded written premium more than doubled year-over-year, driven by an increase in retrocession purchasing, including from the Company's third party capital vehicles, as well as growth in premiums written.
Net premiums earned increased 12%, primarily driven by an increased current underwriting year contribution from the increased production volume discussed above as well as premium exposure adjustments on prior underwriting years.
The loss ratio improved by 7.7 points, driven by an improvement in the current accident year attritional loss ratio, which benefited from portfolio reshaping in prior periods as well as rate increases. Large catastrophic losses for Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with these events during 2021 increased compared to 2020, which was impacted by COVID-19, Hurricane Laura and an aggregation of mid-sized loss events. Prior years' reserve development was 2.0 points favorable for 2021 and comparable to 2.1 points favorable for 2020.
The acquisition cost ratio of 24.5% and the other expense ratio of 2.0% for 2021 were comparable to the same ratio for 2020.
2020 compared to 2019
The underwriting result decreased $112 million year-over-year, for an increase in the combined ratio of 3.5 points, driven by an increase in the loss ratio of 4.9 points, partially offset by lower acquisition cost and other expense ratios.
Gross written premiums decreased by $137 million, or 4%, and net written premiums decreased by $258 million, or 8%. The decrease in gross premiums written and net premiums written was driven primarily by premium exposure adjustments resulting from the economic impact of COVID-19 and the Company's focus on portfolio optimization throughout 2020, which particularly impacted the motor line of business. Net premiums earned increased 3%, driven by premiums earned on prior underwriting years, which more than offset the impact of lower net premiums written in the current year.

The loss ratio increased by 4.9 points, driven primarily driven by COVID-19 related losses. Large catastrophic losses related to Hurricane Laura in 2020 were lower than large catastrophic losses related to Typhoons Hagibis and Faxai and Hurricane Dorian in 2019, however this was offset by the impact of an aggregation of mid-sized catastrophic and man-made losses during 2020. The increase in 2020 was also, to a lesser extent, driven by a lower level of favorable prior years' reserve development of $65 million, or 2.1 points, in 2020 as compared to $136 million, or 4.4 points, in 2019.
The acquisition cost ratio decreased by 0.7 points, driven by a lower level of experience refund accruals related to U.S. health business.
Specialty Segment
The components of underwriting result and the corresponding ratios for the Specialty segment for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars, except ratios):

	2021	2020	2019
Gross premiums written	$2,016	$1,935	$2,213
Premiums ceded	(227)	(153)	(76)
Net premiums written	$1,789	$1,782	$2,137
Net premiums earned	$1,802	$1,892	$1,987
Losses and loss expenses	(1,052)	(1,628)	(1,496)
Acquisition costs	(415)	(470)	(523)
Technical result	$335	$(206)	$(32)
Other expenses (1)	(30)	(26)	(28)
Underwriting result	$305	$(232)	$(60)
Loss ratio	58.4%	86.0%	75.3%
Acquisition ratio	23.0	24.8	26.3
Technical ratio	81.4%	110.8%	101.6%
Other expense ratio	1.7	1.4	1.4
Combined ratio	83.1%	112.2%	103.0%

(1) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Specialty segment represented 25%, 28% and 31% of total net premiums written in 2021, 2020 and 2019, respectively.
2021 compared to 2020
The underwriting result increased $537 million year-over-year, an improvement in the combined ratio of 29.1 points, driven by a decrease in the loss ratio of 27.6 points and a decrease in the acquisition cost ratio of 1.8 points.
Gross premiums written increased by $81 million, or 4%, and net premiums written were flat year-over-year. The increase in gross premiums written was driven primarily by increases in the aviation and energy lines of business, where economic activity returned, partially offset by reductions in agriculture and the Lloyd's net quota share (LNQS) portfolio resulting from strategic business mix decisions. Premiums ceded increased 48% year-over-year, driven by an increase in retrocession purchasing, including from the Company's third party capital vehicles. Net premiums earned decreased 5% primarily due to the Company's focus on portfolio optimization, and reflected the reductions in agriculture and the LNQS discussed above.
The loss ratio improved by 27.6 points, primarily driven by a decrease in large catastrophic and COVID-19 related losses and favorable prior years' reserve development. Prior years' reserve development was 6.9 points favorable for 2021 compared to 7.2 points adverse for 2020, with favorable development in 2021 driven by financial risks and aviation lines. The current accident year attritional loss ratio also improved due to changes in the mix of business to more profitable lines of business.
The decrease in acquisition costs and acquisition cost ratio by 1.8 points was primarily driven by changes in the mix of business discussed above.
2020 compared to 2019
The underwriting result decreased $172 million year-over-year, a deterioration in the combined ratio of 9.2 points, driven by an increase in the loss ratio of 10.7 points, partially offset by a decrease in the acquisition cost ratio of 1.5 points.

Gross premiums written decreased by $278 million, or 13%, and net premiums written decreased by $355 million, or 17%. Net premiums earned decreased by $95 million, or 5%. The decrease in gross and net premiums written and earned was driven primarily by premium exposure adjustments resulting from the economic impact of COVID-19, which particularly impacted the aviation line of business, and the Company's focus on portfolio optimization throughout 2020, including run-off of the LNQS.
The loss ratio deteriorated by 10.7 points, primarily driven by COVID-19 related losses and higher adverse prior years' reserve development of $136 million, or 7.2 points, compared to $79 million, or 4.0 points, in 2019. This was partially offset by an improvement in the current accident year attritional loss ratio.
The decrease in acquisition cost ratio of 1.5 points was primarily driven by a decrease in loss sensitive commissions and changes in the mix of business.
Life and Health Segment
The Company provides reinsurance of life and health related risks including mortality, morbidity and longevity. Reinsurance coverage is mainly provided to primary life insurers to protect against individual and group mortality and disability risks. The Company also provides reinsurance coverage mainly to primary life insurers who provide pensions or issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources.
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
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars):

	2021	2020	2019
Gross premiums written	$1,647	$1,499	$1,493
Premiums ceded	(24)	(24)	(23)
Net premiums written	$1,623	$1,475	$1,470
Net premiums earned	$1,627	$1,482	$1,467
Losses and loss expenses	(1,441)	(1,318)	(1,263)
Acquisition costs	(108)	(102)	(149)
Technical result	$78	$62	$55
Other income (1)	26	13	15
Other expenses (2)	(88)	(73)	(69)
Underwriting result	$16	$2	$1
Net investment income	81	68	72
Allocated underwriting result	$97	$70	$73

(1) Other income represents fee income on deposit accounted contracts and longevity swaps.
(2) The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Life and Health segment represented 23%, 24% and 21% of total net premiums written in 2021, 2020 and 2019, respectively.
Allocated underwriting result
The underwriting result for Life and Health is increased by net investment income, related to both assets backing reserves and assets backing capital, allocated to this segment to determine allocated underwriting result. See Investments Results section below for further details on net investment income.

2021 compared to 2020
The allocated underwriting result increased $27 million, or 39%, year-over-year, driven by an increase in the underwriting result and an increase in the allocated net investment income.
Gross and net premiums written increased by $148 million, or 10%, and net premiums earned increased by $145 million, or 10%. These increases were primarily driven by growth in the Company's long-term protection business, partially offset by decreases in short-term protection business.
Losses and loss expenses increased by $123 million, or 9%, due primarily to growth in the business, comparatively higher COVID-19 losses on protection products and a lower level of gains on recaptures in the long-term business, partially offset by an improvement in the short-term protection business. Acquisition costs increased 6% during the year in line with growth in the business.
Other income increased by $13 million, or 100%, driven primarily by growth in non-risk transfer business. Other expenses increased by $15 million, or 21%, due to a higher number of full-time equivalents to support growth.
Allocated net investment income increased $13 million, or 19%, as a higher average reserve balance during 2021 compared to 2020 led to a higher allocated asset base and investment income.
2020 compared to 2019
The allocated underwriting result decreased $3 million, or 4%, year-over-year. The underwriting result was flat year-over-year, while allocated net investment income decreased slightly.
Gross and net premiums written were flat year-over-year and net premiums earned increased by $15 million or 1%, due to growth in the Company's longevity business, offset by decreases in short-term protection business.
Losses and loss expenses increased by $55 million, or 4%, primarily due to COVID-19 impacts and growth in longevity and long term mortality business. In addition, while the Company reduced its short term life business, adverse development in this business contributed to higher relative losses in 2020. This was partially offset by the favorable impact of recaptures of certain treaties in the European region, which resulted in a net gain of $28 million recorded as a reduction to losses and loss expenses in 2020. Acquisition costs decreased $47 million, or 32%, during the year mainly due to changes in the mix of business.
Other income decreased by $2 million, or 13%, and was offset by an increase in other expenses of $4 million, or 6%, and allocated net investment income decreased $4 million, or 6%.
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

The components of the investment result for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars):

	2021	2020	2019
Net investment income (1)	$376	$361	$449
Net realized and unrealized investment gains	38	454	887
Interest in earnings of equity method investments	127	24	16
Total investment result	$541	$839	$1,352

(1) Includes amounts allocated to the Life and Health segment as presented in Results by Segment above.
Net Investment Income
Net investment income by asset type for the years ended December 31, 2021, 2020 and 2019 is included in Note 4(b) to the Consolidated Financial Statements in Item 18 of this report and is summarized below (in millions of U.S. dollars):

	2021	2020	2019
Fixed maturities, short-term investments and cash and cash equivalents	$306	$302	$407
Other invested assets	90	89	69
Equities	13	4	(6)
Funds held and other (1)	18	17	18
Investment expenses	(51)	(51)	(39)
Net investment income	$376	$361	$449
Net investment income increased in 2021 compared to 2020 driven by the impact of re-allocations to investment grade corporate bonds and higher reinvestment rates due to increases in worldwide risk-free rates in 2021. Net investment income decreased in 2020 compared to 2019 driven by the impact of lower reinvestment rates due to significant decreases in worldwide risk-free rates in the first quarter of 2020.
Net Realized and Unrealized Investment Gains
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
See Note 4(a) to the Consolidated Financial Statements in Item 18 of this report for details of realized investment gains and losses and changes in unrealized investment gains and losses by investment type. Investment results for the years ended December 31, 2021, 2020 and 2019 were significantly impacted by the volatility in the capital markets with the Company reporting Net realized and unrealized investment gains or losses, included in net income or loss, as follows (in millions of U.S. dollars):

	2021	2020	2019
Net realized investment gains	$201	$16	$251
Change in net unrealized investment (losses) gains	(163)	444	639
Impairment loss on investments in real estate	—	(6)	(3)
Net realized and unrealized investment gains	$38	$454	$887
The net realized and unrealized investment gains of $38 million in 2021 were driven by net realized and unrealized investment gains of $300 million on other invested assets and net realized and unrealized investment gains on equities of $277 million, partially offset by net realized and unrealized investment losses of $539 million on fixed maturities and short-term investments. Gains on other invested assets were primarily driven by unrealized gains on private equity investments. Gains on equities were also primarily unrealized and were due to increases in worldwide equity markets, and also included a large realized gain on the sale of a preferred share investment. Losses on fixed maturities and short-term investments were primarily unrealized and driven by increases in worldwide risk free rates and losses on real estate sector investments in the Company's Asia high yield portfolio, partially offset by narrowing credit spreads.

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
See also Notes 3 and 4(a) to the Consolidated Financial Statements in Item 18 for further details.
Interest in Earnings of Equity Method Investments
The interest in earnings of equity method investments for 2021 of $127 million primarily reflect unrealized gains in the value of real estate assets held by an equity method investee, Almacantar, a privately held real estate investment and development group, and realized and unrealized gains on private equity funds and New York real estate funds. The interest in earnings of equity method investments in 2020 and 2019 of $24 million and $16 million, respectively, primarily reflected gains on private equities, partially offset by a decrease in value of real estate assets held by Almacantar.
Corporate and Other
The following are components of net income (in millions of U.S. dollars), excluding amounts that the Company includes in investment results or allocates to segments, in line with the way the Company manages its business, as described above.

	2021	2020	2019
Other expense, net of other income, not allocated to the segments (1)	$(207)	$(195)	$(192)
Losses and loss expenses (2)	—	—	3
Interest expense	(56)	(39)	(40)
Loss on redemption of debt	—	—	(15)
Amortization of intangible assets	(9)	(10)	(12)
Net foreign exchange losses	(31)	(52)	(87)
Income tax (expense) benefit	(38)	13	(53)
Corporate and Other	$(341)	$(283)	$(396)

(1) The Company allocates certain other expenses that vary with business written to its operating segments. Refer to Underwriting Results section above for tables that include Other expense and Other income amounts allocated to each of the three segments.
(2) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019. Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019. There were no incurred losses or non-life reserves allocated to Corporate and Other during 2021 or 2020.

Other Expenses
The Company's Other expenses are included in the underwriting result and in Corporate and Other, as described above. The Company’s total Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars, except ratios):

	2021	2020	2019
Other expenses	$399	$356	$370
Other expenses, as a % of total net premiums earned	5.7%	5.4%	5.7%
Other expenses of $399 million for 2021 increased by $43 million compared to 2020 primarily due to higher personnel expenses, driven by an increase in variable compensation related accruals and additional full-time equivalent employees, partially offset by a decrease in consulting and professional fees for accounting standard implementation projects.
Other expenses of $356 million for 2020 decreased by $14 million compared to 2019 primarily due to lower annual incentive and long term incentive payout for employees compared to the prior year, partially offset by an increase in consulting and professional fees for accounting standard implementation projects.
Interest Expense and Loss on Redemption of Debt
Interest expense of $56 million in 2021 increased by $17 million compared to 2020. The increase was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 (2050 Notes) during the third quarter of 2020. The proceeds from the issuance of the 2050 Notes, together with the proceeds of issuance of Series J preferred shares during the first quarter of 2021, were used to fully redeem the Series G, H and I preferred shares during the second quarter of 2021. These transactions are described more fully in Section B—Liquidity and Capital Resources below. The additional interest expense for the year was more than offset by the decrease in preferred dividends for 2021 compared to 2020.
Interest expense of $39 million in 2020 was comparable to $40 million for 2019. During the third quarter of 2020, the Company issued the 2050 Notes, and the additional interest expense related to this issuance was more than offset by the benefits of reduced interest expense from refinancing that took place in 2019.
The loss on redemption of debt of $15 million in 2019 related to the redemption of the $500 million Senior Notes due 2020, which included a make whole provision to compensate for future interest foregone as a result of the early retirement.
See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.
Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012, Aurigen in 2017 and Claim Analytics Inc. in 2018. The amortization expense for 2021 was comparable to 2020 and 2019. See Note 6 to the Consolidated Financial Statements in Item 18 for further details.
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
Net foreign exchange losses were $31 million for 2021 compared to losses of $52 million for 2020 and losses of $87 million for 2019. The losses in 2021 were driven by the strengthening of the U.S. dollar against certain major currencies (primarily the Euro, British Pound and Swiss Franc). The losses in 2020 were mainly driven by the weakening of the U.S. dollar against all major currencies (primarily the Canadian dollar, British Pound and Swiss Franc) and the cost of hedging, while losses in 2019 were mainly driven by the weakening of the U.S. dollar against certain major currencies and foreign currency hedging costs.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:
•the U.S. dollar ending exchange rate strengthened against almost all major currencies, with the exception of the Canadian dollar, at December 31, 2021 compared to December 31, 2020.

•the U.S. dollar average exchange rate for the year strengthened against most major currencies, with the exception of the Canadian dollar and British pound, in 2021 compared to 2020.
•the U.S. dollar ending exchange rate weakened against all major currencies at December 31, 2020 compared to December 31, 2019.
•the U.S. dollar average exchange rate for the year weakened against most major currencies, with the exception of the Canadian dollar, in 2020 compared to 2019.
The above fluctuations impacted individual line items of the Company’s Consolidated Balance Sheets and Consolidated Statement of Operations as well as the Change in currency translation adjustment included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report and in Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report. See also section B. Liquidity and Capital Resources—Currency for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.
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
The Company’s income tax expense (benefit) and effective income tax rate for the years ended December 31, 2021, 2020 and 2019 were as follows (in millions of U.S. dollars, except ratios):

	2021	2020	2019
Income tax (expense) benefit	$(38)	$13	$(53)
Effective income tax rate	5.0%	(5.4)%	5.3%
Income tax (expense) benefit and the effective income tax rate during 2021, 2020 and 2019 were primarily driven by the geographic distribution of the Company’s pre-tax income and losses between its various jurisdictions. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The Company did not make use of any direct support measures. It was only the Company’s U.S. subsidiaries that benefited from the CARES Act through the passage of modified tax loss carry-back rules that allow losses to be carried back to years with a higher tax rate. As a result, the Company’s U.S. subsidiaries realized a tax benefit of $35 million (or a reduction of 14.4 points on the effective tax rate) for the year ended December 31, 2020. See Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
B. Liquidity and Capital Resources
The following discussion on liquidity and capital resources principally focuses on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. See Risk Factors in Item 3.D for additional information concerning risks related to our business, strategy and operations.

Capital Adequacy
A key priority for management is to hold sufficient capital to meet all of the Company’s obligations to cedants, meet regulatory and rating agency requirements of the Group and the Company's regulated subsidiaries and support its position as one of the stronger reinsurers in the industry. Management closely monitors its capital needs and capital level throughout the reinsurance cycle and, in times of volatility and turmoil in global capital markets, actively takes steps to optimize the Company’s capital in order to achieve an appropriate balance of financial strength and shareholder returns. Capital management is achieved by either deploying or curtailing capital to fund business opportunities and, during times when the Company has excess capital and business opportunities are not so attractive, returning capital to its shareholders by way of dividends.
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
The Company's total capital (defined as total of debt liabilities and preferred and common shareholders’ equity) at December 31, 2021 and 2020 was as follows (in millions of U.S. dollars, except percentages):

	December 31, 2021		December 31, 2020
Senior notes due 2026	$844	9%	$915	10%
Senior notes due 2029	497	5	496	5
Junior subordinated notes due 2050	494	5	494	5
Capital efficient notes due 2066	62	1	62	1
Total debt (1)	$1,897	20%	$1,967	21%
Preferred shareholders’ equity, aggregate liquidation value	$200	2%	$637	7%
Common shareholder’s equity	7,344	78	6,690	72
Total shareholders' equity	$7,544	80%	$7,327	79%
Total capital	$9,441	100%	$9,294	100%

(1) The difference of $8 million between Total debt and Debt on the Consolidated Balance Sheet at December 31, 2020 is due to the Capital efficient notes (CENts). Non-consolidated debt issued externally related to CENts of $62 million does not appear in the Debt line of the Consolidated Balance Sheet as the finance entity that issued the debt (PartnerRe Finance II Inc.) was not consolidated at December 31, 2020. As a result, the Consolidated Balance Sheet at December 31, 2020 included the related intercompany notes of $70 million issued by PartnerRe U.S Corporation to PartnerRe Finance II Inc. PartnerRe Finance II Inc. was consolidated during 2021 and the externally issued debt is included in Debt on the Consolidated Balance Sheet at December 31, 2021.
Total capital of $9.4 billion at December 31, 2021 was up 1.6% compared to December 31, 2020 primarily due to an increase in common shareholder's equity, offset by net redemptions of preferred shares and foreign exchange movements on Euro denominated debt, described as follows:
•Common shareholder's equity increased 9.8% during 2021, driven by the comprehensive income of $790 million for the year, partially offset by common and preferred share dividends totaling $129 million.
•During the first quarter of 2021, the Company issued 8 million 4.875% fixed rate non-cumulative redeemable perpetual preferred shares (the Series J Preferred Shares) at a liquidation value per share of $25 for total gross proceeds of $200 million. The proceeds, together with the proceeds from the Junior subordinated notes due 2050, were used to complete preferred shared refinancing activities initiated in 2020 by fully redeeming the Series G, H and I preferred shares during the second quarter of 2021 for an aggregate liquidation value of $637 million. The Company incurred a loss on redemption of $21 million, related to the preferred share issuance costs that were included in Additional paid-in-capital at issuance, and upon redemption were expensed, with no net impact to Common shareholder's equity.
•The decrease in senior notes due 2026 is due to the foreign exchange impact of translating the Euro denominated debt into U.S. dollars, the Company's reporting currency.

Aside from regular interest payments on debt, which are expected to be approximately $55 million per annum based on interest rates at December 31, 2021 (Senior notes due 2026: $11 million, Senior notes due 2029: $19 million, Junior subordinated notes due 2050: $23 million, CENts: $2 million), the Company has no contractual debt repayment obligations until 2026 as shown in the table above.
Dividend payments on the Series J Preferred Shares are non-cumulative and the shares will remain outstanding into perpetuity unless called by the Company, which is first permissible on March 15, 2026. The Company expects to pay dividends on these preferred shares of approximately $10 million per annum in the period during which they remain outstanding. The Company’s dividend policy is to declare and pay regular and special dividends on its common shares, with the regular dividends declared and paid for three quarters in the calendar year and the special dividend declared and paid annually. On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa, under which Covéa will acquire PartnerRe’s common shares. Pursuant to that definitive agreement, certain dividends may not be paid on common shares absent consent. The annual interest and common and preferred share dividend obligations are expected to be funded using net cash flows from operating activities.
The Company's shelf registration statement on Form F-3 under the Securities Act provides for future offerings of securities, including preferred shares and debt securities, up to a certain aggregate offering price limit, allowing for efficient access to capital markets. The remaining unused limit under our shelf registration is $200 million.
PartnerRe Ltd. has fully and unconditionally guaranteed the obligations related to debt issued to third parties by its finance subsidiaries as follows:
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
In March 2020, the SEC updated guidance on financial disclosures about Guarantors and Issuers of Guaranteed Securities and Affiliates Whose Securities Collateralize a Registrant’s Securities. We adopted the new disclosure requirements under the updated guidance effective for the year ended December 31, 2021. The issuers of the guaranteed securities are finance subsidiaries, and PartnerRe Ltd. has provided a full and unconditional guarantee for the securities, and none of PartnerRe Ltd.'s subsidiaries provides a guarantee on the debt obligations.
See Notes 9, 10 and 11 to the Consolidated Financial Statements in Item 18 of this report, for a further discussion related to the Company's indebtedness, guarantees and shareholders' equity, and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2021. See also Consolidated Statements of Shareholders' Equity within the Consolidated Financial Statements in Item 18 of this report.
Liquidity and Cash Flows
Liquidity is a measure of the Company’s ability to access sufficient cash flows to meet the short-term and long-term cash requirements of its business operations.
The Company aims to be a reliable and financially secure partner to its cedants. This means that the Company must maintain sufficient liquidity at all times so that it can support its cedants by settling claims quickly. The Company generates cash flows primarily from its underwriting and investment operations. Management believes that a profitable, well-run reinsurance organization will generate sufficient cash from premium receipts and investment income to pay claims, acquisition costs and other expenses in most years. To the extent that underwriting cash flows are not sufficient to cover operating cash outflows in any year, the Company may utilize cash flows generated from investments and may ultimately liquidate assets from its investment portfolio. Management ensures that its liquidity requirements are supported by maintaining a high quality, well balanced and liquid investment grade investment portfolio, and by matching within certain risk tolerance limits the duration and currency of its investments with that of its net reinsurance liabilities.
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2021 and 2020, the Company held cash and cash equivalents of $661 million and $2,351 million, respectively.

The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities, which includes cash flows related to underwriting operations and net investment income, was $1,233 million in 2021 compared to $1,125 million in 2020 and $999 million in 2019. The increase in 2021 compared to 2020 was primarily driven by increased cash flow from underwriting operations for the non-life business, due to decreases in payments for attritional losses arising from a mix of business change to more profitable lines and improved margins from prior underwriting years, which was partially offset by a premium paid for a loss portfolio transfer and adverse development cover (refer to Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for further details) and a decrease in cash flow from underwriting operations for the life business due to an increase in losses paid. The increase in 2020 compared to 2019 was driven by increased cash flow from underwriting operations, due to increased premium collections in line with business growth in certain lines of business, partially offset by loss payments related to large catastrophic and large loss events, and to a lesser extent, higher payments for attritional losses.
Net cash used in investing activities was $2,329 million in 2021 compared to $633 million in 2020 and $118 million in 2019. The net cash used in investing activities in 2021 was primarily driven by net purchases of fixed maturities and other invested assets, offset by net sales and redemptions of short term investments. The net cash used in investing activities in 2020 was primarily driven by net purchases of fixed maturities, offset by net sales of short term investments and other invested assets. The net cash used in investing activities in 2019 was primarily driven by purchases of other invested assets and short-term investments, offset by net sales of fixed maturities.
Net cash used in financing activities was $573 million in 2021 compared to net cash provided by financing activities of $328 million in 2020 and net cash used in financing activities of $268 million in 2019. The net cash used in financing activities in 2021 was driven primarily by the redemption of the Company's Series G, H and I preferred shares and payment of common and preferred dividends, partially offset by the issuance of Series J preferred shares. The net cash from financing activities in 2020 was driven primarily by the issuance of junior subordinated notes, partially offset by the redemption of preferred shares and dividends paid to common and preferred shareholders. The net cash used in financing activities in 2019 was driven primarily by dividends paid to common and preferred shareholders.
In 2022, the Company expects to continue to generate positive operating cash flows, absent unknown events or catastrophic events or unanticipated factors that could result in negative operating cash flows in the future. Specifically, the Company expects cash flows from operating activities to continue to be sufficient to cover claims payments.
The Company’s ability to pay common and preferred shareholder dividends, interest payments on debt, and certain corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory framework. On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa, under which Covéa will acquire PartnerRe’s common shares. Pursuant to that definitive agreement, certain dividends may not be paid on common shares absent consent. The reinsurance subsidiaries’ dividend restrictions at December 31, 2021 are described in Note 11 to the Consolidated Financial Statements in Item 18 of this report.
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
Historically, the Company, through its operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as variability in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available or liquidate a portion of its high quality and liquid investment portfolio. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents totaled $20.4 billion at December 31, 2021, of which $14.5 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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
Leases and Other Operating Agreements
The Company leases office space under operating leases expiring in various years through 2038. At the lease commencement, the Company determines the classification of each lease as either a finance lease or an operating lease. The Company currently only has leases classified as operating. The Company has lease commitments of $4 million related to leases that will not commence until 2022, with contractual lease terms of up to 8 years. As these leases have not yet commenced, the commitments are not included in the Consolidated Balance Sheet at December 31, 2021 but are included in the table below. Lease payments are expected to be funded using net cash flows from operating activities. The table below shows the Company's expected obligations under the operating lease agreements at December 31, 2021 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating leases	$101.7	$13.8	$28.7	$23.5	$35.7
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $34 million, which are expected to be funded using net cash flows from operating activities. The table below shows the expected obligations under the operating agreements at December 31, 2021 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Other operating agreements	$34.4	$19.2	$11.3	$2.0	$1.9

Investments
The Company’s total invested assets of $20,453 million and $20,178 million at December 31, 2021 and 2020, respectively, are comprised of total investments, cash and cash equivalents, and accrued interest. The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2021 and 2020 were as follows (in millions of U.S. dollars, except percentages):

	December 31, 2021		December 31, 2020
Fixed maturities	$14,071	72%	$12,786	73%
Short-term investments	205	1	416	2
Equities	1,752	9	1,496	8
Investments in real estate	68	—	68	—
Other invested assets	3,601	18	2,968	17
Total investments (1)	$19,697	100%	$17,734	100%

(1)In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $661 million and $2,351 million at December 31, 2021 and 2020, respectively, and accrued interest of $95 million and $92 million at December 31, 2021 and 2020, respectively.
The majority of the Company’s investments are carried at fair value with changes in fair value included in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. Refer to Investment Result above in the Operating results section and Notes 3, 4 and 5 to the Consolidated Financial Statements for further details of the composition of the investments and changes in unrealized gains or losses on investments. The total fixed maturities and short-term investments portfolio of $14,276 million at December 31, 2021 has increased compared to December 31, 2020 of $13,202 million, driven by a reallocation of funds from cash and cash equivalents into fixed maturities (primarily corporate bonds) and the investment of positive operating cash flows.
The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2021 were as follows (in millions of U.S. dollars, except percentages):

			Credit Rating (1)
December 31, 2021	Amortized cost	Fair Value	AAA	AA	A	BBB	Below investment grade	Unrated
Fixed maturities
U.S. government and sponsored enterprises	$2,173	$2,119	$—	$2,119	$—	$—	$—	$—
U.S. states, territories and municipalities	89	108	1	10	2	—	—	95
Non-U.S. sovereign government, supranational and government related	2,174	2,181	1,427	475	260	19	—	—
Corporate	5,505	5,442	6	216	1,489	3,380	285	66
Asset-backed securities	17	17	—	—	—	—	17	—
Residential mortgage-backed securities	4,223	4,204	445	3,759	—	—	—	—
Fixed maturities	$14,181	$14,071	$1,879	$6,579	$1,751	$3,399	$302	$161
Short-term investments	213	205	24	173	—	—	7	1
Total fixed maturities and short-term investments	$14,394	$14,276	$1,903	$6,752	$1,751	$3,399	$309	$162
% of Total fixed maturities and short-term investments			13%	47%	13%	24%	2%	1%

(1)All references to credit rating reflect Standard & Poor’s (or estimated equivalent) ratings. Investment grade reflects a rating of BBB- or above.

At December 31, 2021, approximately 98% of the Company’s fixed maturity and short-term investments were publicly traded and approximately 97% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, average yield to maturity and expected average duration of the Company’s fixed maturities and short-term investments at December 31, 2021 and 2020 were as follows:

	December 31, 2021		December 31, 2020
Average credit quality	AA-		AA
Average yield to maturity	2.7%		1.6%
Expected average duration	4.0	years	2.3	years
The average credit quality of fixed maturities and short-term investments changed to AA- at December 31, 2021 from AA at December 31, 2020, primarily due to an increased allocation to BBB rated corporate bonds in 2021 compared to 2020. The average yield to maturity on fixed maturities and short-term investments increased by 1.1% primarily due to the impact of re-allocations to investment grade corporate bonds and increases in worldwide risk-free interest rates in 2021. At December 31, 2021 and 2020, the expected average duration of fixed maturities and short-term investments was 4.0 years and 2.3 years, respectively, compared to the duration of reinsurance liabilities of approximately 4.3 years at December 31, 2021 and 2020. The increase in expected average duration of fixed maturities and short-term investments reflects the impact of rising risk-free rates on U.S. residential mortgage-based securities and callable instruments.
Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2021 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2021	Cost	Fair Value
One year or less	$1,117	$1,086
More than one year through five years	4,275	4,235
More than five years through ten years	2,948	2,971
More than ten years	1,814	1,763
Subtotal	$10,154	$10,055
Mortgage/asset-backed securities	4,240	4,221
Total	$14,394	$14,276
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2021 were as follows (in millions of U.S. dollars, except percentages):

December 31, 2021	U.S.	Foreign	Total Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Financial services	$712	$921	$1,633	30%
Consumer cyclical	514	117	631	12
Real estate	416	90	506	9
Utilities	326	140	466	9
Consumer non-cyclical	366	94	460	9
Industrial	358	95	453	8
Energy	216	136	352	7
Communications	284	9	293	5
Technology	290	—	290	5
Insurance	151	72	223	4
Basic materials	63	49	112	2
Diversified	—	23	23	—
Total	$3,696	$1,746	$5,442	100%
% of Total	68%	32%	100%
At December 31, 2021, other than the U.S., no country accounted for more than 10% of the Company’s corporate bonds. At December 31, 2021, the ten largest issuers accounted for 12% of the corporate bonds held by the Company (3% of total investments and cash and cash equivalents) and no single issuer accounted for more than 2% of total corporate bonds (1% of total investments and cash and cash equivalents).
Within the finance sector, 95% of corporate bonds were rated investment grade and 41% were rated A- or better at December 31, 2021.
Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential mortgage-backed securities by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2021 were as follows (in millions of U.S. dollars, except percentages):

	Credit Rating (1)
December 31, 2021	GNMA (2)	GSEs (3)	AAA	AA	A	Below investment grade / Unrated	Fair Value
Asset-backed securities, non-U.S.	$—	$—	$—	$—	$—	$17	$17
Residential mortgage-backed securities
U.S.	$355	$3,400	$443	$—	$—	$—	$4,198
Non-U.S.	—	—	2	4	—	—	6
Residential mortgage-backed securities	$355	$3,400	$445	$4	$—	$—	$4,204
Total	$355	$3,400	$445	$4	$—	$17	$4,221
% of Total	8%	81%	11%	—%	—%	—%	100%

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
Short-term Investments
Short-term investments include U.S. and non-U.S. government obligations and corporate bonds. Short-term investments were $205 million at December 31, 2021, down from $416 million at December 31, 2020, primarily due to reallocations to fixed maturities. At December 31, 2021, 96% of short-term investments were rated BBB or higher by Standard & Poor’s (or estimated equivalent).
Equities
Investments in equities increased to $1,752 million at December 31, 2021 from $1,496 million at December 31, 2020. The increase in equities was driven by $277 million of net realized and unrealized investment gains on equities, which were primarily unrealized. The gains included $115 million of net unrealized gains on two Exor managed public equity funds, which represented $1,154 million, or 66% at December 31, 2021, and $1,039 million, or 69% at December 31, 2020, of the Company's total Equities. See also Notes 3, 4 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details for Equities.
Investments in Real Estate
Investments in real estate relate to the Company's London-based real estate investments and are valued at cost, less any write down for impairment when the changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. The carrying value of the investments in real estate at December 31, 2021 and December 31, 2020 was $68 million. See also Note 2(g) to the Consolidated Financial Statements in Item 18 of this report for further details.
Other Invested Assets
Other invested assets are comprised of investments in corporate loans, notes and loans receivable and notes securitization, private equities, and derivative instruments accounted for at fair value in addition to certain investments that are accounted for using the equity method of accounting. At December 31, 2021 and 2020, Other invested assets totaled $3,601 million and $2,968 million, respectively.
Other invested assets includes a portfolio of third-party, individually managed privately issued corporate loans carried at fair value of $1,470 million at December 31, 2021, which increased from $1,326 million at December 31, 2020, driven by net purchases during the year. These corporate loans include $1,032 million and $851 million at December 31, 2021 and 2020, respectively, of U.S. bank loans under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2021 was BB/BB- with the single largest issuer being 2.7% of the Company's individually managed corporate loan portfolio. The corporate loan portfolio also included $438 million and $475 million, respectively, of other privately issued corporate loans at December 31, 2021 and 2020.
Other invested assets also includes private equities (mainly third party private equity funds) with a fair value of $1,281 million at December 31, 2021, which increased from $757 million at December 31, 2020, driven by net unrealized gains and investments in two new Exor managed private equity funds in 2021. At December 31, 2021, the carrying value of the investments in the two Exor managed funds totaled $468 million.
The largest single investment accounted for under the equity method in Other invested assets is an investment in Almacantar of $561 million at December 31, 2021, which increased from $494 million at December 31, 2020, reflecting unrealized gains in the value of real estate assets held by Almacantar.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e) to the Consolidated Financial Statements in Item 18 of this report for further details), with unfunded capital commitments. As of December 31, 2021, the Company expects to fund capital commitments totaling $687 million with $335 million, $130 million, $106 million, $25 million, and $91 million to be paid during 2022, 2023, 2024, 2025 and 2026, respectively. These obligations are expected to be funded using net cash flows from operating and investing activities.
See Notes 3, 4, 5, 15 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details.

Payables for securities purchased
Payables for securities purchased arise primarily due to timing differences between the trade date and the settlement date for securities purchased, and are expected to be paid in less than one year. At December 31, 2021, the Company had outstanding balance related to payables for securities purchased totaling $202 million, which are expected to be funded using net cash flows from investing activities.
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
At December 31, 2021 and 2020, the Company recorded $562 million and $705 million, respectively, of funds held assets. The majority of the funds held assets relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
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
Non-life Reserves
Loss reserves represent estimates of amounts an insurer or reinsurer ultimately expects to pay in the future on claims incurred at a given time, based on facts and circumstances known at the time that the loss reserves are established. It is possible that the total future payments may exceed, or be less than, such estimates. There is significant uncertainty in loss reserve estimates as, among other things, they are based on predictions of future developments and estimates of future trends in claim severity, frequency and other variable factors such as inflation. During the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Despite such adjustments, the ultimate future liability may exceed or be less than the revised estimates.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2021 and 2020 were as follows (in millions of U.S. dollars):

	December 31, 2021	December 31, 2020
P&C segment	$8,747	$7,938
Specialty segment	3,301	3,457
Gross non-life reserves	$12,048	$11,395
Ceded non-life reserves	(1,533)	(782)
Net non-life reserves	$10,515	$10,613

Gross non-life reserves increased from December 31, 2020 to December 31, 2021 mainly due to the impact of the large catastrophic losses from Hurricane Ida, Winter Storm Uri, the European Floods and related losses under aggregate covers. Net non-life reserves decreased between December 31, 2020 and December 31, 2021 mainly due to increased purchasing of reinsurance, the impact of a loss portfolio transfer and adverse development cover agreement entered into during 2021 and the strengthening of the U.S dollar against major currencies. The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2021, 2020 and 2019 are presented and discussed further in Note 7(a) to the Consolidated Financial Statements in Item 18 of this report.
The net favorable loss development on prior accident years was $194 million for the year ended December 31, 2021, resulting from favorable loss emergence across both the P&C and Specialty segments. See Note 7(a) to the Consolidated Financial Statements in Item 18 for further details related to the 2021 net favorable loss development compared to unfavorable and favorable development in 2020 and 2019, respectively.
See also Note 7(c) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2021 for total non-life and each of the P&C and Specialty segments.
The gross reserves reported by cedants (case reserves), those estimated by the Company, including additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR), and the total gross, ceded and net loss reserves recorded for the Company’s non-life operations were as follows at December 31, 2021 (in millions of U.S. dollars):

Reserving lines	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$3,362	$83	$5,302	$8,747	$(1,228)	$7,519
Specialty	$1,520	$58	$1,723	$3,301	$(305)	$2,996
Total Non-life reserves	$4,882	$141	$7,025	$12,048	$(1,533)	$10,515
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2021. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net non-life reserves recorded by the Company and the range of actuarial estimates at December 31, 2021 were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$7,519	$8,543	$6,112
Specialty	$2,996	$3,257	$2,558
Total net Non-life reserves	$10,515
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $10,515 million of net non-life reserves at December 31, 2021, a portion of this is considered to have a long reporting tail, including the Company’s exposure to asbestos and environmental claims. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
The timing of actual loss payments related to the non-life reserves is not contractual and may vary significantly from the Company's current estimate of the expected timing and amounts of loss payments based on many factors, including large individual losses as well as general market conditions. The expected payout timing of non-life reserves are shown in the table below (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Total Non-life reserves	$12,048	$3,994	$3,770	$1,794	$2,490
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
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2021 was as follows (in millions of U.S. dollars):

	P&C	Specialty
A Priori Loss Ratio +5%	472	185
Loss Development Factors (up to 10 years) 6 months longer	659	780
Tail Loss Development Factors higher by 5% (1)	371	97

A Priori Loss Ratio -5%	(472)	(185)
Loss Development Factors (up to 10 years) 6 months faster	(348)	(144)
Tail Loss Development Factors lower by 5% (1)	(281)	(64)

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
During 2021, 2020 and 2019, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior years' reserve development for each segment for the years ended December 31, 2021, 2020 and 2019 is presented in Note 7 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2021 were as follows:
•P&C: Aggregate losses reported in 2021 for the P&C segment were better than Company's expectations as losses for most lines of business continue to emerge below expectations. This was partially offset by adverse activity primarily in casualty, professional lines and catastrophe lines of business.
•Specialty: Aggregate losses reported in 2021 for the Specialty segment were lower than Company’s expectations with losses for most underwriting years better than expected. This was partially offset by adverse activity primarily in engineering and agriculture lines.
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
The Company’s gross and net reserves for the Life and Health segment at December 31, 2021 and 2020 were as follows (in millions of U.S. dollars):

	December 31, 2021	December 31, 2020
Case reserves	$576	$498
IBNR reserves	1,066	1,199
Reserves for future policy benefits	996	1,007
Total gross Life and Health reserves	$2,638	$2,704
Ceded reserves	(21)	(36)
Net Life and Health reserves	$2,617	$2,668
The decrease in the Life and Health reserves in 2021 was primarily due to foreign exchange movements, partially offset by overall growth of the business. The net incurred losses for the Company’s Life and Health reserves will generally exceed net paid losses in any one given year due to the long-term nature of the liabilities and the growth in the book of business.
The expected payout timing of Life and Health reserves on an undiscounted basis are shown in the table below (in millions of U.S. dollars). The timing of actual loss payments related to Life and Health reserves is not contractual and may vary significantly from the Company's current estimate of the expected timing and amounts of loss payments based on many factors. Life and Health reserves in the table below are presented on an undiscounted basis.

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Life and Health reserves	$3,434	$457	$632	$373	$1,972
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
•Longevity: Reserves for the annuity portfolio of reinsurance contracts within the longevity book are established following the reserving methodology discussed above for long-term traditional mortality. Some of these contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected.
For standard annuities, the main risk is a higher than expected increase in future life span in the medium to long term. Non-standard annuities are annuities sold by insurance companies to people with aggravated health conditions and are usually medically underwritten on an individual basis and the main risk is the inadequate assessment of the future life span of the insured.
An example of the sensitivity of the Company’s best estimate gross reserves for Life and Health contracts to reserving assumptions by product line at December 31, 2021 was as follows (in millions of U.S. dollars, except percentages):

Reserving lines	Factors	Change	Increase to total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	+1%	$816
Mortality
Long-term and TCI	Mortality	+10%	$923
GMDB	Stock market performance	-10%	$3
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
At December 31, 2021 and 2020, the Company recorded $1,787 million and $901 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $1,554 million and $818 million, respectively, represents reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. The increase in the reinsurance recoverable during 2021 was primarily due to ceded losses for large catastrophic events as discussed in the Results by Segment in Item 5.A above, $357 million of ceded reserves under a loss portfolio transfer and adverse development cover agreement during 2021 as discussed in the Reserves section above and an increase in retrocession purchasing during the year, primarily from collateralized third party capital vehicles.
At December 31, 2021, the distribution of the Company’s reinsurance recoverable on paid and unpaid losses on total Non-life and Life and health reserves categorized by Standard & Poor’s rating of the reinsurer was as follows:

Rating Category	% of total reinsurance recoverable on unpaid losses
AA- or better	10%
A- to A+	20%
Less than A-	—%
Unrated	70%
Total	100%
At December 31, 2021, 30% of the Company’s reinsurance recoverable on total Non-life and Life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 43% at December 31, 2020. The remaining amounts included in Unrated were all collateralized as at December 31, 2021 and 2020. Refer to Note 8 to the Consolidated Financial Statements in Item 18 of this report for further details on collateralized reinsurance recoverables.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk in part due to its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar, and certain equity method investments denominated in British pounds.
At December 31, 2021, the value of the U.S. dollar strengthened against all major currencies, except for the slight weakening against the Canadian Dollar, compared to December 31, 2020, which resulted in a decrease in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies.
The currency translation adjustment account is a component of Accumulated other comprehensive income or loss in Shareholders’ equity. The reconciliation of the currency translation adjustment for the years ended December 31, 2021, 2020 and 2019 was as follows (in millions of U.S. dollars):

	2021	2020	2019
Currency translation adjustment at beginning of year	$(66)	$(60)	$(132)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss	43	(6)	72
Currency translation adjustment at end of year	$(23)	$(66)	$(60)
The currency translation adjustment account increased by $43 million during the year ended December 31, 2021 compared to a decrease of $6 million and an increase of $72 million during the years ended December 31, 2020 and 2019, respectively, due to the translation of the net assets of the Company’s subsidiaries and branches into U.S. dollars.
In addition, the Company has underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2021, 2020 and 2019.
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
Effects of Inflation
General economic inflation has increased and there is a risk of inflation remaining elevated for an extended period, which could cause claims and claim expenses to increase, impact the performance of our investment portfolio or have other adverse effects. This risk may be exacerbated by the steps taken by governments and central banks throughout the world in responding to the COVID-19 pandemic. The actual effects of the current and potential future increase in inflation on our results cannot be accurately known until, among other items, claims are ultimately settled. The onset, duration and severity of an inflationary period cannot be estimated with precision. We consider the anticipated effects of inflation on us in our loss reserves and on our investment portfolio. Our estimates of the potential effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The potential exists, after a large catastrophic loss, for the development of inflationary pressures in a local economy.
C. Research and Development, Patents and Licenses, etc.
Not applicable.
D. Trend Information
For a discussion of known trends, uncertainties and other events that are reasonably likely to have a material impact on the Company, see Operating Results in Item 5.B, Liquidity and Capital Resources of this report.
E. Critical Accounting Estimates
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
Under proportional treaties, which represented 74% of the Company’s total gross premiums written for the year ended December 31, 2021, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 26% of the Company’s total gross premiums written for the year ended December 31, 2021, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
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
The Company has estimated the future tax effects attributed to temporary differences and had a deferred tax asset at December 31, 2021 of $240 million, after a valuation allowance of $212 million. The most significant component of the deferred tax asset (after valuation allowance) related to tax loss carryforwards.
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
Valuation of Investments Measured Using Significant Unobservable Inputs
As more fully described in Note 2(g) and 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2021, the Company classified $4,522 million of investments as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, and other invested assets (including derivatives). See Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report for further details on the Company’s use of derivative financial instruments.
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
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2021 or 2020.
Intangible assets represent the fair value adjustments related to renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above, and life VOBA and insurance licenses acquired related to the Aurigen acquisition. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $99 million at December 31, 2021 or $108 million at December 31, 2020.
See Notes 2(j), 2(k) and 6 to the Consolidated Financial Statements in Item 18 of this report for further details.
New Accounting Pronouncements
See Note 2(s) to the Consolidated Financial Statements included in Item 18 of this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and executive officers of the Company as of March 2, 2022.

Name	Position with the Company	Date Appointed
Brian Dowd	Director, Chairman of Audit Committee and Chairman of the Board	March 18, 2016
Mary Ann Brown	Director, Member of the Audit Committee	September 1, 2018
Hermann Pohlchristoph	Director, Member of the Audit Committee	February 4, 2021
Enrico Vellano	Director (1)	February 18, 2021
António Horta-Osório	Director	May 27, 2021
Jacques Bonneau	Director, President and CEO, PartnerRe Ltd.	July 28, 2020
Nicolas Burnet	Executive Vice President and CFO, PartnerRe Ltd.	February 7, 2020
Scott Altstadt	Chief Group Actuary and Chief Underwriting Officer	July 1, 2016
Marc Archambault	CEO Life and Health	April 1, 2017
Dorothée Burkel	Chief Corporate and People Operations Officer	October 2, 2017
Tom Leone	Chief Investment Officer (2)	February 18, 2021
Philippe Meyenhofer	CEO Specialty Lines	April 1, 2019
James Beedle	CEO P&C APAC	April 1, 2019
Greg Haft	CEO Global Catastrophe	April 1, 2019
Jonathan Colello	CEO P&C Americas	July 1, 2019
Andrew Gibbs	Chief Operations Officer	October 14, 2019
Christian Mitterer	CEO P&C EMEA	December 10, 2020
Simon Clifford	CUO Life & Health	October 30, 2020
Andrew Hughes	CEO Third Party Capital	February 1, 2021
Gerd Maxl	Chief Legal Counsel	February 18, 2021

(1) Enrico Vellano joined as Director, PartnerRe Ltd. on February 18, 2021, succeeding John Elkann as EXOR's representative.
(2) Nikhil Srinivasan was Chief Investment Officer, PartnerRe Ltd. during a portion of 2021 and Tom Leone assumed the role of Chief Investment Officer effective February 18, 2021.
Biographical information
•Brian Dowd, Director, Chairman of the Board and Audit Committee, Member of the Underwriting and Risk Committee; Member of the Investment Committee (Independent)
Brian Dowd is Chairman of PartnerRe Ltd. and was formerly Vice Chairman of ACE Limited and a member of the ACE Group’s Office of the Chairman before his retirement in 2015. Mr. Dowd focused on underwriting-related matters including oversight of the Group’s product boards, the general underwriting disciplines of the company’s profit centers, outward reinsurance placements and run-off operations, as well as special strategic projects. Mr. Dowd previously held relevant positions at ACE from 1997 until his appointment as Chairman of ACE’s Insurance – North America business segment in 2006. He held the role of Vice Chairman, ACE Limited from 2009. Prior to 1997, Mr. Dowd held underwriting positions of increasing responsibility at Arkwright Mutual Insurance Company over a seven-year period. He is Chairman of the Board for ABR Reinsurance Ltd. Mr. Dowd holds a Bachelor of Science in Finance from Northern Illinois University as well as the Chartered Property Casualty Underwriter (CPCU) professional designation.

•Enrico Vellano, Director, Member of the Investment Committee
Enrico Vellano is Chief Financial Officer of EXOR. Mr. Vellano was born in Torino in 1967 and graduated in Economics at the University of Torino. In 1992, he started his professional career at Arthur Andersen. In 1995, he joined SAI Assicurazioni where he specialized in the management of equities and bond portfolios. In 1997, he started his working experience at IFIL, the investment company controlled by the Agnelli Family. He held increasingly relevant positions until 2006 when he was named Chief Financial Officer of IFIL, which was merged in 2009 to create EXOR S.p.A. From December 2016, EXOR S.p.A. was merged into EXOR N.V. based in Amsterdam. Mr. Vellano is also a board member of Almacantar, Welltec, Juventus Football Club and Paris Office JV Ltd.
•Mary Ann Brown, Director, Chair of the Underwriting and Risk Committee and Member of the Audit Committee (Independent)
Mary Ann Brown was Chair of Pacific Life Re and has held multiple roles at Pacific Life before her retirement in 2017. As Chair of Pacific Life Re Ltd., Ms. Brown directed strategy and growth of the global reinsurance division. Prior to joining Pacific Life, Ms. Brown held multiple executive roles at MetLife, Swiss Re and New York Life. She holds a Bachelors and Masters of Arts in Education from Emory University, USA as well as a Masters of Actuarial Science from Georgia State University.
•Hermann Pohlchristoph, Director, Member of the Audit Committee and Member of the Underwriting and Risk Committee (Independent)
Hermann Pohlchristoph has held multiple executive roles, most recently at Munich Re as a Member of the Board of Management from 2017 to 2020 and as CFO Reinsurance, Munich Re from 2006 to 2017. Prior to that, he served as Head of Financial Reporting and Accounting, Munich Re for two years. He obtained a degree in business administration at the Universities Bayreuth and Mainz, Germany.
•António Horta-Osório, Director, Chairman of the Investment Committee and Member of the Underwriting and Risk Committee (Independent)
António Horta-Osório held the role of Chairman of the Board of Directors of Credit Suisse Group AG and Credit Suisse AG, having been appointed in April 2021 until his resignation in January 2022. Previously, Mr. Horta-Osório served on the Board of Exor N.V. as a non-executive director from July 2015 until May 2021, as Group Chief Executive of Lloyds Banking Group and as an Executive Director on the board from 2011 until April 2021. Prior to that, he was Chief Executive of Santander UK plc and Executive Vice President of Grupo Santander. He holds a degree in Management & Business Administration from Universidade Católica Portuguesa, a MBA from INSEAD and a certificate from the Advanced Management Program at Harvard Business School.
•Jacques Bonneau, Director, President and CEO, PartnerRe Ltd.
Jacques Bonneau is a member of PartnerRe’s Executive Leadership Team and is responsible for the strategic direction and management of the Company. Mr. Bonneau has over 41 years of professional experience in the re/insurance industry. Prior to becoming CEO and President of PartnerRe Ltd. in July 2020, he served as an independent director of the Company's Board of Directors and a member of the Audit Committee since February 2019. He has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2015 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA from 1999 to 2005. He holds a Bachelor’s degree of Commerce from Carleton University, Ontario as well as a Masters of Business Administration from Queen’s University, Ontario.
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
•Scott Altstadt, Chief Group Actuary and Chief Underwriting Officer
Scott Altstadt is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s underwriting function. Mr. Altstadt has over 28 years of professional experience in the insurance/reinsurance industry. He joined PartnerRe in 2001, as Senior Pricing Actuary of P&C and was appointed as Chief Pricing Actuary for Specialty Lines in 2002, becoming Deputy Head of P&C in 2008. He was appointed to the position of Chief Underwriting Officer PartnerRe Global in 2013 and in 2021 Mr. Altstadt was appointed Chief Group Actuary & Chief Underwriting Officer. Prior to joining

PartnerRe, Mr. Altstadt worked in the U.S. and Europe with Zurich Financial Services and CNARe. Mr. Altstadt has a B.S. in Mathematics and Statistics from Purdue University.
•Marc Archambault, CEO Life and Health
Marc Archambault is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s worldwide Life & Health business segment. Mr. Archambault has more than 27 years of experience in life reinsurance, most recently as CEO of SCOR Global Life Asia-Pacific, where he led the company’s regional growth strategy in those markets, and as a member of the senior management team for Global Life. Prior to that, Mr. Archambault held a number of senior management positions at SCOR where he implemented growth strategies and product development initiatives across multiple international markets in Europe, North America, Asia and Africa. Mr. Archambault holds a Bachelor of Actuarial Science from Laval University in Quebec, Canada and is an Associate with the Canadian Institute of Actuaries.
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
•Philippe Meyenhofer, CEO Specialty Lines
Philippe Meyenhofer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Specialty Lines business unit. Mr. Meyenhofer is also Chairman of the Board of PartnerRe Europe. Mr. Meyenhofer joined PartnerRe in 2010 as Head of Financial & Professional Lines PartnerRe Global. He was appointed to Head of Specialty Casualty PartnerRe Global in 2013, to Head of Europe P&C in 2016, and gained the additional responsibility of Deputy CEO P&C in 2018. In 2019, he was named CEO of the Company’s P&C EMEA regional unit. Mr. Meyenhofer was previously with Transatlantic Re, has over 17 years of industry experience and strong, proven business leadership skills. He holds a Master of Law degree from the University of Fribourg, Switzerland, and a MBA from the University of Chicago Booth School of Business.
•James Beedle, CEO P&C APAC
James Beedle is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C Asia-Pacific regional business unit and its Global Clients and Broker Management unit. Mr. Beedle is also CEO of Partner Reinsurance Asia Pte. Ltd. Mr. Beedle has over 29 years of experience in reinsurance and reinsurance broking, strong strategic leadership capabilities and deep regional knowledge of Asia-Pacific markets. Mr. Beedle joined PartnerRe in 2017 as Head of Asia-Pacific P&C & CEO Partner Reinsurance Asia Pte. Ltd. from Willis Re, most recently as Senior Managing Director of Willis Re Asia-Pacific. His previous roles within Willis Re include COO Willis Re Australia and CEO Willis Re Japan. Mr. Beedle has a BA (Hons) in Economics from the University of York, England, is an Associate of the Chartered Insurance Institute and Executive Committee member of the Singapore Reinsurers’ Association.
•Greg Haft, CEO Global Catastrophe
Greg Haft is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Global Catastrophe business unit. Mr. Haft has over 26 years of industry experience, combining a strong skill-set of actuarial, reinsurance business and leadership capabilities spanning property, casualty and specialty lines. Mr. Haft joined PartnerRe in 2013 as Head of Catastrophe, Bermuda. In 2016, he was appointed to Head of Global Cat and Property North America, and thereafter to Deputy CEO Specialty Lines and leader of Specialty Lines’ Property, Marine and Energy (PME) unit. In 2019, he was named CEO of Specialty Lines. Prior to joining PartnerRe, Mr. Haft was Managing Director, Head of U.S. Property Catastrophe Underwriting at Markel Corporation. Mr. Haft holds a B.S. Mathematics and Statistics from the University of Michigan, is a Fellow of the Casualty Actuarial Society and a Certified Cat Risk Analyst.

•Jonathan Colello, CEO P&C Americas
Jonathan Colello is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for leading PartnerRe’s P&C business in the US, Canada and Latin America, and for the Company’s Health business in the U.S. Mr. Colello is also President of Partner Reinsurance Company of the U.S. Mr. Colello has extensive reinsurance experience and has spent the entirety of his 21-year career in the industry. Most recently, he was President North America at AXIS Re in the US where he had overall responsibility for underwriting platforms in Bermuda, Canada and the United States, and served as a member of the Reinsurance Leadership Team. Prior to that, he held several leadership positions within AXIS Re since joining the company in 2004. Mr. Colello holds an MBA from New York University’s Stern School of Business and a Bachelor of Science in Business from the University of Vermont.
•Andrew Gibbs, Chief Operations Officer
Andrew Gibbs is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s end-to-end underwriting support processes which includes: underwriting support, reinsurance accounting, claims, payments and collections, as well as transformation, third party management and procurement. Mr. Gibbs has more than 31 years of professional experience in insurance, reinsurance, regulatory compliance and financial services, having held senior positions with the Bermuda Monetary Authority, Validus Holdings Ltd., ACE Group of Companies (now Chubb Group of Companies) and Ernst & Young. Prior to joining PartnerRe, Mr. Gibbs held the position of Executive Chairman at Maiden Reinsurance Ltd. Mr. Gibbs has a BA in Economics from the University of Essex in England and is a Chartered Accountant and a Chartered Insurer, a Fellow of the Institute of Chartered Accountants in England & Wales and holds an Advanced Diploma in Insurance from the Chartered Insurance Institute and a Diploma in Company Direction from the Institute of Directors.
•Christian Mitterer, CEO P&C EMEA
Christian Mitterer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's P&C EMEA regional business unit. Mr. Mitterer has over 15 years of experience in both the reinsurance and banking industries with proven business leadership skills and strong focus on execution. Mr. Mitterer joined the Company in 2012 as Senior Underwriter, Specialty Casualty. In 2015, he was named Head of Financial & Professional Lines and thereafter Head of Specialty Casualty, Europe P&C in 2016 and Head of Specialty Casualty, P&C EMEA in 2019. In 2020, he was named Head of EMEA P&C followed by this appointment as CEO P&C EMEA. Prior to joining the Company, Mr. Mitterer was with AIG in Zurich and London. Mr. Mitterer holds a degree in business administration from the University of Passau, Germany.
•Simon Clifford, CUO Life & Health
Simon Clifford is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Life and Health underwriting functions. He brings over 26 years of experience in life insurance, with deep experience in actuarial and financial analysis and management. Prior to joining PartnerRe in 2020, Mr. Clifford was with Zurich Insurance Group, where he most recently held the position of Head of Life Legacy UK for Zurich UK Life. Prior to that, he held various positions, including Global Head of Life Technical Excellence, Global Head of Proposition Management and CFO of Zurich International Life. Simon is an actuary and graduated with a Bachelor’s degree in mathematics and a Master’s degree in applied statistics from the University of Oxford.
•Andrew Hughes, CEO Third Party Capital
Andrew Hughes is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's third party capital business initiatives. Prior to joining the Company, Mr. Hughes worked at Hiscox ILS, where he held various roles between 2015 and 2020 in various roles, most recently as Managing Principal where he was responsible for strategy and operations of the ILS platform. Prior to that, he was counsel at QIC Limited, an Australian diversified alternatives asset manager, and various international law firms. Mr. Hughes is a triple qualified attorney (England & Wales; Queensland, Australia; Bermuda) with a background in insurance linked securities, alternative asset management, banking securitization and structured finance. Mr. Hughes holds a B.A. in Law and Information from the University of Exeter, England.
•Gerd Maxl, Chief Legal Counsel
Gerd Maxl is a member of PartnerRe's Executive Leadership Team and has overall responsibility for the legal and compliance functions of the Company. Mr. Maxl has more than 18 years of experience in life and non-life (re)insurance. Mr. Maxl joined the Company in November 2012 as General Counsel Global looking after PartnerRe's legal and compliance matters outside of Bermuda and North America and was promoted to Chief Legal Counsel in August 2017. Prior to joining PartnerRe, Mr. Maxl was an associate in a law firm in Switzerland and thereafter worked for over nine years for the Zurich Insurance Group in a number of positions in Switzerland and the U.S. Mr. Maxl has a law degree from the University of Basel, Switzerland and was admitted to the bar in Switzerland in 2001.
The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.

B. Compensation
Executive Compensation
Executive compensation is comprised of salary, annual incentives, long-term incentive and other benefits. The long-term incentive (LTI) program consists of awards in the form of deferred cash, restricted shares, restricted share units and performance share units issued to certain executives. Beginning in 2017 and until 2020, the Company granted restricted Class B shares to certain executives as part of their LTI. In 2021, the Company ceased new grants of Class B shares and designated a new class of voting Class C shares and the adoption of a related restricted share unit plan, which provides for the award of restricted share units and performance share units (collectively referred to as RSUs) to certain executives of the Company. Upon vesting, the RSUs convert into Class C Shares. RSUs are eligible for imputed dividends which are subject to the same forfeiture provisions as the related RSUs. Class B shareholders are eligible to receive dividends in the form of either cash or Class C shares.
For the year ended December 31, 2021, the Company recorded compensation expense of $27 million paid or payable to executives as a form of cash compensation. In addition, for the year ended December 31, 2021, certain executives were granted RSUs. The Company recorded compensation expense of $12 million related to Class B and C shares and RSUs held by certain executives.
The compensation expense for restricted Class B shares and RSUs granted to executives is recognized at fair value and expensed over the period for which they are required to provide services in exchange for the award, up to three years from the date of grant. See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership and Item 10.D regarding restrictions on share transfers.
Director Compensation
The Company paid approximately $1 million in cash as compensation to non-executive directors of the Company for their services as directors in 2021. For the year ended December 31, 2021, certain non-executive directors of the Company were issued Class C shares and the Company recorded compensation expense of less than $1 million related to these shares. Executive directors do not receive any compensation for their services as directors. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
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
Underwriting and Risk Committee
The Board, in 2019, established an Underwriting and Risk Committee. The URC is comprised of Ms. Brown (Chair), Mr. Bonneau, Mr. Dowd, Mr. Horta-Osório and Mr. Pohlchristoph.
The purpose of the URC, as per its charter, is to review the Company's (i) policies, guidelines and processes relating to the underwriting of reinsurance risks and assumption of investment risks and (ii) Enterprise Risk Management Framework. The URC meets regularly with management.
Investment Committee
The Board, in November 2020, established an Investment Committee. The Investment Committee is comprised of Mr. Horta-Osório (Chair), Mr. Bonneau, Mr. Dowd and Mr. Vellano.
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
D. Employees
The Company had 1,109 employees at December 31, 2021. The following table shows the breakdown of the number of employees by geographic location as of December 31, 2021, 2020 and 2019:

Geographic location	December 31, 2021	December 31, 2020	December 31, 2019
Asia, Australia and New Zealand	92	77	62
Europe	589	580	551
Latin America, Caribbean and Africa	3	5	4
North America	425	416	391
Total	1,109	1,078	1,008
In addition to the above, the Company employed an average of 50 temporary employees during 2021.
The increase in the number of employees in 2021 compared to 2020 and 2019 was primarily driven by growth in the Life and Health segment.
E. Share ownership
As more fully described in section B. Compensation above, and in Note 13 to the Consolidated Financial Statements in Item 18 of this report, the Company has designated, granted and issued Class B and Class C shares and RSUs to certain executives and directors of the Company.
As of February 28, 2022:
•100,000,000 Class A common shares are held by EXOR Nederland N.V.
•222,659 Class B shares, 9,445 Class C shares, and 263,214 RSUs are held by certain executive officers and directors of the Company, either by grant of restricted shares or RSUs or by purchase of unrestricted shares.
The RSUs do not entitle the holder to any voting rights of the Company. Except as otherwise required by law or the Certificate of Designation, or any sub-plan or addendum thereto, holders of Class B and C shares have the same voting rights as the holders of Class A common shares. Class B and Class C shares issued and outstanding and RSUs cumulatively represent less than 1% of the beneficial ownership and voting rights of the Company as of February 28, 2022.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As more fully described in Note 1 to the Consolidated Financial Statements in Item 18 of this report, 100% of the Company's Class A shares are owned by EXOR Nederland N.V.
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Cooperations S.A. (Covéa), under which Covéa will acquire PartnerRe's common shares. Preferred shares issued by PartnerRe will not be included in the proposed transaction, and consummation of this transaction is expected in mid-2022 and is subject to customary closing conditions, including antitrust, regulatory and other approvals.
B. Related Party Transactions
As at December 31, 2021 and 2020, EXOR Nederland N.V. held 100% of the Class A shares and more than 99% of the total voting shares (Class A, Class B and Class C) of the Company and therefore has the power to make decisions that impact the Company.
The Company has entered into certain related party transactions as disclosed in Notes 9 and 17 to the Consolidated Financial Statements in Item 18 of this report.
C. Interests of Experts and Counsel
Not applicable.

ITEM 8.	FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See the Consolidated Financial Statements, Notes to the Consolidated Financial Statements and Financial Statements Schedules in Item 18 of this report. Refer to Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management in Item 5 for details of the Company's dividend policy.
B. Significant Changes
See Note 19 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
PartnerRe Ltd.'s common shares are no longer listed as a result of the acquisition by EXOR N.V. in March 2016. PartnerRe Ltd.'s preferred shares are listed on the NYSE under the symbol PRE-J. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
B. Plan of Distribution
Not applicable.
C. Markets
PartnerRe Ltd.'s 4.875% Series J Non-Cumulative Preferred Shares began trading on March 15, 2021 and are listed and traded on the NYSE. The 6.50% Series G Cumulative Preferred Shares, the 7.25% Series H Cumulative Preferred Shares and the 5.875% Series I Non-Cumulative Preferred Shares, which began trading on May 6, 2016, were fully redeemed on May 3, 2021.

D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.

ITEM 10.	ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
PartnerRe Ltd.'s Amended Memorandum of Association has been filed as Exhibit 3.1 to Form F-3 (File No. 333-7094) filed with the SEC on June 20, 1997, and is hereby incorporated by reference into this Annual Report.
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
C. Material Contracts
Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for information on the Company's preferred shares during 2021. Refer to Note 9 to the Consolidated Financial Statements in Item 18 of this report for information on the Company's debt issuance during 2020.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act, Investment Business Act 2003, and the Exchange Control Act 1972 and related regulations, each as amended, which regulate the sale of securities in Bermuda. In particular, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its Notice to the Public policy dated June 1, 2005, provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Our common shares are not listed on the NYSE, and accordingly, the general permission will not apply to them.
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
As described above in this report, the Company’s investment strategy allows the use of certain derivative investments, subject to limitations. The Company also imposes a high standard for the credit quality of counterparties in all derivative transactions and aims to diversify its counterparty credit risk exposure. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
The following addresses those areas where the Company believes it has exposure to related market risks.

Interest Rate Risk
The Company’s fixed income portfolio, including the fixed maturity portfolio and corporate loan portfolio, is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. The Company manages interest rate risk by constructing fixed maturity and corporate loan portfolios in which the economic impact of a general interest rate shift on invested assets is comparable to the offsetting impact on the liabilities. This process mitigates the overall net interest rate risk on an economic basis.
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
At December 31, 2021 and 2020, the Company held approximately $4,221 million and $4,717 million, respectively, of mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. For further details on the increase in mortgage-backed securities, refer to Liquidity and Capital Resources—Investments in Item 5.
At December 31, 2021 and 2020, the fair value of investments exposed to interest rate risk was $16,214 million and $15,994 million, respectively.
At December 31, 2021 and 2020, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2021	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$17,346	7%	$16,820	4%	$16,214	$15,529	(4)%	$14,765	(9)%
Total invested assets (2)	$21,584	6%	$21,058	3%	$20,453	$19,768	(3)%	$19,003	(7)%
Shareholders’ equity	$8,676	15%	$8,150	8%	$7,544	$6,859	(9)%	$6,095	(19)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2020	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$16,773	5%	$16,430	3%	$15,994	$15,468	(3)%	$14,850	(7)%
Total invested assets (2)	$20,956	4%	$20,613	2%	$20,178	$19,651	(3)%	$19,033	(6)%
Shareholders’ equity	$8,105	11%	$7,762	6%	$7,327	$6,801	(7)%	$6,183	(16)%

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
The impacts of an immediate change in interest rates on the fair value of investments exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity, in both absolute terms and as a percentage of total invested assets and shareholders’ equity, at December 31, 2021 is higher than the impacts at December 31, 2020, driven primarily by an increase in average duration of the investment portfolio.
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
Credit Spread Risk
The Company’s fixed income portfolio, including the fixed maturity portfolio and corporate loan portfolio, is exposed to credit spread risk. Fluctuations in market credit spreads have a direct impact on the market valuation of these securities. The Company manages credit spread risk by the selection of securities within its fixed maturity and corporate loan portfolios. Changes in credit spreads directly affect the market value of certain fixed maturity securities, but do not necessarily result in a change in the future expected cash flows associated with holding individual securities. Other factors, including liquidity, supply and demand, and changing risk preferences of investors, may affect market credit spreads without any change in the underlying credit quality of the security.
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
At December 31, 2021 and 2020, the fair value of investments exposed to credit spread risk was $11,708 million and $12,970 million, respectively. This represents a portion of investments exposed to interest rate risk as discussed above as it excludes certain government securities that are not considered to be sensitive to credit spread risk.
At December 31, 2021 and 2020, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to credit spread risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2021	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$12,805	9%	$12,247	5%	$11,708	$11,190	(4)%	$10,692	(9)%
Total invested assets (2)	$21,550	5%	$20,991	3%	$20,453	$19,935	(3)%	$19,437	(5)%
Shareholders’ equity	$8,641	15%	$8,082	7%	$7,544	$7,026	(7)%	$6,528	(13)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2020	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$13,652	5%	$13,361	3%	$12,970	$12,479	(4)%	$11,889	(8)%
Total invested assets (2)	$20,860	3%	$20,569	2%	$20,178	$19,687	(2)%	$19,097	(5)%
Shareholders’ equity	$8,009	9%	$7,718	5%	$7,327	$6,836	(7)%	$6,246	(15)%

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
The impacts of an immediate decrease in credit spreads on the fair value of investments exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity, as a percentage of each respective balance at December 31, 2021 is higher than the impacts at December 31, 2020, while the impact of an immediate increase in credit spreads at December 31, 2021 is generally consistent with the impacts at December 31, 2020. The relatively symmetric impacts observed at December 31, 2021 are mainly due to positive average convexity of credit spread sensitive investments as compared to asymmetric impacts at December 31, 2020 due to negative average convexity.

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
The Company’s gross and net exposures in its Consolidated Balance Sheets at December 31, 2021 and 2020 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage these exposures, were as follows (in millions of U.S. dollars):

December 31, 2021	CAD	CHF	Euro	GBP	JPY (1)	Other	Total (2)
Total assets	$1,648	$26	$2,256	$1,520	$120	$1,116	$6,686
Total liabilities	(485)	(208)	(3,905)	(1,545)	(254)	(1,563)	(7,960)
Total gross foreign currency exposure	$1,163	$(182)	$(1,649)	$(25)	$(134)	$(447)	$(1,274)
Total derivative amount	(1,113)	—	1,634	—	124	204	849
Net foreign currency exposure	$50	$(182)	$(15)	$(25)	$(10)	$(243)	$(425)

December 31, 2020	CAD	CHF	Euro	GBP	JPY (1)	Other	Total (2)
Total assets	$1,683	$37	$2,416	$1,819	$731	$1,275	$7,961
Total liabilities	(500)	(283)	(4,007)	(1,794)	(595)	(1,727)	(8,906)
Total gross foreign currency exposure	$1,183	$(246)	$(1,591)	$25	$136	$(452)	$(945)
Total derivative amount	(1,171)	—	1,613	—	(189)	(2)	251
Net foreign currency exposure	$12	$(246)	$22	$25	$(53)	$(454)	$(694)

(1)The JPY exposure as at December 31, 2021 and 2020 excludes reinsurance assets of approximately $23 million and $74 million, respectively, denominated in U.S. dollars for which the underlying value is linked to JPY.
(2)As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from the above tables. The U.S. dollar accounts for the difference between the Company’s total foreign currency exposure and the total assets and total liabilities in the Consolidated Balance Sheets at December 31, 2021 and 2020.
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
At December 31, 2021 and 2020, the Company’s most significant net foreign currency exposure to the Swiss franc presented in the table above reflects the unhedged net foreign currency exposure to certain liability balances denominated in Swiss franc.
At December 31, 2021, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $43 million and $85 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
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

Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities and, to a lesser extent, through its corporate loan portfolio within Other invested assets. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2021 and 2020, approximately 60% and 73%, respectively, of the Company’s fixed maturity portfolio was rated AA (or equivalent rating) or better. Refer to Liquidity and Capital Resources—Investments in Item 5 for further details of the Company's corporate loan portfolio.
At December 31, 2021 and 2020, approximately 73% and 85%, respectively, of the Company’s fixed maturity and short-term investments were rated A or better and 3% and 5%, respectively, were rated below investment grade or not rated. The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2021, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio was not exposed to any significant credit concentration risk on its investments. At December 31, 2020, other than the U.S. and Canadian governments and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio was not exposed to any significant credit concentration risk on its investments. At December 31, 2020, the Company held fixed maturity investments in the Canadian government of $776 million. At December 31, 2021 and 2020, the single largest corporate issuer accounted for less than 2% and 3%, respectively, and the top 10 corporate issuers accounted for less than 13% and 23%, respectively, of the Company’s total corporate fixed maturity securities.
The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
The Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or institutions. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2021 and 2020, the Company’s net notional exposure of foreign exchange forward contracts was $3,092 million and $3,843 million, respectively, while the net fair value of those contracts was a $2 million asset position and $3 million liability position at December 31, 2021 and 2020, respectively. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
Underwriting Operations
The Company is also exposed to credit risk in its underwriting operations, most notably in the financial risks line. Loss experience in these lines of business is cyclical and is affected by the general economic environment. The Company provides its clients in these lines of business with protection against credit deterioration, defaults or other types of financial non-performance of or by the underlying credits that are the subject of the protection provided and, accordingly, the Company is exposed to the credit risk of those clients. As with all of the Company’s business, these risks are subject to rigorous underwriting and pricing standards. In addition, the Company strives to mitigate the risks associated with these credit-sensitive lines of business through the use of risk management techniques such as risk diversification, careful monitoring of risk aggregations and accumulations and, at times, through the use of retrocessional reinsurance protection and the purchase of total return and interest rate swaps.
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
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Note 18 to the Consolidated Financial Statements in Item 18 of this report of this report for information related to two brokers that accounted for 52% and 51%, respectively, of the Company’s gross premiums written for the years ended December 31, 2021 and 2020.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2021 and 2020 were $3,063 million and $3,119 million, respectively, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable at December 31, 2021 and 2020 was $10 million and $9 million, respectively.
The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2021 and 2020, the balance of reinsurance recoverable on paid and unpaid losses was $1,787 million and $901 million respectively, and includes $1,554 million and $818 million, respectively, of reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. At December 31, 2021 and 2020, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million. At December 31, 2021 and 2020, 30% and 43%, respectively, of the Company's reinsurance recoverable on unpaid losses were due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 70% and 57%, respectively, was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 and Note 8 to the Consolidated Financial Statements in Item 18 of this report for further details of the Company’s reinsurance recoverable on unpaid losses.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2021 compared to December 31, 2020.
Public Equity Price Risk
The Company invests a portion of its capital funds in public equity securities. At December 31, 2021 and 2020, the fair market value of these securities was $1,592 million and $1,398 million, respectively, excluding funds holding fixed income securities of $160 million and $98 million at December 31, 2021 and 2020, respectively. These equity investments are primarily open-ended investment funds and are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. At December 31, 2021, the Company estimates that a 10% and 20% movement in the relevant index would result in a change in the fair value of the Company’s public equity portfolio, total invested assets and shareholders’ equity by $154 million and $308 million, respectively and $106 million and $213 million, respectively at December 31, 2020. These changes do not take into account any potential mitigating impact from the fixed maturity securities or taxes.
Real Estate Price Risk
The Company invests a portion of its capital funds in real estate assets either through direct investment or through investments in variable interest entities that hold underlying real estate assets as follows:
•Investments in real estate with a carrying value of $68 million at December 31, 2021 and 2020, recorded in the Consolidated Balance Sheets
•Equity method investment in Almacantar with a carrying value of $561 million and $494 million at December 31, 2021 and 2020, respectively, recorded in Other invested assets in the Consolidated Balance Sheets
•Investments in limited partnerships with underlying real estate assets with a carrying value of $184 million and $239 million at December 31, 2021 and 2020, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.
•Investments in publicly traded REITs with a carrying value of $98 million at December 31, 2021, which are recorded in Equities in the Consolidated Balance Sheets.

These investments are exposed to real estate market price risk, defined as the potential for loss in market value due to a decline in real estate prices. The Company believes that the effects of diversification and the relatively small size of its investments in real estate assets relative to total invested assets mitigate its exposure to real estate price risk. At December 31, 2021, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $911 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $91 million and $182 million, respectively. At December 31, 2020, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $801 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $80 million and $160 million, respectively. These changes do not take into account any potential mitigating impact from taxes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2021, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2021, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2021. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2021.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Ms. Mary Ann Brown is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Audit Committee of PartnerRe Ltd. has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees and is incorporated by reference as Exhibit 11.1 to this annual report. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. During 2021 and 2022, there were minor updates and revisions to the Code of Business Conduct and Ethics and no disclosable waivers. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
The Audit Committee is directly responsible for the appointment, retention, compensation and oversight of the work of the Company’s independent registered public accounting firm. The Audit Committee also pre-approves the audit services and non-audit services to be provided, including the fees for such services, before the public accounting firm is engaged to render such services. The Audit Committee may delegate the authority to grant such approval to one or more designated members of the Audit Committee, provided that the decisions of any member to whom authority is delegated shall be presented to the full Audit Committee at its next meeting. The Audit Committee has sole authority to approve all audit fees and terms. All services of Ernst & Young Ltd. (PCAOB ID: 1277) and their respective affiliates (collectively, EY) were pre-approved by the Audit Committee.
During 2021, the Audit Committee had five meetings to discuss the Company’s quarterly results as well as to receive updates on legal matters, matters relating to internal and external auditors, and other matters as deemed necessary. The meetings, which included informational calls, were conducted to encourage communication among the members of the Audit Committee, management, the internal auditors and EY. The Audit Committee also discussed with EY the overall scope and plans for EY’s audits and the results of such audits. The Audit Committee met with representatives from EY, both with and without management present.
The following table presents fees for professional services rendered by the independent auditors for the years ended December 31, 2021 and 2020 (in U.S. dollars):

	2021	2020
Audit Fees (1)	$5,487,883	$5,456,021
Audit-Related Fees (2)	88,540	171,530
Tax Fees (3)	313,345	363,064
All Other Fees (4)	326,401	11,200
Total	$6,216,169	$6,001,815

(1)For the years ended December 31, 2021 and 2020, audit fees relate to professional services rendered by EY for the audit of the Company’s annual financial statements and other audit services provided in connection with statutory and regulatory filings.
(2)Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. Audit-related fees in 2021 were for services performed by EY related to employee benefit plan audits and agreed upon procedures related to certain of the Company's subsidiaries. Audit-related fees in 2020 were for services performed by EY related to employee benefit plan audits, comfort letter procedures related to debt issuances and agreed upon procedures related to one of the Company's subsidiaries.
(3)Tax fees in 2021 and 2020 relate to services performed by EY for tax compliance services and on-call advisory.
(4)All other fees for the year ended December 31, 2021 were driven primarily by services performed in relation to accounting standard changes and also include accounting software subscriptions for the years ended December 31, 2021 and 2020.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
On May 3, 2021 (the Redemption Date), PartnerRe Ltd. filed a Form 25 Notification of Removal From Listing And/Or Registration Under Section 12(b) of the Securities Exchange Act of 1934 to redeem all of its outstanding 6.50% Series G Cumulative Redeemable Preferred Shares (Series G Preferred Shares), 7.25% Series H Cumulative Redeemable Preferred Shares (Series H Preferred Shares) and 5.875% Series I Cumulative Redeemable Preferred Shares (Series I Preferred Shares). The Series G Preferred Shares and Series H Preferred Shares were redeemed at a redemption price of $25.00 per share, plus accrued and unpaid dividends thereon. The Series I Preferred Shares were redeemed at a redemption price of $25.00 per share, plus an amount equal to the portion of the quarterly dividend attributable to the current dividend period to, but excluding the Redemption Date.

On October 22, 2020, PartnerRe Ltd. filed a Form 25 Notification of Removal From Listing And/Or Registration Under Section 12(b) of the Securities Exchange Act of 1934 to redeem all of its outstanding 5.875% Series F Non-Cumulative Preferred Shares, par value $1.00 per share.
For further details related to these redemptions, refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2021	December 31, 2020
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2021, $14,181,310; 2020, $12,341,937)	$14,071,274	$12,786,380
Short-term investments, at fair value (amortized cost: 2021, $213,047; 2020, $416,059)	205,146	416,350
Equities, at fair value (cost: 2021, $903,314; 2020, $847,066)	1,751,584	1,496,441
Investments in real estate	67,539	67,980
Other invested assets	3,601,245	2,967,738
Total investments	19,696,788	17,734,889
Cash and cash equivalents	660,897	2,350,833
Accrued investment income	94,997	92,058
Reinsurance balances receivable	3,063,153	3,118,870
Reinsurance recoverable on paid and unpaid losses	1,787,493	901,063
Prepaid reinsurance premiums	216,338	115,986
Funds held by reinsured companies	561,576	704,768
Deferred acquisition costs	920,779	819,971
Deposit assets	109,528	139,818
Net tax assets	154,472	182,077
Goodwill	456,380	456,380
Intangible assets	98,818	107,669
Other assets	208,652	174,193
Total assets	$28,029,871	$26,898,575
Liabilities
Non-life reserves	$12,047,792	$11,395,321
Life and health reserves	2,638,086	2,704,229
Unearned premiums	2,501,161	2,265,214
Other reinsurance balances payable	744,735	482,468
Debt	1,897,499	1,974,731
Deposit liabilities	5,077	5,925
Net tax liabilities	90,974	131,621
Accounts payable, accrued expenses and other	560,561	612,069
Total liabilities	20,485,885	19,571,578
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 8,000,000 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $200,000; 2020, $637,241)	8,000	25,490
Additional paid-in capital	1,929,934	2,334,564
Accumulated other comprehensive loss	(29,706)	(96,005)
Retained earnings	5,635,758	5,062,948
Total shareholders’ equity	7,543,986	7,326,997
Total liabilities and shareholders’ equity	$28,029,871	$26,898,575

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Revenues
Gross premiums written	$8,203,925	$6,875,925	$7,285,320
Net premiums written	$7,134,018	$6,300,858	$6,909,058
(Increase) decrease in unearned premiums	(177,496)	235,968	(383,840)
Net premiums earned	6,956,522	6,536,826	6,525,218
Net investment income	376,469	360,668	448,538
Net realized and unrealized investment gains	37,797	454,319	886,670
Other income	28,748	13,491	15,321
Total revenues	7,399,536	7,365,304	7,875,747
Expenses
Losses and loss expenses	4,883,984	5,334,900	4,923,156
Acquisition costs	1,386,832	1,356,118	1,455,462
Other expenses	398,542	355,647	369,969
Interest expense	55,606	39,200	40,150
Loss on redemption of debt	—	—	15,175
Amortization of intangible assets	8,861	9,988	11,434
Net foreign exchange losses	30,883	51,964	86,760
Total expenses	6,764,708	7,147,817	6,902,106
Income before taxes and interest in earnings of equity method investments	634,828	217,487	973,641
Income tax (expense) benefit	(38,219)	13,091	(52,536)
Interest in earnings of equity method investments	126,795	23,611	15,643
Net income	723,404	254,189	936,748
Preferred dividends	22,693	45,990	46,416
Loss on redemption of preferred shares	21,234	2,341	—
Net income available to common shareholder	$679,477	$205,858	$890,332
Comprehensive income
Net income	$723,404	$254,189	$936,748
Change in currency translation adjustment	43,120	(5,884)	71,796
Change in unfunded pension obligation, net of tax	23,307	(14,383)	(6,803)
Change in fair value of designated cash flow hedges, net of reclassification adjustment	—	—	(1,877)
Change in unrealized gains or losses on investments, net of tax	(128)	187	(407)
Other comprehensive income (loss)	66,299	(20,080)	62,709
Comprehensive income	$789,703	$234,109	$999,457

The Company’s common shares included in shareholders' equity are owned by EXOR Nederland N.V. and are not publicly traded. As such, earnings per share data is not meaningful to present.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Common shares
Balance at beginning of year	$—	$—	$—
Balance at end of year	—	—	—
Preferred shares
Balance at beginning of year	25,490	28,169	28,169
Issuance of preferred shares	8,000	—	—
Redemption of preferred shares	(25,490)	(2,679)	—
Balance at end of year	8,000	25,490	28,169
Additional paid-in capital
Balance at beginning of year	2,334,564	2,396,530	2,396,530
Issuance of preferred shares	185,887	—	—
Redemption of preferred shares	(590,517)	(61,966)	—
Balance at end of year	1,929,934	2,334,564	2,396,530
Accumulated other comprehensive loss
Balance at beginning of year	(96,005)	(75,925)	(138,634)
Currency translation adjustment
Balance at beginning of year	(65,788)	(59,904)	(131,700)
Change in foreign currency translation adjustment	43,120	(5,884)	71,796
Balance at end of year	(22,668)	(65,788)	(59,904)
Unfunded pension obligation
Balance at beginning of year	(30,371)	(15,988)	(9,185)
Change in unfunded pension obligation, net of tax	23,307	(14,383)	(6,803)
Balance at end of year (net of tax: 2021, $1,840; 2020, $7,559; 2019, $4,379)	(7,064)	(30,371)	(15,988)
Unrealized gain (loss) on investments
Balance at beginning of year	154	(33)	2,251
Change in fair value of designated cash flow hedges, net of reclassification adjustment	—	—	(1,877)
Change in unrealized gains or losses on investments, net of tax	(128)	187	(407)
Balance at end of year (net of tax: 2021, 2020 and 2019: $nil)	26	154	(33)
Balance at end of year	(29,706)	(96,005)	(75,925)
Retained earnings
Balance at beginning of year	5,062,948	4,921,395	4,230,449
Net income	723,404	254,189	936,748
Dividends on common shares	(106,667)	(50,000)	(199,386)
Dividends on preferred shares	(22,693)	(45,990)	(46,416)
Loss on redemption of preferred shares	(21,234)	(2,341)	—
Cumulative effect of adoption of accounting guidance (Note 2)	—	(14,305)	—
Balance at end of year	5,635,758	5,062,948	4,921,395
Total shareholders’ equity	$7,543,986	$7,326,997	$7,270,169

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income	$723,404	$254,189	$936,748
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of net premium on investments	57,900	34,708	14,478
Amortization of intangible assets	8,861	9,988	11,434
Net realized and unrealized investment gains	(37,797)	(454,319)	(886,670)
Loss on redemption of debt	—	—	15,175
Changes in:
Reinsurance balances, net	19,366	274,506	(397,563)
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(637,908)	16,026	112,223
Funds held by reinsured companies	113,626	175,272	56,890
Deferred acquisition costs	(122,739)	74,871	(128,426)
Net tax assets and liabilities	3,256	(23,647)	17,118
Non-life and life and health reserves	903,324	944,263	713,281
Unearned premiums, net of prepaid reinsurance premiums	177,496	(235,968)	383,841
Other net changes in operating assets and liabilities	23,801	55,004	150,340
Net cash provided by operating activities	1,232,590	1,124,893	998,869
Cash flows from investing activities
Sales of fixed maturities	3,693,365	5,518,588	16,502,655
Redemptions of fixed maturities	2,381,821	1,821,934	738,478
Purchases of fixed maturities	(8,141,246)	(8,962,066)	(14,918,698)
Sales of short-term investments	252,527	3,637,532	1,914,640
Redemptions of short-term investments	321,609	1,971,826	724,033
Purchases of short-term investments	(372,901)	(5,006,397)	(3,142,818)
Sales of equities	161,501	143,932	133,891
Purchases of equities	(144,537)	(151,292)	(296,687)
Sales and redemptions of other invested assets	1,106,211	1,300,591	330,227
Purchases of other invested assets	(1,555,569)	(930,827)	(2,009,452)
Other, net	(31,903)	23,431	(94,263)
Net cash used in investing activities	(2,329,122)	(632,748)	(117,994)
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(129,360)	(95,990)	(245,802)
Issuance of unrestricted Class B common shares (1)	—	2,257	1,159
Redemption of unrestricted Class B common shares (1)	(581)	(5,157)	(6,540)
Issuance of preferred shares	193,887	—	—
Redemption of preferred shares	(637,241)	(66,985)	—
Issuance of debt	—	494,237	496,012
Redemption of debt	—	—	(512,697)
Net cash (used in) provided by financing activities	(573,295)	328,362	(267,868)
Effect of foreign exchange rate changes on cash	(20,109)	45,863	(6,451)
(Decrease) increase in cash and cash equivalents	(1,689,936)	866,370	606,556
Cash and cash equivalents—beginning of year	2,350,833	1,484,463	877,907
Cash and cash equivalents—end of year	$660,897	$2,350,833	$1,484,463
Supplemental cash flow information:
Taxes paid	$100,222	$64,288	$85,047
Interest paid	$56,177	$33,164	$38,650

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
The Company completed the acquisition of Societe Anonyme Francaise de Reassurances (SAFR), subsequently renamed PartnerRe SA and reinsurance business transferred into PartnerRe Europe) in 1997, the acquisition of Winterthur Re in 1998, the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009, the acquisition of Presidio Reinsurance Group, Inc. (Presidio) in 2012 and the acquisition of Aurigen Capital Limited (Aurigen) in 2017.
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
At December 31, 2021 and 2020, the Company's 100 million common shares (Class A shares) issued to EXOR Nederland N.V. were included in Shareholders' Equity in the Consolidated Balance Sheets (see Note 10). The Company also has Class B common shares (Class B shares), Class C common shares (Class C shares), and restricted share units outstanding, all of which are issued to certain executives and directors of the Company, and are recognized in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Note 13).
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Cooperations S.A. (Covéa), under which Covéa will acquire PartnerRe's common shares. Preferred shares issued by PartnerRe will not be included in the proposed transaction, and consummation of this transaction is expected in mid-2022 and is subject to customary closing conditions, including antitrust, regulatory and other approvals.
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
Retroactive reinsurance reimburses a ceding company for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance. Premiums payable for retroactive reinsurance coverage meeting the conditions of reinsurance accounting are reported as reinsurance recoverables. To the extent that recorded liabilities on an underlying reinsurance contract exceed premiums payable for retroactive coverage, a deferred gain is recognized in Accounts payable, accrued expenses and other on the Company's Consolidated Balance Sheets.
(e) Funds Held by Reinsured Companies
The Company writes certain business on a funds held basis. Under such contractual arrangements, the cedant retains the premiums that would have otherwise been paid to the Company and the Company is credited with investment income on these funds. The Company generally earns investment income on the funds held balances based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR, SOFR). However, in certain circumstances, the Company may receive an investment return based upon either the result of a pool of assets held by the cedant, generally used to collateralize the funds held balance, or the investment return earned by the cedant on its entire investment portfolio. In these arrangements, investment returns are typically reflected in Net investment income in the Company’s Consolidated Statements of Operations. In these arrangements, the Company is exposed, to a limited extent, to the underlying credit risk of the pool of assets inasmuch as the underlying policies may have guaranteed minimum returns. In such cases, an embedded derivative exists and its fair value is recorded by the Company as an increase or decrease to the funds held balance.
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
The reporting currency of the Company is the U.S. dollar. The national currencies of the Company’s subsidiaries and branches are generally their functional currencies, except for the Company’s Bermuda subsidiaries, its branches in Switzerland and the United Kingdom and its Singapore subsidiary and branches, whose functional currency is the U.S. dollar. In translating the financial statements of those subsidiaries or branches whose functional currency is other than the U.S. dollar, assets and liabilities are converted into U.S. dollars using the rates of exchange in effect at the balance sheet dates, and revenues and expenses are converted using the average foreign exchange rates for the period. The effect of translation adjustments are reported in the Consolidated Balance Sheets as Currency translation adjustment, a separate component of Accumulated other comprehensive income or loss. The change in currency translation adjustment is reflected in Other comprehensive income or loss.
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
(r) Share-Based Incentives
The Company is authorized to issue restricted Class B and C shares and restricted share units to certain executives and directors. The compensation cost for grants of Class B and C shares and restricted share units is measured at fair value and expensed over the period for which the employee is required to provide services in exchange for the award, up to three years from the date of grant. The Company has elected to recognize forfeitures as they occur. Unrestricted Class B and C shares can be sold back to the Company at the option of the shareholder. Class B and C shares and restricted share units are accounted for as liabilities and included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheets. See Note 13 for further details.
(s) Recent Accounting Pronouncements
Adopted during 2021
In October 2020, the FASB issued updated guidance to clarify that callable debt securities should be reevaluated each reporting period to determine if the amortized cost exceeds the amount repayable by the issuer at the next earliest call date and, if so, the excess should be amortized to the next call date. This guidance is effective for fiscal years beginning after December 15, 2020, and the Company adopted this guidance effective January 1, 2021 on a prospective basis for existing or newly purchased callable debt securities. The adoption did not have a material impact on the Company's Consolidated Financial Statements.
In March 2020, the U.S. Securities and Exchange Commission (the SEC) adopted amendments to the financial disclosure requirements related to certain debt securities, including registered debt securities issued by a wholly-owned, operating subsidiary that are fully and unconditionally guaranteed by the parent company. In October 2020, the FASB issued updated guidance to reflect the SEC's new disclosure requirements. This new guidance narrows the circumstances that require separate financial statements of subsidiary issuers and guarantors and streamlines the alternative disclosures required in lieu of those statements. The amended SEC rules became effective on January 4, 2021, and the Company adopted the new disclosure requirements at that time. As the guidance is disclosure-related only, it did not have a material impact on the Company's Consolidated Financial Statements.
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
Not yet adopted
In August 2018, the FASB issued updated guidance to improve financial reporting for insurance companies that issue long-duration contracts such as life insurance and annuities. The objective of the new guidance is to improve, simplify, and enhance the financial reporting of long-duration contracts. These updates amend four key areas pertaining to the accounting and disclosures for long-duration insurance and investment contracts:
•The update requires cash flow assumptions used to measure the liability for future policy benefits to be reviewed at least annually and updated, if necessary. Assumptions no longer allow a provision for adverse deviation. The remeasurement of the liability associated with the update of assumptions is required to be recognized in Net income or loss. Loss recognition testing is eliminated for traditional and limited-payment contracts. The update also requires the discount rate used in measuring the liability to be an upper-medium grade fixed-income instrument yield, which is to be updated at each reporting date. The change in liability due to changes in the discount rate is to be recognized in Other comprehensive income or loss.
•The update requires certain contract features meeting the definition of market risk benefits to be measured at fair value. Among the features included in this definition are guaranteed minimum death benefit (GMDB) products. The change in fair value of the market risk benefits is to be recognized in Net income or loss, excluding the portion attributable to changes in instrument-specific credit risk which is recognized in Other comprehensive income or loss.
•The update simplifies the amortization of Deferred acquisition costs and other balances, requiring such balances to be amortized on a constant level basis over the expected term of the contracts. Deferred costs are required to be written off for unexpected contract terminations but are not subject to recoverability testing.
•The update also introduces disclosure requirements around the liability for future policy benefits, market risk benefits and deferred acquisition costs. This includes disaggregated rollforward of these balances and information about significant inputs, judgments, assumptions and methods used in their measurement.
This guidance is effective on January 1, 2023 and will be adopted using the modified retrospective method for all topics except for market risk benefits, which must be applied using the full retrospective method. The Company has created a governance framework and is managing a detailed implementation plan to support the timely application of the new guidance. During 2021, we continued to progress our implementation plan, refining key accounting policy decisions, technology solutions and updates to internal controls. Given the nature and extent of the changes, this guidance may have a material impact on our Consolidated Financial Statements, including a reduction in Shareholders' Equity primarily due to the impact of updating interest rates, and will require significant new disclosures.
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
At December 31, 2021 and 2020, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,118,772	$—	$2,118,772
U.S. states, territories and municipalities	—	12,878	95,181	108,059
Non-U.S. sovereign government, supranational and government related	—	2,181,127	—	2,181,127
Corporate bonds	—	5,441,908	—	5,441,908
Asset-backed securities	—	—	16,764	16,764
Residential mortgage-backed securities	—	4,204,644	—	4,204,644
Fixed maturities	$—	$13,959,329	$111,945	$14,071,274
Short-term investments	$—	$205,146	$—	$205,146
Equities
Real estate	$97,854	$—	$2,097	$99,951
Consumer non-cyclical	343	—	10,081	10,424
Consumer cyclical	7,341	—	1,394	8,735
Diversified	4	—	7,468	7,472
Energy	1,112	—	2,368	3,480
Industrials	137	—	220	357
Finance	—	—	128	128
Insurance	—	18	—	18
Mutual funds	—	—	1,621,019	1,621,019
Equities	$106,791	$18	$1,644,775	$1,751,584
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$8,841	$—	$8,841
Total return swaps	—	—	153	153
Insurance-linked securities	—	—	5,663	5,663
Other	—	—	3,059	3,059
Other
Corporate loans (1)	—	—	1,469,776	1,469,776
Notes and loans receivable and notes securitization	—	—	6,575	6,575
Private equities	—	—	1,280,731	1,280,731
Derivative liabilities
Foreign exchange forward contracts	—	(6,657)	—	(6,657)
Total return swaps	—	—	(1,079)	(1,079)
Interest rate swaps	—	(10,489)	—	(10,489)
Other invested assets	$—	$(8,305)	$2,764,878	$2,756,573
Total	$106,791	$14,156,188	$4,521,598	$18,784,577

(1)Corporate loans includes a portfolio of third-party, individually managed privately issued corporate loans that are managed under an externally managed mandate with a fair value of $1.0 billion and $0.9 billion at December 31, 2021 and 2020, respectively. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. Corporate loans also includes $0.5 billion and $0.4 billion of other privately issued corporate loans at December 31, 2021 and 2020 respectively.

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
At December 31, 2021 and 2020, the aggregate carrying amounts of items included in Other invested assets that the Company did not measure at fair value were $845 million and $900 million, respectively, which related to the Company’s investments that are accounted for using the equity method of accounting. Dividends on equity method investments for 2021 and 2020 were $10 million and $2 million, respectively. Refer to Note 4(f) for further information on the Company's equity method investments.
At December 31, 2021 and 2020, the carrying value of accrued investment income approximated fair value due to its short-term nature.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2021 and 2020, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.

The reconciliations of the beginning and ending balances for financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2021 and 2020, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2021	Balance at beginning of year	Realized and unrealized investment (losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers out of Level 3	Balance at end of year	Change in unrealized investment (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$120,477	$(7,330)	$—	$(17,966)	$—	$95,181	$(8,818)
Asset-backed securities	17,528	—	—	(764)	—	16,764	—
Corporate bonds	16,530	165	—	(16,695)	—	—	—
Fixed maturities	$154,535	$(7,165)	$—	$(35,425)	$—	$111,945	$(8,818)
Equities
Energy	$34,448	$54,509	$6	$(86,595)	$—	$2,368	$1,326
Consumer non-cyclical	6,886	7,557	—	—	(4,362)	10,081	4,522
Insurance	4,000	—	—	(4,000)	—	—	—
Real estate	2,338	(241)	—	—	—	2,097	(241)
Consumer cyclical	475	(916)	1,835	—	—	1,394	(916)
Finance	138	(10)	—	—	—	128	(10)
Industrials	39	245	309	(334)	(39)	220	99
Diversified	3,098	1,901	2,469	—	—	7,468	1,901
Mutual funds	1,428,080	212,723	60,845	(80,629)	—	1,621,019	195,927
Equities	$1,479,502	$275,768	$65,464	$(171,558)	$(4,401)	$1,644,775	$202,608
Other invested assets
Derivatives, net	$(862)	$5,718	$3,059	$(119)	$—	$7,796	$4,018
Corporate loans	1,326,143	(10,668)	796,236	(641,935)	—	1,469,776	(6,432)
Notes and loan receivables and notes securitization	7,121	(71)	21	(496)	—	6,575	(6,895)
Private equities	756,731	291,160	587,956	(355,116)	—	1,280,731	182,171
Other invested assets	$2,089,133	$286,139	$1,387,272	$(997,666)	$—	$2,764,878	$172,862
Total	$3,723,170	$554,742	$1,452,736	$(1,204,649)	$(4,401)	$4,521,598	$366,652

(1)Includes sales of Fixed maturities, Equities and Other invested assets of $17 million, $172 million and $738 million, respectively. Sales of Fixed maturities were comprised of U.S. states, territories and municipalities. Sales of Other invested assets included sales of corporate loans of $404 million and private equities of $334 million.
During the year ended December 31, 2021, two equity securities valued at $4 million were transferred from Level 3 to Level 1 due to the availability of quoted prices in active markets.

For the year ended December 31, 2020	Balance at beginning of year	Realized and unrealized investment (losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized investment (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$143,427	$(5,785)	$—	$(17,165)	$—	$120,477	$(5,780)
Asset-backed securities	18,228	—	—	(700)	—	17,528	—
Corporate	18,687	(128)	—	(2,029)	—	16,530	(128)
Fixed maturities	$180,342	$(5,913)	$—	$(19,894)	$—	$154,535	$(5,908)
Equities
Energy	$—	$3,419	$31,128	$(99)	$—	$34,448	$3,320
Consumer non-cyclical	—	(3,168)	5,560	—	4,494	6,886	278
Insurance	9,403	(5,403)	—	—	—	4,000	4,000
Real estate	2,385	(416)	369	—	—	2,338	(416)
Consumer cyclical	—	—	475	—	—	475	—
Finance	126	12	—	—	—	138	12
Industrials	—	(491)	530	—	—	39	(491)
Diversified	—	(706)	3,804	—	—	3,098	(706)
Mutual funds	1,199,847	206,654	47,391	(25,812)	—	1,428,080	198,911
Equities	$1,211,761	$199,901	$89,257	$(25,911)	$4,494	$1,479,502	$204,908
Other invested assets
Derivatives, net	$(2,657)	$(8,217)	$5,008	$5,004	$—	$(862)	$(5,085)
Corporate loans	1,879,105	(10,980)	555,780	(1,097,762)	—	1,326,143	31,980
Notes and loan receivables and notes securitization	3,085	124	4,448	(536)	—	7,121	(979)
Private equities	533,744	105,627	260,096	(140,074)	(2,662)	756,731	93,903
Other invested assets	$2,413,277	$86,554	$825,332	$(1,233,368)	$(2,662)	$2,089,133	$119,819
Total	$3,805,380	$280,542	$914,589	$(1,279,173)	$1,832	$3,723,170	$318,819

(1)Settlements and sales of Equities and Other invested assets included sales of $26 million and $1.1 billion, respectively. Sales of Other invested assets of $1.1 billion included sales of corporate loans of $981 million and private equities of $137 million.

During the year ended December 31, 2020, an equity security valued at $4 million was transferred from Level 1 to Level 3 due to the unavailability of quoted prices in active markets, and a private equity security valued at $3 million was transferred from Level 3 to Level 1 due to the availability of quoted prices in active markets.

The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2021 and 2020 were as follows (fair value in thousands of U.S. dollars):

December 31, 2021	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$95,181	Discounted cash flow	Credit spreads	2.5% – 254.5% (14.3%)
Other invested assets
Total return swaps, net	(926)	Discounted cash flow	Credit spreads	2.4% – 41.3% (36.5%)
Insurance-linked securities – longevity swaps	5,663	Discounted cash flow	Credit spreads	1.7% (1.7%)
Notes and loans receivables	1,791	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.1 (1.1)
Note securitization	403	Discounted cash flow	Credit spreads	2.5% (2.5%)
Private equity - other	8,832	Discounted cash flow	Effective yield	3.5% (3.5%)
Private equity - funds	38,185	Reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	(2.5)% ((2.5)%)

December 31, 2020	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$120,477	Discounted cash flow	Credit spreads	2.5% – 283.2% (14.8%)
Asset backed securities	17,528	Discounted cash flow	Credit spreads	4.7% (4.7%)
Other invested assets
Total return swaps, net	(2,355)	Discounted cash flow	Credit spreads	2.7% – 36.7% (29.8%)
Insurance-linked securities – longevity swaps	3,074	Discounted cash flow	Credit spreads	1.8% (1.8%)
Notes and loans receivables	6,446	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.1 (1.1)
Note securitization	675	Discounted cash flow	Credit spreads	2.5% (2.5%)
Private equity – other	30,067	Discounted cash flow	Effective yield	3.9% (3.9%)
Private equity – funds	188,533	Lag reported market value	Net asset value, as reported	100.0% (100.0%)
			Market adjustments	15.7% – 16.0% (15.9%)

(1)Unobservable inputs were weighted by the relative fair value of the instruments.
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include asset-backed securities and corporate bonds (included within Fixed maturities), equities and mutual fund investments (included within Equities), certain notes and loans receivables (included within Other invested assets), certain private equity funds (private equities included within Other invested assets), privately placed corporate loans (included within Other invested assets) and certain derivatives.

Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	2021	2020	2019
Fixed maturities and short-term investments	$(558,466)	$219,946	$190,343
Equities	198,780	167,456	403,011
Other invested assets	184,209	63,669	50,857
Total	$(175,477)	$451,071	$644,211
Substantially all of the above changes in fair value are included in Net realized and unrealized investment gains in the Consolidated Statements of Operations. The change in the fair value of Other invested assets subject to the fair value option does not include certain derivatives.
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
Equities
Equity securities include U.S. and foreign common and preferred stocks, real estate investment trusts and mutual funds. Publicly traded equities are generally classified in Level 1 as the Company uses prices received from independent pricing sources based on quoted prices in active markets. Equities classified as Level 2 are generally mutual funds invested in fixed income securities, where the net asset value of the fund is provided on a daily basis, and certain common and preferred equities. Equities classified as Level 3 are generally mutual funds invested in securities other than the common stock of publicly traded companies, where the net asset value is not provided on a daily basis, and inactively traded common stocks. For these investments, the Company utilizes prices from third-party sources without adjustment.
Other invested assets
The Company’s foreign exchange forward contracts and interest rate swaps are generally classified as Level 2 within the fair value hierarchy and are priced by independent pricing services.
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
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2021 and 2020, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the Company's senior notes and junior subordinated notes. The fair value of the senior notes as of December 31, 2021 and 2020 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the junior subordinated notes as of December 31, 2021 and 2020 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the debt.
See Note 9 for further details related to the Company's debt, including the carrying values and fair values.
At December 31, 2021 and 2020, the Company’s senior notes and junior subordinated notes were classified as Level 2 in the fair value hierarchy.

Disclosures about the fair value of financial instrument liabilities exclude insurance contracts.
4. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	2021	2020	2019
Net realized investment gains on fixed maturities and short-term investments	$19,893	$24,828	$243,508
Net realized investment gains on equities	78,501	21,538	6,545
Net realized investment gains (losses) on other invested assets	103,011	(30,436)	830
Net realized investment gains	$201,405	$15,930	$250,883
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(558,466)	$219,946	$190,343
Change in net unrealized investment gains on equities	198,780	167,456	403,011
Change in net unrealized investment gains on other invested assets	196,926	58,452	44,441
Net other realized and unrealized investment (losses) gains	(848)	(1,346)	969
Change in net unrealized investment (losses) gains	$(163,608)	$444,508	$638,764
Impairment loss on investments in real estate	$—	$(6,119)	$(2,977)
Net realized and unrealized investment gains	$37,797	$454,319	$886,670

(b) Net Investment Income
The components of net investment income for the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	2021	2020	2019
Fixed maturities	$301,391	$290,259	$379,939
Short-term investments and cash and cash equivalents	4,860	12,000	26,981
Other invested assets	90,442	89,129	68,879
Equities	12,686	3,918	(6,067)
Funds held and other (1)	17,871	16,559	18,288
Investment expenses	(50,781)	(51,197)	(39,482)
Net investment income	$376,469	$360,668	$448,538

(1) The Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index (e.g. LIBOR). Interest rates ranged from 0.1% to 7.3%, 0.1% to 6.5% and 0.1% to 5.1% for the years ended December 31, 2021, 2020 and 2019, respectively.
(c) Pledged and Restricted Assets
At December 31, 2021 and 2020, approximately $105 million and $209 million, respectively, of cash and cash equivalents and approximately $5,483 million and $4,993 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.
(d) Receivable for Securities Sold and Payable for Securities Purchased
At December 31, 2021 and 2020, receivables for securities sold of $45 million and $24 million, respectively, were recorded within Other assets. At December 31, 2021 and 2020, payables for securities purchased of $202 million and $286 million, respectively, were recorded within Accounts payable, accrued expenses, and other in the Consolidated Balance Sheets.

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
(f) Equity Method Investments
Investments accounted for under the equity method at December 31, 2021 and 2020 totaled $845 million and $900 million, respectively. At December 31, 2021 and 2020, the Company held a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group Limited (Almacantar). The total carrying value of this investment was $561 million and $494 million, at December 31, 2021 and 2020, respectively, and is included within Other invested assets in the Consolidated Balance Sheets. The Company's other equity method investments are comprised primarily of passive investment interests focusing in the real estate sector.
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
Insurance-linked Securities—The Company enters into various derivatives for which the underlying risks reference parametric weather risks, pandemic outbreaks and mortality, in addition to longevity total return swaps for which the underlying risks reference longevity risks.
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
There were no derivatives designated as hedges for the years ended December 31, 2021 and 2020. The net fair values of derivatives included in Other invested assets within the Company’s Consolidated Balance Sheets and the related net notional exposures at December 31, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2021			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$8,841	$(6,657)	$2,184	$3,092,396
Insurance-linked securities (1)	5,663	—	5,663	15,200
Total return swaps	153	(1,079)	(926)	31,519
Interest rate swaps (2)	—	(10,489)	(10,489)	—
Other	3,059	—	3,059	—
Total derivatives not designated as hedges	$17,716	$(18,225)	$(509)

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2020			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$7,309	$(10,698)	$(3,389)	$3,843,436
Insurance-linked securities (1)	3,074	(2,000)	1,074	18,850
Total return swaps	797	(3,152)	(2,355)	31,580
Interest rate swaps (2)	—	(17,509)	(17,509)	—
Other	419	—	419	—
Total derivatives not designated as hedges	$11,599	$(33,359)	$(21,760)

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
The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	2021	2020	2019
Foreign exchange forward contracts	$(16,788)	$(32,611)	$(41,171)
Total included in Net foreign exchange losses	$(16,788)	$(32,611)	$(41,171)
Futures contracts	$—	$—	$(9,952)
Insurance-linked securities	4,807	(2,341)	(4,381)
Total return swaps	1,430	(845)	—
Interest rate swaps	7,020	(5,131)	(5,230)
TBAs	(56)	(510)	—
Other	(298)	1,376	463
Total included in Net realized and unrealized investment gains	$12,903	$(7,451)	$(19,100)
Total derivatives not designated as hedges	$(3,885)	$(40,062)	$(60,271)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2021 and 2020 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2021	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$17,716	$—	$17,716	$—	$(34,764)	$(17,048)
Total derivative liabilities	$(18,225)	$—	$(18,225)	$—	$1,671	$(16,554)

December 31, 2020
Total derivative assets	$11,599	$—	$11,599	$—	$(26,853)	$(15,254)
Total derivative liabilities	$(33,359)	$—	$(33,359)	$—	$11,503	$(21,856)

(1)Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

6. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio, Aurigen and Claims Analytics at December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible assets	Total intangible assets
Balance at December 31, 2018	$456,380	$119,344	$9,555	$128,899
Foreign currency translation	—	73	—	73
Intangible assets amortization	n/a	(11,434)	n/a	(11,434)
Balance at December 31, 2019	$456,380	$107,983	$9,555	$117,538
Foreign currency translation	—	119	—	119
Intangible assets amortization	n/a	(9,988)	n/a	(9,988)
Balance at December 31, 2020	$456,380	$98,114	$9,555	$107,669
Foreign currency translation	—	10	—	10
Intangible assets amortization	n/a	(8,861)	n/a	(8,861)
Balance at December 31, 2021	$456,380	$89,263	$9,555	$98,818

n/a: Not applicable
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	December 31, 2021			December 31, 2020
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Renewal rights	$48,163	$(40,786)	$7,377	$48,163	$(38,205)	$9,958
Customer relationships	67,748	(52,661)	15,087	67,738	(47,867)	19,871
Life VOBA	75,583	(8,784)	66,799	75,583	(7,298)	68,285
Total definite-lived intangible assets	$191,494	$(102,231)	$89,263	$191,484	$(93,370)	$98,114
Indefinite-lived intangible assets:
Insurance licenses	9,555	n/a	9,555	9,555	n/a	9,555
Total intangible assets	$201,049	$(102,231)	$98,818	$201,039	$(93,370)	$107,669

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 10-13 years for renewal rights and customer relationships, and 100 years for life VOBA.
The allocation of the goodwill to the Company’s segments at December 31, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	2021	2020
P&C segment	$242,376	$242,376
Specialty segment	196,047	196,047
Life and Health segment	17,957	17,957
Total	$456,380	$456,380

The estimated future amortization expense related to the Company’s definite-lived intangible assets is as follows (in thousands of U.S. dollars):

Year	VOBA	Other definite- lived intangible assets	Total definite- lived intangible assets
2022	$2,478	$6,423	$8,901
2023	2,272	5,641	7,913
2024	2,296	4,960	7,256
2025	2,070	4,367	6,437
2026	1,892	402	2,294
Thereafter	55,791	671	56,462
Total	$66,799	$22,464	$89,263
7. Non-life and Life and Health Reserves
(a) Non-life reserves
Non-life reserves are categorized into three types of reserves: case reserves, ACRs and IBNR reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. See also Note 2(b). The Company’s gross liability for non-life reserves at December 31, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	December 31, 2021	December 31, 2020
Case reserves	$4,881,892	$4,646,633
ACRs	140,464	171,381
IBNR reserves	7,025,436	6,577,307
Non-life reserves	$12,047,792	$11,395,321
The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2021, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	2021	2020	2019
Gross liability at beginning of year	$11,395,321	$10,363,383	$9,895,376
Reinsurance recoverable at beginning of year	782,330	754,795	850,946
Net liability at beginning of year	10,612,991	9,608,588	9,044,430
Net incurred losses related to: (1)
Current year	3,637,671	3,945,248	3,716,988
Prior years	(194,426)	71,456	(56,848)
	3,443,245	4,016,704	3,660,140
Net paid losses related to:
Current year	(437,938)	(459,718)	(439,285)
Prior years	(2,535,057)	(2,772,886)	(2,651,385)
	(2,972,995)	(3,232,604)	(3,090,670)
Retroactive reinsurance recoverable	(357,864)	—	(81,013)
Effects of foreign exchange rate changes and other	(210,251)	220,303	75,701
Net liability at end of year	$10,515,126	$10,612,991	$9,608,588
Reinsurance recoverable at end of year	1,532,666	782,330	754,795
Gross liability at end of year	$12,047,792	$11,395,321	$10,363,383

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18. Non-life reserves allocated to Corporate and Other totaled $6 million at December 31, 2019. There were no incurred losses or non-life reserves allocated to Corporate and Other during 2021 or 2020.

Prior Years' Reserve Development
For the year ended December 31, 2021, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both the P&C and Specialty segments. The favorable loss emergence within the Specialty segment was across multiple accident years, predominantly from financial risks lines. The favorable loss emergence within the P&C segment was primarily from a refinement of loss estimates for certain large catastrophic events from accident years 2017 - 2019.
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
Retroactive Reinsurance Recoverable
During the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement related to prior underwriting years on the Company's U.S. casualty and auto business within the P&C segment. Premium paid for the loss portfolio transfer and adverse development cover agreement, resulted in a cash transfer for the premium at inception of the agreement, and a reinsurance recoverable of $358 million at December 31, 2021. At December 31, 2021 and as a result of adverse prior years reserve development ceded under this agreement, a deferred gain of $20 million was recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheet. This transaction is presented retrospectively in the net loss and loss expenses incurred development table for the Casualty business in Section (c) below. Reinsurance recoveries under this transaction are attributed to calendar year and accident year based on the underlying distribution of losses subject to the agreement.
In the fourth quarter of 2019, the Company entered into a loss portfolio transfer agreement transferring 100% of liabilities, including profit commissions, related to its wholesale managing general agent portfolio. As a result of the transaction, the Company recorded a reinsurance recoverable of $81 million and a related deferred gain of $14 million. In the fourth quarter of 2020, the Company completed a business transfer to extinguish the remaining $70 million of non-life reserves and derecognized the $70 million of related reinsurance recoverables. As a result, during 2020, the $14 million deferred gain was recognized within Losses and loss expenses in the Consolidated Statement of Operations. At settlement, $64 million of invested assets were transferred, and there was a corresponding decrease in Other reinsurance balances payable.
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2021 and 2020 included $44 million and $43 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2021 and 2020 was $52 million and $50 million, respectively.
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

(b) Life and Health Reserves
The reconciliation of the beginning and ending gross and net liability for life and health reserves for the years ended December 31, 2021, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	2021	2020	2019
Gross liability at beginning of period	$2,704,229	$2,417,044	$2,198,080
Reinsurance recoverable at beginning of period	35,662	16,183	11,829
Net liability at beginning of period	$2,668,567	$2,400,861	$2,186,251
Net incurred losses (1)	1,440,739	1,318,196	1,263,016
Net losses paid	(1,413,316)	(1,230,383)	(1,071,487)
Effects of foreign exchange rate changes and other	(78,904)	179,893	23,081
Net liability at end of period	$2,617,086	$2,668,567	$2,400,861
Reinsurance recoverable at end of period	21,000	35,662	16,183
Gross liability at end of period	$2,638,086	$2,704,229	$2,417,044

(1)During 2021 and 2020, certain life and health treaties were recaptured, resulting in total gains upon recapture of $15 million and $28 million respectively, recorded as a reduction to net incurred losses.
Net incurred losses includes favorable prior years' reserve development of $5 million for the year ended December 31, 2021 and unfavorable prior years' reserve development of $52 million during the year ended December 31, 2020, which was driven by the Company's disability business.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 11% at December 31, 2021, 2020 and 2019.
Life and health reserving methods
The reserving methods commonly employed by the Company are summarized as follows:
Mortality
The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. IBNR is calculated at the reserving segment level using either the ELR method or CL development method described above for Non-life business.
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
(c) Losses and Loss Expenses
Losses and loss expenses in the Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019 were comprised as follows (in thousands of U.S. dollars):

	2021	2020	2019
Non-life (1)	$3,443,245	$4,016,704	$3,660,140
Life and Health	1,440,739	1,318,196	1,263,016
Losses and loss expenses	$4,883,984	$5,334,900	$4,923,156

(1) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other as disclosed in Note 18.
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2012 through 2021, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2012 through 2021, are presented in the tables below (in thousands of U.S. dollars).
The information presented below for incurred and paid claims development for each of the years ended December 31, 2012 through 2020 and the average annual percentage payout of incurred claims by age, net of reinsurance, is presented as supplementary information and is unaudited. The tables below reflect losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the Losses and loss expenses in the Consolidated Statement of Operations reflect losses incurred at the average exchange rate for the period.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,											December 31, 2021
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total of IBNR plus expected development on reported claims
2012	$2,342,553	$2,627,452	$2,371,984	$2,248,510	$2,495,148	$2,394,396	$2,243,436	$2,209,950	$2,197,815	$2,181,218	$10,086
2013		2,506,489	2,700,371	2,487,494	2,183,344	2,302,089	2,393,344	2,387,407	2,361,827	2,345,255	46,041
2014			2,416,677	2,596,191	2,478,039	2,467,234	2,477,572	2,434,886	2,400,662	2,385,988	65,254
2015				2,355,703	2,557,213	2,494,735	2,522,169	2,495,354	2,449,975	2,429,432	83,536
2016					2,398,444	2,597,779	2,570,484	2,544,389	2,522,270	2,537,312	167,323
2017						2,499,161	2,871,000	2,811,676	2,772,119	2,788,118	235,938
2018							2,548,563	3,093,669	3,120,388	3,130,397	333,906
2019								2,848,949	3,637,558	3,707,336	773,002
2020									4,051,824	3,867,443	1,728,949
2021										2,838,039	2,520,673
Total										$28,210,538	$5,964,708

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$294,313	$973,857	$1,338,878	$1,497,677	$1,593,864	$1,705,320	$1,754,704	$1,805,081	$1,825,434	$1,840,284
2013		287,566	1,275,211	1,623,541	1,825,345	1,961,269	2,055,408	2,123,294	2,161,355	2,188,318
2014			338,712	1,286,854	1,596,445	1,817,505	1,957,235	2,060,333	2,140,845	2,189,661
2015				335,368	1,191,883	1,603,381	1,842,842	2,004,838	2,114,625	2,191,493
2016					338,124	1,312,013	1,687,477	1,972,139	2,112,088	2,206,804
2017						406,218	1,447,213	1,853,527	2,148,343	2,276,982
2018							278,953	1,350,321	1,933,461	2,253,397
2019								445,090	1,574,942	2,154,188
2020									455,948	1,446,282
2021										412,023
Total										$19,159,432

Net reserves for accident years and exposures included in the triangles										$9,051,106
All outstanding liabilities before accident year 2012, net of reinsurance										1,102,911
Total outstanding liabilities for unpaid claims										$10,154,017

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE
Years	1	2	3	4	5	6	7	8	9	10
Non-life	13%	34%	16%	10%	5%	4%	3%	2%	1%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,											December 31, 2021
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total of IBNR plus expected development on reported claims
2012	$691,488	$658,283	$551,817	$533,256	$517,687	$518,564	$513,621	$502,869	$502,369	$494,145	$1,959
2013		639,026	586,694	546,588	531,833	525,745	517,468	515,376	514,873	512,546	842
2014			465,513	489,871	465,774	461,842	456,086	454,046	451,662	451,833	552
2015				550,216	581,923	557,092	548,666	545,180	541,160	546,732	3,810
2016					684,976	706,630	671,835	651,823	648,266	650,208	13,249
2017						973,654	1,039,936	973,452	945,066	937,829	20,219
2018							826,216	861,674	844,596	820,472	28,467
2019								741,448	849,547	831,461	47,475
2020									1,212,387	1,163,924	272,042
2021										809,517	572,794
Total										$7,218,667	$961,409

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$99,084	$345,731	$438,322	$472,761	$484,780	$494,267	$498,829	$505,649	$505,895	$508,477
2013		90,889	331,515	436,234	471,381	489,287	492,774	497,604	499,794	499,576
2014			97,352	319,121	393,013	421,164	431,055	436,472	441,065	443,167
2015				101,501	346,869	450,016	483,907	496,634	503,895	513,203
2016					148,109	469,162	567,654	609,863	626,616	637,028
2017						224,987	714,541	829,490	880,073	889,729
2018							80,881	530,024	669,153	710,866
2019								80,621	458,182	589,100
2020									111,470	537,865
2021										110,592
Total										$5,439,603

Net reserves for accident years and exposures included in the triangles										$1,779,064
All outstanding liabilities before accident year 2012, net of reinsurance										146,308
Total outstanding liabilities for unpaid claims										$1,925,372

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY
Years	1	2	3	4	5	6	7	8	9	10
Property	16%	47%	16%	6%	2%	1%	1%	1%	—%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,											December 31, 2021
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total of IBNR plus expected development on reported claims
2012	$706,442	$856,769	$769,092	$710,862	$698,668	$702,358	$696,110	$682,054	$677,161	$670,767	$—
2013		748,691	880,676	784,615	763,208	761,477	757,032	747,422	728,645	724,170	39,469
2014			794,186	879,144	850,550	851,144	869,438	832,104	807,750	793,629	46,003
2015				684,702	808,679	788,933	830,644	794,732	775,384	752,036	64,297
2016					646,045	769,492	785,448	766,754	755,605	769,283	118,811
2017						594,988	748,588	738,743	729,083	736,701	154,030
2018							750,120	951,393	955,784	965,966	203,571
2019								949,925	1,245,536	1,301,249	458,841
2020									1,301,042	1,230,847	896,066
2021										926,608	1,304,107
Total										$8,871,256	$3,285,195

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$58,130	$136,891	$205,359	$280,428	$333,456	$385,934	$416,086	$440,686	$455,860	$469,540
2013		56,952	159,112	263,808	345,291	419,488	481,381	524,709	550,444	576,650
2014			74,189	196,301	300,377	398,606	486,503	556,159	619,160	657,810
2015				78,386	185,508	299,396	393,997	497,220	570,219	620,841
2016					29,216	144,840	252,780	383,788	471,880	539,688
2017						60,390	165,196	259,310	354,594	435,692
2018							60,039	206,791	335,624	446,609
2019								97,723	270,727	423,814
2020									99,909	269,206
2021										74,019
Total										$4,513,869

Net reserves for accident years and exposures included in the triangles										$4,357,387
All outstanding liabilities before accident year 2012, net of reinsurance										908,806
Total outstanding liabilities for unpaid claims										$5,266,193

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY
Years	1	2	3	4	5	6	7	8	9	10
Casualty	8%	14%	13%	13%	11%	9%	6%	4%	3%	2%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,											December 31, 2021
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Total of IBNR plus expected development on reported claims
2012	$944,623	$1,112,400	$1,051,075	$1,004,392	$1,278,793	$1,173,474	$1,033,705	$1,025,027	$1,018,285	$1,016,306	$8,127
2013		1,118,772	1,233,001	1,156,291	888,303	1,014,867	1,118,844	1,124,609	1,118,309	1,108,539	5,730
2014			1,156,978	1,227,176	1,161,715	1,154,248	1,152,048	1,148,736	1,141,250	1,140,526	18,699
2015				1,120,785	1,166,611	1,148,710	1,142,859	1,155,442	1,133,431	1,130,664	15,429
2016					1,067,423	1,121,657	1,113,201	1,125,812	1,118,399	1,117,821	35,263
2017						930,519	1,082,476	1,099,481	1,097,970	1,113,588	61,689
2018							972,227	1,280,602	1,320,008	1,343,959	101,868
2019								1,157,576	1,542,475	1,574,626	266,686
2020									1,538,395	1,472,672	560,841
2021										1,101,914	643,772
Total										$12,120,615	$1,718,104

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021
2012	$137,099	$491,235	$695,197	$744,488	$775,628	$825,119	$839,789	$858,746	$863,679	$862,267
2013		139,725	784,584	923,499	1,008,673	1,052,494	1,081,253	1,100,981	1,111,117	1,112,092
2014			167,171	771,432	903,055	997,735	1,039,677	1,067,702	1,080,620	1,088,684
2015				155,481	659,506	853,969	964,938	1,010,984	1,040,511	1,057,449
2016					160,799	698,011	867,043	978,488	1,013,592	1,030,088
2017						120,841	567,476	764,727	913,676	951,561
2018							138,033	613,506	928,684	1,095,922
2019								266,746	846,033	1,141,274
2020									244,569	639,211
2021										227,412
Total										$9,205,960

Net reserves for accident years and exposures included in the triangles										$2,914,655
All outstanding liabilities before accident year 2012, net of reinsurance										47,797
Total outstanding liabilities for unpaid claims										$2,962,452

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY
Years	1	2	3	4	5	6	7	8	9	10
Specialty	15%	41%	17%	10%	4%	3%	1%	1%	—%	—%
The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by our cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2021 was as follows (in thousands of U.S. dollars):

December 31, 2021
Total outstanding liability for unpaid claims
Property	$1,925,372
Casualty	5,266,193
Specialty	2,962,452
Total outstanding liabilities for unpaid claims	$10,154,017
Unallocated loss expenses	$187,139
U.S. health net reserves (1)	170,617
Other	3,353
Total other liabilities	$361,109
Net liability at end of year	$10,515,126

Reinsurance recoverable on unpaid claims
Property	$708,008
Casualty	519,597
Specialty	305,061
Reinsurance recoverable at end of year	$1,532,666
Gross liability at end of year	$12,047,792

(1) U.S. health business is not meaningful to include in the development tables as the estimated average duration of the health reserves is less than one year and substantially all claims are expected to be paid within two years, based on historical payout patterns.
8. Reinsurance
(a) Reinsurance Recoverable on Paid and Unpaid Losses
The Company uses retrocessional agreements to reduce its exposure to risk of loss on reinsurance assumed. These agreements provide for recovery from retrocessionaires of a portion of losses and loss expenses. The Company remains liable to its cedants to the extent that the retrocessionaires do not meet their obligations under these agreements, and therefore the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk on an ongoing basis. The Company actively manages its reinsurance exposures by generally selecting either collateralized retrocessionaires or counterparties that have a credit rating of A- or higher.
The Company established Lorenz Re Ltd. (“Lorenz Re”), a special purpose insurer registered as a segregated accounts company in Bermuda, as part of its third party capital platform to provide third party investors with access to portfolios of risk in the global reinsurance markets. Lorenz Re operates by providing fully collateralized reinsurance capacity to certain of the Company's operating subsidiaries in respect of multiple lines of business. Lorenz Re raises capital primarily from third party investors seeking exposure to the global reinsurance markets by issuing non-voting redeemable preferred shares in its individual segregated accounts. The proceeds from issuance of these preferred shares are deposited into trust accounts collateralizing varying portfolios of potential reinsurance recoverables, which have established investment guidelines that generally require assets to be held as either cash and cash equivalents or in U.S. government issued securities of high credit quality. For the years ended December 31, 2021, 2020 and 2019, the Company ceded premium written to Lorenz Re’s segregated cells of $634 million, $81 million and $70 million, respectively, and recorded a Reinsurance recoverable on paid and unpaid losses from the segregated cells of $592 million and $117 million as at December 31, 2021 and 2020, respectively.
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing an allowance for reinsurance recoverable balances, the Company considers historical information, financial strength and credit ratings of reinsurers, collateralization amounts and the remaining expected life of reinsurance recoverable balances to determine the appropriateness of the allowance. Historically, the Company has not experienced material credit losses from retrocessional agreements. In assessing future default for reinsurance recoverable balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assesses the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2021 and 2020, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million.

(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2021, 2020 and 2019 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2021
Non-life	$6,557,055	$6,274,418	$4,212,465
Life and Health	1,646,870	1,651,485	1,454,065
Assumed	$8,203,925	$7,925,903	$5,666,530

Non-life	$1,046,227	$944,862	$769,220
Life and Health	23,680	24,519	13,326
Ceded	$1,069,907	$969,381	$782,546

Non-life	$5,510,828	$5,329,556	$3,443,245
Life and Health	1,623,190	1,626,966	1,440,739
Net	$7,134,018	$6,956,522	$4,883,984

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2020
Non-life	$5,376,703	$5,571,201	$4,358,975
Life and Health	1,499,222	1,505,819	1,344,117
Assumed	$6,875,925	$7,077,020	$5,703,092

Non-life	$550,784	$516,672	$342,271
Life and Health	24,283	23,522	25,921
Ceded	$575,067	$540,194	$368,192

Non-life	$4,825,919	$5,054,529	$4,016,704
Life and Health	1,474,939	1,482,297	1,318,196
Net	$6,300,858	$6,536,826	$5,334,900

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2019
Non-life (1)	$5,792,542	$5,433,357	$3,879,242
Life and Health	1,492,778	1,489,721	1,277,684
Assumed	$7,285,320	$6,923,078	$5,156,926

Non-life (1)	$353,735	$375,301	$219,102
Life and Health	22,527	22,559	14,668
Ceded	$376,262	$397,860	$233,770

Non-life (1)	$5,438,807	$5,058,056	$3,660,140
Life and Health	1,470,251	1,467,162	1,263,016
Net	$6,909,058	$6,525,218	$4,923,156

(1)Non-life Losses and loss expenses include amounts allocated to Corporate and Other as disclosed in Note 18.

9. Debt
The debt outstanding and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2021 and 2020 was comprised as follows (in thousands):

		December 31, 2021		December 31, 2020
	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes due 2029	$500,000	$496,620	$561,099	$496,168	$586,057
Senior notes due 2026	€750,000	843,950	882,126	914,223	985,352
Junior subordinated notes due 2050	$500,000	494,445	526,522	494,251	523,685
Capital efficient notes due 2066	$62,484	62,484	55,248	70,089	61,013
Debt		$1,897,499	$2,024,995	$1,974,731	$2,156,107
PartnerRe Finance B LLC and PartnerRe Finance II Inc. (collectively, U.S. finance entities) were utilized to issue U.S. dollar denominated debt while PartnerRe Ireland Finance DAC (Irish finance entity) was formed in order to issue Euro denominated senior notes.
The U.S. finance entities are wholly-owned by PartnerRe U.S. Corporation, a holding company indirectly 100% owned by the Company. The proceeds received by the U.S. finance entities upon issuance of debt were provided to PartnerRe U.S. Corporation in exchange for notes receivable for the same principal and interest terms as the related debt issued externally. The Company initially determined that the U.S. financing entities were VIEs but that the Company was not the primary beneficiary and, as a result, did not consolidate the U.S. finance entities. At December 31, 2020 the intercompany notes payable by PartnerRe U.S. Corporation to the U.S. finance entities are recorded within Debt in the Consolidated Balance Sheets and the related interest is recorded as Interest expense in the Consolidated Statements of Operations for the years ended December 31, 2020 and 2019. During 2021, the Company determined that it was the primary beneficiary of the U.S. finance entities and they are now consolidated as of and for the year ended December 31, 2021. As a result, the debt issued externally has been reflected as Debt in the Consolidated Balance Sheets at December 31, 2021 and the related interest is recorded as Interest expense in the Consolidated Statements of Operations for the year ended December 31, 2021. Consolidation of the U.S finance entities did not have a material impact to the Consolidated Financial Statements.
The Irish finance entity is wholly-owned by PartnerRe Holdings Europe Limited, a wholly owned subsidiary of the Company. The Company determined that the Irish finance entity is a VIE and the Company is the primary beneficiary. As a result, the debt issued externally has been reflected as Debt in the Consolidated Balance Sheets and the related interest as Interest expense in the Consolidated Statements of Operations.
Senior notes due 2020
In March 2010, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 5.500% senior notes due June 1, 2020 with the option to redeem, in whole or in part, at any time. On July 19, 2019, the Company early redeemed these senior notes with an aggregate principle of $500 million for a make-whole redemption price. As a result, the Company recorded a Loss on redemption of debt of $15 million in the Consolidated Statement of Operations during 2019.
Senior notes due 2029
In June 2019, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 3.700% senior notes at a price of 99.783% of the principal amount. The net proceeds of the issuance, after consideration of the offering discount and underwriting expenses and commissions, totaled $496 million. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption requiring the payment of a make-whole premium. Early redemption prior to June 19, 2022 is subject to the Bermuda Monetary Authority's approval. Commencing on January 2, 2020, interest on these notes is payable semi-annually at an annual fixed rate of 3.700%. Unless previously redeemed, the notes mature on July 2, 2029. These senior notes are ranked as senior unsecured obligations of PartnerRe Finance B LLC and PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these senior notes. PartnerRe Ltd.’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness. The proceeds from this issuance were used to fully redeem the senior notes due 2020 on July 19, 2019.

Senior notes due 2026
In September 2016, PartnerRe Ireland Finance DAC issued €750 million aggregate principal amount of 1.250% senior notes at a price of 99.144% of the principal amount, which are listed in the main securities market of the Irish Stock Exchange. Interest is payable annually commencing on September 15, 2017. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time. Unless previously redeemed, the notes mature on September 15, 2026. These senior notes are ranked as senior unsecured obligations of PartnerRe Ireland Finance DAC. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC under these senior notes. PartnerRe Ltd.’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Junior subordinated notes due 2050
In September 2020, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 4.500% fixed-rate reset junior subordinated notes at par. The net proceeds of the issuance, after consideration of the underwriting expenses, commissions and other expenses, totaled $494 million. Commencing on April 1, 2021, interest on these notes is payable semi-annually at an annual fixed rate of 4.500% until the first reset date on October 1, 2030. From the first reset date, and resetting every five years thereafter, the notes will bear interest at an annual rate equal to the five-year treasury rate plus 3.815%. These junior subordinated notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption outside of a par call period requiring the payment of a make-whole premium. Par call periods occur between April 1 and October 1 in each year in which the interest rate resets. Early redemption prior to October 1, 2025 is subject to the Bermuda Monetary Authority's approval. Unless previously redeemed, the notes mature on October 1, 2050. These notes are ranked as unsecured junior subordinated obligations, and will rank junior in right of payment to all outstanding and future senior indebtedness of PartnerRe Finance B LLC and PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these junior subordinated notes. PartnerRe Ltd.’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all its outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.
Capital efficient notes due 2066
In November 2006, PartnerRe Finance II Inc. issued Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes (CENts) with a principal amount of $250 million and on March 13, 2009, purchased and retired $187 million of this principal amount. On June 5, 2019, an additional $1 million of the principal amount was purchased and retired. As a result, the remaining aggregate principal amount of the CENts as at December 31, 2021 and 2020 was $62 million. In November 2006, PartnerRe U.S. Corporation issued a Fixed-to-Floating Rate promissory note, with a principal amount of $258 million to PartnerRe Finance II Inc. due December 1, 2066. In March 2009, $187 million of the principal amount was extinguished, with an additional $1 million of the principal amount extinguished in June 2019. As a result, the remaining principal amount of the intercompany promissory note as at December 31, 2021 and 2020 was $70 million. Interest on the CENts was payable semi-annually through to December 1, 2016 at an annual fixed rate of 6.440% and payable quarterly thereafter until maturity at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly. Since December 1, 2016, PartnerRe Finance II Inc. has had the right to defer one or more interest payments for up to ten years to December 1, 2026. The CENts have been redeemable at the option of the issuer, in whole or in part, since December 1, 2016 and are ranked as junior subordinated unsecured obligations of PartnerRe Finance II Inc. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. related to these junior subordinated notes. PartnerRe Ltd.’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all its outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.
10. Shareholders’ Equity
Authorized Shares
At December 31, 2021 and 2020, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
At December 31, 2021 and 2020, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by EXOR Nederland N.V. See Note 13 for discussion of Class B and C common shares.

Redeemable Preferred Shares
At December 31, 2021, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, were as follows (in millions of U.S. dollars, except number of shares and percentage amounts):

Series J
Date of issuance	March 2021
Number of preferred shares outstanding	8,000,000
Annual dividend rate	4.875%
Underwriting discounts and commissions	$6.1
Aggregate liquidation value, at $25 per share	$200.0
At December 31, 2020, the Company's issued and outstanding redeemable preferred shares, each with a par value of $1.00 per share, were as follows (in millions of U.S. dollars, except number of shares and percentage amounts):

	Series G	Series H	Series I	Total
Date of issuance	May 2016	May 2016	May 2016
Number of preferred shares outstanding	6,415,264	11,753,798	7,320,574	25,489,636
Annual dividend rate	6.500%	7.250%	5.875%
Underwriting discounts and commissions (1)	$5.4	$9.5	$6.4	$21.3
Aggregate liquidation value, at $25 per share	$160.4	$293.8	$183.0	$637.2

(1)Underwriting discounts and commissions represent the original amounts paid to issue Series D, E and F shares. These amounts were reallocated on a pro-rata basis between the previously issued and the newly issued series G, H and I shares as a result of the share exchange in May 2016 for $nil consideration.
On May 3, 2021, the Company redeemed all outstanding Series G, Series H and Series I preferred shares at $25 per share for an aggregate liquidation value of $637 million. In addition, unpaid preferred dividends accrued to the redemption date totaling $7 million were paid. In connection with the redemption, the Company recognized a loss of $21 million related to the deferred issuance costs paid upon issuance which were included in Additional paid-in capital related to the Series G, H and I preferred shares. There was no additional gain or loss on redemption to recognize as the redemption price and the initial consideration received on the issue of preferred shares were both $25 per share. The loss of $21 million was recognized as a deemed preferred dividend in retained earnings and in determining the Net income available to common shareholder.
On March 15, 2021, the Company issued 8,000,000 4.875% Series J fixed rate non-cumulative redeemable preferred shares at a par value of $1.00 per share and a redemption price of $200 million. The Company incurred issuance costs directly attributable to the new preferred shares of $6 million. The Series J preferred shares will remain outstanding into perpetuity, unless and until the Company decides to redeem them. The shares are not callable by the Company until March 15, 2026. On and after March 15, 2026, the Series J Preferred Shares will be redeemable at the Company’s option, in whole or from time to time in part, at a redemption price equal to $25 per Series J Preferred Share, plus declared and unpaid dividends. Dividends on the Series J preferred shares are non-cumulative and are payable quarterly in arrears. In the event of liquidation of the Company, the Series J preferred shares rank senior to the common shares, and the holders of the preferred shares would receive a distribution of $25 per share plus any declared but unpaid dividends.
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

11. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory accounting practices. On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Cooperations S.A. (Covéa), under which Covéa will acquire PartnerRe’s common shares. Pursuant to that definitive agreement, certain dividends may not be paid on common shares absent consent. At December 31, 2021, given the Company complied with its Bermuda solvency requirements, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2021, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include the elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value, the deferral of gains on retroactive reinsurance on non-life business and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and minimum liquidity ratios, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR) and to maintain a minimum general business liquidity ratio equal to the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. At December 31, 2021, the maximum dividend that PartnerRe Bermuda could pay without prior regulatory approval was approximately $805 million. The reporting deadline for the annual submission is April 30, 2022.
PartnerRe Europe is subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lay down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is April 8, 2022.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. The maximum dividend that can be declared and paid without prior approval is limited, to the lesser of adjusted net investment income or 10% of its total statutory capital and surplus as of the most recently filed annual statement. The reporting deadline for the annual filing is March 1, 2022.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2022.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2021 are due to be submitted to the relevant regulatory authorities later in 2022, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities. As a result, the comparative figures in the tables below reflect final figures submitted to regulatory authorities for 2020 and 2019.

The statutory net income (loss) of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia for the years ended December 31, 2021, 2020 and 2019 was as follows (in millions of U.S. dollars):

	2021	2020	2019
PartnerRe Bermuda	$900	$(52)	$863
PartnerRe Europe	$28	$237	$188
PartnerRe U.S.	$68	$28	$(106)
PartnerRe Asia	$(22)	$(2)	$17
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S. and PartnerRe Asia at December 31, 2021 and 2020 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda (1)		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia
	2021	2020	2021	2020	2021	2020	2021	2020
Required statutory capital and surplus	$2,751	$2,359	$1,873	$1,618	$1,244	$1,080	$50	$48
Actual statutory capital and surplus	$6,022	$5,070	$2,744	$2,417	$1,369	$1,169	$233	$253

(1)Required statutory capital and surplus is calculated at the Target Capital Level
In addition to the required statutory capital and surplus requirements for the reinsurance subsidiaries in the table above, the Company is required to assess its solvency capital needs both at a Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor, the Bermuda Monetary Authority is tasked with assessing the financial condition of the Group and coordinates the dissemination of information to other relevant authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law. The Company is currently completing the 2021 group BSCR, which must be filed with the BMA on or before May 31, 2022, and at this time, we believe we will exceed the ECR.
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
Income tax returns are open for examination for the tax years 2013-2021 in the U.S., 2016-2021 in Hong Kong, 2017-2021 in Canada, Singapore and Ireland, 2018-2021 in France and 2019-2021 in Switzerland. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Income tax expense (benefit) for the years ended December 31, 2021, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	2021	2020	2019
Current income tax expense (benefit)
U.S.	$31,216	$(97,155)	$12,899
Non U.S.	18,293	44,764	64,069
Total current income tax expense (benefit)	$49,509	$(52,391)	$76,968
Deferred income tax (benefit) expense
U.S.	$(9,404)	$60,932	$(25,850)
Non U.S.	(1,687)	(25,560)	4,268
Total deferred income tax (benefit) expense	$(11,091)	$35,372	$(21,582)
Unrecognized tax (benefit) expense
U.S.	$—	$—	$—
Non U.S.	(199)	3,928	(2,850)
Total unrecognized tax (benefit) expense	$(199)	$3,928	$(2,850)
Total income tax expense (benefit)
U.S.	$21,812	$(36,223)	$(12,951)
Non U.S.	16,407	23,132	65,487
Total income tax expense (benefit)	$38,219	$(13,091)	$52,536
Income before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income before taxes was as follows for the years ended December 31, 2021, 2020 and 2019 (in thousands of U.S. dollars):

	2021	2020	2019
Domestic (Bermuda)	$636,043	$3,894	$715,912
Foreign	125,580	237,204	273,372
Income before taxes	$761,623	$241,098	$989,284

Reconciliation of effective tax rate (% of income before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	5.7	15.5	6.5
Impact of foreign exchange gains or losses	(0.1)	(8.1)	(0.5)
Unrecognized tax expense (benefit)	—	1.6	0.2
Tax-exempt income and expenses not deductible	(0.4)	(1.4)	(0.6)
Foreign branch tax	0.1	(3.3)	(1.2)
Valuation allowance	0.6	3.4	0.7
Other	(0.9)	(13.1)	0.2
Actual tax rate	5.0%	(5.4)%	5.3%
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

The components of net tax assets and liabilities at December 31, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	December 31, 2021	December 31, 2020
Net tax assets	$154,472	$182,077
Net tax liabilities	(90,974)	(131,621)
Net tax assets	$63,498	$50,456

	December 31, 2021	December 31, 2020
Net current tax assets	$117,872	$112,992
Net deferred tax liabilities	(45,098)	(52,263)
Net unrecognized tax benefit	(9,276)	(10,273)
Net tax assets	$63,498	$50,456
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	December 31, 2021	December 31, 2020
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$18,340	$11,741
Foreign tax credit carryforwards	180,510	198,263
Tax loss carryforwards	106,555	57,485
Unearned premiums	36,421	34,760
Statutory basis funds held	58,899	—
Unrealized appreciation and timing differences on foreign exchange revaluations	3,838	20,493
Other deferred tax assets	47,034	42,754
	$451,597	$365,496
Valuation allowance	(211,798)	(211,167)
Deferred tax assets	$239,799	$154,329
Deferred tax liabilities
Deferred acquisition costs	$75,924	$67,850
Goodwill and other intangibles	56,870	58,224
Statutory basis reserves	114,240	—
Equalization reserves	7,192	7,366
Unrealized appreciation and timing differences on investments	4,877	46,389
Other deferred tax liabilities	25,794	26,763
Deferred tax liabilities	$284,897	$206,592
Net deferred tax liabilities	$(45,098)	$(52,263)
Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2021 relates to a foreign tax credit carryforward of $181 million in Ireland, and net deferred tax assets of $6 million in Canada, $12 million in the United Kingdom and $13 million in the United States. The valuation allowance recorded at December 31, 2020 related to a foreign tax credit carryforward of $198 million in Ireland, and net deferred tax assets of $3 million in Canada, $3 million in the United Kingdom and $7 million in the United States.
At December 31, 2021, the deferred tax assets included tax loss carryforwards (after valuation allowance) of $44 million in the United States, $19 million in Singapore, $6 million in Switzerland, $5 million in Canada and $2 million in Hong Kong. These can be carried forward for an unlimited period of time except Canada which is limited to twenty years and Switzerland which is limited to seven years. At December 31, 2020, the deferred tax assets included tax loss carryforwards (after valuation allowance) of $23 million in Singapore, $2 million in Hong Kong and $13 million in France that can be carried forward for an unlimited period of time.

The total amount of unrecognized tax benefits for the years ended December 31, 2021, 2020 and 2019 was as follows (in thousands of U.S. dollars):

	2021	2020	2019
Balance at January 1	$10,273	$5,689	$8,743
Changes in tax positions taken during a prior year	(199)	3,870	(4,229)
Tax positions taken during the current year	—	—	1,379
Impact of the change in foreign currency exchange rates	(798)	714	(204)
Balance at December 31	$9,276	$10,273	$5,689
For the years ended December 31, 2021, 2020 and 2019, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as Income tax expense (benefit) in the Consolidated Statements of Operations.
At December 31, 2021, an unrecognized tax benefit of $3 million is reasonably expected to reverse within twelve months.
13. Share-Based Incentives
The Company has issued Class B common shares (Class B shares), Class C common shares (Class C shares) and restricted share units to certain executives and directors of the Company. The Class B shares and Class C shares rank pari passu with each other in all respects.
Class C Shares and Restricted Share Unit Plan
During 2021, the Company designated a new class of voting Class C shares and also adopted a related restricted share unit plan and French sub-plan (collectively the “RSU Plan”). The RSU Plan provides for the award of restricted share units to certain executives of the Company (each a “Participant”).
Grants under the RSU plan are split evenly between restricted share units and performance share units (collectively referred to as RSUs) which are adjusted for personal performance (range of 75% to 125% of target) and Company performance (range of 50% to 150% of target), respectively, after one year following the date of grant. RSUs are generally granted on March 1 of a given year, and the target number of RSUs initially granted is determined based on a long-term incentive (“LTI”) target award amount divided by the latest U.S. GAAP book value (or common shareholder’s equity) per share published as of December 31.
The RSUs are granted at $nil consideration and cliff vest after a three year vesting period from the date of grant, in accordance with the terms set out in the RSU Agreement provided to the Participant. An acceleration of the vesting period will occur under certain circumstances, including death or permanent disability of the Participant or change of control for the Company. Notwithstanding these provisions, the Company's Board of Directors has authority to accelerate the vesting period at its own discretion. The RSUs are eligible for imputed dividends which are subject to the same forfeiture provisions as the related RSUs. RSUs do not entitle the holder to any voting rights for the Company. RSUs are settled in Class C shares following the settlement date into unrestricted Class C shares of the underlying RSUs.
Class C shares can also be purchased by or granted to certain executives or non-executive directors of the Company, provided requisite approvals have been granted, at the discretion of the Company's Board of Directors. Purchases of Class C shares are based on the latest U.S. GAAP book value as of the applicable valuation date.
Unrestricted Class C shares can be sold back to the Company at a redemption price based on the Company’s U.S. GAAP book value per share as of the applicable valuation date, at the discretion of the Company as further defined in the RSU Agreement and RSU Plan. The RSU Plan requires that the Participant can only sell Class C shares back to the Company provided that the Participant holds cumulative Class B and Class C shares and RSUs in the amount of a minimum of two times their gross annual long-term incentive (LTI) target value, unless otherwise agreed (the “Minimum Holding Requirement”).
Class B Shares
During 2017, the Company designated a class of voting Class B shares. Prior to the approval of the new Class C shares and related RSU Plan in 2021, Class B shares could either be purchased by or granted to certain executives or non-executive directors of the Company at the discretion of the Company in line with the provisions set out in the Class B Certificate of Designation, or any sub-plan or addendum thereto. Effective 2021, the Company no longer grants Class B shares or authorizes new purchases of Class B shares.

Prior to 2021, grants of restricted Class B shares were made by the Company twice per year as of March 1 or September 1, and the number of shares granted was determined based on a LTI award amount divided by the latest U.S. GAAP book value (or common shareholder's equity) per share published as of the most recent valuation date, being either December 31 or June 30. The granted Class B shares in some instances were issued net of share equivalent to settle related withholding taxes. Restricted Class B shares were granted at $nil consideration and are restricted from sale for a period of up to three years from the date of grant. An acceleration of the restriction period may occur under certain circumstances, including death, permanent disability, retirement of the shareholder, or change of control for the Company. Notwithstanding these provisions, the Company's Board of Directors has authority to accelerate the restriction period at its own discretion. Purchases of unrestricted Class B shares were based on the latest U.S. GAAP book value as of the applicable valuation date.
Unrestricted Class B shares can be sold back to the Company, subject to the Minimum Holding Requirement or any applicable restrictions as per the Class B Certificate of Designation.
Summary of Activity
Restricted Class B shares, Class C shares and RSUs granted are recognized at fair value over the requisite service period. The Company has elected to recognize forfeitures as they occur rather than estimating service-based forfeitures over the requisite service period.
The Class B shares, Class C shares and RSUs are accounted for as liabilities, with $24 million and $15 million included in Accounts payable, accrued expense and other in the Consolidated Balance Sheets at December 31, 2021 and 2020, respectively. The compensation expense related to Class B shares, Class C shares and RSUs for the years ended December 31, 2021, 2020, and 2019 was $13 million, $11 million and $10 million, respectively, included in Other expenses in the Company's Consolidated Statements of Operations. There were repurchases by the Company of $3 million and $11 million Class B shares for the years ended December 31, 2021 and 2020, respectively.
The following table provides an activity summary of the Company's Class B shares, Class C shares, and RSUs outstanding:

RSUs (1)
Outstanding December 31, 2020	—
Granted	263,214
Outstanding December 31, 2021	263,214

(1) For RSUs, the number of grants in the table are shown at the maximum number that can be attained if the performance conditions are fully met for personal and Company performance.

	Restricted Class C shares	Unrestricted Class C shares	Total Class C shares
Outstanding December 31, 2020	—	—	—
Granted	7,373	—	7,373
Purchased	—	2,072	2,072
Outstanding December 31, 2021	7,373	2,072	9,445

	Restricted Class B shares	Unrestricted Class B shares	Total Class B shares
Outstanding December 31, 2018	161,810	183,834	345,644
Granted	117,929	—	117,929
Purchased	—	18,875	18,875
Repurchased	(100,407)	(100,273)	(200,680)
Outstanding December 31, 2019	179,332	102,436	281,768
Granted	167,202	—	167,202
Purchased	—	38,838	38,838
Repurchased	(129,583)	(83,561)	(213,144)
Expiration of restricted period	(27,785)	27,785	—
Outstanding December 31, 2020	189,166	85,498	274,664
Repurchased	(29,048)	(22,957)	(52,005)
Expiration of restricted period	(20,298)	20,298	—
Outstanding December 31, 2021	139,820	82,839	222,659

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
The Company incurred expenses for these defined contribution arrangements of $13 million for the years ended December 31, 2021, 2020 and 2019, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.
Active Defined Benefit Plan
The majority of the defined benefit obligation at December 31, 2021 relates to a hybrid plan accounted for as a defined benefit plan under U.S. GAAP for the Company’s Zurich office employees (the Zurich Plan).
At December 31, 2021 and 2020, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2021	2020
Underfunded pension obligation at beginning of year	$62,050	$44,442
Change in pension obligation
Service cost	$11,811	$10,961
Interest cost	228	520
Plan participants’ contributions	4,048	4,056
Actuarial (gain) loss	(24,211)	12,023
Benefits paid	(1,651)	(3,910)
Foreign currency adjustments	(8,735)	20,550
Settlements	(20,682)	—
Change in pension obligation	$(39,192)	$44,200
Change in fair value of plan assets
Actual return on plan assets	$6,847	$2,820
Employer contributions	8,035	7,941
Plan participants’ contributions	4,048	4,056
Benefits paid	(1,651)	(3,910)
Foreign currency adjustments	(6,375)	15,685
Settlements	(20,682)	—
Change in fair value of plan assets	$(9,778)	$26,592
Underfunded pension obligation at end of year	$32,636	$62,050
Additional information:
Projected benefit obligation at end of year (1)	$202,920	$242,112
Fair value of plan assets at end of year	$170,284	$180,062
Underfunded pension obligation at end of year	$32,636	$62,050
Accumulated pension obligation at end of year (2)	$194,730	$231,419

(1) Represents the actuarial present value of all benefits attributed to employee service rendered to December 31, measured using assumptions as to future compensation levels
(2) Represents the actuarial present value of benefits (whether vested or non-vested) attributed to employee service rendered and compensation to December 31, with no assumption about future compensation levels

At December 31, 2021 and 2020, the underfunded pension obligation of $33 million and $62 million, respectively, was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The amounts included in Accumulated other comprehensive loss at December 31, 2021 and 2020 were cumulative losses of $7 million (net of $2 million of taxes) and $30 million (net of $8 million of taxes), respectively.
The net periodic benefit cost reported in Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019 was $8 million, $5 million and $5 million, respectively.
The projected benefit obligation decreased by $39 million during 2021, driven primarily by an update of actuarial demographic assumptions to reflect recently released actuarial tables, a decrease in members and $21 million of settlements during the year. This was offset by decreases to the fair value of plan assets of $10 million, due primarily to $21 million of settlements during the year, partially offset by $8 million in employer contributions and the actual return on plan assets. In 2020 the increase in the projected benefit obligation was driven primarily by $21 million in foreign currency adjustments due to changes in the value of the Swiss Franc during the year. The projected benefit obligation also increased in 2020 due to an increase in new members and a decrease in the discount rate applied to the obligation. This was offset by increases to the fair value of plan assets of $27 million, due primarily to $16 million in foreign currency adjustments and $8 million in employer contributions.
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
The Zurich Plan is a partially insured scheme participating in a single investment pool under the pension provider. As at December 31, 2021 and 2020, the coverage ratio was 115% and 112%, respectively, based on the performance of the assets. The actual return on plan assets for the years ended December 31, 2021 and 2020 was $7 million and $3 million. For 2019, the actual return on plan assets included $5 million recognized in net income and a $13 million reduction of the unfunded pension obligation recorded within Accumulated other comprehensive loss in the Consolidated Balance Sheet primarily related to the one-time impact of transitioning to the new scheme.
The fair value of the Zurich Plan’s assets, comprised of an investment pool of funds and including cash, at December 31, 2021 and 2020 was $170 million and $180 million, respectively. The partially insured funds comprise the accumulated pension plan contributions and investment returns thereon. These funds meet the definition of Level 2 inputs of the fair value hierarchy as defined in Note 3(a).
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021		2020		2019
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	0.20%	0.10%	0.10%	0.25%	0.25%	1.00%
Interest crediting rate	1.00%	1.00%	1.00%	1.00%	1.00%	1.00%
Expected long-term return on plan assets	—	3.50%	—	3.50%	—	3.50%
Rate of compensation increase	2.00%	2.00%	2.00%	2.00%	2.00%	2.00%
At December 31, 2021, estimated employer contributions to be paid in 2022 related to the Zurich Plan were $8 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2022	$8,578
2023	$9,219
2024	$8,838
2025	$9,824
2026	$11,457
2027 to 2031	$49,075

15. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and government sponsored enterprises and other highly rated non-U.S. sovereign governments’ securities. At December 31, 2021, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. At December 31, 2020, other than the U.S. and Canadian governments and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. At December 31, 2020, the Company held fixed maturity investments in the Canadian government of $776 million. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
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
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing future default for reinsurance balances receivable, the Company evaluates the valuation allowance under the loss rate method and utilizes historic loss activity, adjusted for its assessment of current market conditions and reasonable and supportable forecasts on loss rates. At December 31, 2021 and 2020, the Company's allowance for credit losses for its reinsurance balances receivable was $10 million and $9 million, respectively. In assessing an allowance for funds held by reinsured companies and deposit assets, the Company considers historical information and the financial strength and credit ratings of counterparties to determine the appropriateness of the allowance. In assessing future default for these balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assessing the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2021, the Company's allowance for credit losses was $4 million for funds held by reinsured companies and $1 million for deposit assets. This compared to allowance for credit losses of $7 million for funds held by reinsured companies and $2 million for deposit assets, respectively, at December 31, 2020. See Note 8 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
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
The following table summarizes the balances related to the Company's total lease expense and provides supplemental other information related to operating leases for the year ended December 31, 2021 and 2020 (in thousands of U.S. dollars):

	2021		2020
Operating lease costs	$14,928		$16,403
Variable lease costs	904		724
Sublease income	(368)		(1,194)
Total lease costs	$15,464		$15,933

Other information:
Operating lease right-of-use assets (1)	$75,010		$64,746
Operating lease liabilities (2)	$85,462		$75,463
Operating lease right-of-use assets obtained in exchange for lease obligations, non-cash	$26,553		$852
Operating cash outflows from operating leases	$16,874		$16,495
Weighted-average remaining lease term on operating leases (3)	8.9	Yrs	9.1	Yrs
Weighted-average discount rate on operating leases (4)	2.4%		2.7%

(1) Included in Other assets in the Consolidated Balance Sheets
(2) Included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets
(3) Weighted-average remaining lease term is calculated on the basis of the remaining lease term and the lease liability balance for each lease as of the reporting date
(4) Weighted-average discount rate is calculated on the basis of the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date and the remaining balance of the lease payments for each lease as of the reporting date

The following table shows the contractual maturities of the Company's operating lease liabilities at December 31, 2021 (in thousands of U.S. dollars):

Year	Expected cash flows
2022	$13,453
2023	12,834
2024	14,452
2025	11,586
2026	10,751
2027 to 2038	34,104
Discount	(11,718)
Total discounted operating lease liabilities	$85,462
The Company has additional lease commitments of $4 million related to leases that will not commence until 2022, with contractual lease terms of up to 8 years. As these leases have not yet commenced, the commitments are not included in the maturity table above or in the Consolidated Balance Sheets at December 31, 2021.
(c) Other Agreements
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $34 million, with $19 million and $7 million to be paid during 2022 and 2023, respectively, and the remainder to be paid through 2029.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e)), with unfunded capital commitments. As of December 31, 2021, the Company expects to fund capital commitments totaling $687 million with $335 million, $130 million, $106 million, $25 million, and $91 million to be paid during 2022, 2023, 2024, 2025 and 2026, respectively.
In exchange for a fee, the Company has committed to provide statutory reserve support to a third party by funding loans if certain events occur. At December 31, 2021, the Company does not believe that it will be required to provide any funding under this commitment, as the occurrence of the defined events is considered remote.
(d) Legal Proceedings
Litigation
The Company’s reinsurance subsidiaries, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of their business operations. In addition to claims litigation and disputes, the Company and its subsidiaries may be subject to lawsuits and regulatory actions in the normal course of business that do not arise from or directly relate to claims on reinsurance contracts. While the outcome of any such litigation cannot be predicted with certainty, the Company will dispute all allegations against the Company and/or its subsidiaries that management believes are without merit.
In March 2019, a cedant (“the Cedant”) brought a motion for a declaratory judgment against the Company seeking a declaration that the Cedant had properly exercised its right, pursuant to an agreement between the parties, to recapture certain portfolios of life reinsurance contracts that the Cedant had retroceded to the Company. In February 2021, the Company reached a settlement with the Cedant.
At December 31, 2021, the Company was not a party to any litigation or arbitration that it believes could have a material adverse effect on the financial condition, results of operations or liquidity of the Company.
16. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2021, the total amount of such credit facilities available to the Company was approximately $752 million, with the significant facilities as follows:
•$400 million combined credit facility, with the first $100 million being unsecured and any further utilization secured. This credit facility matures each year on November 14, and automatically extends for a further year, unless canceled by either counterparty.

•$250 million secured credit facility, that matures each year on December 31, and automatically extends for a further year unless canceled by either counterparty.
•$100 million secured credit facility, that matures each year on December 21, and automatically extends for a further year unless canceled by either counterparty.
Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued for a total of $102 million on an unsecured basis and $441 million on a secured basis at December 31, 2021 in respect of losses and unearned premium reserves. The committed secured credit facilities maintained by the Company are used for the issuance of letters of credit which must be fully secured with either cash, government bonds and/or investment grade bonds.
The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2021, no conditions of default existed under these facilities.
17. Related Party Transactions
During 2021 and 2020, the Company declared and paid to EXOR Nederland N.V. common share dividends totaling $107 million and $50 million, respectively.
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company, including the following:
•In 2021, the Company invested in two Exor managed funds. At December 31, 2021, the carrying value of these investments totaled $468 million. Net unrealized gains related to these funds of $115 million were recorded in the Consolidated Statements of Operations for the year ended December 31, 2021. These investments are recorded at fair value and included within Other invested assets in the Consolidated Balance Sheets.
•In 2018, the Company entered into an agreement with Exor to invest in a newly formed limited partnership, Exor Seeds L.P. At December 31, 2020, the carrying value of the Company's investment in the limited partnership was $51 million, and was accounted for using the equity method and was included within Other invested assets in the Consolidated Balance Sheets. During 2021, the Company sold its interest in Exor Seeds L.P. to Exor S.A. at a transaction price of $51 million.
•In 2017, the Company invested $500 million in two Exor managed public equity funds. At December 31, 2021 and 2020, the carrying value of these investments totaled $1,154 million and $1,039 million, respectively. These investments are recorded at fair value and are included within Equities in the Consolidated Balance Sheets. Net realized and unrealized investment gains related to these funds of $115 million, $91 million, and $385 million were recorded in the Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019, respectively.
•In 2016, the Company purchased a 36% shareholding in Almacantar from Exor. Refer to Note 4(f) for a discussion of the Company's interest in Almacantar.
During the years ended December 31, 2021, 2020 and 2019, the Company was a party to various agreements with Exor whereby Exor provides services in exchange for fees as follows:
•advisory services related to certain real estate investments where the Company paid approximately $433 thousand, $310 thousand and $221 thousand for services rendered in 2021, 2020 and 2019, respectively.
•investment advisory services and use of certain office space, where the Company paid $175 thousand, $259 thousand and $254 thousand related to services provided in 2021, 2020 and 2019, respectively. This agreement was terminated in 2021.
•certain advisory services for a fixed annual fee of $350 thousand which was amended in 2021 from $500 thousand in 2020 and 2019.
•consulting services related to certain investments such as alternative fixed income, real estate, public equity and private equity funds as well as co-invest opportunities. The related consulting service agreement was effective April 1, 2021 and the Company paid $2.6 million related to services provided in 2021.
In the normal course of its underwriting activities, the Company has entered into reinsurance agreements with companies affiliated with the Company. Refer to Note 8(a) for further details.
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
The segment results for the years ended December 31, 2021, 2020 and 2019 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2021

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,541	$2,016	$6,557	$1,647	$—	$8,204
Net premiums written	$3,722	$1,789	$5,511	$1,623	$—	$7,134
(Increase) decrease in unearned premiums	(194)	13	(181)	4	—	(177)
Net premiums earned	$3,528	$1,802	$5,330	$1,627	$—	$6,957
Losses and loss expenses	(2,391)	(1,052)	(3,443)	(1,441)	—	(4,884)
Acquisition costs	(864)	(415)	(1,279)	(108)	—	(1,387)
Technical result	$273	$335	$608	$78	$—	$686
Other income	—	—	—	26	3	29
Other expenses	(71)	(30)	(101)	(88)	(210)	(399)
Underwriting result	$202	$305	$507	$16	n/a	$316
Net investment income				81	295	376
Allocated underwriting result				$97	n/a	n/a
Net realized and unrealized investment gains					38	38
Interest expense					(56)	(56)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(31)	(31)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					127	127
Net income					n/a	$723
Loss ratio (1)	67.8%	58.4%	64.6%
Acquisition ratio (2)	24.5	23.0	24.0
Technical ratio (3)	92.3%	81.4%	88.6%
Other expense ratio (4)	2.0	1.7	1.9
Combined ratio (5)	94.3%	83.1%	90.5%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Segment Information
For the year ended December 31, 2020

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,442	$1,935	$5,377	$1,499	$—	$6,876
Net premiums written	$3,044	$1,782	$4,826	$1,475	$—	$6,301
Decrease in unearned premiums	119	110	229	7	—	236
Net premiums earned	$3,163	$1,892	$5,055	$1,482	$—	$6,537
Losses and loss expenses	(2,389)	(1,628)	(4,017)	(1,318)	—	(5,335)
Acquisition costs	(784)	(470)	(1,254)	(102)	—	(1,356)
Technical result	$(10)	$(206)	$(216)	$62	$—	$(154)
Other (loss) income	(1)	—	(1)	13	1	13
Other expenses	(61)	(26)	(87)	(73)	(196)	(356)
Underwriting result	$(72)	$(232)	$(304)	$2	n/a	$(497)
Net investment income				68	293	361
Allocated underwriting result				$70	n/a	n/a
Net realized and unrealized investment gains					454	454
Interest expense					(39)	(39)
Amortization of intangible assets					(10)	(10)
Net foreign exchange losses					(52)	(52)
Income tax benefit					13	13
Interest in earnings of equity method investments					24	24
Net income					n/a	$254
Loss ratio	75.5%	86.0%	79.5%
Acquisition ratio	24.8	24.8	24.8
Technical ratio	100.3%	110.8%	104.3%
Other expense ratio	1.9	1.4	1.7
Combined ratio	102.2%	112.2%	106.0%

Segment Information
For the year ended December 31, 2019

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,579	$2,213	$5,792	$1,493	$—	$7,285
Net premiums written	$3,302	$2,137	$5,439	$1,470	$—	$6,909
Increase in unearned premiums	(231)	(150)	(381)	(3)	—	(384)
Net premiums earned	$3,071	$1,987	$5,058	$1,467	$—	$6,525
Losses and loss expenses	(2,167)	(1,496)	(3,663)	(1,263)	3	(4,923)
Acquisition costs	(783)	(523)	(1,306)	(149)	—	(1,455)
Technical result	$121	$(32)	$89	$55	$3	$147
Other (loss) income	(1)	—	(1)	15	1	15
Other expenses	(80)	(28)	(108)	(69)	(193)	(370)
Underwriting result	$40	$(60)	$(20)	$1	n/a	$(208)
Net investment income				72	377	449
Allocated underwriting result				$73	n/a	n/a
Net realized and unrealized investment gains					887	887
Interest expense					(40)	(40)
Loss on redemption of debt					(15)	(15)
Amortization of intangible assets					(12)	(12)
Net foreign exchange losses					(87)	(87)
Income tax expense					(53)	(53)
Interest in earnings of equity method investments					16	16
Net income					n/a	$937
Loss ratio	70.6%	75.3%	72.4%
Acquisition ratio	25.5	26.3	25.8
Technical ratio	96.1%	101.6%	98.2%
Other expense ratio	2.6	1.4	2.1
Combined ratio	98.7%	103.0%	100.3%
 The following table provides the geographic distribution of gross premiums written by region for the years ended December 31, 2021, 2020 and 2019 (in millions of U.S. dollars, except percentages):

	2021		2020		2019
North America	$4,649	57%	$3,794	55%	$3,752	51%
Europe	2,410	29	1,921	28	2,155	30
Asia, Australia and New Zealand	814	10	806	12	835	11
Latin America and the Caribbean	189	2	220	3	264	4
Middle East, Africa, Russia and the Commonwealth of Independent States (CIS)	142	2	135	2	279	4
Total	$8,204	100%	$6,876	100%	$7,285	100%

The following table provides the gross premiums written by segment and line of business for the years ended December 31, 2021, 2020 and 2019 (in millions of U.S. dollars, except percentages):

	2021	2020	2019
P&C
Casualty	$2,145	$1,430	$1,394
Catastrophe	924	545	537
Property	809	641	644
U.S. health	351	379	391
Multiline and other	183	289	213
Motor	129	158	400
Total P&C	$4,541	$3,442	$3,579
Specialty
Financial risks	$510	$568	$587
Aviation and space	416	219	286
Energy	314	192	183
Property	277	173	151
Agriculture	205	468	483
Marine	174	142	132
Engineering	100	17	102
Multiline and other	20	152	276
Casualty	—	4	13
Total Specialty	$2,016	$1,935	$2,213
Life and Health	$1,647	$1,499	$1,493
Total	$8,204	$6,876	$7,285
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 5% of total gross premiums written during each of the years ended December 31, 2021, 2020 and 2019.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2021, 2020 and 2019, as follows:

	2021	2020	2019
Marsh (including Guy Carpenter)	28%	30%	28%
Aon Group (including the Benfield Group)	24%	21%	22%
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2021, 2020 and 2019:

	2021	2020	2019
P&C	63%	64%	60%
Specialty	66%	64%	62%
Life and Health	6%	6%	8%
19. Subsequent Events
On February 17, 2021, the Company's Board of Directors declared a dividend for the period December 15, 2021 – March 14, 2022 of $0.3046875 per share on the Company’s 4.875%% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend is payable on March 15, 2022 to shareholders of record on February 28, 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors
PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. (the Company) as of December 31, 2021 and 2020, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in anyway our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of reserves for incurred but not reported - Non-Life reserves
Description of the Matter
At December 31, 2021, the liability for incurred but not reported (IBNR) claim reserves, including additional case reserves (ACR) for the non-life segments (collectively referred to as IBNR claim reserves), represented $7,165,900 thousand of the total $12,047,792 thousand of non-life reserves. As disclosed in Notes 2 and 7 of the consolidated financial statements, the loss and loss adjustment expense reserves represent management’s estimate of the ultimate liability for claims that have been reported, claims that have been incurred but not reported, and expenses associated with processing and settling claims. IBNR claim reserves include amounts for losses incurred but not yet reported to the Company and additional case reserves when the Company’s loss estimate is higher than that reported by the cedants.
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
At December 31, 2021, life and health reserves were $2,638,086 thousand. As disclosed in Notes 2 and 7 of the consolidated financial statements, life and health reserves represent information reported by ceding companies, supplemented by management’s actuarial estimates for life reserves including assumptions for mortality, morbidity, critical illness, persistency and future investment income and for health reserves including assumptions for the completion factors and loss ratio picks.
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
Hamilton, Bermuda
March 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
PartnerRe Ltd.
We have audited the consolidated financial statements of PartnerRe Ltd. (the Company) as of December 31, 2021 and 2020, and for each of the three years in the period ended December 31, 2021, and have issued our report thereon dated March 2, 2022, included elsewhere in this Annual Report on Form 20-F. Our audits of the consolidated financial statements included the financial statement schedules listed in Item 18 of this Form 20-F (the “schedules”). These schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s schedules, based on our audits.
In our opinion, the schedules present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2022

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2021
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1)	Fair Value	Amount at which shown in the balance sheet
Fixed maturities
U.S. government and government sponsored enterprises	$2,172,462	$2,118,772	$2,118,772
U.S. states, territories and municipalities	89,344	108,059	108,059
Non-U.S. sovereign government, supranational and government related	2,174,383	2,181,127	2,181,127
Corporate bonds	5,504,934	5,441,908	5,441,908
Asset-backed securities	16,764	16,764	16,764
Residential mortgage-backed securities	4,223,423	4,204,644	4,204,644
Fixed maturities	$14,181,310	$14,071,274	$14,071,274
Equities
Common stocks
Banks, trust and insurance companies	$99,202	$97,982	$97,982
Industrial, miscellaneous and all other	796,100	1,641,192	1,641,192
Nonredeemable preferred stocks	8,012	12,410	12,410
Equities	$903,314	$1,751,584	$1,751,584
Short-term investments	$213,047	$205,146	$205,146
Other invested assets (2)		$2,756,573	$3,601,245
Investments in real estate (3)		$—	$67,539
Total		$18,784,577	$19,696,788

(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.
(2)Other invested assets shown in the Consolidated Balance Sheets in Item 18 also includes the Company’s investments accounted for using the equity method of accounting of $845 million.
(3)Investments in real estate are carried at original cost less any impairments.

SCHEDULE II
PartnerRe Ltd.
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2021	December 31, 2020
Assets
Fixed maturities, at fair value (amortized cost: 2021, $85,811; 2020, $517,294)	$85,111	$519,967
Cash and cash equivalents	1,988	10,020
Investments in subsidiaries	9,757,268	9,291,985
Intercompany loans and balances receivable	24,834	21,559
Other	19,906	11,443
Total assets	$9,889,107	$9,854,974

Liabilities
Intercompany loans and balances payable (1)	$2,297,350	$2,490,500
Accounts payable, accrued expenses and other	47,771	37,477
Total liabilities	2,345,121	2,527,977

Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 2021, 8,000,000 shares; 2020, 25,489,636 shares; aggregate liquidation value: 2021, $200,000; 2020, $637,241)	8,000	25,490
Additional paid-in capital	1,929,934	2,334,564
Accumulated other comprehensive loss	(29,706)	(96,005)
Retained earnings	5,635,758	5,062,948
Total shareholders’ equity	7,543,986	7,326,997
Total liabilities and shareholders’ equity	$9,889,107	$9,854,974

(1)The parent has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC and PartnerRe Finance Ireland DAC, a direct 100% owned subsidiary of the parent, related to the issuance of the 3.700% senior notes and 1.250% senior notes, respectively. The parent’s obligations under these guarantees are senior and unsecured and rank equally with all other senior unsecured indebtedness of the parent.
The parent has also fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. and PartnerRe Finance B LLC, both indirect 100% owned finance subsidiaries of the parent, related to the remaining $62 million aggregate principal amount of 6.440% Fixed-to-Floating Rate junior subordinated CENts and $500 million aggregate principal amount of 4.500% Fixed-Rate Reset junior subordinated notes, respectively. The parent’s obligations under these guarantees are unsecured junior subordinated obligations and rank junior in right of payment to all of the parent's outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Operations and Comprehensive Income —Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Revenues
Net investment income	$2,496	$2,094	$1,620
Interest income on intercompany loans	—	—	12,215
Net realized and unrealized investment (losses) gains	(16,730)	641	2,594
Other income	148	113	112
Total revenues	(14,086)	2,848	16,541
Expenses
Other expenses	55,996	53,458	51,115
Interest expense on intercompany loans	35,204	17,188	14,757
Net foreign exchange (gains) losses	(79,696)	82,986	(26,885)
Total expenses	11,504	153,632	38,987
Loss before equity in net income of subsidiaries	(25,590)	(150,784)	(22,446)
Equity in net income of subsidiaries	748,994	404,973	959,194
Net income	723,404	254,189	936,748
Preferred dividends	22,693	45,990	46,416
Loss on redemption of preferred shares	21,234	2,341	—
Net income available to common shareholder	$679,477	$205,858	$890,332
Comprehensive income
Net income	$723,404	$254,189	$936,748
Other comprehensive income (loss)	66,299	(20,080)	62,709
Comprehensive income	$789,703	$234,109	$999,457

SCHEDULE II
PartnerRe Ltd.
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019
Cash flows from operating activities
Net income	$723,404	$254,189	$936,748
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net income of subsidiaries	(748,994)	(404,973)	(959,194)
Other, net	(51,783)	87,789	(17,167)
Net cash used in operating activities	(77,373)	(62,995)	(39,613)
Cash flows from investing activities
Advances to/from subsidiaries, net (1)	100,426	73,738	(282,233)
Net issue of intercompany loans receivable and payable (1) (2)	—	458,489	276,332
Sales and redemptions of fixed maturities	481,015	32,230	72,724
Sales and redemptions of short-term investments	—	43,899	2,189
Purchases of fixed maturities	(62,239)	(496,139)	(18,621)
Purchases of short-term investments	—	(39,913)	(6,173)
Other, net	(8,465)	(3,987)	(29)
Net cash provided by investing activities	510,737	68,317	44,189
Cash flows from financing activities (1)
Issuance of preferred shares (3)	193,887	—	—
Redemption of preferred shares (3)	(637,241)	—	—
Net cash used in financing activities	(443,354)	—	—
Effect of foreign exchange rate changes on cash	1,958	186	(1,145)
(Decrease) increase in cash and cash equivalents	(8,032)	5,508	3,431
Cash and cash equivalents—beginning of year	10,020	4,512	1,081
Cash and cash equivalents—end of year	$1,988	$10,020	$4,512

(1)The following non-cash transactions were excluded from the Condensed Statement of Cash Flows - Parent Company Only:
a.During 2020, the parent recorded a non-cash exchange related to a reduction of intercompany loans and balances receivable of $204 million and a corresponding reduction of intercompany loans and balances payable of $204 million.
b.During 2021, 2020 and 2019, dividends paid to common and preferred shareholders of $129 million, $96 million and $246 million, respectively, were paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable. During 2020, the redemption of Series F preferred shares of $67 million in 2020 was also paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable.
c.During 2021, the parent recorded a non-cash dividend received from a subsidiary of $350 million, with a corresponding change to intercompany balances payable. During 2020, the parent recorded a non-cash capital contribution to a subsidiary of $25 million, with a corresponding change to the intercompany balances payable. During 2019, the Parent recorded non-cash dividends received from subsidiaries and non-cash capital contributions to subsidiaries of $979 million and $22 million, respectively, with corresponding changes to the intercompany balances receivable/payable.
(2)During 2020, the Company recorded a $458 million loan payable maturing in 2030 with a direct Bermuda subsidiary in exchange for shares of an indirectly owned subsidiary, which were subsequently transferred to another subsidiary in exchange for cash. The cash proceeds were primarily invested in fixed maturities and used during 2021 to redeem the Series G, H and I preferred shares.
(3)During 2021, the parent issued 8 million 4.875% Series J fixed rate non-cumulative redeemable preferred shares at a par value of $1.00 per share and a redemption price of $200 million, and incurred preferred share issuance costs of $6 million. The parent also redeemed all outstanding Series G, H and I preferred shares at $25 per share for an aggregate liquidation value of $637 million during 2021.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Gross Reserves	Unearned Premiums	Other Benefits Payable	Premium Revenue	Net Investment Income (1)	Losses Incurred	Acquisition Costs	Other Expenses (2)	Net Premiums Written
2021
Non-life	$617,537	$12,047,792	$2,498,426	$—	$5,329,556	$ N/A	$3,443,245	$1,279,039	$100,635	$5,510,828
Life and Health	303,242	—	2,735	2,638,086	1,626,966	81,226	1,440,739	107,793	88,069	1,623,190
Corporate and Other	—	—	—	—	—	295,243	—	—	209,838	—
Total	$920,779	$12,047,792	$2,501,161	$2,638,086	$6,956,522	$376,469	$4,883,984	$1,386,832	$398,542	$7,134,018

2020
Non-life	$543,416	$11,395,321	$2,257,441	$—	$5,054,529	$ N/A	$4,016,704	$1,254,067	$87,163	$4,825,919
Life and Health	276,555	—	7,773	2,704,229	1,482,297	68,259	1,318,196	102,051	73,105	1,474,939
Corporate and Other	—	—	—	—	—	292,409	—	—	195,379	—
Total	$819,971	$11,395,321	$2,265,214	$2,704,229	$6,536,826	$360,668	$5,334,900	$1,356,118	$355,647	$6,300,858

2019
Non-life	$640,442	$10,357,981	$2,420,009	$—	$5,058,056	$ N/A	$3,662,891	$1,306,388	$107,414	$5,438,807
Life and Health	234,166	—	13,851	2,417,044	1,467,162	71,756	1,263,016	149,074	69,191	1,470,251
Corporate and Other	—	5,402	—	—	—	376,782	(2,751)	—	193,364	—
Total	$874,608	$10,363,383	$2,433,860	$2,417,044	$6,525,218	$448,538	$4,923,156	$1,455,462	$369,969	$6,909,058

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

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2021
Life reinsurance in force (1)	$—	19,383,794	453,373,378	$433,989,584	104%
Premiums earned
Life	$—	$24,519	$1,620,130	$1,595,611	102%
Accident and health	—	—	31,355	31,355	100%
P&C (2)	318,058	944,862	5,956,360	5,329,556	112%
Total premiums	$318,058	$969,381	$7,607,845	$6,956,522	109%

2020
Life reinsurance in force (1)	$—	$18,764,660	$398,443,383	$379,678,723	105%
Premiums earned
Life	$—	$23,522	$1,483,298	$1,459,776	102%
Accident and health	—	—	22,521	22,521	100%
P&C (2)	269,691	516,672	5,301,510	5,054,529	105%
Total premiums	$269,691	$540,194	$6,807,329	$6,536,826	104%

2019
Life reinsurance in force (1)	$—	$17,632,050	$359,376,352	$341,744,302	105%
Premiums earned
Life	$—	$22,559	$1,427,723	$1,405,164	102%
Accident and health	—	—	61,998	61,998	100%
P&C (2)	275,923	375,301	5,157,434	5,058,056	102%
Total premiums	$275,923	$397,860	$6,647,155	$6,525,218	102%

(1) Life reinsurance in force excludes products that do not pass risk transfer.
(2) P&C includes Specialty and U.S. health premiums.

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations (1)
For the years ended December 31, 2021, 2020 and 2019
(Expressed in thousands of U.S. dollars)

					Losses and Loss Expenses Incurred Related to (2)
Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Current year	Prior year	Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2021	$617,537	$12,047,792	$2,498,426	$5,329,556	$3,637,671	$(194,426)	$1,279,039	$2,972,995	$5,510,828
2020	$543,416	$11,395,321	$2,257,441	$5,054,529	$3,945,248	$71,456	$1,254,067	$3,232,604	$4,825,919
2019	$640,442	$10,363,383	$2,420,009	$5,058,056	$3,716,988	$(56,848)	$1,306,388	$3,090,670	$5,438,807

(1) Includes the Company's P&C and Specialty segments.
(2) Net incurred losses include favorable loss development of $3 million during the year ended December 31, 2019, which are allocated to Corporate and Other.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.	20-F	1.2	March 2, 2020	001-14536
2.1	Certificate of Designation of 6.50% Series G Cumulative Redeemable Preferred Shares	8-K	4.1	May 3, 2016	001-14536
2.2	Certificate of Designation of 7.25% Series H Cumulative Redeemable Preferred Shares	8-K	4.2	May 3, 2016	001-14536
2.3	Certificate of Designation of 5.875% Series I Non-Cumulative Redeemable Preferred Shares	8-K	4.3	May 3, 2016	001-14536
2.4	Certificate of Designation of 4.875% Series J Fixed Rate Non-Cumulative Redeemable Preferred Shares	6-K	3.1	March 15, 2021	001-14536
2.5	Certificate of Designation of Class B Common Shares	20-F	2.8	March 14, 2018	001-14536
2.6	PartnerRe Ltd. 2021 Restricted Share Unit Plan					X
2.7.1	Junior Subordinated Indenture dated November 7, 2006 among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York.	8-K	4.1	November 7, 2006	001-14536
2.7.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.8.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.8.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.9.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.9.2	Second Supplemental Indenture, dated as of June 19, 2019, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	June 19, 2019	001-14536
2.10.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.10.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	June 19, 2019	001-14536
2.11.1	Deed of covenant made on 15 September 2016 by PartnerRe Ireland Finance DAC in favour of the account holders or participants of Clearstream Banking S.A. and/or Euroclear Bank S.A./N.V.	20-F	2.10.1	March 2, 2020	001-14536
2.11.2	Guarantee agreement by PartnerRe Ltd. of the obligations of PartnerRe Ireland Finance DAC under (i) the €750,000,000 1.25 per cent. Guaranteed Notes due 15 September 2026	20-F	2.10.2	March 2, 2020	001-14536
2.11.3	Agency agreement dated 15 September 2016 between PartnerRe Ltd., PartnerRe Ireland Finance DAC and BNP Paribas Securities Services	20-F	2.10.3	March 2, 2020	001-14536

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
2.12.1	Subordinated Debt Securities Indenture, dated as of September 22, 2020 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	September 22, 2020	001-14536
2.12.2	First Supplemental Subordinated Debt Securities Indenture, dated as of September 22, 2020, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	September 22, 2020	001-14536
2.13.1	Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.3	September 22, 2020	001-14536
2.13.2	First Supplemental Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.4	September 22, 2020	001-14536
2.14	Description of Securities					X
4.1	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Jacques Bonneau, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Nicolas Burnet, Chief Financial Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Jacques Bonneau, Chief Executive Officer, and Nicolas Burnet, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Consent of Independent Registered Public Accounting Firm					X
17.1	Guarantors and Issuers of Guaranteed Securities					X
101.1	The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2021 formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2021 and 2020; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2021, 2020 and 2019; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2021, 2020 and 2019; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.					X
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ NICOLAS BURNET
Name:	Nicolas Burnet
Title:	Executive Vice President and Chief Financial Officer

Date:	March 2, 2022