Form 20-F
period 2022-12-31
PARTNERRE LTD
filed 2023-03-21
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Abina Kealy
Executive Vice President and Chief Financial Officer
90 Pitts Bay Road, Pembroke, HM 08, Bermuda Telephone: +1 441-292-0888, Email: abina.kealy@partnerre.com
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares and 7,666 Class C common shares.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (the “Board”), and the related approved limits and actual limits deployed, at December 31, 2022 and 2021 are presented in the Risk Management section below in Item 4.B.
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
As used in these Risk Factors, the terms “the Company”, “PartnerRe”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole. The term Covéa relates to the Company’s parent, Covéa Coopérations S.A. (see Information on the Company in Item 4 of this report).
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
Epidemics and pandemics or other disasters could adversely affect our business, financial condition and results of operations.
Epidemics and pandemics, including the current COVID-19 pandemic and new or emerging variants, or other disasters, have and could adversely affect our business, financial condition and results of operations because they could exacerbate mortality and morbidity risk. The likelihood, timing, and severity of these events cannot be predicted. A pandemic or other disaster could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output, as well as on the financial markets. In addition, a pandemic or other disaster that affected our employees or the employees of companies with which we do business could disrupt our business operations. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
COVID-19 continues to disrupt the global economy, including the insurance and reinsurance markets. The emergence and spread of new variants or of other pandemics could result int he reimposition of various measures, such as travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns, which would have a substantial negative impact on business around the world and on global, regional and national economies.
We cannot predict what impact COVID-19 (including new or emerging variants) will ultimately have on the global economy, markets or our business. These circumstances have introduced, and similar circumstances caused by COVID-19 and other pandemics in the future could introduce, significant risks and uncertainty with respect to our business and heighten the potential adverse effects on our business, reputation, results of operation, financial condition or liquidity, including without limitation the following:
•In the event of an economic downturn resulting from COVID-19 or other pandemics, such downturn has the potential to cause elevated numbers of claims and increases in claims sizes for the insurance and reinsurance industry as a whole. Among other things, we incurred losses attributable to business interruption and event cancellation related coverages and life and health business as a direct result of COVID-19 and the related effects of the economic downturn;
•Ultimate losses from COVID-19 related claims could be greater than our reserves for those losses;
•Reduced access to capital, if needed, and an increased cost of external capital could be elevated;
•Increased claims, losses, litigation and related expenses, including litigation challenging whether insurers (and, by consequence, reinsurers) should be responsible for business interruption losses from insured's policies, notwithstanding the requirement of "physical loss or damage" and other policy limitations and exclusions;
•Increased losses due to legislative, regulatory and judicial actions in response to COVID-19, such as proposals to retroactively mandate business interruption coverage despite policy language "pooling" mechanisms to apply certain assessments more broadly to property and casualty insureds doing business in that state to cover business interruption claims;
•Certain of our policyholders, intermediaries and reinsurance and retrocession counterparties may not pay premiums or other amounts owed to us due to insolvency or other distressed financial conditions due to the impact of COVID-19 or a future pandemic. If refunds or non-payments become widespread, whether as a result of insolvency, lack of liquidity, adverse economic conditions, operational failure or otherwise, it could have a material adverse impact on our revenues and results of operations; and

•Increased risk that weaknesses or failures in our business continuity plans could lead to disruption of operations, liability to clients, exposure to disciplinary action or harm to our reputation.
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
Estimates of losses are based on, among other things, a review of potentially exposed contracts, information reported by and discussions with counterparties and our estimate of losses related to those contracts and are subject to change as more information is reported and becomes available. Losses for casualty and liability lines often take a long time to be reported and frequently can be impacted by lengthy, unpredictable litigation and by the inflation of loss costs over time. Changes in the level of inflation can also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. As a consequence, actual losses and loss expenses paid may deviate substantially from the reserve estimates reflected in our financial statements.
Through various acquisitions, we assumed certain asbestos and environmental exposures. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. As of December 31, 2022, the Company’s net non-life reserves included $42 million related to asbestos and environmental claims.
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
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2022, more than 70% of our gross premiums written were produced through brokers. The Company has two brokers that each individually accounted for 30% and 26% of the Company's total gross premiums written for 2022 (see Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details). Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely the ceding insurer may pay premiums to the broker for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. At December 31, 2022, Funds held by reinsured companies recorded in the Consolidated Balance Sheet was $472 million. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.
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

Certain of our operating subsidiaries and affiliates owe contractual and other legal obligations (including reporting, governance and allocation obligations) to third-party investors and are subject to laws and regulations relating to the management of third-party capital. Complying with these obligations, laws and regulations requires significant management time and attention. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established policies and procedures could result in our failure to comply with applicable obligations, laws or regulations, which could result in significant liabilities, penalties or other losses to us and seriously harm our business and results of operations. In addition, our third-party capital providers may, subject to restrictions, redeem their interests in entities we manage or we may be unable to attract and raise additional third-party capital for our existing or potential new managed entities. The loss, or alteration in a negative manner, of any of this capital support could materially impact our financial condition and results of operations. Moreover, we can provide no assurance that we will be able to attract and raise additional third-party capital for our existing side cars and managed funds or for potential new side cars and managed funds and therefore we may forego existing and/or potentially attractive fee income and other income generating opportunities.
We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including rating agencies and regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and/or reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the increasingly volatile financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. The large amounts of recent industry-wide catastrophe losses have made access to certain sources of capital more challenging, potentially making it more difficult and more expensive for us to raise additional financing if necessary. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, we may be reliant on our parent company, Covéa Coopérations S.A., to provide a further capital injection or contribution to us. However, there can be no guarantee that Covéa Coopérations S.A. would provide any additional capital.
Our investments are subject to interest rate, credit, equity and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2022, we had net investment income of $398 million, which represented approximately 7% of total revenues. In addition, we recorded net realized and unrealized losses on investments of $1,969 million during 2022, which is included in the net income (loss) for the year. We are accordingly exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
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
We also invest a portion of our portfolio in preferred and common stocks or equity-like securities. The value of these assets fluctuate with equity market movements, which could be volatile. In times of economic weakness, the market value and liquidity of these assets may decline, and may impact net income and capital. We use the term equity-like investments to describe our investments that have market risk characteristics similar to equities and are not investment grade fixed maturity securities. This category includes high-yield and convertible fixed maturity investments and private placement equity investments. Fluctuations in the fair value of our equity-like investments may reduce our income in any period or year and cause a reduction in our capital. There can be no assurance that our equity-like investments will maintain their current valuations.
In addition, we invest directly and indirectly in real estate assets, which are subject to overall market conditions. We have investments in real estate in various locations (including the United Kingdom, New York, France and Brazil) through investments in limited partnerships, trust deeds, as well as through directly-owned investments in real estate and an investment in a privately held real estate investment and development group, Almacantar Group Limited (Almacantar) in London. These real estate assets are exposed to various risks, including the supply and demand of leasable commercial and residential space and fluctuations in real estate prices globally. See also Item 4.D and Note 17 to the Consolidated Financial Statements in Item 18 below in this report for further details.
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
We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2022, our total debt liabilities related to senior notes and junior subordinated notes were approximately $1.85 billion.
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
Cybersecurity events could disrupt our business operations, result in the loss of critical and confidential information, and adversely impact our reputation and results of operations.
We are dependent upon the effective functioning and availability of our information technology and application systems platforms. These platforms include, but are not limited to, our proprietary software programs such as catastrophe models as well as those licensed from third-party vendors including financial, analytic and modeling systems. We rely on the security, confidentiality, integrity and availability of such platforms for the secure processing, storage and transmission of sensitive business information and of confidential information, including personal information. Although we have implemented and maintained what we believe to be reasonable organizational and technical security controls, and have taken protective measures to reduce the risk of cybersecurity incidents, we cannot anticipate or prevent all cybersecurity incidents. A cybersecurity event — such as unauthorized access to our systems or data, computer viruses, deceptive communications (phishing), data loss, malware, ransomware or other malicious code or cyber-attack, destructive attack, system failures and disruptions and other events that could have security consequences — could materially impact our ability to adequately price products and services, establish reserves, provide efficient and secure services to our clients, brokers, vendors and regulators, value our investments and timely and accurately report our financial results. Moreover, cybersecurity incidents, could expose us to a risk of loss or misuse of our information, regulatory scrutiny and enforcement action, litigation, reputational damage, violations of applicable privacy and other laws, fines, penalties or losses that are either not insured against or not fully covered by the insurance we maintain. We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities.
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
The global economy is currently experiencing increasing levels of inflation, which is exacerbated by deficit spending by governments in our major markets and monetary stimulus provided by central banks. We monitor the risk that the principal markets in which we operate could continue to experience increased inflationary conditions, which would, among other things, cause policyholder loss costs to increase, and negatively impact the performance of our investment portfolio. Inflation related to medical costs, construction costs and tort issues in particular have impacted and continue to impact the property and casualty industry, and broader market inflation has increased and may continue to increase overall loss costs. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.
The current and continued threat of increased global conflict, terrorism and military actions, including the ongoing Russia/Ukraine war, may adversely affect the value of our investment portfolio and results of operations.
Our financial condition and results of operations, including the performance of our investment portfolio, the value of our real estate investments, and our reinsurance loss ratios, could be negatively impacted due to current and future potential increased global conflict, terrorism and military actions, heightened security measures and sanctions or other restrictive actions resulting from such events, and perceived risks associated with such developments. Such threats may cause volatility in global markets and financial systems generally, which could harm our business, assets and results of operations. Such risks, including those relating to the current war between Russia and Ukraine, may adversely affect our business and financial performance, including impairing assets in our investment portfolio (which, as of December 31, 2022, include immaterial exposure to Russia-related investments and Ukrainian real estate) and increasing our reinsurance claims exposure.
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
Our reinsurance operations are subject to extensive laws and regulations that are administered and enforced by a number of different governmental and non-governmental self-regulatory authorities and associations in each of their respective jurisdictions and internationally. Our businesses in each jurisdiction are subject to varying degrees of regulation and supervision. The laws and regulations of the jurisdictions in which our subsidiaries and parent are domiciled require, among other things, maintenance of minimum levels of statutory capital, surplus, and liquidity; compliance with various solvency standards; and periodic examinations of financial condition. In some jurisdictions, laws and regulations also restrict payments of dividends and reductions of capital. Applicable statutes, regulations, and policies may also restrict the ability of our subsidiaries and/or parent to write insurance and reinsurance policies, to make certain investments, and to distribute funds.
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
Our U.K. business could be adversely impacted by Brexit, which may have reduced the attractiveness of the U.K. market as a commercial center. Following the imposition of trade barriers between the U.K. and the European Union (“EU”) due to the U.K.

leaving the EU single market, the level of trade between the two markets has decreased, as has the level of the U.K.’s overall trade exports.
Brexit may also have regulatory ramifications for our U.K. business. The U.K. and EU insurance prudential regimes are currently broadly identical as both derive from the Solvency II Directive. However, the laws and regulations of the U.K. and the EU may diverge in the near future, and we may be required to utilize additional resources to ensure compliance with the different rules in each regime. In particular, the U.K. has announced that it intends to amend certain Solvency II-derived rules that it has transposed into its domestic legislation and the EU is in the process of reviewing the Solvency II Directive.
The U.K. has consulted with industry stakeholders on various Solvency II-derived rules since October 2020. On November 17 2022, HM Treasury published a finalized package of proposed reforms to its prudential regime, which covers a range of areas including the risk margin, matching adjustment requirements and regulatory reporting obligations. These reforms, if implemented, will be reflected in new U.K. legislation and regulation during the course of 2023 and 2024.
Similarly, the European Commission has undertaken its own review of the Solvency II Directive and, on September 22, 2021, published a package of proposed legislative reforms for amending the existing regulatory framework. The European Council published its agreed position on the European Commission’s proposed reforms in June 2022, which it will negotiate with the European Parliament and European Commission. The full extent of the EU’s changes to Solvency II will only be known once the full package of legislative reforms is finalized. Any of these potential effects of Brexit, including changes to related regulations, and others we cannot anticipate, could adversely affect our results of operations or financial condition.
Our business is subject to applicable laws and regulations relating to sanctions, anti-bribery and anti-money laundering, the violation of which could adversely affect our operations.
Our activities are subject to applicable economic and trade sanctions, anti-bribery and anti-money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the EU, among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, there can be no assurance that we, or an employee or agent acting on our behalf, would fully comply with applicable laws and regulations as interpreted by the relevant authorities. The divergence of regulatory requirements between the U.S. and the EU regarding business with Cuba, Iran and Russia, which can result in conflicting obligations for business involving these specified jurisdictions, has increased these risks. Failure to accurately interpret, comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to investigations, civil penalties, criminal penalties and other sanctions, including fines, injunctions, loss of licenses or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, or damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
Our business is subject to applicable laws and regulations relating to data privacy and protection and cybersecurity, changes to, or the violation of which, could adversely affect our operations.
Regulatory authorities around the world have implemented or are considering legislative changes or regulations concerning data protection and cybersecurity which have required or may require us to incur additional expenses. We are subject to numerous U.S. federal and state laws and non-U.S. regulations governing the protection of personal and confidential information of our clients or employees, including in relation to medical records and financial information. Existing data protection and cybersecurity regulations vary by region or country in which PartnerRe operates and cover different aspects of our business operations.
Our business is subject to the General Data Protection Regulation (Regulation (EU) 2016/679 (EU GDPR) which regulates the collection and processing of personal data for individuals within the EU, including by foreign companies that offer services in the EU and process EU residents’ personal data. Our business is also subject to The Data Protection Act 2018 and the GDPR as retained in UK law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (UK GDPR and together with, the EU GDPR, the 'GDPR'). The GDPR sets out a number of requirements that must be complied with when handling personal data including: the obligation to appoint data protection officers in certain circumstances, the principal of accountability, the obligation to make public notification of significant data breaches and the obligation to respond to requests from individuals to access, delete, or correct their personal data. The GDPR also provides for potential significant penalties in the event of violation.
The interpretation and application of data protection laws and regulations in Europe, U.K., U.S and elsewhere are developing and are often uncertain and in flux. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices. If so, in addition to the possibility of regulatory scrutiny, enforcement action, and/or fines, this may result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws, or with new law or regulation, may cause us to incur additional costs and could require us to change our business practices.

As a group operating worldwide, we strive to comply with all applicable data protection laws and regulations. It is however possible that we fail to comply with all applicable laws and regulations. The failure or perceived failure to comply with such obligations may result in inquiries and other proceedings or actions against us by government entities or others, including monetary fees, or could cause reputational harm that may result in the loss of clients, and which could potentially have an adverse effect on our business and results of operations.
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
Our Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and accordingly, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (FASB). The FASB has issued Accounting Standards Update (ASU) 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, which will result in changes in how we account for long-duration contracts, including recognition, measurement, presentation and disclosure requirements. The Company has evaluated the impact of this guidance on its Consolidated Financial Statements and disclosures required to be adopted for the year ended December 31, 2023. Refer to Note 2 in the Consolidated Financial Statements in Item 18 for further details, including the anticipated approximate impact on the Company's consolidated financial statements as of January 1, 2023.
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
Covéa Coopérations S.A. owns approximately 99.99% of the outstanding common shares of the Company. As a result, Covéa Coopérations S.A. has power to elect our directors and to determine the outcome of any action requiring shareholder approval. Covéa’s interests may differ from the interests of the holders of our preferred shares and, given Covéa Coopérations S.A.’s majority controlling interest in the Company, circumstances may arise under which Covéa Coopérations S.A. may exercise its control in a manner that is not favorable to the interests of the holders of the preferred shares.

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
We believe that we and our non-U.S. subsidiaries, other than certain business sourced by Partner Reinsurance Europe SE (PartnerRe Europe) and PartnerRe Ireland Insurance dac (PartnerRe Ireland) through the U.S., and PartnerRe Insurance Solutions Bermuda Ltd. (PRISBe), a foreign reinsurance entity that has elected under I.R.C Section 953(d) to be treated as a domestic corporation, have operated, and will continue to operate, our respective businesses in a manner that will not cause us to be viewed as engaged in a trade or business in the U.S. and, on this basis, we do not expect that either we or our non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and PRISBe will be required to pay U.S. corporate income taxes (other than potential withholding taxes on certain types of U.S. source passive income) or branch profits taxes. Because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., the IRS may contend that either we or our non-U.S. subsidiaries are engaged in a trade or business in the U.S. In addition, legislation regarding the scope of non-U.S. entities and operations subject to U.S. income tax has been proposed in the past, and may be proposed again in the future. If either we or our non-U.S. subsidiaries are subject to U.S. income tax, our net income and shareholders’ equity will be reduced by the amount of such taxes, which could be material.

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
On October 5, 2015, the OECD published its final series of BEPS reports related to its attempt to coordinate multilateral action on international tax rules. The BEPS action reports recommended changes in the tax law, which, if adopted, could subject us to additional taxes and increase the complexity and cost of tax compliance.
On May 31, 2019, the OECD published a "Programme of Work" divided into two pillars, with the goal of tackling the challenges of taxing the digital economy. The OECD then published Blueprints for the two pillars late in 2020 and commenced a public consultation on the proposals.
In 2021, significant steps were taken to develop a plan for implementing a two-pillar solution. In October 2021, the OECD/G20 Inclusive Framework released a statement agreeing to a two-pillar solution to address the tax challenges created by an increasing digitalized economy. Pillar One addresses the broader challenge of a digitalized economy and focuses on the allocation of group profits among taxing jurisdictions based on a market-based concept rather than historical "permanent establishment" concepts. Pillar One applies to groups with consolidated revenues in excess of €20 billion and includes explicit exclusions for Regulated Financial Services, which is expected to apply to both insurance and reinsurance groups. Pillar Two addresses the remaining BEPS risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax on groups with consolidated revenues in excess of €750 million. These groups will be required to calculate the effective tax rate of each group company operating in a relevant jurisdiction and, where a group company has an effective tax rate below 15%, pay an additional top-up tax to bring the relevant jurisdictions effective tax rate to 15%.
In March 2022 the OECD released detailed commentary on Pillar Two with further details of the implementation package and related topics expected in early 2023. The OECD expects the rules to be enacted into domestic legislation in 2023 in order for the rules to be effective from January 1, 2024.
On December 15, 2022, the European Union formally adopted the Council Directive on ensuring a global minimum level of taxation for groups operating in the Union. Member States are required to transpose the Council Directive into their domestic law by December 31, 2023. The transposition of the Council Directive into French law (France being the domicile of our ultimate parent entity) or the implementation of a Pillar Two compliant qualified domestic minimum top-up tax in any low tax jurisdiction we operate may adversely affect our net income, effective income tax rate and financial condition.
In December 2022, as part of its ongoing work to implement Pillar One, the OECD/G20 Inclusive Framework issued a public consultation document on the draft Multilateral Convention (MLC) Provisions on Digital Services Taxes (DSTs) and other Relevant Similar Measures. The draft MLC reflects the OECD/G20 Inclusive Framework’s commitment to remove all existing DSTs and other relevant similar measures (and the standstill of future similar measures). The outcome of this consultation is unknown.
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
A. History and Development of the Company
PartnerRe Ltd., an exempted company incorporated under the laws of Bermuda in 1993 with liability limited by shares, is the holding company for our international reinsurance group. The principal office is located at 90 Pitts Bay Road, Pembroke HM08, Bermuda (telephone number: +1 441-292-0888). PartnerRe Ltd. and its subsidiaries (the Company, PartnerRe, PartnerRe group, or the Group) predominantly provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.), Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia) and PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada). The Company’s principal office in the U.S. is located at 200 First Stamford Place, Stamford, Connecticut (telephone number: +1 203-485-4200).
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
On March 18, 2016, the Company's publicly held common shares were acquired by Exor N.V. (subsequently renamed to EXOR Nederland N.V), whose ultimate parent is EXOR N.V. (Exor), which is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer publicly traded.
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Coopérations S.A. (Covéa), pursuant to which Covéa Coopérations S.A. agreed to purchase all of PartnerRe Ltd.’s common shares held by Exor. Preferred shares issued by PartnerRe Ltd. were not included in the transaction. On July 12, 2022, Covéa Coopérations S.A. completed the acquisition of PartnerRe Ltd. from Exor. The Company’s preferred shares continue to be traded on the New York Stock Exchange NYSE.
At December 31, 2022 and 2021, the Company's 100 million common shares (Class A shares) are owned by Covéa Coopérations S.A. and at December 31, 2021, the Company’s Class A shares were owned by Exor and included in Shareholders' Equity in the Consolidated Balance Sheets. The Company has also issued Class B common shares (Class B shares) and Class C common shares (Class C shares) to certain executives and directors of the Company which are included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Share Ownership section in Item 6.E and Notes 10 and 13 to the Consolidated Financial Statements in Item 18 of this report for further details).
B. Business Overview
The Company provides reinsurance for its clients globally. The Company’s principal offices are located in Pembroke (Bermuda), Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company provides reinsurance of risks to ceding companies (cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, U.S. health and property as well as mortality, morbidity, longevity, financial reinsurance solutions, and accident and health and alternative risk products. The Company’s alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis.
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
The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2022, 2021 and 2020.
The Company monitors the performance of its operations in three worldwide business units comprised of Property & Casualty (P&C), Specialty, and Life and Health, which represent its segments. The P&C segment is comprised of property and casualty business underwritten, including property catastrophe, facultative risks and U.S. health. The Specialty segment is comprised of specialty business, including treaty and facultative contracts. The combined business included in the P&C and Specialty segments is collectively referred to in this report as Non-life business. The Company’s Life and Health segment includes mortality, morbidity, longevity, and financial reinsurance solutions business.
See Results by Segment in Item 5 of this report and Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details on Segments.
Premium Distribution
The Company’s businesses are geographically diversified with premiums written on a worldwide basis. The Company’s gross premiums written by segment for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars):

	2022		2021		2020
	$	%	$	%	$	%
Non-life business:
P&C segment	$5,025	58%	$4,541	55%	$3,442	50%
Specialty segment	1,990	23	2,016	25	1,935	28
Total Non-life business	$7,015	81%	$6,557	80%	$5,377	78%
Life and Health segment	1,674	19	1,647	20	1,499	22
	$8,689	100%	$8,204	100%	$6,876	100%
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the years ended December 31, 2022, 2021 and 2020, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written. These two brokers individually accounted for 30% and 26%, respectively, of the Company's total gross premiums written for 2022, 28% and 24%, respectively, for 2021, and 30% and 21%, respectively, for 2020. No one cedant accounted for more than 5% of the Company's total gross premiums written for each of the years ended December 31, 2022, 2021 and 2020.
The gross premiums written in each of the Company's segments for the years ended December 31, 2022, 2021 and 2020, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report. See also Note 18 to the Consolidated Financial Statements in Item 18 of this report for further details on distribution channels and for the geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2022, 2021 and 2020.
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
The ERC is responsible for setting the Company’s risk appetite and return expectations. The ERC is comprised of sub-set of ELT members, the Head of Capital & Risk and is chaired by the Chief Executive Officer. The ERC provides oversight through the quarterly monitoring of the Company’s Risk Tolerance, periodic review of internal capital modelling techniques including stress and scenario testing, capital allocation as well as internal audit plans and results.
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
The ERC monitors Tier 1 risks on a quarterly periodic basis. The approved limits and the actual limits deployed at December 31, 2022 and 2021 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2022		December 31, 2021
	Approved limit (1)	Actual deployed (1)	Approved limit (1)	Actual deployed (1)
Natural Catastrophe Risk	$1.8	$1.4	$1.8	$1.3
Mortality Trend Risk	$1.8	$1.2	$1.8	$1.1
Pandemic Risk	$1.8	$0.5	$1.8	$0.5
Casualty Risk	$1.8	$1.5	$1.8	$1.3
Standard Fixed Income Risk	$1.8	$0.6	$1.8	$0.8
Financial Asset Risk (2)	$1.8	$0.8	$1.8	$1.3

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

The Company’s single occurrence estimated net PML exposures (net of retrocession and reinstatement premiums) of the main peril zones as at December 31, 2022 and 2021 were as follows (in millions of U.S. dollars):

		December 31, 2022		December 31, 2021
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$1,376		$1,028
U.S. Southeast	Hurricane	1,267		1,084
U.S. Gulf Coast	Hurricane	1,209		1,004
Caribbean	Hurricane	239		231
Europe	Windstorm	654		527
Japan	Typhoon	408		331
California	Earthquake	1,128	$1,519	927	$1,255
Australia	Earthquake	401	577	298	428
Japan	Earthquake	365	425	361	413
New Zealand	Earthquake	329	537	245	404
British Columbia	Earthquake	213	427	161	327
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
Group Supervision. One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group Supervisor and the power of the BMA to make rules regarding Group Supervision for, among other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. In addition to being tasked with assessing the financial condition of the PartnerRe Ltd. and its subsidiaries, the BMA has the power to impose restrictions on the ability of PartnerRe Ltd.'s subsidiaries to declare dividends to PartnerRe Ltd., and the ability of PartnerRe Ltd. to pay dividends to shareholders. This Group Supervision regime is in addition to the regulation of PartnerRe Ltd.'s various operating subsidiaries in their local jurisdictions. The Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (together with the Group Supervision Rules, the “Group Rules”) set out the rules in respect of the preparation of the annual group financial statements, capital and solvency return and enhanced capital requirements for an insurance group. PartnerRe Bermuda is the designated insurer for the purposes of Group Supervision, and the BMA currently acts as Group Supervisor of PartnerRe Ltd. and its subsidiaries. As Group Supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the PartnerRe group; (3) carrying out an assessment of the PartnerRe group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the PartnerRe group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the PartnerRe group; (6) coordinating any enforcement action that may need to be taken against the PartnerRe group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
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
The BMA imposes the group Enhanced Capital Requirement (ECR) on the PartnerRe group pursuant to its function as the Company’s Group Supervisor. Insurance groups are required to maintain available statutory economic capital and surplus that is equal to or exceeds the value of its ECR. The PartnerRe group’s ECR may be calculated by reference to either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal group capital model which the BMA has approved for use for this purpose. The PartnerRe group currently uses the BSCR model in calculating its group ECR requirements. In addition, the PartnerRe group is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return (including an economic balance sheet (EBS)) and quarterly group unaudited financial returns. An insurance group must further ensure that the value of the insurance group's assets exceeds the amount of the insurance group's liabilities by the aggregate of: (i) the individual minimum solvency margin (MSM) of each qualifying member of the group controlled by the parent company; and (ii) the parent company's percentage shareholding in the member multiplied by the member's MSM, where the parent company exercises significant influence over a member of the group but does not control the member. A member is a qualified member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. The PartnerRe group is also required to submit annual group actuarial opinions in respect of its general business and long-term insurance business when filing its group capital and solvency return. The PartnerRe group is required to appoint individuals approved by the BMA to be group actuaries for both general business and long-term business. The group actuary must provide an opinion on the PartnerRe group's technical provisions as recorded in the PartnerRe group statutory EBS.
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
We are currently completing our 2022 Group BSCR, which must be filed with the BMA on or before May 31, 2023, and at this time, we expect we will exceed the ECR. Our 2021 Group BSCR exceeded the target level of required statutory capital.
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
Bermuda
All Bermuda companies must comply with the provisions of the Bermuda Companies Act 1981, as amended (the Companies Act). In addition, the Insurance Act regulates the businesses of our Bermuda reinsurance subsidiaries, comprised of (i) PartnerRe Bermuda, a Class 4 general business insurer and Class E long-term business insurer and (ii) PRISBe (formerly PRE Life Bermuda Re Ltd.) a Class 3B general business insurer and Class C long-term business insurer. Partner Reinsurance Life Company of Bermuda Ltd. was merged into PartnerRe Bermuda on February 15, 2022. The Insurance Act distinguishes between long-term business, special purpose business and general business. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” and the Insurance Act uses the defined term “insurance business” to include reinsurance business.
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
PartnerRe Bermuda is dual licensed as a Class 4 general business insurer and Class E long-term business insurer and PRISBe is dual licensed as a Class 3B general business insurer and Class C long-term business insurer in Bermuda; and, therefore, both are authorized to carry on general business and long-term insurance business. Significant aspects of the Bermuda insurance regulatory framework and requirements imposed on insurers such as PartnerRe Bermuda and PRISBe include the following:
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
The MSM that must be maintained by PartnerRe Bermuda with respect to its Class 4 general business license is the greater of (i) $100 million, (ii) 50% of net premiums written (with a credit for reinsurance ceded not exceeding 25% of gross premiums), or (iii) 15% of net aggregate loss and loss expense provisions and other insurance reserves, or (iv) 25% of its ECR as reported at the end of the relevant year. The MSM that must be maintained by PartnerRe Bermuda with respect to its Class E long-term business license is the greater of (i) $8 million, (ii) 2% of the first $500 million of assets plus 1.5% of assets above $500 million or (iii) 25% of its ECR as reported at the end of the relevant year.
The MSM that must be maintained for PRISBe with respect to its Class 3B general business license is the greater of (i) $1 million, (ii) where the net premium written does not exceed $6,000,000, 20% of the net premiums written or where the net premiums written exceeds $6,000,000, $1,200,000 plus 15% of the net premium which exceeds $6,000,000, (iii) 15% of the net aggregate and loss expense provisions and other insurance reserve, or (iv) 25% of its ERC as reported at the end of the relevant year. The MSM that must be maintained by PRISBe with respect to its Class C long-term business license is equal to the greater of (i) $500,000, (ii) 1.5% of the total statutory assets or 25% of its ECR as reported at the end of the relevant year.
Minimum Liquidity Ratio. An insurer engaged in general business, such as PartnerRe Bermuda and PRISBe, is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities.
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
Any applicable insurer which at any time fails to meet the ECR applicable to it will upon becoming aware of that failure, or of having reason to believe that such a failure has occurred, immediately notify the BMA in writing and, within 14 days of such notification, file with the BMA a written report containing particulars of the circumstances leading to the failure; and a plan detailing the manner, specific actions to be taken and time within which the insurer intends to rectify the failure and within 45 days of becoming aware of that failure, or of having reason to believe that such a failure has occurred, furnish the BMA with: (1) unaudited statutory economic balance sheets and unaudited interim financial statements prepared in accordance with GAAP covering such period as the BMA may require, (2) the opinion of a loss reserve specialist, where applicable, (3) a general business solvency certificate in respect of those financial statements, where applicable, (4) a capital and solvency return(s) reflecting an ECR prepared using post-failure data, where applicable, (5) a long-term business solvency certificate in respect of those statements, where applicable and (6) the opinion of an approved actuary, where applicable. An insurer to whom this applies shall not declare or pay any dividends until the failure is rectified.
To enable the BMA to better assess the quality of the insurer’s capital resources, applicable insurers are required to disclose the makeup of its capital in accordance with the “3-tiered capital system”. Under this system, all of the insurer’s capital instruments will be classified as either basic or ancillary capital which in turn will be classified into one of three tiers based on their “loss absorbency” characteristics. Highest quality capital will be classified as Tier 1 Capital and lesser quality capital will be classified as either Tier 2 Capital or Tier 3 Capital. Under this regime, up to certain specified percentages of Tier 1, Tier 2, and Tier 3 Capital may be used to support the insurer’s MSM, ECR and TCL.
The characteristics of the capital instruments that must be satisfied to qualify as Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital are set out in the Insurance (Eligible Capital) Rules 2012, as amended. Under these rules, Tier 1 Capital, Tier 2 Capital, and Tier 3 Capital may, until January 1, 2026, include capital instruments that do not satisfy the requirement that the instrument be non-redeemable or settled only with the issuance of an instrument of equal or higher quality upon a breach, or if it would cause a breach, of the ECR.
While the BMA has previously approved the use of certain instruments for capital purposes, the BMA’s consent will need to be obtained if such instruments are to remain eligible for use in satisfying the MSM and the ECR.
The BMA implemented an EBS framework which is used as the basis to determine the ECR for all general business and long-term commercial insurers and insurance groups, including PartnerRe Bermuda and PRISBe. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurer's GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer in accordance with the prudential standards made under the Insurance Act. The Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended, the Insurance (Prudential Standards) (Class C, Class D and Class E Solvency Requirement) Rules 2011, as amended and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as amended provide applicable guidance for PartnerRe Bermuda, PRISBe and the group pertaining to certain aspects of the EBS framework, including, but not limited to, technical information required for the preparation of the financial statements and opinions of the loss reserve specialist and approved actuary. The Insurance (Prudential Standards) Amendment Rules 2018 provide updates to certain aspects of the EBS framework and increase the ECR over a 3-year transition period for general business and a 10-year transition period for long-term business.
Reporting Requirements. PartnerRe Bermuda and PRISBe must prepare and submit, on an annual basis, both audited GAAP and statutory financial statements. The Insurance Act prescribes rules for the preparation and substance of statutory financial statements (which include, in statutory form, a balance sheet, income statement, a statement of capital and surplus, and notes thereto). The statutory financial statements include detailed information and analysis regarding premiums, claims, reinsurance and investments of the insurer. The statutory financial statements contain statements both on a consolidated and unconsolidated basis. The unconsolidated information forms the basis for assessing PartnerRe Bermuda and PRISBe's liquidity ratio and MSM.
Every insurer is also required to deliver to the BMA a declaration of compliance declaring whether or not that insurer has, with respect to the preceding financial year, (i) complied with the minimum margin of solvency as at its financial year-end, (ii) complied with the applicable enhanced capital requirements as at its financial year-end, (iii) complied with the minimum liquidity ratio for general business as at its financial year-end, and (iv) where an insurer’s license has been issued subject to limitations, restrictions or conditions, that the insurer has observed such limitations, restrictions or conditions. The declaration of compliance must be signed by two directors and filed at the same time the insurer submits its statutory financial statements.
Insurance Code of Conduct. Every Bermuda registered insurer must comply with the Insurance Code of Conduct (Code of Conduct) which prescribes the duties and standards that must be complied with to ensure sound corporate governance, risk management and internal controls are implemented. The BMA will assess an insurer’s compliance with the Code of Conduct in a proportionate manner relative to the nature, scale and complexity of its business. Failure to comply with the requirements of the Code of Conduct will be a factor the BMA considers in determining whether an insurer is meeting its obligations to conduct its business soundly and prudently as prescribed by the Insurance Act, may result in the BMA exercising its powers of intervention and investigation and will be a factor in calculating the operational risk charge under the insurer’s BSCR or approved internal model (where applicable).
At the end of 2021, the BMA released a consultation paper on the revisions to the Code of Conduct and following a review of the public consultation feedback, the revisions to the Code of Conduct were finalized and became effective on September 1, 2022 (with a six-month transition period for conduct-related additions and a 12-month transition period to comply with the new provisions/amendments of all other sections of the document). The most significant changes to the Code of Conduct related to corporate governance, including introducing a requirement that an insurer’s board include an appropriate number of non-executive directors and independent directors without executive responsibility. The BMA clarified that the revisions would not create a requirement for independent non-executive directors for all boards, but that subsidiary boards of a Bermuda group would determine the appropriate number of non-executive directors required for the entity based on the nature, scale and complexity of the insurer’s operations. The Code of Conduct was also amended to require board members to review and assess the fitness and propriety of board membership, committees, and chief and senior executives at least every three (3) years and/or upon a material change to business activities or risk profile. Other changes include a requirement for insurers to demonstrate the economic impact of risk mitigation techniques originating from reinsurance contracts and the addition of “Sustainability Risk” as a material risk that should be considered in risk management strategies, and enhanced requirements for outsourcing.
Insurance Sector Operational Cyber Risk Management Code of Conduct. All Bermuda insurers, insurance managers and intermediaries under the Insurance Act are required to comply with the Insurance Sector Operational Cyber Risk Management Code of Conduct (Cyber Code), which was established in October 2020 and sets forth the duties, requirements, standards, procedures and principles to be complied with in relation to operational cyber risk management. This requires insurers to develop a cyber-risk policy that is approved by the board of directors of the insurer at least annually, and which is to be delivered pursuant to an operational cyber risk management program. Under the Cyber Code, an insurer is also required to appoint an appropriately qualified member of staff or outsourced resource to the role of Chief Information Security Officer. Failure to comply with the Cyber Code will be a factor taken into account by the BMA in determining whether an insurer is meeting its obligation to conduct business in a sound and prudent manner as prescribed by the Insurance Act and may result in the BMA exercising its powers of intervention and investigation.
Dividends and Distributions. As a Bermuda-domiciled holding company, PartnerRe Ltd. has limited operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, the Company’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others, Bermuda, various states of the U.S., Singapore, Canada and Ireland. The Company’s ability to pay dividends or make distributions and to make dividends to shareholders is limited by solvency requirements of the Companies Act 1981.
In addition to the solvency requirements under the Companies Act, the Insurance Act prohibits PartnerRe Bermuda and PRISBe from declaring or paying any dividends during any financial year if it is in breach of its MSM or if the declaration or payment of such dividends would cause such a breach. PartnerRe Bermuda and PRISBe are also prohibited from declaring or paying a dividend where it has failed to comply with the ECR, until such noncompliance is rectified. The Insurance Act also provides that our Bermuda reinsurance subsidiaries shall not in any financial year pay dividends which would exceed 25% of its total statutory capital and surplus, as shown on its statutory balance sheet in relation to the previous financial year, unless at least 7 days before payment of those dividends it files with the BMA an affidavit signed by at least two directors (one of whom must be a director resident in Bermuda if the insurer has a director so resident), and by its principal representative in Bermuda, which states that in the opinion of those signing, declaration of those dividends has not caused the insurer to fail to meet its relevant margins. Further, with respect to the distributions of any contributed surplus, each of PartnerRe Bermuda and PRISBe must also submit an affidavit and obtain the BMA’s prior approval before reducing its total statutory capital as shown in its previous financial year statutory balance sheet by 15% or more.
In connection with their registration as a Class E and Class C insurer respectively, PartnerRe Bermuda and PRISBe must maintain accounts in respect of their long-term business separate from any accounts kept in respect of any other business and all receipts of its long-term business shall form part of their long-term business fund. In addition to the aforementioned restrictions on commercial insurers ability to pay dividends and make distributions under the Insurance Act generally, an insurer carrying on long-term business, such as PartnerRe Bermuda and PRISBe, may not declare or pay a dividend to any person other than a policyholder unless the value of the assets of its long-term business fund (as certified by the insurer’s approved actuary) exceeds the extent (as so certified) of the liabilities of its long-term business and the amount of any such dividend shall not exceed the aggregate of that excess and any other funds properly available for the payment of dividends arising out of the business of the insurer other than long-term business

Further, under the Companies Act, as amended, PartnerRe Ltd., PartnerRe Bermuda and PRISBe may only declare or pay a dividend, or make a distribution out of contributed surplus, if it has no reasonable grounds for believing that: (1) it is, or would after the payment be, unable to pay its liabilities as they become due or (2) the realizable value of its assets would be less than its liabilities.
Fit and Proper Controllers. The BMA maintains supervision over controllers (as defined herein) of all Bermuda registered insurers. For these purposes, a controller includes (1) the managing director of the registered insurer or its parent company, (2) the chief executive officer of the registered insurer or of its parent company, (3) a shareholder controller (as defined below) and (4) any person in accordance with those directions or instructions the directors of the registered insurers or its parent company are accustomed to act.
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
Similarly, each designated insurer is required to give notice to the BMA of any material change in respect of the insurance group of which it is a member.
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
In addition to the above, PartnerRe Bermuda maintains a representative office in Mexico.
Ireland
The Central Bank of Ireland (the Central Bank) regulates insurance and reinsurance companies authorized in Ireland, including PartnerRe Europe and PartnerRe Ireland. PartnerRe Ireland Finance DAC as an Irish resident Section 110 Company is obliged to report data to the Central Bank of Ireland on a quarterly basis. PartnerRe Holdings Europe Limited, a holding company for PartnerRe Europe, and PartnerRe Ireland are not subject to regulation by the Central Bank. PartnerRe Europe is a reinsurance company incorporated under the laws of Ireland and is duly authorized as a reinsurance undertaking to carry on reinsurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015. PartnerRe Ireland is an insurance company incorporated under the laws of Ireland and is authorized as an insurance undertaking to carry on non-life insurance business in accordance with the European Union (Insurance and Reinsurance) Regulations 2015.
Significant aspects of the Irish re/insurance regulatory framework and requirements imposed on PartnerRe Europe and PartnerRe Ireland include the following:
Solvency Requirements. The Solvency II Directive, transposed into Irish law by the European Union (Insurance and Reinsurance) Regulations 2015, sets out solvency standards applicable to insurers and reinsurers, and prescribes, at the level of PartnerRe Europe and PartnerRe Ireland, the minimum amounts of financial resources that both companies are required to have in order to cover the risks to which they are exposed and the principles that should guide their overall risk management and reporting. This Directive became effective January 1, 2016. Under the Solvency II Directive requirements, PartnerRe Europe and PartnerRe Ireland have similar requirements to those of PartnerRe Bermuda and PRISBe such as an EBS, Own Risk and Solvency Assessment (ORSA), Solvency and Financial Condition Report and a Regular Supervisory Report.
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements and related reports to the Irish Companies Registration Office (CRO) in accordance with International Financial Reporting Standards, together with an annual return of certain corporate information in accordance with the Companies Act 2014. Changes to corporate information during the year must also be notified to the CRO. These requirements also apply to PartnerRe Holdings Europe Limited and PartnerRe Ireland Finance DAC, while PartnerRe Europe and PartnerRe Ireland must also file and submit annual certifications to the Central Bank in relation to the following:
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
4.    Quantitative Reporting Templates (QRTs): The QRTs set out, inter alia, the respective company's technical provisions, EBS, solvency capital requirement and minimum capital requirement. PartnerRe Europe and PartnerRe Ireland must submit an attestation that the information contained in the annual QRTs is accurate subject to permitted estimations and approximations.
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
ESG Requirements. Under Solvency II, PartnerRe Europe and PartnerRe Ireland are obliged to identify, assess and manage sustainability risk, i.e., any environmental, social or governance event whose occurrence could cause an actual or potential negative material impact on the respective company's assets or liabilities.
Cyber Security and Digital Operational Resilience. PartnerRe Europe and PartnerRe Ireland will be subject to the European Regulation on Digital Operational Resilience (DORA). PartnerRe Europe and PartnerRe Ireland must comply with DORA by January 17, 2025. DORA, once implemented, will prescribe risk management rules, specific to Information and Communication Technology and seek to harmonize such rules across the European financial services sector.

Dividends and Distributions. Pursuant to Irish company law, PartnerRe Europe and PartnerRe Ireland are restricted to declaring dividends only out of “profits available for distribution”. Profits available for distribution are, broadly, a company’s accumulated realized profits less its accumulated realized losses. Such profits may not include profits previously utilized.
International Branches & Representative Offices. In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland and Hong Kong, and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch, a composite branch, is subject to regulation by the Insurance Authority of Hong Kong. Following Brexit, the existing U.K. branch is also subject to local regulation under the U.K. Temporary Permission Regime. PartnerRe Ireland, pursuant to the Non-admitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a non-admitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states.
PartnerRe Ireland has an operating branch in the U.K. that is subject to both CBI and local regulation under the U.K Temporary Permission Regime.
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
PRAIC is authorized to transact reinsurance in 12 Latin American countries and Puerto Rico. Additionally, PRAIC is authorized to transact surplus lines insurance in the U.S. Virgin Islands. In 2021, PRAIC was subject to the commercial domicile regulations in California. In 2022 PRAIC was not subject to commercial domicile regulations in California as a result of not meeting the commercial domicile premium threshold calculation.
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
Dividends and Distributions. Under New York law, the NYDFS must approve any dividend declared or paid by PartnerRe U.S. that, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of its statutory surplus as shown on the latest statutory financial statements on file with the NYDFS, or 100% of its adjusted net investment income. Under Delaware law the Delaware Commissioner of Insurance must approve any dividend declared or paid by PRAIC that, together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. In connection with the acquisition by Covéa, it was agreed that PartnerRe US would not take action to declare or distribute any dividend for the two year period from July 12, 2022 to July 12, 2024 without the prior approval of the NYDFS. Under Arkansas law the Arkansas Insurance Commissioner must approve any dividend declared or paid by PLRA that, together with all dividends and distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PLRA's surplus as regards policyholders as of the preceding December 31 or (ii) the net gain from operations not including capital gains for the twelve-month period ending on the preceding December 31. Arkansas, California, Delaware and New York do not permit a dividend to be declared or distributed, except out of earned surplus.
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
Cybersecurity Requirements. Under the NYDFS' Cybersecurity Requirements for Financial Service Companies, regulated entities, including PartnerRe U.S. Insurance Companies, are required to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York’s financial services industry. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, and program record keeping and certification obligations. On November 9, 2022, the NYDFS proposed amendments to the cybersecurity requirements which once in effect will apply to PartnerRe U.S. Insurance Companies.
Canada
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
On February 15, 2022, all of the reinsurance liabilities and most of the assets and other liabilities of the Canadian branch of PartnerRe Bermuda were transferred to PartnerRe Canada. On August 22, 2022, OSFI issued an order approving the withdrawal submission of the Canadian Branch of PartnerRe Bermuda, releasing the branch’s assets in Canada and revoking the order approving the branch to insure risks in Canada.
The Canadian branch of PartnerRe U.S. holds a license to write reinsurance business in Canada for property and casualty and accident and sickness business, limited to reinsurance. The Canadian branch of PartnerRe U.S. is subject to local regulation for its Canadian branch business, specified principally pursuant to Part XIII of the Insurance Companies Act (the Canadian Insurance Act) applicable to foreign property and casualty companies and to foreign life companies as well as relevant provincial insurance acts. OSFI supervises the application of the Canadian Insurance Act.
PartnerRe U.S. maintains sufficient assets, vested in trust at a Canadian financial institution, approved by OSFI, to allow its branch to meet minimum statutory solvency requirements as required by the Canadian Insurance Act, its regulations and applicable guidelines issued by OSFI. The Canadian branch of PartnerRe U.S. is required to file certain statutory information with OSFI in respect of the property and casualty reinsurance business written by the branch. This information includes, among other things, an annual Financial Condition Testing (FCT) report from the Appointed Actuary of the branch that tests the adequacy of the assets that are vested under various adverse scenarios or "stress tests". It is also necessary for an ORSA to be prepared each year. The branch is required to have a Chief Agent in Canada to act as its local representative.
Singapore
The Monetary Authority of Singapore (MAS) regulates insurance and reinsurance companies authorized in Singapore, including PartnerRe Asia.
PartnerRe Asia is the principal reinsurance carrier for the Company’s business underwritten in the Asia Pacific region, conducting general insurance and life insurance business as a reinsurer. PartnerRe Asia established a representative office in Tokyo, Japan in February 2022 to promote PartnerRe’s Life & Health capabilities..
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
Environmental Risk Management. PartnerRe Asia follows the MAS issued Guidelines on Environmental Risk Management, which aim to enhance the insurance sector’s resilience and management of environmental risk by setting out sound risk management practices in the following areas: governance and strategy; risk management; underwriting; investment; and disclosure of environmental risk information.
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

Bermuda
PartnerRe Ltd., PartnerRe Bermuda and PRISBe have each received from the Bermuda Minister of Finance an assurance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda, that in the event that any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax shall not be applicable to PartnerRe Ltd., PartnerRe Bermuda or PRISBe or to any of their operations or the shares, debentures or other obligations of PartnerRe Ltd., PartnerRe Bermuda or PRISBe until March 31, 2035. These assurances are subject to the provision that they are not construed to prevent the application of any tax or duty to such persons as are ordinarily resident in Bermuda (PartnerRe Ltd., PartnerRe Bermuda and PRISBe are not currently so designated) or to prevent the application of any tax payable in accordance with the provisions of The Land Tax Act, 1967 of Bermuda or otherwise payable in relation to the land leased to PartnerRe Ltd., PartnerRe Bermuda or PRISBe.
PRISBe has elected under I.R.C Section 953(d) to be treated as a U.S. domestic corporation. See also the discussion of taxation in United States below.
Canada
The Canadian non-life branch of PartnerRe U.S. and PartnerRe Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2022. See also the discussion of taxation in the United States below.
France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. The tax on corporate profits in France has been 25.83% in 2022.
The French Bill for 2018, enacted on December 30, 2017, included a graduated decrease of the statutory corporate income tax rate from 34.43% in 2017 to 25.83% in 2022, including all applicable surtaxes. See also the discussion of taxation in Ireland below.
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
Singapore
The Company’s Singapore subsidiary, PartnerRe Asia, is subject to corporate taxation in Singapore at the rate of 10% on profits arising from onshore and offshore business. In previous years (up to the year ended December 31, 2021), certain exemptions were available to profits derived from certain lines of business. However, commencing from January 1, 2022 these exemptions were no longer available in respect of these specific lines of business to PartnerRe Asia.
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

In addition, PartnerRe Europe and PartnerRe Ireland write certain U.S. and Latin American business through their U.S. reinsurance intermediaries. As a result, PartnerRe Europe and PartnerRe Ireland are deemed to be engaged in a U.S. trade or business and thus are subject to taxation in the U.S. Finally, PLRA is also a U.S. corporation subject to taxation in the U.S. The current statutory rate of tax on corporate profits in the U.S. is 21%. See the discussion of U.S. branch taxation below and the discussion of taxation in Ireland above.
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, PLRA, and PRISBe, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and PRISBe) are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 21% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 45% on the net income connected with a U.S. trade or business.
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
On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which applies to tax years commencing after December 31, 2022, which among other things implements a 15% minimum tax on book income of certain large U.S. domestic groups (with a three year annual average book income of $1 billion or greater) or certain large non-U.S. parented groups that have U.S domestic corporations (with a three year annual average book income of $1 billion or greater at the consolidated non-U.S. parent level and $100 million or greater at the U.S domestic level). Should the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, PLRA, or PRISBe ever have an effective corporate income tax rate of less than 15% and the above thresholds are met for a non-U.S. parented group, they may be subject to the 15% minimum tax on book income.
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
C. Organizational Structure
The Company's Class A common shares are owned by Covéa Coopérations S.A., a French stock corporation (société anonyme). Five French mutual insurance companies own all the shares of Covéa Coopérations S.A. The shareholders of Covéa Coopérations S.A. are: (i) MMA IARD Assurances Mutuelles (21.528%), (ii) MMA Vie Assurances Mutuelles (11.805%), (iii) AM-GMF (33.333%), (iv) MAAF Assurances (33.161%) and (v) MAAF Santé (0.173%).

The Company’s principal operating subsidiaries at December 31, 2022 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
Partner Reinsurance Asia Pte. Ltd.	Singapore	100%
PartnerRe Life Reinsurance Company of Canada	Canada	100%
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
The financial information for the years ended December 31, 2022, 2021 and 2020 presented below is based on, or has been derived from, and should be read in conjunction with, the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report. The financial results below are presented in U.S. dollars as the reporting currency.
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
The non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has experienced soft market conditions with either general decreases, no changes, or marginal improvements, in pricing and profitability. During 2021, certain lines of business showed meaningful premium growth due to the return of economic activity and the upward momentum in pricing from 2020 continued, although concentrated more specifically in loss-affected lines. During 2022, following continued large losses for events such as Hurricane Ian, together with a challenging macroeconomic environment, the market continued to harden. At the January 1st, 2023 renewals, the Company continued to improve its portfolio through higher attachment points on its property catastrophe portfolio and tighter terms and conditions and increased rates above inflation trends.
Life and Health Reinsurance Operations
The Company’s Life and Health segment derives revenues primarily from premiums. Within the Life and Health segment, the Company writes mortality, morbidity, longevity and financial reinsurance solutions products. The Life and Health business provides the Company with diversification benefits and balance to its portfolio as they are generally not correlated to the Company’s Non-life business.
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
During 2022, the Company continued to execute its growth strategy in the Life and Health segment by continuing to increase new business volume in life business and hiring additional employees to support further growth in this segment.
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
Strategic Initiatives
The Company's key strategy is to focus on reinsurance of business written by our cedants, and where supported by market conditions, opportunistically expand our direct insurance business through strategic partnerships with MGAs. The Company is focused on striking the right balance between top down and bottom up risk selection by broadening scope and client penetration for well-understood, efficient risk classes and keeping a selective approach for less predictable risk patterns. Among the Company's strategic priorities are growing the non-life footprint with selected clients and brokers, including through retrocession to third-party capital vehicles and using retrocession to enhance balance sheet strength and growing the Life and Health book in targeted product segments and geographies. The Company will continue to execute its growth strategy in the Life and Health segment by continuing to increase new business volume and leveraging new talent hired to support further growth in this segment.

Reinsurance Market Outlook
The Company believes that overall, reinsurance will broadly remain a cyclical market, primarily as a result of capital inflows and outflows, and that the cycles will become more specific and local, with less global amplitude. Large loss activity over the last years and current economic conditions have led to favorable rate movements across lines of business, though more particularly pronounced for property, and the Company expects these conditions to persist over the near term.
The outlooks for 2023 for each of the Company's segments are summarized as follows:
2023 Non-life Outlook
The January 1, 2023 renewals showed a continuation of property reinsurance lines firming, specifically in peak peril cat zone exposures. The property firming led to supply shortages in US property catastrophe capacity, with coverage restrictions for war and strikes, riots and civil commotion. As a result, structures have been revised in many cases with higher attachment points and at significantly improved pricing. Casualty reinsurance on the other side didn’t harden to the same extent due to continuously improved primary conditions and increased interest rates. Commissions have been lowered in some cases and rates on non-proportional business have been marginally positive.
2023 Life and Health Outlook
The January 1, 2023 renewal for life business is not significant, as only a limited portion of the premiums written associated with the life portfolio is short-term business. Management expects continued growth in the Company’s life portfolio in 2023 at constant foreign exchange rates, mainly due to growth in Asia Pacific, Canada, Europe and the United States. Pricing conditions are not expected to materially differ from 2022.
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
Liability funds represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 59% and 55% of the total invested assets at December 31, 2022 and 2021, respectively.
Capital funds represent total capital of the Company, which includes shareholders' equity and debt liabilities, and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 41% and 45% of the total invested assets at December 31, 2022 and 2021, respectively.
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

The Company’s investment strategy allows for the use of certain derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, equity option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities, and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the Board. At December 31, 2022, the Company had no significant financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
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
In 2022, the Company's investment portfolio was impacted by significant net unrealized losses driven by increases in worldwide risk-free rates and the widening of mortgage-backed-securities (MBS) and credit spreads. These higher market yields together with changes in portfolio mix resulted in higher 2022 net investment income. It is the intention of the Company to make optimal decisions to avoid realizing losses due to interest rate fluctuation, while maintaining necessary flexibility to manage risk and take advantage of opportunities for future income enhancement. With current market yields significantly above book yields, management expects higher net investment income in 2023.
A. Operating Results
At December 31, 2022, Covéa held 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. The Class A shares were acquired from EXOR Nederland N.V. on July 12, 2022. The common shares are not listed.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s net income or loss for the years ended December 31, 2022, 2021 and 2020 include the following:
•Volatility in capital markets impacting investment results
•Large catastrophic and man-made loss events impacting Non-life segment underwriting results, including the effects of the events discussed below
•Foreign exchange rate fluctuations.
These factors, as well as other factors described below, may continue to affect our results of operations and financial condition in the future. Each of these key factors is discussed further in the Review of Net Income or Loss section below for each of the years ended December 31, 2022, 2021 and 2020.
Review of Net Income or Loss
The components of net income or loss for the years ended December 31, 2022, 2021 and 2020 are presented in the Company’s Consolidated Statements of Operations, and in the breakdown by segment in Note 18 to the Consolidated Financial Statements, in Item 18 of this report.
Management analyzes the Company’s net income or loss in three parts: underwriting result, investment result, and corporate and other, which comprises the other components of net income or loss not allocated to the Company’s P&C, Specialty and Life and Health segments.

The net income or loss for the years ended December 31, 2022, 2021 and 2020 was comprised as follows (in millions of U.S. dollars):

	2022	2021	2020
Underwriting result
P&C	$452	$202	$(72)
Specialty	297	305	(232)
Total Non-life	$749	$507	$(304)
Life and Health (1)	47	16	2
	$796	$523	$(302)
Investment result	(1,560)	541	839
Corporate and other	(326)	(341)	(283)
Net (loss) income	$(1,090)	$723	$254

(1)Underwriting result excludes net investment income allocated to Life and Health as part of the allocated underwriting result of $74 million, $81 million and $68 million for the years ended December 31, 2022, 2021 and 2020, respectively. Allocated underwriting result is the metric management uses to measure results for the segment, as described below.
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
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See Note 18 to the Consolidated Financial Statements included in Item 18 of this report for a description of the Company’s segments, a discussion on how the Company measures its segment results (including definitions and quantification of loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio) and a breakdown of net income or loss, including underwriting results by segment, for each of the years ended December 31, 2022, 2021 and 2020. Business reported in each segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
Non-life Results
The Non-life underwriting results for 2022, 2021 and 2020 are comprised of premiums earned reduced for losses and loss expenses (which included losses from large catastrophic losses and large loss events, partially offset by net favorable prior year development), acquisition costs and other expenses, as more fully described below.
Large catastrophic and man-made loss events
As the Company’s reinsurance operations are exposed to low-frequency and high-severity risk events, some of which are seasonal and climate related, results for certain periods may include unusually low loss experience, while results for other periods may include modest or significant loss experience driven by catastrophic losses. The Company generally considers large catastrophic or man-made loss events greater than $35 million, net of retrocession and reinstatement premiums, to be named events. The table below also includes losses for individual catastrophic or man-made events greater than $10 million but below $35 million, net of retrocession and reinstatement premiums, as well as losses under aggregate covers. Collectively, these amounts are hereinafter referred to as large losses.

The impact of large losses on the Company’s underwriting results for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions of U.S. dollars, except ratios):

	2022			2021			2020
	P&C Segment	Specialty Segment	Total Non-life	P&C Segment	Specialty Segment	Total Non-life	P&C Segment	Specialty Segment	Total Non-life
Large losses	$409	$137	$546	$450	$117	$567	$367	$309	$676
Impact on combined ratio	10.4%	8.2%	9.7%	12.8%	6.5%	10.6%	11.6%	16.3%	13.4%
Named large catastrophic and man-made events, individually above $35 million net of retrocession and reinstatement premiums, and related losses on aggregate covers were comprised as follows:
•2022: $489 million related to Hurricane Ian, the ongoing conflict between Russia and Ukraine, the Natal Floods, the Australian Floods, and the French Hailstorms
•2021: $483 million related to Hurricane Ida, Winter Storm Uri, the European Floods
•2020: $371 million related to COVID-19 and $55 million related to Hurricane Laura
In addition to the amounts above, the Company incurred additional COVID-19 losses in the Life and Health segment of $6 million, $36 million and $26 million for the years ended December 31, 2022, 2021 and 2020, respectively.
Losses and loss expenses for 2022, 2021 and 2020 were also impacted by non-life prior years' reserve development. Non-life prior years' reserve development was $220 million favorable (3.9 points on the combined ratio) for 2022, $194 million favorable (3.6 points on the combined ratio) for 2021 and $71 million adverse (1.4 points on the combined ratio) for 2020. See Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.
P&C Segment
The components of underwriting result and the corresponding ratios for the P&C segment for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars, except ratios):

	2022	2021	2020
Gross premiums written	$5,025	$4,541	$3,442
Premiums ceded	(791)	(819)	(398)
Net premiums written	$4,234	$3,722	$3,044
Net premiums earned	$3,941	$3,528	$3,163
Losses and loss expenses	(2,410)	(2,391)	(2,389)
Acquisition costs	(995)	(864)	(784)
Technical result	$536	$273	$(10)
Other loss	—	—	(1)
Other expenses (1)	(84)	(71)	(61)
Underwriting result	$452	$202	$(72)
Loss ratio	61.2%	67.8%	75.5%
Acquisition ratio	25.2	24.5	24.8
Technical ratio	86.4%	92.3%	100.3%
Other expense ratio	2.1	2.0	1.9
Combined ratio	88.5%	94.3%	102.2%

(1)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The P&C segment represented 56%, 52% and 48% of total net premiums written in 2022, 2021 and 2020, respectively.

2022 compared to 2021
The underwriting result increased $250 million year-over-year, an improvement in the combined ratio of 5.8 points, driven by a decrease in the loss ratio of 6.6 points.
Gross premiums written increased by $484 million, or 11%. This increase was driven by growth in both the casualty and catastrophe business, where market conditions continued to be favorable. Ceded premiums written were relatively stable, declining 3.4% year-over-year, driven by a slight decrease in retrocession purchasing.
Net premiums earned increased 12%, primarily driven by increased current underwriting year contribution from production volume increases, the earn-in of prior year increases in premiums written and from premium exposure adjustments on prior underwriting years.
The loss ratio improved by 6.6 points, driven by an improvement in the current accident year attritional loss ratio, which benefited from continued portfolio reshaping as well as rate increases, a reduction in large losses and a higher level of favorable prior years' reserve development. Large losses for 2022, which included impacts from Hurricane Ian, the Australian Floods, the Natal Floods, and the French Hailstorms, and losses on aggregate covers associated with these events during 2022 decreased compared to large losses incurred in 2021, which was impacted by Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with those events. Prior years' reserve development was 3.9 points favorable for 2022 as compared to 2.0 points favorable for 2021.
The acquisition cost ratio of 25.2% and the other expense ratio of 2.1% for 2022 were comparable to the same ratios for 2021.
2021 compared to 2020
The underwriting result increased $274 million year-over-year, an improvement in the combined ratio of 7.9 points, driven by a decrease in the loss ratio of 7.7 points.
Gross premiums written increased by $1,099 million, or 32%. This increase was driven by growth in casualty and catastrophe lines, and was reflective of rate improvements and new business. Ceded premium written more than doubled year-over-year, driven by an increase in retrocession purchasing, including from the Company's third party capital vehicles, as well as growth in premiums written.
Net premiums earned increased 12%, primarily driven by an increased current underwriting year contribution from the increased production volume as well as premium exposure adjustments on prior underwriting years.
The loss ratio improved by 7.7 points, driven by an improvement in the current accident year attritional loss ratio, which benefited from portfolio reshaping in prior periods as well as rate increases. Large catastrophic losses for Hurricane Ida, Winter Storm Uri, the European Floods and losses on aggregate covers associated with these events during 2021 increased compared to large losses in 2020, which was impacted by COVID-19, Hurricane Laura and an aggregation of mid-sized loss events. Prior years' reserve development was 2.0 points favorable for 2021 and comparable to 2.1 points favorable for 2020.
The acquisition cost ratio of 24.5% and the other expense ratio of 2.0% for 2021 were comparable to the same ratio for 2020.

Specialty Segment
The components of underwriting result and the corresponding ratios for the Specialty segment for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars, except ratios):

	2022	2021	2020
Gross premiums written	$1,990	$2,016	$1,935
Premiums ceded	(325)	(227)	(153)
Net premiums written	$1,665	$1,789	$1,782
Net premiums earned	$1,670	$1,802	$1,892
Losses and loss expenses	(903)	(1,052)	(1,628)
Acquisition costs	(435)	(415)	(470)
Technical result	$332	$335	$(206)
Other expenses (1)	(35)	(30)	(26)
Underwriting result	$297	$305	$(232)
Loss ratio	54.1%	58.4%	86.0%
Acquisition ratio	26.0	23.0	24.8
Technical ratio	80.1%	81.4%	110.8%
Other expense ratio	2.1	1.7	1.4
Combined ratio	82.2%	83.1%	112.2%

(1)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Specialty segment represented 22%, 25% and 28% of total net premiums written in 2022, 2021 and 2020, respectively.
2022 compared to 2021
The underwriting result decreased $8 million year-over-year, or 3%. Despite this decrease, the combined ratio improved 0.9 points, driven by an improvement in the loss ratio of 4.3 points, partially offset by an increase in the acquisition ratio of 3.0 points.
Gross written premiums decreased by $26 million, or 1%, as reductions in agriculture, engineering and aviation lines resulting from strategic business mix decisions were partly offset by growth in the financial risks, marine and energy lines of business. Premiums ceded increased 43% year-over-year, driven by an increase in retrocession purchasing, including from the Company's third party capital vehicles. Net premiums earned decreased 7% primarily due to the Company's focus on portfolio optimization and reflected the changes in the mix of business discussed above.
The loss ratio improved by 4.3 points, driven by an improvement in the current accident year attritional loss ratio due to strategic changes in the mix of business to more profitable lines, partially offset by a lower level of favorable prior years' reserve development and an increase in large losses. Prior years' reserve development was 4.1 points favorable for 2022 compared to 6.9 points favorable for 2021, with favorable development in 2022 driven by reserve releases in property, marine and energy lines.
The increase in the acquisition cost ratio of 3.0 points was primarily driven by changes in the mix of business discussed above, as well as an increase in profit commission associated with favorable prior year reserve development during 2022.
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

The loss ratio improved by 27.6 points, primarily driven by a decrease in large losses and favorable prior years' reserve development. Prior years' reserve development was 6.9 points favorable for 2021 compared to 7.2 points adverse for 2020, with favorable development in 2021 driven by financial risks and aviation lines. The current accident year attritional loss ratio also improved due to changes in the mix of business to more profitable lines of business.
The decrease in acquisition costs and acquisition cost ratio by 1.8 points was primarily driven by changes in the mix of business discussed above.
Life and Health Segment
The Company provides reinsurance of life, and health related risks including mortality, morbidity, longevity and financial reinsurance solutions. Reinsurance coverage is mainly provided to primary life insurers to protect against individual and group mortality and disability risks. The Company also provides reinsurance coverage mainly to primary life insurers who provide pensions or issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources.
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
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars):

	2022	2021	2020
Gross premiums written	$1,674	$1,647	$1,499
Premiums ceded	(29)	(24)	(24)
Net premiums written	$1,645	$1,623	$1,475
Net premiums earned	$1,646	$1,627	$1,482
Losses and loss expenses	(1,434)	(1,441)	(1,318)
Acquisition costs	(111)	(108)	(102)
Technical result	$101	$78	$62
Other income (1)	39	26	13
Other expenses (2)	(93)	(88)	(73)
Underwriting result	$47	$16	$2
Net investment income	74	81	68
Allocated underwriting result	$121	$97	$70

(1)Other income represents fee income on longevity swaps and deposit accounted contracts, including the Company's financial reinsurance solutions business.
(2)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Life and Health segment represented 22%, 23% and 24% of total net premiums written in 2022, 2021 and 2020, respectively.
Allocated underwriting result
The underwriting result for Life and Health is increased by net investment income, related to both assets backing reserves and assets backing capital, allocated to this segment to determine allocated underwriting result. See Investments Results section below for further details on net investment income.
2022 compared to 2021
The allocated underwriting result increased $24 million, or 25%, year-over-year, driven by an increase in the underwriting result, which was partially offset by a decrease in net investment income.

Gross premiums written increased by $27 million, or 2%, and net premiums written increased by $22 million, or 1%. Premium growth during 2022 was impacted by changes in foreign exchange rates. At constant rates, net premiums written increased by 10% year-over-year, driven primarily by growth in longevity and long-term protection business, partially offset by a decrease in short-term protection business.
Losses and loss expenses decreased by $7 million, remaining relatively flat year-over-year, as comparatively lower COVID-19 losses and improvements in the longevity and GMDB business and favorable changes in foreign exchange rates were offset by unfavorable claims experience and non-recurring prior year recapture gains in the long-term protection and short-term protection business.
Acquisition costs increased 3% during the year in line with growth in the business.
Other income increased by $13 million, or 50%, driven primarily by growth in the financial reinsurance solutions business. Other expenses increased by $5 million, or 6%, due to a higher number of employees to support growth.
Allocated net investment income decreased $7 million, or 9%, as a lower average reserve balance during 2022 compared to 2021 led to a reduction in the allocated asset base and investment income.
2021 compared to 2020
The allocated underwriting result increased $27 million, or 39%, year-over-year, driven by an increase in the underwriting result and an increase in the allocated net investment income.
Gross and net premiums written increased by $148 million or 10%, and net premiums earned increased by $145 million, or 10%. These increases were primarily driven by growth in the Company's long-term protection business, partially offset by decreases in short-term protection business.
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

The components of the investment result for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars):

	2022	2021	2020
Net investment income (1)	$398	$376	$361
Net realized and unrealized investment (losses) gains	(1,969)	38	454
Interest in earnings of equity method investments	11	127	24
Total investment result	$(1,560)	$541	$839

(1)Includes amounts allocated to the Life and Health segment as presented in Results by Segment above.
Net Investment Income
Net investment income by asset type for the years ended December 31, 2022, 2021 and 2020 is included in Note 4(b) to the Consolidated Financial Statements in Item 18 of this report and is summarized below (in millions of U.S. dollars):

	2022	2021	2020
Fixed maturities, short-term investments and cash and cash equivalents	$328	$306	$302
Other invested assets	99	90	89
Equities	11	13	4
Funds held and other	11	18	17
Investment expenses	(51)	(51)	(51)
Net investment income	$398	$376	$361
Net investment income increased in 2022 compared to 2021 and in 2021 compared to 2020 driven by the impact of re-allocations to investment grade corporate bonds and higher reinvestment rates due to increases in worldwide risk-free rates. The increase in 2022 compared to 2021 also reflected an increase in credit spreads during 2022.
Net Realized and Unrealized Investment (Losses) Gains
The Company’s portfolio managers have an income and capital appreciation investment objective, achieved through a combination of optimizing current investment income and pursuing capital appreciation. To meet this objective, it is often desirable to buy and sell securities to take advantage of changing market conditions and to reposition the investment portfolios. It is the intention of the Company to make optimal decisions to avoid realizing losses due to interest rate fluctuation, while maintaining necessary flexibility to manage risk and take advantage of opportunities for future income enhancement. In addition, the Company recognizes changes in fair value for substantially all of its investments as changes in unrealized investment gains or losses in its Consolidated Statements of Operations. Realized and unrealized investment gains and losses are generally a function of multiple factors, with the most significant being prevailing interest rates, credit spreads and equity market conditions.
See Note 4(a) to the Consolidated Financial Statements in Item 18 of this report for details of realized investment gains and losses and changes in unrealized investment gains and losses by investment type. Investment results for the years ended December 31, 2022, 2021 and 2020 were significantly impacted by the volatility in the capital markets, although 2022 was impacted much more significantly than 2021 or 2020, with the Company reporting Net realized and unrealized investment gains or losses, included in net income or loss, as follows (in millions of U.S. dollars):

	2022	2021	2020
Net realized investment gains	$472	$201	$16
Change in net unrealized investment (losses) gains	(2,439)	(163)	444
Impairment loss on investments in real estate	(2)	—	(6)
Net realized and unrealized investment (losses) gains	$(1,969)	$38	$454
The net realized and unrealized investment losses of $1,969 million in 2022 were driven by net realized and unrealized investment losses of $1,806 million on fixed maturities and short term investments, as well as net realized and unrealized investment losses of $119 million on other invested assets, and net realized and unrealized investment losses on equities of $44 million. Substantially all losses on fixed maturities and short-term investments were unrealized and driven by increases in worldwide risk free rates, widening corporate credit and MBS spreads, and losses on real estate sector investments in the Company's Asia high yield portfolio. Losses on other invested assets primarily reflect mark-to-market losses on private equity funds. Losses on equities largely reflect mark-to-market losses on public equity funds. The net realized investment gains in 2022 were primarily driven by the partial sale of Exor public equity funds at the close of the acquisition of the Company by Covéa. This sale generated total consideration of $772 million, resulting in a realized gain of $450 million, the majority of which was included in unrealized gains in prior periods.

The $2 million impairment loss on investments in real estate was driven by a write-down in value of London-based real estate investments directly owned by the Company.
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
See also Notes 3 and 4(a) to the Consolidated Financial Statements in Item 18 for further details.
Interest in Earnings of Equity Method Investments
The interest in earnings of equity method investments for 2022 of $11 million primarily reflect mark-to-market gains on real estate funds. The interest in earnings of equity method investments in 2021 of $127 million primarily reflected unrealized gains in the value of real estate assets held by investees, as well as realized and unrealized gains on private equity funds and New York real estate fund. The interest in earnings of equity method investments in 2020 of $24 million primarily reflected gains on private equities, partially offset by a decrease in value of real estate held by investees.
Corporate and Other
The following are components of net income (in millions of U.S. dollars), excluding amounts that the Company includes in investment results or allocates to segments, in line with the way the Company manages its business, as described above.

	2022	2021	2020
Other expenses, net of other income, not allocated to the segments (1)	$(202)	$(207)	$(195)
Interest expense	(55)	(56)	(39)
Amortization of intangible assets	(9)	(9)	(10)
Net foreign exchange losses	(29)	(31)	(52)
Income tax (expense) benefit	(31)	(38)	13
Corporate and Other	$(326)	$(341)	$(283)

(1)The Company allocates certain other expenses that vary with business written to its operating segments. Refer to Underwriting Results section above for tables that include Other expense and Other income amounts allocated to each of the three segments.
Other Expenses
The Company's Other expenses are included in the underwriting result and in Corporate and Other, as described above. The Company’s total Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars, except ratios):

	2022	2021	2020
Other expenses	$415	$399	$356
Other expenses, as a % of total net premiums earned	5.7%	5.7%	5.4%
Other expenses of $415 million for 2022 increased by $16 million compared to 2021, though the expense ratio remained unchanged. The increase in other expenses was primarily driven by higher personnel costs due to additional full-time equivalent employees and a higher bonus accrual, and to a lesser extent, an increase in IT costs and travel and entertainment expenses. These increases were partially offset by decrease in other expenses and consulting and professional fees for accounting standard implementation projects.
Other expenses of $399 million for 2021 increased by $43 million compared to 2020 primarily due to higher personnel expenses, driven by an increase in variable compensation related accruals and additional full-time equivalent employees, partially offset by a decrease in consulting and professional fees for accounting standard implementation projects.
Interest Expense
Interest expense was $55 million in 2022, which was comparable to 2021.
Interest expense of $56 million in 2021 increased by $17 million compared to 2020. The increase was driven by the issuance of $500 million 4.50% Fixed-Rate Reset Junior Subordinated Notes due 2050 (2050 Notes) during the third quarter of 2020. The proceeds from the issuance of the 2050 Notes, together with the proceeds from the Series J preferred shares issuance during the first quarter of 2021, were used to fully redeem the Series G, H and I preferred shares during the second quarter of 2021. These transactions are described more fully in Section B—Liquidity and Capital Resources below. The additional interest expense for the year was more than offset by the decrease in preferred dividends for 2021 compared to 2020.
See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.
Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012, Aurigen in 2017 and Claim Analytics Inc. in 2018. The amortization expense for 2022 was comparable to 2021 and 2020. See Note 6 to the Consolidated Financial Statements in Item 18 for further details.
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
Net foreign exchange losses were $29 million for 2022 compared to losses of $31 million for 2021 and losses of $52 million for 2020. The losses in 2022 were driven by the strengthening of the U.S. dollar against the Euro and by the cost of hedging. The losses in 2021 were driven by the strengthening of the U.S. dollar against certain major currencies (primarily the Euro, British Pound and Swiss Franc), while losses in 2020 were mainly driven by the weakening of the U.S. dollar against almost all major currencies (primarily the Canadian dollar, British Pound and Swiss Franc) and the cost of hedging.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:
•the U.S. dollar ending exchange rate strengthened against all major currencies at December 31, 2022 compared to December 31, 2021.
•the U.S. dollar average exchange rate for the year strengthened against all major currencies in 2022 compared to 2021.
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
The Company’s income tax (expense) benefit and effective income tax rate for the years ended December 31, 2022, 2021 and 2020 were as follows (in millions of U.S. dollars, except ratios):

	2022	2021	2020
Income tax (expense) benefit	$(31)	$(38)	$13
Effective income tax rate	(3.0)%	5.0%	(5.4)%
Income tax (expense) benefit and the effective income tax rate during 2022, 2021 and 2020 were primarily driven by the geographic distribution of the Company’s pre-tax income and losses between its various jurisdictions. On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) was enacted in response to the COVID-19 pandemic. The Company did not make use of any direct support measures. It was only the Company’s U.S. subsidiaries that benefited from the CARES Act through the passage of modified tax loss carry-back rules that allow losses to be carried back to years with a higher tax rate. As a result, the Company’s U.S. subsidiaries realized a tax benefit of $35 million (or a reduction of 14.4 points on the effective tax rate) for the year ended December 31, 2020. For the full year 2022, the tax expense on a pre-tax loss was driven primarily by the establishment of a valuation allowance on unrealized losses in the U.S. See Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
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

The Company's total capital (defined as total of debt liabilities and preferred and common shareholders’ equity) at December 31, 2022 and 2021 was as follows (in millions of U.S. dollars, except percentages):

	December 31, 2022		December 31, 2021
Senior notes due 2026	$794	10%	$844	9%
Senior notes due 2029	497	6	497	5
Junior subordinated notes due 2050	495	6	494	5
Capital efficient notes due 2066	62	1	62	1
Total debt	$1,848	23%	$1,897	20%
Preferred shareholders’ equity, aggregate liquidation value	$200	2%	$200	2%
Common shareholder’s equity	6,088	75	7,344	78
Total shareholders' equity	$6,288	77%	$7,544	80%
Total capital	$8,136	100%	$9,441	100%
Total capital of $8.1 billion at December 31, 2022 was down 13.8% compared to December 31, 2021 primarily due to a decrease in common shareholder's equity and foreign exchange movements on Euro denominated debt, described as follows:
•Common shareholder's equity decreased 17.1% during 2022, driven by the comprehensive loss of $1,068 million for the year and by common and preferred share dividends totaling $188 million.
•The decrease in senior notes due 2026 is due to the foreign exchange impact of translating the Euro denominated debt into U.S. dollars, the Company's reporting currency.
Regular interest payments on debt, which are expected to be approximately $56 million per annum based on interest rates at December 31, 2022, include payments on Senior notes due 2026 of $10 million, Senior notes due 2029 of $19 million, Junior subordinated notes due 2050 of $23 million and CENts of $4 million. Other than the Senior notes due 2026, the Company has no other contractual debt repayment obligations during the next five years.
Dividend payments on the Series J Preferred Shares are non-cumulative and the shares will remain outstanding into perpetuity unless called by the Company, which is first permissible, without regulatory approval on March 15, 2026. The Company expects to pay dividends on these preferred shares of approximately $10 million per annum in the period during which they remain outstanding. The Company’s dividend policy is to declare and pay regular and special dividends on its common shares, with the regular dividends declared and paid for three quarters in the calendar year and the special dividend declared and paid annually.
On December 16, 2021, Exor signed a definitive agreement with Covéa, pursuant to which Covéa agreed to purchase all of PartnerRe Ltd.’s common shares held by Exor. On July 12, 2022, Covéa completed the acquisition of PartnerRe Ltd. from Exor Nederland N.V. The Company has not paid any dividends since July 12, 2022 and the Company will be revisiting its current dividend policy during 2023. The annual interest and common and preferred share dividend obligations are expected to be funded using net cash flows from operating activities.
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
See Notes 9, 10 and 11 to the Consolidated Financial Statements in Item 18 of this report, for a further discussion related to the Company's indebtedness, guarantees and shareholders' equity, and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2022. See also Consolidated Statements of Shareholders' Equity within the Consolidated Financial Statements in Item 18 of this report.

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
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2022 and 2021, the Company held cash and cash equivalents of $1,252 million and $661 million, respectively.
The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities, which includes cash flows related to underwriting operations and net investment income, was $1,468 million in 2022 compared to $1,233 million in 2021 and $1,125 million in 2020. The increase in 2022 compared to 2021 was primarily driven by increased cash flow from underwriting operations, as the comparative period included a premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021, partially offset by an increase in other operating cash outflows. The increase in 2021 compared to 2020 was primarily driven by increased cash flow from underwriting operations for the non-life business, due to decreases in payments for attritional losses arising from a mix of business change to more profitable lines and improved margins from prior underwriting years. This was partially offset by a premium paid for a loss portfolio transfer and adverse development cover (refer to Note 7(a) to the Consolidated Financial Statements in Item 18 of this report for further details) and a decrease in cash flow from underwriting operations for the life business due to an increase in losses paid.
Net cash used in investing activities was $665 million in 2022 compared to $2,329 million in 2021 and $633 million in 2020. The net cash used in investing activities in 2022 was primarily driven by net purchases of fixed maturities, short-term investments and other invested assets, offset by net sales of equities. The net cash used in investing activities in 2021 was primarily driven by net purchases of fixed maturities and other invested assets, partially offset by net sales and redemptions of short term investments. The net cash used in investing activities in 2020 was primarily driven by net purchases of fixed maturities, offset by net sales of short term investments and other invested assets.
Net cash used in financing activities was $195 million in 2022 and $573 million in 2021 compared to net cash provided by financing activities of $328 million in 2020. The net cash used in financing activities in 2022 was driven primarily by the payment of dividends to common and preferred shareholders. The net cash used in financing activities in 2021 was driven primarily by the redemption of the Company's Series G, H and I preferred shares and payment of common and preferred dividends, partially offset by the issuance of Series J preferred shares. The net cash provided by financing activities in 2020 was driven primarily by the issuance of junior subordinated notes, partially offset by the redemption of preferred shares and dividends paid to common and preferred shareholders.
In 2023, the Company expects to continue to generate positive operating cash flows, absent unknown events or catastrophic events or unanticipated factors that could result in negative operating cash flows in the future. Specifically, the Company expects cash flows from operating activities to continue to be sufficient to cover claims payments.

The Company’s ability to pay common and preferred shareholder dividends, interest payments on debt, and certain corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish, Singapore and Canadian laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory framework. On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa, under which Covéa would acquire PartnerRe’s common shares. Consummation of this transaction occurred on July 12, 2022. The Company has not paid any dividend since July 12, 2022, and the Company will be revisiting its current dividend policy during 2023. The reinsurance subsidiaries’ dividend restrictions at December 31, 2022 are described in Note 11 to the Consolidated Financial Statements in Item 18 of this report.
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
Historically, the Company, through its operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as variability in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available or liquidate a portion of its high quality and liquid investment portfolio. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents totaled $19 billion at December 31, 2022, of which $14 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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

(1)The Company's outlook from each rating agency in the table above is stable.
(2)Applies to Partner Reinsurance Company Ltd. and Partner Reinsurance Company of the U.S.
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

Leases and Other Operating Agreements
The Company leases office space under operating leases expiring in various years through 2038. At the lease commencement, the Company determines the classification of each lease as either a finance lease or an operating lease. The Company currently only has leases classified as operating. The Company has lease commitments of $4 million related to a lease that will not commence until 2023, with a contractual lease term of 8 years. As this lease has not yet commenced, the commitment is not included in the Consolidated Balance Sheet at December 31, 2022 but is included in the table below. Lease payments are expected to be funded using net cash flows from operating activities. The table below shows the Company's expected obligations under the operating lease agreements at December 31, 2022 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating leases	$91	$14	$27	$24	$26
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $28 million, which are expected to be funded using net cash flows from operating activities. The table below shows the expected obligations under the operating agreements at December 31, 2022 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Other operating agreements	$28	$17	$8	$2	$1

Investments
The Company’s total invested assets of $19,244 million and $20,453 million at December 31, 2022 and 2021, respectively, are comprised of total investments, cash and cash equivalents, and accrued interest. The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2022 and 2021 were as follows (in millions of U.S. dollars, except percentages):

	December 31, 2022		December 31, 2021
Fixed maturities	$13,022	72%	$14,071	72%
Short-term investments	523	4	205	1
Equities	930	5	1,752	9
Investments in real estate	58	—	68	—
Other invested assets	3,355	19	3,601	18
Total investments (1)	$17,888	100%	$19,697	100%

(1)In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $1,252 million and $661 million at December 31, 2022 and 2021, respectively, and accrued interest of $104 million and $95 million at December 31, 2022 and 2021, respectively.
The majority of the Company’s investments are carried at fair value with changes in fair value included in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. Refer to Investment Result above in the Operating results section and Notes 3, 4 and 5 to the Consolidated Financial Statements for further details of the composition of the investments and changes in unrealized gains or losses on investments. The total fixed maturities and short-term investments portfolio of $13,545 million at December 31, 2022 decreased compared to December 31, 2021 of $14,276 million, driven by mark-to-market losses as a result of the significant increase in risk-free rates and a widening of credit spreads, partially offset by the investment of positive operating cash flows.

The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2022 were as follows (in millions of U.S. dollars, except percentages):

			Credit Rating (1)
December 31, 2022	Amortized cost	Fair Value	AAA	AA	A	BBB	Below investment grade	Unrated
Fixed maturities
U.S. government and sponsored enterprises	$2,107	$1,798	$—	$1,798	$—	$—	$—	$—
U.S. states, territories and municipalities	59	59	1	9	—	—	—	49
Non-U.S. sovereign government, supranational and government related	1,834	1,655	1,040	373	225	17	—	—
Corporate	6,477	5,759	5	186	1,765	3,574	174	55
Asset-backed securities	28	28	—	—	12	—	16	—
Residential mortgage-backed securities	4,420	3,723	339	3,384	—	—	—	—
Fixed maturities	$14,925	$13,022	$1,385	$5,750	$2,002	$3,591	$190	$104
Short-term investments	536	523	43	306	132	27	7	8
Total fixed maturities and short-term investments	$15,461	$13,545	$1,428	$6,056	$2,134	$3,618	$197	$112
% of Total fixed maturities and short-term investments			10%	45%	16%	27%	1%	1%

(1)All references to credit rating reflect Standard & Poor’s (or estimated equivalent) ratings. Investment grade reflects a rating of BBB- or above.
At December 31, 2022, approximately 98% of the Company’s fixed maturity and short-term investments were publicly traded and approximately 98% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, average yield to maturity and expected average duration of the Company’s fixed maturities and short-term investments at December 31, 2022 and 2021 were as follows:

	December 31, 2022		December 31, 2021
Average credit quality	A+		AA-
Average yield to maturity	5.1%		2.7%
Expected average duration	3.5	years	4.0	years
The average credit quality of fixed maturities and short-term investments changed to A+ at December 31, 2022 from AA- at December 31, 2021, primarily due to an increased allocation to A and BBB rated corporate bonds in 2022 compared to 2021. The average yield to maturity on fixed maturities and short-term investments increased by 2.4% primarily due to the impact of re-allocations to investment grade corporate bonds and increases in worldwide risk-free interest rates in 2022. At December 31, 2022 and 2021, the expected average duration of fixed maturities and short-term investments was 3.5 years and 4.0 years, respectively, compared to the weighted average economic duration of reinsurance liabilities of approximately 1.9 years and 2.0 years at December 31, 2022 and 2021, respectively. The decrease in expected average duration of fixed maturities and short-term investments reflects an increased allocation to short-dated investments (less than 3 years) where the yield curve offered an attractive opportunity to reduce interest rate exposure on surplus.
Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2022 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2022	Cost	Fair Value
One year or less	$2,066	$1,938
More than one year through five years	5,839	5,318
More than five years through ten years	1,891	1,580
More than ten years	1,217	958
Subtotal	$11,013	$9,794
Mortgage/asset-backed securities	4,448	3,751
Total	$15,461	$13,545
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2022 were as follows (in millions of U.S. dollars, except percentages):

December 31, 2022	U.S.	Foreign	Total Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Financial services	$831	$826	$1,657	29%
Consumer cyclical	539	141	680	12
Real estate	485	52	537	9
Consumer non-cyclical	419	112	531	9
Industrial	387	124	511	9
Utilities	339	162	501	9
Communications	309	50	359	6
Energy	217	95	312	5
Technology	288	—	288	5
Insurance	121	79	200	4
Basic materials	95	86	181	3
Other	—	2	2	—
Total	$4,030	$1,729	$5,759	100%
% of Total	70%	30%	100%
At December 31, 2022, other than the U.S., no country accounted for more than 10% of the Company’s corporate bonds. At December 31, 2022, the ten largest issuers accounted for 11% of the corporate bonds held by the Company (3% of total investments and cash and cash equivalents) and no single issuer accounted for more than 2% of total corporate bonds (1% of total investments and cash and cash equivalents).
Within the finance sector, 97% of corporate bonds were rated investment grade and 50% were rated A- or better at December 31, 2022.

Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential MBS by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2022 were as follows (in millions of U.S. dollars, except percentages):

	Credit Rating (1)
December 31, 2022	GNMA (2)	GSEs (3)	AAA	AA	A	Below investment grade / Unrated	Fair Value
Asset-backed securities, non-U.S.	$—	$—	$—	$—	$12	$16	$28
Residential mortgage-backed securities
U.S.	$247	$3,134	$337	$—	$—	$—	$3,718
Non-U.S.	—	—	2	3	—	—	5
Residential mortgage-backed securities	$247	$3,134	$339	$3	$—	$—	$3,723
Total	$247	$3,134	$339	$3	$12	$16	$3,751
% of Total	7%	84%	9%	—%	—%	—%	100%

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
Residential MBS include U.S. residential MBS, which generally have a low risk of default. The main issuers of these securities are U.S. government agencies or GSEs, which set standards on the mortgages before accepting them into the program. Although these U.S. government backed securities do not carry a formal rating, they are generally considered to have a credit quality equivalent to or greater than AA+ corporate issues. They are considered prime mortgages and the major risk is uncertainty of the timing of prepayments.
Short-term Investments
Short-term investments include U.S. and non-U.S. government obligations and corporate bonds. Short-term investments were $523 million at December 31, 2022, up from $205 million at December 31, 2021, primarily due to an increased allocation to short-dated investments where the yield curve offered an attractive opportunity to reduce interest rate exposure on surplus. At December 31, 2022, 97% of short-term investments were rated BBB or higher by Standard & Poor’s (or estimated equivalent).
Equities
Investments in equities decreased to $930 million at December 31, 2022 from $1,752 million at December 31, 2021. The reduction was driven by the sale of a portion of the Company's ownership in Exor public equity funds at the close of the acquisition of the Company by Covéa. This sale generated total consideration of $772 million, resulting in a realized gain of $450 million, the majority of which was included in unrealized gains in prior periods. The decrease in equities was also driven, to a lesser extent, by unrealized losses on public equity funds during 2022. See also Notes 3, 4 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details for Equities.
Investments in Real Estate
Investments in real estate relate to the Company's London-based real estate investments and are valued at cost, less any write down for impairment when the changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. The carrying value of the investments in real estate at December 31, 2022 and December 31, 2021 was $58 million and $68 million, respectively The reduction in carrying value during 2022 was primarily driven by the change in the British Pound to U.S. dollar exchange rate, as investments in real estate are denominated in British pound, and to a lesser extent a $2 million impairment loss. See also Note 2(g) to the Consolidated Financial Statements in Item 18 of this report for further details.
Other Invested Assets
Other invested assets are comprised of investments in corporate loans, notes and loans receivable and notes securitization, real estate company investments, fund investments, derivative instruments accounted for at fair value and certain investments that are accounted for using the equity method of accounting. At December 31, 2022 and 2021, Other invested assets totaled $3,355 million and $3,601 million, respectively.
Other invested assets includes a portfolio of third-party, individually managed privately issued corporate loans carried at fair value of $1,303 million at December 31, 2022, which decreased from $1,392 million at December 31, 2021, driven primarily by net unrealized losses during 2022 and net sale activity. These corporate loans include $973 million and $1,032 million at December 31, 2022 and 2021, respectively, of U.S. bank loans under an externally managed mandate. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2022 was BB/BB- with the single largest issuer being 2.8% of the Company's individually managed corporate loan portfolio. The corporate loan portfolio also included $330 million and $360 million, respectively, of other privately issued corporate loans at December 31, 2022 and 2021.
The Company's largest single investment in Other invested assets is an investment in Almacantar of $492 million at December 31, 2022, which is recorded at fair value and decreased from $561 million at December 31, 2021, reflecting foreign exchange losses from the strengthening of the US dollar against the British pound in 2022.
Other invested assets also includes fund investments with a total carrying value of $1,308 million at December 31, 2022, which decreased from $1,359 million at December 31, 2021. The decrease in carrying value from December 31, 2021 to December 31, 2022 was primarily driven by net unrealized losses.
The Company's equity method investments are comprised primarily of passive investment interests focusing in the real estate sector and totaled $237 million and $284 million at December 31, 2022 and 2021, respectively.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e) to the Consolidated Financial Statements in Item 18 of this report for further details), with unfunded capital commitments. As of December 31, 2022, the Company expects to fund capital commitments totaling $447 million with $237 million, $132 million, $45 million, $20 million, and $13 million to be paid during 2023, 2024, 2025, 2026 and 2027, respectively. These obligations are expected to be funded using net cash flows from operating and investing activities.
See Notes 3, 4, 5, 15 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details.
Payables for securities purchased
Payables for securities purchased arise primarily due to timing differences between the trade date and the settlement date for securities purchased, and are expected to be paid in less than one year. At December 31, 2022, the Company had outstanding balances related to payables for securities purchased totaling $149 million, which are expected to be funded using net cash flows from investing activities.
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
At December 31, 2022 and 2021, the Company recorded $472 million and $562 million, respectively, of funds held assets, which declined in 2022 primarily as a result of a decrease in non-life funds held balances held by reinsured companies, related to regular transactional activity such as commissions and losses. The majority of the funds held assets relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g., LIBOR, SOFR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2022 and 2021 were as follows (in millions of U.S. dollars):

	December 31, 2022	December 31, 2021
P&C segment	$9,488	$8,747
Specialty segment	3,238	3,301
Gross non-life reserves	$12,726	$12,048
Ceded non-life reserves	(1,852)	(1,533)
Net non-life reserves	$10,874	$10,515
Both gross and net non-life reserves increased from December 31, 2021 to December 31, 2022 due to increases in casualty reserves from continued growth in this line of business and from the impact of the large catastrophic losses from Hurricane Ian, the ongoing conflict between Russia and Ukraine, the Natal Floods, the Australian Floods, and the French Hailstorms, and related losses under aggregate covers. The effects of foreign exchange rate changes contributed to decreases of $261 million and $210 million in non-life reserves during 2022 and 2021, respectively.
The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2022, 2021 and 2020 are presented and discussed further in Note 7(a) to the Consolidated Financial Statements in Item 18 of this report.
The net favorable loss development on prior accident years was $220 million for the year ended December 31, 2022, resulting from favorable loss emergence across both the P&C and Specialty segments. See Note 7(a) to the Consolidated Financial Statements in Item 18 for further details related to the 2022 net favorable loss development compared to favorable and unfavorable development in 2021 and 2020, respectively.
See also Note 7(c) to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2022 for total non-life and each of the P&C and Specialty segments.
The gross reserves reported by cedants (case reserves), those estimated by the Company, including additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR), and the total gross, ceded and net loss reserves recorded for the Company’s non-life operations were as follows at December 31, 2022 (in millions of U.S. dollars):

Segment	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$3,599	$54	$5,835	$9,488	$(1,508)	$7,980
Specialty	$1,512	$106	$1,620	$3,238	$(344)	$2,894
Total Non-life reserves	$5,111	$160	$7,455	$12,726	$(1,852)	$10,874
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2022. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net non-life reserves recorded by the Company and the range of actuarial estimates at December 31, 2022 were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$7,980	$9,027	$6,401
Specialty	$2,894	$3,085	$2,406
Total net Non-life reserves	$10,874
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $10,874 million of net non-life reserves at December 31, 2022, a portion of this is considered to have a long reporting tail, including the Company’s exposure to asbestos and environmental claims. See Note 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
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

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Total Non-life reserves	$12,726	$4,386	$4,112	$1,902	$2,326
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
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2022 was as follows (in millions of U.S. dollars):

	P&C	Specialty
A Priori Loss Ratio +5%	590	239
Loss Development Factors (up to 10 years) 6 months longer	662	384
Tail Loss Development Factors higher by 5% (1)	342	132

A Priori Loss Ratio -5%	(590)	(239)
Loss Development Factors (up to 10 years) 6 months faster	(360)	(182)
Tail Loss Development Factors lower by 5% (1)	(283)	(73)

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
The validity of all parameter assumptions used in the reserving process is reaffirmed annually as part of our deep dive process. Each portfolio is subject to a deep dive on an annual basis. The outcome of the deep dive is a selected loss ratio for each underwriting year within a reserving segment. Reaffirmation of the parameter assumptions means that the actuaries determine that the parameter assumptions continue to form a sound basis for projection of future liabilities. Parameter assumptions used in projecting future liabilities are themselves estimates based on historical information. As new information becomes available (e.g., additional losses reported), the Company’s actuaries determine whether a revised estimate of the parameter assumptions that reflects all available information is consistent with the previous parameter assumptions employed. In general, to the extent that the revised estimate of the parameter assumptions are within a close range of the original assumptions, the Company determines that the parameter assumptions employed continue to form an appropriate basis for projections and continue to use the original assumptions in its models. In this case, any differences could be attributed to the imprecise nature of the parameter estimation process. However, to the extent that the deviations between the two sets of estimates are not within a close range of the original assumptions, the Company reacts by adopting the revised assumptions as a basis for its reserve models. Notwithstanding the above, even where the Company has experienced no material deviations from its original assumptions during any quarter, the Company will generally review and appropriately revise the reserving parameter assumptions at least once a year to reflect all accumulated available information.
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
•historical levels of claim inflation can be projected into the future and typically will have no material effect on either the acceleration or deceleration of claim reporting and payment patterns. In periods of higher than normal inflation, incremental impacts of inflation are quantified and included through the annual deep drive process mentioned above;
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
During 2022, 2021 and 2020, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior years' reserve development for each segment for the years ended December 31, 2022, 2021 and 2020 is presented in Note 7 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2022 were as follows:
•P&C: The Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in the P&C segment as well as a reduction in ULAE. Favorable loss emergence was across multiple accident years, mainly driven by the European auto, casualty and catastrophe lines of business.
•Specialty: The Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in the Specialty segment and a reduction in ULAE. Favorable loss emergence was across multiple accident years, predominantly from the financial risks, engineering, marine and property lines of business, which was partially offset by adverse loss emergence in the aviation business.

Life and Health Reserves
Life and health reserves relate to the Company’s Life and Health segment, which predominantly includes:
•mortality and morbidity business, covering death, critical illness and disability risks (with various riders) written in Continental Europe, the U.K., the United States, Ireland, Canada and in Asia Pacific, and GMDB business primarily written in France, and
•longevity business, subdivided into standard annuities written in the U.K, the U.S. and Canada and non-standard annuities written in the U.K.
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
The Company’s gross and net reserves for the Life and Health segment at December 31, 2022 and 2021 were as follows (in millions of U.S. dollars):

	December 31, 2022	December 31, 2021
Case reserves	$519	$576
IBNR reserves	1,060	1,066
Reserves for future policy benefits	931	996
Total gross Life and Health reserves	$2,510	$2,638
Ceded reserves	(31)	(21)
Net Life and Health reserves	$2,479	$2,617
The decrease in the Life and Health reserves in 2022 was primarily due to foreign exchange movements, partially offset by overall growth of the business.
The expected payout timing of Life and Health reserves on an undiscounted basis are shown in the table below (in millions of U.S. dollars). The timing of actual loss payments related to Life and Health reserves is not contractual and may vary significantly from the Company's current estimate of the expected timing and amounts of loss payments based on many factors.

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Life and Health reserves	$3,046	$405	$369	$268	$2,004
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
An example of the sensitivity of the Company’s best estimate gross reserves for Life and Health contracts to reserving assumptions by product line at December 31, 2022 was as follows (in millions of U.S. dollars, except percentages):

Reserving lines	Factors	Change	Increase to total net Life and Health reserves
Longevity
Standard and non-standard annuities	Mortality improvements per annum	+1%	$362
Mortality
Long-term and TCI	Mortality	+10%	$776
GMDB	Stock market performance	-10%	$3
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
At December 31, 2022 and 2021, the Company recorded $1,960 million and $1,787 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $1,883 million and $1,554 million, respectively, represents reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. The increase in the reinsurance recoverable during 2022 was primarily due to ceded losses for large catastrophic and man-made events as discussed in the Results by Segment in Item 5.A above.

At December 31, 2022, the distribution of the Company’s reinsurance recoverable on paid and unpaid losses on total Non-life and Life and health reserves categorized by Standard & Poor’s rating of the reinsurer was as follows:

Rating Category	% of total reinsurance recoverable on unpaid losses
AA- or better	6%
A- to A+	13%
Less than A-	—%
Unrated	81%
Total	100%
At December 31, 2022, 19% of the Company’s reinsurance recoverable on total Non-life and Life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 30% at December 31, 2021. The remaining amounts included in Unrated were all collateralized as at December 31, 2022 and 2021. Refer to Note 8 to the Consolidated Financial Statements in Item 18 of this report for further details on collateralized reinsurance recoverables.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk in part due to its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar.
At December 31, 2022, the value of the U.S. dollar strengthened against all major currencies, compared to December 31, 2021, which resulted in a decrease in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies.
The currency translation adjustment account is a component of Accumulated other comprehensive income or loss in Shareholders’ equity. The reconciliation of the currency translation adjustment for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions of U.S. dollars):

	2022	2021	2020
Currency translation adjustment at beginning of year	$(23)	$(66)	$(60)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss	10	43	(6)
Currency translation adjustment at end of year	$(13)	$(23)	$(66)
The currency translation adjustment account increased by $10 million during the year ended December 31, 2022 compared to an increase of $43 million during the year ended December 31, 2021 and a decrease of $6 million during the year ended December 31, 2020, due to the translation of net assets of the Company’s subsidiaries and branches into U.S. dollars.
In addition, the Company has underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2022, 2021 and 2020.
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
Effects of Inflation
General economic inflation as well as social inflation have increased, and there is a risk of inflation remaining elevated for an extended period, which could further increase claims and claim expenses, impact the performance of our investment portfolio or have other adverse effects. The actual effects of the current and potential future increase in inflation on our results cannot be accurately known until, among other items, claims are ultimately settled. The onset, duration and severity of an inflationary period cannot be estimated with precision. We consider the anticipated effects of inflation on us in our loss reserves and on our investment portfolio. Our estimates of the potential effects of inflation are also considered in pricing and in estimating reserves for unpaid claims and claim expenses. The potential exists, after a large catastrophic loss, for the development of inflationary pressures in a local economy.
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
Non-life and Life and Health Reserves and Reinsurance Recoverable for Unpaid Losses
The Company’s Non-life and Life and health reserves and the related reinsurance recoverable for unpaid losses are significant accounting estimates. These estimates are continually reviewed with any required adjustments reflected in the periods in which they are determined, which may affect the Company’s results in future periods. See Liquidity and Capital Resources—Reserves and Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses above and Notes 2(b), 2(d), 7 and 8 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
Under proportional treaties, which represented 74% of the Company’s total gross premiums written for the year ended December 31, 2022, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 26% of the Company’s total gross premiums written for the year ended December 31, 2022, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.

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
The Company has estimated the future tax effects attributed to temporary differences and had a deferred tax asset at December 31, 2022 of $208 million, after a valuation allowance of $399 million. The most significant component of the deferred tax asset (after valuation allowance) related to tax loss carryforwards.
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
Valuation of Financial Instrument Assets
As more fully described in Note 2(g) and 3 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2022, the Company classified $929 million of investments as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 3 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, and other invested assets (including derivatives). See Notes 2(n) and 5 to the Consolidated Financial Statements in Item 18 of this report for further details on the Company’s use of derivative financial instruments.
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
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2022 or 2021.
Intangible assets represent the fair value adjustments related to renewal rights, customer relationships and U.S. licenses arising from the acquisitions referred to above, and life VOBA and insurance licenses acquired related to the Aurigen acquisition. Definite-lived intangible assets are amortized over their useful lives while indefinite-lived intangible assets are not subject to amortization. The carrying values of intangible assets are reviewed for indicators of impairment on an annual basis, or more frequently if events or changes in circumstances indicate that impairment may exist. Impairment is recognized if the carrying values of the intangible assets are not recoverable from their undiscounted cash flows and are measured as the difference between the carrying value and the fair value. Based upon the Company’s assessment, there was no impairment of its intangible assets of $90 million at December 31, 2022 or $99 million at December 31, 2021.
See Notes 2(j), 2(k) and 6 to the Consolidated Financial Statements in Item 18 of this report for further details.
New Accounting Pronouncements
See Note 2(s) to the Consolidated Financial Statements included in Item 18 of this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and executive officers of the Company as of March 21, 2023.

Name	Position with the Company	Date Appointed
Thierry Derez	Director, Chair of the Board, Member of the Investment Committee (1)	July 12, 2022
Brian Dowd	Director, Chair of Investment Committee, Member of Underwriting and Risk Committee, Member of the Audit Committee (2)	March 18, 2016
Mary Ann Brown	Director, Chair of the Audit Committee, Member of the Underwriting and Risk Committee (3)	September 1, 2018
Hermann Pohlchristoph	Director, Chair of the Underwriting and Risk Committee, Member of the Audit Committee (4)	February 4, 2021
Thierry Francq	Director, Member of the Underwriting and Risk Committee	July 12, 2022
Maud Petit	Director, Member of the Underwriting and Risk Committee, Member of the Investment Committee	July 12, 2022
Reuben Jeffery III	Director, Member of Audit Committee, Member of the Investment Committee, Member of the Underwriting and Risk Committee (5)	November 10, 2022
Sylvestre Frézal	Director, Member of the Underwriting and Risk Committee (6)	November 10, 2022
Jacques Bonneau	Director, President and CEO, PartnerRe Ltd.	July 28, 2020
Abina Kealy	Executive Vice President and CFO, PartnerRe Ltd. (7)	September 6, 2022
Scott Altstadt	Chief Underwriting Officer	July 1, 2016
Marc Archambault	CEO Life and Health	April 1, 2017
Philippe Meyenhofer	CEO Specialty Lines	April 1, 2019
James Beedle	CEO P&C APAC	April 1, 2019
Greg Haft	CEO Global Catastrophe	April 1, 2019
Jonathan Colello	CEO P&C Americas	July 1, 2019
Andrew Gibbs	Chief Operations Officer	October 14, 2019
Simon Clifford	CUO Life & Health	October 30, 2020
Christian Mitterer	CEO P&C EMEA	December 10, 2020
Andrew Hughes	CEO Third Party Capital	February 1, 2021
Tom Leone	Chief Investment Officer	February 18, 2021
Gerd Maxl	Chief Legal Counsel	February 18, 2021
Sima Ruparelia	Chief Actuarial & Risk Officer	June 27, 2022
Lisa Bolger	Chief People Officer (9)	July 1, 2022
Markus Frank	Chief Information Officer (10)	July 1, 2022

(1)Enrico Vellano and António Horta-Osório served as Directors for part of 2022 and each resigned effective July 12, 2022. Thierry Derez, Thierry Francq and Maud Petit were appointed as Directors on July 12, 2022.
(2)Brian Dowd was the Chairman of the Board and Audit Committee during a portion of 2022. Thierry Derez assumed the role of Chairman of the Board effective July 12, 2022. Mr. Dowd was appointed as Lead Independent Director on August 4, 2022.
(3)Mary Ann Brown was appointed the Chair of the Audit Committee on August 4, 2022.
(4)Herman Pohlchristoph was appointed the Chairman of the Underwriting and Risk Committee on August 4, 2022.
(5)Reuben Jeffery was appointed as a Director on November 10, 2022 and his appointment to the Audit Committee and Investment Committee is effective March, 21 2023, and his appointment to the Underwriting and Risk Committee will be effective on March 22, 2023.
(6)Sylvestre Frézal was appointed as a Director on November 10, 2022 and his appointment to the Underwriting and Risk Committee is effective March, 21 2023
(7)Nicolas Burnet was Executive Vice President and CFO, PartnerRe Ltd. during a portion of 2022 and Abina Kealy assumed the role of Executive Vice President and CFO, PartnerRe Ltd. effective September 6, 2022.
(8)Scott Altstadt, Group Non-Life CUO will retire on June 1, 2023 and will be succeeded by Sylvain Jarrier as the Group Non-Life CUO effective June 1, 2023. Sylvain Jarrier will also be a member of the Executive Leadership Team.
(9)Dorothée Burkel was Chief Corporate and People Operations Officer during a portion of 2022. Lisa Bolger assumed the role of Chief People Officer on July 1, 2022.

(10)Markus Frank was made a member of the Executive Leadership Team in July 2022.
Biographical information
•Thierry Derez, Director, Chair of the Board, Member of the Investment Committee
Thierry Derez is Chairman of the Board of PartnerRe and Chief Executive Officer of Covéa, the leading P&C insurance group in France. Mr. Derez was appointed Chairman of Covéa in 2001 and has served as Chairman and Chief Executive Officer of Covéa from 2008 to 2022, at which point the offices of Chairman of the Board and CEO were separated. Covéa brings together Assurances Mutuelles de France (AM), La Garantie Mutuelle des Fonctionnaires (GMF), MAAF Assurances and MMA. Prior to joining the AM-GMF Group in 1995, Mr. Derez was a practicing lawyer at the Paris Court of Appeals and is a former Secretary of the Conference of the French Bar Association.
•Brian Dowd, Director, Chair of the Investment Committee, Member of the Underwriting and Risk Committee and Member of the Audit Committee (Lead Independent Director)
Brian Dowd was formerly Vice Chairman of ACE Limited and a member of the ACE Group’s Office of the Chairman before his retirement in 2015. Mr. Dowd focused on underwriting-related matters including oversight of the Group’s product boards, the general underwriting disciplines of the company’s profit centers, outward reinsurance placements and run-off operations, as well as special strategic projects. Mr. Dowd previously held relevant positions at ACE from 1997 until his appointment as Chairman of ACE’s Insurance – North America business segment in 2006. He held the role of Vice Chairman, ACE Limited from 2009. Prior to 1997, Mr. Dowd held underwriting positions of increasing responsibility at Arkwright Mutual Insurance Company over a seven-year period. He is Chairman of the Board for ABR Reinsurance Ltd. Mr. Dowd holds a Bachelor of Science in Finance from Northern Illinois University as well as the Chartered Property Casualty Underwriter (CPCU) professional designation.
•Mary Ann Brown, Director, Chair of the Audit Committee and Member of the Underwriting and Risk Committee (Independent)
Mary Ann Brown was Chair of Pacific Life Re and has held multiple roles at Pacific Life before her retirement in 2017. As Chair of Pacific Life Re Ltd., Ms. Brown directed strategy and growth of the global reinsurance division. Prior to joining Pacific Life, Ms. Brown held multiple executive roles at MetLife, Swiss Re and New York Life. She holds a Bachelors and Masters of Arts in Education from Emory University, USA as well as a Masters of Actuarial Science from Georgia State University.
•Hermann Pohlchristoph, Director, Chair of the Underwriting and Risk Committee and Member of the Audit Committee (Independent)
Hermann Pohlchristoph has held multiple executive roles, most recently at Munich Re as a Member of the Board of Management from 2017 to 2020 and as CFO Reinsurance, Munich Re from 2006 to 2017. Prior to that, he served as Head of Financial Reporting and Accounting, Munich Re for two years. He obtained a degree in business administration at the Universities Bayreuth and Mainz, Germany.
•Thierry Francq, Director, Member of the Underwriting and Risk Committee
Thierry Francq is Group General Manager for Transformation and International Activities at Covéa. Mr. Francq joined Covéa in 2018 as Chief of Staff to the Chairman and Chief Executive Officer, Thierry Derez, before being appointed General Manager Strategy and Transformation in December 2019 and then Group General Manager for Transformation and International Activities in 2020. Mr. Francq spent the majority of his career at the French Treasury, where he held a number of positions including Deputy Director of the Insurance department from 2000 to 2002 and Head of the Financial Sector Division from 2004 to early 2009. Between 2009 and 2012, he served as Secretary General of the French Financial Markets Supervisory Authority (AMF) before being appointed Advisor to the Director General of the French Treasury at the end of 2012. In October 2013, Mr. Francq became Deputy Commissioner General for Investment for the French Prime Minister. Inspector-General at National Institute of Statistics and Economic Studies (INSEE), he also holds directorships at DEXIA SA and DEXIA CREDIT LOCAL. Mr. Francq is a graduate of the École Polytechnique and ENSAE.
•Maud Petit, Director, Member of the Underwriting and Risk Committee, Member of the Investment Committee
Maud Petit is Chief Financial Officer of Covéa. With over 25 years of experience in the re/insurance industry, Ms. Petit was named Chief Financial Officer of Covéa in 2018. Prior to joining Covéa in 2008 as Combined Accounts Manager, Ms. Petit held various positions with PwC and as Head of Insurance with the French Accounting Standards Authority. Ms. Petit holds a Master’s in Management Sciences and Accounting.

•Reuben Jeffery III, Director, Member of the Audit Committee, Member of the Investment Committee, Member of the Underwriting and Risk Committee
Reuben Jeffery is the former President and Chief Executive Officer of Rockefeller & Co. He served as Under Secretary of State for Economic, Energy and Agricultural Affairs and as Chairman of the Commodity Futures Trading Commission during the George W. Bush administration. Previously, Mr. Jeffery was at Goldman, Sachs & Co. where he was Managing Director and head of the European Financial Institutions Group. He began his career as a lawyer at Davis, Polk and Wardwell. He received a B.A. from Yale University and an M.B.A. and J.D. from Stanford University.
•Sylvestre Frézal, Director, Member of the Underwriting and Risk Committee
Sylvestre Frézal is Deputy CEO & General Secretary of Covéa. He joined Covéa in 2018, working on strategic projects and launching a B2B2C digital broker. Before joining Covéa, he worked as an insurance supervisor, was Dean of undergraduate studies at Sciences Po Paris and occupied senior positions at Generali France. Mr. Frezal has published several books on risk and modelling, as well as articles in professional and academic reviews, including the North American Actuarial Journal, the Journal of Business Ethics and the International Journal of Industrial Organization. He holds a PhD, is a qualified actuary (board member of the Institut des Actuaires) and graduated from Ecole polytechnique and ENSAE.
•Jacques Bonneau, Director, President and CEO, PartnerRe Ltd., Member of the Underwriting and Risk Committee and Member of the Investment Committee
Jacques Bonneau is a member of PartnerRe’s Executive Leadership Team and is responsible for the strategic direction and management of the Company. Mr. Bonneau has over 41 years of professional experience in the re/insurance industry. Prior to becoming CEO and President of PartnerRe Ltd. in July 2020, he served as an independent director of the Company's Board of Directors and a member of the Audit Committee. He has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2015 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA from 1999 to 2005. He holds a Bachelor’s degree of Commerce from Carleton University, Ontario as well as a Masters of Business Administration from Queen’s University, Ontario.
•Abina Kealy, Executive Vice President and CFO, PartnerRe Ltd.
Abina Kealy is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s finance functions. Since joining PartnerRe in 2009, Ms. Kealy has held a number of senior finance roles most recently Group Chief Accounting Officer and Head of External Reporting. Prior to that she was CFO of Europe & APAC and Controller for the P&C BU and Head of Group Planning within the Financial Planning & Analysis team. Prior to joining PartnerRe, Ms. Kealy was an audit manager in the Insurance practice of PricewaterhouseCoopers Dublin. Ms. Kealy is a Fellow of the Institute of Chartered Accountants in Ireland and holds a Bachelor’s degree in Commerce from University College Cork.
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
•Andrew Hughes, CEO Third Party Capital
Andrew Hughes is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's third party capital business initiatives. Prior to joining the Company, Mr. Hughes worked at Hiscox ILS, where he held various roles between 2015 and 2020, most recently as Managing Principal where he was responsible for strategy and operations of the ILS platform. Prior to that, he was counsel at QIC Limited, an Australian diversified alternatives asset manager, and various international law firms. Mr. Hughes is a triple qualified attorney (England & Wales; Queensland, Australia; Bermuda) with a background in insurance linked securities, alternative asset management, banking securitization and structured finance. Mr. Hughes holds a B.A. in Law and Information from the University of Exeter, England.
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
•Sima Ruparelia, Chief Actuarial & Risk Officer
Sima Ruparelia is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Risk & Capital, Life and Non-life Reserving and Pricing functions. Prior to joining PartnerRe in 2022, Ms. Ruparelia held the role of Chief Actuary and Portfolio Manager for UK, Europe, Global Specialty and Talbot for AIG, from 2016 to 2021. Prior to that, she served as Group Actuary for Catlin and as UK Chief Actuary for XL Catlin, and held actuarial positions at Ernst and Young, Equitas and Pinnacle Insurance. She currently serves as the Chair of the Racial Justice Working Group of the ISC. Ms. Ruparelia is a fellow of the Institute and Faculty of Actuaries. She earned her Bachelor’s degree in mathematics from Loughborough University.
•Lisa Bolger, Chief People Officer
Lisa Bolger is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s HR, Corporate Communications, Culture and Leadership functions. Ms. Bolger has been with the Company for over 17 years and has held many senior leadership roles in Finance, HR and in the Office of the CEO, most notably: Deputy Head Financial Planning and Analysis 2009-2013; CFO PartnerRe Europe 2013-2017, Global Financial Operations Director 2017-2018, and HR Operations Director 2018-2021. Ms. Bolger joined PartnerRe in 2004 from ESG Re and prior to that worked for KPMG. Ms. Bolger is a Fellow of the Chartered Accountants in Ireland and has a MSc in Business and Personal Coaching from University College Cork, Ireland.
•Markus Frank, Chief Information Officer
Markus Frank is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Information Technology and Facilities Management functions. Mr. Frank joined PartnerRe in 2003 as Senior Project Manager and was appointed Head Global Business Operations Support (Business Analysis, Project Management and Application Management) in 2005, becoming the Head Global Operations Office in 2010. He was appointed to the position Head Non-Life Technical Accounting and Claims in 2013 and assumed responsibility for the Company’s facility management. In 2017 Mr. Frank was named Group Chief Information Officer. Prior to joining PartnerRe Mr. Frank spent seven years at Accenture as consultant for IT and process projects in the (re)insurance industry. He began his career at Frankona Re. He has over 25 years of industry experience and holds a Master’s degree in Mathematical Economics from the University of Augsburg, Germany, and a PhD in Applied Mathematics from the University of St. Gallen, Switzerland.
The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.

B. Compensation
Executive Compensation
Executive compensation is comprised of salary, annual incentives, long-term incentive and other benefits. The long-term incentive (LTI) program consists of awards in the form of deferred cash, restricted share units and performance share units issued to certain executives. Beginning in 2017 and until 2020, the Company granted restricted Class B shares to certain executives as part of their LTI. In 2021, the Company ceased new grants of Class B shares and designated a new class of voting Class C shares and the adoption of a related restricted share unit plan, which provides for the award of restricted share units and performance share units (collectively referred to as RSUs) to certain executives of the Company. Upon vesting, the RSUs convert into Class C Shares. RSUs are eligible for imputed dividends which are subject to the same forfeiture provisions as the related RSUs.
In July 2022, Covéa completed the acquisition of PartnerRe Ltd. from Exor. Upon the change of control, all Class B shares, Class C shares and RSUs vested and were repurchased by the Company, with the exception of Class C shares and RSUs issued in 2022. The repurchase price for all Class B shares, Class C shares and RSUs was based on a valuation utilizing the Covéa acquisition purchase price per share of the Company.
For the year ended December 31, 2022, the Company recorded compensation expense of $26 million paid or payable to executives as a form of cash compensation. In addition, for the year ended December 31, 2022, certain executives were granted RSUs. The Company recorded compensation expense of $28 million related to Class B and C shares and RSUs held by certain executives, which included the impact of accelerated vesting of Class B and C shares and RSUs due to the change of control.
The compensation expense for the RSUs outstanding following the change of control is recognized at fair value and expensed over the period for which the executives are required to provide services in exchange for the award, up to three years from the date of grant. See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership and Item 10.D regarding restrictions on share transfers.
Director Compensation
The Company paid approximately $2 million in cash as compensation to non-executive directors of the Company for their services as directors in 2022. For the year ended December 31, 2022, certain non-executive directors of the Company were issued Class C shares and the Company recorded compensation expense of less than $1 million related to these shares. Executive directors do not receive any compensation for their services as directors. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership related to the Class B shares and Item 10.D regarding restrictions on share transfers.
C. Board Practices
The Board currently consists of nine directors (see Item 6.A above for details). The current Board have been elected to serve until the next Annual General Meeting of the Company or until their respective successors are appointed. As provided in our Bye-Laws, the number of Directors shall be such number not less than three as the Company by resolution of the shareholders entitled to vote may, from time to time, determine (see also Item 10.B for the details of the Company's Bye-laws).
There are no service contracts between the Company and any of the Company’s directors providing for benefits upon termination of their employment or service.
Audit Committee
The Board has established an Audit Committee comprised of Ms. Brown (Chair), Mr. Dowd, Mr. Pohlchristoph and Mr. Jeffery who are independent in accordance with the definition of the applicable NYSE and SEC Rules. Ms. Brown is designated as the Audit Committee financial expert as noted in Item 16A of this report.
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
Underwriting and Risk Committee
The Board, in 2019, established an Underwriting and Risk Committee. The URC is comprised of Mr. Pohlchristoph (Chair), Mr. Bonneau, Mr. Dowd, Ms. Brown, Mr. Francq, Ms. Petit, Mr. Jeffrey and Mr. Frézal.
The purpose of the URC, as per its charter, is to review the Company's (i) policies, guidelines and processes relating to the underwriting of reinsurance risks and assumption of investment risks and (ii) Enterprise Risk Management Framework. The URC meets regularly with management.
Investment Committee
The Board, in November 2020, established an Investment Committee. The Investment Committee is comprised of Mr. Dowd (Chair), Mr. Bonneau, Mr. Derez, Ms. Petit and Mr. Jeffery.
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
D. Employees
The Company had 1,158 employees at December 31, 2022. The following table shows the breakdown of the number of employees by geographic location as of December 31, 2022, 2021 and 2020:

Geographic location	December 31, 2022	December 31, 2021	December 31, 2020
Asia, Australia and New Zealand	101	92	77
Europe	622	589	580
Latin America, Caribbean and Africa	3	3	5
North America	432	425	416
Total	1,158	1,109	1,078
In addition to the above, the Company employed an average of 42 temporary employees during 2022.
The increase in the number of employees in 2022 compared to 2021 and 2020 was primarily driven by growth in the Life and Health segment and additional employees as a result of the Covéa integration.
E. Share ownership
As more fully described in section B. Compensation above, and in Note 13 to the Consolidated Financial Statements in Item 18 of this report, the Company has designated, granted and issued Class C shares and RSUs to certain executives and directors of the Company.
As of March 21, 2023:
•100,000,000 Class A common shares are held by Covéa Coopérations S.A.
•11,772 Class C shares and 396,637 RSUs are held by certain executive officers and directors of the Company. This includes RSUs granted in March 2023 at their target levels for personal and Company performance.
The RSUs do not entitle the holder to any voting rights of the Company. Except as otherwise required by law or the Restricted Share Unit Plan, or any sub-plan or addendum thereto, holders of Class C shares have the same voting rights as the holders of Class A common shares. Class C shares issued and outstanding and RSUs cumulatively represent less than 1% of the beneficial ownership and voting rights of the Company as of March 21, 2023.

F. Action to recover erroneously awarded compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As more fully described in Note 1 to the Consolidated Financial Statements in Item 18 of this report, 100% of the Company's Class A shares are owned by Covéa Coopérations S.A.
On December 16, 2021, Exor Nederland N.V. signed a definitive agreement with Covéa Coopérations S.A., pursuant to which Covéa Coopérations S.A. agreed to purchase all of the common shares of PartnerRe held by Exor. Preferred shares issued by PartnerRe Ltd. were not included in the transaction. Consummation of this transaction occurred on July 12, 2022.
B. Related Party Transactions
As at December 31, 2022, Covéa Coopérations S.A. held 100% of the Class A shares and more than 99% of the total voting shares (Class A and Class C) of the Company and therefore has the power to make decisions that impact the Company. As at December 31, 2021 and prior to the acquisition of the Company's common shares by Covéa, Exor was a related party to PartnerRe.
The Company has entered into certain related party transactions as disclosed in Notes 8 and 17 to the Consolidated Financial Statements in Item 18 of this report.
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
A. Offer and Listing Details
PartnerRe Ltd.'s common shares are not listed. PartnerRe Ltd.'s preferred shares are listed on the NYSE under the symbol PRE-J. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The Company’s amended Bye-Laws were adopted on July 12, 2022, and have been incorporated by reference as Exhibit 1.2 to this Annual Report.
Corporate Registration and Objectives
PartnerRe Ltd. is incorporated under the laws of Bermuda. The Company is registered at the Bermuda Registrar of Companies under registration number 18620. The objects and powers of the Company are set forth in the Memorandum of Association of the Company.
Board of Directors
The Companies Act authorizes the directors of a company, subject to its bye-laws, to exercise all powers of the company except those that are required by the Companies Act or its bye-laws to be exercised by the shareholders. The Company's Bye-Laws provide that its business is to be generally managed and conducted by the Board and that the Board shall be such number not less than three as the Company by resolution of the shareholders entitled to vote may, from time to time, determine. The Directors shall be elected or appointed at the Annual General Meeting, at any Special General Meeting called for that purpose or by resolution of the shareholders entitled to vote. Directors shall hold office for such term as the Shareholders may determine or, in the absence of such determination, until the next Annual General Meeting or until their successors are elected or appointed or their office is otherwise vacated.
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

Under the Company’s Bye-laws, the amount, if any, of Directors’ fees and any additional remuneration shall from time to time be determined by the Majority Common Shareholder. In addition to its powers granted under Bye-Law 27, the Board for and on behalf of the Company may provide benefits, whether by the payment of gratuities or pensions or otherwise, for any person including any Director or former Director who has held any executive office or employment with the Company or with any body corporate which is or has been a subsidiary or Affiliate of the Company or a predecessor in the business of the Company or of any such subsidiary or Affiliate, and to any member of his family or any person who is or was dependent on him, and may contribute to any fund and pay premiums for the purchase or provision of any such gratuity, pension or other benefit, or for the insurance of any such person.
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
Subject to the general provisions of Bermuda law, the Board may, at its discretion and without the sanction of a resolution of the shareholders entitled to vote, authorize the acquisition by the Company of its own Shares, of any class, at any price (whether at par or above or below par). Under Bermuda law, the Company must pay for such share purchases out of capital paid-up for these shares, out of funds that would otherwise be available for a dividend or distribution or out of proceeds of the issue of additional shares for the purpose of the purchase. However, to the extent that any premium over the par value is payable on the purchase, the premium must be provided out of funds that would otherwise be available for a dividend or distribution or out of the Company's share premium account.
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
If the Company shall be wound up, the liquidator may, with the sanction of a resolution of the Company of the shareholders entitled to vote and any other sanction required by the Companies Act, divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purposes set such values as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different classes of Shareholders. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trust for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Shareholder shall be compelled to accept any Shares or other assets upon which there is any liability.
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
Except in the case of the removal of auditors or Directors, anything which may be done by resolution of the Shareholders in general meeting or by resolution of any class of Shareholders in a separate general meeting may be done by resolution in writing. Any such resolution of the shareholders entitled to vote shall be signed by such number of Shareholders (or the holders of such class of Shares) as would be required if the resolution of the shareholders entitled to vote had been voted on at a meeting of Shareholders or, all the Shareholders, or such other majority of the Shareholders as may be provided by the Bye-Laws. Such resolution in writing may be signed by the Shareholder or its proxy, or in the case of a Shareholder that is a corporation (whether or not a company within the meaning of the Companies Act) by its representative on behalf of such Shareholder, in as many counterparts as may be necessary.
Under our Bye-Laws should any person (other than Covéa Coopérations S.A.) be a Ten Percent Shareholder, notwithstanding any provision to the contrary in these Bye-Laws, the votes conferred by the Controlled Shares of such person are hereby reduced (and shall be automatically reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder. Notwithstanding the foregoing, the Board may waive the restrictions in its discretion and on a case by case basis.
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
Changes in Capital
Subject to the Companies Act, Bye-Laws and Amended Memorandum of Association, the Company may from time to time by resolution of the shareholders entitled to vote authorize the reduction of its issued share capital or any share premium account.
C. Material Contracts
Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for information on the Company's preferred shares issued during 2021. Refer to Note 9 to the Consolidated Financial Statements in Item 18 of this report for information on the Company's debt issuance during 2020.
D. Exchange Controls
Securities may be offered or sold in Bermuda only in compliance with the provisions of the Companies Act, Investment Business Act 2003, Investment Funds Act 2006, and the Exchange Control Act 1972 and related regulations, each as amended, which regulate the sale of securities in Bermuda. In particular, specific permission is required from the BMA, pursuant to the provisions of the Exchange Change Control Act 1972 and related regulations (Exchange Control Act), for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA, in its Notice to the Public dated June 1, 2005, (Notice) provides that where any equity securities of a Bermuda company are listed on an appointed stock exchange (the NYSE is deemed to be an appointed stock exchange under Bermuda law), general permission is given for the issue and subsequent transfer of any equity securities of such company from and/or to a non-resident of Bermuda, for as long as any equity securities of the company remain so listed. Our common shares are not listed on the NYSE, and accordingly, the general permission will not apply to them.
In addition, the BMA, in its Notice provides in the case of a Bermuda company which does not have equity securities listed on an appointed stock exchange, or whose equity securities become delisted from such an exchange, general permission is given for the issue and subsequent transfer of any securities, other than equity securities, from and/or to non-residents.
Under the Insurance Act, where the shares of the insurer or the shares of its parent company are not traded on any stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he has served on the BMA a notice in writing that he intends to become a controller of the insurer and (b) either the BMA has, before the end of the period of 45 days beginning with the date of service of that notice, notified him in writing that there is no objection to his becoming such a controller of the insurer or that period has elapsed without the BMA having served him with a written notice of objection to his becoming such as controller of the insurer. Likewise, no person who is a shareholder controller shall reduce or dispose of his holding in the insurer where the proportion of the voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50% as the case may be unless that shareholder controller has served on the BMA a notice in writing stating that he intends to reduce or dispose of such holdings. As described herein, our Bye-Laws contain restrictions on the transfer of shares that generally would have the effect of prohibiting any shareholder, other than Covéa Coopérations S.A., from owning 10% or more of our common shares.
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
E. Taxation
PartnerRe Ltd., PartnerRe Bermuda and PRISBe are not subject to income or profits tax, withholding tax, capital gains tax or capital transfer tax in Bermuda. See Business Overview—Taxation of the Company and its Subsidiaries in Item 4.B for further details.
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
J. Annual Report to Security Holders
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
At December 31, 2022 and 2021, the Company held approximately $3,751 million and $4,221 million, respectively, of mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. For further details on the increase in mortgage-backed securities, refer to Liquidity and Capital Resources—Investments in Item 5.
At December 31, 2022 and 2021, the fair value of investments exposed to interest rate risk was $16,331 million and $16,214 million, respectively.

At December 31, 2022 and 2021, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$17,483	7%	$16,901	3%	$16,331	$15,771	(3)%	$15,224	(7)%
Total invested assets (2)	$20,396	6%	$19,814	3%	$19,244	$18,685	(3)%	$18,137	(6)%
Shareholders’ equity	$7,441	18%	$6,859	9%	$6,288	$5,729	(9)%	$5,181	(18)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2021	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$17,346	7%	$16,820	4%	$16,214	$15,529	(4)%	$14,765	(9)%
Total invested assets (2)	$21,584	6%	$21,058	3%	$20,453	$19,768	(3)%	$19,003	(7)%
Shareholders’ equity	$8,676	15%	$8,150	8%	$7,544	$6,859	(9)%	$6,095	(19)%

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
The impacts of an immediate change in interest rates on the fair value of investments exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity, as a percentage of total invested assets and shareholders’ equity, at December 31, 2022 is generally consistent the impacts at December 31, 2021, due to the offsetting impact of a decrease in duration and an increase in convexity.
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
At December 31, 2022 and 2021, the fair value of investments exposed to credit spread risk was $12,010 million and $11,708 million, respectively. This represents a portion of investments exposed to interest rate risk as discussed above as it excludes certain government securities that are not considered to be sensitive to credit spread risk.

At December 31, 2022 and 2021, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to credit spread risk, total invested assets and shareholders’ equity as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$12,994	8%	$12,495	4%	$12,010	$11,538	(4)%	$11,079	(8)%
Total invested assets (2)	$20,228	5%	$19,729	3%	$19,244	$18,772	(2)%	$18,313	(5)%
Shareholders’ equity	$7,272	16%	$6,774	8%	$6,288	$5,816	(8)%	$5,358	(15)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2021	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$12,805	9%	$12,247	5%	$11,708	$11,190	(4)%	$10,692	(9)%
Total invested assets (2)	$21,550	5%	$20,991	3%	$20,453	$19,935	(3)%	$19,437	(5)%
Shareholders’ equity	$8,641	15%	$8,082	7%	$7,544	$7,026	(7)%	$6,528	(13)%

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
The impacts of an immediate change in credit spreads on the fair value of investments exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity, as a percentage of each respective balance at December 31, 2022 is generally consistent with the impacts at December 31, 2021.
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

The Company’s gross and net exposures in its Consolidated Balance Sheets at December 31, 2022 and 2021 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage these exposures, were as follows (in millions of U.S. dollars):

December 31, 2022	CAD	CHF	Euro	GBP	JPY (1)	AUD	Other	Total (2)
Total assets	$1,640	$25	$2,071	$1,135	$133	$395	$569	$5,968
Total liabilities	(483)	(127)	(3,689)	(1,235)	(241)	(478)	(1,040)	(7,293)
Total gross foreign currency exposure	$1,157	$(102)	$(1,618)	$(100)	$(108)	$(83)	$(471)	$(1,325)
Total derivative amount	(1,183)	—	1,535	87	—	73	62	574
Net foreign currency exposure	$(26)	$(102)	$(83)	$(13)	$(108)	$(10)	$(409)	$(751)

December 31, 2021	CAD	CHF	Euro	GBP	JPY (1)	AUD	Other	Total (2)
Total assets	$1,648	$26	$2,256	$1,520	$120	$470	$646	$6,686
Total liabilities	(485)	(208)	(3,905)	(1,545)	(254)	(446)	(1,117)	(7,960)
Total gross foreign currency exposure	$1,163	$(182)	$(1,649)	$(25)	$(134)	$24	$(471)	$(1,274)
Total derivative amount	(1,113)	—	1,634	—	124	—	204	849
Net foreign currency exposure	$50	$(182)	$(15)	$(25)	$(10)	$24	$(267)	$(425)

(1)The JPY exposure as at December 31, 2022 and 2021 excludes reinsurance assets of approximately $11 million and $23 million, respectively, denominated in U.S. dollars for which the underlying value is linked to JPY.
(2)As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from the above tables. The U.S. dollar accounts for the difference between the Company’s total foreign currency exposure and the total assets and total liabilities in the Consolidated Balance Sheets at December 31, 2022 and 2021.
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
At December 31, 2022, the Company’s most significant net foreign currency exposure was to the Japanese yen and at December 31, 2021 the Company’s most significant net foreign currency exposure was to the Swiss franc. These net exposures reflect the unhedged net foreign currency exposure to certain liability balances denominated in Japanese yen and Swiss franc, respectively.
At December 31, 2022, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $75 million and $150 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
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
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities and, to a lesser extent, through its corporate loan portfolio within Other invested assets. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2022 and 2021, approximately 55% and 60%, respectively, of the Company’s fixed maturity portfolio was rated AA (or equivalent rating) or better. At December 31, 2022 and 2021, approximately 71% and 73%, respectively, of the Company’s fixed maturity and short-term investments were rated A or better and 2% and 3%, respectively, were rated below investment grade or not rated.
The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2022 and 2021, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio was not exposed to any significant credit concentration risk on its investments. At

December 31, 2022 and 2021, the single largest corporate issuer accounted for less than 2%, and the top 10 corporate issuers accounted for less than 12% and 13%, respectively, of the Company’s total corporate fixed maturity securities. Refer to Liquidity and Capital Resources—Investments in Item 5 for further details of the Company's corporate loan portfolio.
The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
The Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or institutions. These contracts are generally of short duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2022 and 2021, the Company’s net notional exposure of foreign exchange forward contracts was $4,278 million and $3,092 million, respectively, while the net fair value of those contracts was a $4 million liability position at December 31, 2022 and a $2 million asset position at December 31, 2021. See Note 5 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
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
The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Note 18 to the Consolidated Financial Statements in Item 18 of this report of this report for information related to two brokers that accounted for 56% and 52%, respectively, of the Company’s gross premiums written for the years ended December 31, 2022 and 2021.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2022 and 2021 were $3,343 million and $3,063 million, respectively, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable at December 31, 2022 and 2021 was $12 million and $10 million, respectively.

The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2022 and 2021, the balance of reinsurance recoverable on paid and unpaid losses was $1,960 million and $1,787 million respectively, and includes $1,883 million and $1,554 million, respectively, of reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. At December 31, 2022 and 2021, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million. At December 31, 2022 and 2021, 19% and 30%, respectively, of the Company's reinsurance recoverable on unpaid losses were due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 81% and 70%, respectively, was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 and Note 8 to the Consolidated Financial Statements in Item 18 of this report for further details of the Company’s reinsurance recoverable on unpaid losses.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2022 compared to December 31, 2021.
Public Equity Price Risk
The Company invests a portion of its capital funds in public equity securities and funds. At December 31, 2022 and 2021, the fair market value of these securities was $719 million and $1,592 million, respectively, excluding funds holding fixed income securities of $211 million and $160 million at December 31, 2022 and 2021, respectively. These equity investments are primarily open-ended investment funds and are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. At December 31, 2022, the Company estimates that a 10% and 20% movement in the relevant index would result in a change in the fair value of the Company’s public equity portfolio, total invested assets and shareholders’ equity by $61 million and $121 million, respectively and $154 million and $308 million, respectively at December 31, 2021. These changes do not take into account any potential mitigating impact from the fixed maturity securities or taxes.
Real Estate Price Risk
The Company invests a portion of its capital funds in real estate assets either through direct investment or through investments in entities that hold underlying real estate assets as follows:
•Investments in real estate with a carrying value of $58 million and $68 million at December 31, 2022 and 2021, respectively, recorded in the Consolidated Balance Sheets
•Investment in Almacantar with a carrying value of $492 million and $561 million at December 31, 2022 and 2021, respectively, recorded in Other invested assets in the Consolidated Balance Sheets
•Investments in limited partnerships with underlying real estate assets with a carrying value of $167 million and $184 million at December 31, 2022 and 2021, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.
•Investments in publicly traded REITs with a carrying value of $62 million and $98 million at December 31, 2022 and 2021, respectively, which are recorded in Equities in the Consolidated Balance Sheets.
These investments are exposed to real estate market price risk, defined as the potential for loss in market value due to a decline in real estate prices. The Company believes that the effects of diversification and the relatively small size of its investments in real estate assets relative to total invested assets mitigate its exposure to real estate price risk. At December 31, 2022, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $779 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $78 million and $156 million, respectively. At December 31, 2021, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $911 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $91 million and $182 million, respectively. These changes do not take into account any potential mitigating impact from taxes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2022, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2022, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2022.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Ms. Mary Ann Brown is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Audit Committee of PartnerRe Ltd. has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees and is incorporated by reference as Exhibit 11.1 to this annual report. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. During 2021, there were minor updates and revisions to the Code of Business Conduct and Ethics and no disclosable waivers for 2022 or 2021. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

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
The Company's principal accountant for 2021 was Ernst and Young, Ltd. (EY). As discussed in further detail in Item 16F below, the Company changed principal accountant to PricewaterhouseCoopers Ltd. for 2022. All services of PricewaterhouseCoopers Ltd. and their respective affiliates (collectively, PwC) were pre-approved by the Audit Committee.
During 2022, the Audit Committee had five meetings to discuss the Company’s quarterly results as well as to receive updates on legal matters, matters relating to internal and external auditors, and other matters as deemed necessary. The meetings, which included informational calls, were conducted to encourage communication among the members of the Audit Committee, management and the internal auditors. Subsequent to the appointment of PwC as auditors, the Audit Committee also discussed with PwC the overall scope and plans for PwC’s audits and the results of such audits. The Audit Committee met with representatives from PwC, both with and without management present.
The following table presents fees for professional services rendered by independent auditors for the years ended December 31, 2022 and 2021 (in U.S. dollars). Amounts shown for 2022 relate to fees for PwC and amounts shown for 2021 relate to fees for EY.

	2022	2021
Audit Fees (1)	$7,453,750	$5,487,883
Audit-Related Fees (2)	185,000	88,540
Tax Fees (3)	305,530	313,345
All Other Fees (4)	125,147	326,401
Total	$8,069,427	$6,216,169

(1)For the years ended December 31, 2022 and 2021, audit fees relate to professional services rendered by PwC and EY respectively, for the audits of the Company’s annual financial statements and other audit services provided in connection with statutory and regulatory filings.
(2)Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. Audit-related fees in 2022 were for services performed by PwC related to future international accounting standard changes. Audit-related fees in 2021 were for services performed by EY related to employee benefit plan audits and agreed upon procedures related to certain of the Company's subsidiaries.
(3)Tax fees in 2022 and 2021 relate to services performed by PwC and EY, respectively, for tax compliance services and on-call advisory.
(4)All other fees for the year ended December 31, 2022 were driven by permitted loss reserve specialist services in relation to statutory audits in the US. All other fees for the year ended December 31, 2021 were driven primarily by services performed in relation to international and US accounting standard changes. Fees for accounting software subscriptions are also included for the years ended December 31, 2022 and 2021.

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
Upon closing of Covéa Coopérations S.A.’s acquisition of PartnerRe Ltd. on July 12, 2022, PartnerRe appointed PricewaterhouseCoopers Ltd (Bermuda) (“PwC Bermuda”) as PartnerRe Ltd.’s independent registered public accounting firm for the fiscal year ending December 31, 2022. The Audit Committee of the PartnerRe Ltd. concluded that Ernst & Young Ltd. (“EY”), its previous auditor, could not serve as the auditor for PartnerRe’s consolidated financial statements for the fiscal year ending December 31, 2022. Following the closing of the acquisition, EY was no longer independent of PartnerRe, as EY provided Covéa with non-audit services. Becoming independent of PartnerRe Ltd. would significantly limit the non-audit services that EY would be able to provide to PartnerRe and its affiliates, including Covéa and other affiliated entities. Accordingly, the Audit Committee recommended the engagement of PwC Bermuda as PartnerRe Ltd.’s independent registered public accounting firm for the fiscal year ending December 31, 2022.
The report of EY on PartnerRe Ltd.’s consolidated financial statements for the years ended December 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audits of PartnerRe’s consolidated financial statements for the two fiscal years ended December 31, 2021 and 2020 and for the period up to July 12, 2022, (1) there were no disagreements (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F and related instructions) with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report; and (2) there were no “reportable events” (as defined in paragraphs (a)(1)(v)(A) through (D) of Item 16F of Form 20-F).
The Company has requested EY to furnish it a letter addressed to the SEC stating whether it agrees with the above statements. A copy of this letter is filed as Exhibit 15.1 to this Form 20-F.

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
•Compensation Committee: The NYSE requires that listed companies must have a compensation committee composed entirely of independent directors and a committee charter detailing the committee’s purpose and responsibilities, an annual performance evaluation of the committee and the rights and responsibilities of the committee with respect to retaining or obtaining advice from an independent adviser. Under Bermuda law and our Bye-Laws, as well as the NYSE exemptions applicable to controlled companies, we are not required to have, and do not have, a separate compensation committee; instead, that function is filled by our full Board, its committees, the Chairman, the Lead Independent Director and our CEO.

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2022	December 31, 2021
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2022, $14,925,319; 2021, $14,181,310)	$13,021,914	$14,071,274
Short-term investments, at fair value (amortized cost: 2022, $536,139; 2021, $213,047)	523,510	205,146
Equities, at fair value (cost: 2022, $586,107; 2021, $903,314)	929,886	1,751,584
Investments in real estate	57,984	67,539
Other invested assets	3,355,106	3,601,245
Total investments	17,888,400	19,696,788
Cash and cash equivalents (restricted: 2022, $137,782; 2021: $104,971)	1,251,596	660,897
Accrued investment income	103,752	94,997
Reinsurance balances receivable	3,342,612	3,063,153
Reinsurance recoverable on paid and unpaid losses	1,959,652	1,787,493
Prepaid reinsurance premiums	247,276	216,338
Funds held by reinsured companies	471,570	561,576
Deferred acquisition costs	1,012,850	920,779
Deposit assets	81,053	109,528
Net tax assets	164,384	154,472
Goodwill	456,380	456,380
Intangible assets	89,769	98,818
Other assets	203,119	208,652
Total assets	$27,272,413	$28,029,871
Liabilities
Non-life reserves	$12,725,631	$12,047,792
Life and health reserves	2,510,293	2,638,086
Unearned premiums	2,745,371	2,501,161
Other reinsurance balances payable	632,336	744,735
Debt	1,848,003	1,897,499
Deposit liabilities	4,681	5,077
Net tax liabilities	29,154	90,974
Accounts payable, accrued expenses and other	488,594	560,561
Total liabilities	20,984,063	20,485,885
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(7,669)	(29,706)
Retained earnings	4,358,085	5,635,758
Total shareholders’ equity	6,288,350	7,543,986
Total liabilities and shareholders’ equity	$27,272,413	$28,029,871

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues
Gross premiums written	$8,689,279	$8,203,925	$6,875,925
Net premiums written	$7,544,195	$7,134,018	$6,300,858
(Increase) decrease in unearned premiums	(287,078)	(177,496)	235,968
Net premiums earned	7,257,117	6,956,522	6,536,826
Net investment income	398,348	376,469	360,668
Net realized and unrealized investment (losses) gains	(1,969,014)	37,797	454,319
Other income	40,492	28,748	13,491
Total revenues	5,726,943	7,399,536	7,365,304
Expenses
Losses and loss expenses	4,747,403	4,883,984	5,334,900
Acquisition costs	1,540,681	1,386,832	1,356,118
Other expenses	414,876	398,542	355,647
Interest expense	55,185	55,606	39,200
Amortization of intangible assets	8,912	8,861	9,988
Net foreign exchange losses	29,402	30,883	51,964
Total expenses	6,796,459	6,764,708	7,147,817
(Loss) income before taxes and interest in earnings of equity method investments	(1,069,516)	634,828	217,487
Income tax (expense) benefit	(31,334)	(38,219)	13,091
Interest in earnings of equity method investments	10,821	126,795	23,611
Net (loss) income	(1,090,029)	723,404	254,189
Preferred dividends	9,750	22,693	45,990
Loss on redemption of preferred shares	—	21,234	2,341
Net (loss) income attributable to common shareholder	$(1,099,779)	$679,477	$205,858
Comprehensive (loss) income
Net (loss) income	$(1,090,029)	$723,404	$254,189
Change in currency translation adjustment	9,464	43,120	(5,884)
Change in unfunded pension obligation, net of tax	12,573	23,307	(14,383)
Change in unrealized gains or losses on investments, net of tax	—	(128)	187
Other comprehensive income (loss)	22,037	66,299	(20,080)
Comprehensive (loss) income	$(1,067,992)	$789,703	$234,109

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Common shares
Balance at beginning of year	$—	$—	$—
Balance at end of year	$—	$—	$—
Preferred shares
Balance at beginning of year	$8,000	$25,490	$28,169
Issuance of preferred shares	—	8,000	—
Redemption of preferred shares	—	(25,490)	(2,679)
Balance at end of year	$8,000	$8,000	$25,490
Additional paid-in capital
Balance at beginning of year	$1,929,934	$2,334,564	$2,396,530
Issuance of preferred shares	—	185,887	—
Redemption of preferred shares	—	(590,517)	(61,966)
Balance at end of year	$1,929,934	$1,929,934	$2,334,564
Accumulated other comprehensive loss
Balance at beginning of year	$(29,706)	$(96,005)	$(75,925)
Currency translation adjustment
Balance at beginning of year	$(22,668)	$(65,788)	$(59,904)
Change in foreign currency translation adjustment	9,464	43,120	(5,884)
Balance at end of year	$(13,204)	$(22,668)	$(65,788)
Unfunded pension obligation
Balance at beginning of year	$(7,064)	$(30,371)	$(15,988)
Change in unfunded pension obligation, net of tax	12,573	23,307	(14,383)
Balance at end of year (net of tax: 2022, $1,230; 2021, $1,840; 2020, $7,559)	$5,509	$(7,064)	$(30,371)
Unrealized gain (loss) on investments
Balance at beginning of year	$26	$154	$(33)
Change in unrealized gains or losses on investments, net of tax	—	(128)	187
Balance at end of year (net of tax: 2022, 2021 and 2020: $nil)	$26	$26	$154
Balance at end of year	$(7,669)	$(29,706)	$(96,005)
Retained earnings
Balance at beginning of year	$5,635,758	$5,062,948	$4,921,395
Net (loss) income	(1,090,029)	723,404	254,189
Dividends on common shares	(177,894)	(106,667)	(50,000)
Dividends on preferred shares	(9,750)	(22,693)	(45,990)
Loss on redemption of preferred shares	—	(21,234)	(2,341)
Cumulative effect of adoption of accounting guidance (Note 2)	—	—	(14,305)
Balance at end of year	$4,358,085	$5,635,758	$5,062,948
Total shareholders’ equity	$6,288,350	$7,543,986	$7,326,997

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net (loss) income	$(1,090,029)	$723,404	$254,189
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of net premium on investments	78,162	57,900	34,708
Amortization of intangible assets	8,912	8,861	9,988
Net realized and unrealized investment losses (gains)	1,969,014	(37,797)	(454,319)
Changes in:
Reinsurance balances, net	(381,838)	19,366	274,506
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(325,409)	(637,908)	16,026
Funds held by reinsured companies	53,335	113,626	175,272
Deferred acquisition costs	(131,236)	(122,739)	74,871
Net tax assets and liabilities	(72,452)	3,256	(23,647)
Non-life and life and health reserves	1,009,439	903,324	944,263
Unearned premiums, net of prepaid reinsurance premiums	287,078	177,496	(235,968)
Other net changes in operating assets and liabilities	63,433	23,801	55,004
Net cash provided by operating activities	1,468,409	1,232,590	1,124,893
Cash flows from investing activities
Sales of fixed maturities	623,929	3,693,365	5,518,588
Redemptions of fixed maturities	1,216,920	2,381,821	1,821,934
Purchases of fixed maturities	(2,940,597)	(8,141,246)	(8,962,066)
Sales of short-term investments	308,622	252,527	3,637,532
Redemptions of short-term investments	227,118	321,609	1,971,826
Purchases of short-term investments	(867,605)	(372,901)	(5,006,397)
Sales of equities	915,583	161,501	143,932
Purchases of equities	(78,425)	(144,537)	(151,292)
Sales and redemptions of other invested assets	545,411	1,106,211	1,300,591
Purchases of other invested assets	(627,460)	(1,555,569)	(930,827)
Other, net	11,679	(31,903)	23,431
Net cash used in investing activities	(664,825)	(2,329,122)	(632,748)
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(187,644)	(129,360)	(95,990)
Issuance of unrestricted Class B common shares (1)	—	—	2,257
Redemption of unrestricted Class B common shares (1)	(6,346)	(581)	(5,157)
Issuance of preferred shares	—	193,887	—
Redemption of preferred shares	—	(637,241)	(66,985)
Issuance of debt	—	—	494,237
Redemption of debt	(560)	—	—
Net cash (used in) provided by financing activities	(194,550)	(573,295)	328,362
Effect of foreign exchange rate changes on cash	(18,335)	(20,109)	45,863
Increase (decrease) in cash and cash equivalents	590,699	(1,689,936)	866,370
Cash and cash equivalents—beginning of year	660,897	2,350,833	1,484,463
Cash and cash equivalents—end of year	$1,251,596	$660,897	$2,350,833
Supplemental cash flow information:
Taxes paid	$216,467	$100,222	$64,288
Interest paid	$54,867	$56,177	$33,164

(1)Class B shares are liability-accounted on the Company's Consolidated Balance Sheet. See Note 13 for further details.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements

1. Organization
PartnerRe Ltd. primarily provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.), Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia) and PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada). Non-life risks reinsured include agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, property and U.S. health. Life and health risks include mortality, morbidity, longevity and financial reinsurance solutions. Reinsurance of alternative risk products include weather and credit protection to financial, industrial and service companies on a worldwide basis. PartnerRe Ltd. and it subsidiaries are collectively referred to hereinafter as PartnerRe, the Company or the Group.
The Company was incorporated in August 1993 under the laws of Bermuda. The Company commenced operations in November 1993 upon completion of the sale of common shares and warrants pursuant to subscription agreements and an initial public offering.
The Company completed the acquisition of Societe Anonyme Francaise de Reassurances (SAFR) in 1997, the acquisition of Winterthur Re in 1998, the acquisition of PARIS RE Holdings Limited (Paris Re) in 2009, the acquisition of Presidio Reinsurance Group, Inc. (Presidio) in 2012 and the acquisition of Aurigen Capital Limited (Aurigen) in 2017.
On March 18, 2016, the Company's publicly held common shares were acquired by Exor N.V. (subsequently renamed to EXOR Nederland N.V), whose ultimate parent is EXOR N.V. (Exor), which is listed on the Milan Stock Exchange. As a result of the acquisition, PartnerRe's publicly issued common shares were cancelled and are no longer publicly traded.
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Coopérations S.A. (Covéa), under which Covéa would acquire PartnerRe's common shares. Preferred shares issued by PartnerRe were not included in the proposed transaction. Consummation of this transaction occurred on July 12, 2022. The Company’s preferred shares continue to be traded on the New York Stock Exchange (NYSE).
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
•Recoverability of deferred tax assets;
•Fair value measurements of financial instrument assets; and
•Valuation of goodwill and intangible assets.
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
(c) Deferred Acquisition Costs
Acquisition costs, comprising primarily incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the successful acquisition of reinsurance contracts, are capitalized and charged to expense as the related premium is earned. All other acquisition related costs, including indirect costs, are expensed as incurred. Acquisition costs are shown net of commissions earned on ceded reinsurance.
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
Retroactive reinsurance reimburses a ceding company for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance. Premiums payable for retroactive reinsurance coverage meeting the conditions of reinsurance accounting are reported as reinsurance recoverables. To the extent that recorded liabilities on an underlying reinsurance contract exceed premiums payable for retroactive coverage, a deferred gain is recognized in Accounts payable, accrued expenses and other on the Company's Consolidated Balance Sheets and amortized over estimated remaining settlement period of the underlying contract. Any such amortization is included in Loss and loss expenses in the Consolidated Statements of Operations.
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

(g) Investments
The Company elects the fair value option for Fixed maturities, Short-term investments and Equities with changes in fair value recorded in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. Short-term investments comprise securities with a maturity greater than three months but less than one year from the date of purchase.
Investments in real estate includes real estate that is directly held by the Company, which is recorded at cost less any write down for impairment, where applicable. Real estate assets held for investment are reviewed for impairment at least annually, or more frequently when events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value.
The Company recognizes Other invested assets at fair value, except for those that are accounted for using the equity method of accounting. Other invested assets consist of equity investments in non-publicly traded companies such as limited liability companies and limited partnerships (or similar structures); privately placed corporate loans, notes and loans receivable and notes securitization; and derivative financial instruments. Non-publicly traded entities in which the Company has significant influence, including an ownership of more than 20% and less than 50% of the voting rights, and limited partnerships (or similar structures) in which the Company has more than a minor interest (typically more than 3 to 5%), are accounted for using either the equity method or the fair value option. Where the equity method is used, the Company's share of profits or losses of the investee are recorded in Interest in earnings or losses of equity method investees in the Consolidated Statements of Operations. The Company has not elected the fair value option for these equity method investees as the carrying values already approximate fair value. Where the fair value option is elected, the investment is recognized in the Consolidated Balance Sheets at fair value with changes in fair value recorded in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. See Note 2(n) below for significant accounting policy for derivatives.
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
The Company invests in various funds where the net asset value (NAV) is used as a basis for determining fair value. The Company applies the practical expedient relating to investments in certain entities that calculate NAV per share (or its equivalent) and therefore measure the fair value of these fund investments based on that NAV per share, or its equivalent. Refer to Note 3 for the valuation methods and assumptions used by the Company.
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

On the date the Company enters into a derivative contract, management determines whether or not the derivative is to be used and designated as a hedge of an identified underlying risk exposure (a designated hedge). The Company’s derivative instruments are recorded in Other invested assets in the Consolidated Balance Sheets at fair value, with gains and losses associated with changes in fair value recognized in either Net realized and unrealized investment gains or losses or Net foreign exchange gains or losses in the Consolidated Statements of Operations, or in Other comprehensive income or loss, depending on the nature and designation of the derivative instrument (see also Note 5).
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
The Company will discontinue hedge accounting prospectively if it is determined that the derivative is no longer effective in hedging the exposure to variability in expected future cash flows that is attributable to the risk it was meant to hedge; if the derivative instrument expires, is sold, or is otherwise terminated; or if the Company removes the designation of the hedge. To the extent that the Company discontinues hedge accounting because, based on management’s assessment, the derivative no longer qualifies as an effective hedge, or the Company otherwise de-designates the hedge, the derivative will continue to be carried in the Consolidated Balance Sheet at its fair value, with changes in its fair value recognized in in the Consolidated Statements of Operations, or in Other comprehensive income or loss, depending on the type of derivative held.
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
(r) Share-Based Incentives
The Company is authorized to issue Class C common shares and restricted share units to certain executives and directors. Prior to the adoption of the new Class C common shares and related restricted share unit plan in 2021, the Company was authorized to issue restricted Class B common shares. The compensation cost for grants of Class B and C common shares and restricted share units is measured at fair value and expensed over the period for which the employee is required to provide services in exchange for the award, up to three years from the date of grant. The Company has elected to recognize forfeitures as they occur. Class B and C common shares and restricted share units are accounted for as liabilities and included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheets. See Note 13 for further details.

(s) Recent Accounting Pronouncements
Recently adopted
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
Not yet adopted

Targeted Improvements to the Accounting for Long-duration Contracts
In August 2018, the FASB issued updated guidance to improve financial reporting for insurance companies that issue long-duration contracts such as life insurance and annuities. The updated guidance changes how insurers account for long-duration contracts, including recognition, measurement, presentation and disclosure requirements. The objective of the new guidance is to improve, simplify, and enhance the financial reporting for long-duration contracts. These updates amend four key areas pertaining to the accounting and disclosures for long-duration insurance contracts:
•Cash flow assumptions and liability for future policy benefits: The update requires cash flow assumptions used to measure the liability for future policy benefits to be reviewed at least annually and updated, if necessary, with the effect of changes in those assumptions remeasured retrospectively and reflected in current period Net income or loss. Assumptions no longer allow a provision for adverse deviation. Loss recognition testing is eliminated for traditional and limited-payment contracts. Upon adoption, there will be an adjustment to Retained earnings as a result of capping the net premium ratio at 100% and eliminating negative reserves on certain cohorts. The update also requires the discount rate used in measuring the liability to be an upper-medium grade fixed-income instrument yield, which is to be updated at each reporting date, with the impact to be recognized in Other comprehensive income or loss.
•Market risk benefits: Market risk benefits are contracts or contract features that provide protection to policyholders from nominal capital market risk and expose the Company to other than nominal capital market risk. The update requires market risk benefits to be measured at fair value. Among the products included in this definition are guaranteed minimum death benefit (GMDB) products. The change in fair value of the market risk benefits is to be recognized in Net income or loss, excluding the portion attributable to changes in instrument-specific credit risk, which is recognized in Other comprehensive income or loss.
•Deferred policy acquisition costs and other balances: The update simplifies the amortization for Deferred acquisition costs and other similar balances, requiring such balances to be amortized on a constant level basis over the expected term of the contracts. Deferred costs are required to be written off for unexpected contract terminations but are not subject to recoverability testing.
•Disclosure requirements: The update also introduces disclosure requirements around the liability for future policy benefits, market risk benefits and deferred acquisition costs. These disclosures include, among many items, disaggregated rollforwards of these balances and information about, and any changes to significant inputs, judgments, assumptions and methods used in their measurement. Additional fair value disclosures are also required surrounding market risk benefits. Transitional disclosures will be required.
This guidance is effective on January 1, 2023 and will be adopted with a transition date of January 1, 2021 (Transition Date) using the modified retrospective method for all topics except for market risk benefits, which will be adopted using the full retrospective method. On the Transition Date, the Company expects a reduction in Accumulated other comprehensive income (loss) between $110 million and $180 million, gross of tax. The most significant drivers of the decrease in Accumulated other comprehensive income (loss) are the update in the discount rate used to measure the liability for future policy benefits and changes in fair value of the Company's GMDB products attributable to changes in the instrument-specific credit risk. On Transition Date, the Company also expects a decrease in Retained earnings between $130 million and $200 million, gross of tax. This decrease results from valuation impacts to the liability for future policy benefits related to cohorts with a net premium ratio greater than 100% at the Transition Date, partially offset by a favorable movement from the fair value accounting for GMDB products. Estimated impacts from adoption as of the Transition Date will be measured using market assumptions as of that date, and these estimates do not reflect changes in market assumptions subsequent to January 1, 2021. As at December 31, 2022, the Company expects a cumulative increase to Accumulated other comprehensive income (loss) between $50 million and $120 million, gross of tax, and a cumulative increase to Retained earnings between $5 million and $75 million, gross of tax. The changes to equity at December 31, 2022 compared to the Transition Date are largely as a result of increases in discount rates and favorable movements in the fair value of the Company's GMDB products. The Company's estimates are subject to change.
Reference Rate Reform
In March 2020, the FASB issued guidance which provides optional expedients and exceptions for applying U.S. GAAP to modification of contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Along with the optional expedients, the amendments include a general principle that permits an entity to consider contract modifications due to reference reform to be an event that does not require contract re-measurement at the modification date or reassessment of a previous accounting determination. In 2022, the sunset date of this guidance was deferred to December 31, 2024, and the guidance may be elected over time as reference rate reform activities occur. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statements and disclosures.
Fair Value Measurement
In June 2022, the FASB issued updated guidance to address diversity in practice by clarifying that a contractual sale restriction should not be considered in the measurement of the fair value of an equity security. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The guidance is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The update applies prospectively, with any adjustments resulting from adoption recognized in earnings on the date of adoption. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statements and disclosures.

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
The Company’s financial instruments that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; certain U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds; investment grade and high yield corporate bonds; mortgage-backed and certain asset-backed securities; short-term investments; certain preferred equities; certain privately placed corporate loans; and certain derivative assets and liabilities.
•Level 3 inputs—Unobservable inputs.
The Company’s financial instruments that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; special purpose financing asset-backed bonds; certain short-term investments; unlisted equity securities; certain privately placed corporate loans, notes and loans receivable and notes securitizations; certain real estate company investments; certain fund investments included in Other invested assets; and certain other derivatives, including weather derivatives, longevity insurance-linked securities; options and warrants; and total return swaps included in Other invested assets.

At December 31, 2022 and 2021, the Company’s financial instruments measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value based on NAV as practical expedient	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$1,797,934	$—	$—	$1,797,934
U.S. states, territories and municipalities	—	10,126	48,747	—	58,873
Non-U.S. sovereign government, supranational and government related	—	1,654,532	—	—	1,654,532
Corporate bonds	—	5,759,149	—	—	5,759,149
Asset-backed securities	—	12,434	15,930	—	28,364
Residential mortgage-backed securities	—	3,723,062	—	—	3,723,062
Fixed maturities	$—	$12,957,237	$64,677	$—	$13,021,914
Short-term investments	$—	$516,603	$6,907	$—	$523,510
Equities
Real estate	$61,754	$—	$1,814	$—	$63,568
Consumer non-cyclical	—	—	10,081	—	10,081
Diversified	—	—	9,667	—	9,667
Consumer cyclical	4,449	—	28	—	4,477
Energy	3	—	1,514	—	1,517
Finance	—	—	120	—	120
Industrials	20	—	76	—	96
Insurance	—	42	—	—	42
Fund investments	—	—	—	840,318	840,318
Equities	$66,226	$42	$23,300	$840,318	$929,886
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$13,705	$—	$—	$13,705
Interest rate swaps	—	258	—	—	258
Insurance-linked securities	—	—	6,657	—	6,657
Options and warrants	—	—	8,691	—	8,691
TBAs	—	578	—	—	578
Other
Corporate loans (1)	—	1,015,529	287,278	—	1,302,807
Notes and loans receivable and notes securitization	—	—	3,166	—	3,166
Real estate company investment	—	—	491,602	—	491,602
Fund investments	—	—	36,274	1,271,612	1,307,886
Derivative liabilities
Foreign exchange forward contracts	—	(17,336)	—	—	(17,336)
Interest rate swaps	—	(153)	—	—	(153)
Other invested assets	$—	$1,012,581	$833,668	$1,271,612	$3,117,861
Total	$66,226	$14,486,463	$928,552	$2,111,930	$17,593,171

(1)Corporate loans includes a portfolio of third-party, individually managed privately issued corporate loans that are managed under an externally managed mandate with a fair value of $1.0 billion and $1.0 billion at December 31, 2022 and 2021, respectively. The mandate primarily invests in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. Corporate loans also includes $0.3 billion and $0.4 billion of other privately issued corporate loans at December 31, 2022 and 2021, respectively.

December 31, 2021	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value based on NAV practical expedient	Total
Fixed maturities
U.S. government and government sponsored enterprises	$—	$2,118,772	$—	$—	$2,118,772
U.S. states, territories and municipalities	—	12,878	95,181	—	108,059
Non-U.S. sovereign government, supranational and government related	—	2,181,127	—	—	2,181,127
Corporate bonds	—	5,441,908	—	—	5,441,908
Asset-backed securities	—	—	16,764	—	16,764
Residential mortgage-backed securities	—	4,204,644	—	—	4,204,644
Fixed maturities	$—	$13,959,329	$111,945	$—	$14,071,274
Short-term investments	$—	$205,146	$—	$—	$205,146
Equities
Real estate	$97,854	$—	$2,097	$—	$99,951
Consumer non-cyclical	343	—	10,081		10,424
Consumer cyclical	7,341	—	1,394	—	8,735
Diversified	4	—	7,468	—	7,472
Energy	1,112	—	2,368	—	3,480
Industrials	137	—	220	—	357
Finance	—	—	128	—	128
Insurance	—	18	—	—	18
Fund investments (1)	—	—	—	1,621,019	1,621,019
Equities	$106,791	$18	$23,756	$1,621,019	$1,751,584
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$8,841	$—	$—	$8,841
Total return swaps	—	—	153	—	153
Insurance-linked securities	—	—	5,663	—	5,663
Other	—	—	3,059	—	3,059
Other
Corporate loans (1)	—	1,104,444	287,527	—	1,391,971
Notes and loans receivable and notes securitization	—	—	6,575	—	6,575
Real estate company investment (2)	—	—	560,687	—	560,687
Fund investments (1)	—	—	11,739	1,346,797	1,358,536
Derivative liabilities
Foreign exchange forward contracts	—	(6,657)	—	—	(6,657)
Total return swaps	—	—	(1,079)	—	(1,079)
Interest rate swaps	—	(10,489)	—	—	(10,489)
Other invested assets	$—	$1,096,139	$874,324	$1,346,797	$3,317,260
Total	$106,791	$15,260,632	$1,010,025	$2,967,816	$19,345,264

(1)The classification of fund investments was revised from Level 3 to "Fair values based on NAV practical expedient" in order to align the disclosure with the valuation methodology used by the Company. In addition, the classification of certain investments in corporate loans was revised from Level 3 to Level 2 to reflect the appropriate fair value hierarchy level for investments with quoted prices, and one investment was reclassified from corporate loans to fund investments. The comparative disclosures as of December 31, 2021 have been revised to align with the presentation at December 31, 2022. These revisions are not considered to be material to previously issued financial statements.
(2)A certain investment previously disclosed as equity method and excluded from the fair value table is now included and presented as a Level 3 investment in order to align the disclosure with the valuation methodology used by the Company. The comparative disclosures as of December 31, 2021 have been revised to align with the presentation at December 31, 2022. This revision is not considered to be material to previously issued financial statements. Accordingly, no changes were made to the prior period Consolidated Balance Sheet or Consolidated Statements of Operations.

Other invested assets included in the fair value tables above at December 31, 2022 and 2021, exclude investments that are accounted for using the equity method of accounting (see Note 4(f) for further details).
At December 31, 2022 and 2021, the carrying value of accrued investment income approximated fair value due to its short-term nature.
Disclosures about the fair value of financial instruments that the Company does not measure at fair value exclude insurance contracts and certain other financial instruments. At December 31, 2022 and 2021, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.
The reconciliations of the beginning and ending balances for financial instruments measured at fair value using Level 3 inputs for the years ended December 31, 2022 and 2021, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2022	Balance at beginning of year	(Losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into Level 3	Balance at end of year	Change in unrealized (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$95,181	$(13,862)	$—	$(32,572)	$—	$48,747	$(14,108)
Asset-backed securities	16,764	—	—	(834)	—	15,930	—
Fixed maturities	$111,945	$(13,862)	$—	$(33,406)	$—	$64,677	$(14,108)
Short-term investments	$—	$—	$6,907	$—	$—	$6,907	$—
Equities
Energy	$2,368	$(854)	$—	$—	$—	$1,514	$(854)
Consumer non-cyclical	10,081	—	—	—	—	10,081	—
Real estate	2,097	(283)	—	—	—	1,814	(283)
Consumer cyclical	1,394	(1,366)	—	—	—	28	(1,366)
Finance	128	(8)	—	—	—	120	(8)
Industrials	220	13	—	(157)	—	76	(53)
Diversified	7,468	(223)	2,759	(337)	—	9,667	(344)
Equities	$23,756	$(2,721)	$2,759	$(494)	$—	$23,300	$(2,908)
Other invested assets
Derivatives, net	$7,796	$1,929	$5,631	$(8)	$—	$15,348	$996
Corporate loans	287,527	1,443	34,543	(42,589)	6,354	287,278	2,166
Notes and loan receivables and notes securitization	6,575	(594)	—	(2,815)	—	3,166	2,301
Fund investments	11,739	92	30,286	(5,843)	—	36,274	322
Real estate company investment	560,687	(69,085)	—	—	—	491,602	(69,085)
Other invested assets	$874,324	$(66,215)	$70,460	$(51,255)	$6,354	$833,668	$(63,300)
Total	$1,010,025	$(82,798)	$80,126	$(85,155)	$6,354	$928,552	$(80,316)

(1)Included sales of Fixed maturities and Other invested assets of $32 million and $36 million, respectively. Sales of Fixed maturities were comprised of U.S. states, territories and municipalities. Sales of Other invested assets included sales of corporate loans of $33 million and sales of notes and loan receivables and notes securitization of $3 million.

For the year ended December 31, 2021	Balance at beginning of year	(Losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into (out of) Level 3	Balance at end of year	Change in unrealized (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$120,477	$(7,330)	$—	$(17,966)	$—	$95,181	$(8,818)
Asset-backed securities	17,528	—	—	(764)	—	16,764	—
Corporate	16,530	165	—	(16,695)	—	—	—
Fixed maturities	$154,535	$(7,165)	$—	$(35,425)	$—	$111,945	$(8,818)
Equities
Energy	$34,448	$54,509	$6	$(86,595)	$—	$2,368	$1,326
Consumer non-cyclical	6,886	7,557	—	—	(4,362)	10,081	4,522
Insurance	4,000	—	—	(4,000)	—	—	—
Real estate	2,338	(241)	—	—	—	2,097	(241)
Consumer cyclical	475	(916)	1,835	—	—	1,394	(916)
Finance	138	(10)	—	—	—	128	(10)
Industrials	39	245	309	(334)	(39)	220	99
Diversified	3,098	1,901	2,469	—	—	7,468	1,901
Equities (2)	$51,422	$63,045	$4,619	$(90,929)	$(4,401)	$23,756	$6,681
Other invested assets
Derivatives, net	$(862)	$5,718	$3,059	$(119)	$—	$7,796	$4,018
Corporate loans (2)	374,556	(9,883)	78,673	(151,543)	(4,276)	287,527	(6,844)
Notes and loan receivables and notes securitization	7,121	(71)	21	(496)	—	6,575	(6,895)
Fund investments (2)	32,810	(149)	392	(21,314)	—	11,739	(149)
Real estate company investment (2)	494,010	66,677	—	—	—	560,687	66,677
Other invested assets	$907,635	$62,292	$82,145	$(173,472)	$(4,276)	$874,324	$56,807
Total	$1,113,592	$118,172	$86,764	$(299,826)	$(8,677)	$1,010,025	$54,670

(1)Included sales of Fixed maturities, Equities and Other invested assets of $17 million, $91 million and $119 million, respectively. Sales of Fixed maturities were comprised of U.S. states, territories and municipalities. Sales of Equities included sales of $87 million in energy and $4 million in insurance. Sales of Other invested assets included sales of corporate loans.
(2)The Level 3 reconciliation for the year ended December 31, 2021 has been recast to reflect the reclassification of certain investments within the fair value table as discussed above.
During the year ended December 31, 2022, five corporate loans valued at $15 million were transferred from Level 2 to Level 3 due to the unavailability of quoted prices for similar securities in active markets, and five corporate loans valued at $9 million were transferred from Level 3 to Level 2 due to the availability of quoted prices for similar securities in active markets.
During the year ended December 31, 2021, two equity securities valued at $4 million were transferred from Level 3 to Level 1 due to the availability of quoted prices in active markets, four corporate loans valued at $7 million were transferred from Level 3 to Level 2 due to the availability of quoted prices for similar securities in active markets, and one corporate loan valued at $3 million was transferred from Level 2 to Level 3 due to the unavailability of quoted prices for similar securities in active markets.

The significant unobservable inputs used in the valuation of financial instruments measured at fair value using Level 3 inputs at December 31, 2022 and 2021 were as follows (fair value in thousands of U.S. dollars):

December 31, 2022	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$48,747	Discounted cash flow	Credit spreads	2.7% – 3.6% (3.4%)
Short-term investments	6,907	Discounted cash flow	Credit spreads	2.5% (2.5%)
Other invested assets
Insurance-linked securities – longevity swaps	6,657	Discounted cash flow	Credit spreads	5.7% (5.7%)
Fund investments	6,008	Discounted cash flow	Effective yield	0.6% (0.6%)
Note securitization	188	Discounted cash flow	Credit spreads	2.5% (2.5%)
Real estate company investment	491,602	Income capitalization	Estimated rental value (per sq ft)	$84 – $90 ($87)
			Net initial yield	2.2% – 4.6% (3.9%)
			Reversionary yield	4.6% – 5.3% (4.9%)
		Comparable method	Sale value (per sq ft)	$1,617 – $5,459 ($4,836)

December 31, 2021	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$95,181	Discounted cash flow	Credit spreads	2.5% – 254.5%, (14.3%)
Other invested assets
Total return swaps, net	(926)	Discounted cash flow	Credit spreads	2.4% – 41.3%, (36.5%)
Insurance-linked securities – longevity swaps	5,663	Discounted cash flow	Credit spreads	1.7% (1.7%)
Notes and loans receivables	1,791	Discounted cash flow	Credit spreads	17.5% (17.5%)
			Gross revenue/fair value	1.1 (1.1)
Note securitization	403	Discounted cash flow	Credit spreads	2.5% (2.5%)
Fund investments	8,832	Discounted cash flow	Effective yield	3.5% (3.5%)
Real estate company investment	560,687	Income capitalization	Estimated rental value (per sq ft)	$92 - $100 ($96)
			Net initial yield	2.2% - 4.5% (3.9%)
			Reversionary yield	4.4% - 4.9% (4.7%)
		Comparable method	Sale value (per sq ft)	$1,763 - $5,916 ($5,222)

(1)Unobservable inputs were weighted by the relative fair value of the instruments.
The tables above do not include financial instruments that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These financial instruments include asset-backed securities (included in Fixed maturities); equities (included within Equities), certain notes and loans receivables and certain fund investments (included within Other invested assets), certain privately placed corporate loans (included within Other invested assets) and certain derivatives.

Changes in the fair value of the Company’s financial instruments subject to the fair value option during the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	2022	2021	2020
Fixed maturities and short-term investments	$(1,807,048)	$(558,466)	$219,946
Equities	(505,072)	198,780	167,456
Other invested assets	(136,580)	184,209	63,669
Total	$(2,448,700)	$(175,477)	$451,071
All of the above changes in fair value are included in Net realized and unrealized investment (losses) gains in the Consolidated Statements of Operations. The change in the fair value of Other invested assets subject to the fair value option does not include certain derivatives.
The following methods and assumptions were used by the Company in estimating the fair value of each class of financial instrument recorded in the Consolidated Balance Sheets. There have been no material changes in the Company’s valuation techniques during the periods presented.
Fixed maturities
•U.S. government and government sponsored enterprises—consists primarily of bonds issued by the U.S. Treasury and debt securities issued by government sponsored enterprises and federally owned or established corporations. These securities are generally priced by independent pricing services. The independent pricing services may use actual transaction prices for securities that have been actively traded. For securities that have not been actively traded, each pricing source has its own proprietary method to determine the fair value, which may incorporate option adjusted spreads (OAS), interest rate data and market news. The Company generally classifies these securities in Level 2.
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
•Asset-backed securities—consists of special purpose financing securities. With the exception of special purpose financing, these asset-backed securities are generally priced by independent pricing services and brokers. The pricing provider applies dealer quotes and other available trade information, prepayment speeds, yield curves and credit spreads to the valuation. The Company generally classifies these securities in Level 2. Special purpose financing securities are generally inactively traded and are priced based on valuation models using unobservable inputs (credit spreads). The Company generally classifies these securities in Level 3. A significant increase (decrease) in credit spreads in isolation could result in a significantly lower (higher) fair value measurement.
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
Short-term investments
Short-term investments are valued in a manner similar to the Company’s fixed maturity investments and are generally classified in Level 2 or 3 depending on the inputs used in the valuation of the asset.
Equities
Equity securities include U.S. and foreign common and preferred stocks, real estate investment trusts and certain fund investments. Publicly traded equities are generally classified in Level 1 as the Company uses prices received from independent pricing sources based on quoted prices in active markets. Equities classified as Level 2 are preferred equities. Equities classified as Level 3 are generally inactively traded common stocks. For these investments, the Company utilizes prices from third-party sources without adjustment. Fund investments are valued using net asset valuations as a practical expedient as discussed in further detail below.
Other invested assets
The Company’s foreign exchange forward contracts, interest rate swaps, TBAs and certain privately placed corporate loans are generally classified as Level 2 within the fair value hierarchy and are priced by independent pricing services.
Included in the Company’s Level 3 classification, in general, are certain derivatives, including weather derivative insurance-linked securities and total return swaps; certain privately placed corporate loans; notes and loans receivable and note securitizations; certain fund investments; and a real estate company investment. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size, or (iv) receive the valuation information and techniques used by real estate company investments. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. When the Company utilizes significant unobservable inputs including market return information, information is weighted using managements' judgement, obtained from comparable selected publicly traded companies in the same industry, in a similar region and of similar size and effective yields. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement for an asset. When the Company uses the valuation information and techniques used by real estate company investments, it independently evaluates the valuation techniques being utilized by the entity to ensure techniques are consistent with U.S. GAAP. Valuation techniques include the income capitalization technique or the comparable method and are based on the properties' highest and best use, with typical market based assumptions, such as estimated rental values, net initial yield, reversionary yield and sales values. A significant increase (decrease) in estimated rental values, reversionary yield and/or sales values could result in a significantly higher (lower) fair value measurement for an asset, while a significant increase (decrease) in net initial yield could result in a significantly lower (higher) fair value measurement for an asset.
Significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 also include credit spreads and gross revenue to fair value ratios. Significant increases (decreases) in any of these inputs in isolation could result in a significantly lower (higher) fair value measurement.
Fund investments included in Other invested assets are generally valued using net asset valuations as a practical expedient as discussed in further detail below.
As part of the Company’s modeling to determine the fair value of an investment, other than for those measured using net asset valuations as a practical expedient, the Company also uses credit risk as an input to models, however, the majority of the

Company’s counterparties are investment grade rated institutions and the failure of any one counterparty would not have a significant impact on the Company’s consolidated financial statements.
Measuring the Fair Value of Investments Using Net Asset Valuations as the Practical Expedient
The table below reflects the Company's portfolio of investments measured using net asset valuations as the practical expedient (in thousands of US dollars):

	At December 31, 2022		December 31, 2021
	Carrying Value (1)	Remaining Unfunded Commitment	Carrying Value (1)	Remaining Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Public equity funds	$629,125	$—	$1,461,620	$—	See below	See below
Private equity funds	389,736	150,458	499,289	195,871	See below	See below
Private credit funds	404,065	67,815	294,760	184,590	See below	See below
Multi-strategy funds	689,004	147,409	712,147	114,880	See below	See below
Total fund investments	$2,111,930	$365,682	$2,967,816	$495,341

(1)The table above only reflects the Company's investments valued at fair value based on the NAV practical expedient, which includes fund investments of $840 million included in Equities and $1,272 million included in Other invested assets at December 31, 2022 and fund investments of $1,621 million included in Equities and $1,347 million included in Other invested assets at December 31, 2021.
Investment Strategies and redemption terms and conditions of the various funds included in the above table are as follows:
Public Equity Funds— The Company's investments in public equity funds include long/short funds and also funds invested in geographically diverse regions such as Asia, seeking higher risk-adjusted returns, that primarily invest in public equities. The Company generally has the right to redeem these funds during a quarterly redemption period with 30 - 60 days' prior notice, some of which are subject to redemption thresholds and redemption fees. During 2022, the Company agreed it would not sell certain investments with a carrying value of $422 million at December 31, 2022 for a three year period.
Private Equity Funds— The Company's investments in private equity funds include limited partnerships or similar interests that invest in private equity assets. The Company generally has no right to redeem its interest in any of these private equity funds in advance of dissolution of the applicable limited partnerships. Instead, distributions are received by the Company in connection with the exit from the underlying private equity investments of the fund. It is estimated that the majority of the underlying assets of the limited partnerships would liquidate over 5 to 10 years from inception of the limited partnership.
Private Credit Funds— The Company's investments in private credit funds include funds and limited partnerships or similar interests that invest in private credit instruments, including senior secured bank loan funds, secondaries, and mezzanine investments. The Company generally has no right to redeem its interest in any of these private credit funds in advance of dissolution of the applicable limited partnerships. Instead, distributions are received by the Company in connection with the liquidation or maturity of the underlying private credit assets of the fund. It is estimated that the majority of the underlying assets of the limited partnerships would liquidate over 5 to 10 years from inception of the limited partnership.
Multi-Strategy Funds— The Company's investments in multi-strategy funds include limited partnerships or similar interests that invest across diverse asset classes, including equities, bonds, credit markets, and real estate. For one multi-strategy fund with a carrying value of $314 million and $384 million at December 31, 2022 and 2021, respectively, the Company does have quarterly redemption rights subject to a 60 day notice period, gate policy and 36 month lock-up period which ends in 2024. The Company generally has no right to redeem its interest in any of the remaining multi-strategy limited partnership funds in advance of dissolution. Instead, distributions are received by the Company in connection with the liquidation or maturity of the underlying assets of the fund. It is estimated the majority of the underlying assets of the limited partnerships would liquidate over 5 to 10 years from inception of the limited partnership.
The fair values of these public equity, private equity, private credit and multi-strategy funds are estimated using net asset valuations as advised by external fund managers or third party administrators. NAV's are based on the manager's or administrator's valuation of the underlying assets of the fund in accordance with the fund's governing documents and in accordance with U.S. GAAP. For NAV fund valuations, valuation statements are typically released on a reporting lag and accordingly, the Company estimates the value of these funds using the most recent fund valuations as adjusted for capital calls, redemptions, drawdowns and distributions. NAV estimates may not be available from all fund managers, therefore the Company typically has a reporting lag in its fair value measurements of these funds.

The fair values of these funds are measured using the NAV practical expedient, therefore the fair values of these funds have not been categorized within the fair value hierarchy.
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2022 and 2021, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the Company's senior notes and junior subordinated notes. The fair value of the senior notes as of December 31, 2022 and 2021 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the junior subordinated notes as of December 31, 2022 and 2021 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the debt.
See Note 9 for further details related to the Company's debt, including the carrying values and fair values.
At December 31, 2022 and 2021, the Company’s senior notes and junior subordinated notes were classified as Level 2 in the fair value hierarchy.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts.
4. Investments
(a) Net Realized and Unrealized Investment (Losses) Gains
The components of the net realized and unrealized investment (losses) gains for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	2022	2021	2020
Net realized investment gains on fixed maturities and short-term investments	$859	$19,893	$24,828
Net realized investment gains on equities	461,041	78,501	21,538
Net realized investment gains (losses) on other invested assets	9,781	103,011	(30,436)
Net realized investment gains	$471,681	$201,405	$15,930
Change in net unrealized investment (losses) gains on fixed maturities and short-term investments	$(1,807,048)	$(558,466)	$219,946
Change in net unrealized investment (losses) gains on equities	(505,072)	198,780	167,456
Change in net unrealized investment (losses) gains on other invested assets	(123,694)	196,926	58,452
Net other realized and unrealized investment losses	(2,672)	(848)	(1,346)
Change in net unrealized investment (losses) gains	$(2,438,486)	$(163,608)	$444,508
Impairment loss on investments in real estate	$(2,209)	$—	$(6,119)
Net realized and unrealized investment (losses) gains	$(1,969,014)	$37,797	$454,319

(b) Net Investment Income
The components of net investment income for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	2022	2021	2020
Fixed maturities	$310,152	$301,391	$290,259
Short-term investments and cash and cash equivalents	17,477	4,860	12,000
Other invested assets	99,375	90,442	89,129
Equities	11,118	12,686	3,918
Funds held and other (1)	10,801	17,871	16,559
Investment expenses	(50,575)	(50,781)	(51,197)
Net investment income	$398,348	$376,469	$360,668

(1)The Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index. Interest rates ranged from 0.1% to 10.9%, 0.1% to 7.3% and 0.1% to 6.5% for the years ended December 31, 2022, 2021 and 2020, respectively.
(c) Pledged and Restricted Assets
At December 31, 2022 and 2021, approximately $138 million and $105 million, respectively, of cash and cash equivalents and approximately $5,258 million and $5,483 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.
(d) Receivable for Securities Sold and Payable for Securities Purchased
At December 31, 2022 and 2021, receivables for securities sold of $52 million and $45 million, respectively, were recorded within Other assets. At December 31, 2022 and 2021, payables for securities purchased of $149 million and $202 million, respectively, were recorded within Accounts payable, accrued expenses, and other in the Consolidated Balance Sheets.
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
(f) Other Invested Assets
At December 31, 2022 and 2021, the Company had carrying values of $1,856 million and $1,862 million respectively, of investments that were either accounted for under the equity method of accounting or would have been accounted for under the equity method if the Company had not chosen to apply the fair value option.
At December 31, 2022 and 2021, the Company held a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group Limited (Almacantar). The total carrying value of this investment was $492 million and $561 million, at December 31, 2022 and 2021, respectively. This investment is accounted for under the fair value option and included within Other invested assets in the Consolidated Balance Sheets.
The Company's equity method investments are comprised primarily of passive investment interests focusing in the real estate sector. The Company had equity method investments of $237 million and $284 million at December 31, 2022 and 2021, respectively, included within Other invested assets in the Consolidated Balance Sheets. Dividends on equity method investments for 2022 and 2021 were $2 million and $10 million, respectively.

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
To-Be-Announced Mortgage-Backed Securities (TBAs), Options and Warrants—The Company utilizes TBAs, options and warrants as part of its overall investment strategy and to enhance investment performance.
There were no derivatives designated as hedges for the years ended December 31, 2022 and 2021. The net fair values of derivatives included in Other invested assets within the Company’s Consolidated Balance Sheets and the related net notional exposures at December 31, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2022			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$13,705	$(17,336)	$(3,631)	$4,277,894
Insurance-linked securities (1)	6,657	—	6,657	16,937
Interest rate swaps (2)	258	(153)	105	—
TBAs	578	—	578	—
Options and warrants	8,691	—	8,691	8,815
Total derivatives not designated as hedges	$29,889	$(17,489)	$12,400

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2021			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$8,841	$(6,657)	$2,184	$3,092,396
Insurance-linked securities (1)	5,663	—	5,663	15,200
Total return swaps	153	(1,079)	(926)	31,519
Interest rate swaps (2)	—	(10,489)	(10,489)	—
Other	3,059	—	3,059	—
Total derivatives not designated as hedges	$17,716	$(18,225)	$(509)

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

The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	2022	2021	2020
Foreign exchange forward contracts	$(34,902)	$(16,788)	$(32,611)
Total included in Net foreign exchange losses	$(34,902)	$(16,788)	$(32,611)
Insurance-linked securities	$2,049	$4,807	$(2,341)
Total return swaps	934	1,430	(845)
Interest rate swaps	10,594	7,020	(5,131)
TBAs	(23)	(56)	(510)
Other	—	(298)	1,376
Total included in Net realized and unrealized investment gains (losses)	$13,554	$12,903	$(7,451)
Total derivatives not designated as hedges	$(21,348)	$(3,885)	$(40,062)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2022 and 2021 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2022	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$29,889	$—	$29,889	$(258)	$(37,262)	$(7,631)
Total derivative liabilities	$(17,489)	$—	$(17,489)	$258	$15,978	$(1,253)

December 31, 2021
Total derivative assets	$17,716	$—	$17,716	$—	$(34,764)	$(17,048)
Total derivative liabilities	$(18,225)	$—	$(18,225)	$—	$1,671	$(16,554)

(1)Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.
6. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio, Aurigen and Claims Analytics at December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible assets	Total intangible assets
Balance at December 31, 2019	$456,380	$107,983	$9,555	$117,538
Foreign currency translation	—	119	—	119
Intangible assets amortization	n/a	(9,988)	n/a	(9,988)
Balance at December 31, 2020	$456,380	$98,114	$9,555	$107,669
Foreign currency translation	—	10	—	10
Intangible assets amortization	n/a	(8,861)	n/a	(8,861)
Balance at December 31, 2021	$456,380	$89,263	$9,555	$98,818
Foreign currency translation	—	(137)	—	(137)
Intangible assets amortization	n/a	(8,912)	n/a	(8,912)
Balance at December 31, 2022	$456,380	$80,214	$9,555	$89,769

n/a: Not applicable
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	December 31, 2022			December 31, 2021
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Renewal rights	$48,163	$(43,032)	$5,131	$48,163	$(40,786)	$7,377
Customer relationships	67,611	(56,850)	10,761	67,748	(52,661)	15,087
Life VOBA	75,583	(11,261)	64,322	75,583	(8,784)	66,799
Total definite-lived intangible assets	$191,357	$(111,143)	$80,214	$191,494	$(102,231)	$89,263
Indefinite-lived intangible assets:
Insurance licenses	9,555	n/a	9,555	9,555	n/a	9,555
Total intangible assets	$200,912	$(111,143)	$89,769	$201,049	$(102,231)	$98,818

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 10-13 years for renewal rights and customer relationships, and 100 years for life VOBA.
The allocation of goodwill to the Company’s segments at December 31, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2022	2021
P&C segment	$242,376	$242,376
Specialty segment	196,047	196,047
Life and Health segment	17,957	17,957
Total	$456,380	$456,380
The estimated future amortization expense related to the Company’s definite-lived intangible assets is as follows (in thousands of U.S. dollars):

Year	VOBA	Other definite- lived intangible assets	Total definite- lived intangible assets
2023	$2,272	$5,641	$7,913
2024	2,296	4,960	7,256
2025	2,070	4,367	6,437
2026	1,892	402	2,294
2027	2,238	402	2,640
Thereafter	53,554	120	53,674
Total	$64,322	$15,892	$80,214
7. Non-life and Life and Health Reserves
(a) Non-life reserves
Non-life reserves are categorized into three types of reserves: case reserves, ACRs and IBNR reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. See also Note 2(b). The Company’s gross liability for non-life reserves at December 31, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	December 31, 2022	December 31, 2021
Case reserves	$5,110,575	$4,881,892
ACRs	159,821	140,464
IBNR reserves	7,455,235	7,025,436
Non-life reserves	$12,725,631	$12,047,792

The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	2022	2021	2020
Gross liability at beginning of year	$12,047,792	$11,395,321	$10,363,383
Reinsurance recoverable at beginning of year	1,532,666	782,330	754,795
Net liability at beginning of year	10,515,126	10,612,991	9,608,588
Net incurred losses related to:
Current year	3,533,087	3,637,671	3,945,248
Prior years	(219,853)	(194,426)	71,456
	3,313,234	3,443,245	4,016,704
Net paid losses related to:
Current year	(419,633)	(437,938)	(459,718)
Prior years	(2,238,503)	(2,535,057)	(2,772,886)
	(2,658,136)	(2,972,995)	(3,232,604)
Retroactive reinsurance recoverable adjustment	(35,695)	(357,864)	—
Effects of foreign exchange rate changes and other	(260,709)	(210,251)	220,303
Net liability at end of year	10,873,820	10,515,126	10,612,991
Reinsurance recoverable at end of year	1,851,811	1,532,666	782,330
Gross liability at end of year	$12,725,631	$12,047,792	$11,395,321
Prior Years' Reserve Development
For the year ended December 31, 2022, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both the P&C and Specialty segments and a reduction in unallocated loss adjustment expenses. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the motor, catastrophe, and casualty business. The favorable loss emergence within the Specialty segment was across multiple accident years, predominantly from the financial risks, engineering, marine, and property business, which was partially offset by adverse loss emergence in the aviation business.
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

Retroactive Reinsurance Recoverable
During the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement related to prior underwriting years on the Company's U.S. casualty and auto business within the P&C segment. Premium paid for the loss portfolio transfer and adverse development cover agreement, resulted in a cash transfer for the premium at inception of the agreement, and a reinsurance recoverable of $394 million at December 31, 2022 and $358 million at December 31, 2021. At December 31, 2022 and 2021, as a result of adverse prior years reserve development ceded under this agreement, a deferred gain of $47 million and $20 million, respectively, was recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheets. This transaction is presented retrospectively in the net loss and loss expenses incurred development table for the Casualty business in Section (c) below. Reinsurance recoveries under this transaction are attributed to calendar year and accident year based on the underlying distribution of losses subject to the agreement.
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
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2022 and 2021 included $42 million and $44 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2022 and 2021 was $49 million and $52 million, respectively.
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
(b) Life and Health Reserves
The reconciliation of the beginning and ending gross and net liability for life and health reserves for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	2022	2021	2020
Gross liability at beginning of period	$2,638,086	$2,704,229	$2,417,044
Reinsurance recoverable at beginning of period	21,000	35,662	16,183
Net liability at beginning of period	$2,617,086	$2,668,567	$2,400,861
Net incurred losses (1)	1,434,169	1,440,739	1,318,196
Net losses paid	(1,390,848)	(1,413,316)	(1,230,383)
Effects of foreign exchange rate changes and other	(181,789)	(78,904)	179,893
Net liability at end of period	$2,478,618	$2,617,086	$2,668,567
Reinsurance recoverable at end of period	31,675	21,000	35,662
Gross liability at end of period	$2,510,293	$2,638,086	$2,704,229

(1)During 2021 and 2020, certain life and health treaties were recaptured, resulting in total gains upon recapture of $15 million and $28 million respectively, recorded as a reduction to net incurred losses.
Net incurred losses includes unfavorable prior years' reserve development of $46 million for the year ended December 31, 2022, favorable prior years' reserve development of $5 million for the year ended December 31, 2021, and unfavorable prior years' reserve development of $52 million for the year ended December 31, 2020, which was driven by the Company's disability business.
The Company used interest rate assumptions to estimate its liabilities for policy benefits for life and annuity contracts which ranged from 0% to 11% at December 31, 2022, 2021 and 2020.
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
(c) Losses and Loss Expenses
Losses and loss expenses in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 were comprised as follows (in thousands of U.S. dollars):

	2022	2021	2020
Non-life	$3,313,234	$3,443,245	$4,016,704
Life and Health	1,434,169	1,440,739	1,318,196
Losses and loss expenses	$4,747,403	$4,883,984	$5,334,900
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2013 through 2022, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2013 through 2022, are presented in the tables below (in thousands of U.S. dollars). The tables below reflect losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the Losses and loss expenses in the Consolidated Statement of Operations reflect losses incurred at the average exchange rate for the period.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,											December 31, 2022
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$2,664,745	$2,722,788	$2,400,977	$3,277,749	$2,787,608	$2,313,004	$2,301,835	$2,276,767	$2,262,098	$2,242,254	$23,890
2014		2,481,720	2,514,200	2,368,967	2,349,869	2,353,759	2,315,021	2,277,135	2,262,546	2,232,454	35,019
2015			2,502,854	2,611,184	2,527,784	2,550,830	2,520,182	2,475,960	2,451,141	2,432,324	89,338
2016				2,451,204	2,559,851	2,516,126	2,486,199	2,467,920	2,484,069	2,476,383	130,477
2017					2,549,737	2,801,179	2,698,916	2,651,730	2,663,904	2,658,571	179,473
2018						2,596,552	2,974,243	2,969,810	2,972,766	3,009,359	387,763
2019							2,931,280	3,519,556	3,510,991	3,523,443	681,501
2020								4,186,395	3,586,462	3,499,097	976,332
2021									2,880,141	2,829,876	1,580,019
2022										3,410,844	2,119,500
Total										$28,314,605	$6,203,312

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$267,413	$1,237,315	$1,577,293	$1,771,134	$1,900,282	$1,997,543	$2,061,865	$2,097,390	$2,121,980	$2,146,574
2014		336,270	1,291,273	1,594,146	1,810,171	1,946,054	2,044,804	2,118,939	2,164,676	2,196,720
2015			306,562	1,159,655	1,564,173	1,798,537	1,959,722	2,067,935	2,142,234	2,198,481
2016				321,351	1,272,443	1,627,697	1,893,694	2,030,728	2,123,169	2,211,977
2017					394,394	1,421,140	1,804,959	2,072,838	2,195,236	2,314,529
2018						271,827	1,276,542	1,811,055	2,093,543	2,283,931
2019							462,939	1,438,793	1,961,928	2,341,116
2020								480,122	1,277,034	1,805,063
2021									373,191	1,088,143
2022										394,598
Total										$18,981,132

Net reserves for accident years and exposures included in the triangles										$9,333,473
All outstanding liabilities before accident year 2013, net of reinsurance										1,239,090
Total outstanding liabilities for unpaid claims										$10,572,563

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Non-life	13%	33%	15%	10%	6%	4%	3%	2%	1%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,											December 31, 2022
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$622,984	$560,072	$519,883	$505,636	$500,527	$492,673	$490,699	$489,268	$487,571	$485,091	$421
2014		469,568	488,446	463,409	458,609	452,907	450,487	447,816	447,894	444,808	588
2015			537,193	565,816	537,792	528,106	524,147	519,568	525,203	523,475	1,175
2016				663,490	681,050	644,349	625,873	622,562	624,375	623,593	2,622
2017					971,607	1,022,186	952,613	923,025	915,166	910,105	3,934
2018						805,960	820,675	799,735	778,867	766,591	10,844
2019							703,097	782,453	720,079	711,928	45,376
2020								1,252,575	1,070,935	1,061,772	134,726
2021									919,517	918,629	202,188
2022										944,920	557,288
Total										$7,390,912	$959,162

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$90,086	$320,510	$419,541	$453,191	$469,346	$472,517	$477,180	$479,094	$479,023	$479,578
2014		95,013	323,309	395,102	423,339	432,567	438,152	442,581	444,798	445,375
2015			85,015	330,876	435,539	469,036	481,879	489,195	498,557	501,524
2016				132,914	446,804	538,988	579,381	595,159	604,980	609,257
2017					214,026	694,240	805,627	853,945	862,942	870,638
2018						81,830	494,608	628,458	666,919	687,439
2019							78,527	426,566	545,163	586,587
2020								115,165	515,030	681,851
2021									121,453	491,546
2022										103,876
Total										$5,457,671

Net reserves for accident years and exposures included in the triangles										$1,933,241
All outstanding liabilities before accident year 2013, net of reinsurance										122,792
Total outstanding liabilities for unpaid claims										$2,056,033

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Property	15%	47%	16%	6%	2%	1%	1%	—%	—%	—%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,											December 31, 2022
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$747,448	$853,023	$757,402	$734,732	$732,716	$726,420	$714,114	$695,346	$691,195	$678,905	$19,235
2014		804,571	848,698	814,622	810,349	826,000	791,768	766,415	753,383	739,605	28,354
2015			699,327	783,275	761,091	803,497	770,242	751,652	726,451	714,608	76,827
2016				670,767	756,954	767,366	747,814	740,047	750,268	747,402	103,979
2017					621,095	743,114	720,966	709,881	716,862	720,732	136,389
2018						767,559	905,491	895,978	903,353	920,169	258,229
2019							999,955	1,226,210	1,272,980	1,273,687	519,757
2020								1,344,430	1,115,751	1,094,890	624,521
2021									1,013,896	967,726	920,590
2022										1,495,131	1,043,559
Total										$9,352,855	$3,731,440

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$49,468	$152,575	$260,249	$339,320	$410,241	$470,029	$510,855	$533,983	$558,218	$578,496
2014		69,119	189,458	292,152	387,182	470,964	536,883	594,035	631,367	654,893
2015			73,252	184,520	303,213	398,790	505,067	577,907	627,964	667,748
2016				28,304	140,081	244,560	369,651	455,982	520,069	586,050
2017					55,617	157,792	246,615	334,296	411,806	488,164
2018						59,105	201,190	323,510	425,887	532,717
2019							100,639	274,821	430,192	580,304
2020								112,281	176,740	304,592
2021									80,434	225,846
2022										120,660
Total										$4,739,470

Net reserves for accident years and exposures included in the triangles										$4,613,385
All outstanding liabilities before accident year 2013, net of reinsurance										1,023,715
Total outstanding liabilities for unpaid claims										$5,637,100

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Casualty	8%	14%	13%	13%	12%	9%	7%	5%	3%	3%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,											December 31, 2022
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$1,294,313	$1,309,693	$1,123,692	$2,037,381	$1,554,365	$1,093,911	$1,097,022	$1,092,153	$1,083,332	$1,078,258	$4,234
2014		1,207,581	1,177,056	1,090,936	1,080,911	1,074,852	1,072,766	1,062,904	1,061,269	1,048,041	6,077
2015			1,266,334	1,262,093	1,228,901	1,219,227	1,225,793	1,204,740	1,199,487	1,194,241	11,336
2016				1,116,947	1,121,847	1,104,411	1,112,512	1,105,311	1,109,426	1,105,388	23,876
2017					957,035	1,035,879	1,025,337	1,018,824	1,031,876	1,027,734	39,150
2018						1,023,033	1,248,077	1,274,097	1,290,546	1,322,599	118,690
2019							1,228,228	1,510,893	1,517,932	1,537,828	116,368
2020								1,589,390	1,399,776	1,342,435	217,085
2021									946,728	943,521	457,241
2022										970,793	518,653
Total										$11,570,838	$1,512,710

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2013	$127,859	$764,230	$897,503	$978,623	$1,020,695	$1,054,997	$1,073,830	$1,084,313	$1,084,739	$1,088,500
2014		172,138	778,506	906,892	999,650	1,042,523	1,069,769	1,082,323	1,088,511	1,096,452
2015			148,295	644,259	825,421	930,711	972,776	1,000,833	1,015,713	1,029,209
2016				160,133	685,558	844,149	944,662	979,587	998,120	1,016,670
2017					124,751	569,108	752,717	884,597	920,488	955,727
2018						130,892	580,744	859,087	1,000,737	1,063,775
2019							283,773	737,406	986,573	1,174,225
2020								252,676	585,264	818,620
2021									171,304	370,751
2022										170,062
Total										$8,783,991

Net reserves for accident years and exposures included in the triangles										$2,786,847
All outstanding liabilities before accident year 2013, net of reinsurance										92,583
Total outstanding liabilities for unpaid claims										$2,879,430

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Specialty	15%	39%	16%	10%	4%	3%	1%	1%	—%	—%
The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by our cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.

The reconciliation of the net incurred and paid claims development information above to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2022 was as follows (in thousands of U.S. dollars):

December 31, 2022
Total outstanding liability for unpaid claims
Property	$2,056,033
Casualty	5,637,100
Specialty	2,879,430
Total outstanding liabilities for unpaid claims	$10,572,563
Unallocated loss expenses	$119,274
U.S. health net reserves (1)	168,146
Other	13,837
Total other liabilities	$301,257
Net liability at end of year	$10,873,820

Reinsurance recoverable on unpaid claims
Property	$922,141
Casualty	585,737
Specialty	343,933
Reinsurance recoverable at end of year	$1,851,811
Gross liability at end of year	$12,725,631

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
The Company established Lorenz Re Ltd. (“Lorenz Re”), a special purpose insurer registered as a segregated accounts company in Bermuda, as part of its third party capital platform to provide third party investors with access to portfolios of risk in the global reinsurance markets. Lorenz Re operates by providing fully collateralized reinsurance capacity to certain of the Company's operating subsidiaries in respect of multiple lines of business. Lorenz Re raises capital primarily from third party investors seeking exposure to the global reinsurance markets by issuing non-voting redeemable preferred shares in its individual segregated accounts. The proceeds from issuance of these preferred shares are deposited into trust accounts collateralizing varying portfolios of potential reinsurance recoverables, which have established investment guidelines that generally require assets to be held as either cash and cash equivalents or in U.S. government issued securities of high credit quality. For the years ended December 31, 2022, 2021 and 2020, the Company ceded premium written to Lorenz Re’s segregated cells of $664 million, $634 million and $81 million, respectively, and recorded a Reinsurance recoverable on paid and unpaid losses from the segregated cells of $921 million and $592 million as at December 31, 2022 and 2021, respectively.
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing an allowance for reinsurance recoverable balances, the Company considers historical information, financial strength and credit ratings of reinsurers, collateralization amounts and the remaining expected life of reinsurance recoverable balances to determine the appropriateness of the allowance. Historically, the Company has not experienced material credit losses from retrocessional agreements. In assessing future default for reinsurance recoverable balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assesses the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2022 and 2021, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million.

(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Assumed, ceded and net amounts for the years ended December 31, 2022, 2021 and 2020 were as follows (in thousands of U.S. dollars):

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2022
Non-life	$7,015,422	$6,696,769	$4,024,931
Life and Health	1,673,857	1,674,091	1,476,353
Assumed	$8,689,279	$8,370,860	$5,501,284

Non-life	$1,116,672	$1,085,317	$711,697
Life and Health	28,412	28,426	42,184
Ceded	$1,145,084	$1,113,743	$753,881

Non-life	$5,898,750	$5,611,452	$3,313,234
Life and Health	1,645,445	1,645,665	1,434,169
Net	$7,544,195	$7,257,117	$4,747,403

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2021
Non-life	$6,557,055	$6,274,418	$4,212,465
Life and Health	1,646,870	1,651,485	1,454,065
Assumed	$8,203,925	$7,925,903	$5,666,530

Non-life	$1,046,227	$944,862	$769,220
Life and Health	23,680	24,519	13,326
Ceded	$1,069,907	$969,381	$782,546

Non-life	$5,510,828	$5,329,556	$3,443,245
Life and Health	1,623,190	1,626,966	1,440,739
Net	$7,134,018	$6,956,522	$4,883,984

	Premiums Written	Premiums Earned	Losses and Loss Expenses
2020
Non-life	$5,376,703	$5,571,201	$4,358,975
Life and Health	1,499,222	1,505,819	1,344,117
Assumed	$6,875,925	$7,077,020	$5,703,092

Non-life	$550,784	$516,672	$342,271
Life and Health	24,283	23,522	25,921
Ceded	$575,067	$540,194	$368,192

Non-life	$4,825,919	$5,054,529	$4,016,704
Life and Health	1,474,939	1,482,297	1,318,196
Net	$6,300,858	$6,536,826	$5,334,900

9. Debt
The debt outstanding and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2022 and 2021 was comprised as follows (in thousands):

		December 31, 2022		December 31, 2021
	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes due 2029	$500,000	$497,073	$462,521	$496,620	$561,099
Senior notes due 2026	€750,000	794,368	721,807	843,950	882,126
Junior subordinated notes due 2050	$500,000	494,638	428,250	494,445	526,522
Capital efficient notes due 2066	$61,924	61,924	54,247	62,484	55,248
Debt		$1,848,003	$1,666,825	$1,897,499	$2,024,995
Senior notes due 2029
In June 2019, PartnerRe Finance B LLC, an indirect wholly-owned financing subsidiary of the Company, issued $500 million aggregate principal amount of 3.700% senior notes at a price of 99.783% of the principal amount. The net proceeds of the issuance, after consideration of the offering discount and underwriting expenses and commissions, totaled $496 million. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption requiring the payment of a make-whole premium. Commencing on January 2, 2020, interest on these notes is payable semi-annually at an annual fixed rate of 3.700%. Unless previously redeemed, the notes mature on July 2, 2029. These senior notes are ranked as senior unsecured obligations of PartnerRe Finance B LLC and PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these senior notes. PartnerRe Ltd.’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Senior notes due 2026
In September 2016, PartnerRe Ireland Finance DAC, an indirect wholly-owned financing subsidiary of the Company, issued €750 million aggregate principal amount of 1.250% senior notes at a price of 99.144% of the principal amount, which are listed in the main securities market of the Irish Stock Exchange. Interest is payable annually commencing on September 15, 2017. These senior notes may be redeemed at the option of the issuer, in whole or in part, at any time. Unless previously redeemed, the notes mature on September 15, 2026. These senior notes are ranked as senior unsecured obligations of PartnerRe Ireland Finance DAC. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Ireland Finance DAC under these senior notes. PartnerRe Ltd.’s obligations under this guarantee are senior and unsecured and rank equally with all other senior unsecured indebtedness.
Junior subordinated notes due 2050
In September 2020, PartnerRe Finance B LLC issued $500 million aggregate principal amount of 4.500% fixed-rate reset junior subordinated notes at par. The net proceeds of the issuance, after consideration of the underwriting expenses, commissions and other expenses, totaled $494 million. Commencing on April 1, 2021, interest on these notes is payable semi-annually at an annual fixed rate of 4.500% until the first reset date on October 1, 2030. From the first reset date, and resetting every five years thereafter, the notes will bear interest at an annual rate equal to the five-year treasury rate plus 3.815%. These junior subordinated notes may be redeemed at the option of the issuer, in whole or in part, at any time, with early redemption outside of a par call period requiring the payment of a make-whole premium. Par call periods occur between April 1 and October 1 in each year in which the interest rate resets. Early redemption prior to October 1, 2025 is subject to the Bermuda Monetary Authority's approval. Unless previously redeemed, the notes mature on October 1, 2050. These notes are ranked as unsecured junior subordinated obligations, and will rank junior in right of payment to all outstanding and future senior indebtedness of PartnerRe Finance B LLC. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance B LLC related to these junior subordinated notes. PartnerRe Ltd.’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all its outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.
Capital efficient notes due 2066
In November 2006, PartnerRe Finance II Inc., an indirect wholly-owned financing subsidiary of the Company, issued Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes (CENts) with a principal amount of $250 million. In March 2009, $187 million of the principal amount was extinguished, with an additional $900 thousand of the principal amount extinguished in June 2019 and $560 thousand in December 2022. As a result, the remaining aggregate principal amount of the CENts as at December 31,

2022 and 2021 was $62 million. Interest on the CENts is payable quarterly at an annual rate of 3-month LIBOR plus a margin equal to 2.325%, reset quarterly. Since December 1, 2016, PartnerRe Finance II Inc. has had the right to defer one or more interest payments for up to ten years to December 1, 2026. The CENts are currently redeemable at the option of the issuer, in whole or in part, and are ranked as junior subordinated unsecured obligations of PartnerRe Finance II Inc. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. related to these junior subordinated notes. PartnerRe Ltd.’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all its outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.
10. Shareholders’ Equity
Authorized Shares
At December 31, 2022 and 2021, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
At December 31, 2021, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by EXOR Nederland N.V. On July 12, 2022, Covéa Coopérations S.A. completed the acquisition of all Class A common shares of PartnerRe Ltd. from EXOR Nederland N.V., and at December 31, 2022, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by Covéa Coopérations S.A.
See Note 13 for discussion of Class B and C common shares.
Redeemable Preferred Shares
On March 15, 2021, the Company issued 8,000,000 4.875% Series J fixed rate non-cumulative redeemable preferred shares at a par value of $1.00 per share and a redemption price of $200 million. The Company incurred issuance costs directly attributable to the new preferred shares of $6 million. The Series J preferred shares will remain outstanding into perpetuity, unless and until the Company decides to redeem them. The shares are not callable by the Company until March 15, 2026. On and after March 15, 2026, the Series J Preferred Shares will be redeemable at the Company’s option, in whole or from time to time in part, at a redemption price equal to $25 per Series J Preferred Share, plus declared and unpaid dividends. Dividends on the Series J preferred shares are non-cumulative and are payable quarterly in arrears. In the event of liquidation of the Company, the Series J preferred shares rank senior to the common shares, and the holders of the preferred shares would receive a distribution of $25 per share plus any declared but unpaid dividends. The Series J preferred shares were the only preferred shares issued and outstanding at December 31, 2022 and 2021.
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

11. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish, Canadian and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory accounting practices. On December 16, 2021, Exor signed a definitive agreement with Covéa Coopérations S.A., under which Covéa Coopérations S.A agreed to purchase all of the common shares of PartnerRe Ltd. from Exor. Consummation of this transaction occurred on July 12, 2022. The Company has not paid any dividends since July 12, 2022. At December 31, 2022, given the Company complied with its Bermuda solvency requirements, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2022, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include the elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value, the deferral of gains on retroactive reinsurance on non-life business and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and minimum liquidity ratios, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR) and to maintain a minimum general business liquidity ratio equal to the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. During 2023, the maximum dividend that PartnerRe Bermuda can pay without prior regulatory approval is approximately $789 million. The reporting deadline for the annual submission is April 30, 2023.
PartnerRe Europe is subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lay down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is April 8, 2023.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. In connection with the acquisition by Covéa, it was agreed that PartnerRe US would not take action to declare or distribute any dividend for the two year period from July 12, 2022 to July 12, 2024 without the prior approval of the New York State Department of Financial Services. The maximum dividend that can be declared and paid without prior approval is limited, to the lesser of adjusted net investment income or 10% of its total statutory capital and surplus as of the most recently filed annual statement. The reporting deadline for the annual filing is March 1, 2023.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2023.
PartnerRe Canada may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations. Dividends and capital distributions are subject to regulations under the Insurance Companies Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI). The reporting deadline for the annual filing is March 1, 2023.
The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2022 are due to be submitted to the relevant regulatory authorities later in 2023, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities. As a result, the comparative figures in the tables below reflect final figures submitted to regulatory authorities for 2021 and 2020.
The statutory net income (loss) of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada for the years ended December 31, 2022, 2021 and 2020 was as follows (in millions of U.S. dollars):

	2022	2021	2020
PartnerRe Bermuda	$(139)	$900	$(52)
PartnerRe Europe	$(329)	$28	$237
PartnerRe U.S.	$242	$68	$28
PartnerRe Asia	$(31)	$(6)	$(2)
PartnerRe Canada	$(14)	$(12)	$13
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada at December 31, 2022 and 2021 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda (1)		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia		PartnerRe Canada
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Required statutory capital and surplus	$2,725	$2,846	$1,537	$1,873	$1,356	$1,244	$47	$50	$1,144	$999
Actual statutory capital and surplus	$5,816	$6,004	$2,672	$2,744	$1,928	$1,369	$215	$249	$1,392	$1,240

(1)Required statutory capital and surplus is calculated at the Target Capital Level
In addition to the required statutory capital and surplus requirements for the reinsurance subsidiaries in the table above, the Company is required to assess its solvency capital needs both at a Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor, the Bermuda Monetary Authority is tasked with assessing the financial condition of the Group and coordinates the dissemination of information to other relevant authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law. The Company is currently completing the 2022 group BSCR, which must be filed with the BMA on or before May 31, 2023, and at this time, we expect we will exceed the ECR.
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
The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries and branches are subject to tax are Canada, France, Hong Kong, Ireland, Singapore, Switzerland and the U.S.
Income tax returns are open for examination for the tax years 2013-2022 in the U.S., 2017-2022 in Hong Kong and Canada, 2018-2022 in Singapore, France and Ireland, and 2021-2022 in Switzerland. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.

Income tax expense (benefit) for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	2022	2021	2020
Current income tax expense (benefit)
U.S.	$93,906	$31,216	$(97,155)
Non U.S.	20,622	18,293	44,764
Total current income tax expense (benefit)	$114,528	$49,509	$(52,391)
Deferred income tax (benefit) expense
U.S.	$(14,428)	$(9,404)	$60,932
Non U.S.	(70,699)	(1,687)	(25,560)
Total deferred income tax (benefit) expense	$(85,127)	$(11,091)	$35,372
Unrecognized tax expense (benefit)
U.S.	$—	$—	$—
Non U.S.	1,933	(199)	3,928
Total unrecognized tax expense (benefit)	$1,933	$(199)	$3,928
Total income tax expense (benefit)
U.S.	$79,478	$21,812	$(36,223)
Non U.S.	(48,144)	16,407	23,132
Total income tax expense (benefit)	$31,334	$38,219	$(13,091)
(Loss) income before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to (loss) income before taxes was as follows for the years ended December 31, 2022, 2021 and 2020 (in thousands of U.S. dollars):

	2022	2021	2020
Domestic (Bermuda)	$(205,731)	$636,043	$3,894
Foreign	(852,964)	125,580	237,204
(Loss) income before taxes	$(1,058,695)	$761,623	$241,098

Reconciliation of effective tax rate (% of (loss) income before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	14.2	5.7	15.5
Impact of foreign exchange gains or losses	(0.3)	(0.1)	(8.1)
Unrecognized tax (expense) benefit	(0.2)	—	1.6
Tax-exempt income and expenses not deductible	0.1	(0.4)	(1.4)
Foreign branch tax	3.5	0.1	(3.3)
Valuation allowance	(17.6)	0.6	3.4
Other	(2.7)	(0.9)	(13.1)
Actual tax rate	(3.0)%	5.0%	(5.4)%
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

The components of net tax assets and liabilities at December 31, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	December 31, 2022	December 31, 2021
Net tax assets	$164,384	$154,472
Net tax liabilities	(29,154)	(90,974)
Net tax assets	$135,230	$63,498

	December 31, 2022	December 31, 2021
Net current tax assets	$108,836	$117,872
Net deferred tax assets (liabilities)	37,103	(45,098)
Net unrecognized tax benefit	(10,709)	(9,276)
Net tax assets	$135,230	$63,498
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	December 31, 2022	December 31, 2021
Deferred tax assets
Discounting of loss reserves and adjustment to life policy reserves	$18,049	$18,340
Foreign tax credit carryforwards	211,023	180,510
Tax loss carryforwards	123,597	106,555
Unearned premiums	46,029	36,421
Statutory basis funds held	—	58,899
Unrealized depreciation and timing differences on foreign exchange revaluations	—	3,838
Unrealized depreciation and timing differences on investments	170,720	—
Other deferred tax assets	37,423	47,034
	$606,841	$451,597
Valuation allowance	(399,329)	(211,798)
Deferred tax assets	$207,512	$239,799
Deferred tax liabilities
Deferred acquisition costs	$92,459	$75,924
Goodwill and other intangibles	55,882	56,870
Statutory basis reserves	—	114,240
Equalization reserves	8,235	7,192
Unrealized appreciation and timing differences on investments	—	4,877
Other deferred tax liabilities	13,833	25,794
Deferred tax liabilities	$170,409	$284,897
Net deferred tax assets (liabilities)	$37,103	$(45,098)
Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2022 relates to a foreign tax credit carryforward of $211 million in Ireland, a net unrealized investment loss position in the United States generating a deferred tax asset of $148 million, and net deferred tax assets of $22 million in the United States, $11 million in the United Kingdom and $7 million in Canada. The valuation allowance recorded at December 31, 2021 related to a foreign tax credit carryforward of $181 million in Ireland, and net deferred tax assets of $13 million in the United States, $12 million in the United Kingdom and $6 million in Canada,
At December 31, 2022, the deferred tax assets included $70 million in aggregate tax loss carryforwards (after valuation allowance) including: $26 million in Switzerland, $20 million in Singapore, $10 million in the United States, $9 million in Ireland, $2 million in both the United Kingdom and Hong Kong, and $1 million in Canada. At December 31, 2021, the deferred tax assets included $76 million in aggregate tax loss carryforwards (after valuation allowance) including: $44 million in the United States, $19 million in Singapore, $6 million in Switzerland, $5 million in Canada and $2 million in Hong Kong. The loss carryforwards at both December 31, 2022 and December 31, 2021 can be carried forward for an unlimited period of time except Canada which is limited to twenty years and Switzerland which is limited to seven years.

The total amount of unrecognized tax benefits for the years ended December 31, 2022, 2021 and 2020 was as follows (in thousands of U.S. dollars):

	2022	2021	2020
Balance at January 1	$9,276	$10,273	$5,689
Changes in tax positions taken during a prior year	1,933	(199)	3,870
Impact of the change in foreign currency exchange rates	(500)	(798)	714
Balance at December 31	$10,709	$9,276	$10,273
For the years ended December 31, 2022, 2021 and 2020, there were no new uncertain tax positions taken. For the years ended December 31, 2022, 2021 and 2020, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as Income tax expense (benefit) in the Consolidated Statements of Operations.
At December 31, 2022, there are no unrecognized tax benefit positions that are reasonably expected to reverse within twelve months.
13. Share-Based Incentives
The Company is authorized to issue Class C common shares (Class C shares) and restricted share units to certain executives and directors of the Company. Prior to the adoption of the new Class C shares and related restricted share unit plan in 2021, the Company was authorized to issue restricted Class B common shares (Class B shares) which ranked pari passu with Class C shares in all respects.
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
The RSUs are granted at $nil consideration and cliff vest after a three year vesting period from the date of grant, in accordance with the terms set out in the RSU Agreement and the RSU Plan provided to the Participant. An acceleration of the vesting period will occur under certain circumstances, including death or permanent disability of the Participant or change of control for the Company. Notwithstanding these provisions, the Company's Board of Directors has authority to accelerate the vesting period at its own discretion. The RSUs are eligible for imputed dividends which are subject to the same forfeiture provisions as the related RSUs. RSUs do not entitle the holder to any voting rights for the Company. RSUs are settled in unrestricted Class C shares following the vesting date.
Class C shares can also be purchased by or granted to certain executives or non-executive directors of the Company, provided requisite approvals have been granted, at the discretion of the Company's Board of Directors. Purchases of Class C shares are based on the latest U.S. GAAP book value as of the applicable valuation date.
Unrestricted Class C shares can be sold back to the Company at a redemption price based on the Company’s U.S. GAAP book value per share as of the applicable valuation date, at the discretion of the Company as further defined in the RSU Agreement and RSU Plan. The RSU Plan requires that the Participant can only sell Class C shares back to the Company provided that the Participant holds cumulative Class C shares and RSUs in the amount of a minimum of two times their gross annual LTI target value, unless otherwise agreed (the “Minimum Holding Requirement”).
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

Prior to 2021, grants of restricted Class B shares were made by the Company twice per year as of March 1 or September 1, and the number of shares granted was determined based on a LTI award amount divided by the latest U.S. GAAP book value (or common shareholder's equity) per share published as of the most recent valuation date, being either December 31 or June 30. The granted Class B shares in some instances were issued net of share equivalent to settle related withholding taxes. Restricted Class B shares were granted at $nil consideration and were restricted from sale for a period of up to three years from the date of grant. An acceleration of the restriction period could occur under certain circumstances, including death, permanent disability, retirement of the shareholder, or change of control for the Company. Notwithstanding these provisions, the Company's Board of Directors had authority to accelerate the restriction period at its own discretion. Purchases of unrestricted Class B shares were based on the latest U.S. GAAP book value as of the applicable valuation date.
All Class B shares were extinguished in 2022 and there were no longer any Class B shares issued or outstanding as at December 31, 2022.
Summary of Activity
Restricted Class B shares, Class C shares and RSUs granted are recognized at fair value over the requisite service period. The Company has elected to recognize forfeitures as they occur rather than estimating service-based forfeitures over the requisite service period.
In July 2022, Covéa completed the acquisition of PartnerRe Ltd. from Exor. Upon the change of control, all Class B shares, Class C shares and RSUs vested and were repurchased by the Company, with the exception of Class C shares and RSUs issued in 2022. The repurchase price for all Class B shares, Class C shares and RSUs was based on a valuation utilizing the Covéa acquisition purchase price per share of the Company. The Company's total settlement amount paid upon change of control was $43 million, net of $3 million of tax withholding, which included $40 million paid for granted shares and RSUs and $3 million for certain shares that were previously purchased by executives and directors of the Company.
Included in Accounts payable, accrued expense and other in the Consolidated Balance Sheets was a liability of $7 million for Class C Shares and RSUs at December 31, 2022, and a liability of $24 million for Class B shares, Class C shares and RSUs at December 31, 2021. The compensation expense related to Class B shares, Class C shares and RSUs for the years ended December 31, 2022, 2021, and 2020 was $29 million, $13 million and $11 million, respectively, included in Other expenses in the Company's Consolidated Statements of Operations. The 2022 expense included the impact of accelerated vesting of Class B shares, Class C shares and RSUs due to the change of control.
As of December 31, 2022, there was $17 million of total unrecognized compensation cost related to RSUs, which will be recognized on a weighted average basis during the next 2.0 years.
The following tables provide activity summaries of the Company's Class B shares, Class C shares, and RSUs outstanding:

RSUs (1)
Outstanding December 31, 2020	—
Granted	263,214
Outstanding December 31, 2021	263,214
Forfeitures	(2,964)
Accelerated vesting and repurchase upon change of control	(260,250)
Granted	265,805
Outstanding December 31, 2022	265,805

(1)For RSUs, the number of grants in the table are shown at the maximum number that can be attained if the performance conditions are fully met for personal and Company performance. Forfeitures represent adjustments to grants falling below the maximum attainable as a result of not fully meeting the performance conditions.

	Restricted Class C shares	Unrestricted Class C shares	Total Class C shares
Outstanding December 31, 2020	—	—	—
Granted	7,373	—	7,373
Purchased	—	2,072	2,072
Outstanding December 31, 2021	7,373	2,072	9,445
Accelerated vesting and repurchase upon change of control	(7,373)	(5,819)	(13,192)
Granted	7,666	3,747	11,413
Outstanding December 31, 2022	7,666	—	7,666

	Restricted Class B shares	Unrestricted Class B shares	Total Class B shares
Outstanding December 31, 2019	179,332	102,436	281,768
Granted	167,202	—	167,202
Purchased	—	38,838	38,838
Repurchased	(129,583)	(83,561)	(213,144)
Expiration of restricted period	(27,785)	27,785	—
Outstanding December 31, 2020	189,166	85,498	274,664
Repurchased	(29,048)	(22,957)	(52,005)
Expiration of restricted period	(20,298)	20,298	—
Outstanding December 31, 2021	139,820	82,839	222,659
Expiration of restricted period	(32,168)	32,168	—
Accelerated vesting and repurchase upon change of control	(107,652)	(115,007)	(222,659)
Outstanding December 31, 2022	—	—	—
14. Retirement Benefit Arrangements
For employee retirement benefits, the Company maintains certain defined contribution plans and other active and frozen defined benefit plans.
Defined Contribution Plans
Contributions are made by the Company, and in some locations, these contributions are supplemented by the local plan participants. Contributions are based on a percentage of the participant’s base salary depending upon competitive local market practice and vesting provisions meeting legal compliance standards and market trends. The accumulated benefits for the majority of these plans vest immediately or over a period of up to four years. As required by law, certain retirement plans also provide for death and disability benefits and lump sum indemnities to employees upon retirement.
The Company incurred expenses for these defined contribution arrangements of $13 million for the years ended December 31, 2022, 2021 and 2020, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.

Active Defined Benefit Plan
The majority of the defined benefit obligation at December 31, 2022 relates to a hybrid plan accounted for as a defined benefit plan under U.S. GAAP for the Company’s Zurich office employees (the Zurich Plan).
At December 31, 2022 and 2021, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2022	2021
Underfunded pension obligation at beginning of year	$32,636	$62,050
Change in pension obligation
Service cost	$8,746	$11,811
Interest cost	373	228
Plan participants’ contributions	3,792	4,048
Actuarial gain	(37,992)	(24,211)
Benefits paid	(4,576)	(1,651)
Foreign currency adjustments	(3,736)	(8,735)
Settlements	—	(20,682)
Change in pension obligation	$(33,393)	$(39,192)
Change in fair value of plan assets
Actual return on plan assets	$(14,936)	$6,847
Employer contributions	7,658	8,035
Plan participants’ contributions	3,792	4,048
Benefits paid	(4,576)	(1,651)
Foreign currency adjustments	(2,233)	(6,375)
Settlements	—	(20,682)
Change in fair value of plan assets	$(10,295)	$(9,778)
Underfunded pension obligation at end of year	$9,538	$32,636
Additional information:
Projected benefit obligation at end of year (1)	$169,527	$202,920
Fair value of plan assets at end of year	$159,989	$170,284
Underfunded pension obligation at end of year	$9,538	$32,636
Accumulated pension obligation at end of year (2)	$167,560	$194,730

(1)Represents the actuarial present value of all benefits attributed to employee service rendered to December 31, measured using assumptions as to future compensation levels
(2)Represents the actuarial present value of benefits (whether vested or non-vested) attributed to employee service rendered and compensation to December 31, with no assumption about future compensation levels
At December 31, 2022 and 2021, the underfunded pension obligation of $10 million and $33 million, respectively, was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The amounts included in Accumulated other comprehensive loss at December 31, 2022 and 2021 were cumulative gains of $6 million (net of $1 million of taxes) and cumulative losses of $7 million (net of $2 million of taxes), respectively.
The net periodic benefit cost reported in Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020 was $1 million, $8 million and $5 million, respectively.
The projected benefit obligation decreased by $33 million during 2022, driven by an update of actuarial assumptions primarily to reflect an increase in discount rates during the year. This was offset by decreases to the fair value of plan assets of $10 million, due primarily to the actual return on plan assets during the year, partially offset by $8 million in employer contributions. In 2021, the decrease in the projected benefit obligation was driven primarily by an update of actuarial demographic assumptions to reflect recently released actuarial tables, a decrease in members and $21 million of settlements during the year. This was offset by decreases to the fair value of plan assets of $10 million, due primarily to $21 million of settlements during the year, partially offset by $8 million in employer contributions and the actual return on plan assets.

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
The Zurich Plan is a partially insured scheme participating in a single investment pool under the pension provider. As at December 31, 2022 and 2021, the coverage ratio was 101% and 115%, respectively, based on the performance of the assets. The fair value of the Zurich Plan’s assets, comprised of an investment pool of funds and including cash, at December 31, 2022 and 2021 was $160 million and $170 million, respectively. The partially insured funds comprise the accumulated pension plan contributions and investment returns thereon. These funds meet the definition of Level 2 inputs of the fair value hierarchy as defined in Note 3(a). The actual return on plan assets for the year ended December 31, 2022 was a loss of $15 million and gains of $7 million and $3 million for the years ended December 31, 2021 and 2020, respectively.
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2022, 2021 and 2020 were as follows:

	2022		2021		2020
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	2.20%	0.20%	0.20%	0.10%	0.10%	0.25%
Interest crediting rate	2.20%	1.00%	1.00%	1.00%	1.00%	1.00%
Expected long-term return on plan assets	—	4.25%	—	3.50%	—	3.50%
Rate of compensation increase	2.25%	2.00%	2.00%	2.00%	2.00%	2.00%
At December 31, 2022, estimated employer contributions to be paid in 2023 related to the Zurich Plan were $8 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2023	$11,377
2024	$9,696
2025	$10,739
2026	$12,454
2027	$11,111
2028 to 2032	$52,119
15. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and government sponsored enterprises and other highly rated non-U.S. sovereign governments’ securities. At December 31, 2022 and 2021, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.

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
The Company adopted updated accounting guidance on the recognition of credit losses effective January 1, 2020. In assessing future default for reinsurance balances receivable, the Company evaluates the valuation allowance under the loss rate method and utilizes historic loss activity, adjusted for its assessment of current market conditions and reasonable and supportable forecasts on loss rates. At December 31, 2022 and 2021, the Company's allowance for credit losses for its reinsurance balances receivable was $12 million and $10 million, respectively. In assessing an allowance for funds held by reinsured companies and deposit assets, the Company considers historical information and the financial strength and credit ratings of counterparties to determine the appropriateness of the allowance. In assessing future default for these balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assessing the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2022 and 2021, the Company's allowance for credit losses was $4 million for funds held by reinsured companies and $1 million for deposit assets, respectively. See Note 8 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
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
The following table summarizes the balances related to the Company's total lease expense and provides supplemental other information related to operating leases for the year ended December 31, 2022 and 2021 (in thousands of U.S. dollars):

	2022		2021
Operating lease costs	$12,437		$14,928
Variable lease costs	1,292		904
Sublease income	—		(368)
Total lease costs	$13,729		$15,464

Other information:
Operating lease right-of-use assets (1)	$71,174		$75,010
Operating lease liabilities (2)	$79,925		$85,462
Operating lease right-of-use assets obtained in exchange for lease obligations, non-cash	$4,016		$26,553
Operating cash outflows from operating leases	$13,545		$16,874
Weighted-average remaining lease term on operating leases (3)	7.8	Yrs	8.9	Yrs
Weighted-average discount rate on operating leases (4)	2.3%		2.4%

(1)Included in Other assets in the Consolidated Balance Sheets
(2)Included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets
(3)Weighted-average remaining lease term is calculated on the basis of the remaining lease term and the lease liability balance for each lease as of the reporting date
(4)Weighted-average discount rate is calculated on the basis of the discount rate for the lease that was used to calculate the lease liability balance for each lease as of the reporting date and the remaining balance of the lease payments for each lease as of the reporting date
The following table shows the contractual maturities of the Company's operating lease liabilities at December 31, 2022 (in thousands of U.S. dollars):

Year	Expected cash flows
2023	$13,671
2024	13,642
2025	12,303
2026	12,089
2027	10,953
2028 to 2038	24,005
Discount	(6,738)
Total discounted operating lease liabilities	$79,925
The Company has additional lease commitments of $4 million related to a lease that will not commence until 2023, with a contractual lease term of 8 years. As this lease has not yet commenced, the related commitment is not included in the maturity table above or in the Consolidated Balance Sheets at December 31, 2022.
(c) Other Agreements
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $28 million, with $17 million and $6 million to be paid during 2023 and 2024, respectively, and the remainder to be paid through 2029.
The Company has entered into certain investments, including investments in VIEs (see Note 4(e)), with unfunded capital commitments. As of December 31, 2022, the Company expects to fund capital commitments totaling $447 million with $237 million, $132 million, $45 million, $20 million, and $13 million to be paid during 2023, 2024, 2025, 2026 and 2027, respectively.

In exchange for a fee, the Company has committed to provide statutory reserve support to a third party by funding loans if certain events occur. At December 31, 2022, the Company does not believe that it will be required to provide any funding under this commitment, as the occurrence of the defined events is considered remote.
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
At December 31, 2022, the Company was not a party to any litigation or arbitration that it believes could have a material adverse effect on the financial condition, results of operations or liquidity of the Company.
16. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2022, the total amount of such credit facilities available to the Company was approximately $752 million, with the significant facilities as follows:
•$400 million combined credit facility, with the first $100 million being unsecured and any further utilization secured. This credit facility matures each year on November 14, and automatically extends for a further year, unless canceled by either counterparty.
•$250 million secured credit facility, that matures each year on March 24 and automatically extends for a further year unless canceled by either counterparty.
•$100 million secured credit facility, that matures each year on December 21, and automatically extends for a further year unless canceled by either counterparty.
Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued for a total of $102 million on an unsecured basis and $479 million on a secured basis at December 31, 2022 in respect of losses and unearned premium reserves. The committed secured credit facilities maintained by the Company are used for the issuance of letters of credit which must be fully secured with either cash, government bonds and/or investment grade bonds.
The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2022, no conditions of default existed under these facilities.

17. Related Party Transactions
(a) Transactions with EXOR
Prior to the acquisition of the Company's common shares by Covéa, EXOR was a related party to PartnerRe. The following transactions occurred during EXOR's ownership of the Company.
During 2022 and 2021, the Company declared and paid to EXOR Nederland N.V. common share dividends totaling $178 million and $107 million, respectively.
In the normal course of its investment operations, the Company bought or held securities of companies affiliated with the Company, including the following:
•In 2021, the Company invested in two Exor managed funds. At December 31, 2022 and 2021, the carrying value of these investments totaled $396 million and $468 million, respectively. Net unrealized losses related to these funds of $72 million were recorded in the Consolidated Statements of Operations for the year ended December 31, 2022 (including $34 million pre-acquisition), compared to net unrealized gains of $115 million for the year ended December 31, 2021. These investments are recorded at fair value and included within Other invested assets in the Consolidated Balance Sheets.
•In 2018, the Company entered into an agreement with Exor to invest in a newly formed limited partnership, Exor Seeds L.P. At December 31, 2021, the carrying value of the Company's investment in the limited partnership was $51 million, and was accounted for using the equity method and was included within Other invested assets in the Consolidated Balance Sheets. During 2021, the Company sold its interest in Exor Seeds L.P. to Exor S.A. at a transaction price of $51 million.
•In 2017, the Company invested $500 million in two Exor managed public equity funds. At December 31, 2022 and 2021, the carrying value of these investments totaled $422 million and $1,154 million, respectively. These investments are recorded at fair value and are included within Equities in the Consolidated Balance Sheets. In conjunction with the Covéa acquisition in 2022, the Company sold a portion of these funds to EXOR for total consideration of $772 million, resulting in a realized gain of $450 million, the majority of which was included in unrealized gains in prior periods. Net realized and unrealized investment gains related to these funds of $40 million (including $24 million of losses pre-acquisition), $115 million and $91 million were recorded in the Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020, respectively.
During the years ended December 31, 2022, 2021 and 2020, the Company was a party to various agreements with Exor whereby Exor provides services in exchange for fees as follows:
•advisory services related to certain real estate investments where the Company paid approximately $265 thousand, $433 thousand and $310 thousand for services rendered in 2022, 2021 and 2020, respectively.
•investment advisory services and use of certain office space, where the Company paid $175 thousand and $259 thousand related to services provided in 2021 and 2020, respectively. This agreement was terminated in 2021.
•certain advisory services for a fee of $184 thousand for 2022, $350 thousand for 2021 and $500 thousand in 2020. This agreement terminated in 2022 in conjunction with the Covéa acquisition.
•consulting services related to certain investments such as alternative fixed income, real estate, public equity and private equity funds as well as co-invest opportunities. The related consulting service agreement was effective April 1, 2021 and the Company paid $3.9 million and $2.6 million related to services provided in 2022 and 2021, respectively. This agreement will terminate effective March 31, 2023.
Following the acquisition of the Company's common shared by Covéa, EXOR is no longer a related party to PartnerRe. The transactions discussed above were entered into at arm's-length.
(b) Transactions with Covéa
Following the acquisition, the Covéa Group meets the definition of a related party. In this context, the Covéa Group covers Covéa SGAM (Société de Groupe d’Assurance Mutuelle), its eight affiliated mutual companies, Covéa Coopérations S.A., their subsidiaries and affiliates included in their consolidated financial statements.

In the normal course of its underwriting activities, the Company entered into assumed reinsurance agreements with certain affiliates of Covéa Group. Included in the Consolidated Balance Sheets at December 31, 2022 were the following balances related to the Covéa Group (in thousands of U.S. dollars):

2022
Reinsurance balances receivable	$3,169
Non-life reserves	$95,013
Life and health reserves	$1,175
Unearned premiums	$571
Upon close of the Covéa acquisition, Covéa sold its interest in the Company's third-party capital vehicles.
The transactions between related parties discussed above were entered into at arm's-length.
(c) Other
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
The P&C segment is comprised of property and casualty business underwritten, including property catastrophe, facultative and U.S. health risks. The Specialty segment is comprised of specialty business underwritten, including treaty and facultative contracts. The Life and Health segment is comprised of mortality, morbidity, longevity and financial reinsurance solutions businesses.
Management measures results for the P&C and Specialty segments on the basis of the loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio (all defined below). Management measures results for the Life and Health segment on the basis of the allocated underwriting result, which includes underwriting result and net investment income allocated to life business.

The segment results for the years ended December 31, 2022, 2021 and 2020 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2022

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$5,025	$1,990	$7,015	$1,674	$—	$8,689
Net premiums written	$4,234	$1,665	$5,899	$1,645	$—	$7,544
(Increase) decrease in unearned premiums	(293)	5	(288)	1	—	(287)
Net premiums earned	$3,941	$1,670	$5,611	$1,646	$—	$7,257
Losses and loss expenses	(2,410)	(903)	(3,313)	(1,434)	—	(4,747)
Acquisition costs	(995)	(435)	(1,430)	(111)	—	(1,541)
Technical result	$536	$332	$868	$101	$—	$969
Other income	—	—	—	39	1	40
Other expenses	(84)	(35)	(119)	(93)	(203)	(415)
Underwriting result	$452	$297	$749	$47	n/a	$594
Net investment income				74	324	398
Allocated underwriting result				$121	n/a	n/a
Net realized and unrealized investment losses					(1,969)	(1,969)
Interest expense					(55)	(55)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(29)	(29)
Income tax expense					(31)	(31)
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(1,090)
Loss ratio (1)	61.2%	54.1%	59.0%
Acquisition ratio (2)	25.2	26.0	25.5
Technical ratio (3)	86.4%	80.1%	84.5%
Other expense ratio (4)	2.1	2.1	2.1
Combined ratio (5)	88.5%	82.2%	86.6%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Segment Information
For the year ended December 31, 2021

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,541	$2,016	$6,557	$1,647	$—	$8,204
Net premiums written	$3,722	$1,789	$5,511	$1,623	$—	$7,134
(Increase) decrease in unearned premiums	(194)	13	(181)	4	—	(177)
Net premiums earned	$3,528	$1,802	$5,330	$1,627	$—	$6,957
Losses and loss expenses	(2,391)	(1,052)	(3,443)	(1,441)	—	(4,884)
Acquisition costs	(864)	(415)	(1,279)	(108)	—	(1,387)
Technical result	$273	$335	$608	$78	$—	$686
Other income	—	—	—	26	3	29
Other expenses	(71)	(30)	(101)	(88)	(210)	(399)
Underwriting result	$202	$305	$507	$16	n/a	$316
Net investment income				81	295	376
Allocated underwriting result				$97	n/a	n/a
Net realized and unrealized investment gains					38	38
Interest expense					(56)	(56)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(31)	(31)
Income tax expense					(38)	(38)
Interest in earnings of equity method investments					127	127
Net income					n/a	$723
Loss ratio	67.8%	58.4%	64.6%
Acquisition ratio	24.5	23.0	24.0
Technical ratio	92.3%	81.4%	88.6%
Other expense ratio	2.0	1.7	1.9
Combined ratio	94.3%	83.1%	90.5%

Segment Information
For the year ended December 31, 2020

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$3,442	$1,935	$5,377	$1,499	$—	$6,876
Net premiums written	$3,044	$1,782	$4,826	$1,475	$—	$6,301
Decrease in unearned premiums	119	110	229	7	—	236
Net premiums earned	$3,163	$1,892	$5,055	$1,482	$—	$6,537
Losses and loss expenses	(2,389)	(1,628)	(4,017)	(1,318)	—	(5,335)
Acquisition costs	(784)	(470)	(1,254)	(102)	—	(1,356)
Technical result	$(10)	$(206)	$(216)	$62	$—	$(154)
Other (loss) income	(1)	—	(1)	13	1	13
Other expenses	(61)	(26)	(87)	(73)	(196)	(356)
Underwriting result	$(72)	$(232)	$(304)	$2	n/a	$(497)
Net investment income				68	293	361
Allocated underwriting result				$70	n/a	n/a
Net realized and unrealized investment gains					454	454
Interest expense					(39)	(39)
Amortization of intangible assets					(10)	(10)
Net foreign exchange losses					(52)	(52)
Income tax benefit					13	13
Interest in earnings of equity method investments					24	24
Net income					n/a	$254
Loss ratio	75.5%	86.0%	79.5%
Acquisition ratio	24.8	24.8	24.8
Technical ratio	100.3%	110.8%	104.3%
Other expense ratio	1.9	1.4	1.7
Combined ratio	102.2%	112.2%	106.0%
 The following table provides the geographic distribution of gross premiums written by region for the years ended December 31, 2022, 2021 and 2020 (in millions of U.S. dollars, except percentages):

	2022		2021		2020
North America	$5,040	58%	$4,649	57%	$3,794	55%
Europe	2,592	30	2,410	29	1,921	28
Asia, Australia and New Zealand	720	8	814	10	806	12
Latin America and the Caribbean	223	3	189	2	220	3
Middle East, Africa, Russia and the Commonwealth of Independent States (CIS)	114	1	142	2	135	2
Total	$8,689	100%	$8,204	100%	$6,876	100%

The following table provides the gross premiums written by segment and line of business for the years ended December 31, 2022, 2021 and 2020 (in millions of U.S. dollars, except percentages):

	2022	2021	2020
P&C
Casualty	$2,777	$2,145	$1,430
Catastrophe	933	924	545
Property	764	809	641
U.S. health	355	351	379
Multiline and other	119	183	289
Motor	77	129	158
Total P&C	$5,025	$4,541	$3,442
Specialty
Financial risks	$634	$510	$568
Aviation and space	362	416	219
Energy	346	314	192
Property	240	277	173
Marine	223	174	142
Agriculture	101	205	468
Multiline and other	45	20	152
Engineering	39	100	17
Casualty	—	—	4
Total Specialty	$1,990	$2,016	$1,935
Life and Health	$1,674	$1,647	$1,499
Total	$8,689	$8,204	$6,876
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 5% of total gross premiums written during each of the years ended December 31, 2022, 2021 and 2020.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2022, 2021 and 2020, as follows:

	2022	2021	2020
Marsh & McLennan Companies, Inc	30%	28%	30%
Aon PLC	26%	24%	21%
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2022, 2021 and 2020:

	2022	2021	2020
P&C	67%	63%	64%
Specialty	70%	66%	64%
Life and Health	6%	6%	6%
19. Subsequent Events
On February 16, 2023, the Company's Board of Directors declared a dividend for the period December 15, 2022 – March 14, 2023 of $0.3046875 per share on the Company’s 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend is payable on March 15, 2023 to shareholders of record on February 28, 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of PartnerRe Ltd. and its subsidiaries (the “Company’) as of December 31, 2022, and the related consolidated statements of operations and comprehensive (loss) income, shareholders’ equity and cash flows for the year then ended, including the related notes and financial statement schedules as of and for the year ended December 31, 2022 listed in the index appearing under Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.
Valuation of Non-life Reserves
As described in Notes 2 and 7 to the consolidated financial statements, the reserves for non-life business include amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). As at December 31, 2022, the Company’s non-life reserves were $12.7 billion. As disclosed by management, ACRs are established for particular circumstances where, on the basis of individual loss reports, management estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. As disclosed in Note 7, the reserving methods commonly employed by the Company are as follows (i) Chain Ladder (CL) Development Methods (Reported or Paid) - these methods use the underlying assumption that losses reported (paid) for each underwriting year at a particular development stage follow a stable pattern, (ii) Expected Loss Ratio (ELR) Method - this method estimates ultimate losses for an underwriting year by applying an estimated loss ratio to the earned premium for that underwriting year, (iii) Bornhuetter-Ferguson (B-F) Methods (Reported or Paid) - these methods aim to address the variability at early stages of development and incorporates external information such as pricing, and (iv) Loss Event Specific Method - the ultimate losses estimated under this method are derived from estimates of specific events based on reported claims, client and broker discussions, review of potential exposures, market loss estimates, modeled analysis and other event specific criteria. In determining the loss reserves, the Company often relies on a blend of the results from two or more methods (e.g., weighted averages). The judgment as to which of the above method(s) is most appropriate for a particular underwriting year and reserving cell could change over time as new information emerges regarding underlying loss activity and other data.
The principal considerations for our determination that performing procedures relating to the valuation of non-life reserves is a critical audit matter are (i) the significant judgment by management when selecting actuarial methods and developing their estimate, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures related to the estimate, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the actuarial methods, weights given to these methods by product line, groupings of similar product lines, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the underlying data inputs used in the valuation methods; including premiums paid, case reserves and losses paid. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in performing one or a combination of procedures for a sample of product lines, including (i) independently estimating reserves using actual historical data and loss development patterns, as well as industry data and other benchmarks, and comparing management’s actuarially determined reserves to these independent estimates and (ii) evaluating the appropriateness of management’s actuarial reserving methods and the actuarial assumptions and judgments impacting loss reserves and the consistency of management’s approach period-over-period. Performing these procedures involved testing the completeness and accuracy of data used by management on a sample basis.
Valuation of Life and Health Reserves
As described in Notes 2 and 7 to the consolidated financial statements, the life and health reserves have been established based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates, which for life include mortality, morbidity, critical illness, persistency and future investment income. As at December 31, 2022, the Company’s life and health reserves were $2.5 billion. As disclosed by management, for traditional and limited payment long-duration contracts, the assumptions are locked in at contract inception and are subject to annual loss recognition testing. Future policy benefit reserves for annuity and universal life contracts are carried at their accumulated values. Reserves for policy claims and benefits include both mortality, morbidity and critical illness claims in the process of settlement, and claims that have been incurred but not yet reported. As disclosed in Note 7, the reserving methods commonly employed by the Company are as follows: (i) Mortality - (a) The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. IBNR is calculated at the reserving segment level using either the ELR method or CL development method as stated in the Critical Audit Matter titled “Valuation of Non-life Reserves” and (b) The reserves for the traditional and limited payment long-duration contracts are established based upon actuarial valuation methods using certain assumptions regarding future claims and policy benefits and includes a provision for adverse deviation. The provision for adverse deviation contemplates reasonable deviations from the best estimate assumptions for the key risk elements relevant to the product being evaluated, including mortality, disability, critical illness, expenses, and discount rates. The assumptions are locked in at contract inception and are subject to annual loss recognition testing (LRT), and (ii) Longevity - the reserves for the annuity portfolio of reinsurance contracts within the longevity book are established using the same reserving methodology as item (b) above.
The principal considerations for our determination that performing procedures relating to the valuation of life and health reserves is a critical audit matter are (i) the significant judgment by management when selecting the actuarial method and developing their estimate, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures related to the estimate, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the actuarial methods and the related assumptions, specifically discount rates and mortality, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the underlying data inputs used in the valuation methods; including premiums paid, case reserves, losses paid and select policy data attributes. These procedures also included, among others, the involvement of professionals with specialized skill and knowledge to assist in testing management’s process for determining the valuation of life and health reserves, which included (i) evaluating the appropriateness of the methods used, and (ii) evaluating the reasonableness of management’s significant assumptions about policyholder behavior including mortality and the expected discount rate supporting the liability. Performing these procedures involved testing the completeness and accuracy of data used by management on a sample basis.
/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
March 21, 2023

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. (the Company) as of December 31, 2021, the related consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
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
We served as the Company’s auditor from 2016 to 2022.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
PartnerRe Ltd.
We have audited the consolidated financial statements of PartnerRe Ltd. (the Company) as of December 31, 2021, and for each of the two years in the period ended December 31, 2021, and have issued our report thereon dated March 2, 2022, included elsewhere in this Annual Report on Form 20-F. Our audits of the consolidated financial statements included the financial statement schedules listed in Item 18 of this Form 20-F (the “schedules”). These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s schedules, based on our audits.
In our opinion, the schedules present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2022

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2022
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1)	Fair Value	Amount at which shown in the balance sheet
Fixed maturities
U.S. government and government sponsored enterprises	$2,106,556	$1,797,934	$1,797,934
U.S. states, territories and municipalities	58,707	58,873	58,873
Non-U.S. sovereign government, supranational and government related	1,834,025	1,654,532	1,654,532
Corporate bonds	6,477,064	5,759,149	5,759,149
Asset-backed securities	28,550	28,364	28,364
Residential mortgage-backed securities	4,420,417	3,723,062	3,723,062
Fixed maturities	$14,925,319	$13,021,914	$13,021,914
Equities
Common stocks
Banks, trust and insurance companies	$88,584	$61,873	$61,873
Industrial, miscellaneous and all other	487,726	854,431	854,431
Nonredeemable preferred stocks	9,797	13,582	13,582
Equities	$586,107	$929,886	$929,886
Short-term investments	$536,139	$523,510	$523,510
Other invested assets (2)		$3,117,861	$3,355,106
Investments in real estate (3)		$—	$57,984
Total		$17,593,171	$17,888,400

(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.
(2)Other invested assets shown in the Consolidated Balance Sheets in Item 18 also includes the Company’s investments accounted for using the equity method of accounting of $237 million.
(3)Investments in real estate are carried at original cost less any impairments.

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2022	December 31, 2021
Assets
Fixed maturities, at fair value (amortized cost: 2022, $90,171; 2021, $85,811)	$73,642	$85,111
Cash and cash equivalents	3,814	1,988
Investments in subsidiaries	8,640,997	9,757,268
Intercompany loans and balances receivable	18,546	24,834
Other	21,042	19,906
Total assets	$8,758,041	$9,889,107

Liabilities
Intercompany loans and balances payable (1)	$2,423,951	$2,297,350
Accounts payable, accrued expenses and other	45,740	47,771
Total liabilities	2,469,691	2,345,121

Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive loss	(7,669)	(29,706)
Retained earnings	4,358,085	5,635,758
Total shareholders’ equity	6,288,350	7,543,986
Total liabilities and shareholders’ equity	$8,758,041	$9,889,107

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
The parent has also fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. and PartnerRe Finance B LLC, both indirect 100% owned finance subsidiaries of the parent, related to the remaining $62 million aggregate principal amount of Fixed-to-Floating Rate junior subordinated CENts, with an annual rate of 3-month LIBOR plus a margin equal to 2.325%, and $500 million aggregate principal amount of 4.500% Fixed-Rate Reset junior subordinated notes, respectively. The parent’s obligations under these guarantees are unsecured junior subordinated obligations and rank junior in right of payment to all of the parent's outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant - Continued
Condensed Statements of Operations and Comprehensive (Loss) Income —Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Revenues
Net investment income	$1,851	$2,496	$2,094
Net realized and unrealized investment (losses) gains	(15,406)	(16,730)	641
Other income	106	148	113
Total revenues	(13,449)	(14,086)	2,848
Expenses
Other expenses	73,046	55,996	53,458
Interest expense on intercompany loans	33,408	35,204	17,188
Net foreign exchange (gains) losses	(65,165)	(79,696)	82,986
Total expenses	41,289	11,504	153,632
Loss before equity in net (loss) income of subsidiaries	(54,738)	(25,590)	(150,784)
Equity in net (loss) income of subsidiaries	(1,035,291)	748,994	404,973
Net (loss) income	(1,090,029)	723,404	254,189
Preferred dividends	9,750	22,693	45,990
Loss on redemption of preferred shares	—	21,234	2,341
Net (loss) income available to common shareholder	$(1,099,779)	$679,477	$205,858
Comprehensive (loss) income
Net (loss) income	$(1,090,029)	$723,404	$254,189
Other comprehensive income (loss)	22,037	66,299	(20,080)
Comprehensive (loss) income	$(1,067,992)	$789,703	$234,109

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant - Continued
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2022	December 31, 2021	December 31, 2020
Cash flows from operating activities
Net (loss) income	$(1,090,029)	$723,404	$254,189
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net loss (income) of subsidiaries	1,035,291	(748,994)	(404,973)
Other, net	41,810	(51,783)	87,789
Net cash used in operating activities	(12,928)	(77,373)	(62,995)
Cash flows from investing activities
Advances to/from subsidiaries, net (1)	22,213	100,426	73,738
Net issue of intercompany loans receivable and payable (1) (2)	—	—	458,489
Sales and redemptions of fixed maturities	11,290	481,015	32,230
Sales and redemptions of short-term investments	5,173	—	43,899
Purchases of fixed maturities	(15,984)	(62,239)	(496,139)
Purchases of short-term investments	(5,173)	—	(39,913)
Other, net	(3,341)	(8,465)	(3,987)
Net cash provided by investing activities	14,178	510,737	68,317
Cash flows from financing activities (1)
Issuance of preferred shares (3)	—	193,887	—
Redemption of preferred shares (3)	—	(637,241)	—
Net cash used in financing activities	—	(443,354)	—
Effect of foreign exchange rate changes on cash	576	1,958	186
Increase (decrease) in cash and cash equivalents	1,826	(8,032)	5,508
Cash and cash equivalents—beginning of year	1,988	10,020	4,512
Cash and cash equivalents—end of year	$3,814	$1,988	$10,020

(1)The following non-cash transactions were excluded from the Condensed Statement of Cash Flows - Parent Company Only:
a.During 2020, the parent recorded a non-cash exchange related to a reduction of intercompany loans and balances receivable of $204 million and a corresponding reduction of intercompany loans and balances payable of $204 million.
b.During 2022, 2021 and 2020, dividends paid to common and preferred shareholders of $188 million, $129 million and $96 million, respectively, were paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable. During 2020, the redemption of Series F preferred shares of $67 million in 2020 was also paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable.
c.During 2021, the parent recorded a non-cash dividend received from a subsidiary of $350 million, with a corresponding change to intercompany balances payable. During 2020, the parent recorded a non-cash capital contribution to a subsidiary of $25 million, with a corresponding change to the intercompany balances payable.
d.During 2022, the parent recorded a non-cash exchange of certain intercompany balances payable for an intercompany loan payable of $744 million.
e.During 2022, the parent recorded non-cash dividends received from subsidiaries of $630 million, non-cash capital contributions to subsidiaries of $527 million and a corresponding decrease in intercompany balances payable of $103 million.
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

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
As of and for the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Non-life Reserves	Unearned Premiums	Life and Health Reserves	Premium Revenue	Net Investment Income (1)	Losses Incurred	Acquisition Costs	Other Expenses (2)	Net Premiums Written
2022
Non-life	$700,694	$12,725,631	$2,743,406	$—	$5,611,452	$ N/A	$3,313,234	$1,430,121	$119,274	$5,898,750
Life and Health	312,156	—	1,965	2,510,293	1,645,665	73,656	1,434,169	110,560	92,919	1,645,445
Corporate and Other	—	—	—	—	—	324,692	—	—	202,683	—
Total	$1,012,850	$12,725,631	$2,745,371	$2,510,293	$7,257,117	$398,348	$4,747,403	$1,540,681	$414,876	$7,544,195

2021
Non-life	$617,537	$12,047,792	$2,498,426	$—	$5,329,556	$ N/A	$3,443,245	$1,279,039	$100,635	$5,510,828
Life and Health	303,242	—	2,735	2,638,086	1,626,966	81,226	1,440,739	107,793	88,069	1,623,190
Corporate and Other	—	—	—	—	—	295,243	—	—	209,838	—
Total	$920,779	$12,047,792	$2,501,161	$2,638,086	$6,956,522	$376,469	$4,883,984	$1,386,832	$398,542	$7,134,018

2020
Non-life	$543,416	$11,395,321	$2,257,441	$—	$5,054,529	$ N/A	$4,016,704	$1,254,067	$87,163	$4,825,919
Life and Health	276,555	—	7,773	2,704,229	1,482,297	68,259	1,318,196	102,051	73,105	1,474,939
Corporate and Other	—	—	—	—	—	292,409	—	—	195,379	—
Total	$819,971	$11,395,321	$2,265,214	$2,704,229	$6,536,826	$360,668	$5,334,900	$1,356,118	$355,647	$6,300,858

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

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2022
Life reinsurance in force (1)	$—	$20,301,849	$529,438,861	$509,137,012	104%
Premiums earned
Life	$—	$28,426	$1,648,455	$1,620,029	102%
Accident and health	—	—	25,636	25,636	100%
P&C (2)	377,380	1,085,317	6,319,389	5,611,452	113%
Total premiums	$377,380	$1,113,743	$7,993,480	$7,257,117	110%

2021
Life reinsurance in force (1)	$—	$19,383,794	$453,373,378	$433,989,584	104%
Premiums earned
Life	$—	$24,519	$1,620,130	$1,595,611	102%
Accident and health	—	—	31,355	31,355	100%
P&C (2)	318,058	944,862	5,956,360	5,329,556	112%
Total premiums	$318,058	$969,381	$7,607,845	$6,956,522	109%

2020
Life reinsurance in force (1)	$—	$18,764,660	$398,443,383	$379,678,723	105%
Premiums earned
Life	$—	$23,522	$1,483,298	$1,459,776	102%
Accident and health	—	—	22,521	22,521	100%
P&C (2)	269,691	516,672	5,301,510	5,054,529	105%
Total premiums	$269,691	$540,194	$6,807,329	$6,536,826	104%

(1) Life reinsurance in force excludes products that do not pass risk transfer.
(2) P&C includes Specialty and U.S. health premiums.

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations (1)
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. dollars)

					Losses and Loss Expenses Incurred Related to
Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Current year	Prior year	Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2022	$700,694	$12,725,631	$2,743,406	$5,611,452	$3,533,087	$(219,853)	$1,430,121	$2,658,136	$5,898,750
2021	$617,537	$12,047,792	$2,498,426	$5,329,556	$3,637,671	$(194,426)	$1,279,039	$2,972,995	$5,510,828
2020	$543,416	$11,395,321	$2,257,441	$5,054,529	$3,945,248	$71,456	$1,254,067	$3,232,604	$4,825,919

(1) Includes the Company's P&C and Specialty segments.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.					X
2.1	Certificate of Designation of 4.875% Series J Fixed Rate Non-Cumulative Redeemable Preferred Shares	6-K	3.1	March 15, 2021	001-14536
2.2	Certificate of Designation of Class B Common Shares	20-F	2.8	March 14, 2018	001-14536
2.3	PartnerRe Ltd. 2021 Restricted Share Unit Plan	20-F	2.6	March 2, 2022	001-14536
2.4.1	Junior Subordinated Indenture dated November 7, 2006 among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York.	8-K	4.1	November 7, 2006	001-14536
2.4.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.5.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.5.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.6.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.6.2	Second Supplemental Indenture, dated as of June 19, 2019, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	June 19, 2019	001-14536
2.7.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.7.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	June 19, 2019	001-14536
2.8.1	Deed of covenant made on 15 September 2016 by PartnerRe Ireland Finance DAC in favour of the account holders or participants of Clearstream Banking S.A. and/or Euroclear Bank S.A./N.V.	20-F	2.10.1	March 2, 2020	001-14536
2.8.2	Guarantee agreement by PartnerRe Ltd. of the obligations of PartnerRe Ireland Finance DAC under (i) the €750,000,000 1.25 per cent. Guaranteed Notes due 15 September 2026	20-F	2.10.2	March 2, 2020	001-14536
2.8.3	Agency agreement dated 15 September 2016 between PartnerRe Ltd., PartnerRe Ireland Finance DAC and BNP Paribas Securities Services	20-F	2.10.3	March 2, 2020	001-14536
2.9.1	Subordinated Debt Securities Indenture, dated as of September 22, 2020 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	September 22, 2020	001-14536
2.9.2	First Supplemental Subordinated Debt Securities Indenture, dated as of September 22, 2020, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	September 22, 2020	001-14536

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
2.10.1	Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.3	September 22, 2020	001-14536
2.10.2	First Supplemental Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.4	September 22, 2020	001-14536
2.11	Description of Securities					X
4.1	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics	20-F	11.1	March 2, 2022	001-14536
12.1	Certification of Jacques Bonneau, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Abina Kealy, Chief Financial Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Jacques Bonneau, Chief Executive Officer, and Abina Kealy, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Letter Regarding Change in Registrant's Certifying Accountant					X
17.1	Guarantors and Issuers of Guaranteed Securities					X
101.1	The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2022 formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2022 and 2021; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2022, 2021 and 2020; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2022, 2021 and 2020; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.					X
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ ABINA KEALY
Name:	Abina Kealy
Title:	Executive Vice President and Chief Financial Officer

Date:	March 21, 2023