Form 20-F
period 2023-12-31
PARTNERRE LTD
filed 2024-03-25
CIK 911421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________
FORM 20-F
____________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,000,000 common shares and 59,847 Class C common shares.
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
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
We expose ourselves to significant risks that can impact our financial strength as measured by United States generally accepted accounting principles (U.S. GAAP) or regulatory and rating agencies' capital requirements. Risk sources for which management has established key risk limits approved by the Board of Directors (the “Board”), and the related approved limits and actual limits deployed, at December 31, 2023 and 2022 are presented in the Risk Management section below in Item 4.B.
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
As used in these Risk Factors, the terms “the Company”, “PartnerRe”, “we”, “our” or “us” may, depending upon the context, refer solely to the Company, to one or more of the Company’s consolidated subsidiaries or to all of them taken as a whole. The term Covéa Coopérations relates to the Company’s direct parent, Covéa Coopérations S.A. (see information on the Company in Item 4 of this report).
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
Epidemics and pandemics or other disasters could materially and adversely affect our business, financial condition and results of operations.
Epidemics and pandemics, including the COVID-19 pandemic and new or emerging variants, or other disasters, have and could adversely affect our business, financial condition and results of operations because they could exacerbate mortality and morbidity risk. The likelihood, timing, and severity of these events cannot be predicted. A pandemic or other disaster could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output, as well as on the financial and insurance and reinsurance markets. In addition, a pandemic or other disaster that affected our employees or the employees of companies with which we do business could disrupt our business operations. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
The emergence and spread of new variants of COVID-19 or of other epidemics and pandemics or disasters could result in the reimposition of various measures, such as travel bans and restrictions, quarantines, shelter-in-place orders and business shutdowns, which would have a substantial negative impact on business around the world and on global, regional and national economies.
Given the dynamic nature of epidemics and pandemics or other disasters, it is difficult to predict the impact that any such future epidemics or pandemics will ultimately have on the global economy, markets or our business. These circumstances have introduced, and similar circumstances caused by future epidemics and pandemics or disasters could introduce, significant risks and uncertainty with respect to our business and heighten the potential adverse effects on our business, reputation, results of operation, financial condition or liquidity, including without limitation the following:
•In the event of an economic downturn resulting from epidemics and pandemics or disasters, such downturn has the potential to cause elevated numbers of claims and increases in claims sizes for the insurance and reinsurance industry as a whole. Among other things, we incurred losses attributable to business interruption and event cancellation related coverages and life and health business as a direct result of epidemics, pandemics or disasters and the related effects of the economic downturn;
•Ultimate losses from epidemic, pandemic or disaster related claims could be greater than our reserves for those losses;
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
•Increased losses due to legislative, regulatory and judicial actions in response to epidemics, pandemics or disasters, such as proposals to retroactively mandate business interruption coverage despite policy language "pooling" mechanisms to apply certain assessments more broadly to property and casualty insureds doing business in that state to cover business interruption claims;
•Certain of our policyholders, intermediaries and reinsurance and retrocession counterparties may not pay premiums or other amounts owed to us due to insolvency or other distressed financial conditions due to the impact of an epidemic, pandemic or disaster. If refunds or non-payments as a result of such epidemics, pandemic or disaster become widespread, whether as a result of insolvency, lack of liquidity, adverse economic conditions, operational failure or otherwise, it could have a material adverse impact on our revenues and results of operations; and
•Increased risk that weaknesses or failures in our business continuity plans could lead to disruption of operations, liability to clients, exposure to disciplinary action or harm to our reputation.
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
Through various acquisitions, we assumed certain asbestos and environmental exposures. Our non-life reserves include an estimate of our ultimate liability for asbestos and environmental claims for which we cannot estimate the ultimate value using traditional reserving techniques, and for which there are significant uncertainties in estimating the amount of our potential losses. These liabilities are especially hard to estimate for many reasons, including the long delays between exposure and manifestation of any bodily injury or property damage, difficulty in identifying the source of the asbestos or environmental contamination, long reporting delays and difficulty in properly allocating liability for the asbestos or environmental damage. As of December 31, 2023, the Company’s net non-life reserves included $40 million related to asbestos and environmental claims.
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
See Notes 9 and 10 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
Our Life products expose us to volatility in net income arising from changes in the value of the Life and Health reserves and market risk benefit assets and liabilities that are directly affected by market risk and other factors and are based upon various assumptions.
The liability for future policy benefits (LFPB) is included in Life and health reserves on the Consolidated Balance Sheets with changes in these reserves included in Losses and loss expenses, except the portion related to discount rate assumption updates which is included in Other comprehensive income, both within the Consolidated Statements of Operations and Comprehensive Income or Loss. The pricing and establishment of reserves for our Life and Health segment related to future policy benefits and the valuation of life insurance and annuity products are based upon various assumptions, including but not limited to market changes, mortality rates, morbidity rates and policyholder behavior. The process of establishing the LFPB relies on our ability to accurately estimate insured events that have not yet occurred but that are expected to occur in future periods, using current assumptions that include discount rate, mortality, morbidity and persistency. These current assumptions are based on judgments which consider actual historical experience, industry data and other factors. Significant deviations in actual experience from assumptions used for pricing and for establishing LFPB could have an adverse effect on the profitability of our products, our business and our financial results and condition.
Under reinsurance programs covering variable annuity guarantees, we assume the risk of guaranteed minimum death benefits (GMDB). Reserves for GMDB are included in the Market risk benefit (MRB) asset or liability on the Consolidated Balance Sheets. Changes in the MRB asset or liability balances are included in Market risk benefit gains or losses, except the portion of change in reserve due to instrument-specific credit risk which is included in Other comprehensive income, both within the Consolidated Statements of Operations and Comprehensive Income or Loss. Reported assets and liabilities for market risk benefits are measured at fair value using option-based valuation models. Such valuations require considerable judgment and are subject to significant uncertainty. The valuation of these products is subject to fluctuations arising from, among other factors, changes in interest rates, changes in equity markets, changes in equity index volatility, changes in instrument-specific credit risk and assumptions regarding future policyholder behavior. Adverse changes in market factors and policyholder behavior will have an impact on net income.
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
See Liquidity and Capital Resources—Reserves in Item 5 and Notes 2(b), 2(c), 10 and 11 to the Consolidated Financial Statements in Item 18 of this report for further details. Refer also to Item 11 below in this report for quantitative and qualitative disclosures about market risk.

We rely on a few reinsurance brokers for a large percentage of our business; loss of business provided by these brokers would reduce our premium volume and net income.
We produce our business both through brokers and through direct relationships with insurance company clients. For the year ended December 31, 2023, more than 70% of our gross premiums written were produced through brokers. The Company has two brokers that each individually accounted for 26% and 25% of the Company's total gross premiums written for 2023 (see Note 22 to the Consolidated Financial Statements in Item 18 of this report for further details). Because broker-produced business is concentrated with a small number of brokers, we are exposed to concentration risk. A significant reduction in the business produced by these brokers could potentially reduce our premium volume and net income.
We are exposed to credit risk relating to our reinsurance brokers and cedants.
In accordance with industry practice, we may pay amounts owed under our reinsurance policies to brokers, and they in turn pay these amounts to the ceding insurer. In some jurisdictions, if the broker fails to make such an onward payment, we might remain liable to the ceding insurer for the deficiency. Conversely the ceding insurer may pay premiums to the broker for onward payment to us in respect of reinsurance policies issued by us. In certain jurisdictions, these premiums are considered to have been paid to us at the time that payment is made to the broker, and the ceding insurer will no longer be liable to us for those amounts, whether or not we have actually received the premiums. We may not be able to collect all premiums receivable due from any particular broker at any given time. We also assume credit risk by writing business on a funds-withheld basis. At December 31, 2023, Funds held by reinsured companies recorded in the Consolidated Balance Sheet was $450 million. Under such arrangements, the cedant retains the premium they would otherwise pay to us to cover future loss payments.
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
Our future capital requirements depend on many factors, including rating agencies and regulatory requirements, our ability to write new business successfully, the frequency and severity of catastrophic events, and our ability to establish premium rates and reserves at levels sufficient to cover losses. We may need to raise additional funds through financings or curtail our growth and/or reduce our assets. Any equity or debt financing, if available at all, may be on terms that are not favorable to us. Financings could result in the issuance of securities that have rights, preferences and privileges that are senior to those of our other securities. Disruption in the increasingly volatile financial markets may limit our ability to access capital required to operate our business and we may be forced to delay raising capital or bear a higher cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Large amounts of industry-wide catastrophe losses can make access to certain sources of capital more challenging, potentially making it more difficult and more expensive for us to raise additional financing if necessary. In addition, if we experience a credit rating downgrade, withdrawal or negative watch/outlook in the future, we could incur higher borrowing costs and may have more limited means to access capital. If we cannot obtain adequate capital on favorable terms or at all, our business, operating results and financial condition could be adversely affected. In such a severe event, we may be reliant on our parent company, Covéa Coopérations, to provide a further capital injection or contribution to us. However, there can be no guarantee that Covéa Coopérations would provide any additional capital.
Our investments are subject to interest rate, credit, equity and real estate related risks, which may adversely affect our net income and may adversely affect the adequacy of our capital.
We invest the net premiums we receive unless, or until such time as, we pay out losses and/or until they are made available for distribution to common and preferred shareholders, to pay interest on or redemption of debt and preferred shares, or otherwise used for general corporate purposes. Investment results comprise a substantial portion of our income. For the year ended December 31, 2023, we had net investment income of $646 million, which represented approximately 7% of total revenues. In addition, we recorded net realized and unrealized gains on investments of $517 million during 2023, which is included in the net income for the year. We are accordingly exposed to significant financial and capital market risks, including changes in interest rates, credit spreads, equity and real estate prices, foreign exchange rates, market volatility, the performance of the economy in general and other factors outside our control.
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
In addition, we invest directly and indirectly in real estate assets, which are subject to overall market conditions. We have investments in real estate in various locations (including the United Kingdom, New York, France and Brazil) through investments in limited partnerships, trust deeds, as well as through directly-owned investments in real estate and an investment in a privately held real estate investment and development group, Almacantar Group Limited (Almacantar) in London. These real estate assets are exposed to various risks, including the supply and demand of leasable commercial and residential space and fluctuations in real estate prices globally. See also Item 4.D and Note 5 to the Consolidated Financial Statements in Item 18 below in this report for further details.
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
We have incurred indebtedness, and may incur additional indebtedness in the future. At December 31, 2023, our total debt liabilities related to senior notes and junior subordinated notes were approximately $1.88 billion.
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
We maintain cash balances significantly in excess of the U.S. Federal Deposit Insurance Corporation insurance limits at various depository institutions. We also have funding commitments from a number of banks and financial institutions that participate in our credit facilities. See Liquidity and Capital Resources—Shareholders’ Equity and Capital Resources Management—Credit Agreements in Item 5 and Note 20 to the Consolidated Financial Statements in Item 18 of this report for details. Access to funds under these existing credit facilities is dependent on the ability of the banks that are parties to the facilities to meet their funding requirements. Those banks may not be able to meet their funding requirements if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests within a short period of time, and we might be forced to replace credit sources in a difficult market. If we cannot obtain adequate financing or sources of credit on favorable terms, or at all, our business, operating results and financial condition could be adversely impacted.
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
We observe frequent attempts to breach our cybersecurity measures. We cannot assure that our systems and processes will be able to identify and prevent such attempts in the future.
The loss of key management and other qualified personnel could adversely affect us.
Our success has depended, and will continue to depend, partly upon our ability to attract and retain management and other qualified personnel. If any of these key management or other employees ceased to continue in their present role, we could be adversely affected.
Our ability to execute our business strategy is dependent on our ability to attract and retain a staff of qualified executive officers, underwriters, actuaries and other key personnel. The skills, experience and knowledge of the reinsurance industry of our management team constitute important competitive strengths. If some or all of these key personnel leave their positions, and even if we were able to find persons with suitable skills to replace them, our operations could be adversely affected.
We may be adversely impacted by inflation.
The global economy has experienced higher levels of inflation in recent periods, which has been exacerbated by deficit spending by governments in our major markets and monetary stimulus provided by central banks. We monitor the risk that the principal markets in which we operate could continue to experience increased inflationary conditions, which would, among other things, cause policyholder loss costs to increase, and negatively impact the performance of our investment portfolio. Inflation related to medical costs, construction costs and tort issues in particular have impacted and continue to impact the property and casualty industry, and broader market inflation has increased and may continue to increase overall loss costs. The impact of inflation on loss costs could be more pronounced for those lines of business that are considered to be long-tail in nature, as they require a relatively long period of time to finalize and settle claims. Changes in the level of inflation also result in an increased level of uncertainty in our estimation of loss reserves, particularly for long-tail lines of business. The onset, duration and severity of an inflationary period cannot be estimated with precision.
The current and continued threat of increased global conflict, terrorism and military actions, including the ongoing Russia/Ukraine war, may adversely affect the value of our investment portfolio and results of operations.
Our financial condition and results of operations, including the performance of our investment portfolio, the value of our real estate investments, and our reinsurance loss ratios, could be negatively impacted due to current and future potential increased global conflict, terrorism and military actions, heightened security measures and sanctions or other restrictive actions resulting from such events, and perceived risks associated with such developments. Such threats may cause volatility in global markets and financial systems generally, which could harm our business, assets and results of operations. Such risks, including those relating to the current war between Russia and Ukraine, may adversely affect our business and financial performance, including impairing assets in our investment portfolio (which, as of December 31, 2023, include immaterial exposure to Russia-related investments and Ukrainian real estate) and increasing our reinsurance claims exposure.
Risks Related to Our Industry
Our profitability is affected by the cyclical nature of the reinsurance industry.
Historically, the reinsurance industry has experienced significant fluctuations in operating results due to competition, levels of available capacity, trends in cash flows and losses, general economic conditions and other factors, particularly in the non-life lines of business. Demand for reinsurance is influenced significantly by underwriting results of primary insurers, including catastrophe losses, and prevailing general economic conditions. The supply of reinsurance is related directly to prevailing prices and levels of capacity that, in turn, may fluctuate in response to changes in rates of return on investments being realized in the reinsurance industry. In addition, the cycle of our industry may fluctuate as a result of changes in the economic, legal, political and social landscape. Since cyclicality is due in large part to the collective actions of insurers, reinsurers and general economic conditions and the occurrence of unpredictable events, we cannot predict the timing or duration of changes in the market cycle. If any of these factors were to result in a decline in the demand for reinsurance or an overall increase in reinsurance capacity, our profitability could be impacted. In the recent past, we experienced a prolonged period of a generally softening market cycle, with increased competition, surplus underwriting capacity, deteriorating rates and less favorable terms and conditions, all having an impact on our ability to write business. While the current reinsurance market has shifted toward a hard market phase and we expect this to persist, we have seen an increase in competition as supply of traditional reinsurance capital and investor capital has increased. As a result, we may return to a soft market in the future.
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
Brexit may also have regulatory ramifications for our U.K. business. Prior to Brexit, the U.K. and EU insurance prudential regimes were broadly identical as both derive from the Solvency II Directive. However, the laws and regulations of the U.K. and the EU will diverge in the near future, and we may be required to utilize additional resources to ensure compliance with the different rules in each regime. In particular, the U.K. has announced that it intends to amend certain Solvency II-derived rules that it has transposed into its domestic legislation and the EU is in the process of reviewing the Solvency II Directive.

The U.K. has undertaken a review of Solvency II and of the regulatory regime applicable to U.K. authorized insurers and reinsurers. Following this review, the U.K.’s HM Treasury proposed to the U.K. Parliament two statutory instruments that amended various parts of the U.K.’s prudential regime, which covers a range of areas including the risk margin, matching adjustment requirements and regulatory reporting obligations. HM Treasury’s legislative reforms relating to the risk margin took effect from December 31, 2023, and the other areas of reform will take effect throughout 2024.
Similarly, the EU’s legislative bodies have undertaken their own review of the Solvency II. On September 22, 2021, the European Commission published a package of proposed legislative reforms for amending the existing regulatory framework. The European Council and European Parliament subsequently published their own positions on the proposed reforms in June 2022 and July 2023 respectively. The legislative bodies reached a provisional agreement on the revised text of Solvency II in December 2023. A finalized set of rules will now be prepared, which EU member states will implement into their domestic legislation. More will be known about the full extent of these changes once the package of legislative reforms is finalized.
We cannot anticipate the effects on our results of operations or financial condition of these actual and proposed changes to the regulatory regimes in the U.K. and the EU.
Our business is subject to applicable laws and regulations relating to sanctions, anti-bribery and anti-money laundering, the violation of which could adversely affect our operations.
Our activities are subject to applicable economic and trade sanctions, anti-bribery and anti-money laundering laws and regulations in the jurisdictions where we operate including the U.S. and the EU, among others. Compliance with these regulations may impose significant costs, limit or restrict our ability to do business or engage in certain activities, or subject us to the possibility of civil or criminal actions or proceedings. Although we have policies and controls in place designed to comply with applicable laws and regulations, there can be no assurance that we, or an employee or agent acting on our behalf, would fully comply with applicable laws and regulations as interpreted by the relevant authorities. The divergence of regulatory requirements between the U.S. and the EU regarding business with certain jurisdictions, particularly Cuba, Iran and Russia, which can result in conflicting obligations for business involving these specified jurisdictions, has increased these risks. Failure to accurately interpret, comply with or obtain appropriate authorizations and/or exemptions under such laws or regulations could expose us to investigations, civil penalties, criminal penalties and other sanctions, including fines, injunctions, loss of licenses or other punitive actions. In addition, such violations could damage our business and/or our reputation. Such criminal or civil sanctions, penalties, other sanctions, or damage to our business and/or reputation could have a material adverse effect on our financial condition and results of operations.
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
Our business is subject to the General Data Protection Regulation (Regulation (EU) 2016/679 (EU GDPR) which regulates the collection and processing of personal data for individuals within the EU, including by foreign companies that offer services in the EU and process EU residents’ personal data. Our business is also subject to The Data Protection Act 2018 and the GDPR as retained in UK law by virtue of the European Union (Withdrawal) Act 2018 and as amended by the Data Protection, Privacy and Electronic Communications (Amendments etc.) (EU Exit) Regulations 2019 (UK GDPR and together with, the EU GDPR, the 'GDPR'). The GDPR sets out a number of requirements that must be complied with when handling personal data including: the obligation to appoint data protection officers in certain circumstances, the principal of accountability, the obligation to notify regulators in the event of a personal data breach, and to affected individuals if such breach is likely to result in a high risk to the individuals' rights and freedoms, and the obligation to respond to requests from individuals to access, delete, or correct their personal data. The GDPR also provides for potentially significant penalties in the event of violation.
The interpretation and application of data protection laws and regulations in Europe, the U.K., U.S and elsewhere are developing and are often uncertain and in flux. It is possible that these laws or cybersecurity regulations may be interpreted and applied in a manner that is inconsistent with our data protection or security practices. If so, in addition to the possibility of regulatory scrutiny, enforcement action, and/or fines, this may result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations. Complying with these various laws, or with new law or regulation, may cause us to incur additional costs and could require us to change our business practices.
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
Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP), and accordingly, we are required to adopt new or revised accounting standards issued by the Financial Accounting Standards Board (FASB). The FASB issued Accounting Standards Update (ASU) 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts (LDTI), which resulted in changes in how we account for long-duration contracts, including recognition, measurement, presentation and disclosure requirements. The Company adopted this accounting guidance and required disclosures on January 1, 2023, with a transition date of January 1, 2021. Refer to Note 3 in the Consolidated Financial Statements in Item 18 for further details, including the impact on the Company's Consolidated Financial Statements as of the transition date.
In addition, the Company is required to adopt new or revised accounting standards issued by other recognized authoritative bodies for purposes of reporting to our controlling shareholder or for the preparation of the Company's subsidiaries' statutory financial statements.
See Note 2(t) to the Consolidated Financial Statements in Item 18 in this report for details of recent accounting pronouncements.
Risks Related to Our Preferred Shares
PartnerRe Ltd. is a holding company, and if our subsidiaries do not pay dividends or make other distributions to us, we may not be able to pay dividends on our preferred shares or settle principal payments as they become due.
PartnerRe Ltd. is a holding company with no operations to generate income to provide liquidity other than the cash received for issuance of common shares and preferred shares. We have cash outflows in the form of other expenses and dividends to both common and preferred shareholders. We expect future dividends and other permitted payments from our subsidiaries to be the principal source of funds to pay expenses and dividends. The ability of our subsidiaries to pay dividends or to advance or repay funds to us is subject to general economic, financial, competitive, regulatory and other factors beyond our control. In particular, the payment of dividends by our reinsurance subsidiaries is limited under Bermuda, Irish and Singapore laws and certain statutes of U.S. states in which our U.S. subsidiaries are domiciled, which statutes include minimum solvency and liquidity thresholds (see Note 15 to the Consolidated Financial Statements in Item 18 of this report for a description of various regulatory and statutory restrictions on dividend payments applicable to our reinsurance subsidiaries). Because PartnerRe Ltd. is a holding company, our right, and hence the right of our creditors and shareholders, to participate in any distribution of assets by any of our subsidiaries, upon our liquidation or reorganization or otherwise, is subject to the prior claims of policyholders and creditors of these subsidiaries.
Our controlling shareholder owns a significant majority of our common shares, and its interest may differ from the interests of our preferred shareholders.
Covéa Coopérations owns approximately 99.94% of the outstanding common shares of the Company. As a result, Covéa Coopérations has power to elect our directors and to determine the outcome of any action requiring shareholder approval. Covéa Coopérations' interests may differ from the interests of the holders of our preferred shares and, given Covéa Coopérations’s majority controlling interest in the Company, circumstances may arise under which Covéa Coopérations may exercise its control in a manner that is not favorable to the interests of the holders of the preferred shares.

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
We believe that we and our non-U.S. subsidiaries, other than certain business sourced by Partner Reinsurance Europe SE (PartnerRe Europe) and PartnerRe Ireland Insurance dac (PartnerRe Ireland) through the U.S., and PartnerRe Insurance Solutions Bermuda Ltd. (PRISBe), a foreign reinsurance entity that has elected under I.R.C Section 953(d) to be treated as a domestic corporation, have operated, and will continue to operate, our respective businesses in a manner that will not cause us to be viewed as engaged in a trade or business in the U.S. and, on this basis, we do not expect that either we or our non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and PRISBe) will be required to pay U.S. corporate income taxes (other than potential withholding taxes on certain types of U.S. source passive income) or branch profits taxes. Because there is considerable uncertainty as to the activities that constitute being engaged in a trade or business within the U.S., the IRS may contend that either we or our non-U.S. subsidiaries are engaged in a trade or business in the U.S. In addition, legislation regarding the scope of non-U.S. entities and operations subject to U.S. income tax has been proposed in the past and may be proposed again in the future. If either we or our non-U.S. subsidiaries are subject to U.S. income tax, our net income and shareholders’ equity will be reduced by the amount of such taxes, which could be material.

The Organization for Economic Co-operation and Development’s (OECD) initiative to limit harmful tax competition may result in higher taxation and increased complexity, burden and cost of compliance.
Pillar Two addresses the risk of profit shifting to entities in low tax jurisdictions by introducing a global minimum tax on groups with consolidated revenues of at least €750 million. These groups will be required to calculate the effective tax rate of each group company operating in a relevant jurisdiction under the Global Anti-Base Erosion Model Rules (GloBE) and, where a group company has a GloBE effective tax rate below 15%, on a jurisdiction-by-jurisdiction basis, pay an additional top-up tax to bring the relevant jurisdictions' effective tax rate to 15%.
On December 20, 2021, the OECD published model rules for the implementation of Pillar Two and in March 2022 the OECD released detailed commentary on those Pillar Two model rules.
The OECD has released additional administrative guidance on the global minimum tax in February, July and December of 2023. Under the European Union’s minimum tax directive, unanimously agreed by the member states in 2022, each member state was required to adopt domestic legislation implementing the minimum tax rules for periods beginning on or after December 31, 2023, with the “under-taxed profit rule” to take effect for periods beginning on or after December 31, 2024. Legislatures in multiple countries outside of the European Union have also drafted and/or enacted legislation to implement the OECD’s minimum tax proposal. Given the OECD’s continued release of guidance regarding Pillar Two, and that jurisdictions may interpret such laws in different manners, the overall implementation of Pillar Two remains uncertain and subject to change, possibly on a retroactive basis. However, domestic legislation enacted to implement Pillar Two may have an adverse effect on our results of operations going forward. In particular, since France enacted domestic Pillar Two legislation under the Finance Act for 2024 №2023-1322 of 29 December 2023, which adopted the income inclusion rule (our ultimate parent entity being a tax resident of France), we expect to be significantly affected by Pillar Two implementation. We will continue to evaluate the impact of Pillar Two on our operations as further information and guidance becomes available.
Legislation enacted in Bermuda as to Corporate Income Tax may affect our operations, and our net income could decrease.
Bermuda recently enacted the Corporate Income Tax Act 2023 on December 27, 2023 (the "CIT Act"). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 percent of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. It is likely that the CIT Act will have an adverse effect on our results of operations going forward. We are considering the CIT Act and will evaluate the impact of the CIT Act on our operations and on our Bermuda GloBE effective tax rate from a Pillar Two perspective as further information and guidance becomes available.
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
See Business Overview—Taxation in Item 4.B and Note 16 to the Consolidated Financial Statements in Item 18 of this report for further details.

ITEM 4.	INFORMATION ON THE COMPANY
A. History and Development of the Company
PartnerRe Ltd., an exempted company incorporated under the laws of Bermuda in 1993 with liability limited by shares, is the holding company for our international reinsurance group. The principal office is located at 90 Pitts Bay Road, Pembroke HM08, Bermuda (telephone number: +1 441-292-0888). PartnerRe Ltd. and its subsidiaries (the Company, PartnerRe, or the PartnerRe Group) predominantly provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.), Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia) and PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada). The Company’s principal office in the U.S. is located at 200 First Stamford Place, Stamford, Connecticut (telephone number: +1 203-485-4200).
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
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Coopérations, pursuant to which Covéa Coopérations agreed to purchase all of PartnerRe Ltd.’s common shares held by Exor. Preferred shares issued by PartnerRe Ltd. were not included in the transaction. On July 12, 2022, Covéa Coopérations completed the acquisition of PartnerRe Ltd. from Exor. The Company’s preferred shares continue to be traded on the New York Stock Exchange NYSE.
At December 31, 2023 and 2022, the Company's 100 million common shares (Class A shares) are owned by Covéa Coopérations and at December 31, 2021, the Company’s Class A shares were owned by Exor and included in Shareholders' Equity in the Consolidated Balance Sheets. The Company has also issued Class B common shares (Class B shares) and Class C common shares (Class C shares) to certain executives and directors of the Company which are included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Share Ownership section in Item 6.E and Notes 14 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details).
B. Business Overview
The Company predominantly provides reinsurance for its clients globally. The Company’s principal offices are located in Pembroke (Bermuda), Dublin, Stamford (Connecticut, U.S.), Toronto, Paris, Singapore and Zurich.
The Company provides reinsurance of risks to ceding companies (cedants or reinsureds). Risks reinsured include, but are not limited to, agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, U.S. health and property as well as mortality, morbidity, longevity, financial reinsurance solutions, and accident and health.
Reinsurance is offered on either a proportional or non-proportional basis through treaties or facultative reinsurance:
•In a proportional (or quota share) treaty reinsurance agreement, the reinsurer assumes a proportional share of the original premiums and losses incurred by the cedant. The reinsurer pays the ceding company a commission, which is generally based on the ceding company’s cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expenses) and may also include a profit commission.
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
The majority of the Company’s gross premiums written were written on a proportional basis for each of the years ended December 31, 2023, 2022 and 2021.
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
See Results by Segment in Item 5 of this report and Note 22 to the Consolidated Financial Statements in Item 18 of this report for further details on Segments.
Premium Distribution
The Company’s businesses are geographically diversified with premiums written on a worldwide basis. The Company’s gross premiums written by segment for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars):

	2023		2022		2021
	$	%	$	%	$	%
Non-life business:
P&C segment	$4,771	52%	$5,025	58%	$4,541	55%
Specialty segment	2,223	25	1,990	23	2,016	25
Total Non-life business	$6,994	77%	$7,015	81%	$6,557	80%
Life and Health segment	2,108	23	1,674	19	1,647	20
	$9,102	100%	$8,689	100%	$8,204	100%
Distribution Channels
The Company generates business through brokers and through direct relationships with insurance companies. For the years ended December 31, 2023, 2022 and 2021, the Company had two brokers that individually accounted for 10% or more of the Company’s total gross premiums written. These two brokers individually accounted for 26% and 25%, respectively, of the Company's total gross premiums written for 2023, 26% and 30%, respectively, for 2022, and 24% and 28%, respectively, for 2021. No one cedant accounted for more than 10% of the Company's total gross premiums written for each of the years ended December 31, 2023, 2022 and 2021.
The gross premiums written in each of the Company's segments for the years ended December 31, 2023, 2022 and 2021, and the year-over-year comparisons, are described in Operating Results—Results by Segment in Item 5 of this report. See also Note 22 to the Consolidated Financial Statements in Item 18 of this report for further details on distribution channels and for the geographic distribution of the Company’s total gross premiums written for the years ended December 31, 2023, 2022 and 2021.
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
The Company ranks among the world’s largest professional reinsurers, and management believes the Company is well positioned in terms of client services and highly technical underwriting expertise. Management also believes that the Company’s global franchise and diversified platform allows the Company to provide broad risk solutions across many lines of business and geographies and is increasingly attractive to cedants who are choosing to utilize fewer reinsurers by consolidating their reinsurance panels and focusing on those reinsurers who can cover more than one line of business. Furthermore, the Company’s capitalization and strong financial ratios allow the Company to demonstrate a solid balance sheet to its clients.

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
Strategic risks are discussed and agreed to between the CEO and the Board and managed by the CEO including the direction and governance of the Company. Managing strategic risk includes the Company's response to risks to the business strategy and Company's reputation as well as key external factors faced by the reinsurance industry including emerging and ESG risks.
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
Financial market and credit risk management follows both top-down and bottom-up approaches. The top-down approach begins with the PartnerRe Group Risk Tolerance Framework. The framework dictates an overarching PartnerRe Group Board risk limit with sub-limits for important quantifiable risk pillars including investment risks and other financial risks. Additionally, it limits downside economic risk resulting from deterministic cross-risk pillar severe stress scenarios (e.g., financial crisis or inflation spike scenarios) before being further delineated and extended to policies and guidelines, limits and investment risk standards at all levels of the Company. At the same time, guidelines and limits are constructed for each investments portfolio then for each Tier 1 legal entity up to the PartnerRe Group level in a consistent manner. These contain comprehensive specifications and limits that span credit quality, net interest rate risk, liquidity, liability coverage, capital funds quality and concentration (geographic, asset sub-class, single exposure, sector, etc.) among other considerations.
The Company utilizes external and internal tools to quantify financial market and credit risks. In addition to regularly assessing portfolio sensitivities to predetermined changes in market factors (e.g., interest rates and credit spreads), the Company has developed internally several single-year and multi-year scenarios with the goal of quantifying the impact of severe macroeconomic events (e.g., real estate crisis, financial crisis and inflation/interest rate spike) on invested assets, economically sensitive reinsurance business (e.g., mortgage, credit & surety, GMDB, etc.) and inflation sensitive reserves. These scenarios are often augmented by reinsurance shocks (e.g., Natural Catastrophe event) to assess the impact on the Company’s liquidity and/or solvency at the PartnerRe Group and legal entity levels.
Furthermore, Risk Management employs an external real-world Economic Scenario Generator tool to regularly quantify and monitor the evolution of total return distributions by asset classes, subclass and by risk type (e.g., interest rate risk, equity risk, private equity, spread risk including default and migration risks, currency risk and real estate risk).
Net interest rate risk is monitored and managed holistically through asset liability management, asset reallocation and/or derivatives to ensure that large movements in interest rates do not result in significant loss of economic capital, in excess of PartnerRe Group and legal entity risk tolerances.

Counterparty credit risk is monitored and managed by major source of risk (e.g., corporate credit, derivatives, retrocession, funds withheld, etc.) and in aggregate across sources of risk. Limits are put in place at the PartnerRe Group level to ensure that losses due to the default of any single counterparty do not place an excessive strain on PartnerRe’s capital and/or solvency positions.
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
Operational Risk
Operational risks are inherent to conducting business and represent a potential for a financial loss or reputational impact as a result of operational failures caused by people, processes, systems and external events. The more significant operational risk topics, include but are not limited to, information technology (including cyber security and data integrity), business disruption, execution and process management, outsourcing, legal and regulatory compliance, fraud and human resources management. The Company seeks to minimize these risks through robust processes and controls and monitoring throughout the organization.
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
Economic Loss. The Company defines an economic loss as a decrease in the Company’s available economic capital.
Available Economic Capital. The Company defines economic capital as the Solvency II own funds plus the market value of senior debt.
The Maximum Economic Loss. The maximum economic loss is a loss expressed as a percentage of available economic capital under various modeled probability return periods.
The Company establishes key risk limits net of any retrocession for any risk source deemed by management to have the potential to cause economic losses greater than the Company’s risk tolerance. The Risk Tolerance Framework is approved by the Board in order to drive consistency in the application of the following Company limits: Overall PartnerRe Group Risk Tolerance, Market Risk, and Reinsurance Risk Tiers, each of which are described as follows:
Overall PartnerRe Group Risk Tolerance. The overall PartnerRe Group risk tolerance limit is a loss of 35% of available economic capital based on the internal model 99% Value at Risk (VaR). Additionally, this limit is also monitored through a number of stress scenarios which impact both assets and liabilities on the balance sheet.

Market Risk. Market risk is the risk of potential losses due to the impact of changes in the economic and financial market environment on the valuation of the investments portfolio (interest rate risk, spread risk including default risk, equity risk, real estate risk and FX risk) and economic liabilities (interest rate risk and FX risk) net of any hedging activities. The risk tolerance limit for this risk is a loss of 25% of available economic capital based on the internal model 99% VaR. At December 31, 2023, the deployment of market risk was at $0.8 billion against the approved limit of $2.6 billion.
Reinsurance Risk Tiers. This category includes reinsurance risks for which we have defined three risk tiers based on the classification of risk drivers considering the following criteria:
•Materiality
•Risk driver expertise, and
•Potential for superior risk-adjusted return over the cycle.
Tier 1 Reinsurance Risks
Tier 1 risks consist of risk drivers that meet all three criteria of the Risk Tolerance Framework. Additionally, the risk tolerance limit for this risk tier is a loss of 20% of available economic capital (annually defined). For the short term risks (Natural Catastrophe, Pandemic) the underlying metric is the 99% VaR of the one year economic impact measured either through the internal model or a corresponding scenario. For the long term risk (Mortality Trend) the metric is the 95% VaR of the full runoff distribution. The following are Tier 1 Risks:
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
The ERC monitors Tier 1 risks on a quarterly periodic basis. The approved limits and the actual limits deployed at December 31, 2023 and 2022 were as follows (in billions of U.S. dollars):

Tier 1 Risks	December 31, 2023		December 31, 2022
	Approved limit (1)	Actual deployed (1)	Approved limit (1)	Actual deployed (1)
Natural Catastrophe Risk	$2.1	$1.6	$1.8	$1.4
Mortality Trend Risk	$2.1	$1.3	$1.8	$1.2
Pandemic Risk	$2.1	$0.6	$1.8	$0.5

(1)The limits approved and the actual limits deployed in the table above are shown net of retrocession.
Tier 2 Reinsurance Risks
Tier 2 risks consist of risk drivers which meet two of the three Risk Tolerance Framework criteria. Tier 2 risks are monitored by the ERC. The following are the Tier 2 risks:
U.S. Mortgage Risk. The risk that losses from mortgage reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company.
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
Affirmative Cyber Risk. The risk that losses from cyber reinsurance materially exceed the net premiums that are received to cover such risks, which may result in operating and economic losses to the Company.

The risk tolerance limits for Tier 2 risks are smaller or equal to a loss of 10% of the available economic capital. The metric is the 1-in-100 Scenario for Mortgage and Affirmative Cyber, the 1-in-100 Value at Risk of the 1 year risk for Credit and Surety, and the 1-in-20 Value at Risk of the full run-off risk for Critical Illness.
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

The Company’s single occurrence estimated net PML exposures (net of retrocession and reinstatement premiums) of the main peril zones as at December 31, 2023 and 2022 were as follows (in millions of U.S. dollars):

		December 31, 2023		December 31, 2022
Zone	Peril	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)	1-in-250 year PML	1-in-500 year PML (Earthquake perils only)
U.S. Northeast	Hurricane	$1,307		$1,376
U.S. Southeast	Hurricane	1,270		1,267
U.S. Gulf Coast	Hurricane	1,208		1,209
Caribbean	Hurricane	302		239
Europe	Windstorm	614		654
Japan	Typhoon	314		408
California	Earthquake	1,181	$1,578	1,128	$1,519
Japan	Earthquake	322	384	365	425
Australia	Earthquake	289	430	401	577
New Zealand	Earthquake	203	348	329	537
British Columbia	Earthquake	189	457	213	427
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
Group Supervision. One of the key concepts of Solvency II is the principal of one “home” regulator over all the operating entities in a particular insurance or reinsurance group (referred to as Group Supervision). The Insurance Act 1978 of Bermuda and related regulations, as amended (the Insurance Act) sets out provisions regarding Group Supervision, including the power of the BMA to include or exclude specified entities from Group Supervision, the power of the BMA to withdraw as group supervisor, the functions of the BMA as Group Supervisor and the power of the BMA to make rules regarding Group Supervision for, among other things (1) assessing the financial situation and the solvency position of the insurance group and/or its members and (2) regulating intra-group transactions, risk concentration, governance procedures, risk management and regulatory reporting and disclosure. In addition to being tasked with assessing the financial condition of the PartnerRe Ltd. and its subsidiaries, the BMA has the power to impose restrictions on the ability of PartnerRe Ltd.'s subsidiaries to declare dividends to PartnerRe Ltd., and the ability of PartnerRe Ltd. to pay dividends to shareholders. This Group Supervision regime is in addition to the regulation of PartnerRe Ltd.'s various operating subsidiaries in their local jurisdictions. The Insurance (Group Supervision) Rules 2011 (the “Group Supervision Rules”) set out the rules in respect of the assessment of the financial situation and solvency of an insurance group, the system of governance and risk management, and supervisory reporting and disclosures of an insurance group. The Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011 (together with the Group Supervision Rules, the “Group Rules”) set out the rules in respect of the preparation of the annual group financial statements, capital and solvency return and enhanced capital requirements for an insurance group. The BMA currently acts as Group Supervisor of PartnerRe Ltd. and its various operating subsidiaries (the PartnerRe Group) and PartnerRe Bermuda is the designated insurer for the purposes of the BMA's Group Supervision. As Group Supervisor, the BMA will perform a number of supervisory functions including (1) coordinating the gathering and dissemination of information which is of importance for the supervisory task of other competent authorities; (2) carrying out a supervisory review and assessment of the PartnerRe group; (3) carrying out an assessment of the PartnerRe Group’s compliance with the rules on solvency, risk concentration, intra-group transactions and good governance procedures; (4) planning and coordinating, with other competent authorities, supervisory activities in respect of the PartnerRe Group, both as a going concern and in emergency situations; (5) taking into account the nature, scale and complexity of the risks inherent in the business of all companies that are part of the PartnerRe Group; (6) coordinating any enforcement action that may need to be taken against the PartnerRe Group or any of its members and (7) planning and coordinating meetings of colleges of supervisors (consisting of insurance regulators) in order to facilitate the carrying out of the functions described above.
PartnerRe Ltd. is not a registered insurer; however, pursuant to its functions as Group Supervisor, the BMA includes the Company and may include any member of the PartnerRe Group within its Group Supervision. PartnerRe Ltd. is majority owned by Covéa Cooperations, a French stock corporation, and it together with its material related reinsurance and insurance entities, are regulated by the French Prudential Control and Resolution Authority.
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
The BMA imposes the group Enhanced Capital Requirement (ECR) on the PartnerRe Group pursuant to its function as the Company’s Group Supervisor. Insurance groups are required to maintain available statutory economic capital and surplus that is equal to or exceeds the value of its ECR. The PartnerRe Group’s ECR may be calculated by reference to either (a) the standard model developed by the BMA known as the Bermuda Solvency Capital Requirement model (BSCR), or (b) an internal group capital model which the BMA has approved for use for this purpose. The PartnerRe Group currently uses the BSCR model in calculating its group ECR requirements. In addition, the PartnerRe Group is required to prepare and submit annual audited group U.S. GAAP financial statements, annual group statutory financial statements, annual group statutory financial return, annual group capital and solvency return (including an economic balance sheet (EBS)) and quarterly group unaudited financial returns. An insurance group must further ensure that the value of the insurance group's assets exceeds the amount of the insurance group's liabilities by the aggregate of: (i) the individual minimum solvency margin (MSM) of each qualifying member of the group controlled by the parent company; and (ii) the parent company's percentage shareholding in the member multiplied by the member's MSM, where the parent company exercises significant influence over a member of the group but does not control the member. A member is a qualified member of the insurance group if it is subject to solvency requirements in the jurisdiction in which it is registered. The PartnerRe Group is also required to submit annual group actuarial opinions in respect of its general business and long-term insurance business when filing its group capital and solvency return. The PartnerRe Group is required to appoint individuals approved by the BMA to be group actuaries for both general business and long-term business. The PartnerRe Group actuary must provide an opinion on the PartnerRe Group's technical provisions as recorded in the PartnerRe Group statutory EBS.
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
We are currently completing our 2023 PartnerRe Group BSCR, which must be filed with the BMA on or before May 31, 2024, and at this time, we expect we will exceed the ECR. Our 2022 PartnerRe Group BSCR exceeded the target level of required statutory capital.
In addition, the BMA may, after consultation with other competent authorities, determine whether an insurance group, for which the BMA is the group supervisor, is an internationally active insurance group under the Insurance Act. The Insurance Act also provides for a framework pursuant to which the BMA may designate a member of an Internationally Active Insurance Group (IAIG) as its ‘head of the IAIG’ for the purposes of IAIG supervision. In determining the member of an IAIG to be designated as the Head of the IAIG, the BMA shall have regard to the member that exercises control over all insurers in the group and other members of the group which may pose a risk to the insurance business of the group.
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
Bermuda
All Bermuda companies must comply with the provisions of the Bermuda Companies Act 1981, as amended (the Companies Act). In addition, the Insurance Act regulates the businesses of our Bermuda reinsurance subsidiaries, comprised of (i) PartnerRe Bermuda, a Class 4 general business insurer and Class E long-term business insurer and (ii) PRISBe (formerly PRE Life Bermuda Re Ltd.) a Class 3B general business insurer and Class C long-term business insurer. Partner Reinsurance Life Company of Bermuda Ltd. was merged into PartnerRe Bermuda on February 15, 2022. The Insurance Act distinguishes between long-term business, special purpose business and general business. The Insurance Act does not distinguish between insurers and reinsurers: companies are registered (licensed) under the Insurance Act as “insurers” and the Insurance Act uses the defined term “insurance business” to include reinsurance business. In addition, the Bermuda Investment Business Act 2003, as amended (the IBA) regulates the business of PartnerRe Capital Management Ltd. (PRCML), an investment manager registered with the Bermuda Monetary Authority as a Class B Registered Person under the IBA. PRCML is also an exempt reporting adviser pursuant to the U.S. Investment Advisers Act of 1940, as amended and is required to file certain reports with the U.S. Securities and Exchange Commission..
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
During the course of 2023, the BMA issued consultation papers and received feedback from stakeholders, on certain proposed enhancements to Bermuda’s regulatory regime for commercial insurers. The enhancements are aimed at ensuring that the regime continues to remain fit and proper for purpose, in line with international standards and keeps pace with market developments. In addition to potential enhancements to technical provisions and the computation of the Bermuda Solvency Capital Requirement, the BMA is seeking to strengthen supervisory cooperation and exchange of information and increased publication of regulatory information to further develop good governance and risk management practices, transparency and market discipline. As at the end of 2023, draft rules and guidance notes were published for each commercial insurer class and insurance groups with the new requirements expected to come into force on March 31, 2024.
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
The BMA implemented an EBS framework which is used as the basis to determine the ECR for all general business and long-term commercial insurers and insurance groups, including PartnerRe Bermuda and PRISBe. The EBS framework applies prudential filters and other EBS valuation adjustments to an insurer's GAAP balance sheet to produce an economic valuation of the assets and liabilities of the insurer in accordance with the prudential standards made under the Insurance Act. The Insurance (Prudential Standards) (Class 4 and Class 3B Solvency Requirement) Rules 2008, as amended, the Insurance (Prudential Standards) (Class C, Class D and Class E Solvency Requirement) Rules 2011, as amended and the Insurance (Prudential Standards) (Insurance Group Solvency Requirement) Rules 2011, as amended provide applicable guidance for PartnerRe Bermuda, PRISBe and the PartnerRe Group pertaining to certain aspects of the EBS framework, including, but not limited to, technical information required for the preparation of the financial statements and opinions of the loss reserve specialist and approved actuary. The Insurance (Prudential Standards) Amendment Rules 2018 provide updates to certain aspects of the EBS framework and increase the ECR over a 3-year transition period for general business and a 10-year transition period for long-term business.
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
At the end of 2021, the BMA released a consultation paper on the revisions to the Code of Conduct and following a review of the public consultation feedback, the revisions to the Code of Conduct were finalized and became effective on September 1, 2022 (with a six-month transition period for conduct-related additions and a 12-month transition period to comply with the new provisions/amendments of all other sections of the document). The most significant changes to the Code of Conduct related to corporate governance, including introducing a requirement that an insurer’s board include an appropriate number of non-executive directors and independent directors without executive responsibility. The BMA clarified that the revisions would not create a requirement for independent non-executive directors for all boards, but that subsidiary boards of a Bermuda group would determine the appropriate number of non-executive and independent non-executive directors required for the entity based on the nature, scale and complexity of the insurer’s operations. The Code of Conduct was also amended to require board members to review and assess the fitness and propriety of board membership, committees, and chief and senior executives at least every three (3) years and/or upon a material change to business activities or risk profile. Other changes include a requirement for insurers to demonstrate the economic impact of risk mitigation techniques originating from reinsurance contracts and the addition of “Sustainability Risk” as a material risk that should be considered in risk management strategies, and enhanced requirements for outsourcing.
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
Dividends and Distributions. As a Bermuda-domiciled holding company, PartnerRe Ltd. has limited operations of its own and its assets consist primarily of investments in its subsidiaries. Accordingly, the Company’s future cash flows largely depend on the availability of dividends or other statutorily permissible payments from subsidiaries. The ability to pay such dividends is limited by the applicable laws and regulations of the various countries and states in which these subsidiaries operate, including, among others, Bermuda, various states of the U.S., Singapore, Canada and Ireland. The Company’s ability to pay dividends or make distributions and to make dividends to shareholders is limited by solvency requirements of the Companies Act.
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
Personal Information Protection Act 2016 (PIPA). At present, the majority of the operative provisions of PIPA, which include: conditions for use and consent to use of personal information, specific obligations on organizations that use personal information, overseas data transfer assessment obligations and access, rectification and erasure rights for individuals, are not yet in force in Bermuda. In June 2023, the Bermuda Government and the Office of the Privacy Commissioner for Bermuda announced that the remaining operative provisions of PIPA will become fully implemented on January 1, 2025. PIPA, once in force, applies to every organization (which includes any individual, entity or public authority) that uses personal information in Bermuda where that personal information is used by automated or other means which form or are intended to form, part of a structured filing system. For the purposes of PIPA, “personal information” means any information about an identified or identifiable individual (meaning a natural person), and “use” or “using” are very broadly defined and effectively include possessing or carrying out any operation on personal information. Many of PartnerRe Ltd.’s Bermuda subsidiaries which use and hold personal information will be in scope and must comply with the provisions of PIPA.
Representative Offices. PartnerRe Bermuda maintains a representative office in Mexico.
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
Reporting Requirements. PartnerRe Europe and PartnerRe Ireland must file and submit annual audited financial statements and related reports to the Irish Companies Registration Office (CRO), together with an annual return of certain corporate information in accordance with the Companies Act 2014. Changes to corporate information during the year must also be notified to the CRO. These requirements also apply to PartnerRe Holdings Europe Limited and PartnerRe Ireland Finance DAC, while PartnerRe Europe and PartnerRe Ireland must also file and submit annual certifications to the Central Bank in relation to the following:

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
ESG Requirements. Under Solvency II, PartnerRe Europe and PartnerRe Ireland are obliged to identify, assess and manage sustainability risk, i.e., any environmental, social or governance event whose occurrence could cause an actual or potential negative material impact on the respective company's assets or liabilities. As a subsidiary of the Covéa Group, PartnerRe complies with various legal obligations related to the European Corporate Sustainability Reporting Directive (CSRD) and otherwise.
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
International Branches & Representative Offices. In addition to the above, PartnerRe Europe has also established operating branches in the U.K., France, Switzerland and Hong Kong, and a representative office in Brazil, which are subject to Irish reinsurance supervision regulations. In addition, the Hong Kong branch, a composite branch, is subject to regulation by the Insurance Authority of Hong Kong. Following Brexit, the existing U.K. branch is also subject to local regulation under the Financial Conduct Authority (FCA) and Prudential Regulation Authority (PRA). PartnerRe Ireland, pursuant to the Non-admitted and Reinsurance Reform Act of 2010 (part of the Dodd-Frank Act), is a non-admitted alien insurer in the U.S. and is eligible to write business as an excess and surplus lines insurer in all U.S. states.
PartnerRe Ireland has an operating branch in the U.K. that is subject to both CBI and local regulation under the U.K FCA and PRA.
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
Dividends and Distributions. Under New York law, the NYDFS must approve any dividend declared or paid by PartnerRe U.S. that, together with all dividends declared or distributed by it during the preceding twelve months, exceeds the lesser of 10% of its statutory surplus as shown on the latest statutory financial statements on file with the NYDFS, or 100% of its adjusted net investment income. Under Delaware law the Delaware Commissioner of Insurance must approve any dividend declared or paid by PRAIC that, together with all dividends or distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PRAIC’s surplus as regards policyholders as of the preceding December 31 or (ii) the net income, not including realized capital gains, for the 12-month period ending the preceding December 31. In connection with the acquisition by Covéa Coopérations, it was agreed that PartnerRe US would not take action to declare or distribute any dividend for the two year period from July 12, 2022 to July 12, 2024 without the prior approval of the NYDFS. Under Arkansas law the Arkansas Insurance Commissioner must approve any dividend declared or paid by PLRA that, together with all dividends and distributions made within the preceding 12 months exceeds the greater of (i) ten percent of PLRA's surplus as regards policyholders as of the preceding December 31 or (ii) the net gain from operations not including capital gains for the twelve-month period ending on the preceding December 31. Arkansas, Delaware and New York do not permit a dividend to be declared or distributed, except out of earned surplus.
Financial Risks of Climate Change Guidance. On November 15, 2021, the NYDFS issued final guidance for New York-regulated domestic insurers, such as PartnerRe US, detailing NYDFS expectations related to insurers’ management of the financial risks from climate change (Guidance). The Guidance sets out NYDFS’s expectations that all New York insurers start integrating the consideration of the financial risks from climate change into their governance frameworks, business strategies, risk management processes and scenario analysis, and developing their approach to climate-related financial disclosure. The Guidance also sets out specific timelines for implementing its various expectations, acknowledging that the substance and nature of disclosures will develop over time and thus, permitting implementation over different time periods. The NYDFS set an August 15, 2022 deadline for New York insurers to meet the NYDFS expectations regarding board governance and to have specific plans in place to address the NYDFS expectations regarding organizational structure.
Cybersecurity Requirements. Under the NYDFS' Cybersecurity Requirements for Financial Service Companies, regulated entities, including PartnerRe U.S. Insurance Companies, are required to establish and maintain a cybersecurity program designed to protect consumer information and the information technology systems of entities subject to NYDFS' oversight and to ensure the safety and soundness of New York’s financial services industry. Among the requirements are the maintenance of a cybersecurity program with governance controls, risk-based minimum data security standards for technology systems, cyber breach preparedness and response requirements, including reporting obligations, vendor oversight, training, and program record keeping and certification obligations. On November 1, 2023, the NYDFS adopted amendments to its cybersecurity regulation, which include new requirements for a cybersecurity risk assessment, business continuity planning and testing, notification to the NYDFS in the event of certain “ransomware” incidents” and an independent audit of the cybersecurity program. These new cybersecurity regulation requirements come into effect in phases over 2023 through 2025. The SEC also adopted new cybersecurity disclosure rules for SEC reporting companies that, among other things, require disclosure of material cybersecurity incidents as well as regarding companies’ cybersecurity policies and procedures, and cybersecurity governance and oversight policies. See Item 16K below.
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
PartnerRe Asia is the principal reinsurance carrier for the Company’s business underwritten in the Asia Pacific region, conducting general insurance and life insurance business as a reinsurer. PartnerRe Asia established a representative office in Tokyo, Japan in February 2022 to promote PartnerRe’s Life and Health capabilities.
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

Solvency Requirements. PartnerRe Asia is required to establish and maintain separate insurance funds for Singapore policies and offshore policies. The solvency requirement in respect of each insurance fund at the adjusted fund level shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset risks and operational risks). In addition, the solvency requirement in respect of PartnerRe Asia as a whole shall at all times be not less than the total risk requirement of PartnerRe Asia plus a company-specific supervisory capital add-on or SGD 5million, whichever is higher. The MAS is entitled to require that a licensed reinsurer holds assets of a certain type and prescribed value in Singapore.
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
In addition to the above, the laws and initiatives issued by the MAS regarding Anti-Money Laundering, Cyber Security, Outsourcing, Technology Risk Management and Environmental Risk Management currently impact, or may impact, PartnerRe Asia in the future.
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
In addition to local taxation, the PartnerRe Group is within scope of the OECD Pillar Two model rules. The Company's ultimate parent is Covéa (the parent company of the Covéa Group, whose legal form is "SGAM" i.e. a mutual insurance group company) domiciled in France. Pillar Two legislation was enacted in France's domestic legislation in 2023 and came into effect from January 1, 2024. Based on French domestic legislation, Covéa SGAM is liable to pay a top up tax for the difference between its GloBE effective tax rate per tax jurisdiction and the 15% minimum tax rate, except if there is a Qualified Domestic Minimum Top-Up Tax (QDMTT) enacted in the jurisdiction.
Bermuda
On December 27, 2023, the Government of Bermuda enacted the CIT Act. Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15% of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). The CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the tax regime. Although the commencement date of the CIT Act is January 1, 2024, no tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. PartnerRe Ltd., PartnerRe Bermuda and PRISBe are each subject to this new corporate income tax at a rate of 15% of taxable profit. Taxable profit will be based on the ultimate parent company accounting standard, which is French GAAP for the Covéa Group, on one hand, and on the other hand on specific adjustments created by CIT Act, such as the economic transition adjustment.
See Note 16 to the Consolidated Financial Statements in Item 18 of this report for further details including the impact of the enactment of the CIT Act for the year ended December 31, 2023.
PRISBe has elected under I.R.C Section 953(d) to be treated as a U.S. domestic corporation. See also the discussion of taxation in United States below.
The Bermuda government has not released any plans to implement Pillar Two. Instead, in response to Pillar Two and as detailed above, the Bermuda government opted to enact a 15% corporate income tax from January 1, 2025.
Canada

The Canadian non-life branch of PartnerRe U.S. and PartnerRe Canada are subject to Canadian taxation on their profits. Their profits are taxed at the federal level, as well as the Ontario provincial level at a combined rate of 26.5% in 2023. See also the discussion of taxation in the United States below.
The Canadian government has released proposed legislation to implement Pillar Two including both the Income Inclusion Rule (IIR) and the QDMTT.
France
The French branch of PartnerRe Europe is conducting business in and is subject to taxation in France. The tax on corporate profits in France has been 25.83% since 2022.
On December 29, 2023, the French government enacted final legislation implementing Pillar Two, including both the IIR and the QDMTT, to take effect for financial years starting on or after December 31, 2023.
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
On December 18, 2023, the Irish government enacted final legislation implementing Pillar Two, including both the IIR and the QDMTT, to take effect for financial years starting on or after December 31, 2023.
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
The Singaporean government has released plans to implement Pillar Two, including both the IIR and QDMTT, for financial years beginning on or after January 1, 2025.
Switzerland
The Swiss branch of PartnerRe Europe is subject to Swiss taxation, mainly on profits and capital. To the extent that net profits are generated, profits are taxed at a rate of 19.65%. Following federal tax reform, the statutory corporate income tax rate decreased from 21.15% to 19.7% in 2021 and to 19.65% in 2022. The branch pays capital taxes at a rate of approximately 0.17% on its imputed branch capital calculated according to a procured taxation ruling. See also the discussion of taxation in Ireland above.
On December 28, 2023, the Swiss government enacted final legislation implementing Pillar Two in the form of the QDMTT to take effect for financial years from January 1, 2024.
United Kingdom
The Company's operations in the United Kingdom, including the United Kingdom branches of PartnerRe Europe and PartnerRe Ireland, are subject to United Kingdom taxation on their profits at a rate of 25% for the financial year beginning April 1, 2023 (19% for the financial year beginning April 1, 2022).
On July 11, 2023, the United Kingdom government enacted final legislation implementing Pillar Two, including both the IIR and the QDMTT, to take effect for financial years starting on or after December 31, 2023.
United States
PartnerRe U.S. Corporation and its subsidiaries, including PLRA, (collectively PartnerRe U.S. Companies) transact business in and are subject to taxation in the U.S. The Canadian non-life branch of PartnerRe U.S. conducts business in Canada and is subject to taxation in Canada as discussed above. Under U.S. tax law, the amount of tax paid in Canada by the Canadian non-life branch of PartnerRe U.S. can be credited or deducted against U.S. corporation tax.

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
On this basis, the Company does not expect that it and its subsidiaries, other than the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, and PRISBe, will be required to pay U.S. corporate income taxes (other than withholding taxes as described below). However, because there is considerable uncertainty as to the activities that constitute a trade or business in the U.S., there can be no assurance that the IRS will not contend successfully that the Company or its non-U.S. subsidiaries (other than PartnerRe Europe, PartnerRe Ireland, and PRISBe) are engaged in a trade or business in the U.S. The maximum federal tax rate is currently 21% for a corporation’s income that is effectively connected with a trade or business in the U.S. In addition, U.S. branches of foreign corporations may be subject to the branch profits tax, which imposes a tax on U.S. branch after-tax earnings that are deemed repatriated out of the U.S., for a potential maximum effective federal tax rate of approximately 45% on the net income connected with a U.S. trade or business.
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
On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022, which applies to tax years commencing after December 31, 2022, which among other things implements a 15% minimum tax on book income of certain large U.S. domestic groups (with a three year annual average book income of $1 billion or greater) or certain large non-U.S. parented groups that have U.S domestic corporations (with a three year annual average book income of $1 billion or greater at the consolidated non-U.S. parent level and $100 million or greater at the U.S domestic level). Should the PartnerRe U.S. Companies, PartnerRe Europe and PartnerRe Ireland for business conducted through their U.S. intermediaries, or PRISBe ever have an effective corporate income tax rate of less than 15% and the above thresholds are met for a non-U.S. parented group, they may be subject to the 15% minimum tax on book income.
The U.S. also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the U.S. The rate of tax applicable to reinsurance premiums paid to PartnerRe Bermuda is 1% of gross premiums.
The U.S. government has not released any plans to implement Pillar Two.
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
For information regarding legal proceedings, see Note 19(d) to the Consolidated Financial Statements in Item 18 of this report.
C. Organizational Structure
The Company's Class A common shares are owned by Covéa Coopérations, a French stock corporation (société anonyme), which is part of the Covéa Group. Five French mutual insurance companies own all the shares of Covéa Coopérations. The shareholders of Covéa Coopérations are: (i) MMA IARD Assurances Mutuelles (21.528%), (ii) MMA Vie Assurances Mutuelles (11.805%), (iii) AM-GMF (33.333%), (iv) MAAF Assurances (33.161%) and (v) MAAF Santé (0.173%). The five mutual entities, shareholders of Covéa Coopérations, have no shareholding link with Covéa (the parent company of the Covéa Group, whose legal form is "SGAM" i.e. a mutual insurance group company) but are subject to its control through affiliation contracts. Consequently Covéa (SGAM) does not hold voting rights in the five mutual entities.
The Company’s principal operating subsidiaries at December 31, 2023 are as follows:

	Jurisdiction	Percentage Interest Held
Partner Reinsurance Company Ltd.	Bermuda	100%
Partner Reinsurance Europe SE	Ireland	100%
Partner Reinsurance Company of the U.S.	New York, United States	100%
Partner Reinsurance Asia Pte. Ltd.	Singapore	100%
PartnerRe Life Reinsurance Company of Canada	Canada	100%
See History and Development of the Company section above and also Share Ownership section in Item 6.E and Notes 1, 14 and 17 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
The Company directly holds certain real estate investments located in London, U.K. Refer to Note 2(h) to the Consolidated Financial Statements in Item 18 of this report for further details.

ITEM 4.A	UNRESOLVED STAFF COMMENTS
None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The financial information for the years ended December 31, 2023, 2022 and 2021 presented below is based on, or has been derived from, and should be read in conjunction with, the U.S. GAAP Consolidated Financial Statements presented in Item 18 of this report. The financial results below are presented in U.S. dollars as the reporting currency.
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
The Company's Consolidated Financial Statements are prepared in accordance with U.S. GAAP, and accordingly, we are required to adopt new or revised accounting standards issued by the FASB. The FASB issued Accounting Standards Update (ASU) 2018-12, Targeted Improvements to the Accounting for Long-Duration Contracts, which resulted in changes in how we account for long-duration contracts, including recognition, measurement, presentation and disclosure requirements. The Company adopted this accounting guidance and required disclosures for the year ended December 31, 2023. In accordance with the transition guidance, we have updated our prior period Consolidated Financial Statements presented herein to reflect LDTI. Refer to Notes 2 and 3 in the Consolidated Financial Statements in Item 18 for further details.
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
The Company’s long-term objective is to provide reinsurance capacity to clients and manage a portfolio of diversified risks that will create shareholder value. The Company’s profitability in any particular period can be significantly affected by large catastrophic or other large losses and the impact of changes in interest rates, credit spreads and equity markets on the fair value of investments, future policy benefit liabilities, and the fair value of MRB assets or liabilities (see Key Factors Affecting Year-over-Year Comparability below). Accordingly, the Company’s performance during any particular period is not necessarily indicative of its performance over the longer-term reinsurance cycle.
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
The non-life reinsurance market has historically been highly cyclical in nature as evidenced by hard and soft markets. For many years, with the exception of lines and markets impacted by specific catastrophic or large loss events, the Company has experienced soft market conditions with either general decreases, no changes, or marginal improvements, in pricing and profitability. During 2022, following continued large losses for events such as Hurricane Ian, together with a challenging macroeconomic environment, the market continued to harden. At the January 1st, 2023 renewals, the Company continued to improve its portfolio through higher attachment points on its property catastrophe portfolio and tighter terms and conditions and increased rates above inflation trends. During 2023, the Company benefited from its shift to higher attachment points which saw a reduction in catastrophe activity impacting earnings, while seeing premium growth in its property and catastrophe portfolios.
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
During 2023, the Company continued to execute its growth strategy in the Life and Health segment by continuing to increase new business volume in life business and hiring additional employees to support further growth in this segment.
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

Reinsurance Market Outlook
The Company believes that overall, reinsurance will broadly remain a cyclical market, primarily as a result of capital inflows and outflows, and that the cycles will become more specific and local, with less global amplitude. Large loss activity over the last years and current economic conditions have led to favorable rate movements across lines of business, though more particularly pronounced for property, and the Company expects these conditions to persist over the near term even as competition increases.
The outlooks for 2024 for each of the Company's segments are summarized as follows:
2024 Non-life Outlook
The January 1, 2024 renewals were more orderly than the previous year. While there was more competition on higher layers for property catastrophe lines, factors such as the increased retentions achieved at last year's renewal, continuous growth of exposure, ongoing uncertainty about level of impact from climate change and a tempered insurance linked securities market expansion combined to maintain attractive market conditions. In casualty lines, despite ample supply, reinsurers were able to push for better pricing and lower ceding commissions with a growing focus around reserve adequacy on older underwriting years in the context of economic and social inflation. In Specialty lines, we continue to observe positive rate pressure on the lines that are impacted by political violence, terror and war.
2024 Life and Health Outlook
Life and Health premiums are written through out the year, with only a limited portion of short-term business premiums written associated with the January 1, 2024 renewal. Management expects continued growth in the Company’s life portfolio in 2024 at constant foreign exchange rates, across all regions. Pricing conditions are not expected to materially differ from 2023.
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
Liability funds represent invested assets supporting the net reinsurance liabilities, and are invested primarily in investment-grade fixed maturity securities and cash and cash equivalents. The preservation of liquidity and protection of capital are the primary investment objectives for these assets. The portfolio managers are required to adhere to investment guidelines as to minimum ratings and issuer and sector concentration limitations. Liability funds are invested in a way that generally matches them to the corresponding liabilities (referred to as asset-liability matching) in terms of both duration and major currency composition to provide the Company with a natural hedge against changes in interest and foreign exchange rates. In addition, the Company utilizes certain derivatives to further protect against changes in interest and foreign exchange rates. Liability funds represented approximately 55% and 59% of the total invested assets at December 31, 2023 and 2022, respectively.
Capital funds represent total capital of the Company, which includes shareholders' equity and debt liabilities, and are invested in a diversified portfolio with the objective of maximizing investment return, subject to prudent risk constraints. Capital funds contain most of the asset classes typically viewed as offering a higher risk and higher return profile, subject to risk assumption and portfolio diversification guidelines which include issuer and sector concentration limitations. Capital funds may be invested in investment grade and below investment grade fixed maturity securities, publicly listed and private equities, bond and loan investments, real estate investments, structured credit and certain other specialty asset classes. Capital funds represented approximately 45% and 41% of the total invested assets at December 31, 2023 and 2022, respectively.
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

The Company’s investment strategy allows for the use of certain derivative instruments, subject to strict limitations. The Company may utilize various derivative instruments, such as treasury note and equity futures contracts, credit default swaps, foreign currency option contracts, equity option contracts, foreign exchange forward contracts, total return and interest rate swaps, insurance-linked securities, and to-be-announced mortgage-backed securities (TBAs) for the purpose of managing and hedging currency risk, market exposure and portfolio duration, hedging certain investments, mitigating the risk associated with underwriting operations, or enhancing investment performance that would be allowed under the Company’s investment policy if implemented in other ways. The use of financial leverage, whether achieved through derivatives or margin borrowing, requires approval from the Board. At December 31, 2023, the Company had no significant financial leverage achieved through derivatives and no margin borrowing has been approved by the Board.
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
In 2023, the investment portfolio benefited from significant reinvestment of maturities on short-duration investments made when rates were significantly lower as well as positive net operating income resulting in higher net investment income. With current market yields above book yields, management expects higher net investment income in 2024.
A. Operating Results
At December 31, 2023, Covéa Coopérations held 100% of the 100 million Class A shares of $0.00000001 par value each for a total share capital of $1.00. The Class A shares were acquired from EXOR Nederland N.V. on July 12, 2022. The common shares are not listed.
Key Factors Affecting Year-over-Year Comparability
The key factors affecting the year-over-year comparability of the Company’s net income or loss for the years ended December 31, 2023, 2022 and 2021 include the following:
•Volatility in capital markets impacting investment results and market risk benefit gains
•Large catastrophic and man-made loss events impacting Non-life segment underwriting results, including the effects of the events discussed below
•Foreign exchange rate fluctuations
•Income tax changes, including the enactment of the Bermuda CIT Act in 2023, which led to a net deferred tax benefit recognized in 2023.
These factors, as well as other factors described below, may continue to affect our results of operations and financial condition in the future. Each of these key factors is discussed further in the Review of Net Income or Loss section below for each of the years ended December 31, 2023, 2022 and 2021.
Review of Net Income or Loss
The components of net income or loss for the years ended December 31, 2023, 2022 and 2021 are presented in the Company’s Consolidated Statements of Operations, and in the breakdown by segment in Note 22 to the Consolidated Financial Statements, in Item 18 of this report.
Management analyzes the Company’s net income or loss in three parts: underwriting result, investment result, and corporate and other, which comprises the other components of net income or loss not allocated to the Company’s P&C, Specialty and Life and Health segments.

The net income or loss for the years ended December 31, 2023, 2022 and 2021 was comprised as follows (in millions of U.S. dollars):

	2023	2022	2021
Underwriting result by segment
P&C	$698	$452	$202
Specialty	373	297	305
Total Non-life	$1,071	$749	$507
Life and Health (1)	86	72	44
	$1,157	$821	$551
Investment result	1,148	(1,560)	541
Corporate and other	13	(201)	(328)
Net income (loss)	$2,318	$(940)	$764

(1)Underwriting result excludes net investment income allocated to Life and Health as part of the allocated underwriting result of $73 million, $74 million and $81 million for the years ended December 31, 2023, 2022 and 2021, respectively. Allocated underwriting result is the metric management uses to measure results for the Life and Health segment, as described below.
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
Results by Segment
The Company monitors the performance of its operations in three segments: P&C, Specialty and Life and Health. See Note 22 to the Consolidated Financial Statements included in Item 18 of this report for a description of the Company’s segments, a discussion on how the Company measures its segment results (including definitions and quantification of loss ratio, acquisition ratio, technical ratio, other expense ratio and combined ratio) and a breakdown of net income or loss, including underwriting results by segment, for each of the years ended December 31, 2023, 2022 and 2021. Business reported in each segment is, to a significant extent, originally denominated in foreign currencies and is reported in U.S. dollars. The U.S. dollar can fluctuate significantly against other currencies and this should be considered when making year-over-year comparisons. See Corporate and Other—Foreign exchange movements section below for further details of movements in foreign exchange.
Non-life Results
The Non-life underwriting results for 2023, 2022 and 2021 are comprised of premiums earned reduced for losses and loss expenses (which included losses from large catastrophic losses and large loss events, partially offset by net favorable prior year development), acquisition costs and other expenses, as more fully described below.
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

The impact of large losses on the Company’s underwriting results for the years ended December 31, 2023, 2022 and 2021 was as follows (in millions of U.S. dollars, except ratios):

	2023			2022			2021
	P&C Segment	Specialty Segment	Total Non-life	P&C Segment	Specialty Segment	Total Non-life	P&C Segment	Specialty Segment	Total Non-life
Large losses	$99	$119	$218	$409	$137	$546	$450	$117	$567
Impact on combined ratio	2.5%	6.3%	3.7%	10.4%	8.2%	9.7%	12.8%	6.5%	10.6%
Named large catastrophic and man-made events, individually above $35 million net of retrocession and reinstatement premiums, and related losses on aggregate covers were comprised as follows:
•2023: $37 million related to Hurricane Otis
•2022: $489 million related to Hurricane Ian, the ongoing conflict between Russia and Ukraine, the Natal Floods, the Australian Floods, and the French Hailstorms
•2021: $483 million related to Hurricane Ida, Winter Storm Uri, the European Floods
Losses and loss expenses for 2023, 2022 and 2021 were also impacted by non-life prior years' reserve development. Non-life net favorable prior years' reserve development was $47 million (0.8 points reduction to the combined ratio) for 2023, $220 million (3.9 points reduction to the combined ratio) for 2022 and $194 million (3.6 points reduction to the combined ratio) for 2021. See Note 9 to the Consolidated Financial Statements in Item 18 of this report for a further discussion of the reserve development related to prior accident years.
P&C Segment
The components of underwriting result and the corresponding ratios for the P&C segment for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars, except ratios):

	2023	2022	2021
Gross premiums written	$4,771	$5,025	$4,541
Premiums ceded	(862)	(791)	(819)
Net premiums written	$3,909	$4,234	$3,722
Net premiums earned	$3,946	$3,941	$3,528
Losses and loss expenses	(2,196)	(2,410)	(2,391)
Acquisition costs	(960)	(995)	(864)
Technical result	$790	$536	$273
Other expenses (1)	(92)	(84)	(71)
Underwriting result	$698	$452	$202
Loss ratio	55.7%	61.2%	67.8%
Acquisition ratio	24.3	25.2	24.5
Technical ratio	80.0%	86.4%	92.3%
Other expense ratio	2.3	2.1	2.0
Combined ratio	82.3%	88.5%	94.3%

(1)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The P&C segment represented 49%, 56% and 52% of total net premiums written in 2023, 2022 and 2021, respectively.

2023 compared to 2022
The underwriting result increased $246 million year-over-year, an improvement in the combined ratio of 6.2 points, driven by a decrease in the loss ratio of 5.5 points.
Gross premiums written decreased by $254 million, or 5%. The decrease was driven primarily by reductions in casualty business, partially offset by growth in catastrophe business, where market conditions continued to be favorable. Premiums ceded increased 9.0% year-over-year, driven by an increase in retrocession purchasing.
Net premiums earned were stable year-over-year, primarily driven by the earn-in of prior year increases in premiums written and from premium exposure adjustments on prior underwriting years.
The loss ratio improved by 5.5 points, driven by an improvement in the current accident year loss ratio, which primarily benefited from a reduction in large losses, partially offset by a lower level of favorable prior years' reserve development. Large losses for 2023, which included impacts from Hurricane Otis and other large losses, decreased compared to large losses incurred in 2022, which included impacts from Hurricane Ian, the Australian Floods, the Natal Floods, and the French Hailstorms, and losses on aggregate covers associated with these events. Prior years' reserve development was 0.2 points favorable for 2023 as compared to 3.9 points favorable for 2022.
The acquisition cost ratio of 24.3% and the other expense ratio of 2.3% for 2023 were comparable to the same ratios for 2022.
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

Specialty Segment
The components of underwriting result and the corresponding ratios for the Specialty segment for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars, except ratios):

	2023	2022	2021
Gross premiums written	$2,223	$1,990	$2,016
Premiums ceded	(284)	(325)	(227)
Net premiums written	$1,939	$1,665	$1,789
Net premiums earned	$1,892	$1,670	$1,802
Losses and loss expenses	(986)	(903)	(1,052)
Acquisition costs	(494)	(435)	(415)
Technical result	$412	$332	$335
Other expenses (1)	(39)	(35)	(30)
Underwriting result	$373	$297	$305
Loss ratio	52.1%	54.1%	58.4%
Acquisition ratio	26.1	26.0	23.0
Technical ratio	78.2%	80.1%	81.4%
Other expense ratio	2.1	2.1	1.7
Combined ratio	80.3%	82.2%	83.1%

(1)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Specialty segment represented 25%, 22% and 25% of total net premiums written in 2023, 2022 and 2021, respectively.
2023 compared to 2022
The underwriting result increased $76 million year-over-year, an improvement in the combined ratio of 1.9 points, driven by an improvement in the loss ratio of 2.0 points.
Gross written premiums increased by $233 million, or 12%, driven by growth in property and energy lines of business, partially offset by continued strategic reductions in agriculture. Premiums ceded decreased 13% year-over-year, driven by a decrease in retrocession purchasing. Net premiums earned increased 13% in line with gross written premiums discussed above.
The loss ratio improved by 2.0 points, driven by an improvement in the current accident year attritional loss ratio due to strategic changes in the mix of business to more profitable lines and a decrease in large losses, partially offset by a lower level of favorable prior years' reserve development. Prior years' reserve development was 2.1 points favorable for 2023 compared to 4.1 points favorable for 2022, with favorable development in 2023 driven by reserve releases in agriculture, financial risks and multiline, partially offset by adverse development in marine and aviation lines.
The acquisition cost ratio of 26.1% and the other expense ratio of 2.1% for 2023 were comparable to the same ratios for 2022.
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
Life and Health Segment
The Company provides reinsurance of life and health related risks including mortality, morbidity, longevity and financial reinsurance solutions. Reinsurance coverage is mainly provided to primary life insurers to protect against individual and group mortality and disability risks. The Company also provides reinsurance coverage mainly to primary life insurers who provide pensions or issue annuity contracts offering long-term retirement benefits to consumers, who, in turn, seek protection against outliving their financial resources.
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
The components of the allocated underwriting result for the Life and Health segment for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars):

	2023	2022	2021
Gross premiums written	$2,108	$1,674	$1,647
Premiums ceded	(27)	(29)	(24)
Net premiums written	$2,081	$1,645	$1,623
Net premiums earned	$2,081	$1,646	$1,627
Losses and loss expenses	(1,808)	(1,413)	(1,408)
Acquisition costs	(109)	(107)	(113)
Technical result	$164	$126	$106
Other income (1)	40	39	26
Other expenses (2)	(118)	(93)	(88)
Underwriting result	$86	$72	$44
Net investment income	73	74	81
Allocated underwriting result	$159	$146	$125

(1)Other income represents fee income on longevity swaps and deposit accounted contracts, including the Company's financial reinsurance solutions business.
(2)The Company allocates certain other expenses that vary with business written by its operating segments. See Other expenses in Corporate and Other section below.
The Life and Health segment represented 26%, 22% and 23% of total net premiums written in 2023, 2022 and 2021, respectively.
Allocated underwriting result
The underwriting result for Life and Health is increased by net investment income, related to both assets backing reserves and assets backing capital, allocated to this segment to determine allocated underwriting result. See Investments Results section below for further details on net investment income.
2023 compared to 2022
The allocated underwriting result increased $13 million, or 9%, year-over-year, driven by an improved technical result, which was partially offset by an increase in other expenses.
Gross premiums written increased by $434 million, or 26%. Premium growth during 2023 was driven primarily by growth in longevity business, and to a lesser extent, long-term and short-term protection business. This was partially offset by a negative foreign exchange impact.

Losses and loss expenses increased by $395 million driven primarily by growth in longevity business, partially offset by a positive foreign exchange impact, mortality improvements in longevity business and lower COVID-19 claims.
Acquisition costs remained relatively flat year-over-year, as the growth in business primarily related to new longevity business which does not incur acquisition costs.
Other income increased by $1 million, or 3%, remaining relatively flat year-over-year. Other expenses increased by $25 million, or 27%, due to an increase in employees and consulting costs to support growth, and higher incentive accruals driven by segment and company performance.
2022 compared to 2021
The allocated underwriting result increased $21 million, or 17%, year-over-year, driven by an increase in the underwriting result, which was partially offset by a decrease in net investment income.
Gross premiums written increased by $27 million, or 2%, and net premiums written increased by $22 million, or 1%. Net premiums written increased from growth in longevity and long-term protection business, offset by negative foreign exchange impacts and a decrease in short-term protection business.
Losses and loss expenses increased by $5 million, remaining relatively flat year-over-year, as the impact of 2022 premium growth and non-recurring prior year recapture gains in the long-term protection and short-term protection business were mostly offset by changes in foreign exchange rates.
Acquisition costs decreased 5% during the year due to changes in foreign exchange rates partially offset by the impact of 2022 premium growth.
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

The components of the investment result for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars):

	2023	2022	2021
Net investment income (1)	$646	$398	$376
Net realized and unrealized investment gains (losses)	517	(1,969)	38
Interest in (losses) earnings of equity method investments	(15)	11	127
Total investment result	$1,148	$(1,560)	$541

(1)Includes amounts allocated to the Life and Health segment as presented in Results by Segment above.
Net Investment Income
Net investment income by asset type for the years ended December 31, 2023, 2022 and 2021 is included in Note 5(b) to the Consolidated Financial Statements in Item 18 of this report and is summarized below (in millions of U.S. dollars):

	2023	2022	2021
Fixed maturities, short-term investments and cash and cash equivalents	$500	$328	$306
Other invested assets	176	99	90
Equities	20	11	13
Funds held and other	7	11	18
Investment expenses	(57)	(51)	(51)
Net investment income	$646	$398	$376
Net investment income increased in 2023 compared to 2022 due to the redeployment of short-duration assets invested in 2022 and 2021 into the higher reinvestment rate environment of the year, combined with the impact of a higher average invested asset base throughout 2023. The increase in 2023 compared to 2022 was also due to a dividend of $31 million received on a real estate company investment, which was offset by a decrease in market value recorded in Net realized and unrealized investment gains (losses).
Net investment income increased in 2022 compared to 2021 driven by the impact of re-allocations to investment grade corporate bonds and higher reinvestment rates due to increases in worldwide risk-free rates. The increase in 2022 compared to 2021 also reflected an increase in credit spreads during 2022.
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
See Note 5(a) to the Consolidated Financial Statements in Item 18 of this report for details of realized investment gains and losses and changes in unrealized investment gains and losses by investment type. Investment results for the years ended December 31, 2023, 2022 and 2021 were significantly impacted by the volatility in the capital markets, although 2022 was impacted much more significantly than 2023 or 2021, with the Company reporting Net realized and unrealized investment gains or losses, included in net income or loss, as follows (in millions of U.S. dollars):

	2023	2022	2021
Net realized investment gains	$111	$472	$201
Change in net unrealized investment gains (losses)	411	(2,439)	(163)
Impairment loss on investments in real estate	(5)	(2)	—
Net realized and unrealized investment gains (losses)	$517	$(1,969)	$38
The net realized and unrealized investment gains of $517 million in 2023 were driven by net realized and unrealized investment gains of $387 million on fixed maturities and short term investments and net realized and unrealized investment gains on equities of $164 million, partially offset by net realized and unrealized investment losses on other invested assets of $29 million and an impairment loss on London-based real estate owned directly by the Company of $5 million. Substantially all gains on fixed maturities and short-term investments were unrealized and driven by decreases in worldwide risk free rates and narrowing of corporate credit spreads. Losses on other invested assets primarily reflected mark-to-market losses on private equity funds. Gains on equities largely reflected mark-to-market gains on public equity funds, which also includes the redemption of an Asian equity fund, where the realized gains of $101 million were largely offset by a decrease in unrealized gains.
The net realized and unrealized investment losses of $1,969 million in 2022 were driven by net realized and unrealized investment losses of $1,806 million on fixed maturities and short term investments, as well as net realized and unrealized investment losses of $119 million on other invested assets, and net realized and unrealized investment losses on equities of $44 million. Substantially all losses on fixed maturities and short-term investments were unrealized and driven by increases in worldwide risk free rates, widening corporate credit and MBS spreads, and losses on real estate sector investments in the Company's Asia high yield portfolio. Losses on other invested assets primarily reflected mark-to-market losses on private equity funds. Losses on equities largely reflected mark-to-market losses on public equity funds. The net realized investment gains in 2022 were primarily driven by the partial sale of Exor public equity funds at the close of the acquisition of the Company by Covéa Coopérations. This sale generated total consideration of $772 million, resulting in a realized gain of $450 million, the majority of which was included in unrealized gains in prior periods. The $2 million impairment loss on investments in real estate was driven by a write-down in value of London-based real estate investments directly owned by the Company.
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
See also Notes 4 and 5(a) to the Consolidated Financial Statements in Item 18 for further details.
Interest in (Losses) Earnings of Equity Method Investments
The interest in losses of equity method investments for 2023 of $15 million primarily reflected mark-to-market losses on private equity funds. The interest in earnings of equity method investments in 2022 of $11 million primarily reflected mark-to-market gains on real estate funds. The interest in earnings of equity method investments in 2021 of $127 million primarily reflected unrealized gains in the value of real estate assets held by investees, as well as realized and unrealized gains on private equity funds and New York real estate fund.
Corporate and Other
The following are components of net income (in millions of U.S. dollars), excluding amounts that the Company includes in investment results or allocates to segments, in line with the way the Company manages its business, as described above.

	2023	2022	2021
Market risk benefit gains	$7	$121	$20
Other expenses, net of other income, not allocated to the segments (1)	(213)	(202)	(207)
Interest expense	(58)	(55)	(56)
Amortization of intangible assets	(8)	(9)	(9)
Net foreign exchange losses	(43)	(14)	(36)
Income tax benefit (expense)	328	(42)	(40)
Corporate and Other	$13	$(201)	$(328)

(1)The Company allocates certain other expenses that vary with business written to its operating segments. Refer to Underwriting Results section above for tables that include Other expense and Other income amounts allocated to each of the three segments.
Market Risk Benefit Gains
MRB gains represent the changes in fair value of MRBs, which relate to our GMDB business, excluding the impacts of changes in our own credit risk which are included in Other comprehensive income or loss. Changes in the fair value of MRBs may fluctuate significantly in a given period based on market interest rates, equity prices, market volatility and other factors, creating volatility within net income. Changes in the fair value of MRBs are excluded from the Life and Health segment results and included with Corporate and Other.
MRB gains were $7 million in 2023 and included $15 million and $12 million of gains resulting from an increase in equity markets and a decrease in equity index volatility, respectfully, both of which reduce the chance of GMDB being at risk and increase the net MRB asset. This was partially offset by the impact of decreases in interest rates of $13 million and other factors including the recognition of the actual policyholder behavior different from expected behaviors and a change in future expected policyholder behavior, leading to a reduction of the MRB fair value.
MRB gains were $121 million in 2022 which were primarily a result of a sharp increase in interest rates in the year which increased the MRB gains by $197 million, partially offset by a decrease in equity markets and an increase in equity index volatility, which decreased the MRB gains by $58 million and $25 million, respectively.
MRB gains of $20 million in 2021 were driven by increases in interest rates and improvements in the equity markets which reduced the chance of the GMDB being at risk and increased the net MRB asset, offset by the impact of changes in other future assumptions.
Refer to Liquidity and Capital Resources—Market Risk Benefits in Item 5 and Note 11 to the Consolidated Financial Statements in Item 18 of this report for further details.
Other Expenses
The Company's Other expenses are included in the underwriting result and in Corporate and Other, as described above. The Company’s total Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars, except ratios):

	2023	2022	2021
Other expenses	$463	$415	$399
Other expenses, as a % of total net premiums earned	5.8%	5.7%	5.7%
Other expenses of $463 million for 2023 increased by $48 million compared to 2022, though the expense ratio remained relatively stable. The increase in other expenses was primarily driven by higher personnel costs due to additional full-time equivalent employees, a higher bonus accrual and, to a lesser extent, an increase in IT costs. These increases were partially offset by decreases in consulting and professional fees.
Other expenses of $415 million for 2022 increased by $16 million compared to 2021 though the expense ratio remained unchanged. The increase in other expenses was primarily driven by higher personnel costs due to additional full-time equivalent employees, a higher bonus accrual and, to a lesser extent, an increase in IT costs and travel and entertainment expenses. These increases were partially offset by a decrease in other expenses and consulting and professional fees for accounting standard implementation projects.
Interest Expense
Interest expense for 2023 was comparable to 2022 and 2021. See Note 13 to the Consolidated Financial Statements in Item 18 of this report for further details.
Amortization of Intangible Assets
Amortization of intangible assets relates to intangible assets acquired upon acquisition of Paris Re in 2009, Presidio in 2012, Aurigen in 2017 and Claim Analytics Inc. in 2018. Amortization expense for 2023 was comparable to 2022 and 2021. See Note 7 to the Consolidated Financial Statements in Item 18 for further details.
Foreign Exchange Movements
The Company’s reporting currency is the U.S. dollar. The Company’s significant subsidiaries and branches have one of the following functional currencies: U.S. dollar, Euro or Canadian dollar. As a significant portion of the Company’s operations is transacted in foreign currencies, fluctuations in foreign exchange rates may affect year-over-year comparisons. To the extent that fluctuations in foreign exchange rates affect comparisons, their impact has been quantified, when possible, and discussed throughout this annual report. See Note 2(n) to the Consolidated Financial Statements in Item 18 of this report for a discussion of remeasurement and translation of foreign currencies.
Net foreign exchange losses were $43 million for 2023 compared to losses of $14 million for 2022 and losses of $36 million for 2021. The losses in 2023 were driven by the weakening of the U.S. dollar against most major currencies and by the cost of hedging. The losses in 2022 were driven by the strengthening of the U.S. dollar against the Euro and the cost of hedging, while losses in 2021 were driven by the strengthening of the U.S. dollar against certain major currencies (primarily the Euro, British Pound and Swiss Franc), and the cost of hedging.
The foreign exchange fluctuations for the principal currencies in which the Company transacts business were as follows:
•the U.S. dollar ending exchange rate weakened against all major currencies, with the exception of the Japanese yen at December 31, 2023 compared to December 31, 2022.
•the U.S. dollar average exchange rate for the year strengthened against most major currencies, with the exception of the Swiss franc and the Euro in 2023 compared to 2022.
•the U.S. dollar ending exchange rate strengthened against all major currencies at December 31, 2022 compared to December 31, 2021.
•the U.S. dollar average exchange rate for the year strengthened against all major currencies in 2022 compared to 2021.
The above fluctuations impacted individual line items of the Company’s Consolidated Balance Sheets and Consolidated Statement of Operations as well as the Change in currency translation adjustment included in Accumulated other comprehensive loss in the Consolidated Balance Sheets. The Company hedges a significant portion of its currency risk exposure as discussed in Quantitative and Qualitative Disclosures about Market Risk in Item 11 of this report and in Notes 2(o) and 6 to the Consolidated Financial Statements in Item 18 of this report. See also section B. Liquidity and Capital Resources—Currency for a discussion of the impact of foreign exchange movements on the Consolidated Balance Sheets.
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
In addition, a significant portion of the Company’s gross and net premiums have been written and earned in Bermuda, which did not previously have a corporate income tax. This includes the majority of the Company’s catastrophe business, which can result in significant volatility in the Company’s pre-tax net income or loss from period to period. However, on December 27, 2023, the Government of Bermuda enacted the CIT Act, which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. The tax legislation includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the tax regime, which resulted in the Company recognizing a $487 million deferred tax asset in 2023. The Company also recorded a $55 million deferred tax liability in 2023 related to the future tax impact of temporary differences between book and tax value. The Company expects the $432 million net deferred tax asset related to Bermuda CIT to be utilized to reduce taxes predominantly over a 10-year period. The Company expects to incur increased taxes in Bermuda beginning in 2025.
The Company’s income tax benefit (expense) and effective income tax rate for the years ended December 31, 2023, 2022 and 2021 were as follows (in millions of U.S. dollars, except ratios):

	2023	2022	2021
Income tax benefit (expense)	$328	$(42)	$(40)
Effective income tax rate	(16.5)%	(4.7)%	5.0%
The impact of the Bermuda CIT Act had a 21.9 point reduction on the effective tax rate in 2023. Excluding the impact of the Bermuda CIT Act in 2023, the Company's income tax benefit (expense) and the effective income tax rate during 2023, 2022 and 2021 were driven by the geographic distribution of the Company’s pre-tax income and losses between its various jurisdictions.
See Taxation of the Company and its Subsidiaries in Item 4.B and Note 16 to the Consolidated Financial Statements in Item 18 of this report for further details.

B. Liquidity and Capital Resources
The following discussion on liquidity and capital resources principally focuses on the Company’s Consolidated Balance Sheets and Consolidated Statements of Cash Flows. See Risk Factors in Item 3.D for additional information concerning risks related to our business, strategy and operations.
Capital Adequacy
A key priority for management is to hold sufficient capital to meet all of the Company’s obligations to cedants, meet regulatory and rating agency requirements of the PartnerRe Group and the Company's regulated subsidiaries and support its position as one of the stronger reinsurers in the industry. Management closely monitors its capital needs and capital level throughout the reinsurance cycle and, in times of volatility and turmoil in global capital markets, actively takes steps to optimize the Company’s capital in order to achieve an appropriate balance of financial strength and shareholder returns. Capital management is achieved by either deploying or curtailing capital to fund business opportunities and, during times when the Company has excess capital and business opportunities are not so attractive, returning capital to its shareholders by way of dividends.
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
The Company's total capital (defined as total of debt liabilities and preferred and common shareholders’ equity) at December 31, 2023 and 2022 was as follows (in millions of U.S. dollars, except percentages):

	December 31, 2023		December 31, 2022
Senior notes due 2026	$829	8%	$794	10%
Senior notes due 2029	498	5	497	6
Junior subordinated notes due 2050	495	5	495	6
Capital efficient notes due 2066	62	1	62	1
Total debt	$1,884	19%	$1,848	23%
Preferred shareholders’ equity, aggregate liquidation value	$200	2%	$200	2%
Common shareholder’s equity	8,224	79	6,197	75
Total shareholders' equity	$8,424	81%	$6,397	77%
Total capital	$10,308	100%	$8,245	100%
Total capital of $10.3 billion at December 31, 2023 increased 25.0% compared to December 31, 2022 primarily due to an increase in common shareholder's equity and foreign exchange movements on Euro denominated debt, described as follows:
•Common shareholder's equity increased 32.7% during 2023, driven by comprehensive income of $2,255 million for the year partially offset by common and preferred share dividends totaling $228 million.
•The increase in senior notes due 2026 is due to the foreign exchange impact of translating the Euro denominated debt into U.S. dollars, the Company's reporting currency.
Regular interest payments on debt, which are expected to be approximately $57 million per annum based on interest rates at December 31, 2023, include payments on Senior notes due 2026 of $10 million, Senior notes due 2029 of $19 million, Junior subordinated notes due 2050 of $23 million and junior subordinated Capital Efficient Notes (CENts) of $5 million. Other than the Senior notes due 2026, the Company has no other contractual debt repayment obligations during the next five years.
Dividend payments on the Series J Preferred Shares are non-cumulative and the shares will remain outstanding into perpetuity unless called by the Company, which is first permissible, without regulatory approval on March 15, 2026. The Company expects to pay dividends on these preferred shares of approximately $10 million per annum in the period during which they remain outstanding.
The Company’s dividend policy is to declare and pay a dividend on its common shares at consistent levels each quarter. The annual interest and common and preferred share dividend obligations are expected to be funded using net cash flows from operating activities.

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
See Notes 13 and 14 to the Consolidated Financial Statements in Item 18 of this report, for a further discussion related to the Company's indebtedness, guarantees and shareholders' equity and Operating Results above for a discussion of the Company’s net income for the year ended December 31, 2023. See also Consolidated Statements of Shareholders' Equity within the Consolidated Financial Statements in Item 18 of this report.
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
Management believes that its significant cash flows from operations and high quality liquid investment portfolio will provide sufficient liquidity for the foreseeable future to meet its present requirements. At December 31, 2023 and 2022, the Company held cash and cash equivalents of $1,097 million and $1,252 million, respectively.
The Company’s Consolidated Statements of Cash Flows are included in the Consolidated Financial Statements in Item 18 of this report. Explanations of the cash flows presented in the Consolidated Statements of Cash Flows are as follows:
Net cash provided by operating activities, which includes cash flows related to underwriting operations and net investment income, was $2,236 million in 2023 compared to $1,468 million in 2022 and $1,233 million in 2021. The increase in 2023 compared to 2022 was primarily driven by increased cash flow from underwriting operations and net investment income. The increase in 2022 was primarily driven by increased cash flow from underwriting operations, as the comparative period included a premium paid for the loss portfolio transfer and adverse development cover entered into during the second quarter of 2021, partially offset by an increase in other operating cash outflows.
Net cash used in investing activities was $2,173 million in 2023 compared to $665 million in 2022 and $2,329 million in 2021. Net cash used in investing activities in 2023 was primarily driven by net purchases of fixed maturities and short-term investments. The net cash used in investing activities in 2022 was primarily driven by net purchases of fixed maturities, short-term investments and other invested assets, offset by net sales of equities. The net cash used in investing activities in 2021 was primarily driven by net purchases of fixed maturities and other invested assets, partially offset by net sales and redemptions of short term investments.
Net cash used in financing activities was $228 million in 2023, $195 million in 2022 and $573 million in 2021. The net cash used in financing activities in 2023 related to the payment of dividends to common and preferred shareholders. The net cash used in financing activities in 2022 was driven primarily by the payment of dividends to common and preferred shareholders. The net cash used in financing activities in 2021 was driven primarily by the redemption of the Company's Series G, H and I preferred shares and payment of common and preferred dividends, partially offset by the issuance of Series J preferred shares.

In 2024, the Company expects to continue to generate positive operating cash flows, absent unknown events or catastrophic events or unanticipated factors that could result in negative operating cash flows in the future. Specifically, the Company expects cash flows from operating activities to continue to be sufficient to cover claims payments.
The Company’s ability to pay common and preferred shareholder dividends, interest payments on debt, and certain corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish, Singapore and Canadian laws and certain statutes of various U.S. states in which PartnerRe U.S. is licensed to transact business. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory framework. The reinsurance subsidiaries’ dividend restrictions at December 31, 2023 are described in Note 15 to the Consolidated Financial Statements in Item 18 of this report.
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
Historically, the Company, through its operating subsidiaries, has generated sufficient cash flows to meet its obligations. Because of the inherent volatility of the business written by the Company, the seasonality in the timing of payments by cedants, the irregular timing of loss payments, the impact of a change in interest rates and credit spreads on the investment income as well as variability in coupon payment dates for fixed income securities, cash flows from operating activities may vary significantly between periods. In the event that paid losses accelerate beyond the ability to fund such payments from operating cash flows, the Company would use its cash and cash equivalents balances available or liquidate a portion of its high quality and liquid investment portfolio. As discussed in the Investments section below, the Company’s investments and cash and cash equivalents totaled $22 billion at December 31, 2023, of which $17 billion were cash and cash equivalents and government issued or investment grade fixed income securities.
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

Leases and Other Operating Agreements
The Company leases office space under operating leases expiring in various years through 2038. At the lease commencement, the Company determines the classification of each lease as either a finance lease or an operating lease. The Company currently only has leases classified as operating. Lease payments are expected to be funded using net cash flows from operating activities. The table below shows the Company's expected obligations under the operating lease agreements at December 31, 2023 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Operating leases	$86	$15	$29	$22	$20
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $34 million, which are expected to be funded using net cash flows from operating activities. The table below shows the expected obligations under the operating agreements at December 31, 2023 (in millions of U.S. dollars):

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Other operating agreements	$34	$23	$8	$3	$—
Investments
The Company’s total invested assets of $21,768 million and $19,244 million at December 31, 2023 and 2022, respectively, are comprised of total investments, cash and cash equivalents, and accrued interest. The components and carrying values of the Company’s total investments, and the percentages of total investments, at December 31, 2023 and 2022 were as follows (in millions of U.S. dollars, except percentages):

	December 31, 2023		December 31, 2022
Fixed maturities	$15,090	73%	$13,022	72%
Short-term investments	1,020	5	523	4
Equities	917	5	930	5
Investments in real estate	56	—	58	—
Other invested assets	3,465	17	3,355	19
Total investments (1)	$20,548	100%	$17,888	100%

(1)In addition to the total investments shown in the above table, the Company held cash and cash equivalents of $1,097 million and $1,252 million at December 31, 2023 and 2022, respectively, and accrued interest of $122 million and $104 million at December 31, 2023 and 2022, respectively.
The majority of the Company’s investments are carried at fair value with changes in fair value included in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. Refer to Investment Result above in the Operating results section and Notes 4, 5 and 6 to the Consolidated Financial Statements for further details of the composition of the investments and changes in unrealized gains or losses on investments. The total fixed maturities and short-term investments portfolio of $16,110 million at December 31, 2023 increased compared to December 31, 2022 of $13,545 million, driven by the investment of positive cash flows from operating activities throughout the year and mark-to-market gains as a result of the significant reinvestment of maturities on short-duration investments made when rates were significantly lower.

The cost, fair value and credit ratings of the Company’s fixed maturities and short-term investments carried at fair value at December 31, 2023 were as follows (in millions of U.S. dollars, except percentages):

			Credit Rating (1)
December 31, 2023	Amortized cost	Fair Value	AAA	AA	A	BBB	Below investment grade	Unrated
Fixed maturities
U.S. government and sponsored enterprises	$1,973	$1,737	$—	$1,737	$—	$—	$—	$—
U.S. states, territories and municipalities	51	52	—	9	—	—	—	43
Non-U.S. sovereign government, supranational and government related	1,909	1,780	1,259	367	154	—	—	—
Corporate	7,310	6,778	5	225	2,389	3,969	152	38
Asset-backed securities	15	15	—	—	—	—	15	—
Residential mortgage-backed securities	5,347	4,728	320	4,408	—	—	—	—
Fixed maturities	$16,605	$15,090	$1,584	$6,746	$2,543	$3,969	$167	$81
Short-term investments	1,033	1,020	337	521	92	55	15	—
Total fixed maturities and short-term investments	$17,638	$16,110	$1,921	$7,267	$2,635	$4,024	$182	$81
% of Total fixed maturities and short-term investments			12%	45%	16%	25%	1%	1%

(1)All references to credit rating reflect Standard & Poor’s (or estimated equivalent) ratings. Investment grade reflects a rating of BBB- or above.
At December 31, 2023, approximately 100% of the Company’s fixed maturity and short-term investments were publicly traded and approximately 98% were rated investment grade (BBB- or higher) by Standard & Poor’s (or estimated equivalent). The average credit quality, average yield to maturity and expected average duration of the Company’s fixed maturities and short-term investments at December 31, 2023 and 2022 were as follows:

	December 31, 2023		December 31, 2022
Average credit quality	A+		A+
Average yield to maturity	4.8%		5.1%
Expected average duration	3.2	years	3.5	years
The average credit quality of fixed maturities and short-term investments at December 31, 2023 has remained unchanged compared to December 31, 2022. The average yield to maturity on fixed maturities and short-term investments decreased by 0.3% primarily due to the narrowing of credit spreads and decreases in worldwide risk-free interest rates in 2023. At December 31, 2023 and 2022, the expected average duration of fixed maturities and short-term investments was 3.2 years and 3.5 years, respectively, compared to the weighted average economic duration of reinsurance liabilities of approximately 1.6 years and 1.9 years at December 31, 2023 and 2022, respectively. The decrease in expected average duration of fixed maturities and short-term investments reflects short-dated investments (less than 3 years) made in the first half of 2023 before we began allocating materially to longer dated maturities as the curve became less inverted and offered an attractive opportunity to increase resilience of investment income through longer maturities. Our modeled duration moved lower on the agency residential mortgage-backed securities as interest rates came off the highs of the year offsetting the duration added through longer dated investments.

Maturity Distribution
The distribution of fixed maturities and short-term investments at December 31, 2023 by contractual maturity date was as follows (in millions of U.S. dollars):

December 31, 2023	Cost	Fair Value
One year or less	$3,009	$2,793
More than one year through five years	6,114	5,801
More than five years through ten years	2,020	1,808
More than ten years	1,133	965
Subtotal	$12,276	$11,367
Mortgage/asset-backed securities	5,362	4,743
Total	$17,638	$16,110
Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.
Corporate bonds included in Fixed maturities
Corporate bonds are comprised of obligations of U.S. and foreign corporations. The fair values of corporate bonds issued by U.S. and foreign corporations by economic sector at December 31, 2023 were as follows (in millions of U.S. dollars, except percentages):

December 31, 2023	U.S.	Foreign	Total Fair Value	Percentage to Total Fair Value of Corporate Bonds
Sector
Financial services	$992	$989	$1,981	29%
Consumer cyclical	586	165	751	11
Real estate	661	48	709	10
Consumer non-cyclical	538	153	691	10
Industrial	415	162	577	9
Utilities	349	148	497	7
Communications	404	56	460	7
Energy	235	115	350	5
Technology	304	3	307	5
Insurance	168	92	260	4
Basic materials	104	87	191	3
Other	—	4	4	—
Total	$4,756	$2,022	$6,778	100%
% of Total	70%	30%	100%
At December 31, 2023, other than the U.S., no country accounted for more than 10% of the Company’s corporate bonds. At December 31, 2023, the ten largest issuers accounted for 14% of the corporate bonds held by the Company (4% of total investments and cash and cash equivalents) and no single issuer accounted for more than 2% of total corporate bonds (1% of total investments and cash and cash equivalents).
Within the finance sector, 98% of corporate bonds were rated investment grade and 57% were rated A- or better at December 31, 2023.

Asset-backed and Residential Mortgage-backed Securities included in Fixed maturities
Asset-backed securities and residential MBS by U.S. and non-U.S. originations and the related fair value and credit ratings at December 31, 2023 were as follows (in millions of U.S. dollars, except percentages):

	Credit Rating (1)
December 31, 2023	GNMA (2)	GSEs (3)	AAA	AA	A	Below investment grade / Unrated	Fair Value
Asset-backed securities, non-U.S.	$—	$—	$—	$—	$—	$15	$15
Residential mortgage-backed securities
U.S.	$376	$4,029	$318	$—	$—	$—	$4,723
Non-U.S.	—	—	2	3	—	—	5
Residential mortgage-backed securities	$376	$4,029	$320	$3	$—	$—	$4,728
Total	$376	$4,029	$320	$3	$—	$15	$4,743
% of Total	8%	85%	7%	—%	—%	—%	100%

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
Short-term Investments
Short-term investments include U.S. and non-U.S. government obligations and corporate bonds. Short-term investments were $1,020 million at December 31, 2023, up from $523 million at December 31, 2022, primarily due to continued allocations within public fixed income, and shifting further out the yield curve in governments and investment grade corporate bonds to add marginally to duration. At December 31, 2023, 99% of short-term investments were rated BBB or higher by Standard & Poor’s (or estimated equivalent).
Equities
Investments in equities decreased to $917 million at December 31, 2023 from $930 million at December 31, 2022. The reduction was driven by net unrealized losses on real estate investment trusts and redemption of an Asian equity fund of $150 million, partially offset by net unrealized gains on public equity funds during 2023. See also Notes 4, 5 and 21 to the Consolidated Financial Statements in Item 18 of this report for further details for Equities.
Investments in Real Estate
Investments in real estate relate to the Company's London-based real estate investments and are valued at cost, less any write down for impairment when the changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. The carrying value of the investments in real estate at December 31, 2023 and December 31, 2022 was $56 million and $58 million, respectively. The reduction in carrying value during 2023 was driven by a $5 million impairment loss, partially offset by the impact of the strengthening in the British Pound to U.S. dollar exchange rate as investments in real estate are denominated in the British pound. See also Note 2(h) to the Consolidated Financial Statements in Item 18 of this report for further details.
Other Invested Assets
Other invested assets are comprised of investments in corporate loans, notes and loans receivable and notes securitization, real estate company investments, fund investments, derivative instruments accounted for at fair value and certain investments that are accounted for using the equity method of accounting. At December 31, 2023 and 2022, Other invested assets totaled $3,465 million and $3,355 million, respectively.
Other invested assets includes a portfolio of third-party, individually managed privately issued corporate loans carried at fair value of $1,373 million at December 31, 2023, which increased from $1,303 million at December 31, 2022, driven primarily by net purchases during 2023. These corporate loans include $1,141 million and $973 million at December 31, 2023 and 2022, respectively, of U.S. bank loans under externally managed mandates. The mandates primarily invest in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. The weighted average credit rating as at December 31, 2023 was BB/BB- with the single largest issuer being 2.6% of the Company's individually managed corporate loan portfolio. The corporate loan portfolio also included $232 million and $330 million, respectively, of other privately issued corporate loans at December 31, 2023 and 2022.
The Company's largest single investment in Other invested assets is an investment in Almacantar of $471 million at December 31, 2023, which is recorded at fair value and decreased from $492 million at December 31, 2022. The primary driver of the decrease was net unrealized losses of $48 million recognized during 2023, which included the impact of a $31 million dividend distribution (recorded within Net investment income). This was partially offset by foreign exchange gains of $27 million from the strengthening of the British Pound against the U.S. dollar in 2023.
Other invested assets also includes fund investments with a total carrying value of $1,391 million at December 31, 2023, which increased from $1,308 million at December 31, 2022. The increase in carrying value from December 31, 2022 to December 31, 2023 was primarily driven by funding of capital commitments.
The Company's equity method investments are comprised primarily of passive investment interests focusing in the real estate sector and totaled $213 million and $237 million at December 31, 2023 and 2022, respectively.
The Company has entered into certain investments, including investments in VIEs (see Note 5(e) to the Consolidated Financial Statements in Item 18 of this report for further details), with unfunded capital commitments. As of December 31, 2023, the Company expects to fund capital commitments totaling $522 million with $230 million, $105 million, $66 million, $43 million, and $39 million to be paid during 2024, 2025, 2026, 2027 and 2028, respectively. These obligations are expected to be funded using net cash flows from operating and investing activities.
See Notes 4, 5, 6, 19 and 21 to the Consolidated Financial Statements in Item 18 of this report for further details.
Receivables for Securities Sold and Payables for Securities Purchased
Receivables for securities sold and payables for securities purchased arise primarily due to timing differences between the trade date and the settlement date for securities sold and purchased, and are expected to be received and paid in less than one year. At December 31, 2023 and 2022, the Company had outstanding balances related to receivables for securities sold totaling $187 million and $52 million, respectively, and payables for securities purchased totaling $221 million and $149 million, respectively, which are expected to be funded using net cash flows from investing activities.
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
At December 31, 2023 and 2022, the Company recorded $450 million and $472 million, respectively, of funds held assets, which declined in 2023 primarily as a result of a decrease in non-life funds held balances held by reinsured companies, related to regular transactional activity such as commissions and losses. The majority of the funds held assets relate to contracts that earned investment income based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized market index (e.g. SOFR). Under these contractual arrangements, there are no specific assets linked to the funds held assets, and the Company is only exposed to the credit risk of the cedant.
See Note 19(a) to the Consolidated Financial Statements in Item 18 of this report for a discussion of credit risk related to funds held assets and the Company’s process to evaluate the financial condition of its counterparties.

Non-life and Life and Health Reserves
See Notes 2(b), 9 and 10 to the Consolidated Financial Statements in Item 18 of this report for details of the Company’s loss reserves, including disclosures required by the SEC Industry Guide 4: Disclosures concerning unpaid claims and claim adjustment expenses of property-casualty insurance underwriters.
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
The Company’s gross reserves by segment and the total ceded and net non-life reserves at December 31, 2023 and 2022 were as follows (in millions of U.S. dollars):

	December 31, 2023	December 31, 2022
P&C segment	$9,821	$9,488
Specialty segment	3,330	3,238
Gross non-life reserves	$13,151	$12,726
Ceded non-life reserves	(1,765)	(1,852)
Net non-life reserves	$11,386	$10,874
Gross non-life reserves increased from December 31, 2022 to December 31, 2023, primarily driven by an increase in casualty reserves resulting from growth in this line of business in recent years and adverse development on prior underwriting years. A portion of the adverse development is covered under an adverse development cover the Company entered into during 2021. The benefit of this coverage is not fully reflected in the current period income statement, but rather deferred on the balance sheet and recognized over the estimated remaining settlement period of the contract. See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details. The effects of foreign exchange rate changes contributed to increases of $156 million and decreases of $261 million in non-life reserves during 2023 and 2022, respectively. Ceded non-life reserves decreased from December 31, 2022 to December 31, 2023 due to a decrease in events impacting our catastrophe line of business.
The changes in these reserves and the reconciliation of the gross and net total non-life reserves for the years ended December 31, 2023, 2022 and 2021 are presented and discussed further in Note 9 to the Consolidated Financial Statements in Item 18 of this report.
The net favorable loss development on prior accident years was $47 million for the year ended December 31, 2023, resulting from favorable loss emergence primarily in the Specialty segment. See Note 9 to the Consolidated Financial Statements in Item 18 for further details related to the 2023 net favorable loss development compared to net favorable development in 2022 and 2021, respectively.
See Note 9 to the Consolidated Financial Statements in Item 18 of this report for details of the net incurred and paid losses and loss expenses development by accident year, the total of incurred but not reported liabilities plus expected development on reported claims, and the net liability as at December 31, 2023 for total non-life and each of the P&C and Specialty segments.

The gross reserves reported by cedants (case reserves), those estimated by the Company, including additional case reserves (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR), and the total gross, ceded and net loss reserves recorded for the Company’s non-life operations were as follows at December 31, 2023 (in millions of U.S. dollars):

Segment	Case reserves	ACRs	IBNR reserves	Total gross loss reserves recorded	Ceded loss reserves	Net non-life reserves recorded
P&C	$3,620	$53	$6,148	$9,821	$(1,461)	$8,360
Specialty	$1,529	$137	$1,664	$3,330	$(304)	$3,026
Total Non-life reserves	$5,149	$190	$7,812	$13,151	$(1,765)	$11,386
The net non-life loss reserves represent the Company’s best estimate of future losses and loss expense amounts based on the information available at December 31, 2023. Loss reserves rely upon estimates involving actuarial and statistical projections at a given time that reflect the Company’s expectations of the costs of the ultimate settlement and administration of claims. Estimates of ultimate liabilities are contingent on many future events and the eventual outcome of these events may be different from the assumptions underlying the reserve estimates. In the event that the business environment and social trends diverge from historical trends, the Company may have to adjust its loss reserves to amounts falling significantly outside its current estimate. These estimates are regularly reviewed and the ultimate liability may be in excess of, or less than, the amounts provided, for which any adjustments will be reflected in the period in which the need for an adjustment is determined.
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
The point estimates related to net non-life reserves recorded by the Company and the range of actuarial estimates at December 31, 2023 were as follows (in millions of U.S. dollars):

	Recorded Point Estimate	High	Low
P&C	$8,360	$9,617	$7,161
Specialty	$3,026	$3,507	$2,569
Total net non-life reserves	$11,386
It is not appropriate to add together the ranges of each segment in an effort to determine a high and low range around the Company’s total carried loss reserves.
Of the Company’s $11,386 million of net non-life reserves at December 31, 2023, a portion of this is considered to have a long reporting tail, including the Company’s exposure to asbestos and environmental claims. See Note 9 to the Consolidated Financial Statements in Item 18 of this report for further details.
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

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Total Non-life reserves	$13,151	$4,280	$4,335	$1,926	$2,610
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
For a description of the reserving methods commonly employed by the Company see Note 9 to the Consolidated Financial Statements in Item 18 of this report. Each of these methods have certain advantages and disadvantages which the Company takes into consideration when determining which methods to use and method weights.
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
As an example of the sensitivity of the Company’s reserves to reserving parameter assumptions by reserving line, the effect on the Company’s reserves of higher/lower a priori loss ratio selections, higher/lower loss development factors and higher/lower tail factors based on amounts recorded at December 31, 2023 was as follows (in millions of U.S. dollars):

	P&C	Specialty
A Priori Loss Ratio +5%	652	220
Loss Development Factors (up to 10 years) 6 months longer	733	446
Tail Loss Development Factors higher by 5% (1)	409	133

A Priori Loss Ratio -5%	(652)	(220)
Loss Development Factors (up to 10 years) 6 months faster	(472)	(221)
Tail Loss Development Factors lower by 5% (1)	(349)	(76)

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
During 2023, 2022 and 2021, the Company reviewed its estimate for prior year losses for the P&C and Specialty segments and, in light of developing data, adjusted its ultimate loss ratios for prior accident years. The net prior years' reserve development for each segment for the years ended December 31, 2023, 2022 and 2021 is presented in Note 9 to the Consolidated Financial Statements in Item 18 of this report.
Actual losses paid and reported compared with the Company’s expectations, and the changes of the Company’s reserving parameter assumptions in response to the emerging development during the year ended December 31, 2023 were as follows:
•P&C: The Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in the P&C segment across multiple accident years, mainly driven by the catastrophe and health lines of business, partially offset by adverse loss emergence in casualty business.
•Specialty: The Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in the Specialty segment across multiple accident years, predominantly from the property, agriculture and financial risks lines of business, which was partially offset by adverse loss emergence in the marine and aviation business.

Life and Health Reserves
Life and Health reserves relate to the Company’s Life and Health segment, which predominantly includes:
•mortality and morbidity business, covering death, critical illness and disability risks (with various riders) written in Continental Europe, the U.K., the United States, Ireland, Canada and Asia Pacific;
•longevity business, subdivided into standard annuities written in the U.K, the U.S. and Canada and non-standard annuities written in the U.K.
The Company's gross and net Life and health reserves at December 31, 2023 and 2022 were as follows (in millions of U.S. dollars):

	December 31, 2023	December 31, 2022
Long-term protection	$1,432	$1,250
Longevity	466	304
Total traditional and limited payment long-duration life and health reserves	$1,898	$1,554
Other long-duration life and health reserves	117	128
Short-term life and health reserves	817	796
Total life and health reserves, net	$2,832	$2,478
Ceded reserves	28	20
Life and health reserves, gross	$2,860	$2,498
The increase in the Life and Health reserves in 2023 was primarily due to growth in long-term protection and longevity business and foreign exchange movements.
The expected payout timing of Life and Health reserves on an undiscounted basis are shown in the table below (in millions of U.S. dollars). The timing of actual loss payments related to Life and Health reserves is not contractual and may vary significantly from the Company's current estimate of the expected timing and amounts of loss payments based on many factors.

	Total	< 1 year	1-3 years	3-5 years	> 5 years
Life and health reserves	$3,185	$424	$387	$275	$2,099
Life and Health Reserving Methodology
The Company’s reserving methodologies are as follows:
•Mortality:
Short-term life and health reserves: The reserves for the short-term mortality/morbidity business consist of case reserves calculated at the treaty level based upon cedant information. Similar treaties are grouped to calculate IBNR using the ELR method described above for non-life business.
Traditional and limited payment long-duration life and health reserves: The liability for future policy benefits (LFPB) for traditional and limited payment long-duration contracts is established based upon accepted actuarial valuation methods which require us to make certain assumptions regarding future premiums, claims and policy benefits. The LFPB uses the Company's current best estimate assumption of future cash flows discounted at a rate that approximates a single A rated corporate bond yield. Contracts are generally grouped into cohorts by product type, issue year, geographical region, currency, and other factors. Cash flows estimates used to set the net premiums ratio, which is the proportion of present value of gross premiums required to provide for all benefits and certain expenses, are reviewed quarterly using actual historical experience and current future best estimate assumptions, and if the cash flows change, the LFPB is updated using the revised net premium ratio. This revised net premium ratio will derive a remeasurement gain or loss that is presented as a component of Losses and loss expenses within the Consolidated Statements of Operations. If the net premium ratio exceeds 100% for a given cohort, a corresponding adjustment is recognized immediately in net income. The calculated LFPB cannot be less than zero for a given cohort.
The net premium ratio is not updated for changes in discount rate assumptions, as the impact of changes in quarterly discount rates are recorded in Comprehensive income or loss. The current discount rate assumption for all contracts is derived from a yield curve based on upper-medium grade fixed income securities (single A rated credit). For unobservable discount rates, the Company uses estimates consistent with fair value guidance, maximizing the use of relevant, observable market prices and minimizing the use of unobservable inputs. The locked-in discount rate assumption is utilized for purposes of interest accretion recognized in Losses and loss expenses within the Consolidated Statements of Operations and for updating the net premium ratio. The locked-in discount rate assumption is based on the weighted average upper-medium grade fixed income yields during the first calendar year of the contract.
The most significant cash flow assumptions used are mortality, morbidity and persistency. The Company has elected to lock-in claims expense assumptions at contract inception and those assumptions are not subsequently reviewed or updated.
•Longevity: Reserves for longevity reinsurance contracts are established following the reserving methodology discussed above for traditional and limited payment long-duration contracts. Some of these contracts subject the Company to risks arising from policyholder mortality over a period that extends beyond the periods in which premiums are collected. For longevity reinsurance contracts, the main risk is a higher than expected increase in life span beyond our current best estimate.
An example of the sensitivity of the Company’s best estimate reserves for Life and Health contracts, net of retrocession, to reserving assumptions by product line at December 31, 2023 was as follows (in millions of U.S. dollars, except percentages):

Reserving lines	Factors	Change	Increase to best estimate reserves, net
Mortality
Long-term and TCI	Mortality	+10%	$898
Longevity
Standard and non-standard annuities	Mortality improvements per annum	+1%	$462
The mortality sensitivities demonstrate the impact to the Company's best estimate reserves, net of retrocession, based on current mortality assumptions. Changes in assumptions shown in the table above may not be fully recognized in the U.S. GAAP reserves and net income in the period of such an assumption change, due to the nature of the net premium ratio calculations described above for traditional and limited payment contracts. It is not appropriate to sum the total impact for a specific reserving line or the total impact for a specific factor because the reinsurance portfolios are not perfectly correlated.
The net premium ratio for traditional and limited payment contracts is not updated for changes in discount rate assumptions, as the impact of changes in discount rates are recorded in Other comprehensive income or loss. The Company recognized a $50 million loss, net of tax, within Other comprehensive income for the change in discount rate for liability for future policy benefits for the year ended December 31, 2023 as a result of decreases in interest rates during the year. This compared to gains of $99 million and $53 million, net of tax, for the years ended December 31, 2022 and 2021, respectively, as a result of increases in interest rates.
See Item 11 Quantitative and Qualitative Disclosures about Market Risk below in this report for disclosures on market risk impacts to the to the valuation of Life and Health reserves. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for disclosures on Life and Health reserves.
Market Risk Benefits
Market Risk Benefits are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. MRBs include certain contract features that provide minimum guarantees to policyholders, such as guaranteed minimum death benefits (GMDB). MRBs can be in either an asset or a liability position, and are presented separately on the Consolidated Balance Sheets as the criteria for right of offset is not met. MRBs are measured at fair value using an option-based valuation model based on current net amounts at risk, market data, Company experience, and other factors. Consistent with a fair value income approach, all contractual cash flows specified within the GMDB treaties and expense cash flows that are consistent with the expected expense levels, are projected on a prospective basis. Risk neutral scenarios are used to project and discount cash flows.
The Company's MRBs at December 31, 2023 and 2022 were as follows (in millions of U.S. dollars):

	December 31, 2023			December 31, 2022
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$145	$5	$140	$131	$9	$122
Changes in fair value related to MRBs are recognized as Market risk benefit gains (losses) except for the portion of the change in fair value due to a change in the instrument-specific credit risk, which is recognized in Other comprehensive income or loss, both within the Consolidated Statements of Operations and Comprehensive Income (Loss). Refer to Operating results—Corporate and Other in Item 5 of this report for more information on the Market risk benefit gains (losses). The Company also recorded gains of $5 million, $50 million and $4 million, net of tax, within Other comprehensive income as a result of changes in the instrument-specific credit risk for the years ended December 31, 2023, 2022, and 2021 respectively.
Refer to Item 11 Quantitative and Qualitative Disclosures about Market Risk below in this report for disclosures on market risk impact to the MRBs. Refer to Note 2 and 11 to the Consolidated Financial Statements in Item 18 of this report for disclosures on MRBs.
Reinsurance Recoverable on Paid and Unpaid Losses
The Company has exposure to credit risk related to reinsurance recoverable on paid and unpaid losses. See Note 12 to the Consolidated Financial Statements in Item 18 and Quantitative and Qualitative Disclosures about Market Risk—Counterparty Credit Risk in Item 11 of this report for a discussion of the Company’s risk related to reinsurance recoverable on paid and unpaid losses and the Company’s process to evaluate the financial condition of its reinsurers.
At December 31, 2023 and 2022, the Company recorded $1,921 million and $1,948 million, respectively, of reinsurance recoverable on paid and unpaid losses in its Consolidated Balance Sheets, of which $1,793 million and $1,872 million, respectively, represents reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. The decrease in the reinsurance recoverable during 2023 was primarily due to reduced amount of ceded losses from large catastrophic and man-made events as discussed in the Results by Segment in Item 5.A above.
At December 31, 2023, the distribution of the Company’s reinsurance recoverable on paid and unpaid losses on total Non-life and Life and health reserves categorized by Standard & Poor’s rating of the reinsurer was as follows:

Rating Category	% of total reinsurance recoverable on unpaid losses
AA- or better	10%
A- to A+	8%
Less than A-	—%
Unrated	82%
Total	100%
At December 31, 2023, 18% of the Company’s reinsurance recoverable on total Non-life and Life and health reserves were due from reinsurers with A- or better rating from Standard & Poor’s, compared to 19% at December 31, 2022. The remaining amounts included in Unrated were all collateralized as at December 31, 2023 and 2022. Refer to Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details on collateralized reinsurance recoverables.
Currency
The Company’s reporting currency is the U.S. dollar. The Company has exposure to foreign currency risk in part due to its ownership of its Irish, French and Canadian subsidiaries and branches, whose functional currencies are the Euro and the Canadian dollar.
At December 31, 2023, the value of the U.S. dollar weakened against all major currencies, except for Japanese Yen, compared to December 31, 2022, which resulted in an increase in the U.S. dollar value of the assets and liabilities denominated in non-U.S. dollar currencies.
The currency translation adjustment account is a component of Accumulated other comprehensive income or loss in Shareholders’ equity. The reconciliation of the currency translation adjustment for the years ended December 31, 2023, 2022 and 2021 was as follows (in millions of U.S. dollars):

	2023	2022	2021
Currency translation adjustment at beginning of year	$(17)	$(23)	$(66)
Change in foreign currency translation adjustment included in accumulated other comprehensive loss	(3)	6	44
Currency translation adjustment at end of year	$(20)	$(17)	$(22)

The currency translation adjustment account decreased by $3 million during the year ended December 31, 2023 compared to an increase of $6 million during the year ended December 31, 2022 and an increase of $44 million during the year ended December 31, 2021, due to the translation of net assets of the Company’s subsidiaries and branches into U.S. dollars.
In addition, the Company has underwriting reinsurance exposures, collecting premiums and paying claims and other expenses in currencies other than the U.S. dollar and holding certain net assets in such currencies. See Operating Results above for a discussion of the impact of foreign exchange and net foreign exchange gains and losses during the years ended December 31, 2023, 2022 and 2021.
See Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Risk in Item 11 for a discussion of the Company’s risk related to changes in foreign currency movements as well as details of the Company's gross and net foreign currency exposures and the associated foreign currency derivatives the Company has entered into the manage these exposures. See also Note 2(n) to the Consolidated Financial Statements in Item 18 of this report for a discussion of currencies to which the Company is exposed.
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
Non-life and Life and Health Reserves and Reinsurance Recoverable for Unpaid Losses
The Company’s Non-life and Life and health reserves and the related reinsurance recoverable for unpaid losses are significant accounting estimates. These estimates are continually reviewed with any required adjustments reflected in the periods in which they are determined, which may affect the Company’s results in future periods. On January 1, 2023, the Company adopted LDTI for its traditional and limited payment long-duration contracts, and the Company updated the critical accounting estimates impacted by the LDTI guidance. See Liquidity and Capital Resources—Reserves and Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses above and Notes 2(b), 2(e), 9, 10, 11, and 12 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
Under proportional treaties, which represented 75% of the Company’s total gross premiums written for the year ended December 31, 2023, the Company shares proportionally in both the premiums and losses of the cedant and pays the cedant a commission to cover the cedant’s acquisition costs. Under this type of treaty, the Company’s ultimate premiums written and earned and acquisition costs are not known at the inception of the treaty. As such, reported premiums written and earned and acquisition costs on proportional treaties are generally based upon reports received from cedants and brokers, supplemented by the Company’s own estimates of premiums written and acquisition costs for which ceding company reports have not been received. Premium and acquisition cost estimates are determined at the individual treaty level. The determination of premium estimates requires a review of the Company’s experience with cedants, familiarity with each market, an understanding of the characteristics of each line of business and management’s assessment of the impact of various other factors on the volume of business written and ceded to the Company. Premium and acquisition cost estimates are updated as new information is received from the cedants and differences between such estimates and actual amounts are recorded in the period in which estimates are changed or the actual amounts are determined.
Under non-proportional treaties, which represented the remaining 25% of the Company’s total gross premiums written for the year ended December 31, 2023, the Company is typically exposed to loss events in excess of a predetermined dollar amount or loss ratio and receives a fixed or minimum premium, which is subject to upward adjustment depending on the premium volume written by the cedant. In addition, many of the non-proportional treaties include reinstatement premium provisions. Reinstatement premiums are recognized as written and earned at the time a loss event occurs, where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms. The accrual of reinstatement premiums is based on management’s estimate of losses and loss expenses associated with the loss event.
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
See Notes 2(a), 12 and 22 to the Consolidated Financial Statements in Item 18 of this report and Operating Results—Results by Segment in Item 5 of this report for accounting policies or further details regarding premiums.
Valuation and Recoverability of Deferred Tax Assets
Under U.S. GAAP, a deferred tax asset or liability is to be recognized for the estimated future tax effects attributable to temporary differences and carryforwards. U.S. GAAP also establishes procedures to assess whether a valuation allowance should be established for deferred tax assets. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a deferred tax asset. Management must use its judgment in considering the relative impact of positive and negative evidence.
The Company has projected future taxable income in the tax jurisdictions in which the deferred tax assets arise based on management’s projections of premium and investment income, capital gains and losses, and technical and expense ratios. Based on these projections and an analysis of the ability to utilize loss and foreign tax credits carryforwards at the taxable entity level, management evaluates the need for a valuation allowance. The Company has estimated the future tax effects attributed to temporary differences and had deferred tax assets at December 31, 2023 of $636 million, after a valuation allowance of $325 million.

The most significant component of the Company's deferred tax asset (after valuation allowance) relates to the adoption of Bermuda corporate income tax. The Bermuda CIT Act includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the tax regime, which resulted in the Company recognizing a $487 million deferred tax asset in 2023. The economic transition adjustment allows Bermuda constituent entities to establish fair values as tax basis for their assets and liabilities as of September 30, 2023, which results in future reduction of taxable income, reflected as a net deferred tax asset in the financial statements. The amount of the adjustment for each asset and liability generally reflects the difference, as of September 30, 2023, between the fair market value and the carrying value of the item in the financial statements reported under the Company's ultimate parent company's accounting standard. The economic transition adjustment is assessed only as of September 30, 2023 and is not subsequently reassessed or subject to further changes in fair value. The Company expects this net deferred tax asset to be utilized to reduce taxes predominantly over a 10-year period and the Company has not recorded a valuation allowance against this net deferred tax asset as of December 31, 2023.
Changes in tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by taxation authorities, could have an impact on the provision for income tax and the effective tax rate and could significantly affect the amounts reported on the financial statements in the year these changes occur.
In accordance with U.S. GAAP, the Company has assumed that the future reversal of deferred tax liabilities will result in an increase in taxes payable in future years. Underlying this assumption is an expectation that the Company will continue to be subject to taxation in the various tax jurisdictions and that the Company will continue to generate taxable revenues in excess of deductions.
See Notes 2(m) and 16 to the Consolidated Financial Statements in Item 18 of this report for further details.
Valuation of Certain Financial Instrument Assets
As more fully described in Note 2(h)and 4 to the Consolidated Financial Statements in Item 18 of this report, the Company measures the fair value of its financial instruments according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. Level 3 financial instruments have the least use of observable market inputs used to determine fair value. As at December 31, 2023, the Company classified $846 million of investments as Level 3 as a result of significant unobservable inputs used to determine fair value. See Note 4 to the Consolidated Financial Statements in Item 18 of this report for a breakdown of these investments by fair value level as well as more detail on the valuation techniques, methods and assumptions that were used by the Company to estimate the fair value of its fixed maturities, short-term investments, equities, and other invested assets (including derivatives). See Notes 2(o) and 6 to the Consolidated Financial Statements in Item 18 of this report for further details on the Company’s use of derivative financial instruments.
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
Based upon the Company’s assessment, there was no impairment of the Company’s goodwill asset of $456 million at December 31, 2023 or 2022.

See Notes 2(k) and 7 to the Consolidated Financial Statements in Item 18 of this report for further details.
New Accounting Pronouncements
See Note 2(t) to the Consolidated Financial Statements included in Item 18 of this report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following are the directors and Executive Leadership Team of the Company as of March 25, 2024.

Name	Position with the Company	Date Appointed
Thierry Derez	Director, Chair of the Board, Member of the Investment Committee	July 12, 2022
Brian Dowd	Lead Independent Director, Chair of Investment Committee, Member of Underwriting and Risk Committee, Member of the Audit Committee	March 18, 2016
Mary Ann Brown	Director, Chair of the Audit Committee, Member of the Underwriting and Risk Committee	September 1, 2018
Hermann Pohlchristoph	Director, Chair of the Underwriting and Risk Committee, Member of the Audit Committee	February 4, 2021
Maud Petit	Director, Member of the Underwriting and Risk Committee, Member of the Investment Committee	July 12, 2022
Reuben Jeffery III	Director, Member of Audit Committee, Member of the Investment Committee, Member of the Underwriting and Risk Committee	November 10, 2022
Emmanuel Dubreuil	Director, Member of the Underwriting and Risk Committee (1)	November 7, 2023
François Bucchini	Director, Member of the Underwriting and Risk Committee (1)	November 7, 2023
Jacques Bonneau	Director, President and CEO, PartnerRe Ltd., Member of the Underwriting and Risk Committee and Member of the Investment Committee (2)	July 28, 2020
Philippe Meyenhofer	Incoming Director and CEO, PartnerRe Ltd. (3)	April 1, 2024
Jonathan Colello	Incoming President, PartnerRe Ltd. & CEO P&C Americas (4)	April 1, 2024
Abina Kealy	Executive Vice President and CFO, PartnerRe Ltd.	September 6, 2022
Marc Archambault	CEO Life and Health	April 1, 2017
James Beedle	CEO P&C APAC	April 1, 2019
Greg Haft	CEO Global Catastrophe	April 1, 2019
Andrew Gibbs	Chief Operations Officer (5)	October 14, 2019
Simon Clifford	CUO Life & Health	October 30, 2020
Christian Mitterer	CEO Specialty Lines (6)	January 9, 2024
Andrew Hughes	CEO Third Party Capital	February 1, 2021
Tom Leone	Chief Investment Officer	February 18, 2021
Gerd Maxl	Chief Legal Counsel	February 18, 2021
Sima Ruparelia	Chief Actuarial & Risk Officer	June 27, 2022
Lisa Bolger	Chief People Officer	July 1, 2022
Markus Frank	Chief Information Officer	July 1, 2022
Sylvain Jarrier	CUO Non-Life (7)	June 1, 2023
Ingrid Gjonaj	CEO P&C EMEA (8)	January 9, 2024

(1)Sylvestre Frézal was a Director and member of the Underwriting and Risk Committee for part of 2023 and resigned effective September 29, 2023. Thierry Francq was a Director and member of the Underwriting and Risk Committee for part of 2023 and resigned effective November 7, 2023. Emmanuel Dubreuil and François Bucchini were appointed as Directors and Members of the Underwriting and Risk Committee effective November 7, 2023.
(2)Jacques Bonneau is retiring as Director, President and CEO, PartnerRe Ltd. effective April 1, 2024.
(3)Philippe Meyenhofer was CEO Specialty Lines for 2023 and part of 2024. He will join the PartnerRe Ltd. Board as Director and will become CEO, PartnerRe Ltd. effective April 1, 2024.
(4)Jonathan Colello was appointed CEO, P&C America effective July 1, 2019, and will also become President, PartnerRe Ltd. effective April 1, 2024.
(5)Andrew Gibbs is retiring as Chief Operations Officer, PartnerRe Ltd. effective March 31, 2024.
(6)Christian Mitterer served as CEO P&C EMEA for 2023 and a part of 2024. Mr. Mitterer was originally appointed as CEO P&C EMEA on December 10, 2020. He was appointed as CEO Specialty Lines effective January 9, 2024.
(7)Scott Altstadt was PartnerRe Group Non-Life CUO for a portion of 2023. Sylvain Jarrier assumed the role as the PartnerRe Group Non-Life CUO effective June 1, 2023.
(8)Ingrid Gjonaj was appointed CEO P&C EMEA effective January 9, 2024.

Biographical information
•Thierry Derez, Director, Chair of the Board, Member of the Investment Committee
Thierry Derez is Chairman of the Board of PartnerRe and Chief Executive Officer of Covéa, parent company of Covéa Group, the leading P&C insurance group in France. Mr. Derez was appointed Chairman of AM-GMF (previously La Garantie Mutuelle des Fonctionnaires) in 2001, Chairman of MAAF Assurances in 2005 and Chairman of MMA in 2007. He has served as Chairman and Chief Executive Officer of Covéa from 2008 to 2022, at which point the offices of Chairman of the Board and CEO were separated. Covéa brings together AM-GMF, MAAF Assurances and MMA. Prior to joining the AM-GMF Group in 1995, Mr. Derez was a practicing lawyer at the Paris Court of Appeals and is a former Secretary of the Conference of the French Bar Association.
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
•Mary Ann Brown, Director, Chair of the Audit Committee and Member of the Underwriting and Risk Committee (Independent)
Mary Ann Brown was Chair of Pacific Life Re and held multiple roles at Pacific Life before her retirement in 2017. As Chair of Pacific Life Re Ltd., Ms. Brown directed strategy and growth of the global reinsurance division. Prior to joining Pacific Life, Ms. Brown held multiple executive roles at MetLife, Swiss Re and New York Life. She holds a Bachelors and Masters of Arts in Education from Emory University, USA as well as a Masters of Actuarial Science from Georgia State University.
•Hermann Pohlchristoph, Director, Chair of the Underwriting and Risk Committee and Member of the Audit Committee (Independent)
Hermann Pohlchristoph has held multiple executive roles, most recently at Munich Re as a Member of the Board of Management from 2017 to 2020 and as CFO Reinsurance, Munich Re from 2006 to 2017. Prior to that, he served as Head of Financial Reporting and Accounting, Munich Re for two years. Prior to joining Munich Re, Mr. Pohlchristoph held senior roles at GE Insurance from 1998 to 2002. He also served as an Auditor at Ernst & Young, Stuttgart from 1994 to 1998. He obtained a degree in business administration at the Universities Bayreuth and Mainz, Germany.
•Maud Petit, Director, Member of the Underwriting and Risk Committee, Member of the Investment Committee
Maud Petit is Deputy CEO of Covéa, CEO of Covéa Coopérations and Deputy Managing Director of Covéa Group. With over 25 years of experience in the re/insurance industry, Ms. Petit was named Chief Financial Officer and Deputy CEO of Covéa in 2018 and CEO of Covéa Coopérations effective February 14, 2024. Prior to joining Covéa in 2008 as Combined Accounts Manager, Ms. Petit held various positions with PwC and as Head of Insurance with the French Accounting Standards Authority. Ms. Petit holds a Master’s in Management Sciences and Accounting from Panthéon Sorbonne and an advanced diploma in Accounting and Management.
•Reuben Jeffery III, Director, Member of the Audit Committee, Member of the Investment Committee, Member of the Underwriting and Risk Committee (Independent)
Reuben Jeffery is the former President and Chief Executive Officer of Rockefeller & Co. He served as Under Secretary of State for Economic, Energy and Agricultural Affairs and as Chairman of the Commodity Futures Trading Commission during the George W. Bush administration. Previously, Mr. Jeffery was at Goldman, Sachs & Co. where he was Managing Director and head of the European Financial Institutions Group. He began his career as a lawyer at Davis, Polk and Wardwell. He received a B.A. from Yale University and an M.B.A. and J.D. from Stanford University.
•Emmanuel Dubreuil, Director, Member of the Underwriting and Risk Committee
Emmanuel Dubreuil is Chief Insurance and Reinsurance Initiatives Officer at Covéa. He joined Covéa in 2019, as Head of Reinsurance Cessions. Prior to joining Covéa, he served as a Partner at PwC France in the Risk and Value Measurement Services, from 2015 to 2019 and he occupied various positions in the reinsurance broking industry (Benfield, Aon, Guy Carpenter) between 1996 and 2015.

•François Bucchini, Director, Member of the Underwriting and Risk Committee
François Bucchini is Chief International and Commercial Lines Officer at Covéa. He joined Covéa in 2022. Previously, he held various senior management positions. He served as France Deputy CEO and member of Group Risk Committee at Willis Towers Watson (2015 to 2020), Groupama as Head of Insurance, AXA as Chairman and CEO of AXA Cessions, P&C France General Manager, Deputy CEO and CFO of AXA Corporate Solutions.
•Jacques Bonneau, Director, President and CEO, PartnerRe Ltd., Member of the Underwriting and Risk Committee and Member of the Investment Committee
Jacques Bonneau is a member of PartnerRe’s Executive Leadership Team and is responsible for the strategic direction and management of the Company. Prior to becoming CEO and President of PartnerRe Ltd. in July 2020, he served as an independent director of the Company's Board of Directors and a member of the Audit Committee. He has held multiple executive roles, most recently at Chubb Ltd. as Group Chief Underwriting Officer from 2015 to 2017 and as CEO, Chubb Tempest Re Group from 2005 to 2014. Prior to that, he served as CEO, Chubb Tempest Re USA from 1999 to 2005. He holds a Bachelor’s degree of Commerce from Carleton University, Ontario as well as a Masters of Business Administration from Queen’s University, Ontario. Jacques Bonneau is retiring as Director, President and CEO, PartnerRe Ltd. effective April 1, 2024.
•Philippe Meyenhofer, Incoming CEO, PartnerRe Ltd.
Philippe Meyenhofer is a member of PartnerRe’s Executive Leadership Team and will join the Board as a Director and become CEO, PartnerRe Ltd. effective April 1, 2024. Mr. Meyenhofer joined PartnerRe in 2010 as Head of Financial & Professional Lines PartnerRe Global. He was appointed to Head of Specialty Casualty PartnerRe Global in 2013, to Head of Europe P&C in 2016, and gained the additional responsibility of Deputy CEO P&C in 2018. In 2019, he was named CEO of the Company’s P&C EMEA regional unit. Prior to his appointment as CEO, PartnerRe Ltd. he was CEO Specialty Lines with executive responsibility for the Company’s Specialty Lines business unit. Mr. Meyenhofer is also Chairman of the Board of PartnerRe Europe. Mr. Meyenhofer was previously with Transatlantic Re, has over 17 years of industry experience and strong, proven business leadership skills. He holds a Master of Law degree from the University of Fribourg, Switzerland, and a MBA from the University of Chicago Booth School of Business.
•Jonathan Colello, Incoming President, PartnerRe Ltd.
Jonathan Colello is a member of PartnerRe’s Executive Leadership Team and will become President, PartnerRe Ltd. effective April 1, 2024. Mr. Colello has executive responsibility for all Non-Life underwriting globally. Mr. Colello is also President of Partner Reinsurance Company of the U.S. Mr. Colello has extensive reinsurance experience. Most recently, he was President North America at AXIS Re in the US where he had overall responsibility for underwriting platforms in Bermuda, Canada and the United States, and served as a member of the Reinsurance Leadership Team. Prior to that, he held several leadership positions within AXIS Re since joining the company in 2004. Mr. Colello holds an MBA from New York University’s Stern School of Business and a Bachelor of Science in Business from the University of Vermont.
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
•Marc Archambault, CEO Life and Health
Marc Archambault is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s worldwide Life & Health business segment. Mr. Archambault has extensive experience in life reinsurance, most recently as CEO of SCOR Global Life Asia-Pacific, where he led the company’s regional growth strategy in those markets, and as a member of the senior management team for Global Life. Prior to that, Mr. Archambault held a number of senior management positions at SCOR where he implemented growth strategies and product development initiatives across multiple international markets in Europe, North America, Asia and Africa. Mr. Archambault holds a Bachelor of Actuarial Science from Laval University in Quebec, Canada and is an Associate with the Canadian Institute of Actuaries.
•James Beedle, CEO P&C APAC
James Beedle is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C Asia-Pacific regional business unit and its Global Clients and Broker Management unit. Mr. Beedle is also CEO of Partner Reinsurance Asia Pte. Ltd. Mr. Beedle has extensive experience in reinsurance and reinsurance broking, strong strategic leadership capabilities and deep regional knowledge of Asia-Pacific markets. Mr. Beedle joined PartnerRe in 2017 as Head of

Asia-Pacific P&C & CEO Partner Reinsurance Asia Pte. Ltd. from Willis Re, most recently as Senior Managing Director of Willis Re Asia-Pacific. His previous roles within Willis Re include COO Willis Re Australia and CEO Willis Re Japan. Mr. Beedle has a BA (Hons) in Economics from the University of York, England, is an Associate of the Chartered Insurance Institute and Executive Committee member of the Singapore Reinsurers’ Association.
•Greg Haft, CEO Global Catastrophe
Greg Haft is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Global Catastrophe business unit. Mr. Haft has extensive industry experience, combining a strong skill-set of actuarial, reinsurance business and leadership capabilities spanning property, casualty and specialty lines. Mr. Haft joined PartnerRe in 2013 as Head of Catastrophe, Bermuda. In 2016, he was appointed to Head of Global Cat and Property North America, and thereafter to Deputy CEO Specialty Lines and leader of Specialty Lines’ Property, Marine and Energy (PME) unit. In 2019, he was named CEO of Specialty Lines. Prior to joining PartnerRe, Mr. Haft was Managing Director, Head of U.S. Property Catastrophe Underwriting at Markel Corporation. Mr. Haft holds a B.S. Mathematics and Statistics from the University of Michigan, is a Fellow of the Casualty Actuarial Society and a Certified Cat Risk Analyst.
•Andrew Gibbs, Chief Operations Officer
Andrew Gibbs is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s end-to-end underwriting support processes which includes: underwriting support, reinsurance accounting, claims, payments and collections, as well as transformation, third party management and procurement. Mr. Gibbs has extensive experience in insurance, reinsurance, regulatory compliance and financial services, having held senior positions with the Bermuda Monetary Authority, Validus Holdings Ltd., ACE Group of Companies (now Chubb Group of Companies) and Ernst & Young. Prior to joining PartnerRe, Mr. Gibbs held the position of Executive Chairman at Maiden Reinsurance Ltd. Mr. Gibbs has a BA in Economics from the University of Essex in England and is a Chartered Accountant and a Chartered Insurer, a Fellow of the Institute of Chartered Accountants in England & Wales and holds an Advanced Diploma in Insurance from the Chartered Insurance Institute and a Diploma in Company Direction from the Institute of Directors. Andrew Gibbs is retiring as Chief Operations Officer, PartnerRe Ltd. effective March 31, 2024.
•Simon Clifford, CUO Life & Health
Simon Clifford is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Life and Health underwriting functions. He has extensive experience in life insurance, with deep experience in actuarial and financial analysis and management. Prior to joining PartnerRe in 2020, Mr. Clifford was with Zurich Insurance Group, where he most recently held the position of Head of Life Legacy UK for Zurich UK Life. Prior to that, he held various positions, including Global Head of Life Technical Excellence, Global Head of Proposition Management and CFO of Zurich International Life. Simon is an actuary and graduated with a Bachelor’s degree in mathematics and a Master’s degree in applied statistics from the University of Oxford.
•Christian Mitterer, CEO Specialty Lines
Christian Mitterer is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company's Specialty Lines business unit business unit. Mr. Mitterer has extensive experience in both the reinsurance and banking industries with proven business leadership skills and strong focus on execution. Mr. Mitterer joined the Company in 2012 as Senior Underwriter, Specialty Casualty. In 2015, he was named Head of Financial & Professional Lines and thereafter Head of Specialty Casualty, Europe P&C in 2016 and Head of Specialty Casualty, P&C EMEA in 2019. In 2020, he was named Head of EMEA P&C followed by this appointment as CEO P&C EMEA and appointed as CEO Specialty Lines effective January 9, 2024. Prior to joining the Company, Mr. Mitterer was with AIG in Zurich and London. Mr. Mitterer holds a degree in business administration from the University of Passau, Germany.
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
•Gerd Maxl, Chief Legal Counsel
Gerd Maxl is a member of PartnerRe's Executive Leadership Team and has overall responsibility for the legal and compliance functions of the Company. Mr. Maxl has extensive experience in life and non-life (re)insurance. Mr. Maxl joined the Company in November 2012 as General Counsel Global looking after PartnerRe's legal and compliance matters outside of Bermuda and North America and was promoted to Chief Legal Counsel in August 2017. Prior to joining PartnerRe, Mr. Maxl was an associate in a law firm in Switzerland and thereafter worked for over nine years for the Zurich Insurance Group in a number of positions in Switzerland and the U.S. Mr. Maxl has a law degree from the University of Basel, Switzerland and was admitted to the bar in Switzerland in 2001.
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
•Lisa Bolger, Chief People Officer
Lisa Bolger is a member of PartnerRe’s Executive Leadership Team and is responsible for the Company’s HR, Corporate Communications, Culture and Leadership functions. Ms. Bolger has held many senior leadership roles in Finance, HR and in the Office of the CEO, most notably: Deputy Head Financial Planning and Analysis 2009-2013; CFO PartnerRe Europe 2013-2017, Global Financial Operations Director 2017-2018, and HR Operations Director 2018-2021. Ms. Bolger joined PartnerRe in 2004 from ESG Re and prior to that worked for KPMG. Ms. Bolger is a Fellow of the Chartered Accountants in Ireland and has a MSc in Business and Personal Coaching from University College Cork, Ireland.
•Markus Frank, Chief Information Officer
Markus Frank is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s Information Technology and Facilities Management functions. Mr. Frank joined PartnerRe in 2003 as Senior Project Manager and was appointed Head Global Business Operations Support (Business Analysis, Project Management and Application Management) in 2005, becoming the Head Global Operations Office in 2010. He was appointed to the position Head Non-Life Technical Accounting and Claims in 2013 and assumed responsibility for the Company’s facility management. In 2017 Mr. Frank was named Group Chief Information Officer. Prior to joining PartnerRe Mr. Frank spent seven years at Accenture as consultant for IT and process projects in the (re)insurance industry. He began his career at Frankona Re. He has extensive industry experience and holds a Master’s degree in Mathematical Economics from the University of Augsburg, Germany, and a PhD in Applied Mathematics from the University of St. Gallen, Switzerland.
•Sylvain Jarrier, CUO: Non-Life
Sylvain Jarrier is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s non-life underwriting function. Mr. Jarrier has extensive reinsurance experience in the industry. Since joining PartnerRe in 2003, Mr. Jarrier has held numerous leadership roles, most recently as Head of Worldwide Pricing & Analytics overseeing non-life pricing across all business units. Prior to that, he led various actuarial functions and served as Head of Customized Solutions. He holds a Master's in Actuarial Science from the University of Lyon in France and he is a fellow of the French and Swiss Institute of Actuaries.
•Ingrid Gjonaj, CEO P&C EMEA
Ingrid Gjonaj is a member of PartnerRe’s Executive Leadership Team and has executive responsibility for the Company’s P&C EMEA regional business unit. Ms. Gjonaj has extensive experience in the reinsurance industry with proven leadership skills and strong focus on execution. Ms. Gjonaj started with PartnerRe in 2006, and during this time, she has held senior positions in Legal, and Underwriting in Specialty Casualty, P&C and previously served as Head of Region, Western and Southern Europe. Ms. Gjonaj holds an Executive MBA from Columbia Business School and London Business School. She also holds a MSc in Management from EM Lyon Business School and Master's Degree in Business Law from Universite Paris II Assas.
The Directors referred to above as "Independent" are considered independent in accordance with the definition of the applicable NYSE and SEC Rules.

B. Compensation
Executive Compensation
Executive compensation is comprised of salary, annual incentives, long-term incentive and other benefits. The long-term incentive (LTI) program consists of awards in the form of deferred cash, restricted share units and performance share units issued to certain executives. In 2021, the Company designated a new class of voting Class C shares and the adoption of a related restricted share unit plan, which provides for the award of restricted share units and performance share units (collectively referred to as RSUs) to certain executives of the Company. Upon vesting, the RSUs convert into Class C Shares. RSUs are eligible for imputed dividends which are subject to the same forfeiture provisions as the related RSUs.
For the year ended December 31, 2023, the Company recorded compensation expense of $27 million paid or payable to executives as a form of cash compensation. In addition, for the year ended December 31, 2023, certain executives were granted RSUs. The Company recorded compensation expense of $20 million related to Class C shares and RSUs held by certain executives.
The compensation expense for the RSUs is recognized at fair value and expensed over the period for which the executives are required to provide services in exchange for the award, up to three years from the date of grant. See Note 17 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership and Item 10.D regarding restrictions on share transfers.
PartnerRe Ltd. has adopted, effective November 8, 2023, its Policy for the Recovery of Erroneously Awarded Compensation in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 and Section 303A.14 of the NYSE Listed Company Manual. This policy has been incorporated by reference as Exhibit 97.1 to this Annual Report.
Director Compensation
The Company paid approximately $2 million in cash as compensation to non-executive directors of the Company for their services as directors in 2023. For the year ended December 31, 2023, certain non-executive directors of the Company were issued Class C shares and the Company recorded compensation expense of less than $1 million related to these shares. Executive directors do not receive any compensation for their services as directors. All directors are reimbursed for travel and other related expenses personally incurred while attending Board or committee meetings.
See Note 17 to the Consolidated Financial Statements in Item 18 of this report for further details. See also Item 6.E below for details of share ownership related to the Class C shares and Item 10.D regarding restrictions on share transfers.
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
Audit Committee
The Board has established an Audit Committee comprised of Ms. Brown (Chair), Mr. Dowd, Mr. Pohlchristoph and Mr. Jeffery who are independent in accordance with the definition of the applicable NYSE and SEC Rules. Ms. Brown is designated as the Audit Committee financial expert as noted in Item 16.A of this report.
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
Underwriting and Risk Committee
The Board, in 2019, established an Underwriting and Risk Committee. The URC is comprised of Mr. Pohlchristoph (Chair), Mr. Bonneau, Mr. Dowd, Ms. Brown, Ms. Petit, Mr. Jeffery, Mr. Bucchini and Mr. Dubreuil.
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
D. Employees
The Company had 1,248 employees at December 31, 2023. The following table shows the breakdown of the number of employees by geographic location as of December 31, 2023, 2022 and 2021:

Geographic location	December 31, 2023	December 31, 2022	December 31, 2021
Asia, Australia and New Zealand	104	101	92
Europe	688	622	589
Latin America, Caribbean and Africa	3	3	3
North America	453	432	425
Total	1,248	1,158	1,109
In addition to the above, the Company employed an average of 34 temporary employees during 2023.
The increase in the number of employees in 2023 compared to 2022 and 2021 was primarily driven by growth in the Life and Health segment and additional employees as a result of the Covéa Coopérations integration.
E. Share ownership
As more fully described in section B. Compensation above, and in Note 17 to the Consolidated Financial Statements in Item 18 of this report, the Company has designated, granted and issued Class C shares and RSUs to certain executives and directors of the Company.
As of March 25, 2024:
•100,000,000 Class A common shares are held by Covéa Coopérations.
•62,888 Class C shares and 517,833 RSUs are held by certain executive officers and directors of the Company. This includes RSUs granted in March 2024 at their target levels for personal and Company performance.
The RSUs do not entitle the holder to any voting rights of the Company. Except as otherwise required by law or the Restricted Share Unit Plan, or any sub-plan or addendum thereto, holders of Class C shares have the same voting rights as the holders of Class A common shares. Class C shares issued and outstanding and RSUs cumulatively represent less than 1% of the beneficial ownership and voting rights of the Company as of March 25, 2024.

F. Action to recover erroneously awarded compensation
Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
As more fully described in Note 1 to the Consolidated Financial Statements in Item 18 of this report, 100% of the Company's Class A shares are owned by Covéa Coopérations.
On December 16, 2021, Exor Nederland N.V. signed a definitive agreement with Covéa Coopérations, pursuant to which Covéa Coopérations agreed to purchase all of the common shares of PartnerRe Ltd. held by Exor. Preferred shares issued by PartnerRe Ltd. were not included in the transaction. Consummation of this transaction occurred on July 12, 2022.
B. Related Party Transactions
As at December 31, 2023, Covéa Coopérations held 100% of the Class A shares and more than 99% of the total voting shares (Class A and Class C) of the Company and therefore has the power to make decisions that impact the Company. Prior to the acquisition of the common shares of PartnerRe Ltd. by Covéa Coopérations in 2022, Exor was a related party to PartnerRe.
The Company has entered into certain related party transactions as disclosed in Notes 12 and 21 to the Consolidated Financial Statements in Item 18 of this report.
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
B. Significant Changes
See Note 23 to the Consolidated Financial Statements in Item 18 for a disclosure of events subsequent to year end and prior to the date of filing.

ITEM 9.	THE OFFER AND LISTING
A. Offer and Listing Details
PartnerRe Ltd.'s common shares are not listed. PartnerRe Ltd.'s preferred shares are listed on the NYSE under the symbol PRE-J. Refer to Note 14 to the Consolidated Financial Statements in Item 18 of this report for further details.
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
See Notes 14 and 17 to the Consolidated Financial Statements in Item 18 of this report for details of rights, preferences and restrictions attached to common and preferred shares.
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
Under our Bye-Laws should any person (other than Covéa Coopérations) be a Ten Percent Shareholder, notwithstanding any provision to the contrary in these Bye-Laws, the votes conferred by the Controlled Shares of such person are hereby reduced (and shall be automatically reduced in the future) by whatever amount is necessary so that after any such reduction such person shall not be a Ten Percent Shareholder. Notwithstanding the foregoing, the Board may waive the restrictions in its discretion and on a case by case basis.
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
C. Material Contracts
For the two years immediately preceding the date of this annual report, the Company has not entered into any material contracts other than in the ordinary course of business.
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
Under the Insurance Act, where the shares of the insurer or the shares of its parent company are not traded on any stock exchange, no person shall become a 10%, 20%, 33% or 50% shareholder controller of the insurer unless (a) he has served on the BMA a notice in writing that he intends to become a controller of the insurer and (b) either the BMA has, before the end of the period of 45 days beginning with the date of service of that notice, notified him in writing that there is no objection to his becoming such a controller of the insurer or that period has elapsed without the BMA having served him with a written notice of objection to his becoming such as controller of the insurer. Likewise, no person who is a shareholder controller shall reduce or dispose of his holding in the insurer where the proportion of the voting rights held by the shareholder controller in the insurer will reach or fall below 10%, 20%, 33% or 50% as the case may be unless that shareholder controller has served on the BMA a notice in writing stating that he intends to reduce or dispose of such holdings. As described herein, our Bye-Laws contain restrictions on the transfer of shares that generally would have the effect of prohibiting any shareholder, other than Covéa Coopérations, from owning 10% or more of our common shares.
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
E. Taxation
PartnerRe Ltd., PartnerRe Bermuda and PRISBe are not subject to income or profits tax, withholding tax, capital gains tax or capital transfer tax in Bermuda, under current Bermuda law. However, on December 27, 2023, the Government of Bermuda enacted the CIT Act, which will apply a 15% corporate income tax to certain Bermuda businesses in fiscal years beginning on or after January 1, 2025. See Business Overview—Taxation of the Company and its Subsidiaries in Item 4.B for further details.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We maintain a website at http://www.partnerre.com. The information on our website is not incorporated by reference to this Annual Report on Form 20-F. We make available, free of charge through our website, our Annual Reports on Form 20-F as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC. Filings with the SEC are also available to the public from commercial document retrieval services, and from the website maintained by the SEC at http://www.sec.gov.
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
Investments
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
Most of the Company’s invested assets are carried at fair value and are interest rate sensitive. As a result, an increase in interest rates will result in a decrease in the fair value of the Company’s investments and a corresponding decrease, net of applicable taxes, in the Company’s shareholders’ equity. A decrease in interest rates would have the opposite effect.
At December 31, 2023 and 2022, the Company held approximately $4,743 million and $3,751 million, respectively, of mortgage/asset-backed securities. These assets are exposed to prepayment risk, the adverse impact of which is more evident in a declining interest rate environment. For further details on the increase in mortgage-backed securities, refer to Liquidity and Capital Resources—Investments in Item 5.
At December 31, 2023 and 2022, the fair value of investments exposed to interest rate risk was $18,882 million and $16,331 million, respectively.

At December 31, 2023 and 2022, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of investments exposed to interest rate risk, total invested assets and shareholders’ equity, before taxes, as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2023	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$20,060	6%	$19,478	3%	$18,882	$18,271	(3)%	$17,644	(7)%
Total invested assets (2)	$22,946	5%	$22,364	3%	$21,768	$21,157	(3)%	$20,531	(6)%
Shareholders’ equity	$9,602	14%	$9,021	7%	$8,424	$7,813	(7)%	$7,187	(15)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to interest rate risk (1)	$17,483	7%	$16,901	3%	$16,331	$15,771	(3)%	$15,224	(7)%
Total invested assets (2)	$20,396	6%	$19,814	3%	$19,244	$18,685	(3)%	$18,137	(6)%
Shareholders’ equity	$7,550	18%	$6,968	9%	$6,397	$5,838	(9)%	$5,290	(17)%

(1)Includes fixed maturity securities, short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.
(2)Includes total investments, cash and cash equivalents and accrued interest.
The changes do not take into account any potential mitigating impact from the equity market, taxes or the corresponding change in value of the Company’s reinsurance liabilities, which would substantially offset the economic impact on invested assets, although the offset would not be entirely reflected in the Consolidated Balance Sheet.
The impacts of an immediate change in interest rates on the fair value of investments exposed to interest rate risk, the Company’s total invested assets and shareholders’ equity, as a percentage of total invested assets and shareholders’ equity, at December 31, 2023 is relatively lower than the impacts at December 31, 2022 mainly because of the shortening of total fixed income asset duration. The shortening of total fixed income asset duration is mostly driven by asset allocation towards short-dated investments where the yield curve offers an attractive opportunity to reduce interest rate exposure on surplus.
The Company manages its net foreign currency exposures to major currencies. The exact market value effect of a change in interest rates will depend on which countries experience interest rate changes and the foreign currency mix of the Company’s fixed maturity portfolio at the time of the interest rate changes. See Foreign Currency Risk below.
Market risk benefits
The Company's net MRB assets related to its GMDB products are also carried at fair value and are interest rate sensitive. An increase in interest rates will generally result in an increase in fair value of the net MRB asset as projected returns increase and a corresponding increase, net of applicable taxes, in the Company’s shareholders’ equity. A decrease in interest rates would have the opposite effect.
At December 31, 2023 and 2022, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the fair value of net MRB assets and shareholders’ equity, before taxes, as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2023	+100 Basis Points	% Change	+200 Basis Points	% Change
Net MRB assets	$37	(74)%	$97	(31)%	$140	$165	18%	$173	24%
Shareholders’ equity	$8,322	(1)%	$8,382	—%	$8,424	$8,450	—%	$8,458	—%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Net MRB assets	$46	(62)%	$90	(26)%	$122	$144	18%	$154	26%
Shareholders’ equity	$6,322	(1)%	$6,365	(1)%	$6,397	$6,419	—%	$6,430	1%
The impacts of an immediate increase in interest rates on the fair value of MRBs and shareholders’ equity, as a percentage of MRBs and shareholders’ equity, at December 31, 2023 is relatively lower than the impacts at December 31, 2022 mainly as a result of the MRB fair value already benefiting from higher interest rates in 2023 compared to 2022, which reduces the benefit of further interest rate increases as there is already a lower chance of GMDB being at risk, while the opposite is true for an immediate decrease in interest rates.
The Company uses many inputs into the fair value calculation of MRBs, and the sensitivities above do not reflect movements in other market data which would reasonably be expected to change with changes in interest rates. The changes reflected above also do not take into account any potential offsetting impact from taxes or changes in value of the Company’s invested assets.
Reinsurance liabilities
Most of the Company’s reserves are carried at their nominal value, and are not adjusted for changes in interest rates, with the exception of its traditional and limited payment long-duration contracts within Life and health reserves, which are updated to reflect current discount rate assumptions. The changes in discount rate assumptions are recognized within Other comprehensive income or loss. An increase in interest rates will typically result in a decrease in the long-duration reserves as the present value of expected net premiums and the present value of expected future policy benefits are discounted at a higher rate. A decrease in interest rates would have the opposite effect. For the Company's reserves that are carried at their nominal value, the economic value may be different from the carrying value reported in the Consolidated Balance Sheet, as they are not adjusted for changes in interest rates.
At December 31, 2023 and 2022, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global bond curves would result in a change in the Company's traditional and limited payment long-duration reserves, net of reinsurance, and shareholders’ equity, before taxes, as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2023	+100 Basis Points	% Change	+200 Basis Points	% Change
Traditional and limited payment long-duration reserves, net	$2,056	8%	$1,963	3%	$1,898	$1,847	(3)%	$1,802	(5)%
Shareholders’ equity	$8,583	2%	$8,490	1%	$8,424	$8,373	(1)%	$8,329	(1)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Traditional and limited payment long-duration reserves, net	$1,693	9%	$1,615	4%	$1,554	$1,503	(3)%	$1,461	(6)%
Shareholders’ equity	$6,537	2%	$6,459	1%	$6,397	$6,347	(1)%	$6,305	(1)%
The impacts of an immediate increase or decrease in interest rates on the net traditional and limited payment long-duration reserves and shareholders' equity, as a percentage of the net traditional and limited payment long-duration reserves and shareholders' equity, at December 31, 2023 is relatively comparable to the impacts at December 31, 2022.
The interest rate sensitivities demonstrate the potential impact to the Company's traditional and limited payment reserves, net of retrocession, from changes in current interest rate assumptions. The carrying value of the traditional and limited payment reserves, net of retrocession, was used for these sensitivities. See Note 2(b) to the Consolidated Financial Statements in Item 18 of this report and Liquidity and Capital Resources—Reserves in Item 5 above for further details on traditional and limited payment contracts. The changes reflected above also do not take into account any potential offsetting impact from taxes or changes in value of the Company’s invested assets.
Other
Interest rate movements also affect the economic value of the Company’s outstanding debt obligations and preferred securities in the same way that they affect the Company’s fixed maturity investments. This can result in a liability whose economic value is different from the carrying value reported in the Consolidated Balance Sheet, given the Company records the carrying value of its outstanding debt obligations at the original issued principal amount. For the Company’s preferred shares, fair value is based on quoted market prices, while carrying value is based on the aggregate liquidation value of the shares. See Notes 4(b) and 13 to the Consolidated Financial Statements in Item 18 of this report for further details regarding the fair value of debt. See also Note 14 to the Consolidated Financial Statements in Item 18 of this report for further details regarding preferred shares.

Credit Spread Risk
Investments
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
At December 31, 2023 and 2022, the fair value of investments exposed to credit spread risk was $14,158 million and $12,010 million, respectively. This represents a portion of investments exposed to interest rate risk as discussed above as it excludes certain government securities that are not considered to be sensitive to credit spread risk.
At December 31, 2023 and 2022, the Company estimates that the hypothetical case of an immediate 100 basis points or 200 basis points parallel shift in global credit spreads would result in a change in the fair value of investments exposed to credit spread risk, total invested assets and shareholders’ equity, before taxes, as follows (in millions of U.S. dollars, except percentages):

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2023	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$15,189	7%	$14,666	4%	$14,158	$13,663	(3)%	$13,182	(7)%
Total invested assets (2)	$22,799	5%	$22,277	2%	$21,768	$21,273	(2)%	$20,792	(4)%
Shareholders’ equity	$9,456	12%	$8,933	6%	$8,424	$7,930	(6)%	$7,449	(12)%

	-200 Basis Points	% Change	-100 Basis Points	% Change	December 31, 2022	+100 Basis Points	% Change	+200 Basis Points	% Change
Fair value of investments exposed to credit spread risk (1)	$12,994	8%	$12,495	4%	$12,010	$11,538	(4)%	$11,079	(8)%
Total invested assets (2)	$20,228	5%	$19,729	3%	$19,244	$18,772	(2)%	$18,313	(5)%
Shareholders’ equity	$7,382	15%	$6,883	8%	$6,397	$5,925	(7)%	$5,467	(15)%

(1)Includes certain fixed maturity securities, certain short-term investments, certain other invested assets, certain cash and cash equivalents and funds holding fixed income securities.
(2)Includes total investments, cash and cash equivalents and accrued interest.
The changes do not take into account any potential mitigating impact from the equity market, taxes or the corresponding change in value of the Company’s reinsurance liabilities, which would substantially offset the economic impact on invested assets, although the offset would not be entirely reflected in the Consolidated Balance Sheet.
The impacts of an immediate change in credit spreads on the fair value of investments exposed to credit spread risk, the Company’s total invested assets and shareholders’ equity, in absolute terms and as a percentage of each respective balance at December 31, 2023 is relatively lower than the impacts at December 31, 2022 because of the shortened spread duration of total spread sensitive fixed income assets.
Market risk benefits
The measurement of MRBs at fair value considers the non-performance risk which is based on the Company’s own credit spread risk. Refer to Note 10 to the Consolidated Financial Statements in Item 18 of this report for disclosures related to MRBs.

Reinsurance liabilities
As discussed above, most of the Company’s reserves are carried at their nominal value, and are not adjusted for changes in interest rates, with the exception of its traditional and limited payment long-duration contracts within Life and health reserves, which are updated to reflect current discount rate assumptions. The discount rate assumption for the traditional and limited payment long-duration contracts includes an assumption for credit spreads. As a result, the sensitivities to credit spreads are the same as those shown above for interest rate sensitivities for traditional and limited payment long-duration contracts.
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
The Company’s gross and net exposures in its Consolidated Balance Sheets at December 31, 2023 and 2022 to foreign currency as well as the associated foreign currency derivatives the Company has entered into to manage these exposures, were as follows (in millions of U.S. dollars):

December 31, 2023	CAD	CHF	Euro	GBP	JPY	AUD	Other	Total (1)
Total assets	$1,815	$28	$2,523	$1,192	$166	$411	$601	$6,736
Total liabilities	(557)	(193)	(3,993)	(1,337)	(183)	(504)	(1,140)	(7,907)
Total gross foreign currency exposure	$1,258	$(165)	$(1,470)	$(145)	$(17)	$(93)	$(539)	$(1,171)
Total derivative amount	(1,252)	—	1,423	—	—	82	25	278
Net foreign currency exposure	$6	$(165)	$(47)	$(145)	$(17)	$(11)	$(514)	$(893)

December 31, 2022	CAD	CHF	Euro	GBP	JPY (2)	AUD	Other	Total (1)
Total assets	$1,640	$25	$2,202	$1,135	$133	$395	$569	$6,099
Total liabilities	(483)	(127)	(3,682)	(1,235)	(241)	(478)	(1,040)	(7,286)
Total gross foreign currency exposure	$1,157	$(102)	$(1,480)	$(100)	$(108)	$(83)	$(471)	$(1,187)
Total derivative amount	(1,183)	—	1,535	87	—	73	62	574
Net foreign currency exposure	$(26)	$(102)	$55	$(13)	$(108)	$(10)	$(409)	$(613)

(1)As the U.S. dollar is the Company’s reporting currency, there is no currency risk attached to the U.S. dollar and it is excluded from the above tables. The U.S. dollar accounts for the difference between the Company’s total foreign currency exposure and the total assets and total liabilities in the Consolidated Balance Sheets at December 31, 2023 and 2022.
(2)The JPY exposure as at December 31, 2022 excludes reinsurance assets of approximately $11 million, denominated in U.S. dollars for which the underlying value is linked to JPY.
The above numbers include the Company’s investment in certain of its subsidiaries and branches, whose functional currencies are the Euro and Canadian dollar, and the foreign exchange forward contracts that the Company entered into during the year to hedge a portion of its translation exposure in light of the significant volatility in foreign exchange markets.
At December 31, 2023, the Company’s most significant net foreign currency exposure was to the Swiss franc and at December 31, 2022 the Company’s most significant net foreign currency exposure was to the Japanese yen. These net exposures reflect the unhedged net foreign currency exposure to certain liability balances denominated in Swiss franc and Japanese yen, respectively.
At December 31, 2023, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $89 million and $179 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.

At December 31, 2022, assuming all other variables remain constant and disregarding any tax effects, a change in the U.S. dollar of 10% or 20% relative to all of the other currencies held by the Company simultaneously would result in a change in shareholders’ equity of $61 million and $123 million, respectively, inclusive of the effect of foreign exchange forward contracts and other derivative financial instruments.
Counterparty Credit Risk
Investments and Cash
The Company has exposure to credit risk primarily as a holder of fixed maturity securities and, to a lesser extent, through its corporate loan portfolio within Other invested assets. The Company controls this exposure by emphasizing investment grade credit quality in the fixed maturity securities it purchases. At December 31, 2023 and 2022, approximately 55% of the Company’s fixed maturity portfolio was rated AA (or equivalent rating) or better. At December 31, 2023 and 2022, approximately 72% and 71%, respectively, of the Company’s fixed maturity and short-term investments were rated A or better and 2% were rated below investment grade or not rated.
The Company believes this high quality concentration reduces its exposure to credit risk on fixed maturity investments to an acceptable level. At December 31, 2023 and 2022, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio was not exposed to any significant credit concentration risk on its investments. At December 31, 2023 and 2022, the single largest corporate issuer accounted for less than 2%, and the top 10 corporate issuers accounted for less than 14% and 12%, respectively, of the Company’s total corporate fixed maturity securities. Refer to Liquidity and Capital Resources—Investments in Item 5 for further details of the Company's corporate loan portfolio.
The Company holds cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.
Derivatives
The Company also has credit risk exposure as a party to foreign exchange forward contracts and other derivative contracts. The Company’s investment strategy allows the use of derivative investments, subject to limitations. The Company imposes a high standard for the credit quality of counterparties in all derivative transactions. To mitigate credit risk, the Company monitors its exposure by counterparty, aims to diversify its counterparty credit risk and ensures that counterparties to these contracts are high credit quality international banks or institutions. These contracts are generally of short-duration (approximately 90 days) and settle on a net basis, which means that the Company is exposed to the movement of one currency against the other, as opposed to the notional amount of the contracts. At December 31, 2023 and 2022, the Company’s net notional exposure of foreign exchange forward contracts was $4,205 million and $4,278 million, respectively, while the net fair value of those contracts was a $4 million asset position at December 31, 2023 and a $4 million liability position at December 31, 2022. See Note 6 to the Consolidated Financial Statements in Item 18 of this report for additional information related to derivatives.
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

The Company has exposure to credit risk as it relates to its business written through brokers if any of the Company’s brokers are unable to fulfill their contractual obligations with respect to payments to the Company. In addition, in some jurisdictions, if the broker fails to make payments to the insured under the Company’s policy, the Company might remain liable to the insured for the deficiency. The Company’s exposure to such credit risk is somewhat mitigated in certain jurisdictions by contractual terms. See Note 22 to the Consolidated Financial Statements in Item 18 of this report of this report for information related to two brokers that accounted for 51% and 56%, respectively, of the Company’s gross premiums written for the years ended December 31, 2023 and 2022.
The Company has exposure to credit risk as it relates to its reinsurance balances receivable and reinsurance recoverable on paid and unpaid losses.
Reinsurance balances receivable from the Company’s cedants at December 31, 2023 and 2022 were $3,377 million and $3,343 million, respectively, including balances both currently due and accrued. The Company believes that credit risk related to these balances is mitigated by several factors, including but not limited to, credit checks performed as part of the underwriting process and monitoring of aged receivable balances. In addition, as the majority of its reinsurance agreements permit the Company the right to offset reinsurance balances receivable from clients against losses payable to them, the Company believes that the credit risk in this area is substantially reduced. Provisions are made for amounts considered potentially uncollectible and the allowance for uncollectible premiums receivable at December 31, 2023 and 2022 was $11 million and $12 million, respectively.
The Company purchases retrocessional reinsurance and requires its reinsurers to have adequate financial strength. The Company evaluates the financial condition of its reinsurers and monitors its concentration of credit risk on an ongoing basis. Provisions are made for amounts considered potentially uncollectible. At December 31, 2023 and 2022, the balance of reinsurance recoverable on paid and unpaid losses was $1,921 million and $1,948 million, respectively, and includes $1,793 million and $1,872 million, respectively, of reinsurance recoverable on unpaid losses related to the total Non-life and Life and health reserves. At December 31, 2023 and 2022, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million. At December 31, 2023 and 2022, 18% and 19%, respectively, of the Company's reinsurance recoverable on unpaid losses were due from reinsurers with an A- or better rating from Standard & Poor’s, and the remaining 82% and 81%, respectively, was collateralized. See Liquidity and Capital Resources—Reinsurance Recoverable on Paid and Unpaid Losses in Item 5 and Note 12 to the Consolidated Financial Statements in Item 18 of this report for further details of the Company’s reinsurance recoverable on unpaid losses.
Other than the items discussed above, the concentrations of the Company’s counterparty credit risk exposures have not changed materially at December 31, 2023 compared to December 31, 2022.
Public Equity Price Risk
Investments
The Company invests a portion of its capital funds in public equity securities and funds. At December 31, 2023 and 2022, the fair market value of these securities was $720 million and $719 million, respectively, excluding funds holding fixed income securities of $197 million and $211 million at December 31, 2023 and 2022, respectively. These equity investments are primarily open-ended investment funds and are exposed to equity price risk, defined as the potential for loss in market value due to a decline in equity prices. The Company believes that the effects of diversification and the relatively small size of its investments in equities relative to total invested assets mitigate its exposure to equity price risk. At December 31, 2023, the Company estimates that a 10% and 20% movement in the relevant index would result in a change in the fair value of the Company’s public equity portfolio, total invested assets and shareholders’ equity by $78 million and $156 million, respectively and $61 million and $121 million, respectively at December 31, 2022. These changes do not take into account any potential mitigating impact from fixed maturity securities or taxes.

Market risk benefits
The Company's net MRB assets related to its GMDB products are also sensitive to equity markets. An increase in the relevant equity index will generally reduce the chance of GMDB being at risk and increase the fair value of the net MRB asset, with a corresponding increase, net of applicable taxes, in the Company’s shareholders’ equity. A decrease in the relevant equity index would have the opposite effect.
At December 31, 2023 and 2022, the Company estimates that the hypothetical case of an immediate 10% movement in equity market returns would result in a change in the fair value of net MRB assets and shareholders’ equity, before taxes, as follows (in millions of U.S. dollars, except percentages):

	-10 Percentage Points	% Change	December 31, 2023	+10 Percentage Points	% Change
Net MRB assets	$111	(21)%	$140	$156	11%
Shareholders’ equity	$8,396	—%	$8,424	$8,440	—%

	-10 Percentage Points	% Change	December 31, 2022	+10 Percentage Points	% Change
Net MRB assets	$99	(19)%	$122	$136	11%
Shareholders’ equity	$6,374	—%	$6,397	$6,412	—%
The impacts of an immediate increase or decrease in equity market returns on the fair value of MRBs and shareholders’ equity, as a percentage of MRBs and shareholders’ equity, at December 31, 2023 is relatively comparable to the impacts at December 31, 2022.
The Company uses many inputs into the fair value calculation of MRBs and the sensitivities above do not reflect movements in other market data which would reasonably be expected to change with changes in equity markets. The changes reflected above also do not take into account any potential offsetting impact from taxes.
Real Estate Price Risk
The Company invests a portion of its capital funds in real estate assets either through direct investment or through investments in entities that hold underlying real estate assets as follows:
•Investments in real estate with a carrying value of $56 million and $58 million at December 31, 2023 and 2022, respectively, recorded in the Consolidated Balance Sheets.
•Investment in Almacantar with a carrying value of $471 million and $492 million at December 31, 2023 and 2022, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.
•Investments in limited partnerships with underlying real estate assets with a carrying value of $161 million and $167 million at December 31, 2023 and 2022, respectively, recorded in Other invested assets in the Consolidated Balance Sheets.
•Investments in publicly traded REITs with a carrying value of $39 million and $62 million at December 31, 2023 and 2022, respectively, which are recorded in Equities in the Consolidated Balance Sheets.
These investments are exposed to real estate market price risk, defined as the potential for loss in market value due to a decline in real estate prices. The Company believes that the effects of diversification and the relatively small size of its investments in real estate assets relative to total invested assets mitigate its exposure to real estate price risk. At December 31, 2023, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $727 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $73 million and $145 million, respectively. At December 31, 2022, the Company estimates that a 10% and 20% movement in comparable real estate prices would result in a change in the total carrying value of $779 million of the Company’s real estate asset investments referred to above, total invested assets, and shareholders’ equity by $78 million and $156 million, respectively. These changes do not take into account any potential mitigating impact from taxes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS ARREARAGES AND DELINQUENCIES
None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15.	CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company carried out an evaluation, under the supervision and with the participation of management, including the CEO and CFO, as of December 31, 2023, of the effectiveness of the Company’s disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended. Based upon that evaluation, the CEO and CFO concluded that, as of December 31, 2023, the disclosure controls and procedures are effective such that information required to be disclosed by the Company in reports that it files or submits pursuant to the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and communicated to management, including its principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosures.
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
Management has assessed the effectiveness of internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013).
Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2023.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
The Company’s Board has determined that Ms. Mary Ann Brown is an independent director and audit committee financial expert in accordance with the NYSE listing rules.

ITEM 16B.	CODE OF ETHICS
The Audit Committee of PartnerRe Ltd. has adopted the Code of Business Conduct and Ethics, which applies to all directors, officers and employees and is incorporated by reference as Exhibit 11.1 to this annual report. Any specific waiver of its provisions requires the approval of the Audit Committee. Any waiver required to be publicly disclosed will be posted on our website at www.partnerre.com within four business days of such waiver being granted. During 2023, there were minor updates and revisions to the Code of Business Conduct and Ethics and no disclosable waivers for 2023 or 2022. Any violation to the Code of Business Conduct and Ethics will be investigated and may result in disciplinary action, as appropriate.

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
The Company's principal accountant for 2021 was Ernst and Young, Ltd. (EY). Upon acquisition of the Company by Covéa Coopérations on July 12, 2022, PartnerRe appointed PricewaterhouseCoopers Ltd (Bermuda) (“PwC Bermuda”) as PartnerRe Ltd.’s independent registered public accounting firm for the fiscal year ending December 31, 2022. Refer to Change in Registrant's Certifying Accountant in Item 16F of this report. All services of PricewaterhouseCoopers Ltd. and their respective affiliates (collectively, PwC) were pre-approved by the Audit Committee.
During 2023, the Audit Committee had four meetings to discuss the Company’s quarterly results as well as to receive updates on legal matters, matters relating to internal and external auditors, and other matters as deemed necessary. The meetings were conducted to encourage communication among the members of the Audit Committee, management and the internal auditors. The Audit Committee also discussed with PwC the overall scope and plans for PwC’s audits and the results of such audits. The Audit Committee met with representatives from PwC, both with and without management present.
The following table presents fees for professional services rendered by independent auditors for the years ended December 31, 2023 and 2022 (in U.S. dollars).

	2023	2022
Audit Fees (1)	$7,227,540	$7,453,750
Audit-Related Fees (2)	134,663	185,000
Tax Fees (3)	398,093	305,530
All Other Fees (4)	123,289	125,147
Total	$7,883,585	$8,069,427

(1)For the years ended December 31, 2023 and 2022, audit fees relate to professional services rendered by PwC for the audit of the Company’s annual financial statements and other audit services provided in connection with statutory and regulatory filings.
(2)Audit-related fees are fees for services performed that are reasonably related to the performance of the audit or review of the Company’s financial statements but are not described in (1) above. Audit-related fees in 2023 were primarily related to audit of an employee benefits plan in the US and statutory audits of non-consolidated third party capital vehicles. Audit-related fees in 2022 were for services performed by PwC related to future international accounting standard changes.
(3)Tax fees in 2023 and 2022 relate to services performed by PwC for tax compliance services and on-call advisory.
(4)All other fees for the years ended December 31, 2023 and 2022 were driven by permitted loss reserve specialist services in relation to statutory audits in the US, as well as fees for accounting software subscriptions.

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
For further details related to these redemptions, refer to Note 14 to the Consolidated Financial Statements in Item 18 of this report.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Upon closing of Covéa Coopérations' acquisition of the Company on July 12, 2022, PartnerRe appointed PricewaterhouseCoopers Ltd (Bermuda) (“PwC Bermuda”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022.
As described in Note 2 of the Company’s Consolidated Financial Statements, Accounting Standard Update 2018-12 Topic 944: Targeted Improvements to the Accounting for Long-Duration Contracts (“LDTI”) revised key elements of the measurement models and disclosure requirements for long-duration insurance contracts. LDTI, which was effective commencing with fiscal years beginning after December 15, 2022, required retrospective adjustments to the Consolidated Financial Statements for the years ended December 31, 2022 and 2021. This resulted in modifications to the Company’s previously issued financial statements for the year ended December 31, 2021, including to the opening balance as of January 1, 2021 (the “Modifications”), which were required to be audited. PartnerRe’s Consolidated Financial Statements for the years ended December 31, 2022 and 2023, which also reflect the adoption of LDTI, were also required to be audited.
The Company’s Audit Committee concluded that Ernst & Young Ltd. (“EY”), PartnerRe’s previous auditor, could not serve as the auditor for the Modifications to the previously issued financial statements as of and for the year ended December 31, 2021, as EY was no longer independent of PartnerRe, and identified other firms it believed were qualified to audit the Modifications. In each case, PartnerRe identified issues that might impact the independence of such other qualified firms. The Audit Committee considered these issues in choosing an auditor for the Modifications and determined that the Company engage PwC Bermuda.
As part of the engagement acceptance process for the Modifications, PwC Bermuda informed the Company’s Audit Committee that two of its member firms within PricewaterhouseCoopers International Limited (“PwC”), each member firm of which is a separate legal entity, provided non-audit services during the audit period to four subsidiaries of the Company. The services, which are inconsistent with the SEC and PCAOB independence rules, included assisting the Company’s appointed actuary, seconding staff and acting as an appointed actuary. For each of the services identified, PwC Bermuda provided an overview of the facts, including the nature of the services, the period over which the services were performed, the respective fees, the impact, if any, on the Modifications, and the factors considered by PwC Bermuda in assessing the impact the services have on PwC’s objectivity and impartiality. PwC Bermuda also noted that none of the non-audit services would be subject to PwC Bermuda’s audit of the Modifications, the fees earned by PwC for the services (approximately $570,000 in the aggregate) were insignificant and immaterial to PwC, PwC Bermuda and the Company and none of the non-audit services were performed by individuals who would be part of the PwC Bermuda audit engagement team for the audit of the Modifications.
After considering the facts and circumstances, the Audit Committee and PwC Bermuda each assessed the services identified, both individually and in the aggregate, and determined that, given the limited nature and immateriality of the services, PwC Bermuda could be objective and impartial, and that a reasonable investor with knowledge of all relevant facts and circumstances of the services, would conclude that PwC Bermuda is capable of exercising objective and impartial judgment on all issues encompassed within PwC Bermuda’s audit of the Modifications to the previously issued financial statements as of and for the year ended December 31, 2021.
The report of EY on PartnerRe Ltd.’s consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting principle described in Note 3, for the year ended December 31, 2021 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.
In connection with the audit of PartnerRe’s consolidated financial statements for the fiscal year ended December 31, 2021 and for the period up to July 12, 2022, (1) there were no disagreements (as defined in paragraph (a)(1)(iv) of Item 16F of Form 20-F and related instructions) with EY on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which, if not resolved to the satisfaction of EY, would have caused EY to make reference to the matter in their report; and (2) there were no “reportable events” (as defined in paragraphs (a)(1)(v)(A) through (D) of Item 16F of Form 20-F).
The Company has requested EY to furnish it a letter addressed to the SEC stating whether it agreed with the above statements in relation to the resignation of independent registered public accounting firm and paragraphs 6 and 7 above. A copy of this letter is filed as Exhibit 15.1 to this Form 20-F.

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

ITEM 16H.	MINE SAFETY DISCLOSURE
Not applicable.

ITEM 16I.	DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES
Not applicable.

ITEM 16k.	CYBERSECURITY
Information technology is a critical component of our business. PartnerRe has in place a comprehensive security platform using a combination of people, processes and technical solutions to protect the PartnerRe Group from cybersecurity threats.
PartnerRe’s Group ERM Framework identifies and seeks to mitigate risks of the PartnerRe Group. Information technology (IT) risk (including cyber risks) falls under the PartnerRe Group ERM Operational Risk Policy. The PartnerRe Group ERM Operational Risk Policy is reviewed and approved by the PartnerRe Group Boards and the Boards of the operating reinsurance companies annually, and information technology risks (including cyber risks) and risk mitigation are reviewed annually with IT. PartnerRe's Information Technology Guidelines and Information Security Guidelines support the objectives of the PartnerRe Group ERM Operational Risk Policy. Cyber risks are analyzed as part of the regular PartnerRe Group wide risk review process. Respective risk mitigation is based on and embedded in the PartnerRe’s Group ERM Framework and also considered in PartnerRe’s Cyber Security Strategy and Risk Management Framework.
PartnerRe’s Cyber Security Risk Framework is based on ISO 27001 and the NIST (National Institute of Standards and Technology) Cyber Security Framework and sets out a comprehensive security platform consisting of people, processes and technical solutions.

Our cybersecurity risk management framework includes (1) data classification guidelines and applicable safeguards, (2) identification and assessment of the main cybersecurity risk by the ERM function on a regular basis, in collaboration with the Group IT Department, (3) risk assessment and IT security health checks performed by the Group IT Department, (4) vendor management program to govern the outsourcing process and to manage and mitigate the potential risks associated with outsourcing, (5) maintenance of an inventory of applications and computer systems and includes an business impact analysis carried out yearly to identify critical business processes and applications, (6) monitoring threat intelligence sources including cyber security reports, vendor security bulletins etc., (7) disaster recovery data centers, (8) formalized access management processes and related access control policies, (9) software development lifecycle and change management processes to ensure that all changes are recorded, assessed, tested and approved in a consistent manner, (10) security measures in order to protect internal network, data and mail systems and legacy systems, (11) guidelines around storing personal sensitive data, (12) security awareness training, (13) security monitoring platform and detection rules and procedures, (14) incident management process and crisis management plan, (15) polices that define the frequency of data backups and backup’s retention periods, and (16) PartnerRe Group business continuity and disaster recovery plans.
The PartnerRe Group Board has oversight responsibility for the PartnerRe Group, and the Board of Directors of each of the operating reinsurance subsidiaries has responsibility for the oversight of cyber risk of the respective company, subject to the overall policy established by the PartnerRe Group Board. Cyber risk is considered as part of the PartnerRe Group ERM Operational Risk Policy. Pursuant to that policy, each of the Boards of the operating reinsurance companies – directly or through their respective Risk Committees – receive a quarterly update on security incidents and other cyber risk issues through Operational Risk Reporting from the Chief Risk Officer of that operating reinsurance subsidiary. In addition, a quarterly update on cybersecurity is presented by the Chief Information Officer (CIO) to the Enterprise Risk Committee of PartnerRe Ltd. Additionally, the PartnerRe Group Cyber Security Strategy and Risk Management Framework are annually reviewed and approved by the PartnerRe Group Board, the senior management team and the Board of each of the operating reinsurance subsidiaries.
PartnerRe’s Corporate Audit Group performs IT and IT security related internal audits, using specialized resources in addition to undertaking an annual cyber-security audit, the observations and recommendations from these internal audits are addressed with a high priority by the PartnerRe Group IT Department.
Overall responsibility for the implementation and management of PartnerRe’s IT systems and security rests with the CIO who reports to the Chief Executive Officer. The CIO’s duties include: (1) identifying the resources necessary to maintain and protect the IT systems and data and managing these resources effectively, (2) ensuring that IT related policies are regularly reviewed, updated and implemented, and (3) leading IT recovery in the event of a cyber-attack.
In addition, a Chief Information Security Officer (CISO) is tasked with overseeing implementation and execution of PartnerRe’s Cyber Security program. On an annual basis, the CISO reports to the PartnerRe Group Board on the overall effectiveness of the cybersecurity program.
Our CIO has more than 25 years' industry experience and currently has executive responsibility for PartnerRe Group's IT and facilities management function. He holds a Master's degree in Mathematical Economics and a PhD in Applied Mathematics. Our CISO has more than 25 years' experience in the field of IT, IT engineering, IT compliance, risk and cybersecurity. He has completed professional certifications including certified information security manager (Feb 2015 - Dec 2023) from ISACA (Information Systems Audit and Control Association) and holds a Master's degree in Business and Information Management.
PartnerRe’s IT Risk, Security and Compliance Department reports to the CIO. Its duties include: (1) identifying the main cyber threats for PartnerRe, (2) selecting and implementing efficient mitigation solutions, (3) establishing the security monitoring function and management of security events, (4) reporting on significant cyber incidents, (5) building, continuously improving and adapting PartnerRe’s cyber security program, consistent with the policy established by the PartnerRe Group Board, to protect business information and systems and meet regulatory requirements.
In 2023, we did not identify any cybersecurity threats or incidents that have materially affected or are reasonably likely to materially affect the Company, including with respect to our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threat or incident. For more information about these risks, please see Risk Factors – Risks Related to Our Company in Item 3.D of this report.
PART III

ITEM 17.	FINANCIAL STATEMENTS
See Item 18 of this report.

ITEM 18.	FINANCIAL STATEMENTS

PartnerRe Ltd.
Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars, except parenthetical share data)

	December 31, 2023	December 31, 2022
Assets
Investments:
Fixed maturities, at fair value (amortized cost: 2023, $16,604,693; 2022 $14,925,319)	$15,090,056	$13,021,914
Short-term investments, at fair value (amortized cost: 2023, $1,032,895; 2022, $536,139)	1,020,257	523,510
Equities, at fair value (cost: 2023, $532,484; 2022, $586,107)	917,170	929,886
Investments in real estate	56,188	57,984
Other invested assets	3,464,839	3,355,106
Total investments	20,548,510	17,888,400
Cash and cash equivalents (restricted: 2023, $97,620; 2022: $137,782)	1,097,423	1,251,596
Accrued investment income	122,107	103,752
Reinsurance balances receivable (1)	3,377,324	3,342,612
Reinsurance recoverable on paid and unpaid losses	1,921,231	1,947,786
Prepaid reinsurance premiums	215,611	247,276
Funds held by reinsured companies	450,454	471,570
Deferred acquisition costs	1,020,704	1,012,067
Market risk benefit assets, at fair value	144,636	131,186
Deposit assets	164,189	81,053
Net tax assets	563,368	160,634
Goodwill	456,380	456,380
Intangible assets	81,913	89,769
Other assets	324,639	203,119
Total assets	$30,488,489	$27,387,200
Liabilities
Non-life reserves (1)	$13,151,309	$12,725,631
Life and health reserves (1)	2,859,257	2,497,519
Market risk benefit liabilities, at fair value	5,062	9,170
Unearned premiums (1)	2,741,755	2,745,371
Other reinsurance balances payable (1)	655,240	632,336
Debt	1,883,585	1,848,003
Deposit liabilities	6,009	4,681
Net tax liabilities	57,584	38,576
Accounts payable, accrued expenses and other	704,267	488,594
Total liabilities	22,064,068	20,989,881
Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive income	7,527	70,879
Retained earnings	6,478,960	4,388,506
Total shareholders’ equity	8,424,421	6,397,319
Total liabilities and shareholders’ equity	$30,488,489	$27,387,200

(1)See Note 21 for additional information regarding related party transactions.
See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues
Gross premiums written (1)	$9,102,358	$8,689,279	$8,203,925
Net premiums written (1)	$7,928,912	$7,544,195	$7,134,018
Increase in unearned premiums (1)	(10,152)	(287,078)	(177,496)
Net premiums earned (1)	7,918,760	7,257,117	6,956,522
Net investment income	645,685	398,348	376,469
Net realized and unrealized investment gains (losses)	517,426	(1,969,014)	37,797
Other income	40,965	40,492	28,748
Total revenues	9,122,836	5,726,943	7,399,536
Expenses
Losses and loss expenses (liability remeasurement loss (gain): 2023, $7,102; 2022,$(1,267); 2021, $98,937) (1)	4,990,208	4,725,872	4,851,040
Market risk benefit gains	(7,079)	(121,211)	(19,873)
Acquisition costs (1)	1,563,107	1,537,213	1,391,502
Other expenses	463,385	414,876	398,542
Interest expense	57,532	55,185	55,606
Amortization of intangible assets	7,906	8,912	8,861
Net foreign exchange losses	42,542	14,774	36,498
Total expenses	7,117,601	6,635,621	6,722,176
Income (loss) before taxes and interest in (losses) earnings of equity method investments	2,005,235	(908,678)	677,360
Income tax benefit (expense)	327,924	(41,895)	(39,967)
Interest in (losses) earnings of equity method investments	(15,040)	10,821	126,795
Net income (loss)	2,318,119	(939,752)	764,188
Preferred dividends	9,750	9,750	22,693
Loss on redemption of preferred shares	—	—	21,234
Net income (loss) attributable to common shareholder	$2,308,369	$(949,502)	$720,261
Comprehensive income (loss)
Net income (loss)	$2,318,119	$(939,752)	$764,188
Change in currency translation adjustment	(3,180)	5,670	44,160
Change in net unrealized gains or losses on investments, net of tax	(26)	—	(128)
Change in unfunded pension obligation, net of tax	(15,005)	12,573	23,307
Change in discount rate for liability for future policy benefits, net of tax	(49,984)	99,250	53,053
Change in instrument-specific credit risk for market risk benefits, net of tax	4,843	49,794	3,825
Other comprehensive (loss) income	(63,352)	167,287	124,217
Comprehensive income (loss)	$2,254,767	$(772,465)	$888,405

(1)See Note 21 for additional information regarding related party transactions.
See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Common shares
Balance at beginning of year	$—	$—	$—
Balance at end of year	$—	$—	$—
Preferred shares
Balance at beginning of year	$8,000	$8,000	$25,490
Issuance of preferred shares	—	—	8,000
Redemption of preferred shares	—	—	(25,490)
Balance at end of year	$8,000	$8,000	$8,000
Additional paid-in capital
Balance at beginning of year	$1,929,934	$1,929,934	$2,334,564
Issuance of preferred shares	—	—	185,887
Redemption of preferred shares	—	—	(590,517)
Balance at end of year	$1,929,934	$1,929,934	$1,929,934
Accumulated other comprehensive income (loss)
Balance at beginning of year	$70,879	$(96,408)	$(96,005)
Currency translation adjustment
Balance at beginning of year	$(16,697)	$(22,367)	$(65,788)
Cumulative effect of adoption of accounting guidance (Note 3)	—	—	(739)
Change in currency translation adjustment	(3,180)	5,670	44,160
Balance at end of year	$(19,877)	$(16,697)	$(22,367)
Unfunded pension obligation
Balance at beginning of year	$5,509	$(7,064)	$(30,371)
Change in unfunded pension obligation, net of tax	(15,005)	12,573	23,307
Balance at end of year (net of tax: 2023, $(2,375); 2022, $1,230; 2021, $1,840)	$(9,496)	$5,509	$(7,064)
Unrealized gain on investments
Balance at beginning of year	$26	$26	$154
Change in net unrealized gains or losses on investments, net of tax	(26)	—	(128)
Balance at end of year (net of tax: 2023, 2022 and 2021: $nil)	$—	$26	$26
Discount rate for liability for future policy benefits
Balance at beginning of year	$85,337	$(13,913)	$—
Cumulative effect of adoption of accounting guidance (Note 3)	—	—	(66,966)
Change in discount rate for liability for future policy benefits, net of tax	(49,984)	99,250	53,053
Balance at end of year (net of tax: 2023, $(5,998); 2022, $(4,040); 2021, $8,999)	$35,353	$85,337	$(13,913)
Instrument-specific credit risk for market risk benefits
Balance at beginning of year	$(3,296)	$(53,090)	$—
Cumulative effect of adoption of accounting guidance (Note 3)	—	—	(56,915)
Change in instrument-specific credit risk for market risk benefits, net of tax	4,843	49,794	3,825
Balance at end of year (net of tax: 2023, $245; 2022, $380; 2021, $6,117)	$1,547	$(3,296)	$(53,090)
Balance at end of year	$7,527	$70,879	$(96,408)
Retained earnings
Balance at beginning of year	$4,388,506	$5,515,902	$5,062,948
Cumulative effect of adoption of accounting guidance (Note 3)	—	—	(160,640)
Net income (loss)	2,318,119	(939,752)	764,188
Dividends on common shares	(217,915)	(177,894)	(106,667)
Dividends on preferred shares	(9,750)	(9,750)	(22,693)
Loss on redemption of preferred shares	—	—	(21,234)
Balance at end of year	$6,478,960	$4,388,506	$5,515,902
Total shareholders’ equity	$8,424,421	$6,397,319	$7,357,428

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income (loss)	$2,318,119	$(939,752)	$764,188
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of net premium on investments	2,878	78,162	57,900
Amortization of intangible assets	7,906	8,912	8,861
Market risk benefit gains	(7,079)	(121,211)	(19,873)
Net realized and unrealized investment (gains) losses	(517,426)	1,969,014	(37,797)
Changes in:
Reinsurance balances, net	(8,986)	(381,838)	19,366
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	39,753	(297,170)	(640,614)
Funds held by reinsured companies	(69,753)	53,335	113,626
Deferred acquisition costs	568	(134,704)	(118,069)
Net tax assets and liabilities	(381,549)	(61,891)	5,004
Non-life and life and health reserves	658,698	959,669	873,085
Unearned premiums, net of prepaid reinsurance premiums	10,152	287,078	177,496
Other net changes in operating assets and liabilities	182,400	48,805	29,417
Net cash provided by operating activities	2,235,681	1,468,409	1,232,590
Cash flows from investing activities
Sales of fixed maturities	723,372	623,929	3,693,365
Redemptions of fixed maturities	1,662,939	1,216,920	2,381,821
Purchases of fixed maturities	(4,038,399)	(2,940,597)	(8,141,246)
Sales of short-term investments	219,073	308,622	252,527
Redemptions of short-term investments	845,215	227,118	321,609
Purchases of short-term investments	(1,513,449)	(867,605)	(372,901)
Sales of equities	236,303	915,583	161,501
Purchases of equities	(54,507)	(78,425)	(144,537)
Sales and redemptions of other invested assets	728,857	545,411	1,106,211
Purchases of other invested assets	(902,693)	(627,460)	(1,555,569)
Other, net	(79,717)	11,679	(31,903)
Net cash used in investing activities	(2,173,006)	(664,825)	(2,329,122)
Cash flows from financing activities
Dividends paid to common and preferred shareholders	(227,665)	(187,644)	(129,360)
Redemption of unrestricted Class B common shares (1)	—	(6,346)	(581)
Issuance of preferred shares	—	—	193,887
Redemption of preferred shares	—	—	(637,241)
Redemption of debt	—	(560)	—
Net cash used in financing activities	(227,665)	(194,550)	(573,295)
Effect of foreign exchange rate changes on cash	10,817	(18,335)	(20,109)
(Decrease) increase in cash and cash equivalents	(154,173)	590,699	(1,689,936)
Cash and cash equivalents—beginning of year	1,251,596	660,897	2,350,833
Cash and cash equivalents—end of year	$1,097,423	$1,251,596	$660,897
Supplemental cash flow information:
Taxes paid	$221,368	$216,467	$100,222
Interest paid	$57,227	$54,867	$56,177

(1)Class B shares are liability-accounted on the Company's Consolidated Balance Sheet. See Note 17 for further details.

See accompanying Notes to Consolidated Financial Statements.

PartnerRe Ltd.
Notes to Consolidated Financial Statements
1. Organization
PartnerRe Ltd. primarily provides reinsurance on a worldwide basis through its principal wholly-owned subsidiaries, including Partner Reinsurance Company Ltd. (PartnerRe Bermuda), Partner Reinsurance Europe SE (PartnerRe Europe), Partner Reinsurance Company of the U.S. (PartnerRe U.S.), Partner Reinsurance Asia Pte. Ltd. (PartnerRe Asia) and PartnerRe Life Reinsurance Company of Canada (PartnerRe Canada). Non-life risks reinsured include agriculture, aviation/space, casualty, catastrophe, energy, engineering, financial risks, marine, motor, multiline, property and U.S. health. Life and health risks include mortality, morbidity, longevity and financial reinsurance solutions. PartnerRe Ltd. and its subsidiaries are collectively referred to hereinafter as PartnerRe, the Company or the PartnerRe Group.
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
On December 16, 2021, Exor announced that it had signed a definitive agreement with Covéa Coopérations S.A. (Covéa Coopérations), under which Covéa Coopérations would acquire PartnerRe's common shares. Preferred shares issued by PartnerRe were not included in the transaction. Consummation of this transaction occurred on July 12, 2022. The Company’s preferred shares continue to be traded on the New York Stock Exchange (NYSE).
At December 31, 2023 and 2022, the Company's 100 million common shares (Class A shares) issued to Covéa Coopérations were included in Shareholders' Equity in the Consolidated Balance Sheets (see Note 14). The Company also has Class C common shares (Class C shares) and restricted share units outstanding, all of which are issued to certain executives and directors of the Company, and are recognized in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets (see Note 17).
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
•Valuation and recoverability of deferred tax assets;
•Fair value measurements of certain financial instrument assets; and
•Valuation of goodwill
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
Premiums related to traditional and limited payment long-duration contracts are recorded over the premium-paying period on the underlying policies. Premiums on contracts for which there is no significant mortality or critical illness risk are accounted for in a manner consistent with accounting for interest-bearing financial instruments and are not reported as revenues, but rather as direct deposits to the contract. Amounts assessed against annuity and universal life policyholders are recognized as revenue in the period assessed. Premiums related to life and health short-duration business are earned on a basis that is consistent with the risks covered under the terms of the reinsurance contracts, which is generally one to two years.
(b) Losses and Loss Expenses
Non-life reserves
Reserves for non-life business include amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). Such reserves are estimated by management based upon reports received from ceding companies, supplemented by the Company’s own actuarial estimates of reserves for which ceding company reports have not been received, and based on the Company’s own historical experience. To the extent that the Company’s own historical experience is inadequate for estimating reserves, such estimates may be determined based upon industry experience and management’s judgment. The estimates are regularly reviewed and the ultimate liability may be materially in excess of, or less than, the amounts provided. Any adjustments are reflected in the periods in which they are determined, which may affect the Company’s operating results in future periods. See Note 9 for further details.
Life and Health Reserves
Traditional and limited payment long-duration contracts
For traditional and limited payment long-duration contracts, which includes long-term protection and longevity business, the Company accrues a liability for future policy benefits (LFPB) over time as revenue is recognized based on a net premium ratio. The net premium ratio is the proportion of present value of gross premiums required to provide for all benefits and certain expenses. The LFPB uses the Company's current best estimate assumption of future cash flows discounted at a rate that approximates a single A rated corporate bond yield. Contracts are generally grouped into cohorts by product type, issue year, geographical region, currency, and other factors.
Each quarter, the Company reviews its estimate of cash flows expected over the entire life of a group of contracts using actual historical experience and current future best estimate assumptions, and if the cash flows change, the LFPB is updated using a net premium ratio. The revised net premium ratio is calculated as of contract inception. This revised net premium ratio will derive a remeasurement gain or loss that is presented as a component of Losses and loss expenses within the Consolidated Statements of Operations. If the net premium ratio exceeds 100% for a given cohort, a corresponding adjustment is recognized immediately in net income. The calculated LFPB cannot be less than zero for a given cohort.
The net premium ratio is not updated for changes in discount rate assumptions, as the impact of changes in quarterly discount rates are recorded in Comprehensive income or loss. The current discount rate assumption for all contracts is derived from a yield curve based on upper-medium grade fixed income securities (single A rated credit). For unobservable discount rates, the Company uses estimates consistent with fair value guidance, maximizing the use of relevant, observable market prices and minimizing the use of unobservable inputs. The locked-in discount rate assumption is utilized for purposes of interest accretion recognized in Losses and loss expenses within the Consolidated Statements of Operations and for updating the net premium ratio. The locked-in discount rate assumption is based on the weighted average upper-medium grade fixed income yields during the first calendar year of the contract.
The most significant cash flow assumptions used are mortality, morbidity and persistency. The Company has elected to lock-in claims expense assumptions at contract inception and those assumptions are not subsequently reviewed or updated. See Note 10 for further information of the effects of changes in assumptions on the remeasurement of the LFPB.
Other long-duration contracts
Reserves for other long-duration contracts primarily include interest-sensitive life and investment-type contract liabilities, which are carried at the accumulated contract holder values.
Life and health short-duration contracts
Reserves for life and health short-duration contracts have been established based upon information reported by ceding companies, supplemented by the Company’s actuarial estimates, which include mortality, morbidity, critical illness, and persistency with appropriate provision to reflect uncertainty.
See Note 10 for further details.
(c) Market Risk Benefits
Market risk benefits (MRBs) are contracts or contract features that both provide protection to the contract holder from other-than-nominal capital market risk and expose the Company to other-than-nominal capital market risk. MRBs include certain contract features that provide minimum guarantees to policyholders, such as guaranteed minimum death benefits (GMDB). MRBs can be in either an asset or a liability position, and are presented separately on the Consolidated Balance Sheets as the criteria for right of offset is not met. MRBs are measured at fair value using an option-based valuation model based on current net amounts at risk, market data, Company experience, and other factors. Consistent with a fair value income approach, all contractual cash flows specified within the GMDB treaties and expense cash flows that are consistent with the expected expense levels, are projected on a prospective basis. Risk neutral scenarios are used to project and discount cash flows. Changes in fair value related to MRBs are recognized as Market risk benefit gains (losses) except for the portion of the change in fair value due to a change in the instrument-specific credit risk, which is recognized in Other comprehensive income or loss, both within the Consolidated Statements of Operations and Comprehensive Income (Loss). MRBs are derecognized in the financial statements upon contract termination. At that point, the Company records any amounts (i.e. instrument-specific credit risk changes in MRBs) previously recorded in OCI into net income. See Note 11 for further details.
(d) Deferred Acquisition Costs
Deferred acquisition costs are comprised of primarily incremental brokerage fees, commissions and excise taxes, which vary directly with, and are related to, the successful acquisition of reinsurance contracts. All other acquisition related costs, including indirect costs, are expensed as incurred. Acquisition costs are shown net of commissions earned on ceded reinsurance.
Deferred acquisitions costs related to non-life contracts are amortized as the related premium is earned. The Company establishes a premium deficiency reserve to the extent the deferred acquisition costs are insufficient to cover the excess of expected losses and loss expenses, settlement costs and deferred acquisition costs over the related unearned premiums. Actual and anticipated losses and loss expenses, other costs, and investment income related to underlying premiums are considered in determining the recoverability of these deferred acquisition costs.
Deferred acquisition costs related to traditional and limited payment long-duration contracts are amortized over the expected term of the underlying contracts, on a constant level basis, at the cohort level. Acquisition costs related to unexpected contract terminations are written off. Assumptions used to amortize these acquisition costs are consistent with the related liability for future policy benefits. These acquisition costs are not evaluated for recoverability and are not subject to impairment testing.
Amortization of deferred acquisition costs is included in Acquisition costs within the Consolidated Statements of Operations.
(e) Reinsurance
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
Retroactive reinsurance reimburses a ceding company for liabilities incurred as a result of past insurable events covered under contracts subject to the reinsurance. Premiums payable for retroactive reinsurance coverage meeting the conditions of reinsurance accounting are reported as reinsurance recoverables. To the extent that recorded liabilities on an underlying reinsurance contract exceed premiums payable for retroactive coverage, a deferred gain is recognized in Accounts payable, accrued expenses and other on the Company's Consolidated Balance Sheets and amortized over estimated remaining settlement period of the underlying contract. Any such amortization is included in Losses and loss expenses in the Consolidated Statements of Operations.
(f) Funds Held by Reinsured Companies
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
(g) Deposit Assets and Liabilities
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

(h) Investments
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
The Company recognizes Other invested assets at fair value, except for those that are accounted for using the equity method of accounting. Other invested assets consist of equity investments in non-publicly traded companies such as limited liability companies and limited partnerships (or similar structures); privately placed corporate loans, notes and loans receivable and notes securitization; and derivative financial instruments. Non-publicly traded entities in which the Company has significant influence, including an ownership of more than 20% and less than 50% of the voting rights, and limited partnerships (or similar structures) in which the Company has more than a minor interest (typically more than 3% to 5%), are accounted for using either the equity method or the fair value option. Where the equity method is used, the Company's share of profits or losses of the investee are recorded in Interest in earnings or losses of equity method investees in the Consolidated Statements of Operations. The Company has not elected the fair value option for these equity method investees as the carrying values already approximate fair value. Where the fair value option is elected, the investment is recognized in the Consolidated Balance Sheets at fair value with changes in fair value recorded in Net realized and unrealized investment gains or losses in the Consolidated Statements of Operations. See Note 2(o) below for significant accounting policy for derivatives.
The Company defines fair value as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company measures the fair value of financial instruments according to a fair value hierarchy that prioritizes the information used to measure fair value into three broad levels. The Company’s policy is to recognize transfers between the hierarchy levels at the beginning of the period. Refer to Note 4 for the valuation techniques used by the Company.
The Company invests in various funds where the net asset value (NAV) is used as a basis for determining fair value. The Company applies the practical expedient relating to investments in certain entities that calculate NAV per share (or its equivalent) and therefore measure the fair value of these fund investments based on that NAV per share, or its equivalent. Refer to Note 4 for the valuation methods and assumptions used by the Company.
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
(i) Cash and Cash Equivalents
Cash equivalents are carried at fair value and include fixed income securities that, from the date of purchase, have a maturity of three months or less.
(j) Business Combinations
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

(k) Goodwill
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
(l) Intangible Assets
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
(m) Income Taxes
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
In the event that there is a change in current tax law, the impact of such change is recorded in Income tax expense or benefit within the Consolidated Statements of Operations in the period of enactment.
(n) Foreign Exchange
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
(o) Derivatives
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
On the date the Company enters into a derivative contract, management determines whether or not the derivative is to be used and designated as a hedge of an identified underlying risk exposure (a designated hedge). The Company’s derivative instruments are recorded in Other invested assets in the Consolidated Balance Sheets at fair value, with gains and losses associated with changes in fair value recognized in either Net realized and unrealized investment gains or losses or Net foreign exchange gains or losses in the Consolidated Statements of Operations, or in Other comprehensive income or loss, depending on the nature and designation of the derivative instrument (see also Note 6).
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
(p) Pensions
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
(q) Variable Interest Entities
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
(r) Segment Reporting
The Company monitors the performance of its operations in three segments: Property & Casualty (P&C), Specialty and Life and Health. Segments represent markets that are reasonably homogeneous in terms of client types, buying patterns, underlying risk patterns or approach to risk management.
Since the Company does not manage its assets by segment, neither assets nor net investment income are allocated to the P&C and Specialty segments. However, because of the long-duration profile of some of the Company’s life products, allocated net investment income is considered in management’s assessment of the profitability of the Life and Health segment. The following items are not considered in evaluating the results of the P&C, Specialty and Life and Health segments: Net realized and unrealized investment gains or losses, MRB gains or losses, Interest expense, Loss on redemption of debt, Amortization of intangible assets, Net foreign exchange gains or losses, Income tax expense or benefit and Interest in earnings and losses of equity method investments. These items are included in the Corporate and Other component, which is comprised of the Company’s investment and corporate activities, including other expenses.
(s) Share-Based Incentives
The Company is authorized to issue Class C common shares and restricted share units to certain executives and directors. Prior to the adoption of the Class C common shares and related restricted share unit plan in 2021, the Company was authorized to issue restricted Class B common shares. The compensation cost for grants of Class B and C common shares and restricted share units is measured at fair value and expensed over the period for which the employee is required to provide services in exchange for the award, up to three years from the date of grant. The Company has elected to recognize forfeitures as they occur. Class B and C common shares and restricted share units are accounted for as liabilities and included in Accounts payable, accrued expenses and other on the Consolidated Balance Sheets. See Note 17 for further details.
(t) Recent Accounting Pronouncements
Recently adopted
In August 2018, the Financial Accounting Standards Board’s (the “FASB”) issued an accounting standard update with the objective of making targeted improvements to the existing recognition, measurement, presentation and disclosure requirements for long-duration contracts issued by an insurance entity. The Company adopted FASB targeted improvements to the accounting for long-duration contracts (LDTI) on January 1, 2023. The updated guidance has changed how the Company accounts for its long-duration insurance contracts. Refer to Note 3 for the impact of adoption. In accordance with the transition guidance, prior period consolidated financial statements and disclosures presented herein have been adjusted to reflect LDTI.
Not yet adopted
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
Segment Disclosures
In November 2023, the FASB issued an accounting standard update to address improvements to reportable segment disclosures. Improvements primarily include the following annual disclosures: i) significant segment expenses that are regularly provided to the chief operating decision maker (“CODM”) and included within each reported measure of segment profit or loss, and ii) other segment items and description of its composition. The guidance is effective for fiscal years beginning after December 15, 2023 and applies retrospectively unless impracticable, with early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statement disclosures.
Income Tax Disclosures
In December 2023, the FASB issued guidance to improve income tax disclosures. The standard requires disaggregated information about a company’s effective tax rate reconciliation as well as information on income taxes paid. The guidance is effective for fiscal years beginning after December 15, 2024 with the option to apply the standard retrospectively, and early adoption permitted. The Company is currently evaluating the impact of adopting this guidance on its Consolidated Financial Statement disclosures.

3. Adoption of Accounting Pronouncement
The Company adopted the LDTI guidance on January 1, 2023 for its long-duration contracts, using the modified retrospective method for all topics except for market risk benefits, which was adopted using the full retrospective method, with a transition date of January 1, 2021 (Transition Date). The guidance changes how insurers account for long-duration contracts, including recognition, measurement, presentation and disclosure requirements.
The impact of adoption on the Transition Date was a decrease to Accumulated other comprehensive income (AOCI) of $125 million, net of tax, due to the update in the discount rate used to measure the liability for future policy benefits and changes in fair value of the Company's market risk benefits related to GMDB products attributable to changes in the instrument-specific credit risk. Retained earnings decreased by $161 million, net of tax, as of the Transition Date, resulting from valuation impacts to the liability for future policy benefits related to cohorts with a net premium ratio greater than 100% at the Transition Date, partially offset by a favorable movement from the fair value accounting for GMDB products.
Before the adoption of the LDTI guidance, VOBA was amortized consistent with DAC. At transition, the Company has retained its legacy amortization method for VOBA which is based on projected premiums and not adopt a method that amortizes VOBA on a constant level basis that approximates straight-line amortization, as allowed under the guidance. The Company continues to assess VOBA for annual impairment. Refer to Note 2(l) for additional information on intangible assets.
Impact of Adoption
The table below presents the effect of transition adjustments on shareholders’ equity as of January 1, 2021 due to adoption of the LDTI guidance (in thousands of U.S. dollars):

	January 1, 2021
	Retained earnings	Accumulated other comprehensive loss	Total
Life and health reserves (1)	$(171,047)	$(84,001)	$(255,048)
Market risk benefits (1)	8,095	(63,474)	(55,379)
Tax impact of related LDTI adjustments	2,312	22,855	25,167
Total decrease to shareholders' equity	$(160,640)	$(124,620)	$(285,260)

(1) GMDB reserves of $22 million were included within Life and health reserves on the Consolidated Balance Sheets prior to adoption of LDTI, and were subsequently reclassified to Market risk benefit assets and liabilities upon adoption of the new guidance.
The table below summarizes the balance of and changes in the traditional and limited payment long-duration life and health reserves on January 1, 2021 due to adoption of the LDTI guidance (in thousands of U.S. dollars):

	Long-term Protection	Longevity
Balance, beginning of year, January 1, 2021 pre-adoption	$1,243,251	$345,306
Change in discount rate assumptions	53,027	30,300
Change in cash flow assumptions and effect of net premiums exceeding gross premiums	178,110	(5,631)
Adjusted balance, beginning of year, January 1, 2021	$1,474,388	$369,975
Less: Reinsurance recoverable	(28,190)	(6,222)
Adjusted balance, beginning of year January 1, 2021, net of reinsurance	$1,446,198	$363,753
The table below summarizes the balance of and changes in the net liability position of market risk benefits on January 1, 2021 due to adoption of the LDTI guidance (in thousands of U.S. dollars):

MRB, net liability position
Balance, beginning of year January 1, 2021 pre-adoption (1)	$(22,211)
Adjustment for the difference between carrying amount and fair value, except for the difference due to instrument-specific credit risk	8,095
Adjustment for the cumulative effect of changes in the instrument-specific credit risk since issuance	(63,474)
Balance, beginning of year January 1, 2021	$(77,590)

(1) GMDB reserves were included within Life and health reserves on the Consolidated Balance Sheets prior to adoption of LDTI, and were subsequently reclassified to Market risk benefit assets and liabilities upon adoption of the new guidance.

The following is a reconciliation of market risk benefit assets (liabilities) to the Consolidated Balance Sheet at January 1, 2021 (in thousands of US dollars):

GMDB
Market risk benefit assets at fair value	$153,070
Market risk benefit liabilities, at fair value	(230,660)
Market risk benefits, net, January 1, 2021	$(77,590)
The impact of LDTI adoption on the applicable financial statement lines of the Company's Consolidated Balance Sheet effective as of January 1, 2021 was as follows (in thousands of U.S. dollars):

	Pre-adoption, January 1, 2021	LDTI Impact	Post-adoption, January 1, 2021
Reinsurance recoverable on paid and unpaid losses	$901,063	$757	$901,820
Market risk benefit assets, at fair value	—	153,070	153,070
Net tax assets	182,077	492	182,569
Total assets	$26,898,575	$154,319	$27,052,894
Life and health reserves	$2,704,229	$233,594	$2,937,823
Market risk benefit liabilities, at fair value	—	230,660	230,660
Net tax liabilities	131,621	(24,675)	106,946
Total liabilities	19,571,578	439,579	20,011,157
Accumulated other comprehensive loss	(96,005)	(124,620)	(220,625)
Retained earnings	5,062,948	(160,640)	4,902,308
Total shareholders’ equity	7,326,997	(285,260)	7,041,737
Total liabilities and shareholders’ equity	$26,898,575	$154,319	$27,052,894
Impact to Previously Reported Amounts
The following represents the effects of LDTI adoption on the applicable financial statement lines of the Company's Consolidated Balance Sheet as of December 31, 2022 (in thousands of U.S. dollars):

	As of December 31, 2022
	As Previously Reported	LDTI Impact	As Adjusted for LDTI
Reinsurance recoverable on paid and unpaid losses	$1,959,652	$(11,866)	$1,947,786
Deferred acquisition costs	1,012,850	(783)	1,012,067
Market risk benefit assets	—	131,186	131,186
Net tax assets	164,384	(3,750)	160,634
Total assets	$27,272,413	$114,787	$27,387,200
Life and health reserves	$2,510,293	$(12,774)	$2,497,519
Market risk benefit liabilities	—	9,170	9,170
Net tax liabilities	29,154	9,422	38,576
Total liabilities	20,984,063	5,818	20,989,881
Accumulated other comprehensive income (loss)	(7,669)	78,548	70,879
Retained earnings	4,358,085	30,421	4,388,506
Total shareholders’ equity	6,288,350	108,969	6,397,319
Total liabilities and shareholders’ equity	$27,272,413	$114,787	$27,387,200

The following represents the effects of LDTI adoption on the applicable financial statement lines of the Company's Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended December 31, 2022 and 2021 (in thousands of U.S. dollars):

	For the Year Ended December 31, 2022
	As Previously Reported	LDTI Impact	As Adjusted for LDTI
Expenses
Losses and loss expenses	$4,747,403	$(21,531)	$4,725,872
Market risk benefit gains	—	(121,211)	(121,211)
Acquisition costs	1,540,681	(3,468)	1,537,213
Net foreign exchange losses	29,402	(14,628)	14,774
Total expenses	6,796,459	(160,838)	6,635,621
(Loss) income before taxes and interest in earnings of equity method investments	(1,069,516)	160,838	(908,678)
Income tax expense	(31,334)	(10,561)	(41,895)
Net (loss) income	(1,090,029)	150,277	(939,752)
Net (loss) income attributable to common shareholder	$(1,099,779)	$150,277	$(949,502)
Comprehensive (loss) income
Net (loss) income	$(1,090,029)	$150,277	$(939,752)
Change in currency translation adjustment	9,464	(3,794)	5,670
Changes in discount rate for liability for future policy benefits, net of tax	—	99,250	99,250
Changes in instrument-specific credit risk for market risk benefits, net of tax	—	49,794	49,794
Comprehensive (loss) income	$(1,067,992)	$295,527	$(772,465)

	For the Year Ended December 31, 2021
	As Previously Reported	LDTI Impact	As Adjusted for LDTI
Expenses
Losses and loss expenses	$4,883,984	$(32,944)	$4,851,040
Market risk benefit gains	—	(19,873)	(19,873)
Acquisition costs	1,386,832	4,670	1,391,502
Net foreign exchange losses	30,883	5,615	36,498
Total expenses	6,764,708	(42,532)	6,722,176
Income before taxes and interest in earnings of equity method investments	634,828	42,532	677,360
Income tax expense	(38,219)	(1,748)	(39,967)
Net income	723,404	40,784	764,188
Net income attributable to common shareholder	$679,477	$40,784	$720,261
Comprehensive income
Net income	$723,404	$40,784	$764,188
Change in currency translation adjustment	43,120	1,040	44,160
Changes in discount rate for liability for future policy benefits, net of tax	—	53,053	53,053
Changes in instrument-specific credit risk for market risk benefits, net of tax	—	3,825	3,825
Comprehensive income	$789,703	$98,702	$888,405

The following represents the effects of LDTI adoption on the applicable financial statement lines of the Company's Consolidated Statements of Cash Flows for the years ended December 31, 2022 and 2021 (in thousands of U.S. dollars):

	For the Year Ended December 31, 2022
	As Previously Reported	LDTI Impact	As Adjusted for LDTI
Cash flows from operating activities:
Net loss	$(1,090,029)	$150,277	$(939,752)
Adjustments to reconcile net income to net cash provided by operating activities:
Market risk benefit gains	—	(121,211)	(121,211)
Changes in:
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(325,409)	28,239	(297,170)
Deferred acquisition costs	(131,236)	(3,468)	(134,704)
Net tax assets and liabilities	(72,452)	10,561	(61,891)
Non-life and life and health reserves	1,009,439	(49,770)	959,669
Other net changes in operating assets and liabilities	63,433	(14,628)	48,805
Net cash provided by operating activities	$1,468,409	$—	$1,468,409

	For the Year Ended December 31, 2021
	As Previously Reported	LDTI Impact	As Adjusted for LDTI
Cash flows from operating activities:
Net income	$723,404	$40,784	$764,188
Adjustments to reconcile net income to net cash provided by operating activities:
Market risk benefit gains	—	(19,873)	(19,873)
Changes in:
Reinsurance recoverable on paid and unpaid losses, net of ceded premiums payable	(637,908)	(2,706)	(640,614)
Deferred acquisition costs	(122,739)	4,670	(118,069)
Net tax assets and liabilities	3,256	1,748	5,004
Non-life and life and health reserves	903,324	(30,239)	873,085
Other net changes in operating assets and liabilities	23,801	5,616	29,417
Net cash provided by operating activities	$1,232,590	$—	$1,232,590

4. Fair Value
(a) Assets and Liabilities Measured at Fair Value
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value by maximizing the use of observable inputs and minimizing the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about what market participants would use in pricing the asset or liability based on the best information available in the circumstances. The level in the hierarchy within which a given fair value measurement falls is determined based on the lowest level input that is significant to the measurement.
The Company determines the appropriate level in the hierarchy for each asset and liability that it measures at fair value. In determining fair value, the Company uses various valuation approaches, including market, income and cost approaches. The hierarchy is broken down into three levels based on the observability of inputs as follows:
•Level 1 inputs—Unadjusted, quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
The Company’s assets and liabilities that it measures at fair value using Level 1 inputs generally include equities listed on a major exchange.
•Level 2 inputs—Quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in inactive markets and significant directly or indirectly observable inputs, other than quoted prices, used in industry accepted models.
The Company’s assets and liabilities that it measures at fair value using Level 2 inputs generally include: U.S. government issued bonds; U.S. government sponsored enterprises bonds; certain U.S. state, territory and municipal entities bonds; non-U.S. sovereign government, supranational and government related bonds; investment grade and high yield corporate bonds; mortgage-backed and certain asset-backed securities; short-term investments; certain preferred equities; certain privately placed corporate loans; and certain derivative assets and liabilities.
•Level 3 inputs—Unobservable inputs.
The Company’s assets and liabilities that it measures at fair value using Level 3 inputs generally include: inactively traded fixed maturities including U.S. state, territory and municipal bonds; special purpose financing asset-backed bonds; certain short-term investments; unlisted equity securities; certain privately placed corporate loans, notes and loans receivable and notes securitizations; certain real estate company investments; certain fund investments included in Other invested assets; certain other derivatives, including weather derivatives, longevity insurance-linked securities, options and warrants, and total return swaps included in Other invested assets; and market risk benefit assets and liabilities.

At December 31, 2023 and 2022, the Company’s assets and liabilities measured at fair value were classified between Levels 1, 2 and 3 as follows (in thousands of U.S. dollars):

December 31, 2023	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3) (2)	Fair value based on NAV as practical expedient	Total
Assets (liabilities)
Fixed maturities
U.S. government and government sponsored enterprises	$—	$1,736,952	$—	$—	$1,736,952
U.S. states, territories and municipalities	—	8,850	42,792	—	51,642
Non-U.S. sovereign government, supranational and government related	—	1,780,318	—	—	1,780,318
Corporate bonds	—	6,777,767	—	—	6,777,767
Asset-backed securities	—	—	15,022	—	15,022
Residential mortgage-backed securities	—	4,728,355	—	—	4,728,355
Fixed maturities	$—	$15,032,242	$57,814	$—	$15,090,056
Short-term investments	$—	$1,020,257	$—	$—	$1,020,257
Equities
Real estate	$39,015	$—	$2,844	$—	$41,859
Diversified	—	—	15,823	—	15,823
Consumer non-cyclical	653	—	8,574	—	9,227
Consumer cyclical	3,095	—	28	—	3,123
Energy	2	—	1,698	—	1,700
Insurance	—	140	—	—	140
Finance	—	—	125	—	125
Industrials	4	—	6	—	10
Fund investments	—	—	—	845,163	845,163
Equities	$42,769	$140	$29,098	$845,163	$917,170
Other invested assets
Derivative assets
Foreign exchange forward contracts	—	31,565	—	—	31,565
Insurance-linked securities	—	—	7,235	—	7,235
Options and warrants	—	—	4,390	—	4,390
Other
Corporate loans (1)	—	1,141,657	231,189	—	1,372,846
Notes and loans receivable and notes securitization	—	—	1,664	—	1,664
Real estate company investment	—	—	471,156	—	471,156
Fund investments	—	—	43,198	1,347,876	1,391,074
Derivative liabilities
Foreign exchange forward contracts	—	(27,669)	—	—	(27,669)
Interest rate swaps	—	(849)	—	—	(849)
Other invested assets	$—	$1,144,704	$758,832	$1,347,876	$3,251,412
Total investments measured at fair value	$42,769	$17,197,343	$845,744	$2,193,039	$20,278,895
Market risk benefits, net (3)	$—	$—	$139,574	$—	$139,574
Net assets measured at fair value	$42,769	$17,197,343	$985,318	$2,193,039	$20,418,469

(1)Corporate loans includes a portfolio of third-party, individually managed privately issued corporate loans that are managed under externally managed mandates with a fair value of $1.1 billion and $1.0 billion at December 31, 2023 and 2022, respectively. The mandates primarily invest in U.S. floating rate, first lien, senior secured broadly syndicated loans with a focus on facility sizes greater than $300 million. Corporate loans also includes $0.3 billion and $0.3 billion of other privately issued corporate loans at December 31, 2023 and 2022, respectively.
(2)The reconciliations of the beginning and ending balances for investments measured at fair value using Level 3 inputs are presented in the succeeding tables.
(3)Refer to Note 11 for details on the changes in the MRBs measured at fair value for the years ended December 31, 2023 and 2022.

December 31, 2022	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Fair value based on NAV as practical expedient	Total
Assets (liabilities)
Fixed maturities
U.S. government and government sponsored enterprises	$—	$1,797,934	$—	$—	$1,797,934
U.S. states, territories and municipalities	—	10,126	48,747	—	58,873
Non-U.S. sovereign government, supranational and government related	—	1,654,532	—	—	1,654,532
Corporate bonds	—	5,759,149	—	—	5,759,149
Asset-backed securities	—	12,434	15,930	—	28,364
Residential mortgage-backed securities	—	3,723,062	—	—	3,723,062
Fixed maturities	$—	$12,957,237	$64,677	$—	$13,021,914
Short-term investments	$—	$516,603	$6,907	$—	$523,510
Equities
Real estate	$61,754	$—	$1,814	$—	$63,568
Consumer non-cyclical	—	—	10,081	—	10,081
Diversified	—	—	9,667	—	9,667
Consumer cyclical	4,449	—	28	—	4,477
Energy	3	—	1,514	—	1,517
Finance	—	—	120	—	120
Industrials	20	—	76	—	96
Insurance	—	42	—	—	42
Fund investments	—	—	—	840,318	840,318
Equities	$66,226	$42	$23,300	$840,318	$929,886
Other invested assets
Derivative assets
Foreign exchange forward contracts	$—	$13,705	$—	$—	$13,705
Interest rate swaps	—	258	—	—	258
Insurance-linked securities	—	—	6,657	—	6,657
Options and warrants	—	—	8,691	—	8,691
TBAs	—	578	—	—	578
Other
Corporate loans	—	1,015,529	287,278	—	1,302,807
Notes and loans receivable and notes securitization	—	—	3,166	—	3,166
Real estate company investment	—	—	491,602	—	491,602
Fund investments	—	—	36,274	1,271,612	1,307,886
Derivative liabilities
Foreign exchange forward contracts	—	(17,336)	—	—	(17,336)
Interest rate swaps	—	(153)	—	—	(153)
Other invested assets	$—	$1,012,581	$833,668	$1,271,612	$3,117,861
Total investments measured at fair value	$66,226	$14,486,463	$928,552	$2,111,930	$17,593,171
Market risk benefits, net	$—	$—	$122,016	$—	$122,016
Net assets measured at fair value	$66,226	$14,486,463	$1,050,568	$2,111,930	$17,715,187
Other invested assets included in the fair value tables above at December 31, 2023 and 2022, exclude investments that are accounted for using the equity method of accounting of $213 million and $237 million, respectively (see Note 5(f) for further details).
At December 31, 2023 and 2022, the carrying value of accrued investment income approximated fair value due to its short-term nature.
At December 31, 2023 and 2022, the fair values of financial instrument assets recorded in the Consolidated Balance Sheets not described above approximate their carrying values.

The reconciliations of the beginning and ending balances for investments measured at fair value using Level 3 inputs for the years ended December 31, 2023 and 2022, were as follows (in thousands of U.S. dollars):

For the year ended December 31, 2023	Balance at beginning of year	(Losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers out of Level 3	Balance at end of year	Change in unrealized (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$48,747	$(340)	$—	$(5,615)	$—	$42,792	$(1,730)
Asset-backed securities	15,930	—	—	(908)	—	15,022	—
Fixed maturities	$64,677	$(340)	$—	$(6,523)	$—	$57,814	$(1,730)
Short-term investments	$6,907	$—	$—	$(6,907)	$—	$—	$—
Equities
Energy	$1,514	$184	$—	$—	$—	$1,698	$184
Consumer non-cyclical	10,081	(1,507)	—	—	—	8,574	(1,507)
Real estate	1,814	1,030	—	—	—	2,844	1,030
Consumer cyclical	28	—	—	—	—	28	—
Finance	120	5	—	—	—	125	5
Industrials	76	(41)	—	(29)	—	6	(41)
Diversified	9,667	323	5,835	(2)	—	15,823	321
Equities	$23,300	$(6)	$5,835	$(31)	$—	$29,098	$(8)
Other invested assets
Derivatives, net	$15,348	$577	$—	$(4,300)	$—	$11,625	$—
Corporate loans	287,278	9,546	2,630	(24,843)	(43,422)	231,189	7,792
Notes and loans receivable and notes securitization	3,166	90	—	(1,592)	—	1,664	49
Fund investments	36,274	8,257	—	(1,333)	—	43,198	8,257
Real estate company investment	491,602	(20,446)	—	—	—	471,156	(20,446)
Other invested assets	$833,668	$(1,976)	$2,630	$(32,068)	$(43,422)	$758,832	$(4,348)
Total	$928,552	$(2,322)	$8,465	$(45,529)	$(43,422)	$845,744	$(6,086)

(1)Included sales of Fixed maturities and Other invested assets of $6 million and $30 million, respectively. Sales of Fixed maturities were comprised of U.S. states, territories and municipalities. Sales of Other invested assets included sales of corporate loans of $25 million, sales of derivatives of $4 million, and sales of notes and loans receivable and notes securitization of $1 million.

For the year ended December 31, 2022	Balance at beginning of year	(Losses) gains included in net income	Purchases	Settlements and sales (1)	Net transfers into Level 3	Balance at end of year	Change in unrealized (losses) gains relating to assets held at end of year
Fixed maturities
U.S. states, territories and municipalities	$95,181	$(13,862)	$—	$(32,572)	$—	$48,747	$(14,108)
Asset-backed securities	16,764	—	—	(834)	—	15,930	—
Fixed maturities	$111,945	$(13,862)	$—	$(33,406)	$—	$64,677	$(14,108)
Short-term investments	$—	$—	$6,907	$—	$—	$6,907	$—
Equities
Energy	$2,368	$(854)	$—	$—	$—	$1,514	$(854)
Consumer non-cyclical	10,081	—	—	—	—	10,081	—
Real estate	2,097	(283)	—	—	—	1,814	(283)
Consumer cyclical	1,394	(1,366)	—	—	—	28	(1,366)
Finance	128	(8)	—	—	—	120	(8)
Industrials	220	13	—	(157)	—	76	(53)
Diversified	7,468	(223)	2,759	(337)	—	9,667	(344)
Equities	$23,756	$(2,721)	$2,759	$(494)	$—	$23,300	$(2,908)
Other invested assets
Derivatives, net	$7,796	$1,929	$5,631	$(8)	$—	$15,348	$996
Corporate loans	287,527	1,443	34,543	(42,589)	6,354	287,278	2,166
Notes and loans receivable and notes securitization	6,575	(594)	—	(2,815)	—	3,166	2,301
Fund investments	11,739	92	30,286	(5,843)	—	36,274	322
Real estate company investment	560,687	(69,085)	—	—	—	491,602	(69,085)
Other invested assets	$874,324	$(66,215)	$70,460	$(51,255)	$6,354	$833,668	$(63,300)
Total	$1,010,025	$(82,798)	$80,126	$(85,155)	$6,354	$928,552	$(80,316)

(1)Included sales of Fixed maturities and Other invested assets of $32 million and $36 million, respectively. Sales of Fixed maturities were comprised of U.S. states, territories and municipalities. Sales of Other invested assets included sales of corporate loans of $33 million and sales of notes and loans receivable and notes securitization of $3 million.
During the year ended December 31, 2023, fifteen corporate loans valued at $43 million were transferred from Level 3 to Level 2 due to the availability of quoted prices for similar securities in active markets.
During the year ended December 31, 2022, five corporate loans valued at $15 million were transferred from Level 2 to Level 3 due to the unavailability of quoted prices for similar securities in active markets, and five corporate loans valued at $9 million were transferred from Level 3 to Level 2 due to the availability of quoted prices for similar securities in active markets.

The significant unobservable inputs used in the valuation of assets and liabilities measured at fair value using Level 3 inputs at December 31, 2023 and 2022 were as follows (fair value in thousands of U.S. dollars):

December 31, 2023	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$42,792	Discounted cash flow	Credit spreads	2.5% – 2.7% (2.6%)
Other invested assets
Insurance-linked securities – longevity swaps	7,235	Discounted cash flow	Credit spreads	6.0% (6.0%)
Fund investments	4,529	Discounted cash flow	Effective yield	0.7% (0.7%)
Real estate company investment	471,156	Income capitalization	Estimated rental value (per sq ft)	$96 – $102 ($100)
			Net initial yield	3.6% – 5.4% (4.8%)
			Reversionary yield	5.0% – 6.4% (5.7%)
		Comparable method	Sale value (per sq ft)	$3,072 – $5,848 ($5,171)
Market risk benefits, net	139,574	Option pricing techniques	Mortality rates	0.02% – 100.0% (0.5%)
			Lapse rates	3.1% – 25.0% (5.0%)
			Equity implied long-term volatility	18.9% - 28.7% (22.5%)
			Swaption implied long-term volatility	54.6% - 77.7% (76.5%)

December 31, 2022	Fair value	Valuation techniques	Unobservable inputs	Range (Weighted average (1))
Fixed maturities
U.S. states, territories and municipalities	$48,747	Discounted cash flow	Credit spreads	2.7% – 3.6% (3.4%)
Short-term investments	6,907	Discounted cash flow	Credit spreads	2.5% (2.5%)
Other invested assets
Insurance-linked securities - longevity swaps	6,657	Discounted cash flow	Credit spreads	5.7% (5.7%)
Fund investments	6,008	Discounted cash flow	Effective yield	0.6% (0.6%)
Note securitization	188	Discounted cash flow	Credit spreads	2.5% (2.5%)
Real estate company investment	491,602	Income capitalization	Estimated rental value (per sq ft)	$84 – $90 ($87)
			Net initial yield	2.2% – 4.6% (3.9%)
			Reversionary yield	4.6% – 5.3% (4.9%)
		Comparable method	Sale value (per sq ft)	$1,617 – $5,459 ($4,836)
Market risk benefits, net	122,016	Option pricing techniques	Mortality rates	0.02% – 100.0% (0.5%)
			Lapse rates	3.2% – 25.7% (8.5%)
			Equity implied long-term volatility	21.6% - 29.7% (24.6%)
			Swaption implied long-term volatility	60.0% - 85.5% (82.8%)

(1)Unobservable inputs were weighted by the relative fair value.
The tables above do not include assets and liabilities that are measured using unobservable inputs (Level 3) where the unobservable inputs were obtained from external sources and used without adjustment. These include asset-backed securities (included in Fixed maturities); equities (included within Equities), certain notes and loans receivables and certain fund investments (included within Other invested assets), certain privately placed corporate loans (included within Other invested assets) and certain derivatives.

Changes in the fair value of the Company’s assets and liabilities subject to the fair value option during the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	2023	2022	2021
Fixed maturities and short-term investments	$390,712	$(1,807,048)	$(558,466)
Equities	43,420	(505,072)	198,780
Other invested assets	(29,064)	(136,580)	184,209
Total included in net realized and unrealized investment gains (losses)	$405,068	$(2,448,700)	$(175,477)
The change in the fair value of Other invested assets subject to the fair value option does not include certain derivatives.
The following methods and assumptions were used by the Company in estimating the fair value of each class of assets and liabilities recorded in the Consolidated Balance Sheets. There have been no material changes in the Company’s valuation techniques during the periods presented.
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
Included in the Company’s Level 3 classification, in general, are certain derivatives, such as weather derivative insurance-linked securities; certain privately placed corporate loans; notes and loans receivable and note securitizations; certain fund investments; and a real estate company investment. For Level 3 instruments, the Company will generally (i) receive a price based on a manager’s or trustee’s valuation for the asset; (ii) develop an internal discounted cash flow model to measure fair value; (iii) use market return information, adjusted if necessary and weighted using management’s judgment, from comparable selected publicly traded equity funds in a similar region and of a similar size, or (iv) receive the valuation information and techniques used by real estate company investments. Where the Company receives prices from the manager or trustee, these prices are based on the manager’s or trustee’s estimate of fair value for the assets and are generally audited on an annual basis. Where the Company develops its own discounted cash flow models, the inputs will be specific to the asset in question, based on appropriate historical information, adjusted as necessary, and using appropriate discount rates. When the Company utilizes significant unobservable inputs including market return information, information is weighted using managements' judgement, obtained from comparable selected publicly traded companies in the same industry, in a similar region and of similar size and effective yields. Significant increases (decreases) in these inputs in isolation could result in a significantly higher (lower) fair value measurement for an asset. When the Company uses the valuation information and techniques used by real estate company investments, it independently evaluates the valuation techniques being utilized by the entity to ensure techniques are consistent with U.S. GAAP. Valuation techniques include the income capitalization technique or the comparable method and are based on the properties' highest and best use, with typical market based assumptions, such as estimated rental values, net initial yield, reversionary yield and sales values. A significant increase (decrease) in estimated rental values, reversionary yield and/or sales values could result in a significantly higher (lower) fair value measurement for an asset, while a significant increase (decrease) in net initial yield could result in a significantly lower (higher) fair value measurement for an asset.
Significant unobservable inputs used in the fair value measurement of Other invested assets classified as Level 3 also include credit spreads. Significant increases (decreases) in this input in isolation could result in a significantly lower (higher) fair value measurement.
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

Market risk benefit assets and liabilities
MRBs are classified as Level 3 fair value measurements as the fair value is measured using an option-based valuation model based on certain unobservable inputs. The most significant unobservable inputs underlying the valuation of MRBs includes long-term implied volatility, mortality rates and lapse rates.
Unobservable inputs for mortality rates are base mortality and mortality improvements assumptions. Base mortality assumptions differ by treaty and are derived from experience. Improvement mortality assumptions are based on the CMI Mortality Projections Model which is a publicly available tool from the UK Institute and Faculty of Actuaries. The net MRB asset increases as base mortality decreases and improvement mortality increases.
Unobservable inputs for lapse rates refer to the assumptions reflecting the ability of the policyholders to actively manage their savings by withdrawing deposits on an in-force contract, either fully or partially. These assumptions are defined at treaty, age and policy duration level. These rates are derived from treaty experience of the policyholders' behaviors and updated on an annual basis. Increases in lapse rates will have a volume effect on the net MRB reserve, generally reducing the net asset (increasing the net liability).
Unobservable inputs for equity long-term implied volatilities refer to the value towards which the equity implied volatilities converge beyond the last liquid point. An increase in long-term equity implied volatility means higher long-term projected equity risk and a higher probability of triggering the guaranteed minimum death benefit. This will generally lead to a decrease of the net MRB asset.
Unobservable inputs for swaption long-term implied volatilities refer to the value towards which the swaption implied volatilities converge beyond the last liquid point. An increase in long-term swaption implied volatility means higher long-term projected interest rates risk and a higher probability of triggering the guaranteed minimum death benefit. This will generally lead to a decrease of the net MRB asset.
Measuring the Fair Value of Investments Using Net Asset Valuations as the Practical Expedient
The table below reflects the Company's portfolio of investments measured using net asset valuations as the practical expedient at December 31, 2023 and 2022 (in thousands of US dollars):

	December 31, 2023		December 31, 2022
	Carrying Value (1)	Remaining Unfunded Commitment	Carrying Value (1)	Remaining Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Public equity funds	$648,080	$—	$629,125	$—	See below	See below
Private equity funds	452,387	106,060	389,736	150,458	See below	See below
Private credit funds	430,788	228,451	404,065	67,815	See below	See below
Multi-strategy funds	661,784	110,396	689,004	147,409	See below	See below
Total fund investments	$2,193,039	$444,907	$2,111,930	$365,682

(1)The table above only reflects the Company's investments valued at fair value based on the NAV practical expedient, which includes fund investments of $845 million included in Equities and $1,348 million included in Other invested assets at December 31, 2023 and fund investments of $840 million included in Equities and $1,272 million included in Other invested assets at December 31, 2022.
Investment Strategies and redemption terms and conditions of the various funds included in the above table are as follows:
Public Equity Funds— The Company's investments in public equity funds include long/short funds and also funds invested in geographically diverse regions such as Asia, seeking higher risk-adjusted returns, that primarily invest in public equities. The Company generally has the right to redeem these funds during a quarterly redemption period with 30 - 60 days' prior notice, some of which are subject to redemption thresholds and redemption fees. During 2022, the Company agreed it would not sell certain investments for a three year period. The carrying value of these investments amount to $575 million and $422 million at December 31, 2023 and December 31, 2022, respectively.
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
Multi-Strategy Funds— The Company's investments in multi-strategy funds include limited partnerships or similar interests that invest across diverse asset classes, including equities, bonds, credit markets, and real estate. For one multi-strategy fund with a carrying value of $235 million and $314 million at December 31, 2023 and 2022, respectively, the Company does have quarterly redemption rights subject to a 60 day notice period, gate policy and 36 month lock-up period which ends in 2024. The Company generally has no right to redeem its interest in any of the remaining multi-strategy limited partnership funds in advance of dissolution. Instead, distributions are received by the Company in connection with the liquidation or maturity of the underlying assets of the fund. It is estimated the majority of the underlying assets of the limited partnerships would liquidate over 5 to 10 years from inception of the limited partnership.
The fair values of these public equity, private equity, private credit and multi-strategy funds are estimated using net asset valuations as advised by external fund managers or third party administrators. NAVs are based on the manager's or administrator's valuation of the underlying assets of the fund in accordance with the fund's governing documents and in accordance with U.S. GAAP. For NAV fund valuations, valuation statements are typically released on a reporting lag and accordingly, the Company estimates the value of these funds using the most recent fund valuations as adjusted for capital calls, redemptions, drawdowns and distributions. NAV estimates may not be available from all fund managers, therefore the Company typically has a reporting lag in its fair value measurements of these funds.
The fair values of these funds are measured using the NAV practical expedient, therefore the fair values of these funds have not been categorized within the fair value hierarchy.
(b) Fair Value of Financial Instrument Liabilities
At December 31, 2023 and 2022, the carrying values of financial instrument liabilities recorded in the Consolidated Balance Sheets approximate their fair values, with the exception of the Company's senior notes and junior subordinated notes. The fair value of the senior notes as of December 31, 2023 and 2022 was calculated based on discounted cash flow models using observable market yields and contractual cash flows based on the aggregate principal amount outstanding. The fair value of the junior subordinated notes as of December 31, 2023 and 2022 was calculated based on market data valuation models using observable inputs based on the aggregate principal amount outstanding of the debt.
See Note 13 for further details related to the Company's debt, including the carrying values and fair values.
At December 31, 2023 and 2022, the Company’s senior notes and junior subordinated notes were classified as Level 2 in the fair value hierarchy.
Disclosures about the fair value of financial instrument liabilities exclude insurance contracts. GMDB liabilities classified as MRBs have been described above under Market risk benefit assets and liabilities.

5. Investments
(a) Net Realized and Unrealized Investment Gains (Losses)
The components of the net realized and unrealized investment gains (losses) for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	2023	2022	2021
Net realized investment (losses) gains on fixed maturities and short-term investments	$(4,041)	$859	$19,893
Net realized investment gains on equities	121,378	461,041	78,501
Net realized investment (losses) gains on other invested assets	(6,188)	9,781	103,011
Net realized investment gains	$111,149	$471,681	$201,405
Change in net unrealized investment gains (losses) on fixed maturities and short-term investments	$390,712	$(1,807,048)	$(558,466)
Change in net unrealized investment gains (losses) on equities	43,420	(505,072)	198,780
Change in net unrealized investment (losses) gains on other invested assets	(20,975)	(123,694)	196,926
Net other realized and unrealized investment losses	(1,761)	(2,672)	(848)
Change in net unrealized investment gains (losses)	$411,396	$(2,438,486)	$(163,608)
Impairment loss on investments in real estate	$(5,119)	$(2,209)	$—
Net realized and unrealized investment gains (losses)	$517,426	$(1,969,014)	$37,797

(b) Net Investment Income
The components of net investment income for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	2023	2022	2021
Fixed maturities	$424,205	$310,152	$301,391
Short-term investments and cash and cash equivalents	75,467	17,477	4,860
Other invested assets	176,065	99,375	90,442
Equities	19,693	11,118	12,686
Funds held and other (1)	6,950	10,801	17,871
Investment expenses	(56,695)	(50,575)	(50,781)
Net investment income	$645,685	$398,348	$376,469

(1)The Company generally earns investment income on funds held by reinsured companies based upon a predetermined interest rate, either fixed contractually at the inception of the contract or based upon a recognized index. Interest rates ranged from 0.2% to 10.5%, 0.1% to 10.9% and 0.1% to 7.3% for the years ended December 31, 2023, 2022 and 2021, respectively.
(c) Pledged and Restricted Assets
At December 31, 2023 and 2022, approximately $98 million and $138 million, respectively, of cash and cash equivalents and approximately $6,341 million and $5,258 million, respectively, of securities were deposited, pledged or held in escrow accounts in favor of ceding companies, intercompany agreements, and other counterparties or government authorities to comply with reinsurance contract provisions and insurance laws.
(d) Receivables for Securities Sold and Payables for Securities Purchased
At December 31, 2023 and 2022, receivables for securities sold of $187 million and $52 million, respectively, were recorded within Other assets. At December 31, 2023 and 2022, payables for securities purchased of $221 million and $149 million, respectively, were recorded within Accounts payable, accrued expenses and other in the Consolidated Balance Sheets.

(e) Variable Interest Entities
The Company holds variable interests in VIEs including certain limited liability companies or partnerships, trusts, fixed maturity investments and asset-backed securities. The holdings in these VIEs are reported within Fixed maturities and Other invested assets in the Company’s Consolidated Balance Sheets. The Company’s involvement in these entities is, for the most part, passive in nature. The Company’s maximum exposure to loss with respect to these investments is limited to the amounts invested in and advanced to the VIEs and any unfunded commitments (see Note 19(c)). As at December 31, 2023 and 2022, the Company did not have material consolidated VIEs.
(f) Other Invested Assets
At December 31, 2023 and 2022, the Company had carrying values of $1,883 million and $1,856 million respectively, of investments that were either accounted for under the equity method of accounting or would have been accounted for under the equity method if the Company had not chosen to apply the fair value option.
At December 31, 2023 and 2022, the Company held a 36% shareholding in the privately held United Kingdom real estate investment and development group, Almacantar Group Limited (Almacantar). The total carrying value of this investment was $471 million and $492 million, at December 31, 2023 and 2022, respectively. This investment is accounted for under the fair value option and included within Other invested assets in the Consolidated Balance Sheets.
The Company's equity method investments are comprised primarily of passive investment interests focusing in the real estate sector. The Company had equity method investments of $213 million and $237 million at December 31, 2023 and 2022, respectively, included within Other invested assets in the Consolidated Balance Sheets. Dividends on equity method investments for 2023 and 2022 were $3 million and $2 million, respectively.
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
There were no derivatives designated as hedges for the years ended December 31, 2023 and 2022. The net fair values of derivatives included in Other invested assets within the Company’s Consolidated Balance Sheets and the related net notional exposures at December 31, 2023 and 2022 were as follows (in thousands of U.S. dollars):

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2023			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$31,565	$(27,669)	$3,896	$4,205,417
Insurance-linked securities (1)	7,235	—	7,235	9,700
Interest rate swaps (2)	—	(849)	(849)	—
Options and warrants	4,390	—	4,390	8,898
Total derivatives not designated as hedges	$43,190	$(28,518)	$14,672

	Asset derivatives at fair value	Liability derivatives at fair value	Net derivatives
December 31, 2022			Fair value	Net notional exposure
Derivatives not designated as hedges
Foreign exchange forward contracts	$13,705	$(17,336)	$(3,631)	$4,277,894
Insurance-linked securities (1)	6,657	—	6,657	16,937
Interest rate swaps (2)	258	(153)	105	—
TBAs	578	—	578	—
Options and warrants	8,691	—	8,691	8,815
Total derivatives not designated as hedges	$29,889	$(17,489)	$12,400

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
The gains and losses in the Consolidated Statements of Operations for derivatives not designated as hedges for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	2023	2022	2021
Foreign exchange forward contracts	$(38,858)	$(34,902)	$(16,788)
Total included in Net foreign exchange losses	$(38,858)	$(34,902)	$(16,788)
Insurance-linked securities	$(1,754)	$2,049	$4,807
Total return swaps	(5)	934	1,430
Interest rate swaps	(951)	10,594	7,020
TBAs	448	(23)	(56)
Other	—	—	(298)
Total included in Net realized and unrealized investment (losses) gains	$(2,262)	$13,554	$12,903
Total derivatives not designated as hedges	$(41,120)	$(21,348)	$(3,885)
Offsetting of Derivatives
The gross and net fair values of derivatives that are subject to offsetting in the Consolidated Balance Sheets at December 31, 2023 and 2022 were as follows (in thousands of U.S. dollars):

		Gross amounts offset in the balance sheet	Net amounts of assets/liabilities presented in the balance sheet	Gross amounts not offset in the balance sheet
December 31, 2023	Gross amounts recognized (1)			Financial instruments	Cash collateral received/pledged	Net amount
Total derivative assets	$43,190	$—	$43,190	$—	$(41,747)	$1,443
Total derivative liabilities	$(28,518)	$—	$(28,518)	$—	$16,220	$(12,298)

December 31, 2022
Total derivative assets	$29,889	$—	$29,889	$(258)	$(37,262)	$(7,631)
Total derivative liabilities	$(17,489)	$—	$(17,489)	$258	$15,978	$(1,253)

(1)Amounts include all derivative instruments, irrespective of whether there is a legally enforceable master netting arrangement in place.

7. Goodwill and Intangible Assets
The Company’s goodwill related to the acquisitions of PartnerRe SA, Winterthur Re, Paris Re and Presidio and intangible assets related to the acquisitions of Paris Re, Presidio, Aurigen and Claims Analytics at December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	Goodwill	Definite- lived intangible assets	Indefinite- lived intangible assets	Total intangible assets
Balance at December 31, 2020	$456,380	$98,114	$9,555	$107,669
Foreign currency translation	—	10	—	10
Intangible assets amortization	n/a	(8,861)	n/a	(8,861)
Balance at December 31, 2021	$456,380	$89,263	$9,555	$98,818
Foreign currency translation	—	(137)	—	(137)
Intangible assets amortization	n/a	(8,912)	n/a	(8,912)
Balance at December 31, 2022	$456,380	$80,214	$9,555	$89,769
Foreign currency translation	—	50	—	50
Intangible assets amortization	n/a	(7,906)	n/a	(7,906)
Balance at December 31, 2023	$456,380	$72,358	$9,555	$81,913

n/a: Not applicable
The gross carrying value and accumulated amortization of intangible assets included in the Consolidated Balance Sheets at December 31, 2023 and 2022 were as follows (in thousands of U.S. dollars):

	December 31, 2023			December 31, 2022
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Definite-lived intangible assets:
Renewal rights	$48,163	$(44,985)	$3,178	$48,163	$(43,032)	$5,131
Customer relationships	67,661	(60,532)	7,129	67,611	(56,850)	10,761
Life VOBA	75,583	(13,532)	62,051	75,583	(11,261)	64,322
Total definite-lived intangible assets	$191,407	$(119,049)	$72,358	$191,357	$(111,143)	$80,214
Indefinite-lived intangible assets:
Insurance licenses	9,555	n/a	9,555	9,555	n/a	9,555
Total intangible assets	$200,962	$(119,049)	$81,913	$200,912	$(111,143)	$89,769

n/a: Not applicable
Definite-lived intangible assets are amortized over a period of 10-13 years for renewal rights and customer relationships, and 100 years for life VOBA.
The allocation of goodwill to the Company’s segments at December 31, 2023 and 2022 was as follows (in thousands of U.S. dollars):

	2023	2022
P&C segment	$242,376	$242,376
Specialty segment	196,047	196,047
Life and Health segment	17,957	17,957
Total	$456,380	$456,380

The estimated future amortization expense related to the Company’s definite-lived intangible assets is as follows (in thousands of U.S. dollars):

Year	VOBA	Other definite- lived intangible assets	Total definite- lived intangible assets
2024	$2,296	$4,960	$7,256
2025	2,070	4,367	6,437
2026	1,892	402	2,294
2027	2,238	402	2,640
2028	2,247	176	2,423
Thereafter	51,308	—	51,308
Total	$62,051	$10,307	$72,358
8. Deferred Acquisition Costs
Deferred acquisition costs comprises capitalized costs of $700 million and $701 million related to Non-life business and $321 million and $311 million related to Life and health business at December 31, 2023 and 2022, respectively.
The reconciliation of beginning and ending balances of deferred acquisition costs for the Company's traditional and limited payment long-duration contracts within the Life and health business for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
Long-term protection
Balance at beginning of year	$311,362	$298,783	$270,170
Capitalizations	38,056	67,432	69,548
Amortization expense	(32,012)	(31,467)	(29,696)
Foreign exchange effect	3,200	(23,386)	(11,239)
Balance at end of year	$320,606	$311,362	$298,783
9. Non-life Reserves
Non-life reserves are categorized into three types of reserves: case reserves, ACRs and IBNR reserves. Case reserves represent unpaid losses reported by the Company’s cedants and recorded by the Company. ACRs are established for particular circumstances where, on the basis of individual loss reports, the Company estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. See also Note 2(b). The Company’s gross liability for non-life reserves at December 31, 2023 and 2022 was as follows (in thousands of U.S. dollars):

	December 31, 2023	December 31, 2022
Case reserves	$5,148,325	$5,110,575
ACRs	190,071	159,821
IBNR reserves	7,812,913	7,455,235
Non-life reserves	$13,151,309	$12,725,631

The reconciliation of the beginning and ending gross and net liability for non-life reserves for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
Gross liability at beginning of year	$12,725,631	$12,047,792	$11,395,321
Reinsurance recoverable at beginning of year	1,851,811	1,532,666	782,330
Net liability at beginning of year	10,873,820	10,515,126	10,612,991
Net incurred losses related to:
Current year	3,229,633	3,533,087	3,637,671
Prior years	(47,293)	(219,853)	(194,426)
	3,182,340	3,313,234	3,443,245
Net paid losses related to:
Current year	(416,151)	(419,633)	(437,938)
Prior years	(2,316,451)	(2,238,503)	(2,535,057)
	(2,732,602)	(2,658,136)	(2,972,995)
Retroactive reinsurance recoverable adjustment	(93,378)	(35,695)	(357,864)
Effects of foreign exchange rate changes and other	155,882	(260,709)	(210,251)
Net liability at end of year	11,386,062	10,873,820	10,515,126
Reinsurance recoverable at end of year	1,765,247	1,851,811	1,532,666
Gross liability at end of year	$13,151,309	$12,725,631	$12,047,792
Prior Years' Reserve Development
For the year ended December 31, 2023, the Company reported net favorable loss development for prior accident years resulting from favorable loss emergence in both the P&C and Specialty segments. The favorable loss emergence within the P&C segment was across multiple accident years, mainly driven by the catastrophe and U.S. health business, partially offset by adverse loss emergence in the casualty business. The favorable loss emergence within the Specialty segment was across multiple accident years, predominantly from the financial risks, agriculture, and multiline business, which was partially offset by adverse loss emergence in the aviation and marine business.
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

Retroactive Reinsurance Recoverable
During the second quarter of 2021, the Company entered into a loss portfolio transfer and adverse development cover agreement related to prior underwriting years on the Company's U.S. casualty and auto business within the P&C segment. Premium paid for the loss portfolio transfer and adverse development cover agreement resulted in a cash transfer for the premium at inception of the agreement, and a reinsurance recoverable of $485 million at December 31, 2023 and $394 million at December 31, 2022. At December 31, 2023 and 2022, as a result of adverse prior years reserve development ceded under this agreement, a deferred gain of $99 million and $47 million, respectively, was recorded in Accounts payable, accrued expense and other in the Consolidated Balance Sheets. This transaction is presented retrospectively in the net loss and loss expenses incurred development table for the casualty business below. Reinsurance recoveries under this transaction are attributed to calendar year and accident year based on the underlying distribution of losses subject to the agreement.
Asbestos and Environmental Claims
The Company’s net non-life reserves at December 31, 2023 and 2022 included $40 million and $42 million, respectively, related to asbestos and environmental claims. The gross liability for such claims at December 31, 2023 and 2022 was $47 million and $49 million, respectively.
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
Non-life net incurred and paid losses and loss expense development
The net incurred and paid losses and loss expenses development by accident year for each of the years ended December 31, 2014 through 2023, and the total of IBNR plus expected development on reported claims included within the net incurred claims amounts, as at each of the years ended December 31, 2014 through 2023, are presented in the tables below (in thousands of U.S. dollars). The tables below reflect losses incurred and paid losses translated to U.S. dollars at the exchange rate as of the balance sheet date whereas the Losses and loss expenses in the Consolidated Statements of Operations reflect losses incurred at the average exchange rate for the period.
The reconciliation of the net incurred and paid claims development information below to the Non-life reserves in the Consolidated Balance Sheet at December 31, 2023 was as follows (in thousands of U.S. dollars):

December 31, 2023
Total outstanding liability for unpaid claims
Property	$1,908,065
Casualty	6,176,122
Specialty	3,011,789
Total outstanding liabilities for unpaid claims	$11,095,976
Unallocated loss expenses	130,717
U.S. health net reserves (1)	156,570
Other	2,799
Total other liabilities	$290,086
Net liability at end of year	$11,386,062

Reinsurance recoverable on unpaid claims
Property	$763,028
Casualty	698,223
Specialty	303,996
Reinsurance recoverable at end of year	$1,765,247
Gross liability at end of year	$13,151,309

(1) U.S. health business is not meaningful to include in the development tables as the estimated average duration of the health reserves is less than one year and substantially all claims are expected to be paid within two years, based on historical payout patterns.

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,											December 31, 2023
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$2,481,720	$2,514,200	$2,368,967	$2,349,869	$2,353,759	$2,315,021	$2,277,135	$2,262,546	$2,232,454	$2,233,339	$50,959
2015		2,502,854	2,611,184	2,527,784	2,550,830	2,520,182	2,475,960	2,451,141	2,432,324	2,435,356	87,537
2016			2,451,204	2,559,851	2,516,126	2,486,199	2,467,920	2,484,069	2,476,383	2,472,778	95,112
2017				2,549,737	2,801,179	2,698,916	2,651,730	2,663,904	2,658,571	2,660,319	159,021
2018					2,596,552	2,974,243	2,969,810	2,972,766	3,009,359	3,015,217	334,532
2019						2,931,280	3,519,556	3,510,991	3,523,443	3,531,407	637,205
2020							4,186,395	3,586,462	3,499,097	3,480,994	859,604
2021								2,880,141	2,829,876	2,836,450	1,435,501
2022									3,410,844	3,374,321	1,723,904
2023										3,115,830	967,607
Total										$29,156,011	$6,350,982

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - NON-LIFE
For the year ended December 31,
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$336,270	$1,291,273	$1,594,146	$1,810,171	$1,946,054	$2,044,804	$2,118,939	$2,164,676	$2,196,720	$2,243,258
2015		306,562	1,159,655	1,564,173	1,798,537	1,959,722	2,067,935	2,142,234	2,198,481	2,240,255
2016			321,351	1,272,443	1,627,697	1,893,694	2,030,728	2,123,169	2,211,977	2,302,984
2017				394,394	1,421,140	1,804,959	2,072,838	2,195,236	2,314,529	2,436,391
2018					271,827	1,276,542	1,811,055	2,093,543	2,283,931	2,490,887
2019						462,939	1,438,793	1,961,928	2,341,116	2,640,483
2020							480,122	1,277,034	1,805,063	2,106,017
2021								373,191	1,088,143	1,531,660
2022									394,598	914,038
2023										397,510
Total										$19,303,483

Net reserves for accident years and exposures included in the triangles										$9,852,528
All outstanding liabilities before accident year 2014, net of reinsurance										1,243,448
Total outstanding liabilities for unpaid claims										$11,095,976

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - NON-LIFE (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Non-life	13%	29%	15%	10%	6%	5%	4%	3%	2%	2%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,											December 31, 2023
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$469,568	$488,446	$463,409	$458,609	$452,907	$450,487	$447,816	$447,894	$444,808	$445,152	$298
2015		537,193	565,816	537,792	528,106	524,147	519,568	525,203	523,475	524,453	3,605
2016			663,490	681,050	644,349	625,873	622,562	624,375	623,593	620,491	8,045
2017				971,607	1,022,186	952,613	923,025	915,166	910,105	909,849	12,314
2018					805,960	820,675	799,735	778,867	766,591	766,684	16,456
2019						703,097	782,453	720,079	711,928	714,189	32,277
2020							1,252,575	1,070,935	1,061,772	1,056,274	132,920
2021								919,517	918,629	914,749	253,718
2022									944,920	859,807	457,178
2023										415,801	334,152
Total										$7,227,449	$1,250,963

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - PROPERTY
For the year ended December 31,
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$95,013	$323,309	$395,102	$423,339	$432,567	$438,152	$442,581	$444,798	$445,375	$448,276
2015		85,015	330,876	435,539	469,036	481,879	489,195	498,557	501,524	503,399
2016			132,914	446,804	538,988	579,381	595,159	604,980	609,257	613,854
2017				214,026	694,240	805,627	853,945	862,942	870,638	882,726
2018					81,830	494,608	628,458	666,919	687,439	709,211
2019						78,527	426,566	545,163	586,587	627,924
2020							115,165	515,030	681,851	772,952
2021								121,453	491,546	639,577
2022									103,876	279,970
2023										91,499
Total										$5,569,388

Net reserves for accident years and exposures included in the triangles										$1,658,061
All outstanding liabilities before accident year 2014, net of reinsurance										250,004
Total outstanding liabilities for unpaid claims										$1,908,065

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - PROPERTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Property	15%	41%	16%	6%	3%	2%	1%	1%	—%	1%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,											December 31, 2023
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$804,571	$848,698	$814,622	$810,349	$826,000	$791,768	$766,415	$753,383	$739,605	$740,555	$34,090
2015		699,327	783,275	761,091	803,497	770,242	751,652	726,451	714,608	717,382	57,407
2016			670,767	756,954	767,366	747,814	740,047	750,268	747,402	747,434	61,476
2017				621,095	743,114	720,966	709,881	716,862	720,732	724,138	94,614
2018					767,559	905,491	895,978	903,353	920,169	927,658	236,104
2019						999,955	1,226,210	1,272,980	1,273,687	1,282,398	494,696
2020							1,344,430	1,115,751	1,094,890	1,086,082	601,415
2021								1,013,896	967,726	987,435	886,905
2022									1,495,131	1,561,575	888,080
2023										1,698,981	326,606
Total										$10,473,638	$3,681,393

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - CASUALTY
For the year ended December 31,
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$69,119	$189,458	$292,152	$387,182	$470,964	$536,883	$594,035	$631,367	$654,893	$692,148
2015		73,252	184,520	303,213	398,790	505,067	577,907	627,964	667,748	702,472
2016			28,304	140,081	244,560	369,651	455,982	520,069	586,050	667,058
2017				55,617	157,792	246,615	334,296	411,806	488,164	596,996
2018					59,105	201,190	323,510	425,887	532,717	699,190
2019						100,639	274,821	430,192	580,304	731,677
2020							112,281	176,740	304,592	410,337
2021								80,434	225,846	329,578
2022									120,660	173,769
2023										171,996
Total										$5,175,221

Net reserves for accident years and exposures included in the triangles										$5,298,417
All outstanding liabilities before accident year 2014, net of reinsurance										877,705
Total outstanding liabilities for unpaid claims										$6,176,122

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - CASUALTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Casualty	9%	12%	13%	12%	12%	11%	10%	7%	4%	5%

NET INCURRED LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,											December 31, 2023
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	Total of IBNR plus expected development on reported claims
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$1,207,581	$1,177,056	$1,090,936	$1,080,911	$1,074,852	$1,072,766	$1,062,904	$1,061,269	$1,048,041	$1,047,632	$16,571
2015		1,266,334	1,262,093	1,228,901	1,219,227	1,225,793	1,204,740	1,199,487	1,194,241	1,193,521	26,525
2016			1,116,947	1,121,847	1,104,411	1,112,512	1,105,311	1,109,426	1,105,388	1,104,853	25,591
2017				957,035	1,035,879	1,025,337	1,018,824	1,031,876	1,027,734	1,026,332	52,093
2018					1,023,033	1,248,077	1,274,097	1,290,546	1,322,599	1,320,875	81,972
2019						1,228,228	1,510,893	1,517,932	1,537,828	1,534,820	110,232
2020							1,589,390	1,399,776	1,342,435	1,338,638	125,269
2021								946,728	943,521	934,266	294,878
2022									970,793	952,939	378,646
2023										1,001,048	306,849
Total										$11,454,924	$1,418,626

NET PAID LOSSES AND LOSS EXPENSES DEVELOPMENT TABLE - SPECIALTY
For the year ended December 31,
Accident year	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
2014	$172,138	$778,506	$906,892	$999,650	$1,042,523	$1,069,769	$1,082,323	$1,088,511	$1,096,452	$1,102,834
2015		148,295	644,259	825,421	930,711	972,776	1,000,833	1,015,713	1,029,209	1,034,384
2016			160,133	685,558	844,149	944,662	979,587	998,120	1,016,670	1,022,072
2017				124,751	569,108	752,717	884,597	920,488	955,727	956,669
2018					130,892	580,744	859,087	1,000,737	1,063,775	1,082,486
2019						283,773	737,406	986,573	1,174,225	1,280,882
2020							252,676	585,264	818,620	922,728
2021								171,304	370,751	562,505
2022									170,062	460,299
2023										134,015
Total										$8,558,874

Net reserves for accident years and exposures included in the triangles										$2,896,050
All outstanding liabilities before accident year 2014, net of reinsurance										115,739
Total outstanding liabilities for unpaid claims										$3,011,789

AVERAGE ANNUAL PERCENTAGE PAYOUT OF INCURRED CLAIMS BY AGE, NET OF REINSURANCE - SPECIALTY (unaudited)
Years	1	2	3	4	5	6	7	8	9	10
Specialty	15%	36%	17%	10%	4%	2%	1%	1%	1%	1%
The Company is predominantly a reinsurer of primary insurers and does not have access to claim frequency information held by its cedants due to the majority of the Company’s business being written on a proportional basis. As such, the Company considers it impracticable to disclose information on the frequency of claims.

10. Life and Health Reserves
The Company's gross and net liability for life and health reserves at December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	December 31, 2023	December 31, 2022	December 31, 2021
Long-term protection	$1,432,088	$1,249,661	$1,454,838
Longevity	466,037	304,318	323,489
Total traditional and limited payment long-duration life and health reserves	$1,898,125	$1,553,979	$1,778,327
Other long-duration life and health reserves	116,918	127,752	122,532
Short-term life and health reserves	816,626	795,978	860,997
Total life and health reserves, net	$2,831,669	$2,477,709	$2,761,856
Reinsurance recoverable	27,588	19,810	23,526
Life and health reserves, gross	$2,859,257	$2,497,519	$2,785,382
Traditional and limited payment long-duration contracts
The reconciliation of the beginning and ending net liability for the Company's life and health reserves for traditional and limited payment long-duration contracts for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023		2022		2021
	Long-term Protection	Longevity	Long-term Protection	Longevity	Long-term Protection	Longevity
Present Value of Expected Net Premiums
Balance, beginning of year	$7,181,905	$6,859,347	$8,265,658	$9,450,775	$7,722,807	$8,710,380
Beginning balance at original discount rate	9,912,178	9,468,464	8,929,616	10,101,622	7,832,595	8,417,277
Effect of changes in cash flow assumptions	(46,073)	1,341	124,380	—	132,056	(12,857)
Effect of actual variances from expected experience	129,081	(100,539)	495,356	49,882	138,504	(46,910)
Foreign exchange and other	7,693	(77,951)	61,698	(1,485)	12,107	702
Adjusted beginning of year balance	10,002,879	9,291,315	9,611,050	10,150,019	8,115,262	8,358,212
Issuances	907,176	3,106,448	1,100,371	813,865	1,271,419	2,249,974
Interest accrual	249,381	303,087	215,148	189,144	183,835	152,388
Net premiums collected	(564,741)	(1,012,723)	(519,987)	(668,228)	(497,615)	(601,195)
Foreign exchange and other	157,390	632,042	(494,404)	(1,016,336)	(143,285)	(57,757)
Ending balance at original discount rate	10,752,085	12,320,169	9,912,178	9,468,464	8,929,616	10,101,622
Effect of changes in discount rate assumptions	(2,238,887)	(1,914,504)	(2,730,273)	(2,609,117)	(663,958)	(650,847)
Balance, end of year	$8,513,198	$10,405,665	$7,181,905	$6,859,347	$8,265,658	$9,450,775
Present Value of Expected Future Policy Benefits
Balance, beginning of year	$8,444,212	$7,167,340	$9,735,516	$9,778,306	$9,197,194	$9,080,355
Beginning balance at original discount rate	11,279,091	9,735,709	10,405,240	10,400,475	9,253,956	8,758,460
Effect of changes in cash flow assumptions	(29,989)	1,671	100,464	—	175,808	(17,855)
Effect of actual variances from expected experience	124,864	(113,205)	520,942	47,215	198,217	(46,809)
Foreign exchange and other	24,331	(89,722)	67,193	(2,935)	11,525	770
Adjusted beginning of year balance	11,398,297	9,534,453	11,093,839	10,444,755	9,639,506	8,694,566
Issuances	910,154	3,111,518	1,095,566	814,178	1,250,111	2,249,787
Interest accrual	269,802	308,484	235,775	194,485	207,736	160,408
Benefit payments	(521,918)	(885,792)	(542,353)	(666,887)	(503,727)	(643,565)
Foreign exchange and other	201,607	656,619	(603,736)	(1,050,822)	(188,386)	(60,721)
Ending balance at original discount rate	12,257,942	12,725,282	11,279,091	9,735,709	10,405,240	10,400,475
Effect of changes in discount rate assumptions	(2,309,437)	(1,851,883)	(2,834,879)	(2,568,369)	(669,724)	(622,169)
Balance, end of year	$9,948,505	$10,873,399	$8,444,212	$7,167,340	$9,735,516	$9,778,306

Cumulative impact of flooring	$4,037	$1,828	$2,367	$—	$194	$819
Liability for future policy benefits, after flooring adjustment	$1,439,344	$469,562	$1,264,674	$307,993	$1,470,052	$328,350
Less: reinsurance recoverable	7,256	3,525	15,013	3,675	15,214	4,861
Net liability for future policy benefits, after reinsurance recoverable	$1,432,088	$466,037	$1,249,661	$304,318	$1,454,838	$323,489

The amount of undiscounted and discounted expected future gross premiums and expected future benefit payments for traditional and limited payment long-duration contracts for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	December 31, 2023	December 31, 2022	December 31, 2021
Long-term Protection
Undiscounted expected future gross premiums	$22,577,821	$19,982,118	$17,229,187
Undiscounted expected future benefit payments	$19,981,172	$17,642,176	$15,441,167
Discounted expected future gross premiums	$10,835,854	$9,162,867	$10,592,914
Discounted expected future benefit payments	$9,948,505	$8,444,212	$9,735,516
	December 31, 2023	December 31, 2022	December 31, 2021
Longevity
Undiscounted expected future gross premiums	$17,998,514	$13,032,711	$13,647,768
Undiscounted expected future benefit payments	$16,929,038	$12,199,575	$12,752,333
Discounted expected future gross premiums	$11,284,884	$7,485,087	$10,331,411
Discounted expected future benefit payments	$10,873,399	$7,167,340	$9,778,306
The total gross premiums and interest expense recognized in the Consolidated Statements of Operations for traditional and limited payment long-duration contracts for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	Gross Premiums			Interest Expense
	2023	2022	2021	2023	2022	2021
Long-term protection	$744,428	$684,990	$662,496	$20,421	$20,627	$23,901
Longevity	1,094,934	742,542	692,000	5,397	5,341	8,020
Total	$1,839,362	$1,427,532	$1,354,496	$25,818	$25,968	$31,921
The weighted-average interest rates for traditional and limited payment long-duration contracts for the years ended December 31, 2023, 2022 and 2021 were as follows:

	2023	2022	2021
Long-term Protection:
Interest accretion rate	2.63%	2.43%	2.28%
Current discount rate	4.48%	4.93%	2.87%

	2023	2022	2021
Longevity:
Interest accretion rate	2.95%	2.06%	1.94%
Current discount rate	4.83%	5.48%	2.48%
The weighted-average duration of reserves for long-term protection was 4.2 years, 4.4 years and 5.3 years for the years ended December 31, 2023, 2022 and 2021, respectively. The weighted average duration of reserves for Longevity has been split into the fixed premium leg and the floating claims leg, with the fixed premium leg having a duration of 7.6 years, 7.8 years and 9.8 years and the floating claims leg having a duration of 7.5 years, 7.7 years and 9.5 years, for the years ended December 31, 2023, 2022 and 2021, respectively.
Long-term protection
Significant assumptions used to calculate the LFPB for long-term protection include mortality, morbidity, and persistency, and both locked-in and current discount rates.
In 2023, the Company undertook a review of significant assumptions and primarily made changes to mortality and morbidity. Mortality assumption updates primarily reflected mixed future mortality improvements and claims experience on certain treaties that largely offset. Morbidity assumption updates primarily reflected adverse claims experience on a specific treaty. Current discount rates were updated from 2022 resulting in a slight increase to the LFPB.
In 2022, the Company undertook a review of significant assumptions and primarily made changes to mortality and morbidity. Mortality assumption updates largely reflected unfavorable claims experience on certain treaties. Morbidity assumption updates largely reflected adverse claims experience on a specific treaty. Current discount rates were updated from 2021 resulting in a significant decrease to the LFPB.

In 2021, the Company undertook a review of significant assumptions and primarily made changes to mortality and morbidity. Mortality assumption updates primarily reflected unfavorable claims experience on certain treaties. Morbidity assumption updates primarily reflected adverse claims experience on specific treaties. Current discount rates were updated from 2020 resulting in a significant decrease to the LFPB.
Impacts to expected net premiums and expected future policy benefits due to assumption changes in 2023, 2022 and 2021 can be observed in the LFPB rollforward tables at December 31, 2023, 2022 and 2021.
Longevity
Significant assumptions used to calculate the LFPB for Longevity include mortality, and both locked-in and current discount rates.
In 2023, the Company undertook a review of significant assumptions and updated mortality improvement assumptions to reflect favorable developments prior to COVID-19. Current discount rates were updated from 2022, resulting in a slight decrease to the LFPB.
In 2022, the Company reviewed actual experience but did not make any assumption updates. Current discount rates were updated from 2021, resulting in a slight increase to the LFPB.
In 2021, the Company undertook a review of significant assumptions and made revisions to mortality improvement assumption model parameters to reflect industry trends. Current discount rates were updated from 2020, resulting in a slight decrease to the LFPB.
Impacts to expected net premiums and expected future policy benefits due to assumption changes in 2023, 2022 and 2021 can be observed in the LFPB rollforward tables at December 31, 2023, 2022 and 2021.
Life and health short-duration reserves
The reconciliation of the beginning and ending gross and net liability of the life and health reserves for short-duration contracts for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
Gross liability at beginning of year	$797,100	$864,448	$960,198
Reinsurance recoverable at beginning of year	1,122	3,451	6,397
Net liability at beginning of year	795,978	860,997	953,801
Net incurred losses	187,078	157,572	184,872
Net losses paid	(190,082)	(172,043)	(234,501)
Effects of foreign exchange rate changes and other	23,652	(50,548)	(43,175)
Net liability at end of year	816,626	795,978	860,997
Reinsurance recoverable at end of year	16,807	1,122	3,451
Gross liability at end of year	$833,433	$797,100	$864,448

11. Market Risk Benefits
MRBs, which relate to our GMDB business, are measured at fair value using an option-based valuation model based on current net amounts at risk, market data, Company experience and other factors. Declines in the equity markets, increased volatility, and a low interest rate environment increase the Company's exposure to liabilities under the guaranteed features. The net amount at risk for GMDB is defined as the current guaranteed benefit amount in excess of the current contract value.
The reconciliation of beginning and ending balances of market risk benefits for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
	GMDB
Balance, beginning of year	$122,016	$(53,011)	$(77,590)
Effect of changes in the instrument-specific credit risk	3,676	59,207	63,474
Balance, beginning of year, before effect of changes in the instrument-specific credit risk	125,692	6,196	(14,116)
Issuances	5,625	1,312	(14,931)
Interest accrual	6,081	(1,819)	(2,623)
Attributed fees collected	(29,273)	(29,417)	(34,371)
Benefit payments	3,799	(897)	1,597
Actual policyholder behavior different from expected behaviors	(8,415)	5,126	(14,565)
Effect of changes in future expected policyholder behavior	(12,111)	(3,819)	10,776
Effect of changes in other future assumptions	5,844	4,318	(51,743)
Effect of changes in interest rates	(12,722)	197,277	82,422
Effect of changes in equity index volatility	11,716	(24,728)	(4,634)
Effect of changes in equity markets	14,550	(58,497)	31,222
Foreign exchange impact	5,501	(1,715)	439
Other	21,985	32,355	16,723
Balance, end of year, before effect of changes in the instrument-specific credit risk	$138,272	$125,692	$6,196
Effect of changes in the instrument-specific credit risk	1,302	(3,676)	(59,207)
Balance, end of year	$139,574	$122,016	$(53,011)

Net amount at risk	$251,293	$603,656	$52,320
Weighted-average attained age of contract holders	61 years	61 years	61 years
The reconciliation of market risk benefit asset (liability) to the Company's Consolidated Balance Sheets at December 31, 2023 and 2022 was as follows (in thousands of U.S. dollars):

	December 31, 2023			December 31, 2022
	Asset	Liability	Net	Asset	Liability	Net
Market risk benefits	$144,636	$5,062	$139,574	$131,186	$9,170	$122,016
In 2023, the Company recognized market risk benefit gains primarily due to an increase in equity markets and a decrease in equity index volatility, both of which reduce the chance of GMDB being at risk and increases the net MRB asset. The Company also recognized the impacts of new business and actual and future expected policyholder activity.
For 2022, the Company recognized market risk benefit gains primarily due to a steep increase in interest rates in the year which reduces the chance of GMDB being at risk and increases the net MRB asset, partially offset by a decrease in equity markets and an increase in equity index volatility which decreased the MRB net asset.
For 2021, the Company recognized market risk benefit gains due to increases in interest rates and improvements in equity markets which reduced the chance of the GMDB being at risk and increased the net MRB asset, partially offset by the impact of changes in other future assumptions.
See Note 4 for additional information related to the fair value measurement of MRBs.

12. Reinsurance
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
The Company established Lorenz Re Ltd. (“Lorenz Re”), a special purpose insurer registered as a segregated accounts company in Bermuda, as part of its third party capital platform to provide third party investors with access to portfolios of risk in the global reinsurance markets. Lorenz Re operates by providing fully collateralized reinsurance capacity to certain of the Company's operating subsidiaries in respect of multiple lines of business. Lorenz Re raises capital primarily from third party investors seeking exposure to the global reinsurance markets by issuing non-voting redeemable preferred shares in its individual segregated accounts. The proceeds from issuance of these preferred shares are deposited into trust accounts collateralizing varying portfolios of potential reinsurance recoverables, which have established investment guidelines that generally require assets to be held as either cash and cash equivalents or in U.S. government issued securities of high credit quality. For the years ended December 31, 2023, 2022 and 2021, the Company ceded premium written to Lorenz Re’s segregated cells of $529 million, $664 million and $634 million, respectively, and recorded a Reinsurance recoverable on paid and unpaid losses from the segregated cells of $767 million and $921 million as at December 31, 2023 and 2022, respectively.
In assessing an allowance for reinsurance recoverable balances, the Company considers historical information, financial strength and credit ratings of reinsurers, collateralization amounts and the remaining expected life of reinsurance recoverable balances to determine the appropriateness of the allowance. Historically, the Company has not experienced material credit losses from retrocessional agreements. In assessing future default for reinsurance recoverable balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assesses the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2023 and 2022, the Company's allowance for credit losses on its reinsurance recoverable balance was $3 million.
(b) Ceded Reinsurance
Net premiums written, net premiums earned and losses and loss expenses are reported net of reinsurance in the Company’s Consolidated Statements of Operations. Direct, assumed, ceded and net amounts for the years ended December 31, 2023, 2022 and 2021 were as follows (in thousands of U.S. dollars):

	2023
	Premiums Written	Premiums Earned	Losses and Loss Expenses

Non-life	$347,351	$372,230	$188,912
Life and Health	—	—	—
Direct	$347,351	$372,230	$188,912

Non-life	$6,646,273	$6,643,101	$3,346,078
Life and Health	2,108,734	2,108,711	1,838,714
Assumed	$8,755,007	$8,751,812	$5,184,792

Non-life	$1,145,301	$1,176,865	$352,650
Life and Health	28,145	28,417	30,846
Ceded	$1,173,446	$1,205,282	$383,496

Non-life	$5,848,323	$5,838,466	$3,182,340
Life and Health	2,080,589	2,080,294	1,807,868
Net	$7,928,912	$7,918,760	$4,990,208

	2022
	Premiums Written	Premiums Earned	Losses and Loss Expenses

Non-life	$393,186	$377,380	$207,301
Life and Health	—	—	—
Direct	$393,186	$377,380	$207,301

Non-life	$6,622,236	$6,319,389	$3,817,630
Life and Health	1,673,857	1,674,091	1,426,584
Assumed	$8,296,093	$7,993,480	$5,244,214

Non-life	$1,116,672	$1,085,317	$711,697
Life and Health	28,412	28,426	13,946
Ceded	$1,145,084	$1,113,743	$725,643

Non-life	$5,898,750	$5,611,452	$3,313,234
Life and Health	1,645,445	1,645,665	1,412,638
Net	$7,544,195	$7,257,117	$4,725,872

	2021
	Premiums Written	Premiums Earned	Losses and Loss Expenses

Non-life	$421,756	$318,058	$221,173
Life and Health	—	—	—
Direct	$421,756	$318,058	$221,173

Non-life	$6,135,299	$5,956,360	$3,991,292
Life and Health	1,646,870	1,651,485	1,423,826
Assumed	$7,782,169	$7,607,845	$5,415,118

Non-life	$1,046,227	$944,862	$769,220
Life and Health	23,680	24,519	16,031
Ceded	$1,069,907	$969,381	$785,251

Non-life	$5,510,828	$5,329,556	$3,443,245
Life and Health	1,623,190	1,626,966	1,407,795
Net	$7,134,018	$6,956,522	$4,851,040

13. Debt
The debt outstanding and the carrying value recorded in the Consolidated Balance Sheets at December 31, 2023 and 2022 was comprised as follows (in thousands):

		December 31, 2023		December 31, 2022
	Commitment	Carrying Value	Fair Value	Carrying Value	Fair Value
Senior notes due 2029	$500,000	$497,525	$484,790	$497,073	$462,521
Senior notes due 2026	€750,000	829,304	790,081	794,368	721,807
Junior subordinated notes due 2050	$500,000	494,832	432,685	494,638	428,250
Capital efficient notes due 2066	$61,924	61,924	55,237	61,924	54,247
Debt		$1,883,585	$1,762,793	$1,848,003	$1,666,825
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
Capital efficient notes due 2066
In November 2006, PartnerRe Finance II Inc., an indirect wholly-owned financing subsidiary of the Company, issued Fixed-to-Floating Rate Junior Subordinated Capital Efficient Notes (CENts) with a principal amount of $250 million. In March 2009, $187 million of the principal amount was extinguished, with an additional $900 thousand of the principal amount extinguished in June 2019 and $560 thousand in December 2022. As a result, the remaining aggregate principal amount of the CENts as at December 31,

2023 and 2022 was $62 million. Interest on the CENts is payable quarterly at an annual rate of 3-month SOFR plus a margin equal to 2.325%, and an additional spread adjustment of 0.26161% (due to the transition of the benchmark from LIBOR), reset quarterly. Since December 1, 2016, PartnerRe Finance II Inc. has had the right to defer one or more interest payments for up to ten years to December 1, 2026. The CENts are currently redeemable at the option of the issuer, in whole or in part, and are ranked as junior subordinated unsecured obligations of PartnerRe Finance II Inc. PartnerRe Ltd. has fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. related to these junior subordinated notes. PartnerRe Ltd.’s obligations under this guarantee are unsecured junior subordinated obligations and rank junior in right of payment to all its outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.
Debt repurchases
We or our affiliates may, at any time and from time to time, seek to retire or purchase our outstanding debt, in open-market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will be upon such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.
14. Shareholders’ Equity
Authorized Shares
At December 31, 2023 and 2022, the total authorized share capital (common and preferred) of the Company was $200 million.
Common Shares
At December 31, 2022 and 2023, 100 million authorized and issued Class A common shares of $0.00000001 par value each were owned by Covéa Coopérations.
See Note 17 for discussion of Class C common shares.
Redeemable Preferred Shares
On March 15, 2021, the Company issued 8,000,000 4.875% Series J fixed rate non-cumulative redeemable preferred shares at a par value of $1.00 per share and a redemption price of $200 million. The Company incurred issuance costs directly attributable to the new preferred shares of $6 million. The Series J preferred shares will remain outstanding into perpetuity, unless and until the Company decides to redeem them. The shares are not callable by the Company until March 15, 2026. On and after March 15, 2026, the Series J Preferred Shares will be redeemable at the Company’s option, in whole or from time to time in part, at a redemption price equal to $25 per Series J Preferred Share, plus declared and unpaid dividends. Dividends on the Series J preferred shares are non-cumulative and are payable quarterly in arrears. In the event of liquidation of the Company, the Series J preferred shares rank senior to the common shares, and the holders of the preferred shares would receive a distribution of $25 per share plus any declared but unpaid dividends. The Series J preferred shares were the only preferred shares issued and outstanding at December 31, 2023 and 2022.
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

15. Dividend Restrictions and Statutory Requirements
The Company’s ability to pay common and preferred shareholders’ dividends and its corporate expenses is dependent mainly on cash dividends from PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada (collectively, the reinsurance subsidiaries), which are the Company’s most significant subsidiaries. The payment of such dividends by the reinsurance subsidiaries to the Company is limited under Bermuda, Irish, Canadian and Singapore laws and certain statutes of various U.S. states in which PartnerRe U.S. is domiciled. The restrictions are generally based on net income and/or certain levels of surplus as determined in accordance with the relevant statutory accounting practices. The Company’s dividend policy is to declare and pay a dividend on its common shares at consistent levels each quarter. On December 16, 2021, Exor signed a definitive agreement with Covéa Coopérations, under which Covéa Coopérations agreed to purchase all of the common shares of PartnerRe Ltd. from Exor. Consummation of this transaction occurred on July 12, 2022. During 2023, the Company declared and paid common share dividends totaling $200 million. In addition, a deemed dividend of $18 million was paid to Covéa Coopérations during 2023. At December 31, 2023, given the Company complied with its Bermuda solvency requirements, there were no other restrictions on the Company’s ability to pay common and preferred shareholders’ dividends from its retained earnings, except for the reinsurance subsidiaries’ dividend restrictions described below.
The reinsurance subsidiaries are required to file annual statements with insurance regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities (statutory basis), maintain minimum levels of solvency and liquidity and comply with risk-based capital requirements and licensing rules. At December 31, 2023, the reinsurance subsidiaries’ solvency, liquidity and risk-based capital amounts were in excess of the minimum levels required. The typical adjustments to insurance statutory basis amounts to convert to U.S. GAAP include the elimination of certain statutory reserves, deferral of certain acquisition costs, recognition of goodwill, intangible assets and deferred income taxes that are limited on a statutory basis, valuation of bonds at fair value, the deferral of gains on retroactive reinsurance on non-life business and presentation of ceded reinsurance balances gross of assumed balances.
PartnerRe Bermuda may declare dividends subject to it continuing to meet its minimum solvency and minimum liquidity ratios, which are to hold statutory capital and surplus equal to or exceeding the Target Capital Level, which is equivalent to 120% of the Enhanced Capital Requirement (ECR) and to maintain a minimum general business liquidity ratio equal to the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. The ECR is calculated with reference to the Bermuda Solvency Capital Requirement model, which is a risk-based capital model. During 2023, the maximum dividend that PartnerRe Bermuda can pay without prior regulatory approval is approximately $1,120 million. The reporting deadline for the annual submission is April 30, 2024.
PartnerRe Europe is subject to the Solvency II European Directive (Solvency II Regulations). The Solvency II Regulations relate to the solvency standards applicable to insurers and reinsurers and lay down, at the level of PartnerRe Europe, the minimum amounts of financial resources required in order to cover the risks to which it is exposed and the principles that should guide its overall risk management and reporting. PartnerRe Europe may declare dividends subject to it continuing to meet its Solvency II requirements, which are to hold available capital, calculated on a Solvency II balance sheet basis, in excess of the solvency capital requirement (SCR). The maximum dividend is limited to “profits available for distribution”, which consist of accumulated realized profits less accumulated realized losses. The reporting deadline for the annual Solvency II submission is April 7, 2024.
PartnerRe U.S. may declare dividends subject to it continuing to meet its minimum solvency and capital requirements and is generally limited to paying dividends from earned surplus. In connection with the acquisition by Covéa Coopérations, it was agreed that PartnerRe US would not take action to declare or distribute any dividend for the two year period from July 12, 2022 to July 12, 2024 without the prior approval of the New York State Department of Financial Services. The maximum dividend that can be declared and paid without prior approval is limited, to the lesser of adjusted net investment income or 10% of its total statutory capital and surplus as of the most recently filed annual statement. The reporting deadline for the annual filing is March 1, 2024.
PartnerRe Asia may declare dividends from unappropriated profits subject to meeting the capital requirements, as laid out by the Monetary Authority of Singapore. As a licensed reinsurer, PartnerRe Asia is required to maintain minimum capital of SGD25 million. In addition, PartnerRe Asia is required to establish and maintain separate insurance funds for each class of business that it writes, for both Singapore and offshore policies. The solvency requirement in respect of each insurance fund shall at all times be not less than the total risk requirement of the fund (determined by reference to three components being insurance risks, asset portfolio risks and asset concentration risks) and above 120% of the total risk requirement on a Company basis. The declaration of a dividend by PartnerRe Asia is subject to conditions and requirements being met as specified under the Companies Act and the Insurance Act and its associated regulations. The filing date for the annual submission is March 31, 2024.
PartnerRe Canada may declare dividends subject to it continuing to meet its capital requirements and maintaining adequate and appropriate forms of liquidity in addition to complying with related regulations. Dividends and capital distributions are subject to regulations under the Insurance Companies Act (Canada) and the requirements of the Office of the Superintendent of Financial Institutions (OSFI). The reporting deadline for the annual filing is February 29, 2024.

The statutory financial statements and returns of the Company’s reinsurance subsidiaries as at, and for the year ended, December 31, 2023 are due to be submitted to the relevant regulatory authorities later in 2023, with different filing dates in each jurisdiction. In certain jurisdictions, the statutory financial statements and returns are subject to the review and final approval of the relevant regulatory authorities. As a result, the comparative figures in the tables below reflect final figures submitted to regulatory authorities for 2022 and 2021.
The statutory net income (loss) of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada for the years ended December 31, 2023, 2022 and 2021 was as follows (in millions of U.S. dollars):

	2023	2022	2021
PartnerRe Bermuda	$1,138	$(139)	$900
PartnerRe Europe	$383	$(329)	$28
PartnerRe U.S.	$220	$242	$68
PartnerRe Asia	$48	$(35)	$(6)
PartnerRe Canada	$13	$(14)	$(12)
The required and actual statutory capital and surplus of PartnerRe Bermuda, PartnerRe Europe, PartnerRe U.S., PartnerRe Asia and PartnerRe Canada at December 31, 2023 and 2022 was as follows (in millions of U.S. dollars):

	PartnerRe Bermuda (1)		PartnerRe Europe		PartnerRe U.S.		PartnerRe Asia		PartnerRe Canada
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Required statutory capital and surplus	$2,824	$2,727	$1,564	$1,537	$1,472	$1,356	$56	$47	$1,221	$1,144
Actual statutory capital and surplus	$7,108	$5,816	$2,971	$2,672	$2,182	$1,928	$265	$212	$1,606	$1,392

(1)Required statutory capital and surplus is calculated at the Target Capital Level
In addition to the required statutory capital and surplus requirements for the reinsurance subsidiaries in the table above, the Company is required to assess its solvency capital needs both at a PartnerRe Group and subsidiary level. The Company’s capital requirements determine the amount of capital available to be declared as dividends to its shareholders. As Group Supervisor of the Company, the Bermuda Monetary Authority is tasked with assessing the financial condition of the PartnerRe Group and coordinates the dissemination of information to other relevant authorities for the purpose of assisting in their regulatory functions and the enforcement of regulatory action against the Company or any of its subsidiaries, including the power to impose restrictions on the ability of the relevant subsidiaries to declare dividends to the Company, and the ability of the Company to pay dividends to shareholders. In addition, the Company is required to maintain the Group ECR imposed by the BMA under Bermuda law. The Company is currently completing the 2023 PartnerRe Group BSCR, which must be filed with the BMA on or before May 31, 2024, and at this time, we expect we will exceed the ECR.
16. Taxation
The Company and its Bermuda domiciled subsidiaries are not subject to Bermuda income or profit tax, withholding tax, capital gains tax or capital transfer tax in Bermuda, under current Bermuda law. However, on December 27, 2023, Bermuda enacted the Corporate Income Tax Act 2023 (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two of the four previous fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, such tax is charged at a rate of 15 percent of the net income of such constituent entities (as determined in accordance with the CIT Act, including after adjusting for any relevant foreign tax credits applicable to the Bermuda constituent entities). No tax is chargeable under the CIT Act until tax years starting on or after January 1, 2025. The CIT Act also includes a provision referred to as the economic transition adjustment, which is intended to provide a fair and equitable transition into the tax regime, and results in a deferred tax benefit for the Company. Pursuant to this legislation, the Company has estimated as of December 31, 2023, a $487 million deferred tax asset in relation to the economic transition adjustment and a $55 million deferred tax liability in relation to the future tax impact of temporary differences between book and tax value. Most of the net $432 million deferred tax asset is expected to be utilized predominantly over a 10-year period.
The Company has subsidiaries and branches that operate in various other jurisdictions around the world that are subject to tax in the jurisdictions in which they operate. The significant jurisdictions in which the Company’s subsidiaries and branches are subject to tax are Canada, France, Hong Kong, Ireland, Singapore, Switzerland, United Kingdom and the U.S.

Income tax returns are open for examination for the tax years 2018-2023 in the U.S. and Hong Kong; 2019-2023 in Canada, Ireland, United Kingdom and Singapore; 2021-2023 in France and Switzerland. As a global organization, the Company may be subject to a variety of transfer pricing or permanent establishment challenges by taxing authorities in various jurisdictions. While management believes that adequate provision has been made in the Consolidated Financial Statements for any potential assessments that may result from tax examinations for all open tax years, the completion of tax examinations for open years may result in changes to the amounts recognized in the Consolidated Financial Statements.
Income tax expense (benefit) for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
Current income tax expense
U.S.	$40,840	$93,906	$31,216
Non U.S.	11,621	20,622	18,293
Total current income tax expense	$52,461	$114,528	$49,509
Deferred income tax (benefit) expense
U.S.	$8,048	$(14,428)	$(9,404)
Non U.S.	(390,065)	(60,138)	61
Total deferred income tax (benefit) expense	$(382,017)	$(74,566)	$(9,343)
Unrecognized tax expense (benefit)
U.S.	$—	$—	$—
Non U.S.	1,632	1,933	(199)
Total unrecognized tax expense (benefit)	$1,632	$1,933	$(199)
Total income tax (benefit) expense
U.S.	$48,888	$79,478	$21,812
Non U.S.	(376,812)	(37,583)	18,155
Total income tax (benefit) expense	$(327,924)	$41,895	$39,967
Income (loss) before taxes attributable to the Company’s domestic and foreign operations and a reconciliation of the actual income tax rate to the amount computed by applying the effective tax rate of 0% under Bermuda (the Company’s domicile) law to income (loss) before taxes was as follows for the years ended December 31, 2023, 2022 and 2021 (in thousands of U.S. dollars):

	2023	2022	2021
Domestic (Bermuda)	$772,926	$(95,063)	$631,852
Foreign	1,217,269	(802,794)	172,303
Income (loss) before taxes	$1,990,195	$(897,857)	$804,155

Reconciliation of effective tax rate (% of income (loss) before taxes)
Expected tax rate	0.0%	0.0%	0.0%
Foreign taxes at local expected tax rates	12.4	15.3	6.7
Impact of foreign exchange gains or losses	(1.1)	(0.3)	(0.1)
Unrecognized tax expense (benefit)	0.1	(0.2)	—
Tax-exempt income and expenses not deductible	(3.8)	0.2	(0.3)
Foreign branch tax	2.0	4.1	0.1
Valuation allowance	(4.3)	(20.8)	0.6
Tax legislation change	(21.9)	—	(0.3)
Other	0.1	(3.0)	(1.7)
Actual tax rate	(16.5)%	(4.7)%	5.0%
Following the enactment in 2023 of the CIT Act, a net $432 million deferred tax asset was recorded as described in further detail above. This had a 21.9 point reduction on the effective tax rate in 2023 and is included within the Tax legislation change line in the table above.

The components of net tax assets and liabilities at December 31, 2023 and 2022 were as follows (in thousands of U.S. dollars):

	December 31, 2023	December 31, 2022
Net tax assets	$563,368	$160,634
Net tax liabilities	(57,584)	(38,576)
Net tax assets	$505,784	$122,058

	December 31, 2023	December 31, 2022
Net current tax assets	$109,538	$108,836
Net deferred tax assets (liabilities)	408,884	23,931
Net unrecognized tax benefit	(12,638)	(10,709)
Net tax assets	$505,784	$122,058
Deferred tax assets and liabilities reflect the tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Significant components of the net deferred tax assets and liabilities at December 31, 2023 and 2022 were as follows (in thousands of U.S. dollars):

	December 31, 2023	December 31, 2022
Deferred tax assets
Foreign tax credit carryforwards	$176,904	$211,023
Tax loss carryforwards	104,546	123,597
Unearned premiums	44,878	46,029
Coinsurance funds held	6,237	—
Unrealized depreciation and timing differences on investments	96,108	170,720
Bermuda economic transition adjustment	487,265	—
Other deferred tax assets	45,019	37,424
	$960,957	$588,793
Valuation allowance	(325,150)	(386,525)
Deferred tax assets	$635,807	$202,268
Deferred tax liabilities
Deferred acquisition costs	$94,144	$92,459
Goodwill and other intangibles	55,067	55,882
Coinsurance reserves	16,065	—
Discounting of loss reserves and adjustment to life policy reserves	44,406	7,928
Equalization reserves	13,732	8,235
Other deferred tax liabilities	3,509	13,833
Deferred tax liabilities	$226,923	$178,337
Net deferred tax assets	$408,884	$23,931
Realization of deferred tax assets is dependent on generating sufficient taxable income in future periods. Although realization is not assured, management believes that it is more likely than not that the deferred tax assets will be realized. The valuation allowance recorded at December 31, 2023 relates to a foreign tax credit carryforward of $177 million in Ireland, a net unrealized investment loss position in the United States generating a deferred tax asset of $114 million, and net deferred tax assets of $32 million in the United States. The valuation allowance recorded at December 31, 2022 relates to a foreign tax credit carryforward of $211 million in Ireland, a net unrealized investment loss position in the United States generating a deferred tax asset of $148 million, and net deferred tax assets of $12 million in the United States, $11 million in the United Kingdom and $5 million in Canada.
At December 31, 2023, the deferred tax assets included $27 million in aggregate tax loss carryforwards (after valuation allowance) including: $15 million in Singapore, $6 million in the United Kingdom, $3 million in Switzerland and $3 million in the United States. At December 31, 2022, the deferred tax assets included $76 million in aggregate tax loss carryforwards (after valuation allowance) including: $26 million in Switzerland, $20 million in Singapore, $10 million in the United States, $2 million in Hong Kong, $2 million in United Kingdom and $1 million in Canada. The loss carryforwards at both December 31, 2023 and

December 31, 2022 can be carried forward for an unlimited period of time except Canada which is limited to twenty years and Switzerland which is limited to seven years.
The total amount of unrecognized tax benefits for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands of U.S. dollars):

	2023	2022	2021
Balance at January 1	$10,709	$9,276	$10,272
Changes in tax positions taken during a prior year	4,773	1,933	(200)
Settlements	(2,547)	—	—
Impact of the change in foreign currency exchange rates	(297)	(500)	(796)
Balance at December 31	$12,638	$10,709	$9,276
For the years ended December 31, 2023, 2022 and 2021, there were no new uncertain tax positions taken. For the years ended December 31, 2023, 2022 and 2021, there were no unrecognized tax benefits that, if recognized, would create a temporary difference between the reported amount of an item in the Company’s Consolidated Balance Sheets and its tax basis. The Company recognizes interest and penalties as Income tax expense (benefit) in the Consolidated Statements of Operations.
At December 31, 2023, $5 million of unrecognized tax benefits are expected to reverse within twelve months.
17. Share-Based Incentives
The Company is authorized to issue Class C common shares (Class C shares) and restricted share units to certain executives and directors of the Company. Prior to the adoption of the Class C shares and related restricted share unit plan in 2021, the Company was authorized to issue restricted Class B common shares (Class B shares) which ranked pari passu with Class C shares in all respects.
Class C Shares and Restricted Share Unit Plan
During 2021, the Company designated a new class of voting Class C shares and also adopted a related restricted share unit plan and French sub-plan (collectively the “RSU Plan”). The RSU Plan provides for the award of restricted share units to certain executives of the Company (each a “Participant”). Effective January 1, 2024, the Company's Board of Directors approved the Second Amended and Restated 2021 Restricted Share Unit Plan.
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
Unrestricted Class C shares can be sold back to the Company at a redemption price based on the Company’s U.S. GAAP book value per share as of the applicable valuation date, at the discretion of the Company as further defined in the RSU Agreement and RSU Plan. The RSU Plan requires that the Participant can only sell Class C shares back to the Company provided that the Participant at a minimum holds cumulative Class C shares and RSUs in the lesser amount of (i) two times their gross annual LTI target value or (ii) $1,000,000, unless otherwise agreed (the “Minimum Holding Requirement”).

Class B Shares
During 2017, the Company designated a class of voting Class B shares. Prior to the approval of the Class C shares and related RSU Plan in 2021, Class B shares could either be purchased by or granted to certain executives or non-executive directors of the Company at the discretion of the Company in line with the provisions set out in the Class B Certificate of Designation, or any sub-plan or addendum thereto. Effective 2021, the Company no longer grants Class B shares or authorizes new purchases of Class B shares.
All Class B shares were extinguished in 2022 and there were no longer any Class B shares issued or outstanding for the years ended December 31, 2023 and 2022, respectively.
Summary of Activity
Restricted Class B shares, Class C shares and RSUs granted are recognized at fair value over the requisite service period. The Company has elected to recognize forfeitures as they occur rather than estimating service-based forfeitures over the requisite service period.
In July 2022, Covéa Coopérations completed the acquisition of PartnerRe Ltd. from Exor. Upon the change of control, all Class B shares, Class C shares and RSUs vested and were repurchased by the Company, with the exception of Class C shares and RSUs issued in 2022. The repurchase price for all Class B shares, Class C shares and RSUs was based on a valuation utilizing the Covéa Coopérations acquisition purchase price per share of the Company. The Company's total settlement amount paid upon change of control was $43 million, net of $3 million of tax withholding, which included $40 million paid for granted shares and RSUs and $3 million for certain shares that were previously purchased by executives and directors of the Company.
Included in Accounts payable, accrued expense and other in the Consolidated Balance Sheets was a liability of $27 million for Class C Shares and RSUs at December 31, 2023, and a liability of $7 million for Class C shares and RSUs at December 31, 2022. The compensation expense related to Class B shares, Class C shares and RSUs for the years ended December 31, 2023, 2022, and 2021 was $21 million, $29 million and $13 million, respectively, included in Other expenses in the Company's Consolidated Statements of Operations. The 2022 expense included the impact of accelerated vesting of Class B shares, Class C shares and RSUs due to the change of control.
As of December 31, 2023, there was $16 million of total unrecognized compensation cost related to RSUs, which will be recognized on a weighted average basis during the next 1.5 years.
The following tables provide activity summaries of the Company's Class B shares, Class C shares, and RSUs outstanding:

RSUs (1)
Outstanding December 31, 2020	—
Granted	263,214
Outstanding December 31, 2021	263,214
Forfeitures	(2,964)
Accelerated vesting and repurchase upon change of control	(260,250)
Granted	265,805
Outstanding December 31, 2022	265,805
Forfeitures	(29,044)
Vested	(42,838)
Granted	222,093
Outstanding December 31, 2023	416,016

(1)For RSUs, the number of grants in the table are shown at the maximum number that can be attained if the performance conditions are fully met for personal and Company performance. Forfeitures represent adjustments to grants falling below the maximum attainable as a result of not fully meeting the performance conditions.

	Restricted Class C shares	Unrestricted Class C shares	Total Class C shares
Outstanding December 31, 2020	—	—	—
Granted	7,373	—	7,373
Purchased	—	2,072	2,072
Outstanding December 31, 2021	7,373	2,072	9,445
Accelerated vesting and repurchase upon change of control	(7,373)	(5,819)	(13,192)
Granted	7,666	3,747	11,413
Outstanding December 31, 2022	7,666	—	7,666
Granted	7,722	—	7,722
RSUs and imputed dividends settled in Class C shares	—	44,459	44,459
Outstanding December 31, 2023	15,388	44,459	59,847

	Restricted Class B shares	Unrestricted Class B shares	Total Class B shares
Outstanding December 31, 2020	189,166	85,498	274,664
Repurchased	(29,048)	(22,957)	(52,005)
Expiration of restricted period	(20,298)	20,298	—
Outstanding December 31, 2021	139,820	82,839	222,659
Expiration of restricted period	(32,168)	32,168	—
Accelerated vesting and repurchase upon change of control	(107,652)	(115,007)	(222,659)
Outstanding December 31, 2022	—	—	—
Outstanding December 31, 2023	—	—	—
18. Retirement Benefit Arrangements
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
The Company incurred expenses for these defined contribution arrangements of $14 million, $13 million, and $13 million for the years ended December 31, 2023, 2022 and 2021, respectively, included within Other expenses in the Company's Consolidated Statements of Operations.

Active Defined Benefit Plan
The majority of the defined benefit obligation at December 31, 2023 relates to a hybrid plan accounted for as a defined benefit plan under U.S. GAAP for the Company’s Zurich office employees (the Zurich Plan).
At December 31, 2023 and 2022, the funded status of the Zurich Plan was as follows (in thousands of U.S. dollars):

	2023	2022
Underfunded pension obligation at beginning of year	$9,538	$32,636
Change in pension obligation
Service cost	$7,300	$8,746
Interest cost	3,707	373
Plan participants’ contributions	4,194	3,792
Actuarial losses (gains)	18,002	(37,992)
Plan amendments	(2,606)	—
Benefits paid	1,775	(4,576)
Foreign currency adjustments	18,500	(3,736)
Settlements	(13,064)	—
Change in pension obligation	$37,808	$(33,393)
Change in fair value of plan assets
Actual return on plan assets	$5,590	$(14,936)
Employer contributions	8,396	7,658
Plan participants’ contributions	4,194	3,792
Benefits paid	1,775	(4,576)
Foreign currency adjustments	16,658	(2,233)
Settlements	(13,064)	—
Change in fair value of plan assets	$23,549	$(10,295)
Underfunded pension obligation at end of year	$23,797	$9,538
Additional information:
Projected benefit obligation at end of year (1)	$207,336	$169,527
Fair value of plan assets at end of year	$183,539	$159,989
Underfunded pension obligation at end of year	$23,797	$9,538
Accumulated pension obligation at end of year (2)	$200,462	$167,560

(1)Represents the actuarial present value of all benefits attributed to employee service rendered to December 31, measured using assumptions as to future compensation levels
(2)Represents the actuarial present value of benefits (whether vested or non-vested) attributed to employee service rendered and compensation to December 31, with no assumption about future compensation levels
At December 31, 2023 and 2022, the underfunded pension obligation of $24 million and $10 million, respectively, was included in Accounts payable, accrued expenses and other in the Consolidated Balance Sheets. The amounts included in Accumulated other comprehensive income (loss) at December 31, 2023 and 2022 were cumulative losses of $8 million (net of $2 million of taxes) and cumulative gains of $6 million (net of $1 million of taxes), respectively.
The net periodic benefit cost reported in Other expenses in the Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021 was $3 million, $1 million and $8 million, respectively.
The projected benefit obligation increased by $38 million during 2023, due primarily to an update of actuarial assumptions of $18 million to reflect a decline in discount rates, and foreign currency adjustments of $19 million due to the strengthening in the value of the Swiss Franc versus the U.S. dollar during the year, partially offset by $13 million of settlements. This was offset by increases of the fair value of plan assets of $24 million, driven by $17 million in foreign currency adjustments and $8 million in employer contributions, partially offset by $13 million of settlements. In 2022, the decrease in the projected benefit obligation was driven by an update of actuarial assumptions primarily to reflect an increase in discount rates during the year. This was offset by decreases to the fair value of plan assets of $10 million, due primarily to the actual return on plan assets during the year, partially offset by $8 million in employer contributions.

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
The Zurich Plan is a partially insured scheme participating in a single investment pool under the pension provider. As at December 31, 2023 and 2022, the coverage ratio was 103% and 101%, respectively, based on the performance of the assets. The fair value of the Zurich Plan’s assets, comprised of an investment pool of funds and including cash, at December 31, 2023 and 2022 was $184 million and $160 million, respectively. The partially insured funds comprise the accumulated pension plan contributions and investment returns thereon. These funds meet the definition of Level 2 inputs of the fair value hierarchy as defined in Note 4(a). The actual return on plan assets for the years ended December 31, 2023, 2022, and 2021 was a gain of $6 million, loss of $15 million, and gain of $7 million, respectively.
The assumptions used to determine the Zurich Plan’s pension obligation and net periodic benefit cost for the years ended December 31, 2023, 2022 and 2021 were as follows:

	2023		2022		2021
	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost	Pension obligation	Net periodic benefit cost
Discount rate	1.30%	2.20%	2.20%	0.20%	0.20%	0.10%
Interest crediting rate	1.30%	2.20%	2.20%	1.00%	1.00%	1.00%
Expected long-term return on plan assets	—	5.00%	—	4.25%	—	3.50%
Rate of compensation increase	2.25%	2.25%	2.25%	2.00%	2.00%	2.00%
At December 31, 2023, estimated employer contributions to be paid in 2024 related to the Zurich Plan were $8 million and future benefit payments were estimated to be paid as follows (in thousands of U.S. dollars):

Year	Amount
2024	$13,455
2025	$11,660
2026	$12,846
2027	$11,225
2028	$10,689
2029 to 2033	$57,052
19. Commitments and Contingencies
(a) Concentration of Credit Risk
Fixed maturities
The Company’s investment portfolio is managed following prudent standards of diversification and a prudent investment philosophy. The Company is not exposed to any significant credit concentration risk on its investments, except for debt securities issued by the U.S. government and government sponsored enterprises and other highly rated non-U.S. sovereign governments’ securities. At December 31, 2023 and 2022, other than the U.S. government and U.S. government sponsored enterprises, the Company’s fixed maturity investment portfolio did not contain exposure to any non-U.S. sovereign government or any other issuer that accounted for more than 10% of the Company’s shareholders’ equity. The Company keeps cash and cash equivalents in several banks and ensures that there are no significant concentrations of credit risk in any one bank.

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
In assessing future default for reinsurance balances receivable, the Company evaluates the valuation allowance under the loss rate method and utilizes historic loss activity, adjusted for its assessment of current market conditions and reasonable and supportable forecasts on loss rates. At December 31, 2023 and 2022, the Company's allowance for credit losses for its reinsurance balances receivable was $11 million and $12 million, respectively. In assessing an allowance for funds held by reinsured companies and deposit assets, the Company considers historical information and the financial strength and credit ratings of counterparties to determine the appropriateness of the allowance. In assessing future default for these balances, the Company evaluates the valuation allowance under the probability of default and loss given default method and utilizes counterparty credit ratings from major rating agencies, as well as assessing the current market conditions and reasonable and supportable forecasts for the likelihood of default. At December 31, 2023 and 2022, the Company's allowance for credit losses was $4 million for funds held by reinsured companies and $1 million for deposit assets, respectively. See Note 12 for discussion of credit risk related to reinsurance recoverable on paid and unpaid losses.
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
The following table summarizes the balances related to the Company's total lease expense and provides supplemental other information related to operating leases for the year ended December 31, 2023 and 2022 (in thousands of U.S. dollars):

	2023		2022
Operating lease costs	$13,478		$12,437
Variable lease costs	1,660		1,292
Sublease income	(140)		—
Total lease costs	$14,998		$13,729

Other information:
Operating lease right-of-use assets (1)	$68,400		$71,174
Operating lease liabilities (2)	$78,881		$79,925
Operating lease right-of-use assets obtained in exchange for lease obligations, non-cash	$6,517		$4,016
Operating cash outflows from operating leases	$13,834		$13,545
Weighted-average remaining lease term on operating leases (3)	7.4	Yrs	7.8	Yrs
Weighted-average discount rate on operating leases (4)	2.5%		2.3%

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
The following table shows the contractual maturities of the Company's operating lease liabilities at December 31, 2023 (in thousands of U.S. dollars):

Year	Expected cash flows
2024	$14,806
2025	14,364
2026	14,203
2027	13,025
2028	8,796
2029 to 2038	20,499
Discount	(6,812)
Total discounted operating lease liabilities	$78,881
(c) Other Agreements
The Company has entered into maintenance agreements and service agreements that provide for business and information technology support and computer equipment. Future payments under these contracts amount to $34 million, with $23 million and $5 million to be paid during 2024 and 2025, respectively, and the remainder to be paid through to 2029.
The Company has entered into certain investments, including investments in VIEs (see Note 5(e)), with unfunded capital commitments. As of December 31, 2023, the Company expects to fund capital commitments totaling $522 million with $230 million, $105 million, $66 million, $43 million, and $39 million expected to be paid during 2024, 2025, 2026, 2027 and 2028, respectively.
In exchange for a fee, the Company has committed to provide statutory reserve support to a third party by funding loans if certain events occur. At December 31, 2023, the Company does not believe that it will be required to provide any funding under this commitment, as the occurrence of the defined events is considered remote.

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
At December 31, 2023, the Company was not a party to any litigation or arbitration that it believes could have a material adverse effect on the financial condition, results of operations or liquidity of the Company.
20. Credit Agreements
In the normal course of its operations, the Company enters into agreements with financial institutions to obtain unsecured and secured letter of credit facilities. At December 31, 2023, the total amount of such credit facilities available to the Company was approximately $1,027 million, with the significant facilities as follows:
•$400 million combined credit facility, with the first $100 million being unsecured and any further utilization secured. This credit facility matures each year on October 23, and automatically extends for a further year, unless canceled by either counterparty.
•$250 million secured credit facility, that reduces to $150 million on and after March 31, 2024 and matures on December 31, 2024.
•$200 million secured credit facility, that matures each year on December 21, and automatically extends for a further year unless canceled by either counterparty.
•$175 million unsecured credit facility (of which $50 million is committed and $125 million is uncommitted), that matures on December 19, 2026.
Under the terms of certain reinsurance agreements, irrevocable letters of credit were issued for a total of $130 million on an unsecured basis and $480 million on a secured basis at December 31, 2023 in respect of losses and unearned premium reserves. The committed secured credit facilities maintained by the Company are used for the issuance of letters of credit which must be fully secured with either cash, government bonds and/or investment grade bonds.
The agreements include default covenants, which could require the Company to fully secure the outstanding letters of credit to the extent that the facility is not already fully secured and/or result in the Company not being allowed to issue any new letters of credit.
At December 31, 2023, no conditions of default existed under these facilities.
21. Related Party Transactions
The transactions between related parties discussed below were entered into at arm's-length.
(a) Transactions with Covéa Group
Covéa Coopérations is part of the Covéa Group, which meets the definition of a related party. In this context, the Covéa Group covers Covéa (the parent company of the Covéa Group, whose legal form is "SGAM" i.e. a mutual insurance group company), its affiliated mutual companies, Covéa Coopérations, and their subsidiaries and affiliates included in their consolidated financial statements.
During 2023, the Company declared and paid to the Covéa Coopérations common share dividends totaling $200 million. During 2022, no common share dividends were declared and paid to Covéa Coopérations. In addition to the common share dividends, a deemed dividend was paid to Covéa Coopérations during 2023 of $18 million related to the Company acquiring renewal rights associated with an identified set of reinsurance treaties written by Covéa Coopérations. The Company is providing run-off services to Covéa Coopérations for the related in-force business until the natural expiry of those policies. For the year ended December 31, 2023, the Company earned $3 million related to services provided which was recognized as a receivable at the year end.
In the normal course of its underwriting activities, the Company entered into assumed reinsurance agreements with certain affiliates of the Covéa Group.
Included in the Consolidated Statements of Operations for the year ended December 31, 2023 were the following transactions related to the Covéa Group (in thousands of U.S. dollars):

2023
Gross premiums written	$10,759
Net premiums written	$10,759
Decrease in unearned premiums	$305
Net premiums earned	$11,064
Losses and loss expenses	$21,697
Acquisition costs	$33
Included in the Consolidated Balance Sheets at December 31, 2023 and 2022 were the following balances related to the Covéa Group (in thousands of U.S. dollars):

	2023	2022
Reinsurance balances receivable	$3,781	$3,169
Non-life reserves	$107,736	$95,013
Life and health reserves	$5,798	$1,175
Unearned premiums	$335	$571
Other reinsurance balances payable	$206	$106
Upon close of the acquisition of the Company's common shares by Covéa Coopérations in 2022, the Covéa Group sold its interest in the Company's third-party capital vehicles.
(b) Transactions with EXOR
Prior to the acquisition of the Company's common shares by Covéa Coopérations in 2022, EXOR was a related party to PartnerRe. The following transactions occurred during EXOR's ownership of the Company.
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
•In 2017, the Company invested $500 million in two Exor managed public equity funds. In conjunction with the acquisition of the Company by Covéa Coopérations in 2022, the Company sold a portion of these funds to EXOR for total consideration of $772 million, resulting in a realized gain of $450 million, the majority of which was included in unrealized gains in prior periods. Net realized and unrealized investment gains related to these funds of $40 million (including $24 million of losses pre-acquisition) and $115 million were recorded in the Consolidated Statements of Operations for the years ended December 31, 2022 and 2021, respectively.
During the years ended December 31, 2022 and 2021, the Company was a party to various agreements with Exor whereby Exor provided services in exchange for fees as follows:

•advisory services related to certain real estate investments where the Company paid approximately $265 thousand and $433 thousand for services rendered in 2022 and 2021, respectively. This agreement is terminated effective June 30, 2024.
•investment advisory services and use of certain office space, where the Company paid $175 thousand related to services provided in 2021. This agreement was terminated in 2021.
•certain advisory services for a fee of $184 thousand for 2022 and $350 thousand for 2021. This agreement terminated in 2022 in conjunction with the acquisition of the Company by Covéa Coopérations.
•consulting services related to certain investments such as alternative fixed income, real estate, public equity and private equity funds as well as co-invest opportunities. The related consulting service agreement was effective April 1, 2021 and the Company paid $3.9 million and $2.6 million related to services provided in 2022 and 2021, respectively. This agreement was terminated effective March 31, 2023.
Following the acquisition of the Company's common shares by Covéa Coopérations in 2022, EXOR is no longer a related party to PartnerRe.
(c) Other
In the normal course of its underwriting activities, the Company has entered into reinsurance agreements with companies affiliated with the Company. Refer to Note 12 for further details.
22. Segment Information
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

The segment results for the years ended December 31, 2023, 2022 and 2021 are presented below (in millions of U.S. dollars, except ratios).
Segment Information
For the year ended December 31, 2023

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,771	$2,223	$6,994	$2,108	$—	$9,102
Net premiums written	$3,909	$1,939	$5,848	$2,081	$—	$7,929
Decrease (increase) in unearned premiums	37	(47)	(10)	—	—	(10)
Net premiums earned	$3,946	$1,892	$5,838	$2,081	$—	$7,919
Losses and loss expenses	(2,196)	(986)	(3,182)	(1,808)	—	(4,990)
Acquisition costs	(960)	(494)	(1,454)	(109)	—	(1,563)
Technical result	$790	$412	$1,202	$164	$—	$1,366
Other income	—	—	—	40	1	41
Other expenses	(92)	(39)	(131)	(118)	(214)	(463)
Underwriting result	$698	$373	$1,071	$86	n/a	$944
Net investment income				73	573	646
Allocated underwriting result				$159	n/a	n/a
Market risk benefit gains					7	7
Net realized and unrealized investment gains					517	517
Interest expense					(58)	(58)
Amortization of intangible assets					(8)	(8)
Net foreign exchange losses					(43)	(43)
Income tax benefit					328	328
Interest in losses of equity method investments					(15)	(15)
Net income					n/a	$2,318
Loss ratio (1)	55.7%	52.1%	54.5%
Acquisition ratio (2)	24.3	26.1	24.9
Technical ratio (3)	80.0%	78.2%	79.4%
Other expense ratio (4)	2.3	2.1	2.2
Combined ratio (5)	82.3%	80.3%	81.6%

(1) Loss ratio is obtained by dividing losses and loss expenses by net premiums earned.
(2) Acquisition ratio is obtained by dividing acquisition costs by net premiums earned.
(3) Technical ratio is defined as the sum of the loss ratio and the acquisition ratio.
(4) Other expense ratio is obtained by dividing other expenses by net premiums earned.
(5) Combined ratio is defined as the sum of the technical ratio and the other expense ratio.

Segment Information
For the year ended December 31, 2022

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$5,025	$1,990	$7,015	$1,674	$—	$8,689
Net premiums written	$4,234	$1,665	$5,899	$1,645	$—	$7,544
(Increase) decrease in unearned premiums	(293)	5	(288)	1	—	(287)
Net premiums earned	$3,941	$1,670	$5,611	$1,646	$—	$7,257
Losses and loss expenses	(2,410)	(903)	(3,313)	(1,413)	—	(4,726)
Acquisition costs	(995)	(435)	(1,430)	(107)	—	(1,537)
Technical result	$536	$332	$868	$126	$—	$994
Other income	—	—	—	39	1	40
Other expenses	(84)	(35)	(119)	(93)	(203)	(415)
Underwriting result	$452	$297	$749	$72	n/a	$619
Net investment income				74	324	398
Allocated underwriting result				$146	n/a	n/a
Market risk benefit gains					121	121
Net realized and unrealized investment losses					(1,969)	(1,969)
Interest expense					(55)	(55)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(14)	(14)
Income tax expense					(42)	(42)
Interest in earnings of equity method investments					11	11
Net loss					n/a	$(940)
Loss ratio	61.2%	54.1%	59.0%
Acquisition ratio	25.2	26.0	25.5
Technical ratio	86.4%	80.1%	84.5%
Other expense ratio	2.1	2.1	2.1
Combined ratio	88.5%	82.2%	86.6%

Segment Information
For the year ended December 31, 2021

	P&C segment	Specialty segment	Total Non-life	Life and Health segment	Corporate and Other	Total
Gross premiums written	$4,541	$2,016	$6,557	$1,647	$—	$8,204
Net premiums written	3,722	1,789	5,511	1,623	—	7,134
(Increase) decrease in unearned premiums	(194)	13	(181)	4	—	(177)
Net premiums earned	$3,528	$1,802	$5,330	$1,627	$—	$6,957
Losses and loss expenses	(2,391)	(1,052)	(3,443)	(1,408)	—	(4,851)
Acquisition costs	(864)	(415)	(1,279)	(113)	—	(1,392)
Technical result	$273	$335	$608	$106	$—	$714
Other income	—	—	—	26	3	29
Other expenses	(71)	(30)	(101)	(88)	(210)	(399)
Underwriting result	$202	$305	$507	$44	n/a	$344
Net investment income				81	295	376
Allocated underwriting result				$125	n/a	n/a
Market risk benefit gains					20	20
Net realized and unrealized investment gains					38	38
Interest expense					(56)	(56)
Amortization of intangible assets					(9)	(9)
Net foreign exchange losses					(36)	(36)
Income tax expense					(40)	(40)
Interest in earnings of equity method investments					127	127
Net income					n/a	$764
Loss ratio	67.8%	58.4%	64.6%
Acquisition ratio	24.5	23.0	24.0
Technical ratio	92.3%	81.4%	88.6%
Other expense ratio	2.0	1.7	1.9
Combined ratio	94.3%	83.1%	90.5%

The following table provides the geographic distribution of gross premiums written by region for the years ended December 31, 2023, 2022 and 2021 (in millions of U.S. dollars, except percentages):

	2023		2022		2021
North America	$5,089	56%	$5,040	58%	$4,649	57%
Europe	2,916	32	2,592	30	2,410	29
Asia, Australia and New Zealand	744	8	720	8	814	10
Latin America and the Caribbean	249	3	223	3	189	2
Middle East, Africa, Russia and the Commonwealth of Independent States (CIS)	104	1	114	1	142	2
Total	$9,102	100%	$8,689	100%	$8,204	100%

The following table provides the gross premiums written by segment and line of business for the years ended December 31, 2023, 2022 and 2021 (in millions of U.S. dollars, except percentages):

	2023	2022	2021
P&C
Casualty	$2,391	$2,777	$2,145
Catastrophe	1,077	933	924
Property	783	764	809
U.S. health	355	355	351
Multiline and other	105	119	183
Motor	60	77	129
Total P&C	$4,771	$5,025	$4,541
Specialty
Financial risks	$693	$634	$510
Property	449	240	277
Energy	406	346	314
Aviation and space	360	362	416
Marine	203	223	174
Agriculture	47	101	205
Engineering	34	39	100
Multiline and other	31	45	20
Total Specialty	$2,223	$1,990	$2,016
Life and Health	$2,108	$1,674	$1,647
Total	$9,102	$8,689	$8,204
The Company produces its business both through brokers and through direct relationships with insurance company clients. None of the Company’s cedants individually accounted for more than 10% of total gross premiums written during each of the years ended December 31, 2023, 2022 and 2021.
The Company has two brokers that individually accounted for 10% or more of its gross premiums written during the years ended December 31, 2023, 2022 and 2021, as follows:

	2023	2022	2021
Aon PLC	26%	26%	24%
Marsh & McLennan Companies, Inc	25%	30%	28%
The following table summarizes the percentage of gross premiums written through these two brokers by segment for the years ended December 31, 2023, 2022 and 2021:

	2023	2022	2021
P&C	65%	67%	63%
Specialty	65%	70%	66%
Life and Health	5%	6%	6%
23. Subsequent Events
On February 15, 2024, the Company's Board of Directors declared a dividend for the period December 15, 2023 – March 14, 2024 of $0.3046875 per share on the Company’s 4.875% Fixed Rate Non-Cumulative Redeemable Preferred Shares, Series J. The dividend was payable on March 15, 2024 to shareholders of record on February 29, 2024.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of PartnerRe Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of PartnerRe Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2023, including the related notes and financial statement schedules as of December 31, 2023 and 2022 and for each of the two years in the period ended December 31, 2023, listed in the index appearing under Item 18 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.
We also have audited the adjustments to retrospectively apply the change in accounting for long-duration insurance contracts as described in Note 3. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2021 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2021 consolidated financial statements taken as a whole.
Change in Accounting Principle
As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for long-duration insurance contracts in 2023.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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
Adoption of the New Accounting Standard for Long-Duration Contracts
As described above and in Notes 2, 3, 10 and 11 to the consolidated financial statements, the Company has adopted the new accounting standard relating to targeted improvements to existing recognition, measurement, presentation and disclosure requirements for long-duration insurance contracts (the “LDTI standard”). The Company adopted the LDTI standard on January 1, 2023 with retroactive cumulative effect to January 1, 2021 for its traditional and limited payment long-duration contracts, on a modified retrospective basis, except for market risk benefits which used a full retrospective basis. As a result of the adoption, the consolidated financial statements as of and for the years ended December 31, 2022 and 2021 have been adjusted to reflect the effects of applying the LDTI standard. The impact of adopting the LDTI standard resulted in transition date adjustments to retained earnings and accumulated other comprehensive loss of $161 million and $125 million, respectively, as of January 1, 2021, and adjustments to retained earnings and accumulated other comprehensive income of $30 million and $79 million, respectively, as of December 31, 2022, and to net income of $150 million and $41 million for the years ended December 31, 2022 and 2021, respectively. The transition date and transition period adjustments are principally related to the changes in discount rate for the liability for future policy benefits and changes in instrument-specific credit risk for market risk benefits as it pertains to accumulated other comprehensive income/loss. Retained earnings was adjusted by the impact to future policy benefits related to cohorts with a net premium ratio greater than 100% at the transition date, partially offset by favorable movement from the fair value accounting for GMDB products. For traditional and limited payment long-duration contracts, the Company accrues a liability for future policy benefits (LFPB), based on a net premium ratio. The net premium ratio is the proportion of present value of gross premiums required to provide for all benefits and certain expenses. Management developed a discount rate methodology used to estimate the liability for future policy benefits for the Company’s traditional reinsurance liabilities and constructed discount rate curves that reference upper-medium grade fixed-income instrument yields (single A rated credit). The methodology uses observable market data, where available, and uses various estimation techniques. Discount rates are updated quarterly. Market risk benefits include certain contract features that provide minimum guarantees to policyholders, such as Guaranteed Minimum Death Benefit (GMDB) and are presented separately on the balance sheet either in an asset or liability position. Market risk benefits are measured at fair value using an option-based valuation model based on current net amounts at risk, market data, Company experience and other factors.
The principal considerations for our determination that performing procedures relating to the adoption of the LDTI standard is a critical audit matter are (i) the significant judgment by management when adopting the LDTI standard and determining the transition date and transition period adjustments, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s discount rate methodology and development of the yield curve and management’s significant market risk benefit assumptions used in determining the fair value of market risk benefits with specific reference to interest rates and volatility, and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) evaluating management’s process for adopting the LDTI standard and for determining the transition date and transition period adjustments, (ii) testing the relevance and reliability of the external data used by management to develop the discount rate curve, (iii) evaluating whether the valuation technique accurately reflects the discount rate curve, (iv) testing the completeness and accuracy of the data used by management to develop and update the significant market risk benefit assumptions, (v) evaluating whether significant market risk benefit assumptions are accurately reflected in the applicable valuation technique, and (vi) the use of professionals with specialized skills and knowledge to assist in (a) evaluating the appropriateness of the discount rate methodology and the reasonableness of the discount rate curve based on the consideration of the Company’s experience, industry trends, and market conditions, as applicable, (b) evaluating the appropriateness of the applicable valuation techniques and the reasonableness of the significant market risk benefit assumptions used in determining the fair value of market risk benefits based on the consideration of the Company’s historical and actual experience, industry trends, and market conditions, as applicable.
Valuation of certain Life and Health Reserves
As described in Notes 2 and 10 to the consolidated financial statements, life and health reserves consist of traditional and limited payment duration contracts, other long-duration contracts, and life and health short-duration contracts. As at December 31, 2023, the Company’s life and health reserves were $2.9 billion. As disclosed in Note 2, for traditional and limited payment long-duration contracts, the Company accrues a liability for future policy benefits (LFPB) over time as revenue is recognized based on a net premium ratio. The net premium ratio is the amount of gross premiums required to provide for all benefits and certain expenses. The LFPB uses the Company's current assumption of future cash flows discounted at a rate that approximates a single A rated corporate bond yield. Contracts are generally grouped into cohorts by product type, issue year, geographical region, currency, and other factors. The most significant cash flow assumptions used are mortality, morbidity and persistency. The Company has elected to lock-in claims expense assumptions at contract inception and those assumptions are not subsequently reviewed or updated.
The principal considerations for our determination that performing procedures relating to the valuation of life and health reserves is a critical audit matter are (i) the significant judgment by management when selecting the actuarial method and developing their estimate, which in turn led to a high degree of auditor subjectivity and judgment in performing the audit procedures related to the estimate with a focus on traditional and limited payment long-duration contracts, (ii) the significant audit effort and judgment in evaluating the audit evidence related to the actuarial methods and the related assumptions, specifically discount rates and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to (a) model change controls and (b) completeness of the underlying data inputs used in the valuation methods; including select policy data attributes. These procedures also included, among others, (i) the involvement of professionals with specialized skills and knowledge to assist in testing management’s process for determining the valuation of life and health reserves, which included (a)

evaluating the appropriateness of the methods used, and (b) evaluating the reasonableness of management’s significant assumptions related to policyholder behavior and the discount rate (ii) testing the completeness and accuracy of data provided by management on a sample basis and (iii) testing the relevance and reliability of management data used in the Company’s reserving.
Valuation of certain Non-life Reserves
As described in Notes 2 and 9 to the consolidated financial statements, the reserves for non-life business include amounts determined from loss reports on individual treaties (case reserves), additional case reserves when the Company’s loss estimate is higher than reported by the cedants (ACRs) and amounts for losses incurred but not yet reported to the Company (IBNR). As at December 31, 2023, the Company’s non-life reserves were $13.2 billion. As disclosed by management, ACRs are established for particular circumstances where, on the basis of individual loss reports, management estimates that the particular loss or collection of losses covered by a treaty may be greater than those advised by the cedant. IBNR reserves represent a provision for claims that have been incurred but not yet reported to the Company, as well as future loss development on losses already reported, in excess of the case reserves and ACRs. Management develops the estimated reserves through the use of a variety of statistical and actuarial techniques, which monitor reserve adequacy over time, evaluate new information as it becomes known and adjust reserves as deemed necessary. The Company often relies on a blend of the results from two or more methods (e.g., weighted averages). The judgment as to which of the reserving method(s) is most appropriate for a particular underwriting year and reserving cell could change over time as new information emerges regarding underlying loss activity and other data.
The principal considerations for our determination that performing procedures relating to the valuation of certain non-life reserves is a critical audit matter are (i) the significant judgment by management when selecting actuarial methods and developing their estimate; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to a) the expected loss ratios, loss development factors, ultimate loss ratios and the selection of significant actuarial methods in relation to certain reserving segments and b) potential exposures, market loss estimates, modeled analysis and future loss development on losses already reported in relation to certain major events; and (iii) the audit effort involved the use of professionals with specialized skills and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the underlying data inputs used in the valuation method; including premiums, case reserves and losses paid. These procedures also included, among others, (i) the involvement of professionals with specialized skills and knowledge to assist in (a) developing an independent estimate for certain reserve segments of the non-life reserve, and comparing this independent estimate to management’s determined reserve; and (b) for certain reserve segments and major events, testing management’s process for estimating the reserve for claims and claim expenses by evaluating the appropriateness of management’s aforementioned significant actuarial methods and assumptions and the consistency of management’s approach period-over period, (ii) testing the completeness and accuracy of data provided by management on a sample basis and (iii) testing the relevance and reliability of management data used in the Company’s reserving.

/s/ PricewaterhouseCoopers Ltd.
Hamilton, Bermuda
March 25, 2024

We have served as the Company’s auditor since 2022.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and the Board of Directors
PartnerRe Ltd.
Opinion on the Financial Statements
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3, the accompanying consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows of PartnerRe Ltd. (the Company) for the year ended December 31, 2021 (the 2021 consolidated financial statements before the effects of the adjustments discussed in Note 3 are not presented herein), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3, present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles. We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 3 and, accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by PricewaterhouseCoopers Ltd.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Shareholders and Board of Directors
PartnerRe Ltd.
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting described in Note 3, the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows of PartnerRe Ltd. (the Company) for the year ended December 31, 2021 (the 2021 consolidated financial statements before the effects of the adjustments discussed in Note 3 are not presented herein), and have issued our report thereon dated March 2, 2022, included elsewhere in this Annual Report on Form 20-F. Our audit of the consolidated statements of operations and comprehensive income, shareholders’ equity and cash flows included the financial statement schedules listed in Item 18 of this Form 20-F (the “schedules”). These schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s schedules, based on our audit.
In our opinion, the schedules present fairly, in all material respects, the information set forth therein when considered in conjunction with the consolidated financial statements.

/S/ Ernst & Young Ltd.
Ernst & Young Ltd.

Hamilton, Bermuda
March 2, 2022

SCHEDULE I
PartnerRe Ltd.
Consolidated Summary of Investments
Other Than Investments in Related Parties
at December 31, 2023
(Expressed in thousands of U.S. dollars)

Type of investment	Cost (1)	Fair Value	Amount at which shown in the balance sheet
Fixed maturities
U.S. government and government sponsored enterprises	$1,972,264	$1,736,952	$1,736,952
U.S. states, territories and municipalities	51,350	51,642	51,642
Non-U.S. sovereign government, supranational and government related	1,909,275	1,780,318	1,780,318
Corporate bonds	7,309,854	6,777,767	6,777,767
Asset-backed securities	15,022	15,022	15,022
Residential mortgage-backed securities	5,346,928	4,728,355	4,728,355
Fixed maturities	$16,604,693	$15,090,056	$15,090,056
Equities
Common stocks
Banks, trust and insurance companies	$93,942	$39,141	$39,141
Industrial, miscellaneous and all other	423,149	860,189	860,189
Nonredeemable preferred stocks	15,393	17,840	17,840
Equities	$532,484	$917,170	$917,170
Short-term investments	$1,032,895	$1,020,257	$1,020,257
Other invested assets (2)		$3,251,412	$3,464,839
Investments in real estate (3)		$—	$56,188
Total		$20,278,895	$20,548,510

(1)Original cost of fixed maturities reduced by repayments and adjusted for amortization of premiums or accrual of discounts. Original cost of equity securities.
(2)Other invested assets shown in the Consolidated Balance Sheets in Item 18 also includes the Company’s investments accounted for using the equity method of accounting of $213 million.
(3)Investments in real estate are carried at original cost less any impairments.

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant
Condensed Balance Sheets—Parent Company Only
(Expressed in thousands of U.S. dollars, except parenthetical share and per share data)

	December 31, 2023	December 31, 2022
Assets
Fixed maturities, at fair value (amortized cost: 2023, $95,252; 2022, $90,171)	$80,936	$73,642
Short-term investments, at fair value (amortized cost: 2023, $2,487; 2022, $nil)	2,487	—
Cash and cash equivalents	3,052	3,814
Investments in subsidiaries	10,388,510	8,749,966
Intercompany loans and balances receivable	22,504	18,546
Other	18,873	21,042
Total assets	$10,516,362	$8,867,010

Liabilities
Intercompany loans and balances payable (1)	$2,034,176	$2,423,951
Accounts payable, accrued expenses and other	57,765	45,740
Total liabilities	2,091,941	2,469,691

Shareholders’ Equity
Common shares (par value $0.00000001; issued and outstanding: 100,000,000 shares)	—	—
Preferred shares (par value $1.00; issued and outstanding: 8,000,000 shares; aggregate liquidation value: $200,000)	8,000	8,000
Additional paid-in capital	1,929,934	1,929,934
Accumulated other comprehensive income	7,527	70,879
Retained earnings	6,478,960	4,388,506
Total shareholders’ equity	8,424,421	6,397,319
Total liabilities and shareholders’ equity	$10,516,362	$8,867,010

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
The parent has also fully and unconditionally guaranteed all obligations of PartnerRe Finance II Inc. and PartnerRe Finance B LLC, both indirect 100% owned finance subsidiaries of the parent, related to the remaining $62 million aggregate principal amount of Fixed-to-Floating Rate junior subordinated CENts, with an annual rate of 3-month SOFR plus a margin equal to 2.325% and an additional spread adjustment of 0.26161% (due to the transition of the benchmark from LIBOR), and $500 million aggregate principal amount of 4.500% Fixed-Rate Reset junior subordinated notes, respectively. The parent’s obligations under these guarantees are unsecured junior subordinated obligations and rank junior in right of payment to all of the parent's outstanding and future senior indebtedness, and equally in right of payment with all outstanding and future unsecured indebtedness that is by its terms equal in right of payment to the junior subordinated notes.

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant - Continued
Condensed Statements of Operations and Comprehensive Income (Loss) —Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Revenues
Net investment income	$2,612	$1,851	$2,496
Net realized and unrealized investment gains (losses)	1,713	(15,406)	(16,730)
Other income	108	106	148
Total revenues	4,433	(13,449)	(14,086)
Expenses
Other expenses	51,302	73,046	55,996
Interest expense on intercompany loans	46,993	33,408	35,204
Net foreign exchange losses (gains)	53,800	(65,165)	(79,696)
Total expenses	152,095	41,289	11,504
Loss before equity in net income (loss) of subsidiaries	(147,662)	(54,738)	(25,590)
Equity in net income (loss) of subsidiaries	2,465,781	(885,014)	789,778
Net income (loss)	2,318,119	(939,752)	764,188
Preferred dividends	9,750	9,750	22,693
Loss on redemption of preferred shares	—	—	21,234
Net income (loss) attributable to common shareholder	$2,308,369	$(949,502)	$720,261
Comprehensive income (loss)
Net income (loss)	$2,318,119	$(939,752)	$764,188
Other comprehensive (loss) income	(63,352)	167,287	124,217
Comprehensive income (loss)	$2,254,767	$(772,465)	$888,405

SCHEDULE II
PartnerRe Ltd.
Condensed Financial Information of Registrant - Continued
Condensed Statements of Cash Flows—Parent Company Only
(Expressed in thousands of U.S. dollars)

	For the year ended
	December 31, 2023	December 31, 2022	December 31, 2021
Cash flows from operating activities
Net income (loss)	$2,318,119	$(939,752)	$764,188
Adjustments to reconcile net income to net cash used in operating activities:
Equity in net (income) loss of subsidiaries	(2,465,781)	885,014	(789,778)
Other, net	101,969	41,810	(51,783)
Net cash used in operating activities	(45,693)	(12,928)	(77,373)
Cash flows from investing activities
Advances to/from subsidiaries, net (1)	52,631	22,213	100,426
Sales and redemptions of fixed maturities	6,483	11,290	481,015
Sales and redemptions of short-term investments	940	5,173	—
Purchases of fixed maturities	(11,613)	(15,984)	(62,239)
Purchases of short-term investments	(3,868)	(5,173)	—
Other, net	(2,078)	(3,341)	(8,465)
Net cash provided by investing activities	42,495	14,178	510,737
Cash flows from financing activities (1)
Issuance of preferred shares (2)	—	—	193,887
Redemption of preferred shares (2)	—	—	(637,241)
Net cash used in financing activities	—	—	(443,354)
Effect of foreign exchange rate changes on cash	2,436	576	1,958
Increase (decrease) in cash and cash equivalents	(762)	1,826	(8,032)
Cash and cash equivalents—beginning of year	3,814	1,988	10,020
Cash and cash equivalents—end of year	$3,052	$3,814	$1,988

(1)The following non-cash transactions were excluded from the Condensed Statement of Cash Flows - Parent Company Only:
a.During 2023, 2022 and 2021, dividends paid to common and preferred shareholders of $228 million, $188 million and $129 million, respectively, were paid by a Bermuda subsidiary on behalf of the parent, with a corresponding increase to intercompany balances payable.
b.During 2023, the parent recorded non-cash dividends received from subsidiaries of $850 million, non-cash capital contributions to subsidiaries of $103 million, and a corresponding decrease in intercompany loan payable of $747 million.
c.During 2022, the parent recorded a non-cash exchange of certain intercompany balances payable for an intercompany loan payable of $744 million.
d.During 2022, the parent recorded non-cash dividends received from subsidiaries of $630 million, non-cash capital contributions to subsidiaries of $527 million and a corresponding decrease in intercompany balances payable of $103 million.
e.During 2021, the parent recorded a non-cash dividend received from a subsidiary of $350 million, with a corresponding change to intercompany balances payable.
(2)During 2021, the parent issued 8 million 4.875% Series J fixed rate non-cumulative redeemable preferred shares at a par value of $1.00 per share and a redemption price of $200 million, and incurred preferred share issuance costs of $6 million. The parent also redeemed all outstanding Series G, H and I preferred shares at $25 per share for an aggregate liquidation value of $637 million during 2021.

SCHEDULE III
PartnerRe Ltd.
Supplementary Insurance Information
As of and for the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. dollars)

	Deferred Policy Acquisition Costs	Non-life Reserves	Unearned Premiums	Life and Health Reserves	Premium Revenue	Net Investment Income (1)	Losses Incurred	Acquisition Costs	Other Expenses (2)	Net Premiums Written
2023
Non-life	$700,090	$13,151,309	$2,739,585	$—	$5,838,466	$ N/A	$3,182,340	$1,454,373	$130,733	$5,848,323
Life and Health	320,614	—	2,170	2,859,257	2,080,294	73,091	1,807,868	108,734	118,404	2,080,589
Corporate and Other	—	—	—	—	—	572,594	—	—	214,248	—
Total	$1,020,704	$13,151,309	$2,741,755	$2,859,257	$7,918,760	$645,685	$4,990,208	$1,563,107	$463,385	$7,928,912

2022
Non-life	$700,694	$12,725,631	$2,743,406	$—	$5,611,452	$ N/A	$3,313,234	$1,430,121	$119,274	$5,898,750
Life and Health	311,373	—	1,965	2,497,519	1,645,665	73,656	1,412,638	107,092	92,919	1,645,445
Corporate and Other	—	—	—	—	—	324,692	—	—	202,683	—
Total	$1,012,067	$12,725,631	$2,745,371	$2,497,519	$7,257,117	$398,348	$4,725,872	$1,537,213	$414,876	$7,544,195

2021
Non-life	$617,537	$12,047,792	$2,498,426	$—	$5,329,556	$ N/A	$3,443,245	$1,279,039	$100,635	$5,510,828
Life and Health	298,787	—	2,735	2,785,382	1,626,966	81,226	1,407,795	112,463	88,069	1,623,190
Corporate and Other	—	—	—	—	—	295,243	—	—	209,838	—
Total	$916,324	$12,047,792	$2,501,161	$2,785,382	$6,956,522	$376,469	$4,851,040	$1,391,502	$398,542	$7,134,018

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

SCHEDULE IV
PartnerRe Ltd.
Reinsurance
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. dollars)

	Gross amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2023
Life reinsurance in force (1)	$—	$26,041,527	$648,495,550	$622,454,023	104%
Premiums earned
Life	$—	$28,417	$2,075,330	$2,046,913	101%
Accident and health	—	—	33,381	33,381	100%
P&C (2)	372,230	1,176,865	6,643,101	5,838,466	114%
Total premiums	$372,230	$1,205,282	$8,751,812	$7,918,760	111%

2022
Life reinsurance in force (1)	$—	$20,301,849	$529,438,861	$509,137,012	104%
Premiums earned
Life	$—	$28,426	$1,648,455	$1,620,029	102%
Accident and health	—	—	25,636	25,636	100%
P&C (2)	377,380	1,085,317	6,319,389	5,611,452	113%
Total premiums	$377,380	$1,113,743	$7,993,480	$7,257,117	110%

2021
Life reinsurance in force (1)	$—	$19,383,794	$453,373,378	$433,989,584	104%
Premiums earned
Life	$—	$24,519	$1,620,130	$1,595,611	102%
Accident and health	—	—	31,355	31,355	100%
P&C (2)	318,058	944,862	5,956,360	5,329,556	112%
Total premiums	$318,058	$969,381	$7,607,845	$6,956,522	109%

(1) Life reinsurance in force excludes products that do not pass risk transfer.
(2) P&C includes Specialty and U.S. health premiums.

SCHEDULE VI
PartnerRe Ltd.
Supplemental Information
Concerning Property-Casualty Insurance Operations (1)
For the years ended December 31, 2023, 2022 and 2021
(Expressed in thousands of U.S. dollars)

					Losses and Loss Expenses Incurred Related to
Affiliation with Registrant	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Expenses	Unearned Premiums	Premiums Earned	Current year	Prior year	Acquisition Costs	Paid Losses and Loss Expenses	Premiums Written
Consolidated subsidiaries
2023	$700,090	$13,151,309	$2,739,585	$5,838,466	$3,229,633	$(47,293)	$1,454,373	$2,732,602	$5,848,323
2022	$700,694	$12,725,631	$2,743,406	$5,611,452	$3,533,087	$(219,853)	$1,430,121	$2,658,136	$5,898,750
2021	$617,537	$12,047,792	$2,498,426	$5,329,556	$3,637,671	$(194,426)	$1,279,039	$2,972,995	$5,510,828

(1) Includes the Company's P&C and Specialty segments.

ITEM 19.	EXHIBITS
EXHIBIT INDEX

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
1.1	Amended Memorandum of Association	F-3	3.1	June 20, 1997	333-7094
1.2	Bye-laws of PartnerRe Ltd.	20-F	1.2	March 21, 2023	001-14536
2.1	Certificate of Designation of 4.875% Series J Fixed Rate Non-Cumulative Redeemable Preferred Shares	6-K	3.1	March 15, 2021	001-14536
2.2	Certificate of Designation of Class B Common Shares	20-F	2.8	March 14, 2018	001-14536
2.3	PartnerRe Ltd. 2021 Restricted Share Unit Plan	20-F	2.6	March 2, 2022	001-14536
2.4.1	Junior Subordinated Indenture dated November 7, 2006 among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York.	8-K	4.1	November 7, 2006	001-14536
2.4.2	First Supplemental Junior Subordinated Indenture (including the form of the CENts) among PartnerRe Finance II Inc., PartnerRe Ltd. and The Bank of New York	8-K	4.2	November 7, 2006	001-14536 61194484
2.5.1	Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.3	November 7, 2006	001-14536
2.5.2	First Supplemental Junior Subordinated Debt Securities Guarantee Agreement dated November 7, 2006 between PartnerRe Ltd. and The Bank of New York	8-K	4.4	November 7, 2006	001-14536
2.6.1	Indenture dated March 15, 2010 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.1	March 15, 2010	001-14536
2.6.2	Second Supplemental Indenture, dated as of June 19, 2019, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	June 19, 2019	001-14536
2.7.1	Senior Debt Securities Guarantee Agreement dated March 15, 2010 between PartnerRe Ltd. and The Bank of New York Mellon	8-K	4.3	March 15, 2010	001-14536
2.7.2	Second Supplemental Senior Debt Securities Guarantee Agreement, dated as of June 19, 2019, between PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	June 19, 2019	001-14536
2.8.1	Deed of covenant made on 15 September 2016 by PartnerRe Ireland Finance DAC in favour of the account holders or participants of Clearstream Banking S.A. and/or Euroclear Bank S.A./N.V.	20-F	2.10.1	March 2, 2020	001-14536
2.8.2	Guarantee agreement by PartnerRe Ltd. of the obligations of PartnerRe Ireland Finance DAC under (i) the €750,000,000 1.25 per cent. Guaranteed Notes due 15 September 2026	20-F	2.10.2	March 2, 2020	001-14536
2.8.3	Agency agreement dated 15 September 2016 between PartnerRe Ltd., PartnerRe Ireland Finance DAC and BNP Paribas Securities Services	20-F	2.10.3	March 2, 2020	001-14536
2.9.1	Subordinated Debt Securities Indenture, dated as of September 22, 2020 among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.1	September 22, 2020	001-14536
2.9.2	First Supplemental Subordinated Debt Securities Indenture, dated as of September 22, 2020, among PartnerRe Finance B LLC, PartnerRe Ltd. and The Bank of New York Mellon	6-K	4.2	September 22, 2020	001-14536

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Original Number	Date Filed	SEC File Reference Number	Filed Herewith
2.10.1	Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.3	September 22, 2020	001-14536
2.10.2	First Supplemental Subordinated Debt Securities Guarantee Agreement, dated as of September 22, 2020, between PartnerRe Ltd. and The Bank of New York	6-K	4.4	September 22, 2020	001-14536
2.11	Description of Securities					X
4.1	Form of Indemnification Agreement between PartnerRe Ltd. and its directors	10-Q	10.16	November 4, 2009	001-14536
8.1	Subsidiaries of the Company					X
11.1	Code of Business Conduct and Ethics					X
12.1	Certification of Jacques Bonneau, Chief Executive Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
12.2	Certification of Abina Kealy, Chief Financial Officer, as required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934					X
13.1	Certifications of Jacques Bonneau, Chief Executive Officer, and Abina Kealy, Chief Financial Officer, as required by Rule 13a-14(b) or 15d-14(b) of the Securities Exchange Act of 1934					X
15.1	Letter Regarding Change in Registrant's Certifying Accountant					X
17.1	Guarantors and Issuers of Guaranteed Securities					X
97.1	Recovery of Erroneously Awarded Compensation Policy					X
101.1
The following financial information from PartnerRe Ltd.’s Annual Report on Form 20–F for the year ended December 31, 2023 formatted in Inline XBRL: (i) Consolidated Balance Sheets at December 31, 2023 and 2022; (ii) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2023, 2022 and 2021; (iii) Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2023, 2022 and 2021; (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021; (v) Notes to Consolidated Financial Statements and (vi) Financial Statements Schedules.
X
104.1	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)					X

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTNERRE LTD.

By:	/S/ ABINA KEALY
Name:	Abina Kealy
Title:	Executive Vice President and Chief Financial Officer

Date:	March 25, 2024